Form 20-F
period 2016-12-31
HEBRON TECHNOLOGY CO., LTD
filed 2017-04-11
CIK 1603993

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report……………

For the transition period from                        to

Commission file number 001-37829

HEBRON TECHNOLOGY CO., LTD.
(Exact name of Registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

No. 936, Jinhai 2rd Road, Konggang New Area Longwan District
Wenzhou City, Zhejiang Province
People’s Republic of China
(Address of principal executive offices)

Steven Fu, Chief Financial Officer
+86-577-8689-5678– telephone
diqiuren139@139.com No. 936, Jinhai 2rd Road, Konggang New Area Longwan District
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common shares, par value $0.001 per share	Nasdaq

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 14,695,347  Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes    ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes    ☐ No

Conventions Used in this Annual Report

Except where the context otherwise requires and for purposes of this annual report on Form 20-F  only, “we,” “us,” “our company,” “Company,” “our” and “Hebron” refer to:

•	Hebron Technology Co., Ltd., a British Virgin Islands company limited by shares (“Hebron Technology” when individually referenced);

•	Hong Kong Xibolun Technology Limited, a Hong Kong limited company (“HK Xibolun” when individually referenced), which is a wholly owned subsidiary of Hebron Technology;

•	Zhejiang Xibolun Automation Project Technology Co., Ltd. (“Xibolun Automation”) (also referred to as or Zhejiang Xibolun Automatically Control System Engineering Technology Co., Ltd. in China), a PRC company, which is a wholly-owned subsidiary of HK Xibolun; and

•	Wenzhou Xibolun Fluid Equipment Co., Limited (“Xibolun Equipment”) (also referred to as or Wenzhou Xibolun Fluid Equipments Co., Ltd. in China), a PRC company, which is a wholly-owned subsidiary of HK Xibolun, which holds 70% of Xibolun Equipment through HK Xibolun’s 100% subsidiary, Xibolun Automation, and which holds 30% of Xibolun Equipment directly.

In addition, Hebron is the English romanization of Xibolun in Chinese.

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. The exchange rates in effect as of December 31, 2016 and 2015 were US $1.00 for RMB 6.94477 and RMB 6.4917, respectively. The average exchange rates for the years ended December 31, 2016 and 2015 were US $1.00 for RMB 6.64410 and RMB 6.2288, respectively. We use period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

For the sake of clarity, this annual report follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of the Chief Executive Officer will be presented as “Anyuan Sun,” even though, in Chinese, Mr. Sun’s name is presented as “Sun Anyuan.”

We obtained the industry and market data used in this annual report or any document incorporated by reference from industry publications, research, surveys and studies conducted by third parties and our own internal estimates based on our management’s knowledge and experience in the markets in which we operate. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report. We have sought to provide current information in this annual report and believe that the statistics provided in this annual report remain up-to-date and reliable, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report.

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under “Item 3—Key Information—Risk Factors,” “Item 4—Information on the Company,” “Item 5—Operating and Financial Review and Prospects,” and elsewhere in this report, as well as factors which may be identified from time to time in our other filings with the Securities and Exchange Commission (the “SEC”) or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

The forward-looking statements contained in this report reflect our views and assumptions only as of the date this report is signed. Except as required by law, we assume no responsibility for updating any forward-looking statements.

PART I

Item 1.                   Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2.                   Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3.                   Key Information

A. Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the two years ended December 31, 2016 and 2015 and the selected consolidated balance sheets data as of December 31, 2016 and 2015 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

(All amounts in thousands of U.S. dollars, except Dividend per share in Renminbi and Shares outstanding)

Statement of operations data:

	Year ended December 31,		Changes
	2016	2015	($)	(%)
Revenue	$27,097,836	$22,995,123	4,102,713	18%
Cost of revenue	16,636,258	14,255,811	2,380,447	17%
Gross profit	10,461,578	8,739,312	1,722,266	20%
General and administrative	705,038	1,129,679	(424,641)	(38)%
Research and development expenses	33,847	121,760	(87,913)	(72)%
Selling expenses	1,742,147	1,434,230	307,917	21%
Income from operations	7,980,546	6,053,643	1,926,903	32%
Other income, net	6,431	15,321	(8,890)	(58)%
Interest expense	(49,625)	(55,619)	5,994	(11)%
Income before income taxes	7,937,352	6,013,345	1,924,007	32%
Income taxes	2,002,467	1,617,751	384,716	24%
Net income	5,934,885	4,395,594	1,539,291	35%
Foreign currency translation (loss)	(1,401,124)	(927,892)	(473,232)	51%
Comprehensive income	$4,533,761	$3,467,702	1,066,059	31%

Balance sheet data:

	As of December 31,
	2016	2015
Current assets	$34,579,071	$16,835,897
Total assets	$47,079,357	$30,133,944
Current liabilities	$15,399,512	$13,652,325
Total liabilities	$15,932,287	$13,652,325
Total shareholders’ equity	$31,147,070	$16,481,619
Shares outstanding	14,695,347	12,000,000

Exchange Rate Information

Our financial information is presented in U.S. dollars. Our functional currency is Renminbi (“RMB”), the currency of the PRC. Transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than the RMB are included in statements of operations as foreign currency transaction gains or losses. Our financial statements have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation”, which was subsequently codified within ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in shareholders’ equity.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. We do not currently engage in currency hedging transactions.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated (www.oanda.com).

	Midpoint of Buy and Sell Prices for U.S. Dollar per RMB
Period	Period-End	Average	High	Low
2012	6.3090	6.3115	6.3862	6.2289
2013	6.1090	6.1938	6.3087	6.1084
2014	6.1484	6.1458	6.2080	6.0881
2015	6.4917	6.2288	6.4917	6.0933
2016	6.9448	6.6441	7.0672	6.4494
September	6.6702	6.6745	6.6878	6.6636
October	6.7740	6.7272	6.7821	6.6679
November	6.8872	6.8432	6.9243	6.7595
December	6.9448	6.9330	7.0672	6.8826
2017 (through April 7, 2017)
January	6.8817	6.8987	6.9535	6.8466
February	6.8689	6.8723	6.8842	6.8541
March	6.8912	6.8947	6.9155	6.8681
April (through April 7, 2017)	6.8985	6.8906	6.8985	6.8835

As of April 7, 2017, the exchange rate is RMB 6.8985 to $1.00.

B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

D. Risk Factors

Risks Related to Our Business and Industry

We may incur liability for unpaid taxes, including penalties.

In the normal course of its business, our Company, including in particular Xibolun Automation and Xibolun Equipment, may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due. Although the Company’s management believes the Company has paid all or accrued for all taxes owed by the Company, PRC taxing authorities may take the position that the Company owes more taxes than it has paid based on transactions conducted by HK Xibolun, which may be deemed a resident enterprise, thereby resulting in taxable liability for us. HK Xibolun’s purchases and sales of fluid equipment control systems offshore in 2013 could, if so challenged, result in a tax liability for our company. (See “Risk Factors — Under the Enterprise Income Tax Law, we may be classified as a ‘Resident Enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.”)

The Company recorded a tax liability of $8,744,563 and $6,812,280 as of December 31, 2016 and 2015, respectively, for the possible underpayment of income and business taxes, which is subject to penalty only. It is possible that the tax liability of the Company for past taxes may be higher than those amounts, if the PRC authorities determine that we are subject to penalties or that we have not paid the correct amount. Although we have had unofficial discussions with the local tax authority and believe that it is possible that the Company will reach an agreement with the local tax authority resulting in a settlement of tax liability lower than the amount currently accrued before the end of fiscal 2017, we have no guarantee that we will be able to negotiate such a reduction on the tax liability and we cannot be certain as to how much penalties would be assessed. To the extent our Company is able to negotiate such amounts, national-level taxing authorities may take the position that localities are without power to reduce such liabilities, and such PRC taxing authorities may attempt to collect unpaid taxes and penalties in amounts greatly exceeding management’s estimates.

Our industry is competitive in China.

The market for installation service in the pharmaceutical industry is fragmented and relatively competitive. Many of our clients require bidding process before choosing installation service providers. We compete on the basis of price and service quality.

The domestic market for valve products is fragmented and highly competitive. We estimate that there are three relatively large companies with which we compete and more than one hundred smaller companies with regional presences. The number of these companies varies from time to time. Some of our valve products compete on the basis of price and are sold in fragmented markets with low barriers to entry, allowing less expensive domestic producers to gain market share and reduce our margins. To the extent these competitors are able to grow and consolidate, they may be able to take advantage of economies of scale, which could put further pressure on our margins.

Our revenue will decrease if the industries in which our customers operate experience a protracted slowdown.

Our services mainly serve as key components in projects and machines operated by our customers which are mostly in the pharmaceutical industry. Therefore, we are subject to the general changes in economic conditions affecting this industry segment of the economy. If the pharmaceutical industry in which our customers operate do not grow or if there is a contraction in those industries, demand for our services will decrease. Demand for our services is typically affected by a number of overarching economic factors, including, but not limited to, interest rates, the availability and magnitude of private and governmental investment in infrastructure projects and the health of the overall global economy. Although pharmaceutical industry is more resilient in the wake of general economic slowdown, if there is a decline in economic activity in China and the other markets in which we operate or a protracted slowdown in industries on which we rely for our sales, demand for our services and our revenue will likewise decrease.

Any decline in the availability, or increase in the cost of raw materials could materially affect our earnings.

Our valve manufacturing operations depend heavily on the availability of various raw materials and energy resources. The mix of raw materials used in the production of valves is mainly composed of casting steel blank parts, forging steel blank parts and steel. Steel costs account for approximately 30% of our total manufacturing costs. The fuel costs in our manufacturing operations, particularly heavy oil and electricity, account for approximately 2% of total manufacturing costs. The availability of raw materials and energy resources may decline and their prices may fluctuate greatly. If our suppliers are unable or unwilling to provide us with raw materials on terms favorable to us, we may be unable to produce certain products. While valve production is only a very small part of our business, inability to produce certain products could result in a decrease in profit and damage to our reputation in our industry. In the event our raw material and energy costs increase, we may not be able to pass these higher costs on to our customers in full or at all. Any increase in the prices for raw materials or energy resources could materially increase our costs and therefore lower our earnings.

China’s appreciating currency may make our products more expensive to export to other countries.

While we sell most of our products in China, we may also export our products to a variety of other countries from time to time. Historically, we have relied on favorable exchange rates between China and other countries to drive revenues from products sold abroad. Over the last several years, China’s currency has appreciated against most foreign currencies, causing our products have become more expensive in other countries. To the extent the Chinese RMB continues to appreciate, our products could become more expensive and, as a result, less attractive to potential customers in other countries. Although the RMB strengthened against the U.S. dollar over the last five years, the RMB’s significant weakening against the U.S. dollar since July 2015 has largely undone such prior increases. See “Exchange Rate Information.”

Outstanding bank loans may reduce our available funds.

We have approximately $0.7 million and $0.8 million in bank loans outstanding as of December 31, 2016 and December 31, 2015, respectively. The loans are held at multiple banks, and all of the debt is guaranteed by members of our management, their immediate family members and unrelated third parties. In particular, our Chief Executive Officer and his brother have guaranteed this debt with recourse to their respective residences, and unrelated third parties have extended guarantees of our company’s debt in order to assist us in obtaining such loans. There can be no guarantee that we will be able to pay all amounts when due or refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

Reciprocal debt guarantees may reduce our assets if we are required to honor a guarantee made in favor of a third party.

In the past, we have occasionally entered into reciprocal debt guarantees with other local businesses in order to meet funding requirements of lenders, who sometimes require greater assets or income than we have individually, but that could be satisfied if similarly situated businesses agreed to guarantee each other’s debts. These guarantees are typically time-limited and tend to be two years in length. Although we do not currently have a guarantee obligation, we could be subject to loss in the future if we undertake to guarantee another party’s debt and such third party subsequently defaults in payment.

Our bad debt expense is material.

Financial difficulties experienced by our customers could result in risks to accounts receivable and could also include delays in collection, a reduction in liquidity and an eventual increase in bad debt. Although we recovered the majority of our bad debt in 2014, our bad debt expense was material during fiscal 2015 and fiscal 2013. The Company had a net recovery of $227,873 bad debt expense in fiscal 2016, while for the year ended December 31, 2015, we had a bad debt expense of $367,314, for the year ended December 31, 2014, we had a recovery of bad debt expense of $368,713 and for the year ended December 31, 2013, we recorded a bad debt expense of $370,024.

We may have liability under our contract with Zhejiang University.

We signed a Research and Collaboration Agreement with Zhejiang University on January 20, 2011. Pursuant to the agreement, Zhejiang University was responsible for conducting the research and development work of intelligent process control valve on behalf of us, and we were obligated to pay Zhejiang University a total of RMB 1 million (approximately $0.15 million) in several installments. We made payments to Zhejiang University in accordance with the specific milestones stipulated in the agreement and a total of RMB 0.65 million (approximately $0.10 million) as required by the agreement was paid as of December 31, 2016.

In addition, the agreement requires us to pay a total amount of RMB 0.35 million to Zhejiang University depending on the sales of the products, which consists of RMB 0.07 million per year for 5 years starting from May 31, 2012. As of April 1, 2017,  RMB 0.15 million remains outstanding because we have not put any such products from the research into market for sales, and Zhejiang University has never required us to pay for any balance by sending us any invoice. Based on the terms of the agreement, we consider that this payment is not due. However, we plan to pay the required amount according to the terms in the Research and Collaboration Agreement in the future once we start selling the products. We do not intend to make payment until the conditions in the agreement are met. Zhejiang University could file a lawsuit against us claiming the balance and damages if we refuse to pay on its demand. Such a lawsuit, whether or not successful, may cost us considerable time and expense.

The loss of any of our key customers could reduce our revenues and our profitability.

We consider our major customers in each period to be those customers that accounted for more than 10% of overall revenues in such period.

For the year ended December 31, 2016, two major customers each accounted for approximately 10% of the Company’s total revenue. As of December 31, 2016, two customers accounted for approximately 51% and 45% of the Company’s total contracts receivable balance, respectively.

For the year ended December 31, 2015, two major customers accounted for approximately 11%, and 10% of the Company’s total sales, respectively. As of December 31, 2015, two customers accounted for approximately 63% and 14% of the Company’s total contracts receivable and accounts receivable balance, respectively.

We have not entered into long-term contracts with any of these major customers and instead rely on individual orders from such customers. Therefore, there can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to serve these customers at current levels or at all. As the majority of our revenues are driven by individual orders for installation services, our major customers often change each period based on when a given order is placed. Although long-term contracts do not exist in our industry and our customers often make orders repeatedly, if we cannot maintain long-term relationships with major customers or replace major customers from period to period with equivalent customers, the loss of such sales could have an adverse effect on our business, financial condition and results of operations.

We rely on a relatively limited number of vendors.

We consider our major vendors in each period to be those vendors that accounted for more than 10% of overall purchases in such period.

For the year ended December 31, 2016, three major sub-contractors accounted for approximately 44%, 22% and 15% of subcontract costs, respectively. For the year ended December 31, 2016, only one supplier accounted for 10% of the Company’s accounts payable balance.

For the year ended December 31, 2015, two major sub-contractors accounted for approximately 45% and 24% of subcontract costs, respectively. For the year ended December 31, 2015, two suppliers accounted for 22% and 15% of the Company’s accounts payable balance, respectively.

We have not entered into long-term contracts with any of these major vendors and instead rely on individual projects with such vendors. Although we believe that we can locate replacement vendors readily on the market for prevailing prices and that we would not have significant difficulty replacing a given vendor, any difficulty in replacing such a vendor could negatively affect our company’s performance to the extent it results in higher prices or a slower supply chain.

Any disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products.

As to the products we manufacture, we must manage our supply chain for raw materials and delivery of our products. Supply chain fragmentation and local protectionism within China further complicates supply chain disruption risks. Local administrative bodies and physical infrastructure built to protect local interests pose transportation challenges for raw material transportation as well as product delivery. In addition, profitability and volume could be negatively impacted by limitations inherent within the supply chain, including competitive, governmental, legal, natural disasters, and other events that could impact both supply and price. Any of these occurrences could cause significant disruptions to our supply chain, manufacturing capability and distribution system that could adversely impact our ability to produce and deliver products.

We do not maintain a reserve for warranty or defective products/installation claims. Our costs could increase if we experience a significant number of claims.

The Company generally obtains the customers’ acceptance when the Company delivers product or renders service to its customers. The Company will not recognize revenue until a Completion and Evaluation Report has been provided by the customer. The Completion and Evaluation Report proves the quality of the installation projects, and there is no additional service performed by the Company later. Therefore, revenue is recognized when a Completion and Evaluation Report has been provided by the customer.

In practice, the Company allows customers to reserve approximately 5-10% of the agreed purchase or installation price as the quality security retention for a period of one year after the Company delivers and/or implement a solution for them.

The Company considers this one year term as a warranty period for the Company’s products sold or services provided as defined under ASC Subtopic 450-20. Historically, the Company has not experienced significant customer complaints about the products and none of customers have claimed damages for any loss incurred due to quality problems. Therefore, no separate warranty provisions were provided as at December 31, 2016, 2015 and 2014 based on historical experience.

We believe that our customer support teams, our quality assurance and manufacturing monitoring procedures will continue to keep claims at a level that does not support a need for a reserve. However, if we were to experience a significant increase in claims or failures to pay this final payment, our financial results could be adversely affected. Moreover, China’s Product Quality Law generally allows customers two years (and in some cases ten years) to seek compensation for damages caused by product quality deficiencies in cases in which the product lacks an expiration period.

Rapid expansion could significantly strain our resources, management and operational infrastructure, which could impair our ability to meet increased demand for our products and hurt our business results.

To accommodate our anticipated growth, we will need to expand capital resources and dedicate personnel to implement and upgrade our accounting, operational and internal management systems and enhance our record keeping and contract tracking system. Such measures will require us to dedicate additional financial resources and personnel to optimize our operational infrastructure and to recruit more personnel to train and manage our growing employee base. If we cannot successfully implement these measures efficiently and cost-effectively, we will be unable to satisfy the demand for our products, which will impair our revenue growth and hurt our overall financial performance.

We must manage growth in operations to maximize our potential growth and achieve our expected revenues and any failure to manage growth will cause a disruption of our operations and impair our ability to generate revenue.

In order to maximize potential growth in our current and potential markets, we believe that we must expand the scope of our valve manufacturing and production facilities and capabilities and continue to develop new and improved valves. This expansion will place a significant strain on our management and our operational, accounting, and information systems. We expect that we will need to continue to improve our financial controls, operating procedures and management information systems. We will also need to effectively train, motivate and manage our employees. Our failure to manage our growth could disrupt our operations and ultimately prevent us from generating the revenues we expect.

We cannot assure you that our internal growth strategy will be successful, which may result in a negative impact on our growth, financial condition, results of operations and cash flow.

One of our strategies is to grow internally through establishing our services in additional markets by increasing the development of new products and improving the quality of existing products. However, many obstacles to this expansion exist, including, but not limited to, increased competition from similar businesses, our ability to improve our products and product mix to realize the benefits of our research and development efforts, unexpected costs, costs associated with marketing efforts. We cannot, therefore, assure you that we will be able to successfully overcome such obstacles and establish our services in any additional markets. Our inability to implement this internal growth strategy successfully may have a negative impact on our growth, future financial condition, results of operations or cash flows.

Failure to manage our growth could strain our management, operational and other resources, which could materially and adversely affect our business and prospects.

Our internal growth strategy includes building our brand, expanding our services, developing repair and maintenance business, increasing market penetration of our existing products, developing new products and increasing our targeting of the pharmaceutical market in China. Pursuing these strategies has resulted in, and will continue to result in substantial demands on management resources. In particular, the management of our growth will require, among other things:

•	continued enhancement of our research and development capabilities;

•	information technology system enhancement;

•	stringent cost controls and sufficient liquidity;

•	strengthening of financial and management controls and information technology systems;

•	increased marketing, sales and support activities; and

•	hiring and training of new personnel.

If we are not able to manage our growth successfully, our business and prospects would be materially and adversely affected.

Our bank accounts are not insured or protected against loss.

We maintain our cash with various banks and trust companies located in the PRC. Our cash accounts are not insured or otherwise protected. While China is currently considering implementation of banking insurance policies, it has not yet done so. Should any bank or trust company holding our cash deposits become insolvent, or if we are otherwise unable to withdraw funds, we would lose the cash on deposit with that particular bank or trust company.

Our Chinese subsidiaries’ books and records are prepared in accordance with China GAAP, not U.S. GAAP.

Substantially all of the business operations of the Company are located in Mainland China. Although Hebron Technology’s reports are prepared in accordance with U.S. GAAP, our PRC subsidiaries’ books and records are prepared in accordance with China GAAP. Despite our efforts to improve the Company’s controls and procedures, our accounting personnel do not have sufficient knowledge, experience and training in maintaining our books and records in accordance with U.S. GAAP standards. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm the value of our shares.

We are substantially dependent upon our senior management and key research and development personnel.

We are highly dependent on our senior management to manage our business and operations and our key research and development personnel for the development of new products and the enhancement of our existing products and technologies. In particular, we rely substantially on our Chief Executive Officer, Anyuan Sun and our Chief Financial Officer, Steven Fu, to manage our operations. We also depend on our Chief Technical Officer, Xiaoliang Xue, for the development of new technology and products.

While we provide the legally required personal insurance for the benefit of our employees, we do not maintain key man life insurance on any of our senior management or key personnel other than our Chief Executive Officer, Mr. Anyuan Sun. The loss of any one of them would have a material adverse effect on our business and operations. Competition for senior management and our other key personnel is intense and the pool of suitable candidates is limited. We may be unable to locate a suitable replacement for any senior management or key personnel that we lose. In addition, if any member of our senior management or key personnel joins a competitor or forms a competing company, they may compete with us for customers, business partners and other key professionals and staff members of our company. Although each of our senior management and key personnel has signed a confidentiality agreement in connection with his employment with us, we cannot assure you that we will be able to successfully enforce these provisions in the event of a dispute between us and any member of our senior management or key personnel.

We compete for qualified personnel with other technology companies and research institutions. Intense competition for these personnel could cause our compensation costs to increase, which could have a material adverse effect on our results of operations. Our future success and ability to grow our business will depend in part on the continued service of these individuals and our ability to identify, hire and retain additional qualified personnel. If we are unable to attract and retain qualified employees, we may be unable to meet our business and financial goals.

We are heavily dependent upon the services of experienced personnel who possess skills that are valuable in our industry, and we may have to actively compete for their services.

We are heavily dependent upon our ability to attract, retain and motivate skilled personnel to serve our customers. Many of our personnel possess skills that would be valuable to all companies engaged in our industry. Consequently, we expect that we will have to actively compete for these employees. Some of our competitors may be able to pay our employees more than we are able to pay to retain them. Our ability to profitably operate is substantially dependent upon our ability to locate, hire, train and retain our personnel. There can be no assurance that we will be able to retain our current personnel, or that we will be able to attract and assimilate other personnel in the future. If we are unable to effectively obtain and maintain skilled personnel, the development and quality of our services could be materially impaired. See “Our Employees.”

We depend on intellectual property licensed from third parties, and termination of any of these licenses could result in the loss of significant rights, which would harm our business.

Our Chief Executive Officer grants us the right to use two trademarks, three patents and one copyright without payment. As our Chief Executive Officer’s permission to use these two trademarks is provided at his discretion, he could choose to discontinue such permission in the future. While currently the only third party who grants us intellectual property license is our Chief Executive Officer, it is possible for us to obtain license from any other third parties. Any termination of these licenses could result in the loss of significant rights and could harm our ability to commercialize our products. We must therefore rely on those third parties to enforce their rights and obligations. If they do not successfully enforce such rights and obligations, our development and commercialization of such technology could be delayed or prevented.

When we license intellectual property from third parties, those parties generally retain most or all of the obligations to maintain and extend, as well as the rights to assert, prosecute and defend, that intellectual property. If we or our licensors fail to adequately protect this intellectual property or if we do not have exclusivity for the marketing of our products, our ability to commercialize products could suffer.

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

We rely on a combination of patent, copyright, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. We are currently in control of 20 patents in China covering our valve production technology, 17 of which are now owned by PRC entities, and 3 of which are now owned by Mr. Anyuan Sun.

In addition, for those 3 patents owned by Mr. Anyuan Sun, Mr. Sun currently has no intention to transfer them to the ownership of our PRC entities. Although we are using the patents for free, there are possibilities that Mr. Sun may require us to pay royalties in future. If so, it will certainly increase our operational costs and adversely affect our business profitability.

Likewise, two of four trademarks and one copyright as disclosed in the section of “Our Intellectual Property” we are currently using are under Mr. Anyuan Sun’s ownership but we’re currently using them for free. There is also a possibility that we will be required by Mr. Sun to pay royalties in future. If so, it will certainly increase our operation cost and adversely affect our business profitability. Fortunately, we successfully applied on our own name two trademarks in 2015, for both of which we have obtained the certificate issued by the authority (SAIC).

As to the licenses on aforementioned three patents, two trademarks, and one copyright, the license agreements we signed with Mr. Anyuan Sun did not specify expiration dates but only stated that we are entitled to use them during the valid terms of the patents, trademarks, and copyrights, which indicated that if the terms expire and Mr. Sun does not want to extend them, the licenses will expire. Also, according to China’s Intellectual Property Laws, including Patent Law, Trademark Law, and Copyrights Law, the license agreement is valid once the agreement is signed and the registration with regulatory agencies is not a necessity for the agreement to be valid. However, if the agreement is not registered, then the general public may not be aware of the agreement and the licensees’ rights will not be protected when the licensor assigns the intellectual property rights to other parties. We filed with the regulatory agencies the registration application of the license agreements in March of 2016, and the whole process shall be completed in a couple of months. In addition, since the license agreements are non-exclusive, Mr. Sun is still entitled to sign license agreements with other parties. If Mr. Sun does so, the market shares for our products which are manufactured and sold with these licensed intellectual property rights will certainly be shrunk and our profits will be affected adversely.

The process of seeking patent protection can be lengthy and expensive, our patent applications may fail to result in patents being issued, and our existing and future patents may be insufficient to provide us with meaningful protection or commercial advantage. Our patents and patent applications may also be challenged, invalidated or circumvented.

We also rely on trade secret rights to protect our business through non-disclosure provisions in employment agreements with employees. If our employees breach their non-disclosure obligations, we may not have adequate remedies in China, and our trade secrets may become known to our competitors.

Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

We may be exposed to intellectual property infringement and other claims by third parties which, if successful, could disrupt our business and have a material adverse effect on our financial condition and results of operations.

Our success depends, in large part, on our ability to use and develop our technology and know-how without infringing third party intellectual property rights. If we sell our branded products internationally, and as litigation becomes more common in China, we face a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our branded products in either China or other countries, including the United States and other countries in Asia. In addition, the defense of intellectual property suits, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to:

•	pay damage awards;
•	seek licenses from third parties;
•	pay ongoing royalties;
•	redesign our branded products; or
•	be restricted by injunctions,

each of which could effectively prevent us from pursuing some or all of our business and result in our customers or potential customers deferring or limiting their purchase or use of our branded products, which could have a material adverse effect on our financial condition and results of operations.

Risks Related to Doing Business in China

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expand significant resources to investigate and resolve the matter which could harm our business operations and our reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company and our business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our company and business operations will be severely hampered and your investment in our stock could be rendered worthless.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. These government involvements have been instrumental in China’s significant growth in the past 30 years. In response to the recent global and Chinese economic downturn, the PRC government has adopted policy measures aimed at stimulating the economic growth in China. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of our industry or otherwise negatively affects our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

Labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated a new labor law, namely, the Labor Contract Law of the PRC, which became effective on January 1, 2008, which was further amended on December 28, 2012 (effective July 1, 2013). The Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations. The Labor Contract Law also mandates that employers provide social welfare packages to all employees, increasing our labor costs. To the extent competitors from outside China are not affected by such requirements, we could be at a comparative disadvantage.

Imposition of trade barriers and taxes may reduce our ability to do business internationally, and the resulting loss of revenue could harm our profitability.

We may experience barriers to conducting business and trade in our targeted emerging markets in the form of delayed customs clearances, customs duties and tariffs. In addition, we may be subject to repatriation taxes levied upon the exchange of income from local currency into foreign currency, substantial taxes on profits, revenues, assets and payroll, as well as value-added tax. The markets in which we plan to operate may impose onerous and unpredictable duties, tariffs and taxes on our business and products, and there can be no assurance that this will not reduce the level of sales that we achieve in such markets, which would reduce our revenues and profits.

Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.

China passed an Enterprise Income Tax Law (the “EIT Law”) and implementing rules, both of which became effective on January 1, 2008. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation of China issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, or the Notice, further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or group. Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate stamps, board and stockholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management are often resident in China. A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and must pay a withholding tax at a rate of 10% when paying dividends to its non-PRC stockholders.

Hebron Technology does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of the Notice, so we believe the Notice is not applicable to us. However, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in the Notice to evaluate the tax residence status of Hebron Technology.

We do not believe that we meet some of the conditions outlined. As a holding company, the key assets and records of Hebron Technology including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that have been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Hebron Technology should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in the Notice were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Currently, we do not have any non-China source income, so this would have minimal effect on us; however, if we develop non-China source income in the future, we could be adversely affected. Second, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income.” Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC stockholders and with respect to gains derived by our non-PRC stockholders from transferring our shares.

If we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both the U.S. and China, but our PRC source income will not be taxed in the U.S. again because the U.S.-China tax treaty will avoid double taxation between these two nations.

Since our operations and assets are located in the PRC, shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, our directors and executive officers.

Our operations and assets are located in the PRC. In addition, most of our executive officers and directors are non-residents of the U.S., and substantially all the assets of such persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

In connection with this offering, we will become subject to the U.S. Foreign Corrupt Practices Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations, agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants or distributors of our company, because these parties are not always subject to our control. We are in process of implementing an anticorruption program, which prohibits the offering or giving of anything of value to foreign officials, directly or indirectly, for the purpose of obtaining or retaining business. The anticorruption program also requires that clauses mandating compliance with our policy be included in all contracts with foreign sales agents, sales consultants and distributors and that they certify their compliance with our policy annually. It further requires that all hospitality involving promotion of sales to foreign governments and government-owned or controlled entities are in accordance with specified guidelines. In the meantime, we believe to date we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption law.

However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct all of our business through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our recent initial public offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds of our recent initial public offering in the manner described in the section titled “Use of Proceeds” in our initial public offering registration statement, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries.

Any loans to our PRC subsidiaries are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are FIEs, to finance their activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE. Currently, China is holding more open and tolerate attitude toward FIEs. More open rules and regulations are published in recent years to replace previous ones which are more restrictive. On March 30th, 2015, SAFE promulgated Circular 19 which is about Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises) and effective since June 1, 2015. Circular 19 has made some important changes in rules regarding the conversion of foreign exchanges to RMB, which are as follows in particular:

(1)	Instead of the payment-based exchange settlement system under previous Circular 142 and Circular 88, new rules of discretional foreign exchange settlement have been established, which means the foreign exchange capital in the capital account of foreign-invested enterprises for which the confirmation of rights and interests of monetary contribution by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks in accordance with Circular 13 as we mentioned in the comment below) has been handled can be settled at the banks based on the actual operation needs of the enterprises, and the proportion of foreign exchange which can be discretionally converted by each FIE is temporarily determined as 100% (SAFE may adjust such scale as necessary). So regulation wise FIEs no longer needs to report the use of its RMB before or after a conversion which are required by previous Circular 142 and Circular 88. However, actually SAFE and the banks are experiencing a transitional period in this regard, so for the time being, most banks still need the FIEs to report their proposed use of the RMB to be converted from foreign exchanges, as well as the actual use of the RMB obtained in the last conversion. Certainly, the transitional period will not be too long and therefore optimistically from the year of 2016, the report obligation will no longer be required.

(2)	Foreign currency-denominated capital no longer needs to be verified by an accounting firm before converting into RMB.

(3)	As stipulated in Circular 19, the use of capital by FIEs shall follow the principles of authenticity and self-use within the business scope of enterprises, shall not be used for the following purposes:

	a)	it shall not be directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by national laws and regulations;

	b)	it shall not be directly or indirectly used for investment in securities unless otherwise provided by laws and regulations;

	c)	it shall not be directly or indirectly used for granting the entrust loans in RMB (unless permitted by the scope of business), repaying the inter-enterprise borrowings (including advances by the third party) or repaying the bank loans in Renminbi that have been sub-lent to the third party; and

	d)	it shall not be used for paying the expenses related to the purchase of real estate not for self-use, except for the foreign-invested real estate enterprises.

On May 10, 2013, SAFE released Circular 21, which came into effect on May 13, 2013; also, on February 13, 2015 SAFE published Circular 13 (Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies) to update some measures stipulated in Circular 21. According to Circular 21, SAFE has significantly simplified the foreign exchange administration procedures with respect to the registration, account openings and conversions, settlements of FDI-

related foreign exchange, as well as fund remittances. Meanwhile, Circular 13 has further simplified foreign exchange administration procedures, most important among which is that SAFE delegated foreign exchange registration to the banks, meanwhile the related registration approval by SAFE has been annulled.

Even with more and more open policy toward FDI and FIEs, Circulars mentioned above may still have some limit our ability to convert, transfer and use the net proceeds from our initial public offering and any offering of additional equity securities in China, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by the Ministry of Commerce of China, or MOFCOM, or its local counterpart. We may not be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiaries. If we fail to receive such approvals, we will not be able to use the proceeds of our initial public offering and capitalize our PRC operations, which could adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our security-holders.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our common shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market. Although the RMB strengthened against the U.S. dollar over the last five years, the RMB’s significant weakening against the U.S. dollar since July 2015 has largely undone such prior increases.

We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive income (loss).” For the years ended December 31, 2016 and 2015, we had foreign currency translation loss adjustments of $1,401,124 and $927,892, respectively. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to penalties and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

The SAFE promulgated the Notice on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Notice 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to material change of capitalization or structure of the PRC resident itself (such as capital increase, capital reduction, share transfer or exchange, merger or spin off). On October 16, 2015, 9 of our 10 shareholders who are Chinese residents completed the registration with SAFE under this Notice.

Failure to comply with the Individual Foreign Exchange Rules relating to the overseas direct investment or the engagement in the issuance or trading of securities overseas by our PRC resident stockholders may subject such stockholders to fines or other liabilities.

Other than Notice 37, our ability to conduct foreign exchange activities in the PRC may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by SAFE in January 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”). Under the Individual Foreign Exchange Rules, any PRC individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions. PRC individuals who fail to make such registrations may be subject to warnings, fines or other liabilities.

We may not be fully informed of the identities of all our beneficial owners who are PRC residents. For example, because the investment in or trading of our shares will happen in an overseas public or secondary market where shares are often held with brokers in brokerage accounts, it is unlikely that we will know the identity of all of our beneficial owners who are PRC residents. Furthermore, we have no control over any of our future beneficial owners and we cannot assure you that such PRC residents will be able to complete the necessary approval and registration procedures required by the Individual Foreign Exchange Rules.

It is uncertain how the Individual Foreign Exchange Rules will be interpreted or enforced and whether such interpretation or enforcement will affect our ability to conduct foreign exchange transactions. Because of this uncertainty, we cannot be sure whether the failure by any of our PRC resident stockholders to make the required registration will subject our PRC subsidiaries to fines or legal sanctions on their operations, delay or restriction on repatriation of proceeds of this offering into the PRC, restriction on remittance of dividends or other punitive actions that would have a material adverse effect on our business, results of operations and financial condition.

Chinese economic growth slowdown may cause negative effect to our business.

Since 2014, Chinese economic growth has been slowing down from double-digit GDP speed. This situation has impacted many types of service industries, such as restaurant and tourism, and some manufacturing industry. Our business operations in China mainly rely on the pharmaceutical industry, which is less influenced by economic growth slowdown than service industries. However, if China’s economic growth continues to slow down, then our pharmaceutical engineering installation will be adversely affected due to the slow expansion or shrinkage of the pharmaceutical industry. Recession in the steel industry on the other hand may cause us to benefit from decreased material costs.

Risks Related to Our Corporate Structure and Operation

We incur additional costs as a result of being a public company, which could negatively impact our net income and liquidity.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the SEC and The NASDAQ Capital Market require significantly heightened corporate governance practices for public companies. We expect that these rules and regulations will increase our legal, accounting and financial compliance costs and will make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of our having become a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our common shares could decline.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

As a publicly listed company, we are required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we are governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our continued public listing could affect our results of operations.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

A lack of insurance could expose us to significant costs and business disruption.

While we have not purchased insurance to cover our assets and property of our business, it could leave our business unprotected from loss. If we were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected.

Land-use rights policy may cause significantly adverse effect to our operation.

China has very conservative land ownership and land use policy. All the lands in China are either belonging to the nation or collective units. Currently, our PRC entities’ new office buildings are in construction on the land we leased from Dalangqiao Village, which is a collective unit and legal owning the land acknowledged by the local government. Therefore, the new offices will not be under the risk of being identified as illegal building, and we can continue its use of the new office as long as the lease do not expire or be terminated. However, since under PRC laws the building registration shall be in consistency with the land use right of the land it occupies, which will stay collectively owned by the members of the Dalangqiao Village, our PRC entities will not get Property Ownership Certificate in relation to the buildings of the new office, thus brings risks that our PRC entities may not be able to use the new office if any dispute arises between the company and the members of the Dalangqiao Village which adversely effects, annuls, or even worse brings termination to the lease.

We may construct our new office site more slowly than previously anticipated.

Although we began to build our new office site in 2014, construction has been delayed recently as we have shifted our focus away from being a pure manufacturer of products into being a service provider. As a result, we have put less emphasis on the office site, which will largely be a manufacturing hub. Moreover, we have been reliant on third-party inspections of construction as a condition to further stages, which inspections have also been delayed. Finally, if we shift our business focus entirely away from construction of products into provision of services, we may elect not to proceed with construction of the new office site. If we were to decide not to complete this project, in its current state the new office site would not be usable without expenditure of additional funds and could result in an impairment or write-off of some of our assets.

Unqualified individual subcontractors may bring joint liability to us.

We and our PRC entities, Xibolun Equipment and Xibolun Automation, sometimes subcontract portions of our projects to third parties to complete. According to Construction Law and Qualification Standard for Labor Subcontracting in Construction Business of the PRC, individual contractors are not in a position to obtain any qualification of labor subcontracting. So the subcontracting contracts by Xibolun Equipment and Xibolun Automation to such individual contractors are under the risk of being declared of avoidance of qualification by applicable courts. Article 29 of the Construction Law requires that “the overall contractors and subcontractors shall bear joint responsibilities to project owners for the subcontracted projects”. Even though our PRC entities Xibolun Equipment and Xibolun Automation are very cautious with subcontracting the projects to other parties, there are still possibilities that our PRC entities may subcontract the projects to individuals or parties without required qualifications. Despite the facts that the law enforcement and regulation on these types of subcontracting are not very strict, if the construction completed by unqualified individual subcontractors does not meet required quality and accident occurs, our PRC entities may jointly bear the subsequences pursuant to the Article 64 of the Construction Law. Also, according to the Article 54 of the Regulation on the Quality Management of Construction Projects, the liabilities for the subsequences could be indemnifying the damages and paying penalty which could be ranging from five hundred thousand up to one million RMB.

Risks Related to Ownership of Our Common Shares

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our common shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail our company of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Entities controlled by our employees, officers and/or directors will control a majority of our common shares, decreasing your influence on shareholder decisions.

Entities controlled by our employees, officers and/or directors will, in the aggregate, beneficially own approximately 68% of our outstanding common shares. As a result, our employees, officers and directors possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. These shareholders, acting individually or as a group, could exert control and substantial influence over matters such as electing directors and approving mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders.

As a “controlled company” under the rules of The NASDAQ Capital Market, we may exempt our company from certain corporate governance requirements that could adversely affect our public shareholders.

Our principal shareholder beneficially owns a majority of the voting power of our outstanding common shares. Under the Rule 4350(c) of The NASDAQ Capital Market, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors to be independent, as defined in The NASDAQ Capital Market rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under The NASDAQ Capital Market rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of The NASDAQ Capital Market corporate governance requirements.

If we elect to follow certain NASDAQ Capital Market rules available to foreign private issuers, our company could fail to meet corporate governance standards applicable to U.S. domestic issuers.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common shares may decline.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, beginning with this annual report on Form 20-F, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which could require additional financial and management resources.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

As a result of disclosure of information in this annual report on Form 20-F and in filings required of a public company, our business and financial condition are more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

The market price of our common shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The trading price for our common shares has fluctuated since we first listed our common shares. Since our Common shares became listed on the Nasdaq on December 27, 2016, the trading price of our common shares has ranged from US $3.30 to US $5.93 per common share, and the last reported trading price on April 7, 2017 was $3.35 per common share. The market price of our common shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our revenue and other operating results;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	lawsuits threatened or filed against us; and

•	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

To the extent we determine that the proposed uses set forth in in the section titled “Use of Proceeds” in our initial public offering registration statement are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we received from our initial public offering. However, we advise shareholders as required in our annual reports on Form 20-F of any changes in application of funds and will file a current report on Form 6-K to the extent we determine such changes in application must be disclosed more quickly. .

Our management will have broad discretion in the application of such net proceeds, including working capital, and other general corporate purposes, including paying tax due, and we may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our common shares if the market price of our common shares increases.

We incur increased costs as a result of being a public company.

As a public company, we incur legal, accounting and other expenses that we did not incur as a private company. For example, we must now engage U.S. securities law counsel and U.S. GAAP auditors that we did not require as a private company, and we will have annual payments for listing on a stock exchange if we are so listed. In addition, the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC and NASDAQ, has required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we incur additional costs associated with our public company reporting requirements. While it is impossible to determine the amounts of such expenses in advance, we expect that we will incur additional expenses of between $500,000 and $1 million per year that we did not experience as a private company.

Our classified board structure may prevent a change in our control.

Our board of directors is divided into three classes of directors. The current terms of the directors expire in 2017, 2018 and 2019. Directors of each class are chosen for three-year terms upon the expiration of their current terms, and each year the shareholders elect one class of directors. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders.

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

The laws of the British Virgin Islands provide little protection for minority shareholders, so minority shareholders will have little or no recourse if the shareholders are dissatisfied with the conduct of our affairs.

Under the law of the British Virgin Islands, there is little statutory law for the protection of minority shareholders other than the provisions of the BVI Business Companies Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the corporation, our amended and restated memorandum and articles of association. Shareholders are entitled to have the affairs of the company conducted in accordance with the general law and the articles and memorandum.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands for business companies is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.

Item 4.         Information on the Company

A. History and Development of the Company

We develop, manufacture and provide customized installation of valves and pipe fittings for use in the pharmaceutical, biological, food and beverage, and other clean industries. We are a highly specialized high-tech enterprise producing, researching, developing and installing valves and pipe fitting products with an established sales and distribution network. We offer our customers comprehensive pipeline design, installation, construction, ongoing maintenance services as well as holistic solution services.

We provide our installation services and valve and pipe fitting products in the following areas:

•	Pharmaceuticals

•	Biology

•	Food

•	Beverage

Our sales network has presence in Shanghai, Wenzhou and Taiwan.

We mainly provide installation services for our customers, although we also sell our products to third parties for installation. A significant majority of our revenues have come from these installation services. We anticipate that we will continue to derive significant income from our installation services, both of our products and those purchased from third parties. The profit margins associated with installing our customized valve and pipe fitting designs have historically been higher than those associated with the sale of our products for installation by third parties.

We specialize in installing valves and pipes for customers that require customized fluid control system solutions. We also specialize in designing and implementing solutions services for industries with a high need for sanitary fluid systems with product manufacture, installation services and after-sales services. Currently, we have customers for our services in the industries of pharmaceuticals, dairy products, water purification, beverage production, cosmetics and chemical industry, and we are looking forward to expanding our customer base in the future to more clean industries.

The Company is located in Wenzhou in the Southeastern Zhejiang Province, which is situated on the south bank of the Ou River, some 19 miles (30 km) from its mouth. The estuary of the Ou River is filled with small islands and mud banks, but the port is accessible by ships of up to about 1,000 tons. The Ou long provided the main transport artery for the mountainous southeastern section of Zhejiang. The Company is adjacent to the Wenzhou airport, train station and international container terminal.

Wenzhou, with its tradition as a commercial city, its dense population, and the scarcity of cultivated land in the region, long has been home to those highly skilled at doing business. Its citizens started their own household businesses and workshops in the early 1970s, and their efforts redoubled later in the decade as China officially began to liberalize economic policy and to move toward more of a market system. This became known as the “Wenzhou model”; there are now tens of thousands of Wenzhou merchants doing business around the country and abroad.

In 1984, Wenzhou was designated one of China’s “open” cities in the new policy of inviting foreign investment, and there has been considerable economic growth in Wenzhou. We are engaged in a permitted industry for foreign investment. Local products now include ceramics, machinery, chemicals, electronics, processed foods, and wearing apparel; shipbuilding is also important. The region’s transportation infrastructure has been greatly improved. A branch rail line, completed in the late 1990s, links the city with the Zhejiang-Jiangxi trunk line at Jinhua. Expressways northeast to Ningbo and northwest to Jinhua opened for traffic in the early 21st century. Newer and larger port facilities also have been constructed, including docks near the mouth of the Ou River with berths capable of accommodating 10,000-ton ships. The city’s airport, on the seacoast, provides scheduled flights to many cities in the country. The population was 3,0395,00 according to the 2010 Chinese Census.

Principal Activities

Below is a brief summary of principal activities of our Company since its formation.

•	January 25, 2005, Xibolun Equipment was incorporated.

•	June 14, 2011, HK Xibolun is formed in accordance with laws and regulations of Hong Kong.

•	July 21, 2011, HK Xibolun acquired 30% ownership interest of Xibolun Equipment.

•	May 29, 2012, Hebron Technology is established under the laws of the British Virgin Islands as a holding company.

•	September 24, 2012, Xibolun Automation is incorporated.

•	December 5, 2012, HK Xibolun acquired 100% ownership interest of Xibolun Automation from Hebron Technology, Xibolun Equipment, and Zhejiang Xibolun.

•	October 22, 2012 Hebron Technology acquired 100% ownership interest of HK Xibolun. As a result, HK Xibolun became a wholly owned subsidiary of Hebron Technology.

•	July 29, 2013, Mr. Anyuan Sun transferred his 70% ownership interest in Xibolun Equipment to Xibolun Automation.

On December 27, 2016, we completed an initial public offering of 2,695,347 common shares. The offering was completed at an issuance price of $4.00 per share. Prior to the offering, the Company had 12,000,000 issued and outstanding shares, and after the offering, the Company had 14,695,347 issued and outstanding shares. The Company issued to the placement agent in the initial public offering, warrants to purchase 134,768 common shares for an exercise price of $4.80 per share. The placement agent’s warrants have a term of three years.

Main Categories of Products and Services

We provided installation services and fluid equipment sales for the years ended December 31, 2016 and 2015. We also provided a one-time fluid equipment control system sales for the year ended December 31, 2013. We did not provide fluid equipment control system sales for the years ended December 31, 2016, 2015.

New Products and Services

We have developed an intelligent process control valve which can be wholly produced by ourselves through our collaboration with Zhejiang University. We provided a limited number of these products to existing customers for trial use in December 2013 in order to collect quality and reliability data for the product. The customers can pay us after 2 years of use if they are satisfied with the product, or return it to us otherwise. Once we are satisfied with the feedback from the customers and decide that the product is stable enough to be distributed more widely, we will start to produce it and sell it on a large scale. Currently we are still collecting data from our customers who use it. It may take more than 2 years to collect sufficient data to make this determination.

We started the business of repair and maintenance services in 2015. It is provided to pharmaceutical manufacturers after the expiration of warranty about products and installation services. We have established a repair and maintenance center in Nanjing, Jiangsu Province to cover Eastern China (Jiangsu Province, Zhejiang Province, Anhui Province and Shanghai) with investment of RMB 2,452,684 (approximately $380,000). Over the next 3 years, we plan to establish five additional repair and maintenance centers in Shanghai, Beijing, Nanjing, Chengdu and Linyi respectively to cover Central China, Northeastern China, Northern China, Southern China, and Northwestern China, with Shanghai being the center.

B. Business Overview

Our Services

We specialize in installing valves and pipes for customers that require customized fluid control system solutions. We also specialize in designing and implementing solutions for industries with a high need for sanitary fluid systems. Currently, we have customers for our services in the industries of pharmaceuticals, dairy products, water purification, beverage production, cosmetics and chemical industry. We hope to expand our customer base in the future to the semi-conductor, electronic and other clean industries, but we have no near-term plans to provide services in any of these industries. Due to the requirements in these industries to avoid contamination, we focus on designing systems that may be easily and frequently cleaned and maintained. We use skilled workers to install these systems. Because the scope of a given project can be relatively large, our revenues per installation project tend to be much higher than the average product-only order; accordingly, installation services make up the largest component of our revenues. Revenues from installation services were approximately 90% and 87% of our total revenues for the years ended December 31, 2016 and 2015, respectively.

We started the business of repair and maintenance service in 2015. It is provided to pharmaceutical manufacturers after the expiration of warranty about products and installation services. We have established a repair and maintenance center in Nanjing, Jiangsu Province to cover Eastern China (Jiangsu Province, Zhejiang Province, Anhui Province and Shanghai) with investment of RMB 2,452,684 (approximately $380,000). Over the next 2 years, we plan to establish five additional repair and maintenance centers in Shanghai, Beijing, Nanjing, Chengdu and Linyi respectively to cover Central China, Northeastern China, Northern China, Southern China, and Northwestern China, with Shanghai being the center.

The following pictures illustrate some of our installation projects:

(1)	Holistic solution for process pipeline of power for injection production line for a company in Beijing, China.

(2)	Holistic solution for process pipeline of medicaments production line for a company in Shandong, China.

(3)	Holistic solution for process pipeline of chemical & pharmaceutical production line for a company in Tianjin, China.

(4)	Holistic solution for process pipeline of pharmaceutical water system for a company in Guangdong, China.

(5)	Holistic solution for process pipeline of an automatic biological engineering project for a company in Shandong, China.

Our Products

Our product line was originally focused on the construction service and pharmaceutical engineering sectors. In 2005, we shifted our product line to focus primarily on the pharmaceutical engineering sector. We focus on innovation and developing new products. Revenues from product sales were approximately 10% and 13% of our total revenues for the years ended December 31, 2016 and 2015, respectively.

Our products are used in the pharmaceutical, biological, food and beverage, and other clean industries. All of our products are produced and in compliance with China Good Manufacturing Practices. Our products enjoy a good reputation in the industry. Additionally, we have established sales offices in Shanghai, Taiwan and Wenzhou City.

The following products are examples illustrating our expertise and R&D capability.

Diaphragm Valve

We have multiple variations of the diaphragm valve including the process control diaphragm valve, pneumatic diaphragm valve, manual diaphragm valve and three-way diaphragm valve and diaphragm tank bottom valve. All of these valves are widely used in the bio-pharmacy, bio-vaccines, electronic semiconductor, water purification and food and beverage industries. These valves can be designed and manufactured according to customers’ unique specifications, such as working temperature, connection mode, driving mode, and control mode.

Our flagship product, the process control diaphragm valve, is a microprocessor-based smart locator. It can adjust the valve opening quickly and accurately allowing it to achieve the control of fluid flow rate, temperature. This valve is user-customizable and features remote automatic control, which makes it suitable for use in sealed spaces.

Angle Seat Valve

The angle seat valve is a pneumatic valve, which is widely used in the process of food and chemicals, and sterilization, including high-pressure sterilization. These valves can be designed and manufactured according to customers’ unique specifications, such as working temperature, connection mode, driving mode, and control mode.

Sanitary Centrifugal Pump

The Sanitary Centrifugal Pump is a centrifugal pump with an open impeller design. It is made from stainless steel to provide for better pressurization, earthquake resistance, impact resistance, lower operating noise and to protect against corrosive substances. The pump uses a hydrodynamic design to decrease its operating temperature.

Sanitary Liquid-Ring Pump

Our Sanitary Liquid-Ring Pump is a self-priming pump specially designed for pumping with gas or other gas liquids. This pump is used in the food, chemical and pharmaceutical industries. In addition, this pump can be used with volatiles such as alcohol, acetone or other solvents and near the boiling point temperature of other liquids. The pump can be used to perform both exhaust and intake functions.

Clean-in-Place (“CIP”) Return Pump

Our CIP Return Pump is specially designed for pumping with gas or other gas liquids. This pump is used in the food, chemical and pharmaceutical industries. In addition, this pump can be used with volatiles such as alcohol, acetone or other solvents and near the boiling point temperature of other liquids. The pump can be used to perform both exhaust and intake functions. The CIP design allows for easier cleaning without requiring disassembly of the closed pipe system, making it appropriate for use in industries that demand high levels of hygiene and frequent cleaning of systems.

Sanitary Ball Valves

Our sanitary ball valves are used in the biological, pharmaceutical, water purification, food and beverage industries. The ball valves are designed for simple operation and can open and close rapidly. The valves are designed to eliminate dead legs (the inhibition of fluid-flow), have good seal performance and are resistant to high temperatures.

Sanitary Pipe Fittings

Our sanitary pipe fittings are used in biological, pharmaceutical, water purification, electronics and semi-conductor fields and are commonly used in the water injection process. The major designs include elbows, tees, crosses, head size, 180-degree u-tee and connectors. These pipe fittings are compliant with bio-pharmaceutical standards.

Intelligent Process Control Valve

Expanded View of Intelligent Process Control Valve

Previously, we could only install our own angle seat valves or diaphragm valves on the intelligent control sections imported from other countries, such as Japan, Germany and United States, to produce intelligent process control valves for sale. Through our collaboration with Zhejiang University, we have developed an intelligent process control valve which can be wholly produced by us, though this product is still in trial period. While non-intelligent process control valves can only operate manually or through air compression, intelligent process control valves contain CPU chips and other electronic elements that enable them to operate automatically. Intelligent process control valves are mostly used in sterile workshops, workshops with automated production lines and other environments which are unfit for manual operation. However, intelligent process control valves are higher in production cost and maintenance cost compared with non-intelligent ones, so customers usually deploy them only for purposes that have higher technical requirements than non-intelligent valves can serve.

Sources of Raw Materials

We purchase raw materials on the market at prevailing market prices. We purchase from a variety of suppliers and believe these raw materials are widely available. If we were unable to purchase from our primary suppliers, we do not expect we would face difficulties in locating another supplier at substantially the same price.

We have secure and efficient access to all the raw materials necessary for the production of our products. We believe our relationships with the suppliers of these raw materials are strong. We do not expect the prices of such raw materials to vary greatly from their current prices, as there has traditionally been little price volatility for such materials.

Three suppliers have historically occupied more than 10% of our total expenses. Below is a description showing the percentage of purchases from such suppliers to the extent it exceeds 10% of our expenses in a given period:

For the year ended December 31, 2016, three major sub-contractors accounted for approximately 44%, 22% and 15% of subcontract costs, respectively. For the year ended December 31, 2016, only one supplier accounted for 10% of the Company’s accounts payable balance.

For the year ended December 31, 2015, two major sub-contractors accounted for approximately 45% and 21% of subcontract costs, respectively. For the year ended December 31, 2015, two suppliers accounted for 22% and 15% of the Company’s accounts payable balance, respectively.

Distribution Channels and Methods of Competition

Domestic Markets and Customers

Our sales network has a presence in Shanghai, Taiwan and Wenzhou City.

International Markets

All of our products are available for sale to international markets. We are exploring the international market with our valves and pipe fittings products, though there is no guarantee that we will be able to conduct the plan. Although our efforts to focus on higher-margin installation services continue, the Company has no current plans to expand internationally and instead intends to focus its growth efforts within China with regards to the services we provide as a result of the Company’s assessment of current market opportunities.

Activity Distribution of Revenues

The chart below is a breakdown of total revenues by activities for the year ended December 31, 2016 and 2015, respectively.

	Years Ended December 31,
	2016	2015
Installation services	90%	87%
Fluid equipment	10	13
Total	100%	100%

Geographic Distribution of Revenues

Nearly all (approximately 99%) of the Company’s revenue is generated in the PRC.

Customer Concentration

Because of the nature of our business which involves relatively large value sales of installation services or products to a discrete number of customers, sales to a small number of customers amount to a great percentage of our total revenue.

For the year ended December 31, 2016, two major customers each accounted for approximately 10% of the Company’s total revenue. As of December 31, 2016, two customers accounted for approximately 51% and 45% of the Company’s total contracts receivable balance, respectively.

For the year ended December 31, 2015, two major customers accounted for approximately 11%, and 10% of the Company’s total sales, respectively. As of December 31, 2015, two customers accounted for approximately 63% and 14% of the Company’s total contracts receivable and accounts receivable balance, respectively.

Summary of Customer Agreements

Our customers order our services and products using our form of purchase agreement. While the contract price depends on the services or products we deliver in any particular case, the remaining business terms are generally similar.

The 5% to 10% of the contract price is considered a quality guaranty, which is paid shortly after the end of the one year period beginning on customer acceptance of delivery or installation. During this one year quality assurance period, we cooperate with our customers to ensure the products work as expected, repairing or paying for the cost of repair or replacement for covered occurrences during such period.

Methods of Competition

We plan to compete domestically by establishing new branch offices in more cities in China. Currently, we plan to add three more branch offices in Linyi, Chengdu and Nanjing. We will also develop our online store, which will enable our customers to communicate with us online and order, purchase and have our products and services delivered in a more convenient and faster manner. With the proceeds of our initial public offering, we plan to increase our capacity to conduct 2 to 4 more service projects at a time. To expand our business as mentioned above, we expect to recruit more employees to ensure service quality and efficiency.

Most of our service customers are companies in the biological pharmaceutical industry, which is an industry with great development potential and customer demand in China. We compete on the basis of the experience and technology we have developed in serving customers in this industry for over 10 years.

In addition, our holistic biological pharmaceutical engineering solution services combine product manufacturing, installation and after-sales services. Most of our competitors in this area only install the components they purchase from third parties without capacity to manufacture on their own, while most of our product provider competitors focus on producing products without installation services. We not only produce our own products through research and development, but also provide installation and after-sales services. If any problem occurs after sales or installation, our customers can look to us for product and installation support, rather than having to reach out to other service providers. If customers face issues outside our specialty, we can contact the appropriate subcontractors to ensure that our customers’ needs are met and they need only look to us for help. We have a professional team with product research and development staff, production staff, installation service staff, and project designers.

We have focused on providing high quality services quickly and at a low price. We are able to reduce the overall price of the projects we perform by producing some of the components. Because we produce lots of components and we stock different products in a proper proportion based on experience with market demand, it normally takes us only a short time to complete the projects with less likelihood of delay due to shortages of components from other suppliers. Also, our products and pricing can be easily tailored to the customers’ needs, and we price our products aggressively. We have short cycles in providing products. On average it takes only one week from receiving orders to delivery to the customer. All of our products are in compliance with GMP standards. We pride ourselves on high quality services and products, so that our customers receive good value for the price they pay.

Our Competitive Position

Our primary competitors are the following companies. We have set forth our assessment of our companies’ relative strengths and challenges. This table represents our belief about our competitive position and is based on our observations, rather than objective data. Our assessment may not be shared by others, including such competitors, but it does represent management’s assessment of our industry position.

However, we compete with them in different areas. Currently there is no competitor that competes with us on all areas.

Competitors	Products/Services	Comparative Strengths/Challenges
GEA Group Aktiengesellschaft (“GEA”)	Valves, valve-related products and installation services	We believe GEA’s brand is more well-known. We compete against GEA’s installation services on the basis of price.

Austar International (“Austar”)	Valves, valve-related products and installation services	We believe Austar’s international brand name is more well-known. We compete against Austar’s installation services on the basis of price.

Shanghai Langmai Clean Technology Co., Ltd. (“Shanghai Langmai”)	Installation services	Shanghai Langmai provides only installation services, while we provide both installation services and products. We compete against

Shanghai Langmai on the basis of range of products and services, installation speed and service.

Sensong Group (“Sensong”)	Installation services	Sensong’s brand name is more well-known, but it provides only installation services, while we provide both installation services and products. We compete against Sensong on the basis of installation speed.

Shandong Weifang Regal Circulation Equipment Co. (“Shandong Weifang”)	Installation services	Shandong Weifang’s market share is relatively small. We compete against Shandong Weifang on the basis of installation speed and services.

Nanjing Inavo Bio-engineering Co., Ltd. (“Nanjing Inavo”)	Valves and valve-related products	We compete against Nanjing Inavo’s products on the basis of price and brand recognition.

GEMÜ Gebr. Müller Apparatebau GmbH & Co. KG (“GEMÜ”)	Valves and valve-related products	We believe GEMÜ’s international brand name is more well-known. We compete against GEMÜ on the basis of price and delivery speed.

Christian Bürkert GmbH & Co. KG (“Bürkert”)	Valves and valve-related products	We believe Bürkert’s international brand name is more well-known. We compete against Bürkert on the basis of price, delivery speed and service.

Competitors	Products/Services	Comparative Strengths/Challenges
Crane Process Flow Technologies Ltd. (“Saunders Valves”)	Valves and valve-related products	We believe Saunders Valves’ international brand name is more well-known. We compete against Saunders Valves on the basis of price, delivery/installation speed and service.

Wenzhou Baiji Machinery Manufacturing Co., Ltd. (“Wenzhou Baiji”)	Valves and valve-related products	We compete against Wenzhou Baiji on the basis of product quality, delivery speed and service.

Ningbo Information Pharmaceutical Equipment Co., Ltd. (“Ningbo Information”)	Pharmaceutical equipment	Ningbo Information generally has lower prices and, we believe, lower visibility than our company. We compete against Ningbo Information on the basis of quality, service and delivery speed.

Awards and Recognition

Our CEO, Mr. Anyuan Sun, is a member of American Society of Mechanical Engineers (“ASME”). Our products meet ASME Bioprocessing Equipment Standards (“BPE”). We have earned a certificate of ISO9001. All our products are designed and manufactured according to the standards of the International Standardization Organization (“ISO”), German Institute for Standardization (“DIN”), Safety Management System (“SMS”), ASME and BPE.

Year	Award	Regulatory Body	Significance
2007	AAA Credit Rating	Hangzhou Credit Evaluation Company & Bank of China Zhejiang Branch	AAA is the highest credit ranking available to Chinese enterprises and evidences strong credit and ability to repay debt.

	Longwan District Hi-Tech Enterprise	Wenzhou Longwan District Government	This award recognizes our R&D capabilities and technology and makes us eligible for beneficial tax policies.

2008	Chinese Meritorious Enterprise in Food and Pharmaceutical Machinery Industry Base	China Machinery Enterprise Management Association, Research Institute of Machinery Industry Economic & Management, & Wenzhou Food and Pharmaceutical Machinery Industry Association	It is awarded for our contributions to industry and society.

	Zhejiang Province Small and Medium-sized Entities in Technology Certificate	Department of Science and Technology of Zhejiang Province	This award recognizes our R&D capabilities and technology and makes us eligible for policy support available to technology based enterprises.

	Affiliate of the American Society of Mechanical Engineers	The American Society of Mechanical Engineers	Mr. Anyuan Sun is entitled to all the privileges granted by the Constitution of the Society.

Year	Award	Regulatory Body	Significance
2009	AAA Credit Rating	Hangzhou Credit Evaluation Company & Bank of China Zhejiang Branch	AAA is the highest credit ranking available to Chinese enterprises and evidences strong credit and ability to repay debt.

	AAA Certificate of Enterprise Credit Grade	China Medical Equipment Engineering Association	AAA is the highest credit ranking available to Chinese enterprises and evidences strong credit and ability to repay debt.

	Affiliate of the American Society of Mechanical Engineers	The American Society of Mechanical Engineers	Mr. Anyuan Sun is entitled to all the privileges granted by the Constitution of the Society.

2010	AAA Credit Rating	Hangzhou Credit Evaluation Company & Bank of China Zhejiang Branch	AAA is the highest credit ranking available to Chinese enterprises and evidences strong credit and ability to repay debt.

	Small and Medium-sized Enterprise Technology Innovation Fund Project Certificate	China Department of Science and Technology Small and Medium-sized Enterprise Technology Innovation Fund Project Management Center	This award granted us funding for research on our Intelligent Control Valves project.

	Quality Management System Certificate	China Classification Society Certification Company	Our sanitary valves and pipe fittings conform to GB/T 19001-2000 — ISO 9001:2000.

2011	Small and Medium-sized Enterprise Technology Innovation Fund Project Certificate	China Department of Science and Technology Small and Medium-sized Enterprise Technology Innovation Fund Project Management Center	This award granted us funding for research on our Intelligent Control Valves project.

	Quality Management System Certificate	China Classification Society Certification Company	Our sanitary valves and pipe fittings conform to GB/T 19001-2008 — ISO 9001:2008.

	Wenzhou Longwan Patent Model Enterprise	Wenzhou Longwan District Government	It is awarded because we have many innovative patents.

2012	AAA Credit Rating	Hangzhou Credit Evaluation Company & Bank of China Zhejiang Branch	AAA is the highest credit ranking available to Chinese enterprises and evidences strong credit and ability to repay debt.

	Zhejiang Province Industrial Products Executive Standard Registration Certificate	Wenzhou Quality Technical Supervising Bureau Longwan Branch	It is awarded as technical reference for the enterprise organizing production, sales and accepting product quality supervision and inspection, and signing trade contracts.

	Membership of CAPE	China Association For Pharmaceutical Equipment	It is a national industry association.

Year	Award	Regulatory Body	Significance
2013	Quality Management System Certificate	China Classification Society Certification Company	Our sanitary valves and pipe fittings conform to GB/T 19001-2000 — ISO 9001:2000.

2015	Wenzhou Economic & Technology Development Zone Science and Technology Enterprise	Wenzhou Economic & Technology Development Zone Science and Technology Bureau	This award recognizes us as an enterprise which complies with the industrial policy of China and continues to conduct research and development to transform technology into product to form our core intellectual property.

	Wenzhou City Science and Technology (innovation) Enterprise	Wenzhou Science and Technology Bureau	This award recognizes us as an enterprise which complies with the industrial policy of China and continues to conduct research and development to transform technology into product to form our core intellectual property.

2016	Quality Management System Certificate	China Quality Certification Center	Our production line (according to Quality Requirement) mainly focuses on valves and pipes conforms to ISO 9001:2008 GB/T 19001-2008.

Research and Development

We are committed to researching and developing valves for use in the pharmaceutical, biological, food and beverage, semi-conductor, electronic and other clean industries. We believe scientific and technological innovations will help our Company achieve its long-term strategic objectives. Our research and development efforts, led by our Chief

Technical Officer, Xiaoliang Xue, are an integral part of our operations and the crux of its competitive advantage and differentiation strategy.

The Research and Development team has ten (10) dedicated researchers and analysts focusing on mechanical design, mechatronics, CAD design, mold design and welding. Quality control is an important aspect of the team’s work and ensuring quality at every stage of the process has been a key driver in maintaining and developing brand value for the Company.

In addition, we sent employees to Italy, Germany and the United States to study clean product manufacturing, installation and connection process so that the Company is current on advanced International Technology. It is through these collaborations that we have managed to secure important breakthroughs resulting in proprietary knowledge and patents.

For the years ended December 31, 2016 and 2015, we spent $33,847 and $121,760, respectively, on R&D. The decrease in R&D expense was because we mainly performed our R&D in-house in fiscal 2016 and reduced the engagements with third party consultants. We anticipate that we will focus our research and development efforts on improving existing products and developing new technology in the coming years.

Our Research Projects

We have participated in following numerous scientific projects.

Project Description	Time Period	Government Agency	Subsidy
Pneumatic Diaphragm Valve Device	2007 – 2009	Bureau of Science and Technology of Longwan District of Wenzhou City	RMB 100,000

Butterfly Valve Pneumatic Actuator	2008 – 2010	Bureau of Science and Technology of Wenzhou City	RMB 250,000

Intelligent Control Valve	2009 – 2012	Chinese Ministry of Science and Technology and Zhejiang Bureau of Science and Technology	RMB 1,050,000

Aseptic Diaphragm Remote Control	2011 – 2012	Bureau of Science and Technology of Longwan District of Wenzhou City	RMB 170,000

Intelligent and Efficient Development of Multi-Process Valve	2012 – 2013	Bureau of Economic Development of Economic-Technological Development District of Wenzhou City	RMB 100,000

In the above projects, the government agencies provided us subsidies to support us to develop various scientific research projects. These projects are funded to encourage research and development. We have successfully developed all the products in the above projects which passed the examination of the governmental agencies.

We have collaborated with Zhejiang University on R&D. We signed a Research and Collaboration Agreement with Zhejiang University on January 20, 2011. Pursuant to the agreement, Zhejiang University was responsible for conducting the research and development work of intelligent process control valve on behalf of the Company, and the company was obligated to pay Zhejiang University a total of RMB 1 million (approximately $0.15 million) in several installments. The Company made payments to Zhejiang University in accordance with the specific milestones stipulated in the agreement and a total of RMB 0.65 million (approximately $0.1 million) as required by the agreement was paid as of December 31, 2016. The Company accounted for the payments as R&D expenses in accordance with ASC 730-20 for the related periods.

This agreement has been performing in material aspects. One of the most important results is the development of the intelligent process control valve which can be wholly produced by ourselves. In addition, the agreement requires us to pay a total amount of RMB 0.35 million to Zhejiang University depending on the sales of the products, which consists of RMB 0.07 million per year for 5 years starting from May 31, 2012. As of December 31, 2016, RMB 0.15 million remains outstanding because we have not put any such products into market for sales, and Zhejiang University has never required us to pay for any balance by sending us any invoice. Based on the terms of the agreement, we consider that this payment is not due. However, we plan to pay the required amount according to the terms in the Research and Collaboration Agreement in the future once we start selling the products. We do not intend to make the payment until the conditions in the agreement are met. If Zhejiang University were to demand payment at some time in the future prior to our determination that the payment was due, we would need to decide whether to contest such demand or to pay. For more details, please see “Risk Factors –We may have liability under our contract with Zhejiang University.”

Although we have created our own research and development department, we plan to continue the collaboration with Zhejiang University. Because of its rich academic resources, the collaboration with Zhejiang University helps our operations by improving our R&D.

In 2015, we began developing intelligent remote control service. We hope to use the internet of things to establish an intelligent remote control system and a data center solutions division system. It will enable us to position, track and monitor the actual operation of the equipment of pharmaceutical manufacturers 24 hours and online. In this way, we can target issues promptly and conduct troubleshooting on the basis of advanced technology. As a result, we will be more efficient in serving our clients and reducing the clients’ operation and maintenance cost significantly.

Our Intellectual Property

We rely on our technology patents to protect our domestic business interests and ensure our competitive position in our industry. The issued patents we hold are as follows:

Patent Name	Patent No.	Patent Type	Application Date	Issuance Date	Expiration Date	Owner
Valve pneumatic actuator with prompting switch	ZL 2010 2 0668775.3	Utility model	12/20/2010	7/20/2011	12/19/2020	Xibolun Automation

Sampling valves	ZL 2010 2 0668776.8	Utility model	12/20/2010	7/20/2011	12/19/2020	Xibolun Automation

Three-way diaphragm valves	ZL 2010 2 0668430.8	Utility model	12/20/2010	7/20/2011	12/19/2020	Xibolun Automation

Microporous membrane filters	ZL 2010 2 0668429.5	Utility model	12/20/2010	7/20/2011	12/19/2020	Xibolun Automation

Tank bottom valve	ZL 2010 2 0668772. X	Utility model	12/20/2010	7/20/2011	12/19/2020	Xibolun Automation

Angle seat valve	ZL 2011 2 0513124.1	Utility model	12/9/2011	8/22/2012	12/8/2021	Xibolun Automation

Diaphragm valve body	ZL 2011 2 0512271.7	Utility model	12/9/2011	8/22/2012	12/8/2021	Xibolun Automation

Diaphragm valve	ZL 2011 2 0512279.3	Utility model	12/9/2011	8/29/2012	12/8/2021	Xibolun Automation

Angle seat valve	ZL 2011 2 0510956.8	Utility model	12/9/2011	8/22/2012	12/8/2021	Xibolun Automation

A type of valve stem of sterile respondent valve	ZL 2014 2 0616427. X	Utility model	10/23/2014	2/25/2015	10/22/2024	Xibolun Automation

A type of sterile respondent valve	ZL 2014 2 0616627.5	Utility model	10/23/2014	4/1/2015	10/22/2024	Xibolun Automation

A type of diaphragm valve with double diaphragms	ZL 2013 2 0890760.5	Utility model	12/30/2013	6/18/2014	12/29/2023	Anyuan Sun

A type of valve terminal on valve controller	ZL 2014 2 0617591.2	Utility model	10/23/2014	2/25/2015	10/22/2024	Xibolun Automation

A type of blow-down valve	ZL 2014 2 0616636.4	Utility model	10/23/2014	3/11/2015	10/22/2024	Xibolun Automation

A type of valve pneumatic actuator	ZL 2014 2 0617900.6	Utility model	10/23/2014	2/25/2015	10/22/2024	Xibolun Automation

A type of sanitary grade ball valve	ZL 2014 2 0616568.1	Utility model	10/23/2014	2/25/2015	10/22/2024	Xibolun Automation

A type of manual and pneumatic combine sterile sampling valve	ZL 2014 2 0027096.6	Utility model	1/16/2014	6/25/2014	1/15/2024	Anyuan Sun

Patent Name	Patent No.	Patent Type	Application Date	Issuance Date	Expiration Date	Owner
Process control diaphragm valve	ZL 2012 3 0602853.4	Design	12/5/2012	5/1/2013	12/4/2022	Xibolun Automation

Process control angle seat valve	ZL 2012 3 0602850.0	Design	12/5/2012	4/17/2013	12/4/2022	Xibolun Automation

A type of manual sterile sampling valve	ZL 2013 1 0751950.3	Invention	12/30/2013	1/13/2016	12/29/2033	Anyuan Sun

Our Chief Executive Officer, Mr. Anyuan Sun, personally holds three patents that our company has the license to use pursuant to agreements that provide us the right, without further payment, to use such patents for their applicable terms. The right is non-exclusive and is terminable at Mr. Sun’s decision; however, Mr. Sun does not currently intend to license the right to any third party. Mr. Sun does not, at the present time, have any plans to transfer the patents to our company, either.

In addition, we have the right to use the following trademark registrations issued in the PRC, among which two registrations are held by our Chief Executive Officer:

Trademarks	Reg. No.	Issue Date	Expiration Date	Owner	Goods/Services
	3903979	12/28/2005	12/27/2025	Anyuan Sun	Metal pipe elbows; metal pipe joints; metal valves (not machine accessories); metal pipe fittings; additional materials for metal pipe; metal reinforce materials for pipes; metal pipe clams; metal sleeves; metal pipes; steel pipes

	5610464	12/7/2009	12/6/2019	Anyuan Sun	Steel pipes; metal pipes, metal pipe clams; metal water pipes; metal pipe elbows; metal pipe fittings; metal pipe joints, metal collecting tubes; metal sleeves

	14488573	6/14/2015	6/13/2025	Xibolun Automation	Construction status check; construction; heating equipment installation and repair; indoor construction; machine installation, maintenance, and repair; medical equipment installation and repair; vehicle maintenance service; machine installation and repair; sanitary equipment installation and repair; water pipe installation

14488475	7/28/2015	7/27/2025	Xibolun Automation	Steel alloy; metal valves (not machine accessories); metal pipes; steel moulds; metal tracks; common metal alloy wire (except fuses); metal grommets; metal hinge; metal tools; padlock

Our Chief Executive Officer, Mr. Anyuan Sun, personally holds two trademarks that our company has the license to use pursuant to an agreement that provides us the right, without further payment, to use such trademarks for their applicable terms. The right is non-exclusive and is terminable at Mr. Sun’s decision; however, Mr. Sun does not currently intend to license the right to any third party. Mr. Sun does not, at the present time, have any plans to transfer the trademarks to our company, either.

Also, Mr. Anyuan Sun holds the copyright of a computer software below:

Copyright Name	Reg. No.	Completion Date	Owner
Proportioning locator control system V1.0	2013SR072143	9/1/2012	Anyuan Sun

Our company has the license to use the copyright above pursuant to an agreement that provides us the right, without further payment, to use such copyright for its applicable terms. The right is non-exclusive and is terminable at Mr. Sun’s decision; however, Mr. Sun does not currently intend to license the right to any third party. Mr. Sun does not, at the present time, have any plans to transfer the copyright to our company, either.

Our Employees

As of April 1, 2017, we employed total of 89 full-time and 0 part-time employees in the following functions:

Number of Employees (Full/Part Time)
Department	April 1, 2017	December 31, 2016	December 31, 2015	December 31, 2014
Senior Management	11/0	11/0	11/0	10/0
Research and Development	9/0	10/0	10/0	8/0
Production	54/0	50/0	50/0	47/0
Sales	15/0	16/0	16/0	10/0
Total	89/0	87/0	87/0	75/0

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance. We believe that we are in material compliance with the relevant PRC employment laws.

Chinese Laws and Regulations

Laws and Regulations in China Regarding Medical Devices Manufacturing and Distribution

Laws regulating medical device manufacturers and distributors cover a broad array of subjects. We must comply with numerous additional state and local laws relating to matters such as safe working conditions, manufacturing practices, environmental protection and fire hazard control. We believe we are in compliance with these laws and regulations in all material respects. So far, our industry does belong to pharmacy or hospitality so that we do not need to get special license or approval for our business operation. Meanwhile, we have successfully obtained two licenses for manufacture and installation of special equipment from regulatory authorities in recent months. However, the licenses have to be renewed in October 2019. Also, unanticipated changes in existing regulatory requirements or adoption of new requirements may force us to incur more cost to maintain the licenses and failure to do so could materially adversely affect our business, financial condition and results of operations.

We and our PRC entities sometimes subcontract portions of our projects to third parties to complete. See section titled “Risk Factors — Unqualified individual subcontractors may bring joint liability to us.” According to Construction Law and Qualification Standard for Labor Subcontracting in Construction Business of the PRC, individual contractors are not in a position to obtain any qualification of labor subcontracting. So the subcontracting contracts by Xibolun Equipment and Xibolun Automation to such individual contractors are under the risk of being declared of avoidance of qualification by applicable courts. Article 29 of the Construction Law requires that “the overall contractors and subcontractors shall bear joint responsibilities to project owners for the subcontracted projects”. Even though our PRC entities Xibolun Equipment and Xibolun Automation are very cautious with subcontracting the projects to other parties, there are still possibilities that our PRC entities may subcontract the projects to individuals or parties without required qualifications. Despite the facts that the law enforcement and regulation on these types of subcontracting are not very strict, if the construction completed by unqualified individual subcontractors does not meet required quality and accident occurs, our PRC entities may jointly bear the subsequences pursuant to the Article 64 of the Construction Law. Also, according to the Article 54 of the Regulation on the Quality Management of Construction Projects, the liabilities for the subsequences could be indemnifying the damages and paying penalty which could be ranging from five hundred thousand up to one million RMB.

Regulation on Product Liability

Manufacturers and vendors of defective products in the PRC may incur liability for losses and injuries caused by such products. Under the General Principles of the Civil Laws of the PRC, which became effective on January 1, 1987 and were amended on August 27, 2009, manufacturers or retailers of defective products that cause property damage or physical injury to any person will be subject to civil liability.

In 1993, the General Principles of the PRC Civil Law were supplemented by the Product Quality Law of the PRC (as amended in 2000 and 2009) and the Law of the PRC on the Protection of the Rights and Interests of Consumers (as amended in 2009), which were enacted to protect the legitimate rights and interests of end-users and consumers and to strengthen the supervision and control of the quality of products. If our products are defective and cause any personal injuries or damage to assets, our customers have the right to claim compensation from us.

The PRC Tort Law was promulgated on December 26, 2009 and became effective from July 1, 2010. Under this law, a patient who suffers injury from a defective medical device can claim damages from either the medical institution or the manufacturer of the defective device. If our valve products and installation and construction services injure a patient, and if the patient claims damages from the medical institution, the medical institution is entitled to claim repayment from us. Pursuant to the PRC Tort Law, where a personal injury is caused by a tort, the tortfeasor shall compensate the victim for the reasonable costs and expenses for treatment and rehabilitation, as well as death compensation and funeral costs and expenses if it causes the death of the victim. There is no cap on monetary damages the plaintiffs may seek under the PRC Tort Law.

Regulation on Foreign Exchange Control

Foreign exchange in China is primarily regulated by:

•	The Foreign Currency Administration Regulations (1996), as amended on January 14, 1997 and August 5, 2008; and

•	The Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Foreign Currency Administration Regulations, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as, loans, investment in securities and repatriation of investments, however, remains subject to the registration of the SAFE or its local counterparts as required by law. Under the Administration Rules, foreign-invested enterprises may buy, sell and remit foreign currencies at banks authorized to conduct foreign exchange transactions for settlement of current account transactions after providing valid commercial documents and, in the case of capital account item transactions, only after registration with the SAFE and, as the case may be, other relevant PRC government authorities as required by law. Capital investments directed outside of China by foreign-invested enterprises are also subject to restrictions, which include registration filing with MOFCOM. If the investment is made to the sensitive countries, districts, or industries, it needs to be approved by MOFCOM.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. We receive a significant portion of our revenue in Renminbi, which is not a freely convertible currency. Under our current structure, our income will be primarily derived from dividend payments from our subsidiaries in China. Even though we may remit the income from China to anywhere we want, the fluctuation of exchange rate may be a disadvantage to us if Renminbi depreciated.

Regulation on Foreign Exchange Registration of Offshore Investment by PRC Residents

The Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, promulgated by SAFE on July 14, 2014 and designed to replace the former circular commonly known as “Notice 75”, requires registration of PRC residents with local branches of SAFE with respect to their direct establishment or indirect control of an offshore entity (referred to in Notice 37 as “special purpose vehicle.”), where such offshore entity are established for the purpose of overseas investment or financing, provided that PRC residents contribute their legally owned assets or equity into such entity.

Notice 37 further requires amendment to the registration where any significant changes with respect to the special purpose vehicle capitalization or structure of the PRC resident itself (such as capital increase, capital reduction, share transfer or exchange, merger or spin off).

Regulation on Dividend Distributions

Our PRC subsidiaries, Xibolun Automation and Xibolun Equipment, are wholly foreign-owned and joint venture enterprises under the PRC law. The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include:

•	Corporate Law (1993) as amended in 2005 and 2013;

•	The Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000;

•	The Wholly Foreign-Owned Enterprise Law Implementation Regulations (1990), as amended in 2001; and

•	The Enterprise Income Tax Law (2007) and its Implementation Regulations (2007).

Under these regulations, wholly foreign-owned and joint venture enterprises in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, an enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. Our Company’s reserve fund has not yet reached this level. The board of directors of a wholly foreign-owned enterprise has the discretion to allocate a portion of its after-tax profits to its employee welfare and bonus funds. These reserve funds, however, may not be distributed as cash dividends.

On March 16, 2007, the National People’s Congress enacted the Enterprise Income Tax Law, and on December 6, 2007, the State Council issued the Implementation Regulations on the Enterprise Income Tax Law, both of which became effective on January 1, 2008. Under this law and its implementation regulations, dividends payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a lower withholding tax rate. See “Taxation.”

M&A Rules and Regulation on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, MOFCOM, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, CSRC and SAFE, jointly adopted the Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006. The M&A Rules purport, among other things, to require that offshore SPVs that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interests held by such PRC companies or individuals, obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.

While the application of the M&A Rules remains unclear, our PRC counsel, Yunnan Tianwaitian Law Firm, have advised us that, based on their understanding of the current PRC laws and regulations as well as the notice announced on September 21, 2006:

•	the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings such as our offering are subject to the CSRC approval procedures under the M&A Rules; and

•	despite the lack of any definitive rule or interpretation from CSRC, the main purpose of the M&A rule is for national security and national industrial policy and so far none of the Chinese companies that have completed their public listing in the U.S. have obtained such approval; and

•	Our business operations in China do not belong to a prohibited industry by foreign investment; and

•	Our M&A to our Chinese subsidiary companies have all obtained properly the approval from local governmental authorizations; and

•	Our BVI company is not established by a Chinese citizen. Accordingly, although the purpose of BVI incorporation is for overseas listing, the M&A rule should not apply to us.

Our PRC counsel also advises us, however, that there is still uncertainty as to how the M&A Rules will be interpreted and implemented. If the CSRC or other PRC regulatory agencies, subsequently determine that CSRC approval was required for this offering, we may need to apply for remedial approval from the CSRC and we may be subject to penalties and administrative sanctions administered by these regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our common shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our common shares. Consequently, even though our PRC counsel believes the probability for the aforementioned actions is small, if you engage in market trading or other activities in anticipation of, and prior to, settlement and delivery, you do so at the risk settlement and delivery may not occur.

In addition, if the CSRC later requires that we obtain its approval for this offering, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding the CSRC approval requirements could have a material adverse effect on the trading price of our common shares.

Restriction on Foreign Ownership

The principal regulation governing foreign ownership of businesses in the PRC is Guidance Catalogue for Industrial Structure Adjustments (2015 edition), effective as of April 10, 2015 (the “Catalogue”). The Catalogue classifies the various industries into three categories: encouraged, restricted and prohibited. Our company’s primary market is the pharmaceutical industry. We are not engaged in any activities placing us in the encouraged, restricted or prohibited categories and so it could be inferred that we are engaged in a permitted industry for foreign investment. Such a designation offers businesses certain advantages. For example, businesses engaged in permitted industries:

•	are not subject to restrictions on foreign investment, and, as such, foreigners can own a majority interest in Sino-foreign joint ventures or establish wholly-owned foreign enterprises in the PRC;

•	provided such business has total investment of less than $100 million, are subject to regional (not central) government examination and approval which are generally more efficient and less time-consuming. Our current total investment is less than $100 million.

The National Development and Reform Commission and MOFCOM periodically jointly revise the Foreign Investment Industrial Guidance Catalogue. As such, there is a possibility that our company’s business may fall outside the scope of the definition of a permitted industry in the future. Should this occur, we would no longer benefit from such designation.

On January 19, 2015, China’s Ministry of Commerce issued a draft Foreign Investment Law. The effective date of the official publication of the law is yet unknown. In the draft, foreign investment in China will be classified into three categories: prohibited, restricted, and others. This idea of classification is similar as previously published Catalogue. If the foreign investment falls in the areas that are closely related to national security, then it will be prohibited; if the investment may have some impact on national security but could be controlled through conditions, then it can be done with restrictions or qualifications; if the investment falls outside of those two categories, then it will not need approval from China government to operate in China.

According to the current Catalogue, our company’s business does not fall in any prohibited or restricted industries. If China’s Ministry of Commerce adopts a list as same as the Catalogue along with the draft, the draft will have very limited impact on our business, if any. The probability that our business will be classified as prohibited or restricted industry is very low. However, If China’s Ministry of Commerce adopts a list by our business is prohibited or restricted, and it treats our business in China as foreign investment by deciding our actual controller is Mr. Sun Zhang who is not a Chinese citizen, we may face certain restrictions or even be prohibited to conduct business in China.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

An offshore company may invest equity in a PRC company, which will become the PRC subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include the Wholly Foreign Owned Enterprise Law, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Contractual Joint Venture Enterprise Law, all as amended from time to time, and their respective implementing rules; the Tentative Provisions on the Foreign Exchange Registration Administration of Foreign-Invested Enterprise; and the Notice on Certain Matters Relating to the Change of Registered Capital of Foreign-Invested Enterprises.

Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to the prior approval by the original approval authority of its establishment. In addition, the increase of registered capital and total investment amount shall both be registered with SAIC.

Shareholder loans made by offshore parent holding companies to their PRC subsidiaries are regarded as foreign debts in China for regulatory purposes, which debts are subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange.

Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC subsidiaries shall be registered with SAFE. Furthermore, the total amount of foreign debts that can be incurred by such PRC subsidiaries, including any shareholder loans, shall not exceed the difference between the total investment amount and the registered capital amount of the PRC subsidiaries, both of which are subject to governmental approval.

Regulations on Trademarks

Trademarks are protected by the PRC Trademark Law adopted in 1982, as subsequently amended, as well as the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and 2013. The Trademark Office under the SAIC handles trademark registrations. Trademarks can be registered for a term of ten years and can be extended for another ten years if requested upon expiration of the first or any renewed ten-year term. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration application has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same type of or similar commodities or services, the application for such trademark registration may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such other party’s use. Trademark license agreements must be filed with the Trademark Office or its regional offices. We are currently using at no expense two trademarks registered in China and owned by Mr. Anyuan Sun. Meanwhile, we have successfully applied on our own name two trademarks in 2015, for both of which we have obtained the certificate issued by the authority (SAIC).

Regulations on Patents

The PRC Patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office is responsible for examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. We have obtained 20 patents, 17 are owned by us, and 3 are still under the ownership of Mr. Anyuan Sun but we are currently using them without payment pursuant to two freely terminable nonexclusive licenses from Mr. Sun.

PRC Enterprise Income Tax Law and Individual Income Tax Law

Under the Enterprise Income Tax Law or EIT Law, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25%. An enterprise established outside of the PRC with its “de facto management bodies” located within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementation rules of the EIT Law define “de facto management body” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

The SAT Circular 82 issued by the SAT in April 2009 provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore incorporated enterprise is located in China. Pursuant to the SAT Circular 82, a PRC-controlled offshore incorporated enterprise has its “de facto management body” in China only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. The SAT Bulletin 45, in effect from September 2011, provides more guidance on the implementation of the SAT Circular 82 and provides for procedures and administration details on determining resident status and administration on post-determination matters. Although the SAT Circular 82 and the SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth there may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals.

Due to the lack of applicable legal precedents, it remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company controlled by individuals. We may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

Regarding other local taxes and VAT tax, please see the discussion in PRC Business Tax and PRC VAT Tax sections.

Employment Laws

In accordance with the PRC National Labor Law, which became effective in January 1995, and the PRC Labor Contract Law, which became effective in January 2008, as amended subsequently in 2012, employers must execute written labor contracts with full-time employees in order to establish an employment relationship. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, employers in China are obliged to pay contributions to the social insurance plan and the housing fund plan for employees.

We have entered into employment agreements with all of our full-time employees. We have contributed to the basic and minimum social insurance plan. Due to a high employee turnover rate in our industry, it is difficult for us to comply fully with the law. While we believe we have made adequate provision of such outstanding amounts of contributions to such plans in our financial statements, any failure to make sufficient payments to such plans would be in violation of applicable PRC laws and regulations and, if we are found to be in violation of such laws and regulations, we could be required to make up the contributions for such plans as well as to pay late fees and fines.

C. Organizational structure

Corporate Structure

Below is a chart illustrating our current corporate structure:

Organization and description of business

Hebron Technology

Hebron Technology Co., Ltd. (“Hebron Technology” or the “Company”), through its subsidiaries, is engaged in the manufacture of fluid equipment and installation service for pharmaceutical engineering construction in the People’s Republic of China. Beginning with the commencement of its installation services business in 2012, the Company has transformed from a manufacturing oriented products company into a services oriented company.

Hebron Technology is a limited company established under the laws of the British Virgin Islands on May 29, 2012 as a holding company. Mr. Anyuan Sun, the Chairman of the Board and CEO of the Company, is the ultimate controlling shareholder (the “Controlling Shareholder”) of the Company. The Company has an indefinite term. The agent of the Company in the United States is Mr. Yung Kong Chin, 136-40 39th Avenue, 602B Garden Plaza, Flushing New York, 11354.

As part of the reorganization as described below (the “Reorganization”), the Company became the ultimate parent company of (i) Hong Kong Xibolun Technology Limited (“HK Xibolun”), (ii) Wenzhou Xibolun Fluid Equipment Co., Limited (“Xibolun Equipment”) and (iii) Zhejiang Xibolun Automation Project Technology Co., Ltd. (“Xibolun Automation”), which were all controlled by the Controlling Shareholder before the Reorganization.

Xibolun Equipment

The predecessor of the Company, Xibolun Equipment was incorporated on January 25, 2005. Currently, 30% of its equity is held by HK Xibolun, and 70% of its equity is held by Xibolun Automation. Xibolun Equipment is primarily engaged in the manufacture of fluid equipment including valves, pumps, pipe fittings and other products, with a particular emphasis on intelligentized valves.

HK Xibolun

HK Xibolun is a limited company formed in accordance with laws and regulations of Hong Kong on June 14, 2011, as a trading company. HK Xibolun is wholly owned by Hebron Technology.

Xibolun Automation

Xibolun Automation was incorporated on September 24, 2012. It is currently 100% owned by HK Xibolun. Xibolun Automation has mainly engaged in installation services for pharmaceutical engineering construction since its incorporation in 2012.

Reorganization

For the purpose of our initial public offering, we reorganized our company as described below. As part of this Reorganization, Hebron Technology became the ultimate holding company of HK Xibolun, Xibolun Automation and Xibolun Equipment, which were all controlled by the Controlling Shareholder before the Reorganization. In some cases, the equity transfer agreement entry date and the actual effective may be different. According to PRC law, since Xibolun Equipment and Xibolun Automation are foreigner invested companies, the share transfer is effective as of the approval date. As HK Xibolun is incorporated in Hong Kong, its equity transfer is effective as of the transfer agreement entry date. In the following statements regarding reorganization, the equity transfer effective dates of Xibolun Equipment and Xibolun Automation are as approval date while the equity transfer effective dates of HK Xibolun are as transfer agreement entry date.

Xibolun Equipment

Xibolun Equipment was incorporated on January 25, 2005 as a Sino-Foreign joint venture. It met the requirements of Xibolun Equipment’s joint venture status according to Chinese laws because 70% of the equity was initially held by Wenzhou City Xibolun Fluid Equipment Factory (“Xibolun Factory”), a Chinese partnership founded by the Controlling Shareholder, Mr. Lingmin Sun and Mr. Bin Wang on May 6, 2003, and the remaining 30% was held by Ms. Kong Sok Kin, who is an Italian citizen. On April 13, 2006, Xibolun Factory transferred 60% of its equity in Xibolun Equipment to the Controlling Shareholder, and the rest 10% to Mr. Yuanshun Shao. On September 15, 2010, Ms. Kong Sok Kin transferred 30% of her equity in Xibolun Equipment to Mr. Gongqi Xiang, while Mr. Yuanshun Shao transferred 10% of his equity in Xibolun Equipment to the Controlling Shareholder. After the above transactions, by July 20, 2011, Xibolun Equipment was owned by the Controlling shareholder and another foreign shareholder, Mr. Gongqi Xiang, a Spanish citizen, by holding shares of 70% and 30%, respectively. On June 30, 2011, HK Xibolun entered into an equity transfer agreement with Mr. Xiang, in which HK Xibolun agreed to acquire 30% ownership interest of Xibolun Equipment for RMB 300,000. The transfer was effective on July 21, 2011. On July 29, 2013, the Controlling shareholder transferred his 70% ownership interest in Xibolun Equipment to Xibolun Automation for RMB 700,000 equal to 70% of the registered capital of Xibolun Equipment. Because Xibolun Automation is a wholly owned subsidiary of HK Xibolun, as a result of these equity transfers, Xibolun Equipment is 100% owned by HK Xibolun.

HK Xibolun

HK Xibolun was formed in accordance with laws and regulations of Hong Kong on June 14, 2011. By the time of its incorporation, as the Controlling Shareholder owned 70% of the equity of Xibolun Equipment, and an offshore and non-Controlling Shareholder held entity was needed to hold 30% of the shares of Xibolun Equipment in order to maintain its Sino-Foreign joint venture status, Mr. Lingmin Sun nominally held 100% of the equity of HK Xibolun for the Controlling Shareholder pursuant to a Shareholding Entrustment Agreement by and between the controlling shareholder and Mr. Lingmin Sun entered on May 21, 2011. According to the Shareholding Entrustment Agreement mentioned above, the controlling shareholder actually owned 100% of the shares of HK Xibolun and had all the rights and duties of the shares while Mr. Lingmin Sun was the nominal shareholder who had no actual rights or duties regarding the shares. On May 15, 2012, in order to meet the new requirement that a foreign company should be held by a non-Chinese citizen, Mr. Lingmin Sun transferred 100% of the equity of HK Xibolun to Mr. Shih Chang Chen, who is a friend of Mr. Anyuan Sun and a Taiwanese citizen. Pursuant to the Shareholding Entrustment Agreement by and between Mr. Lingmin Sun and Mr. Shih Chang Chen entered on May 21, 2012, they both agreed that the equity of HK Xibolun would be entrusted to Mr. Chen, and Mr. Chen would hold the aforesaid equity for Mr. Lingmin Sun (who continued to act for the benefit of Mr. Anyuan Sun) without any actual rights of shares such as disposition rights and rights to retain proceeds. On October 22, 2012, in anticipation of an initial public offering (“IPO”) of its equity securities, Mr. Shih Chang Chen transferred all his equity in HK Xibolun to Hebron Technology without any consideration. As a result, HK Xibolun became a wholly owned subsidiary of Hebron Technology.

Xibolun Automation

Xibolun Automation was incorporated on September 24, 2012 and initially owned by Hebron Technology (80%), Xibolun Equipment (10%), and Zhejiang Xibolun Technology Co., Ltd. (“Zhejiang Xibolun”), a Chinese company also controlled by the Controlling Shareholder (10%). On October 30, 2012, HK Xibolun entered into separate equity transfer agreements with Hebron Technology, Xibolun Equipment, and Zhejiang Xibolun, pursuant to which HK Xibolun acquired Hebron Technology’s 80% ownership interest, Xibolun Equipment’s 10% ownership interest and Zhejiang Xibolun’s 10% ownership interest in Xibolun Automation without consideration. The transfers were effective as of December 5, 2012.

Mr. Anyuan Sun initially owned 70% of Xibolun Equipment while HK Xibolun owns the other 30%. HK Xibolun was established as an offshore entity by Mr. Lingmin Sun as a nominal owner. In order to meet China’s regulation on maintaining Sino-Foreign joint venture status, Mr. Anyuan Sun designated his brother Mr. Lingmin Sun as the nominal owner of HK Xibolun. Prior to October 22, 2012, Mr. Shih Chang Chen nominally held 100% of HK Xibolun on behalf of Mr. Lingmin Sun, who nominally held HK Xibolun for Mr. Anyuan Sun. Mr. Lingmin Sun had no voting rights or equity transfer rights regarding the shares of HK Xibolun. Consequently, HK Xibolun is effectively controlled by Mr. Anyuan Sun. Prior to the reorganization, Mr. Anyuan Sun owned 70% of the shares of Xibolun Equipment while HK Xibolun held the other 30% of the shares. Upon reorganization, Mr. Anyuan Sun transferred his ownership of Xibolun Equipment to Xibolun Automation, Xibolun Automation now owns 70% of Xibolun Equipment while HK Xibolun still owns the other 30%. HK Xibolun also owns 100% of the shares of Xibolun Automation. After the reorganization process, HK Xibolun, Xibolun Equipment and Xibolun Automation directly or indirectly became 100% subsidiaries of the Hebron Technology.

After reorganization, Mr. Zuoqiao Sun Zhang was the sole shareholder of the company since August 5, 2013. As Mr. Sun Zhang is the father of Mr. Anyuan Sun, Mr. Sun Zhang nominally held all the shares of Hebron Technology for Mr. Sun who has the rights to direct voting and transfer the shares, which made Mr. Sun the controlling shareholder of Hebron Technology. After the April 2015 share transfers from Mr. Sun Zhang to different parties at the approval of Mr. Anyuan Sun, Mr. Sun Zhang nominally holds 49.82% of Hebron Technology’s issued and outstanding shares, while Mr. Anyuan Sun holds 15% of the Company’s shares through Wise Metro Development Co., Ltd., a British Virgin Islands company. Also, Mr. Lingmin Sun holds 9% of the Company’s shares through Vast Express Development Co. Ltd., a British Virgin Islands company, and Mr. Chengchun Wang holds 9% of the Company’s shares through Able State International Industrial Co., Ltd., a British Virgin Islands company. Both Mr. Anyuan Sun and Mr. Lingmin Sun are Mr. Sun Zhang’s sons, and Mr. Wang is Mr. Anyuan Sun’s father-in-law. Though they appear to be four separate shareholders, Mr. Sun Zhang, with voting rights, equity transfer rights and rights to retain proceeds from equity transfer withheld by Mr. Anyuan Sun, nominally holds his shares for Mr. Anyuan Sun. Although Mr. Lingmin Sun and Mr. Chengchun Wang have rights to retain proceeds from equity transfer, but Mr. Anyuan Sun has the sole right to direct the voting of the shares held by them. In addition, Mr. Lingmin Sun and Mr. Anyuan Sun have the shared power to direct the transfer of the shares held by Mr. Lingmin Sun, and Mr. Anyuan Sun has the sole right to direct the transfer of shares held by Mr. Chengchun Wang. By virtue of Mr. Anyuan Sun’s power to direct voting and equity transfer with regards to the shares held by Mr. Sun Zhang, Mr. Lingmin Sun and Mr. Wang, in addition to his being the Company’s Chairman of the Board and Chief Executive Officer who actually controls the board and runs the Company, Mr. Anyuan Sun is the ultimate controlling shareholder of the Company in control of a total of approximately 68% of the Company’s issued and outstanding shares. Based on the above, before and after the reorganization, Hebron Technology, HK Xibolun, Xibolun Equipment and Xibolun Automation are all considered under common control by Mr. Anyuan Sun.

The above mentioned transactions were accounted for in a manner similar to a recapitalization. Hebron Technology and its wholly-owned subsidiary HK Xibolun, who own 100% interest of Xibolun Automation and Xibolun Equipment, were effectively controlled by the same Controlling Shareholder before and after the reorganization and therefore the Reorganization is considered under common control. The consolidation of Hebron Technology and its subsidiaries has been accounted for at historical cost as of the beginning of the first period presented in the accompanying consolidated financial statements.

D. Property, plant and equipment

Description of Property

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes. We were granted land use rights for our facilities in Wenzhou, which extend until December 31, 2036. Following is a list of our properties, all of which we lease:

Property	Rental Term	Space	Ground Floor Area
C05, Binhai Ind. Park, Dalangqiao Village, Shacheng Town, Longwan District, Wenzhou, Zhejiang Province, China	Jan. 1, 2012 – Dec. 31, 2036		17,537 m2

No. 587, 15th Road, 3rd Av., Binhai Ind. Park Economic & Technology Development Zone Wenzhou, Zhejiang Province, China	May 11, 2016 – May 10, 2017	12,580 m2

Room 332 (self-assigned number), No. 1192, Third floor, Husong Highway, Songjiang District, Shanghai, China	July 1, 2016 – June 30, 2017		82 m2

No. 425, Section 2, Liao Road, Hemei Township, Changhua County, Taiwan	Terminable on demand of landlord		105 m2

Our property in No. 587 15th Road, 3rd Av., Binhai Ind. Park, Economic & Technology Development Zone, Wenzhou is our central office and manufacturing facility. At this location, we have a variety of heavy equipment required to produce our valves, pipefittings and other products, including computer numerical control (“CNC”) milling machines, office equipment and product testing equipment. Our offices in Shanghai and Taiwan are sales offices and contain typical office equipment. None of our properties are encumbered by debt, and we are not aware of any environmental concerns or limitations on the use of our properties for the purposes we currently use them or intend to use them in the future.

Item 4A.                 Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Risk Factors.”

A. Operating Results

Overview

We are engaged in the manufacture of fluid equipment including valves, pipe fittings and others, with particular emphasis on the manufacture and installation of intelligentized valves, used in the pharmaceutical, biological, food and beverage, and other clean industries. Our products and services are primarily used in pharmaceutical engineering construction.

In addition to selling our products to third parties for installation, we also provide installation services for our customers in China. A significant majority of our revenues have come from these installation services. We anticipate that we will continue to derive significant income from our installation services, both of our products and those purchased from third parties. The profit margins associated with installing our customized valve and pipe fitting designs have historically been higher than those associated with the sale of our products for installation by third parties.

(1)	Installation services. We specialize in installing valves and pipes with skilled and experienced workers and professional equipment. Revenues from installation services were approximately 90% and 87% of our total revenues for the years ended December 31, 2016 and 2015, respectively.

(2)	Fluid equipment. We develop and manufacture valves and pipe fittings for use in pharmaceutical, biological, food and beverage, and other clean industries with an established sales and distribution network. Revenues from the sales of fluid equipment constitute approximately 10% and 13% of our total revenues for the years ended December 31, 2016 and 2015, respectively.

The following table presents an overview of our results of operations for the year ended December 31, 2016 and 2015:

	Year ended December 31,		Changes
	2016	2015	($)	(%)
Revenue	$27,097,836	$22,995,123	4,102,713	18%
Cost of revenue	16,636,258	14,255,811	2,380,447	17%
Gross profit	10,461,578	8,739,312	1,722,266	20%
General and administrative	705,038	1,129,679	(424,641)	(38)%
Research and development expenses	33,847	121,760	(87,913)	(72)%
Selling expenses	1,742,147	1,434,230	307,917	21%
Income from operations	7,980,546	6,053,643	1,926,903	32%
Other income, net	6,431	15,321	(8,890)	(58)%
Interest expense	(49,625)	(55,619)	5,994	(11)%
Income before income taxes	7,937,352	6,013,345	1,924,007	32%
Income taxes	2,002,467	1,617,751	384,716	24%
Net income	5,934,885	4,395,594	1,539,291	35%
Foreign currency translation (loss)	(1,401,124)	(927,892)	(473,232)	51%
Comprehensive income	$4,533,761	$3,467,702	1,066,059	31%

Revenue

The following table sets forth the breakdown of our revenue for the year ended December 31, 2016 and 2015, respectively:

	Years ended December 31,				Changes	Changes
	2016	%	2015	%	($)	(%)
Installation service	$24,299,062	90%	$20,069,997	87%	4,229,065	21%
Fluid equipment sales	2,798,774	10%	2,925,126	13%	(126,352)	(4)%
Total revenue	$27,097,836		$22,995,123

Revenue from installation service was $ 24,299,062 and $20,069,997 for the years ended December 31, 2016 and 2015, respectively, representing an increase approximately of $4.23 million, due to an increase in contract amount during fiscal 2016. The details are illustrated in the table below:

	Number of Projects	Average Project Revenue (USD)
2016	10	$2.4 million
2015	10	$2.0 million

  For the years ended December 31, 2016 and 2015, revenue from sales of our fluid equipment was $2,798,774 and $2,925,126, respectively, representing a decrease approximately of $0.1 million primarily due to change in foreign exchange rate.

Cost of revenue

The following table presents a breakdown of our cost of revenue for the year ended December 31, 2016 and 2015.

	Years ended December 31,				Changes	Changes
	2016	%	2015	%	($)	(%)
Installation service	14,363,420	86%	11,746,747	82%	2,616,673	22%
Fluid equipment sales	2,272,838	14%	2,509,064	18%	(236,226)	(9)%
Total cost of revenue	16,636,258		14,255,811

For fiscal 2016 and 2015, cost of installation services were $14,363,420 and $11,746,747, respectively, representing an increase of $2.6 million, which was consistent with the 21% increase in the installation revenue in fiscal 2016.

For fiscal 2016 and 2015, cost of our fluid equipment sales were $2,272,838 and $2,509,064, respectively, representing an approximate decrease of $0.2 million, which was consistent with the 4% decrease in the fluid equipment sales in fiscal 2016.

Gross profit

The following table presents the gross profit of our businesses for the year ended December 31, 2016 and 2015:

	Years ended December 31,				Changes	Changes
	2016	%	2015	%	($)	(%)
Installation service	9,935,642	41%	8,323,251	41%	1,612,392	19%
Fluid equipment sales	525,936	19%	416,061	14%	109,874	26%
Gross profit	10,461,578	39%	8,739,312	38%	1,722,266	20%

The gross profit percentage for fiscal 2016 increased 1% from fiscal 2015, primarily because the Company was able to charge high margin on the fluid equipment sales. Gross profit from installation service was increased by 19% or approximately $1.6 million for fiscal 2016 as compared to fiscal 2015.

Gross profit from our fluid equipment sales increased 26% in fiscal 2016 as compared to fiscal 2015. Due to decrease of cost in 2016, the gross profit percentage from fluid equipment sales increased from 14% in fiscal 2015 to 19% in fiscal 2016.

Expenses

	Years ended December 31,				Changes	Changes
	2016	%	2015	%	($)	(%)
General and administrative expenses	705,038	28%	1,129,679	47%	(424,641)	(38)%
Research development expenses	33,847	2%	121,760	2%	(87,913)	(72)%
Selling expense	1,742,147	70%	1,434,230	52%	307,917	21%
Total operating expense	2,481,032		2,685,669		(204,637)	(8)%

General and administrative expenses

For fiscal 2016, our general and administrative expenses were $705,038, representing an approximate decrease of $0.42 million compared to fiscal 2015. The decrease in general and administrative expenses was mainly because the Company had a net recovery of $227,873 bad debt expense in fiscal 2016, while the Company had $367,314 bad debt expense in the same period of last year. The significant decrease in the bad debt expense was offset by a loss of $228,245 related to the disposal of obsolete machinery, and by higher professional accounting and legal fees incurred during fiscal 2016 as the Company was in the process of listing on NASDAQ.

Research and development expenses

For fiscal 2016, our R&D expenses were $33,847, representing a decrease of $87,913 comparing to $121,760 research and development expense in fiscal 2015. The decrease in R&D expense was because we mainly performed our R&D in-house in fiscal 2016 and reduced the engagements with third party consultants.

Selling expense

For the fiscal 2016, our selling expenses were $1,742,147, representing a 21% increase from fiscal 2015. The increase was mainly due to higher commission and marketing expense incurred in promoting our installation service in fiscal 2016.

Interest expense

Our interest expenses for fiscal 2016 were $49,625, representing an 11% decrease comparing to $55,619 in fiscal 2015 due to lower interest rate in fiscal 2016.

Other income, net

Other income, net is used to record our non-operating income and expense, including government grants and other expenses. For the year ended December 31, 2016 and 2015, the other income, net was $6,431 and $15,321 respectively. The decrease in other income for the year ended December 31, 2016 was due to lower interest income in fiscal 2016.

Income taxes and other taxes

For years ended December 31, 2016 and 2015, revenues generated in China were subject to corporate income tax at a unified rate of 25%. The provision for income taxes increased by $384,716 in fiscal 2016 compared to fiscal 2015, which are consistent with the increase in the income before taxes. The effective tax rate fiscal in 2016 were approximately 25%, slightly decreased from the effective tax rate of approximately 27% for fiscal year 2015.

The Company has accrued unpaid tax liabilities of approximately $8.7 million as of December 31, 2016. The Company has had unofficial discussions with the local tax authority and the management believes that it is highly possible that the Company will reach an agreement with the local tax authority to result in a settlement of tax liability with a much less amount than the amount currently accrued before the end of fiscal 2017 and the payments will be made by installment in three to five years, because the local government would want to support the future growth of the Company to stimulate the local economy and the Company has successfully completed its IPO on December 26, 2016. The Company did not record any potential penalty amount associated with the unpaid tax liabilities because the management believes that it is very likely that they will not be assessed once they reach the settlement with the tax authority. However, management cannot be certain as to how much the Company could potentially be liable for. If the government does not grant the expected waiver currently being negotiated, management estimated that the potential tax loss contingency related to these penalties can be either nil or as much as $3.7 million, which consist of the following:

	Tax payable balance as of December 31, 2016	Tax loss contingencies estimated
Income tax payable	$6,850,279	$2.7 million
Value added tax payable	195,139	-
Business tax payable	1,406,039	0.7 million
Other taxes payable	293,106	0.3 million
Total	$8,744,563	$3.7 million

While all of the tax years since the Company’s inception are still subject to examination by the local tax authorities, the Company has not received any notices or assessment from Chinese tax authorities. In practice, since all of the taxes owed are local taxes, the local tax authority is typically more flexible and willing to provide incentives or settlements with the local small and medium-size businesses to relieve their burden and to stimulate the local economy. Management believes it is highly possible that the Company can reach into an agreement with the local tax authority to result in a much less amount owed. However, it is not guaranteed that the Company will be granted the tax reduction or waiver. If the negotiation with the local tax authority is not successful, the Company may potentially still be liable for all of the tax liabilities owed and any penalties that might be assessed.

B. Liquidity and Capital Resources

Prior to our public offering in December 2016, we have financed our operations primarily through cash provided by operating activities. Our current cash and cash equivalents primarily consist of cash on hand, which are unrestricted as to withdrawal and use and are deposited with banks in China.

As of December 31, 2016 and December 31, 2015, we had cash of $11,875,893 and $1,117,643, respectively. On December 26, 2016, the Company announced the completion of a public offering of 2,695,347 shares of its common stock at a public offering price of $4.00 per share. The gross proceeds from the offering were approximately $10.8 million before deducting placement agents' commissions and other offering expenses, resulting in net proceeds of approximately $10.1 million. In connection with the offering, the Company's common stock began trading on the NASDAQ Capital Market beginning on December 26, 2016 under the symbol "HEBT".

Subject to the possibility that we may be required to pay some or all of certain taxes due by our company in three to five years by installment, we believe that our current cash, cash flows provided by operating activities and access to help from our related party will be sufficient to meet our working capital needs for at least the next 12 months.

Substantially all of our operations are conducted in China and all of our revenues, expense, and cash are denominated in Renminbi (RMB). RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict its ability to convert RMB into U.S. Dollars.

Since all of the cash balance reported by us as of the latest balance sheet date, December 31, 2016, is foreign cash (RMB), the amount of foreign cash we have is the total amount of our cash, which is $11,875,893.

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Under PRC law, RMB is currently convertible into U.S. Dollars under a company’s “current account,” which includes dividends, trade and service-related foreign exchange transactions, without prior approval of the State Administration of Foreign Exchange (SAFE), but is not from a company’s “capital account,” which includes foreign direct investments and loans, without the prior approval of the SAFE.

We have never declared or paid any cash dividends to our shareholders. We do not plan to pay any dividends out of our retained earnings for the years ended December 31, 2016 and December 31, 2015. With respect to retained earnings accrued after such date, our Board of Directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time. Any declaration and payment, as well as the amount, of dividends will be subject to our By-Laws, charter and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

We have limited financial obligations dominated in US dollars, thus the foreign currency restrictions and regulations in the PRC on the dividends distribution will not have a material impact on the liquidity, financial condition and results of operations of the Company.

The following table provides information about our working capital and other factors the Company takes into consideration to measure its liquidity as of December 31, 2016 and December 31, 2015:

Working Capital

	For the year ended	For the year ended
	December 31, 2016	December 31, 2015

Current asset	$34,579,071	$16,835,897
Current liabilities	15,399,512	13,652,325
Working Capital	19,179,559	3,183,572

Contract and accounts receivable turnover in days	145	111
Contract and accounts receivable turnover ratio	2.49	3.28
Inventory turnover in days	57	61

Our working capital was $19,179,559 as of December 31, 2016, increased approximately $16 million from December 31, 2015, mainly due to higher cash balance and contract receivable as of December 31, 2016.

For the year ended December 31, 2016 and for the year ended December 31, 2015, our accounts receivable including contract receivable turnover in days were 145 days and 111 days, respectively. The slow in turnover in the fiscal 2016 was due to the high margin installation contracts were complicated projects, which required longer service time and those customers usually made payments in 3 to 6 months after the completion of the projects.

As of December 31, 2016 and December 31, 2015, our net contract receivable balance was $12,928,033 and $7,798,424, respectively, related to our installation projects. Due to the high value of each installation project, it typically takes about 3 to 6 months for the customers to pay off the balances for the installation projects. With the increasing collection efforts, we believe we are able to successfully collect the balance.

As of December 31, 2016, the balances of our net accounts receivable, retainage receivables and net other receivable were $187,852, $2,425,500 and $96,602, respectively, including the balance aged over 6 months of $6,941, $771,948 and $0, respectively. We are confident to collect these balances in accordance with contract terms.

Since the income tax payable balance is due on demand, the income tax payable balance is classified as current liability. We are in the process of a settlement discussion with Wenzhou tax authority. Therefore, the exact payment date of this local tax liability is uncertain.

We intend to continue to carefully execute our growth plans and manage market risk. Our anticipated short-term and long-term liquidity requirements primarily include working capital for funding our ongoing operations. We plan to fund our future liquidity requirements from cash provided by operating activities. We currently anticipate that we will be able to meet our needs to fund our operations beyond the next twelve months with operating cash flows and existing cash balances.

Cash Flows

The following table provides detailed information about our net cash flows for the year ended December 31, 2016 and 2015.

	Year ended December 31,
	2016	2015
Net cash provided by operating activities	$1,577,301	$3,931,953
Net cash used in investing activities	(980,921)	(3,136,462)
Net cash provided by financing activities	10,266,160	8,830
Effect of exchange rate changes on cash	(104,290)	(63,145)
Net increase in cash	$10,758,250	$741,176
Cash at beginning of year	1,117,643	376,467
Cash at end of year	$11,875,893	$1,117,643

Operating Activities

Net cash provided by operating activities for fiscal 2016 was approximately $1.6 million, which was primarily attributable to a net profit around $5.9 million, adjusted for non-cash items for approximately $0.6 million and adjustments for changes in working capital around $4.9 million. The adjustments for changes in working capital mainly included (i) increase in accounts and contract receivable around $4.97 million from recent completed installation projects, (ii) decrease in accounts payable around $0.3 million and (iii) increase in advance to suppliers around $2.86 million, which was offset by the decrease in advance from customers about $0.55 million related to installation service and increase in tax payable around $2.5 million.

Net cash provided by operating activities for fiscal 2015 was approximately $3.9 million, which was primarily attributable to a net profit around $4.4 million, adjusted for non-cash items for approximately $0.7 million and adjustments for changes in working capital around $1.2 million. The adjustments for changes in working capital mainly included (i) increase in accounts and contract receivable around $4.2 million from recent completed installation projects, (ii) increase in inventory around $1.1 million related to the installation service and (iii) increase in progress billing around $0.57 million due to more progress billings, which was offset by the decrease in advance from customers about $0.53 million related to installation service and decrease in accounts payable around $0.9 million.

Investing Activities

Net cash used in investing activities was approximately $0.98 million for fiscal 2016. It was primarily attributable to the approximately $0.97 million spending on constructing the Company’s new office and manufacturing facility.

Net cash used in investing activities was approximately $3.14 million for fiscal 2015. It was primarily attributable to the approximately $2.9 million spending on constructing the Company’s new office and manufacturing facility.

Financing activities

Net cash used in investing activities was approximately $10.27 million for fiscal 2016. It was primarily attributable to the approximately $10.78 million proceeds from the Company’s initial public offering, offset by the disbursement of the direct costs related to the initial public offering of $0.65 million.

Net cash provided by financing activities was around $8,830 for fiscal 2015, which was mainly attributable to the short-term loans approximately of $0.85 million, which was offset by the repayment of short-term bank loan of approximately of $0.84 million.

Loan facility

As of December 31, 2016, we had $820,761 in loans. These are bank loans with a one to three years maturity and must be paid in full upon maturity. We have had good credit performance all the time and believe our current creditors will renew their loans to us after our loans mature as they did in the past. For more details about our debts, please see the Notes to the consolidated financial statements.

Loans consisted of the following as of December 31, 2016 and December 31, 2015:

Lender	December 31, 2016	Term	Annual Interest
Wenzhou Bank	$100,795	November 24, 2016 to November 24, 2017	6.35%
Bank of China Longwan Branch	290,866	April 13, 2016 to April 14,2019	5.70%
Bank of China Longwan Branch	285,107	June 8, 2016 to April 14,2019	5.70%
Party A loan (unrelated party)	143,993	October 25, 2016 to October 25, 2017	4.35%
Total	$820,761
Less: current portion	287,986
Long term portion	532,775

Lender	December 31, 2015	Term	Int. Rate/Year
Wenzhou Bank	$107,830	November 9, 2015 to November 9, 2016	9.00%
Wenzhou Bank	73,170	November 26, 2015 to November 26, 2016	3.92%
Bank of China Longwan Branch	223,362	April 21, 2015 to April 20, 2016	6.69%
Bank of China Longwan Branch	97,047	April 21, 2015 to April 20, 2016	6.96%
Bank of China Longwan Branch	312,707	June 8, 2015 to June 1, 2016	6.12%
Total	$814,116

All principal of loans are due upon maturity and interest payments are due on monthly basis. The loans outstanding were guaranteed by the Controlling Shareholder’s immediate family members and unrelated third parties. All outstanding loans as of December 31, 2015 had been repaid in full upon maturity.

Obligations under Material Contracts

The Company leases its main office space under a non-cancelable operating lease agreement. The lease will be terminated in January 2017, and the future rental payment in 2017 is $19,039.

Capital Expenditures

We have been constructing our new building in C05, Binhai Ind. Park, Dalangqiao Village, Shacheng Town, Longwan District, Wenzhou, Zhejiang Province, China. We spent approximately $9.1 million in construction by December 31, 2016. We plan to invest additional approximately $1.4 million to renovate it in the next one or two years. We intend to finance this new building with our own internal source of funding and future capital to be raised. However, we do not plan to use any portion of the proceeds from our public offering to finance it. There is no external bank loan committed to finance this expansion. If needed, we can adjust or slow down the construction progress and the expansion size based on the availability of capital support.

Originally we planned to use this building as a warehouse, factory, research and development center, showroom, and cafeteria. The factory was planned to expand our production capacity of valves. However, since we have changed our focus from valve manufacture to installation services, we did not have a specific plan to expand our production capacity and the construction was temporarily halted in 2015. Currently, as we plan to expand our installation services, we anticipate the demand of our production will increase. We resumed the construction of this building in 2016 according to the original purpose but limited the expansion size to fit for the production demand. We moved into the new office building in January 2017.

The following pictures are design sketches:

Impact of Inflation

We do not believe the impact of inflation on our Company is material. Our operations are in China and China’s inflation rates have been relatively stable in the last three years: 2.3% in 2016, 1.6% in 2015, and 2.06% in 2014.

Impact of Foreign Currency Fluctuations

We do not believe the impact of foreign currency fluctuations on our Company is material.

Regarding purchase of raw materials, we are subject to commodity price risks arising from price fluctuations in the market prices of the raw materials. We have generally been able to pass on cost increases through price adjustments. However, the ability to pass on these increases depends on market conditions influenced by the overall economic conditions in China.

Regarding sales, export sales only accounted a small portion of our revenues, and most of export sales contracts are not priced in foreign currency because they were sold to foreign companies’ agents in China. Our export sales for the year ended December 31, 2016 and 2015 accounted for less 1% of total revenue and none of revenue priced in the foreign currency.

We have not had any foreign currency investments hedged by currency borrowings or other hedging instruments. We manage our price risks through productivity improvements and cost-containment measures.

Critical Accounting Policies

We believe it is helpful to investors to understand the critical accounting policies underlying our consolidated financial statements and the following discussion of our Company’s financial condition and results of operations.

Uses of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during each reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include: the allowances for doubtful accounts, the valuation of inventory, realizability of deferred tax assets, costs to complete contracts, estimated useful lives and fair value in connection with the impairment of property and equipment and accruals for income tax uncertainties.

Revenue recognition

The Company recognizes revenue from sales of installation contracts to provide installation services for pharmaceutical and beverage companies and sales of valves and other fluid equipment.

Installation contracts: Sales from fixed-price construction contracts are recognized on the completed contract method. This method is used because the typical contract is completed in four months or less, and financial position and results of operations do not vary significantly from those which would result from use of the percentage-of completion method. A contract is considered complete when all costs except insignificant items have been incurred, and the installation is operating according to specifications or has been accepted by the customer. Contract costs include all direct material, subcontract cost, and labor costs, and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Sales of product: sales are recognized at the date of shipment from the Company’s facilities to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, ownership has passed, no other significant obligations of the Company exist and collectability is reasonably assured. Management considers delivery to occur upon shipment provided title and risk have passed to the customer, which is generally when the product is shipped to the customer from the Company’s facility. The Company’s sales revenue consists of the invoiced value of goods, net of value-added tax (“VAT”).

The Company recognizes product revenue and installation revenue separately. The manufacture of fluid equipment comprises two stages: (a) manufacture; and (b) installation. In practice, the Company signs product and installation contracts separately with customers. Customers have the choice to use its own staff or external contractors to install the products. The Company sells the product and provides installation service on a standalone basis, and the price is determined based on the market competitive rate of each unit. No allocation is needed for such circumstances. Please refer to Note 2 “SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES in the accompanying consolidated financial statements for an expanded discussion.

The Company generally provides a one year warranty period for products sold and installation services performed. No warranty cost provisions were provided as at December 31, 2016 and December 31, 2015, because the actual warranty cost incurred was insignificant based on historical experience.

Accounts and Contract Receivables

Accounts and contracts receivable are stated at net realizable value. An allowance for doubtful accounts is established based on the management’s assessment of the recoverability of accounts and other receivables. A considerable amount of judgment is required in assessing the realizability of these receivables, including the current credit worthiness of each customer and the related aging analysis. An allowance is provided for accounts when management has determined that the likelihood of collection is doubtful. The Company writes off accounts receivable against the allowance when a balance is determined to be uncollectible.

Inventories

Inventories are stated at the lower of cost or market value. Inventories consist of raw materials, finished goods, working in process, low value consumables, and installation projects in process that had not been completed. Provision is made for slow moving, obsolete or unusable inventory.

Income taxes

The Company’s subsidiaries in China are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC and Hong Kong for the years ended December 31, 2016 and 2015. The Company accounts for income tax under the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements or tax returns. Deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. Valuation allowances are established against net deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized. As of December 31, 2016 and 2015, no valuation allowance is considered necessary.

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties relating to income taxes have been incurred during the years ended December 31, 2016 and 2015. All tax returns since the Company’s inception are still subject to examination by tax authorities.

Under the Provisional Regulations of PRC Concerning Income Tax on Enterprises promulgated by the PRC, income tax is payable by enterprises at a rate of 25% of their taxable income.

 The Company believes that it has provided the best estimates of its accrued tax liabilities because those accruals are based on the prevailing tax rates stipulated by the laws. The Company did not record any penalties associated with those accruals. The Company did not record any penalties associated with those accruals since management believes that it is not possible to reasonably estimate the amount of penalties the Company may have to pay, if any. It is the Company’s policy that penalties related to any unpaid taxes are classified as income tax expense in the period they are assessed or incurred. The Company has had unofficial discussions with the local tax authority to settle the existing tax liabilities. The tax authority has not made any settlement proposal or adjustment in the communications with the Company.

C. Research and development, patents and licenses

Research and Development

For the years ended December 31, 2016 and, 2015, we spent $33,847, $121,760, respectively, on R&D. We anticipate that we will focus our research and development efforts on improving existing products and developing new technology in the coming years.

We are committed to researching and developing valves for use in the pharmaceutical, biological, food and beverage, semi-conductor, electronic and other clean industries. We believe scientific and technological innovations will help our Company achieve its long-term strategic objectives. Our research and development efforts, led by our Chief Technical Officer, Xiaoliang Xue, are an integral part of our operations and the crux of its competitive advantage and differentiation strategy.

The Research and Development team has ten (10) dedicated researchers and analysts focusing on mechanical design, mechatronics, CAD design, mold design and welding. Quality control is an important aspect of the team’s work and ensuring quality at every stage of the process has been a key driver in maintaining and developing brand value for the Company.

In addition, we sent employees to Italy, Germany and the United States to study clean product manufacturing, installation and connection process so that the Company is current on advanced International Technology. It is through these collaborations that we have managed to secure important breakthroughs resulting in proprietary knowledge and patents.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Off-balance Sheet Arrangements

There were no off-balance sheet arrangements as of December 31, 2016 and December 31, 2015 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2016:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Long-Term Debt Obligations	—	—	$532,775	—	—
Total	$—	$—	$532,775	$—	$—

G. Safe Harbor

See “SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS.”

Item 6. Directors, Senior Management and Employees

A. Directors and Management

The following table provides information regarding our executive officers and directors:

Name	Age	Position(s)
Anyuan Sun	39	Chief Executive Officer and Chairman of Board
Xiaoliang Xue	31	Chief Technical Officer
Steven Fu	44	Chief Financial Officer and Director
Xiao Jin	52	Financial Controller
Zuoqiao Sun Zhang	62	Director
Xuesong Liu	43	Independent Director
Hua Zhang	51	Independent Director
Xianpang Hu	48	Independent Director
Haiying Xiang	34	Independent Director

The business address of each of the directors and senior management is c/o Zhejiang Xibolun Automation Project Technology Co., Ltd., No. 587-A 15th Road, 3rd Av. Binhai Ind. Park, Economic & Technology Development Zone, Wenzhou, Zhejiang, China 325000.

Anyuan Sun.  Mr. Sun was our director from May 2012 to August 2013, and he was appointed as the Chairman of the Board of Directors in September 2015. Mr. Sun is also the Chief Executive Officer of the Company. He is a director of Xibolun Equipment since January 2016, a Supervisor of Zhejiang Xibolun since 2014 and a director of HK Xibolun since 2012. Mr. Sun is a valve engineer who co-founded our oldest subsidiary, Xibolun Equipment, in 2005. For more than ten years, Mr. Sun has also served as our Company’s chief engineer and president. Mr. Sun completed his continuing education in Zhejiang University in 2011 and he earned his MBA from City University of Macau in 2014.

Xiaoliang Xue.  Mr. Xue has been with the Company for over ten years. He is also a director of Xibolun Equipment since January 2016. Mr. Xue started his employment with Xibolun Equipment. During his time in the Company, he has helped our company to obtain more than 20 inventions and patents. In addition to serving as our Chief Technical Officer now, Mr. Xue used to serve in Xibolun Equipment as a technician, technical director, sales director and engineering director since 2005 to assist with and manage technology, sales and engineering related matters. During his tenure in the Company, Mr. Xue has been involved in the development and design of a variety of valves, such as sanitary ball valves, sanitary butterfly valves and sanitary diaphragm valves.

Steven Fu.  Mr. Fu is our Chief Financial Officer and director. Mr. Fu started his employment as CFO with Hebron Technology in January 2014. From 2009 through 2013, Mr. Fu was the Director of Asia Pacific, International Alliance Associates, with chief financial officer responsibilities. Mr. Fu earned his bachelor’s degree of Accountancy from Nanyang Technological University, Singapore, in 1996. Mr. Fu is also a Fellow Chartered Accountant of Singapore. He has 20 years of investment and financing experience in Asia, along with restructuring work experience. Mr. Fu is proficient in managing various aspects of the investment market across various industries. He has extensive experience in both the private equity market and the stock market.

Xiao Jin.  Mr. Jin has been our Financial Controller since 2012. Mr. Jin started his employment with Xibolun Equipment. He has overall responsibility for the Company’s accounting, financial management, internal control and financing services. From 2002 through April of 2012, Mr. Jin was the Chief Financial Officer of Zhejiang Juneng Lesi Pharmaceutical Co., Ltd., where he was responsible for the company’s overall accounting, financial management, internal control, financing, investment and administration, logistics management and outreach work. Mr. Jin received his Executive MBA from Shanghai Jiaotong University in 2011 and his bachelor’s degree majored in Economic Management from Open College in Party School of the Central Committee of C.P.C. in 2002 in China.

Zuoqiao Sun Zhang.  Mr. Sun Zhang was a director of our Company since 2013 to September 2015, and he was appointed as the director of the Company again in January 15, 2016. He has been a Supervisor of Xibolun Automation since 2012. Since our founding, Mr. Sun Zhang has been our largest shareholder. Mr. Sun Zhang has been involved in business since 1985, when he established the first electrical appliance switch factory in Wenzhou, which employed more than 50 people. From 1996 to 2003, he was the factory manager of Si Jia Tong Yong Biological and Chemical Dairy Products in Wenzhou. From 2004 to 2012 he expanded his business geological coverage to Wuhan City and North China for our company. Over 30 years in business, Mr. Sun Zhang has become an expert in the valve manufacturing sector for pharmaceutical and medical companies. In addition to his activities with our company, Mr. Sun Zhang also invests privately. Mr. Sun Zhang graduated from Wenzhou Adult Vocational High School in 2011. We have selected Mr. Sun as a director because of his experience in the valve manufacturing business.

Xuesong Liu.  Since 2015, Dr. Xuesong Liu has been the General Manager and Chairman of the Board of Luoyang Zeda Huikang Pharmaceutical Technology Co., Ltd., and the Chairman of the Board of both Hangzhou Zeda Health Technology Co., Ltd. and Hangzhou Huikang Health Care Product Co., Ltd. Started from 2011, he has been the deputy director of the Institute of Modern Traditional Chinese Medicine of Zhejiang University, a doctoral supervisor in College of Pharmaceutical Science of Zhejiang University, General Manager and Chairman of the Board of Suzhou Zeda XingBang Pharmaceutical Technology Co., Ltd., Chairman of the Board of Suzhou Zheyuan Automation Engineering Technology Co., Ltd. and Supervisor of Hangzhou Enneng Technology Co., Ltd. From 2010, Dr. Liu started to be a director in Hangzhou Tianchang Railway Equipment Technology Co., Ltd. and a professor in College of Pharmaceutical Science of Zhejiang University. Since 2009, Dr. Liu has been the Chairman of the Board of Wenzhou Zhekang Pharmaceutical Equipment Technology Co., Ltd. He is also the director of the Chinese Medicine Pharmaceutical Engineering Research Laboratory in Zhejiang University since 2006. At Zhejiang University, his work focuses on process analytical technology, advanced manufacturing technology and quality control technology for pharmaceutical production. Over the past five years, he has undertaken approximately twenty-five scientific research projects in his fields of expertise, including ten projects at a national or province level, including projects for China’s National Natural Science Foundation and National Development and Reform Commission. Dr. Liu received a doctorate degree majored in Pharmaceutical Analysis in 2005, a master’s degree majored in Industry Automation in 1998, and a bachelor’s degree majored in Industry Electric Automation in 1995, all from Zhejiang University. We have selected Dr. Liu as a director because of his expertise in our industry.

Hua Zhang.  Since 2009, Mr. Zhang has been the General Manager of Hangzhou Topchoice Medical Investment Management Co., Ltd. He has also been a Manager of Hangzhou Fenghao Technology Co., Ltd. since 2003. From 2001 through 2009, Mr. Zhang was the Chief Executive Officer of Zhejiang Topchoice Investment Technology Co., Ltd. In these roles, Mr. Zhang has leveraged his expertise in the financial investment and medical equipment industries. From 1987 to 2001, Mr. Zhang was an associate professor and dean at Zhejiang Physical Education Technology Institute. Mr. Zhang obtained his bachelor degree in Education from Zhejiang University in 1987. We have chosen Mr. Zhang to serve as a director because of his expertise in finance.

Xianpang Hu.  Mr. Hu was appointed as a member of the Academic Committee of China Academy of Management Science since 2013. Since 2011, Mr. Hu has served as the Director of the Institute of Law of China Academy of Management Science and the Secretary General of Chen Guang Zhong Education Foundation. In addition, he has been a researcher in the Institute of Education Science of China Academy of Management Science since 2010. From 2009, Mr. Hu has also served as a lawyer in Beijing Hanheng Law Firm. Mr. Hu brings his experience as a lawyer who has published more than 20 papers on legal matters in China. In his capacity with the Institute of Law, Mr. Hu has organized and hosted international symposia on criminal law matters. From 2010 to 2014, Mr. Hu was the Vice President of the Zhejiang Chamber of Commerce in Beijing. From October 2010 to March 2011, Mr. Hu was the Deputy Director of the Second Prosecution Office of Shanxi Provincial People’s Procuratorate. Mr. Hu received his doctorate degree from the Central University of Nationalities in 2009 in China. After being a postdoctoral researcher in legal studies area in China University of Political Science and Law from 2009 to 2012, he also obtained a postdoctoral certificate in 2012. We have chosen Mr. Hu to serve as a director because of the perspective he brings to legal matters in China and his reputation as a well-respected scholar.

Haiying Xiang.  Ms. Xiang is a Commercial Officer at China Tiesiju Civil Engineering Group Co., Ltd Angolan Branch and responsible for contract management, commercial information management and marketing management. Previously she was a Senior Internal Controller with Siemens Limited China where she worked since 2012. She works in the Controlling Department of Industry Sector and is tasked with Sarbanes-Oxley compliance and support, coordination of compliance with global risk management and internal control programs for eighteen operating companies and analysis and optimization of business processes. She has been a Supervisor of Shanghai Bobo Biological Technology Co., Ltd. since 2011. Previously she was an Internal Controller at Siemens Mechanical Drive (Tianjin) Co., Ltd. from 2008 through 2011, where she focused on compliance, internal controls and risk control. Before that, Ms. Xiang was a member of the Trading Department of Qingdao Far East Gem and Jewelry Co., Ltd. from 2006 through 2007. Ms. Xiang obtained her certified Internal Auditor qualification in 2012. She received her bachelor’s degree in Economics from Nankai University in 2004. She also received her master’s degree in Economics from Nankai University in 2006. We have chosen Ms. Xiang as a director because of her experience with financial matters and experience with public company compliance matters. We appointed Ms. Xiang as our audit committee financial expert.

Election of Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. Our Chief Executive Officer, Anyuan Sun, is the son of one of our directors, Mr. Zuoqiao Sun Zhang. Other than these relationships, there is no family relationship among any of our directors or executive officers.

Board of Directors and Board Committees

Our board of directors consists of seven (7) directors. We expect that all current directors will continue to serve after this offering. A majority of our Board of Directors (namely, Mr. Xuesong Liu, Mr. Hua Zhang, Mr. Xianpang Hu and Ms. Haiying Xiang) are independent, as such term is defined by The Nasdaq Capital Market.

The directors are divided into three classes, as nearly equal in number as the then total number of directors permits. Class I directors shall face re-election at our annual general meeting of shareholders in 2017 and every three years thereafter. Class II directors shall face re-election at our annual general meeting of shareholders in 2018 and every three years thereafter. Class III directors shall face re-election at our annual general meeting of shareholders in 2019 and every three years thereafter.

If the number of directors changes, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible. Any additional directors of a class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class. Decreases in the number of directors will not shorten the term of any incumbent director. These board provisions could make it more difficult for third parties to gain control of our company by making it difficult to replace members of the Board of Directors.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Mr. Anyuan Sun currently holds both the positions of Chief Executive Officer and Chairman of the Board. These two positions have not been consolidated into one position; Mr. Sun simply holds both positions at this time. We do not have a lead independent director because of the foregoing reason and also because we believe our independent directors are encouraged to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small company in the process of listing on a public exchange; as such we deem it appropriate to be able to benefit from the guidance of Mr. Sun as both our principal executive officer and Chair of the Board. Our Board of Directors plays a key role in our risk oversight. The Board of Directors makes all relevant Company decisions. As a smaller company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Board Committees

We have established three standing committees under the board: the audit committee, the compensation committee and the nominating committee. The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The compensation committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The nominating committee of the board of directors is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

Haiying Xiang qualifies as an audit committee financial expert and she is the chair of the audit committee. Xianpang Hu is the chair of the compensation committee. Xuesong Liu is the chair of the nominating committee. Xuesong Liu and Xianpang Hu serve on all three committees, Hua Zhang serves in compensation committee and nomination committee, Haiying Xiang only serves in audit committee, and each is an independent director.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	appointing officers and determining the term of office of the officers;

•	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;

•	exercising the borrowing powers of the company and mortgaging the property of the company;

•	executing checks, promissory notes and other negotiable instruments on behalf of the company; and

•	maintaining or registering a register of mortgages, charges or other encumbrances of the company.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Limitation of Director and Officer Liability

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. British Virgin Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our memorandum and articles of association, we may indemnify our directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

We may indemnify any of our directors or anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. We may only indemnify a director if he or she acted honestly and in good faith with the view to our best interests and, in the case of criminal proceedings, the director had no reasonable cause to believe that his or her conduct was unlawful. The decision of our board of directors as to whether the director acted honestly and in good faith with a view to our best interests and as to whether the director had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. If a director to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers or persons controlling our company under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Code of Business Conduct and Ethics

We current do not have a code of business conduct and ethics applicable to our directors, officers and employees, however, we intend to adopt one in the near future in connection with our application to list on The NASDAQ Capital Market.

B. Compensation

Director Compensation

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive $10,000 per year after the closing of this IPO for serving as directors and may receive option grants from our company. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended.

Director Compensation — Fiscal 2016, 2015, and 2014

During fiscal 2016, 2015 and 2014, no members of our Board of Directors received compensation in their capacity as directors.

Director Compensation — Non-Employee Directors

Historically, we have not paid our non-employee directors. Upon completion of this offering, we plan to pay our independent directors an annual cash retainer of $10,000. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In addition, we may provide incentive grants of stock, options or other securities convertible into or exchangeable for, our securities. For the years ended December 31, 2016, 2015 and 2014, we did not pay any non-employee directors because we did not have any non-employee directors.

Executive Compensation

We currently do not have a compensation committee approving our salary and benefit policies. Our board of directors determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers’ to our success. Each of the named officers will be measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. The board of directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The board of directors has oversight of executive compensation plans, policies and programs.

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the year ended December 31, 2016 and 2015.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Anyuan Sun	2016	30,102	0	0	0	30,102
Chief Executive Officer	2015	32,109	0	0	0	32,109
Steven Fu	2016	100,000	0	0	0	100,000
Chief Financial Officer	2015	100,000	0	0	0	100,000
Xiaoliang Xue	2016	18,061	0	0	0	18,061
Chief Technical Officer	2015	18,061	0	0	0	18,061

Employment Agreements

Our employment agreements with our officers generally provide for employment for a specific term (typically approximately two years at a time) and pay annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreement may be terminated by either party as permitted by law. In the event of a breach or termination of the agreement by our company, we may be obligated to pay the employee twice the ordinary statutory rate. In the event of a breach or termination causing loss to our company by the employee, the employee may be required to indemnify us against loss.

Anyuan Sun

We entered an employment agreement with our Chief Executive Officer, Mr. Sun, effective as of January 1, 2012 and running through December 31, 2014 that provided a salary of RMB16,667 per month. We have entered into a new employment agreement with Mr. Sun effective as of January 1, 2015 and running through December 31, 2016, with the salary of RMB16,667 per month. We entered into a new employment agreement with Mr. Sun, which provided an annual salary of $60,000 for the period from January 1, 2017 to December 31, 2018. We also entered into an engagement letter between Hebron Technology and Mr. Sun on September 9, 2015 which indicated that Mr. Sun would serve as the Chief Executive Officer of Hebron Technology from January 1, 2015 to December 31, 2016 with no separate compensation in addition to the salary in the employment agreement mentioned above.

Steven Fu

We entered an employment agreement with our Chief Financial Officer, Mr. Steven Fu, on January 1, 2014 that was valid through December 31, 2014 at an annual salary of $100,000. On January 1, 2015, we entered an employment agreement with Mr. Fu effective as of January 1, 2015 which runs through December 31, 2015 at an annual salary of $100,000. On December 12, 2015, we entered an employment agreement with Mr. Fu effective as of January 1, 2016 which runs through December 31, 2016 at an annual salary of $100,000. We entered into a new employment agreement with Mr. Fu, which provided an annual salary of $45,000 for the period from January 1, 2017 to December 31, 2018.

Xiaoliang Xue

We entered an employment agreement with our Chief Technical Officer, Mr. Xiaoliang Xue, effective as of January 1, 2012 which runs through December 31, 2014, with a salary of RMB 10,000 per month. On January 1, 2015, we entered an employment agreement with Mr. Xue effective as of January 1, 2015 which runs through December 31, 2016 at the salary of RMB 10,000 per month. We also entered into an engagement letter between Hebron Technology and Mr. Xue on April 27, 2016 which indicated that Mr. Xue would serve as the Chief Technical Officer of Hebron Technology from January 1, 2015 to December 31, 2016 with no separate compensation in addition to the salary in the employment agreement mentioned above. We entered into a new employment agreement with Mr. Xue, which provided an annual salary of $30,000 for the period from January 1, 2017 to December 31, 2018.

Xiao Jin

We entered an employment agreement with our Financial Controller, Mr. Xiao Jin, effective as of January 16, 2014 which runs through January 15, 2017, with a salary of RMB 7,500 per month on January 16, 2014. We entered into a new employment agreement with Mr. Jin, which provided an annual salary of RMB 7,500 per month for the period from January 1, 2017 to December 31, 2018.

Director Compensation — Fiscal 2016, 2015 and 2014

During fiscal 2016, 2015 and 2014, no members of our Board of Directors received compensation in their capacity as directors.

Director Compensation — Non-Employee Directors

Historically, we have not paid our non-employee directors. Upon completion of this offering, we plan to pay our independent directors an annual cash retainer of $10,000. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In addition, we may provide incentive grants of stock, options or other securities convertible into or exchangeable for, our securities. For the years ended December 31, 2016, 2015 and 2014, we did not pay any non-employee directors because we did not have any non-employee directors.

Item 7.         Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information with respect to beneficial ownership of our common shares as of April 3, 2017 by:

•	Each person who is known by us to beneficially own more than 5% of our outstanding common shares;

•	Each of our director, director nominees and named executive officers; and

•	All directors and named executive officers as a group.

The number and percentage of common shares beneficially owned before the offering are based on 14,695,347 common shares outstanding as of April 3, 2017. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. Beneficial owners have same voting rights as holders of record. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of April 3, 2017 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at c/o Zhejiang Xibolun Automation Project Technology Co., Ltd., No. 587-A 15th Road, 3rd Av. Binhai Ind. Park, Economic & Technology Development Zone, Wenzhou, Zhejiang, China 325000. As of April 3, 2017, we have 161 shareholders of record.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)	Percentage Ownership
Directors and Named Executive Officers:
Anyuan Sun, Chief Executive Officer and Chairman(2)	9,938,400	67.63%
Xiaoliang Xue, Chief Technical Officer	0	*
Steven Fu, Chief Financial Officer and Director	0	*
Xiao Jin, Financial Controller	0	*
Zuoqiao Sun Zhang, Director(3)	0	*
Xuesong Liu, Director	0	*
Hua Zhang, Director	0	*
Haiying Xiang, Director	0	*
Xianpang Hu, Director	0	*
All directors and executive officers as a group (9 persons)	9,938,400	67.63%

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)	Percentage Ownership
5% Beneficial Owners:
Wise Metro Development Co., Ltd.(4)	1,800,000	12.25%
Yung Kong Chin(5)	1,200,000	8.17%
Vast Express Development Co. Ltd.(6)	1,080,000	7.35%
Able State International Industrial Co., Ltd.(7)	1,080,000	7.35%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares. All shares represent only common shares held by shareholders as no options are issued or outstanding.

(2)	Includes (i) the sole power to direct the voting and disposition of (a) the 1,800,000 common shares held by Wise Metro Development Co., Ltd., (b) the 5,978,400 common shares held by Mr. Zuoqiao Sun Zhang, and (c) the 1,080,000 common shares held by Able State International Industrial Co., Ltd., (ii) the sole power to direct the voting of the 1,080,000 common shares held by Vast Express Development Co. Ltd., and (iii) the shared power to direct the disposition of 1,080,000 common shares held by Vast Express Development Co. Ltd.

(3)	Mr. Zuoqiao Sun Zhang, the father of Mr. Anyuan Sun, is nominally holding 5,978,400 common shares of the company for Mr. Anyuan Sun. Mr. Zuoqiao Sun Zhang does not, directly or indirectly, exercise or share voting or investment power of any shares held by him and disclaims beneficial ownership of such shares.

(4)	This entity is solely owned by Mr. Anyuan Sun, who has the sole power to direct the voting and disposition of such shares.

(5)	Mr. Yung Kong Chin owns 90% of Paces Battle Group, Inc., a capital broker/dealer, through Westwind LLC owned by him. He is not a FINRA registered person, and has no role in the operations of Paces Battle Group.

(6)	This entity is held by Mr. Lingmin Sun, brother of Mr. Anyuan Sun. Mr. Anyuan Sun has the sole power to direct the voting of these 1,080,000 shares, while Mr. Lingmin Sun and Mr. Anyuan Sun have the shared power to direct the disposition of such shares. The proceeds of the transfer of such shares will be retained by Mr. Lingmin Sun.

(7)	This entity is held by Mr. Chengchun Wang, father-in-law of Mr. Anyuan Sun. Mr. Anyuan Sun has the sole power to direct the voting and disposition of these 1,080,000 shares. The proceeds of the transfer of such shares will be retained by Mr. Chengchun

Related party transactions

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions since January 1, 2010, to which we have been a participant, in which the amount involved in the transaction is material to our company and in which any of the following is a party: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

There are no related party transactions for the year ended December 31, 2016 except the transactions mentioned below.

For the year ended December 31, 2016 and 2015, the Chairman of the Board and CEO of the Company, advanced $68,397 and $920,660, respectively, to the Company for working capital purpose. The advances were due on demand and non-interest bearing. The Company had outstanding balance of $68,397 and $0 due to related parties as of December 31, 2016 and 2015, respectively.

For the year ended December 31, 2014, the Company purchased $298,893 valve parts from its related party, Zhejiang Xibolun, an entity controlled by the same Controlling Shareholder of the Company, Mr. Anyuan Sun, and sold $81,358 valves to Zhejiang Xibolun. As of December 31, 2015 and 2014, the Company had $Nil due from related party — Zhejiang Xibolun.

Mr. Anyuan Sun, the controlling shareholder of the Company, and his wife Ms. Xiaojie Wang jointly provided a guarantee of RMB7,000,000 (approximately $1,076,923) to the loan agreements, trade financing agreements, letters of guarantee, funding agreements and other credit agreements entered into by and between Xibolun Equipment and Bank of China Longwan Branch on April 1, 2014 and April 1, 2016. Mr. Zhiling Sun, Mr. Anyuan Sun’s cousin, and his wife Mr. Zhenguo Wang jointly provided guarantees of RMB7,000,000 (approximately $1,076,923) to the loan agreements, trade financing agreements, letters of guarantee, funding agreements and other credit agreements entered into by and between Xibolun Equipment and Bank of China Longwan Branch on April 1, 2014 and April 1, 2016.

Mr. Anyuan Sun, the controlling shareholder of the Company, provided a real property as collateral for RMB2,190,000 (approximately $336,923.07) to the loans agreements, trade financing agreements, letters of guarantee, funding agreements and other credit agreements entered by and between Xibolun Equipment and Bank of China Longwan Branch during October 16, 2014 and January 23, 2016. Mr. Lingmin Sun, brother of Mr. Anyuan Sun, provided a real property as collateral for RMB2,240,000 (approximately $344,615.38) to the loans agreements, trade financing agreements, letters of guarantee, funding agreements and other credit agreements entered by and between Xibolun Equipment and Bank of China Longwan Branch during October 16, 2014 and January 23, 2016.

Mr. Anyuan Sun, the controlling shareholder of the Company, provided a guarantee of RMB 800,000 (approximately $115,195) to the loan agreements entered by and between Xibolun Equipment and Wenzhou Bank on November 17, 2016 ending November 17, 2018. Mr. Anyuan Sun, the controlling shareholder of the Company, and his wife Ms. Xiaojie Wang, jointly provided a guarantee of RMB 4,000,000 (approximately $575,973) to the loan agreements entered by and between Xibolun Auto and Bank of China Longwan Branch on April 8, 2016 ending April 14, 2021. Ms. Zhiling Sun, Mr. Anyuan Sun’s cousin, and her husband Mr. Zhenguo Wang jointly provided a guarantee of RMB 4,000,000 (approximately $575,973) to the loan agreements entered by and between Xibolun Auto and Bank of China Longwan Branch on April 8, 2016 ending April 14, 2021. Mr. Anyuan Sun, the controlling shareholder of the Company, provided real property as collateral valued at RMB1,980,000 (approximately $285,107) for the loan agreements entered by and between Xibolun Auto and Bank of China Longwan Branch on June 2, 2016 ending June 2, 2019. Mr. Lingmin Sun, brother of Mr. Anyuan Sun, provided real property as collateral valued at RMB2,030,000 (approximately $292,306) for the loan agreements entered by and between Xibolun Auto and Bank of China Longwan Branch on April 8, 2016 ending April 8, 2019.

Future Related Party Transactions

Our Corporate Governance Committee of our board of directors (which consists solely of independent directors) have approved all related party transactions. All material related party transactions are made or entered into on terms that are no less favorable to use than can be obtained from unaffiliated third parties.

C. Interests of experts and counsel

Not applicable for annual reports on Form 20-F.

ITEM 8.	Financial Information

A. Consolidated Statements and Other Financial Information

Please refer to Item 18.

Legal and Administrative Proceedings

We are currently not a party to any material legal or administrative proceedings and are not aware of any pending or threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Dividend Policy

 We have never declared or paid any cash dividends on our common shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the Board of Directors may deem relevant.

Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital.

If we determine to pay dividends on any of our common shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries. Current PRC regulations permit our PRC subsidiaries to pay dividends to HK Xibolun only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Our subsidiaries in China are required to set aside statutory reserves and have done so.

In addition, pursuant to the EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by our PRC subsidiaries are subject to withholding tax at a rate of 10% unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations in China may be used to pay dividends to our company.

B. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

A. Offer and listing details

Our Common shares have been listed on the Nasdaq Capital Market since December 27, 2016 under the symbol “HEBT.” The table below shows, for the periods indicated, the high and low market prices for our shares.

	Market Price Per Share
	High	Low
Yearly:
2016 (from December 27, 2016)	$5.85	4.95

2017 (through April 7, 2017)	5.93	3.18

Quarterly:
Fourth quarter 2016 (from December 27, 2016)	5.85	4.95
First quarter 2017	$5.93	3.30
Second quarter 2017 (through April 7, 2017)
Monthly:
December 2016	$5.85	4.95
January 2017	$5.93	3.96
February 2017	$4.20	3.70
March 2017	$4.07	3.30
April 2017 (through April 7, 2017)	$3.35	3.18

B. Plan of distribution

Not applicable for annual reports on Form 20-F.

C. Markets

Our Common shares are listed on the Nasdaq Capital Market under the symbol “HEBT.”

D. Selling shareholders

Not applicable for annual reports on Form 20-F.

E. Dilution

Not applicable for annual reports on Form 20-F.

F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10.	Additional Information

A. Share capital

Not applicable for annual reports on Form 20-F.

B. Memorandum and articles of association

The information required by this item is incorporated by reference to the material headed “Description of Share Capital” in our Registration Statement on Form F-1, File no. 333-208583, filed with the SEC on July 13, 2016, as amended.

C. Material contracts

We have not entered into any material contracts other than in the ordinary course of business and otherwise described elsewhere in this annual report.

D. Exchange controls

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, may be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans or foreign currency is to be remitted into China under the capital account, such as a capital increase or foreign currency loans to our PRC subsidiaries.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. In addition, SAFE promulgated Circular 45 on November 9, 2011 in order to clarify the application of SAFE Circular 142. Under SAFE Circular 142 and Circular 45, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

We typically do not need to use our offshore foreign currency to fund our PRC operations. In the event we need to do so, we will apply to obtain the relevant approvals of SAFE and other PRC government authorities as necessary.

SAFE Circular 75

Under the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, issued by SAFE on October 21, 2005 and its implementation rules, a PRC resident (whether a natural or legal person) is required to complete an initial registration with its local SAFE branch before incorporating or acquiring control of an offshore special purpose vehicle, or SPV, with assets or equity interests in a PRC company, for the purpose of offshore equity financing. The PRC resident is also required to amend the registration or make a filing upon (1) the injection of any assets or equity interests in an onshore company or undertaking of offshore financing, or (2) the occurrence of a material change that may affect the capital structure of a SPV. SAFE also subsequently issued various guidance and rules regarding the implementation of SAFE Circular 75, which imposed obligations on PRC subsidiaries of offshore companies to coordinate with and supervise any PRC-resident beneficial owners of offshore entities in relation to the SAFE registration process.

Regulation of Dividend Distribution

The principal laws, rules and regulations governing dividend distribution by foreign-invested enterprises in the PRC are the Company Law of the PRC, as amended, the Wholly Foreign-owned Enterprise Law and its implementation regulations and the Equity Joint Venture Law and its implementation regulations. Under these laws, rules and regulations, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. Both PRC domestic companies and wholly-foreign owned PRC enterprises are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of such reserves reaches 50% of their registered capital. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

E. Taxation

The following sets forth the material British Virgin Islands, Chinese and U.S. federal income tax consequences related to an investment in our common shares. It is directed to U.S. Holders (as defined below) of our common shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our common shares, such as the tax consequences under state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold common shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. Unless otherwise noted in the following discussion, this section is the opinion of Kaufman & Canoles, P.C., our U.S. counsel, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law, and of Yunnan Tianwaitian Law Firm, our PRC counsel, insofar as it relates to legal conclusions with respect to matters of Chinese tax law.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Generally

HEBT is a tax-exempt company incorporated in the British Virgin Islands. HK Xibolun is subject to Hong Kong profits tax rate. Xibolun Automation and Xibolun Equipment are governed by PRC laws.

Our company pays PRC enterprise income taxes, value added taxes and business taxes in China for revenues from Xibolun Automation and Xibolun Equipment and is governed by British Virgin Islands tax laws as to HEBT. (The business tax has been incorporated into VAT since May 1, 2016.)

People’s Republic of China Enterprise Taxation

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. The Enterprise Income Tax Law (the “EIT Law”), effective as of January 1, 2008, enterprises pay a unified income tax rate of 25% and unified tax deduction standards are applied equally to both domestic-invested enterprises and foreign-invested enterprises. Under the EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will normally be subject to the enterprise income tax at the rate of 25% on its global income. If the PRC tax authorities subsequently determine that we, HK Xibolun or any future non-PRC subsidiary should be classified as a PRC resident enterprise, then such entity’s global income will be subject to PRC income tax at a tax rate of 25%. In addition, under the EIT Law, payments from Xibolun Automation or Xibolun Equipment to us may be subject to a withholding tax. The EIT Law currently provides for a withholding tax rate of 20%. If HEBT or HK Xibolun is deemed to be a non-resident enterprise, then it will be subject to a withholding tax at the rate of 10% on any dividends paid by its Chinese subsidiaries to such entity. In practice, the tax authorities typically impose the withholding tax rate of 10% rate, as prescribed in the implementation regulations; however, there can be no guarantee that this practice will continue as more guidance is provided by relevant government authorities. We are actively monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

According to the Sino-U.S. Tax Treaty which was effective on January 1, 1987 and aimed to avoid double taxation disadvantage, income that is incurred in one nation should be taxed by that nation and exempted from the other nation, but for the dividend that is generated in China and distributed to foreigner in other nations, a rate 10% tax will be charged.

Our company will have to withhold that tax when we are distributing dividends to our foreign investors. If we do not fulfill this duty, we will receive a fine up to five times of the amount we are supposed to pay as tax or other administrative penalties from government. The worst case could be criminal charge of tax evasion to responsible persons. The criminal penalty for this offense depends on the tax amount the offender evaded, and the maximum penalty will be 3-7 years imprisonment plus fine.

PRC Value Added Tax

Pursuant to the Provisional Regulation of China on Value Added Tax and its implementing rules, issued in December 1993, all entities and individuals that are engaged in the businesses of sales of goods, provision of repair and placement services and importation of goods into China are generally subject to a VAT at a rate of 17% (with the exception of certain goods which are subject to a rate of 13%) of the gross sales proceeds received, less any VAT already paid or borne by the taxpayer on the goods or services purchased by it and utilized in the production of goods or provisions of services that have generated the gross sales proceeds.

PRC Business Tax

Companies in China are generally subject to business tax and related surcharges by various local tax authorities at rates ranging from 3% to 20% on revenue generated from providing services and revenue generated from the transfer of intangibles. However, since May 1, 2016, the Business Tax has been incorporated into Value Added Tax in China, which means there will be no more Business Tax and accordingly some business operations previously taxed in the name of Business Tax will be taxed in the manner of VAT thereafter. In general, this newly implemented policy is intended to relieve many companies from heavy taxes under currently slowing down economy. In the case of Hebron’s Chinese subsidiaries, even though the VAT rate is 17%, with the deductibles the company may get in the business process, it will bear less burden than previous Business Tax.

British Virgin Islands Taxation

Under the BVI Business Companies Act as currently in effect, a holder of common shares who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the common shares and all holders of common shares are not liable to the British Virgin Islands for income tax on gains realized during that year on sale or disposal of such shares. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Business Companies Act.

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated or re-registered under the BVI Business Companies Act. In addition, shares of companies incorporated or re-registered under the BVI Business Companies Act are not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands or between China and the British Virgin Islands.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to mark-to-market;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding our common shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting shares;

•	persons who acquired our common shares pursuant to the exercise of any employee share option or otherwise as consideration; or

•	persons holding our common shares through partnerships or other pass-through entities.

Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. Federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our common shares.

Tax Treaties

As above mentioned, according to the Sino-U.S. Tax Treaty which was effective on January 1, 1987 and aimed to avoid double taxation disadvantage, income that is incurred in one nation should be taxed by that nation and exempted from the other nation, but for the dividend that is generated in China and distributed to foreigners in other nations, a rate 10% tax will be charged.

Taxation of Dividends and Other Distributions on our Common Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the common shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the common shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, common shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on The NASDAQ Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our common shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your common shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Common Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the common shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the common shares for more than one year, you will be eligible for reduced tax rates of 0% (for individuals in the 10% or 15% tax brackets), 20% (for individuals in the 39.6% tax brackets) or 15% for all other individuals. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2017. Our actual PFIC status for the current taxable year ending December 31, 2017 will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. Because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, defined as income from interest, dividends, rents, royalties, gains on property producing foreign personal holding company income and certain other income that does not involve the active conduct of a trade or business; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our common shares, our PFIC status will depend in large part on the market price of our common shares. Accordingly, fluctuations in the market price of the common shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold common shares, we will continue to be treated as a PFIC for all succeeding years during which you hold common shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the common shares.

If we are a PFIC for any taxable year during which you hold common shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the common shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the common shares cannot be treated as capital, even if you hold the common shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the common shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of your taxable year over your adjusted basis in such common shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. Your basis in the common shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “Taxation of Dividends and Other Distributions on our Common shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including The NASDAQ Capital Market. If the common shares are regularly traded on The NASDAQ Capital Market and if you are a holder of common shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold common shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the common shares and any gain realized on the disposition of the common shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our common shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our common shares and proceeds from the sale, exchange or redemption of our common shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

Under the Hiring Incentives to Restore Employment Act of 2010, certain United States Holders are required to report information relating to common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold common shares. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

G. Statement by experts

Not applicable for annual reports on Form 20-F.

H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

I. Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of financial risks, including market risk (including currency risk, price risk and cash flow and fair value interest rate risk), credit risk and liquidity risk. Our overall risk management program focuses on preservation of capital and the unpredictability of financial markets and has sought to minimize potential adverse effects on our financial performance and position.

Foreign Exchange Risk

While our reporting currency is the U.S. Dollar, all of our consolidated sales and consolidated costs and expenses are denominated in the RMB. All of our assets are denominated in the RMB. As a result, we are exposed to foreign exchange risk as our sales and results of operations may be affected by fluctuations in the exchange rate between the U.S. Dollar and the RMB. If the RMB depreciates against the U.S. Dollar, the value of our RMB sales, earnings and assets as expressed in our U.S. Dollar financial statements will decline.

Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and stockholders’ equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of stockholders’ equity. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, the RMB has not been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar or the Euro in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in RMB exchange rate and lessen intervention in the foreign exchange market. Although the RMB strengthened against the U.S. dollar over the last five years, the RMB’s significant weakening against the U.S. dollar since July 2015 has largely undone such prior increases.

Interest Rate Risk

Our interest rate risk arises from short and long-term borrowings. As of December 31, 2016 and 2015, we had no borrowings with variable rates and we were not exposed to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk.

As of December 31, 2016 and 2015, we had no long-term interest-bearing assets or long-term interest bearing liabilities.

Credit Risk

Our cash is invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, contracts receivable, accounts receivable and retainage receivables. As of December 31, 2016 and 2015, $11,871,674 and $1,112,056, respectively, of the Company’s cash was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. While management believes that these financial institutions are of high credit quality, it also continually monitors their creditworthiness.

Contracts receivable, accounts receivable and retainage receivables are typically unsecured and derived from revenue earned from customers, thereby they are exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material effect on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross profit and selling, general and administrative expenses as a percentage of net sales if the selling prices of our products do not increase with these increased costs.

Item 12.	Description of Securities Other than Equity Securities

With the exception of Items 12.D.3 and 12.D.4, this Item 12 is not applicable for annual reports on Form 20-F. As to Items 12.D.3 and 12.D.4, this Item 12 is not applicable, as the Company does not have any American Depositary Shares.

PART II

Item 13.                 Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14.                 Material Modifications to the Rights of Securities Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

The information required here is incorporated by reference to the material headed "Description of Share Capital-Common shares" in our Registration Statement on Form F-1, File No. 333-208583, filed with the SEC on July 13, 2016, as amended.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-208583) in relation to our initial public offering of 2,695,347 of our common shares, at an initial offering price of $4.00 per share, and the issuance to the placement agent in the initial public offering of warrants to purchase 134,768 common shares. Our initial public offering closed in December 2016. Spartan Securities Group, Ltd. was the placement agent for our initial public offering.

We received and used net proceeds of approximately $10.1 million from our initial public offering. As of April 1, 2017, the Company had utilized around $2.4 million from the IPO proceeds in purchase of inventory for production and had paid approximately $0.6 million in operating expense related to the U.S. listing from the IPO proceeds. As of April 1, 2017, the balance of IPO proceeds was approximately $7.0 million.

Item 15.                 Controls and Procedures

(a)	Disclosure Controls and Procedures.

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under  the Securities Exchange Act of 1934) that are designed to ensure that information required to be disclosed in our reports that we file or submit under the Security Exchange Act of 1934 is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow for timely decisions regarding disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As of December 31, 2016, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2016, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016. In making its assessment, management used the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control:,(i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of December 31, 2016, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

•	The Company did not maintain adequate segregation of duties related to certain job responsibilities for initiating, authorizing, and recording of certain transactions.

•	The Company does not maintain written policies and procedures, and did not prepare Board minutes or resolutions for significant transactions on a timely basis.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the twelve months ended December 31, 2016, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 15T.               Controls and Procedures

Not applicable.

Item 16.                 [Reserved]

Item 16A.              Audit Committee Financial Expert

The Company’s board of directors has determined that Ms. Haiying Xiang qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market standards. The Company’s board of directors has also determined that Ms. Xiang and the other members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq Capital Market standards.

Item 16B.              Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Ethics is attached as an exhibit to this annual report. We have also posted a copy of our code of business conduct and ethics on our website at www.hebrontechnology.com.

Item 16C.              Principal Accountant Fees and Services

Friedman LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal 2016 and 2015. Audit services provided by Friedman LLP for fiscal 2016 and 2015 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

During fiscal 2016 and 2015, Friedman LLP’s fees for the annual audit of our financial statements and the quarterly reviews of the financial statements were $145,000 and $158,000, respectively.

Audit-Related Fees

The Company has not paid Friedman LLP for audit-related services in fiscal 2016 and 2015.

Tax Fees

The Company has not paid Friedman LLP for tax services in fiscal 2016 and 2015.

All Other Fees

The Company has not paid Friedman LLP for any other services in fiscal 2016 and 2015.

Audit Committee Pre-Approval Policies

Before Friedman LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Friedman LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2016 that were attributed to work performed by persons other than Friedman LLP’s full-time permanent employees was less than 50%.

Item 16D.              Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.               Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2016.

Item 16F.               Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.              Corporate Governance

We are incorporated in the British Virgin Islands and our corporate governance practices are governed by applicable British Virgin Islands law. In addition, because our common shares are listed on The Nasdaq Capital Market, we are subject to Nasdaq’s corporate governance requirements.

Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the NASDAQ Capital Market. NASDAQ Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the NASDAQ Capital Market prior to issuance (or potential issuance) of securities equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value. Notwithstanding this general requirement, NASDAQ Listing Rule 5615(a)(3)(A) permits foreign private issuers like the Company to follow their home country practice rather than this shareholder approval requirement. The Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above.

Item 16H.              Mine Safety Disclosure

Not applicable.

PART III

Item 17.                 Financial Statements

See Item 18.

Item 18.                 Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19.                 Exhibits

Exhibit No.	Description of Exhibit

1.1(1)	Articles of Association of Hebron Technology Co., Ltd.

1.2(2)	First Amended and Restated Articles of Association of Hebron Technology Co., Ltd.

1.3(1)	Memorandum of Association of Hebron Technology Co., Ltd.

1.4(1)	First Amended and Restated Memorandum of Association of Hebron Technology Co., Ltd.

1.5(2)	Second Amended and Restated Memorandum of Association of Hebron Technology Co., Ltd.

2.1(3)	Registrant's Form of Common share Certificate

8.1(3)	List of Subsidiaries of the Registrant

11.1 (4)	Code of Business Conduct and Ethics

12.1(4)	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2(4)	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1(4)	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2(4)	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1(4)	Press release dated April 11, 2017 titled “Hebron Technology Co., Ltd. Announces Full Year 2016 Financial Results”

101.INS(4)	XBRL Instance Document.

101.SCH(4)	XBRL Taxonomy Extension Schema Document.

101.CAL(4)	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF(4)	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB(4)	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE(4)	XBRL Taxonomy Extension Presentation Linkbase Document.

(1)	Incorporated by reference to Form F-1 filed on April 29, 2016 (Accession No.: 0001144204-16-097715)

(2)	Incorporated by reference to Form F-1 filed on June 10, 2016 (Accession No.: 0001144204-16-107930)

(3)	Incorporated by reference to Form F-1 filed on December 16, 2015 (Accession No.: 0001144204-15-071344)

(4)	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Hebron Technology Co., Ltd.

By:	/s/ Anyuan Sun
Name: Anyuan Sun
Title: Chief Executive Officer

Date: April 11, 2017

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Hebron Technology Co., Limited

We have audited the accompanying consolidated balance sheets of Hebron Technology Co., Limited and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2016. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ Friedman LLP

New York, New York

April 10, 2017

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2016	2015
ASSETS

CURRENT ASSETS:
Cash	$11,875,893	$1,117,643
Contracts receivable, net	12,928,033	7,798,424
Accounts receivable, net	187,852	892,854
Notes receivable	277,745	210,025
Retainage receivables, net	2,425,500	1,925,721
Inventories	2,249,623	2,844,552
Prepayments and advances to suppliers, net	4,537,823	1,944,905
Other receivables, net	96,602	101,773

TOTAL CURRENT ASSETS	34,579,071	16,835,897

Property and equipment at cost, net of accumulated depreciation	11,186,013	11,668,607
Land use right, net of accumulated amortization	1,071,310	1,203,383
Deposits for rent	-	107,831
Deferred tax assets	242,963	318,226

TOTAL ASSETS	$47,079,357	$30,133,944

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term loans	$287,986	$814,116
Accounts payable	1,185,215	1,549,320
Accrued expenses and other current liabilities	1,009,878	688,972
Advances from customers	3,060,962	2,675,602
Deferred revenue	1,042,511	1,112,035
Taxes payable	8,744,563	6,812,280
Due to related parties	68,397	-

TOTAL CURRENT LIABILITIES	15,399,512	13,652,325

Long-term loans	532,775	-

TOTAL LIABILITIES	15,932,287	13,652,325

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common stock, $0.001 par value, 50,000,000 shares authorized, 14,695,347 and 12,000,000 shares issued and outstanding as of December 31, 2016 and 2015, respectively	14,695	12,000
Additional paid-in capital	10,237,965	108,970
Retained earnings	22,741,104	16,806,219
Accumulated other comprehensive loss	(1,846,694)	(445,570)

TOTAL SHAREHOLDERS' EQUITY	31,147,070	16,481,619

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$47,079,357	$30,133,944

The accompanying notes are an integral part of these consolidated financial statements.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For The Years Ended December 31,
	2016	2015
REVENUE
Installation service	$24,299,062	$20,069,997
Fluid equipment sales	2,798,774	2,925,126
	27,097,836	22,995,123
COST OF REVENUE
Cost of product and services	16,192,810	13,875,768
Business and sales related taxes	443,448	380,043

GROSS PROFIT	10,461,578	8,739,312

OPERATING EXPENSES
General and administrative expenses	705,038	1,129,679
Selling expenses	1,742,147	1,434,230
Research and development expenses	33,847	121,760
Total operating expenses	2,481,032	2,685,669

INCOME FROM OPERATIONS	7,980,546	6,053,643

OTHER INCOME (EXPENSE)
Other income, net	6,431	15,321
Interest expense	(49,625)	(55,619)
Total other expense, net	(43,194)	(40,298)

INCOME BEFORE INCOME TAXES	7,937,352	6,013,345

PROVISION FOR INCOME TAXES	2,002,467	1,617,751

NET INCOME	$5,934,885	$4,395,594

OTHER COMPREHENSIVE LOSS
Foreign currency translation loss	(1,401,124)	(927,892)

COMPREHENSIVE INCOME	$4,533,761	$3,467,702

Basic and diluted earnings per common share
Basic	$0.49	$0.37
Diluted	$0.49	$0.37

Weighted average number of shares outstanding
Basic	12,029,538	12,000,000
Diluted	12,046,045	12,000,000

The accompanying notes are an integral part of these consolidated financial statements.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

			Additional		Accumulated Other
	Common Stock		paid in	Retained	Comprehensive
	Shares	Amount	capital	Earnings	Income (Loss)	Total
Balance at January 1, 2015	12,000,000	$12,000	$108,970	$12,410,625	$482,322	$13,013,917

Net income	-	-	-	4,395,594	-	4,395,594
Foreign currency translation loss	-	-	-	-	(927,892)	(927,892)

Balance at December 31, 2015	12,000,000	$12,000	$108,970	$16,806,219	$(445,570)	$16,481,619

Issuance shares - IPO	2,695,347	2,695	10,128,995	-	-	10,131,690
Net income	-	-	-	5,934,885	-	5,934,885
Foreign currency translation loss	-	-	-	-	(1,401,124)	(1,401,124)

Balance at December 31, 2016	14,695,347	$14,695	$10,237,965	$22,741,104	$(1,846,694)	$31,147,070

The accompanying notes are an integral part of these consolidated financial statements.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,934,885	$4,395,594
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	517,402	444,396
Loss on disposition of property and equipment	228,245	-
Deferred tax expense (benefit)	56,968	(89,079)
Provision for (recovery of) doubtful accounts	(227,873)	367,314
Changes in operating assets and liabilities:
Contracts receivable	(5,893,527)	(3,166,105)
Accounts receivable	922,611	(973,278)
Notes receivable	(85,107)	(218,890)
Retainage receivables	(548,357)	(379,078)
Prepayment and advances to suppliers	(2,861,600)	19,284
Inventories	427,878	(1,106,157)
Other receivables	(1,535)	111,811
Accounts payable	(290,717)	895,595
Advances from customers	528,193	525,257
Deferred revenue	3,161	586,790
Taxes payable	2,484,264	2,191,174
Accrued expenses and other current liabilities	382,410	327,325
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,577,301	3,931,953

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of property and equipment	(7,667)	(239,917)
Payments for construction in progress	(973,254)	(2,896,545)
NET CASH USED IN INVESTING ACTIVITIES	(980,921)	(3,136,462)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of short-term bank loans	(795,443)	(839,648)
Proceeds from short-term bank loans	301,019	848,478
Proceeds from long-term loans	556,885	-
Proceeds from related parties	72,009	-
Gross proceeds from issuance of shares in IPO	10,782,214	-
Direct costs disbursed from IPO proceeds	(650,524)	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	10,266,160	8,830

EFFECT OF EXCHANGE RATE CHANGE ON CASH	(104,290)	(63,145)

NET INCREASE IN CASH	10,758,250	741,176

CASH-beginning of year	1,117,643	376,467

CASH-end of year	$11,875,893	$1,117,643

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income tax	$-	$1,603
Cash paid for interest	$50,705	$55,619

Non-cash financing activities
Warrants issued to placement agent in connection with the Company’s IPO	$488,730	$-

The accompanying notes are an integral part of these consolidated financial statements.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Organization

Hebron Technology Co., Ltd, (“Hebron Technology”) is a limited company established under the laws of the British Virgin Islands on May 29, 2012 as a holding company. Mr. Anyuan Sun (“Mr. Sun”), the Chairman of the Board and CEO of the Company, is the ultimate controlling shareholder (“the Controlling Shareholder”) of the Company.

Hong Kong Xibolun Technology Limited (“HK Xibolun”) is a limited company formed in accordance with laws and regulations of Hong Kong on June 14, 2011, as a trading company. HK Xibolun is controlled by the same Controlling Shareholder.

Zhejiang Xibolun Automation Project Technology Co., Ltd. (“Xibolun Automation”) was incorporated on September 24, 2012 in the People’s Republic of China (“China” or “PRC”) and initially owned by Hebron Technology, Xibolun Equipment, and Zhejiang Xibolun Technology Co., Ltd. (“Zhejiang Xibolun”), a Chinese company also controlled by Mr. Sun.

Wenzhou Xibolun Fluid Equipment Co., Limited (“Xibolun Equipment”) was incorporated in China on January 25, 2005. Prior to the reorganization described below, Xibolun Equipment was owned by the Controlling shareholder and another foreign shareholder, Mr. Gongqi Xiang, with each owning 70% and 30% equity interest, respectively. Mr. Gongqi Xiang is holding shares on behalf of Mr. Sun. Therefore, Xibolun Equipment is considered ultimately controlled by Mr. Sun.

Reorganization

On October 30, 2012, HK Xibolun entered into separate equity transfer agreements with Hebron Technology, Xibolun Equipment, and Zhejiang Xibolun, pursuant to which shareholders of Xibolun Automation agreed to transfer all of their equity interests in Xibolun Automation to HK Xibolun . The transfer became effective on December 5, 2012.

Xibolun Equipment was incorporated on January 25, 2005. By July 20, 2011, Xibolun Equipment was owned by the Controlling shareholder and another foreign shareholder, Mr. Gongqi Xiang, by holding shares of 70% and 30%, respectively. On July 21, 2011, HK Xibolun entered into an equity transfer agreement with Mr. Gongqi Xiang, who owned 30% of Xibolun Equipment’s shares, in which Mr. Gongqi Xiang agreed to transfer his 30% ownership interest of Xibolun Equipment to Xibolun Automation for RMB 300,000.

On July 29, 2013, Mr. Sun transferred his 70% ownership interest in Xibolun Equipment to Xibolun Automation as well for RMB 700,000, which is now a wholly owned subsidiary of HK Xibolun. Subsequent to the transfers, Xibolun Equipment became a wholly owned subsidiary of HK Xibolun.

On October 22, 2012, in anticipation of an initial public offering (“IPO”) of its equity securities, the shareholder of HK Xibolun transferred his share in HK Xibolun to the Company without any consideration and as a result, HK Xibolun became a subsidiary of the Company.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

The above mentioned transactions were accounted for as a recapitalization. Hebron Technology and its wholly-owned subsidiary HK Xibolun, which own a 100% interest of Xibolun Automation and Xibolun Equipment, were effectively controlled by the same Controlling Shareholder before and after the reorganization and therefore the Reorganization is considered under common control. The consolidation of Hebron Technology and its subsidiaries has been accounted for at historical cost as of the beginning of the first period presented in the accompanying consolidated financial statements.

Hebron Technology, HK Xibolun, Xibolun Automation and Xibolun Equipment are collectively referred to as the “Company”. The Company, through its main operational subsidiaries, is engaged in the manufacture of fluid equipment including valves, pumps, pipe fittings and others, with particular emphasis on the intelligentized valves and installation service for pharmaceutical engineering construction.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied.

The consolidated financial statements include the financial statements of Hebron Technology, HK Xibolun, Xibolun Automation and Xibolun Equipment. All inter-company balances and transactions are eliminated upon consolidation.

Uses of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during each reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include: the allowances for doubtful accounts, the valuation of inventory, realizability of deferred tax assets, costs to complete contracts, estimated useful lives and fair value in connection with the impairment of property and equipment and accruals for income tax uncertainties.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

The Company recognizes revenue from sales of valves and other fluid equipment and installation contracts to provide installation services for pharmaceutical and beverage companies.

Sales of product:  sales are recognized at the date of shipment from the Company’s facilities to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, ownership has passed, no other significant obligations of the Company exist and collectability is reasonably assured. Management considers delivery to occur upon shipment provided title and risk have passed to the customer, which is generally when the product is shipped to the customer from the Company’s facility. The Company’s sales revenue consists of the invoiced value of goods, net of value-added tax (“VAT”).

Installation contracts:  Sales from fixed-price construction contracts are recognized on the completed contract method. This method is used because the typical contract is completed in four months or less, and financial position and results of operations do not vary significantly from those which would result from use of the percentage-of-completion method. A contract is considered complete when all costs except insignificant items have been incurred, and the installation is operating according to specifications or has been accepted by the customer. Contract costs include all direct material, subcontract cost, and labor costs, and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

The Company sometimes enters into installation service contracts in connection with product sales. Even if the installation contract and product sales contracts are entered into separately, the Company evaluates them as a single arrangement and determines whether the arrangement contains more than one unit of accounting in accordance with the standard, “Multiple-Deliverable Revenue Arrangement”. An arrangement is separated, if (1) the delivered element(s) has (have) value to the customer on a stand-alone basis, (2) there is reliable evidence of the fair value of the undelivered element(s) and (3) if the arrangement includes a general right of return relative to the delivered element(s), delivery or performance of the undelivered element(s) is (are) considered probable and substantially in the control of the Company. If all three criteria are fulfilled, the appropriate revenue recognition convention is then applied to each separate unit of accounting. Generally, the total arrangement consideration is allocated to the separate units of accounting based on their relative fair values. Reliable fair values are sales prices for the component when it is regularly sold on a stand-alone basis, third-party prices for similar components or, under certain circumstances, cost plus, an adequate business specific profit margin related to the relevant element. If the three criteria are not met, revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered. The amount allocable to the delivered elements is limited to the amount that is not contingent upon delivery of additional elements or meeting other specified performance conditions.

For multiple element contracts where there is no vendor specific objective evidence (VSOE) or third-party evidence that would allow the allocation of an arrangement fee amongst various pieces of a multi-element contract, fees received in advance of services provided are recorded as deferred revenues until additional operational experience or other VSOE becomes available, or until the contract is completed.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

The Company recognizes product sales and installation revenue separately. The manufacture of fluid equipment control system comprises two stages: (a) manufacture; and (b) installation. The Company always enters into separate product and installation contracts with the customer as the customer has the choice to use its own staff or external contractors to install the products based on product installation manuals provided by the Company when the products are delivered. The Company usually sells the product on a standalone basis and also is engaged by customers to install the systems they purchase from other suppliers. It is the Company’s policy to sell its products at the set prices regardless of whether customer separately enters into an installation contract with the Company. The Company always prices its installation services at market competitive rate regardless of whether the installation service relates to its own products or standalone installation services.

The Company generally provides a one year warranty period for products sold and installation services performed. No warranty cost provisions were provided as at December 31, 2016 and 2015 because the actual warranty cost incurred was insignificant based on historical experience.

Cash

The Company maintains cash with financial institutions in China, which are typically not insured or otherwise protected. Should any of these institutions holding the Company’s cash become insolvent, or if the Company is unable to withdraw funds for any reason, the Company could lose the cash on deposit with that institution.

Accounts and contract receivables

Accounts and contract receivables are stated at net realizable value. An allowance for doubtful accounts is established based on the management’s assessment of the recoverability of accounts and other receivables. Judgment is required in assessing the realizability of these receivables, including the current credit worthiness of each customer and the related aging analysis. An allowance is provided for accounts when management has determined that the likelihood of collection is doubtful. The Company writes off accounts receivable against the allowance when a balance is determined to be uncollectible.

Retainage receivables

Retainage receivables represent the amount retained by the Company’s customers to ensure the quality of the installation and any possible follow-up maintenance related to the installation. The term of these retainage receivables is typically within one year after the completion date of installation projects. If there is no dispute for the quality of installation project during one year, such retainage receivable should be paid by the Company’s customer. Management regularly reviews aging of retainage receivables and changes in payment trends and records allowance when management believes collection of amounts due are at risk.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

Inventories are stated at the lower of cost or market value. Inventories consist of raw materials, finished goods, working in process, low value consumables, and installation projects in process that had not been completed. Provision is made for slow-moving, obsolete or unusable inventory.

Advances to suppliers

The Company advances funds to certain suppliers for purchases of raw materials, plant and equipment. These advances are interest free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired.

Property and equipment

Property and equipment are recorded at cost. Depreciation is provided in amounts sufficient to amortize the cost of the related assets over their useful lives using the straight line method, as follows:

Useful life
Buildings	20 years
Machinery equipment	3 - 10 years
Transportation equipment	4 years
Office equipment	3 - 5 years

Construction in progress

Construction in progress represents capital assets under construction or being installed and is stated at cost. Cost comprises original cost of plant and equipment, installation, construction and other direct costs prior to the date of reaching the expected usable condition. Construction in progress is transferred to the property, plant and equipment and depreciation commences when the asset has been substantially completed and reaches the expected usable condition.

Land use right

The Company states land use right at cost. The land use right is amortized on straight line method over the term of the land use right.

Research and development costs

Research and development costs are expensed to operations as incurred and include fees paid to third party contractors.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long-lived assets and other acquired intangible assets

The Company reviews its long-lived assets, including property and equipment and identifiable intangibles, for impairment. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amounts to future undiscounted cash flows the assets are expected to generate. If property and equipment and certain identifiable intangibles are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds its fair value. The Company did not record any impairment as of December 31, 2016 and 2015.

Income taxes

The Company’s subsidiaries in China are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC and Hong Kong for the years ended December 31, 2016 and 2015. The Company accounts for income tax under the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements or tax returns. Deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. Valuation allowances are established against net deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized. As of December 31, 2016 and 2015, no valuation allowance is considered necessary.

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties relating to income taxes have been incurred during the years ended December 31, 2016 and 2015. All tax returns since the Company’s inception are still subject to examination by tax authorities.

Under the Provisional Regulations of PRC Concerning Income Tax on Enterprises promulgated by the PRC, income tax is payable by enterprises at a rate of 25% of their taxable income.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

The Company believes that it has provided the best estimates of its accrued tax liabilities because those accruals are based on the prevailing tax rates stipulated by the laws (see Note 11).

Value added tax

Sales revenue represents the invoiced value of goods, net of a VAT. All of the Company’s products that are sold in the PRC are subject to a Chinese value-added tax at a rate of 17% of the gross sales price. This VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing their finished product.

Foreign currency translation

Since the Company operates primarily in the PRC, the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s financial statements have been translated into the reporting currency the United States Dollar. Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into USD at the rates used in translation.

Fair value of financial instruments

The Company follows the provisions of Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of financial instruments (continued)

Level 1 — Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2 — Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 — Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the balance sheets for cash, contracts receivable, accounts receivable, notes receivable, retainage receivables, prepayments and advances to suppliers, other receivables, accounts payable, advances from customers, deferred revenue, tax payable, due to related parties and accrued expenses and other current liabilities, approximate their fair value based on the short-term maturity of these instruments. The Company believes that the carrying amount of the short-term and long term loans approximates fair value based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rate.

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, contracts receivable, accounts receivable and retainage receivables. As of December 31, 2016 and 2015, $11,871,674 and $1,112,056 of the Company’s cash were on deposit at financial institutions in the RMB where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. While management believes that these financial institutions are of high credit quality, it also continually monitors their creditworthiness.

Contracts receivable, accounts receivable and retainage receivables are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Statements of cash flows

In accordance with FASB ASC Topic 230, “Statement of Cash Flows,” cash flows from the Company are calculated based upon the local currencies and translated at the average exchange rates during the reporting period. As a result, amounts related to assets and liabilities reported on the Company’s statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU No. 2015-14, “Deferral of the Effective Date” (“ASU 2015-14”), which defers the effective date for ASU 2014-09 by one year. For public entities, the guidance in ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods within those periods), which means it will be effective for the Company’s fiscal year beginning January 1, 2018. In March 2016, the FASB issued ASU No. 2016-08, “Principal versus Agent Considerations (Reporting Revenue versus Net)” (“ASU 2016-08”), which clarifies the implementation guidance on principal versus agent considerations in the new revenue recognition standard. In April 2016, the FASB issued ASU No. 2016-10, “Identifying Performance Obligations and Licensing” (“ASU 2016-10”), which reduces the complexity when applying the guidance for identifying performance obligations and improves the operability and understandability of the license implementation guidance. In May 2016, the FASB issued ASU No. 2016-12 “Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”), which amends the guidance on transition, collectability, noncash consideration and the presentation of sales and other similar taxes. These amendments have the same effective date as the new revenue standard. Preliminarily, the Company plans to adopt Topic 606 using the retrospective transition method, and is continuing to evaluate the impact its pending adoption of Topic 606 will have on its consolidated financial statements. The Company believes that its current revenue recognition policies are generally consistent with the new revenue recognition standards set forth in ASU 2014-09. Potential adjustments to input measures are not expected to be pervasive to the majority of the Company’s contracts. While no significant impact is expected upon adoption of the new guidance, the Company will not be able to make that determination until the time of adoption based upon outstanding contracts at that time.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”, to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts.  It also requires additional disclosures about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption. For all other entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2019, and interim reporting periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows”. The amendments provide guidance on the following eight specific cash flow issues: (1) Debt Prepayment or Debt Extinguishment Costs; (2) Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; (3) Contingent Consideration Payments Made after a Business Combination; (4)Proceeds from the Settlement of Insurance Claims; (5) Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned; (6) Life Insurance Policies; (7) Distributions Received from Equity Method Investees; (8) Beneficial Interests in Securitization Transactions; and Separately Identifiable Cash Flows and Application of the Predominance Principle. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim reporting periods within fiscal years beginning after December 15, 2019. The amendments should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company is currently evaluating the impact of adoption on the consolidated financial statements and related disclosure.

Note 3 — CONTRACTS RECEIVABLE, NET

The contracts receivable consists of the following:

	December 31, 2016	December 31, 2015
Contracts receivable	$12,928,033	$7,798,424
Allowance for doubtful accounts	—	—
	$12,928,033	$7,798,424

No allowance for doubtful accounts was recorded for both years ended December 31, 2016 and 2015.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — ACCOUNTS RECEIVABLE, NET

The accounts receivable consists of the following:

	December 31, 2016	December 31, 2015
Accounts receivables	$682,311	$1,674,200
Allowance for doubtful accounts	(494,459)	(781,346)
	$187,852	$892,854

The movement in the allowance for doubtful accounts can be reconciled as follows:

	December 31, 2016	December 31, 2015
Beginning of the year	$781,346	$484,135
Recovery	(246,590)	—
Provision	—	336,626
Foreign exchange effect	(40,297)	(39,415)
	$494,459	$781,346

Note 5 — INVENTORIES

The inventories consist of the following:

	December 31, 2016	December 31, 2015
Raw materials	$360,569	$494,278
Finished goods	1,023,436	1,295,103
Installation projects in process	865,618	1,055,171
	$2,249,623	$2,844,552

No inventory reserves were recorded for the years ended December 31, 2016 and 2015.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — PREPAYMENTS AND ADVANCES TO SUPPLIERS, NET

Prepayments and advances to suppliers consisted of the following:

	December 31, 2016	December 31, 2015
Advances to raw material suppliers (a)	$1,980,943	$1,674,254
Advances to construction subcontractors (b)	2,828,301	529,583
Others	1,437	13,813
Subtotal	4,810,681	2,217,650
Allowance for doubtful accounts	(272,858)	(272,745)
	$4,537,823	$1,944,905

(a)	The prepayments and deposits on raw materials are generally required by our suppliers for the purpose of ongoing business relationships. The prepayments and deposits are not directly associated with any specific purchase contract or any specific price but will be used to offset any accounts payable balance resulting from any specific purchase order priced at market.

(b)	Advances to construction subcontracts represents the prepayments made by the Company to our construction subcontractors at the beginning of our customer projects for the purpose of acquiring necessary construction materials, equipment and required deposits.

Note 7 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	December 31, 2016	December 31, 2015
Buildings	$122,103	$130,624
Machinery equipment	3,419,519	4,785,361
Transportation equipment	64,633	69,144
Office equipment	89,455	91,341
Subtotal	3,695,710	5,076,470
Construction in progress	9,118,725	8,759,038
Less: accumulated depreciation	(1,628,422)	(2,166,901)
Property, plant and equipment, net	$11,186,013	$11,668,607

Depreciation charge was $461,412 and $384,673 for the years ended December 31, 2016 and 2015, respectively. Construction in progress represents direct costs of construction incurred for the Company’s new office and manufacturing facility. No depreciation is provided until construction is completed and ready for its intended use. The project was completed and placed in service in January 2017. For the year ended December 31, 2016, the Company disposed certain obsolete machinery equipment for no proceeds and recognized a loss of $228,245. No such disposition for the year ended December 31, 2015.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — LAND USE RIGHT

The Company states land use right at cost less accumulated amortization. All land in China is government owned and cannot be sold to any individual or company. However, the government grants the user a “land use right” (the Right) to use the land. The Company has the Right to use the land for 25 years and amortizes the Right on a straight-line basis over the period of 25 years. The amortization expense was $55,990 and $59,723 for the years ended December 31, 2016 and 2015, respectively.

	December 31, 2016	December 31, 2015
Land use right	$1,339,137	$1,432,599
Less: accumulated amortization	(267,827)	(229,216)
Land use right, net	$1,071,310	$1,203,383

The estimated future amortization expenses are as follows:

Year ending December 31
2017	$53,565
2018	53,565
2019	53,565
2020	53,565
2021	53,565
Thereafter	803,485
Total estimated future amortization expenses	$1,071,310

Note 9 — DEBT

Debt consisted of the following loans:

			Effective
Lender	December 31, 2016	Term	Interest Rate
Wenzhou Bank	$100,795	November 24, 2016 to November 24, 2017	6.35%
Bank of China Longwan Branch	290,866	April 13, 2016 to April 14, 2019	5.70%
Bank of China Longwan Branch	285,107	June 8, 2016 to April 14, 2019	5.70%
Party A loan *	143,993	October 25, 2016 to October 25, 2017	4.35%
Total	$820,761
Less: current portion	287,986
Long term portion	532,775

* Party A is an unrelated party

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — DEBT (continued)

			Effective
Lender	December 31, 2015	Term	Interest Rate
Wenzhou Bank	$107,830	November 9, 2015 to November 9, 2016	9.00%
Wenzhou Bank	73,170	November 26, 2015 to November 26, 2016	3.92%
Bank of China Longwan Branch	223,362	April 21, 2015 to April 20, 2016	6.69%
Bank of China Longwan Branch	97,047	April 21, 2015 to April 20, 2016	6.96%
Bank of China Longwan Branch	312,707	June 8, 2015 to June 1, 2016	6.12%
Total	$814,116

All principal of the above loans are due upon maturity and interest payments are due on monthly basis. The loans outstanding were guaranteed by the Controlling Shareholder’s immediate family members and unrelated third parties. All outstanding loans as of December 31, 2015 had been repaid in full upon maturity.

Note 10 — RELATED PARTY TRANSACTIONS

During the years ended December 31, 2016 and 2015, the Chairman of the Board and CEO of the Company, advanced $68,397 and $920,660 to the Company for working capital purpose. The advances were due on demand and non-interest bearing. The Company had outstanding balance of $68,397 and $Nil due to related parties as of December 31, 2016 and 2015, respectively.

Note 11 — TAXES PAYABLE

Taxes payable consisted of the following:

	December 31, 2016	December 31, 2015
Income tax payable	$6,850,279	$5,337,203
Value added tax payable	195,139	114,207
Business tax payable	1,406,039	1,131,127
Other taxes payable	293,106	229,743
Total taxes payable	$8,744,563	$6,812,280

The Company has accrued tax liabilities of $8.7 million as of December 31, 2016, mostly related to its unpaid income tax and business tax, both of which are governed by the local tax authority. The Company has had unofficial discussions with the local tax authority and the management believes that it is highly possible that the Company will reach an agreement with the local tax authority to result in a settlement of tax liability lower than the amount currently accrued before the end of fiscal 2017, because the local government supports the future growth of the Company to stimulate the local economy and the Company successfully completed its IPO on December 26, 2016.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — TAXES PAYABLE (continued)

The total amount of unpaid tax liabilities was accrued based on the calculation using the current prevailing tax rates without including potential penalties, because once the settlement of tax liability is reached, management believes that there will not be any penalties associated with those unpaid taxes due, which is subjected to penalties only. However, management cannot be certain as to how much penalties would be assessed, if any. Those potential penalty liabilities are contingent upon the outcome of tax settlement and management estimates that the potential contingent loss related to penalties could be nil or as high as $3.7 million based on rates stipulated by the tax authority.

Note 12 — INCOME TAX

Hebron Technology was incorporated in the BVI and is not subject to income taxes under the current laws of BVI. HK Xibolun is a trading company registered in Hong Kong and subject to corporate income tax at 17.5% if revenue is generated in Hong Kong. Xibolun Automation and Xibolun Equipment were both registered in the PRC and are subject to corporate income tax at unified rate of 25%.

i)       The components of the income tax provision (benefit) are as follows:

	For the year ended December 31, 2016	For the year ended December 31, 2015
Current	$1,945,499	$1,706,830
Deferred	56,968	(89,079)
Total	$2,002,467	$1,617,751

ii)	The following table summarizes deferred tax assets resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	For the year ended December 31, 2016	For the year ended December 31, 2015
Non-current:
Provision for doubtful accounts	$191,913	$263,613
Depreciation expense	51,050	54,613
Total	$242,963	$318,226

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — INCOME TAX (continued)

No valuation allowance against the deferred tax assets is considered necessary since the Company believes that it will more likely than not utilize the future benefits. The following table reconciles the China statutory rates to the Company's effective tax rate for the years ended December 31, 2016 and 2015.

	For the year ended December 31, 2016	For the year ended December 31, 2015
China Income tax statutory rate	25.0%	25.0%
Non-deductible items in China	0.2%	1.9%
Effective tax rate	25.2%	26.9%

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. All tax returns since the Company’s inception are still subject to examination by tax authorities.

Note 13 — MAJOR CUSTOMERS AND SUPPLIERS

For the year ended December 31, 2016, two major customers each accounted for approximately 10% of the Company’s total revenue. For the year ended December 31, 2016, three major sub-contractors accounted for approximately 44%, 22% and 15% of subcontract costs, respectively. As of December 31, 2016, two customers accounted for approximately 51% and 45% of the Company’s total contracts receivable balance, respectively. For the year ended December 31, 2016, only one supplier accounted for 10% of the Company’s accounts payable balance.

For the year ended December 31, 2015, two major customers accounted for approximately 11%, and 10% of the Company’s total revenue, respectively. For the year ended December 31, 2015, two major sub-contractors accounted for approximately 45% and 24% of subcontract costs, respectively. As of December 31, 2015, two customers accounted for approximately 63% and 14% of the Company’s total contracts receivable balance, respectively. For the year ended December 31, 2015, two suppliers accounted for 22% and 15% of the Company’s accounts payable balance, respectively.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — SHAREHOLDERS’ EQUITY

On April 6, 2015, the Board of Directors adopted a consent resolution to effectuate a 1:1000 stock split. Simultaneously on April 6, 2015, the Company also issued additional 15,000,000 common shares for a nominal consideration. On April 29, 2015, the Company repurchased 4,000,000 common shares in total from current shareholders in accordance with their share percentages as treasury stock for a nominal consideration. As a result, the Company had 50,000,000 authorized common shares, $0.001 par value per share, of which 12,000,000 were issued and outstanding as of December 31, 2015.

All the existing shareholders and directors of the Company consider this issuance of 15 million common shares and repurchase of 4 million common shares on April 29, 2015 was part of the company’s recapitalization to result in 12,000,000 common shares issued and outstanding prior to completion of this offering. No cash or other consideration was paid for these stock issuance and repurchase. The Company believes it is appropriate to reflect these nominal stock issuance and repurchase to result in 12 million common stock issued and outstanding on a retroactive basis similar to stock split or dividend pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all the periods presented.

On December 26, 2016, the Company completed its initial public offering (“IPO”) of 2,695,347 shares of its common stock at a public offering price of $4.00 per share. The gross proceeds from the offering were approximately $10.8 million before deducting placement agents' commissions and other offering expenses, resulting in net proceeds of approximately $10.1 million. In connection with the offering, the Company's common stock began trading on the NASDAQ Capital Market beginning on December 26, 2016 under the symbol "HEBT".

Public Offering Warrants

In connection with the IPO on December 26, 2016, the Company issued warrants equal to five percent (5%) of the shares issued in the IPO, totaling 134,768 units to the placement agents (the “Public Offering Warrants”). The warrants carry a term of three years, and shall not be exercisable for a period of six months from the closing of the IPO and shall be exercisable at $4.80 per share. Management determined that these warrants are equity instruments because the warrants are both a) indexed to its own stock; and b) classified in stockholders' equity. The warrants were recorded at their fair value on the date of grant as a component of stockholders’ equity.  As of December 31, 2016, the total number of warrants outstanding was 134,768 with weighted average remaining life of 5 years. No warrants were exercisable as of December 31, 2016.

The fair value of this Public Offering Warrants was $488,730.  The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: risk free rate of 1.58%; expected term of 3 years; exercise price of the warrants of $4.80; volatility of 90.7%; and expected future dividends of nil.

Note 15 — COMMITMENTS AND CONTINGENCIES

The Company leases its main office space under a non-cancelable operating lease agreement. The lease expired and was extended for one month in January 2017.The future rental payment for one month in 2017 is $19,039.

Total amount of unpaid tax liabilities was accrued without including potential penalties. Related information see Note 11.

