Form 20-F/A
period 2016-12-31
HEBRON TECHNOLOGY CO., LTD
filed 2018-02-05
CIK 1603993

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

☒ Yes        ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act:

☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes      ☐ No

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends the annual report on Form 20-F of Hebron Technology Co., Ltd. (“Hebron”) for the fiscal year ended December 31, 2016, originally filed with the U.S. Securities and Exchange Commission (“SEC”) on April 11, 2017 (the “Form 20-F”). This Form 20-F/A is being filed in response to a comment letter received from the staff of the SEC dated November 7, 2017, a comment letter received from the staff of the SEC dated January 5, 2018 and comments received from the staff of the SEC telephonically on January 23, 2018 (collectively, the “SEC Comment Letter”) and relates to matters discussed in the SEC Comment Letter and in Hebron’s responses dated December 21, 2017, December 27, 2017 and January 19, 2017. We expect that these letters will be released in due course on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system at www.sec.gov under the Central Index Key (CIK) 0001603993 for Hebron. Item 3, Item 4 and Item 5 in the Form 20-F are amended by this Form 20-F/A to reflect additional information requested in the SEC Comment Letter, namely to provide selected financial data for fiscal years 2014, 2015 and 2016. And the consolidated financial statements in the Form 20-F are amended by this Form 20-F/A to include three years of consolidated financial statements for income and comprehensive income, changes in shareholders’ equity, and cash flows in accordance with Item 17(a) of Form 20-F, and by reference to Item 8(a) of Form 10-K, and Articles 3-02(a) and 3-04 of Regulation S-X.

No other changes have been made to the Form 20-F. The Form 20-F, as amended by this Form 20-F/A, speaks as of the original filing date of the Form 20-F, is not intended to reflect events that may have occurred subsequent to the original filing date of the Form 20-F, and is not intended to update in any way the disclosures made in the Form 20-F.

Item 3.	Key Information

A.	Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the three years ended December 31, 2016, 2015 and 2014, and the selected consolidated balance sheets data as of December 31, 2016, 2015 and 2014 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

(All amounts in U.S. dollars, except Dividend per share in Renminbi and Shares outstanding)

Statement of operations data:

	Year ended December 31,
	2016	2015	2014
Revenue	$27,097,836	$22,995,123	$16,734,593
Cost of revenue	16,636,258	14,255,811	10,642,093
Gross profit	10,461,578	8,739,312	6,092,500
General and administrative	705,038	1,129,679	177,703
Research and development expenses	33,847	121,760	40,606
Selling expenses	1,742,147	1,434,230	1,098,365
Income from operations	7,980,546	6,053,643	4,775,826
Other income, net	6,431	15,321	5,083
Interest expense	(49,625)	(55,619)	(70,496)
Income before income taxes	7,937,352	6,013,345	4,710,413
Income taxes	2,002,467	1,617,751	1,299,403
Net income	5,934,885	4,395,594	3,411,010
Foreign currency translation (loss)	(1,401,124)	(927,892)	(56,001)
Comprehensive income	$4,533,761	$3,467,702	$3,355,009

Balance sheet data:

	As December 31
	2016	2015	2014
Current assets	$34,579,071	$16,835,897	$11,738,745
Total assets	$47,079,357	$30,133,944	$22,778,004
Current liabilities	$15,399,512	$13,652,325	$9,764,087
Total liabilities	$15,932,287	$13,652,325	$9,764,087
Total shareholders’ equity	$31,147,070	$16,481,619	$13,013,917
Shares outstanding	14,695,347	12,000,000	12,000,000

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

We have approximately $0.7 million, $0.8 million and $0.9 million in bank loans outstanding as of December 31, 2016, December 31, 2015 and December 31, 2014, respectively. The loans are held at multiple banks, and all of the debt is guaranteed by members of our management, their immediate family members and unrelated third parties. In particular, our Chief Executive Officer and his brother have guaranteed this debt with recourse to their respective residences, and unrelated third parties have extended guarantees of our company’s debt in order to assist us in obtaining such loans. There can be no guarantee that we will be able to pay all amounts when due or refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

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

For the year ended December 31, 2016, two major customers each accounted for approximately 10% of the Company’s total revenue. As of December 31, 2016, two general contractors for the Company’s installation projects accounted for approximately 51% and 45% of the Company’s total contracts receivable balance, respectively.

For the year ended December 31, 2015, two major customers accounted for approximately 11%, and 10% of the Company’s total sales, respectively. As of December 31, 2015, two general contractors for the Company’s installation projects accounted for approximately 63% and 14% of the Company’s total contracts receivable and accounts receivable balance, respectively.

For the year ended December 31, 2014, five major customers amounted to $3,218,491, $2,814,976, $2,652,261, $2,588,802 and $2,255,235 in sales, respectively, and each accounted for approximately 19%, 17%, 16%, 15% and 13% of the Company’s total revenue, respectively. As of December 31, 2014, four general contractors for the Company’s installation projects accounted for 30%, 27%, 25% and 12% of the Company’s total contract receivable and accounts receivable balance, respectively.

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

For the year ended December 31, 2014, one major sub-contractor accounted for approximately 27% of subcontract costs. As of December 31, 2014, one supplier accounted for 34% of the Company’s accounts payable balance.

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

On May 10, 2013, SAFE released Circular 21, which came into effect on May 13, 2013; also, on February 13, 2015 SAFE published Circular 13 (Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies) to update some measures stipulated in Circular 21. According to Circular 21, SAFE has significantly simplified the foreign exchange administration procedures with respect to the registration, account openings and conversions, settlements of FDI-related foreign exchange, as well as fund remittances. Meanwhile, Circular 13 has further simplified foreign exchange administration procedures, most important among which is that SAFE delegated foreign exchange registration to the banks, meanwhile the related registration approval by SAFE has been annulled.

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

We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive income (loss).” For the years ended December 31, 2016, 2015 and 2014, we had foreign currency translation loss adjustments of $1.4 million, $0.9 million and $0.06 million, respectively. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

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

Main Categories of Products and Services

We provided installation services and fluid equipment sales for the years ended December 31, 2016, 2015 and 2014. We also provided a one-time fluid equipment control system sales for the year ended December 31, 2013. We did not provide fluid equipment control system sales for the years ended December 31, 2016, 2015 and 2014.

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

Our Services

We specialize in installing valves and pipes for customers that require customized fluid control system solutions. We also specialize in designing and implementing solutions for industries with a high need for sanitary fluid systems. Currently, we have customers for our services in the industries of pharmaceuticals, dairy products, water purification, beverage production, cosmetics and chemical industry. We hope to expand our customer base in the future to the semi-conductor, electronic and other clean industries, but we have no near-term plans to provide services in any of these industries. Due to the requirements in these industries to avoid contamination, we focus on designing systems that may be easily and frequently cleaned and maintained. We use skilled workers to install these systems. Because the scope of a given project can be relatively large, our revenues per installation project tend to be much higher than the average product-only order; accordingly, installation services make up the largest component of our revenues. Revenues from installation services were approximately 90%, 87% and 84% of our total revenues for the years ended December 31, 2016 and 2015 and 2014, respectively.

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

Our Products

Our product line was originally focused on the construction service and pharmaceutical engineering sectors. In 2005, we shifted our product line to focus primarily on the pharmaceutical engineering sector. We focus on innovation and developing new products. Revenues from product sales were approximately 10%, 13% and 16% of our total revenues for the years ended December 31, 2016, 2015 and 2014, respectively.

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

For the year ended December 31, 2014, one major sub-contractor accounted for approximately 27% of subcontract costs. As of December 31, 2014, one supplier accounted for 34% of the Company’s accounts payable balance.

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

Activity Distribution of Revenues

The chart below is a breakdown of total revenues by activities for the year ended December 31, 2016, 2015 and 2014, respectively.

	Fiscal 2016	Fiscal 2015	Fiscal 2014
Installation services	90%	87%	84%
Fluid equipment	10%	13%	16%
Total	100%	100%	100%

Geographic Distribution of Revenues

Nearly all (approximately 99%) of the Company’s revenue is generated in the PRC.

Customer Concentration

Because of the nature of our business which involves relatively large value sales of installation services or products to a discrete number of customers, sales to a small number of customers amount to a great percentage of our total revenue.

For the year ended December 31, 2016, two major customers amounted to $2,756,882 and $2,603,814 in sales, respectively, and each accounted for approximately 10% of the Company’s total revenue. As of December 31, 2016, two general contractors (“Contractor A” and “Contractor B”) for the Company’s installation projects accounted for approximately 51% and 45% of the Company’s total contracts receivable balance, respectively.

As of December 31, 2016, the Company had $6,813,757 and $6,043,863 contract receivable balances related to Contractor A and Contractor B, respectively. As of December 31, 2017, the Company has collected $6,702,566 and $6,043,863 from Contractor A and Contractor B which represented 98% and 100% collection of each contractor’s contract receivable balance as of December 31, 2016, respectively. The contract receivables are generally due when the Company completes the related installation project. There were no changes of payment terms in formal amendments to the original contracts for these two contractors during the subsequent period. However, with the increasing engagements of the installation projects, these two general contractors slowed payments to the Company for their own working capital concerns and each made assurances to the Company that all the outstanding balances would be fully settled. To maintain the long-term relationship with each contractor, the Company accepted such assurances. Because the Company had no history of bad debt with these two general contractors, the Company did not provide allowance for bad debt related to these two general contractors as of December 31, 2016.

For the year ended December 31, 2015, two major customers amounted to $2,515,733 and $2,390,509 in sales, respectively, and each accounted for approximately 11%, and 10% of the Company’s total revenue, respectively. As of December 31, 2015, two general contractors for the Company’s installation projects accounted for approximately 63% and 14% of the Company’s total contracts receivable balance, respectively.

For the year ended December 31, 2014, five major customers amounted to $3,218,491, $2,814,976, $2,652,261, $2,588,802 and $2,255,235 in sales, respectively, and each accounted for approximately 19%, 17%, 16%, 15% and 13% of the Company’s total revenue, respectively.

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

For the years ended December 31, 2016, 2015 and 2014, we spent $33,847, $121,760 and $40,606, respectively, on R&D. The decrease in R&D expense was because we mainly performed our R&D in-house in fiscal 2016 and reduced the engagements with third party consultants. We anticipate that we will focus our research and development efforts on improving existing products and developing new technology in the coming years.

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

(1)	Installation services. We specialize in installing valves and pipes with skilled and experienced workers and professional equipment. Revenues from installation services were approximately 90%, 87% 84% of our total revenues for the years ended December 31, 2016, 2015 and 2014, respectively.

(2)	Fluid equipment. We develop and manufacture valves and pipe fittings for use in pharmaceutical, biological, food and beverage, and other clean industries with an established sales and distribution network. Revenues from the sales of fluid equipment constitute approximately 10%, 13% and 16% of our total revenues for the years ended December 31, 2016, 2015 and 2014, respectively.

The following table presents an overview of our results of operations for the year ended December 31, 2016 and 2015:

	Year ended December 31,		Changes
	2016	2015	($)	(%)
Revenue	$27,097,836	$22,995,123	4,102,713	18%
Cost of revenue	16,636,258	14,255,811	2,380,447	17%
Gross profit	10,461,578	8,739,312	1,722,266	20%
General and administrative	705,038	1,129,679	(424,641)	(38)%
Research and development expenses	33,847	121,760	(87,913)	(72)%
Selling expenses	1,742,147	1,434,230	307,917	21%
Income from operations	7,980,546	6,053,643	1,926,903	32%
Other income, net	6,431	15,321	(8,890)	(58)%
Interest expense	(49,625)	(55,619)	5,994	(11)%
Income before income taxes	7,937,352	6,013,345	1,924,007	32%
Income taxes	2,002,467	1,617,751	384,716	24%
Net income	5,934,885	4,395,594	1,539,291	35%
Foreign currency translation (loss)	(1,401,124)	(927,892)	(473,232)	51%
Comprehensive income	$4,533,761	$3,467,702	1,066,059	31%

The following table presents an overview of our results of operations for the year ended December 31, 2015 and 2014:

	Year ended December 31,		Changes
	2015	2014	($)	(%)
Revenue	$22,995,123	$16,734,593	6,260,530	37%
Cost of revenue	14,255,811	10,642,093	3,613,718	34%
Gross profit	8,739,312	6,092,500	2,646,812	43%
General and administrative	1,129,679	177,703	951,976	536%
Research and development expenses	121,760	40,606	81,154	200%
Selling expenses	1,434,230	1,098,365	335,865	31%
Income from operations	6,053,643	4,775,826	1,277,817	27%
Other income, net	15,321	5,083	10,238	201%
Interest expense	(55,619)	(70,496)	14,877	(21)%
Income before income taxes	6,013,345	4,710,413	1,302,932	28%
Income taxes	1,617,751	1,299,403	318,348	24%
Net income	4,395,594	3,411,010	984,584	29%
Foreign currency translation (loss)	(927,892)	(56,001)	(871,891)	1,557%
Comprehensive income	$3,467,702	$3,355,009	112,693	3%

Revenue

The following table sets forth the breakdown of our revenue for the year ended December 31, 2016 and 2015:

	Years ended December 31,				Changes	Changes
	2016	%	2015	%	($)	(%)
Installation service	$24,299,062	90%	$20,069,997	87%	4,229,065	21%
Fluid equipment sales	2,798,774	10%	2,925,126	13%	(126,352)	(4)%
Total revenue	$27,097,836		$22,995,123

The following table sets forth the breakdown of our revenue for the year ended December 31, 2015 and 2014:

	Years ended December 31,				Changes	Changes
	2015	%	2014	%	($)	(%)
Installation service	$20,069,997	87%	$13,973,998	84%	6,095,999	44%
Fluid equipment sales	2,925,126	13%	2,760,595	16%	164,531	6%
Total revenue	$22,995,123		$16,734,593

Revenue from installation service was $ 24,299,062 and $20,069,997 for the years ended December 31, 2016 and 2015, respectively, representing an increase approximately of $4.23 million, due to an increase in contract amount during fiscal 2016. Revenue from installation service was $20,069,997 and $13,973,998 for the years ended December 31, 2015 and 2014, respectively, representing an increase approximately of $6.1 million, because the Company completed more contracts during fiscal 2015. The details are illustrated in the table below:

	Number of Projects	Average Project Revenue (USD)
2016	10	$ 2.4 million
2015	10	$ 2.0 million
2014	8	$ 1.7 million

For the years ended December 31, 2016 and 2015, revenue from sales of our fluid equipment was $2,798,774 and $2,925,126, respectively, representing a decrease approximately of $0.1 million primarily due to change in foreign exchange rate. For the years ended December 31, 2015 and 2014, revenue from sales of our fluid equipment was $2,925,126 and $2,760,595, respectively, representing an increase approximately of $0.2 million due to higher sales volume. The Company has not had any revenue from fluid equipment control system trading sales since fiscal 2014.

Cost of revenue

The following table presents a breakdown of our cost of revenue for the year ended December 31, 2016 and 2015.

	Years ended December 31,				Changes	Changes
	2016	%	2015	%	($)	(%)
Installation service	14,363,420	86%	11,746,747	82%	2,616,673	22%
Fluid equipment sales	2,272,838	14%	2,509,064	18%	(236,226)	(9)%
Total cost of revenue	16,636,258		14,255,811

The following table presents a breakdown of our cost of revenue for the year ended December 31, 2015 and 2014.

	Years ended December 31,				Changes	Changes
	2015	%	2014	%	($)	(%)
Installation service	11,746,747	82%	8,381,622	79%	3,365,125	40%
Fluid equipment sales	2,509,064	18%	2,260,471	21%	248,593	11%
Total cost of revenue	14,255,811		10,642,093

For fiscal 2016 and 2015, cost of installation services were $14,363,420 and $11,746,747, respectively, representing an increase of $2.6 million, which was consistent with the 21% increase in the installation revenue in fiscal 2016. For fiscal 2015 and 2014, cost of installation services were $11,746,747 and $8,381,622, respectively, representing an increase of $3.4 million, which was consistent with the 40% increase in the installation revenue in fiscal 2015.

For fiscal 2016 and 2015, cost of our fluid equipment sales were $2,272,838 and $2,509,064, respectively, representing an approximate decrease of $0.2 million, which was consistent with the 4% decrease in the fluid equipment sales in fiscal 2016. For fiscal 2015 and 2014, cost of our fluid equipment sales were $2,509,064 and $2,260,471, respectively, representing an approximate increase of $0.25 million, which resulted from more valves and pipes were sold during fiscal 2015. Since the Company has not had fluid equipment control systems sales since fiscal 2014, we recognized $Nil in cost of fluid equipment controlling system trading.

Gross profit

The following table presents the gross profit of our businesses for the year ended December 31, 2016 and 2015:

	Years ended December 31,				Changes	Changes
	2016	%	2015	%	($)	(%)
Installation service	9,935,642	41%	8,323,251	41%	1,612,392	19%
Fluid equipment sales	525,936	19%	416,061	14%	109,874	26%
Gross profit	10,461,578	39%	8,739,312	38%	1,722,266	20%

The following table presents the gross profit of our businesses for the year ended December 31, 2015 and 2014:

	Years ended December 31,				Changes	Changes
	2015	%	2014	%	($)	(%)
Installation service	8,323,251	41%	5,592,376	40%	2,730,875	49%
Fluid equipment sales	416,061	14%	500,124	18%	(84,063)	(17)%
Gross profit	8,739,312	38%	6,092,500	36%	2,646,812	43%

The gross profit percentage for fiscal 2016 increased 1% from fiscal 2015, primarily because the Company was able to charge high margin on the fluid equipment sales. Gross profit from installation service was increased by 19% or approximately $1.6 million for fiscal 2016 as compared to fiscal 2015. Gross profit from installation service increased by 49% or approximately $2.7 million for fiscal 2015 as compared to fiscal 2014.

Gross profit from our fluid equipment sales increased 26% in fiscal 2016 as compared to fiscal 2015. Due to decrease of cost in 2016, the gross profit percentage from fluid equipment sales increased from 14% in fiscal 2015 to 19% in fiscal 2016. Gross profit from our fluid equipment sales had a slight decrease in fiscal 2015 as compared to fiscal 2014.

Expenses

	Years ended December 31,				Changes	Changes
	2016	%	2015	%	($)	(%)
General and administrative expenses	705,038	28%	1,129,679	47%	(424,641)	(38)%
Research development expenses	33,847	2%	121,760	2%	(87,913)	(72)%
Selling expense	1,742,147	70%	1,434,230	52%	307,917	21%
Total operating expense	2,481,032		2,685,669		(204,637)	(8)%

	Years ended December 31,				Changes	Changes
	2015	%	2014	%	($)	(%)
General and administrative expenses	1,129,679	47%	177,703	14%	951,976	536%
Research development expenses	121,760	2%	40,606	3%	81,154	200%
Selling expense	1,434,230	52%	1,098,365	83%	335,865	31%
Total operating expense	2,685,669		1,316,674		1,368,995	104%

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

For fiscal 2015, our general and administrative expenses were $1,129,679, representing an approximate increase of $0.95 million compared to fiscal 2014. The significant increase of general and administrative expenses in fiscal 2015 was mainly because the Company had a net recovery of $368,713 bad debt expense in fiscal 2014 and a bad debt expense of $367,314 in fiscal 2015. In addition, the Company incurred more professional accounting and legal expense in connection with listing on NASDAQ which resulted in higher general and administrative expenses in fiscal 2015 comparing to the same period of fiscal 2014.

Research and development expenses

For fiscal 2016, our R&D expenses were $33,847, representing a decrease of $87,913 comparing to $121,760 research and development expense in fiscal 2015. The decrease in R&D expense was because we mainly performed our R&D in-house in fiscal 2016 and reduced the engagements with third party consultants. For fiscal 2015, our R&D expenses were $121,760, representing an increase of $81,154 comparing to $40,606 research and development expense in fiscal 2014.

Selling expense

For the fiscal 2016, our selling expenses were $1,742,147, representing a 21% increase from fiscal 2015. The increase was mainly due to higher commission and marketing expense incurred in promoting our installation service in fiscal 2016. For the fiscal 2015, our selling expenses were $1,434,230, representing a 31% increase from fiscal 2014. The increase was mainly due to higher commission and marketing expense incurred in promoting our installation service in fiscal 2015.

Interest expense

Our interest expenses for fiscal 2016 were $49,625, representing an 11% decrease comparing to $55,619 in fiscal 2015 due to lower interest rate in fiscal 2016. Our interest expenses for fiscal 2015 were $55,619, representing a 21% decrease comparing to $70,496 in fiscal 2014.

Other income, net

Other income, net is used to record our non-operating income and expense, including government grants and other expenses. For the year ended December 31, 2016, 2015 and 2014, the other income, net was $6,431, $15,321 and $5,083 respectively. The decrease in other income for the year ended December 31, 2016 was due to lower interest income in fiscal 2016.

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

For the years ended December 31, 2015 and 2014, revenues generated in China were subject to corporate income tax at a unified rate of 25%. The provision for income taxes increased by $318,348 in fiscal 2015 compared to fiscal 2014, which are consistent with the increase in our net income before taxes. The effective tax rate for fiscal 2015 was approximately 27%, which was consistent with the effective tax rate for fiscal 2014.

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

	Tax payable balance as	Tax loss contingencies
	of December 31, 2016	estimated

Income tax payable	$6,850,279	$2.7 million
Value added tax payable	195,139	-
Business tax payable	1,406,039	0.7 million
Other taxes payable	293,106	0.3 million
Total	$8,744,563	$3.7 million

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

As of December 31, 2016, 2015 and 2014, we had cash of $11,875,893, $1,117,643 and $376,467, respectively. On December 26, 2016, the Company announced the completion of a public offering of 2,695,347 shares of its common stock at a public offering price of $4.00 per share. The gross proceeds from the offering were approximately $10.8 million before deducting placement agents' commissions and other offering expenses, resulting in net proceeds of approximately $10.1 million. In connection with the offering, the Company's common stock began trading on the NASDAQ Capital Market beginning on December 26, 2016 under the symbol "HEBT".

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

We have never declared or paid any cash dividends to our shareholders. We do not plan to pay any dividends out of our retained earnings for the years ended December 31, 2016, 2015 and 2014. With respect to retained earnings accrued after such date, our Board of Directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time. Any declaration and payment, as well as the amount, of dividends will be subject to our By-Laws, charter and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

We have limited financial obligations dominated in US dollars, thus the foreign currency restrictions and regulations in the PRC on the dividends distribution will not have a material impact on the liquidity, financial condition and results of operations of the Company.

The following table provides information about our working capital and other factors the Company takes into consideration to measure its liquidity as of December 31, 2016, 2015 and 2014:

Working Capital

	For the year ended	For the year ended
	December 31, 2016	December 31, 2015
Current asset	$34,579,071	$16,835,897
Current liabilities	15,399,512	13,652,325
Working Capital	19,179,559	3,183,572
Contract and accounts receivable turnover in days	145	111
Contract and accounts receivable turnover ratio	2.49	3.28
Inventory turnover in days	57	61

	For the year ended	For the year ended
	December 31, 2015	December 31, 2014
Current asset	$16,835,897	$11,738,745
Current liabilities	13,652,325	9,764,087
Working Capital	3,183,572	1,974,658
Contract and accounts receivable turnover in days	111	113
Contract and accounts receivable turnover ratio	3.28	3.22
Inventory turnover in days	61	99

Our working capital was $19,179,559 as of December 31, 2016, increased approximately $16 million from December 31, 2015, mainly due to higher cash balance and contract receivable as of December 31, 2016. Our working capital was $3,183,572 as of December 31, 2015, increased approximately $1.4 million from December 31, 2014, mainly due to higher contract receivable and inventory balance as of December 31, 2015.

For the year ended December 31, 2016 and for the year ended December 31, 2015, our accounts receivable including contract receivable turnover in days were 145 days and 111 days, respectively. The slow in turnover in the fiscal 2016 was due to the high margin installation contracts were complicated projects, which required longer service time and those customers usually made payments in 3 to 6 months after the completion of the projects. For the year ended December 31, 2015 and 2014, our accounts receivable including contract receivable turnover in days were 111 days and 113 days, respectively. The turnover in days for fiscal 2015 was consistent with the turnover in days for fiscal 2014. The Company switched its focus from products manufacture to installation service in 2014 and 2015, most of the high margin installation contracts were large and complicated projects, which required longer service time and those customers usually made payments in 3 to 6 months after the completion of the projects.

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

As of December 31, 2015, the balances of our net accounts receivable, customer security deposits and net other receivable were $892,854, $1,925,721 and $101,773, respectively, including the balance aged over 6 months of $460,909, $752,037 and $358, respectively. We are confident to collect these balances in accordance with contract terms.

As of December 31, 2014, our total contracts receivable, accounts receivable and customer security deposits amounted to $5,028,311, $297,846 and $1,649,854, respectively. All the balances due as of December 31, 2014 have been fully collected by December 31, 2015.

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

Cash Flows

The following table provides detailed information about our net cash flows for the year ended December 31, 2016 and 2015.

	Year ended December 31,
	2016	2015
Net cash provided by operating activities	$1,577,301	$3,931,953
Net cash used in investing activities	(980,921)	(3,136,462)
Net cash provided by financing activities	10,266,160	8,830
Effect of exchange rate changes on cash	(104,290)	(63,145)
Net increase in cash	$10,758,250	$741,176
Cash at beginning of year	1,117,643	376,467
Cash at end of year	$11,875,893	$1,117,643

The following table provides detailed information about our net cash flows for the year ended December 31, 2015 and 2014.

	Year ended December 31,
	2015	2014
Net cash provided by operating activities	$3,931,953	$2,761,714
Net cash used in investing activities	(3,136,462)	(5,080,901)
Net cash provided by financing activities	8,830	2,512,797
Effect of exchange rate changes on cash	(63,145)	(949)
Net increase in cash	$741,176	$192,661
Cash at beginning of year	376,467	183,806
Cash at end of year	$1,117,643	$376,467

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

Net cash provided by operating activities for fiscal 2014 was approximately $2.8 million, which was primarily attributable to a net profit around $3.4 million, adjusted for non-cash items for approximately $0.1 million and adjustments for changes in working capital around $0.7 million. The adjustments for changes in working capital mainly included (i) increase in payments to suppliers around $1.3 million to settle the accounts payable balances, and (ii) increase in progress billing around $2.7 million due to more progress billings, which was partially offset by the decrease in inventory about $1.8 million related to installation service.

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

Net cash used in investing activities was around $5.1 million for fiscal 2014, representing an increase of $3.1 million compared to the same period of fiscal 2013. The net cash used in investing activities for fiscal 2014 was primarily attributable to the approximately $4.3 million spending on constructing the Company’s new office and manufacturing facility and $1.1 million deposit on the equipment purchase.

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

Net cash provided by financing activities was around $2.5 million for the year ended December 31, 2014, which was mainly attributable to decrease in restricted cash of $2.5 million from the collection of restricted cash.

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

Loans consisted of the following as of December 31, 2016:

Lender	December 31, 2016	Term	Annual Interest
Wenzhou Bank	$100,795	November 24, 2016 to November 24, 2017	6.35%
Bank of China Longwan Branch	290,866	April 13, 2016 to April 14,2019	5.70%
Bank of China Longwan Branch	285,107	June 8, 2016 to April 14,2019	5.70%
Party A loan (unrelated party)	143,993	October 25, 2016 to October 25, 2017	4.35%
Total	$820,761
Less: current portion	287,986
Long term portion	532,775

Loans consisted of the following as of December 31, 2015:

Lender	December 31, 2015	Term	Int. Rate/Year
Wenzhou Bank	$107,830	November 9, 2015 to November 9, 2016	9.00%
Wenzhou Bank	73,170	November 26, 2015 to November 26, 2016	3.92%
Bank of China Longwan Branch	223,362	April 21, 2015 to April 20, 2016	6.69%
Bank of China Longwan Branch	97,047	April 21, 2015 to April 20, 2016	6.96%
Bank of China Longwan Branch	312,707	June 8, 2015 to June 1, 2016	6.12%
Total	$814,116

Loans consisted of the following as of December 31, 2014:

Lender	December 31, 2014	Term	Int. Rate/Year
Bank of China Longwan Branch	$253,824	October 22, 2014 to April 21, 2015	7.00%
Bank of China Longwan Branch	110,641	October 22, 2014 to April 21, 2015	7.28%
Bank of China Longwan Branch	224,536	December 9, 2014 to June 9, 2015	6.44%
Bank of China Longwan Branch	115,522	December 15, 2014 to June 9, 2015	6.44%
Wenzhou Bank	146,437	September 19, 2014 to September 19, 2015	9.00%
Total	$850,960

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

Regarding sales, export sales only accounted a small portion of our revenues, and most of export sales contracts are not priced in foreign currency because they were sold to foreign companies’ agents in China. Our export sales for the year ended December 31, 2016, 2015 and 2014 accounted for less 1% of total revenue and none of revenue priced in the foreign currency.

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

The Company generally provides a one year warranty period for products sold and installation services performed. No warranty cost provisions were provided as at December 31, 2016, 2015 and 2014, because the actual warranty cost incurred was insignificant based on historical experience.

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

Income taxes

The Company’s subsidiaries in China are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC and Hong Kong for the years ended December 31, 2016, 2015 and 2014. The Company accounts for income tax under the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements or tax returns. Deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. Valuation allowances are established against net deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized. As of December 31, 2016, 2015 and 2014, no valuation allowance is considered necessary.

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties relating to income taxes have been incurred during the years ended December 31, 2016, 2015 and 2014. All tax returns since the Company’s inception are still subject to examination by tax authorities.

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

C.	Research and development, patents and licenses

Research and Development

For the years ended December 31, 2016, 2015 and 2014, we spent $33,847, $121,760 and $40,606, respectively, on R&D. We anticipate that we will focus our research and development efforts on improving existing products and developing new technology in the coming years.

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

There were no off-balance sheet arrangements as of December 31, 2016, December 31, 2015 and December 31, 2014 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2016:

	Payment Due by Period
		Less than	1 – 3	3 – 5	More than
Contractual Obligations	Total	1 year	years	years	5 years
Long-Term Debt Obligations	—	—	$532,775	—	—
Total	$—	$—	$532,775	$—	$—

G.	Safe Harbor

See “SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS.”

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits

Exhibit No.	Description of Exhibit

1.1(1)	Articles of Association of Hebron Technology Co., Ltd.

1.2(2)	First Amended and Restated Articles of Association of Hebron Technology Co., Ltd.

1.3(1)	Memorandum of Association of Hebron Technology Co., Ltd.

1.4(1)	First Amended and Restated Memorandum of Association of Hebron Technology Co., Ltd.

1.5(2)	Second Amended and Restated Memorandum of Association of Hebron Technology Co., Ltd.

2.1(3)	Registrant's Form of Common share Certificate

8.1(3)	List of Subsidiaries of the Registrant

11.1 (4)	Code of Business Conduct and Ethics

12.1(5)	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2(5)	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1(5)	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2(5)	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101.INS(5)	XBRL Instance Document.

101.SCH(5)	XBRL Taxonomy Extension Schema Document.

101.CAL(5)	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF(5)	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB(5)	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE(5)	XBRL Taxonomy Extension Presentation Linkbase Document.

(1)	Incorporated by reference to Form F-1 filed on April 29, 2016 (Accession No.: 0001144204-16-097715)

(2)	Incorporated by reference to Form F-1 filed on June 10, 2016 (Accession No.: 0001144204-16-107930)

(3)	Incorporated by reference to Form F-1 filed on December 16, 2015 (Accession No.: 0001144204-15-071344)

(4)	Incorporated by reference to Form 20-F filed on April 11, 2017 (File No.: 001-37829)

(5)	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Hebron Technology Co., Ltd.

	By:	/s/ Anyuan Sun
		Name:	Anyuan Sun
		Title:	Chief Executive Officer

Date: February 2, 2018

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Hebron Technology Co., Limited

We have audited the accompanying consolidated balance sheets of Hebron Technology Co., Limited and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

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

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2016	2015	2014
REVENUE
Installation service	$24,299,062	$20,069,997	$13,973,998
Fluid equipment sales	2,798,774	2,925,126	2,760,595
	27,097,836	22,995,123	16,734,593
COST OF REVENUE
Cost of product and services	16,192,810	13,875,768	10,373,281
Business and sales related taxes	443,448	380,043	268,812
GROSS PROFIT	10,461,578	8,739,312	6,092,500

OPERATING EXPENSES

General and administrative expenses	705,038	1,129,679	177,703
Selling expenses	1,742,147	1,434,230	1,098,365
Research and development expenses	33,847	121,760	40,606
Total operating expenses	2,481,032	2,685,669	1,316,674
INCOME FROM OPERATIONS	7,980,546	6,053,643	4,775,826

OTHER INCOME (EXPENSE)

Other income, net	6,431	15,321	5,083
Interest expense	(49,625)	(55,619)	(70,496)
Total other expense, net	(43,194)	(40,298)	(65,413)

INCOME BEFORE INCOME TAXES	7,937,352	6,013,345	4,710,413
PROVISION FOR INCOME TAXES	2,002,467	1,617,751	1,299,403

NET INCOME	$5,934,885	$4,395,594	$3,411,010

OTHER COMPREHENSIVE LOSS

Foreign currency translation loss	(1,401,124)	(927,892)	(56,001)

COMPREHENSIVE INCOME	$4,533,761	$3,467,702	$3,355,009

Basic and diluted earnings per common share
Basic	$0.49	$0.37	$0.28
Diluted	$0.49	$0.37	$0.28

Weighted average number of shares outstanding
Basic	12,029,538	12,000,000	12,000,000
Diluted	12,046,045	12,000,000	12,000,000

The accompanying notes are an integral part of these consolidated financial statements.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Additional paid in	Retained	Accumulated Other Comprehensive
	Shares	Amount	capital	Earnings	Income (Loss)	Total
Balance at January 1, 2014	12,000,000	$12,000	$108,970	$8,999,615	$538,323	$9,658,908
Net income	-	-	-	3,411,010	-	3,411,010
Foreign currency translation loss	-	-	-	-	(56,001)	(56,001)
Balance at December 31, 2014	12,000,000	$12,000	$108,970	$2,410,625	$482,322	$13,013,917

Net income	-	-	-	4,395,594	-	4,395,594
Foreign currency translation loss	-	-	-	-	(927,892)	(927,892)
Balance at December 31, 2015	12,000,000	$12,000	$108,970	$16,806,219	$(445,570)	$16,481,619

Issuance shares - IPO	2,695,347	2,695	10,128,995	-	-	10,131,690
Net income	-	-	-	5,934,885	-	5,934,885
Foreign currency translation loss	-	-	-	-	(1,401,124)	(1,401,124)

Balance at December 31, 2016	14,695,347	$14,695	$10,237,965	$22,741,104	$(1,846,694)	$31,147,070

The accompanying notes are an integral part of these consolidated financial statements.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,
	2016	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,934,885	$4,395,594	$3,411,010
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	517,402	444,396	372,688
Loss on disposition of property and equipment	228,245	-	-
Deferred tax expense (benefit)	56,968	(89,079)	91,993
Provision for (recovery of) doubtful accounts	(227,873)	367,314	(368,713)
Changes in operating assets and liabilities:
Contracts receivable	(5,893,527)	(3,166,105)	444,538
Accounts receivable	922,611	(973,278)	(181,703)
Notes receivable	(85,107)	(218,890)	84,357
Retainage receivables	(548,357)	(379,078)	(593,911)
Prepayment and advances to suppliers	(2,861,600)	19,284	(865,818)
Inventories	427,878	(1,106,157)	1,868,115
Other receivables	(1,535)	111,811	(72,467)
Accounts payable	(290,717)	895,595	(1,279,223)
Advances from customers	528,193	525,257	710,370
Deferred revenue	3,161	586,790	(2,666,875)
Taxes payable	2,484,264	2,191,174	1,437,389
Accrued expenses and other current liabilities	382,410	327,325	369,964
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,577,301	3,931,953	2,761,714
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of property and equipment	(7,667)	(239,917)	(1,092,754)
Repayment of third party loans	-	-	322,477
Payments for construction in progress	(973,254)	(2,896,545)	(4,310,624)
NET CASH USED IN INVESTING ACTIVITIES	(980,921)	(3,136,462)	(5,080,901)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of short-term bank loans	(795,443)	(839,648)	(2,216,998)
Proceeds from short-term bank loans	301,019	848,478	1,945,263
Proceeds from long-term loans	556,885	-	-
Proceeds from related parties	72,009	-	278,715
Gross proceeds from issuance of shares in IPO	10,782,214	-	-
Changes in restricted cash	-	-	2,505,817
Direct costs disbursed from IPO proceeds	(650,524)	-	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	10,266,160	8,830	2,512,797
EFFECT OF EXCHANGE RATE CHANGE ON CASH	(104,290)	(63,145)	(949)
NET INCREASE IN CASH	10,758,250	741,176	192,661
CASH-beginning of year	1,117,643	376,467	183,806

CASH-end of year	$11,875,893	$1,117,643	$376,467

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income tax	$-	$1,603	$198
Cash paid for interest	$50,705	$55,619	$99,097

Non-cash financing activities
Warrants issued to placement agent in connection with the Company’s IPO	$488,730	-	-

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

The Company sometimes enters into installation service contracts in connection with product sales. Even if the installation contract and product sales contracts are entered into separately, the Company evaluates them as a single arrangement and determines whether the arrangement contains more than one unit of accounting in accordance with the standard, “Multiple-Deliverable Revenue Arrangement”. An arrangement is separated, if (1) the delivered element(s) has (have) value to the customer on a stand-alone basis, (2) there is reliable evidence of the fair value of the undelivered element (s) and (3) if the arrangement includes a general right of return relative to the delivered element(s), delivery or performance of the undelivered element (s) is (are) considered probable and substantially in the control of the Company. If all three criteria are fulfilled, the appropriate revenue recognition convention is then applied to each separate unit of accounting. Generally, the total arrangement consideration is allocated to the separate units of accounting based on their relative fair values. Reliable fair values are sales prices for the component when it is regularly sold on a stand-alone basis, third-party prices for similar components or, under certain circumstances, cost plus, an adequate business specific profit margin related to the relevant element. If the three criteria are not met, revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered. The amount allocable to the delivered elements is limited to the amount that is not contingent upon delivery of additional elements or meeting other specified performance conditions.

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

The Company generally provides a one year warranty period for products sold and installation services performed. No warranty cost provisions were provided as at December 31, 2016, 2015 and 2014 because the actual warranty cost incurred was insignificant based on historical experience.

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

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long-lived assets and other acquired intangible assets

The Company reviews its long-lived assets, including property and equipment and identifiable intangibles, for impairment. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amounts to future undiscounted cash flows the assets are expected to generate. If property and equipment and certain identifiable intangibles are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds its fair value. The Company did not record any impairment as of December 31, 2016, 2015 and 2014.

Income taxes

The Company’s subsidiaries in China are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC and Hong Kong for the years ended December 31, 2016 and 2015. The Company accounts for income tax under the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements or tax returns. Deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. Valuation allowances are established against net deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized. As of December 31, 2016, 2015 and 2014, no valuation allowance is considered necessary.

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties relating to income taxes have been incurred during the years ended December 31, 2016, 2015 and 2014. All tax returns since the Company’s inception are still subject to examination by tax authorities.

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

No allowance for doubtful accounts was recorded for years ended December 31, 2016, 2015 and 2014.

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

No inventory reserves were recorded for the years ended December 31, 2016, 2015 and 2014.

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

Depreciation charge was $461,412, $384,673 and $312,158 for the years ended December 31, 2016, 2015 and 2014, respectively. Construction in progress represents direct costs of construction incurred for the Company’s new office and manufacturing facility. No depreciation is provided until construction is completed and ready for its intended use. The project was completed and placed in service in January 2017. For the year ended December 31, 2016, the Company disposed certain obsolete machinery equipment for no proceeds and recognized a loss of $228,245. No such disposition for the year ended December 31, 2015 and 2014.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — LAND USE RIGHT

The Company states land use right at cost less accumulated amortization. All land in China is government owned and cannot be sold to any individual or company. However, the government grants the user a “land use right” (the Right) to use the land. The Company has the Right to use the land for 25 years and amortizes the Right on a straight-line basis over the period of 25 years. The amortization expense was $55,990, $59,723 and $60,530 for the years ended December 31, 2016, 2015 and 2014, respectively.

	December 31, 2016	December 31, 2015
Land use right	$1,339,137	$1,432,599
Less: accumulated amortization	(267,827)	(229,216)
Land use right, net	$1,071,310	$1,203,383

	December 31, 2015	December 31, 2014
Land use right	$1,432,599	$1,513,179
Less: accumulated amortization	(229,216)	(181,581)
Land use right, net	$1,203,383	$1,331,598

The estimated future amortization expenses are as follows:

Year ending December 31
2017	$53,565
2018	53,565
2019	53,565
2020	53,565
2021	53,565
Thereafter	803,485
Total estimated future amortization expenses	$1,071,310

Note 9 — DEBT

Debt consisted of the following loans:

Lender	December 31, 2016	Term	Effective Interest Rate
Wenzhou Bank	$100,795	November 24, 2016 to November 24, 2017	6.35%
Bank of China Longwan Branch	290,866	April 13, 2016 to April 14, 2019	5.70%
Bank of China Longwan Branch	285,107	June 8, 2016 to April 14, 2019	5.70%
Party A loan *	143,993	October 25, 2016 to October 25, 2017	4.35%
Total	$820,761
Less: current portion	287,986
Long term portion	532,775

* Party A is an unrelated party

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — DEBT (continued)

Lender	December 31, 2015	Term	Effective Interest Rate
Wenzhou Bank	$107,830	November 9, 2015 to November 9, 2016	9.00%
Wenzhou Bank	73,170	November 26, 2015 to November 26, 2016	3.92%
Bank of China Longwan Branch	223,362	April 21, 2015 to April 20, 2016	6.69%
Bank of China Longwan Branch	97,047	April 21, 2015 to April 20, 2016	6.96%
Bank of China Longwan Branch	312,707	June 8, 2015 to June 1, 2016	6.12%
Total	$814,116

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

i)	The components of the income tax provision (benefit) are as follows:

	For the year ended December 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014
Current	$1,945,499	$1,706,830	$1,207,410
Deferred	56,968	(89,079)	91,993
Total	$2,002,467	$1,617,751	$1,299,403

ii)	The following table summarizes deferred tax assets resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	For the year ended December 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014
Non-current:
Provision for doubtful accounts	$191,913	$263,613	$188,162
Depreciation expense	51,050	54,613	57,685
Total	$242,963	$318,226	$245,847

 HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — INCOME TAX (continued)

No valuation allowance against the deferred tax assets is considered necessary since the Company believes that it will more likely than not utilize the future benefits. The following table reconciles the China statutory rates to the Company's effective tax rate for the years ended December 31, 2016, 2015 and 2014.

	For the year ended December 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014
China Income tax statutory rate	25.0%	25.0%	25.0%
Non-deductible items in China	0.2%	1.9%	2.6%
Effective tax rate	25.2%	26.9%	27.6%

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. All tax returns since the Company’s inception are still subject to examination by tax authorities.

Note 13 — MAJOR CUSTOMERS AND SUPPLIERS

For the year ended December 31, 2016, two major customers amounted to $2,756,882 and $2,603,814 in sales, respectively and each accounted for approximately 10% of the Company’s total revenue. For the year ended December 31, 2016, three major sub-contractors accounted for approximately 44%, 22% and 15% of subcontract costs, respectively. As of December 31, 2016, two general contractors (“Contractor A” and “Contractor B”) for the Company’s installation projects accounted for approximately 51% and 45% of the Company’s total contracts receivable balance, respectively. For the year ended December 31, 2016, only one supplier accounted for 10% of the Company’s accounts payable balance.

As of December 31, 2016, the Company had $6,813,757 and $6,043,863 contract receivable balances related to Contractor A and Contractor B, respectively. As of December 31, 2017, the Company has collected $6,702,566 and $6,043,863 from Contractor A and Contractor B which represented 98% and 100% collection of each contractor’s contract receivable balance as of December 31, 2016, respectively.

The contract receivables are generally due when the Company completes the related installation project. There were no changes of payment terms in formal amendments to the original contracts for these two contractors during the subsequent period. However, with the increasing engagements of the installation projects, these two general contractors slowed payments to the Company for their own working capital concerns and each made assurances to the Company that all the outstanding balances would be fully settled. To maintain the long-term relationship with each contractor, the Company accepted such assurances. Because the Company had no history of bad debt with these two general contractors, the Company did not provide allowance for bad debt related to these two general contractors as of December 31, 2016.

For the year ended December 31, 2015, two major customers amounted to $2,515,733 and $2,390,509 in sales, respectively, and each accounted for approximately 11%, and 10% of the Company’s total revenue, respectively. For the year ended December 31, 2015, two major suppliers accounted for approximately 45% and 24% of subcontract costs, respectively. As of December 31, 2015, two general contractors for the Company’s installation projects accounted for approximately 63% and 14% of the Company’s total contracts receivable balance, respectively. For the year ended December 31, 2015, two suppliers accounted for 22% and 15% of the Company’s accounts payable balance, respectively.

For the year ended December 31, 2014, five major customers amounted to $3,218,491, $2,814,976, $2,652,261, $2,588,802 and $2,255,235 in sales, respectively, and each accounted for approximately 19%, 17%, 16%, 15% and 13% of the Company’s total revenue, respectively. For the year ended December 31, 2014, one supplier accounted for approximately 27% of subcontract costs.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — SHAREHOLDERS’ EQUITY

On April 6, 2015, the Board of Directors adopted a consent resolution to effectuate a 1:1000 stock split. Simultaneously on April 6, 2015, the Company also issued additional 15,000,000 common shares for a nominal consideration. On April 29, 2015, the Company repurchased 4,000,000 common shares in total from current shareholders in accordance with their share percentages as treasury stock for a nominal consideration. As a result, the Company had 50,000,000 authorized common shares, $0.001 par value per share, of which 12,000,000 were issued and outstanding as of December 31, 2015 and December 31, 2014.

All the existing shareholders and directors of the Company consider this issuance of 15 million common shares and repurchase of 4 million common shares on April 29, 2015 was part of the company’s recapitalization to result in 12,000,000 common shares issued and outstanding prior to completion of this offering. No cash or other consideration was paid for these stock issuance and repurchase. The Company believes it is appropriate to reflect the 1:1000 stock split and repurchase that resulted in 12,000,000 shares of our common stock issued and outstanding on a retroactive basis similar to stock split or dividend pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all the periods presented.

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

