Form 20-F
period 2017-12-31
HEBRON TECHNOLOGY CO., LTD
filed 2018-04-26
CIK 1603993

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Longwan District

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A common shares, par value $0.001 per share	Nasdaq

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

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. The exchange rates in effect as of December 31, 2017 and 2016 were US $1.00 for RMB 6.5074 and RMB 6.94477, respectively. The average exchange rates for the years ended December 31, 2017, 2016 and 2015 were US $1.00 for RMB 6.7578, RMB 6.64410 and RMB 6.2288, respectively. We use period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the three years ended December 31, 2017, 2016 and 2015, and the selected consolidated balance sheets data as of December 31, 2017, 2016 and 2015 have been derived from our audited consolidated financial statements. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

(All amounts in U.S. dollars, except Shares outstanding)

Statement of operations data:

	Year ended December 31,
	2017	2016	2015
Revenue	$29,200,445	$27,097,836	$22,995,123
Cost of revenue	18,756,284	16,636,258	14,255,811
Gross profit	10,444,161	10,461,578	8,739,312
General and administrative	3,871,309	705,038	1,129,679
Research and development expenses	508,282	33,847	121,760
Selling expenses	2,187,253	1,742,147	1,434,230
Income from operations	3,877,317	7,980,546	6,053,643
Other income, net	377,174	6,431	15,321
Interest expense	(56,953)	(49,625)	(55,619)
Income before income taxes	4,197,538	7,937,352	6,013,345
Income taxes provision (recovery)	(2,938,849)	2,002,467	1,617,751
Net income	7,136,387	5,934,885	4,395,594
Foreign currency translation (loss)	2,249,081	(1,401,124)	(927,892)
Comprehensive income	$9,385,468	$4,533,761	$3,467,702

Balance sheet data:

	As December 31
	2017	2016	2015
Current assets	$38,580,847	$34,579,071	$16,835,897
Total assets	$54,548,682	$47,079,357	$30,133,944
Current liabilities	$13,189,549	$15,399,512	$13,652,325
Total liabilities	$14,016,144	$15,932,287	$13,652,325
Total shareholders’ equity	$40,532,538	$31,147,070	$16,481,619
Shares outstanding	14,695,347	14,695,347	12,000,000

Exchange Rate Information

Our financial information is presented in U.S. dollars. Our functional currency is Renminbi (“RMB”), the currency of the PRC. Transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than the RMB are included in statements of operations as foreign currency transaction gains or losses. Our financial statements have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in shareholders’ equity.

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

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated (www.oanda.com).

	Midpoint of Buy and Sell Prices for U.S. Dollar per RMB
Period	Period-End	Average	High	Low
2012	6.3090	6.3115	6.3862	6.2289
2013	6.1090	6.1938	6.3087	6.1084
2014	6.1484	6.1458	6.2080	6.0881
2015	6.4917	6.2288	6.4917	6.0933
2016	6.9448	6.6441	7.0672	6.4494
2017	6.5074	6.7578	6.9535	6.4686
November	6.6113	6.6222	6.6414	6.5745
December	6.5074	6.5905	6.6206	6.5074
2018 (through April 22)
January	6.2976	6.4284	6.5186	6.2976
February	6.3278	6.3267	6.3524	6.2660
March	6.2807	6.3219	6.3497	6.2742
April (through April 22)	6.2958	6.2892	6.3072	6.2750

B.	Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

C.	Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

D.	Risk Factors

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

The Company recorded a tax liability of $7,067,593 and $8,744,563 as of December 31, 2017 and 2016, respectively, for the possible underpayment of income and business taxes. It is possible that the tax liability of the Company for past taxes may be higher than those amounts, if the PRC authorities determine that we are subject to penalties. Although we have had unofficial discussions with the local tax authority and believe that it is possible that the Company will reach an agreement with the local tax authority resulting in a settlement of tax liability lower than the amount currently accrued before the end of fiscal 2017, we have no guarantee that we will be able to negotiate such a reduction on the tax liability and we cannot be certain as to how much penalties would be assessed, if any. To the extent our Company is able to negotiate such amounts, national-level taxing authorities may take the position that localities are without power to reduce such liabilities, and such PRC taxing authorities may attempt to collect unpaid taxes and penalties in amounts greatly exceeding management’s estimates.

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

While we sell most of our products in China, we may also export our products to a variety of other countries from time to time. Historically, we have relied on favorable exchange rates between China and other countries to drive revenues from products sold abroad. Over the last several years, China’s currency has appreciated against most foreign currencies, causing our products have become more expensive in other countries. To the extent the Chinese RMB continues to appreciate, our products could become more expensive and, as a result, less attractive to potential customers in other countries. The RMB depreciated from 2014 through the end of 2016, but has appreciated approximately 20% against the U.S. dollar since the beginning of 2017. See “Exchange Rate Information.”

Outstanding bank loans may reduce our available funds.

We have approximately $0.9 million and $0.8 million in bank loans outstanding as of December 31, 2017 and December 31, 2016, respectively. The loans are held at multiple banks, and all of the debt is guaranteed by members of our management, their immediate family members and unrelated third parties. In particular, our Chief Executive Officer and his brother have guaranteed this debt with recourse to their respective residences, and unrelated third parties have extended guarantees of our company’s debt in order to assist us in obtaining such loans. There can be no guarantee that we will be able to pay all amounts when due or refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

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

We signed a Research and Collaboration Agreement with Zhejiang University on January 20, 2011. Pursuant to the agreement, Zhejiang University was responsible for conducting the research and development work of intelligent process control valve on behalf of us, and we were obligated to pay Zhejiang University a total of RMB 1 million (approximately $0.15 million) in several installments. We made payments to Zhejiang University in accordance with the specific milestones stipulated in the agreement and a total of RMB 0.65 million (approximately $0.10 million) as required by the agreement was paid as of December 31, 2017.

In addition, the agreement requires us to pay a total amount of RMB 0.35 million to Zhejiang University depending on the sales of the products, which consists of RMB 0.07 million per year for 5 years starting from May 31, 2012. As of December 31, 2017, RMB 0.15 million remains outstanding because we have not put any such products from the research into market for sales, and Zhejiang University has never required us to pay for any balance by sending us any invoice. Based on the terms of the agreement, we consider that this payment is not due. However, we plan to pay the required amount according to the terms in the Research and Collaboration Agreement in the future once we start selling the products. We do not intend to make payment until the conditions in the agreement are met. Zhejiang University could file a lawsuit against us claiming the balance and damages if we refuse to pay on its demand. Such a lawsuit, whether or not successful, may cost us considerable time and expense.

The loss of any of our key customers could reduce our revenues and our profitability.

For the year ended December 31, 2017, four major customers amounted to $6,269,792, $6,022,452, $3,829,057 and $3,014,275 in sales, respectively and each accounted for approximately 22%, 21%, 13% and 10% of the Company’s total revenue. As of December 31, 2017, two general contractors for the Company’s installation projects accounted for approximately 58% and 42% of the Company’s total contracts receivable balance, respectively.

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

For the year ended December 31, 2017, three major sub-contractors accounted for approximately 44%, 18% and 16% of subcontract costs, respectively. For the year ended December 31, 2017, only one supplier accounted for 18% of the Company’s accounts payable balance, and only one supplier accounted for 17% of the Company’s total advance to suppliers balance.

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

The Company considers this one year term as a warranty period for the Company’s products sold or services provided as defined under ASC Subtopic 450-20. Historically, the Company has not experienced significant customer complaints about the products and none of customers have claimed damages for any loss incurred due to quality problems. Therefore, no separate warranty provisions were provided as at December 31, 2017, 2016 and 2015 based on historical experience.

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

As a Nasdaq-listed public company, we are subject to the U.S. Foreign Corrupt Practices Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations, agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants or distributors of our company, because these parties are not always subject to our control. We are in process of implementing an anticorruption program, which prohibits the offering or giving of anything of value to foreign officials, directly or indirectly, for the purpose of obtaining or retaining business. The anticorruption program also requires that clauses mandating compliance with our policy be included in all contracts with foreign sales agents, sales consultants and distributors and that they certify their compliance with our policy annually. It further requires that all hospitality involving promotion of sales to foreign governments and government-owned or controlled entities are in accordance with specified guidelines. In the meantime, we believe to date we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption law.

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

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market. The RMB depreciated from 2014 through the end of 2016, but has appreciated approximately 20% against the U.S. dollar since the beginning of 2017.

We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive income (loss).” For the years ended December 31, 2017, 2016 and 2015, we had foreign currency translation loss adjustments of $2.2 million, $1.4 million and $0.9 million, respectively. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to penalties and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

The SAFE promulgated the Notice on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Notice 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to material change of capitalization or structure of the PRC resident itself (such as capital increase, capital reduction, share transfer or exchange, merger or spin off). On October 16, 2015, 9 of our shareholders who are Chinese residents completed  the registration with SAFE under this Notice.

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

It is uncertain how the Individual Foreign Exchange Rules will be interpreted or enforced and whether such interpretation or enforcement will affect our ability to conduct foreign exchange transactions. Because of this uncertainty, we cannot be sure whether the failure by any of our PRC resident stockholders to make the required registration will subject our PRC subsidiaries to fines or legal sanctions on their operations, delay or restriction on repatriation of proceeds of the initial public offering into the PRC, restriction on remittance of dividends or other punitive actions that would have a material adverse effect on our business, results of operations and financial condition.

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

Risks Related to Our Corporate Structure and Operation

Our dual class structure concentrates a majority of voting power in our Chief Executive Officer, who is the only owner of our Class B common shares.

On March 7, 2018, we re-classified and re-designated our common shares into Class A common shares and Class B common shares by filing the Third Amended and Restated Memorandum of Association with the BVI Registrar of Corporate Affairs. Our Class B common shares have five votes per share, and our Class A common shares have one vote per share. Because of the five-to-one voting ratio between our Class B and Class A common shares, the holders of our Class B common shares collectively continue to control a majority of the combined voting power of our Common Shares and therefore are able to control all matters submitted to our shareholders for approval. The sole beneficial owner of such Class B common shares is our Chief Executive Officer, Mr. Anyuan Sun, who beneficially owns 1,800,000 Class B common shares through Wise Metro Development Co., Ltd. and 5,978,400 Class B common shares through Mr. Zuoqiao Sun Zhang. Mr. Sun holds in the aggregate 84.7% of the voting power of our capital stock. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our shareholders.

Future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of Class B common shares to Class A common shares will have the effect, over time, of increasing the relative voting power of those holders of Class B common shares who retain their shares in the long term.

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

We do not expect to incur materially greater costs as a result of our having become a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our Class A common shares could decline.

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

Risks Related to Ownership of Our Common Shares

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Class A common shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1.07 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our Class A common shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our Class A common shares less attractive because we may rely on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares and our stock price may be more volatile.

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

If we continue to be unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common shares may decline.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, beginning with the first annual report on Form 20-F, we have been required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. If we continue to identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which could require additional financial and management resources.

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

The market price of our Class A common shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The trading price for our common shares (or Class A common shares since March 19, 2018) has fluctuated since we first listed our common shares. Since our common shares became listed on the Nasdaq on December 27, 2016, the trading price of our common shares (or Class A common shares since March 19, 2018) has ranged from US $1.45 to US $7.02 per common share, and the last reported trading price on April 24, 2018 was $1.66 per Class A common share. The market price of our common shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A common shares if the market price of our Class A common shares increases.

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

Our board of directors is divided into three classes of directors. The current terms of the directors expire in 2018, 2019 and 2020. Directors of each class are chosen for three-year terms upon the expiration of their current terms, and each year the shareholders elect one class of directors. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders.

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

Principal Activities

Below is a brief summary of principal activities of our Company since its formation.

•	January 25, 2005, Xibolun Equipment was incorporated.

•	June 14, 2011, HK Xibolun is formed in accordance with laws and regulations of Hong Kong.

•	July 21, 2011, HK Xibolun acquired 30% ownership interest of Xibolun Equipment.

•	May 29, 2012, Hebron Technology is established under the laws of the British Virgin Islands as a holding company.

•	September 24, 2012, Xibolun Automation is incorporated.

•	December 5, 2012, HK Xibolun acquired 100% ownership interest of Xibolun Automation from Hebron Technology, Xibolun Equipment, and Zhejiang Xibolun.

•	October 22, 2012 Hebron Technology acquired 100% ownership interest of HK Xibolun. As a result, HK Xibolun became a wholly owned subsidiary of Hebron Technology.

•	July 29, 2013, Mr. Anyuan Sun transferred his 70% ownership interest in Xibolun Equipment to Xibolun Automation.

•	April 11, 2018, Hebron Technology acquired a 49% equity interest in Xuzhou Weijia Bio-Tech Co., Ltd.

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

On March 7, 2018, we re-classified and re-designated our common shares into Class A common shares and Class B common shares by filing the Third Amended and Restated Memorandum of Association with the BVI Registrar of Corporate Affairs. Pursuant to the Third Amended and Restated Memorandum of Association, our authorized shares are re-classified and re-designated into 50,000,000 common shares of par value of US$0.001 each, of which 40,000,000 share are designated as Class A common shares of par value of US$0.001 each and 10,000,000 shares are designated as Class B common shares of par value of US$0.001 each. Each Class A common share is entitled to one vote and each Class B common share is entitled to five votes on all matters subject to vote at our shareholders’ meetings. After the reclassification and re-designation, 6,916,947 Class A common shares and 7,778,400 Class B common shares were issued and outstanding. Our Chief Executive Officer, Mr. Anyuan Sun, beneficially owns all of the 7,778,400 Class B common shares. The Nasdaq marketplace effective date is March 12, 2018.

On March 10, 2018, we entered into a share acquisition agreement with the sole shareholder of Xuzhou Weijia Bio-Tech Co., Ltd. (“Weijia Bio-Tech”) and Weijia Bio-Tech to acquire 49% of the equity in Weijia Bio-Tech. As consideration, we are obligated to issue 1,442,778 unregistered Class A common shares (based on an agreed value of $2.00 per share) to the individuals designated by the selling shareholder of Weijia Bio-Tech within 20 business days after signing the agreement. On April 17, 2018, the parties signed an addendum to extend 20 business days to 40 business days. Effective as of April 9, 2018, we issued 1,442,778 unregistered Class A common shares pursuant to the agreement. On or about April 11, 2018, we completed the acquisition of the 49% equity interest in Weijia Bio-Tech.

Main Categories of Products and Services

We provided installation services and fluid equipment sales for the years ended December 31, 2017, 2016 and 2015. We also provided a one-time fluid equipment control system sales for the year ended December 31, 2013. We did not provide fluid equipment control system sales for the years ended December 31, 2017, 2016 and 2015.

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

Our Services

We specialize in installing valves and pipes for customers that require customized fluid control system solutions. We also specialize in designing and implementing solutions for industries with a high need for sanitary fluid systems. Currently, we have customers for our services in the industries of pharmaceuticals, dairy products, water purification, beverage production, cosmetics and chemical industry. We hope to expand our customer base in the future to the semi-conductor, electronic and other clean industries, but we have no near-term plans to provide services in any of these industries. Due to the requirements in these industries to avoid contamination, we focus on designing systems that may be easily and frequently cleaned and maintained. We use skilled workers to install these systems. Because the scope of a given project can be relatively large, our revenues per installation project tend to be much higher than the average product-only order; accordingly, installation services make up the largest component of our revenues. Revenues from installation services were approximately 81%, 90% and 87% of our total revenues for the years ended December 31, 2017 and 2016 and 2015, respectively.

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

Our Products

Our product line was originally focused on the construction service and pharmaceutical engineering sectors. In 2005, we shifted our product line to focus primarily on the pharmaceutical engineering sector. We focus on innovation and developing new products. Revenues from product sales were approximately 19%, 10% and 13% of our total revenues for the years ended December 31, 2017, 2016 and 2015, respectively.

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

For the year ended December 31, 2017, three major sub-contractors accounted for approximately 44%, 18% and 16% of subcontract costs, respectively. For the year ended December 31, 2017, only one supplier accounted for 18% of the Company’s accounts payable balance, and one supplier accounted for 17% of the Company’s total advance to suppliers balance.

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

Activity Distribution of Revenues

The chart below is a breakdown of total revenues by activities for the year ended December 31, 2017, 2016 and 2015, respectively.

	Fiscal 2017	Fiscal 2016	Fiscal 2015
Installation services	81%	90%	87%
Fluid equipment	19%	10%	13%
Total	100%	100%	100%

Geographic Distribution of Revenues

Nearly all (approximately 99%) of the Company’s revenue is generated in the PRC.

Customer Concentration

Because of the nature of our business which involves relatively large value sales of installation services or products to a discrete number of customers, sales to a small number of customers amount to a great percentage of our total revenue.

For the year ended December 31, 2017, four major customers amounted to 6,269,792, $6,022,452, $3,829,057 and $3,014,275 in sales, respectively, and each accounted for approximately 22%, 21%, 13% and 10% of the Company’s total revenue. As of December 31, 2017, two general contractors (“Contractor A” and “Contractor B”) for the Company’s installation projects accounted for approximately 58% and 42% of the Company’s total contracts receivable balance, respectively.

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

Year	Award	Regulatory Body	Significance
2007	AAA Credit Rating	Hangzhou Credit Evaluation Company & Bank of China Zhejiang Branch	AAA is the highest credit ranking available to Chinese enterprises and evidences strong credit and ability to repay debt.

	Longwan District Hi-Tech Enterprise	Wenzhou Longwan District Government	This award recognizes our R&D capabilities and technology and makes us eligible for beneficial tax policies.

2008	Chinese Meritorious Enterprise in Food and Pharmaceutical Machinery Industry Base	China Machinery Enterprise Management Association, Research Institute of Machinery Industry Economic & Management, & Wenzhou Food and Pharmaceutical Machinery Industry Association	It is awarded for our contributions to industry and society.

	Zhejiang Province Small and Medium-sized Entities in Technology Certificate	Department of Science and Technology of Zhejiang Province	This award recognizes our R&D capabilities and technology and makes us eligible for policy support available to technology based enterprises.

	Affiliate of the American Society of Mechanical Engineers	The American Society of Mechanical Engineers	Mr. Anyuan Sun is entitled to all the privileges granted by the Constitution of the Society.

Year	Award	Regulatory Body	Significance
2009	AAA Credit Rating	Hangzhou Credit Evaluation Company & Bank of China Zhejiang Branch	AAA is the highest credit ranking available to Chinese enterprises and evidences strong credit and ability to repay debt.

	AAA Certificate of Enterprise Credit Grade	China Medical Equipment Engineering Association	AAA is the highest credit ranking available to Chinese enterprises and evidences strong credit and ability to repay debt.

	Affiliate of the American Society of Mechanical Engineers	The American Society of Mechanical Engineers	Mr. Anyuan Sun is entitled to all the privileges granted by the Constitution of the Society.

2010	AAA Credit Rating	Hangzhou Credit Evaluation Company & Bank of China Zhejiang Branch	AAA is the highest credit ranking available to Chinese enterprises and evidences strong credit and ability to repay debt.

	Small and Medium-sized Enterprise Technology Innovation Fund Project Certificate	China Department of Science and Technology Small and Medium-sized Enterprise Technology Innovation Fund Project Management Center	This award granted us funding for research on our Intelligent Control Valves project.

	Quality Management System Certificate	China Classification Society Certification Company	Our sanitary valves and pipe fittings conform to GB/T 19001-2000 — ISO 9001:2000.

2011	Small and Medium-sized Enterprise Technology Innovation Fund Project Certificate	China Department of Science and Technology Small and Medium-sized Enterprise Technology Innovation Fund Project Management Center	This award granted us funding for research on our Intelligent Control Valves project.

	Quality Management System Certificate	China Classification Society Certification Company	Our sanitary valves and pipe fittings conform to GB/T 19001-2008 — ISO 9001:2008.

	Wenzhou Longwan Patent Model Enterprise	Wenzhou Longwan District Government	It is awarded because we have many innovative patents.

2012	AAA Credit Rating	Hangzhou Credit Evaluation Company & Bank of China Zhejiang Branch	AAA is the highest credit ranking available to Chinese enterprises and evidences strongcredit and ability to repay debt.

	Zhejiang Province Industrial Products Executive Standard Registration Certificate	Wenzhou Quality Technical Supervising Bureau Longwan Branch	It is awarded as technical reference for the enterprise organizing production, sales and accepting product quality supervision and inspection, and signing trade contracts.

	Membership of CAPE	China Association For Pharmaceutical Equipment	It is a national industry association.

Year	Award	Regulatory Body	Significance
2013	Quality Management System Certificate	China Classification Society Certification Company	Our sanitary valves and pipe fittings conform to GB/T 19001-2000 — ISO 9001:2000.

2015	Wenzhou Economic & Technology Development Zone Science and Technology Enterprise	Wenzhou Economic & Technology Development Zone Science and Technology Bureau	This award recognizes us as an enterprise which complies with the industrial policy of China and continues to conduct research and development to transform technology into product to form our core intellectual property.

	Wenzhou City Science and Technology (innovation) Enterprise	Wenzhou Science and Technology Bureau	This award recognizes us as an enterprise which complies with the industrial policy of China and continues to conduct research and development to transform technology into product to form our core intellectual property.

2016	Quality Management System Certificate	China Quality Certification Center	Our production line (according to Quality Requirement) mainly focuses on valves and pipes conforms to ISO 9001:2008 GB/T 19001-2008.

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

For the years ended December 31, 2017, 2016 and 2015, we spent $508,282, $33,847 and $121,760, respectively, on R&D. The decrease in R&D expense was because we mainly performed our R&D in-house in fiscal 2016 and reduced the engagements with third party consultants. We anticipate that we will focus our research and development efforts on improving existing products and developing new technology in the coming years.

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

We have collaborated with Zhejiang University on R&D. We signed a Research and Collaboration Agreement with Zhejiang University on January 20, 2011. Pursuant to the agreement, Zhejiang University was responsible for conducting the research and development work of intelligent process control valve on behalf of the Company, and the company was obligated to pay Zhejiang University a total of RMB 1 million (approximately $0.15 million) in several installments. The Company made payments to Zhejiang University in accordance with the specific milestones stipulated in the agreement and a total of RMB 0.65 million (approximately $0.1 million) as required by the agreement was paid as of December 31, 2017. The Company accounted for the payments as R&D expenses in accordance with ASC 730-20 for the related periods.

This agreement has been performing in material aspects. One of the most important results is the development of the intelligent process control valve which can be wholly produced by ourselves. In addition, the agreement requires us to pay a total amount of RMB 0.35 million to Zhejiang University depending on the sales of the products, which consists of RMB 0.07 million per year for 5 years starting from May 31, 2012. As of December 31, 2017, RMB 0.15 million remains outstanding because we have not put any such products into market for sales, and Zhejiang University has never required us to pay for any balance by sending us any invoice. Based on the terms of the agreement, we consider that this payment is not due. However, we plan to pay the required amount according to the terms in the Research and Collaboration Agreement in the future once we start selling the products. We do not intend to make the payment until the conditions in the agreement are met. If Zhejiang University were to demand payment at some time in the future prior to our determination that the payment was due, we would need to decide whether to contest such demand or to pay. For more details, please see “Risk Factors –We may have liability under our contract with Zhejiang University.”

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

Our Employees

As of December 31, 2017, we employed total of 89 full-time and 0 part-time employees in the following functions:

Department	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2014
Senior Management	11/0	11/0	11/0	10/0
Research and Development	9/0	10/0	10/0	8/0
Production	54/0	50/0	50/0	47/0
Sales	15/0	16/0	16/0	10/0
Total	89/0	87/0	87/0	75/0

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

While the application of the M&A Rules remains unclear, our prior PRC counsel, Yunnan Tianwaitian Law Firm, advised us that, based on their understanding of the current PRC laws and regulations as well as the notice announced on September 21, 2006:

•	the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings such as our initial public offering are subject to the CSRC approval procedures under the M&A Rules; and

•	despite the lack of any definitive rule or interpretation from CSRC, the main purpose of the M&A rule is for national security and national industrial policy and so far none of the Chinese companies that have completed their public listing in the U.S. have obtained such approval; and

•	Our business operations in China do not belong to a prohibited industry by foreign investment; and

•	Our M&A to our Chinese subsidiary companies have all obtained properly the approval from local governmental authorizations; and

•	Our BVI company is not established by a Chinese citizen. Accordingly, although the purpose of BVI incorporation is for overseas listing, the M&A rule should not apply to us.

Our PRC counsel also advises us, however, that there is still uncertainty as to how the M&A Rules will be interpreted and implemented. If the CSRC or other PRC regulatory agencies, subsequently determine that CSRC approval was required for our initial public offering, we may need to apply for remedial approval from the CSRC and we may be subject to penalties and administrative sanctions administered by these regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A common shares. Consequently, even though our PRC counsel believes the probability for the aforementioned actions is small, if you engage in market trading or other activities in anticipation of, and prior to, settlement and delivery, you do so at the risk settlement and delivery may not occur.

In addition, if the CSRC later requires that we obtain its approval for our initial public offering, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding the CSRC approval requirements could have a material adverse effect on the trading price of our Class A common shares.

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

Description of Property

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes. We were granted land use rights for our facilities in Wenzhou, which extend until December 31, 2036. Following is a list of our properties, all of which we lease:

Property	Rental Term	Space	Ground Floor Area
No. 936, Jinhai 2rd Road, Konggang New Area, Longwan District Wenzhou City, Zhejiang Province, China (C05, Binhai Ind. Park, Dalangqiao Village, Shacheng Town, Longwan District, Wenzhou).	Jan. 1, 2012 – Dec. 31, 2036		17,537 m2

Room 332 (self-assigned number), No. 1192, Third floor, Husong Highway, Songjiang District, Shanghai, China	July 1, 2016 – June 30, 2019		82 m2

Airport Xiaowei Beiyuan, Shacheng standard facility, Wenzhou, Zhejiang Province, China	January 20, 2017 – May 30, 2037	1,860 m2

Our property in No.936 Jinhai 2nd Ave. Airport New District, Longwan District, Wenzhou, Zhejiang Province, China is our central office and manufacturing facility. At this location, we have a variety of heavy equipment required to produce our valves, pipefittings and other products, including computer numerical control (“CNC”) milling machines, office equipment and product testing equipment. Our office in Shanghai is a sales offices and contain typical office equipment. None of our properties are encumbered by debt, and we are not aware of any environmental concerns or limitations on the use of our properties for the purposes we currently use them or intend to use them in the future.

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

(1)	Installation services. We specialize in installing valves and pipes with skilled and experienced workers and professional equipment. Revenues from installation services were approximately 81%, 90% 87% of our total revenues for the years ended December 31, 2017, 2016 and 2015, respectively.
(2)	Fluid equipment. We develop and manufacture valves and pipe fittings for use in pharmaceutical, biological, food and beverage, and other clean industries with an established sales and distribution network. Revenues from the sales of fluid equipment constitute approximately 19%, 10% and 13% of our total revenues for the years ended December 31, 2017, 2016 and 2015, respectively.

The following table presents an overview of our results of operations for the year ended December 31, 2017 and 2016:

	Year ended December 31,		Changes
	2017	2016	($)	(%)
Revenue	$29,200,445	$27,097,836	2,102,609	8%
Cost of revenue	18,756,284	16,636,258	2,120,026	13%
Gross profit	10,444,161	10,461,578	(17,417)	0%
General and administrative	3,871,309	705,038	3,166,271	449%
Research and development expenses	508,282	33,847	474,435	1402%
Selling expenses	2,187,253	1,742,147	445,106	26%
Income from operations	3,877,317	7,980,546	(4,103,229)	(51)%
Other income, net	377,174	6,431	370,743	5765%
Interest expense	(56,953)	(49,625)	(7,328)	15%
Income before income taxes	4,197,538	7,937,352	(3,739,814)	(47)%
Income taxes provision (recovery)	(2,938,849)	2,002,467	(4,941,316)	(247)%
Net income	7,136,387	5,934,885	1,201,502	20%
Foreign currency translation (loss)	2,249,081	(1,401,124)	3,650,205	(261)%
Comprehensive income	$9,385,468	$4,533,761	4,851,707	107%

The following table presents an overview of our results of operations for the year ended December 31, 2016 and 2015:

	Year ended December 31,		Changes
	2016	2015	($)	(%)
Revenue	$27,097,836	$22,995,123	4,102,713	18%
Cost of revenue	16,636,258	14,255,811	2,380,447	17%
Gross profit	10,461,578	8,739,312	1,722,266	20%
General and administrative	705,038	1,129,679	(424,641)	(38)%
Research and development expenses	33,847	121,760	(87,913)	(72)%
Selling expenses	1,742,147	1,434,230	307,917	21%
Income from operations	7,980,546	6,053,643	1,926,903	32%
Other income, net	6,431	15,321	(8,890)	(58)%
Interest expense	(49,625)	(55,619)	5,994	(11)%
Income before income taxes	7,937,352	6,013,345	1,924,007	32%
Income taxes	2,002,467	1,617,751	384,716	24%
Net income	5,934,885	4,395,594	1,539,291	35%
Foreign currency translation (loss)	(1,401,124)	(927,892)	(473,232)	51%
Comprehensive income	$4,533,761	$3,467,702	1,066,059	31%

Revenue

The following table sets forth the breakdown of our revenue for the year ended December 31, 2017 and 2016:

	Years ended December 31,				Changes	Changes
	2017	%	2016	%	($)	(%)
Installation service	$23,748,141	81%	$24,299,062	90%	(550,921)	(2)%
Fluid equipment sales	5,452,304	19%	2,798,774	10%	2,653,530	95%
Total revenue	$29,200,445		$27,097,836

The following table sets forth the breakdown of our revenue for the year ended December 31, 2016 and 2015:

	Years ended December 31,				Changes	Changes
	2016	%	2015	%	($)	(%)
Installation service	$24,299,062	90%	$20,069,997	87%	4,229,065	21%
Fluid equipment sales	2,798,774	10%	2,925,126	13%	(126,352)	(4)%
Total revenue	$27,097,836		$22,995,123

Revenue from installation service was $23,748,141 and $24,299,062 for the years ended December 31, 2017, and 2016, respectively, representing a decrease of approximately of $0.55 million, due to a decrease in contract amount during fiscal 2017. Revenue from installation service was $ 24,299,062 and $20,069,997 for the years ended December 31, 2016 and 2015, respectively, representing an increase approximately of $4.23 million, due to an increase in contract amount during fiscal 2016. The details are illustrated in the table below:

	Number of Projects	Average Project Revenue (USD)
2017	12	$ 2.0 million
2016	10	$ 2.4 million
2015	10	$ 2.0 million

For the years ended December 31, 2017 and 2016, revenue from sales of our fluid equipment was $5,452,304 and $2,798,774, respectively, representing an increase of approximately $2.65 million primarily due to the increase of Valve demand resulting from our efforts to expand our sales network and increase marketing activities. For the years ended December 31, 2016 and 2015, revenue from sales of our fluid equipment was $2,798,774 and $2,925,126, respectively, representing a decrease approximately of $0.1 million primarily due to change in foreign exchange rate.

Cost of revenue

The following table presents a breakdown of our cost of revenue for the year ended December 31, 2017 and 2016.

	Years ended December 31,				Changes	Changes
	2017	%	2016	%	($)	(%)
Installation service	14,278,067	76%	14,363,420	86%	(85,352)	(1)%
Fluid equipment sales	4,478,217	24%	2,272,838	14%	2,025,379	97%
Total cost of revenue	18,756,284		16,636,258

The following table presents a breakdown of our cost of revenue for the year ended December 31, 2016 and 2015.

	Years ended December 31,				Changes	Changes
	2016	%	2015	%	($)	(%)
Installation service	14,363,420	86%	11,746,747	82%	2,616,673	22%
Fluid equipment sales	2,272,838	14%	2,509,064	18%	(236,226)	(9)%
Total cost of revenue	16,636,258		14,255,811

For fiscal 2017 and 2016, cost of installation services were $14,278,067 and $14,363,420, respectively, representing a decrease of $0.08 million, which was in line with the decrease in the installation revenue in fiscal 2017. For fiscal 2016 and 2015, cost of installation services were $14,363,420 and $11,746,747, respectively, representing an increase of $2.6 million, which was consistent with the 21% increase in the installation revenue in fiscal 2016.

For fiscal 2017 and 2016, cost of our fluid equipment sales were $4,478,217 and $2,272,838, respectively, representing an approximate increase of $2.0 million, which was consistent with the 95% increase in the fluid equipment sales in fiscal 2017. For fiscal 2016 and 2015, cost of our fluid equipment sales were $2,272,838 and $2,509,064, respectively, representing an approximate decrease of $0.2 million, which was consistent with the 4% decrease in the fluid equipment sales in fiscal 2016.

Gross profit

The following table presents the gross profit of our businesses for the year ended December 31, 2017 and 2016:

	Years ended December 31,				Changes	Changes
	2017	%	2016	%	($)	(%)
Installation service	9,470,074	40%	9,935,642	41%	(465,568)	(5)%
Fluid equipment sales	974,087	18%	525,936	19%	448,151	85%
Gross profit	10,444,161	36%	10,461,578	39%	(17,417)	(0.2)%

The following table presents the gross profit of our businesses for the year ended December 31, 2016 and 2015:

	Years ended December 31,				Changes	Changes
	2016	%	2015	%	($)	(%)
Installation service	9,935,642	41%	8,323,251	41%	1,612,392	19%
Fluid equipment sales	525,936	19%	416,061	14%	109,874	26%
Gross profit	10,461,578	39%	8,739,312	38%	1,722,266	20%

The gross profit percentage for fiscal 2017 decreased 3% from fiscal 2016, primarily because the gross profit from installation sales decreased for fiscal 2017 as compared to fiscal 2016. Gross profit from installation service was decreased by 5% or approximately $0.5 million for fiscal 2017 as compared to fiscal 2016.

The gross profit percentage for fiscal 2016 increased 1% from fiscal 2015, primarily because the Company was able to charge high margin on the fluid equipment sales. Gross profit from installation service was increased by 19% or approximately $1.6 million for fiscal 2016 as compared to fiscal 2015.

Gross profit from our fluid equipment sales increased 85% in fiscal 2017 as compared to fiscal 2016. The gross profit percentage from fluid equipment sales sight decreased from 19% in fiscal 2016 to 18% in fiscal 2017.

Gross profit from our fluid equipment sales increased 26% in fiscal 2016 as compared to fiscal 2015. Due to decrease of cost in 2016, the gross profit percentage from fluid equipment sales increased from 14% in fiscal 2015 to 19% in fiscal 2016.

Expenses

	Years ended December 31,				Changes	Changes
	2017	%	2016	%	($)	(%)
General and administrative expenses	3,871,309	59%	705,038	28%	3,166,271	449%
Research development expenses	508,282	8%	33,847	2%	474,435	1402%
Selling expense	2,187,253	33%	1,742,147	70%	445,106	26%
Total operating expense	6,566,844		2,481,032		4,085,812	165%

	Years ended December 31,				Changes	Changes
	2016	%	2015	%	($)	(%)
General and administrative expenses	705,038	28%	1,129,679	47%	(424,641)	(38)%
Research development expenses	33,847	2%	121,760	2%	(87,913)	(72)%
Selling expense	1,742,147	70%	1,434,230	52%	307,917	21%
Total operating expense	2,481,032		2,685,669		(204,637)	(8)%

General and administrative expenses

For fiscal 2017, our general and administrative expenses were $3,871,309, representing an approximate increase of $3.2 million compared to fiscal 2016. The increase in general and administrative expenses was mainly due to the Company incurring approximately $0.8 million in expenses for consulting related to acquire new technology for improving its manufacturing and installation processes, approximately $0.8 million in expenses for consulting related to mergers and acquisitions (M&A). In addition, bad debts expenses increased $0.4M due to advances to vendors and other receivables, and investors relations and NASDAQ fees increased $0.13 million due to the Company’s listing on NASDAQ in December 2016. In addition, conference expenses increased $0.22 million due to the Company’s personnel attending oversea exhibitions.

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

Research and development expenses

For fiscal 2017, our research and development (R&D) expenses were $508,282, representing an increase of $474,435 compared to $33,847 in research and development expenses in fiscal 2016. The increase in R&D expense was due to an increase in the investment on R&D activities in developing intellectual valve controller system.

For fiscal 2016, our R&D expenses were $33,847, representing a decrease of $87,913 comparing to $121,760 research and development expense in fiscal 2015. The decrease in R&D expense was because we mainly performed our R&D in-house in fiscal 2016 and reduced the engagements with third party consultants.

Selling expense

For the fiscal 2017, our selling expenses were $2,187,253, representing a 26% increase from fiscal 2016. The increase was mainly due to more marketing activities were incurred after the Company listed in NASDAQ in December 2016. For the fiscal 2016, our selling expenses were $1,742,147, representing a 21% increase from fiscal 2015. The increase was mainly due to higher commission and marketing expense incurred in promoting our installation service in fiscal 2016.

Interest expense

Our interest expenses for fiscal 2017 were $56,953, representing a 15% increase compared to $49,625 in fiscal 2016 due to higher loan balance and higher interest rate in fiscal 2017. Our interest expenses for fiscal 2016 were $49,625, representing an 11% decrease comparing to $55,619 in fiscal 2015 due to lower interest rate in fiscal 2016.

Other income, net

Other income, net is used to record our non-operating income and expense, including government grants and other expenses. For the years ended December 31, 2017, 2016 and 2015, the other income, net was $377,174, $6,431 and $15,321 respectively. The increase in other income for the year ended December 31, 2017 was due to the Company’s receipt of a $443,931 grant from the local government.

Income taxes and other taxes

For years ended December 31, 2017, 2016 and 2015, revenues generated in China were subject to corporate income tax at a unified rate of 25%. The provision for income taxes decreased by $4,941,316 in fiscal 2017 compared to fiscal 2016, which was mainly because the Company reversed the accumulated tax liabilities before January 1, 2015 of approximately $5.0 million, as well as the decrease of income before taxes. The effective tax rate fiscal in 2017 were approximately (70)%, a significant decrease from the effective tax rate of approximately 25% for fiscal year 2016; the decrease was mainly due to the income tax settlement with the local tax authority.

The provision for income taxes increased by $384,716 in fiscal 2016 compared to fiscal 2015, which are consistent with the increase in the income before taxes. The effective tax rate fiscal in 2016 were approximately 25%, slightly decreased from the effective tax rate of approximately 27% for fiscal year 2015.

The Company had accrued tax liabilities of $12.0 million as of December 31, 2017, mostly related to its unpaid income tax and business tax, both of which are governed by the local tax authority. According to PRC taxation regulation, if tax has not been fully paid, tax authorities may impose tax and late payment penalties within three years. The Company obtained a written statement from the local tax authority that no additional taxes are due as of December 31, 2014. Based on these facts, the Company reversed its accumulated tax liabilities before January 1, 2015 of approximately $5.0 million. The Company will continue to discuss with the local tax authority to settle its remaining tax liabilities in the next 12 months. The Company did not record any potential penalty associated with its unpaid tax liabilities because management believes that it is very likely that they will not be assessed once they reach a settlement with the tax authority. However, management cannot be certain as to how much the Company could potentially be liable for. If the government does not grant the expected waiver currently being negotiated, management has estimated that the potential tax loss contingency related to these penalties can be either nil or as much as $0.83 million, which could consist of the following:

	Tax payable balance as	Tax loss contingencies
	of December 31, 2017	estimated

Income tax payable	$5,503,770	$0.72 million
Value added tax payable	351,098	-
Business tax payable	978,130	0.09 million
Other taxes payable	234,595	0.02 million
Total	$7,067,593	$0.83 million

In practice, since all of the taxes owed are local taxes, the local tax authority is typically more flexible and willing to provide incentives or settlements with local small and medium-size businesses to relieve their burden and to stimulate the local economy. Management believes it is likely that the Company can reach an agreement with the local tax authority to settle its remaining tax liabilities. As of December 31, 2017, the tax years ended December 31, 2015 through December 31, 2017 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

B.	Liquidity and Capital Resources

Prior to our initial public offering in December 2016, we financed our operations primarily through cash provided by operating activities. Our current cash and cash equivalents primarily consist of cash on hand, which are unrestricted as to withdrawal and use and are deposited with banks in China.

We received net proceeds of approximately $10.1 million from our initial public offering. As of December 31, 2017, the Company had utilized around $9.5 million from the IPO proceeds in purchase of inventory of approximately $5.9 million for production, paid approximately $3.2 million for consulting fees, and paid approximately $0.4 million in operating expenses related to our Nasdaq listing. As of December 31, 2017, the balance of IPO proceeds was approximately $0.6 million.

We expect that we are able to obtain additional loans from banks or private placements of our securities if necessary. We are expecting to generate additional cash flows in the near term from our installation projects and equipment sales, and from our developing new customers, expanding our equipment sales and expanding our sales networks.

As of December 31, 2017, 2016 and 2015, we had cash of $3,220,781, $11,875,893 and $1,117,643, respectively. On December 26, 2016, the Company announced the completion of a public offering of 2,695,347 shares of its common stock at a public offering price of $4.00 per share. The gross proceeds from the offering were approximately $10.8 million before deducting placement agents' commissions and other offering expenses, resulting in net proceeds of approximately $10.1 million. In connection with the offering, the Company's common stock began trading on the NASDAQ Capital Market beginning on December 26, 2016 under the symbol "HEBT".

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

Since all of the cash balance reported by us as of the latest balance sheet date, December 31, 2017, is foreign cash (RMB), the amount of foreign cash we have is the total amount of our cash, which is $3,220,781.

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

We have never declared or paid any cash dividends to our shareholders. We do not plan to pay any dividends out of our retained earnings for the years ended December 31, 2017, 2016 and 2015. With respect to retained earnings accrued after such date, our Board of Directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time. Any declaration and payment, as well as the amount, of dividends will be subject to our By-Laws, charter and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

We have limited financial obligations dominated in US dollars, thus the foreign currency restrictions and regulations in the PRC on the dividends distribution will not have a material impact on the liquidity, financial condition and results of operations of the Company.

The following table provides information about our working capital and other factors the Company takes into consideration to measure its liquidity as of December 31, 2017, 2016 and 2015:

Working Capital

	For the year ended	For the year ended
	December 31, 2017	December 31, 2016
Current asset	$38,580,847	$34,579,071
Current liabilities	13,189,549	15,399,512
Working Capital	25,391,298	19,179,559
Contract and accounts receivable turnover in days	196	145
Contract and accounts receivable turnover ratio	1.86	2.49
Inventory turnover in days	24	57

Our working capital was $25,391,298 as of December 31, 2017, an increase of approximately $6.2 million from December 31, 2016, mainly due to higher receivable and prepayment balances, and lower tax payable balance as of December 31, 2017.

For the year ended December 31, 2017 and for the year ended December 31, 2016, our accounts receivable including contract receivable turnover in days were 196 days and 145 days, respectively. The slow in turnover in the fiscal 2017 was due to the high margin installation contracts were complicated projects, which required longer service time and those customers usually made payments in 3 to 6 months after the completion of the projects.

As of December 31, 2017, and December 31, 2016, our net contract receivable balance was $16,904,972 and $12,928,033, respectively, related to our installation projects. Due to the high value of each installation project, it typically takes about 3 to 6 months for the customers to pay off the balances for the installation projects. With the increasing collection efforts, we believe we are able to successfully collect the balance.

As of December 31, 2017, the balances of our net accounts receivable, retainage receivables and net other receivable were $1,419,305, $2,564,404 and $240,284, respectively, including the balance aged over 6 months of $305,887, $817,992 and $176,959, respectively.

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

Cash Flows

The following table provides detailed information about our net cash flows for the year ended December 31, 2017, 2016 and 2015:

	Year ended December 31,
	2017	2016	2015
Net cash (used in) provided by operating activities	$(6,096,784)	$1,577,301	$3,931,953
Net cash used in investing activities	(3,126,777)	(980,921)	(3,136,462)
Net cash provided by financing activities	863,368	10,266,160	8,830
Effect of exchange rate changes on cash	(294,919)	(104,290)	(63,145)
Net (decrease) increase in cash	$(8,655,112)	$10,758,250	$741,176
Cash at beginning of year	11,875,893	1,117,643	376,467
Cash at end of year	$3,220,781	$11,875,893	$1,117,643

Operating Activities

Net cash used in operating activities for fiscal 2017 was approximately $6.1 million, which was primarily attributable to a net income of approximately $7.1 million, adjusted for non-cash items of approximately $1.2 million and adjustments for changes in working capital of approximately $14.4 million. The adjustments for changes in working capital mainly included (i) an increase in accounts and contract receivable of $3.9 million from recent completed installation projects, (ii) an increase in advance to suppliers and prepayments of $7.1 million to secure the supply and meet the needs of increasing installation services and equipment sales, (iii) a decrease in deferred revenue of $1.1 million, and (iv) a decrease in tax payable around $2.4 million, which was offset by the decrease in inventory of $0.8 million.

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

Investing Activities

Net cash used in investing activities was approximately $3.1 million for fiscal 2017, $0.98 million for fiscal 2016 and $3.14 million for fiscal 2015 nearly all of which was primarily attributable to amounts spent on constructing the Company’s new office and manufacturing facility.

Financing activities

Net cash provided in financing activities was approximately $0.86 million for fiscal 2017. It was primarily attributable to the approximately $1.05 million proceeds from various loans, offset by the loan repayments of during the year.

Net cash used in financing activities was approximately $10.27 million for fiscal 2016. It was primarily attributable to the approximately $10.78 million proceeds from the Company’s initial public offering, offset by the disbursement of the direct costs related to the initial public offering of $0.65 million.

Net cash provided by financing activities was around $8,830 for fiscal 2015, which was mainly attributable to the short-term loans approximately of $0.85 million, which was offset by the repayment of short-term bank loan of approximately of $0.84 million.

Loan facility

As of December 31, 2017, we had $872,852 in bank loans. These are bank loans with a one to three years maturity and must be paid in full upon maturity. We have had good credit performance all the time and believe our current creditors will renew their loans to us after our loans mature as they did in the past. For more details about our debts, please see the Notes to the consolidated financial statements.

Loans consisted of the following as of December 31, 2017:

Lender	December 31, 2017	Term	Effective Interest Rate
Bank of China Longwan Branch	$262,009	April 13, 2016 to April 14, 2019	5.70%
Bank of China Longwan Branch	303,501	June 8, 2016 to April 14, 2019	5.70%
Longwan Rural Commercial Bank Shacheng Branch	307,342	September 30, 2017 to September 28, 2018	10.45%
Total	$872,852
Less: current portion	457,940
Long term portion	414,912

Loans consisted of the following as of December 31, 2016:

Lender	December 31, 2016	Term	Annual Interest
Wenzhou Bank	$100,795	November 24, 2016 to November 24, 2017	6.35%
Bank of China Longwan Branch	290,866	April 13, 2016 to April 14,2019	5.70%
Bank of China Longwan Branch	285,107	June 8, 2016 to April 14,2019	5.70%
Party A loan (unrelated party)	143,993	October 25, 2016 to October 25, 2017	4.35%
Total	$820,761
Less: current portion	287,986
Long term portion	532,775

All principal of the above loans as of December 31, 2017 are due upon maturity and interest payments are due on monthly basis. For the loans borrowed from various bank, the outstanding balances were guaranteed by the Controlling Shareholder’s immediate family members and unrelated third parties.

On November 9, 2017, the Company entered into a sale leaseback agreement (the “Agreement”) with Zhongli International Leasing Co., Ltd (“Zhongli”). Pursuant to the Agreement, the Company sold certain machinery purchased during the year to Zhongli for approximately $691,520 (RMB 4.5 million). The Company then leased back the machinery from Zhongli for 48 months with a specified monthly payment over the lease term. The Company has a purchase option at a price of Nil to buy back this equipment by the end of the lease term. All these machines are currently being used by the Company for production purposes. The Company’s management has concluded that this transaction does not qualify for sale-leaseback accounting in accordance with ASC 840-40-25-11 and shall record under the financing method. Under the financing method, the assets remain on the Company’s consolidated balance sheet and the proceeds from the transactions are recorded as a financing liability.

Obligations under Material Contracts

The Company signed two lease agreements to rent office and facility for its operations. The office lease has a lease term from July 1. 2017 to June 30, 2019, and the facility lease has a lease term from June 1, 2017 to May 30, 2037. As of December 31, 2017, the Company was obligated under operating leases for minimum rentals as follows:

For the Twelve Months Ending December 31,
2018	$86,486
2019	82,798
2020	79,110
2021	79,110
2022 and thereafter	1,219,612
$1,547,116

Capital Expenditures

We spent approximately $3.1 million during the fiscal 2017 for our new building on No. 936, Jinhai 2rd Road, Konggang New Area, Longwan District Wenzhou City, Zhejiang Province, China (C05, Binhai Ind. Park, Dalangqiao Village, Shacheng Town, Longwan District, Wenzhou). The building was completed during the year ended December 31, 2017. We plan to invest additional approximately $0.2 million for decoration in the next one or two years.

The following pictures are design sketches:

Impact of Inflation

We do not believe the impact of inflation on our Company is material. Our operations are in China and China’s inflation rates have been relatively stable in the last three years: 1.9% in 2017, 2.3% in 2016, and 1.6% in 2015.

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

Regarding sales, export sales only accounted a small portion of our revenues, and most of export sales contracts are not priced in foreign currency because they were sold to foreign companies’ agents in China. Our export sales for the year ended December 31, 2017, 2016 and 2015 accounted for less 1% of total revenue and none of revenue priced in the foreign currency.

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

The Company generally provides a one year warranty period for products sold and installation services performed. No warranty cost provisions were provided as at December 31, 2017, 2016 and 2015, because the actual warranty cost incurred was insignificant based on historical experience.

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

Income taxes

The Company’s subsidiaries in China are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC and Hong Kong for the years ended December 31, 2017, 2016 and 2015. The Company accounts for income tax under the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements or tax returns. Deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. Valuation allowances are established against net deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized. As of December 31, 2017, 2016 and 2015, no valuation allowance is considered necessary.

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties relating to income taxes have been incurred during the years ended December 31, 2017, 2016 and 2015. As of December 31, 2017, the tax years ended December 31, 2015 through December 31, 2017 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

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

C.	Research and development, patents and licenses

Research and Development

For the years ended December 31, 2017, 2016 and 2015, we spent $508,282, $33,847 and $121,760, respectively, on R&D. We anticipate that we will focus our research and development efforts on improving existing products and developing new technology in the coming years.

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

There were no off-balance sheet arrangements as of December 31, 2017, December 31, 2016 and December 31, 2015 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017:

	Payment Due by Period
		Less than	1 – 3	3 – 5	More than
Contractual Obligations	Total	1 year	years	years	5 years
Bank loans	$872,852	$457,940	$414,912	$—	$—
Operating lease arrangement	1,547,116	86,486	161,908	158,220	1,140,502
Financing lease arrangement	590,865	179,182	353,136	58,547	—
Total	$3,010,833	$723,608	$929,956	$216,767	$1,140,502

G.	Safe Harbor

See “SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS.”

Item 6.	Directors, Senior Management and Employees

A.	Directors and Management

The following table provides information regarding our executive officers and directors:

Name	Age	Position(s)
Anyuan Sun	40	Chief Executive Officer and Chairman of Board
Xiaoliang Xue	32	Chief Technical Officer
Steven Fu	45	Chief Financial Officer
Xiao Jin	53	Financial Controller
Zuoqiao Sun Zhang	63	Director
Lingmin Sun	34	Director
Xuesong Liu	44	Independent Director
Hua Zhang	52	Independent Director
Xianpang Hu	49	Independent Director
Haiying Xiang	35	Independent Director

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

Steven Fu.  Mr. Fu is our Chief Financial Officer. Mr. Fu started his employment as CFO with Hebron Technology in January 2014. From 2009 through 2013, Mr. Fu was the Director of Asia Pacific, International Alliance Associates, with chief financial officer responsibilities. Mr. Fu earned his bachelor’s degree of Accountancy from Nanyang Technological University, Singapore, in 1996. Mr. Fu is also a Fellow Chartered Accountant of Singapore. He has 20 years of investment and financing experience in Asia, along with restructuring work experience. Mr. Fu is proficient in managing various aspects of the investment market across various industries. He has extensive experience in both the private equity market and the stock market.

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

Zuoqiao Sun Zhang.  Mr. Sun Zhang was a director of our Company since 2013 to September 2015, and he was appointed as the director of the Company again in January 15, 2016. He has been a Supervisor of Xibolun Automation since 2012. Since our founding, Mr. Sun Zhang has been our largest shareholder. Mr. Sun Zhang has been involved in business since 1985, when he established the first electrical appliance switch factory in Wenzhou, which employed more than 50 people. From 1996 to 2003, he was the factory manager of Si Jia Tong Yong Biological and Chemical Dairy Products in Wenzhou. From 2004 to 2012 he expanded his business geological coverage to Wuhan City and North China for our company. Over 30 years in business, Mr. Sun Zhang has become an expert in the valve manufacturing sector for pharmaceutical and medical companies. In addition to his activities with our company, Mr. Sun Zhang also invests privately. Mr. Sun Zhang graduated from Wenzhou Adult Vocational High School in 2011. We have selected Mr. Sun Zhang as a director because of his experience in the valve manufacturing business.

Lingmin Sun.  Mr. Lingmin Sun has served as our Marketing Director since March 2017 and a member of our Board of Directors since December 2017. In this role as the Marketing Director, he is responsible for all aspects of sales and marketing of our products and product-related services. Mr. Sun has managed sales and marketing services related to pharmaceutical fluid equipment and engineering for more than 10 years and accumulated a wealth of customer resources and management experience. From March 2014 to February 2017, he was the Director of Marketing for Zhejiang Xibolun Automatically Control System Engineering Technology Co., Ltd. We have elected Mr. Sun as a director to serve as a director because of his business and management skills and experience in our industry and business.

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

Election of Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. Our Chief Executive Officer and Chairman of the Board, Anyuan Sun, and one of our directors, Lingmin Sun, are the sons of one of our directors, Mr. Zuoqiao Sun Zhang. Anyuan Sun and Lingmin Sun are brothers. Other than these relationships, there is no family relationship among any of our directors or executive officers.

Board of Directors and Board Committees

Our board of directors consists of seven (7) directors. We expect that all current directors will continue to serve until the next annual meeting of shareholders at which their respective class of directors is re-elected or until their successors have been duly elected and qualified. A majority of our Board of Directors (namely, Mr. Xuesong Liu, Mr. Hua Zhang, Mr. Xianpang Hu and Ms. Haiying Xiang) are independent, as such term is defined by The Nasdaq Capital Market.

The directors are divided into three classes, as nearly equal in number as the then total number of directors permits. Class I directors shall face re-election at our annual general meeting of shareholders in 2020 and every three years thereafter. Class II directors shall face re-election at our annual general meeting of shareholders in 2018 and every three years thereafter. Class III directors shall face re-election at our annual general meeting of shareholders in 2019 and every three years thereafter.

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

Mr. Anyuan Sun currently holds both the positions of Chief Executive Officer and Chairman of the Board. We do not have a lead independent director because we believe our independent directors are encouraged to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small company; as such we deem it appropriate to be able to benefit from the guidance of Mr. Sun as both our principal executive officer and Chairman of the Board. Our Board of Directors plays a key role in our risk oversight. The Board of Directors makes all relevant Company decisions. As a smaller company with a relatively small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

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

Director Compensation

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected or until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive $10,000 per year for serving as directors and may receive option grants from our company. In addition, non-employee directors are entitled to receive reimbursement for their actual travel expenses for each Board of Directors meeting attended.

During fiscal 2017, 2016 and 2015, no employee members of our Board of Directors received compensation in their capacity as directors.

During the year ended December 31, 2017, we paid each of our four independent directors an annual director fee of $10,000. We also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In addition, we may provide incentive grants of stock, options or other securities convertible into or exchangeable for, our securities. Prior to our initial public offering, we did not pay any non-employee directors because we did not have any non-employee directors.

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

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the year ended December 31, 2017, 2016 and 2015.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Anyuan Sun	2017	60,000	0	0	0	60,000
Chief Executive Officer	2016	30,102	0	0	0	30,102
	2015	32,109	0	0	0	32,109
Steven Fu	2017	45,000	0	0	0	45,000
Chief Financial Officer	2016	100,000	0	0	0	100,000
	2015	100,000	0	0	0	100,000
Xiaoliang Xue	2017	30,000	0	0	0	30,000
Chief Technical Officer	2016	18,061	0	0	0	18,061
	2015	18,061	0	0	0	18,061

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

Anyuan Sun

We entered an employment agreement with our Chief Executive Officer, Mr. Sun, effective as of January 1, 2012 and running through December 31, 2014 that provided a salary of RMB16,667 per month. We entered into an employment agreement with Mr. Sun effective as of January 1, 2015 and running through December 31, 2016, with the salary of RMB16,667 per month. We entered into a new employment agreement with Mr. Sun, which provided an annual salary of $60,000 for the period from January 1, 2017 to December 31, 2018. We also entered into an engagement letter between Hebron Technology and Mr. Sun on September 9, 2015 which indicated that Mr. Sun would serve as the Chief Executive Officer of Hebron Technology from January 1, 2015 to December 31, 2016 with no separate compensation in addition to the salary in the employment agreement mentioned above.

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

Major Shareholders

The following table sets forth information with respect to beneficial ownership of our common shares as of April 25, 2018 by:

•	Each person who is known by us to beneficially own more than 5% of our outstanding common shares;

•	Each of our director, director nominees and named executive officers; and

•	All directors and named executive officers as a group.

The number and percentage of common shares beneficially owned are based on 16,269,577 common shares outstanding as of April 25, 2018. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. Beneficial owners have same voting rights as holders of record. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of April 25, 2018 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at c/o Zhejiang Xibolun Automation Project Technology Co., Ltd., No. 587-A 15th Road, 3rd Av. Binhai Ind. Park, Economic & Technology Development Zone, Wenzhou, Zhejiang, China 325000. As of April 25, 2018, we have 107 shareholders of record.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)	Percentage Ownership	Percentage Voting Power(2)
Directors and Named Executive Officers:
Anyuan Sun, Chief Executive Officer and Chairman(3)	7,778,400	47.8%	82.1%
Xiaoliang Xue, Chief Technical Officer	0	0%	0%
Steven Fu, Chief Financial Officer	0	0%	0%
Xiao Jin, Financial Controller	0	0%	0%
Zuoqiao Sun Zhang, Director(4)	0	0%	0%
Lingmin Sun, Director	0	0%	0%
Xuesong Liu, Director	0	0%	0%
Hua Zhang, Director	0	0%	0%
Haiying Xiang, Director	0	0%	0%
Xianpang Hu, Director	0	0%	0%
All directors and executive officers as a group (10 persons)	7,778,400	47.8%	82.1%
5% Beneficial Owners:
Wise Metro Development Co., Ltd.(5)	1,800,000	11.1%	19.0%
Yung Kong Chin(6)	1,200,000	7.4%	2.5%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares. All shares represent only common shares held by shareholders as no options are issued or outstanding.

(2)	Class A common shares have one vote per share. Class B common shares have five votes per share.

(3)	Includes the sole power to direct the voting and disposition of (a) the 1,800,000 Class B common shares held by Wise Metro Development Co., Ltd., (b) the 5,978,400 Class B common shares held by Mr. Zuoqiao Sun Zhang. Due to his ownership of a majority of all outstanding common shares and the fact that his shares are the only outstanding Class B common shares (which have five votes per share rather than one vote like Class A common shares), Mr. Anyuan Sun effectively controls our Company.

(4)	Mr. Zuoqiao Sun Zhang, the father of Mr. Anyuan Sun, is nominally holding 5,978,400 Class B common shares of the Company for Mr. Anyuan Sun. Mr. Zuoqiao Sun Zhang does not, directly or indirectly, exercise or share voting or investment power of any shares held by him and disclaims beneficial ownership of such shares.

(5)	Wise Metro Development Co., Ltd., holding 1,800,000 Class B common shares of the Company, is solely owned by Mr. Anyuan Sun, who has the sole power to direct the voting and disposition of such shares.

(6)	Mr. Yung Kong Chin owns 90% of Paces Battle Group, Inc., a capital broker/dealer, through Westwind LLC owned by him. He is not a FINRA registered person, and has no role in the operations of Paces Battle Group.

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

There are no related party transactions for the year ended December 31, 2017 except the transactions mentioned below.

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

Mr. Anyuan Sun, the controlling shareholder of the Company, provided a guarantee of RMB 800,000 (approximately $115,195) to the loan agreements entered by and between Xibolun Equipment and Wenzhou Bank on November 24, 2016 ending November 24, 2017. The loan was repaid upon the maturity date.

Mr. Anyuan Sun, the controlling shareholder of the Company, and his wife Ms. Xiaojie Wang, jointly provided a guarantee of RMB 4,000,000 (approximately $614,653) to the loan agreements entered by and between Xibolun Auto and Bank of China Longwan Branch on April 13, 2016 ending April 14, 2019.

Ms. Zhiling Sun, Mr. Anyuan Sun’s cousin, and her husband Mr. Zhenguo Wang jointly provided a guarantee of RMB 4,000,000 (approximately $614,653) to the loan agreements entered by and between Xibolun Auto and Bank of China Longwan Branch on April 13, 2016 ending April 14, 2021.

Ms. Zhiling Sun, Mr. Anyuan Sun’s cousin, provided a guarantee of RMB 2,000,000 (approximately $307,327) to the loan agreements entered by and between Xibolun Auto and Longwan Rural Commercial Bank Shacheng Branch on September 30, 2017 ending September 28, 2018.

Mr. Anyuan Sun, the controlling shareholder of the Company, provided real property as collateral valued at RMB 1,980,000 (approximately $304,269) for the loan agreements entered into by and between Xibolun Auto and Bank of China Longwan Branch on June 8, 2016 ending April 14, 2021.

Mr. Lingmin Sun, brother of Mr. Anyuan Sun, provided real property as collateral valued at RMB2,030,000 (approximately $311,953) for the loan agreements entered by and between Xibolun Auto and Longwan Rural Commercial Bank Shacheng Branch on September 17, 2017 ending September 28, 2018.

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

A.	Consolidated Statements and Other Financial Information

Please refer to Item 18.

We incorporate by reference in the Registration Statement on Form F-3 (File No. 333- 222995) our consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2017, which appears in this Annual Report on Form 20-F.

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

Our common shares (or Class A common shares since March 19, 2018) have been listed on the Nasdaq Capital Market since December 27, 2016 under the symbol “HEBT.” The table below shows, for the periods indicated, the high and low market prices for our shares.

	Market Price Per Share
	High	Low
Yearly:
2016 (from December 27, 2016)	$5.85	4.95
2017	$5.93	2.53
2018 (through April 20, 2018)	2.61	1.45

Quarterly:
Fourth quarter 2016 (from December 27, 2016)	$5.85	4.95
First quarter 2017	$5.93	3.30
Second quarter 2017	$4.24	2.53
Third quarter 2017	$3.90	2.54
Fourth quarter 2017	$3.57	2.63
First quarter 2018	2.61	1.45

Monthly:
November 2017	$3.32	2.97
December 2017	$3.07	2.63
January 2018	2.61	1.94
February 2018	2.20	1.63
March 2018	2.00	1.45
April 2018 (through April 20, 2018)	2.08	1.58

B.	Plan of distribution

Not applicable for annual reports on Form 20-F.

C.	Markets

Our Class A common shares are listed on the Nasdaq Capital Market under the symbol “HEBT.”

D.	Selling shareholders

Not applicable for annual reports on Form 20-F.

E.	Dilution

Not applicable for annual reports on Form 20-F.

F.	Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10.	Additional Information

A.	Share capital

Not applicable for annual reports on Form 20-F.

B.	Memorandum and articles of association

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

The following sets forth the material British Virgin Islands, Chinese and U.S. federal income tax consequences related to an investment in our Class A common shares. It is directed to U.S. Holders (as defined below) of our Class A common shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our Class A common shares, such as the tax consequences under state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Class A common shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the common shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, common shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on The NASDAQ Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares.

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

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A common shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Common Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the common shares. The gain or loss will generally be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A common shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

A non-U.S. corporation is considered a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either:

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

Based on the market price of our common shares, the value of our assets and the composition of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2017 December 31, 2016 or December 31, 2015. However, given the factual nature of the analyses and the lack of guidance, no assurance can be given. We do not expect to be a PFIC for our taxable year ending December 31, 2018. However, because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year, our actual PFIC status will not be determinable until the close of the taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our common shares, our PFIC status will depend in large part on the market price of our common shares. Accordingly, fluctuations in the market price of the common shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our initial public offering. If we are a PFIC for any year during which you hold common shares, we will continue to be treated as a PFIC for all succeeding years during which you hold common shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the common shares.

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

Information Reporting and Backup Withholding

Dividend payments with respect to our common shares and proceeds from the sale, exchange or redemption of our common shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, the RMB has not been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar or the Euro in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in RMB exchange rate and lessen intervention in the foreign exchange market. The RMB depreciated from 2014 through the end of 2016, but has appreciated approximately 20% against the U.S. dollar since the beginning of 2017.

Interest Rate Risk

Our interest rate risk arises from short and long-term borrowings. As of December 31, 2017, and 2016, we had no borrowings with variable rates and we were not exposed to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk.

As of December 31, 2017, and 2016, we had no long-term interest-bearing assets or long-term interest-bearing liabilities.

Credit Risk

Our cash is invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, contracts receivable, accounts receivable and retainage receivables. As of December 31, 2017, and 2016, $3,216,938 and $11,871,674, respectively, of the Company’s cash was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. While management believes that these financial institutions are of high credit quality, it also continually monitors their creditworthiness.

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

Material Modifications to the Rights of Security Holders

On March 7, 2018, we filed the Third Amended and Restated Memorandum of Association with the BVI Registrar of Corporate Affairs. Pursuant to the Third Amended and Restated Memorandum of Association, our authorized shares are re-classified and re-designated into 50,000,000 common shares of par value of US$0.001 each, of which 40,000,000 share are designated as Class A common shares of par value of US$0.001 each and 10,000,000 shares are designated as Class B common shares of par value of US$0.001 each. Each Class A common share is entitled to one vote and each Class B common share is entitled to five votes on all matters subject to vote at our general meetings. Future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of Class B common shares to Class A common shares will have the effect, over time, of increasing the relative voting power of those holders of Class B common shares who retain their shares in the long term.

Each Class B Common Share is convertible into one (1) Class A Common Share at any time by the holder. The right to convert are exercisable by the holder of the Class B Common Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Common Shares into Class A Common Shares. The number of Class B Common Shares held by a holder will be automatically and immediately converted into an equal and corresponding number of Class A Common Shares upon any direct or indirect sale, transfer, assignment or disposition of such number of Class B Common Shares by the holder or an Affiliate or such holder or the direct or indirect transfer or assignment of the voting power attached to such number of Class B Common Shares through voting proxy or otherwise to any person or entity that is not an Affiliate of such holder. For the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class B Common Shares to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third-party right is enforced and results in the third party holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related Class B Common Shares, in which case all the related Class B Common Shares shall be automatically converted into the same number of Class A Common Shares. Any conversion of Class B Common Shares into Class A Common Shares shall be effected by means of the re-designation of each relevant Class B Common Share as a Class A Common Share. All Class B Common shares will be automatically converted into the same number of Class A Common Shares as soon as the Class B Shareholder beneficially owns less than 388,920 Class B Common Shares.

Class A Common Shares are not convertible into Class B Common Shares under any circumstances.

Save and except for voting rights and conversion rights as set out in the Third Amended and Restated Memorandum of Association, the Class A Common Shares and the Class B Common Shares shall rank pari passu and shall have the same rights, preferences, privileges and restrictions.

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

We received and used net proceeds of approximately $10.1 million from our initial public offering. As of December 31, 2017, the Company had utilized around $9.5 million from the IPO proceeds in purchase of inventory of approximately $5.9 million for production, paid approximately $3.2 million for consulting fees, and paid approximately $0.4 million in operating expense related to the U.S. listing. As of December 31, 2017, the balance of IPO proceeds was approximately $0.6 million.

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

As of December 31, 2017, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2017, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017. In making its assessment, management used the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control:,(i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of December 31, 2017, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

•	The Company does not have adequate internal accounting personnel with sufficient knowledge of the US GAAP and SEC reporting standards, which could lead to material misstatements being undetected in a timely manner.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

The following changes in our internal controls over financial reporting occurred during the twelve months ended December 31, 2017 and have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting:

•	We have begun to maintain written policies and procedures, and prepare Board minutes and resolutions for significant transactions on a timely basis. We believe these efforts will improve our internal controls.

Although we believe there is room to improve our segregation of duties related to certain job responsibilities for initiating, authorizing, and recording of certain transactions, our ability to improve such segregation is limited as a small-size public company.

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

Friedman LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal 2017 and 2016. Audit services provided by Friedman LLP for fiscal 2017 and 2016 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

During fiscal 2017, 2016 and 2015, Friedman LLP’s fees for the annual audit of our financial statements and the quarterly reviews of the financial statements were $175,000, $145,000 and $158,000, respectively.

Audit-Related Fees

The Company has not paid Friedman LLP for audit-related services in fiscal 2017, 2016 and 2015.

Tax Fees

The Company has not paid Friedman LLP for tax services in fiscal 2017, 2016 and 2015.

All Other Fees

The Company has not paid Friedman LLP for any other services in fiscal 2017, 2016 and 2015.

Audit Committee Pre-Approval Policies

Before Friedman LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Friedman LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2017 that were attributed to work performed by persons other than Friedman LLP’s full-time permanent employees was less than 50%.

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

We are incorporated in the British Virgin Islands and our corporate governance practices are governed by applicable British Virgin Islands law. In addition, because our Class A common shares are listed on The Nasdaq Capital Market, we are subject to Nasdaq’s corporate governance requirements.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits

Exhibit No.	Description of Exhibit

1.1(1)	Articles of Association of Hebron Technology Co., Ltd.

1.2(2)	First Amended and Restated Articles of Association of Hebron Technology Co., Ltd.

1.3(1)	Memorandum of Association of Hebron Technology Co., Ltd.

1.4(1)	First Amended and Restated Memorandum of Association of Hebron Technology Co., Ltd.

1.5(2)	Second Amended and Restated Memorandum of Association of Hebron Technology Co., Ltd.

1.6(5)	Third Amended and Restated Memorandum of Association of Hebron Technology Co., Ltd.

2.1(6)	Registrant's Form of Class A common share Certificate

2.2(6)	Registrant's Form of Class B common share Certificate

8.1(3)	List of Subsidiaries of the Registrant

11.1 (4)	Code of Business Conduct and Ethics

12.1(6)	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2(6)	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1(6)	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2(6)	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1(6)	Consent Letter of Friedman LLP

101.INS(6)	XBRL Instance Document.

101.SCH(6)	XBRL Taxonomy Extension Schema Document.

101.CAL(6)	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF(6)	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB(6)	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE(6)	XBRL Taxonomy Extension Presentation Linkbase Document.

(1)	Incorporated by reference to Form F-1 filed on April 29, 2016 (Accession No.: 0001144204-16-097715)

(2)	Incorporated by reference to Form F-1 filed on June 10, 2016 (Accession No.: 0001144204-16-107930)

(3)	Incorporated by reference to Form F-1 filed on December 16, 2015 (Accession No.: 0001144204-15-071344)

(4)	Incorporated by reference to Form 20-F filed on April 11, 2017 (File No.: 001-37829)

(5)	Incorporated by reference to Form 6-K filed on March 9, 2018 (File No.: 001-37829)

(6)	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Hebron Technology Co., Ltd.

	By:	/s/ Anyuan Sun
		Name:	Anyuan Sun
		Title:	Chief Executive Officer

Date: April 25, 2018

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Hebron Technology Co., Limited.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hebron Technology Co., Limited. and its subsidiaries (collectively, the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2013.

New York, New York

April 25, 2018

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2017	2016
ASSETS
CURRENT ASSETS:
Cash	$3,220,781	$11,875,893
Restricted Cash	55,322	-
Contracts receivable, net	16,904,972	12,928,033
Accounts receivable, net	1,419,305	187,852
Notes receivable	689,171	277,745
Retainage receivables, net	2,564,404	2,425,500
Inventories	1,582,501	2,249,623
Prepayments and advances to suppliers, net	11,904,107	4,537,823
Other receivables, net	240,284	96,602
TOTAL CURRENT ASSETS	38,580,847	34,579,071

Property and equipment at cost, net of accumulated depreciation	14,588,262	11,186,013
Land use right, net of accumulated amortization	1,086,148	1,071,310
Deposits for rent	46,101	-
Deferred tax assets	247,324	242,963

TOTAL ASSETS	$54,548,682	$47,079,357

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term loans	$457,940	$287,986
Notes Payable	55,322	-
Accounts payable	1,276,784	1,185,215
Accrued expenses and other current liabilities	1,327,513	1,009,878
Other loan payable - current	179,182	-
Advances from customers	2,825,215	3,060,962
Deferred revenue	-	1,042,511
Taxes payable	7,067,593	8,744,563
Due to related parties	-	68,397
TOTAL CURRENT LIABILITIES	13,189,549	15,399,512

Other loan payable - long-term	411,683
Long-term loans	414,912	532,775

TOTAL LIABILITIES	14,016,144	15,932,287

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common stock, $0.001 par value, 50,000,000 shares authorized, 14,695,347 shares issued and outstanding as of December 31, 2017 and 2016, respectively	14,695	14,695
Additional paid-in capital	10,237,965	10,237,965
Retained earnings	29,877,491	22,741,104
Accumulated other comprehensive income (loss)	402,387	(1,846,694)
TOTAL SHAREHOLDERS' EQUITY	40,532,538	31,147,070

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$54,548,682	$47,079,357

The accompanying notes are an integral part of these consolidated financial statements.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATION AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2017	2016	2015
REVENUE
Installation service	$23,748,141	$24,299,062	$20,069,997
Fluid equipment sales	5,452,304	2,798,774	2,925,126
	29,200,445	27,097,836	22,995,123
COST OF REVENUE
Cost of product and services	18,080,777	16,192,810	13,875,768
Business and sales related taxes	675,507	443,448	380,043
GROSS PROFIT	10,444,161	10,461,578	8,739,312

OPERATING EXPENSES

General and administrative expenses	3,871,309	705,038	1,129,679
Selling expenses	2,187,253	1,742,147	1,434,230
Research and development expenses	508,282	33,847	121,760
Total operating expenses	6,566,844	2,481,032	2,685,669
INCOME FROM OPERATIONS	3,877,317	7,980,546	6,053,643

OTHER INCOME (EXPENSE)

Other income, net	377,174	6,431	15,321
Interest expense	(56,953)	(49,625)	(55,619)
Total other income (expense), net	320,221	(43,194)	(40,298)

INCOME BEFORE INCOME TAXES	4,197,538	7,937,352	6,013,345
INCOME TAXES PROVISION (RECOVERY)	(2,938,849)	2,002,467	1,617,751

NET INCOME	$7,136,387	$5,934,885	$4,395,594

OTHER COMPREHENSIVE INCOME (LOSS)

Foreign currency translation income (loss)	2,249,081	(1,401,124)	(927,892)

COMPREHENSIVE INCOME	$9,385,468	$4,533,761	$3,467,702

Basic and diluted earnings per common share
Basic	$0.49	$0.49	$0.37
Diluted	$0.49	$0.49	$0.37

Weighted average number of shares outstanding
Basic	14,695,347	12,029,538	12,000,000
Diluted	14,695,347	12,046,045	12,000,000

The accompanying notes are an integral part of these consolidated financial statements.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Additional paid in	Retained	Accumulated Other Comprehensive
	Shares	Amount	capital	Earnings	Income (Loss)	Total
Balance at January 1, 2015	12,000,000	$12,000	$108,970	$12,410,625	$482,322	$13,013,917

Net income	-	-	-	4,395,594	-	4,395,594
Foreign currency translation loss	-	-	-	-	(927,892)	(927,892)
Balance at December 31, 2015	12,000,000	$12,000	$108,970	$16,806,219	$(445,570)	$16,481,619

Issuance shares - IPO	2,695,347	2,695	10,128,995	-	-	10,131,690
Net income	-	-	-	5,934,885	-	5,934,885
Foreign currency translation loss	-	-	-	-	(1,401,124)	(1,401,124)
Balance at December 31, 2016	14,695,347	$14,695	$10,237,965	$22,741,104	$(1,846,694)	$31,147,070

Net Income	-	-	-	7,136,387	-	7,136,387
Foreign currency translation income	-	-	-	-	2,249,081	2,249,081

Balance at December 31, 2017	14,695,347	$14,695	$10,237,965	$29,877,491	$402,387	$40,532,538

The accompanying notes are an integral part of these consolidated financial statements.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2017	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$7,136,387	$5,934,885	$4,395,594
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	939,995	517,402	444,396
Loss on disposition of property and equipment	12,179	228,245	-
Deferred tax expense (benefit)	11,526	56,968	(89,079)
Provision for (recovery of) doubtful accounts	187,715	(227,873)	367,314
Changes in operating assets and liabilities:
Contracts receivable	(2,992,867)	(5,893,527)	(3,166,105)
Accounts receivable	(950,850)	922,611	(973,278)
Notes receivable	(378,205)	(85,107)	(218,890)
Retainage receivables	(80,360)	(548,357)	(379,078)
Prepayment and advances to suppliers	(7,127,018)	(2,861,600)	19,284
Inventories	788,000	427,878	(1,106,157)
Other receivables	(156,074)	(1,535)	111,811
Accounts payable	26,450	(290,717)	895,595
Notes Payable	53,272	-	-
Advances from customers	(370,964)	528,193	525,257
Deferred revenue	(1,071,355)	3,161	586,790
Taxes payable	(2,365,120)	2,484,264	2,191,174
Accrued expenses and other current liabilities	240,505	382,410	327,325
NET CASH PROVIDED BY (USED IN ) OPERATING ACTIVITIES	(6,096,784)	1,577,301	3,931,953

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of property and equipment	(3,126,777)	(7,667)	(239,917)
Payments for construction in progress	-	(973,254)	(2,896,545)
NET CASH USED IN INVESTING ACTIVITIES	(3,126,777)	(980,921)	(3,136,462)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	295,954	301,019	848,478
Repayment of short-term bank loans	-	(795,443)	(839,648)
Proceeds from long-term loans	173,873	556,885	-
Repayment of long-term loans	(47,353)	-	-
Proceeds from other loan	582,205
Repayment of other loan	(21,457)
Proceeds from (repayment of) related parties	(66,582)	72,009	-
Proceeds from issuance of shares in IPO	-	10,131,690	-
Restricted cash	(53,272)	-	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	863,368	10,266,160	8,830

EFFECT OF EXCHANGE RATE CHANGE ON CASH	(294,919)	(104,290)	(63,145)
NET INCREASE IN CASH	(8,655,112)	10,758,250	741,176
CASH-beginning of year	11,875,893	1,117,643	376,467

CASH-end of year	$3,220,781	$11,875,893	$1,117,643

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income tax	$-	$-	$1,603
Cash paid for interest	$75,704	$50,705	$55,619

Non-cash financing activities
Warrants issued to placement agent in connection with the Company’s IPO	$-	488,730	-

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

The Company adopted ASC 606 as of January 1, 2018, under the modified retrospective method where the cumulative effect is recognized at the date of initial application. The Company has evaluated the impact of ASC 606 and has determined that fixed-price contracts, which comprise substantially all of the Company’s revenue, will most often represent a single performance obligation. The Company determined the impact of the adoption on both revenue recognition for sales of product and installation contracts to be immaterial on its consolidated financial statements and disclosures.

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

The Company generally provides a one year warranty period for products sold and installation services performed. No warranty cost provisions were provided as at December 31, 2017, 2016 and 2015 because the actual warranty cost incurred was insignificant based on historical experience.

Cash

The Company maintains cash with financial institutions in China, which are typically not insured or otherwise protected. Should any of these institutions holding the Company’s cash become insolvent, or if the Company is unable to withdraw funds for any reason, the Company could lose the cash on deposit with that institution.

Accounts and contract receivables

Accounts and contract receivables from equipment sales and installation service are stated at net realizable value. An allowance for doubtful accounts is established based on the management’s assessment of the recoverability of accounts and other receivables. Judgment is required in assessing the realizability of these receivables, including the current credit worthiness of each customer and the related aging analysis. An allowance is provided for accounts when management has determined that the likelihood of collection is doubtful. The Company writes off accounts receivable against the allowance when a balance is determined to be uncollectible.

Retainage receivables

Retainage receivables represent the amount retained by the Company’s customers to ensure the quality of the installation and any possible follow-up maintenance related to the installation. The term of these retainage receivables is typically within one year after the completion date of installation projects. If there is no dispute for the quality of installation project during one year, such retainage receivable should be paid by the Company’s customer. Management regularly reviews aging of retainage receivables and changes in payment trends and records allowance when management believes collection of amounts due are at risk. The Company did not record any reserves as of December 31, 2017, 2016 and 2015.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

Inventories are stated at the lower of cost or net realizable value. Inventories consist of raw materials, finished goods, working in process, low value consumables, and installation projects in process that had not been completed. Provision is made for slow-moving, obsolete or unusable inventory.

Advances to suppliers

The Company advances funds to certain suppliers for purchases of raw materials, plant and equipment. These advances are interest free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company recorded provision for doubtful accounts of $386,563, $18,717 and $19,284 for the years ended December 31, 2017, 2016 and 2015, respectively.

Property and equipment

Property and equipment are recorded at cost. Depreciation is provided in amounts sufficient to amortize the cost of the related assets over their useful lives using the straight line method, as follows:

Useful life
Buildings	20 years
Machinery equipment	3 - 10 years
Transportation equipment	4 years
Office equipment	3 - 5 years
Leasehold improvements	5 years

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

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Long-lived assets and other acquired intangible assets

The Company reviews its long-lived assets, including property and equipment and identifiable intangibles, for impairment. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amounts to future undiscounted cash flows the assets are expected to generate. If property and equipment and certain identifiable intangibles are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds its fair value. The Company did not record any impairment as of December 31, 2017, 2016 and 2015.

Income taxes

The Company’s subsidiaries in China are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC and Hong Kong for the years ended December 31, 2017, 2016 and 2015. The Company accounts for income tax under the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements or tax returns. Deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. Valuation allowances are established against net deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized. As of December 31, 2017, 2016 and 2015, no valuation allowance is considered necessary.

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties relating to income taxes have been incurred during the years ended December 31, 2017, 2016 and 2015. As of December 31, 2017, the tax years ended December 31, 2015 through December 31, 2017 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Under the Provisional Regulations of PRC Concerning Income Tax on Enterprises promulgated by the PRC, income tax is payable by enterprises at a rate of 25% of their taxable income.

The Company believes that it has provided the best estimates of its accrued tax liabilities because those accruals are based on the prevailing tax rates stipulated by the laws (see Note 12).

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

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, contracts receivable, accounts receivable and retainage receivables. As of December 31, 2017 and 2016, $3,216,938 and $11,871,674 of the Company’s cash were on deposit at financial institutions in the RMB where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. While management believes that these financial institutions are of high credit quality, it also continually monitors their creditworthiness.

Contracts receivable, accounts receivable and retainage receivables are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Earnings) per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2017, 2016 and 2015, total of Nil, 16,507 and Nil unexercised Public Offering Warrants are dilutive, and were included in the computation of diluted EPS.

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

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. Generally Accepted Accounting Principles when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The guidance in ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods within those periods), which means it will be effective for the Company’s fiscal year beginning January 1, 2018. In March 2016, the FASB issued ASU No. 2016-08, “Principal versus Agent Considerations (Reporting Revenue versus Net)” (“ASU 2016-08”), which clarifies the implementation guidance on principal versus agent considerations in the new revenue recognition standard. In April 2016, the FASB issued ASU No. 2016-10, “Identifying Performance Obligations and Licensing” (“ASU 2016-10”), which reduces the complexity when applying the guidance for identifying performance obligations and improves the operability and understandability of the license implementation guidance. In May 2016, the FASB issued ASU No. 2016-12 “Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”), which amends the guidance on transition, collectability, noncash consideration and the presentation of sales and other similar taxes. In December 2016, the FASB further issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers” (“ASU 2016-20”), which makes minor corrections or minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments are intended to address implementation and provide additional practical expedients to reduce the cost and complexity of applying the new revenue standard. These amendments have the same effective date as the new revenue standard.

The Company adopted ASC 606 as of January 1, 2018, under the modified retrospective method where the cumulative effect is recognized at the date of initial application. The Company has evaluated the impact of ASC 606 and has determined that fixed-price contracts, which comprise substantially all of the Company’s revenue, will most often represent a single performance obligation. The Company determined the impact of the adoption on both revenue recognition for sales of product and installation contracts to be immaterial on its consolidated financial statements and disclosures.

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

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows”. The amendments provide guidance on the following eight specific cash flow issues: (1) Debt Prepayment or Debt Extinguishment Costs; (2) Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; (3) Contingent Consideration Payments Made after a Business Combination; (4)Proceeds from the Settlement of Insurance Claims; (5) Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned; (6) Life Insurance Policies; (7) Distributions Received from Equity Method Investees; (8) Beneficial Interests in Securitization Transactions; and Separately Identifiable Cash Flows and Application of the Predominance Principle. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim reporting periods within fiscal years beginning after December 15, 2019. The amendments should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company determined the impact of the adoption of this guidance will not have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, "Business Combinations (Topic 805): Clarifying the Definition of a Business". The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Basically these amendments provide a screen to determine when a set is not a business. If the screen is not met, the amendments in this ASU first, require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and second, remove the evaluation of whether a market participant could replace missing elements. These amendments take effect for public businesses for fiscal years beginning after December 15, 2017 and interim periods within those periods. The adoption of this guidance will not have a material impact on its consolidated financial statements.

In February 2017, the FASB issued ASU No. 2017-05 (“ASU 2017-05”) to provide guidance for recognizing gains and losses from the transfer of nonfinancial assets and in-substance nonfinancial assets in contracts with non-customers, unless other specific guidance applies. The standard requires a company to derecognize nonfinancial assets once it transfers control of a distinct nonfinancial asset or distinct in substance nonfinancial asset. Additionally, when a company transfers its controlling interest in a nonfinancial asset, but retains a noncontrolling ownership interest, the company is required to measure any noncontrolling interest it receives or retains at fair value. The guidance requires companies to recognize a full gain or loss on the transaction. As a result of the new guidance, the guidance specific to real estate sales in ASC 360-20 will be eliminated. ASU 2017-05 is effective for annual periods beginning after December 15, 2017, including interim periods within that reporting period. The effective date of this guidance coincides with revenue recognition guidance. The adoption of this guidance will not have a material impact on its consolidated financial statements.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)

In May 2017, the Financial Accounting Standards Board (the “FASB”) issued ASU No. 2017-09 (“ASU 2017-09”) to provide guidance to clarify when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the changes in terms or conditions. ASU 2017-09 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. The adoption of this guidance will not have a material impact on its consolidated financial statements.

In September 2017, the FASB has issued ASU No. 2017-13, “Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842): Amendments to SEC Paragraphs Pursuant to the Staff Announcement at the July 20, 2017 EITF Meeting and Rescission of Prior SEC Staff Announcements and Observer Comments.” The amendments in ASU No. 2017-13 amends the early adoption date option for certain companies related to the adoption of ASU No. 2014-09 and ASU No. 2016-02. The effective date is the same as the effective date and transition requirements for the amendments for ASU 2014-09 and ASU 2016-02. The adoption of this guidance will not have a material impact on its consolidated financial statements.

The FASB has issued Accounting Standards Update (ASU) No. 2018-02, “Reclassification of Certain Tax Effects From Accumulated Other Comprehensive Income.” The ASU amends ASC 220, Income Statement — Reporting Comprehensive Income, to “allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act.” In addition, under the ASU, an entity will be required to provide certain disclosures regarding stranded tax effects. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The adoption of this guidance will not have a material impact on its consolidated financial statements.

Note 3 — CONTRACTS RECEIVABLE, NET

The contracts receivable consists of the following:

	December 31, 2017	December 31, 2016
Contracts receivable	$16,904,972	$12,928,033
Allowance for doubtful accounts	-	-
	$16,904,972	$12,928,033

The contract receivables are generally due when the Company completes the related installation project. The Company offers longer credit terms to two of its major general contractors, who accounted for 86% and 90% of the total contract revenue for the years ended December 31, 2017 and 2016, respectively, for the purpose of maintain long-term relationship. The Company had not incurred any bad debts with these two general contractors in the past and considers these contracts receivable fully collectible. Thus, the Company did not provide any allowance for doubtful accounts for these outstanding contract receivable for the years ended December 31, 2017, 2016 and 2015.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — ACCOUNTS RECEIVABLE, NET

The accounts receivable consists of the following:

	December 31, 2017	December 31, 2016
Accounts receivables	$1,715,607	$682,311
Allowance for doubtful accounts	(296,302)	(494,459)
	$1,419,305	$187,852

The movement in the allowance for doubtful accounts can be reconciled as follows:

	December 31, 2017	December 31, 2016
Beginning of the year	$494,459	$781,346
Recovery	(222,816)	(246,590)
Provision	-	-
Foreign exchange effect	24,659	(40,297)
	$296,302	$494,459

Note 5 — INVENTORIES

The inventories consist of the following:

	December 31, 2017	December 31, 2016
Raw materials	$-	$360,569
Finished goods	1,309,830	1,023,436
Installation projects in process	272,671	865,618
	$1,582,501	$2,249,623

No inventory reserves were recorded for the years ended December 31, 2017, 2016 and 2015.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — PREPAYMENTS AND ADVANCES TO SUPPLIERS, NET

Prepayments and advances to suppliers consisted of the following:

	December 31, 2017	December 31, 2016
Advances made to raw material suppliers (a)	$6,984,783	$1,980,943
Advances made to construction subcontractors (b)	3,764,954	2,828,301
Advances made for purchases of equipment	962,396	-
Prepaid consulting fees	841,216	-
Others	43,393	1,437
Subtotal	12,596,742	4,810,681
Allowance for doubtful accounts	(692,635)	(272,858)
	$11,904,107	$4,537,823

(a)	The prepayments and deposits on raw materials are generally required by our suppliers for the purpose of ongoing business relationships. The prepayments and deposits are not directly associated with any specific purchase contract or any specific price but will be used to offset any accounts payable balance resulting from any specific purchase order priced at market.

(b)	Advances to construction subcontracts represents the prepayments made by the Company to our construction subcontractors at the beginning of our customer projects for the purpose of acquiring necessary construction materials, equipment and required deposits.

Changes of allowance for doubtful accounts for the years ended December 31, 2017 and 2016 are as follows:

	December 31, 2017	December 31, 2016
Beginning balance	$272,858	$272,745
Provision	386,563	18,717
Foreign exchange effect	33,214	(18,604)
Ending balance	$692,635	$272,858

Note 7 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	December 31, 2017	December 31, 2016
Buildings	$11,656,259	$122,103
Machinery equipment	4,385,129	3,419,519
Transportation equipment	567,757	64,633
Office equipment	18,963	89,455
Leasehold improvements	334,978	-
Subtotal	16,963,086	3,695,710
Construction in progress	-	9,118,725
Less: accumulated depreciation	(2,374,824)	(1,628,422)
Property, plant and equipment, net	$14,588,262	$11,186,013

Depreciation charge was $884,947, $461,412and $384,673 for the years ended December 31, 2017, 2016 and 2015, respectively. Construction in progress represents direct costs of construction incurred for the Company’s new office and manufacturing facility. No depreciation is provided until construction is completed and ready for its intended use. The project was completed and placed in service in January 2017. For the years ended December 31, 2017 and 2016, the Company disposed certain obsolete machinery equipment for no proceeds and recognized a loss of $12,179 and $228,245, respectively. No such disposition was made for the year ended December 31, 2015.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — LAND USE RIGHT

The Company states land use right at cost less accumulated amortization. All land in China is government owned and cannot be sold to any individual or company. However, the government grants the user a “land use right” (the Right) to use the land. The Company has the Right to use the land for 25 years and amortizes the Right on a straight-line basis over the period of 25 years. The amortization expense was $55,048, $55,990 and $59,723 for the years ended December 31, 2017, 2016 and 2015, respectively.

	December 31, 2017	December 31, 2016
Land use right	$1,429,142	$1,339,137
Less: accumulated amortization	(342,994)	(267,827)
Land use right, net	$1,086,148	$1,071,310

The estimated future amortization expenses are as follows:

Year ending December 31
2018	$57,166
2019	57,166
2020	57,166
2021	57,166
2022	57,166
Thereafter	800,320
Total estimated future amortization expenses	$1,086,148

Note 9 — DEBT

Debt consisted of the following loans:

Lender	December 31, 2017	Term	Effective Interest Rate
Bank of China Longwan Branch	$262,009	April 13, 2016 to April 14, 2019	5.70%
Bank of China Longwan Branch	303,501	June 8, 2016 to April 14, 2019	5.70%
Longwan Rural Commercial Bank Shacheng Branch	307,342	September 30, 2017 to September 28, 2018	10.45%
Total	$872,852
Less: current portion	457,940
Long term portion	414,912

All principals of the above loans as of December 31, 2017 are due upon maturity and interest payments are due on monthly basis. For the loans borrowed from various bank, the outstanding balances were guaranteed by the Controlling Shareholder’s immediate family members and unrelated third parties.

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

* Party A is an unrelated party

All principals of the above loans as of December 31, 2016 were due upon maturity and interest payments were due on monthly basis. The loans outstanding were guaranteed by the Controlling Shareholder’s immediate family members and unrelated third parties. The loans due to Wenzhou Bank and Party A were repaid in full upon maturity during the year ended December 31, 2017.

The Company recorded the interest for the loans in the amount of $48,730, $49,625 and $55,619 for the years ended December 31, 2017, 2016 and 2015, respectively.

Note 10 — Sale Leaseback

On November 9, 2017, the Company entered into a sale leaseback agreement (the “Agreement”) with Zhongli International Leasing Co., Ltd (“Zhongli”). Pursuant to the Agreement, the Company sold certain machinery purchased during the year to Zhongli for approximately $691,520 (RMB 4.5 million). The Company then leased back the machinery from Zhongli for 48 months with specified monthly payment over the lease term. The Company has a bargain purchase option at a price of Nil to buyback these equipment by the end of the lease term. All these machines are currently being used by the Company for its production purpose. The Company concluded this transaction does not qualify for sale-leaseback accounting in accordance with ASC 840-40-25-11 and shall record under financing method. Under the financing method, the assets remain on the Company’s consolidated balance sheet and the proceeds from the transactions are recorded as a financing liability.

The minimum payments for the remaining lease term of 47 months from December 17, 2017 to November 17, 2021 are as follows:

Total lease payment	$604,608
Less: imputed interest and principal	(13,743)
Total loan balance as of December 31, 2017 from lease transaction	590,865
Less: current portion of payment obligation	(179,182)
Long term payable as of December 31, 2017	$411,683

According to the agreement, future obligations for payments of the above lease agreement are as below:

Twelve months ended December 31, 2017
2018	$179,182
2019	187,320
2020	165,816
2021	58,547
Total	$590,865

Interest expense incurred for the year ended December 31, 2017 amounted to $8,223.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — RELATED PARTY TRANSACTIONS

During the year ended December 31, 2016, the Chairman of the Board and CEO of the Company, advanced $68,397 to the Company for working capital purpose. The advances were non-interest bearing and due upon demand and were fully repaid in 2017. There was no related party transaction balance outstanding as of December 31, 2017.

Note 12 — TAXES PAYABLE

Taxes payable consisted of the following:

	December 31, 2017	December 31, 2016
Income tax payable	$5,503,770	$6,850,279
Value added tax payable	351,098	195,139
Business tax payable	978,130	1,406,039
Other taxes payable	234,595	293,106
Total taxes payable	$7,067,593	$8,744,563

In the normal course of its business, the Company, including in particular Xibolun Automation, Xibolun Equipment, may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due. Although the Company’s management believes the Company has paid or accrued for all taxes owed by the Company. As of December 31, 2017 and 2016, the Company had accrued (before adjustment) total tax liabilities of $12.0 million and $8.7 million, respectively, related to taxable years since the inception. According to PRC taxation regulation and administrative practice and procedures, the statute of limitation on tax authority’s audit or examination of previously filed tax returns expires three years from the date they were filed. The Company also obtained a written statement from the local tax authority that no additional taxes are due as of December 31, 2014. Based on these facts, the Company reversed the accrued tax liabilities in the total amount of approximately $5.0 million relating to the tax liabilities accrued for the period prior to January 1, 2015, resulting in the decrease of accrued tax liabilities from approximately $12 million to $7 million as of December 31, 2017. The Company has not made any tax payments since 2015 and will continue to discuss with the local tax authority to try to settle the remaining tax liabilities as soon as practicable, mostly related to its unpaid income tax and business tax, both of which are governed by the local tax authority.

The total amount of unpaid tax liabilities was accrued based on the calculation using the current prevailing tax rates without including potential interest and penalties because management cannot be certain as to how much interest and penalties would be assessed, if any. Those potential interest and penalty liabilities are contingent upon the outcome of tax settlement and management estimates that the potential contingent loss related to potential interest and penalties could be Nil or as high as $0.83 million based on rates stipulated by the tax authority. Due to uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with the interest and penalties on these unpaid tax balances. The final outcome of this tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of status of limitation. As the ongoing settlement discussions continue, management believes that it is more likely than not that the Company will not have to pay any interests and penalties associated with the unpaid taxes.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — INCOME TAX

Hebron Technology was incorporated in the BVI and is not subject to income taxes under the current laws of BVI. HK Xibolun is a trading company registered in Hong Kong and subject to corporate income tax at 17.5% if revenue is generated in Hong Kong. Xibolun Automation and Xibolun Equipment were both registered in the PRC and are subject to corporate income tax at unified rate of 25%.

i)	The components of the income tax provision (benefit) are as follows:

	For the year ended December 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
Current tax provision	$2,024,388	$1,945,499	$1,706,830
Current tax recovery	(4,974,763)	-	-
Deferred	11,526	56,968	(89,079)
Total	$(2,938,849)	$2,002,467	$1,617,751

ii)	The following table summarizes deferred tax assets resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	For the year ended December 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
Non-current:
Provision for doubtful accounts	$247,324	$191,913	$263,613
Depreciation expense	-	51,050	54,613
Total	$247,324	$242,963	$318,226

No valuation allowance against the deferred tax assets is considered necessary since the Company believes that it will more likely than not utilize the future benefits. The following table reconciles the China statutory rates to the Company's effective tax rate for the years ended December 31, 2017, 2016 and 2015.

	For the year ended December 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
China Income tax statutory rate	25.0%	25.0%	25.0%
Non-deductible items in China	2.3%	0.2%	1.9%
Foreign loss not recognized in China	69.0%	-	-
Effect of tax reversal for previous years	(166.3)%	-	-
Effective tax rate	(70.0)%	25.2%	26.9%

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of December 31, 2017, the tax years ended December 31, 2015 through December 31, 2017 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

 HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — CONCENTRATION OF MAJOR CUSTOMERS AND SUPPLIERS

For the year ended December 31, 2017, four major customers accounted for approximately 22%, 21%, 13% and 10%, respectively, of the Company’s total revenue. For the year ended December 31, 2017, three major sub-contractors accounted for approximately 44%, 18% and 16% of the total subcontract costs, respectively. As of December 31, 2017, two general contractors who provided for the Company’s installation projects accounted for approximately 58% and 42% of the Company’s total contracts receivable balance, respectively. For the year ended December 31, 2017, only one supplier accounted for 18% of the Company’s accounts payable balance, and one supplier accounted for 17% of the Company’s advance to suppliers balance.

For the year ended December 31, 2016, two major customers each accounted for approximately 11% and 10% of the Company’s total revenue. For the year ended December 31, 2016, three major sub-contractors accounted for approximately 44%, 22% and 15% of the total subcontract costs, respectively. As of December 31, 2016, two general contractors (“Contractor A” and “Contractor B”) who provided for the Company’s installation projects accounted for approximately 51% and 45% of the Company’s total contracts receivable balance, respectively. For the year ended December 31, 2016, only one supplier accounted for 10% of the Company’s accounts payable balance.

For the year ended December 31, 2015, two major customers each accounted for approximately 11% and 10% of the Company’s total revenue, respectively. For the year ended December 31, 2015, two major suppliers accounted for approximately 45% and 24% of the subcontract costs, respectively. As of December 31, 2015, two general contractors who provided for the Company’s installation projects accounted for approximately 63% and 14% of the Company’s total contracts receivable balance, respectively. For the year ended December 31, 2015, two suppliers accounted for 22% and 15% of the Company’s accounts payable balance, respectively.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — SHAREHOLDERS’ EQUITY

On April 6, 2015, the Board of Directors adopted a consent resolution to effectuate a 1:1000 stock split. Simultaneously on April 6, 2015, the Company also issued additional 15,000,000 common shares for a nominal consideration. On April 29, 2015, the Company repurchased 4,000,000 common shares in total from current shareholders in accordance with their share percentages as treasury stock for a nominal consideration. As a result, the Company had 50,000,000 authorized common shares, $0.001 par value per share.

All the existing shareholders and directors of the Company consider this issuance of 15 million common shares and repurchase of 4 million common shares on April 29, 2015 was part of the company’s recapitalization to result in 12,000,000 common shares issued and outstanding prior to completion of the initial public offering. No cash or other consideration was paid for these stock issuance and repurchase. The Company believes it is appropriate to reflect the 1:1000 stock split and repurchase that resulted in 12,000,000 shares of our common stock issued and outstanding on a retroactive basis similar to stock split or dividend pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all the periods presented.

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

On November 20, 2017, the Board approved an amendment to the Company’s article of association to re-designate their common shares into Class A common shares and Class B common shares. The Class A common shares have one vote per share, and the Class B common shares have five votes per share. The Third Amended and Restated Memorandum of Association was filed with the BVI Registrar of Corporate Affairs on March 7, 2018.

Public Offering Warrants

In connection with the IPO on December 26, 2016, the Company issued warrants equal to five percent (5%) of the shares issued in the IPO, totaling 134,768 units to the placement agents (the “Public Offering Warrants”). The warrants carry a term of three years, and shall not be exercisable for a period of six months from the closing of the IPO and shall be exercisable at $4.80 per share. Management determined that these warrants are equity instruments because the warrants are both a) indexed to its own stock; and b) classified in stockholders' equity. The warrants were recorded at their fair value on the date of grant as a component of stockholders’ equity. As of December 31, 2017, the total number of warrants outstanding was 134,768 with weighted average remaining life of 4 years. No warrants were exercised as of December 31, 2017.

The fair value of this Public Offering Warrants was $488,730. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: risk free rate of 1.58%; expected term of 3 years; exercise price of the warrants of $4.80; volatility of 90.7%; and expected future dividends of nil.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — COMMITMENTS AND CONTINGENCIES

The Company signed two lease agreements to rent office and facility for its operations. The office lease has a lease term from July 1, 2017 to June 30, 2019, and the facility lease has a lease term from June 1, 2017 to May 30, 2037. As of December 31, 2017, the Company was obligated under operating leases for minimum rentals as follows:

For the Twelve Months Ending December 31,
2018	$86,486
2019	82,798
2020	79,110
2021	79,110
2022 and thereafter	1,219,612
$1,547,116

Note 17 — SUBSEQUENT EVENT

On January 13, 2016, the Company signed a consulting agreement with Weitian Group LLC (“Weitian”), to engage Weitian to provide certain consulting services. The agreement terminated on March 12, 2018. Pursuant to the agreement, the Company was required to pay Weitian $58,500 (the “Service Fee”). On March 15, 2018, the Company and Weitian signed a settlement agreement, pursuant to which the Company issued 31,452 unregistered Class A common shares to Weitian to settle the Service Fee in March 13, 2018.

On December 26, 2017, the Company signed a consulting agreement with Real Miracle Investments Ltd. (“Miracle”), to engage Miracle as its consultant to provide professional services related to the Company’s business strategies, marketing development, business operations, and merge and acquisitions, etc. As of December 31, 2017, the consulting service was not performed. The agreement has a term for one year. Pursuant to the agreement, the Company shall pay total of 100,000 shares of the Company’s common stocks as the compensation of the services within 90 days after signing of the agreement. The Company issued 100,000 unregistered Class A common shares to Miracle in March 12, 2018

On March 10, 2018, the Company entered into a share acquisition agreement (the “Agreement”) with the sole shareholder of Xuzhou Weijia Bio-Tech Co., Ltd. (“Weijia Bio-Tech”) and Weijia Bio-Tech to acquire 49% of the equity in Weijia Bio-Tech. Pursuant to the terms of the Agreement, the signing parties agreed that the value of Weijia Bio-Tech is RMB 37.1 million and 49% of the equity interest is RMB 18.18 million. As consideration to acquire Weijia Bio-Tech’s 49% equity interest, Hebron is obligated to issue 1,442,778 unregistered Class A common shares (based on an agreed value of $2.00 per share) to the individuals designated by the selling shareholder of Weijia Bio-Tech within 20 business days after signing the Agreement. On April 17, 2018, the parties signed an addendum to extend 20 business days to 40 business days. In addition to being unregistered, 448,000 Class A common shares will be restricted for one year and 100,000 Class A common shares will be restricted for six months, pursuant to the terms of a lock-up, which prohibits the sale, gift, pledge or other transfer or assignment during this period. Effective as of April 9, 2018, the Company issued 1,442,778 unregistered Class A common shares pursuant to the Agreement. On or about April 11, 2018, the Company completed the process of acquiring 49% of the equity in Weijia Bio-Tech.

