Form 20-F
period 2018-12-31
HEBRON TECHNOLOGY CO., LTD
filed 2019-05-15
CIK 1603993

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report_________________

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

Steven Fu, Chief Financial Officer

+86-577-8689-5678– telephone

diqiuren139@139.com

No. 936, Jinhai 2nd Road, Konggang New Area

Longwan District

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Symbol	Name of each exchange on which registered
Class A common shares, par value $0.001 per share	HEBT	Nasdaq

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 8,491,177 Class A Common Shares and 7,778,400 Class B Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☒ Yes        ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

i

Conventions Used in this Annual Report

Except where the context otherwise requires and for purposes of this annual report on Form 20-F  only, “we,” “us,” “our company,” “Company,” “our” and “Hebron” refer to:

●	Hebron Technology Co., Ltd., a British Virgin Islands company limited by shares (“Hebron Technology” when individually referenced);

●	Hong Kong Xibolun Technology Limited, a Hong Kong limited company (“HK Xibolun” when individually referenced), which is a wholly owned subsidiary of Hebron Technology;

●	Zhejiang Xibolun Automation Project Technology Co., Ltd. (“Xibolun Automation”) (also referred to as or Zhejiang Xibolun Automatically Control System Engineering Technology Co., Ltd. in China), a PRC company, which is a wholly-owned subsidiary of HK Xibolun; and

●	Wenzhou Xibolun Fluid Equipment Co., Limited (“Xibolun Equipment”) (also referred to as or Wenzhou Xibolun Fluid Equipments Co., Ltd. in China), a PRC company, which is a wholly-owned subsidiary of HK Xibolun, which holds 70% of Xibolun Equipment through HK Xibolun’s 100% subsidiary, Xibolun Automation, and which holds 30% of Xibolun Equipment directly.

In addition, Hebron is the English romanization of Xibolun in Chinese.

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. The exchange rates in effect as of December 31, 2018 and 2017 were US $1.00 for RMB 6.8755 and RMB 6.5074, respectively. The average exchange rates for the years ended December 31, 2018, 2017 and 2016 were US $1.00 for RMB 6.6090, RMB 6. 7578 and RMB 6.6441, respectively. We use period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

ii

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

iii

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2.	Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3.	Key Information

A.	Selected Financial Data

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the three years ended December 31, 2018, 2017 and 2016, and the selected consolidated balance sheets data as of December 31, 2018, 2017 and 2016 have been derived from our audited consolidated financial statements. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

(All amounts in U.S. dollars, except Shares outstanding)

Statement of operations data:

	Year ended December 31,
	2018	2017	2016
Revenue	$25,290,060	$29,200,445	$27,097,836
Cost of revenue	17,712,108	18,756,284	16,636,258
Gross profit	7,577,952	10,444,161	10,461,578
General and administrative	3,298,188	3,683,594	932,911
Selling expenses	1,337,321	2,187,253	1,742,147
Bad debt expenses (recovery)	7,913,442	187,715	(227,873)
Research and development expenses	358,411	508,282	33,847
(Loss) income from operations	(5,329,410)	3,877,317	7,980,546
Other income, net	(426,585)	377,174	6,431
Interest expense	(208,306)	(56,953)	(49,625)
Income from investment	168,534	-	-
(Loss) income before income taxes	(5,795,767)	4,197,538	7,937,352
Income taxes provision (recovery)	(651,052)	(2,938,849)	2,002,467
Net income (loss)	(5,144,715)	7,136,387	5,934,885
Foreign currency translation (loss)	1,755,528	2,249,081	(1,401,124)
Comprehensive income	$(6,900,243)	$9,385,468	$4,533,761

Balance sheet data:

	As December 31,
	2018	2017	2016
Current assets	$38,421,753	$38,580,847	$34,579,071
Total assets	$56,653,676	$54,548,682	$47,079,357
Current liabilities	$19,683,974	$13,189,549	$15,399,512
Total liabilities	$19,896,325	$14,016,144	$15,932,287
Total shareholders’ equity	$36,757,351	$40,532,538	$31,147,070
Shares outstanding	16,269,577	14,695,347	14,695,347

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

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated (www.oanda.com).

	Midpoint of Buy and Sell Prices for U.S. Dollar per RMB
Period	Period-End	Average	High	Low
2009	6.8272	6.8310	6.8483	6.8130
2010	6.6018	6.7696	6.8344	6.6018
2011	6.3585	6.4640	6.6357	6.3318
2012	6.3086	6.3116	6.3862	6.2289
2013	6.0220	6.0720	6.2195	5.9778
2014	6.1411	6.1463	6.1758	6.0924
2015	6.4917	6.2288	6.4917	6.0933
2016	6.9448	6.6441	7.0672	6.4494
2017	6.5063	6.7569	6.9575	6.4773
2018	6.6090	6.8755	6.9737	6,2649
2019 (through May 10, 2019)	6.8193	6.7419	6.8772	6.6868
January	6.7035	6.7917	6.8772	6.7035
February	6.6876	6.7401	6.7790	6.6868
March	6.7119	6.7129	6.7342	6.6912
April	6.7357	6.7157	6.7380	6.6931
May (through May 10, 2019)	6.8193	6.7616	6.8193	6.7346

B.	Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

C.	Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

D.	Risk Factors

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

The Company recorded a tax liability of $9,085,746 and $7,067,593 as of December 31, 2018 and 2017, respectively, for the possible underpayment of income and business taxes. It is possible that the tax liability of the Company for past taxes may be higher than those amounts, if the PRC authorities determine that we are subject to penalties. Although we have had unofficial discussions with the local tax authority and believe that it is possible that the Company will reach an agreement with the local tax authority resulting in a settlement of tax liability lower than the amount currently accrued before the end of fiscal 2019, we have no guarantee that we will be able to negotiate such a reduction on the tax liability and we cannot be certain as to how much penalties would be assessed, if any. To the extent our Company is able to negotiate such amounts, national-level taxing authorities may take the position that localities are without power to reduce such liabilities, and such PRC taxing authorities may attempt to collect unpaid taxes and penalties in amounts greatly exceeding management’s estimates.

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

While we sell most of our products in China, we may also export our products to a variety of other countries from time to time. Historically, we have relied on favorable exchange rates between China and other countries to drive revenues from products sold abroad. Over the last several years, China’s currency has appreciated against most foreign currencies, causing our products have become more expensive in other countries. To the extent the Chinese RMB continues to appreciate, our products could become more expensive and, as a result, less attractive to potential customers in other countries. The RMB depreciated from 2014 through the end of 2016, appreciated against the U.S. dollar in 2017, and has depreciated since the beginning of 2018. See “Exchange Rate Information.”

Outstanding bank loans may reduce our available funds.

We have approximately $1.7 million and $0.9 million in bank loans outstanding as of December 31, 2018 and December 31, 2017, respectively. The loans are held at multiple banks, and all of the debt is guaranteed by members of our management, their immediate family members and unrelated third parties. In particular, our Chief Executive Officer and his brother have guaranteed this debt with recourse to their respective residences, and unrelated third parties have extended guarantees of our company’s debt in order to assist us in obtaining such loans. There can be no guarantee that we will be able to pay all amounts when due or refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

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

We signed a Research and Collaboration Agreement with Zhejiang University on January 20, 2011. Pursuant to the agreement, Zhejiang University was responsible for conducting the research and development work of intelligent process control valve on behalf of us, and we were obligated to pay Zhejiang University a total of RMB 1 million (approximately $0.15 million) in several installments. We made payments to Zhejiang University in accordance with the specific milestones stipulated in the agreement and a total of RMB 0.65 million (approximately $0.10 million) as required by the agreement was paid as of December 31, 2018.

In addition, the agreement requires us to pay a total amount of RMB 0.35 million to Zhejiang University depending on the sales of the products, which consists of RMB 0.07 million per year for 5 years starting from May 31, 2012. As of December 31, 2018, RMB 0.15 million remains outstanding because we have not put any such products from the research into market for sales, and Zhejiang University has never required us to pay for any balance by sending us any invoice. Based  on the terms of the agreement, we consider that this payment is not due. However, we plan to pay the required amount according to the terms in the Research and Collaboration Agreement in the future once we start selling the products. We do not intend to make payment until the conditions in the agreement are met. Zhejiang University could file a lawsuit against us claiming the balance and damages if we refuse to pay on its demand. Such a lawsuit, whether or not successful, may cost us considerable time and expense.

The loss of any of our key customers could reduce our revenues and our profitability.

For the year ended December 31, 2018, four customers accounted for approximately 13%, 12%, 11% and 10% of the Company’s total revenue, respectively. As of December 31, 2018, two general contractors who provided the Company’s installation projects accounted for approximately 58% and 42% of the Company’s total contracts receivable balance, respectively.

For the year ended December 31, 2017, four major customers accounted for approximately 22%, 21%, 13% and 10% of the Company’s total revenue. As of December 31, 2017, two general contractors for the Company’s installation projects accounted for approximately 58% and 42% of the Company’s total contracts receivable balance, respectively.

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

For the year ended December 31, 2018, six major sub-contractors accounted for approximately 21%, 19%, 18%, 16%, 15% and 11% of subcontract costs, respectively. For the year ended December 31, 2018, three supplier accounted for 34%, 21% and 15% of the Company’s accounts payable balance, and no individual supplier accounted for more than 10% of the Company’s advance to suppliers balance.

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

The Company considers this one year term as a warranty period for the Company’s products sold or services provided as defined under ASC Subtopic 450-20. Historically, the Company has not experienced significant customer complaints about the products and none of customers have claimed damages for any loss incurred due to quality problems. Therefore, no separate warranty provisions were provided as at December 31, 2018, 2017 and 2016 based on historical experience.

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

Our internal growth strategy includes building our brand, expanding our services, developing repair and maintenance business, increasing market penetration of our existing products, developing new products and increasing our targeting of the pharmaceutical market in China. Pursuing these strategies has resulted in, and will continue to result in substantial demands on management resources. In particular, the management of our growth will require, among other things:

●	continued enhancement of our research and development capabilities;

●	information technology system enhancement;

●	stringent cost controls and sufficient liquidity;

●	strengthening of financial and management controls and information technology systems;

●	increased marketing, sales and support activities; and

●	hiring and training of new personnel.

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

We rely on a combination of patent, copyright, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. We are currently in control of 34 patents in China covering our valve production technology, 31 of which are now owned by PRC entities, and 3 of which are now owned by Mr. Anyuan Sun.

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

Our success depends, in large part, on our ability to use and develop our technology and know-how without infringing third party intellectual property rights. If we sell our branded products internationally, and as litigation becomes more common in China, we face a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our branded products in either China or other countries, including the United States and other countries in Asia. In addition, the defense of intellectual property suits, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to:

●	pay damage awards;

●	seek licenses from third parties;

●	pay ongoing royalties;

●	redesign our branded products; or

●	be restricted by injunctions,

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

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market. The RMB depreciated from 2014 through the end of 2016, appreciated in 2017, and has depreciated since the beginning of 2018.

We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive income (loss).” For the years ended December 31, 2018, 2017 and 2016, we had foreign currency translation gain (loss) adjustments of -$1.8 million, $2.2 million and -$1.4 million, respectively. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

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

On March 7, 2018, we re-classified and re-designated our common shares into Class A common shares and Class B common shares by filing the Third Amended and Restated Memorandum of Association with the BVI Registrar of Corporate Affairs. Our Class B common shares have five votes per share, and our Class A common shares have one vote per share. Because of the five-to-one voting ratio between our Class B and Class A common shares, the holders of our Class B common shares collectively continue to control a majority of the combined voting power of our Common Shares and therefore are able to control all matters submitted to our shareholders for approval. The sole beneficial owner of such Class B common shares is our Chief Executive Officer, Mr. Anyuan Sun, who beneficially owns 1,800,000 Class B common shares through Wise Metro Development Co., Ltd. and 5,978,400 Class B common shares through Mr. Zuoqiao Sun Zhang. Mr. Sun holds in the aggregate 82.1% of the voting power of our capital stock. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our shareholders.

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

We and our PRC entities, Xibolun Equipment and Xibolun Automation, sometimes subcontract portions of our projects to third parties to complete. According to the Construction Law and Qualification Standard for Labor Subcontracting in Construction Business of the PRC, individual contractors are not in a position to obtain any qualification of labor subcontracting. So the subcontracting contracts by Xibolun Equipment and Xibolun Automation to such individual contractors are under the risk of being declared in avoidance of qualification by applicable courts. Article 29 of the Construction Law requires that “the overall contractors and subcontractors shall bear joint responsibilities to project owners for the subcontracted projects”. Even though our PRC entities Xibolun Equipment and Xibolun Automation are very cautious with subcontracting the projects to other parties, there are still possibilities that our PRC entities may subcontract the projects to individuals or parties without required qualifications. Despite the facts that the law enforcement and regulation on these types of subcontracting are not very strict, if the construction completed by unqualified individual subcontractors does not meet required quality and accident occurs, our PRC entities may jointly bear the consequences pursuant to Article 64 of the Construction Law. Also, according to the Article 54 of the Regulation on the Quality Management of Construction Projects, the liabilities for the consequences could be indemnifying the damages and paying penalty which could be ranging from five hundred thousand up to one million RMB.

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

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our management, legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, semiannual, and current reports with respect to our business and operating results.

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

The market price of our Class A common shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares.

The trading price for our common shares (or Class A common shares since March 19, 2018) has fluctuated since we first listed our common shares. Since our common shares became listed on the Nasdaq on December 27, 2016, the trading price of our common shares (or Class A common shares since March 19, 2018) has ranged from US $0.5 to US $7.02 per common share, and the last reported trading price on May 10, 2019 was $0.88 per Class A common share. The market price of our common shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

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

Our board of directors is divided into three classes of directors. The current terms of the directors expire in 2019, 2020 and 2021. Directors of each class are chosen for three-year terms upon the expiration of their current terms, and each year the shareholders elect one class of directors. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders.

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

We provide our installation services and valve and pipe fitting products in the following areas:

●	Pharmaceuticals

●	Biology

●	Food

●	Beverage

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

Principal Activities

Below is a brief summary of principal activities of our Company since its formation.

●	January 25, 2005, Xibolun Equipment was incorporated.

●	June 14, 2011, HK Xibolun is formed in accordance with laws and regulations of Hong Kong.

●	July 21, 2011, HK Xibolun acquired 30% ownership interest of Xibolun Equipment.

●	May 29, 2012, Hebron Technology is established under the laws of the British Virgin Islands as a holding company.

●	September 24, 2012, Xibolun Automation is incorporated.

●	December 5, 2012, HK Xibolun acquired 100% ownership interest of Xibolun Automation from Hebron Technology, Xibolun Equipment, and Zhejiang Xibolun.

●	October 22, 2012 Hebron Technology acquired 100% ownership interest of HK Xibolun. As a result, HK Xibolun became a wholly owned subsidiary of Hebron Technology.

●	July 29, 2013, Mr. Anyuan Sun transferred his 70% ownership interest in Xibolun Equipment to Xibolun Automation.

●	April 11, 2018, Hebron Technology acquired a 49% equity interest in Xuzhou Weijia Bio-Tech Co., Ltd.

●	April 16, 2019, Hebron Technology entered into a Securities Purchase Agreement with Wise Metro Development Co., Ltd. (“Wise”), Zuoqiao Sun Zhang(“Sun Zhang”; and together with Wise, “Sellers”) and NiSun International Enterprise Management Group Co., Ltd. (“NiSun”) pursuant to which NiSun would acquire 7,778,400 Class B Common Shares from the Sellers.

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

On April 16, 2019, Hebron Technology entered into a Securities Purchase Agreement with Wise Metro Development Co., Ltd. (“Wise”), Zuoqiao Sun Zhang (“Sun Zhang”; and together with Wise, “Sellers”) and NiSun International Enterprise Management Group Co., Ltd. (“NiSun”) pursuant to which NiSun would acquire 7,778,400 Class B Common Shares from the Sellers.

Simultaneously, the Company and its subsidiaries will enter into a series of contracts to acquire effective control over Fintech (shanghai) Investment Holding Co., Ltd (“Fintech”), a Chinese company focused on the provision of financial services and an affiliate of NiSun, in return for cash or cash equivalents to be determined based on an assessment by an independent third party business valuation firm (the “Fintech Acquisition”).

Also as part of the transaction, the Company will grant to Sellers the option (the “Option”) to purchase the Company’s equity interest in Zhejiang Xibolun Automation Project Technology Co., Ltd., the Company’s 49% equity interest in Xuzhou Weijia Biotechnology Co., Ltd. and the Company’s equity interest in Wenzhou Xibolun Fluid Equipment Co., Limited, Chinese operating subsidiaries of the Company. The purchase price will be based on assessment by an independent third party business valuation firm at the time the Option is exercised. The Option may be exercised beginning six (6) months following the Closing Date and expires if not exercised prior to the second anniversary of the closing date of the transactions. These above mentioned transactions will be the subject of a shareholder vote to be held at a special meeting of shareholders in May 2019.

Main Categories of Products and Services

We provided installation services and fluid equipment sales for the years ended December 31, 2018, 2017 and 2016. We also provided a one-time fluid equipment control system sales for the year ended December 31, 2013. We did not provide fluid equipment control system sales for the years ended December 31, 2018, 2017 and 2016.

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

Our Services

We specialize in installing valves and pipes for customers that require customized fluid control system solutions. We also specialize in designing and implementing solutions for industries with a high need for sanitary fluid systems. Currently, we have customers for our services in the industries of pharmaceuticals, dairy products, water purification, beverage production, cosmetics and chemical industry. We hope to expand our customer base in the future to the semi-conductor, electronic and other clean industries, but we have no near-term plans to provide services in any of these industries. Due to the requirements in these industries to avoid contamination, we focus on designing systems that may be easily and frequently cleaned and maintained. We use skilled workers to install these systems. Because the scope of a given project can be relatively large, our revenues per installation project tend to be much higher than the average product-only order; accordingly, installation services make up the largest component of our revenues. Revenues from installation services were approximately 68%, 81% and 90% of our total revenues for the years ended December 31, 2018 and 2017 and 2016, respectively.

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

Our Products

Our product line was originally focused on the construction service and pharmaceutical engineering sectors. In 2005, we shifted our product line to focus primarily on the pharmaceutical engineering sector. We focus on innovation and developing new products. Revenues from product sales were approximately 32%, 19% and 10% of our total revenues for the years ended December 31, 2018, 2017 and 2016, respectively.

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

Below is a description showing the percentage of purchases from such suppliers to the extent it exceeds 10% of our expenses in a given period:

For the year ended December 31, 2018, six major sub-contractors accounted for approximately 21%, 19%, 18%, 16%, 15% and 11% of subcontract costs, respectively. For the year ended December 31, 2018, three supplier accounted for 34%, 21% and 15% of the Company’s accounts payable balance, and no individual supplier accounted for more than 10% of the Company’s advance to suppliers balance.

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

Activity Distribution of Revenues

The chart below is a breakdown of total revenues by activities for the year ended December 31, 2018, 2017 and 2016, respectively.

	Fiscal 2018	Fiscal 2017	Fiscal 2016
Installation services	68%	81%	90%
Fluid equipment	32%	19%	10%
Total	100%	100%	100%

Geographic Distribution of Revenues

Nearly all (approximately 99%) of the Company’s revenue is generated in the PRC.

Customer Concentration

Because of the nature of our business which involves relatively large value sales of installation services or products to a discrete number of customers, sales to a small number of customers amount to a great percentage of our total revenue.

For the year ended December 31, 2018, seven major customers accounted for approximately 14%, 13%, 12%, 11%, 11%, 10% and 10% of the Company’s total revenue. As of December 31, 2018, two general contractors for the Company’s installation projects accounted for approximately 69% and 10% of the Company’s total contracts receivable balance, respectively.

For the year ended December 31, 2017, four major customers accounted for approximately 22%, 21%, 13% and 10% of the Company’s total revenue. As of December 31, 2017, two general contractors (“Contractor A” and “Contractor B”) for the Company’s installation projects accounted for approximately 58% and 42% of the Company’s total contracts receivable balance, respectively.

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

Methods of Competition

We plan to compete domestically by establishing new branch offices in more cities in China. Currently, we plan to add three more branch offices in Linyi, Chengdu and Nanjing. We will also develop our online store, which will enable our customers to communicate with us online and order, purchase and have our products and services delivered in a more convenient and faster manner. With the development of the company, we plan to increase our capacity to conduct 2 to 4 more service projects at a time.  To expand our business as mentioned above, we expect to recruit more employees to ensure service quality and efficiency.

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

Year	Award	Regulatory Body	Significance
2007	AAA Credit Rating	Hangzhou Credit Evaluation Company & Bank of China Zhejiang Branch	AAA is the highest credit ranking available to Chinese enterprises and evidences strong credit and ability to repay debt.

	Longwan District Hi-Tech Enterprise	Wenzhou Longwan District Government	This award recognizes our R&D capabilities and technology and makes us eligible for beneficial tax policies.

2008	Chinese Meritorious Enterprise in Food and Pharmaceutical Machinery Industry Base	China Machinery Enterprise Management Association, Research Institute of Machinery Industry Economic & Management, & Wenzhou Food and Pharmaceutical Machinery Industry Association	It is awarded for our contributions to industry and society.

	Zhejiang Province Small and Medium-sized Entities in Technology Certificate	Department of Science and Technology of Zhejiang Province	This award recognizes our R&D capabilities and technology and makes us eligible for policy support available to technology based enterprises.

	Affiliate of the American Society of Mechanical Engineers	The American Society of Mechanical Engineers	Mr. Anyuan Sun is entitled to all the privileges granted by the Constitution of the Society.

Year	Award	Regulatory Body	Significance
2009	AAA Credit Rating	Hangzhou Credit Evaluation Company & Bank of China Zhejiang Branch	AAA is the highest credit ranking available to Chinese enterprises and evidences strong credit and ability to repay debt.

	AAA Certificate of Enterprise Credit Grade	China Medical Equipment Engineering Association	AAA is the highest credit ranking available to Chinese enterprises and evidences strong credit and ability to repay debt.

	Affiliate of the American Society of Mechanical Engineers	The American Society of Mechanical Engineers	Mr. Anyuan Sun is entitled to all the privileges granted by the Constitution of the Society.

2010	AAA Credit Rating	Hangzhou Credit Evaluation Company & Bank of China Zhejiang Branch	AAA is the highest credit ranking available to Chinese enterprises and evidences strong credit and ability to repay debt.

	Small and Medium-sized Enterprise Technology Innovation Fund Project Certificate	China Department of Science and Technology Small and Medium-sized Enterprise Technology Innovation Fund Project Management Center	This award granted us funding for research on our Intelligent Control Valves project.

	Quality Management System Certificate	China Classification Society Certification Company	Our sanitary valves and pipe fittings conform to GB/T 19001-2000 — ISO 9001:2000.

2011	Small and Medium-sized Enterprise Technology Innovation Fund Project Certificate	China Department of Science and Technology Small and Medium-sized Enterprise Technology Innovation Fund Project Management Center	This award granted us funding for research on our Intelligent Control Valves project.

	Quality Management System Certificate	China Classification Society Certification Company	Our sanitary valves and pipe fittings conform to GB/T 19001-2008 — ISO 9001:2008.

	Wenzhou Longwan Patent Model Enterprise	Wenzhou Longwan District Government	It is awarded because we have many innovative patents.

2012	AAA Credit Rating	Hangzhou Credit Evaluation Company & Bank of China Zhejiang Branch	AAA is the highest credit ranking available to Chinese enterprises and evidences strongcredit and ability to repay debt.

	Zhejiang Province Industrial Products Executive Standard Registration Certificate	Wenzhou Quality Technical Supervising Bureau Longwan Branch	It is awarded as technical reference for the enterprise organizing production, sales and accepting product quality supervision and inspection, and signing trade contracts.

	Membership of CAPE	China Association For Pharmaceutical Equipment	It is a national industry association.

Year	Award	Regulatory Body	Significance
2013	Quality Management System Certificate	China Classification Society Certification Company	Our sanitary valves and pipe fittings conform to GB/T 19001-2000 — ISO 9001:2000.

2015	Wenzhou Economic & Technology Development Zone Science and Technology Enterprise	Wenzhou Economic & Technology Development Zone Science and Technology Bureau	This award recognizes us as an enterprise which complies with the industrial policy of China and continues to conduct research and development to transform technology into product to form our core intellectual property.

	Wenzhou City Science and Technology (innovation) Enterprise	Wenzhou Science and Technology Bureau	This award recognizes us as an enterprise which complies with the industrial policy of China and continues to conduct research and development to transform technology into product to form our core intellectual property.

2016	Quality Management System Certificate	China Quality Certification Center	Our production line (according to Quality Requirement) mainly focuses on valves and pipes conforms to ISO 9001:2008 GB/T 19001-2008.

2018	High-tech Enterprise Certificate	Zhejiang Science and Technology Bureau & Zhejiang Finance Bureau	This certificate reflects that the company is a high-tech enterprise, and its products have innovative competitiveness.

	Safety production standardization certificate	Wenzhou Safety Production Supervision Bureau	Indicates that the company’s production meets the requirements for safe production.

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

For the years ended December 31, 2018, 2017 and 2016, we spent $358,411, $508,282 and $33,847, respectively, on R&D. The decrease in R&D expense in fiscal 2018 was due to less R&D projects. However, we anticipate that we will continue to focus our research and development efforts on developing new technology and improving existing products in the coming years.

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

We have collaborated with Zhejiang University on R&D. We signed a Research and Collaboration Agreement with Zhejiang University on January 20, 2011. Pursuant to the agreement, Zhejiang University was responsible for conducting the research and development work of intelligent process control valve on behalf of the Company, and the company was obligated to pay Zhejiang University a total of RMB 1 million (approximately $0.15 million) in several installments. The Company made payments to Zhejiang University in accordance with the specific milestones stipulated in the agreement and a total of RMB 0.65 million (approximately $0.1 million) as required by the agreement was paid as of December 31, 2018. The Company accounted for the payments as R&D expenses in accordance with ASC 730-20 for the related periods.

This agreement has been performing in material aspects. One of the most important results is the development of the intelligent process control valve which can be wholly produced by ourselves. In addition, the agreement requires us to pay a total amount of RMB 0.35 million to Zhejiang University depending on the sales of the products, which consists of RMB 0.07 million per year for 5 years starting from May 31, 2012. As of December 31, 2018, RMB 0.15 million remains outstanding because we have not put any such products into market for sales, and Zhejiang University has never required us to pay for any balance by sending us any invoice. Based on the terms of the agreement, we consider that this payment is not due. However, we plan to pay the required amount according to the terms in the Research and Collaboration Agreement in the future once we start selling the products. We do not intend to make the payment until the conditions in the agreement are met. If Zhejiang University were to demand payment at some time in the future prior to our determination that the payment was due, we would need to decide whether to contest such demand or to pay. For more details, please see “Risk Factors –We may have liability under our contract with Zhejiang University.”

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

Our Employees

As of December 31, 2018, we employed total of 88 full-time and no part-time employees in the following functions:

Department	December 31, 2018	December 31, 2017	December 31, 2016	December 31, 2015
Senior Management	10	11	11	11
Research and Development	10	9	10	10
Production	56	54	50	50
Sales	12	15	16	16
Total	88	89	87	87

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

Regulation on Foreign Exchange Control

Foreign exchange in China is primarily regulated by:

●	The Foreign Currency Administration Regulations (1996), as amended on January 14, 1997 and August 5, 2008; and

●	The Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

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

Regulation on Dividend Distributions

Our PRC subsidiaries, Xibolun Automation and Xibolun Equipment, are wholly foreign-owned and joint venture enterprises under the PRC law. The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include:

●	Corporate Law (1993) as amended in 2005 and 2013;

●	The Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000;

●	The Wholly Foreign-Owned Enterprise Law Implementation Regulations (1990), as amended in 2001; and

●	The Enterprise Income Tax Law (2007) and its Implementation Regulations (2007).

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

While the application of the M&A Rules remains unclear, our prior PRC counsel, Yunnan Tianwaitian Law Firm, advised us that, based on their understanding of the current PRC laws and regulations as well as the notice announced on September 21, 2006:

●	the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings such as our initial public offering are subject to the CSRC approval procedures under the M&A Rules; and

●	despite the lack of any definitive rule or interpretation from CSRC, the main purpose of the M&A rule is for national security and national industrial policy and so far none of the Chinese companies that have completed their public listing in the U.S. have obtained such approval; and

●	Our business operations in China do not belong to a prohibited industry by foreign investment; and

●	Our M&A to our Chinese subsidiary companies have all obtained properly the approval from local governmental authorizations; and

●	Our BVI company is not established by a Chinese citizen. Accordingly, although the purpose of BVI incorporation is for overseas listing, the M&A rule should not apply to us.

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

Restriction on Foreign Ownership

The principal regulation governing foreign ownership of businesses in the PRC is Guidance Catalogue for Industrial Structure Adjustments (2015 edition), effective as of April 10, 2015 (the “Catalogue”). The Catalogue classifies the various industries into three categories: encouraged, restricted and prohibited. Our company’s primary market is the pharmaceutical industry. We are not engaged in any activities placing us in the encouraged, restricted or prohibited categories and so it could be inferred that we are engaged in a permitted industry for foreign investment. Such a designation offers businesses certain advantages. For example, businesses engaged in permitted industries:

●	are not subject to restrictions on foreign investment, and, as such, foreigners can own a majority interest in Sino-foreign joint ventures or establish wholly-owned foreign enterprises in the PRC;

●	provided such business has total investment of less than $100 million, are subject to regional (not central) government examination and approval which are generally more efficient and less time-consuming. Our current total investment is less than $100 million.

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

(1)	Installation services. We specialize in installing valves and pipes with skilled and experienced workers and professional equipment. Revenues from installation services were approximately 68%, 81% 90% of our total revenues for the years ended December 31, 2018, 2017 and 2016, respectively.

(2)	Fluid equipment. We develop and manufacture valves and pipe fittings for use in pharmaceutical, biological, food and beverage, and other clean industries with an established sales and distribution network. Revenues from the sales of fluid equipment constitute approximately 32%, 19% and 10% of our total revenues for the years ended December 31, 2018, 2017 and 2016, respectively.

The following table presents an overview of our results of operations for the year ended December 31, 2018 and 2017:

	Year ended December 31,		Changes
	2018	2017	($)	(%)
Revenue	$25,290,060	$29,200,445	(3,910,385)	(13)%
Cost of revenue	17,712,108	18,756,284	(1,044,176)	(6)%
Gross profit	7,577,952	10,444,161	(2,866,209)	(27)%
General and administrative	3,298,188	3,683,594	(385,406)	(10)%
Selling expenses	1,337,321	2,187,253	(849,932)	(39)%
Bad debt expenses	7,913,442	187,715	(7,725,727)	4,116%
Research and development expenses	358,411	508,282	(149,871)	(29)%
Total operating expenses	12,907,362	6,566,844	6,340,518	97%
(Loss) income from operations	(5,329,410)	3,877,317	(9,206,727)	(237)%
Other income, net	(426,585)	377,174	(803,759)	(213)%
Interest expense	(208,306)	(56,953)	(151,353)	266%
Income from investment	168,534	-	168,534	-
Total other (expense) income, net	(466,357)	320,221	(786,578)	(246)%
(Loss) income before income taxes	(5,795,767)	4,197,538	(9,993,305)	(238)%
Income taxes (recovery)	(651,052)	(2,938,849)	2,287,797	(78)%
Net (loss) income	(5,144,715)	7,136,387	(12,281,102)	(172)%
Foreign currency translation (loss)	(1,755,528)	2,249,081	(4,004,609)	(178)%
Comprehensive (loss) income	$(6,900,243)	$9,385,468	(1,6285,711)	(174)%

The following table presents an overview of our results of operations for the year ended December 31, 2017 and 2016:

	Year ended December 31,		Changes
	2017	2016	($)	(%)
Revenue	$29,200,445	$27,097,836	2,102,609	8%
Cost of revenue	18,756,284	16,636,258	2,120,026	13%
Gross profit	10,444,161	10,461,578	(17,417)	0%
General and administrative	3,683,594	932,911	2,750,683	295%
Selling expenses	2,187,253	1,742,147	445,106	26%
Bad debt expenses (recovery)	187,715	(227,873)	415,588	(182)%
Research and development expenses	508,282	33,847	474,435	1,402%
Total operating expenses	6,566,844	2,481,032	4,085,812	165%
Income from operations	3,877,317	7,980,546	(4,103,229)	(51)%
Other income, net	377,174	6,431	370,743	5,765%
Interest expense	(56,953)	(49,625)	(7,328)	15%
Total other (expense) income, net	320,221	(43,194)	363,415	(841)%
Income before income taxes	4,197,538	7,937,352	(3,739,814)	(47)%
Income taxes provision (recovery)	(2,938,849)	2,002,467	(4,941,316)	(247)%
Net income	7,136,387	5,934,885	1,201,502	20%
Foreign currency translation (loss)	2,249,081	(1,401,124)	3,650,205	(261)%
Comprehensive income	$9,385,468	$4,533,761	4,851,707	107%

Revenue

The following table sets forth the breakdown of our revenue for the year ended December 31, 2018 and 2017:

	Years ended December 31,				Changes	Changes
	2018	%	2017	%	($)	(%)
Installation service	$17,297,212	68%	$23,748,141	81%	(6,450,929)	(27)%
Fluid equipment sales	7,992,848	32%	5,452,304	19%	2,540,544	47%
Total revenue	$25,290,060		$29,200,445		(3,910,385)	(13)%

The following table sets forth the breakdown of our revenue for the year ended December 31, 2017 and 2016:

	Years ended December 31,				Changes	Changes
	2017	%	2016	%	($)	(%)
Installation service	$23,748,141	81%	$24,299,062	90%	(550,921)	(2)%
Fluid equipment sales	5,452,304	19%	2,798,774	10%	2,653,530	95%
Total revenue	$29,200,445		$27,097,836

Revenue from installation service was $17.3 million and $23.7 million for the years ended December 31, 2018, and 2017, respectively, representing a decrease of approximately of $6.45 million, due to a decrease in project volume during fiscal 2018. In fiscal 2018, the Company had 6 major installation projects, comparing to 12 installation projects in fiscal 2017. However, the average individual contract amount increased from $2.0 million in fiscal 2017 to $2.6 million in fiscal 2018. Revenue from installation service was $23.7 million and $24.3 million for the years ended December 31, 2017, and 2016, respectively, representing a decrease of approximately of $0.55 million, due to a decrease in contract amount during fiscal 2017. The details are illustrated in the table below:

	Number of Major Projects	Average Project Revenue (USD)
2018	6	$ 2.6 million
2017	12	$ 2.0 million
2016	10	$ 2.4 million

For the years ended December 31, 2018 and 2017, revenue from sales of our fluid equipment was $8.0 million and $5.5 million, respectively, representing an increase of approximately $2.54 million primarily due to the increase of valve demand resulting from our efforts to expand our sales network and increase marketing activities. For the years ended December 31, 2017 and 2016, revenue from sales of our fluid equipment was $5.5 million and $2.8 million, respectively, representing an increase of approximately $2.65 million primarily due to the increase of Valve demand resulting from our efforts to expand our sales network and increase marketing activities.

Cost of revenue

The following table presents a breakdown of our cost of revenue for the year ended December 31, 2018 and 2017.

	Years ended December 31,				Changes	Changes
	2018	%	2017	%	($)	(%)
Installation service	10,941,208	62%	14,278,067	76%	(3,336,859)	(23)%
Fluid equipment sales	6,770,900	38%	4,478,217	24%	2,292,683	51%
Total cost of revenue	17,712,108		18,756,284		(1,044,176)

The following table presents a breakdown of our cost of revenue for the year ended December 31, 2017 and 2016.

	Years ended December 31,				Changes	Changes
	2017	%	2016	%	($)	(%)
Installation service	14,278,067	76%	14,363,420	86%	(85,352)	(1)%
Fluid equipment sales	4,478,217	24%	2,272,838	14%	2,025,379	97%
Total cost of revenue	18,756,284		16,636,258

For fiscal 2018 and 2017, cost of installation services were $10.9 million and $14.3 million, respectively, representing a decrease of $3.3 million, which was in line with the decrease in the installation revenue in fiscal 2018. For fiscal 2017 and 2016, cost of installation services were $14.3 million and $14.4 million, respectively, representing a decrease of $0.08 million, which was in line with the decrease in the installation revenue in fiscal 2017.

For fiscal 2018 and 2017, cost of our fluid equipment sales were $6.8 million and $4.5 million, respectively, representing an approximate increase of $2.3 million, which was consistent with the 47% increase in fluid equipment sales in fiscal 2018. For fiscal 2017 and 2016, cost of our fluid equipment sales were $4.5 million and $2.3 million, respectively, representing an approximate increase of $2.0 million, which was consistent with the 95% increase in the fluid equipment sales in fiscal 2017.

Gross profit

The following table presents the gross profit of our businesses for the year ended December 31, 2018 and 2017:

	Years ended December 31,				Changes	Changes
	2018	%	2017	%	($)	(%)
Installation service	6,356,004	37%	9,470,074	40%	(3,114,070)	(33)%
Fluid equipment sales	1,221,948	15%	974,087	18%	247,861	25%
Gross profit	7,577,952	30%	10,444,161	36%	(2,886,209)	(27)%

The following table presents the gross profit of our businesses for the year ended December 31, 2017 and 2016:

	Years ended December 31,				Changes	Changes
	2017	%	2016	%	($)	(%)
Installation service	9,470,074	40%	9,935,642	41%	(465,568)	(5)%
Fluid equipment sales	974,087	18%	525,936	19%	448,151	85%
Gross profit	10,444,161	36%	10,461,578	39%	(17,417)	(0.2)%

The gross profit percentage for fiscal 2018 decreased 6% from fiscal 2017, primarily because the gross profit from installation sales decreased for fiscal 2018 as compared to fiscal 2017. Gross profit from installation service for fiscal 2018 decreased approximately $3.1 million or 33% as compared to fiscal 2017.

 The gross profit percentage for fiscal 2017 decreased 3% from fiscal 2016, primarily because the gross profit from installation sales decreased for fiscal 2017 as compared to fiscal 2016. Gross profit from installation service for fiscal 2017 decreased approximately $0.5 million or 5% or as compared to fiscal 2016.

Gross profit from our fluid equipment sales increased 25% in fiscal 2018 as compared to fiscal 2017. The gross profit percentage from fluid equipment sales sight decreased from 18% in fiscal 2017 to 15% in fiscal 2018.

 Gross profit from our fluid equipment sales increased 85% in fiscal 2017 as compared to fiscal 2016. The gross profit percentage from fluid equipment sales sight decreased from 19% in fiscal 2016 to 18% in fiscal 2017.

Expenses

	Years ended December 31,				Changes	Changes
	2018	%	2017	%	($)	(%)
General and administrative expenses	3,298,188	26%	3,683,594	56%	(385,406)	(10)%
Selling expense	1,337,321	10%	2,187,253	33%	(849,932)	(39)%
Bad debt expenses	7,913,442	61%	187,715	3%	7,725,727	4,116%
Research development expenses	358,411	3%	508,282	8%	(149,871)	(29)%
Total operating expense	12,907,362		6,566,844		6,340,518	97%

	Years ended December 31,				Changes	Changes
	2017	%	2016	%	($)	(%)
General and administrative expenses	3,683,594	56%	932,911	38%	2,750,683	295%
Selling expense	2,187,253	33%	1,742,147	70%	445,106	26%
Bad debt expenses (recovery)	187,715	3%	(227,873)	(9)%	415,588	(182)%
Research development expenses	508,282	8%	33,847	1%	474,435	1,402%
Total operating expense	6,566,844		2,481,032		4,085,812	165%

General and administrative expenses

For fiscal 2018, our general and administrative expenses were $3.3 million, representing an approximate decrease of $0.4 million compared to fiscal 2017. The decrease in general and administrative expenses was mainly due to the Company spent less professional fees in fiscal 2018. In fiscal 2017, the Company had more consulting and professional services related to acquire new technology and mergers and acquisitions (M&A).

For fiscal 2017, our general and administrative expenses were $3.7 million, representing an approximate increase of $2.8 million compared to fiscal 2016. The increase in general and administrative expenses was mainly due to the Company incurring approximately $0.8 million in expenses for consulting related to acquire new technology for improving its manufacturing and installation processes, approximately $0.8 million in expenses for consulting related to mergers and acquisitions (M&A). In addition, investor’s relations and NASDAQ fees increased $0.13 million due to the Company’s listing on NASDAQ in December 2016. In addition, conference expenses increased $0.22 million due to the Company’s personnel attending oversea exhibitions.

 Selling expense

For the fiscal 2018, our selling expenses were $1.3 million, representing a 39% decrease from fiscal 2017. The decrease was mainly due to less marketing activities related to Company listing in fiscal 2018.

For the fiscal 2017, our selling expenses were $2.2 million, representing a 26% increase from fiscal 2016. The increase was mainly due to more marketing activities were incurred after the Company listed in NASDAQ in December 2016.

Bad debt expenses (recovery)

For the fiscal 2018, we recorded a bad debt expense of approximately $7.9 million. For the fiscal 2017 and 2016, we had a bad debt expense of approximately $0.2 million and a bad debt recovery of approximately 0.2 million. The increase of bad debt expenses was mainly due to we recorded approximately $7.6 million bad debt allowance for our prepayments and advances to suppliers in fiscal 2018.

Research and development expenses

For fiscal 2018, our research and development (R&D) expenses were $0.4 million, representing a decrease of $0.1 million compared to $0.5 million in research and development expenses in fiscal 2017. The decrease in R&D expense was due to less investment on R&D devices in fiscal year 2018.

For fiscal 2017, our research and development (R&D) expenses were $0.5 million, representing an increase of $0.5 million compared to $33,847 in research and development expenses in fiscal 2016. The increase in R&D expense was due to an increase in the investment on R&D activities in developing intellectual valve controller system.

Interest expense

Our interest expenses for fiscal 2018 were $208,306, representing a 266% increase compared to $56,953 in fiscal 2017 due to higher loan balance and higher interest rate in fiscal 2018.

Our interest expenses for fiscal 2017 were $56,953, representing a 15% increase compared to $49,625 in fiscal 2016 due to higher loan balance and higher interest rate in fiscal 2017.

Other income (expense), net

Other income (expense), net is used to record our non-operating income and expense, including government grants and other expenses. For the years ended December 31, 2018, the Company had a net other income expense of $426,585. For the year ended December 31, 2017 and 2016, the other income, net was $377,174 and $6,431 respectively. The decrease in other income for the year ended December 31, 2018 was due to net loss from disposition of fixed assets.

Income taxes and other taxes

For years ended December 31, 2018, Xibolun Automation is recognized as a High-technology Company by Chinese government, the revenues generated by Xibolun Automation were subject to a favorable income tax rate of 15%. The High-technology certificate is valid for three year starting from November 30, 2018 and is subject to renewal. Xibolun Equipment is subject to corporate income tax at unified rate of 25%. For the years ended 2017 and 2016, revenues generated in China were subject to corporate income tax at a unified rate of 25%. The recovery for income taxes benefit was $0.7 million, representing an effective tax rate of negative 11.2%.

The provision for income taxes decreased by $2.3 million in fiscal 2018 compared to fiscal 2017, which was mainly because the Company reversed the accumulated tax liabilities before January 1, 2015 of approximately $5.0 million in fiscal 2017, as well as the Company had a net loss in fiscal 2018. The effective tax rate in fiscal 2018 were approximately negative 11.2%, comparing to the effective tax rate of approximately negative 70% for fiscal year 2017; the significant change was mainly due to the income tax settlement with the local tax authority.

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

In the normal course of its business, the Company, in particular including Xibolun Automation and Xibolun Equipment, may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due. The Company’s management believes the Company has paid or accrued for all taxes owed by the Company. As of December 31, 2018, 2017 and 2016, the Company had accrued total tax liabilities of $9.1 million, $7.1 million and $8.7 million, respectively, related to taxable years since the inception. According to PRC taxation regulation and administrative practice and procedures, the statute of limitation on the tax authority’s audit or examination of previously filed tax returns expires three years from the date they were filed. As of December 31, 2017, the tax payable before adjustment was $12.0 million. The Company obtained a written statement from the local tax authority that no additional taxes are due as of December 31, 2014. Based on these facts, the Company reversed the accrued tax liabilities in the total amount of approximately $5.0 million relating to the tax liabilities accrued for the period prior to January 1, 2015, resulting in the decrease of accrued tax liabilities from approximately $12.0 million to $7.1 million as of December 31, 2017. The Company has not made any additional tax payments since 2015 and will continue to discuss with the local tax authority to try to settle the remaining tax liabilities as soon as practicable, mostly related to its unpaid income tax and business tax, both of which are governed by the local tax authority.

The total amount of unpaid tax liabilities was accrued based on the calculation using the current prevailing tax rates without including potential interest and penalties because management cannot be certain as to how much interest and penalties would be assessed, if any. Those potential interest and penalty liabilities are contingent upon the outcome of tax settlement and management estimates that the potential contingent loss related to potential interest and penalties could be Nil or as high as $1.4 million based on rates stipulated by the tax authority. Due to uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with the interest and penalties on these unpaid tax balances. The final outcome of this tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of the statute status of limitations. As the ongoing settlement discussions continue, management believes that it is more likely than not that the Company will not have to pay any interest and penalties associated with the unpaid taxes.

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

As of December 31, 2018, 2017 and 2016, we had cash of $947,588, $3,220,781 and $11,875,893, respectively. On December 26, 2016, the Company announced the completion of a public offering of 2,695,347 shares of its common stock at a public offering price of $4.00 per share. The gross proceeds from the offering were approximately $10.8 million before deducting placement agents’ commissions and other offering expenses, resulting in net proceeds of approximately $10.1 million. In connection with the offering, the Company’s common stock began trading on the NASDAQ Capital Market beginning on December 26, 2016 under the symbol “HEBT”.

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

Since all of the cash balance reported by us as of the latest balance sheet date, December 31, 2018, is foreign cash (RMB), the amount of foreign cash we have is the total amount of our cash, which is $947,588.

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

We have never declared or paid any cash dividends to our shareholders. We do not plan to pay any dividends out of our retained earnings for the years ended December 31, 2018, 2017 and 2016. With respect to retained earnings accrued after such date, our Board of Directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time. Any declaration and payment, as well as the amount, of dividends will be subject to our By-Laws, charter and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

We have limited financial obligations dominated in US dollars, thus the foreign currency restrictions and regulations in the PRC on the dividends distribution will not have a material impact on the liquidity, financial condition and results of operations of the Company.

The following table provides information about our working capital and other factors the Company takes into consideration to measure its liquidity as of December 31, 2018, 2017 and 2016:

Working Capital

	For the year ended	For the year ended
	December 31, 2018	December 31, 2017
Current asset	$38,421,753	$38,580,847
Current liabilities	19,683,974	13,189,549
Working Capital	18,737,779	25,391,298
Contract and accounts receivable turnover in days	344	196
Contract and accounts receivable turnover ratio	1.06	1.86
Inventory turnover in days	14	24

 Our working capital was $18.7 million as of December 31, 2018, a decrease of approximately $6.7 million from December 31, 2017, mainly due to higher short-term loans, notes payables, accrued liabilities and tax payable balance as of December 31, 2018.

For the year ended December 31, 2018 and for the year ended December 31, 2017, our accounts receivable including contract receivable turnover in days were 344 and 196 days, respectively. The slow in turnover in the fiscal 2018 was due to the high margin installation contracts were complicated projects, which required longer service time and those customers usually made payments in 3 to 6 months after the completion of the projects.

As of December 31, 2018, and December 31, 2017, our net contract receivable balance was $24,669,365 and $16,904,722, respectively, related to our installation projects. Due to the high value of each installation project, it typically takes about 3 to 6 months for the customers to pay off the balances for the installation projects. With the increasing collection efforts, we believe we are able to successfully collect the balance.

As of December 31, 2018, the balances of our net accounts receivable, retainage receivables and net other receivable were $2,655,845, $3,146,986 and $767,681, respectively. As of December 31, 2017, the balances of our net accounts receivable, retainage receivables and net other receivable were $1,419,305, $2,564,404 and $240,284, respectively.

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

Cash Flows

The following table provides detailed information about our net cash flows for the year ended December 31, 2018, 2017 and 2016:

	Year ended December 31,
	2018	2017	2016
Net cash (used in) provided by operating activities	$(725,080)	$(6,096,784)	$1,577,301
Net cash used in investing activities	(115,210)	(3,126,777)	(980,921)
Net cash provided by financing activities	730,669	916,640	10,266,160
Effect of exchange rate changes on cash	(94,239)	(292,869)	(104,290)
Net (decrease) increase in cash	$(203,860)	$(8,599,790)	$10,758,250
Cash and restricted cash at beginning of year	3,276,103	11,875,893	1,117,643
Cash and restricted cash at end of year	$3,072,243	$3,276,103	$11,875,893

Operating Activities

Net cash used in operating activities for fiscal 2018 was approximately $0.7 million, which was primarily attributable to a net loss of approximately $5.1 million, adjusted for non-cash items of approximately $7.9 million and adjustments for changes in working capital of approximately $3.5 million. The adjustments for changes in working capital mainly included (i) an increase in accounts and contract receivable of $10.4 million from recent completed installation projects, (ii) an increase in tax payable of $2.7 million, (iii) an increase in notes payable of $2.1 million, and (iv) a decrease in inventory of $1.2 million.

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

Investing Activities

Net cash used in investing activities was approximately $0.1 million for fiscal 2018, $3.1 million for fiscal 2017 and $0.98 million for fiscal 2016 nearly all of which was primarily attributable to amounts spent on constructing the Company’s new office and manufacturing facility.

Financing activities

Net cash provided in financing activities was approximately $0.7 million for fiscal 2018. It was primarily attributable to the approximately $2.0 million proceeds from various loans, offset by the loan repayments of during the year.

 Net cash provided in financing activities was approximately $0.9 million for fiscal 2017. It was primarily attributable to the approximately $1.05 million proceeds from various loans, offset by the loan repayments of during the year.

Net cash used in financing activities was approximately $10.27 million for fiscal 2016. It was primarily attributable to the approximately $10.78 million proceeds from the Company’s initial public offering, offset by the disbursement of the direct costs related to the initial public offering of $0.65 million.

Loan facility

As of December 31, 2018, we had $1,698,058 in bank loans. These are bank loans with a one to three years maturity and must be paid in full upon maturity. We have had good credit performance all the time and believe our current creditors will renew their loans to us after our loans mature as they did in the past. For more details about our debts, please see the Notes to the consolidated financial statements.

Loans consisted of the following as of December 31, 2018:

Lender	December 31, 2018	Term	Effective Interest Rate
Bank of China Longwan Branch	$202,894	April 13, 2016 to April 14, 2019	5.70%
Bank of China Longwan Branch	186,168	June 8, 2016 to April 14, 2019	5.70%
Industrial Bank Co. Ltd. Wenzhou Branch	727,220	July 17, 2018 to July 17, 2019	6.04%
Longwan Rural Commercial Bank Shacheng Branch	290,888	July 23, 2018 to July 17, 2019	8.71%
Longwan Rural Commercial Bank Shacheng Branch	290,888	July 25, 2018 to July 17, 2019	8.71%
Total	1,698,058
Less: current portion	(1,698,058)
Long term portion	$-

Loans consisted of the following as of December 31, 2017:

Lender	December 31, 2017	Term	Effective Interest Rate
Bank of China Longwan Branch	$262,009	April 13, 2016 to April 14, 2019	5.70%
Bank of China Longwan Branch	303,501	June 8, 2016 to April 14, 2019	5.70%
Longwan Rural Commercial Bank Shacheng Branch	307,342	September 30, 2017 to September 28, 2018	10.45%
Total	$872,852
Less: current portion	457,940
Long term portion	414,912

All principal of the above loans as of December 31, 2018 are due upon maturity and interest payments are due on monthly basis. For the loans borrowed from various bank, the outstanding balances were guaranteed by the Controlling Shareholder’s immediate family members and unrelated third parties.

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

Obligations under Material Contracts

The Company signed two lease agreements to rent office and facility for its operations. The office lease has a lease term from July 1. 2017 to June 30, 2019, and the facility lease has a lease term from June 1, 2017 to May 30, 2037. As of December 31, 2018, the Company was obligated under operating leases for minimum rentals as follows:

For the Year Ending December 31,

2019	$213,332
2020	213,332
2021	213,332
2022	213,332
2023 and thereafter	3,075,536
$3,928,864

Capital Expenditures

We spent $74,210 on property and equipment and $41,000 on intangible assets in fiscal 2018. We spent approximately $3.1 million during the fiscal 2017 for our new building on No. 936, Jinhai 2rd Road, Konggang New Area, Longwan District Wenzhou City, Zhejiang Province, China (C05, Binhai Ind. Park, Dalangqiao Village, Shacheng Town, Longwan District, Wenzhou). The building was completed during the year ended December 31, 2017.

Impact of Inflation

We do not believe the impact of inflation on our Company is material. Our operations are in China and China’s inflation rates have been relatively stable in the last three years: 2.1% in 2018, 1.9% in 2017 and 2.3% in 2016.

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

Regarding sales, export sales only accounted a small portion of our revenues, and most of export sales contracts are not priced in foreign currency because they were sold to foreign companies’ agents in China. Our export sales for the year ended December 31, 2018, 2017 and 2016 accounted for less 1% of total revenue and none of revenue priced in the foreign currency.

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

The consolidated financial statements include the financial statements of Hebron Technology, HK Xibolun, Xibolun Automation and Xibolun Equipment. All inter-company balances and transactions are eliminated upon consolidation. For the Company’s equity investment which the Company does not have control and is not the primary beneficiary, but has significant influence in the decision-making of the ordinary course of business, the equity method is applied.

Uses of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during each reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include: the allowance for doubtful accounts, the valuation of inventory, realizability of deferred tax assets, costs to complete contracts, estimated useful lives and fair values in connection with the impairment of property and equipment and accruals for income tax uncertainties.

Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018 using the modified retrospective approach. Revenues for the year ended December 31, 2018 were presented under ASC 606, and revenues for the years ended December 31, 2017 and 2016 were not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition. There is no adjustment to the opening balance of retained earnings at January 1, 2018 since there was no change to the timing and pattern of revenue recognition upon adoption of ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services.

The Company’s revenues are primarily derived from the following sources:

Sales of products:  The Company recognizes revenue when the products are delivered and control is transferred. The Company generally provides a warranty for a period of 12 months after the customers receive the products. The Company determines that such product warranty is not a separated performance obligation because the nature of warranty is to provide assurance that a product will function as expected and in accordance with the customer’s specifications and the Company has not sold the warranty separately. From its past experience, the Company has not experienced any material warranty costs and, therefore, the Company does not believe an accrual for warranty cost is necessary for the years ended December 31, 2018, 2017 and 2016. The Company’s sales revenue consists of the invoiced value of goods, net of value-added tax (“VAT”).

Installation contracts: The Company recognizes revenue associated with these contracts over time as services are performed and the transfer of control occurs, based on a percentage-of-completion method using cost-to-cost input methods as a measure of progress. When the percentage-of-completion method is used, the Company estimates the costs to complete individual contracts and records as revenue that portion of the total contract price that is considered complete based on the relationship of costs incurred to date to total anticipated costs (the cost-to-cost approach).

Under the cost-to-cost approach, the use of estimated costs to complete each contract is a significant variable in the process of determining recognized revenue, requires judgment and can change throughout the duration of a contract due to contract modifications and other factors impacting job completion. The costs of earned revenue includes all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools and repairs. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

The Company sometimes enters into installation service contracts in connection with product sales. The manufacture of fluid equipment control systems comprises two stages: (a) manufacture; and (b) installation. The Company always enters into separate product and installation contracts with the customer as the customer has the choice to use its own staff or external contractors to install the products based on product installation manuals provided by the Company when the products are delivered. The Company usually sells the product on a standalone basis and also is engaged by customers to install the systems they purchase from other suppliers. It is the Company’s policy to sell its products at the set prices regardless of whether the customer separately enters into an installation contract with the Company. The Company always prices its installation services at market competitive rates regardless of whether the installation service relates to its own products or standalone installation services. Therefore, the Company determined there are two sperate performance obligations, and recognizes product sales and installation revenue separately.

Accounts and Contract Receivables

Accounts and contract receivables from equipment sales and installation services are stated at net realizable value. An allowance for doubtful accounts is established based on the management’s assessment of the recoverability of accounts and other receivables. Judgment is required in assessing the realizability of these receivables, including the current credit worthiness of each customer and the related aging analysis. An allowance is provided for accounts when management has determined that the likelihood of collection is doubtful. The Company writes off accounts and contract receivables against the allowance when a balance is determined to be uncollectible.

Retainage receivables

Retainage receivables represent the amount retained by the Company’s customers to ensure the quality of the installation services and any possible follow-up maintenance related to the installation. The term of these retainage receivables is typically within one year after the completion date of the installation project. If there is no dispute regarding the quality of the installation project during the year, such retainage receivable should be paid by the Company’s customer. Management regularly reviews aging of retainage receivables and changes in payment trends and records an allowance when management believes collection of amounts due are at risk.

Inventories

Inventories are stated at the lower of cost or market value. Inventories consist of raw materials, finished goods, working in process, low value consumables, and installation projects in process that had not been completed. Provision is made for slow moving, obsolete or unusable inventory.

Income taxes

The Company’s subsidiaries in China are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC and Hong Kong for the years ended December 31, 2018, 2017 and 2016. The Company accounts for income tax under the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the differences between financial statement carrying amounts of assets and liabilities versus the tax basis of assets and liabilities. Deferred tax assets are also provided for carryforward losses which can be used to offset future taxable income. Deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. Valuation allowances are established against net deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized. As of December 31, 2018, 2017 and 2016, no valuation allowance is considered necessary.

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties relating to income taxes have been incurred during the years ended December 31, 2018, 2017 and 2016. As of December 31, 2018, the tax years ended December 31, 2016 through December 31, 2018 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

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

C.	Research and development, patents and licenses

Research and Development

For the years ended December 31, 2018, 2017 and 2016, we spent $358,411, $508,282 and $33,847, respectively, on R&D. We anticipate that we will focus our research and development efforts on improving existing products and developing new technology in the coming years.

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

There were no off-balance sheet arrangements as of December 31, 2018, December 31, 2017 and December 31, 2016 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Payment Due by Period
		Less than	1 – 3	3 – 5	More than
Contractual Obligations	Total	1 year	years	years	5 years
Bank loans	$1,698,058	$1,698,058	$-	$-	$-
Operating lease arrangement	1,438,176	81,525	77,894	77,894	1,122,969
Financing lease arrangement	389,642	179,291	156,939	55,412	-
Total	$3,525,876	$1,958,874	$234,833	$133,306	$1,122,969

G.	Safe Harbor

See “SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS.”

Item 6.	Directors, Senior Management and Employees

A.	Directors and Management

The following table provides information regarding our executive officers and directors:

Name	Age	Position(s)
Anyuan Sun	41	Chief Executive Officer and Chairman of Board
Xiaoliang Xue	33	Chief Technical Officer
Steven Fu	46	Chief Financial Officer
Xiao Jin	54	Financial Controller
Zuoqiao Sun Zhang	64	Director
Lingmin Sun	35	Director
Xuesong Liu	45	Independent Director
Hua Zhang	53	Independent Director
Xianpang Hu	50	Independent Director
Haiying Xiang	36	Independent Director

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

The directors are divided into three classes, as nearly equal in number as the then total number of directors permits. Class III directors shall face re-election at our annual general meeting of shareholders in 2019 and every three years thereafter. Class I directors shall face re-election at our annual general meeting of shareholders in 2020 and every three years thereafter. Class II directors shall face re-election at our annual general meeting of shareholders in 2021 and every three years thereafter.

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

The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;

●	exercising the borrowing powers of the company and mortgaging the property of the company;

●	executing checks, promissory notes and other negotiable instruments on behalf of the company; and

●	maintaining or registering a register of mortgages, charges or other encumbrances of the company.

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

During fiscal 2018, 2017 and 2016, no employee members of our Board of Directors received compensation in their capacity as directors.

During the year ended December 31, 2018, we paid each of our four independent directors an annual director fee of $10,000. We also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In addition, we may provide incentive grants of stock, options or other securities convertible into or exchangeable for, our securities. Prior to our initial public offering, we did not pay any non-employee directors because we did not have any non-employee directors.

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

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the year ended December 31, 2018, 2017 and 2016.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Anyuan Sun	2018	60,000	0	0	0	60,000
Chief Executive Officer	2017	60,000	0	0	0	60,000
	2016	30,102	0	0	0	30,102
Steven Fu	2018	45,000	0	0	0	45,000
Chief Financial Officer	2017	45,000	0	0	0	45,000
	2016	100,000	0	0	0	100,000
Xiaoliang Xue	2018	30,000	0	0	0	30,000
Chief Technical Officer	2017	30,000	0	0	0	30,000
	2016	18,061	0	0	0	18,061

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

Anyuan Sun

We entered an employment agreement with our Chief Executive Officer, Mr. Sun, effective as of January 1, 2012 and running through December 31, 2014 that provided a salary of approximately $2,522 per month. We renewed the employment agreement a few times and the current one provided an annual salary of $60,000 for the period from January 1, 2019 to December 31, 2019.

Steven Fu

We entered an employment agreement with our Chief Financial Officer, Mr. Steven Fu, on January 1, 2014 and running through December 31, 2014 at an annual salary of $100,000. We renewed the employment agreement a few times and the current one provided an annual salary of $45,000 for the period from January 1, 2019 to December 31, 2019.

Xiaoliang Xue

We entered an employment agreement with Chief Technical Officer, Mr. Xiaoliang Xue, effective as of January 1, 2012 and running through December 31, 2014 at the salary of approximately $1,513 per month. We renewed the employment agreement a few times and the current one provided an annual salary of $30,000 for the period from January 1, 2019 to December 31, 2019.

Xiao Jin

We entered an employment agreement with our Financial Controller, Mr. Xiao Jin, effective as of January 16, 2014 and running through January 15, 2017 with a salary of approximately $1,135 per month. We renewed the employment agreement a few times and the current one provided a salary of approximately $1,135 per month for the period from January 1, 2019 to December 31, 2019.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information with respect to beneficial ownership of our common shares as of May 15, 2019 by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding common shares;

●	Each of our director, director nominees and named executive officers; and

●	All directors and named executive officers as a group.

The number and percentage of common shares beneficially owned are based on 16,269,577 common shares outstanding as of May 15, 2019. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. Beneficial owners have same voting rights as holders of record. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of May 15, 2019 are  deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at c/o Zhejiang Xibolun Automation Project Technology Co., Ltd., No. 587-A 15th Road, 3rd Av. Binhai Ind. Park, Economic & Technology Development Zone, Wenzhou, Zhejiang, China 325000. As of May 15, 2019, we have 106 shareholders of record.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)	Percentage Ownership	Percentage Voting Power (2)
Directors and Named Executive Officers:
Anyuan Sun, Chief Executive Officer and Chairman(3)	7,778,400	47.8%	82.1%
Xiaoliang Xue, Chief Technical Officer	0	0%	0%
Steven Fu, Chief Financial Officer	0	0%	0%
Xiao Jin, Financial Controller	0	0%	0%
Zuoqiao Sun Zhang, Director(4)	0	0%	0%
Lingmin Sun, Director	0	0%	0%
Xuesong Liu, Director	0	0%	0%
Hua Zhang, Director	0	0%	0%
Haiying Xiang, Director	0	0%	0%
Xianpang Hu, Director	0	0%	0%
All directors and executive officers as a group (10 persons)	7,778,400	47.8%	82.1%
5% Beneficial Owners:
Wise Metro Development Co., Ltd.(5)	1,800,000	11.1%	19.0%
Yung Kong Chin(6)	1,200,000	7.4%	2.5%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares. All shares represent only common shares held by shareholders as no options are issued or outstanding.

(2)	Class A common shares have one vote per share. Class B common shares have five votes per share.

(3)

Includes the sole power to direct the voting and disposition of (a) the 1,800,000 Class B common shares held by Wise Metro Development Co., Ltd. (“Wise”), (b) the 5,978,400 Class B common shares held by Mr. Zuoqiao Sun Zhang (“Sun Zhang”; and together with Wise, “Sellers”). Due to his ownership of a majority of all outstanding common shares and the fact that his shares are the only outstanding Class B common shares (which have five votes per share rather than one vote like Class A common shares), Mr. Anyuan Sun effectively controls our Company.

As noted elsewhere in this report, on April 16, 2019, Hebron Technology entered into a Securities Purchase Agreement with Sellers and NiSun International Enterprise Management Group Co., Ltd. (“NiSun”) pursuant to which NiSun would acquire 7,778,400 Class B Common Shares from the Sellers.

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

There are no related party transactions for the year ended December 31, 2018 and 2017, except the transactions mentioned below.

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

Ms. Zhiling Sun, Mr. Anyuan Sun’s cousin, and her husband Mr. Zhenguo Wang jointly provided a guarantee of RMB 4,000,000 (approximately $614,653) for the loan agreements entered by and between Xibolun Auto and Bank of China Longwan Branch on April 13, 2016 ending April 14, 2021.

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

A.	Consolidated Statements and Other Financial Information

Please refer to Item 18.

We incorporate by reference in the Registration Statement on Form F-3 (File No. 333- 222995) our consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2018, which appears in this Annual Report on Form 20-F.

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

	Market Price Per Share
	High	Low
Yearly:
2016 (from December 27, 2016)	$5.85	4.95
2017	$5.93	2.53
2018	$2.65	0.50
2019 (through May 10, 2019)	$1.66	0.70

Quarterly:
Fourth quarter 2016 (from December 27, 2016)	$5.85	4.95
First quarter 2017	$5.93	3.30
Second quarter 2017	$4.24	2.53
Third quarter 2017	$3.90	2.54
Fourth quarter 2017	$3.57	2.63
First quarter 2018	$2.61	1.45
Second quarter 2018	$2.37	1.50
Third quarter 2018	$2.16	1.25
Fourth quarter 2018	$1.60	0.50
First quarter 2019	$1.66	0.72

Monthly:
December 2018	$0.99	0.50
January 2019	$1.01	0.72
February 2019	$1.06	0.80
March 2019	$1.66	0.79
April 2019	$0.96	0.68
May 2019 (through May 10, 2019)	$0.96	0.75

B.	Plan of distribution

Not applicable for annual reports on Form 20-F.

C.	Markets

Our Class A common shares are listed on the Nasdaq Capital Market under the symbol “HEBT.”

D.	Selling shareholders

Not applicable for annual reports on Form 20-F.

E.	Dilution

Not applicable for annual reports on Form 20-F.

F.	Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10.	Additional Information

A.	Share capital

Not applicable for annual reports on Form 20-F.

B.	Memorandum and articles of association

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

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to mark-to-market;

●	U.S. expatriates;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our common shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting shares;

●	persons who acquired our common shares pursuant to the exercise of any employee share option or otherwise as consideration; or

●	persons holding our common shares through partnerships or other pass-through entities.

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

Passive Foreign Investment Company

A non-U.S. corporation is considered a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either:

●	at least 75% of its gross income is passive income, defined as income from interest, dividends, rents, royalties, gains on property producing foreign personal holding company income and certain other income that does not involve the active conduct of a trade or business; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Based on the market price of our common shares, the value of our assets and the composition of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2018 December 31, 2017 or December 31, 2016. However, given the factual nature of the analyses and the lack of guidance, no assurance can be given. We do not expect to be a PFIC for our taxable year ending December 31, 2018. However, because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year, our actual PFIC status will not be determinable until the close of the taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year.

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

If we are a PFIC for any taxable year during which you hold common shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the common shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

Interest Rate Risk

Our interest rate risk arises from short and long-term borrowings. As of December 31, 2018 and 2017, we had no borrowings with variable rates and we were not exposed to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk.

As of December 31, 2018 and 2017, we had no long-term interest-bearing assets or long-term interest-bearing liabilities.

Credit Risk

Our cash is invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, contracts receivable, accounts receivable and retainage receivables. As of December 31, 2018, and 2017, $3,063,692 and $3,216,938, respectively, of the Company’s cash was on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. While management believes that these financial institutions are of high credit quality, it also continually monitors their creditworthiness.

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

We received and used net proceeds of approximately $10.1 million from our initial public offering. As of December 31, 2018, the Company had utilized full proceeds from the IPO proceeds in purchase of inventory of approximately $5.9 million for production, paid approximately $3.6 million for consulting fees, and paid approximately $0.6 million in operating expense related to the U.S. listing.

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

As of December 31, 2018, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2018, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018. In making its assessment, management used the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control:,(i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of December 31, 2018, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

●	The Company does not have adequate internal accounting personnel with sufficient knowledge of the US GAAP and SEC reporting standards, which could lead to material misstatements being undetected in a timely manner.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

The following changes in our internal controls over financial reporting occurred during the twelve months ended December 31, 2018 and have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting:

●	We have begun to maintain written policies and procedures, and prepare Board minutes and resolutions for significant transactions on a timely basis. We believe these efforts will improve our internal controls.

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

Wei, Wei & Co., LLP was appointed by the Company on February 26, 2019 to serve as its independent registered public accounting firm for fiscal 2018. Audit services provided by Wei, Wei & Co., LLP for fiscal 2018 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC. Friedman LLP was appointed by the Company to serve as its independent registered public accounting firm for fiscal 2017 and 2016. Audit services provided by Friedman LLP for fiscal 2017 and 2016 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

Wei, Wei & Co., LLP's fee for the annual audit of our financial statements for fiscal 2018 was $180,000.

Friedman LLP’s fees for the annual audit of our financial statements and review of the financial statements for fiscal 2017 and 2016 were $175,000 and $145,000, respectively.

Audit-Related Fees

The Company has not paid Wei, Wei & Co., LLP for audit-related services in fiscal 2018.

The Company has not paid Friedman LLP for audit-related services in fiscal 2017 and 2016.

Tax Fees

The Company has not paid Wei, Wei & Co., LLP for tax services in fiscal 2018.

The Company has not paid Friedman LLP for tax services in fiscal 2017 and 2016.

All Other Fees

The Company has not paid Wei, Wei & Co., LLP for any other services in fiscal 2018.

The Company has not paid Friedman LLP for any other services in fiscal 2017 and 2016.

Audit Committee Pre-Approval Policies

Before Wei, Wei & Co., LLP and Friedman LLP were engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Wei, Wei & Co., LLP and Friedman LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2018 that were attributed to work performed by persons other than Wei, Wei & Co., LLP’s full-time permanent employees was less than 50%.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2018.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits

Exhibit No.	Description of Exhibit

1.1(1)	Articles of Association of Hebron Technology Co., Ltd.

1.2(2)	First Amended and Restated Articles of Association of Hebron Technology Co., Ltd.

1.3(1)	Memorandum of Association of Hebron Technology Co., Ltd.

1.4(1)	First Amended and Restated Memorandum of Association of Hebron Technology Co., Ltd.

1.5(2)	Second Amended and Restated Memorandum of Association of Hebron Technology Co., Ltd.

1.6(5)	Third Amended and Restated Memorandum of Association of Hebron Technology Co., Ltd.

2.1(6)	Registrant’s Form of Class A common share Certificate

2.2(6)	Registrant’s Form of Class B common share Certificate

8.1(3)	List of Subsidiaries of the Registrant

11.1 (4)	Code of Business Conduct and Ethics

12.1(7)	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2(7)	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1(7)	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2(7)	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1(7)	Consent Letter of Friedman LLP

15.2(7)	Consent Letter of Wei, Wei & Co., LLP

99.1(7)	Press release dated May 15, 2019 titled “Hebron Technology Co., Ltd. Reports Fiscal Year 2018 Financial Results”

101.INS(7)	XBRL Instance Document.

101.SCH(7)	XBRL Taxonomy Extension Schema Document.

101.CAL(7)	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF(7)	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB(7)	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE(7)	XBRL Taxonomy Extension Presentation Linkbase Document.

(1)	Incorporated by reference to Form F-1 filed on April 29, 2016 (Accession No.: 0001144204-16-097715)

(2)	Incorporated by reference to Form F-1 filed on June 13, 2016 (Accession No.: 0001144204-16-107930)

(3)	Incorporated by reference to Form F-1 filed on December 16, 2015 (Accession No.: 0001144204-15-071344)

(4)	Incorporated by reference to Form 20-F filed on April 11, 2017 (File No.: 001-37829)

(5)	Incorporated by reference to Form 6-K filed on March 9, 2018 (File No.: 001-37829)

(6)	Incorporated by reference to Form 20-F filed on April 26, 2018 (File No.: 001-37829)

(7)	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Hebron Technology Co., Ltd.

	By:	/s/ Anyuan Sun
		Name:	Anyuan Sun
		Title:	Chief Executive Officer

Date: May 15, 2019

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Hebron Technology Co., Limited.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Hebron Technology Co., Limited. and its subsidiaries (collectively, the “Company”) as of December 31, 2018, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of their operations and their cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Wei, Wei & Co., LLP

We have served as the Company’s auditor since 2019

New York, New York

May 15, 2019

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

New York, New York

April 25, 2018

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2018	2017
ASSETS
CURRENT ASSETS:
Cash	$947,588	$3,220,781
Restricted Cash	2,124,655	55,322
Contracts receivable, net	24,669,365	16,904,972
Accounts receivable, net	2,655,845	1,419,305
Notes receivable	81,611	689,171
Retainage receivables, net	3,146,986	2,564,404
Inventories	365,480	1,582,501
Prepayments and advances to suppliers, net	3,568,003	11,904,107
Other receivables, net	767,681	240,284
Prepaid expenses and other current assets	94,539	-
TOTAL CURRENT ASSETS	38,421,753	38,580,847

Property and equipment at cost, net of accumulated depreciation	12,515,894	14,588,262
Land use right, net of accumulated amortization	969,339	1,086,148
Deposits for rent	43,633	46,101
Equity investment	3,054,090	-
Deferred tax assets	1,648,967	247,324

TOTAL ASSETS	$56,653,676	$54,548,682

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term loans	$1,698,058	$457,940
Notes Payable	2,117,382	55,322
Accounts payable	1,361,687	1,276,784
Accrued expenses and other current liabilities	2,112,472	1,327,513
Other loan payable - current	177,291	179,182
Advances from customers	3,131,338	2,825,215
Taxes payable	9,085,746	7,067,593
TOTAL CURRENT LIABILITIES	19,683,974	13,189,549

Other loan payable - long-term	212,351	411,683
Long-term loans	-	414,912

TOTAL LIABILITIES	19,896,325	14,016,144

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Common stock
Class A common stock, $0.001 par value, 40,000,000 shares authorized, 8,491,177 and 6,916,947 shares issued and outstanding as of December 31, 2018 and 2017, respectively	8,491	6,917
Class B common stock, $0.001 par value, 10,000,000 shares authorized, 7,778,400 shares issued and outstanding as of December 31, 2018 and 2017, respectively.	7,778	7,778
Additional paid-in capital	13,361,447	10,237,965
Retained earnings	24,732,776	29,877,491
Accumulated other comprehensive income (loss)	(1,353,141)	402,387
TOTAL SHAREHOLDERS’ EQUITY	36,757,351	40,532,538

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$56,653,676	$54,548,682

The accompanying notes are an integral part of these consolidated financial statements.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS)

	For the Years Ended December 31,
	2018	2017	2016
REVENUE
Installation service	$17,297,212	$23,748,141	$24,299,062
Fluid equipment sales	7,992,848	5,452,304	2,798,774
	25,290,060	29,200,445	27,097,836
COST OF REVENUE
Cost of product and services	17,458,252	18,080,777	16,192,810
Business and sales related taxes	253,856	675,507	443,448
GROSS PROFIT	7,577,952	10,444,161	10,461,578

OPERATING EXPENSES

General and administrative expenses	3,298,188	3,683,594	932,911
Selling expenses	1,337,321	2,187,253	1,742,147
Bad debt expenses (recovery)	7,913,442	187,715	(227,873)
Research and development expenses	358,411	508,282	33,847
Total operating expenses	12,907,362	6,566,844	2,481,032
(LOSS) INCOME FROM OPERATIONS	(5,329,410)	3,877,317	7,980,546

OTHER INCOME (EXPENSE)
Other income, net	(426,585)	377,174	6,431
Interest expense	(208,306)	(56,953)	(49,625)
Income from investment	168,534	-	-
Total other (expense) income, net	(466,357)	320,221	(43,194)

(LOSS) INCOME BEFORE INCOME TAXES	(5,795,767)	4,197,538	7,937,352
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(651,052)	(2,938,849)	2,002,467

NET (LOSS) INCOME	$(5,144,715)	$7,136,387	$5,934,885

OTHER COMPREHENSIVE INCOME (LOSS)

Foreign currency translation (loss) income	(1,755,528)	2,249,081	(1,401,124)

COMPREHENSIVE (LOSS) INCOME	$(6,900,243)	$9,385,468	$4,533,761

Basic and diluted (loss) earnings per common share
Basic	$(0.33)	$0.49	$0.49
Diluted	$(0.33)	$0.49	$0.49

Weighted average number of shares outstanding
Basic	15,760,633	14,695,347	12,029,538
Diluted	15,760,633	14,695,347	12,046,045

The accompanying notes are an integral part of these consolidated financial statements.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Class A Common Stock		Class B Common Stock		Additional paid in	Retained	Accumulated Other Comprehensive
	Shares	Amount	Shares	Amount	capital	Earnings	Income (Loss)	Total
Balance at January 1, 2016*	4,221,600	$4,222	7,778,400	$7,778	$108,970	$16,806,219	$(445,570)	$16,481,619
Issuance Class A shares - IPO	2,695,347	2,695	-	-	10,128,995	-	-	10,131,690
Net income			-	-	-	5,934,885	-	5,934,885
Foreign currency translation loss			-	-	-	-	(1,401,124)	(1,401,124)
Balance at December 31, 2016	6,916,947	6,917	7,778,400	7,778	10,237,965	22,741,104	(1,846,694)	31,147,070

Net income	-	-	-	-	-	7,136,387	-	7,136,387
Foreign currency translation income	-	-	-	-	-		2,249,081	2,249,081
Balance at December 31, 2017	6,916,947	6,917	7,778,400	7,778	10,237,965	29,877,491	402,387	40,532,538

Net loss	-	-	-	-	-	(5,144,715)	-	(5,144,715)
Foreign currency translation loss	-	-	-	-	-	-	(1,755,528)	(1,755,528)
Issuance of class A common stock for consulting services	131,452	131	-	-	239,369	-	-	239,500
Issuance of class A common stock for equity investment	1,442,778	1,443	-	-	2,884,113	-	-	2,885,556
Balance at December 31, 2018	8,491,177	$8,491	7,778,400	$7,778	$13,361,447	$24,732,776	$(1,353,141)	$36,757,351

* Retrospectively adjusted the reclassification of the Company’s common stock (see Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2018	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(5,144,715)	$7,136,387	$5,934,885
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,195,161	939,995	517,402
Loss on disposition of property and equipment	283,487	12,179	228,245
Deferred tax expense (benefit)	(1,471,938)	11,526	56,968
Bad debt expense (recovery)	7,913,442	187,715	(227,873)
Changes in operating assets and liabilities:
Contracts receivable	(9,019,036)	(2,992,867)	(5,893,527)
Accounts receivable	(1,383,452)	(950,850)	922,611
Notes receivable	593,674	(378,205)	(85,107)
Retainage receivables	(748,903)	(80,360)	(548,357)
Prepayment and advances to suppliers	93,149	(7,127,018)	(2,861,600)
Inventories	1,177,956	788,000	427,878
Other receivables	(598,764)	(156,074)	(1,535)
Accounts payable	146,546	26,450	(290,717)
Notes Payable	2,148,292	53,272	-
Advances from customers	429,217	(370,964)	528,193
Deferred revenue	-	(1,071,355)	3,161
Taxes payable	2,770,253	(2,365,120)	2,484,264
Accrued expenses and other current liabilities	890,551	240,505	382,410
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(725,080)	(6,096,784)	1,577,301

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of property and equipment	(74,210)	(3,126,777)	(7,667)
Payments for intangible assets	(41,000)	-	-
Payments for construction in progress	-	-	(973,254)
NET CASH (USED IN) INVESTING ACTIVITIES	(115,210)	(3,126,777)	(980,921)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	1,995,763	295,954	301,019
Repayment of short-term bank loans	(1,088,667)	-	(795,443)
Proceeds from long-term loans	-	173,873	556,885
Repayment of long-term loans	-	(47,353)	-
Repayment/Proceeds from other loan	(176,427)	582,205	-
Repayment of other loan	-	(21,457)	-
Repayment of (proceeds from) related parties	-	(66,582)	72,009
Proceeds from issuance of shares in IPO	-	-	10,131,690
NET CASH PROVIDED BY FINANCING ACTIVITIES	730,669	916,640	10,266,160

EFFECT OF EXCHANGE RATE CHANGE ON CASH	(94,239)	(292,869)	(104,290)
NET (DECREASE) INCREASE IN CASH	(203,860)	(8,599,790)	10,758,250
CASH AND RESTRICTED CASH-beginning of year	3,276,103	11,875,893	1,117,643

CASH AND RESTRICTED CASH-end of year	$3,072,243	$3,276,103	$11,875,893

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income taxes	$42,250	$-	$-
Cash paid for interest	$91,917	$75,704	$50,705

Non-cash financing activities
Warrants issued to placement agent in connection with the Company’s IPO	$-	$-	$488,730
Issuance of shares for consulting services	$239,500	$-	$-
Issuance of shares for equity investment	$2,885,556	$-	$-

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

Reorganization

On October 30, 2012, HK Xibolun entered into separate equity transfer agreements with Hebron Technology, Xibolun Equipment, and Zhejiang Xibolun, pursuant to which shareholders of Xibolun Automation agreed to transfer all of their equity interests in Xibolun Automation to HK Xibolun. The transfer became effective on December 5, 2012.

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

On October 22, 2012, in anticipation of an initial public offering (“IPO”) of its equity securities, the shareholder of HK Xibolun transferred his shares in HK Xibolun to the Company without any consideration and as a result, HK Xibolun became a wholly-owned subsidiary of the Company.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (Continued)

The above mentioned transactions were accounted for as a recapitalization. Hebron Technology and its wholly-owned subsidiary HK Xibolun, which owns a 100% interest of Xibolun Automation and Xibolun Equipment, were effectively controlled by the same Controlling Shareholder before and after the reorganization and therefore the Reorganization was considered under common control.

Hebron Technology, HK Xibolun, Xibolun Automation and Xibolun Equipment are collectively referred to as the “Company”. The Company, through its main operational subsidiaries, is engaged in the manufacture of fluid equipment including valves, pumps, pipe fittings and others, with particular emphasis on the intelligentized valves and installation services for pharmaceutical engineering construction.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied.

The consolidated financial statements include the financial statements of Hebron Technology, HK Xibolun, Xibolun Automation and Xibolun Equipment. All inter-company balances and transactions are eliminated upon consolidation. For the Company’s equity investment which the Company does not have control and is not the primary beneficiary, but has significant influence in the decision-making of the ordinary course of business, the equity method is applied.

Uses of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during each reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include: the allowance for doubtful accounts, the valuation of inventory, realizability of deferred tax assets, costs to complete contracts, estimated useful lives and fair values in connection with the impairment of property and equipment and accruals for income tax uncertainties.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018 using the modified retrospective approach. Revenues for the year ended December 31, 2018 were presented under ASC 606, and revenues for the years ended December 31, 2017 and 2016 were not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition. There is no adjustment to the opening balance of retained earnings at January 1, 2018 since there was no change to the timing and pattern of revenue recognition upon adoption of ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services.

The Company’s revenues are primarily derived from the following sources:

Sales of products:  The Company recognizes revenue when the products are delivered and control is transferred. The Company generally provides a warranty for a period of 12 months after the customers receive the products. The Company determines that such product warranty is not a separate performance obligation because the nature of warranty is to provide assurance that a product will function as expected and in accordance with the customer’s specifications and the Company has not sold the warranty separately. From its past experience, the Company has not experienced any material warranty costs and, therefore, the Company does not believe an accrual for warranty cost is necessary for the years ended December 31, 2018, 2017 and 2016. The Company’s sales revenue consists of the invoiced value of goods, net of value-added tax (“VAT”).

Installation contracts: The Company recognizes revenue associated with these contracts over time as services are performed and the transfer of control occurs, based on a percentage-of-completion method using cost-to-cost input methods as a measure of progress. When the percentage-of-completion method is used, the Company estimates the costs to complete individual contracts and records as revenue that portion of the total contract price that is considered complete based on the relationship of costs incurred to date to total anticipated costs (the cost-to-cost approach).

Under the cost-to-cost approach, the use of estimated costs to complete each contract is a significant variable in the process of determining recognized revenue, requires judgment and can change throughout the duration of a contract due to contract modifications and other factors impacting job completion. The costs of earned revenue includes all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools and repairs. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

The Company sometimes enters into installation service contracts in connection with product sales. The manufacture of fluid equipment control systems comprises two stages: (a) manufacture; and (b) installation. The Company always enters into separate product and installation contracts with the customer as the customer has the choice to use its own staff or external contractors to install the products based on product installation manuals provided by the Company when the products are delivered. The Company usually sells the product on a standalone basis and also is engaged by customers to install the systems they purchase from other suppliers. It is the Company’s policy to sell its products at the set prices regardless of whether the customer separately enters into an installation contract with the Company. The Company always prices its installation services at market competitive rates regardless of whether the installation service relates to its own products or standalone installation services. Therefore, the Company determined there are two sperate performance obligations, and recognizes product sales and installation revenue separately.

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

Restricted Cash

Restricted cash consists of cash equivalents used as collateral to secure bank borrowings. The Company is required to keep certain amounts on deposit that are subject to withdrawal restrictions. The restricted cash balance is associated with the Company’s short-term borrowings, thus, classified as a current asset. As of December 31, 2018, and 2017, the Company had restricted cash of $2,124,655 and $55,322, respectively, related to the bank acceptance notes payable.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts presented in the statement of cash flows. The Company adopted the new standard effective January 1, 2018, using the retrospective transition method.

Accounts and contract receivables

Accounts and contract receivables from equipment sales and installation services are stated at net realizable value. An allowance for doubtful accounts is established based on the management’s assessment of the recoverability of accounts and other receivables. Judgment is required in assessing the realizability of these receivables, including the current credit worthiness of each customer and the related aging analysis. An allowance is provided for accounts when management has determined that the likelihood of collection is doubtful. The Company writes off accounts and contract receivables against the allowance when a balance is determined to be uncollectible.

Retainage receivables

Retainage receivables represent the amount retained by the Company’s customers to ensure the quality of the installation services and any possible follow-up maintenance related to the installation. The term of these retainage receivables is typically within one year after the completion date of the installation project. If there is no dispute regarding the quality of the installation project during the year, such retainage receivable should be paid by the Company’s customer. Management regularly reviews aging of retainage receivables and changes in payment trends and records an allowance when management believes collection of amounts due are at risk.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories

Inventories are stated at the lower of cost or net realizable value. Inventories consist of raw materials, finished goods, work in process, low value consumables, and installation projects in process that have not been completed. Provision is made for slow-moving, obsolete or unusable inventory.

Advances to suppliers

The Company advances funds to certain suppliers for purchases of raw materials, plant and equipment. These advances are interest free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company recorded a provision for doubtful accounts of $386,563, $18,717 and $19,284 for the years ended December 31, 2018, 2017 and 2016, respectively.

Property and equipment

Property and equipment are recorded at cost. Depreciation is provided in amounts sufficient to amortize the cost of the related assets over their useful lives using the straight line method, as follows:

Useful life
Buildings	20 years
Machinery and equipment	3 - 10 years
Transportation equipment	4 years
Office equipment	3 - 5 years
Leasehold improvements	Shorter of remaining lease term or life of assets

Equity method of accounting for investments

The Company evaluates the method of accounting for investments in which it holds an equity interest based on the amount of control it exercises over the operations of the investee, exposure to losses in excess of its investment, the ability to significantly influence the investee and whether the Company is the primary beneficiary of the investee. Under the voting interest model, the Company applies the equity method when the Company owns or controls from 20% to 50% of the voting shares, or below 20% of the voting shares when significant influence can be exercised over the operating and financial policies of the investee company. Under the Variable Interest (VIE) Model, the investments are accounted for under the equity method if the Company has determined it does not have a controlling financial interest and therefore is not the VIE’s primary beneficiary.

On March 10, 2018, the Company entered into a share acquisition agreement (the “Agreement”) with the sole shareholder of Xuzhou Weijia Biotechnology Co., Ltd. (“Weijia”) to acquire 49% of the equity in Weijia. Pursuant to the Agreement, the Company issued 1,442,778 unregistered Class A common shares (based on an agreed value of $2.00 per share, totalling $2,885,556) as a consideration to the individuals designated by the selling shareholder of Weijia. The Company accounts for its investment in Weijia under the equity method of accounting. As of December 31, 2018, the investment accounted for was $3,054,090 and is included in equity investment on the Consolidated Balance Sheets. For the year ended December 31, 2018, the Company recorded income of $168,534 from its investment in Weijia.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Land use right

The Company’s land use right is valued at cost. The land use right is amortized on straight line method over the term of the land use right.

Research and development costs

Research and development costs are expensed to operations as incurred and include fees paid to third party contractors.

Long-lived assets and other acquired intangible assets

The Company reviews its long-lived assets, including property and equipment and identifiable intangibles, for impairment. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amounts to future undiscounted cash flows the assets are expected to generate. If property and equipment and certain identifiable intangibles are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds its fair value. The Company did not record any impairment as of December 31, 2018, 2017 and 2016.

Income taxes

The Company’s subsidiaries in China are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC and Hong Kong for the years ended December 31, 2018, 2017 and 2016. The Company accounts for income tax under the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the differences between financial statement carrying amounts of assets and liabilities versus the tax basis of assets and liabilities. Deferred tax assets are also provided for carryforward losses which can be used to offset future taxable income. Deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. Valuation allowances are established against net deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized. As of December 31, 2018, 2017 and 2016, no valuation allowance is considered necessary.

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties relating to income taxes have been incurred during the years ended December 31, 2018, 2017 and 2016. As of December 31, 2018, the tax years ended December 31, 2016 through December 31, 2018 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

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

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Value added tax

Sales revenue represents the invoiced value of goods, net of a VAT. All of the Company’s products that are sold in the PRC are subject to a Chinese value-added tax at a rate of 17% of the gross sales price. The value-added tax rate was reduced to 16% from May 1, 2018, and was further reduced to 13% from April 1 2019. This VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing their finished product.

Foreign currency translation

Since the Company operates primarily in the PRC, the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s financial statements have been translated into the reporting currency of the United States Dollar. Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into USDs at the rates used in translation.

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

Level 3 — Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions market participants would use in pricing the asset or liability based on the best available information.

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

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, contracts receivable, accounts receivable and retainage receivables. As of December 31, 2018 and 2017, $949,578 and $3,216,938 of the Company’s cash was on deposit at financial institutions in the RMB where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. While management believes that these financial institutions are of high credit quality, it also continually monitors their creditworthiness.

Contracts receivable, accounts receivable and retainage receivables are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the year ended December 31, 2018, since the company had a loss, basic and dilutive loss per share are the same. For the years ended December 31, 2017 and 2016, 0 and 16,507 unexercised Public Offering Warrants were dilutive, and were included in the computation of diluted EPS.

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

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In February 2016, the Financial Accounting Standards Board (FASB) issued ASU No. 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public business entities for annual reporting periods and interim periods within those years beginning after December 15, 2018. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. The Company is currently in the process of evaluating the impact of the adoption of ASU 2016-13 on its consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, which allows a reclassification from accumulated other comprehensive income to retained earnings for adjustments to tax effects that were originally recorded in other comprehensive income due to changes in the U.S. federal corporate income tax rate resulting from the enactment of the U.S. tax reform legislation, commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

In March 2018, the FASB issued ASU 2018-05 — Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 (“ASU 2018-05”), which amends the FASB Accounting Standards Codification and XBRL Taxonomy based on the Tax Cuts and Jobs Act (the “Act”) that was signed into law on December 22, 2017 and Staff Accounting Bulletin No. 118 (“SAB 118”) that was released by the Securities and Exchange Commission. The Act changes numerous provisions that impact U.S. corporate tax rates, business-related exclusions, and deductions and credits and may additionally have international tax consequences for many companies that operate internationally. The Company does not believe this guidance will have a material impact on its consolidated financial statements.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (continued)

On June 20, 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718) - Improvements to Nonemployee Share-Based Payment Accounting, which aligns the accounting for share-based payment awards issued to employees and nonemployees. Under ASU No. 2018-07, the existing employee guidance will apply to nonemployee share-based transactions (as long as the transaction is not effectively a form of financing), with the exception of specific guidance related to the attribution of compensation cost. The cost of nonemployee awards will continue to be recorded as if the grantor had paid cash for the goods or services. In addition, the contractual term will be able to be used in lieu of an expected term in the option-pricing model for nonemployee awards. The new standard is effective for us on January 1, 2019. Early adoption is permitted, including in interim periods, and should be applied to all new awards granted after the date of adoption. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the consolidated financial position, statements of operations and cash flows.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — CONTRACT RECEIVABLES, NET

The contracts receivable consists of the following:

	December 31, 2018	December 31, 2017
Contract receivables	$24,669,365	$16,904,972
Allowance for doubtful accounts	-	-
	$24,669,365	$16,904,972

The contract receivables are generally due when the Company completes the related installation project. The Company offers longer credit terms to two of its major general contractors, who accounted for 100%, 86% and 90% of total contract revenue for the years ended December 31, 2018, 2017 and 2016, respectively, for the purpose of maintaining our long-term relationship. The Company had not incurred any bad debts with these two general contractors in the past and considers these contracts receivable fully collectible. Thus, the Company did not provide any allowance for doubtful accounts for these outstanding contract receivable for the years ended December 31, 2018 and 2017.

Note 4 — ACCOUNTS RECEIVABLE, NET

The accounts receivable consists of the following:

	December 31, 2018	December 31, 2017
Accounts receivables	$2,953,585	$1,715,607
Allowance for doubtful accounts	(297,740)	(296,302)
	$2,655,845	$1,419,305

The movement in the allowance for doubtful accounts can be reconciled as follows:

	December 31, 2018	December 31, 2017
Beginning of the year	$296,302	$494,459
Recovery	-	(222,816)
Provision	17,301	-
Foreign exchange effect	(15,863)	24,659
	$297,740	$296,302

Note 5 — INVENTORIES

The inventories consist of the following:

	December 31, 2018	December 31, 2017
Raw materials	$46,009	$-
Finished goods	251,869	1,309,830
Installation projects in process	67,602	272,671
	$365,480	$1,582,501

There were no inventory reserves as of December 31, 2018 and 2017.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — PREPAYMENTS AND ADVANCES TO SUPPLIERS, NET

Prepayments and advances to suppliers consisted of the following:

	December 31, 2018	December 31, 2017
Advances made to raw material suppliers (a)	$8,010,272	$6,984,783
Advances made to construction subcontractors (b)	2,907,750	3,764,954
Advances made for purchases of equipment	910,872	962,396
Prepaid consulting fees	-	841,216
Others	3,906	43,393
Subtotal	11,832,800	12,596,742
Allowance for doubtful accounts	(8,264,797)	(692,635)
	$3,568,003	$11,904,107

(a)	The prepayments and deposits on raw materials are generally required by our suppliers for the purpose of ongoing business relationships. The prepayments and deposits are not directly associated with any specific purchase contract or any specific price but will be used to offset any accounts payable balance resulting from any specific purchase order priced at market.

(b)	Advances to construction subcontracts represent the prepayments made by the Company to our construction subcontractors at the beginning of our customer projects for the purpose of acquiring necessary construction materials, equipment and required deposits.

Changes of allowance for doubtful accounts for the years ended December 31, 2018 and 2017 are as follows:

	December 31, 2018	December 31, 2017
Beginning balance	$692,635	$272,858
Provision	7,609,244	386,563
Foreign exchange effect	(37,082)	33,214
Ending balance	$8,264,797	$692,635

The Company recorded $7,609,244 bad debt provision related to the prepayment and advances to suppliers for the year ended December 31, 2018 due to slow utilization of those prepayments and advances in fiscal 2018. For the years ended December 31, 2017 and 2016, the Company recorded $386,563 and $18,717 bad debt provision for the years ended December 31, 2017 and 2016, respectively.

Note 7 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	December 31, 2018	December 31, 2017
Buildings	$11,032,207	$11,656,259
Machinery equipment	2,858,928	4,385,129
Transportation equipment	518,612	567,757
Office equipment	37,518	18,963
Leasehold improvements	551,582	334,978
Subtotal	14,998,846	16,963,086
Less: accumulated depreciation	(2,482,952)	(2,374,824)
Property, plant and equipment, net	$12,515,894	$14,588,262

Depreciation and amortization expense was $1,134,136, $884,947 and $461,412 for the years ended December 31, 2018, 2017 and 2016, respectively. For the years ended December 31, 2018, 2017 and 2016, the Company disposed of certain obsolete machinery equipment for no proceeds and recognized a loss of $283,487, $12,179 and 228,245 respectively.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — LAND USE RIGHT

The Company carries its land use right at cost less accumulated amortization. All land in China is government owned and cannot be sold to any individual or company. However, the government grants the user a “land use right” (the “Right”) to use the land. The Company has the Right to use the land for 25 years and amortizes the Right on a straight-line basis over the period of 25 years. The amortization expense was $61,025, $55,048 and $55,990 for the years ended December 31, 2018, 2017and 2016, respectively.

	December 31, 2018	December 31, 2017
Land use right	$1,352,629	$1,429,142
Less: accumulated amortization	(383,290)	(342,994)
Land use right, net	$969,339	$1,086,148

The estimated future amortization expense is as follows:

Year ending December 31,
2019	$57,166
2020	57,166
2021	57,166
2022	57,166
2023	57,166
Thereafter	710,051
Total estimated future amortization expenses	$995,881

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — DEBT

Debt consisted of the following loans:

Lender	December 31, 2018	Term	Effective Interest Rate
Bank of China Longwan Branch	$202,894	April 13, 2016 to April 14, 2019*	5.70%
Bank of China Longwan Branch	186,168	June 8, 2016 to April 14, 2019*	5.70%
Industrial Bank Co. Ltd. Wenzhou Branch	727,220	July 17, 2018 to July 17, 2019	6.04%
Longwan Rural Commercial Bank Shacheng Branch	290,888	July 23, 2018 to July 17, 2019	8.71%
Longwan Rural Commercial Bank Shacheng Branch	290,888	July 25, 2018 to July 17, 2019	8.71%
Total	1,698,058
Less: current portion	(1,698,058)
Long term portion	$-

*	both loans from Bank of China Longwan Branch were fully repaid upon maturity.

All principal of the above loans as of December 31, 2018 are due upon maturity and interest payments are due on a monthly basis. For these loans, the outstanding balances were guaranteed by the Controlling Shareholder’s immediate family members and unrelated third parties.

Lender	December 31, 2017	Term	Effective Interest Rate
Bank of China Longwan Branch	$262,009	April 13, 2016 to April 14, 2019	5.70%
Bank of China Longwan Branch	303,501	June 8, 2016 to April 14, 2019	5.70%
Longwan Rural Commercial Bank Shacheng Branch	307,342	September 30, 2017 to September 28, 2018	10.45%
Total	872,852
Less: current portion	457,940
Long term portion	$414,912

All principal of the above loans as of December 31, 2017 are due upon maturity and interest payments are due on a monthly basis. For these loans, the outstanding balances were guaranteed by the Controlling Shareholder’s immediate family members and unrelated third parties.

Interest expense for these loans was $ 91,977, $48,730 and $49,625 for the years ended December 31, 2018, 2017 and 2016, respectively.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — BANK ACCEPTANCE NOTES PAYABLE

Bank acceptance notes payable consisted of the following as of December 31, 2018 and 2017:

	December 31, 2018	December 31, 2017
Bank acceptance notes payable	$2,117,382	$55,322
Total	$2,117,382	$55,322

Bank acceptance notes are issued by financial institutions on the Company’s behalf to vendors with a specific due date usually for a period within one year. These notes can either be endorsed by the vendor to other third parties as payment or can be factored to other financial institutions before becoming due.

Pursuant to the loan facility agreement signed on January 19, 2018 between the Company and China Zheshang Bank, the Company had bank acceptance notes of $2,117,382 (RMB 14.5 million) with maturity dates of six months after the issuance date. The Company was also required to maintain restricted cash deposits of $2,124,655 (RMB 14.6 million) to guarantee the bank notes as of December 31, 2018. These notes were fully paid upon maturity and the restricted deposit was also released upon the payment.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — SALES LEASEBACK

On November 9, 2017, the Company entered into a sale leaseback agreement (the “Agreement”) with Zhongli International Leasing Co., Ltd (“Zhongli”). Pursuant to the Agreement, the Company sold certain machinery purchased during the year to Zhongli for approximately $691,520 (RMB 4.5 million). The Company then leased back the machinery from Zhongli for 48 months with specified monthly payments over the lease term. The Company has a bargain purchase option at a price of Nil to buyback this equipment by the end of the lease term. All these machines are currently being used by the Company for its production purposes. The Company concluded this transaction does not qualify for sale-leaseback accounting in accordance with ASC 840-40-25-11 and shall record under the lease financing method. Under the lease financing method, the assets remain on the Company’s consolidated balance sheet and the proceeds from the transactions are recorded as a financing liability.

The minimum payments of the lease term has 35 months from December 17, 2017 to November 17, 2021. As of December 31, 2018, the lease payments balance are as follows:

Total lease payment as of December 31, 2017	$590,865
Less: foreign exchange effect	(31,634)
Less: payments during the year	(168,589)
Total loan balance as of December 31, 2018	389,642
Less: current portion of payment obligation	(177,291)
Long term payable as of December 31, 2018	$212,351

According to the agreement, future obligations for payments of the above lease agreement are as below:

Twelve months ended December 31, 2018
2019	$177,291
2020	156,939
2021	55,412
Total	$389,642

Interest expense incurred for the year ended December 31, 2018 and 2017 amounted to $85,186 and $8,223, respectively.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — INCOME TAXES

Taxes payable consisted of the following:

	December 31, 2018	December 31, 2017
Income tax payable	$5,763,945	$5,503,770
Value added tax payable	2,024,902	351,098
Business tax payable	878,133	978,130
Other taxes payable	418,766	234,595
Total taxes payable	$9,085,746	$7,067,593

In the normal course of its business, the Company, including in particular Xibolun Automation, Xibolun Equipment, may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due. The Company’s management believes the Company has paid or accrued for all taxes owed by the Company. As of December 31, 2017 and 2016, the Company had accrued (before adjustment) total tax liabilities of $12.0 million and $8.7 million, respectively, related to taxable years since the inception. According to PRC taxation regulation and administrative practice and procedures, the statute of limitation on the tax authority’s audit or examination of previously filed tax returns expires three years from the date they were filed. The Company obtained a written statement from the local tax authority that no additional taxes are due as of December 31, 2014. Based on these facts, the Company reversed the accrued tax liabilities in the total amount of approximately $5.0 million relating to the tax liabilities accrued for the period prior to January 1, 2015, resulting in the decrease of accrued tax liabilities from approximately $12 million to $7 million as of December 31, 2017. The Company has not made any  additional tax payments since 2015 and will continue to discuss with the local tax authority to try to settle the remaining tax liabilities as soon as practicable, mostly related to its unpaid income tax and business tax, both of which are governed by the local tax authority.

The total amount of unpaid tax liabilities was accrued based on the calculation using the current prevailing tax rates without including potential interest and penalties because management cannot be certain as to how much interest and penalties would be assessed, if any. Those potential interest and penalty liabilities are contingent upon the outcome of tax settlement and management estimates that the potential contingent loss related to potential interest and penalties could be Nil or as high as $1.4 million based on rates stipulated by the tax authority. Due to uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with the interest and penalties on these unpaid tax balances. The final outcome of this tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of the statute of limitations. As the ongoing settlement discussions continue, management believes that it is more likely than not that the Company will not have to pay any interest and penalties associated with the unpaid taxes.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — INCOME TAXES (Continued)

Hebron Technology was incorporated in the BVI and is not subject to income taxes under the current laws of the BVI. HK Xibolun is a trading company registered in Hong Kong and subject to corporate income tax at 17.5% if revenue is generated in Hong Kong.

Starting from the year ended December 31, 2018, Xibolun Automation is recognized as a High-technology Company by Chinese government, the revenues generated by Xibolun Automation were subject to a favorable income tax rate of 15%. The High-technology certificate is valid for three year starting from November 30, 2018 and is subject to renewal. Xibolun Equipment is subject to corporate income tax at unified rate of 25%. For the years ended 2017 and 2016, revenues generated in China were subject to corporate income tax at a unified rate of 25%.

i)	The components of the income tax provision (benefit) are as follows:

	For the year ended December 31, 2018	For the year ended December 31, 2017	For the year ended December 31, 2016
Current tax provision	$820,886	$2,024,388	$1,945,499
Current tax recovery	-	(4,974,763)	-
Deferred tax provision (recovery)	(1,471,938)	11,526	56,968
Total	$(651,052)	$(2,938,849)	$2,002,467

ii)	The following table summarizes deferred tax assets resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	For the year ended December 31, 2018	For the year ended December 31, 2017	For the year ended December 31, 2016
Non-current:
Provision for doubtful accounts	$1,648,967	$247,324	$191,913
Depreciation expense	-	-	51,050
Total	$1,648,967	$247,324	$242,963

No valuation allowance against the deferred tax assets is considered necessary since the Company believes that it will more likely than not utilize the future benefits. The following table reconciles the China statutory rates to the Company’s effective tax rate for the years ended December 31, 2018, 2017 and 2016.

	For the year ended December 31, 2018	For the year ended December 31, 2017	For the year ended December 31, 2016
China Income tax statutory rate	(25.0)%	25.0%	25.0%
Effect of favorable income tax rate in certain entity in PRC*	4.0%	-	-
Non-deductible items in China and others	0.1%	2.3%	0.2%
Foreign loss not recognized in China	9.7%	69.0%	-
Effect of tax reversal for previous years	-%	(166.3)%	-
Effective tax rate	(11.2)%	(70.0)%	25.2%

* Xibolun Automation is subject to income tax rate of 15% starting from fiscal 2018.

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of December 31, 2018, the tax years ended December 31, 2016 through December 31, 2018 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — CONCENTRATION OF MAJOR CUSTOMERS AND SUPPLIERS

For the year ended December 31, 2018, four customers accounted for approximately 13%, 12%, 11% and 10% of the Company’s total revenue. For the year ended December 31, 2018, six major sub-contractors accounted for approximately 21%, 19%, 18%, 16%, 15% and 11% of subcontract costs, respectively. As of December 31, 2018, two general contractors who provided the Company’s installation projects accounted for approximately 58% and 42% of the Company’s total contracts receivable balance, respectively. For the year ended December 31, 2018, three supplier accounted for 34%, 21% and 15% of the Company’s accounts payable balance, and no individual supplier accounted for more than 10% of the Company’s advance to suppliers balance.

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

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — SHAREHOLDERS’ EQUITY

On April 6, 2015, the Board of Directors adopted a consent resolution to effectuate a 1:1000 stock split. Simultaneously on April 6, 2015, the Company also issued additional 15,000,000 common shares for nominal consideration. On April 29, 2015, the Company repurchased 4,000,000 common shares in total from current shareholders in accordance with their share percentages as treasury stock for a nominal consideration. As a result, the Company had 50,000,000 authorized common shares, $0.001 par value per share.

All the existing shareholders and directors of the Company consider this issuance of 15 million common shares and repurchase of 4 million common shares on April 29, 2015 was part of the company’s recapitalization to result in 12,000,000 common shares issued and outstanding prior to completion of the initial public offering. No cash or other consideration was paid for these stock issuances and repurchase. The Company believes it is appropriate to reflect the 1:1000 stock split and repurchase that resulted in 12,000,000 shares of our common stock issued and outstanding on a retroactive basis similar to stock split or dividend pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all the periods presented.

On December 26, 2016, the Company completed its initial public offering (“IPO”) of 2,695,347 shares of its common stock at a public offering price of $4.00 per share. The gross proceeds from the offering were approximately $10.8 million before deducting placement agents’ commissions and other offering expenses, resulting in net proceeds of approximately $10.1 million. In connection with the offering, the Company’s common stock began trading on the NASDAQ Capital Market beginning on December 26, 2016 under the symbol “HEBT”.

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

Public Offering Warrants

In connection with the IPO on December 26, 2016, the Company issued warrants equal to five percent (5%) of the shares issued in the IPO, totaling 134,768 units to the placement agents (the “Public Offering Warrants”). The warrants carry a term of three years, and shall not be exercisable for a period of six months from the closing of the IPO and shall be exercisable at $4.80 per share. Management determined that these warrants are equity instruments because the warrants are both a) indexed to its own stock; and b) classified in stockholders’ equity. The warrants were recorded at their fair value on the date of grant as a component of stockholders’ equity. As of December 31, 2018, the total number of warrants outstanding was 134,768 with weighted average remaining life of 1 year. No warrants were exercised as of December 31, 2018.

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

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — SHAREHOLDERS’ EQUITY (Continued)

Equity Investment in Weijia

On March 10, 2018, the Company entered into a share acquisition agreement (the “Agreement”) with the sole shareholder of Xuzhou Weijia Biotechnology Co., Ltd. (“Weijia”) to acquire 49% of the equity in Weijia. Pursuant to the Agreement, the Company issued 1,442,778 unregistered Class A common shares (based on an agreed value of $2.00 per share, totalling $2,885,556) as a consideration to the individuals designated by the selling shareholder of Weijia. The Company accounts for its investment in Weijia under the equity method of accounting. As of December 31, 2018, the investment was $3,054,090 and is included in equity investment on the Consolidated Balance Sheets. For the year ended December 31, 2018, the Company recorded equity income of $116,138 from its investment in Weijia.

Shares Issued for Consulting Services

On January 13, 2016, the Company signed a consulting agreement with Weitian Group LLC (“Weitian”), to engage Weitian to provide certain consulting services. The agreement terminated on March 12, 2018. Pursuant to the agreement, the Company was required to pay Weitian $58,500 (the “Service Fee”). On March 15, 2018, the Company and Weitian signed a settlement agreement, pursuant to which the Company issued 31,452 unregistered Class A common shares to Weitian to settle the Service Fee on March 13, 2018 and the Company recorded a consulting fee of $58,500 included in general and administrative expense for the year ended December 31, 2018.

On December 26, 2017, the Company signed a consulting agreement with Real Miracle Investments Ltd. (“Miracle”), to engage Miracle as its consultant to provide professional services related to the Company’s business strategies, marketing development, business operations, and merger and acquisitions, etc. As of December 31, 2017, the consulting services were not performed. The agreement has a term for one year. Pursuant to the agreement, the Company agreed to pay total of 100,000 shares of the Company’s common stock as compensation for the services within 90 days after signing of the agreement. The Company issued 100,000 unregistered Class A common shares to Miracle on March 12, 2018. The fair value of those shares was assessed at $181,000 based on the stock price of those shares upon issuance and the Company recorded a consulting fee expense of $181,000 included in the general and administrative expense for the year ended December 31, 2018.

Note 15 — COMMITMENTS AND CONTINGENCIES

The Company signed several lease agreements to rent office and a facility for its operations. The lease are from June 1, 2017 to May 30, 2037. As of December 31, 2018, the Company was obligated under operating leases for minimum rentals as follows:

For the Year Ending December 31,
2019	$213,332
2020	213,332
2021	213,332
2022	213,332
2023 and thereafter	3,075,536
$3,928,864

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — SUBSEQUENT EVENTS

The Company has analyzed its operations subsequent to December 31, 2018, through the date the financial statements were available to be issued and have determined that the Company does not have any material subsequent events to disclose in these consolidated financial statements.