Form 20-F
period 2019-12-31
HEBRON TECHNOLOGY CO., LTD
filed 2020-04-24
CIK 1603993

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Changjuan Liang, Chief Financial Officer

+86-577-8689-5678– telephone

liangchangjuan@cnisun.com

99 Danba Rd, Bldg C9, Putuo District

Shanghai, China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Symbol	Name of each exchange on which registered
Class A common shares, par value $0.001 per share	HEBT	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 16,269,577 Class A Common Shares and Nil Class B Common Shares.

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

Conventions Used in this Annual Report

Except where the context otherwise requires and for purposes of this annual report on Form 20-F  only, “we,” “us,” “our company,” “Company,” “our” and “Hebron” refer to:

●	Hebron Technology Co., Ltd., a British Virgin Islands company limited by shares (“Hebron Technology” when individually referenced);

●	Hong Kong Xibolun Technology Limited, a Hong Kong limited company (“HK Xibolun” when individually referenced), which is a wholly owned subsidiary of Hebron Technology;

●	Zhejiang Xibolun Automation Project Technology Co., Ltd. (“Xibolun Automation”) (also referred to as or Zhejiang Xibolun Automatically Control System Engineering Technology Co., Ltd. in China), a PRC company, which is a wholly-owned subsidiary of HK Xibolun;

●	Wenzhou Xibolun Fluid Equipment Co., Limited (“Xibolun Equipment”) (also referred to as or Wenzhou Xibolun Fluid Equipment Co., Ltd. in China), a PRC company, which is a wholly-owned subsidiary of HK Xibolun, which holds 70% of Xibolun Equipment through HK Xibolun’s 100% subsidiary, Xibolun Automation, and which holds 30% of Xibolun Equipment directly;

●

NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd. (“NiSun BVI”) (also referred to as ), a limited company established under the laws of the British Virgin Islands and a wholly-owned subsidiary of Hebron Technology;

●	NiSun International Enterprise Management Group (Hong Kong) Co., Limited (“NiSun HK”) (also referred to as ), a limited company established under the laws of Hong Kong and a wholly-owned subsidiary of NiSun BVI;

●	NingChen (Shanghai) Enterprise Management Co., Ltd (“NingChen” or “WFOE”) (also referred to as ), a PRC company and a wholly-owned subsidiary of NiSun HK;

●	Fintech (Shanghai) Digital Technology Co., Ltd (“Fintech”) (also referred to as ), a PRC company controlled by NingChen through a series of contractual agreements.

●	Khorgos Fintech Network Technology Co., Ltd (“Khorgos”) (also referred to as ), a limited company established under the laws of PRC and a wholly-owned subsidiary of Fintech;

●	Jilin Lingang Trade Co., Ltd (“Jilin”) (also referred to as ), a limited company established under the laws of PRC and a wholly-owned subsidiary of Fintech;

●	NiSun family office (“Guangzhou”) Co., Ltd (“Guangzhou”) (also referred to as ), a limited company established under the laws of PRC and a wholly-owned subsidiary of Fintech;

●	Beijing Hengtai Puhui Information services Co., Ltd (“Hengpu”) (also referred to as ), a PRC company controlled by NingChen through a series of contractual agreements.

●	Dunhua Midtown Asset Management Registration Center Co., Ltd (“Midtown”) (also referred to as ), a limited company established under the laws of PRC and a wholly-owned subsidiary of Hengpu;

●	Hangzhou Fengtai Technology Co., Ltd (“Fengtai”) (also referred to as ), a limited company established under the laws of PRC and a majority-owned subsidiary of Hengpu, which hold 92% directly.

●	Shandong Taiding International Investment Co., Ltd (“Taiding”) (also referred to as ), a limited company established under the laws of PRC and a subsidiary of NiSun BVI, which holds 80% of the equity interest in Taiding.

In addition, Hebron is the English romanization of Xibolun in Chinese.

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. The exchange rates in effect as of December 31, 2019 and 2018 were US $1.00 for RMB 6.9618 and RMB 6.8755, respectively. The average exchange rates for the years ended December 31, 2019, 2018 and 2017 were US $1.00 for RMB 6.9081, RMB 6.6090 and RMB 6.7578, respectively. We use period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the three years ended December 31, 2019, 2018 and 2017, and the selected consolidated balance sheets data as of December 31, 2019, 2018 and 2017 have been derived from our audited consolidated financial statements. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

(All amounts in U.S. dollars, except Shares outstanding)

Statement of operations data:

	For the Years Ended December 31,
	2019	2018	2017

Revenue	$21,103,114	$25,290,060	$29,200,445
Cost of revenue	13,046,493	17,712,108	18,756,284
Gross profit	8,056,621	7,577,952	10,444,161
General and administrative expenses	2,566,831	3,298,188	3,683,594
Selling	985,252	1,337,321	2,187,253
Bad debt	2,079,837	7,913,442	187,715)
Research and development	492,696	358,411	508,282
Income (loss) on operations	1,932,005	(5,329,410)	3,877,317
Other income (expense), net	1,255,149	(426,585)	377,174
Interest expense	(158,119)	(208,306)	(56,953)
Income from investment	153,554	168,534	-
Income (loss) before income taxes	3,182,589	(5,795,767)	4,197,538
Provision (benefit) for income taxes	442,599	(651,052)	(2,938,849
Net income (loss)	2,739,990	(5,144,715)	7,136,387
Comprehensive income (loss)	$2,178,899	$(6,900,243)	$9,385,468

Balance sheet data:

	2019	2018	2017
Current assets	$43,711,758	$35,274,767	$38,580,847
Total assets	$84,799,257	$56,653,676	$54,548,682
Current liabilities	$28,233,265	$19,683,974	$13,189,549
Total liabilities	$30,863,744	$19,896,325	$14,016,144
Total shareholders’ equity	$53,945,320	$36,757,351	$40,532,538
Shares outstanding	17,710,471	16,269,577	14,695,347

B.	Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

C.	Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

D.	Risk Factors

Risks Related to Our Business and Industry

We may incur liabilities for unpaid taxes, including penalties.

In the normal course of its business, our Company, including subsidiaries and VIEs in PRC particularly Xibolun Automation and Xibolun Equipment, may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due. Although the Company’s management believes the Company has paid all or accrued for all taxes owed by the Company, PRC taxing authorities may take the position that the Company owes more taxes than it has paid based on transactions conducted by HK Xibolun, which may be deemed a resident enterprise, thereby resulting in taxable liability for us. HK Xibolun’s purchases and sales of fluid equipment control systems offshore in 2013 could, if so challenged, result in a tax liability for our company. (See “Risk Factors — Under the Enterprise Income Tax Law, we may be classified as a ‘Resident Enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.”)

The Company has recorded a tax liability of $10,915,483, $9,085,746 and 7,067,593 as of December 31, 2019, 2018 and 2017, respectively, for the possible underpayment of income and business taxes. It is possible that the tax liability of the Company for past taxes may be higher than these amounts, if the PRC authorities determine that we are subject to penalties. Although we have had unofficial discussions with the local tax authority and believe that it is possible that the Company will reach an agreement with the local tax authority resulting in a settlement of a tax liability lower than the amount currently accrued, we have no guarantee that we will be able to negotiate such a reduction on the tax liability and we cannot be certain as to how much penalties would be assessed, if any. To the extent our Company is able to negotiate such amounts, national-level taxing authorities may take the position that localities are without power to reduce such liabilities, and such PRC taxing authorities may attempt to collect unpaid taxes and penalties in amounts greatly exceeding management’s estimates.

The industry in which our equipment and engineering segment operates is competitive in China.

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

Our revenue from equipment and engineering segment will decrease if the industries in which our customers operate experience a protracted slowdown.

Our equipment and engineering services mainly serve as key components in projects and machines operated by our customers which are mostly in the pharmaceutical industry. Therefore, we are subject to the general changes in economic conditions affecting this industry segment of the economy. If the pharmaceutical industry in which our customers operate do not grow or if there is a contraction in those industries, demand for our services will decrease. Demand for our services is typically affected by a number of overarching economic factors, including, but not limited to, interest rates, the availability and magnitude of private and governmental investment in infrastructure projects and the health of the overall global economy. Although pharmaceutical industry is more resilient in the wake of general economic slowdown, if there is a decline in economic activity in China and the other markets in which we operate or a protracted slowdown in industries on which we rely for our sales, demand for our services and our revenue will likewise decrease.

Any decline in the availability, or increase in the cost of raw materials could materially affect our earnings.

Our valve manufacturing operations depend heavily on the availability of various raw materials and energy resources. The mix of raw materials used in the production of valves is mainly composed of casting steel blank parts, forging steel blank parts and steel. Steel costs account for approximately 30% of our total manufacturing costs. The fuel costs in our manufacturing operations, particularly heavy oil and electricity, account for approximately 2% of total manufacturing costs. The availability of raw materials and energy resources may decline and their prices may fluctuate greatly. If our suppliers are unable or unwilling to provide us with raw materials on terms favorable to us, we may be unable to produce certain products. While valve production is only a small part of our business, our inability to produce certain products could result in a decrease in revenue, earnings and damage to our reputation in our industry. In the event our raw material and energy costs increase, we may not be able to pass these higher costs on to our customers in full or at all. Any increase in the prices for raw materials or energy resources could materially increase our costs and therefore lower our earnings.

China’s appreciating currency may make our products more expensive to export to other countries.

While we sell most of our products in China, we may also export our products to a variety of other countries from time to time. Historically, we have relied on favorable exchange rates between China and other countries to drive revenues from products sold abroad. Over the last several years, China’s currency has appreciated against most foreign currencies, causing our products to become more expensive in other countries. To the extent the Chinese RMB continues to appreciate, our products could become more expensive and, as a result, less attractive to potential customers in other countries. The RMB depreciated from 2014 through the end of 2016, appreciated against the U.S. dollar in 2017, and has depreciated since the beginning of 2018.

Outstanding bank loans may reduce our available funds.

We have approximately $0.9 million and $1.7 million in bank loans outstanding as of December 31, 2019 and 2018, respectively. In addition, we have approximately $0.9 million and $2.1 million bank acceptance notes payable outstanding as of December 31, 2019 and 2018, respectively. The loans and bank acceptance notes payable are held at multiple banks, and all of the debt is guaranteed by members of our management, their immediate family members and unrelated third parties. In particular, our Chief Executive Officer and his brother have guaranteed this debt with recourse to their respective residences, and unrelated third parties have extended guarantees of our company’s debt in order to assist us in obtaining such loans. There can be no guarantee that we will be able to pay all amounts when due or refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or to refinance such amounts, our property could be foreclosed and our business could be negatively affected.

Reciprocal debt guarantees may reduce our assets if we are required to honor a guarantee made in favor of a third party.

In the past, we have occasionally entered into reciprocal debt guarantees with other local businesses in order to meet funding requirements of lenders, who sometimes require greater assets or income than we have individually, but that could be satisfied if similarly situated businesses agreed to guarantee each other’s debts. These guarantees are typically time-limited and tend to be two years in length. Although we do not currently have any guarantee obligations, we could be subject to loss in the future if we undertake to guarantee another party’s debt and such third party subsequently defaults in payment.

The loss of any of our key customers could reduce our revenues and our profitability.

For the year ended December 31, 2019, three customers accounted for 24%, 21% and 16% of the Group’s total revenue from our equipment and engineering segment. As of December 31, 2019, two general contractors who engaged our Xibolun Subsidiary Group (defined below) in installation projects accounted for approximately 54% and 43% of our total contracts receivable balance from equipment and engineering segment. For the year ended December 31, 2019, one customer accounted for approximately 100% of our total financial services revenue and accounts receivable from the financial services segment.

For the year ended December 31, 2018, four customers accounted for approximately 13%, 12%, 11% and 10% of the Company’s total revenue. As of December 31, 2018, two general contractors who provided the Company’s installation projects accounted for approximately 58% and 42% of the Company’s total contracts receivable balance.

For the year ended December 31, 2017, four major customers accounted for approximately 22%, 21%, 13% and 10% of the Company’s total revenue. As of December 31, 2017, two general contractors for the Company’s installation projects accounted for approximately 58% and 42% of the Company’s total contracts receivable balance, respectively.

We have not entered into long-term contracts with any of these major customers and instead rely on individual orders from such customers. Therefore, there can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to serve these customers at current levels or at all. As the majority of our revenues are driven by individual orders for installation services, our major customers often change each period based on when a given order is placed. Although long-term contracts do not exist in our industry and our customers often make orders repeatedly, if we cannot develop and maintain long-term relationships with major customers or replace major customers from period to period with equivalent customers, the loss of such sales could have an adverse effect on our business, financial condition and results of operations.

We rely on a relatively limited number of vendors and customers.

We consider our major vendors in each period to be those vendors that accounted for more than 10% of overall purchases in such period.

For the year ended December 31, 2019, two major sub-contractors accounted for approximately 25% and 24% of subcontract costs in the equipment and engineering segment. For the year ended December 31, 2019, three supplier accounted for 22%, 15% and 11% of the Group’s accounts payable balance from equipment and engineering segment.

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

We have not entered into long-term contracts with any of these major vendors and instead rely on individual projects with such vendors. Although we believe that we can locate replacement vendors readily in the market for prevailing prices and that we would not have significant difficulty replacing a given vendor, any difficulty in replacing such a vendor could negatively affect our Company’s performance to the extent it results in higher prices or a slower supply chain.

Any disruption in the supply chain of raw materials for our equipment products could adversely impact our ability to produce and deliver products.

As to the products we manufacture in our equipment and engineering segment, we must manage our supply chain for raw materials and delivery of our products. Supply chain fragmentation and local protectionism within China further complicates supply chain disruption risks. Local administrative bodies and physical infrastructure built to protect local interests pose transportation challenges for raw material transportation as well as product delivery. In addition, profitability and volume could be negatively impacted by limitations inherent within the supply chain, including competitive, governmental, legal, health and natural disasters, and other events that could impact both supply and price. Any of these occurrences could cause significant disruptions to our supply chain, manufacturing capability and distribution system that could adversely impact our ability to produce and deliver products.

We do not maintain a reserve for warranty or defective products/installation claims. Our costs could increase if we experience a significant number of claims.

The Company generally obtains the customers’ acceptance when the Company delivers product or renders service to its customers of our equipment and engineering segment. The Company will not recognize revenue until a Completion and Evaluation Report has been provided by the customer. The Completion and Evaluation Report proves the quality of the installation projects, and there are no additional services performed by the Company later. Therefore, revenue is recognized when a Completion and Evaluation Report has been provided by the customer.

In practice, the Company allows customers to reserve approximately 5-10% of the agreed purchase or installation price as the quality security retention (retainage) for a period of one or up to five years after the Company delivers and/or implement a solution for them.

The Company considers this one year term as a warranty period for the Company’s products sold or services provided as defined under ASC Subtopic 450-20. Historically, the Company has not experienced significant customer complaints about the products and none of customers have claimed damages for any loss incurred due to quality problems. Therefore, no separate warranty provisions were provided as at December 31, 2019, 2018 and 2017 based on historical experience.

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

Rapid expansion could significantly strain our resources, management and operational infrastructure, which could impair our ability to meet increased demand for our equipment and engineering segment and financial services segment and hurt our business results.

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

We face risks related to health epidemics or disease outbreaks.

Recently, there was an outbreak of a novel strain of coronavirus (“COVID-19”) in the PRC, which has spread rapidly to many parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China for the past few months. In March, 2020, the World Health Organization declared the COVID-19 a pandemic.

Substantially all of our revenues and our workforce are concentrated in the PRC. Consequently, our results of operations will likely be adversely, and may be materially, affected, to the extent that the COVID-19 or any other epidemic harms the Chinese and global economy in general. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or treat its impact, almost all of which are beyond our control. Potential impacts include, but are not limited to, the following:

●	temporary closure of offices, travel restrictions or suspension of services of our customers and suppliers have negatively affected, and could continue to negatively affect, the demand for our services;

●	our customers that are negatively impacted by the outbreak of COVID-19, may reduce their budgets on equipment and engineering projects or delay the progress of the related projects or have less demands on our financial service which may materially adversely impact our revenue;

●	our customers may require additional time to pay us or fail to pay us at all, which could significantly increase the amount of accounts receivable and require us to record additional allowances for doubtful accounts, which may in turn adversely affect our financial condition and operating results; and

●	any disruption of our supply chains, logistics providers or customers could adversely impact our business and results of operations, including causing our subcontractors to temporarily cease operation for a period of time, which may also lead to delayed project progress and business harm to us;

Because of the uncertainty surrounding the COVID-19 outbreak, the financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time. There is no guarantee that our total revenues will grow or remain at the similar level year-over-year in 2020. We may have to record downward adjustments, if conditions have not been significantly improved and global stock markets have not recovered from recent declines.

In general, our business could be adversely affected by the effects of epidemic, including but not limited to, the COVID-19, avian influenza, severe acute respiratory syndrome (SARS), the influenza A virus, Ebola virus, or other outbreaks. In response to an epidemic, government and other organizations may adopt regulations and policies that could lead to severe disruptions to our daily operations, including temporary closure of our offices and other facilities. These severe conditions may cause us and/or our suppliers to make internal adjustments, including but not limited to, temporarily closing down our business, limiting business hours, and setting restrictions on travel and/or visits with clients and suppliers for a prolonged period of time. Various impacts arising from a severe condition may cause business disruption, resulting in a material, adverse impact to our financial condition and results of operations.

We must manage growth in operations to maximize our potential growth and achieve our expected revenues and any failure to manage growth will cause a disruption of our operations and impair our ability to generate revenue.

 In order to maximize potential growth in our current and potential markets, we believe that we must expand the scope of our valve manufacturing and production facilities and capabilities and continue to develop new and improved valves as well as expand and diversify our financial service to meet our client needs. This expansion will place a significant strain on our management and our operational, accounting, and information systems. We expect that we will need to continue to improve our financial controls, operating procedures and management information systems. We will also need to effectively train, motivate and manage our employees. Our failure to manage our growth could disrupt our operations and ultimately prevent us from generating the revenues we expect.

We cannot assure you that our internal growth strategy will be successful, which may result in a negative impact on our growth, financial condition, results of operations and cash flow.

One of our strategies is to grow internally through establishing our services in additional markets by increasing the development of new products and improving the quality of existing products. However, many obstacles to this expansion exist, including, but not limited to, increased competition from similar businesses, our ability to improve our products and product mix to realize the benefits of our research and development efforts, unexpected costs and costs associated with marketing efforts. We cannot, therefore, assure you that we will be able to successfully overcome such obstacles and establish our services in any additional markets. Our inability to implement this internal growth strategy successfully may have a negative impact on our growth, future financial condition, results of operations or cash flows.

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

Substantially all of the business operations of the Company are located in Mainland China. Although Hebron Technology’s reports are prepared in accordance with U.S. GAAP, our PRC subsidiaries’ books and records are prepared in accordance with China GAAP. Despite our efforts to improve the Company’s controls and procedures, our accounting personnel do not have sufficient knowledge, experience and training in maintaining our books and records in accordance with U.S. GAAP standards. This has required us to obtain help to assist in the prepreation of our financial statements for U.S. GAAP reporting until we are capable of doing internally. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm the value of our shares.

We are substantially dependent upon our senior management and key research and development personnel.

We are highly dependent on our senior management to manage our business and operations and our key research and development personnel for the development of new products and the enhancement of our existing products and technologies. In particular, we rely substantially on our Chief Executive Officer, Anyuan Sun and our Chief Financial Officer, Changjuan Liang, to manage our operations. We also depend on our Chief Technical Officer, Xiaoliang Xue, for the development of new technology and products.

While we provide the legally required personal insurance for the benefit of our employees, we do not maintain key man life insurance on any of our senior management or key personnel other than our Chief Executive Officer, Mr. Anyuan Sun. The loss of any one of them would have a material adverse effect on our business and operations. Competition for senior management and our other key personnel is intense and the pool of suitable candidates is limited. We may be unable to locate a suitable replacement for any senior management or key personnel that we lose. In addition, if any member of our senior management or key personnel joins a competitor or forms a competing company, they may compete with us for customers, business partners and other key professionals and staff members of our Company. Although each of our senior management and key personnel has signed a confidentiality agreement in connection with their employment with us, we cannot assure you that we will be able to successfully enforce these provisions in the event of a dispute between us and any member of our senior management or key personnel.

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

While we are not aware of any data breach in the past, any future failure to adequately maintain security and prevent unauthorized access to electronic and other confidential information could result in a data breach which could materially adversely affect our reputation, financial condition and operating results.

The protection of our customers’, business partners’, our Company’s and employees’ data is critically important to us. Our customers, business partners, and employees expect we will adequately safeguard and protect their sensitive personal and business information. We have become increasingly dependent upon automated information technology processes. Improper activities by third parties, exploitation of encryption technology, data-hacking tools and discoveries and other events or developments may result in a future compromise or breach of our networks, payment terminals or other settlement systems. In particular, the techniques used by criminals to obtain unauthorized access to sensitive data change frequently and often are not recognized until launched against a target; accordingly, we may be unable to anticipate these techniques or implement adequate preventative measures. There can be no assurance that we will not suffer a criminal cyber-attack in the future, that unauthorized parties will not gain access to personal or business information or sensitive data, or that any such incident will be discovered in a timely manner. Any failure to maintain the security of our customers’ sensitive information, or data belonging to ourselves, our business partners or other relationship third parties, could put us at a competitive disadvantage, result in deterioration of our customers’ confidence in us, and subject us to potential litigation, liability, fines and penalties, resulting in a possible material adverse impact on our financial condition and results of operations.

Our equipment and engineering segment operations depend on intellectual property licensed from third parties, and termination of any of these licenses could result in the loss of significant rights, which would harm our business.

Our Chief Executive Officer grants us the right to use two trademarks, three patents and one copyright without payment. As our Chief Executive Officer’s permission to use these two trademarks is provided at his discretion, he could choose to discontinue such permission in the future. While currently the only third party who grants us intellectual property license is our Chief Executive Officer, it is possible for us to obtain license from any other third parties. Any termination of these licenses could result in the loss of significant rights and could harm our ability to commercialize our products. We must therefore rely on these third parties to enforce their rights and obligations. If they do not successfully enforce such rights and obligations, our development and commercialization of such technology could be delayed or prevented.

When we are granted licenses to use intellectual property from third parties, those parties generally retain most or all of the obligations to maintain and extend, as well as the rights to assert, prosecute and defend, that intellectual property. If we or our licensors fail to adequately protect this intellectual property or if we do not have exclusivity for the marketing of our products, our ability to commercialize products could suffer.

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

In addition, for those 3 patents owned by Mr. Anyuan Sun, Mr. Sun currently has no intention to transfer them to the ownership of our PRC entities. Although we are using the patents for free, Mr. Sun may require us to pay royalties in future, and that would increase our operational costs and adversely affect our business profitability.

Likewise, two of the trademarks and one of the copyrights as disclosed in the section of “Our Intellectual Property” we are currently using are under Mr. Anyuan Sun’s ownership but we’re currently using them for free. There is also a possibility that we will be required by Mr. Sun to pay royalties in future. If so, it will certainly increase our operation cost and adversely affect our business profitability.

As to the licenses on the aforementioned three patents, two trademarks, and one copyright, the license agreements we signed with Mr. Anyuan Sun did not specify expiration dates but only stated that we are entitled to use them during the valid terms of the patents, trademarks, and copyrights, which indicated that if the terms expire and Mr. Sun does not want to extend them, the licenses will expire. Also, according to China’s Intellectual Property Laws, including Patent Law, Trademark Law, and Copyrights Law, the license agreement is valid once the agreement is signed and the registration with regulatory agencies is not a necessity for the agreement to be valid. However, if the agreement is not registered, then the general public may not be aware of the agreement and the licensees’ rights will not be protected when the licensor assigns the intellectual property rights to other parties. We filed with the regulatory agencies the registration application of the license agreements in March of 2016, and the whole process shall be completed in a couple of months. In addition, since the license agreements are non-exclusive, Mr. Sun is still entitled to sign license agreements with other parties. If Mr. Sun does so, the market share for our products which are manufactured and sold with these licensed intellectual property rights will certainly shrink and our profits will be affected adversely.

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

Risks Related to Our Recently Acquired Financial Services Segment Business and Industry

Our financial services segment has a limited operating history in a new and evolving market, which makes it difficult to evaluate its future prospects.

In our financial services segment, we primarily offer underwriting related advisory services to financial institutions and corporate clients and provide distribution and management services for direct banking products issued by small and medium commercial banks in the PRC. We began to conduct financial service business operations in 2019 after we acquired NiSun BVI and its subsidiaries and contractually controlled VIEs including Fintech (Shanghai) Digital Technology Co., Ltd. (“Fintech”) and Beijing Hengtai Puhui Information Services Co., Ltd (“Hengpu”) (collectively, “NiSun Subsidiary Group”). The NiSun Subsidiary Group has a limited operating history and the regulatory framework for this market is also evolving and may remain uncertain for the foreseeable future. Potential customers may not be familiar with this market and may have difficulty distinguishing our financial services from those of its competitors. Convincing potential new customers of the value of our financial services segment is critical to increasing the revenue from our financial services segment and to the success of its business. As our financial services business develops and competes with other financial service providers, it is expected to continue to introduce new services or make adjustments to the current business model. Any significant change to the current business model may not achieve expected results and may have a material and adverse impact on our financial condition and results of operations. It is therefore difficult to effectively assess this segment’s future prospects.

If our financial services segment fails to attract new customers with the value of its services, if the market does not develop as we expect, or if we fail to address the needs of its target market, its business and results of operations will be harmed.

If certain categories of financial products currently traded on provincial or regional financial assets exchanges become restricted or prohibited, or if such financial assets exchanges are prohibited from listing exchange administered products, our underwriting related advisory services would be materially and adversely affected.

The PRC government has not adopted a regulatory framework governing such local exchanges or the listing, trading and distribution of exchange administered products. The local financial assets exchanges are established upon approval of the local governments, and the exchange administered products listed and traded on these exchanges are filed with and approved by local financial asset exchanges under the supervision of the offices of finance at the municipal and provincial levels. As a result, the major product types selected for distribution on such exchanges are dependent upon the local regulatory environment and policies. If any significant product types are discouraged by the local government authorities, our product portfolio, distribution services and related revenues may be negatively impacted.

In addition, although the local financial exchanges are regulated by the local government subject to the two prohibitive provisions issued by the State Council, we cannot guarantee that they would not be covered by the tightened national financial supervision system. If they are subject to approval or guidance of any national regulatory bodies, such as the People’s Bank of China, China Banking and Insurance Regulatory and Administration Committee, or the CSRC, these financial exchanges may be prohibited from listing certain or all of the products currently traded on such exchanges, or be prohibited from engaging in such listing and trading services. Under that circumstance, we may have to change our business model and as a result, our underwriting related advisory services would be materially and adversely affected.

If our financial services segment cannot compete effectively, our results of operations could be harmed.

The finance advisory services industry in China is intensely competitive and evolving. Our competitors operate with different business models, have different cost structures or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their financial service platforms and customers. Our competitors may also have longer operating histories, more extensive customer bases, greater brand recognition and brand loyalty and broader partner relationships than us. Additionally, a current or potential competitor may acquire one or more of its existing competitors or form a strategic alliance with one or more of its competitors. Our competitors may be better at developing new products or services, responding faster to new technologies, or undertaking more extensive and effective marketing campaigns. If we are unable to compete with such companies and meet the need for innovation in the financial services industry, the demand for our financial services could stagnate or substantially decline, Our financial services segment could experience reduced revenues or fail to achieve or maintain more widespread market acceptance, any of which could harm our business and results of operations.

We depend on our third-party financial product providers to derive a significant portion of our financial services segment’s revenues.

We derive a significant portion of our financial services segment’s revenues from a limited number of third-party financial product providers, including commercial banks, non-bank financial institutions and corporate debt issuers. If we lose any of our major product providers or any of these product providers significantly reduces its volume of business with us, our revenues and profitability would be substantially reduced if we are unable seek alternative product providers on a timely basis, or at all. In addition, the product volume we source and distribute from specific product providers may vary from period to period, particularly because we are not the exclusive distributor for any particular product provider. Our dependence on our financial product providers may also adversely affect our ability to negotiate fee rates with those product providers, which may in turn materially and adversely affect our results of operations.

Our financial advisory services segment may incur net losses in the future.

Our newly acquired financial services segment recorded a profit of approximately $1.5 million in 2019. However, we cannot assure you that it will be able to generate income in the future. Our financial services segment operating expenses may increase in the foreseeable future as we seek to continue to grow our business, attract financial institutions, corporate and individual customers and partners, and further enhance and develop our service products, services and customer platform. These efforts may prove more expensive than currently anticipated, and our financial services segment may not succeed in generating sufficient revenue to offset these higher expenses. As a result of possible increased expenses, our short financial services operating history, changes in market conditions and other factors, the financial services segment may not be able to achieve or maintain profitability or may experience losses in the future.

If we cannot respond to rapid financial product and service innovations in the financial industry in a timely and cost-effective manner, our business and operating results may suffer.

China’s financial services industry landscape has been changing rapidly with the frequent introduction of new products and services and the evolution of industry standards and customary practices. We believe that our future success will depend on our ability to continue to anticipate product innovations and to offer diverse product and service opportunities that meet industry and customer demands on a timely and cost-effective basis. We may not be successful in identifying new product and service opportunities in a timely and cost-effective manner. In addition, product and service opportunities that our competitors develop or introduce may render our products and services noncompetitive. As a result, any product or service innovations affecting the financial services industry in the future may cause us to lose market share and therefore, materially and adversely affect our financial condition and results of operations.

Any fraudulent activity on our technology platforms could negatively impact our financial services segment’s operating results, brand and reputation and cause the use of its loan products and services to decrease.

Our financial services segment is subject to the risk of potential fraudulent activity both on our digital technology platforms operated by Huijingshe and Hengpu and that targeted at our financial institutions, corporate and individual customer information. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. Increases in fraudulent activity, either on our technology platform or the systems of our customers or asset sources, could negatively impact our brand and reputation, reduce the volume of financial product transactions in our financial services operations and require us to take additional steps to reduce fraud risk, which could increase our financial services segment’s operating costs. High profile fraudulent activity could even lead to regulatory intervention, and may divert management’s attention and cause our financial services segment to incur additional expenses and costs. Although our financial services segment has not experienced any material business or reputational harm as a result of fraudulent activities in our short history, we cannot rule out the possibility that any of the foregoing may occur causing harm to our business or reputation in the future. If any of the foregoing were to occur, our results of operations and financial conditions could be materially and adversely affected.

Our financial services segment’s brands or reputation and the reputation of the financial advisory service industry may materially and adversely be affected by factors outside of its control.

Enhancing the recognition and reputation of the brands of our financial services segment is critical to its business and competitiveness. Factors that are vital to this objective include but are not limited to its ability to:

●	maintain the quality and reliability of our technology platform;

●	provide financial institutions, corporate and individual customers and industry partners with a superior client service experience;

●	maintain accurate financial product matching and asset management tools and decision-making models;

●	effectively manage and resolve any customer questions or concerns; and

●	effectively protect personal information and privacy of customers and industry partners.

Any negative allegation made by the media or other parties about the foregoing or other aspects of our financial services segment, including but not limited to our financial services segment’s management, business, compliance with laws, whether with merit or not, could severely hurt its reputation and harm its business and operating results. In addition, the market for China’s finance advisory services is new and the regulatory framework for this market is also evolving, negative publicity about this industry may arise from time to time. Negative publicity about China’s finance advisory services industry in general may also have a negative impact on its reputation, regardless of whether our financial services segment has engaged in any inappropriate activities.

Certain factors that may adversely affect our reputation are beyond our control. Negative publicity about our industry partners, service providers or other counterparties, such as negative publicity about their revenue generating practices and any failure by them to adequately protect the information of their investors, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm the reputation of our financial services segment working with those industry partners. Furthermore, any negative development in the financial advisory services industry, such as bankruptcies or failures of other financial technology platforms, or negative perception of the industry as a whole, such as that arises from any failure of other financial advisory service providers or their technology platforms to detect or prevent money laundering or other illegal activities, even if factually incorrect or based on isolated incidents, could compromise our financial services segment’s image, undermine the trust and credibility our financial services segment has established and have a negative impact on our ability to attract new customers. Negative developments in the financial advisory services industry, such as fraudulent behavior and/or the closure of other financial advisory service platforms or defaults on the financial products we underwrite, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by the financial advisory services industry. If any of the foregoing takes place, our financial services segment’s business and results of operations could be materially and adversely affected.

Successful strategic relationships with commercial banks and other financial institutions are important for the future success of our financial services segment.

We intend to continue to leverage our existing strategic relationships with commercial banks and other financial institutions to grow our business while also pursuing new relationships with potential additional customers and industry partners. Identifying, negotiating and documenting relationships with partners and customers requires significant time and resources as does integrating third-party data and services into our system. Our financial services segment’s current agreements with banking and other financial institutions do not prohibit them from working with our competitors or from offering competing services. The financial services segment’s competitors may be effective in providing incentives to such entities to favor their products or services, which may in turn reduce the volume of loans facilitated through our marketplace. In addition, partners may not perform as expected under our agreements with them, and the financial services segment may have disagreements or disputes with such partners, which could adversely affect its brand and reputation. If the financial services segment cannot successfully enter into and maintain effective strategic relationships with business partners, its business will be harmed.

Our financial services segment’s operations depend on the performance of the internet infrastructure and fixed telecommunications networks in China.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. NiSun Subsidiary Group primarily relies on a limited number of telecommunication service providers to provide it with data communications capacity through local telecommunications lines and internet data centers to host its servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our digital technology systems and platform. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage.

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pays for telecommunications and internet services rise significantly, our results of operations may be adversely affected. Furthermore, if internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

Risks Related to Our Contractual Relationships with our Affiliated VIEs

If the PRC government deems that the contractual arrangements in relation to our consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of internet-based businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except e-commerce) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended in 2011, 2015 and 2017 and other applicable laws and regulations.

We are a British Virgin Islands company and our PRC subsidiary, Ning Chen (Shanghai) Enterprise Management Group Co., Ltd. (“NingChen” or “WFOE”), is considered a foreign invested enterprise. To comply with PRC laws and regulations, we conduct our financial service operations in China through a series of contractual arrangements entered into among NingChen, VIEs including Fintech, Hengpu, and shareholders of the VIEs. As a result of these contractual arrangements, We exert control over VIEs and their subsidiaries and consolidate the VIEs’ operating results in our financial statements under U.S. GAAP.

We believe our current ownership structure and the contractual arrangements among our WFOE, VIEs and the shareholders of the VIEs are not in violation of existing PRC laws, rules and regulations; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with our opinion.

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, in January 2015, the Ministry of Commerce, or MOFCOM, published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. In December 2018, the Standing Committee of the National People’s Congress published a discussion draft of a new proposed Foreign Investment Law, aiming to replace the major existing laws governing foreign direct investment in China. On January 29, 2019, the discussion draft with slight revisions, or the New Draft Foreign Investment Law, was submitted for review. Pursuant to the New Draft Foreign Investment Law, foreign investments shall be subject to the negative list management system. However, the New Draft Foreign Investment Law does not mention “actual control” as regulated in the previous draft and the position to be taken with respect to the existing or future companies with the “variable interest entity” structure. On March 15, 2019, the Foreign Investment Law of the People’s Republic of China, or the Final Foreign Investment Law, with slight revision, was finally issued and became effective on January 1, 2020.

Although variable interest entity structures are not included in the Final Foreign Investment Law, it is uncertain whether any interpretation and implementation of the Final Foreign Investment Law or new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If the ownership structure, contractual arrangements and business of our PRC subsidiary or its consolidated VIEs are found to be in violation of any existing or future PRC laws or regulations, or our PRC subsidiary fails to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating its income or the income of its PRC subsidiary or consolidated variable interest entities, revoking the business licenses or operating licenses of its PRC subsidiary or consolidated variable interest entities, discontinuing or placing restrictions or onerous conditions on its operations, requiring our PRC operations to undergo a costly and disruptive restructuring and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our financial service business operations and severely damage its reputation, which would in turn materially and adversely affect its business, financial condition and results of operations. If any of these occurrences results in its inability to direct the activities of its consolidated variable interest entities, and/or its failure to receive economic benefits from its consolidated variable interest entities, we may not be able to consolidate our VIEs’ results into our consolidated financial statements in accordance with U.S. GAAP.

Our NiSun Subsidiary Group relies on NingChen’s contractual arrangements with VIEs and the shareholder of VIEs for its business operations, which may not be as effective as direct ownership in providing operational control.

Our NiSun Subsidiary Group has relied and expects to continue to rely on contractual arrangements with Fintech and Hengpu to operate the financial advisory services business in the future. These contractual arrangements may not be as effective as direct ownership in providing us with control over its consolidated variable interest entity. For example, VIEs and their shareholders could breach their contractual arrangements by, among other things, failing to conduct their operations, in an acceptable manner or taking other actions that are detrimental to NiSun Subsidiary Group’s interests.

If NingChen had direct ownership of the VIEs, it would be able to exercise its rights as a shareholder to effect changes in the VIEs. However, under the current contractual arrangements, NingChen relies on the performance by the VIEs and its shareholders of their obligations under the contracts to exercise control over its consolidated variable interest entities. The shareholders of VIEs may not act in the best interests of ours or may not perform their obligations under these contracts. Such risks exist throughout the period in which our NiSun Subsidiary Group intends to operate its business through the contractual arrangements with the VIEs. Although NingChen has the right to replace any shareholder of its consolidated variable interest entity under the contractual arrangement, if any shareholder of its consolidated variable interest entity is uncooperative or any dispute relating to these contracts remains unresolved, it will have to enforce its rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, these contractual arrangements with VIEs may not be as effective in ensuring NingChen’s control over the relevant portion of its business operations as direct ownership would be.

Any failure by our consolidated VIEs or their shareholders to perform their obligations under VIE agreements with them would have a material adverse effect on our financial services segment business.

If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of VIEs were to refuse to transfer their equity interests in the VIE to NingChen or its designee if it exercises the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward NingChen, then NingChen may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under the contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit its ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that NiSun BVI is unable to enforce these contractual arrangements, or if NiSun BVI suffers significant delay or other obstacles in the process of enforcing these contractual arrangements, NiSun BVI may not be able to exert effective control over its consolidated variable interest entity, and its ability to conduct its business may be negatively affected.

Shareholders of VIEs may have potential conflicts of interest with ours, which may materially and adversely affect its business and financial condition.

The equity interests of the VIEs are beneficially owned by several individual shareholders through holding companies including the largest shareholder of our Company, Mr. Bodang Liu. Such VIE shareholders’ interests in VIE may differ from the interests of our Company as a whole. VIE shareholders may breach, or cause VIEs to breach, the existing contractual arrangements between NingChen and VIEs, which would have a material adverse effect on NingChen’s ability to effectively control its consolidated variable interest entity and receive economic benefits from it. For example, Mr. Liu may be able to cause the VIE agreements with the VIE to be performed in a manner adverse to NingChen by, among other things, failing to remit payments due under the contractual arrangements to NingChen on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our Company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between VIE shareholders and ours, except that we could exercise the purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in the VIE to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute with the shareholders of the VIE, we would have to rely on legal proceedings, which could result in the disruption of its business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our consolidated variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated variable interest entities owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between the WFOE, our wholly-owned subsidiary in China, its consolidated VIE in China, and the shareholders of the VIE were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the VIE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing WFOEs’ tax expenses. In addition, if the WFOE requests the shareholders of VIE to transfer their equity interests in the VIE at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject the VIE to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if its consolidated variable interest entity’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our consolidated VIEs that are material to the operation of our business if the VIE goes bankrupt or becomes subject to a dissolution or liquidation proceedings.

The VIE holds certain assets that are material to the operation of our financial services business, including domain names and equipment for our financial technology platform. Under the contractual arrangements, VIEs may not and VIE shareholders may not cause it to, in any manner, sell, transfer, mortgage or dispose of their assets or their legal or beneficial interests in the business without its prior consent. However, in the event a VIE shareholder breaches these contractual arrangements and voluntarily liquidates the VIE or the VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without the WFOE’s consent, it may be unable to continue some or all of its business activities, which could materially and adversely affect its business, financial condition and results of operations. If the VIE undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of their assets, thereby hindering NiSun Subsidiary Group’s ability to operate its business, which could materially and adversely affect its business, financial condition and results of operations.

Risks Related to Doing Business in China

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations and our reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

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

Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. This government involvements has been instrumental in China’s significant growth in the past 30 years. In response to the recent global and Chinese economic downturn, the PRC government has adopted policy measures aimed at stimulating the economic growth in China. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of our industry or otherwise negatively affects our business, our growth rate or strategy and our results of operations could be adversely affected as a result.

Labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated a new labor law, namely, the Labor Contract Law of the PRC, which became effective on January 1, 2008, which was further amended on December 28, 2012 (effective July 1, 2013). The Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations. The Labor Contract Law also mandates that employers provide social welfare packages to all employees, increasing our labor costs. To the extent competitors from outside China are not affected by such requirements, we could be at a competitive disadvantage.

Imposition of trade barriers and taxes may reduce our ability to do business internationally, and the resulting loss of revenue could harm our profitability.

We may experience barriers to conducting business and trade in our targeted emerging markets in the form of delayed customs clearances, customs duties and tariffs. In addition, we may be subject to repatriation taxes levied upon the exchange of income from local currency into foreign currencies, substantial taxes on profits, revenues, assets and payroll, as well as value-added tax. The markets in which we plan to operate may impose onerous and unpredictable duties, tariffs and taxes on our business and products, and there can be no assurance that this will not reduce the level of sales that we achieve in such markets, which would reduce our revenues and profits.

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

If we were treated as a “resident enterprise” by the PRC tax authorities, we would be subject to taxation in both the U.S. and China, but our PRC source income will not be taxed in the U.S. again because the U.S.-China tax treaty will avoid double taxation between these two nations.

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

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption laws.

As a Nasdaq-listed public company, we are subject to the U.S. Foreign Corrupt Practices Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations, agreements with third parties, and make sales in China, which may experience corruption. Our activities in China create the risk of unauthorized payments or offers of payments by one of our employees, consultants or distributors of our company, because these parties are not always subject to our control. We are in process of implementing an anticorruption program, which prohibits the offering or giving of anything of value to foreign officials, directly or indirectly, for the purpose of obtaining or retaining business. The anticorruption program also requires that clauses mandating compliance with our policy be included in all contracts with foreign sales agents, sales consultants and distributors and that they certify their compliance with our policy annually. It further requires that all hospitality involving promotion of sales to foreign governments and government-owned or controlled entities are in accordance with specified guidelines. In the meantime, we believe to date we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption laws.

However, our existing safeguards and any future improvements may prove to be less than effective, and our employees, consultants or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

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

PRC regulation of loans and direct investment by offshore holding companies in PRC entities may delay or prevent us from using the proceeds of our securities offerings to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing proceeds of our securities offerings, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries.

Any loans to our PRC subsidiaries are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are FIEs, to finance their activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE. Currently, China is holding more open and tolerant attitude toward FIEs. More open rules and regulations are published in recent years to replace previous ones which are more restrictive. On March 30th, 2015, SAFE promulgated Circular 19 which is about Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises) and effective since June 1, 2015. Circular 19 has made some important changes in rules regarding the conversion of foreign exchanges to RMB, which are as follows in particular:

(1)	Instead of the payment-based exchange settlement system under previous Circular 142 and Circular 88, new rules of discretional foreign exchange settlement have been established, which means the foreign exchange capital in the capital account of foreign-invested enterprises for which the confirmation of rights and interests of monetary contribution by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks in accordance with Circular 13 as we mentioned in the comment below) has been handled can be settled at the banks based on the actual operational needs of the enterprises, and the proportion of foreign exchange which can be discretionally converted by each FIE is temporarily determined as 100% (SAFE may adjust such scale as necessary). So regulation wise FIEs no longer needs to report the use of its RMB before or after a conversion which are required by previous Circular 142 and Circular 88. However, actually SAFE and the banks are experiencing a transitional period in this regard, so for the time being, most banks still need the FIEs to report their proposed use of the RMB to be converted from foreign exchanges, as well as the actual use of the RMB obtained in the last conversion. Certainly, the transitional period will not be too long and therefore optimistically from the year of 2016, the report obligation will no longer be required.

(2)	Foreign currency-denominated capital no longer needs to be verified by an accounting firm before converting into RMB.

(3)	As stipulated in Circular 19, the use of capital by FIEs shall follow the principles of authenticity and self-use within the business scope of enterprises, shall not be used for the following purposes:

a)	it shall not be directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by national laws and regulations;

b)	it shall not be directly or indirectly used for investment in securities unless otherwise provided by laws and regulations;

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

Even with more and more open policy toward FDI and FIEs, the Circulars mentioned above may still have some limit our ability to convert, transfer and use the net proceeds from our securities offerings and any offering of additional equity securities in China, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by the Ministry of Commerce of China, or MOFCOM, or its local counterpart. We may not be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiaries. If we fail to receive such approvals, we will not be able to use the proceeds of our offerings and capitalize our PRC operations, which could adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income will currently only be derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our security-holders.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from our securities offerings into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our common shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

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

We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive income (loss).” For the years ended December 31, 2019, 2018 and 2017, we had foreign currency translation loss of $(0.6) million, $(1.8) million and foreign currency translation gain of $2.2 million, respectively. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange gains and losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

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

It is uncertain how the Individual Foreign Exchange Rules will be interpreted or enforced and whether such interpretation or enforcement will affect our ability to conduct foreign exchange transactions. Because of this uncertainty, we cannot be sure whether the failure by any of our PRC resident stockholders to make the required registration will subject our PRC subsidiaries to fines or legal sanctions on their operations, delay or restriction on repatriation of proceeds of our securities offerings into the PRC, restriction on remittance of dividends or other punitive actions that would have a material adverse effect on our business, results of operations and financial condition.

Chinese economic growth slowdown may have a negative effect on our business.

Since 2014, Chinese economic growth has been slowing down from double-digit GDP speed. This situation has impacted many types of service industries, such as restaurant and tourism, and some manufacturing industries. Our business operations in China mainly rely on the pharmaceutical industry, which is less influenced by economic growth slowdown than service industries. However, if China’s economic growth continues to slow down, then our pharmaceutical engineering installation business will be adversely affected due to the slow expansion or shrinkage of the pharmaceutical industry. Recession in the steel industry on the other hand may cause us to benefit from decreased material costs.

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

China has very conservative land ownership and land use policy. All the lands in China are either belonging to the nation or collective units. Currently, our PRC entities’ new office buildings are on the land we leased from Dalangqiao Village, which is a collective unit and legal owning the land acknowledged by the local government. Therefore, the new offices will not be under the risk of being identified as illegal building, and we can continue its use of the new office as long as the lease do not expire or be terminated. However, since under PRC laws the building registration shall be in consistency with the land use right of the land it occupies, which will stay collectively owned by the members of the Dalangqiao Village, our PRC entities will not get Property Ownership Certificate in relation to the buildings of the new office, thus brings risks that our PRC entities may not be able to use the new office if any dispute arises between the Company and the members of the Dalangqiao Village which adversely effects, annuls, or even worse brings termination to the lease.

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

The trading price for our Class A common shares has fluctuated since we first listed our common shares. After our common shares became listed on the Nasdaq on December 27, 2016, the trading price of our Class A common shares has ranged from US $0.72 to US $9.00 per share for the year ended December 31, 2019, and the last reported trading price on April 22, 2020 was $8.88 per Class A common share. The market price of our common shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

We have in the past failed to comply with Nasdaq Listing Rules, including the meeting the minimum bid price requirement..

On March 1, 2019, we received a letter from the Listings Qualifications Department of The Nasdaq Capital Market (“Nasdaq”) notifying the Registrant that the minimum bid price per share for its Class A common shares was below $1.00 for a period of 30 consecutive business days and that we did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). On June 28, 2019, we received a letter from Nasdaq Listing Qualifications notifying us that we had regained compliance with Listing Rule 5550(a)(2) and the matter was closed.

If for any reason we fail to maintain compliance with Nasdaq Listing Rules in the future, we could be subject to delisting procedures and sanctions, which could affect our reputation and the market value of our securities, and could result in shareholder litigation, which may divert the attention of our management and force us to expend resources to defend against such claims. Any litigation may have a material and adverse effect on our business and future results of operations.

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

Our board of directors is divided into three classes of directors. The current terms of the directors expire in 2020, 2021 and 2022. Directors of each class are chosen for three-year terms upon the expiration of their current terms, and each year the shareholders elect one class of directors. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders.

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

Hebron Technology Co., Ltd. (“Hebron Technology” or the “Company”) was established under the laws of the British Virgin Islands (“BVI”) on May 29, 2012 as a company limited by shares. The Company is a holding company and conducts its business through its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of VIEs in the People’s Republic of China (‘‘PRC’’).

The Company has had two major corporate reorganizations since its inception, through which the Company acquired two subsidiary groups that operate in two industry segments, equipment and engineering segment and financial services segment. The Company consummated the first reorganization for our equipment and engineering business in connection with our initial public offering (the “IPO Reorganization”) and undertook the second reorganization in 2019 for the acquisition of our financial advisory services business.

As a result of the IPO Reorganization, the Company became the ultimate parent company of Hong Kong Xibolun Technology Limited (“HK Xibolun”) and its PRC subsidiaries, Wenzhou Xibolun Fluid Equipment Co., Limited (“Xibolun Equipment”) and Zhejiang Xibolun Automation Project Technology Co., Ltd. (“Xibolun Automation”) (Xibolun subsidiaries collectively referred to as the “Xibolun Subsidiary Group”), which before the IPO Reorganization, were all controlled by Mr. Anyuan Sun, the Chairman of the Board and CEO of the Company.

The Xibolun Subsidiary Group conducts equipment and engineering service operations focusing on the research, development and manufacture of fluid equipment including valves, pipe fittings and others, with an emphasis on the manufacture and installation of intelligent valves used in the pharmaceutical, biological, food and beverage, and other clean industries in the PRC. The products and services are primarily used in pharmaceutical engineering construction.

We expanded our operations into the financial services industry and began to conduct financial advisory service operations in July 2019 through the acquisition of NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd. (“NiSun BVI”), its subsidiaries and contractually controlled variable interest entities (“VIEs”), and subsidiaries of VIEs (such financial service entities collectively referred to as the “NiSun Subsidiary Group”). The NiSun Subsidiary Group is headquartered in Shanghai and operates in different regions in China.

For our financial services segment, we primarily offer underwriting related advisory service to financial institutions and corporate clients and provide distribution and management service for direct banking products issued by small and medium commercial banks in China. Underwriting related advisory services are operated by Fintech (Shanghai) Digital Technology Co., Ltd. (“Fintech”) and Beijing Hengtai Puhui Information Services Co., Ltd. (“Hengpu”), both VIEs of our Company, and Fintech provides banking product distribution and management services.

Corporate Information

Our principal executive offices are located at No. 936, Jinhai 2nd Road, Konggang New Area, Longwan District, Wenzhou, Zhejiang Province, People’s Republic of China, for our Xibolun Subsidiary Group. Its telephone number is +86-577-8689-5678. Our principal executive offices for our NiSun Subsidiary Group are located at No. 99 Danba Road, Bldg C9, Putuo District, Shanghai, People’s Republic of China. Its telephone number is +86-21-2357-0055.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. We maintain our website at http://www.hebrontechnology.com for our Xibolun Subsidiary Group. Our newly acquired NiSun Subsidiary Group has websites at https://www.fintaike.com for Fintech and https://www.ihengpu.com for Hengpu.

Principal Corporate Activities

Below is a brief summary of principal activities of our Company since its formation.

●	January 25, 2005, Xibolun Equipment was incorporated.

●	June 14, 2011, HK Xibolun was formed in accordance with laws and regulations of Hong Kong.

●	July 21, 2011, HK Xibolun acquired 30% ownership interest of Xibolun Equipment.

●	May 29, 2012, Hebron Technology was established under the laws of the British Virgin Islands as a holding company.

●	September 24, 2012, Xibolun Automation was incorporated.

●	December 5, 2012, HK Xibolun acquired 100% ownership interest of Xibolun Automation from Hebron Technology, Xibolun Equipment, and Zhejiang Xibolun.

●	October 22, 2012, Hebron Technology acquired 100% ownership interest of HK Xibolun. As a result, HK Xibolun became a wholly owned subsidiary of Hebron Technology.

●	July 29, 2013, Mr. Anyuan Sun transferred his 70% ownership interest in Xibolun Equipment to Xibolun Automation.

●	December 27, 2016, Hebron Technology completed an initial public offering of 2,695,347 common shares. The offering was completed at an issuance price of $4.00 per share. Prior to the offering, the Company had 12,000,000 issued and outstanding shares, and after the offering, the Company had 14,695,347 issued and outstanding shares. The Company issued to the placement agent in the initial public offering, warrants to purchase 134,768 common shares for an exercise price of $4.80 per share. The placement agent’s warrants have a term of three years.

●	March 7, 2018, Hebron Technology re-classified and re-designated our common shares into Class A common shares and Class B common shares by filing the Third Amended and Restated Memorandum of Association with the BVI Registrar of Corporate Affairs. Pursuant to the Third Amended and Restated Memorandum of Association, our authorized shares are re-classified and re-designated into 50,000,000 common shares of par value of US$0.001 each, of which 40,000,000 share are designated as Class A common shares of par value of US$0.001 each and 10,000,000 shares are designated as Class B common shares of par value of US$0.001 each. Each Class A common share is entitled to one vote and each Class B common share is entitled to five votes on all matters subject to vote at our shareholders’ meetings. After the reclassification and re-designation, 6,916,947 Class A common shares and 7,778,400 Class B common shares were issued and outstanding. Our Chief Executive Officer, Mr. Anyuan Sun, beneficially owns all of the 7,778,400 Class B common shares. The Nasdaq marketplace effective date is March 12, 2018.

●	March 10, 2018, Hebron Technology entered into a share acquisition agreement with the sole shareholder of Xuzhou Weijia Bio-Tech Co., Ltd. (“Weijia Bio-Tech”) and Weijia Bio-Tech to acquire 49% of the equity in Weijia Bio-Tech. As consideration, we were obligated to issue 1,442,778 unregistered Class A common shares (based on an agreed value of $2.00 per share) to the individuals designated by the selling shareholder of Weijia Bio-Tech within 20 business days after signing the agreement. On April 17, 2018, the parties signed an addendum to extend 20 business days to 40 business days. Effective as of April 9, 2018, we issued 1,442,778 unregistered Class A common shares pursuant to the agreement. On or about April 11, 2018, we completed the acquisition of the 49% equity interest in Weijia Bio-Tech.

●	April 16, 2019, Hebron Technology entered into a securities purchase agreement with Wise Metro Development Co., Ltd. (“Wise”), Zuoqiao Sun Zhang (“Sun Zhang”; and together with Wise, “Sellers”) and NiSun International Enterprise Management Group Co., Ltd. (“NiSun Cayman”) pursuant to which NiSun Cayman would acquire 7,778,400 Class B Common Shares from the sellers. Upon the share purchase transaction consummated in July 2019, all of the Class B common shares were automatically converted into Class A common shares.

●	July 12, 2019, Hebron Technology acquired all of the equity of NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd. (“NiSun BVI”) for a consideration of $7 million. NiSun BVI effectively controls Fintech through a series of variable interest agreements (the “VIE Agreements”). Fintech’s wholly owned subsidiaries consist of Khorgos Fintech Network Technology Co., Ltd (“Khorgos”), Jilin Lingang Trade Co., Ltd (“Jilin”) and NiSun Family Office (Guangzhou) Co., Ltd (“Guangzhou”).

●

November 8, 2019, NiSun BVI entered into a cooperation agreement with Tai’an Keyuan Infrastructure Investment Construction Co., Ltd. (“Keyuan”) to form a joint venture entity, Shandong Taiding International Investment Co., Ltd (“Taiding”), of which NiSun BVI and Keyuan hold 80% and 20%, respectively, of the equity interest in Taiding. Taiding was formed on November 12, 2019.

●	December 15, 2019, Hebron Technology entered into a share exchange agreement with Beijing Hengtai Puhui Information Service Co. Ltd. (“Hengpu”) and shareholders of Hengpu to acquire a controlling interest via VIE arrangements in Hengpu in exchange for issuance of 1,440,894 Class A Common Share of the Company to Hengpu’s shareholders. The Company, through its subsidiary NingChen, obtained an effective control of Hengpu upon the entry into a series of VIE agreements with Hengpu. Hengpu owns 92% equity interest of Hangzhou Fengtai Technology Co., Ltd (“Fengtai”) and 100% equity interest of Dunhua Midtown Assets Management Registration Center Co., Ltd (“Midtown”).

B.	Business Overview

We conduct our business operations primarily in two industry segments, equipment and engineering segment and financial services segment in China. Xibolun Subsidiary Group operates our equipment and engineering segment business and NiSun Subsidiary Group provides financial advisory services for our financial services segment.

Equipment and Engineering Segment

We engage in the research, development and manufacture of fluid equipment including valves, pipe fittings and others, with an emphasis on the manufacture and installation of intelligentized valves, used in the pharmaceutical, biological, food and beverage, and other clean industries. A significant majority of our revenues from equipment and engineering segment have come from these installation services.

(a)	Installation services. We specialize in installing valves and pipes with skilled and experienced workers and specialized equipment. Revenues from installation services were approximately 50%, 68% 81% of our total revenues for the years ended December 31, 2019, 2018 and 2017, respectively.

(b)	Fluid equipment. We develop and manufacture valves and pipe fittings for use in pharmaceutical, biological, food and beverage, and other clean industries with an established sales and distribution network. Revenues from the sales of fluid equipment constitute approximately 38%, 32% and 19% of our total revenues for the years ended December 31, 2019, 2018 and 2017, respectively.

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

Our equipment and engineering segment’s executive office is located in Wenzhou in the Southeastern Zhejiang Province, which is situated on the south bank of the Ou River, some 19 miles (30 km) from its mouth. The estuary of the Ou River is filled with small islands and mud banks, but the port is accessible by ships of up to about 1,000 tons. The Ou long provided the main transport artery for the mountainous southeastern section of Zhejiang. The Company is adjacent to the Wenzhou airport, train station and international container terminal.

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

Financial Services Segment

We primarily offer underwriting related advisory service to PRC financial institutions, investment firms and corporate clients and provide distribution and management service for direct banking products issued by small and medium commercial banks in PRC. We also provide ongoing user management services to small and medium commercial banks and financial institutions in distributing and sourcing funds for their direct banking and other financial products.

(a)	Underwriting related advisory fees. Revenues from underwriting related advisory fees were approximately 12%, 0% 0% of our total revenues for the years ended December 31, 2019, 2018 and 2017, respectively.

(b)	Recurring service fees. Revenues from recurring service fees amounted to $3,381, nil and nil for the years ended December 31, 2019, 2018 and 2017, respectively.

We use cutting-edge technologies, including big data, artificial intelligence, Internet of Things, and blockchain in the financial service industry and have developed credit technology, wealth technology, insurance technology, and asset management technology. We are committed to creating an open financial technology ecosystem and providing comprehensive solutions in technology, products and services to our customers for facilitation of the digital transformation of financial institutions such as banks, securities firms, trusts, investment funds, and insurance companies.

Our Products and Services

Equipment and Engineering Segment

We provided installation services and fluid equipment sales for the years ended December 31, 2019, 2018 and 2017.

Our Engineering Services

We specialize in installing valves and pipes for customers that require customized fluid control system solutions. We also specialize in designing and implementing solutions for industries with a high need for sanitary fluid systems. Currently, we have customers for our services in the industries of pharmaceuticals, dairy products, water purification, beverage production, cosmetics and chemical industries. We hope to expand our customer base in the future to the semi-conductor, electronic and other clean industries, but we have no near-term plans to provide services in any of these industries. Due to the requirements in these industries to avoid contamination, we focus on designing systems that may be easily and frequently cleaned and maintained. We use skilled workers to install these systems. Because the scope of a given project can be relatively large, our revenues per installation project tend to be much higher than the average product-only order; accordingly, installation services make up the largest component of our revenues. Revenues from installation services were approximately 50%, 68% and 81% of our total revenues for the years ended December 31, 2019, 2018 and 2017, respectively.

We started the business of repair and maintenance service in 2015. It is provided to pharmaceutical manufacturers after the expiration of warranties for products and installation services. We have established a repair and maintenance center in Nanjing, Jiangsu Province to cover Eastern China (Jiangsu Province, Zhejiang Province, Anhui Province and Shanghai) with investment of RMB 2,452,684 (approximately $380,000).

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

 Our Equipment Products

Our product line was originally focused on the construction service and pharmaceutical engineering sectors. In 2005, we shifted our product line to focus primarily on the pharmaceutical engineering sector. We focus on innovation and developing new products.

Revenues from product sales were approximately 38%, 32% and 19% of our total revenues for the years ended December 31, 2019, 2018 and 2017, respectively.

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

Our flagship product, the process control diaphragm valve, is a microprocessor-based smart locator. It can adjust the valve opening quickly and accurately allowing it to achieve the control of fluid flow rate and temperature. This valve is user-customizable and features remote automatic control, which makes it suitable for use in sealed spaces.

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

Sources of Raw Materials for Equipment Products

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

Below is a description showing the percentage of purchases from such suppliers to the extent it exceeds 10% of our expenses in a given period:

For the year ended December 31, 2019, two major sub-contractors accounted for approximately 25% and 24% of subcontract costs in the equipment and engineering segment, respectively. For the year ended December 31, 2019, three supplier accounted for 25%, 15% and 11% of our accounts payable balance from equipment and engineering segment.

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

Our Financial Services Segment

We offer underwriting related advisory service to financial institutions and corporate clients and provide distribution and management service for direct banking products issued by small and medium commercial banks in the PRC.

We expanded our operations into the financial service industry in 2019 after we acquired NiSun Subsidiary Group. Our financial services are primarily provided by the two contractually controlled VIEs, Fintech (Shanghai) Digital Technology Co., Ltd. (“Fintech”) and Beijing Hengtai Puhui Information services Co., Ltd (“Hengpu”), and their subsidiaries.

We earn one-time underwriting advisory fees from our service provided to financial institutions or corporate issuers for offerings on PRC provincial or national financial assets exchanges or other designated capital markets. We also provide ongoing customer management services to small and medium commercial banks and financial institutions in distributing and sourcing funds for their direct banking and other financial products in exchange for recurring service fees.

(a)	Underwriting related advisory fees. Revenues from underwriting related advisory fees were approximately 12%, 0% 0% of our total revenues for the years ended December 31, 2019, 2018 and 2017, respectively.

(b)	Recurring service fees. Revenues from Recurring service fees amounted to $3,381, nil and nil for the years ended December 31, 2019, 2018 and 2017, respectively.

Contractual Agreements with VIEs

We conduct our financial service operations through our PRC subsidiary, NingChen and two contractually controlled VIEs, Fintech and Hengpu, and their subsidiaries. Our relationships with the VIEs and their respective nominee shareholders are governed by a series of contractual arrangements.

Management and Consulting Service Agreement

Under the Consulting Services Agreement, NingChen has the exclusive right to provide management and consulting and other services to VIEs for a consulting service fee from VIEs and agrees to authorize the VIEs to use the trademarks, technologies and related intellectual property rights held by NingChen. VIEs agree to pay NingChen or the designated agent of NingChen for the management and consulting service in the amount equivalent to all the VIEs net profits after tax. The agreement shall be effective as of the date of agreement and shall remain effective until the date when NingChen terminates such agreement or Fintech ceases to exist.

Equity Interest Pledge Agreements

Pursuant to the Equity Pledge Agreements, each shareholder of the VIEs agreed to pledge his equity interest in the VIEs to NingChen to secure nominal loans provided to the shareholders of VIEs for a loan term of 100 years. Each shareholder of VIEs agrees that the repayment of loan can only happen on loan maturity date or NingChen agrees to collect the loan repayment. If VIEs or their shareholders breach their contractual obligations under these agreements, NingChen, as pledgee, will have the right to dispose of the pledged equity interests and will have priority in receiving the proceeds from the auction or sale of the pledged equity interests. NingChen is entitled to any dividends declared or paid in connection with the pledged equity interests during the term of this agreement. The VIEs and their shareholders have further agreed that they will not transfer or encumber the pledged equity interests without the prior written consent from NingChen during the term of this agreement. The Equity Pledge Agreement remains effective and no provision of this agreement may be amended, modified, supplemented discharged or terminated unless all parties consent thereto in writing.

Voting Rights Proxy Agreement

Under the Voting Rights Proxy Agreement, each shareholder of the VIEs irrevocably authorizes NingChen to exercise rights and powers as the shareholders of the VIEs, including but not limited to, convening and attending shareholders’ meetings, voting on all matters of the VIEs requiring shareholder approval and appointing directors and senior management members. The Voting Rights Proxy Agreement will remain in force unless otherwise terminated in writing by NingChen or with the written consent of all parties.

Exclusive Call Option Agreement

Under the Exclusive Call Option Agreement, the VIEs and their shareholders have irrevocably granted NingChen an exclusive option to purchase, or authorize their designated persons to purchase all or part of each shareholder’s equity interests in VIEs. The purchase price shall be equal to the minimum price required by the relevant PRC laws. Without prior written consent of NingChen, VIEs shall not to, among other things, amend their articles of association, sell or otherwise dispose of their assets or beneficial interests, enter into transactions which may adversely affect their assets, liabilities, business operations, equity interests and other legal interests, or merge with any other entities or make any investments, or distribute dividends. NingChen has right to transfer the rights and obligations pursuant to the Exclusive Call Option Agreement to any third party, which does not require any prior consent of VIEs and their shareholders. The Exclusive Call Option Agreement will remain effective until NingChen terminates this agreement with 30 days advance notice.

Those contractual arrangements enable us to exercise effective control over our VIEs, have the right to all net profits earned by the VIEs, is obligated to absorb all of net losses borne by VIEs, and have an exclusive option to purchase 100% of the equity interest in our VIEs, when and to the extent permitted by PRC law. Through such arrangements, our VIEs have become our contractually controlled affiliates and their financial statements are consolidated with that of our Company for financial reporting purposes.

User Management Services

Fintech provides ongoing customer management services to small and medium commercial banks and other financial institutions in their distribution and management of direct banking and other financial products through its proprietary financial technology platform “Huijingshe” (the “Huijingshe Platform”) that Fintech owns. The Huijingshe Platform provides specialized asset allocation and financial planning services for various institutions or individual investors. In the meantime, the Huijingshe Platform optimizes and improves risk and asset management procedures to meet the investors’ financial planning needs and minimize their investment risks. The Huijingshe Platform focuses on helping our clients, licensed small and medium commercial banks, to achieve the best matching and configuration of directing bank financial product and distributes and manages financial products. By connecting with the Huijingshe Platform, those licensed small and medium commercial banks can launch various financial products through our online channel, directly reach various institutional or individual investors, market the banking financial products effectively and match with investment institutions and individuals efficiently.

The Huijingshe Platform, through integrating four-dimensional elements of Internet finance, Internet plus, finance and advanced technology, builds an ecological fintech platform serving various investment institutions and individuals. The Huijingshe Platform features the following functionality:

●	Customer financial needs and bank financial products matching

●	API direct connection, one-click account opening, improve user use process

●	Unified interface of cooperation channels, enriched the financial scene

●	Precision marketing of banking products

Underwriting Related Services

Khorgos, a subsidiary of Fintech, and Hengpu provide underwriting related advisory services to investment companies, financial institutions and small and medium corporate issuers of debt financial products on PRC provincial and municipal financial assets exchanges or other designated markets. In general, a service provider is required to register as a member of these municipal or provincial financial asset exchanges to provide full services of underwriting for financial product issuance and distribution. Khorgos, a participating member of several local financial assets exchanges, provides underwriting related services, such as designing debt financial products, preparing product descriptions and other related advisory services, to underwriters or financial institutions. Hengpu, also a member of a number of provincial or municipal asset exchanges, provides full services for financial product underwriting, such as due diligence investigations, government registration, customer recommendations, investor education and maintenance, and other related services.

The financial assets products traded on the assets exchanges are backed by financial assets of registered members of those assets exchanges and issued by exchange designated product issuers (typically investment or asset management companies). The financial assets exchanges list qualified financial products for trading after evaluation and provide payment clearance and settlement, credit rating and custodian services. The underlying listed products administered by these exchanges primarily include commercial loans, receivables, creditors’ right and other financial products.

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

Activity Distribution of Revenues

The chart below is a breakdown of total revenues by activities for the year ended December 31, 2019, 2018 and 2017, respectively.

	Fiscal 2019	Fiscal 2018	Fiscal 2017
Installation services	50%	68%	81%
Fluid equipment	38%	32%	19%
Financial service	12%	-	-
Total	100%	100%	100%

Geographic Distribution of Revenues

Nearly all (approximately 99%) of the Company’s revenue is generated in the PRC.

Customer Concentration

Because of the nature of our business which involves relatively large value sales of installation services or products to a discrete number of customers, sales to a small number of customers amount to a great percentage of our total revenue.

For the years ended December 31, 2019, three customers accounted for 24%, 21% and 16% of our total revenue from equipment and engineering segment, respectively. As of December 31, 2019, two general contractors who engaged us on installation projects accounted for approximately 54% and 43% of our total contracts receivable balance from equipment and engineering segment, respectively. For the year ended December 31, 2019, one customer accounted for approximately 100% of the Group’s total financial service revenue from financial services segment.

For the year ended December 31, 2018, four customers accounted for approximately 13%, 12%, 11% and 10% of our revenue from equipment and engineer segment. As of December 31, 2018, two general contractors for the Company’s installation projects accounted for approximately 58% and 42% of the Company’s total contracts receivable balance from the equipment and engineering segment, respectively.

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

For our equipment and engineering business, a 5% to 10% of the contract price sometimes is considered a quality guaranty, which is paid shortly after the end of the one or up to five year period beginning on customer acceptance of delivery or installation. During the quality assurance period, we cooperate with our customers to ensure the products work as expected, repairing or paying for the cost of repair or replacement for covered occurrences during such period. The Company has never experienced any significant warranty issues.

Methods of Competition

We plan to compete domestically by establishing new branch offices in more cities in China. We will also develop our online store or provide more financial services through our platforms, which will enable our customers to communicate with us online and order, purchase and have our products and services delivered in a more convenient and faster manner. With the development of the Company, we plan to increase our capacity to conduct 2 to 4 more service projects at a time for our equipment and engineering segment.  To expand our business as mentioned above, we expect to recruit more employees to ensure service quality and efficiency.

Most of our service customers are companies in the biological pharmaceutical industry, financial institutions and corporate clients, which has great development potential and customer demand in China. We compete on the basis of the experience and technology we have developed in serving customers.

In addition, for our equipment and engineering segment, our holistic biological pharmaceutical engineering solution services combine product manufacturing, installation and after-sales services. Most of our competitors in this area only install the components they purchase from third parties without capacity to manufacture on their own, while most of our product provider competitors focus on producing products without installation services. We not only produce our own products through research and development, but also provide installation and after-sales services. If any problem occurs after sales or installation, our customers can look to us for product and installation support, rather than having to reach out to other service providers. If customers face issues outside our specialty, we can contact the appropriate subcontractors to ensure that our customers’ needs are met and they need only look to us for help. We have a professional team with product research and development staff, production staff, installation service staff, and project designers.

We have focused on providing high quality services quickly and at a competitive price. We are able to reduce the overall price of the projects or services we perform by producing some of the components or provide more customized services. Because we have deep product and services knowledge based on experience with market demand, it normally takes us only a short time to complete the projects or services. Also, our products and pricing can be easily tailored to the customers’ needs, and we price our products and services aggressively. We have short cycles in providing products and services. On average it takes only one week from receiving orders to delivery to the customer for our equipment and engineering segment and all of our products are in compliance with GMP standards. We pride ourselves on high quality services and products, so that our customers receive good value for the price they pay.

Our Competitive Position

Our primary competitors are the following companies. We have set forth our assessment of our Company’s relative strengths and challenges. The tables below represent our belief about our competitive position and is based on our observations, rather than objective data. Our assessment may not be shared by others, including such competitors, but it does represent management’s assessment of our industry position.

We compete with the following listed companies in different areas. Currently there is no competitor that competes with us in all areas.

Equipment and Engineering Segment

Competitors	Products/Services	Comparative Strengths/Challenges
GEA Group Aktiengesellschaft (“GEA”)	Valves, valve-related products and installation services	We believe GEA’s brand is more well-known. We compete against GEA’s installation services on the basis of price.

Austar International (“Austar”)	Valves, valve-related products and installation services	We believe Austar’s international brand name is more well-known. We compete against Austar’s installation services on the basis of price.

Shanghai Langmai Clean Technology Co., Ltd. (“Shanghai Langmai”)	Installation services	Shanghai Langmai provides only installation services, while we provide both installation services and products. We compete against Shanghai Langmai on the basis of range of products and services, installation speed and service.

Sensong Group (“Sensong”)	Installation services	Sensong’s brand name is more well-known, but it provides only installation services, while we provide both installation services and products. We compete against Sensong on the basis of installation speed.

Shandong Weifang Regal Circulation Equipment Co. (“Shandong Weifang”)	Installation services	Shandong Weifang’s market share is relatively small. We compete against Shandong Weifang on the basis of installation speed and services.

Nanjing Inavo Bio-engineering Co., Ltd. (“Nanjing Inavo”)	Valves and valve-related products	We compete against Nanjing Inavo’s products on the basis of price and brand recognition.

GEMÜ Gebr. Müller Apparatebau GmbH & Co. KG (“GEMÜ”)	Valves and valve-related products	We believe GEMÜ’s international brand name is more well-known. We compete against GEMÜ on the basis of price and delivery speed.

Christian Bürkert GmbH & Co. KG (“Bürkert”)	Valves and valve-related products	We believe Bürkert’s international brand name is more well-known. We compete against Bürkert on the basis of price, delivery speed and service.

Crane Process Flow Technologies Ltd. (“Saunders Valves”)	Valves and valve-related products	We believe Saunders Valves’ international brand name is more well-known. We compete against Saunders Valves on the basis of price, delivery/installation speed and service.

Wenzhou Baiji Machinery Manufacturing Co., Ltd. (“Wenzhou Baiji”)	Valves and valve-related products	We compete against Wenzhou Baiji on the basis of product quality, delivery speed and service.

Ningbo Information Pharmaceutical Equipment Co., Ltd. (“Ningbo Information”)	Pharmaceutical equipment	Ningbo Information generally has lower prices and, we believe, lower visibility than our company. We compete against Ningbo Information on the basis of quality, service and delivery speed.

Financial services segment

Competitors	Services	Comparative Strengths/Challenges
Client Service International Inc (“Client Service”)	Financial software and financial solution service provider	● ● ●

Client service focuses on providing financial software development

Fintech integrates the financial product management service with technology service.

Fintech assists the commercial banks to analyze and gain better understanding of their business needs, while Client Service only develops software to meet client needs

Shanghai Amarsoft Information and Technology Co (“Amarsoft”)	Financial software developer	● ● ●

Amarsoft focuses on providing financial software development

Fintech integrates the financial product management service with technology service.

Fintech assists the commercial banks to analyze and gain better understanding of their business needs, while Amarsoft only develops software to meet client needs

Beijing Udomedia Advertising Co., Ltd. (“Udomedia”)	Financial product recommendation	● ● ●

Amarsoft focuses on providing financial product comparison and recommendations to investors

Fintech offers asset-side options to financial institutions as well as the financial planning service to investors

Fintech competes against Amarsoft on financial product distribution service

PUYI INC. (“PUYI”)	Third-party wealth management services provider	● ● ●

The business goal of PUYI is to provide investor various financial product and asset allocation service to investor, which is similar to the goal of Hengpu

PUYI is mainly engaged in private fund, and supply chain financing

Hengpu is primarily engaged in underwriting related service for debt financial product

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

For the years ended December 31, 2019, 2018 and 2017, we spent $492,696, $358,411 and $508,282, respectively, on R&D. We anticipate that we will continue to focus our research and development efforts on developing new technology and improving existing products in the coming years.

Our Research Projects

We have participated in following numerous scientific projects.

Project Description	Time Period	Government Agency	Subsidy
Pneumatic Diaphragm Valve Device	2007 – 2009	Bureau of Science and Technology of Longwan District of Wenzhou City	RMB 100,000

Butterfly Valve Pneumatic Actuator	2008 – 2010	Bureau of Science and Technology of Wenzhou City	RMB 250,000

Intelligent Control Valve	2009 – 2012	Chinese Ministry of Science and Technology and Zhejiang Bureau of Science and Technology	RMB 1,050,000

Aseptic Diaphragm Remote Control	2011 – 2012	Bureau of Science and Technology of Longwan District of Wenzhou City	RMB 170,000

Intelligent and Efficient Development of Multi-Process Valve	2012 – 2013	Bureau of Economic Development of Economic-Technological Development District of Wenzhou City	RMB 100,000

Integral Sanitary Grade Check Valve	2018.12-2019.06	N/A	N/A

Non-residue Automatic Induction Hand Valve	2018.12-2019.06	N/A	N/A

Third Generation Manual Diaphragm Valve	2019.05-2020.06	N/A	N/A

In some of the above projects, the government agencies provided us subsidies to support us to develop various scientific research projects. These projects are funded to encourage research and development. We have successfully developed all the products in the above projects which passed the examination of the governmental agencies.

In 2015, we began developing intelligent remote control services. We hope to use the internet of things to establish an intelligent remote control system and a data center solutions division system. It will enable us to position, track and monitor the actual operation of the equipment of pharmaceutical manufacturers 24 hours and online. In this way, we can target issues promptly and conduct troubleshooting on the basis of advanced technology. As a result, we will be more efficient in serving our clients and reducing the clients’ operation and maintenance cost significantly.

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

In addition, we have the right to use the following trademark registrations issued in the PRC, among which two registrations are held by our Chief Executive Officer:

Trademarks	Reg. No.	Issue Date	Expiration Date	Owner	Goods/Services
	3903979	12/28/2005	12/27/2025	Anyuan Sun	Metal pipe elbows; metal pipe joints; metal valves (not machine accessories); metal pipe fittings; additional materials for metal pipe; metal reinforce materials for pipes; metal pipe clams; metal sleeves; metal pipes; steel pipes

	5610464	12/7/2009	12/6/2019 Renewal application pending	Anyuan Sun	Steel pipes; metal pipes, metal pipe clams; metal water pipes; metal pipe elbows; metal pipe fittings; metal pipe joints, metal collecting tubes; metal sleeves

	14488573	6/14/2015	6/13/2025	Xibolun Automation	Construction status check; construction; heating equipment installation and repair; indoor construction; machine installation, maintenance, and repair; medical equipment installation and repair; vehicle maintenance service; machine installation and repair; sanitary equipment installation and repair; water pipe installation

	14488475	7/28/2015	7/27/2025	Xibolun Automation	Steel alloy; metal valves (not machine accessories); metal pipes; steel moulds; metal tracks; common metal alloy wire (except fuses); metal grommets; metal hinge; metal tools; padlock

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

For our financial services segment, we have the right to use the following trademark registrations issued in the PRC:

Trademarks	Reg. No.	Issue Date	Expiration Date	Owner	Goods/Services

	26449617	9/7/2018	9/6/2028	Hengpu

Arrange and organize the conference; Translated; Planning a party (entertainment); Provide online electronic publications (non-download); Manuscript writing; Journalist Service; Zoo Service; Online publishing of e-books and magazines; Arrange and organize seminars; Arrange and organize on-site education forum

	26432309	9/7/2018	9/6/2028	Hengpu	Insurance Broker; Real estate agency; Guarantee; Raise Charity Fund; Fiduciary management; Pawn; Finance lease; Financial Information; Coin valuation; Brokerage

	26434423	9/7/2018	9/6/2028	Hengpu	Downloadable mobile application software; Computer program (downloadable software); Computer peripherals; Animation; Electronic Notepad; Automatic Teller Machine (ATM) ; Portable media player; Interactive touch screen terminal; Computer software (recorded); Mobile phone; Automatic teller machine (ATM)

	26428912	9/7/2018	9/6/2028	Hengpu	Online publishing of e-books and magazines; Translated; Arrange and organize the conference; Journalist Service; Planning a party (entertainment); Provide online electronic publications (non-download); Arrange and organize seminars; Arrange and organize on-site education forum; Zoo Service; Manuscript writing

	26438038	10/28/2018	10/27/2028	Hengpu	Interactive touch screen terminal; Computer software (recorded); Computer peripherals; Automatic Teller Machine (ATM); Portable media player; Animation; Downloadable mobile application software; Electronic Notepad; Mobile phone; Computer program (downloadable software)

26449606	3/14/2020	9/6/2028	Hengpu

Urban planning; Computer Programming; Data Security Consulting; Technical Studies; Cloud computing; Art identification; Intangible assets assessment; Energy audit; Provide Internet Search Engine

Information Technology Consulting Services; Intangible assets evaluation (-)

26434403	10/28/2019	10/27/2029	Hengpu

Technical Studies; Urban planning; Energy audit; Data Security Consulting; Art identification; Intangible assets assessment; Information Technology Consulting Services; Cloud computing; Computer Programming; Provide Internet Search Engine; Intangible assets evaluation (-)

26438039	10/28/2018	10/27/2028	Hengpu	Provide Internet chat rooms; Digital file transfer; Provide database access service; Data streaming; Telephone service; Provide online forums; Information transmission; Email transmission; Provide telecommunications connection services with global computer networks; Video on demand transmission

26448031	3/14/2020	9/6/2028	Hengpu

Looking for sponsorship; Purchasing for others (purchasing goods or services for other companies); Marketing; Retail or wholesale services of pharmaceutical, veterinary, hygienic preparations and medical supplies (-); Franchise business management ; Sell for others; Advertising; Online advertising on computer networks;

Import and export agent; Provide online markets for buyers and sellers of goods and services

26438032	1/14/2019	1/13/2029	Hengpu

Electronic Notepad; Animation; Computer software (recorded); Computer program (downloadable software); Computer peripherals;

Mobile phone; Portable media player

Automatic Teller Machine (ATM);

Interactive touch screen terminal;

Downloadable mobile application software

26443894	9/7/2018	9/6/2028	Hengpu

Information transmission; Telephone service; Provide Internet chat rooms

Provide online forums; Provide telecommunications connection services with global computer networks; Digital file transfer; Video on demand transmission; Email transmission; Provide database access service; Data streaming

26428917	10/28/2018	10/27/2028	Hengpu

Technical Studies; Information Technology Consulting Services; Cloud computing; Art identification;

Intangible assets assessment; Urban planning; Energy audit; Computer Programming; Provide Internet Search Engine; Data Security Consulting

26434429	10/28/2018	10/27/2028	Hengpu

Online advertising on computer networks; Purchasing for others (purchasing goods or services for other companies); Provide online markets for buyers and sellers of goods and services; Marketing;

Looking for sponsorship; Advertising; Retail or wholesale services of pharmaceutical, veterinary, hygienic preparations and medical supplies (-); Franchise business management; Import and export agent; Sell for others

26439293	10/28/2018	10/27/2028	Hengpu	Guarantee; Fiduciary management; Financial Information; Brokerage; Pawn; Insurance Broker; Finance lease; Coin valuation; Real estate agency; Raise Charity Fund

26443885	01/28/2019	01/27/2029	Hengpu

Interactive touch screen terminal;

Computer program (downloadable software) ; Electronic Notepad; Mobile phone; Portable media player;

Downloadable mobile application software; Computer software (recorded); Automatic Teller Machine (ATM); Animation; Computer peripherals

26428913	1/14/2019	1/13/2029	Hengpu	Coin valuation; Pawn; Fiduciary management; Finance lease; Real estate agency; Guarantee; Brokerage (3605) Financial Information (3602) Raise Charity Fund (3607)

20689649	9/14/2017	9/13/2027	Hengpu	Insurance Underwriting; Financial Services; Financial Management; Financial loans; Art valuation; Real estate management; Brokerage; Guarantee; Raise Charity Fund; Pawn

17764453	12/21/2016	12/20/2026	Hengpu

Quality assessment; Technical Project Research; Hosted computer station (website); Provide Internet Search Engine;

Computer system remote monitoring; Create and maintain websites for others; Art identification; Intangible assets assessment; Intangible assets evaluation (-)

26008168	10/28/2018	10/27/2028	Fintech	Looking for sponsorship; Provide online markets for buyers and sellers of goods and services; Accounting; Provide business information through the website; Business intermediary services; Personnel management consulting; Advertising; Commercial enterprise relocation; Update and maintain data in computer databases; Sell for others; Franchise business management.

26008168	10/28/2018	10/27/2028	Fintech	Provide global computer network user access service; Telephone communication; TV broadcast; Communication equipment rental; Computer terminal communication; Satellite transmission; Provide database access service; Provide telecommunications connection services with global computer networks; Provide Internet chat rooms; Wireless broadcasting

26008168	10/28/2018	10/27/2028	Fintech

Internal communication device;

Electronic monitoring device (-)

Downloadable computer application software; Computer software (recorded); Computer program (downloadable software); Recorded computer program; Cash register; Remote control device; Electronic Publication (-); Electronic Notepad; Electronic Note (-);

cashier(-); Electronic monitoring device (-)

Remote control device (-)

26008168	10/28/2018	10/27/2028	Fintech

Credit card related investigations

Financial loans; Art valuation;

Real estate agency; Brokerage;

Insurance Underwriting; Guarantee; Raise Charity Fund;

Fiduciary management; Capital investment; Organize collections; Financial Information; Provide financial information through the website

Insurance information; Pawn;

Trust; Financial Management;

Financial Consulting; Bank;

Jewelry valuation

26008168	10/28/2018	10/27/2028	Fintech

Adoption Agent; Security and anti-theft alarm system monitoring; Open the safety lock

Clothing rental; Computer Software License (Legal Service); Social companionship;

Online social networking services; Lost and Found; Dating Service; Safe rental; Adoption agents; security and anti-theft alarm system monitoring; unlocking locks; clothing rental; computer software licensing (legal services); social companionship; online social networking services; lost and found; dating services; safe rental (-)

26008168	10/28/2018	10/27/2028	Fintech

Quality system certification;

Convert tangible data or files into electronic media; Technical Studies; Computer system remote monitoring; Interior Design; Computer Software Design; Electronic data storage;

Cosmetic Research; Industrial design; Intangible assets assessment

We own the following copyrights, of which the copyright of a computer software is held by Mr. Anyuan Sun:

Copyright Name	Reg. No.	Completion Date	Owner
Proportioning locator control system V1.0	2013SR072143	9/1/2012	Anyuan Sun

New three board data mobile display system	2019SR0914974	9/3/2019	Hengpu

Hengpu offline financial management system	2019SR0914982	9/3/2019	Hengpu

Application and display system of equity pledge financing	2019SR0915056	9/3/2019	Hengpu

Hengpu offline financing mobile investment system	2019SR0912121	9/2/2019	Hengpu

Hengpu offline financial investment system	2019SR0912070	9/2/2019	Hengpu

Hengpu Financial RMB Withdrawal System	2018SR498978	6/28/2018	Hengpu

Hengpu Financial Bank Depository Docking System	2018SR269474	4/20/2018	Hengpu

Hengpu Financial Mobile Investment System	2018SR265882	4/19/2018	Hengpu

Hengpu Financial Transaction Return System	2018SR265875	4/19/2018	Hengpu

Hengpu financial product search recommendation system	2018SR265870	4/19/2018	Hengpu

Hengpu Financial Identity Verification System	2018SR178293	3/19/2018	Hengpu

Hengpu financial investment marketing activity system	2018SR178208	3/19/2018	Hengpu

Hengpu Financial Virtual Account System	2018SR178316	3/19/2018	Hengpu

Hengpu Financial Commission Trading System	2018SR178319	3/18/2019	Hengpu

Hengpu Financial Personal Name Coin Recharge System	2018SR178295	3/19/2018	Hengpu

Huijingshe APP platform	2018SR241757	4/10/2018	Fintech

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

Our Employees

As of December 31, 2019, we employed total of 142 full-time and no part-time employees in the following functions:

Department	December 31, 2019	December 31, 2018	December 31, 2017
Management and administration	28	10	11
Research and Development	33	10	9
Production and operation	50	56	54
Sales	31	12	15
Total	142	88	89

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

Chinese Laws and Regulations

Laws and Regulations in China Regarding Medical Devices Manufacturing and Distribution

Laws regulating medical device manufacturers and distributors cover a broad array of subjects. We must comply with numerous additional state and local laws relating to matters such as safe working conditions, manufacturing practices, environmental protection and fire hazard control. We believe we are in compliance with these laws and regulations in all material respects. So far, our industry does belong to pharmacy or hospitality so that we do not need to get special license or approval for our business operation. Meanwhile, we have successfully obtained two licenses for manufacture and installation of special equipment from regulatory authorities and renewed in October 2019. Also, unanticipated changes in existing regulatory requirements or adoption of new requirements may force us to incur more cost to maintain the licenses and failure to do so could materially adversely affect our business, financial condition and results of operations.

We and our PRC entities sometimes subcontract portions of our projects to third parties to complete. See section titled “Risk Factors — Unqualified individual subcontractors may bring joint liability to us.” According to Construction Law and Qualification Standard for Labor Subcontracting in Construction Business of the PRC, individual contractors are not in a position to obtain any qualification of labor subcontracting. So the subcontracting contracts by Xibolun Equipment and Xibolun Automation to such individual contractors are under the risk of being declared of avoidance of qualification by applicable courts. Article 29 of the Construction Law requires that “the overall contractors and subcontractors shall bear joint responsibilities to project owners for the subcontracted projects”. Even though our PRC entities Xibolun Equipment and Xibolun Automation are very cautious with subcontracting the projects to other parties, there are still possibilities that our PRC entities may subcontract the projects to individuals or parties without required qualifications. Despite the facts that the law enforcement and regulation on these types of subcontracting are not very strict, if the construction completed by unqualified individual subcontractors does not meet required quality and accident occurs, our PRC entities may jointly bear the consequences pursuant to the Article 64 of the Construction Law. Also, according to the Article 54 of the Regulation on the Quality Management of Construction Projects, the liabilities for the consequences could be indemnifying the damages and paying penalties which could be ranging from five hundred thousand up to one million RMB.

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

Regulation related to Exchange Administered Financial Asset Securities Distribution

The distribution of exchange administered financial asset securities is currently regulated by the Decision Regarding Straightening out and Rectifying Various Types of Trading Venues to Effectively Prevent Financial Risks (“Document 38”) and the Implementation Opinions on Straightening out and Rectifying Various Types of Trading Venues (“Document 37”), promulgated by the General Office of the State Council on November 11, 2011 and July 12, 2012, respectively. Both Document 38 and Document 37 stipulate that exchanges that are subject to the approval of the State Council or its administration department of finance for establishment, shall be regulated by the administration department of finance of the State Council; all other exchanges shall be regulated by the local People’s Government at the provincial level, which in practice, are the offices of finance at municipal and provincial levels. Document 38 and Document 37 emphasize on the prohibitive activities relating to the issuance and distribution of exchange administered funds, for example, that the number of investors of exchange administered funds shall not exceed 200 accumulatively.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. We receive a significant portion of our revenue in Renminbi, which is not a freely convertible currency. Under our current structure, our income will be primarily derived from dividend payments from our subsidiaries in China. Even though we may remit the income from China to anywhere we want, the fluctuation of exchange rate may be a disadvantage to us if the Renminbi depreciated.

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

While the application of the M&A Rules remains unclear, our prior PRC counsel, our PRC legal counsel advised us that, based on their understanding of the current PRC laws and regulations as well as the notice announced on September 21, 2006:

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

On January 19, 2015, China’s Ministry of Commerce issued a draft Foreign Investment Law. The effective date of the official publication of the law is yet unknown. In the draft, foreign investment in China will be classified into three categories: prohibited, restricted, and others. This idea of classification is similar as previously published Catalogue. If the foreign investment falls in the areas that are closely related to national security, then it will be prohibited; if the investment may have some impact on national security but could be controlled through conditions, then it can be done with restrictions or qualifications; if the investment falls outside of those two categories, then it will not need approval from the Chinese government to operate in China.

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

Corporate Structure

Below is a chart illustrating our current corporate structure:

Organization and description of business

Hebron Technology

Hebron Technology Co., Ltd, (“Hebron Technology” or the “Company”) was established under the laws of the British Virgin Islands (“BVI”) on May 29, 2012 as a company limited by shares. The Company is a holding company and conducts its business mainly through its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of VIEs in the People’s Republic of China (‘‘PRC’’). The Group is organized into two business segments consisting of equipment and engineering segment and financial services segment.

Equipment and Engineering Segment

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

Reorganization

For the purpose of our initial public offering, we reorganized our Company as described below. As part of this Reorganization, Hebron Technology became the ultimate holding company of HK Xibolun, Xibolun Automation and Xibolun Equipment, which were all controlled by the then Controlling Shareholder, Mr. Anyuan Sun, before the Reorganization. In some cases, the equity transfer agreement entry date and the actual effective may be different. According to PRC law, since Xibolun Equipment and Xibolun Automation are foreigner invested companies, the share transfer is effective as of the approval date. As HK Xibolun is incorporated in Hong Kong, its equity transfer is effective as of the transfer agreement entry date. In the following statements regarding the reorganization, the equity transfer effective dates of Xibolun Equipment and Xibolun Automation are as approval date while the equity transfer effective dates of HK Xibolun are as of transfer agreement entry date.

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

After reorganization, Mr. Zuoqiao Sun Zhang was the sole shareholder of the company since August 5, 2013. As Mr. Sun Zhang is the father of Mr. Anyuan Sun, Mr. Sun Zhang nominally held all the shares of Hebron Technology for Mr. Sun who has the rights to direct voting and transfer the shares, which made Mr. Sun the controlling shareholder of Hebron Technology. After the April 2015 share transfers from Mr. Sun Zhang to different parties at the approval of Mr. Anyuan Sun, Mr. Sun Zhang nominally holds 49.82% of Hebron Technology’s issued and outstanding shares, while Mr. Anyuan Sun holds 15% of the Company’s shares through Wise Metro Development Co., Ltd., a British Virgin Islands company. Also, Mr. Lingmin Sun holds 9% of the Company’s shares through Vast Express Development Co. Ltd., a British Virgin Islands company, and Mr. Chengchun Wang holds 9% of the Company’s shares through Able State International Industrial Co., Ltd., a British Virgin Islands company. Both Mr. Anyuan Sun and Mr. Lingmin Sun are Mr. Sun Zhang’s sons, and Mr. Wang is Mr. Anyuan Sun’s father-in-law. Though they appear to be four separate shareholders, Mr. Sun Zhang, with voting rights, equity transfer rights and rights to retain proceeds from equity transfer withheld by Mr. Anyuan Sun, nominally holds his shares for Mr. Anyuan Sun. Although Mr. Lingmin Sun and Mr. Chengchun Wang have rights to retain proceeds from equity transfer, but Mr. Anyuan Sun has the sole right to direct the voting of the shares held by them. In addition, Mr. Lingmin Sun and Mr. Anyuan Sun have the shared power to direct the transfer of the shares held by Mr. Lingmin Sun, and Mr. Anyuan Sun has the sole right to direct the transfer of shares held by Mr. Chengchun Wang. By virtue of Mr. Anyuan Sun’s power to direct voting and equity transfer with regards to the shares held by Mr. Sun Zhang, Mr. Lingmin Sun and Mr. Wang, in addition to his being the Company’s Chairman of the Board and Chief Executive Officer who actually controls the board and runs the Company, Mr. Anyuan Sun is our largest shareholder of the Company in control of a total of approximately 68% of the Company’s issued and outstanding shares immediately after the reorganization. Based on the above, before and after the reorganization, Hebron Technology, HK Xibolun, Xibolun Equipment and Xibolun Automation were all considered under common control by Mr. Anyuan Sun.

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

Financial Services Segment

NiSun BVI

NiSun BVI was organized on January 17, 2019 under the laws of the British Virgin Islands as a company limited by shares and a wholly-owned subsidiary of Hebron Technology.

NiSun HK

NiSun HK is a limited company organized under the laws of Hong Kong on January 25, 2019, and a wholly-owned subsidiary of NiSun BVI.

NingChen

NingChen is a PRC company formed on April 10, 2019 and is a wholly-owned subsidiary of NiSun HK.

Taiding

Taiding is a PRC company formed on November 12, 2019 based on a joint venture agreement entered into between NiSun BVI and an unrelated PRC company. It is expected to be 80% owned by NiSun BVI and 20% owned by the third party after the completion of funding by the owners.

Fintech

Fintech is a PRC company formed on January 20, 2016 and is controlled by NingChen through a series of VIE agreements.

Khorgos

Khorgos is a PRC company formed on June 18, 2019 and is a wholly-owned subsidiary of Fintech.

Jilin

Jilin is a PRC company formed on November 27, 2019 and is a wholly-owned subsidiary of Fintech.

Guangzhou

Guangzhou is a PRC company formed on October 29, 2019 and is a wholly-owned subsidiary of Fintech.

Hengpu

Henpu is a PRC company formed on April 17, 2015 and is controlled by NingChen through a series of VIE agreements.

Fengtai

Fengtai is a PRC company formed on October 11, 2018 and is 92%-owned by Hengpu.

Midtown

Midtown is a PRC company formed on April 3, 2019 and is a wholly-owned subsidiary of Hengpu.

D.	Property, plant and equipment

Description of Property

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes. We were granted land use rights for our facilities in Wenzhou, which extend until December 31, 2036. Following is a list of our properties, all of which we lease:

Property	Rental Term	Space	Ground Floor Area
No. 936, Jinhai 2rd Road, Konggang New Area, Longwan District Wenzhou City, Zhejiang Province, China (C05, Binhai Ind. Park, Dalangqiao Village, Shacheng Town, Longwan District, Wenzhou).	Jan. 1, 2012 – Dec. 31, 2036		17,537 m2

Airport Xiaowei Beiyuan, Shacheng standard facility, Wenzhou, Zhejiang Province, China	January 20, 2017 – May 30, 2037		1,860 m2

99 Damba Road, Putuo District, Shanghai	May 20, 2019 – October 19, 2023		354 m2

Our property in No.936 Jinhai 2nd Ave. Airport New District, Longwan District, Wenzhou, Zhejiang Province, China is our central office and manufacturing facility. At this location, we have a variety of heavy equipment required to produce our valves, pipefittings and other products, including computer numerical control (“CNC”) milling machines, office equipment and product testing equipment. Our office in Shanghai provides financial services to our customers. None of our properties are encumbered by debt, and we are not aware of any environmental concerns or limitations on the use of our properties for the purposes we currently use them or intend to use them in the future.

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

Overview

We conducts our business mainly through our subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs (collectively referred to as the “Group”) in the People’s Republic of China (‘‘PRC’’). The Group is organized into two business segments consisting of the equipment and engineering segment and financial services segment.

(i)	The equipment and engineering segment is engaged in research, development and manufacture and installation of fluid equipment including valves, pipe fittings and others, with particular emphasis on the manufacture and installation of intelligentized valves, used in the pharmaceutical, biological, food and beverage, and other clean industries. A significant majority of our revenues from equipment and engineering segment have come from these installation services. We anticipate that we will continue to derive significant income from our installation services. The profit margins associated with installing our customized valve and pipe fitting designs have historically been higher than those associated with the sale of our products for installation by third parties.

(1)	Installation services. We specialize in installing valves and pipes with skilled and experienced workers and professional equipment. Revenues from installation services were approximately 50%, 68% 81% of our total revenues for the years ended December 31, 2019, 2018 and 2017, respectively.

(2)	Fluid equipment. We develop and manufacture valves and pipe fittings for use in pharmaceutical, biological, food and beverage, and other clean industries with an established sales and distribution network. Revenues from the sales of fluid equipment constitute approximately 38%, 32% and 19% of our total revenues for the years ended December 31, 2019, 2018 and 2017, respectively.

(ii) The financial services segment primarily offers underwriting related advisory service to financial institutions and corporate clients and provides distribution and management service for direct banking products issued by small and medium commercial banks in PRC. The Financial services segment began to conduct its operations in PRC in 2019 through the Group’s newly acquired entities including Fintech (Shanghai) Digital Technology Co., Ltd. (“Fintech”) and Beijing Hengtai Puhui Information services Co., Ltd (“Hengpu”) with their subsidiaries. We earn one-time advisory fees for our services provided to underwriters, financial institutions or underlying corporate issuers for offerings on PRC provincial or national assets exchanges or other designated markets. We also provide ongoing user management services to small and medium commercial banks and financial institutions in distributing and sourcing funds for their direct banking and other financial products in exchange for recurring service fees.

(1)	Underwriting related advisory fees. Revenues from underwriting related advisory fees were approximately 12%, 0% 0% of our total revenues for the years ended December 31, 2019, 2018 and 2017, respectively.

(2)	Recurring service fees. Revenues from recurring service fees amounted to $3,381 for the year ended December 31, 2019. There were no fees during the years ended December 31, 2018 and 2017.

The World Health Organization or WHO, has since March, 2020 declared the coronavirus (“COVID-19”) a pandemic. Our operating results could be negatively impacted by the COVID-19. For a detailed description of the risks associated with the novel coronavirus, see “Risk Factors — Risks Relating to Our Business — We face risks related to health epidemics and disease outbreaks.”

The following table presents an overview of our results of operations for the year ended December 31, 2019 and 2018:

	Year ended December 31,		Changes
	2019	2018	($)	(%)
Revenue	$21,103,114	$25,290,060	(4,186,946)	(17)%
Cost of revenue	13,046,493	17,712,108	(4,665,615)	(26)%
Gross profit	8,056,621	7,577,952	478,669	6%
General and administrative	2,566,831	3,298,188	(731,357)	(22)%
Selling expenses	985,252	1,337,321	(352,069)	(26)%
Bad debt expenses	2,079,837	7,913,442	(5,833,605)	(74)%
Research and development expenses	492,696	358,411	134,285	37%
Total operating expenses	6,124,616	12,907,362	(6,782,746)	(53)%
Income (loss) from operations	1,932,005	(5,329,410)	7,261,415	(136)%
Other income, net	1,255,149	(426,585)	1,681,734	(394)%
Interest expense	(158,119)	(208,306)	50,187	(24)%
Income from investment	153,554	168,534	(14,980)	(9)%
Total other income (expense), net	1,250,584	(466,357)	1,716,941	(368)%
Income (loss) before income taxes	3,182,589	(5,795,767)	8,978,356	(155)%
Income taxes (benefit)	442,599	(651,052)	1,093,651	(168)%
Net income (loss)	2,739,990	(5,144,715)	7,884,705	(153)%
Foreign currency translation (loss)	(561,091)	(1,755,528)	1,194,437	(68)%
Comprehensive income (loss)	$2,178,899	$(6,900,243)	9,079,142	(132)%

The following table presents an overview of our results of operations for the year ended December 31, 2018 and 2017:

	Year ended December 31,		Changes
	2018	2017	($)	(%)
Revenue	$25,290,060	$29,200,445	(3,910,385)	(13)%
Cost of revenue	17,712,108	18,756,284	(1,044,176)	(6)%
Gross profit	7,577,952	10,444,161	(2,866,209)	(27)%
General and administrative	3,298,188	3,683,594	(385,406)	(10)%
Selling expenses	1,337,321	2,187,253	(849,932)	(39)%
Bad debt expenses	7,913,442	187,715	(7,725,727)	4,116%
Research and development expenses	358,411	508,282	(149,871)	(29)%
Total operating expenses	12,907,362	6,566,844	6,340,518	97%
(Loss) income from operations	(5,329,410)	3,877,317	(9,206,727)	(237)%
Other income, net	(426,585)	377,174	(803,759)	(213)%
Interest expense	(208,306)	(56,953)	(151,353)	266%
Income from investment	168,534	-	168,534	100%
Total other (expense) income, net	(466,357)	320,221	(786,578)	(246)%
(Loss) income before income taxes	(5,795,767)	4,197,538	(9,993,305)	(238)%
Income taxes (recovery)	(651,052)	(2,938,849)	2,287,797	(78)%
Net (loss) income	(5,144,715)	7,136,387	(12,281,102)	(172)%
Foreign currency translation (loss)	(1,755,528)	2,249,081	(4,004,609)	(178)%
Comprehensive (loss) income	$(6,900,243)	$9,385,468	(16,285,711)	(174)%

Revenue

The following table sets forth the breakdown of our revenue for the years ended December 31, 2019 and 2018:

	Years ended December 31,				Changes	Changes
	2019	%	2018	%	($)	(%)
Installation service	$10,490,191	50%	$17,297,212	68%	(6,807,021)	(39)%
Fluid equipment sales	8,087,399	38%	7,992,848	32%	94,551	1%
Financial service – underwriting related	2,522,143	12%	-	-%	2,522,143	100%
Financial service – recurring service	3,381	0%	-	-%	3,381	100%
Total revenue	$21,103,114	100%	$25,290,060	100%	(4,186,946)	(17)%

The following table sets forth the breakdown of our revenue for the year ended December 31, 2018 and 2017:

	Years ended December 31,				Changes	Changes
	2018	%	2017	%	($)	(%)
Installation service	$17,297,212	68%	$23,748,141	81%	(6,450,929)	(27)%
Fluid equipment sales	7,992,848	32%	5,452,304	19%	2,540,544	47%
Total revenue	$25,290,060	100%	$29,200,445	100%	(3,910,385)	(13)%

For the years ended December 31, 2019 and 2018, revenue from sales of our fluid equipment was $8.1 million and $8.0 million, respectively, representing an increase of approximately $0.1 million. For the years ended December 31, 2018 and 2017, revenue from sales of our fluid equipment was $8.0 million and $5.5 million, respectively, representing an increase of approximately $2.5 million. The increase in revenue from our fluid equipment sales was primarily due to the increase of valve demand resulting from our efforts to expand our sales network and increase marketing activities.

	Number of Major Projects	Average Project Revenue (USD)
2019	5	$2.1 million
2018	6	$2.9 million
2017	12	$2.0 million

Revenue from installation service was $10.5 million and $17.3 million for the years ended December 31, 2019, and 2018, respectively, representing a decrease of approximately of $6.8 million, due to a decrease in average contract amount during fiscal 2019. In fiscal 2019, the Company had 5 major installation projects, comparing to 6 installation projects in fiscal 2018. However, the average individual contract amount decreased from $2.9 million in fiscal 2018 to $2.1 million in fiscal 2019.

Revenue from installation service was $17.3 million and $23.7 million for the years ended December 31, 2018, and 2017, respectively, representing a decrease of approximately of $6.45 million, due to a decrease in project volume during fiscal 2018. In fiscal 2018, the Company had 6 major installation projects, comparing to 12 installation projects in fiscal 2017. However, the average individual contract amount increased from $2.0 million in fiscal 2017 to $2.9 million in fiscal 2018.

Revenue from financial service was $2.5 million for year ended December 31, 2019, which was mainly related to the underwriting related advisory service we provided to a financial institution client. We will continue to expand the revenue base in this segment.

Cost of revenue

The following table presents a breakdown of our cost of revenue for the years ended December 31, 2019 and 2018.

	Years ended December 31,				Changes	Changes
	2019	%	2018	%	($)	(%)
Installation service	$6,639,031	51%	$10,941,208	62%	(4,302,177)	(39)%
Fluid equipment sales	6,387,970	49%	6,770,900	38%	(382,930)	(6)%
Financial service	19,492	-%	-	-%	19,492	100%
Total cost of revenue	$13,046,493	100%	$17,712,108	100%	(4,665,615)	(26)%

The following table presents a breakdown of our cost of revenue for the years ended December 31, 2018 and 2017.

	Years ended December 31,				Changes	Changes
	2018	%	2017	%	($)	(%)
Installation service	$10,941,208	62%	$14,278,067	76%	(3,336,859)	(23)%
Fluid equipment sales	6,770,900	38%	4,478,217	24%	2,292,683	51%
Total cost of revenue	$17,712,108	100%	$18,756,284	100%	(1,044,176)	6%

For 2019 and 2018, cost of installation services were $6.6 million and $10.9 million, respectively, representing a decrease of $4.3 million, which was in line with the decrease in the installation revenue in fiscal 2019. For 2018 and 2017, cost of installation services were $10.9 million and $14.3 million, respectively, representing a decrease of $3.3 million, which was in line with the decrease in the installation revenue in 2018.

For 2019 and 2018, cost of our fluid equipment sales were $6.4 million and $6.8 million, respectively, representing an approximate decrease of $0.4 million. For 2018 and 2017, cost of our fluid equipment sales were $6.8 million and $4.5 million, respectively, representing an approximate increase of $2.3 million, which was consistent with the 47% increase in fluid equipment sales in 2018.

Gross profit

The following table presents the gross profit of our businesses for the years ended December 31, 2019 and 2018:

	Years ended December 31,				Changes	Changes
	2019	%	2018	%	($)	(%)
Installation service	$3,851,160	37%	$6,356,004	37%	(2,504,844)	(39)%
Fluid equipment sales	1,699,429	21%	1,221,948	15%	477,481	39%
Financial services	2,506,032	99%	-	-	2,506,032	100%
Gross profit	$8,056,621	38%	$7,577,952	30%	478,669	6%

The following table presents the gross profit of our businesses for the year ended December 31, 2018 and 2017:

	Years ended December 31,				Changes	Changes
	2018	%	2017	%	($)	(%)
Installation service	$6,356,004	37%	$9,470,074	40%	(3,114,070)	(33)%
Fluid equipment sales	1,221,948	15%	974,087	18%	247,861	25%
Gross profit	$7,577,952	30%	$10,444,161	36%	(2,886,209)	(27)%

The overall gross profit percentage for 2019 increased 8% from fiscal 2018, primarily because of the high-margin financial services revenue in fiscal 2019. Gross profit from installation service for 2019 decreased approximately $2.5 million or 39% as compared to fiscal 2018, due to reduced individual project size in fiscal 2019. Gross profit percentage from installation service in 2019 remained 37% as compared to that of 2018. Gross profit from our fluid equipment sales increased 39% in 2019 as compared to 2018. The gross profit percentage from fluid equipment sales increased to 21% in 2019 from 15% in 2018 due to higher pricing and improved production efficiency due to large production capacity.

The gross profit percentage for 2018 decreased 6% from fiscal 2017, primarily because the gross profit from installation sales decreased for 2018 as compared to fiscal 2017. Gross profit from installation service for 2018 decreased approximately $3.1 million or 33% as compared to 2017. Gross profit from our fluid equipment sales increased 25% in 2018 as compared to 2017. The gross profit percentage from fluid equipment sales sight decreased from 18% in 2017 to 15% in 2018.

Expenses

	Years ended December 31,				Changes	Changes
	2019	%	2018	%	($)	(%)
General and administrative expenses	$2,566,831	42%	$3,298,188	26%	(731,357)	(22)%
Selling expense	985,252	16%	1,337,321	10%	(352,069)	(26)%
Bad debt expenses	2,079,837	34%	7,913,442	61%	(5,833,605)	(74)%
Research development expenses	492,696	8%	358,411	3%	134,285	37%
Total operating expense	$6,124,616	100%	$12,907,362	100%	(6,782,746)	(53)%

	Years ended December 31,				Changes	Changes
	2018	%	2017	%	($)	(%)
General and administrative expenses	$3,298,188	26%	$3,683,594	56%	(385,406)	(10)%
Selling expense	1,337,321	10%	2,187,253	33%	(849,932)	(39)%
Bad debt expenses	7,913,442	61%	187,715	3%	7,725,727	4,116%
Research development expenses	358,411	3%	508,282	8%	(149,871)	(29)%
Total operating expense	$12,907,362	100%	$6,566,844	100%	6,340,518	97%

General and administrative expenses

For 2019, our general and administrative expenses were $2.6 million, representing an approximate decrease of $0.7 million compared to 2018. The decrease in general and administrative expenses was mainly because the Company spent less in professional fees in 2019. In 2018, the Company had more consulting and professional services related to acquiring new technology and mergers and acquisitions (M&A).

For 2018, our general and administrative expenses were $3.3 million, representing an approximate decrease of $0.4 million compared to 2017. The decrease in general and administrative expenses was mainly due to the Company incurred less consulting and professional fees in 2018.

Selling expense

For the fiscal 2019, our selling expenses were $1.0 million, representing a 26% decrease from fiscal 2018. For the fiscal 2018, our selling expenses were $1.3 million, representing a 39% decrease from fiscal 2017. The decrease in selling expense was mainly due to the fact that the Company has established branding awareness in the market therefore reduced marketing activities in fiscal 2019 and 2018.

Bad debt expenses (recovery)

For the fiscal 2019, we recorded a bad debt expense of approximately $2.1 million. For the fiscal 2018, we recorded a bad debt expense of approximately $7.9 million. The decrease of bad debt expenses was mainly because we recorded approximately $7.6 million of bad debt allowance for our prepayments and advances to suppliers in fiscal 2018.

Research and development expenses

For fiscal 2019, our research and development (R&D) expenses were $0.5 million, representing an increase of $0.1 million compared to $0.4 million in research and development expenses in fiscal 2018. The increase in R&D expense was primary due to R&D developments in our new segment - financial services segment in 2019.

For fiscal 2018, our R&D expenses were $0.4 million, representing a decrease of $0.1 million compared to $0.5 million in research and development expenses in fiscal 2017. The decrease in R&D expense was due to less investment on R&D devices in fiscal year 2018.

Interest expense

Our interest expenses for fiscal 2019 were $158,119, representing a 24% decrease compared to $208,306 in fiscal 2018 due to lower outstanding loan balance in fiscal 2019.

Our interest expenses for fiscal 2018 was $208,306, representing a 266% increase compared to $56,953 in fiscal 2017 due to higher outstanding loan balance and higher interest rate in fiscal 2018.

Other income (expense), net

Other income (expense), net, is used to record our non-operating income and expense, including government grants and other expenses. For the years ended December 31, 2019, the Company had a net other income of approximately $1.3 million. The increase in other income for the year ended December 31, 2019 was due to gain from settlements of liabilities in fiscal 2019. For the years ended December 31, 2018, the Company had a net other income expense of $426,585. The decrease in other income for the year ended December 31, 2018 was due to net loss from disposition of fixed assets.

Income taxes and other taxes

For the years ended December 31, 2019 and 2018, Xibolun Automation and Hengpu are recognized as a High-technology Company by Chinese government and subject to a favorable income tax rate of 15%, a reduction from the normal unified rate of 25%. The High-technology certificate is valid for three year starting from November, 2018 and subject to renewal. In accordance with the implementation rules of the Income Tax Law of the PRC, for the enterprises newly established in the Horgos Development Zone within the scope of “preferential catalogue of income tax for key industries encouraged to develop in Xinjiang’s difficult areas”, the enterprise income tax shall be exempt for five years from the tax year of the first production and operations income. Khorgos is established in the Horgos Development Zone and its income tax is eligible to be exempt for five years starting from 2019. The rest of the subsidiaries, VIEs and VIEs’ subsidiaries are subject to corporate income tax at the PRC unified rate of 25%.

The provision for income taxes increased by $1.1 million in fiscal 2019 compared to fiscal 2018, which was mainly because the Company realized an income before taxes of approximately $3.2 million compared with a loss before tax of approximately $5.8 million in fiscal 2018. The effective tax rate in fiscal 2019 were approximately negative 13.9%, comparing to the effective tax rate of approximately 11.2% for fiscal year 2018.

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

In the normal course of its business, the Company, in particular including Xibolun Automation and Xibolun Equipment, may be subject to challenges from various PRC taxing authorities regarding the amounts of taxes due. The Company’s management believes the Company has paid or accrued for all taxes owed by the Company. As of December 31, 2019, 2018 and 2017, the Company had accrued total tax liabilities of $10.9 million, $9.1 million and $7.1 million, respectively, related to taxable years since the inception. According to PRC taxation regulation and administrative practice and procedures, the statute of limitation on the tax authority’s audit or examination of previously filed tax returns expires three years from the date they were filed. As of December 31, 2017, the tax payable before adjustment was $12.0 million. The Company obtained a written statement from the local tax authority that no additional taxes are due as of December 31, 2014. Based on these facts, the Company reversed the accrued tax liabilities in the total amount of approximately $5.0 million relating to the tax liabilities accrued for the period prior to January 1, 2015, resulting in the decrease of accrued tax liabilities from approximately $12.0 million to $7.1 million as of December 31, 2017. The Company has not made any additional tax payments since 2015 and will continue to discuss with the local tax authority to try to settle the remaining tax liabilities as soon as practicable, mostly related to its unpaid income tax and business tax, both of which are governed by the local tax authority.

The total amount of unpaid tax liabilities was accrued based on the calculation using the current prevailing tax rates without including potential interest and penalties because management cannot be certain as to how much interest and penalties would be assessed, if any. Those potential interest and penalty liabilities are contingent upon the outcome of tax settlement and management estimates that the potential contingent loss related to potential interest and penalties could be Nil or as high as $2.0 million based on rates stipulated by the tax authority. Due to uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with the interest and penalties on these unpaid tax balances. The final outcome of this tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of the statute status of limitations. As the ongoing settlement discussions continue, management believes that it is more likely than not that the Company will not have to pay any interest and penalties associated with the unpaid taxes.

B.	Liquidity and Capital Resources

Our current cash and cash equivalents primarily consist of cash on hand, which are unrestricted as to withdrawal and use and are deposited with banks in China.

We believe that we can obtain additional loans from banks or private placements of our securities if necessary. We are expecting to generate additional cash flows in the near term from our installation projects and equipment sales, and from our developing new customers, expanding our equipment sales and our sales networks and additional revenues from our new financial services segment. In March 2020, the World Health Organization or WHO declared the coronavirus (“COVID-19”) a pandemic. Our operating results could be negatively impacted by the COVID-19. Due to the uncertainty surrounding the COVID-19 outbreak, the financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time. In assessing our liquidity, we monitor and analyze our cash on-hand and our operating expenditure commitments. Our liquidity needs are to meet our working capital requirements and operating expenses obligations. To date, our management believes that current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months from the date of this prospectus. However, it may need additional cash resources in the future if it experiences changed business conditions or other developments, and may also need additional cash resources in the future if it wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed our amounts of cash on hand, we may seek to issue debt or equity securities or obtain supports from our controlling shareholder. As of December 31, 2019, 2018 and 2017, we had cash and cash equivalents of $3,452,647, $947,588 and $3,220,781, respectively. Subject to the possibility that we may be required to pay some or all of certain taxes due by our company in three to five years by installment, we believe that our current cash, cash flows provided by operating activities and access to help from our related party will be sufficient to meet our working capital needs for at least the next 12 months. In addition, on December 9, 2019, the Group entered into a definitive share purchase agreement with certain investors for a private placement of approximately 1.05 million Class A common shares at $6.21 per share. Due to the business disruptions related to COVID-19, the close of the transaction was deferred and the Group expects to close the private placement prior to the end of April 2020.

Substantially all of our operations are conducted in China and all of our revenues, expense, and cash are denominated in Renminbi (RMB). RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict its ability to convert RMB into U.S. Dollars.

The majority of cash balance reported by us as of the latest balance sheet date, December 31, 2019, is foreign cash (RMB), the amount of foreign cash and cash equivalents and restricted cash we have was approximately $4.4 million.

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. For the years ended December 31, 2019 and 2018, the statutory reserve balance for the Company’s entities established in the PRC was $516,193 and $15,069, respectively. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Under PRC law, RMB is currently convertible into U.S. Dollars under a company’s “current account,” which includes dividends, trade and service-related foreign exchange transactions, without prior approval of the State Administration of Foreign Exchange (SAFE), but is not from a company’s “capital account,” which includes foreign direct investments and loans, without the prior approval of the SAFE.

We have never declared or paid any cash dividends to our shareholders. We did not pay any dividends out of our retained earnings for the years ended December 31, 2019, 2018 and 2017. With respect to retained earnings accrued after such date, our Board of Directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time. Any declaration and payment, as well as the amount, of dividends will be subject to our By-Laws, charter and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

We have limited financial obligations dominated in US dollars, thus the foreign currency restrictions and regulations in the PRC on the dividends distribution will not have a material impact on the liquidity, financial condition and results of operations of the Company.

The following table provides information about our working capital and other factors the Company takes into consideration to measure its liquidity as of December 31, 2019, 2018 and 2017:

Working Capital

	For the years ended December 31,
	2019	2018	2017
Current asset	$43,711,758	$35,274,767	38,580,847
Current liabilities	28,233,265	19,683,974	13,189,549
Working Capital	15,478,493	15,590,793	25,391,298
Contract and accounts receivable turnover in days	523	344	196
Contract and accounts receivable turnover ratio	0.7	1.1	1.9
Inventory turnover in days	9	14	24

Our working capital was approximately $15.5 million as of December 31, 2019, a decrease of approximately $0.1 million from December 31, 2018, mainly due to higher accrued liabilities, increase in the amount due to related party and tax payable balance. Our working capital was approximately $15.6 million as of December 31, 2018, a decrease of approximately $9.8 million from December 31, 2017, mainly due to higher short-term loans, notes payables, accrued liabilities and taxes payable as of December 31, 2018.

As of December 31, 2019 and 2018, our net contract receivable balance was $30,120,533 and $24,669,365, respectively, related to our installation projects. For the year ended December 31, 2019 and 2018, our accounts receivable including contract receivable turnover in days were 523 days and 344 days, respectively. The slow in turnover in 2019 was due to the slow progress in the installation contracts. With the increased collection efforts, we believe we are able to successfully collect the balance.

For the year ended December 31, 2018 and 2017, our accounts receivable including contract receivable turnover in days were 344 days and 196 days, respectively. The slow in turnover in the fiscal 2018 was due to the high margin installation contracts were complicated projects.

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

Cash Flows

The following table provides detailed information about our net cash flows for the year ended December 31, 2019, 2018 and 2017:

	Years ended December 31,
	2019	2018	2017
Net cash (used in) provided by operating activities	$335,233	$(725,080)	$(6,096,784)
Net cash used in investing activities	(1,963,494)	(115,210)	(3,126,777)
Net cash provided by financing activities	3,152,786	730,669	916,640
Effect of exchange rate changes on cash	(184,449)	(94,239)	(292,869)
Net (decrease) increase in cash	$1,340,076	$(203,860)	$(8,599,790)
Cash and restricted cash at beginning of year	3,072,243	3,276,103	11,875,893
Cash and restricted cash at end of year	$4,412,319	$3,072,243	$3,276,103

Operating Activities

Net cash provided by operating activities for fiscal 2019 was approximately $0.3 million, which was primarily attributable to a net income of approximately $2.7 million, adjusted for non-cash items of approximately $2.7 million and adjustments for changes in working capital of approximately negative $5.1 million. The adjustments for changes in working capital mainly included (i) an increase in accounts and contract receivable of $6.9 million, primarily from our recent completed installation projects, (ii) a decrease in prepayment and advances to suppliers of $1.4 million due more utilizations of prepayment and advances in our purchase from suppliers, (iii) a decrease in notes payable of $1.2 million due to repayment, (iv) a decrease in advances from customers of $1.8 million, (iv) an increase in tax payable of $1.9 million due to higher earnings, and (vi) an increase in accrued expenses and other current liabilities of $1.0 million due to more purchase made in 2019.

Net cash used in operating activities for fiscal 2018 was approximately $0.7 million, which was primarily attributable to a net loss of approximately $5.1 million, adjusted for non-cash items of approximately $7.9 million and adjustments for changes in working capital of approximately $(3.5) million. The adjustments for changes in working capital mainly included (i) an increase in accounts and contract receivable of $10.4 million from recent completed installation projects, (ii) an increase in tax payable of $2.7 million, (iii) an increase in notes payable of $2.1 million, and (iv) a decrease in inventory of $1.2 million.

Net cash used in operating activities for fiscal 2017 was approximately $6.1 million, which was primarily attributable to a net income of approximately $7.1 million, adjusted for non-cash items of approximately $1.2 million and adjustments for changes in working capital of approximately $(14.4) million. The adjustments for changes in working capital mainly included (i) an increase in accounts and contract receivable of $3.9 million from recent completed installation projects, (ii) an increase in advance to suppliers and prepayments of $7.1 million to secure the supply and meet the needs of increasing installation services and equipment sales, (iii) a decrease in deferred revenue of $1.1 million, and (iv) a decrease in tax payable around $2.4 million, which was offset by the decrease in inventory of $0.8 million.

Investing Activities

Net cash used in investing activities was approximately $2.0 million for fiscal 2019, including $0.4 million paid for property and equipment purchase, $3.6 million loans to third parties and $2.0 million cash acquired for business combination. Net cash used in investing activities was approximately $0.1 million for fiscal 2018 and $3.1 million for fiscal 2017, nearly all of which was primarily attributable to amounts spent on constructing the Company’s new office and manufacturing facility.

Financing activities

Net cash provided in financing activities was approximately $3.2 million for fiscal 2019. It was primarily attributable to the approximately $3.6 million additional shareholder’s contribution, offset by net loan repayments of approximately $0.8 million during the year.

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

Loan facility

As of December 31, 2019, we had $861,846 in bank loans. These are bank loans maturing in less than one year and must be paid in full upon maturity. We have had good credit relations and believe our current creditors will make additional loans to us, if required, as they have done in the past.

Loans consisted of the following as of December 31, 2019:

Lender	December 31, 2019	Term	Effective Interest Rate
Longwan Rural Commercial Bank Shacheng Branch	$287,282	August 09, 2019 to August 08, 2020	4.50%
Industrial and Commercial Bank of China	574,564	August 15, 2019 to August 15, 2020	4.35%
Total	$861,846

Loans consisted of the following as of December 31, 2018:

Lender	December 31, 2018	Term	Effective Interest Rate
Bank of China Longwan Branch	$202,894	April 13, 2016 to April 14, 2019	5.70%
Bank of China Longwan Branch	186,168	June 8, 2016 to April 14, 2019	5.70%
Industrial and Commercial Bank of China -Wenzhou Branch	727,220	July 17, 2018 to July 17, 2019	6.04%
Longwan Rural Commercial Bank Shacheng Branch	290,888	July 23, 2018 to July 17, 2019	8.71%
Longwan Rural Commercial Bank Shacheng Branch	290,888	July 25, 2018 to July 17, 2019	8.71%
Total	1,698,058

All principal of the above loans as of December 31, 2019 are due upon maturity and interest payments are due on monthly basis. For the loans borrowed from various bank, the outstanding balances were guaranteed by a Company’s executive officer and his immediate family members and unrelated third parties.

Obligations under Material Contracts

The future undiscounted aggregate minimum lease payments under non-cancellable operating leases are as follows as of December 31, 2019:

For the Year Ending December 31,
2020	$275,516
2021	256,505
2022	261,676
2023	225,479
2024	116,886
thereafter	1,557,507
Total undiscounted future minimum lease payments	2,693,569
Less: Amounts representing interest	(735,085)
Total present value of operation lease liabilities	1,958,484
Less: current portion of operating lease liabilities	(188,557)
Non-current portion of operating lease liabilities	$1,769,927

Capital Expenditures

We spent approximately $0.4 million, $0.1 million and $3.1 million on property and equipment purchase in fiscal 2019, 2018 and 2017, respectively. The significant capital expenditure spending in 2017 was for our new building on No. 936, Jinhai 2rd Road, Konggang New Area, Longwan District Wenzhou City, Zhejiang Province, China (C05, Binhai Ind. Park, Dalangqiao Village, Shacheng Town, Longwan District, Wenzhou). The building was completed during the year ended December 31, 2017.

Impact of Inflation

We do not believe the impact of inflation on our Company is material. Our operations are in China and China’s inflation rates have been relatively stable in the last three years: 2.9% in 2019, 2.1% in 2018 and 1.9% in 2017.

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

Regarding sales, export sales only accounted a small portion of our revenues, and most of export sales contracts are not priced in foreign currency because they were sold to foreign companies’ agents in China. Our export sales for the year ended December 31, 2019, 2018 and 2017 accounted for less 1% of total revenue and none of revenue priced in the foreign currency.

We have not and have not had any foreign currency hedge investments, borrowings or other hedging instruments. We manage our price risks through productivity improvements and cost-containment measures.

Critical Accounting Policies

We believe it is helpful to investors to understand the critical accounting policies underlying our consolidated financial statements and the following discussion of our Company’s financial condition and results of operations.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and subsidiaries of the VIEs for which the Company or its subsidiary is the primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of director under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiaries, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiaries are the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, the VIEs and subsidiaries of the VIEs have been eliminated upon consolidation.

Uses of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during each reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include: the allowance for doubtful accounts, the valuation of inventory, realizability of deferred tax assets, costs to complete contracts, estimated useful lives and fair values in connection with the impairment of property and equipment, intangible assets, goodwill and accruals for income tax uncertainties.

Business combinations

The Group accounts for business combinations using the purchase method of accounting in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) topic 805, Business Combinations. The purchase method of accounting requires the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Group acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total acquisition cost, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings as a bargain purchase gain.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period. The fair value of the identifiable assets acquired and liabilities assumed at the acquisition date is based on a valuation performed by an independent valuation firm engaged by the Group.

Revenue recognition

The Group adopted FASB ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018 using the modified retrospective approach. Revenues for the years ended December 31, 2019 and 2018 were presented under ASC 606, and revenues for the year ended December 31, 2017 were not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition. There was no adjustment to the opening balance of retained earnings at January 1, 2018 since there was no significant change to the timing and pattern of revenue recognition upon adoption of ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services.

Under the guidance of ASC 606, the Group is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) the Group satisfies its performance obligation. In determining the transaction price, the Group has included variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur. Revenues are recorded, net of sales related taxes and surcharges.

A.	Equipment and engineering segment revenues

Revenues from the equipment and engineering segment are primarily derived from the following sources:

Sales of products:  The Group recognizes revenue when the products are delivered and control is transferred. The Group generally provides a warranty for a period of 12 months after the customers receive the products. The Group determines that such product warranty is not a separate performance obligation because the nature of warranty is to provide assurance that a product will function as expected and in accordance with the customer’s specifications and the Group does not sell the warranty separately. From its past experience, the Group has not experienced any material warranty costs and, therefore, the Group does not believe an accrual for warranty cost is necessary for the years ended December 31, 2019, 2018 and 2017. The Group’s sales revenue consists of the invoiced value of goods, net of value-added tax (“VAT”).

Installation contracts: The Group recognizes revenue associated with these contracts over time as services are performed and the transfer of control occurs, based on a percentage-of-completion method using cost-to-cost input methods as a measure of progress. When the percentage-of-completion method is used, the Company estimates the costs to complete individual contracts and records as revenue that portion of the total contract price that is considered complete based on the relationship of costs incurred to date to total anticipated costs (the cost-to-cost approach).

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

The Group sometimes enters into installation service contracts in connection with product sales. The manufacture of fluid equipment control systems comprises two stages: (a) manufacture; and (b) installation. The Group always enters into separate product and installation contracts with the customer as the customer has the choice to use its own staff or external contractors to install the products based on product installation manuals provided by the Group when the products are delivered. The Group usually sells the product on a standalone basis and also is engaged by customers to install the systems they purchase from other suppliers. It is the Group’s policy to sell its products at the set prices regardless of whether the customer separately enters into an installation contract with the Company. The Company always prices its installation services at market competitive rates regardless of whether the installation service relates to its own products or standalone installation services. Therefore, the Group determined there are two separate performance obligations, and recognizes product sales and installation revenue separately.

B.	Financial services

Underwriting related advisory fees: The Group earns one-time advisory fees from its services provided to underwriters, financial institutions or underlying corporate issuers for offerings on PRC provincial or national asset exchanges or other designated markets. The Group enters into one-time advisory fee agreements with underwriters, financial institutions and issuers, which specifies the key terms and conditions of the arrangement. Such agreements generally do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. The Group earns a one-time advisory fee from its clients upon offerings on the PRC provincial or national asset exchanges or other designated markets. Revenue is calculated as a fixed charge rate with the amount of the offering (prorated by the period length). The Group believes such arrangement represents a performance obligation and is satisfied at point of time, therefore, the underwriting related advisory fees are recognized as revenue upon the closing of the offerings.

Recurring service fees: The Group also provides ongoing user management services to small and medium commercial banks and financial institutions in distributing and sourcing funds for their direct banking and other financial products in exchange for a recurring service fee. Recurring service agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. Recurring service fees are calculated as a fixed percentage of the qualified investments made by users during the contractual investment period of the direct banking and other financial products. Payment of recurring service fees by commercial banks and financial institutions are normally on a regular basis (typically quarterly or annually). The Group believes such arrangement requires the Group to provide ongoing user management services, which represents a performance obligation that the Group satisfies over time. Therefore, the recurring service revenue is recognized over the contract term.

Practical expedient

The Group has applied the practical expedient for certain revenue streams to exclude the value of remaining performance obligations for (i) contracts with an original expected term of one year or less or (ii) contracts for which the Group recognizes revenue in proportion to the amount the Group has the right to invoice for services performed.

Accounts and Contract Receivables

Accounts and contract receivables from equipment sales, installation services and financial services are stated at net realizable value. An allowance for doubtful accounts is established based on the management’s assessment of the recoverability of accounts and other receivables. Judgment is required in assessing the realizability of these receivables, including the current credit worthiness of each customer and the related aging analysis. An allowance is provided for accounts when management has determined that the likelihood of collection is doubtful. The Group writes off accounts and contract receivables against the allowance when a balance is determined to be uncollectible.

Retainage receivables

Retainage receivables represent the amount retained by the Group’s customers to ensure the quality of the installation services and any possible follow-up maintenance related to the installation. If there is no dispute regarding the quality of the installation project during the year, such retainage receivable will be paid by the Group’s customer based on contractual term, which is typically from one year to five years. Management regularly reviews the aging of retainage receivables and changes in payment trends and records an allowance when management believes collection of amounts due are at risk.

Inventories

Inventories are stated at the lower of cost or market value. Inventories consist of raw materials, finished goods, working in process, low value consumables, and installation projects in process that had not been completed. Provision is made for slow moving, obsolete or unusable inventory.

Income taxes

The Group’s subsidiaries in China are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC and Hong Kong for the years ended December 31, 2019, 2018 and 2017. The Group accounts for income tax under the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the differences between financial statement carrying amounts of assets and liabilities versus the tax basis of assets and liabilities. Deferred tax assets are also provided for carryforward losses which can be used to offset future taxable income. Deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. A valuation allowance is established against net deferred tax assets when it is more likely than not that some portion or all of the net deferred tax asset will not be realized. The Group recorded a valuation allowance of $1,341,877 to reduce the amount of deferred tax assets as of December 31, 2019, and considered no valuation allowance is necessary as of December 31, 2018 and 2017.

The Group continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties relating to income taxes have been incurred during the years ended December 31, 2019, 2018 and 2017. As of December 31, 2019, the tax years ended December 31, 2017 through December 31, 2019 for the Group’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Under the Provisional Regulations of the PRC Concerning Income Tax on Enterprises promulgated by the PRC, income tax is payable by enterprises at a rate of 25% of their taxable income. The Group believes that it has provided the best estimates of its accrued tax liabilities because those accruals are based on the prevailing tax rates stipulated by the laws.

C.	Research and development, patents and licenses

Research and Development

For the years ended December 31, 2019, 2018 and 2017, we spent $492,696, $358,411 and $508,282, respectively, on R&D. We anticipate that we will focus our research and development efforts on improving existing products and developing new technology in the coming years.

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

There were no off-balance sheet arrangements as of December 31, 2019, December 31, 2018 and December 31, 2017 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payment Due by Period
		Less than	1 – 3	3 – 5	More than
Contractual Obligations	Total	1 year	years	years	5 years
Bank loans	$861,846	$861,846	$-	$-	$-
Operating lease arrangement	2,693,569	275,516	518,181	342,365	1,557,507
Financing lease arrangement	211,300	156,574	54,726	-	-
Total	$3,766,715	$1,293,936	$572,907	$342,365	$1,557,507

G.	Safe Harbor

See “SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS.”

Item 6.	Directors, Senior Management and Employees

A.	Directors and Management

The following table provides information regarding our executive officers and directors:

Name	Age	Position(s)
Anyuan Sun	42	Chief Executive Officer and Chairman of Board
Xiaoliang Xue	34	Chief Technical Officer
Changjuan Liang	37	Chief Financial Officer
Xiao Jin	55	Financial Controller
Zuoqiao Sun Zhang	65	Director
Lingmin Sun	36	Director
Xuesong Liu	46	Independent Director
Hua Zhang	54	Independent Director
Xianpang Hu	51	Independent Director
Haiying Xiang	37	Independent Director

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

Changjuan Liang. Ms. Liang has been our Chief Financial Officer since August 2019. Ms. Liang has served as Chief Financial Officer of Fintech (Shanghai) Investment Holding Co., Ltd. since May 2019. From August 2018 through April 2019, Ms. Liang was a senior financial manager for Shanghai NiSun Enterprise Management Group Co., Ltd., a PRC company controlled by Bodang Liu, the largest shareholder of our Company. From October 2010 through August 2017, Ms. Liang was a Financial Officer of Chubutsu Precise Electronic Company Limited, a PRC company engaged in the air conditioning industry. Ms. Liang obtained her bachelor’s degree in Accounting from China Central Radio and TV University in January 2010.

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

During fiscal 2019, 2018 and 2017, no employee members of our Board of Directors received compensation in their capacity as directors.

During the year ended December 31, 2019, we paid each of our four independent directors an annual director fee of $10,000. We also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In addition, we may provide incentive grants of stock, options or other securities convertible into or exchangeable for, our securities. Prior to our initial public offering, we did not pay any non-employee directors because we did not have any non-employee directors.

Executive Compensation

We have a compensation committee approving our salary and benefit policies. Our compensation committee determines the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers’ to our success. Each of the named officers will be measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. The board of directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The board of directors has oversight of executive compensation plans, policies and programs.

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the year ended December 31, 2019, 2018, and 2017.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Anyuan Sun	2019	60,000	0	0	0	60,000
Chief Executive Officer	2018	60,000	0	0	0	60,000
	2017	60,000	0	0	0	60,000

Steven Fu (1)	2019	-				-
Former Chief Financial Officer	2018	45,000	0	0	0	45,000
	2017	45,000	0	0	0	45,000

Changjuan Liang (2)	2019	48,068	0	0	0	48,068
Current Chief Financial Officer	2018	-	-	-	-
	2017	-	-	-	-

Xiaoliang Xue	2019	30,000	0	0	0	30,000
Chief Technical Officer	2018	30,000	0	0	0	30,000
	2017	30,000	0	0	0	30,000

(1)	Steven Fu resigned as the Chief Financial Officer, effective on August 8, 2019.
(2)	Changjuan Liang was appointed as the succeeding Chief Financial Officer, effective on August 8, 2019.

Equity-Based Compensation

In addition to base salary, we also offer certain equity-based incentive compensation awards to employees, directors or consultants. Our existing stock-based incentive compensation plan, the 2019 One Million Share Incentive Plan, was approved by our Board of Directors on November 20, 2019 and ratified by shareholders on December 20, 2019. This plan serves as the primary vehicle by which we offer long-term incentives and rewards to our executive officers and key employees. We regard the 2019 stock incentive plan as a key retention tool. Retention serves as an important factor in our determination of the type of award to grant and the number of underlying shares that are granted in connection with that award.

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

Anyuan Sun

We entered an employment agreement with our Chief Executive Officer, Mr. Sun, effective as of January 1, 2012 and running through December 31, 2014 that provided a salary of approximately $2,522 per month. We renewed the employment agreement a few times and the current employment agreement provided an annual salary of $60,000.

Changjuan Liang

We entered an employment agreement with our Chief Financial Officer, Mr. Changjuan Liang, effective as of August 8, 2019 and running through July 31, 2022 that provide an annual salary of $48,468.

Xiaoliang Xue

We entered an employment agreement with Chief Technical Officer, Mr. Xiaoliang Xue, effective as of January 1, 2012 and running through December 31, 2014 at the salary of approximately $1,513 per month. We renewed the employment agreement a few times and the current agreement provided an annual salary of $30,000.

Xiao Jin

We entered an employment agreement with our Financial Controller, Mr. Xiao Jin, effective as of January 16, 2014 and running through January 15, 2017 with a salary of approximately $1,135 per month. We renewed the employment agreement a few times and the current agreement provided a salary of approximately $3,591 per month.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information with respect to beneficial ownership of our common shares as of April 24, 2020 by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding common shares;

●	Each of our director, director nominees and named executive officers; and

●	All directors and named executive officers as a group.

The number and percentage of Common Shares beneficially owned are based on 16,569,577 Common Shares issued as of April 24, 2020 (the Company has 17,710,471 common shares outstanding if including 1,440,894 common shares to be issued to the original shareholders of Hengpu as a purchase consideration in connection with the Hengpu Acquisition). Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or greater of our Common Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Common Shares beneficially owned by a person listed below and the percentage ownership of such person, Common Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of April 24, 2020 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Common Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of Hebron Technology Co., Ltd., No. 936, Jinhai 2nd Road, Konggang New Area, Longwan District, Wenzhou City, Zhejiang Province, People’s Republic of China. As of April 23, 2020, we had 100 shareholders of record.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)	Percentage Ownership	Percentage Voting Power(2)
Directors and Named Executive Officers:
Anyuan Sun, Chief Executive Officer and Chairman(3)	-	-	-
Xiaoliang Xue, Chief Technical Officer	-	-	-
Changjuan Liang, Chief Financial Officer(4)	100,000	*	*
Xiao Jin, Financial Controller	-	-	-
Zuoqiao Sun Zhang, Director(5)	-	-	-
Lingmin Sun, Director	-	-	-
Xuesong Liu, Director	-	-	-
Hua Zhang, Director	-	-	-
Haiying Xiang, Director	-	-	-
Xianpang Hu, Director	-	-	-
All directors and executive officers as a group (10 persons)	100,000	*	*
5% Beneficial Owners:
NiSun International Enterprise Management Group Co., Ltd.(6)	7,778,400	46.94%	46.94%
Yung Kong Chin(7)	1,200,000	7.24%	7.24%

*	Less than 1% of our outstanding shares.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Common Shares. All shares represent only Common Shares held by shareholders as no options are issued or outstanding.

(2)	Class A Common Shares have one vote per share. Prior to a share purchase transaction consummated in July 2019, our issued and outstanding shares consisted of Class A common shares and Class B common shares. Class B Common Shares had five votes per share. In a share purchase transaction consummated in July 2019, NiSun International Enterprise Management Group Co., Ltd. acquired all of Class B Common Shares previously held by Zuoqiao Sun Zhang and Wise Metro Development Co., Ltd., respectively, and all of the Class B Common Shares were automatically converted into Class A Common Shares upon the share transfers. See notes 3 and 5 below.

(3)	Mr. Anyuan Sun previously beneficially owned: (a) the 1,800,000 Class B Common Shares held by Wise Metro Development Co., Ltd., and (b) the 5,978,400 Class B Common Shares held by Mr. Zuoqiao Sun Zhang. In a share purchase transaction consummated in July 2019, all of such 7,778,400 Class B Common Shares beneficially owned by Mr. Sun were acquired by NiSun International Enterprise Management Group Co., Ltd., a Cayman Islands company, and automatically converted into Class A Common Shares upon the transfers.

(4)	Consists of 100,000 Class A Common Shares granted under the restricted stock award on April 6, 2020 pursuant to the Company’s 2019 One Million Share Incentive Plan.
(5)	Mr. Zuoqiao Sun Zhang, father of Mr. Anyuan Sun, previously nominally held 5,978,400 Class B Common Shares of the Company for Mr. Anyuan Sun and did not, directly or indirectly, exercise or share voting or investment power of any shares held by him. In a share purchase transaction consummated in July 2019, all of such shares were transferred to NiSun International Enterprise Management Group Co., Ltd. and automatically converted into Class A Common Shares upon the transfer.

(6)	NiSun International Enterprise Management Group Co., Ltd., a Cayman Islands company, holding 7,778,400 Class A Common Shares of the Company, is solely owned by Mr. Bodang Liu, who may be deemed to have the voting and dispositive power of such shares.

(7)	Mr. Yung Kong Chin owns 90% of Paces Battle Group, Inc., a capital broker/dealer, through Westwind LLC owned by him. He is not a FINRA registered person, and has no role in the operations of Paces Battle Group.

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

There are no other related party transactions for the year ended December 31, 2019, 2018 and 2017, except the transactions mentioned below.

Starting on July 12, 2019, we rented office from NiSun Shanghai and incurred $63,749 rent expense for the year ended December 31, 2019. The annual rent from NiSun Shanghai is approximately $113,200.

As of December 31, 2019, we had due to related party balance of $7,345,399 due to Mr. Bodang Liu, our largest shareholder, of which, $7 million was related to purchase price payable for acquisition of NiSun BVI. The due to related party balance was non-interest bearing and due on demand. There was nil balance due to related party as of December 31, 2018 and 2017.

From time to time, our chief executive office and his immediate family members jointly provided guarantees or personal assets as collateral to our loan agreements, trade financing agreements, letters of guarantee, funding agreements and other credit agreements with commercial banks. For the years ended December 31, 2019, 2018 and 2017, the outstanding bank loan balance amounted to $861,846, $1,698,058 and $872,852, respectively, were guaranteed by the Group’s chief executive officer and his immediate family members.

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

A.	Consolidated Statements and Other Financial Information

Please refer to Item 18.

We incorporate by reference in the Registration Statement on Form F-3 (File No. 333- 222995) our consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2019, which appears in this Annual Report on Form 20-F.

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

Our common shares (or Class A common shares since March 19, 2018) have been listed and traded on the Nasdaq Capital Market since December 27, 2016 under the symbol “HEBT.”

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

The information required by this item is incorporated by reference to the material headed “Description of Share Capital” in our Registration Statement on Form F-1, File no. 333-208583, filed with the SEC on July 13, 2016, as amended. We incorporate by reference into this annual report our Third Amended and Restated Memorandum and Articles of Association filed as Exhibit 1.6 to our annual report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2018.

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

Generally

HEBT and Nisun BVI are a tax-exempt companies incorporated in the British Virgin Islands. HK Xibolun and Nisun HK are subject to Hong Kong profits tax rate. The rest of the Company’s subsidiaries and VIEs and VIEs’ subsidiaries in PRC are governed by PRC laws.

Our company pays PRC enterprise income taxes, value added taxes and business taxes in China for revenues from our subsidiaries, VIEs and VIEs’ subsidiaries (The business tax has been incorporated into VAT since May 1, 2016.).

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

Xibolun Automation and Hengpu are recognized as a High-technology Company by the Chinese government and is subject to a favorable income tax rate of 15%. Both Xibolun Automation and Hengpen’s High-technology certificates are valid for three years starting from November 2018 and subject to renewal. In accordance with the implementation rules of the Income Tax Law of the PRC, for the enterprises newly established in the Horgos Development Zone within the scope of "preferential catalogue of income tax for key industries encouraged to develop in Xinjiang's difficult areas", the enterprise income tax shall be exempt for five years from the tax year of the first production and operations income. Khorgos is established in the Horgos Development Zone and its income tax is eligible to be exempt for five years starting from 2019. The rest of the Company’s subsidiaries, VIEs and VIEs’ subsidiaries are subject to corporate income tax at the PRC unified rate of 25%.

Under the EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will normally be subject to the enterprise income tax at the rate of 25% on its global income. If the PRC tax authorities subsequently determine that we, HK Xibolun and NiSun HK or any future non-PRC subsidiary should be classified as a PRC resident enterprise, then such entity’s global income will be subject to PRC income tax at a tax rate of 25%. In addition, under the EIT Law, payments from our subsidiaries and VIEs in PRC to us may be subject to a withholding tax. The EIT Law currently provides for a withholding tax rate of 20%. If HEBT or HK Xibolun or NiSun HK is deemed to be a non-resident enterprise, then it will be subject to a withholding tax at the rate of 10% on any dividends paid by its Chinese subsidiaries to such entity. In practice, the tax authorities typically impose the withholding tax rate of 10% rate, as prescribed in the implementation regulations; however, there can be no guarantee that this practice will continue as more guidance is provided by relevant government authorities. We are actively monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

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

PRC Value Added Tax

Pursuant to the Provisional Regulation of China on Value Added Tax and its implementing rules, issued in December 1993, all entities and individuals that are engaged in the businesses of sales of goods, provision of services and importation of goods into China are generally subject to a VAT at a rate ranging from 6% to 13% of the gross sales proceeds received, less any VAT already paid or borne by the taxpayer on the goods or services purchased by it and utilized in the production of goods or provisions of services that have generated the gross sales proceeds.

PRC Business Tax

Companies in China are generally subject to business tax and related surcharges by various local tax authorities at rates ranging from 3% to 20% on revenue generated from providing services and revenue generated from the transfer of intangibles. However, since May 1, 2016, the Business Tax has been incorporated into Value Added Tax in China, which means there will be no more Business Tax and accordingly some business operations previously taxed in the name of Business Tax will be taxed in the manner of VAT thereafter. In general, this newly implemented policy is intended to relieve many companies from heavy taxes under currently slowing down economy. In the case of Hebron’s Chinese subsidiaries, even though the VAT rate ranges from 6% to 13%, with the deductibles the company may get in the business process, it will bear less burden than previous Business Tax.

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

Based on the market price of our common shares, the value of our assets and the composition of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2019, December 31, 2018 or December 31, 2017. However, given the factual nature of the analyses and the lack of guidance, no assurance can be given. We do not expect to be a PFIC for our taxable year ending December 31, 2019. However, because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year, our actual PFIC status will not be determinable until the close of the taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year.

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

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, the RMB has not been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar or the Euro in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in RMB exchange rate and lessen intervention in the foreign exchange market. The RMB depreciated approximately 2% in 2019.

Interest Rate Risk

Our interest rate risk arises from short and long-term borrowings. As of December 31, 2019 and 2018, we had no borrowings with variable rates and we were not exposed to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk.

As of December 31, 2019 and 2018, we had no long-term interest-bearing assets or long-term interest-bearing liabilities.

Credit Risk

Our cash is invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, contracts receivable, accounts receivable and retainage receivables. As of December 31, 2019 and 2018, $4,412,319 and $3,072,243 of the Group’s cash and cash equivalents and restricted cash was on deposit at financial institutions in the PRC, which the management believes are of high credit quality. In May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash and short-term investments are financially sound based on public available information.

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

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

Use of Proceeds

Not applicable as we disclosed application of all the offering proceeds in our Annual Report on Form 20-F, File 001-37829, filed with the SEC on May 15, 2019.

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

As of December 31, 2019, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2019, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. In making its assessment, management used the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control:,(i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of December 31, 2019, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

●	The Company does not have adequate internal accounting personnel with sufficient knowledge of the US GAAP and SEC reporting standards, which could lead to material misstatements being undetected in a timely manner.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

The following changes in our internal controls over financial reporting occurred during the twelve months ended December 31, 2019 and have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting:

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

Wei, Wei & Co., LLP was appointed by the Company on February 26, 2019 to serve as its independent registered public accounting firm for the year ended December 31, 2018 and re-appointed to serve for the year ended December 31, 2019. The Company’s previous independent auditors, Friedman LLP (“Friedman”), was dismissed on February 26, 2019. During the years ended December 31, 2017 and 2016 through the dismissal of Friedman on February 26, 2019, there were no disagreements between the Company and Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Friedman, would have caused it to make reference to the subject matter of the disagreements in connection with its report on the Company’s consolidated financial statements for such periods. In addition, Friedman’s reports on the financial statements for the years of 2017 and 2016 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During 2017 and 2016 through the dismissal of Friedman on February 26, 2019, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

Audit services provided by Wei, Wei & Co., LLP for the years of 2019 and 2018 included the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

Wei, Wei & Co., LLP’s fees for the annual audit of our financial statements and review of the financial statements for fiscal 2019 was $275,000.

Wei, Wei & Co., LLP’s fees for the annual audit of our financial statements and review of the financial statements for fiscal 2018 were $180,000.

Audit-Related Fees

The Company has not paid Wei, Wei & Co., LLP for audit-related services in fiscal 2019 and 2018.

Tax Fees

The Company has not paid Wei, Wei & Co., LLP for tax services in fiscal 2019 and 2018.

All Other Fees

The Company has not paid Wei, Wei & Co., LLP for any other services in fiscal 2019 and 2018.

Audit Committee Pre-Approval Policies

Before Wei, Wei & Co., LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Wei, Wei & Co., LLP have been so approved.

Percentage of Hours

All hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2019 were attributed to work performed by Wei, Wei & Co., LLP’s full-time permanent employees.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2019.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits

Exhibit No.	Description of Exhibit

1.1(1)	Articles of Association of Hebron Technology Co., Ltd.

1.2(2)	First Amended and Restated Articles of Association of Hebron Technology Co., Ltd.

1.3(1)	Memorandum of Association of Hebron Technology Co., Ltd.

1.4(1)	First Amended and Restated Memorandum of Association of Hebron Technology Co., Ltd.

1.5(2)	Second Amended and Restated Memorandum of Association of Hebron Technology Co., Ltd.

1.6(5)	Third Amended and Restated Memorandum of Association of Hebron Technology Co., Ltd.

2.1(6)	Registrant’s Form of Class A common share Certificate

2.2(6)	Registrant’s Form of Class B common share Certificate

4.1	Share Purchase Agreement dated April 16, 2019 among Hebron Technology Co., Ltd., Wise Metro Development Co., Ltd., Zuoqiao Sun Zhang, and NiSun International Enterprise Management Group Co., Ltd. (Cayman) (incorporated by reference to Exhibit 99.2 to Form 6-K filed with the Commission on June 4, 2019)

4.2(7)	English Translation of Office Lease dated April 25, 2019 between Shanghai Ningsheng Enterprise Management Group Co., Ltd. and Fintech (Shanghai) Digital Technology Co., Ltd.

4.3(7)	Trademarks, Technologies & Management and Consulting Services Agreement dated May 17, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Fintech (Shanghai) Digital Technology Co., Ltd., Shanghai Ningsheng Enterprise Management Group Co., Ltd. and Peng Jiang

4.4(7)	Equity Interest Pledge Agreement dated May 17, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Fintech (Shanghai) Digital Technology Co., Ltd., Shanghai Ningsheng Enterprise Management Group Co., Ltd. and Peng Jiang

4.5(7)	Equity Interest Holders’ Voting Rights Proxy Agreement dated May 17, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Shanghai Ningsheng Enterprise Management Group Co., Ltd. and Peng Jiang

4.6(7)	Exclusive Right and Option to Purchase Agreement dated May 17, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Fintech (Shanghai) Digital Technology Co., Ltd., Shanghai Ningsheng Enterprise Management Group Co., Ltd. and Peng Jiang

4.7	Form of Call Option Agreement (incorporated by reference to Exhibit 99.4 to Form 6-K filed with the Commission on June 4, 2019)

4.8(7)	Share Purchase Agreement dated July 12, 2019 between Hebron Technology Co., Ltd. and Bodang Liu

4.9	Employment Contract dated August 8, 2019 between Hebron Technology Co. Ltd. and Changjuan Liang (incorporated by reference to Exhibit 10.1 to Form 6-K filed with the Commission on August 13, 2019)

4.10(7)

English Translation of Cooperation Contract dated November 8, 2019 between NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd. and Tai'an Keyuan Basic Industry Investment and Construction Co., Ltd.

4.11	2019 One Million Share Incentive Plan (incorporated by reference to Exhibit 99.1 to Form 6-K filed with the Commission on November 20, 2019)

4.12(7)	Share Purchase Agreement dated December 6, 2019 among Hebron Technology Co., Ltd., Jupiter Trading Co., Ltd (BVI) and Loong Fang Trading Co., Ltd (BVI)

4.13(7)	Share Exchange Agreement dated December 15, 2019 among Hebron Technology Co., Ltd., Beijing Hengtai Puhui Information Service Co. Ltd, Guoya Asset Management Co. Ltd. (BVI) and HongKong D&L Technology Co., Limited

4.14(7)	Trademarks, Technologies & Management and Consulting Services Agreement dated December 31, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Beijing Hengtai Puhui Information Service Co. Ltd and Guoya Asset Management (Shenzhen) Co. Ltd.

4.15(7)	Equity Interest Pledge Agreement dated Equity Interest Pledge Agreement dated December 31, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Beijing Hengtai Puhui Information Service Co. Ltd and Guoya Asset Management (Shenzhen) Co. Ltd.

4.16(7)	Equity Interest Holders’ Voting Rights Proxy Agreement dated December 31, 2019 between NingChen (Shanghai) Enterprise Management Group Co., Ltd. and Guoya Asset Management (Shenzhen) Co. Ltd.

4.17(7)	Exclusive Right and Option to Purchase Agreement dated December 31, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Beijing Hengtai Puhui Information Service Co. Ltd and Guoya Asset Management (Shenzhen) Co. Ltd.

4.18(7)

First Amendment to Share Exchange Agreement dated April 8, 2020 among Hebron Technology Co., Ltd., Beijing Hengtai Puhui Information Service Co. Ltd, Guoya Asset Management Co. Ltd. (BVI) and HongKong D&L Technology Co., Limited

8.1(7)	List of Subsidiaries of the Registrant

11.1(4)	Code of Business Conduct and Ethics

12.1(7)	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2(7)	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1(7)	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2(7)	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1(7)	Consent Letter of Wei, Wei & Co., LLP

99.1(7)	Press release dated April 24, 2020 titled “Hebron Technology Co., Ltd. Reports Fiscal Year 2019 Financial Results”

101.INS(7)	XBRL Instance Document.

101.SCH(7)	XBRL Taxonomy Extension Schema Document.

101.CAL(7)	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF(7)	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB(7)	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE(7)	XBRL Taxonomy Extension Presentation Linkbase Document.

(1)	Incorporated by reference to Form F-1 filed on April 29, 2016 (Accession No.: 0001144204-16-097715)

(2)	Incorporated by reference to Form F-1 filed on June 13, 2016 (Accession No.: 0001144204-16-107930)

(3)	Incorporated by reference to Form F-1 filed on December 16, 2015 (Accession No.: 0001144204-15-071344)

(4)	Incorporated by reference to Form 20-F filed on April 11, 2017 (File No.: 001-37829)

(5)	Incorporated by reference to Form 6-K filed on March 9, 2018 (File No.: 001-37829)

(6)	Incorporated by reference to Form 20-F filed on April 26, 2018 (File No.: 001-37829)

(7)	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Hebron Technology Co., Ltd.

	By:	/s/ Anyuan Sun
		Name:	Anyuan Sun
		Title:	Chief Executive Officer

Date: April 24, 2020

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Hebron Technology Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hebron Technology Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations and other comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Wei, Wei & Co., LLP

We have served as the Company’s auditor since 2019.

Flushing, New York

April 24, 2020

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Stated In U.S. Dollars)

	December 31, 2019	December 31, 2018
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,452,647	$947,588
Restricted cash	959,672	2,124,655
Contracts receivable, net	30,120,533	24,669,365
Accounts receivable, net	3,024,531	2,655,845
Bank acceptance notes receivable	22,660	81,611
Inventories	635,989	365,480
Prepayments and advances to suppliers, net	2,526,056	3,568,003
Other receivables, net	516,607	767,681
Loans to third parties-current portion	2,434,715	-
Prepaid expenses and other current assets	18,348	94,539
TOTAL CURRENT ASSETS	43,711,758	35,274,767

NON-CURRENT ASSETS:
Property and equipment at cost, net	11,889,373	12,515,894
Intangible assets, net	5,124,264	969,339
Retainage receivables, net	2,408,070	3,146,986
Right of use assets	1,915,577	-
Rent and other deposits	85,999	43,633
Loans to third parties – long term portion	2,872,820	-
Long term investments	3,708,359	3,054,090
Goodwill	11,074,864	-
Deferred tax assets	2,008,173	1,648,967
TOTAL ASSETS	$84,799,257	$56,653,676

LIABILITIES
CURRENT LIABILITIES:
Short-term loans	$861,846	$1,698,058
Bank acceptance notes Payable	929,148	2,117,382
Accounts payable	2,386,061	1,361,687
Accrued expenses and other current liabilities	3,725,149	2,112,472
Operating lease liabilities	188,557	-
Loan payable - current	156,574	177,291
Advances from customers	1,311,004	3,131,338
Tax payable	10,915,483	9,085,746
Due to related party	7,759,443	-
TOTAL CURRENT LIABILITIES	28,233,265	19,683,974

Loan payable – long-term	54,726	212,351
Operating lease liabilities – long term	1,769,927	-
Deferred tax liabilities	805,826	-
TOTAL LIABILITIES	30,863,744	19,896.325
Commitments and contingencies
EQUITY:
Class A common stock, $0.001 par value, 40,000,000 shares authorized, 17,710,471 and 8,491,177 shares issued and outstanding as of December 31, 2019 and 2018 respectively.	17,710	8,491
Class B common stock, $0.001 par value, 10,000,000 shares authorized, nil and 7,778,400 shares issued and outstanding as of December 31, 2019 and 2018 respectively.	-	7,778
Additional paid-in capital	28,369,076	13,361,447
Retained earnings	27,472,766	24,732,776
Accumulated other comprehensive income (loss)	(1,914,232)	(1,353,141)
TOTAL SHAREHOLDERS’ EQUITY	53,945,320	36,757,351
Non-controlling interests	(9,807)	-
TOTAL EQUITY	53,935,513	36,757,351

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$84,799,257	$56,653,676

The accompanying notes are an integral part of these consolidated financial statements.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS)

	For the Years Ended December 31,
	2019	2018	2017
REVENUE:
Installation service	$10,490,191	$17,297,212	$23,748,141
Fluid equipment sales	8,087,399	7,992,848	5,452,304
Financial services	2,525,524	-	-
	21,103,114	25,290,060	29,200,445
COST OF REVENUE
Cost of revenue	12,882,094	17,458,252	18,080,777
Business and sales related taxes	164,399	253,856	675,507
GROSS PROFIT	8,056,621	7,577,952	10,444,161

OPERATING EXPENSES:

General and administrative	2,566,831	3,298,188	3,683,594
Selling and marketing	985,252	1,337,321	2,187,253
Bad debt	2,079,837	7,913,442	187,715
Research and development	492,696	358,411	508,282
Total operating expenses	6,124,616	12,907,362	6,566,844
INCOME (LOSS) FROM OPERATIONS	1,932,005	(5,329,410)	3,877,317

OTHER INCOME (EXPENSE):
Other income, net	1,255,149	(426,585)	377,174
Interest expense	(158,119)	(208,306)	(56,953)
Income from investments	153,554	168,534	-
Total other income (expense), net	1,250,584	(466,357)	320,221

INCOME (LOSS) BEFORE INCOME TAXES	3,182,589	(5,795,767)	4,197,538
PROVISION (BENEFIT) FOR INCOME TAXES	442,599	(651,052)	(2,938,849)

NET INCOME(LOSS)	2,739,990	(5,144,715)	7,136,387
Net income (loss) attributable to non-controlling interests	-	-	-
NET INCOME (LOSS) ATTRIBUTABLE TO SHAREHOLDERS	2,739,990	(5,144,715)	7,136,387

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation (loss) income	(561,091)	(1,755,528)	2,249,081
COMPREHENSIVE INCOME (LOSS)	2,178,899	$(6,900,243)	9,385,468
Total comprehensive loss attributable to non-controlling interests	-	-	-
TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO SHAREHOLDERS	$2,178,899	$(6,900,243)	$9,385,468

Basic and diluted earnings (loss) per common share	$0.17	$(0.33)	$0.49

Weighted average number of shares outstanding-basic and diluted	16,269,577	15,760,633	14,695,347

The accompanying notes are an integral part of these consolidated financial statements.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Class A Common Stock		Class B Common Stock		Additional paid in	Retained	Accumulated Other Comprehensive	Non-controlling
	Shares	Amount	Shares	Amount	capital	Earnings	Income (Loss)	Interests	Total
Balance at January 1, 2017	6,916,947	$6,917	7,778,400	$7,778	$10,237,965	$22,741,104	$(1,846,694)	-	$31,147,070
Net income	-		-	-	-	7,136,687	-	-	7,136,387
Foreign currency translation gain	-	-	-	-	-	-	2,249,081	-	2,249,081
Balance at December 31, 2017	6,916,947	6,917	7,778,400	7,778	10,237,965	29,877,491	402,387	-	40,532,538

Net (loss)	-	-	-	-	-	(5,144,715)	-	-	(5,144,715)
Foreign currency translation loss	-	-	-	-	-	-	(1,755,528)	-	(1,755,528)
Issuance of class A common stock for consulting services	131,452	131	-	-	239,369	-	-	-	239,500
Issuance of common stock for equity investment	1,442,778	1,443	-	-	2,884,113	-	-	-	2,885,556
Balance at December 31, 2018	8,491,177	8,491	7,778,400	7,778	13,361,447	24,732,776	(1,353,141)	-	36,757,351

Net income	-	-	-	-	-	2,739,990	-	-	2,739,990
Foreign currency translation loss	-	-	-	-	-	-	(561,091)	-	(561,091)
Capital contribution by shareholder	-	-	-	-	3,582,781	-	-	-	3,582,781
Shares to be issued for acquisition	1,440,894	1,441	-	-	11,424,848	-	-	-	11,426,289
Non-controlling interests arising from business combination	-	-	-	-	-	-	-	(9,807)	(9,807)
Reclassification of common stock	7,778,400	7,778	(7,778,400)	(7,778)	-	-	-	-	-
Balance at December 31, 2019	17,710,471	$17,710	-	$-	$28,369,076	$27,472,766	$(1,914,232)	(9,807)	$53,935,513

The accompanying notes are an integral part of these consolidated financial statements.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated In U.S. Dollars)

	For the Years Ended December 31,
	2019	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$2,739,990	$(5,144,715)	$7,136,387
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,225,977	1,195,161	939,995
Loss on disposition of property and equipment	-	283,487	12,179
Deferred tax (benefit) expense	(418,131)	(1,471,938)	11,526
Equity investment income	(153,554)	(168,534)	-
Bad debt expense	2,079,837	7,913,442	187,715
Changes in operating assets and liabilities:
Contracts receivable	(5,801,693)	(8,850,502)	(2,992,867)
Accounts receivable	(1,141,352)	(1,383,452)	(950,850
Bank acceptance notes receivable	58,390	593,674	(378,205)
Retainage receivables	(489,283)	(748,903)	(80,360)
Prepayment and advances to suppliers	1,392,426	93,149	(7,127,018)
Inventories	(277,176)	1,177,956	788,000
Other receivables	341,339	(598,764)	(156,074)
Accounts payable	822,461	146,546	26,450
Bank acceptance notes Payable	(1,171,013)	2,148,292	53,272
Advances from customers	(1,828,259)	429,217	(370,964)
Deferred revenue	-	-	(1,071,355)
Taxes payable	1,933,516	2,770,253	(2,365,120)
Accrued expenses and other current liabilities	1,021,758	890,551	240,505
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	335,233	(725,080)	(6,096,784)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(394,988)	(74,210)	(3,126,777)
Loans to third parties	(3,611,682)	-	-
Payments for intangible assets	-	(41,000)	-
Cash acquired from business acquisitions	2,043,176	-	-
NET CASH (USED IN) INVESTING ACTIVITIES	(1,963,494)	(115,210)	(3,126,777)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	911,968	1,995,763	295,954
Repayment of short-term bank loans	(1,733,462)	(1,088,667)	-
Capital contribution	3,582,781	-	-
Proceeds from long-term loans	-	-	173,873
Repayment of long-term loans	-	-	(47,353)
(Repayment) proceeds from loan	(174,861)	(176,427)	560,748
Advances from and (repayments to) related parties	566,360	-	(66,582)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	3,152,786	730,669	916,640

EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH EQUIVALENT	(184,449)	(94,239)	(292,869)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENT	1,340,076	(203,860)	(8,599,790
CASH AND CASH EQUIVALENT AND RESTRICTED CASH-beginning of year	3,072,243	3,276,103	11,875,893

CASH AND CASH EQUIVALENT AND RESTRICTED CASH-end of year	$4,412,319	$3,072,243	$3,276,103

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income taxes	$5,158	$42,250	$-
Cash paid for interest	$147,900	$91,917	$75,704

Non-cash financing activities
Warrants issued to placement agent in connection with the Company’s IPO	$-	$-	$-
Payment by related party for NiSun BVI acquisition	$7,000,000	-	-
Issuance of shares for business combination	$11,426,289	$-	$-
Issuance of shares for consulting services	$-	$239,500	$-
Issuance of shares for equity investment	$-	$2,885,556	$-

CASH AND CASH EQUIVALENTS COMPRISE OF THE FOLLOWING:
Cash and cash equivalent	$3,452,647	$947,588	$3,220,781
Restricted cash	959,672	2,124,655	55,322
Total cash, cash equivalents and restricted cash	$4,412,319	$3,072,243	$3,276,103

The accompanying notes are an integral part of these consolidated financial statements.

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Organization and description of business

Hebron Technology Co., Ltd, (“Hebron Technology” or the “Company”) is an investment holding company established under the laws of the British Virgin Islands (“BVI”) on May 29, 2012 and conducts its business mainly through its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs (collectively referred to as the “Group”) in the People’s Republic of China (‘‘PRC’’). The Group is organized into two business segments consisting of equipment and engineering segment and the financial services segment.

●	The equipment and engineering segment is engaged in research, development and manufacture of fluid equipment including valves, pipe fittings and other related products, with particular emphasis on the manufacture and installation of intelligent valves, used in the pharmaceutical, biological, food and beverage, and other clean industries. The products and services are primarily used in pharmaceutical engineering construction. The fluid equipment and engineering segment primarily conducts its operations in the PRC through the Group’s subsidiaries including Wenzhou Xibolun Fluid Equipment Co., Limited (“Xibolun Equipment”) and Zhejiang Xibolun Automation Project Technology Co., Ltd. (“Xibolun Automation”)

●	The newly acquired financial services segment primarily offers underwriting related advisory services to financial institutions and corporate clients and provides distribution and management services for direct banking products issued by small and medium commercial banks in the PRC. The financial services segments began to conduct its operations in 2019 through the Group’s newly acquired entities, Fintech (Shanghai) Digital Technology Co., Ltd. (“Fintech”) and Beijing Hengtai Puhui Information services Co., Ltd. (“Hengtai”) and their subsidiaries.

On July 12, 2019, the Group acquired all of the equity of NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd. (“NiSun BVI”) for $7 million. NiSun BVI effectively controls Fintech through a series contractual agreements (“VIE Agreements”). Fintech’s wholly owned subsidiaries consists of Khorgos Fintech Network Technology Co., Ltd (“Khorgos”), Jilin Lingang Trade Co., Ltd (“Jilin”) and NiSun Family Office (Guangzhou) Co., Ltd (“Guangzhou”).

On December 31, 2019, the Group, through VIE agreements, started to effectively control Beijing Hengtai Puhui Information Service Co. Ltd. (“Hengtai”) by issuance of 1,440,894 shares of our common stock to Hengtai’s original shareholders. Hengtai owns 92% of Hangzhou Fengtai Technology Co., Ltd (“Fengtai”) and 100% of Dunhua Midtown Assets management registration Center Co., Ltd (“Midtown”).

As of December 31 2019, the Company’s subsidiaries and consolidated VIEs are as follows:

	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest
Subsidiaries
Hong Kong Xibolun Technology Limited (“HK Xibolun”)	June 14, 2011	Hong Kong	100%
NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd.(“NiSun BVI”)	July 12, 2019	BVI	100%
NiSun International Enterprise Management Group (Hong Kong) Co., Limited (NiSun HK)	July 12, 2019	Hong Kong	100%
NingChen (Shanghai) Enterprise Management Co., Ltd.(“NingChen”)	July 12, 2019	PRC	100%
Shandong Taiding International Investment Co., Ltd. (“Taiding”)	November 12, 2019	PRC	80%
Zhejiang Xibolun Automation Project Technology Co., Ltd. (“Xibolun Automation”)	September 24, 2012	PRC	100%
Wenzhou Xibolun Fluid Equipment Co., Limited (“Xibolun Equipment”)	January 25, 2005	PRC	100%

VIEs	,
Fintech (Shanghai) Digital Technology Co., Ltd. (“Fintech”)	July 12, 2019	PRC	100%
Beijing Hengtai Puhui Information Services Co., Ltd (“Hengpu”)	December 31, 2019	PRC	100%

Subsidiaries of the VIEs
Khorgos Fintech Network Technology Co., Ltd. (“Khorgos”)	July 12, 2019	PRC	100%
Jilin Lingang Trade Co., Ltd. (“Lingang”)	November 27, 2019	PRC	100%
NiSun Family Office (Guangzhou) Co., Ltd. (“Guangzhou”)	October 29, 2019	PRC	100%
Hangzhou Fengtai Technology Co., Ltd. (“Fengtai”)	December 31, 2019	PRC	92%
Dunhua Midtown Asset Management Registration Center Co., Ltd. (“Midtown”)	December 31, 2019	PRC	100%

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and subsidiaries of the VIEs for which the Company or its subsidiary is the primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of director under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiaries, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiaries are the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, the VIEs and subsidiaries of the VIEs have been eliminated upon consolidation.

VIE companies

1)	Contractual Agreements with VIE

The following is a summary of the VIE agreements between the Company’s PRC subsidiary, NingChen, and the VIEs including Fintech and Hengpu and their nominee shareholders:

Management and Consulting Service Agreement.

Under the Consulting Services Agreement, NingChen has the exclusive right to provide management and consulting and other services to VIEs for a consulting service fee from VIEs and agrees to authorize VIEs to use the trademarks, technologies and related intellectual property rights held by NingChen. The VIEs agree to pay NingChen or the designated agent of NingChen for the management and consulting services in the amount equivalent to all of the VIEs net profits after tax. The agreement shall be effective as of the date of agreement and shall remain effective until the date when NingChen terminates such agreements and Fintech or Hengpu cease to exist.

Equity Interest Pledge Agreements

Pursuant to the Equity Pledge Agreements, each shareholder of the VIEs agreed to pledge their equity interest in the VIEs to NingChen to secure nominal loans provided to the shareholders of the VIEs for a loan term of 100 years. Each shareholder of the VIEs agrees that the repayment of loan can only occur on the loan maturity date or NingChen agrees to collect the loan repayment. If the VIEs or their shareholders breach their contractual obligations under these agreements, NingChen, as pledgee, will have the right to dispose of the pledged equity interests and will have priority in receiving the proceeds from the auction or sale of the pledged equity interests. NingChen is entitled to any dividends declared or paid in connection with the pledged equity interests during the term of these agreements. The VIEs and their shareholders have further agreed that they will not transfer or encumber the pledged equity interests without the prior written consent from NingChen during the term of this agreement. The Equity Pledge Agreement remains effective and no provision of this agreement may be amended, modified, supplemented discharged or terminated unless all parties consent thereto in writing.

Voting Rights Proxy Agreement.

Under the Voting Rights Proxy Agreement, each shareholder of the VIEs irrevocably authorizes NingChen to exercise rights and powers as the shareholders of the VIEs, including but not limited to, convening and attending shareholders’ meetings, voting on all matters of the VIEs requiring shareholder approval and appointing directors and senior management members. The Voting Rights Proxy Agreements will remain in force unless otherwise terminated in writing by NingChen or with the written consent of all parties.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Exclusive Call Option Agreement.

Under the Exclusive Call Option Agreement, the VIEs and their shareholders have irrevocably granted NingChen an exclusive option to purchase, or authorize their designated persons to purchase all or part of each shareholder’s equity interests in the VIEs. The purchase price shall be equal to the minimum price required by the relevant PRC laws. Without prior written consent of NingChen, the VIEs shall not among other things, amend their articles of association, sell or otherwise dispose of their assets or beneficial interests, enter into transactions which may adversely affect their assets, liabilities, business operations, equity interests and other legal interests, or merge with any other entities or make any investments, or distribute dividends. NingChen has right to transfer the rights and obligations pursuant to the Exclusive Call Option Agreement to any third party, which does not require any prior consent of the VIEs and their shareholders. The Exclusive Call Option Agreement will remain effective until NingChen terminates this agreement with 30 days advance notice.

2)	Risks in relation to the VIE structure

The Company believes that the contractual arrangements with its VIEs and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiaries and VIEs;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiaries and VIEs;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiaries and VIEs may not be able to comply;

●	require the Company’s PRC subsidiaries and VIEs to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds of a public offering to finance the Company’s business and operations in China.

The Company’s ability to conduct its financial services business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIEs in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs – Fintech, Hengpu and their respective shareholders and it may lose the ability to receive economic benefits from the VIEs. The Company, however, does not believe such actions would result in the liquidation or dissolution of the NiSun BVI, its PRC subsidiaries and VIEs.

The interests of the shareholders of VIEs may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so. The Company cannot assure that when conflicts of interest arise, shareholders of the VIEs will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders of the VIEs may encounter in their capacity as beneficial owners and directors of the VIEs, on the one hand, and as beneficial owners and directors of the Company, on the other hand. The Company believes the shareholders of the VIEs will not act contrary to any of the contractual arrangements and the exclusive option agreements provide the Company with a mechanism to remove the current shareholders of the VIEs should they act to the detriment of the Company. The Company relies on certain current shareholders of the VIEs to fulfill their fiduciary duties and abide by laws of the PRC and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the shareholders of the VIEs, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there are substantial uncertainties as to the PRC legal system and the outcome of any such legal proceedings.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIE and its subsidiary taken as a whole, which were included in the Group’s consolidated financial statements with intercompany balances and transactions eliminated between the VIE and its subsidiary:

As of December 31,
2019
Total current asset	$5,988,899
Total assets	$9,793,910
Total current liabilities	$1,295,055
Total liabilities	$1,295,055

For the year ended December 31,
2019
Financial service revenue	$2,525,524
Net income	$1,600,661

For the year ended December 31,
2019
Net cash provided by operating activities	$824,462
Net cash (used in) investing activities	$(3,132,684)
Net cash provided by financing activities	$3,044,235

As of December 31 2019, there were no consolidated assets of the VIEs that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations. There were no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company in the normal course of business. The Company neither provides nor intends to provide additional financial or other support not previously contractually required to the VIEs and subsidiaries of the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of its net assets, equivalent to the balance of its paid-in capital, capital reserve and statutory reserves, to the Company in the form of loans and advances or cash dividends. Please refer to Note 22 for disclosure of restricted net assets.

Non-controlling interests

Non-controlling interests are recognized to reflect the portion of the equity that is not attributable, directly or indirectly, to the Group. Non-controlling interests are presented as a separate component of equity in the consolidated balance sheet and earnings and other comprehensive income are attributed to controlling and non-controlling interests. As of December 31, 2019, the 20% non-controlling shareholder in Taiding has not contributed their capital and Taiding has not commenced operations. As of December 31, 2019, the Group’s non-controlling interest balance represented the non-controlling shareholder shareholders’ 8% equity interest in Fengtai, a subsidiary of Hengpu.

Uses of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during each reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include: the allowance for doubtful accounts, the valuation of inventory, realizability of deferred tax assets, costs to complete contracts, estimated useful lives and fair values in connection with the impairment of property and equipment, intangible assets, goodwill and accruals for income tax uncertainties.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Business combinations

The Group accounts for business combinations using the purchase method of accounting in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) topic 805, Business Combinations. The purchase method of accounting requires the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Group acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total acquisition cost, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings as a bargain purchase gain.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period. The fair value of the identifiable assets acquired and liabilities assumed at the acquisition date is based on a valuation performed by an independent valuation firm engaged by the Group:

Revenue recognition

The Group adopted FASB ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018 using the modified retrospective approach. Revenues for the years ended December 31, 2019 and 2018 were presented under ASC 606, and revenues for the year ended December 31, 2017 were not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition. There was no adjustment to the opening balance of retained earnings at January 1, 2018 since there was no significant change to the timing and pattern of revenue recognition upon adoption of ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. All of the Company’s contracts with customer do not contain cancelable and refund-type provisions.

Under the guidance of ASC 606, the Group is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) the Group satisfies its performance obligation. In determining the transaction price, the Group has included variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur. Revenues are recorded, net of sales related taxes and surcharges.

A.	Equipment and engineering

Revenues from the equipment and engineering segment are primarily derived from the following sources:

Sales of products: The Group is engaged in the manufacture of fluid equipment The Group recognizes revenue when the products are delivered and control is transferred. The transaction price is based on the fixed contractual price with the customer. Billings to the customer for the sale of products occur at the time the products are transferred to the customer. The Group’s sales revenue consists of the invoiced value of goods, net of value-added tax (“VAT”).

Installation contracts: The Group is engaged in the installation of intelligent valves used in the pharmaceutical, biological, food and beverage, and other clean industries. The Group recognizes revenue associated with these contracts over time as services are performed and the transfer of control occurs, based on a percentage-of-completion method using cost-to-cost input methods as a measure of progress. When the percentage-of-completion method is used, the Company estimates the costs to complete individual contracts and records as revenue that portion of the total contract price that is considered complete based on the relationship of costs incurred to date to total anticipated costs (the cost-to-cost approach).

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

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The Group sometimes enters into installation service contracts in connection with product sales. The manufacture of fluid equipment control systems comprises two stages: (a) manufacture; and (b) installation. The Group always enters into separate product and installation contracts with the customer as the customer has the choice to use its own staff or external contractors to install the products based on product installation manuals provided by the Group when the products are delivered. The Group usually sells the product on a standalone basis and also is engaged by customers to install the systems they purchase from other suppliers. It is the Group’s policy to sell its products at the set prices regardless of whether the customer separately enters into an installation contract with the Company. The Company always prices its installation services at market competitive rates regardless of whether the installation service relates to its own products or standalone installation services. Therefore, the Group determined there are two separate performance obligations, and recognizes product sales and installation revenue separately.

The Group generally provides a standard warranty for its product and installation service. The warranty period is typically 12-24 months upon delivery of product or the completion of the installation service in accordance with PRC national warranty standard. The Group determines that such warranty is not a separate performance obligation because the nature of warranty is to provide assurance that a product or service will function as expected and in accordance with the customer’s specifications and the Group does not sell the warranty separately. From its past experience, the Group has not experienced any material warranty costs and, therefore, the Group does not believe an accrual for warranty cost is necessary for the years ended December 31, 2019, 2018 and 2017.

B.	Financial services

Underwriting related advisory fees: The Group earns one-time advisory fees from its services provided to underwriters, financial institutions or underlying corporate issuers for offerings on PRC provincial or national asset exchanges or other designated markets. The Group enters into one-time advisory fee agreements with underwriters, financial institutions and issuers, which specifies the key terms and conditions of the arrangement. Such agreements generally do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. The Group earns a one-time advisory fee from its clients upon offerings on the PRC provincial or national asset exchanges or other designated markets. Revenue is calculated as a fixed charge rate with the amount of the offering (prorated by the period length). The Group believes such arrangement represents a performance obligation and is satisfied at point of time, therefore, the underwriting related advisory fees are recognized as revenue upon the closing of the offerings. For the year ended December 31, 2019, the Group’s financial services revenue from underwriting related advisory fees amounted to $2,522,143.

Recurring service fees: The Group also provides ongoing user management services to small and medium commercial banks and financial institutions in distributing and sourcing funds for their direct banking and other financial products in exchange for a recurring service fee. Recurring service agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. Recurring service fees are calculated as a fixed percentage of the qualified investments made by users during the contractual investment period of the direct banking and other financial products. Payment of recurring service fees by commercial banks and financial institutions are normally on a regular basis (typically quarterly or annually). The Group believes such arrangement requires the Group to provide ongoing user management services, which represents a performance obligation that the Group satisfies over time. Therefore, the recurring service revenue is recognized over the contract term. For the year ended December 31, 2019, the Group’s financial services revenue from recurring service fees amounted to $3,381.

Contract liabilities are presented as advances from customers on the consolidated balance sheet. Contract liabilities relate to payments received in advance of completion of performance obligations under a contract. Contract liabilities are recognized as revenue upon the completion of performance obligations. As of December 31, 2019 and 2018, the balance of advances from customers amounted to $1,311,004 and $3,131,338, respectively.

Practical expedience

The Group has applied the practical expedient for certain revenue streams to exclude the value of remaining performance obligations for (i) contracts with an original expected term of one year or less or (ii) contracts for which the Group recognizes revenue in proportion to the amount the Group has the right to invoice for services performed.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and highly liquid investments in banking products placed with large reputable banks in China, which are readily convertible to known amounts of cash and unrestricted from withdrawal or use, and which have original maturities of three months or less when purchased.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Restricted Cash

Restricted cash consists of cash equivalents used as collateral to secure bank borrowings and security deposits related to our financial services. The Group is required to keep certain amounts on deposit that are subject to withdrawal restrictions. The restricted cash balance is associated with The Group’s short-term borrowings, thus, classified as a current asset. As of December 31, 2019 and 2018, the Group had restricted cash of $934,656 and $2,124,655, respectively, related to the bank acceptance notes payable in the equipment and engineering segment. As of December 31, 2019 and 2018, the Group had restricted cash of $25,016 and nil, respectively, related to our financial services segment.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts presented in the statement of cash flows. The Group adopted the new standard effective January 1, 2018, using the retrospective transition method.

Fair value of financial instruments

The Group follows the provisions of FASB ASC Section 820, “Fair Value Measurements and Disclosures” (“ASC 820”). ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

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

The carrying amounts reported in the balance sheets for cash, contracts receivable, accounts receivable, bank acceptance notes receivable, retainage receivables, prepayments and advances to suppliers, other receivables, loans to third parties, accounts payable, advances from customers, tax payable, due to related party and accrued expenses and other current liabilities, approximate their fair value based on the short-term maturity of these instruments. The Group believes that the carrying amount of the short-term and long-term loans approximates fair value based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rate.

Accounts and contract receivables

Accounts and contract receivables from equipment sales, installation services and financial services are stated at net realizable value. An allowance for doubtful accounts is established based on the management’s assessment of the recoverability of accounts and other receivables. Judgment is required in assessing the realizability of these receivables, including the current credit worthiness of each customer and the related aging analysis. An allowance is provided for accounts when management has determined that the likelihood of collection is doubtful. The Group writes off accounts and contract receivables against the allowance when a balance is determined to be uncollectible.

Retainage receivables

Retainage receivables represent the amount retained by the Group’s customers to ensure the quality of the installation services and any possible follow-up maintenance related to the installation. If there is no dispute regarding the quality of the installation project during the year, such retainage receivable will be paid by the Group’s customer based on contractual term, which is typically from one year to five years. Management regularly reviews the aging of retainage receivables and changes in payment trends and records an allowance when management believes collection of amounts due are at risk.

Inventories

Inventories are stated at the lower of cost or net realizable value. Inventories consist of raw materials, finished goods, work in process, low value consumables, and installation projects in process that have not been completed. Provision is made for slow-moving, obsolete or unusable inventory.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Advances to suppliers

The Group advances funds to certain suppliers for purchases of raw materials, plant and equipment. These advances are interest free, unsecured and short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. For the years ended December 31, 2019, 2018 and 2017, the Group recorded a bad deb recovery of $1,192,142, and bad debt provisions of $7,609,244 and $386,563, respectively.

Long term investments

FASB ASU 2016-01 (“ASU 2016-01”), Recognition and Measurement of Financial Assets and Financial Liabilities amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The main provisions require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value through earnings, unless they qualify for a measurement alternative. The Group adopted the new financial instruments accounting standard on January 1, 2019. Prior to January 1, 2019, the Company did not have any long-term investments.

Equity investments without readily determinable fair values

After the adoption of this new accounting standard, the Group elected to record equity investments without readily determinable fair values and not accounted for under the equity method at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investment in current earnings. Changes in the carrying value of the equity investment are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. Reasonable efforts shall be made to identify price changes that are known or that can reasonably be known.

Equity investments with readily determinable fair values

Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date.

Equity investments accounted for using the equity method

The Group accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control, using the equity method. The Group adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. The Group assesses its equity investment for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entity, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investments in a privately held entity, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary.

Investments held by the Group as of December 31, 2019 is comprised of equity investments in two privately-held entities, in which the Company has significant influence. The Group recorded these investments under the equity method.

Property and equipment, net

Property and equipment are recorded at cost. Depreciation is provided in amounts sufficient to amortize the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Buildings	20 years
Machinery and equipment	3 - 10 years
Transportation equipment	4 years
Office equipment	3 - 5 years
Electronic equipment	3 - 5 years
Leasehold improvements	Shorter of remaining lease term or life of assets

The Group charges maintenance, repairs and minor renewals directly to expense as incurred; major additions and betterments to equipment are capitalized.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Intangible assets, net

Intangible assets acquired are recorded at cost less accumulated amortization. Amortization is provided in amounts sufficient to amortize the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Land use right	25 years
Software	3 - 5 years
Trademark	3-5 years
Customer relationships and user list	5 years
Technology	5-10 years

The estimated useful lives of amortizable intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives have changed.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse changes to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the years ended December 31, 2019, 2018 and 2017.

Goodwill

Goodwill represents the excess of the consideration over the fair value of the identifiable assets and liabilities acquired at the date of acquisition. In January 2017, the FASB issued ASU 2017-04, “Intangibles—Goodwill and Other (Topic 350), simplifying the test for goodwill impairment”. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value. The ASU should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The adoption of this standard is not expected to have a material impact on the Group’s consolidated financial statements. The Group tests goodwill at least annually for impairment at the reporting unit level. A reporting unit is the operating segment, or one level below that operating segment (the component level) if discrete financial information is prepared and regularly reviewed by segment management. However, components are aggregated as a single reporting unit if they have similar economic characteristics. The Group recognizes an impairment charge if the carrying amount of a reporting unit exceeds its fair value and the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill. When a portion of a reporting unit is disposed, goodwill is allocated to the gain or loss on disposition based on the relative fair values of the business or businesses disposed and the portion of the reporting unit that will be retained. For the years ended December 31, 2019, 2018 and 2017, the Group did not recognize any goodwill impairment charges.

Leases

The Company adopted FASB ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”) on January 1, 2019 by using the modified retrospective method and did not restate the prior periods. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company also elected the practical expedient not to separate lease and non-lease components of contracts, except for bandwidth services included in internet data center (“IDC”) facilities lease contracts. Lastly, the Company elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

The Company determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Company recognizes “right of use” asset (“ROU”) and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. For finance leases, assets are included in property and equipment on the consolidated balance sheets. As most of the Company’s leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in the economic environment where the leased asset is located. The Company’s leases often include options to extend and lease terms include such extended terms when the Company is reasonably certain to exercise those options. Lease terms also include periods covered by options to terminate the leases when the Company is reasonably certain not to exercise those options. Lease expense is recorded on a straight-line basis over the lease term.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The Company recognized ROU assets of $1,915,577 and total lease liabilities (including current and non-current) $1,958,484 for operating leases as of December 31, 2019. The impact of adopting ASU 2016-02 on the Group’s opening retained earnings and current year’s net income was insignificant.

Income taxes

The Group’s subsidiaries in China are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC and Hong Kong for the years ended December 31, 2019, 2018 and 2017. The Group accounts for income tax under the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the differences between financial statement carrying amounts of assets and liabilities versus the tax basis of assets and liabilities. Deferred tax assets are also provided for carryforward losses which can be used to offset future taxable income. Deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. A valuation allowance is established against net deferred tax assets when it is more likely than not that some portion or all of the net deferred tax asset will not be realized. The Group recorded a valuation allowance of $1,341,877 to reduce the amount of deferred tax assets as of December 31, 2019, and considered no valuation allowance is necessary as of December 31, 2018 and 2017.

The Group continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties relating to income taxes have been incurred during the years ended December 31, 2019, 2018 and 2017. As of December 31, 2019, the tax years ended December 31, 2017 through December 31, 2019 for the Group’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Under the Provisional Regulations of the PRC Concerning Income Tax on Enterprises promulgated by the PRC, income tax is payable by enterprises at a rate of 25% of their taxable income. The Group believes that it has provided the best estimates of its accrued tax liabilities because those accruals are based on the prevailing tax rates stipulated by the laws (see Note 15).

Value added tax (“VAT”)

Revenue represents the invoiced value of goods and service, net of VAT. The VAT is based on gross sales price and VAT rates range from 6% to 13%, depending on the type of goods or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The net VAT balance between input VAT and output VAT is recorded in tax payable. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Foreign currency translation

Since the Group operates primarily in the PRC, The Group’s functional currency is the Chinese Yuan (“RMB”). The Group’s financial statements have been translated into the reporting currency of the United States Dollar. Assets and liabilities of The Group are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into USDs at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31, 2019	December 31, 2018	December 31, 2017
Balance sheet items, except for equity accounts	US$1=RMB 6.9618	US$1=RMB 6.8755	US$1=RMB 6.5074
Items in the statements of income and cash flows	US$1=RMB 6.9081	US$1=RMB 6.6090	US$1=RMB 6.7578

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustments resulting from the Group not using the U.S. dollar as its functional currencies.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Segment information

The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group believes it operates in two reportable segments consisting of (i) equipment and engineering and (ii) financial services.

Credit risk and concentration

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash, contracts receivable, accounts receivable and retainage receivables. As of December 31, 2019 and 2018, $4,412,319 and $3,072,243 of the Group’s cash and cash equivalents and restricted cash was on deposit at financial institutions in the PRC, which the management believes are of high credit quality. In May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash and short-term investments are financially sound based on public available information.

Contracts receivable, accounts receivable and retainage receivables are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Group’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Substantially all of the Group’s revenue are derived from customers that are located primarily in China. The Group has a concentration of its revenues with specific customers. For the years ended December 31, 2019, three customers accounting for 24%, 21% and 16% of the Group’s total revenue from the equipment and engineering segment. One customer accounting for approximately 100% of the Group’s total revenue from the financial services segment. For the years ended December 31, 2018, four customers accounting for 13%, 12%, 11% and 10% of the Group’s total revenue from the equipment and engineering segment. For the year ended December 31, 2017, four major customers accounted for approximately 22%, 21%, 13% and 10%, of the Group’s total revenue from the equipment and engineering segment. For the year ended December 31, 2018 and 2017, no revenue was generated from the financial services segment.

Earnings (loss) per share

The Group computes earnings (loss) per share (“EPS”) in accordance with FASB ASC 260, “Earnings per Share” (“ASC 260”). Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2019, 2018 and 2017, no unexercised Public Offering Warrants were dilutive and included in the computation of diluted EPS.

Statements of cash flows

In accordance with FASB ASC Topic 230, Statement of Cash Flows, cash flows from the Group are calculated based upon the local currencies and translated at the average exchange rates during the reporting period. As a result, amounts related to assets and liabilities reported on the Group’s statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, which clarified that receivables from operating leases are not within the scope of Topic 326 and instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842. The Group is evaluating the impact this ASU will have on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Group does not expect this guidance will have a material impact on its consolidated financial statements.

In October 2018, the FASB issued ASU No. 2018-17 (“ASU 2018-17”), Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. The updated guidance requires entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety when determining whether a decision-making fee is a variable interest. The amendments in this update are effective for entities other than private companies for fiscal years beginning after December 15, 2019, and interim periods within fiscal years. These amendments should be applied retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have material impact on the Group’s consolidated financial position, statements of operations and cash flows.

Note 3 — BUSINESS COMBINATIONS

a)	Acquisition of NiSun BVI

Based on the shareholders’ approval on June 14, 2019, the Group completed the acquisition of 100% of the equity interests of NiSun BVI on July 12, 2019 (the “closing date”). By virtue of NiSun BVI’s 100% ownership of NiSun HK, NiSun HK’s ownership of NingChen and NingChen’s contractual control over Fintech, NiSun BVI effectively controls Fintech, a company that provides financial services to financial institutions in the PRC. The Group believes the acquisition provides an opportunity for the Group to offer comprehensive financial services in the market with significant growth potential.

The Group’s acquisition of NiSun BVI was accounted for as a business combination in accordance with ASC 805. The purchase price was $ 7 million in cash, which is expected to be paid by the Group within 12 months (Note 19). Acquisition-related costs incurred for the acquisitions are not material. The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, which represents the net purchase price allocation at the date of the acquisition based on a valuation performed by an independent valuation firm engaged by the Group:

Amount
Cash acquired	$661,070
Prepayments and deposits	45,605
Property and equipment	15,520
Intangible assets – technology and customer relationships	2,387,970
Customer advances	(29,070)
Accrued expenses and other current liabilities assumed	(118,520)
Deferred tax liability	(559,626)
Goodwill	4,597,051
Total consideration	$7,000,000

The goodwill is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets, and comprise (a) the assembled work force with their knowledge and experiences in the industry and (b) the expected but unidentifiable business growth potential as a result of the synergy resulting from the acquisition. None of the goodwill is expected to be deductible for income tax purposes. The operating results of NiSun BVI have been included in the consolidated financial statements since July 12, 2019. For the year ended December 31, 2019, NiSun BVI’s revenue amounted to $2,525,524 and its net income was $1,469,306.

b)	Acquisition of Hengpu

On December 31, 2019, the Group acquired Hengpu from its original shareholders through VIE agreements. Hengpu owns a 92% equity interest in Fengtai and 100% equity interest of Midtown. Upon completion of the acquisition, Hengpu, together with its subsidiaries, became a VIE of the Group. Hengpu and its subsidiaries provide financial advisory services for financial institutions and corporate clients in the PRC. The Group expects to achieve significant synergies from such acquisition which it plans will complement its financial services business.

The Group’s acquisition of Hengpu was accounted for as business combination in accordance with ASC 805. The Group is required to issue 1,440,894 Class A common shares to the original shareholders of Hengpu as purchase consideration. The fair value of purchase consideration was approximately $11.4 million based on the weighted average of the closing share price of the Group for five trading days up to the date immediately prior to the signing date of purchase agreement. Acquisition-related costs incurred for the acquisitions are not material. The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, which represents the net purchase price allocation at the date of the acquisition based on a valuation performed by an independent valuation firm engaged by the Group:

Amount
Cash and cash equivalents acquired	$1,389,911
Accounts receivable	423,789
Prepayments and deposits	126,832
Loan to third party	1,723,692
Property and equipment	42,359
Intangible assets – software, technology and customer relationships	2,060,530
Long term investment – equity method investment	500,715
Deferred tax assets	20,041
Accounts payable	(224,044)
Accrued expense and other current liabilities assumed	(871,325)
Deferred tax liability	(308,110)
Non controlling interest	9,807
Goodwill	6,532,092
Total consideration	$11,426,289

Note 3 — BUSINESS COMBINATIONS - continued

The goodwill is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets, and comprise (a) the assembled work force with their knowledge and experiences in the industry and (b) the expected but unidentifiable business growth potential as a result of the synergy resulting from the acquisition. None of the goodwill is expected to be deductible for income tax purposes. The remaining Class A common shares issuable to the original shareholders of Hengpu amount to 1,440,894 as of December 31, 2019.

Note 4 — CONTRACT RECEIVABLES, NET

The contracts receivable consists of the following:

	December 31, 2019	December 31, 2018
Contract receivables	$30,120,533	$24,669,365
Less: allowance for doubtful accounts	-	-
	$30,120,533	$24,669,365

The contract receivables are generally due when the Group completes the related installation project. The balance of contract receivables were related to two major general contractors, who accounted for 100%, 100% and 86% of total contract revenue for the years ended December 31, 2019, 2018 and 2017, respectively. The Group has not incurred any collection issues with these two general contractors in the past and considers these contracts receivable to be fully collectible. Thus, the Group did not provide any allowance for doubtful accounts for these outstanding contract receivables as of December 31, 2019 and 2018.

Note 5 — ACCOUNTS RECEIVABLES, NET

The accounts receivable consists of the following:

	December 31, 2019	December 31, 2018
Accounts receivables – equipment and engineering	$3,222,350	$2,953,585
Accounts receivables – financial service	1,307,012	-
Less: allowance for doubtful accounts	(1,504,831)	(297,740)
	$3,024,531	$2,655,845

The movement in the allowance for doubtful accounts can be reconciled as follows:

	December 31, 2019	December 31, 2018
Beginning of the year	$297,740	$296,302
Recovery	(80,859)	-
Provision	1,301,046	17,301
Foreign exchange effect	(13,096)	(15,863)
At the end of the year	$1,504,831	$297,740

Note 6 — INVENTORIES

The inventories consist of the following:

	December 31, 2019	December 31, 2018
Raw materials	$-	$46,009
Finished goods	635,989	251,869
Installation projects in process	-	67,602
	$635,989	$365,480

As of December 31, 2019 and 2018, the Group provided no inventory reserves.

Note 7 — PREPAYMENTS AND ADVANCES TO SUPPLIERS, NET

Prepayments and advances to suppliers consisted of the following:

	December 31, 2019	December 31, 2018
Advances made to raw material suppliers (a)	$5,902,315	$8,010,272
Advances made to construction subcontractors (b)	2,558,252	2,907,750
Advances made for purchases of equipment	868,017	910,872
Prepaid consulting fees	62,410	-
Others	114,454	3,906
Subtotal	9,505,448	11,832,800
Less: allowance for doubtful accounts	(6,979,392)	(8,264,797)
	$2,526,056	$3,568,003

(a)	The prepayments and deposits on raw materials are generally required by our suppliers for the purpose of ongoing business relationships. The prepayments and deposits are not directly associated with any specific purchase contract or any specific price but will be used to offset any accounts payable balance resulting from any specific purchase order priced at market.

(b)	Advances to construction subcontracts represent the prepayments made by the Group to our construction subcontractors at the beginning of our customer projects for the purpose of acquiring necessary construction materials, equipment and required deposits.

Changes of allowance for doubtful accounts for the years ended December 31, 2019 and 2018 are as follows:

	December 31, 2019	December 31, 2018
Beginning balance	$8,264,797	$692,635
Provision	-	7,609,244
Recovery	(1,192,142)	-
Foreign exchange effect	(93,263)	(37,082)
Ending balance	$6,979,392	$8,264,797

For the years ended December 31, 2019, 2018 and 2017, the Group recorded a bad deb recovery of $1,192,142, and bad debt provisions of $7,609,244 and $386,563, respectively.

Note 8 — LOANS TO THIRD PARTIES

Loans to third parties consist of the following:

	As of December 31,
	2019	2018
Jianuo Finance Lease (Shanghai) Co., Ltd (1)	$1,723,692	$-
Shandong Daohong Industry and Trade Co., Ltd (2)	711,023	-
Qingdao Manster Digital Technology Co., Ltd (3)	2,872,820	-
Total	5,307,535	-
Less: current portion	(2,434,715)	-
Loans to third parties – noncurrent portion	$2,872,820	$-

(1) Hengpu, the Group’s newly acquired VIE on December 31, 2019, had a loan receivable of $1,723,692 (or RMB 12 million) from Jianuo Finance Lease (Shanghai) Co., Ltd. The loan earns interest of 1.2% and its principal and interest are due on January 10, 2020. The Group fully collected the loan receivable on January 9, 2020.

(2) Taiding, a subsidiary of the Group, made a loan of $711,023 (or RMB 4.95 million) to Shandong Daohong industry and Trade Co., Ltd. (“Daohong”) on December 26, 2019. The loan earns interest of 7% and its principal and interest are due on June 25, 2020.

(3) Fintech, the Group’s newly acquired VIE on July 12, 2019, had a loan receivable of $2,872,820 (or RMB 20 million) from Qingdao Manster Digital Technology Co., Ltd (“Manster”) earns interest of 4.8%. The principal of loan is due on December 9, 2024 and the interest is due on annual basis. Manster is a financial software and network services provider, which provides integrated financial management solutions and big data risk analytical systems in the PRC.

Note 8 – LOANS TO THIRD PARTIES - continued

The Group classifies loans to third parties as held-to-maturity investments, because the loans have a stated maturity and normally pay a prospective fixed rate of return. In addition, the Group has the positive intent and ability to hold them until maturity. Held-to-maturity investments are recorded at amortized cost and are classified as long-term or short-term according to their contractual maturity.

Note 9 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	December 31, 2019	December 31, 2018
Buildings	$10,895,449	$11,032,207
Machinery and equipment	2,833,771	2,858,928
Transportation equipment	883,577	518,612
Office equipment	118,985	37,518
Leasehold improvements	613,717	551,582
Subtotal	15,345,499	14,998,846
Less: accumulated depreciation	(3,456,126)	(2,482,952)
Property, plant and equipment, net	$11,889,373	$12,515,894

Depreciation expense was $931,422, $1,134,136 and $884,947 for the years ended December 31, 2019, 2018 and 2017, respectively. During the years ended December 31, 2018 and 2017, the Group disposed of certain obsolete machinery equipment for no proceeds and recognized a loss of $283,487 and $12,179 respectively.

Note 10 — INTANGIBLE ASSETS, NET

 The following is a summary of intangible assets as of December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
Land use right*	$1,335,861	$1,352,629
Software	241,730	-
Technology, customer relationship and user lists acquired through business combinations	4,266,138	-
Total intangible assets	5,843,729	1,352,629
Less: accumulated amortization	(719,465)	(383,290)
Intangible assets, net	$5,124,264	$969,339

* The Group carries its land use right at cost less accumulated amortization. All land in China is government owned and cannot be sold to any individual or company. However, the government grants the user a “land use right” (the “Right”) to use the land. The Group has the Right to use the land for 25 years and amortizes the Right on a straight-line basis over the period of 25 years.

The amortization expense was $294,555, $61,025 and $55,048 for the years ended December 31, 2019, 2018 and 2017, respectively. As of December 31, 2019, the expected amortization expense relating to the intangible assets for each of the next five years and thereafter is as follows:

Year ending December 31,	Amount
2020	$923,550
2021	923,550
2022	923,550
2023	923,550
2024	700,625
Thereafter	729,439
Total estimated future amortization expenses	$5,124,264

Note 11 – LONG TERM INVESTMENTS

Long term investments consist of the following:

	Equity method investments in Weijia (a)	Equity method investments in Jinda (b)	Total

Balance as of January 1, 2018	$-	$-	$-
Additions (a)	2,885,556	-	2,885,556
Share of profit in equity method investee	168,534	-	168,534
Balance as of December 31, 2018	3,054,090	-	3,054,090
Additions through acquisition of Hengpu on December 31, 2019 (b)	-	500,715	500,715
Share of profit of equity method investee	153,554	-	153,554
Balance as of December 31, 2019	$3,207,644.	$500,715	$3,708,359

(a)	On March 10, 2018, The Group entered into a share acquisition agreement (the “Agreement”) with the sole shareholder of Xuzhou Weijia Biotechnology Co., Ltd. (“Weijia”) to acquire 49% of the equity in Weijia. Pursuant to the Agreement, The Group issued 1,442,778 unregistered Class A common shares (based on an agreed value of $2.00 per share, totalling $2,885,556) as a consideration to the individuals designated by the selling shareholder of Weijia. The Group accounts for its investment in Weijia under the equity method of accounting.

(b)	Henpu, the Group’s VIE acquired on December 31, 2019, owns 23.08% of the equity interest in Wenzhou Jinda Holding Co., Ltd (“Jinda”). The Group accounts for its investment in Jinda under the equity method of accounting.

The Group considers it has significant influence over Weijia and Jinda due to the level of ownership and its participation in their significant business operating and strategic decisions. Accordingly, the Group accounts for these investments using the equity method. For the years ended December 31, 2019, 2018 and 2017, the Group did not receive any dividends from the above two equity method investments.

Note 12 — SHORT TERM LOANS

Short term loans consisted of the following loans:

Lender	December 31, 2019	Term	Effective Interest Rate
Longwan Rural Commercial Bank Shacheng Branch	$287,282	August 09, 2019 to August 08, 2020	4.50%
Industrial and Commercial Bank of China	574,564	August 15, 2019 to August 15, 2020	4.35%
Total	$861,846

Lender	December 31, 2018	Term	Effective Interest Rate
Bank of China Longwan Branch	$202,894	April 13, 2016 to April 14, 2019*	5.70%
Bank of China Longwan Branch	186,168	June 8, 2016 to April 14, 2019*	5.70%
Industrial and Commercial Bank of China -Wenzhou Branch	727,220	July 17, 2018 to July 17, 2019	6.04%
Longwan Rural Commercial Bank Shacheng Branch	290,888	July 23, 2018 to July 17, 2019	8.71%
Longwan Rural Commercial Bank Shacheng Branch	290,888	July 25, 2018 to July 17, 2019	8.71%
Total	$1,698,058

All principal of the above loans as of December 31, 2019 are due upon maturity and interest payments are due on a monthly basis. All bank loans as of December 31, 2018 were fully repaid upon maturity. For these loans, the outstanding balances as of December 31, 2019 and 2018 were guaranteed by the Group’s officer’s immediate family members and unrelated third parties. Interest expense for these loans was $106,001, $91,977 and $48,730 for the years ended December 31, 2019, 2018 and 2017, respectively.

Note 13 — BANK ACCEPTANCE NOTES PAYABLE

Bank acceptance notes payable consisted of the following as of December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
Bank acceptance notes payable	$929,148	$2,117,382
Total	$929,148	$2,117,382

Bank acceptance notes are issued by financial institutions on the Group’s behalf to vendors with a specific due date usually for a period within one year. These notes can either be endorsed by the vendor to other third parties as payment or can be factored to other financial institutions before becoming due.

Pursuant to the loan facility agreement signed on December 6, 2018 between the Group and China Zheshang Bank, the Group had bank acceptance notes of $929,148 with maturity dates of six or twelve months after the issuance date. The Group was also required to maintain restricted cash deposits of $934,656 to guarantee the bank notes as of December 31, 2019. The balance of bank acceptance notes payable as of December 31, 2018 was fully paid upon maturity and the related restricted deposit was also released upon the repayment. For years ended December 31, 2019 and 2018, the bank fee charge related to bank acceptance notes payable amounted to $464 and 1,059, respectively.

Note 14 — SALES LEASEBACK

On November 9, 2017, the Group entered into a sale leaseback agreement (the “Agreement”) with Zhongli International Leasing Co., Ltd (“Zhongli”). Pursuant to the Agreement, the Group sold certain machinery purchased during the year to Zhongli for approximately $691,520 (RMB 4.5 million). The Group then leased back the machinery from Zhongli for 48 months with specified monthly payments over the lease term. The Group has a bargain purchase option at a price of Nil to buyback this equipment by the end of the lease term. All these machines are currently being used by the Group for its production purposes. The Group concluded this transaction does not qualify for sale-leaseback accounting and shall record under the lease financing method. Under the lease financing method, the assets remain on the Group’s consolidated balance sheet and the proceeds from the transactions are recorded as a financing liability. The minimum payments of the lease term has 35 months from December 17, 2017 to November 17, 2021. For the years ended December 31, 2019 and 2018, the lease payments balance are as follows:

Total lease payment as of January 1, 2018	$590,865
Less: foreign exchange effect	(32,634)
Less: payments during the year	(168,589)
Other loan balance as of December 31, 2018	389,642
Less: foreign exchange effect	(3,249)
Less: payments during the year	(175,093)
Loan balance as of December 31, 2019	211,300
Less: loan payable – current portion	(156,574)
Loan payable – long term portion as of December 31, 2019	$54,726

According to the agreement, future obligations for payments of the above lease agreement are as below:

Twelve months ended December 31,	Amount
2020	$156,574
2021	54,726
Total	$211,300

Interest expense incurred for the year ended December 31, 2019, 2018 and 2017 amounted to $52,118, $85,186 and $8,223, respectively.

Note 15 — INCOME TAXES

Taxes payable consisted of the following:

	December 31, 2019	December 31, 2018
Income tax payable	$6,550,713	$5,763,945
Value added tax payable	2,973,549	2,024,902
Business tax payable	856,220	878,133
Other taxes payable	535,001	418,766
Total taxes payable	$10,915,483	$9,085,746

The total amount of unpaid tax liabilities was accrued based on the calculation using the current prevailing tax rates without including potential interest and penalties because management cannot be certain as to how much interest and penalties would be assessed, if any. Those potential interest and penalty liabilities are contingent upon the outcome of tax settlements and management estimates that the potential contingent loss related to potential interest and penalties could be Nil or as high as $2.0 million based on rates stipulated by the tax authority. Due to uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with the interest and penalties on these unpaid tax balances. The final outcome of this tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of the statute of limitations. As the ongoing settlement discussions continue, management believes that it is more likely than not that the Company will not have to pay any interest and penalties associated with the unpaid taxes.

BVI

Hebron Technology and Nisun BVI were incorporated in the BVI and are not subject to income taxes under the current laws of the BVI.

Hong Kong

HK Xibolun and Nisun HK are the companies registered in Hong Kong and subject to corporate income tax at 17.5% if revenue is generated in Hong Kong. No revenue was generated in Hong Kong for the years ended December 31, 2019, 2018 and 2017.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. Starting from the year ended December 31, 2018, Xibolun Automation is recognized as a High-technology Company by the Chinese government and is subject to a favorable income tax rate of 15%. Hengpu is also qualified as a High-technology Company and subject to a favorable income tax rate of 15%. Both Xibolun Automation and Hengpen’s High-technology certificates are valid for three years starting from November 2018 and subject to renewal. In accordance with the implementation rules of the Income Tax Law of the PRC, for the enterprises newly established in the Horgos Development Zone within the scope of "preferential catalogue of income tax for key industries encouraged to develop in Xinjiang's difficult areas", the enterprise income tax shall be exempt for five years from the tax year of the first production and operations income. Khorgos is established in the Horgos Development Zone and its income tax is eligible to be exempt for five years starting from 2019. The rest of the Group’s subsidiaries, VIEs and VIEs’ subsidiaries are subject to corporate income tax at the PRC unified rate of 25%.

i)	The components of the income tax provision (benefit) are as follows:

	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
Current tax provision	$860,730	$820,886	$2,024,388
Current tax recovery	-	-	(4,974,763)
Deferred tax provision (benefit)	(418,131)	(1,471,938)	11,526
Total	$442,599	$(651,052)	$(2,938,849)

Note 15 — INCOME TAXES - continued

ii)	The following table summarizes deferred tax assets resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	December 31, 2019	December 31, 2018
Deferred tax assets
Provision for doubtful accounts	$1,988,132	$1,648,967
Operating loss carryforwards	1,361,918	-
Total deferred tax assets	3,350,050	1,648,967
Less : valuation allowance	(1,341,877)	-
Net deferred tax assets	$2,008,173	$1,648,967

	December 31, 2019	December 31, 2018

Deferred tax liabilities
Intangible assets acquired from business combinations	$805,826	$-
Total deferred tax liabilities	$805,826	$-

The change in valuation allowance for the year ended December 31, 2019, 2018 and 2017 amounted to $1,341,877, nil and nil, respectively.

The following table reconciles the China statutory rates to the Group’s effective tax rate for the years ended December 31, 2019, 2018 and 2017.

	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
China Income tax statutory rate	25.0%	25.0%	25.0%
Effect of favorable income tax rates*	(12.9)%	4.0%	-
Non-deductible items in China and others	0.2%	0.1%	2.3%
Foreign loss not recognized in China	2.9%	9.7%	69.0%
Effect of tax reversal for previous years	-%	--%	(166.3)%
Effective tax rate	13.9%	(11.2)%	(70.0)%

* Xibolun Automation is subject to an income tax rate of 15% starting from fiscal 2018 and Khorgos is established in the Horgos Development Zone and its income is exempt from income tax for five years starting from 2019.

The Group continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of December 31, 2019, the tax years ended December 31, 2017 through December 31, 2019 for the Group’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Note 16 — CONCENTRATION OF MAJOR CUSTOMERS AND SUPPLIERS

For the year ended December 31, 2019, three customers accounted for 24%, 21% and 16% of the Group’s total revenue from the equipment and engineering segment. For the year ended December 31, 2019, two major sub-contractors accounted for approximately 25% and 24% of subcontract costs in the equipment and engineering segment. As of December 31, 2019, two general contractors who engaged the Group in installation projects accounted for approximately 54% and 43% of the Group’s total contracts receivable balance from the equipment and engineering segment. For the year ended December 31, 2019, three suppliers accounted for 22%, 15% and 11% of the Group’s accounts payable balance for the equipment and engineering segment, and no individual supplier accounted for more than 10% of the Group’s advances to suppliers balance.

Substantially all the financial services revenues were generated within China. For the year ended December 31, 2019, one customer accounted for approximately 100% of the Group’s total financial services revenue.

Note 16 — CONCENTRATION OF MAJOR CUSTOMERS AND SUPPLIERS - continued

For the year ended December 31, 2018, four customers accounted for approximately 13%, 12%, 11% and 10% of the Group’s revenue from equipment and engineer segment. For the year ended December 31, 2018, six major sub-contractors accounted for approximately 21%, 19%, 18%, 16%, 15% and 11% of subcontract costs in the equipment and engineering segment, respectively. As of December 31, 2018, two general contractors who provided the Group’s installation projects accounted for approximately 58% and 42% of the contracts receivable balance from the equipment and engineering segment. For the year ended December 31, 2018, three suppliers accounted for 34%, 21% and 15% of the Group’s accounts payable balance from the equipment and engineering segment, and no individual supplier accounted for more than 10% of the Group’s advances to suppliers balance.

For the year ended December 31, 2017, four major customers accounted for approximately 22%, 21%, 13% and 10%, of the Group’s total revenue from the equipment and engineering segment. For the year ended December 31, 2017, three major sub-contractors accounted for approximately 44%, 18% and 16% of subcontract costs from the equipment and engineering segment. As of December 31, 2017, two general contractors who provided for the Group’s installation projects accounted for approximately 58% and 42% of the Group’s total contracts receivable balance from the equipment and engineering segment. For the year ended December 31, 2017, only one supplier accounted for 18% of the Group’s accounts payable balance for the equipment and engineering segment, and one supplier accounted for 17% of the Group’s advance to suppliers balance.

Note 17 — SHAREHOLDERS’ EQUITY

On December 26, 2016, The Group completed its initial public offering (“IPO”) of 2,695,347 shares of its common stock at a public offering price of $4.00 per share. The gross proceeds from the offering were approximately $10.8 million before deducting placement agents’ commissions and other offering expenses, resulting in net proceeds of approximately $10.1 million. In connection with the offering, The Group’s common stock began trading on the NASDAQ Capital Market beginning on December 26, 2016 under the symbol “HEBT”.

On November 20, 2017, the Board approved an amendment to The Group’s Articles of Association to re-designate their common shares into Class A common shares and Class B common shares. The Class A common shares have one vote per share, and the Class B common shares have five votes per share. The Third Amended and Restated Memorandum of Association was filed with the BVI Registrar of Corporate Affairs on March 7, 2018

On June 14, 2019, the Shareholders of the Company approved a share transfer transaction by Wise Metro Development Co., Ltd., a British Virgin Islands company (“Wise”) and Mr. Zuoqiao Sun Zhang, a citizen of Guatemala (“Sun Zhang”; and together with Wise, “Sellers”) of all of such Sellers’ Class B common shares of the Group to NiSun International Enterprise Management Group Co., Ltd., a company organized under the laws of Cayman Islands (“NiSun Cayman”). Upon the close of the transaction, NiSun Cayman purchased (i) Wise’s 1,800,000 Class B common shares of The Group, par value $0.001 per share and (ii) Sun Zhang’s 5,978,400 Class B common shares of The Group, which will together constitute approximately 47.8% of all of The Group’s outstanding common shares at the time of the Closing on a fully diluted basis (Wise’s and Sun Zhang’s Class B common shares are referred to as the “Shares”). The Shares were automatically converted into Class A common shares upon transfer from the Sellers to the Buyer, and upon such transfer the Group had no remaining issued and outstanding Class B common shares. Upon this conversion, the Shares are entitled to one vote per share.

The Group had 50,000,000 authorized common shares at $0.001 par value per share, of which 17,710,471 Class A common shares were issued and outstanding as of December 31, 2019.

Public Offering Warrants

In connection with the IPO on December 26, 2016, The Group issued warrants equal to five percent (5%) of the shares issued in the IPO, totaling 134,768 shares to the placement agents (the “Public Offering Warrants”). The warrants carried a term of three years, and were not be exercisable for a period of six months from the closing of the IPO and were exercisable at $4.80 per share. Management determined that these warrants are equity instruments because the warrants are both a) indexed to its own stock; and b) classified in stockholders’ equity. The warrants were recorded at their fair value on the date of grant as a component of stockholders’ equity. As of December 31, 2019, all the warrants issued were forfeited and the total number of warrants outstanding was nil (December 31, 2018 - 134,768). The fair value of this Public Offering Warrants was $488,730. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: risk free rate of 1.58%; expected term of 3 years; exercise price of the warrants of $4.80; volatility of 90.7%; and expected future dividends of nil.

Shares issued for equity investment in Weijia

On March 10, 2018, the Group entered into a share acquisition agreement (the “Agreement”) with the sole shareholder of Xuzhou Weijia Biotechnology Co., Ltd. (“Weijia”) to acquire 49% of the equity in Weijia. Pursuant to the Agreement, The Group issued 1,442,778 unregistered Class A common shares (based on an agreed value of $2.00 per share, totaling $2,885,556) as a consideration to the individuals designated by the selling shareholder of Weijia (Note 11).

Note 17 — SHAREHOLDERS’ EQUITY - continued

Shares issued for Consulting Services

On January 13, 2016, the Group signed a consulting agreement with Weitian Group LLC (“Weitian”), to engage Weitian to provide certain consulting services. The agreement terminated on March 12, 2018. Pursuant to the agreement, The Group was required to pay Weitian $58,500 (the “Service Fee”). On March 15, 2018, The Group and Weitian signed a settlement agreement, pursuant to which The Group issued 31,452 unregistered Class A common shares to Weitian to settle the Service Fee on March 13, 2018 and The Group recorded a consulting fee of $58,500 included in general and administrative expenses for the year ended December 31, 2018.

On December 26, 2017, the Group signed a consulting agreement with Real Miracle Investments Ltd. (“Miracle”), to engage Miracle as its consultant to provide professional services related to The Group’s business strategies, marketing development, business operations, and merger and acquisitions, etc. As of December 31, 2017, the consulting services were not performed. The agreement had a term for one year. Pursuant to the agreement, the Group agreed to pay total of 100,000 shares of the Group’s common stock as compensation for the services within 90 days after signing of the agreement. The Group issued 100,000 unregistered Class A common shares to Miracle on March 12, 2018. The fair value of those shares was assessed at $181,000 based on the stock price of those shares upon issuance and the Group recorded consulting fee expense of $181,000 included in the general and administrative expenses for the year ended December 31, 2018.

Additional paid-in capital

On November 20, 2019, NiSun International Enterprise Management Group Co., Ltd. (“NiSun Cayman”), the controlling shareholder of the Group, contributed additional capital of $3,582,781 which has been shown as additional paid-in capital.

Shares to be issued for acquisition of Hengpu

In connection of the acquisition of Hengpu on December 31, 2019, the Group issued 1,440,894 Class A common shares to the original shareholders of Hengpu as purchase consideration. The fair value of the purchase consideration was $11,426,289 based on the weighted average of the closing share price of the Group for five trading days up to the date immediately prior to the signing date of purchase agreement.

Share incentive plan

The Board of directors approved a 2019 One Million Share Incentive Plan (the “2019 Plan”) on December 20, 2019, which permits the grant of restricted shares and options to the employees, directors, officers and consultants to purchase the Company’s Class A common shares. The maximum aggregate number of Class A common shares, which may be issued pursuant to all awards under the 2019 Plan, is 1 million shares The Plan is valid and effective for a term of ten years commencing from its adoption. As of December 31, 2019, no awards was granted under the Plan.

Note 18 — SEGMENT INFORMATION

For the years ended December 31, 2018 and 2017, the Group had only operated with one segment –equipment and engineering. Starting in July 2019, the Group’s operations are organized into two segments, consisting of the equipment and engineering and financial services segments. The Group derives the results of the segments directly from its internal management reporting system. The CODM reviews the performance of each segment based on its operating results and uses these results to evaluate the performance of, and to allocate resources to, each of the segments. Because substantially all of the Group’s long-lived assets and revenues are located in and derived from the PRC, geographical segments are not presented.

Segment information of the Group for the year ended December 31, 2019 as follows:

	Equipment and Engineering	Financial services	Consolidated
Revenue	$18,577,590	$2,525,524	$21,103,114
Gross profit	5,550,589	2,506,032	8,056,621
Interest expenses	(158,119)	-	(158,119)
Depreciation and amortization	(983,567)	(242,410)	(1,225,977)
Capital expenditures	(394,988)	-	(394,998)
Segment profit (loss)	1,270,684	1,469,306	2,739,990
Goodwill	-	11,074,864	11,074,864
Segment assets of December 31, 2019	$66,802,900	$17,996,357	$84,799,257

Note 19 — RELATED PARTY TRANSACTIONS

The table below sets forth major related parties of The Group and their relationships with the Group:

Entity or individual name	Relationship with the Group
Shanghai NiSun Enterprise Management Group Co., Ltd (“NiSun Shanghai”)	an entity under common control
Mr. Bodang Liu	the ultimate controlling shareholder of the Group
Mr. Anyuan Sun	Chief executive officer of the Group

(a) The Group entered into the following related party transactions:

Starting on July 12, 2019, the Group rented an office from NiSun Shanghai and incurred $63,749 of rent expense for the year ended December 31, 2019. The annual rent from NiSun Shanghai is approximately $113,200.

(b) The Group had the following significant related party balances:

As of December 31, 2019, the Group had a due to related party balance of $7,345,399 due to Mr. Bodang Liu, the ultimate controlling shareholder of the Group, of which, $7 million was related to the purchase price payable for acquisition of NiSun BVI (Note 3). The due to related party balance is non-interest bearing and due on demand. There was no balance due to Mr. Liu as of December 31, 2018.

As of December 31, 2019, the Group had a due to related party balance of $414,044 due to Mr. Anyuan Sun, the chief executive officer of the Group. The due to related party balance is non-interest bearing and due on demand. There was no balance due to Mr. Sun as of December 31, 2018.

Note 20 — COMMITMENTS AND CONTINGENCIES

Contingencies

The Group may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Group determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. As of December 31, 2019 and 2018, the Group was not aware of any litigation, lawsuits or claims against them.

Operating lease

Leases are classified as operating leases or finance leases in accordance with FASB ASC 842. The Group’s operating leases mainly related to land and office facilities. For leases with terms greater than 12 months, the Group records the related asset and lease liability at the present value of lease payments over the term. Certain leases include rental escalation clauses, renewal options and/or termination options, which are factored into the Company’s determination of lease payments when appropriate. As of December 31, 2019, the weighted average remaining lease term was 13.8 years and the weighted average discount rate was 4.75% for the Group’s operating leases. The Group’s lease costs are included within selling and administrative expenses on the consolidated statement of operations. For the year ended December 31, 2019, the lease cost amounted to $205,701.

The future undiscounted aggregate minimum lease payments under non-cancellable operating leases are as follows as of December 31, 2019:

For the Year Ending December 31,
2020	$275,516
2021	256,505
2022	261,676
2023	225,479
2014	116,886
thereafter	1,557,507
Total undiscounted future minimum lease payments	2,693,569
Less: Amounts representing interest	(735,085)
Total present value of operation lease liabilities	1,958,484
Less: current portion of operating lease liabilities	(188,557)
Non-current portion of operating lease liabilities	$1,769,927

Note 21 — SUBSEQUENT EVENTS

On March 2, 2020, The Group filed Form S-8 under the Securities Act to register its Class A common shares, par value $0.001 per share, issuable pursuant to the 2019 Stock Incentive Plan( the “Plan”). The Plan was approved by the shareholders at the annual shareholder meeting on December 20, 2019 and can issue up to 1,000,000 shares. We expect to incur additional share-based compensation expenses related to share options or restricted shares in the future as we plan to grant share options or restricted shares to our employees and directors.

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. COVID-19 has spread rapidly to many parts of the PRC and other parts of the world in the first quarter of 2020, which has caused significant volatility in the PRC and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the PRC and international economies and, as such, the Group is unable to determine if it will have a material impact to its operations.

On December 9, 2019, the Group entered into a definitive share purchase agreement with certain investors for a private placement of approximately 1.05 million Class A common shares at $6.21 per share. The private placement was previously expected to be closed about December 23, 2019. However, due to the business disruptions related to COVID-19 and other matters, the close of the transaction was deferred. Due to uncertainties, the Group expects to close the private placement prior to the end of April 2020.

On April 6, 2020 (the “grant date”), the Board approved an aggregate of 300,000 restricted stock awards to three key officers of the Group including the CFO, Vice president of marketing and Vice president of operations with 100,000 restricted stock award for each individual. One-third of the restricted stock issued shall be vest on the grant date, one-third of the restricted stock issued shall vest on the first anniversary of the grant date and the remaining one-third of the restricted stock issued shall vest on the second anniversary of the grant date.

Note 22 — RESTRICTED NET ASSETS

The Group’s ability to pay dividends is primarily dependent on the Group receiving distributions of funds from its subsidiaries and VIEs. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s subsidiaries and VIEs incorporated in the PRC only out of their retained earnings, after required statutory reserves, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Group’s subsidiaries and VIEs.

In accordance with the PRC laws and regulations, statutory reserve funds shall be made and can only be used for specific purposes and are not distributable as cash dividends. As a result of these PRC laws and regulations that require annual appropriation of 10% of net after-tax profits determined in accordance with PRC accounting standards and regulations to be set aside prior to payment of dividends as a general reserve fund or statutory surplus fund, The Group’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to The Group. For the years ended December 31, 2019 and 2018, the statutory reserve balance for the Group's entities established in the PRC was $516,193 and $15,069, respectively.

The Group performed a test on the restricted net assets of its consolidated subsidiaries and VIEs (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements”. Such restricted net assets amounted to approximately $12.6 million, or 23.3% of the Group’s total consolidated net assets, as of December 31, 2019.

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

a)	Condensed balance sheets

	December 31, 2019	December 31, 2018
Assets:
Cash and cash equivalents	$5,213	$607
Prepayments and advances, net	38,221	-
Due from intercompany and others	6,147,054	6,224,210
TOTAL CURRENT ASSETS	6,190,488	6,224,817
Investment in subsidiaries, VIE, and VIEs’ subsidiaries	48,218,876	30,532,534
TOTAL ASSETS	$54,409,364	$36,757,351
LIABILITIES
CURRENT LIABILITIES
Accrued expenses and other current liabilities	$464,044	$-
TOTAL CURRENT LIABILITIES	464,044	-

Shareholders’ equity
Class A common stock, $0.001 par value, 40,000,000 shares authorized, 17,710,471 and 8,491,177 shares issued and outstanding as of December 31, 2019 and 2018 respectively.	17,710	8,491
Class B common stock, $0.001 par value, 10,000,000 shares authorized, nil and 7,778,400 shares issued and outstanding as of December 31, 2019 and 2018 respectively.	-	7,778
Additional paid-in capital	28,369,076	13,361,447
Retained earnings	27,472,766	24,732,776
Accumulated other comprehensive income (loss)	(1,914,232)	(1,353,141)
Total shareholders’ equity	53,945,320	36,757,351
Total liabilities and shareholders’ equity	$54,409,364	$36,757,351

b)	Condensed statements of comprehensive income

	For the year ended December 31,
	2019	2018	2017

Selling and marketing	$(15,005)	$-	$(175,523)
Administrative	(408,656)	(2,093,307)	(1,858,689)
Other income (expense)	(820)	(686)	(236,304)
Share of profit (loss) in subsidiaries, VIEs and VIEs’ subsidiaries	3,164,471	$(3,050,722)	$9,406,903
Net income (loss)	2,739,990	(5,144,715)	7,136,387
Other comprehensive income
Foreign currency translation adjustment	(561,091)	(1,755,528)	2,249,081
Comprehensive income (loss)	$2,178,899	$(6,900,243)	$9,385,468

Note 22 — RESTRICTED NET ASSETS - continued

c)	Condensed statement of cash flows

	For the years ended December 31,
	2019	2018	2017

Cash flows from operating activities:
Net income(loss)	$2,739,990	$(5,144,715)	$7,136,387
Adjustments to reconcile net income to net cash used in operating activities
Share of earnings in subsidiaries, VIEs and VIEs’ subsidiaries	(3,164,471)	3,050,722	(9,406,903)
Impairment charge recognized	-	923,094	-
Due from intercompany and others	(38,561)	1,170,749	2,271,273
Accrued expenses and other current liabilities	467,648	-	-
Net cash provided by (used in) operating activities	4,606	(150)	757
Net (decrease)/increase in cash and cash equivalents	4,606	(150)	757
Cash and cash equivalents at beginning of the year	607	757	-
Cash and cash equivalents at end of the year	$5,213	$607	$757

Basis of presentation

Condensed financial information is used for the presentation of The Group, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in The Group’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIEs.

The parent company records its investment in its subsidiaries and VIEs under the equity method of accounting as prescribed in FASB ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries and VIEs” and their respective profit or loss as “Equity in profits of subsidiaries and VIEs” on the condensed statements of comprehensive income. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in a subsidiary and VIE is reduced to zero unless the parent company has guaranteed obligations of the subsidiary and VIE or is otherwise committed to provide further financial support. If the subsidiary and VIE subsequently reports net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

The parent company’s condensed financial statements should be read in conjunction with the Group’s consolidated financial statements.