Form 20-F
period 2020-12-31
Nisun International Enterprise Development Group Co., Ltd
filed 2021-05-03
CIK 1603993

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________

For the transition period from                          to

Commission file number 001-37829

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD

(Exact name of Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

99 Danba Rd, Bldg C9

Putuo District, Shanghai

People’s Republic of China

(Address of principal executive offices)

Changjuan Liang, Chief Financial Officer

+86-577-8689-5678– telephone

liangchangjuan@cnisun.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Symbol	Name of each exchange on which registered
Class A common shares, par value $0.001 per share	NISN	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 20,555,129 Class A Common Shares and Nil Class B Common Shares.

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

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Emerging growth company ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

☐ Yes     ☐ No

i

Conventions Used in this Annual Report

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only, “we,” “us,” “our company,” “Company,” “our” and “Nisun International” refer to:

●	NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD, formerly Hebron Technology Co., Ltd., a British Virgin Islands company limited by shares (“Nisun International” when individually referenced);

●	NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd. (“NiSun BVI”) (also referred to as 宁圣国际企业管理集团（维尔京群岛）有限公司), a limited company established under the laws of the British Virgin Islands and a wholly-owned subsidiary of Nisun International;

●	NiSun International Enterprise Management Group (Hong Kong) Co., Limited (“NiSun HK”) (also referred to as 宁圣国际企业管理集团（香港）有限公司), a limited company established under the laws of Hong Kong and a wholly-owned subsidiary of NiSun BVI;

●	NiSun (Shandong) Industrial Development Co., Ltd. (“NiSun Shandong”) (also referred to as 宁圣（山东）产业发展有限公司), a limited company established under the laws of China (“PRC”) and a wholly-owned subsidiary of Nisun HK;

●	NingChen (Shanghai) Enterprise Management Co., Ltd (“NingChen”) (also referred to as 宁臣（上海）企业管理有限公司), a PRC company and a wholly-owned subsidiary of NiSun Shandong;

●	Fintech (Shanghai) Digital Technology Co., Ltd (“Fintech”) (also referred to as 范太克（上海）数字科技有限公司), a PRC company and a consolidated affiliate controlled by Ningchen through a series of agreements;

●	Khorgos Fintech Network Technology Co., Ltd (“Khorgos”) (also referred to as 霍尔果斯泛太克网络科技有限公司), a PRC company and a wholly-owned subsidiary of Fintech;

●	FintechSupply Chain Management (Jiangsu) Co., Ltd. (“Fintech Jiangsu”) (also referred to as 范太克供应链管理（江苏）有限公司), a PRC company and a wholly-owned subsidiary of Fintech;

●	Fintech Supply Chain Management (Shandong) Co. Ltd. (“Fintech Shandong”) (also referred to as 范太克供应链管理（山东）有限公司), a PRC company and a wholly-owned subsidiary of Fintech;

●	Fanlunke Supply Chain Management (Shanghai) Co., Ltd. (“Fanlunke”) (also referred to as 范伦克供应链管理（上海）有限公司), a PRC company and a wholly-owned subsidiary of Fintech;

●	Fintech Supply Chain Management (Ningbo) Co. Ltd. (“Fintech Ningbo”) (also referred to as 范太克供应链管理（宁波）有限公司), a PRC company and a wholly-owned subsidiary of Fintech;

●	Fintech (Henan) Supply Chain Management Co. Ltd. (“Fintech Henan”) (also referred to as 范太克（河南）供应链管理有限公司), a PRC company and a wholly-owned subsidiary of Fintech;

●	Shanxi Fintech Supply Chain Management Co. Ltd. (“Fintech Shanxi”) (also referred to as 陕西范太克供应链管理有限公司), a PRC company and an 80%-owned subsidiary of Fintech;

●	Inner Mongolia Fintech Supply Chain Management Co. Ltd. (“Fintech Inner Mongolia”) (also referred to as 内蒙古范太克供应链管理有限公司), a PRC company and a 70%-owned subsidiary of Fintech;

●	Jilin Lingang Supply Chain Management Co., Ltd. (“Jilin”) (also referred to as 吉林省临港供应链管理有限公司), a PRC company and a wholly-owned subsidiary of Fintech;

●	Jilin Province Lingang Hengda Supply Chain Management Co. Ltd. (“Hengda”) (also referred to as 吉林省临港恒达供应链管理有限公司), a PRC company and a wholly-owned subsidiary of Jilin;

●	NiSun family office (“Guangzhou”) Co., Ltd (“Guangzhou”) (also referred to as 宁圣家族办公室（广州）有限公司), a PRC company and a wholly-owned subsidiary of Fintech;

●	Nanjing NiSun Gold Co., Ltd. (“NiSun Nanjing”) (also referred to as 南京宁圣黄金有限公司), a PRC company and a wholly-owned subsidiary of Fintech;

●	Shandong Taiding International Investment Co., Ltd (“Taiding”) (also referred to as 山东泰鼎国际投资有限公司), a joint venture company established under the laws of PRC and 80% owned by NiSun BVI;

●	Beijing Hengtai Puhui Information services Co., Ltd (“Hengpu”) (also referred to as 北京恒泰普惠信息服务有限公司), a PRC company and a consolidated affiliate controlled by Ningchen through VIE agreements;

●	Hangzhou Fengtai Supply Chain Management Co., Ltd. (also referred to as 杭州丰钛供应链管理有限公司), a PRC company and a wholly-owned subsidiary of Hengpu;

●	Nami Holding (Cayman) Co., Ltd. (“Nami Cayman”), a Cayman Islands exempted company established under the laws of the Cayman Islands and a wholly-owned subsidiary of Nisun International;

●	Nami Holding (Hong Kong) Co., Limited (“Nami HK), a Hong Kong company and a wholly-owned subsidiary of Nami Cayman;

●	Shanghai Naqing Enterprise Management Co., Ltd. (“Naqing”) (also referred to as 上海纳卿企业管理有限公司), a PRC company and a wholly-owned subsidiary of NiSun Shandong;

●	Shanghai Nami Financial Consulting Co., Ltd. (“Nami Shanghai”) (also referred to as 上海纳觅财务咨询有限公司), a PRC company and a consolidated affiliate controlled by Naqing through a series of agreements;

●	Hong Kong Xibolun Technology Limited, a Hong Kong limited company (“Xibolun HK,” and together with its subsidiaries referred to as “Xibolun Group”), which was wholly owned by Nisun International until its disposition on November 30, 2020;

●	Zhejiang Xibolun Automation Project Technology Co., Ltd. (“Xibolun Automation”) (also referred to as 浙江希伯伦自控工程科技有限公司or Zhejiang Xibolun Automatically Control System Engineering Technology Co., Ltd. in China), a PRC company and a wholly-owned subsidiary of Xibolun HK;

●	Wenzhou Xibolun Fluid Equipment Co., Limited (“Xibolun Equipment”) (also referred to as 温州希伯伦流体设备有限公司 or Wenzhou Xibolun Fluid Equipment Co., Ltd. in China), a PRC company and a wholly-owned subsidiary of Xibolun HK, which holds 30% of Xibolun Equipment directly and the remaining 70% through its direct subsidiary, Xibolun Automation.

In addition, Hebron is the English romanization of Xibolun in Chinese.

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. The exchange rates in effect as of December 31, 2020 and 2019 were US$1.00 for RMB 6.5250 and RMB 6.9618, respectively. The average exchange rates for the years ended December 31, 2020, 2019 and 2018 were US$1.00 for RMB 6.9042, RMB 6.9081, and RMB 6.6090, respectively. We use period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

For the sake of clarity, this annual report follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of the Chief Executive Officer will be presented as “Xiaoyun Huang,” even though, in Chinese, Mr. Huang’s name is presented as “Huang Xiaoyun.”

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

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of operations data for the three years ended December 31, 2020, 2019 and 2018, and the selected consolidated balance sheets data as of December 31, 2020, 2019 and 2018 have been derived from our audited consolidated financial statements. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

(All amounts in U.S. dollars, except Shares outstanding)

Statement of operations data:

	For the Years Ended December 31,
	2020	2019	2018
Revenue	$42,190,191	$2,525,524	$-
Cost of revenue	19,973,656	19,492	-
Gross profit	22,216,535	2,506,032	-
General and administrative expenses	8,188,736	1,082,631	1,170,900
Selling expenses	3,181,810	93,620	-
Bad debt expense	-	-	923,094
Research and development expenses	817,770	155,216	-
Income (loss) on operations	10,028,219	1,174,565	(2,093,994)
Other income (expense), net	244,274	1,371	-
Interest and investment income	585,177	-	-
Income (loss) before income taxes	10,857,670	1,175,936	(2,093,994)
Provision (benefit) for income taxes	941,064	(55,731)	-
Net income (loss) from continuing operations	9,916,606	1,231,667	(2,093,994)
(Loss) income from discontinued operations, net of tax	(22,971,016)	1,508,323	(3,050,751)
Net (loss) income	(13,054,410)	2,739,990
Less: net income (loss) attributed to non-controlling interest	37,380	-	(5,144,745)
Net (loss) income attributed to the shareholders	(13,091,790)	2,739,990	(5,144,745)
Foreign currency translation income (loss)	5,507,420	(561,091)	(1,755,528)
Comprehensive (loss) income	$(7,584,370)	$2,178,899	$(6,900,273)

Balance sheet data:

	As of December 31,
	2020	2019	2018
Current assets	$60,399,271	$52,916,672	$38,421,753
Total assets	$108,096,829	$94,000,689	$56,653,676
Current liabilities	$26,803,286	$37,434,697	$19,683,973
Total liabilities	$28,159,431	$40,065,176	$19,896,324
Total shareholders’ equity	$79,937,398	$53,935,513	$36,767,352
Shares outstanding	20,555,129	17,710,471	16,269,577

B.	Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

C.	Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

D.	Risk Factors

Summary Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Our Business and Industry

●	We have a limited operating history in the rapidly evolving supply chain and financial services industries, and any unforeseeable changes and uncertainties could adversely affect our operating results and future prospects.

●	If we are unable to innovate or respond effectively to the ever-changing financial technologies and industry practice, our business and results of operations would be materially adversely affected.

●	We rely on our cooperation with our customers and industry partners, and if our technology solutions or services cannot meet the needs or expectations of customers and partners for any reason, we could lose our established market share.

●	We are subject to evolving regulatory requirements, and if we fail to adapt to regulatory changes, our business and prospects may be materially and adversely affected.

●	Failure to manage growth will cause disruption to our operations and impair our ability to generate revenue.

●	We have modified our business models and had substantial strategic changes to our business operations, and may be subject to additional risks and uncertainties as a result.

●	We cannot assure you that our growth strategies will be successful.

●	Cyber-attacks or any failure to adequately maintain data security and prevent unauthorized access to confidential information could materially adversely affect our reputation, financial condition and operating results.

Risks Related to Doing Business in China

●	Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China and materially and adversely affect our competitive position

●	Chinese economic growth slowdown may have a negative effect on our business.

●	We may be classified as a “Resident Enterprise” of China, which would result in unfavorable tax consequences.

●	Uncertainties with respect to the PRC legal system could adversely affect us.

●	Shareholders may experience difficulties in effecting service of legal process, enforcing foreign judgments, including those obtained in the U.S., or bringing actions in China against us or our management based on foreign laws.

Risks Related to Our Corporate Structure

●	If the PRC government finds that the contractual arrangements that establish the structure for operating our business do not comply with PRC laws and regulations, we could be subject to severe consequences.

●	We rely on our contractual arrangements with our consolidated affiliates and their shareholders for business operations, which may not be as effective as direct ownership in providing operational control.

●	Shareholders of VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

●	Our VIE agreements may be subject to scrutiny by the PRC tax authorities which may determine that we or our consolidated affiliates owe additional taxes.

Risks Related to Ownership of Our Common Shares

●	We are an “emerging growth company,” and the reduced reporting requirements applicable to emerging growth companies may make our Class A common shares less attractive to investors.

●	British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

●	The laws of the British Virgin Islands provide little protection for minority shareholders, and minority shareholders will have little or no recourse if the shareholders are dissatisfied with the conduct of our affairs.

●	The market price of our Class A common shares may be volatile or may decline regardless of our operating performance, and shareholders may not be able to resell their shares.

●	We do not intend to pay dividends for the foreseeable future.

Risks Related to Our Business and Industry

We have a limited operating history in the rapidly evolving supply chain and financial services industries, and any unforeseeable changes and uncertainties could adversely affect our operating results and growth prospects.

Financial technologies have brought dynamic and rapidly changes to the financial services and supply chain industries in China. The regulatory framework for those industries is also evolving and may remain uncertain for the foreseeable future. We provide technology-driven customized financing solutions to small- and mid-sized enterprises (SMEs) (hereinafter referred to as “SME financing solutions”) and direct banking solutions to small- and mid-sized commercial banks (referred to as “direct banking solutions” or “other financing solutions”) in China. We commenced our financial service operations in 2019 after we acquired NiSun BVI and its subsidiaries and contractually controlled affiliates, Fintech (Shanghai) Digital Technology Co., Ltd. (“Fintech”) and Beijing Hengtai Puhui Information Services Co., Ltd (“Hengpu”). We expanded our financial service operations following the acquisition of Nami Holding (Cayman) Co., Ltd.

In January 2020, we commenced our supply chain solutions service operations. Supply chain industry is at a relatively early stage of its development in China, and there are few established players with well-recognized business models that we can follow or build upon. In addition, we face uncertainties related to increased competition and a changing regulatory environment in China’s supply chain finance industry. As the financial services market dynamics, regulatory environment and our business continue to evolve, we may need to introduce new services from time to time or modify the existing business models. Any significant change to our existing business models may not achieve expected results and may have a material impact on our financial condition and results of operations. It is therefore difficult to effectively assess the future prospects of our operations. Investors should consider our business and prospects based on such uncertainties that we encounter or may encounter in this fast-growing industry, including, but not limited to:

●	our ability to adapt to the changing macroeconomic environment in China and around the world, which may be influenced by a number of factors, such as geopolitical factors, global financial market volatility and pandemics such as COVID-19;

●	our ability to compete successfully with our industry peers, some of whom may have more resources in the business than we do;

●	our response to changes in the regulatory environment;

●	our solutions to meet the changing needs of our customers and partners, including those resulting from changes in the regulatory environment in which they operate;

●	our ability to maintain and strengthen our relationships with key stakeholders in the supply chain finance industry, including, but not limited to, core enterprises and their suppliers, as well as financial institutions;

●	our strategy to reach more core enterprises and financial institutions and increase the volume of transactions that process commodity flows through our technology solutions;

●	our innovations and diversification of our solution products;

●	improvement of our operational efficiency;

●	measures to safeguard the security of our IT systems and confidentiality of the data we obtain and use through our solutions and systems;

●	ability to attract, retain, and motivate talented employees;

●	solutions to potential litigation such as regulatory, intellectual property infringement, data privacy, or other claims; and

●	other potential risks and uncertainties inherently associated with our industry and our operations;

If we are unable to effectively address those identified and unknown risks and uncertainties, or fail to adapt to changes in the financial services industry, our business, financial condition and operating results could be materially adversely affected.

If we are unable to innovate or respond effectively to ever-changing financial technologies and industry practice, our business and results of operations would be materially adversely affected.

The supply chain and SME financing markets in which we compete are subject to rapid and significant changes. Operating in the financial service industry requires cutting-edge technology to digitize supply chain finance processes and optimize payment cycles. We offer a wide range of solutions built upon our cutting-edge technologies such as AI, blockchain, big data, and cloud technology to digitize and optimize payment cycles throughout the supply chain procurement process. Innovation is key to improving our finance solution products and developing new technologies to meet ever-changing customer needs. If we fail to innovate or invest in technology innovation, our competitive position could be compromised, which in turn could have a material and adverse impact on our business, financial condition, operating results and prospects.

Our success will depend in part on our ability to adapt and respond to the technology changes in a timely and effective manner. It requires us to continue to invest significant resources to enhance our technology infrastructure and research and development efforts. Changes and developments in the supply chain finance industry may also require us to reevaluate our existing business models or financial solutions from time to time and make significant adjustments to our long-term strategy and business plans. We cannot assure you that we will succeed in implementing those initiatives. If we are unable to respond to technological developments or industry practices in a cost-effective manner, our business, financial position, and operating performance may be materially adversely affected.

We rely on our cooperation with our customers and industry partners, and if our technology solutions or services cannot meet the needs or expectations of customers and partners for any reason, we could lose our established market share.

Our relationships with our customers and partners are critical to our success. We generate revenue primarily by providing financial services and technology solutions to our customers and partners for service fees. In our supply chain solutions business, much of our business depends on our relationships with core enterprises and financial institutions and their willingness to continue to work with us. Almost all of our customers apply a complex and rigorously screened bidding process in selecting their fintech solutions partners to address some of their most challenging yet frequently encountered problems. We have been successful in building trusted relationships with those core enterprises and financial institutions and believe we will continue to deliver satisfactory fintech solutions to those businesses. However our service agreements are usually non-exclusive in nature, and they may choose to use their in-house research and development capabilities or choose our competitors to develop their supply chain fintech platforms and solutions. We cannot guarantee our customers and industry partners will renew contracts with us on a long term basis or at all, nor can we be certain that the customer will not engage other third-party technology solution providers for their technical solution needs.

Our ability to maintain and expand our customer base and build long-term relationships with our partners also depends on a number of other factors, such as:

●	our technologies and solutions to keep up with rapid technological change and the ability to compete in the market;

●	our adaptation to meet changing customer needs and expectations;

●	satisfaction level of our customers and partners with the performance, customization and effectiveness of our solutions and customer service;

●	our ability to accurately predict market trends and deliver attractive products and services at a prices sensitive to market demands;

●	the success and development of our customers and partners; and

●	overall economy conditions, market and regulatory developments.

Our business, financial condition, operating results and prospects may be materially adversely affected if our technology solutions or services cannot meet the needs or expectations of customers and partners, or our customers and partners opt for their in-house team or our competitors to provide them technology solutions.

We are subject to evolving regulatory requirements, and if we fail to adapt to regulatory changes, our business and prospects may be materially and adversely affected.

Many aspects of our business, including the provision of internet information, consulting services to customers and banks, online publication services relating to financial product information, and financing solutions services, among others, are subject to supervision and regulation by various governmental authorities in China. In addition, as we continue to expand the solutions on our platform, we may be subject to new and more complex regulatory requirements. We are also required to comply with applicable laws and regulations in relevant jurisdictions to protect the privacy and security of our customers’ information. Legal and regulatory restrictions may delay, or possibly prevent, some of our solutions or services from being offered, which may have a material adverse effect on our business, financial condition and results of operations. Violation of laws and regulations may also result in severe penalties, confiscation of illegal income, revocation of licenses and, under certain circumstances, criminal prosecution.

The PRC regulatory framework governing financial services and related technology services is evolving. New laws or regulations may be promulgated, which could impose new requirements or prohibitions that render our operations or our technologies non-compliant. In addition, due to uncertainties and complexities of the regulatory environment, we cannot assure you that regulators will interpret laws and regulations the same way we do, or that we will always be in full compliance with applicable laws and regulations. To remedy any violations, we may be required to modify our business models, solutions and technologies in ways that render our solutions less appealing. We may also become subject to fines or other penalties, or, if we determine that the requirements to operate in compliance are overly burdensome, we may elect to terminate potentially non-compliant operations. If those situations were to happen, our business, financial condition and results of operations may be materially and adversely affected.

Failure to manage our growth could cause disruption to our operations, impair our ability to generate revenue and strain our operational and other resources.

Since 2019, our business has experienced significant growths through acquisitions and service solution diversification. Our growth strategy includes increasing market penetration of our existing products and services, enhancing our financial technologies, developing new products, and increasing the number of industries and customers we serve. Pursuing these strategies has resulted in, and will continue to result in substantial demands on our capital and operating resources. In particular, the management of our growth will require, among other things:

●	successful integration of our existing operations and acquired businesses;

●	continued technology innovations and R&D capability enhancement;

●	stringent cost controls and adequate replenishable liquidity;

●	strengthening of financial and risk controls;

●	increased marketing, sales and support activities; and

●	retaining, training and hiring qualified employees and professionals.

If we are not able to manage our growth successfully, our business, financial condition and operating results would be materially and adversely affected.

We have modified our business models and had substantial strategic operational adjustments to our business as a result of changes in the regulatory mandates as well as our corporate reorganizations, and we may be subject to risks, uncertainties or potential liabilities associated with our legacy business, products or services.

Given the complexities, uncertainties and changes in the laws, rules, regulations, policies and administrative measures governing our industries and business operations, we have modified our business models and practices in response to changes in regulatory requirements and our strategies. In addition, among historical financial service products some of our affiliated entities offered, they had ceased to facilitate certain financial intermediary services before being acquired by our Company as a result of the legal and policy changes in the PRC financial industry. In addition, in the normal course of business, legacy Xibolun Group that has been divested by us in 2020 may still be subject to challenges from PRC taxing authorities regarding the amounts of taxes due. Although Xibolun Group management believed it had paid all accrued taxes owed, PRC taxing authorities may take the position that Xibolun Group owed more taxes than it had paid and could hold us liable for any overdue taxes that may be levied despite that Xibolun Group is no longer a part of our consolidated group.

We are not aware any PRC authorities have imposed such liability or administrative penalties on us as of the date of this prospectus. Nevertheless, we cannot assure you that we will not be subject to liabilities or regulatory penalties in connection with the historical products or services our affiliates previously offered. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of any violation of those policies and rules until notified by the relevant agencies, and we cannot assure you that our affiliates or disposed operations would not cause us to be subject to liabilities or administrative penalties even though the relevant products or operations had not been or no longer are associated with our Company. Any of such occurrence may materially and adversely affect our client relationship, reputation and business operations.

We cannot assure you that our growth strategies will be successful or that we will not incur loss in the future.

We implement diversified and complimentary business strategies in pursuing our growth. However, many obstacles to our growth exist, including, but not limited to, increased competition from similar businesses, our ability to improve our products and product mix to realize the benefits of our solution services, unexpected costs and costs associated with marketing efforts. We cannot assure you that we will be able to successfully overcome such obstacles, increase market share or succeed in achieving our goals. Our inability to implement this internal growth strategy successfully may have a negative impact on our growth, future financial condition, results of operations or cash flows.

In addition, we have incurred losses in the past. We cannot assure you that we will be able to generate profits in the future. We may experience losses due to our continued investments in technology, talent, content, brand recognition, customer base expansion and other initiatives. Our profitability also depends on our ability to manage our costs and expenses. We intend to manage and control our costs and expenses as a proportion of our total revenues, but there can be no assurance that we will achieve this goal. Our ability to achieve and sustain profitability is affected by various other factors, some of which are beyond our control, such as changes in macroeconomic and regulatory environment or competitive dynamics in the industry. Accordingly, shareholders should not rely on our financial results of any prior period as an indication of our future performance.

From time to time we may evaluate and pursue strategic investments or acquisitions, which could require significant management attention, disrupt our existing operations and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to expand our operations and further increase the value of our services to our customers. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction or may be unable to obtain the benefits of such transaction.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	difficulties in integrating the operations, personnel, systems, data, technologies, rights, platforms, products and services of the acquired business;

●	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

●	difficulties in retaining, training, motivating and integrating key personnel;

●	diversion of management’s time and resources from our daily operations;

●	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

●	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;

●	risks of entering markets in which we have limited or no prior experience;

●	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

●	failure to successfully further develop the acquired technology;

●	liability for activities of the acquired business before the acquisition, such as violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

●	potential disruptions to our ongoing businesses; and

●	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

We have made certain investments and acquisitions during the past year, including, for example, working with local partners in Shandong to establish our Tai’an subsidiary as a key holding and operational platform and acquiring Nami Cayman and its subsidiaries and operating affiliates to support the growth of our SME financing solution services. However, our investments and acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will prove to be profitable or bring value to our shareholders.

COVID-19 pandemic had an adverse effect on some operations of our business and may have material impact on our future business operations.

The COVID-19 pandemic has negatively impacted the global economy, disrupted business operations of various industries, and created significant volatility and disruption of financial markets. In the Spring of 2020, our operations were temporarily affected by travel restrictions, office closings, home quarantine, delays in project implementation, on-site work and business development, among others. For fiscal year 2020, the COVID-19 pandemic did not have a material negative impact on the Company’s financial services business. However, the COVID-19 pandemic resulted in material adverse effects on the Company’s discontinued equipment and engineering business. Employees had very limited access to Xibolun Group’s manufacturing facilities, and as a result, the Company experienced difficulty in providing manufacturing and installation services. In addition, some of the Company’s customers and suppliers experienced financial distress, delayed or defaulted on their payments, reduced the scale of their business, and suffered disruptions in their business, which in turn had caused further adverse impact on the equipment and engineering business.

After the Spring of 2020, the COVID outbreak in China has gradually been controlled and we also returned to normal operations. However, the pandemic could adversely affect our business and financial results in 2021 if any virus resurges cause significant disruptions to our operations or the business of our supply chain customers, logistics and service providers, and negative impact to the pricing of our products. We cannot predict the severity and duration of the impact from such resurgence, if any. If any new outbreak of COVID-19 is not effectively and timely controlled, or if government responses to outbreaks or potential outbreaks are severe or long-lasting, our business operations and financial condition may be materially and adversely affected as a result of the deteriorating market outlook, the slowdown in regional and national economic growth, weakened liquidity and financial condition of our customers or other factors that we cannot foresee. Any of these factors and other factors beyond our control could have an adverse effect on the overall business environment, cause uncertainties in the regions where we conduct business, and could materially and adversely impact our business, financial condition and results of operations.

If we cannot compete effectively, our results of operations could suffer.

Competition in the SME financing industry has been intense, and increasingly more participants have also entered into the supply chain solutions market. Our competitors operate with different business models, have different cost structures or participate selectively in different markets. They may ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their financial service platforms and customers. Our competitors may also have longer operating histories, more extensive customer bases, greater brand recognition and brand loyalty and broader partner relationships than us. Additionally, a current or potential competitor may acquire one or more of its existing competitors or form a strategic alliance with one or more of its competitors. Our competitors may be better at developing new products or services, responding faster to new technologies, or undertaking more extensive and effective marketing campaigns. If we are unable to compete with such companies and meet the need for innovation in the financial services industry, the demand for our financial services could stagnate or substantially decline, our financial services business could experience reduced revenues or fail to achieve or maintain more widespread market acceptance, any of which could harm our business and results of operations.

If SME financial products traded on provincial or regional financial assets exchanges become restricted or prohibited, or if such financial assets exchanges are prohibited from listing exchange administered products, our results of operations and financial condition would be materially and adversely affected.

We provide small-and mid-size enterprises with financing solution services in connection with the listing of their securities on the provincial or regional financial assets exchanges in the PRC. The PRC government has not adopted a regulatory framework governing such local exchanges or the listing, trading and distribution of exchange administered products. The local financial assets exchanges are established upon approval of the local governments, and the exchange administered products listed and traded on these exchanges are filed with and approved by local financial asset exchanges under the supervision of the offices of finance at the municipal and provincial levels. As a result, the major product types selected for distribution on such exchanges are dependent upon the local regulatory environment and policies. If any significant product types are discouraged by the local government authorities, our product portfolio, distribution services and related revenues may be negatively impacted.

In addition, although the local financial exchanges are regulated by the local government subject to the two prohibitive provisions issued by the State Council, we cannot guarantee that they would not be covered by the tightened national financial supervision system. If they are subject to approval or guidance of any national regulatory bodies, such as the People’s Bank of China, China Banking and Insurance Regulatory and Administration Committee, or the CSRC, these financial exchanges may be prohibited from listing certain or all of the products currently traded on such exchanges, or be prohibited from engaging in such listing and trading services. Under that circumstance, we may have to change our business model and as a result, our operating results from SME financing solution services would be materially and adversely affected.

We depend on our industry partners to derive a substantial portion of our revenues.

We derive a substantial portion of our revenues from our cooperation with industry partners, including state-owned enterprises in our supply chain finance operations, financial institutions underwriting our customers’ securities on the financial asset exchanges and commercial banks distributing various financial products. If we lose any of the product providers, sponsors or acquirers, or any of our partners significantly reduces its volume of business with us, our revenues and profitability would be substantially reduced if we are unable seek alternative partners on a timely basis, or at all. In addition, the product volume we source and distribute from specific product providers may vary from period to period, particularly because we are not the exclusive distributor for any particular product provider. Our dependence on our financial product providers, sponsors or acquirers may also adversely affect our ability to negotiate fee rates with our customers, which may in turn materially and adversely affect our results of operations.

While we are not aware of any data breach in the past, cyber-attacks, computer viruses or any future failure to adequately maintain security and prevent unauthorized access to electronic and other confidential information could result in a data breach which could materially adversely affect our reputation, financial condition and operating results.

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

We also face indirect technology, cybersecurity and operational risks relating to the third parties whom we work with to facilitate our business activities, including, among others, third-party online service providers who manage accounts for our customers and external cloud service provider. As a result of increasing consolidation and interdependence of technology systems, a technology failure, cyber-attack or other information or security breach that significantly compromises the systems of one entity could have a material impact on its counterparties. Any cyber-attack, computer viruses, physical or electronic break-ins or similar disruptions of such third-party service providers could adversely affect our operations and could result in misappropriation of funds of our customers.

Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with customers and cooperation partners could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.

Any negative publicity and allegations against us may adversely affect our brand and reputation, which may harm our ability to attract and retain customers and business partners and result in material adverse impact on our business, results of operations and prospects.

Negative publicity and allegations about us, our products and services or our financial results, including by short sellers or investment research firms, regardless of their veracity, may adversely damage our brand, public image and reputation, harm our ability to attract and retain customers and result in material adverse impact on our share price, business, results of operations and prospects. For example, on June 3, 2020, a short seller issued a report alleging that, among other things, the private placement we consummated in December 2019, Hengpu acquisition and Nami acquisition were undisclosed related party transactions which we failed to disclose. The trading price of our shares declined and a shareholder class action lawsuit was filed against us and some of our directors and senior executive officers with the United States District Court for the Southern District of New York which is currently pending. While the findings and conclusions of the independent investigation conducted by the special counsel have refuted the relevant allegations set out in the short report, nevertheless our share price fluctuated after such negative publicity.

The loss of any of our key customers could reduce our revenues and our profitability.

For the year ended December 31, 2020, three customers accounted for approximately 31%, 21% and 12% of the Company’s total revenue from financial service business. As of December 31, 2020, three customers accounted for approximately 45%, 20% and 17% of the Company’s total accounts receivable balance. For the year ended December 31, 2019, one customer accounted for approximately 100% of our total financial services revenue and accounts receivable from the financial services.

We have not entered into long-term contracts with any of these major customers and instead rely on individual orders from such customers. Therefore, there can be no assurance that we will maintain or improve the relationships with these customers, or that we will be able to continue to serve these customers at current levels or at all. As the majority of our revenues are driven by individual orders for services, our major customers often change each period based on when a given order is placed. Although long-term contracts do not exist in our industry and our customers often make orders repeatedly, if we cannot develop and maintain long-term relationships with major customers or replace major customers from period to period with equivalent customers, the loss of such sales could have an adverse effect on our business, financial condition and results of operations.

Our supply chain solutions services are capital driven operations, and if we cannot maintain the level of capital and funding sources needed to support our solutions services to our customers, our business would be harmed.

For our supply chain solutions services, we participate as an intermediary and a trading partner in the procurement and distribution transactions, automate the transaction payments and streamline the supply chain finance process. Such supply chain transactions are common for the commodity-based industry such as the agriculture, infrastructure and energy markets. As such, our supply chain solutions services may be considered capital intensive operations in the merchandise flows from the upstream procurement to the downstream distribution. Further, to remain competitive and enhance customer experience and the quality of our services, we need to make continued investment to develop new solution products and expand into new industries. Such endeavors carry risks, such as cost overruns, delays in delivery or lack of acceptance from our clients or partners. There can be no assurance that we will have sufficient funds available to maintain the levels of funding or future investment required to support our products or innovations, and any delay in the delivery of new services or the failure to accurately predict and address market demand could render our services less desirable to our customers and cooperation partners. While we have made continued efforts to diversify revenue and funding sources, we cannot assure you that such efforts would be successful or could remain or become increasingly diversified in the future. If we become dependent on a small number of customers or funding sources, and any such entities decide not to collaborate with us, change the commercial terms to the extent unacceptable to us or limit the funding available on our platform, such constraints may materially limit our ability to serve our customers. As a result, our business, financial condition, results of operations and cash flow may be materially and adversely affected.

Our PRC subsidiaries’ and consolidated affiliates’ books and records are prepared in accordance with China GAAP, not U.S. GAAP.

Substantially all of the business operations of the Company are located in Mainland China. Although Nisun International’s reports are prepared in accordance with U.S. GAAP, our PRC subsidiaries’ books and records are prepared in accordance with China GAAP. Despite our efforts to improve the Company’s controls and procedures, our accounting personnel do not have sufficient knowledge, experience and training in maintaining our books and records in accordance with U.S. GAAP standards. This has required us to obtain help to assist in the preparation of our financial statements for U.S. GAAP reporting until we are capable of doing internally. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm the value of our shares.

We are substantially dependent upon our senior management and key information technology and development personnel.

We are highly dependent on our senior management to manage our business and operations and our key research and development personnel for the development of new products and the enhancement of our existing products and technologies. In particular, we rely substantially on members of our senior management, including Chief Executive Officer, Xiaoyun Huang, Chief Financial Officer, Changjuan Liang, and senior executives of Fintech, Hengpu and Nami to manage our operations.

While we provide the legally required personal insurance for the benefit of our employees, we do not maintain key man life insurance on any of our senior management or key personnel. The loss of any one of them would have a material adverse effect on our business and operations. Competition for senior management and our other key personnel is intense and the pool of suitable candidates is limited. We may be unable to locate a suitable replacement for any senior management or key personnel that we lose. In addition, if any member of our senior management or key personnel joins a competitor or forms a competing company, they may compete with us for customers, business partners and other key professionals and staff members of our Company. Although each of our senior management and key personnel has signed a confidentiality agreement in connection with their employment with us, we cannot assure you that we will be able to successfully enforce these provisions in the event of a dispute between us and any member of our senior management or key personnel.

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

We rely on a combination of copyright, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. Our affiliated entities own a number of trademarks in China, all of which have been properly registered with regulatory agencies such as the State Intellectual Property Office and Trademark Office. This intellectual property has allowed our products to earn market share in the financial services and supply chain solutions industries.

We also rely on trade secret rights to protect our business through non-disclosure agreements with certain employees. If any of our employees breach their non-disclosure obligations, we may not have adequate remedies in China, and our trade secrets may become known to our competitors. In accordance with Chinese intellectual property laws and regulations, we will have to renew our trademarks once the terms expire.

Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend our intellectual property rights, or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

We may be exposed to intellectual property infringement and other claims by third parties which, if successful, could disrupt our business and have a material adverse effect on our financial condition and results of operations.

Our success depends, in large part, on our ability to use and develop our technology and know-how without infringing third party intellectual property rights. As litigation concerning intellectual property has become more common in China, we face a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain intellectual property rights that will prevent, limit or interfere with our ability to use or sell our products in either China or other countries, including the United States. In addition, the defense of intellectual property suits, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to:

●	pay damage awards;

●	seek licenses from third parties;

●	pay ongoing royalties;

●	redesign our products; or

●	be restricted by injunctions,

each of which could effectively prevent us from pursuing some or all of our business and result in our customers or potential customers deferring or limiting their purchase or use of our branded products, which could have a material adverse effect on our financial condition and results of operations.

Our brands or reputation and the reputation of the financial service industry may materially and adversely be affected by factors outside of its control.

Enhancing the recognition and reputation of the brands of our financial services is critical to its business and competitiveness. Factors that are important to this objective include but are not limited to its ability to:

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

Any negative publicity by the media or other parties about the foregoing or other aspects of our services, including but not limited to our management, business, compliance with laws, whether with merit or not, could severely hurt its reputation and harm its business and operating results.

Certain factors that may adversely affect our reputation are beyond our control. Negative publicity about our industry partners, service providers or other counterparties, such as negative publicity about their revenue generating practices and any failure by them to adequately protect the information of their investors, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm the reputation of our financial services model working with those industry partners. Furthermore, any negative development in the financial services industry, such as bankruptcies or failures of other financial technology platforms, or negative perception of the industry as a whole, such as that arises from any failure of other financial advisory service providers or their technology platforms to detect or prevent money laundering or other illegal activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and have a negative impact on our ability to attract new customers. Negative developments in the financial services industry, such as fraudulent behavior and/or the closure of other financial service platforms, may also lead to tightened regulatory scrutiny of the industry and limit the scope of permissible business activities that may be conducted by the industry participants. If any of the foregoing were to occur, our business and results of operations could be materially and adversely affected.

Our operations depend on the performance of the internet infrastructure and fixed telecommunications networks in China.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. We reoly on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our digital technology systems and platform. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage.

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pays for telecommunications and internet services rise significantly, our results of operations may be adversely affected. Furthermore, if internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

We face risks related to health pandemics or disease outbreaks.

In general, our business could be adversely affected by the effects of pandemic, including but not limited to, the COVID-19, avian influenza, severe acute respiratory syndrome (SARS), the influenza A virus, Ebola virus, or other outbreaks. In response to an pandemic, government and other organizations may adopt regulations and policies that could lead to severe disruptions to our daily operations, including temporary closure of our offices and other facilities. These severe conditions may cause us and/or our suppliers and customers to make internal adjustments, including but not limited to, temporarily closing down our business, limiting business hours, and setting restrictions on travel and/or visits with clients and suppliers for a prolonged period of time. Various impacts arising from a severe condition may cause business disruption, resulting in a material, adverse impact to our financial condition and results of operations.

Substantially all of our revenues and our workforce are concentrated in the PRC. Consequently, our results of operations will likely be adversely, and may be materially, affected, to the extent that the COVID-19 or any other pandemic harms the Chinese and global economy in general. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the health pandemics and the actions taken by government authorities and other entities to contain the health pandemics or alleviate its impact, almost all of which are beyond our control. Potential impacts include, but are not limited to, the following:

●	temporary closure of offices, travel restrictions or suspension of services of our customers and suppliers have negatively affected, and could continue to negatively affect, the demand for our services;

●	our customers that are negatively impacted by the outbreak of health pandemics, may reduce their budgets on equipment and engineering projects or delay the progress of the related projects or have less demands on our financial service which may materially adversely impact our revenue;

●	our customers may require additional time to pay us or fail to pay us at all, which could significantly increase the amount of accounts receivable and require us to record additional allowances for doubtful accounts, which may in turn adversely affect our financial condition and operating results; and

●	any disruption of our supply chains, logistics providers or customers could adversely impact our business and results of operations, including causing our subcontractors to temporarily cease operation for a period of time, which may also lead to delayed project progress and business harm to us;

Because of the possible future uncertainty surrounding the COVID-19, the financial impact related to the pandemic of and response cannot be reasonably estimated at this time. There is no guarantee that our total revenues will grow or remain at the similar level year-over-year in the future. We may have to record downward adjustments, if conditions have not been significantly improved and global stock markets have not recovered from recent declines.

Risks Related to Doing Business in China

Adverse changes in political climate and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China and materially and adversely affect our competitive position.

Substantially all of our business operations are conducted in China. Our business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. This government involvements has been instrumental in China’s significant growth in the past 30 years. In response to the global and Chinese economic downturns, the PRC government has adopted policy measures aimed at stimulating the economic growth in China. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of our industry or otherwise negatively affects our business, our growth rate or strategy and our results of operations could be adversely affected as a result.

Chinese economic growth slowdown may have a negative effect on our business.

Since 2014, Chinese economic growth has been slowing down from double-digit GDP speed. The annual rate of growth declined from 7.3% in 2014 to 6.9% in 2015, to 6.7% in 2016, to 6.9% in 2017, to 6.6% in 2018, and to 6.1% in 2019. Due to the impact of COVID-19, China’s economic growth rate in 2020 has slowed to 2.3%, its lowest level in years. While technology-based financial services companies have not been affected by the pandemic on the same level as companies in certain other industries, nevertheless a slow economic growth could adversely affected many of our customers and partners, which in turn may materially adversely affected our financial condition and results of operations.

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

Nisun International does not have a PRC enterprise or enterprise group as its primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of the Notice, so we believe the Notice is not applicable to us. However, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in the Notice to evaluate the tax residence status of Nisun International.

We do not believe that we meet some of the conditions outlined. As a holding company, the key assets and records of Nisun International including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that have been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Nisun International should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in the Notice were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

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

Shareholders may experience difficulties in effecting service of legal process, enforcing foreign judgments, including those obtained in the U.S., or bringing actions in China against us or our management based on foreign laws.

We are a holding company incorporated under the laws of the British Virgin Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all our key employees and all, but one, directors are PRC residents and reside within China. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside mainland China, including our management. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the British Virgin Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions, including the U.S., in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

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

We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive income (loss).” For the years ended December 31, 2020, 2019 and 2018, we had foreign currency translation gain of $5.5 million, foreign currency loss of $1.8 million and foreign currency translation gain of $2.2 million, respectively. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange gains and losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

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

There are uncertainties under the PRC laws relating to the procedures for U.S. regulators to investigate and collect evidence from companies located in the PRC.

Shareholder claims that are common in the U.S., including securities law class actions and fraud claims, among other matters, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law, which became effective in March 2020, or Article 177, the securities regulatory authority of the State Council may collaborate with securities regulatory authorities of other countries or regions in order to monitor and oversee cross border securities activities. Article 177 further provides that overseas securities regulatory authorities are not permitted to carry out investigation and evidence collection directly within the territory of the PRC, and that any Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to overseas agencies without prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council.

Our principal business operations are conducted in the PRC. In the event that the U.S. regulators carry out investigations with respect to our business and need to conduct investigation or collect evidence within the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may consider cross-border cooperation with securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC. However, there can be no assurance that the U.S. regulators could succeed in establishing such cross-border cooperation in a specific case or could establish the cooperation in a timely manner. If U.S. regulators are unable to conduct such investigations, such U.S. regulators may determine to suspend and ultimately delist our common shares from the Nasdaq Capital Market or choose to suspend or de-register our SEC registration.

Newly enacted Holding Foreign Companies Accountable Act, recent regulatory actions taken by the SEC and the Public Company Accounting Oversight Board, or the PCAOB, and proposed rule changes submitted by Nasdaq calling for additional and more stringent criteria to be applied to China-based public companies could add uncertainties to our capital raising activities and compliance costs.

In April 2020, the SEC then-Chairman, Jay Clayton, and PCAOB Chairman, William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

In May 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, such as China, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

In May 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (“HFCAA” or the “Act”) requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange.

In August 2020, the President’s Working Group on Financial Markets (“PWG”) issued a Report on Protecting United States Investors from Significant Risks from Chinese Companies. The Report made five recommendations designed to address risks to investors in U.S. financial markets posed by the Chinese government’s failure to allow audit firms that are registered with the PCAOB to comply with U.S. securities laws and investor protection requirements. Among the recommendations was advice to enhance the listing standards of U.S. exchanges to require, as a condition of initial and continued exchange listing, PCAOB access to main auditor work papers either directly or through co-audits.

On December 2, 2020, the U.S. House of Representatives passed the HFCAA. On December 18, the HFCAA was signed into law. Among other things, the HFCAA amends the Sarbanes-Oxley Act of 2002 to require the SEC to prohibit the securities of foreign companies from being traded on U.S. securities markets, if the company retains a foreign accounting firm that cannot be inspected or investigated completely by the PCAOB for three consecutive years, beginning in 2021. The Act also requires foreign companies to make certain disclosures about their ownership by governmental entities. The HFCAA requires the SEC to issue new rules within 90 days of the enactment to implement the Act.

In a statement issued on December 18, 2020, the SEC then-Chairman Clayton observed that the SEC staff’s proposal in response to the PWG’s recommendations would substantially overlap with the Act. As a result, Clayton indicated that he had directed the SEC staff to consider providing a single consolidated proposal for the SEC’s consideration on issues related to the PCAOB’s access to audit work papers, exchange listing standards, and trading prohibitions.

On March 24, 2021, the SEC adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the HFCAA. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K and 20-F and other forms with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in a company’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

The lack of access to the audit work paper or other inspections prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of those accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections.

Our independent registered public accounting firm that issued the audit reports incorporated by reference elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is based on the U.S. and has been inspected by the PCAOB on a regular basis. However, the recent U.S. legislative and regulatory developments as related to PRC companies listing or seeking to list stock on U.S. exchanges would add uncertainties to the trading and price volatility of our common shares and this ATM offering. We cannot be certain whether SEC, Nasdaq or other U.S. regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, geographic reach, or sufficiency of resources as it relates to the audit of our financial statements.

Additional factors outside of our control related to doing business in China could negatively affect our business.

Additional factors that could negatively affect our business include a potential significant revaluation of the Renminbi, which may result in an increase in the cost of commodity or products in the PRC supply chain industry, labor shortages and increases in labor costs in China as well as difficulties in moving products manufactured in China out of the country, whether due to infrastructure inadequacy, labor disputes, slowdowns, PRC regulations and/or other factors. Prolonged disputes or slowdowns can negatively impact both the time and cost of goods. Natural disasters or health pandemics impacting China can also have a significant negative impact on our business. Further, the imposition of trade sanctions or other regulations against products supplied or sold in the supply chain industry transactions for which we provide solutions or the loss of “normal trade relations” status with China could significantly affect our operating results and harm our business.

Risks Related to Our Corporate Structure

If the PRC government finds that the contractual arrangements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of internet-based businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except e-commerce) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Special Administrative Measures (Negative List) for Foreign Investment Access (2020 Edition) issued on June 23, 2020 and effective on July 23, 2020, by the National Development and Reform Commission, or the NDRC, and the PRC Ministry of Commerce, and other applicable laws and regulations.

We are a British Virgin Islands company. To comply with PRC laws and regulations, we conduct our financing solutions and supply chain service operations in China through a series of contractual arrangements entered into between our subsidiaries and VIEs and shareholders of the VIEs. As a result of these contractual arrangements, we exert control over VIEs and their subsidiaries and consolidate the VIEs’ operating results in our financial statements under U.S. GAAP. We believe our current ownership structure and the contractual arrangements among our subsidiaries, VIEs and the shareholders of the VIEs are not in violation of existing PRC laws, rules and regulations; and those contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with our opinion.

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entities structures will be adopted or if adopted, what they would provide. In particular, in January 2015, the Ministry of Commerce, or MOFCOM, published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. In December 2018, the Standing Committee of the National People’s Congress published a discussion draft of a new proposed Foreign Investment Law, aiming to replace the major existing laws governing foreign direct investment in China. On January 29, 2019, the discussion draft with slight revisions, or the New Draft Foreign Investment Law, was submitted for review. Pursuant to the New Draft Foreign Investment Law, foreign investments shall be subject to the negative list management system. However, the New Draft Foreign Investment Law does not mention “actual control” as regulated in the previous draft and the position to be taken with respect to the existing or future companies with the “variable interest entities” structure. On March 15, 2019, the Foreign Investment Law of the People’s Republic of China, or the Final Foreign Investment Law, with slight revision, was finally issued and became effective on January 1, 2020.

Although variable interest entities structures are not included in the Final Foreign Investment Law, it is uncertain whether any interpretation and implementation of the Final Foreign Investment Law or new PRC laws, rules or regulations relating to variable interest entities structures will be adopted or if adopted, what they would provide. If the ownership structure, contractual arrangements and business of our PRC subsidiary or its consolidated VIEs are found to be in violation of any existing or future PRC laws or regulations, or our PRC subsidiary fails to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating its income or the income of its PRC subsidiary or consolidated variable interest entities, revoking the business licenses or operating licenses of its PRC subsidiary or consolidated variable interest entities, discontinuing or placing restrictions or onerous conditions on its operations, requiring our PRC operations to undergo a costly and disruptive restructuring and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our financial service business operations and severely damage its reputation, which would in turn materially and adversely affect its business, financial condition and results of operations. If any of these occurrences results in its inability to direct the activities of its consolidated variable interest entities, and/or its failure to receive economic benefits from its consolidated variable interest entities, we may not be able to consolidate our VIEs’ results into our consolidated financial statements in accordance with U.S. GAAP.

We rely on our contractual arrangements with VIEs and the shareholder of VIEs for our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with Fintech, Hengpu and Nami to operate our SME financing solutions, supply chain and other financing solutions business in the future. These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated affiliates. For example, VIEs and their shareholders could breach their contractual arrangements by, among other things, failing to conduct their operations, in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the VIEs. However, under the current contractual arrangements, we rely on the performance by the VIEs and their shareholders of their obligations under the contracts to exercise control over our consolidated entities. The shareholders of VIEs may not act in the best interests of ours or may not perform their obligations under these contracts. Such risks exist throughout the period in which we operate our business through the contractual arrangements with the VIEs. Although we have the right to replace any shareholder of the consolidated variable interest entities under the contractual arrangement, if any shareholder of such entity is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce the rights under the contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, the contractual arrangements with VIEs may not be as effective in ensuring our control over the relevant portion of its business operations as direct ownership would be.

Shareholders of VIEs may have potential conflicts of interest with ours, which may materially and adversely affect our business and financial condition.

The equity interests of the VIEs are beneficially owned by several individual shareholders through holding companies. Such VIE shareholders’ interests in VIE may differ from the interests of our Company as a whole. VIE shareholders may breach, or cause VIEs to breach, the existing contractual arrangements between us and VIEs, which would have a material adverse effect on our ability to effectively control the consolidated variable interest entities and receive economic benefits from them. For example, shareholders of VIEs may be able to cause the VIE agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to our subsidiaries on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of VIE shareholders will act in the best interests of our Company or such conflicts will be resolved in our favor.

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

Contractual arrangements in relation to our consolidated variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated variable interest entities owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between NingChen and Naqing, our wholly-owned subsidiaries in China, consolidated VIEs in China, and the shareholders of the VIEs were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the VIEs’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing tax expenses of NingChen and Naqing. In addition, if NingChen or Naqing requests the shareholders of VIEs to transfer their equity interests in the VIEs at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject the VIEs to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our consolidated variable interest entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our consolidated VIEs that are material to the operation of our business if the VIE goes bankrupt or becomes subject to a dissolution or liquidation proceedings.

The VIE holds certain assets that are material to the operation of our financial services business, including domain names and equipment for our financial technology platform. Under the contractual arrangements, VIEs may not and VIE shareholders may not cause it to, in any manner, sell, transfer, mortgage or dispose of their assets or their legal or beneficial interests in the business without its prior consent. However, in the event a VIE shareholder breaches these contractual arrangements and voluntarily liquidates the VIE or the VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without NingChen’s or Naqing’s consent, it may be unable to continue some or all of its business activities, which could materially and adversely affect its business, financial condition and results of operations. If the VIE undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of their assets, thereby hindering our ability to operate its business, which could materially and adversely affect its business, financial condition and results of operations.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies, which may make it more difficult for you to evaluate our performance and prospects.

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

The laws of the British Virgin Islands provide little protection for minority shareholders, and minority shareholders will have little or no recourse if the shareholders are dissatisfied with the conduct of our affairs.

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

The trading price for our Class A common shares has fluctuated since we first listed our common shares. After our common shares became listed on the Nasdaq on December 27, 2016, the trading price of our Class A common shares has ranged from $0.72 to $18.21 per share for the year ended December 31, 2020, and the last reported trading price on April __, 2021 was $__ per Class A common share. The market price of our common shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

Our staggered board structure may prevent a change in control of our company.

Our board of directors is divided into three classes of directors. The current terms of the directors expire in 2021, 2022 and 2023. Directors of each class are chosen for three-year terms upon the expiration of their current terms, and each year the shareholders elect one class of directors. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders.

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

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD, formerly Hebron Technology Co., Ltd. (“Nisun International” or the “Company”) was established under the laws of the British Virgin Islands (“BVI”) on May 29, 2012 as a company limited by shares. The Company is a holding company and conducts its business through its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of VIEs in the People’s Republic of China (‘‘PRC’’).

We have had three major reorganizations since our inception. In connection with our initial public offering, we consummated the first reorganization to acquire our equipment and engineering business (the “IPO Reorganization”) in 2016. We became the ultimate parent company of Hong Kong Xibolun Technology Limited (“Xibolun HK”) and its PRC subsidiaries, Wenzhou Xibolun Fluid Equipment Co., Limited (“Xibolun Equipment”) and Zhejiang Xibolun Automation Project Technology Co., Ltd. (“Xibolun Automation”) (collectively referred to as the “Xibolun Group”), which before the IPO Reorganization, were all controlled by Mr. Anyuan Sun, our former Chairman of the Board and CEO. The Xibolun Group conducts equipment and engineering services operations focusing on the research, development and manufacture of valves, pipe fittings fluid equipment, with an emphasis on the manufacture and installation of intelligent valves used in the pharmaceutical, biological, food and beverage, and other clean industries in the PRC.

We commenced the second corporate restructure in July 2019 for the acquisition of our financial services business. We expanded our operations into the financial services industry through the acquisition of NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd. (“NiSun BVI”), its subsidiaries and consolidated affiliate, Fintech (Shanghai) Digital Technology Co., Ltd. (“Fintech”), and subsidiaries of Fintech (collectively, “Fintech” or “Fintech Subsidiary Group”). In 2019, Fintech provided comprehensive financing solution services to SMEs primarily in connection with SME financings sponsored or underwritten by financial institutions and also provided distribution and management services for direct banking products issued by small- and medium-sized commercial banks in China.

Since July 2019, our financial services industry operations have experienced significant growth through several subsequent acquisitions and organizational changes. In December 2019, we acquired a controlling interest in Beijing Hengtai Puhui Information Service Co. Ltd., a PRC company, and its subsidiaries (collectively, “Hengpu” or “Hengpu Subsidiary Group”) through certain contractual arrangements. Hengpu provides a full set of financing solution services in SME financings. In May 2020, we acquired Nami Holding (Cayman) Co., Ltd., a Cayman Islands exempted company (“Nami Cayman”), and its subsidiaries and consolidated affiliated entity (collectively, “Nami” or “Nami Subsidiary Group”) pursuant to a share purchase agreement. Nami provides financial advisory and intermediary financing solutions services matching small- and mid-sized enterprises and high quality investors in China.

On September 22, 2020, we changed our corporate name from “Hebron Technology Co., Ltd.” to “Nisun International Enterprise Development Group Co., Ltd” and in connection with the name change, the trading symbol of our Class A common shares on the Nasdaq Capital Market was changed to “NISN” from “HEBT,” effective on November 16, 2020. The new corporate name reflects our Company’s current core financial services business and enables different service business to integrate various brands under one corporate identity.

In December 2020, based on a preliminary agreement with the local government, we established a wholly owned subsidiary, Nisun (Shandong) Industry Development Co., Ltd (“Nisun Shandong”), in Tai’an, Shandong province. Nisun Shandong is a holding company for our existing PRC operating subsidiaries and is expected to be a key operations platform. In 2020, we also formed several operating subsidiaries in different regions of China in response to the operational demands in our supply chain solutions and SME financing solutions services.

On November 30, 2020, to streamline our businesses, we completed the third corporate restructure whereby we sold all of our equity interest in Xibolun HK to Wise Metro Development Co., Ltd., an entity controlled by our former Chairman and CEO, Mr. Anyuan Sun (“Wise Metro”). The disposition of Xibolun HK (the “Disposition”) was consummated pursuant to a Call Option Agreement we entered on April 16, 2019 with Wise Metro under which Wise Metro was granted an option to purchase all of the equity of the Xibolun Group for a period beginning six months after the effective date of the Call Option Agreement and expiring two years and six months after the agreement effective date. Upon exercise, the purchase price to exercise the Call Option Agreement would be equal to the fair market value of the Xibolun Group at the time of exercise of the Call Option as determined by a qualified and experienced business appraisal firm appointed by us and Wise Metro. On June 14, 2019, our shareholders approved our entry into the Call Option Agreement. On May 11, 2020, Wise Metro exercised the Call Option to acquire the Xibolun Group. We completed the Disposition on November 30, 2020.

Through the transfer of Xibolun HK and the resulting divestiture of our interests in Xibolun HK’s operating subsidiaries, Xibolun Automation and Xibolun Equipment, we discontinued our legacy equipment and engineering business and disposed of our minority interest in Xuzhou Weijia Biotechnology Co., Ltd. We sold the legacy businesses for a gain of approximately $0.14 million.

On March 24, 2021, we completed the latest subsidiary reorganization whereby Nami Cayman and its Hong Kong subsidiary transferred all of the equity they held in Naqing and the economic interests in Nami Shanghai to Nisun Shandong. Following the transaction, Naqing became a wholly-owned subsidiary of Nisun Shandong, which holds a controlling interest in Nami Shanghai.

Corporate Information

Our principal executive offices are located at 99 Danba Road, Bldg C9, Putuo District, Shanghai, People’s Republic of China. Our telephone number is +86-21-2357-0055.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. We maintain our websites at https://www.fintaike.com for Fintech, at https://www.ihengpu.com for Hengpu, and at www.namizx.com.cn for Nami.

Principal Corporate Activities

Below is a brief summary of principal activities of our Company since its formation.

●	January 25, 2005, Xibolun Equipment was incorporated.

●	June 14, 2011, Xibolun HK was formed in accordance with laws and regulations of Hong Kong.

●	July 21, 2011, Xibolun HK acquired 30% ownership interest of Xibolun Equipment.

●	May 29, 2012, Hebron Technology was established under the laws of the British Virgin Islands as a holding company.

●	September 24, 2012, Xibolun Automation was incorporated.

●	December 5, 2012, Xibolun HK acquired 100% ownership interest of Xibolun Automation from Hebron Technology, Xibolun Equipment, and Zhejiang Xibolun.

●	October 22, 2012, Hebron Technology acquired 100% ownership interest of Xibolun HK. As a result, Xibolun HK became a wholly owned subsidiary of Hebron Technology.

●	July 29, 2013, Mr. Anyuan Sun transferred his 70% ownership interest in Xibolun Equipment to Xibolun Automation.

●	December 27, 2016, Hebron Technology completed an initial public offering of 2,695,347 common shares. The offering was completed at an issuance price of $4.00 per share. Prior to the offering, the Company had 12,000,000 issued and outstanding shares, and after the offering, the Company had 14,695,347 issued and outstanding shares. The Company issued to the placement agent in the initial public offering, warrants to purchase 134,768 common shares for an exercise price of $4.80 per share. The placement agent’s warrants have a term of three years.

●	March 7, 2018, Hebron Technology re-classified and re-designated our common shares into Class A common shares and Class B common shares by filing the Third Amended and Restated Memorandum of Association with the BVI Registrar of Corporate Affairs. Pursuant to the Third Amended and Restated Memorandum of Association, our authorized shares are re-classified and re-designated into 50,000,000 common shares of par value of US$0.001 each, of which 40,000,000 share are designated as Class A common shares of par value of US$0.001 each and 10,000,000 shares are designated as Class B common shares of par value of US$0.001 each. Each Class A common share is entitled to one vote and each Class B common share is entitled to five votes on all matters subject to vote at our shareholders’ meetings. After the reclassification and re-designation, 6,916,947 Class A common shares and 7,778,400 Class B common shares were issued and outstanding. Our former Chief Executive Officer, Mr. Anyuan Sun, beneficially owns all of the 7,778,400 Class B common shares. The Nasdaq marketplace effective date is March 12, 2018.

●	March 10, 2018, Hebron Technology entered into a share acquisition agreement with the sole shareholder of Xuzhou Weijia Bio-Tech Co., Ltd. (“Weijia Bio-Tech”) and Weijia Bio-Tech to acquire 49% of the equity in Weijia Bio-Tech. As consideration, we were obligated to issue 1,442,778 unregistered Class A common shares (based on an agreed value of $2.00 per share) to the individuals designated by the selling shareholder of Weijia Bio-Tech within 20 business days after signing the agreement. On April 17, 2018, the parties signed an addendum to extend 20 business days to 40 business days. Effective as of April 9, 2018, we issued 1,442,778 unregistered Class A common shares pursuant to the agreement. On or about April 11, 2018, we completed the acquisition of the 49% equity interest in Weijia Bio-Tech.

●	April 16, 2019, Hebron Technology entered into a securities purchase agreement with Wise Metro Development Co., Ltd. (“Wise Metro”), Zuoqiao Sun Zhang (“Sun Zhang”; and together with Wise, “Sellers”) and NiSun Cayman, pursuant to which NiSun Cayman would acquire 7,778,400 Class B Common Shares from the Sellers. Upon the consummation of the share purchase transaction in July 2019, all of the Class B common shares were automatically converted into Class A common shares.

●	July 12, 2019, Hebron Technology acquired all of the equity of NiSun BVI for a consideration of $7 million. NiSun BVI effectively controls Fintech through a series of variable interest agreements. At acquisition, Fintech was the parent company of Khorgos Fintech Network Technology Co., Ltd (“Khorgos”), Jilin Lingang Trade Co., Ltd (“Jilin”) and NiSun Family Office (Guangzhou) Co., Ltd (“Guangzhou”).

●	November 8, 2019, NiSun BVI entered into a cooperation agreement with Tai’an Keyuan Infrastructure Investment Construction Co., Ltd. (“Keyuan”) to form a joint venture entity, Shandong Taiding International Investment Co., Ltd (“Taiding”), of which NiSun BVI and Keyuan hold 80% and 20%, respectively, of the equity interest in Taiding. Taiding was formed on November 12, 2019.

●

December 15, 2019, Hebron Technology entered into a share exchange agreement with Hengpu and shareholders of Hengpu to acquire a controlling interest in Hengpu in exchange for issuance of 1,440,894 Class A Common Share of the Company to Hengpu’s shareholders. The Company, through its subsidiary NingChen, obtained an effective control of Hengpu upon the entry into a series of VIE agreements with Hengpu. At acquisition, Hengpu owned a 92% equity interest of Hangzhou Fengtai Technology Co., Ltd (“Fengtai”) and 100% equity interest of Dunhua Midtown Assets Management Registration Center Co., Ltd.

●

May 31, 2020, Hebron Technology acquired Nami Cayman, and its subsidiaries and consolidated affiliated entity (collectively, “Nami” or “Nami Subsidiary Group”) pursuant to a share purchase agreement. At acquisition, Nami Cayman owned all of the equity in Nami HK and Naqing, and Naqing controlled Nami Shanghai through a series of VIE agreements. Nami provides financial advisory and intermediary financing solutions services matching small- and mid-sized enterprises and high quality investors in China.

●

September 22, 2020, we changed our corporate name from “Hebron Technology Co., Ltd.” to “Nisun International Enterprise Development Group Co., Ltd” and in connection with the name change, the trading symbol of our Class A common shares on the Nasdaq Capital Market was changed to “NISN” from “HEBT,” effective on November 16, 2020. The new corporate name reflects our Company’s current core business and enables different service business to integrate various brands under one corporate identity.

●

November 30, 2020, to streamline our businesses, we disposed of Xibolun HK to Wise Metro, an entity controlled by our former Chairman and CEO, Mr. Anyuan Sun. The disposition of Xibolun HK (the “Disposition”) was consummated pursuant to a Call Option Agreement we entered on April 16, 2019 with Wise Metro under which Wise Metro was granted an option to purchase all of the equity of the Xibolun Group for a period beginning six months after the effective date of the Call Option Agreement and expiring two years and six months after the agreement effective date. Upon exercise, the purchase price to exercise the Call Option Agreement would be equal to the fair market value of the Xibolun Group at the time of exercise of the Call Option as determined by a qualified and experienced business appraisal firm appointed by us and Wise Metro. On June 14, 2019, our shareholders approved our entry into the Call Option Agreement. On May 11, 2020, Wise Metro exercised the Call Option to acquire the Xibolun Group. We completed the Disposition on November 30, 2020.

●

December 15, 2020, based on a preliminary agreement with the local government, the Company established a wholly owned subsidiary, Nisun (Shandong) Industry Development Co., Ltd (“Nisun Shandong”), in Tai’an, Shandong province. Nisun Shandong is a holding company for our PRC operating subsidiaries and is expected to be a key operations platform.

●

December 21, 2020, the Company announced that Fintech entered into a strategic collaboration agreement with Shanghai Petroleum and Natural Gas Exchange (“SHPGX”). SHPGX is a national-level energy trading platform for energy products approved by the Shanghai municipal government and operates under the direct guidance of the National Development and Reform Commission and the National Energy Administration. Under the agreement, Fintech and SHPGX agreed to join forces to expand technology support services to members of SHPGX’s trading platform through the provision of supply chain management and financial services, targeting upstream and downstream enterprises in the energy industry.

●	August through December 2020, Fintech formed a number of operating subsidiaries in different regions of China in response to the operational demands in our supply chain solutions services, including:

●	Fintech (Henan) Supply Chain Management Co., Ltd. (“Fintech Henan”), a wholly owned subsidiary of Fintech;

●	Fintech (Jiangsu) Supply Chain Management Co., Ltd. (“Fintech Henan”), a wholly owned subsidiary;

●	Fanlunke Supply Chain Management (Shanghai) Co., Ltd. (“Fanlunke”), a wholly owned subsidiary;

●	Fintech Supply Chain Management (Ningbo) Co., Ltd, a wholly owned subsidiary;

●	Nanjing Nisun Gold Co., Ltd. (“Nisun Gold”), a wholly owned subsidiary;

●	Fintech (Shandong) Supply Chain Management Co., Ltd. (“Fintech Shandong”), a wholly owned subsidiary;

●	Jilin Lingang Hengda Supply Chain Management Co., Ltd. (“Lingang Hengda”), a wholly owned subsidiary of Jilin Lingang Supply Chain Management Co., Ltd, a wholly owned subsidiary of Fintech;

●	Shanxi Fintech Supply Chain Management Co., Ltd (“Fintech Shanxi”), a 80%-owned subsidiary;

●	Inner Mongolia Fintech Supply Chain Management Co., Ltd (“Fintech Inner Mongolia”), a 70%-owned subsidiary.

B.	Business Overview

We are a technology-driven, integrated supply chain solutions and financial services provider focused on transforming China’s corporate finance industry. Leveraging our rich industry experience, we provide supply chain solutions to both PRC and non-PRC enterprises and financial institutions. Our full range of service solutions span from technology supply chain management, to technology asset routing, and digital transformation of technology and financial institutions, enabling the industries we serve to strengthen and grow. Further, we offer a wide range of technology-driven customized financing solutions to small- and mid-sized enterprises (SMEs) in China to improve SMEs’ access to capital through our closed-loop ecosystem built on fintech platforms. Furthermore, we provide direct banking solutions to small- and medium-sized commercial banks and other financial institutions in their distribution and management of direct banking and other financial products. Built on our proprietary financial technology, our fintech platforms offer specialized asset allocation and financial planning services to institutional and individual investors.

Prior to the disposition of the Xibolun Group in November 2020, we conducted our business operations primarily in two industries, our legacy equipment and engineering and the financial services. Following the disposition, we no longer operate in the equipment and engineering industry, and the financial services industry and its related industries are the only sector of the PRC economy we serve. Our financial services operations have experienced rapid growth since July 2019 and have quickly evolved to become our core business, while the performance of our legacy equipment and engineering business had not met management expectations in the prior several years before the disposition.

In 2019, we provided comprehensive financing solution services to SMEs primarily in connection with SME financings sponsored or underwritten by financial institutions (previously referred to by us as underwriting related advisory services) and also provided distribution and management service for direct banking products issued by small- and medium-sized commercial banks in China. SME financing solution services are operated by Fintech and Hengpu. Nami provides financial advisory and intermediary financial services matching SMEs and high quality investors in China. Fintech also provides banking product distribution and management services.

We commenced our supply chain solutions business in January 2020. Fintech and its subsidiaries provide our customers with professionally tailored solutions for supply chain management, technology asset routing, and digital transformation of technology and financial institutions. With a focus on finance and industry linkage, we serve the upstream and downstream enterprises and transactions of the supply chain industry while facilitating supply-side sub-sector reforms. Our digitally linked platform connects commercial banks, securities firms, trusts, funds, insurance companies, state-owned enterprises and other participants in the supply chain industry.

Our business operations are comprised of three main service models: SME Financing Solutions, Supply Chain Solutions and Other Financing Solutions. We earn one-time advisory fees for our services provided to SMEs for offerings on PRC provincial or national financial assets exchanges or other designated capital markets underwritten by financial institutions in accordance with the service agreements with underwriters, financial institutions or financial product providers. In addition, we also provide ongoing customer management services to small and medium commercial banks and financial institutions in distributing and sourcing funds for their direct banking and other financial products in exchange for recurring service fees. Our intermediary matching service fee is earned upon the purchase of the financial products.

We use cutting-edge technologies, including big data, artificial intelligence, Internet of Things, and blockchain in the financial service. We are committed to leveraging our open fintech platforms and ecosystem and providing comprehensive financial solutions to facilitate digital transformation of financial institutions and enterprise customers.

Our Strengths

We believe our following strengths enable us to seize the opportunities in China’s financial services and supply chain industries:

●	Scale and capacity to offer a comprehensive set of financial solutions to SMEs by leveraging our closed-loop finance ecosystem. We have built multi-faceted integrated closed-loop finance ecosystems in which each line of our operations complements the services provided by other subsidiaries while our customers benefit from the combined service capacity and a full set of financing solutions we offer. Our systems of comprehensive solutions enable SMEs to acquire financings in an efficient and customized manner to facilitate a healthy enterprise development process.

●	In-depth understanding of the supply chain industry. As a key intermediary to facilitate every step of the transaction in the procurement process, we understand the complexity of the supply chain system and the needs of core enterprises, suppliers, buyers and other parties in the procurement process, and our expertise insight enables us to design tailored supply chain solutions for our customers and build mutually benefited relationships with the industry participants.

●	Data intelligence and technology capability affording added value to SMEs. Our data processing and analytical capacity help industry participants optimize their decision making in their transaction and financing processes. Supported by big data, artificial intelligence, Internet of Things, blockchain and other cutting-edge technologies, we are well positioned to support the enterprise development of SMEs and other industry participants, help tackle challenges of corporate capital turnover, reduce financing costs, and improve business efficiency.

●	Diversified high-quality customers. Our core customers are government-owned enterprise (GOEs), which have high quality accounts receivable, capital resources and favorable customer profiles as relative to other businesses. We form strategic partnerships and cooperation relationships with GOEs and other credit-worthy entities in selected industries. As our supply chain solutions business model is suitable for commodity-based industries, and GOEs and other well-funded companies generally play a dominant role in such industries, we expect our supply chain industry solutions will continue to attract high quality customers to join our finance ecosystem platforms aiming to serve different industries.

●	Controlled risk exposure. As we facilitate GOEs, financial institutions and other credit-worthy customers to execute the transactions in the procurement process, we are not only able to decrease contract processing costs and improve working capital for core enterprises and other transaction parties, but also are positioned to keep track the status of the transaction and the financial health of the buyer and the supplier and as a result, achieve risk controls for all parties involved in the transaction.

●	Experienced management team with proven track record of delivering value and growth. Our experienced management team is comprised of professionals from both fintech market leaders and financial industry experts who bring insights from different aspects of the financial industry and abundant customer resources. The foresight of our management team, combined with their industry experience and strong execution capabilities, has been a key driver for the rapid transformation and operational resilience against the backdrop of the changing regulatory landscape in China.

Our Strategy

Our mission is to transform the corporate finance industry by promoting a finance ecosystem of openness and empowerment. We intend to achieve our growth and strengthen our competitive position by implementing the following strategies:

●	Grow the scale of our supply chain solutions and SME financing services ecosystems. We have established development expertise and capabilities in the SME financing and supply chain solutions business. We strive to become a leader in the corporate finance industry and transform the industries we serve through leveraging the our closed-loop finance ecosystems, promote the application of our developed advanced financing solutions to new customers and grow the scale of our solutions ecosystems.

●	Focus on industry segmentation through the integration of industry and finance. We seek to expand supply chain management and financial services to certain targeted industries in which fintech finance has played an increasingly important and effective role in the procurement and distribution processes. We aim to build supply chain platforms that link commercial banks, securities firms, trusts, funds, insurance companies and state-owned enterprises through the continued introduction of big data, artificial intelligence, Internet of Things, blockchain and other cutting-edge technologies into those industry supply chains.

●	Deepen market penetration by cultivating existing relationships with GOEs and cooperation partners while forge new collaborations in targeted industries. Most recently we expanded our supply chain management and financial services to the energy industry by entering into a strategic collaboration relationship with Shanghai Petroleum and Natural Gas Exchange, a national energy trading platform for energy products. We intend to continue to explore strategic cooperation relationships with prominent players in selected industries.

●	Continue to innovate and advance cutting-edge financial technologies to enhance our ability to adapt and respond to rapid industry and technology changes. Innovation is part of our long-term growth strategy and is key to improving our technology solution products and developing new technologies to meet the ever-changing customer needs. We have made and will continue to make significant investments in our technology infrastructure and research and development efforts to enhance our competitiveness and ability to adapt in response to the customer and industry changes in a timely and effective manner.

●	Pursue strategic acquisitions and growth opportunities. In addition to growing our business organically, we consider it a growth strategy to continue to pursue strategic alliances, investments and potential acquisitions that are complementary to our business and operations, including opportunities that further promote our brand, expand product and solution offerings on our or partners’ platforms, strengthen our technology infrastructure and capabilities, or expand our geographic reach.

Contractual Arrangements with Consolidated Affiliates

We conduct our business through our PRC subsidiaries, NingChen and Naqing, and three consolidated affiliates, Fintech, Hengpu and Nami (“VIEs”), and subsidiaries of VIEs. Our relationships with the VIEs and their respective nominee shareholders are governed by a series of contractual arrangements, including:

Management and Consulting Service Agreement

Under the Consulting Services Agreement, NingChen and Naqing have the exclusive right to provide management and consulting and other services to their respective VIEs for a consulting service fee from VIEs and to authorize the VIEs to use our trademarks, technologies and related intellectual property rights. VIEs agree to pay NingChen and Naqing or their designated agents for the management and consulting service in the amount equivalent to VIEs’ net profits after tax. The agreement shall be effective as of the date of agreement and shall remain effective until the date when NingChen and Naqing terminate such agreements or a VIE ceases to exist.

Equity Interest Pledge Agreements

Pursuant to the Equity Pledge Agreements, each shareholder of the VIEs agreed to pledge his equity interest in the VIEs to NingChen to secure nominal loans provided to the shareholders of VIEs for a loan term of 100 years. Each shareholder of VIEs agrees that the repayment of loan can only happen on loan maturity date or NingChen or Naqing agrees to collect the loan repayment. If VIEs or their shareholders breach their contractual obligations under these agreements, NingChen and Naqing, as pledgees, will have the right to dispose of the pledged equity interests and will have priority in receiving the proceeds from the auction or sale of the pledged equity interests. NingChen and Naqing are entitled to any dividends declared or paid in connection with the pledged equity interests during the term of this agreement. The VIEs and their shareholders have further agreed that they will not transfer or encumber the pledged equity interests without the prior written consent from NingChen or Naqing during the term of this agreement. The Equity Pledge Agreement remains effective and no provision of this agreement may be amended, modified, supplemented discharged or terminated unless all parties consent thereto in writing.

Voting Rights Proxy Agreement

Under the Voting Rights Proxy Agreement, each shareholder of the VIEs irrevocably authorizes NingChen and Naqing to exercise rights and powers as the shareholders of the VIEs, including but not limited to, convening and attending shareholders’ meetings, voting on all matters of the VIEs requiring shareholder approval and appointing directors and senior management members. The Voting Rights Proxy Agreement will remain in force unless otherwise terminated in writing by NingChen or Naqing or with the written consent of all parties.

Exclusive Call Option Agreement

Under the Exclusive Call Option Agreement, the VIEs and their shareholders have irrevocably granted NingChen and Naqing an exclusive option to purchase, or authorize their designated persons to purchase all or part of each shareholder’s equity interests in VIEs. The purchase price shall be equal to the minimum price required by the relevant PRC laws. Without prior written consent of NingChen and Naqing, VIEs shall not to, among other things, amend their articles of association, sell or otherwise dispose of their assets or beneficial interests, enter into transactions which may adversely affect their assets, liabilities, business operations, equity interests and other legal interests, or merge with any other entities or make any investments, or distribute dividends. NingChen and Naqing have rights to transfer the rights and obligations pursuant to the Exclusive Call Option Agreement to any third party, which does not require any prior consent of VIEs and their shareholders. The Exclusive Call Option Agreement will remain effective until NingChen or Naqing terminates this agreement with 30 days advance notice.

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

Discontinued Operations -- Equipment and Engineering Business

Prior to the disposition of our legacy equipment and engineering business in November 2020, we also engaged in the research, development and manufacture of fluid equipment including valves, pipe fittings and others, with an emphasis on the manufacture and installation of intelligentized valves, used in the pharmaceutical, biological, food and beverage, and other clean industries. A significant majority of our revenues from equipment and engineering service had come from these installation services.

Xibolun Group developed, manufactured and provided customized installation of valves and pipe fittings for use in the pharmaceutical, biological, food and beverage, and other clean industries. Xibolun Group offered customers comprehensive pipeline design, installation, construction, ongoing maintenance services as well as holistic solution services. Xibolun Group provided our installation services and valve and pipe fitting products in the following areas: pharmaceuticals, biology, food and beverage. The sales network had presence in Shanghai, Wenzhou and Taiwan. Xibolun Group mainly provided installation services for the customers, although it also sold our products to third parties for installation. A significant majority of the revenues have come from these installation services. The profit margins associated with installing our customized valve and pipe fitting designs have historically been higher than those associated with the sale of our products for installation by third parties.

Prior to November 30, 2020, our offices and facilities for the equipment and engineering business was in Wenzhou in the South-eastern Zhejiang Province.

Our Products and Services

SME Financing Solutions

We provide a system of technology-driven customized financing solutions to small- and mid-sized enterprises (SMEs) in China to improve SMEs’ access to financing and innovative solutions to unlock sources of capital. Each of our three subsidiary groups, Hengpu, Fintech and Nami, is an integral and indispensable part of our SME financing solutions operations. Fintech provides comprehensive financing solution services, such as designing debt financial products, preparing product descriptions and other related advisory services, to underwriters and financial institutions in SME issuers’ offerings of debt securities on PRC provincial and municipal financial assets exchanges or other designated markets. Hengpu provides a full set of financing solution services, such as due diligence investigation, government registration, customer recommendation, investor education and maintenance, and other related services. Nami matches the SMEs with institutional and individual investors based on SMEs’ financing needs. We help SMEs channel working capital and liquidity resources by utilizing funds supplied by investors from Henpu’s original three-board equity pledge financing-based intermediary services and high-quality investors from Nami’s financial advisory and intermediary matching services.

Financing needs
Risk Control needs
SMEs
Investing needs
Equity pledge registration service
Transfer management service
Public opinion monitoring services
Project tracking services
Market-watching services
Close service
Risk management services
Design Financing solution
Register Equity pledge
Transfer and management service
Filing and listing application
Delisting
Fintech
Asset Securitization
Exchange Institution
Nami
Risk control service
Financial lease
Factoring
Loan
Licensee
Cooperation agencies

By connecting the asset and capital ends and solving risk control issues in the financing process, we leverage our closed-loop system in the financings of SMEs and provide a full set of financial solutions to SMEs. Our comprehensive solutions enable SMEs to acquire financings in an efficient and customized manner to facilitate a healthy enterprise development process starting from the birth to the growth and mature development stages of the SMEs.

Supply Chain Solutions

We launched our technology-driven integrated supply chain solutions business in January 2020, which has become the fastest growing among all of our operations. We provide multi-level financing and supply chain solutions to core enterprises and SMEs by focusing on industry and finance integration and industry segmentation. Our supply chain solutions services mainly target the agriculture, infrastructure, maritime logistics, energy and plastics products markets. We streamline the supply chain finance process, participate as an intermediary and a partner in the merchandise flows in the procurement and distribution transactions, automate the transaction payments and offer the most favorable trading terms to both suppliers and buyers.

Our supply chain industry services provide cash flow solutions to help businesses free up working capital locked in the supply chains. Our offerings cover a broad category of trade financing solutions encompassing all the financing opportunities across a supply chain. We facilitate merchandise purchases from suppliers with payment terms desirable to the suppliers who can access working capital quickly and at a lower cost. Meanwhile our collaborations with merchandise buyers enable the buyers to make payments on a delayed basis often with an extended trade credit. Our solutions optimize working capital and allow for buyers to extend payments on supplies at no cost to the supplier. Pursuant to the agreements with our supply chain customers, we earn service fees when suppliers receive their financings, and our service fees are calculated as a fixed charge rate on the financing amount. Our services allow both suppliers and buyers to unlock working capital as well as reduce the risks associated with merchandise flows.

In the first half of 2020, our supply chain solutions services were mainly focused on the agriculture, infrastructure, and maritime logistics markets. In December 2020, we expanded our services into the energy industry through a strategic collaboration with Shanghai Petroleum and Natural Gas Exchange (“SHPGX”), a national trading platform for energy products. This partnership provides us with the opportunity to offer the supply chain management and financing solutions services to members of SHPGX’s trading platform and establish our presence and market share in the energy industry. Based on this cooperation, we have developed a new “supply chain +” business model, which will be applied in our services to clients in other industries.

We aim to build supply chain platforms that link commercial banks, securities firms, trusts, funds, insurance companies and state-owned enterprises through the continued introduction of big data, artificial intelligence, Internet of Things, blockchain and other cutting-edge technologies into the supply chain industry. In supply chain procurement and sales transactions, we play an instrumental role in reducing the purchase cost, communication cost and financial risks for core enterprises, buyers and suppliers. For our first year of the supply chain solutions operations in 2020, the gross merchandise volume of the transactions for which we facilitated the financing and procurement amounted to approximately $43.5 million (RMB 300 million).

Other Financing Solutions (Director Banking Solutions)

Fintech provides direct banking solutions to small- and medium-sized commercial banks and other financial institutions in their distribution and management of direct banking and other financial products. Our banking customers launch various financial products on Fintech’s online platform, “Huijingshe” (the “Huijingshe Platform”), directly reaching institutional and individual investors, market their banking financial products, and complete sales to investment institutions and individuals. Leveraging our proprietary financial technology, Huijingshe Platform offers specialized asset allocation and financial planning services to institutional and individual investors. It optimizes risk controls and asset management procedures to meet the investors’ financial planning needs and minimize their investment risks.

The Huijingshe Platform, through integrating four-dimensional elements of Internet finance, Internet plus, finance and advanced technology, builds a fintech ecosystem platform serving banks, investment institutions and individuals. The Huijingshe Platform features the following functionality:

●	Customer financial needs and bank financial products matching

●	API direct connection, one-click account opening, improved user experience

●	Unified interface of cooperation channels

●	Precision marketing of banking products

Fintech provides ongoing customer management services to small and medium commercial banks and other financial institutions in their distribution and management of direct banking and other financial products through the Huijingshe Platform that Fintech owns. The Huijingshe Platform provides specialized asset allocation and financial planning services for various institutions or individual investors. In the meantime, the Huijingshe Platform optimizes and improves risk and asset management procedures to meet the investors’ financial planning needs and minimize their investment risks. The Huijingshe Platform focuses on helping our clients, licensed small and medium commercial banks, to achieve the best matching and configuration of directing bank financial product and distributes and manages financial products. By connecting with the Huijingshe Platform, those licensed small and medium commercial banks can launch various financial products through our online channels, directly reach various institutional or individual investors, efficiently market the banking financial products and effectively match with investment institutions and individuals.

Khorgos, a subsidiary of Fintech, and Hengpu provide consulting and advisory services to investment companies, financial institutions and SME issuers of debt financial products on PRC provincial and municipal financial assets exchanges or other designated markets. In general, a service provider is required to register as a member of these municipal or provincial financial asset exchanges to provide full services of underwriting for financial product issuance and distribution. Khorgos, a participating member of several local financial assets exchanges, provides underwriting related services, such as designing debt financial products, preparing product descriptions and other related advisory services, to underwriters or financial institutions. Hengpu, also a member of a number of provincial or municipal asset exchanges, provides full services in connection with financial product underwriting, such as due diligence investigations, government registration, customer recommendations, investor education and maintenance, and other related services.

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

Discontinued Business - Equipment and Engineering Products and Services

Xibolun Group provided installation services and fluid equipment sales for the years ended December 31, 2020, 2019 and 2018. We discontinued our legacy equipment and engineering services in November 2020 upon the completion of the Disposition. Below were products and services our legacy business offered before December 2020.

Xibolun Engineering Services

Prior to December 2020, Xibolun Group, as our legacy subsidiary, was specialized in installing valves and pipes for customers that require customized fluid control system solutions. It provided designing and implementing solutions for industries with a high need for sanitary fluid systems. Its customers were mainly in the industries of pharmaceuticals, dairy products, water purification, beverage production, cosmetics and chemical industries.

Xibolun Equipment Products

The product line was originally focused on the construction service and pharmaceutical engineering sectors. In 2005, Xibolun Group shifted its product line to focus primarily on the pharmaceutical engineering sector. The products have been used in the pharmaceutical, biological, food and beverage, and other clean industries.

Examples of the equipment and engineering products included:

Diaphragm Valve. Variations of the diaphragm valve included the process control diaphragm valve, pneumatic diaphragm valve, manual diaphragm valve and three-way diaphragm valve and diaphragm tank bottom valve, all widely used in the bio-pharmacy, bio-vaccines, electronic semiconductor, water purification and food and beverage industries.

Angle Seat Valve. A pneumatic valve widely used in the process of food and chemicals, and sterilization, including high-pressure sterilization.

Sanitary Centrifugal Pump. A centrifugal pump with an open impeller design made from stainless steel to provide for better pressurization, earthquake resistance, impact resistance, lower operating noise and to protect against corrosive substances.

Sanitary Liquid-Ring Pump, specially designed for pumping with gas or other gas liquids used in the food, chemical and pharmaceutical industries.

Clean-in-Place (“CIP”) Return Pump, specially designed for pumping with gas or other gas liquids used in the food, chemical and pharmaceutical industries.

Sanitary Ball Valves used in the biological, pharmaceutical, water purification, food and beverage industries.

Sanitary Pipe Fittings, used in biological, pharmaceutical, water purification, electronics and semi-conductor fields and are commonly used in the water injection process.

Expanded View of Intelligent Process Control Valve, mostly used in sterile workshops, workshops with automated production lines and other environments which are unfit for manual operation.

Distribution Channels and Methods of Competition

Domestic Markets and Customers

Our marking network has a presence in different regions in China, including several main offices such as Shanghai, Tai’an, Shandong, and Khorgos, Xinjiang.

International Markets

All of our products and services are available for international markets. We may explore the international market, though there is no guarantee that we will be able to materialize the plan. We intend to focus our growth efforts within China with regards to the services we provide as a result of the Company’s assessment of current market opportunities.

Activity Distribution of Revenues

The chart below is a breakdown of total revenues by activities for the year ended December 31, 2020, 2019 and 2018, respectively.

	Fiscal 2020	Fiscal 2019
SME Financing Solutions	97%	100%
Supply Chain Solutions	3%	-%
Other Financing Solutions	-%	-
Total	100%	100%

Nearly all (approximately 99%) of the Company’s revenue were generated in the PRC.

Customer Concentration

For the years ended December 31, 2020, three customers accounted for 31%, 21% and 12% of our total financial service revenue, respectively.

For the year ended December 31, 2019, one customer accounted for approximately 100% of our total financial service revenue from financial services.

Methods of Competition

We plan to compete domestically by establishing new branch offices in more cities in China. We will also promote more products and services through our platforms, which will enable our customers to communicate with us online and order, purchase and have our products and services delivered in a more convenient and faster manner.

Most of our service customers are SMEs in the supply chain, financial institutions and corporate clients, which has great development potential and customer demand in China. We compete on the basis of the experience and technology we have developed in serving customers.

Our Competitive Position

We have set forth our assessment of our Company’s relative strengths and challenges. The tables below represent our belief about our competitive position and is based on our observations, rather than objective data. Our assessment may not be shared by others, including such competitors, but it does represent management’s assessment of our industry position.

We compete with the following listed companies in different areas. Currently there is no competitor that competes with us in all areas.

Competitors	Services	Comparative Strengths/Challenges
Client Service International Inc (“Client Service”)	Financial software and financial solution service provider	●	Client service focuses on providing financial software development
		●	Fintech integrates the financial product management service with technology service.
		●	Fintech assists the commercial banks to analyze and gain better understanding of their business needs, while Client Service only develops software to meet client needs

Orbian	Supply Chain Finance Provider	●	Unlimited funding capacity (true multi-bank, source-agnostic funding)
		●	Multi-currency capacity
		●	True sale, non-recourse cash purchase of receivable(ensure payables treatment)

Beijing Udomedia Advertising Co., Ltd. (“Udomedia”)	Financial product recommendation	●	Amarsoft focuses on providing financial product comparison and recommendations to investors
		●	Fintech offers asset-side options to financial institutions as well as the financial planning service to investors
		●	Fintech competes against Amarsoft on financial product distribution service

PUYI INC. (“PUYI”)	Third-party wealth management services provider	●	The business goal of PUYI is to provide investor various financial product and asset allocation service to investor, which is similar to the goal of Hengpu
		●	PUYI is mainly engaged in private fund, and supply chain financing
		●	Hengpu is primarily engaged in underwriting related service for debt financial product

Research and Development

We are committed to researching and developing financial technologies in financial services, supply chain and other relevant industries. We believe scientific and technological innovations will help our Company achieve its long-term strategic objectives. Our research and development efforts are an integral part of our operations and the crux of its competitive advantage and differentiation strategy.

For the years ended December 31, 2020 and 2019, we spent $817,770 and $155,216, respectively, on R&D. The R&D expenses in 2020 were primary used to maintain and develop our supply chain financing and other financing services APPs and platform. We anticipate that we will continue to focus our research and development efforts on developing new technology and improving existing products in the coming years.

Our Intellectual Property

We have the right to use the following trademark registrations issued in the PRC:

Trademarks	Reg. No.	Issue Date	Expiration Date	Owner	Goods/Services
	26449617	9/7/2018	9/6/2028	Hengpu	Arrange and organize the conference; Translated; Planning a party (entertainment); Provide online electronic publications (non-download); Manuscript writing; Journalist Service; Zoo Service; Online publishing of e-books and magazines; Arrange and organize seminars; Arrange and organize on-site education forum

	26432309	9/7/2018	9/6/2028	Hengpu	Insurance Broker; Real estate agency; Guarantee; Raise Charity Fund; Fiduciary management; Pawn; Finance lease; Financial Information; Coin valuation; Brokerage

	26434423	9/7/2018	9/6/2028	Hengpu	Downloadable mobile application software; Computer program (downloadable software); Computer peripherals; Animation; Electronic Notepad; Automatic Teller Machine (ATM); Portable media player; Interactive touch screen terminal; Computer software (recorded); Mobile phone; Automatic teller machine (ATM)

	26428912	9/7/2018	9/6/2028	Hengpu	Online publishing of e-books and magazines; Translated; Arrange and organize the conference; Journalist Service; Planning a party (entertainment); Provide online electronic publications (non-download); Arrange and organize seminars; Arrange and organize on-site education forum; Zoo Service; Manuscript writing

	26438038	10/28/2018	10/27/2028	Hengpu	Interactive touch screen terminal; Computer software (recorded); Computer peripherals; Automatic Teller Machine (ATM); Portable media player; Animation; Downloadable mobile application software; Electronic Notepad; Mobile phone; Computer program (downloadable software)

26449606	3/14/2020	9/6/2028	Hengpu

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

Interactive touch screen terminal; Computer program (downloadable software); Electronic Notepad; Mobile phone; Portable media player; Downloadable mobile application software; Computer software (recorded); Automatic Teller Machine (ATM); Animation; Computer peripherals

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

48343254	06/21/2019	06/20/2029	Nami	Insurance Broker; Insurance coverage; Life insurance underwriting; Insurance consultation; Insurance information; Rental of real estate; Real estate agency; Real estate brokerage; Real estate valuation; Real estate management

32919214	08/28/2019	8/27/2029	Nami

Business management consulting Commercial intermediary services Provide business information through website; Market intelligence service; Temporary business management; Appointment service (office affairs); Registration of written messages and data accounting; Draw up bill and account report marketing management; Appointment service (Office affairs)

48343254	04/14/2021	04/13/2031	Nami	Financial audit; Business administration assistance advertisement; Personnel management consulting; Business management consulting; Management service of business enterprise migration marketing management; Sell for others; Looking for sponsorship; Appointment service (office affairs)

We own the following copyrights:

Copyright Name	Reg. No.	Completion Date	Owner
Hengpu online RMB withdrawal system	2020SR1554067	11/09/2020	Hengpu

Hemp Online Mobile Investment System	2020SR1554106	11/09/2020	Hengpu

Hengpu online RMB recharge system	2020SR1554066	11/09/2020	Hengpu

Hengpu online authentication system	2020SR1554072	11/09/2020	Hengpu

Hengpu online entrusted trading system	2020SR1554073	11/09/2020	Hengpu

Hengpu Fund Information Display System	2020SR0774260	07/15/2020	Hengpu

Hemp Fund Mobile Redemption System	2020SR0776761	07/15/2020	Hengpu

Hengpu Fund Management System	2020SR0774255	07/15/2020	Hengpu

Hengpu Fund Trading System	2020SR0774266	07/15/2020	Hengpu

Hengpu Fund Mobile Requisition System	2020SR0769122	07/14/2020	Hengpu

Huijingshe CRM customer management system	2020SR0331868	04/14/2020	Fintech

Jetcom wallet background management system	2020SR0330745	04/14/2020	Fintech

Huijingshe Financial Management System	2020SR0332562	04/14/2020	Fintech

Huijingshe Financial Products Management Platform	2020SR0332553	04/14/2020	Fintech

Huijingshe sales channel cost accounting and operation management system	2020SR0332191	04/14/2020	Fintech

Huijingshe integrated financial management APP system	2020SR0332195	04/14/2020	Fintech

Equity trading system	2020SR0332587	04/14/2020	Fintech

Huijingshe website content management system	2020SR0331400	04/14/2020	Fintech

Huijing Fund Finance APP System	2020SR0332558	04/14/2020	Fintech

Huijingshe system monitoring alarm management platform	2020SR0331454	04/14/2020	Fintech

Employee loan system	2020SR0331462	04/14/2020	Fintech

Huijingshe distributed message management platform	2020SR0332591	04/14/2020	Fintech

Huijingshe Insurance APP System	2020SR0331872	04/14/2020	Fintech

Huijingshe risk control management system	2020SR0331518	04/14/2020	Fintech

Huijingshe Financial Leasing System	2020SR0330193	04/14/2020	Fintech

Jetcom wallet back-office management system	2020SR0332521	04/14/2020	Fintech

Huijingshe Big Data Reporting Platform	2020SR0332497	04/14/2020	Fintech

New three board data mobile display system	2019SR0914974	9/3/2019	Hengpu

Hengpu offline financial management system	2019SR0914982	9/3/2019	Hengpu

Application and display system of equity pledge financing	2019SR0915056	9/3/2019	Hengpu

Hengpu offline financing mobile investment system	2019SR0912121	9/2/2019	Hengpu

Hengpu offline financial investment system	2019SR0912070	9/2/2019	Hengpu

Hengpu Financial RMB Withdrawal System	2018SR498978	6/28/2018	Hengpu

Hengpu Financial Bank Depository Docking System	2018SR269474	4/20/2018	Hengpu

Hengpu Financial Mobile Investment System	2018SR265882	4/19/2018	Hengpu

Hengpu Financial Transaction Return System	2018SR265875	4/19/2018	Hengpu

Hengpu financial product search recommendation system	2018SR265870	4/19/2018	Hengpu

Hengpu Financial Identity Verification System	2018SR178293	3/19/2018	Hengpu

Hengpu financial investment marketing activity system	2018SR178208	3/19/2018	Hengpu

Hengpu Financial Virtual Account System	2018SR178316	3/19/2018	Hengpu

Hengpu Financial Commission Trading System	2018SR178319	3/18/2019	Hengpu

Hengpu Financial Personal Name Coin Recharge System	2018SR178295	3/19/2018	Hengpu

Huijingshe APP platform	2018SR241757	4/10/2018	Fintech

Discontinued Operations – IP of Equipment and Engineering Business

Prior to November 30, 2020, we had the right to use the following trademark registrations issued in the PRC, among which two registrations are held by our former Chief Executive Officer, Anyuan Sun:

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

Prior to November 30, 2020, patents Xibolun Group held were as follows:

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

Our former Chief Executive Officer, Mr. Anyuan Sun, personally holds three patents that Xibolun has the license to use pursuant to agreements that provide the right, without further payment, to use such patents for their applicable terms.

Our Employees

As of December 31, 2020, we employed total of 736 full-time employees in the following functions:

Department	December 31, 2020	December 31, 2019
Management and administration	107	28
Research and Development	10	33
Production and operation	48	50
Sales	571	31
Total	736	142

We had no part-time employees in 2020.

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

Regulation

We operate in an increasingly complex legal and regulatory environment. We are subject to a variety of PRC and foreign laws, rules and regulations across numerous aspects of our business. This section sets forth a summary of the principal PRC laws, judicial interpretations, rules and regulations relevant to our business and operations in the PRC.

Regulations Relating to Foreign Investment

The establishment, operation and management of corporate entities in the PRC, including foreign-invested companies, are subject to the Company Law of the PRC, or the Company Law, which was issued by the Standing Committee of the National People’s Congress, or the NPC Standing Committee, on December 29, 1993 and took effect on July 1, 1994. It was last amended on October 26, 2018. Unless otherwise provided in the PRC’s foreign investment laws, the provisions of the Company Law shall prevail.

The establishment procedures, filing and approval procedures, registered capital requirements, foreign exchange restrictions, accounting practices, taxation and labor matters of a wholly foreign-owned enterprise are governed by the Wholly Foreign-owned Enterprise Law of the PRC, which was issued on April 12, 1986 and last amended on September 3, 2016 and took effect on October 1, 2016; the Implementation Regulations of the Wholly Foreign-owned Enterprise Law of the PRC, which was issued on December 12, 1990 and last amended on February 19, 2014 and took effect on March 1, 2014; and the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises, which was issued on October 8, 2016 and last amended on June 30, 2018.

Investments in the PRC by foreign investors and foreign-invested enterprises are regulated by the Catalogue of Industries in which Foreign Investment is Encouraged (2020 Edition), or the 2020 Catalog, and the Special Administrative Measures for Foreign Investment Access (Negative List 2020), or the 2020 Negative List. The establishment of wholly foreign-owned enterprises is generally allowed in industries not included in the Negative List. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other applicable Chinese regulations. Under the 2020 Negative List, foreign equity in companies providing value-added telecommunications services, excluding e-commerce, domestic multi-party communications, data collection and transmission services, and call centers, should not exceed 50%. Part of our business is subject to such 50% foreign invested equity cap.

On March 15, 2019, the NPC Standing Committee issued the Foreign Investment Law of the PRC, or the Foreign Investment Law, which took effect on January 1, 2020. It replaced the major existing laws and regulations governing foreign investment in the PRC, namely, the Law of the PRC on Sino-foreign Equity Joint Ventures, the Wholly Foreign-owned Enterprise Law of the PRC and the Law of the PRC on Sino-foreign Cooperative Joint Ventures. The PRC Company Law and the PRC Partnership Enterprise Law generally govern the organization of a foreign invested enterprise.

The Foreign Investment Law mainly stipulates four forms of foreign investments: (a) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within PRC; (b) a foreign investor acquires stock shares, equity shares, interests in assets, or other like rights and interests of an enterprise within PRC; (c) a foreign investor, individually or collectively with other investors, invests in a new project within the PRC; and (d) foreign investors invest in the PRC through any other methods under laws, administrative regulations, or provisions prescribed by the State Council of the PRC. It does not mention the relevant concept and regulatory regime of VIE structures and uncertainties still exist in relation to its interpretation and implementation.

Under the Foreign Investment Law, foreign investment is accorded pre-admission national treatment, which means that treatment given to foreign investors and their investment shall not be less favorable than those given to domestic investors and their investments, except where a foreign investment falls under the Negative List. It also provides several protective rules and principles for foreign investors and their investments in the PRC, including, foreign investors’ funds can be freely transferred out and into the territory of the PRC through the entire life cycle from the entry to the exit of foreign investment, a comprehensive system to guarantee fair competition among foreign-invested enterprises and domestic enterprises will be established, and the state shall not expropriate any foreign investment except under special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner.

In addition, the Foreign Investment Law subjects foreign investors and foreign-invested enterprises to legal liabilities for failing to report their investment information in accordance with the requirements of an information reporting system that will be established. It also provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law, which means that foreign invested enterprises may be required to adjust their structure and corporate governance in accordance with the PRC Company Law and other laws and regulations governing the corporate governance.

On December 26, 2019, the State Council promulgated the Implementation Regulations for the Foreign Investment Law, which became effective on January 1, 2020. The Implementation Regulations for the Foreign Investment Law implement the legislative principles and purpose of the Foreign Investment Law, emphasize on promoting the foreign investment and refine the specific measures, and also replaced the implementation rules of the Law of the PRC on Sino-foreign Equity Joint Ventures, the Wholly Foreign-owned Enterprise Law of the PRC and the Law of the PRC on Sino-foreign Cooperative Joint Ventures. On December 26, 2019, the Supreme People’s Court issued an Interpretation on Several Issues Concerning the Application of the Foreign Investment law of the PRC, which also came into effect on January 1, 2020. The interpretation applies to any contractual dispute arising from acquisition of the relevant rights and interests by a foreign investor through gift, division of property, merger of enterprises, division of enterprises, etc. On December 30, 2019, MOFCOM and the SAMR jointly issued the Measures on Reporting of Foreign Investment Information, which replaced the existing filing and approval procedures regarding the establishment and change of foreign-invested companies. On December 31, 2019, MOFCOM issued the Announcement on Matters Relating to Foreign Investment Information Reporting, emphasized the information reporting requirements provided by the Measures on Reporting of Foreign Investment Information, and stipulated the forms for information reporting.

On December 19, 2020, NDRC and the Ministry of Commerce jointly issued the Measures which became effective on January 18, 2021. According to the Measures, a working mechanism shall be established for organizing, coordinating, and guiding the security review of foreign investments, and the office in charge of the security review work will be set up by the NDRC and the Ministry of Commerce. Furthermore, the Measures provide that if foreign investors or their related parties in China engage in any foreign investment in industry with national security concerns such as information technology, internet products and services, or financial services, they shall make applications to the office in charge of the security review work in advance of national security review.

Regulations Relating to Value-Added Telecommunication Services

The Telecommunications Regulations of the PRC, or the Telecommunications Regulations, issued by the State Council of the PRC on September 25, 2000 and last amended on February 6, 2016, provide the general framework for the provision of telecommunication services by PRC companies. It requires a telecommunication service provider in China to obtain an operating license from the Ministry of Industry and Information Technology, or MIIT, or its provincial counterparts, prior to commencement of operations.

The Telecommunications Regulations categorize telecommunication services in China as either basic telecommunications services or value-added telecommunications services. According to the Catalog of Telecommunications Business, attached to the Telecommunications Regulations and issued by MIIT, on December 28, 2015 and last amended on June 6, 2019, online data processing, transaction processing and information services provided via fixed network, mobile network and internet, call center service and internet data center services are value-added telecommunication services.

On July 3, 2017, MIIT issued the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, which took effect on September 1, 2017. The Telecom Permit Measures set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining the licenses and the administration and supervision of these licenses. Operators are required to submit an application within the prescribed period to the original permit-issuing authority with respect to changes in the business scope or the operating entity resulting from shareholder changes or the merger and division of the company as prescribed under relevant regulations.

On June 8, 2020, MIIT issued the Notice of Strengthening the Administration of Call Center Service, which provides that any entities engaging in call center service shall obtain corresponding business permits as required by the relevant laws and regulations, and shall conduct the business subject to the Catalog of Telecommunications Business.

Regulations on Foreign Investment in the Value-Added Telecommunications Industry

Foreign direct investment in telecommunications companies in China is governed by the Administrative Rules on Foreign-invested Telecommunications Enterprises, or the FITE Regulations, which was issued by the State Council on December 11, 2001 and last amended on February 6, 2016. Under the FITE Regulations, a foreign investor’s beneficial equity ownership in an entity providing value-added telecommunications services in China shall not exceed 50%. In addition, for a foreign investor to acquire any equity interest in a business providing value-added telecommunications services in China, it must demonstrate a good track record and experience in providing these services. However, under the Circular on Loosening the Restriction on Foreign Shareholdings in Online Data Processing and Transaction Processing Business (for E-commerce), or Circular 196, issued by MIIT on June 19, 2015, foreign investors may hold up to 100% of all equity interest in an online data processing and transaction processing business operating e-commerce in China, while other requirements provided by the FITE Regulations shall still apply. Apart from e-commerce, the 2020 Negative List also provides that foreign investors may hold 100% equity interest in domestic multi-party communications, data collection and transmission services and call centers. The MIIT’s Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, issued on July 13, 2006, requires foreign investors to set up foreign-invested enterprises and obtain a license for value-added telecommunications services. It prohibits domestic companies holding value-added telecommunications services licenses from leasing, transferring or selling their licenses in any form, or providing any resource, sites or facilities, to any foreign investors intending to conduct this type of businesses in China.

In addition to restricting dealings with foreign investors, the MIIT Circular contains a number of detailed requirements applicable to operators of value-added telecommunications services, including that operators or their shareholders must legally own the domain names and trademarks used in their daily operations and each operator must possess the necessary facilities for its approved business operations and maintain its facilities in the regions covered by its license. The MIIT or its provincial counterparts have the power to require corrective actions after they discover any non-compliance by operators, and where operators fail to take those steps, the MIIT or its provincial counterparts can revoke the value-added telecommunications services licenses.

In view of the foregoing foreign ownership restrictions, we have established several VIEs to engage in the business of value-added telecommunications services. Due to the lack of interpretative guidance from the relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements compliant with applicable PRC foreign investment laws and regulations.

Regulations on Internet Information Services

The Administrative Measures on Internet Information Services, or the Internet Information Measures, which was issued by the State Council on September 25, 2000 and amended on January 8, 2011, set out guidelines on the provision of internet information services. Pursuant to the Internet Information Measures, “internet information services” are defined as services that provide information to online users through the internet. The Internet Information Measures require internet information services operators to obtain a value-added telecommunications business operating license for internet information services, or the ICP License, from the relevant government authorities before engaging in any commercial internet information services operations in China.

In addition, internet information service providers are required to monitor their websites to ensure that they do not contain content prohibited by law or regulation. The PRC government may require corrective actions to address non-compliance by ICP License holders or revoke their ICP License for serious violations. Furthermore, the MIIT Circular on Regulating the Use of Domain Names in Internet Information Services, issued on November 27, 2017 and that took effect on January 1, 2018, requires internet information service providers to register and own the domain names they use in providing internet information services.

Regulations on Mobile Internet Application Information Services

On June 28, 2016, the Cyberspace Administration of China issued the Administrative Provisions on Mobile Internet Application Information Services on June 28, 2016, which took effect on August 1, 2016, requiring internet information service providers, or ICPs, who provide information services through mobile internet applications, or APPs, to authenticate the identity of the registered users, establish procedures for protection of user information, establish procedures for information content censorship and management, ensure that users are given adequate information concerning an APP and are able to choose whether an App is installed and whether or not to use an installed App and its functions and keep records of users’ logs for 60 days. If an ICP violates these regulations, mobile app stores through which the ICP distributes its APPs may issue warnings, suspend the release of its APPs, or terminate the sale of its APPs, and/or report the violations to governmental authorities.

ICPs are also required under the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals, which was issued on December 16, 2016 and took effect on July 1, 2017, to ensure that APPs, as well as its ancillary resource files, configuration files and user data, can be conveniently uninstalled by a user, unless it is a basic function software (i.e., software that supports the normal functioning of hardware and operating system of a mobile smart device).

On July 22, 2020, the MIIT issued the Notice on the Special Program to Further Rectify the Infringement on Users’ Personal Rights and Interests by APPs, or the Notice. The Notice requires inspection of certain practices of application service providers, including: (i) collecting personal information without user’s consent, collecting or using personal information beyond the necessary scope of service provided, and forcing users to receive advertisements; (ii) frequently or automatically launching third-parties apps without user permission, and (iii) deceiving and misleading users to download apps or providing personal information. The Notice also specifies the period of special inspection of the Apps for supervision, the Ministry of Industry and Information Technology will order the offending party to rectify the business within five working days, otherwise a public announcement will be made, and the App will be removed from the Apps store, and the offending party will be subject to other administrative penalties.

Regulations Relating to Information Security and Privacy Protection

Regulations on Information Security

In recent years, PRC government authorities have enacted laws and regulations with respect to internet information security and protection of personal information from abuse or unauthorized disclosure. Pursuant to the Decision on the Maintenance of Internet Security issued by the NPC Standing Committee on December 28, 2000, which was amended on August 27, 2009, persons may be subject to criminal liabilities in China for any attempt to: (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information or (v) infringe upon intellectual property rights and other activities prohibited by relevant laws and regulations.

The Administration Measures on the Security Protection of Computer Information Network with International Connections, issued by the Ministry of Public Security, or MPS, on December 16, 1997 and amended by the State Council of the PRC on January 8, 2011, prohibits using the internet in ways that result in a leak of state secrets or a spread of socially destabilizing content. The MPS has supervision and inspection powers and relevant local security bureaus may also have jurisdiction. If a value-added-telecommunications service license holder violates these measures, the government of the PRC may revoke its value-added-telecommunications service license and shut down its websites.

On November 7, 2016, the NPC Standing Committee promulgated the Cyber Security Law of the PRC, or Cyber Security Law, which took effect on June 1, 2017, pursuant to which, network operators must comply with laws and regulations and fulfil their obligations to safeguard security of the network when conducting business and providing services. Those who provide services through networks must take technical measures and other necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. It also states that: network operator may not collect personal information that is irrelevant to the services it provides or collect or use the personal information in violation of the provisions of laws or agreements between both parties. The Regulations on Cyber Security Supervision and Inspection of Public Security Organs, which was issued by the MPS on September 15, 2018 and came into effect on November 1, 2018, is an important basis for the Public Security Bureau to strengthen the enforcement of the Cyber Security Law.

Pursuant to the Ninth Amendment to the Criminal Law issued by the NPC Standing Committee on August 29, 2015, which took effect on November 1, 2015, any Internet service provider that fails to fulfil the obligations related to internet information security administration as required by applicable laws and refuses rectification orders is subject to criminal penalty for (i) any dissemination of illegal information in large scale, (ii) any severe effect due to leakage of the client’s information, (iii) any serious loss of criminal evidence, or (iv) other severe situation. These amendments also state that any individual or entity that (i) sells or provides personal information to others that violates applicable law, or (ii) steals or illegally obtains any personal information, is subject to criminal penalty for severe violations. On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, which took effect on June 1, 2017. It clarifies several concepts regarding the crime of “infringement of citizens’ personal information,” including “citizen’s personal information,” “provision,” and “unlawful acquisition.”

Pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of APPs Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019.

On October 21, 2019, the Supreme People’s Court and the Supreme People’s Procuratorate jointly issued the Interpretations on Certain Issues Regarding the Applicable of Law in the Handling of Criminal Case Involving Illegal Use of Information Networks and Assisting Committing Internet Crimes, which came into effect on November 1, 2019, and further clarifies the meaning of Internet service provider and the severe situations of the relevant crimes.

The recommended national standard, Information Security Technology Personal Information Security Specification, puts forward specific refinement requirements on the collection, preservation, use and commission processing, sharing, transfer, public disclosure, etc. Although it is not mandatory, in the absence of clear implementation rules and standards for the law on cyber security and other personal information protection, it will be used as the basis for judging and making determinations. On November 28, 2019, The Notice of Identification Method of Application Illegal Collection and Use of Personal Information was issued, which provides a reference for the identification of App illegal collection and use of personal information, and provides guidance for App operators’ self-inspection and self-correction and netizens’ social supervision.

On December 15, 2019, the Provisions on Ecological Governance of Network Information Content was issued by the Cyberspace Administration of China, which has come into effect on March 1, 2020. These provisions require network information content service platform to perform its duties as the information content administrator, strengthen ecological governance of the network information contents of its own platform, and foster a positive, healthy, progressive and amicable cyber culture.

The Measures on Cyber Security Review was jointly issued on April 13, 2020 and took effect on June 1, 2020. It provides detailed rules regarding cyber security review, any operator in violation of the regulations shall be penalized in accordance with Article 65 of the Cyber Security Law.

On July 3, 2020, the Data Security Law (Draft) was published to solicit public comments. The Data Security Law (Draft) mainly sets forth specific provisions regarding establishing basic systems for data security management, including data classification management system, risk assessment system, monitoring and early warning system, and emergency disposal system. In addition, it clarifies the data security protection obligations of organizations and individuals carrying out data activities and implementing data security protection responsibility.

Regulations on Privacy Protection

On December 13, 2005, the MPS issued the Regulations on Technological Measures for Internet Security Protection, or the Internet Protection Measures, which took effect on March 1, 2006, requiring internet service providers to utilize standard technical measures for internet security protection.

Under the Several Provisions on Regulating the Market Order of Internet Information Services issued by the MIIT on December 29, 2011 and that took effect on March 15, 2012, ICPs are also prohibited from collecting any personal user information or providing any information to third parties without the consent of the user. The Cyber Security Law provides an exception to the consent requirement where the information is anonymous, not personally identifiable and unrecoverable. ICPs must expressly inform the users of the method, content and purpose of the collection and processing of user personal information and may only collect information necessary for its services. ICPs are also required to properly maintain user personal information, and in case of any leak or likely leak of user personal information, ICPs must take remedial measures immediately and report any material leak to the telecommunications regulatory authority.

In addition, the Decision on Strengthening Network Information Protection issued by the NPC Standing Committee on December 28, 2012 emphasizes the need to protect electronic information that contains individual identification information and other private data. The decision requires ICPs to establish and publish policies regarding the collection and use of personal electronic information and to take necessary measures to ensure the security of the information and to prevent leakage, damage or loss. Furthermore, MIIT’s Order on Protection of Personal Information of Telecommunications and Internet Users, which was issued on July 16, 2013 and took effect on September 1, 2013, contains detailed requirements on the use and collection of personal information as well as the security measures to be taken by ICPs.

On August 22, 2019, the Cyberspace Administration of China promulgated the Provisions on the Cyber Protection of Children’s Personal Information, which took effect on October 1, 2019, requiring that before collecting, using, transferring or disclosing the personal information of a child, any Internet service operator should inform that child’s guardians in a noticeable and clear manner and obtain their consents. Meanwhile, Internet service operators should take measures like encryption when storing children’s personal information.

On May 28, 2020, the Civil Code of the PRC was issued by the National People’s Congress and became effective from January 1, 2021. The Civil Code defines the processing of personal information as the collection, storage, use, processing, transmittal, provision, and disclosure of personal information. Furthermore, according to the Civil Code, any entity that engages in the processing of personal information shall follow the principles of lawfulness, fairness, and necessity and not overuse personal information, and they shall obtain the consent from the natural person or his or her guardian, except as otherwise provided by laws and regulations.

On August 31, 2020, the Administrative Provisions for Text Message and Voice Call Service (Draft) were published for public comments. It provides that no entity or individual can send commercial text messages or make commercial calls to users without their consent. The relevant governmental authorities may order rectification, impose warnings or fines, make public announcements, or enforce other administrative measures on violation. Under severe circumstances, the relevant governmental authorities may revoke telecommunication licenses and phone number sources of the violating entity or individual.

On September 22, 2020, the Ministry of Public Security issued the Guiding Opinions on Implementing the Network Security Level Protection System and Critical Information Infrastructure Security Protection System. It stipulates that internet operators shall cooperate with public security authorities to crack down on illegal and criminal online activities. In the event of online crimes, or material cyber security threats and incidents, the internet operators shall promptly report and provide necessary assistance to the public security authorities.

On October 21, 2020, the Standing Committee of the National People’s Congress published a consultation draft of the Personal Information Protection Law, which sets a high bar for Chinese data protection, taking consent as basis for data processing, introducing restrictions on international data transfers and imposing revenue-based fines as the penalty for non-compliance.

Regulations on Anti-Monopoly Matters Related to Internet Platform Companies

The PRC Anti-Monopoly Law, which took effect on August 1, 2008, prohibits monopolistic conducts such as entering into monopoly agreements, abusing market dominance, and undertaking concentrations that may have the effect of eliminating or restricting competition. On February 7, 2021, the Anti-Monopoly Commission of the State Council officially promulgated the Anti-Monopoly Guidelines on Platform Economics. The guidelines prohibit certain monopolistic conducts of internet platforms to protect market competition, safeguard interests of users and operators who participate in internet platform economics, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology methods to block competitors’ interface, tying or attaching unreasonable trading conditions, compulsory collection of unnecessary user data). In addition, the guidelines also reinforce the requirement of antitrust merger review for internet platform related transactions to safeguard market competition.

Regulations Relating to Loan Facilitation

On December 1, 2017, the Group Head Office of Internet Financial Risk Special Rectification and the Group Head Office of the P2P Network Loan Risks jointly issued the Notice on the Regulation and Rectification of the “Cash Loan” Business, or Circular 141, which regulates “cash loan” businesses conducted by internet micro-finance companies, banking financial institutions and online lending information intermediaries. Circular 141 defines “cash loans” as loans that are unrelated to the circumstances of their use, with no designated use for the loan proceeds, no qualification requirement for the borrower and no collateral for the loan. The definition of a cash loan under Circular 141 is vague and subject to further regulatory interpretation. Circular 141 sets forth various prohibitions and obligations on banking financial institutions participating in “cash loan” businesses, including that: (i) extension of loans jointly with any third-party institution that has not obtained approvals for the lending business, or funding to such institutions for the purpose of extending loans in any form, is prohibited; (ii) with respect to a lending business conducted in collaboration with a third-party institution, outsourcing of the core business (including the credit assessment and risk control) is prohibited, and any credit enhancement service, whether or not in disguised form (including the commitment to bear the risk of default), provided by any third-party institutions without guarantee qualification are also prohibited, and (iii) banking financial institutions must require and ensure that such third-party institutions do not collect any interest or fees from the borrowers. Any violation of Circular 141 may result in criminal liability and various penalties, including suspension or cessation of business operations, sanctions, rectification, rejection of filing, and revocation of license.

In addition, the Notice on Specific Rectification Implementation Plans for Risk of Online Microfinance Businesses of Microfinance Companies, or Circular 56, provides that the online lending business conducted by microfinance companies in collaboration with a third-party institution, may not include any credit enhancement service in disguised form (including the provision of a “drawer agreement” guarantee) or underlying commitments by the third-party institution. Third-party institutions collaborating with microfinance companies are also prohibited from collecting any interest or fees from borrowers. Violation of Circular 56 may result in various penalties.

On August 1, 2019, the General Office of the State Council issued and promulgated the Guidance on Promoting the Healthy Development of the Platform Economy, which provides that the market-access management and supervision of financial services provided through online platforms in the finance sector are regulated by the laws, regulations and other relevant rules. In addition, entities conducting financial information intermediaries services and transaction-matching services are subject to the market-access management pursuant to relevant laws.

On July 12, 2020, the Interim Measures came into effect. While the Interim Measures apply to commercial banks, consumer finance companies and auto finance companies directly, the Interim Measures also require these banking financial institutions to strengthen the management of cooperation related to loan business, which would affect the cooperated institutions in internet loan business and their existing business models. Pursuant to these Interim Measures, commercial banks shall evaluate their cooperation agencies and implement name list management. Commercial banks shall not accept direct and disguised credit enhancement services from unqualified cooperation agencies, nor entrust third-party collection agencies with illegal records. The Interim Measures also provide that, except for cooperating institutions that jointly provide loans, commercial banks shall not entrust cooperating institutions to perform key operations, such as loan issuance, loan principal and interest recovery, and suspension of funding. Pursuant to the Interim Measures, commercial banks shall independently carry out risk assessment and credit approval for loans they fund, and take primary responsibility for post-loan management. Commercial banks shall not entrust third-party institutions with records of violent collection or other illegal records to collect loans. Furthermore, according to the Interim Measures, commercial banks shall forbid third-party partners from charging any fees or interests on borrowers, and shall clarify such rule in written agreements with their partners. The CBIRC and its local branches shall evaluate reports and relevant materials submitted by commercial banks, and the key assessment factors include independent control of credit approval procedures, contract signing and other core risk management procedures of commercial banks.

On February 19, 2021, the CBIRC issued the Notice of Further Regulating Online Loan Business of Commercial Banks, and it provides that commercial banks shall not outsource material procedures of loan origination, loan servicing, and delinquency management to third-party institutions, and in addition, commercial banks shall not engage in online loan business outside its registered place.

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

Regulations on Enterprise Income Tax

On March 16, 2007, the NPC Standing Committee issued the Enterprise Income Tax Law of the PRC, which took effect on January 1, 2008, or the Old EIT Law. On December 6, 2007, the State Council enacted the Implementation Rules for the Enterprise Income Tax Law of the PRC, or the EIT Rules, which also took effect on January 1, 2008 and was amended on April 23, 2019. The Old EIT Law was amended on February 24, 2017 and December 29, 2018. The Old EIT Law, as amended, and the EIT Rules are collectively referred to as the EIT Law. According to the EIT Law, taxpayers consist of resident enterprises and non-resident enterprises. Resident enterprises are defined as enterprises that are established in China in accordance with the PRC laws, or that are established in accordance with the laws of foreign countries but whose actual or de factocontrol entity is within the PRC. Non-resident enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries and whose actual administration is conducted outside the PRC, but (i) have entities or premises in China, or (ii) have no entities or premises but have income generated from China. According to the EIT Law, foreign-invested enterprises in the PRC are subject to a uniform enterprise income tax rate of 25%. A non-resident enterprise that has an establishment or premises within the PRC must pay enterprise income tax at a rate of 25% on its income that is derived from such establishment or premises inside the PRC and that is sourced outside the PRC but is actually connected with the said establishment or premises. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment institutions or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, the enterprise income tax is, in that case, set at the rate of 10% for their income sourced from inside the PRC.

Enterprises that are recognized as high and new technology enterprises in accordance with the Notice of the Ministry of Science, the Ministry of Finance and the State Administration of Taxation on Amending and Issuing the Administrative Measures for the Determination of High and New Tech Enterprises are entitled to enjoy a preferential enterprise income tax rate of 15%. Pursuant to the Administrative Measures for the Recognition of High and New Technology Enterprises, the validity period of the high and new technology enterprise qualification shall be three years from the date of issuance of the certificate of high and new technology enterprise. An enterprise can re-apply for such recognition as a high and new technology enterprise before or after the previous certificate expires.

On February 3, 2015, the State Administration of Taxation, or SAT, issued the Announcement on Several Issues Concerning Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or Circular 7. Circular 7 provides comprehensive guidelines relating to, and heightening the Chinese tax authorities’ scrutiny of, indirect transfers by a non-resident enterprise of assets (including assets of organizations and premises in the PRC, immovable property in the PRC, and equity investments in PRC resident enterprises), or the PRC Taxable Assets. For instance, when a non-resident enterprise transfers equity interest in an overseas holding company that directly or indirectly holds certain PRC Taxable Assets and if the transfer is believed by the Chinese tax authorities to have no reasonable commercial purpose other than to evade enterprise income tax, Circular 7 allows the Chinese tax authorities to reclassify the indirect transfer of PRC Taxable Assets into a direct transfer and therefore impose PRC enterprise income tax at a rate of a 10% on the non-resident enterprise. On the other hand, indirect transfers falling into the scope of the safe harbors under the Circular 7 may not be subject to PRC tax under the Circular 7. The safe harbors include qualified group restructurings, public market trades and exemptions under tax treaties or arrangements.

On October 17, 2017, the SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, which took effect on December 1, 2017 and was amended on June 15, 2018. According to SAT Circular 37, the balance after deducting the equity net value from the equity transfer income shall be the taxable income amount for equity transfer income.

Under the SAT Circular 7 and the Law on the Administration of Tax Collection issued by the NPC Standing Committee on September 4, 1992 and last amended on April 24, 2015, in the case of an indirect transfer, entities or individuals that are obligated to pay the transfer price to the transferor shall act as withholding agents. If they fail to make withholding or withhold the full amount of tax payable, the transferor of equity must declare and pay tax to the tax authorities in charge within seven days from the occurrence of the tax payment obligation. Where the withholding agent does not make withholding, and the transferor of equity does not pay the payable amount, the tax authority may impose late payment interest on the transferor. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of ranging from 50% to 300% of the unpaid tax on them. The penalty imposed on the withholding agents may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with Circular 7.

Regulations on Dividend Tax

Pursuant to the SAT Circular on Relevant Issues relating to the Implementation of Dividend Clauses in Tax Agreements, which took effect on February 20, 2009, all of the following requirements must be satisfied to enjoy the preferential tax rates provided under the tax agreements: (1) the tax resident that receives dividends should be a company as provided in the tax agreement; (2) the equity interest and voting shares of the PRC resident company directly owned by the tax resident satisfy the percentages specified in the tax agreement; and (3) the equity interest of the PRC resident company directly owned by such tax resident at any time during the 12 months prior to receiving the dividends satisfy the percentage specified in the tax agreement.

The EIT Law provides that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. The income tax on the dividends may be reduced pursuant to a tax treaty between China and other applicable jurisdictions. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Double Tax Avoidance Arrangement, issued by the SAT on August 21, 2006 that took effect on December 8, 2006, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement, its protocols and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the in-charge tax authority. However, based on the SAT Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, issued and effective on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Based on the SAT Announcement of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties, issued on February 3, 2018 and effective from April 1, 2018, to determine the “beneficial owner” status of a resident of the treaty counterparty seeking to enjoy tax treaty benefits, a comprehensive analysis must be carried out in accordance with the factors set out in the announcement.

On August 27, 2015, the SAT issued the Announcement on Promulgating the Administrative Measures for Tax Convention Treatment for Non-resident Taxpayers, which took effect on November 1, 2015 and was amended on June 15, 2018. The aforementioned announcement was repealed by the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, which was propagated on October 14, 2019 and took effect on January 1, 2020. Under such announcement, non-resident taxpayers meeting conditions for enjoying the convention treatment may be entitled to the convention treatment themselves when filing a tax return or making a withholding declaration through a withholding agent, subject to the subsequent administration by the tax authorities. Such taxpayers who make their own declaration must self-assess whether they are entitled to tax treaty benefits, make truthful declarations and submit the relevant reports, statements and materials required by the relevant tax authorities.

Regulations on Value-added Tax

All entities and individuals engaged in the sale of goods, provision of processing, repairs and replacement services, and the importation of goods within the territory of the PRC must pay value-added tax, or the VAT, in accordance with the Provisional Regulations on Value-added Tax of the PRC, or the Provisional Regulations on VAT, and its implementation rules, or collectively, the VAT Law. The Provisional Regulations on VAT, which was issued by the State Council on December 13, 1993 and took effect on January 1, 1994, was amended by the Notice of Adjustment of VAT Rates issued on April 4, 2018 and by the Notice of Strengthening Reform of VAT Policies issued on March 20, 2019. Pursuant to the VAT Law, VAT payable is calculated as “output VAT” minus “input VAT”. The rate of VAT varies among 13%, 9% and 6% depending on the product type.

In accordance with the Circular of the Ministry of Finance and SAT on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax, issued on March 23, 2016 and effective from May 1, 2016, upon approval of the State Council of the PRC, the pilot program of the collection of VAT in lieu of business tax shall be promoted nationwide in a comprehensive manner as at May 1, 2016.

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

Regulations on Copyright and Software Products

Under the Copyright Law of the PRC issued by the NPC Standing Committee on September 7, 1990, which has been replaced by its latest amendment on June 1 2020, works of Chinese citizens, legal persons or other organizations, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Similarly, under the Computer Software Protection Regulations issued by the State Council on June 4, 1991, last amended on January 30, 2013 and effective on March 1, 2013, Chinese citizens, legal persons and other organizations shall enjoy copyright on the software they develop, regardless of whether the software has been released publicly. Software copyright commences from the date on which the development of the software is completed. A software copyright owner may register with the software registration institution recognized by the copyright administration department of the State Council of the PRC. A registration certificate issued by the software registration institution is a preliminary proof of the registered items. The protection period for software copyright of a legal person or other organizations shall be fifty years, concluding on December 31 of the fiftieth year after the software’s initial release. In order to further implement the Computer Software Protection Regulations, the National Copyright Administration issued the Measures for the Registrations of Computer Software Copyright effective on February 20, 2002, which provides procedures for software copyright registration, license contract registration and transfer contract registration. The Copyright Protection Center of the PRC is mandated as the software registration institution under the regulations.

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

Corporate Structure

The following chart illustrates our Company’s organizational structure, including our subsidiaries and consolidated affiliated entities as of the date of this annual report:

D.	Property, plant and equipment

Description of Property

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes. Following is a list of our properties, all of which we currently lease:

Property	Rental Term	Space	Ground Floor Area
99 Damba Road, Putuo District, Shanghai	May 20, 2019 – October 19, 2023		354	m2
Gubei SOHO, 188 HongBaoShi Road, Changning District, Shanghai	October 01, 2019 – July 31, 2022		1000	m2
Unit 605, 6 / F, block B, 33 Financial Street, Xicheng District, Beijing	Janury 01, 2020 – December 31, 2020		278	m2

During 2020 before its disposition, Xibolun Group was granted land use rights for our facilities in Wenzhou, which extend until December 31, 2036. Property in No.936 Jinhai 2nd Ave. Airport New District, LongwanPutuo District, Wenzhou, Zhejiang Province, China was our office and manufacturing facility for Xibolun Group. At this location, we had a variety of heavy equipment required to produce our valves, pipefittings and other products, including computer numerical control (“CNC”) milling machines, office equipment and product testing equipment. None of our properties are encumbered by debt, and we are not aware of any environmental concerns or limitations on the use of our properties for the purposes we currently use them or intend to use them in the future.

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

Overview

Nisun International Enterprise Development Group Co., Ltd (“Nisun International” or the “Company”), formerly known as Hebron Technology Co., Ltd, is a holding company established under the laws of the British Virgin Islands (“BVI”) on May 29, 2012. On September 22, 2020, the Company changed its name from “Hebron Technology Co., Ltd” to “Nisun International Enterprise Development Group Co., Ltd”, which the management believes more closely reflects the Company’s new financial services business. The Company is a holding company and conducts its business mainly through its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs in the PRC.

The Company began to conduct its financial services business in 2019 through the Company’s newly acquired entities, Fintech (Shanghai) Digital Technology Co., Ltd. (“Fintech”), Beijing Hengtai Puhui Information services Co., Ltd. (“Hengpu”), Shanghai Nami Financial Consulting Co., Ltd (“Nami Shanghai”) and their subsidiaries. The Company provides a set of technology-driven customized financing solutions to small-and mid-size enterprises through Hengpu, Fintech, Nami Shanghai and their subsidiaries. Hengpu and Fintech provide comprehensive financing solutions for small to medium-sized enterprises, while Nami facilitates the matching of investors and small to medium-sized enterprises. The Company commenced a technology-driven integrated supply chain solutions through Fintech and its subsidiaries in January 2020 by providing service that the lender and borrower together.

On May 31, 2020, the Company acquired 100% of Nami Holding (Cayman) Co., Ltd. (“Nami Cayman”) for $25.34 million, consisting of $7.01 million (RMB 50 million) to be paid in cash and 1,562,726 shares of our common stock valued at $11.73 per share valued totaling $18.33 million, from Nami Cayman’s original shareholder. Prior to the acquisition, Nami Cayman effectively controlled Nami Shanghai through a series of agreements.

On November 30, 2020, the Company completed the disposition of its manufacturing and installation business. The Company sold all its equity interests in its subsidiary, Hong Kong Xibolun Technology Co., Ltd. (“Xibolun HK”) to Wise Metro Development Co., Ltd. for consideration of approximately $15.0 million (RMB 98.3 million), a company owned by the prior executive officer of the Company. As a result of the disposition, the Company sold all the equity interests it held in Zhejiang Xibolun Automation Project Technology Co., Ltd, Wenzhou Xibolun Fluid Equipment Co., Ltd., and Xuzhou Weijia Biotechnology Co., Ltd. The manufacturing and installation business has been presented as discontinued operations (“Discontinued Operations”) retroactively for the periods presented in the consolidated financial statements.

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. COVID-19 has spread rapidly to many parts of the PRC and other parts of the world in the first quarter of 2020, which has caused significant volatility in the PRC and international financial markets. For fiscal year 2020 and subsequent period up to the date of this report, the COVID-19 pandemic did not have a material negative impact on the Company’s financial services business. The extent of the impact on the Company’s fiscal 2021 results will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on the Company’s future operations, financial condition, liquidity and results of operations if the current situation continues. For fiscal year 2020, the COVID-19 pandemic resulted in material adverse effects on the Company’s discontinued manufacturing and installation business. During the temporary business closure period in the Spring of 2020, employees had very limited access to the Company’s manufacturing facilities, and as a result, the Company experienced difficulty providing manufacturing and installation services. In addition, due to the COVID-19 outbreak, some of the Company’s customers and suppliers experienced financial distress, delayed or defaulted on their payments, reduced the scale of their business, and suffered disruptions in their business, which in turn had caused further adverse impact on the manufacturing and installation business. On November 30, 2020, the Company disposed of the manufacturing and installation business.

Financial Results for fiscal year 2020 and 2019

The following table presents an overview of our results of operations for fiscal year 2020 and 2019:

	Year ended December 31,		Changes
	2020	2019	($)	(%)
Revenue	$42,190,191	$2,525,524	39,664,667	1571%
Cost of revenue	19,973,656	19,492	19,954,164	102371%
Gross profit	22,216,535	2,506,032	19,710,503	787%
Selling, general and administrative expenses	12,188,316	1,331,467	10,856,849	815%
Income (loss) from operations	10,028,219	1,174,565	8,853,654	754%
Other income (expense), net	829,451	(1,371)	830,822	60600%
Income (loss) before income taxes	10,857,670	1,175,936	9,681,734	824%
Income taxes (benefit)	941,064	(55,731)	996,795	1,789%
Net income (loss) from continuing operations	9,916,606	1,231,667	8,684,939	705%
(Loss) income from discontinued operations, net of tax	(22,971,016)	1,508,323	(24,479,339)	(1623)%
Net (loss) income	(13,054,410)	2,739,990	(15,749,400)	(575)%
Less: net income (loss) attributed to non-controlling interest	37,380	-	37,380	100%
Net income (loss) attributed to the shareholders	(13,091,790)	2,739,990	(15,831,780)	(578)%
Foreign currency translation income (loss)	5,507,420	(561,091)	6,068,511	(1082)%
Comprehensive (loss) income	$(7,584,370)	$2,178,899	(9,763,269)	(448)%

The following table presents an overview of our results of operations for fiscal year 2019 and 2018:

	Year ended December 31,		Changes
	2019	2018	($)	(%)
Revenue	$2,525,524	$-	2,525,524	100%
Cost of revenue	19,492	-	19,492	100%
Gross profit	2,506,032	-	2,506,032	100%
Selling, general and administrative expenses	1,331,467	2,093,994	(762,527)	(36)%
Income (loss) from operations	1,174,565	(2,093,994)	3,268,559	156%
Other income (expense), net	(1,371)	-	(1,371)	(100)%
Income (loss) before income taxes	1,175,936	(2,093,994)	3,269,930	156%
Income taxes (benefit)	(55,731)	-	(55,731)	(100)%
Net income (loss) from continuing operations	1,231,667	(2,093,994)	3,325,661	159%
Net income (loss) from discontinued operations, net of tax	1,508,323	(3,050,751)	4,559,074	149%
Net (loss)	2,739,990	(5,144,745)	7,884,735	153%
Less: net income (loss) attributed to non-controlling interest	-	-	-	-
Net income (loss) attributed to the shareholders	2,739,990	(5,144,745)	7,884,705	153%
Foreign currency translation income (loss)	(561,091)	(1,755,528)	1,194,437	(68)%
Comprehensive income (loss)	$2,178,899	$(6,900,273)	9,079,172	132%

Revenues

The following table presents a breakdown of our revenue from continuing operations for fiscal year 2020 and 2019.

	Year ended December 31,				Changes	Changes
	2020	%	2019	%	($)	(%)
Small and Medium Enterprise financing solutions	$40,779,794	97%	$2,522,143	100%	38,257,651	1517%
Supply chain financing solutions	1,369,859	3%	-	-%	1,369,859	100%
Other financing solutions	40,538	0%	3,381	-%	37,157	1099%
Total revenue	$42,190,191	100%	$2,525,524	100%	39,664,667	1571%

The following table sets forth the breakdown of our revenue from continuing operations for fiscal year 2019 and 2018:

	Year ended December 31,				Changes	Changes
	2019	%	2018	%	($)	(%)
Small and Medium Enterprise financing solutions	$2,522,143	100%	$-	-%	2,522,143	100%
Supply chain financing solutions	-	-%	-	-%	-	-%
Other financing solutions	3,381	0%	-	-%	3,381	100%
Total revenue	$2,525,524	100%	$-	-%	2,525,524	100%

For fiscal year 2020, total revenue from continuing operations was approximately $42.2 million, comprised of $40.8 million of revenue from Small and Medium Enterprise financing solutions services, $1.4 million of revenue from supply chain financing solutions business and $0.04 million of revenue from other financing solutions services.

For fiscal year 2019, total revenue from continuing operations was approximately $2.5 million, comprised of $2.5 million of revenue from Small and Medium Enterprise financing solutions services and $3,381 of revenue from other financing solutions services.

The Company commenced its financial services business in July 2019 providing a set of financing solutions to Small and Medium Enterprises, including design, issuance, distribution, and management of financing solutions. The Company has experienced significant growth of its revenue from Small and Medium Enterprise financing solutions due to an increase in demand from SME enterprises in the PRC to seek for alternative financing solutions to bank financing.

The Company commenced its supply chain financing solutions business in January 2020. With a focus on finance and industry linkages, the Company aims to serve the upstream and downstream enterprises and transactions of the supply chain industry while facilitating supply chain financing reforms. For fiscal year 2020, revenue from the Company’s supply chain solutions was $1.4 million and the total supply chain transaction volume achieved by the Company during fiscal year 2020 amounted to approximately $50.6 million (RMB349.6 million). We expect our revenue from our supply chain financing solutions will continue to grow.

The Company commenced its other financing services business in July 2019. For fiscal year 2020, revenue from other financing solutions was $0.04 million.

Cost of Revenue

The following table presents a breakdown of our cost of revenue for fiscal year 2020 and 2019:

	Year ended December 31,				Changes	Changes
	2020	%	2019	%	($)	(%)
Small and Medium Enterprise financing solutions	$19,311,193	96%	$19,492	100%	19,291,701	*
Supply chain financing solutions	724,111	4%	-	-%	724,111	100%
Other financing solutions	-	-%	-	-%	-	-%
Total cost of revenue	$20,035,304	100%	$19,492	100%	20,015,812	*

*	Not meaningful

The cost of revenue from continuing operation was $20.0 million and $0.02 million for fiscal year 2020 and 2019, respectively.

The cost of revenue of $20.0 million for fiscal year 2020 was primarily comprised of direct advertising and marketing costs, direct costs associated with staff who designed and managed the Small and Medium Enterprises financing solutions, supply chain solutions and other financing solutions business and sales related taxes, office rent and expenses, excluding depreciation and amortization expenses which have been separately presented.

For fiscal year 2019, the cost of revenue from continuing operation was primarily the business and sales related taxes related to Small and Medium Enterprise financing solutions.

Gross Profit

The following table presents a breakdown of gross profit for fiscal year 2020 and 2019:

	Year ended December 31,				Changes	Changes
	2020	%	2019	%	($)	(%)
Small and Medium Enterprise financing solutions	$21,530,249	97%	$2,502,651	100%	19,027,598	760%
Supply chain financing solutions	645,748	3%	-	-%	645,748	100%
Other financing solutions	40,538	-%	3,381	-%	37,157	1099%
Total cost of revenue	$22,216,535	100%	$2,506,032	100%	19,710,503	787%

For the years ended December 31, 2020 and 2019, gross profit from continuing operations was $22.2 million and $2.5 million, respectively, representing an increase of approximately $19.7 million. The increase was primarily due to the fact that the Company commenced its financial services business in July 2019 and has experienced a significant increase in demand from SME enterprises in the PRC to seek for standardized financing solutions alternative to bank financing.

Selling, General and Administrative Expenses

	Year ended December 31,				Changes	Changes
	2020	%	2019	%	($)	(%)
Selling expenses	$3,181,810	67%	$93,620	7%	3,088,190	3299%
General and administrative expenses	8,188,736	26%	1,082,631	81%	7,106,105	656%
Research and development expenses	817,770	7%	155,216	12%	662,554	427%
Total cost of revenue	$12,188,316	100%	$1,331,467	100%	10,856,849	815%

Selling, general and administrative expenses are comprised of indirect advertising and marketing costs, office rent and expenses, costs associated with staff and support personnel who manage the Company’s business activities, and professional fees paid to third parties.

For fiscal year 2020, the Company incurred selling expenses of approximately $3.2 million, as compared to approximately $0.1 million for fiscal year 2019, an increase of approximately $3.1 million. The increase in expenses was mainly due to the fact that the Company’s newly acquired subsidiary, Nami, incurred advertising and marketing expenses of $2.6 million in fiscal 2020 to promote its business.

For fiscal year 2020, the Company incurred general and administrative expenses of approximately $8.2 million, as compared to approximately $1.1 million for fiscal year 2019, representing an increase of approximately $7.1 million. The increase in general and administrative expenses was mainly because (i) more labor and managerial expenses incurred in fiscal 2020 mainly because the Company started to conduct its financial services business in July 2019, (ii) the Company spent more in professional fees related to mergers and acquisitions (M&A) in fiscal 2020, and (iii) the Company incurred share-based compensation expenses of approximately $1.1 million, compared to in 2019.

For fiscal 2020, our research and development (R&D) expenses were $0.8 million, representing an increase of $0.6 million, compared to $0.2 million in R&D expenses in fiscal 2019. The increase in R&D expenses was primarily attributable to the R&D in the development of our supply chain financing and other financing services APPs and platform in 2020.

Other income (expense), net

Other income (expense), net, is used to record our non-operating income and expenses, interest income and expenses, investment income and other income and expenses.

For fiscal year 2020, the Company had a net other income of 0.8 million, as compared to none for fiscal year 2019. The increase was due to an increase in investment income from the short-term investment and interest income from loans to third parties.

Income tax expense (benefit)

For fiscal year 2020 and 2019, Hengpu was recognized as a High-Technology (“High-Tech”) Company by the Chinese government and subject to a reduced income tax rate of 15%, a reduction from the normal unified rate of 25%. The High-Tech certificate is valid for three years starting from November 2018 and subject to renewal. In fiscal year 2020, Fintech was recognized as a High-Tech Company and is subject to a reduced income tax rate of 15%. In accordance with the implementation rules of the Income Tax Law of the PRC, for the enterprises newly established in the Horgos Development Zone within the scope of “Catalogue of EIT Incentives for Industries Specially Encouraged for Development by Poverty Areas of Xinjiang”, the enterprise income from income tax shall be exempt for five years beginning from the first year in which the manufacturing or business operational revenue is earned. Khorgos is established in the Horgos Development Zone and its income is eligible to be exempt for five years starting from 2019. The Company’s remaining subsidiaries, VIEs and subsidiaries of VIEs are subject to corporate income tax at the unified rate of 25%.

For fiscal year 2020, income tax expense was $0.9 million, as compared to $0.1 million of income tax benefit for fiscal year 2020, which was mainly because the Company realized an income before taxes of approximately $10.9 million, compared with an income before tax of approximately $1.2 million in fiscal 2019. The effective tax rate in fiscal 2020 was approximately 8.7%, compared to the effective tax rate of approximately negative 4.7% for fiscal year 2019.

Net income from continuing operations

For fiscal year 2020, the Company had a net income from continuing operations of $9.9 million, compared to the net income of $1.2 million for fiscal year 2019, representing an increase of $8.7 million. The increase in net income was mainly due to the fact that the Company began to conduct its financial services business in July 2019 through the Company’s newly acquired entities, Fintech, Hengpu and Nami Shanghai and their subsidiaries.

Net loss from discontinued operations

For fiscal year 2020 and 2019, the Company had a loss from discontinued operations of $23.0 million and a gain of $1.5 million from the equipment and engineering business, respectively. The net loss was mainly due to an impairment loss of $22.4 million on the equipment and engineering business’s assets because of its continuous losses.

Net income (loss)

For fiscal year 2020, the Company incurred a net loss of $13.1 million, as compared to a net income of approximately $2.7 million for fiscal year 2019. This change was a result of the combination of the changes as discussed above.

For fiscal year 2020, the net loss of $13.1 million was primarily derived from $9.9 million of net income from the Company’s financial services business offset by the $23.0 million of net loss from discontinued operations.

Net income (loss) per share

For fiscal year 2020, the net loss per share was $0.71, compared to a net income per share of $0.17 for fiscal year 2019. The net income per share from continuing operation was $0.53 for fiscal year 2020, compared to $0.08 for fiscal year 2019, representing the increase of $0.45 per share.

Liquidity and Capital Resources

As of December 31, 2020, the Company had cash, cash equivalents and restricted cash of $22.2 million, compared to $2.8 million as of December 31, 2019. This increase was primarily attributable to $2.2 million from operating activities, $19.1 million from financing activities, against $4.7 million used in investing activities.

In assessing our liquidity, the Company monitors and analyzes our cash on-hand and our operating and capital expenditure commitments. Our liquidity needs are to meet our working capital requirements, operating expenses, and capital expenditure obligations.

Based on the above considerations, management is of the opinion that we have sufficient funds to meet our working capital requirements for the next twelve months from the date of this report.

Substantially all of our operations are conducted in China and all of our revenues, expenses, and cash are denominated in Renminbi (RMB). RMB is subject to the exchange control regulation in China and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict its ability to convert RMB into U.S. Dollars.

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, an enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount of such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. As of December 31, 2020, and December 31, 2019, the statutory reserve balance for the Company’s entities established in the PRC was $2,190,847 (RMB 15,126,025) and $516,193 (RMB 3,593,632), respectively. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Under PRC law, RMB is currently convertible into U.S. Dollars under a company’s “current account,” which includes dividends, trade and service-related foreign exchange transactions, without prior approval of the State Administration of Foreign Exchange (SAFE), but is not from a company’s “capital account,” which includes foreign direct investments and loans, without the prior approval of the SAFE.

We have not declared or paid any cash dividends to our shareholders. We did not pay any dividends out of our retained earnings for the years ended December 31, 2020 and 2019. Our Board of Directors may declare dividends in the future after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time. Any declaration and payment, as well as the amount of dividends will be subject to our Memorandum and Articles of Association, as amended, and applicable PRC, BVI and U.S. securities laws and regulations

The following table provides summary information about our net cash flows for financial statement periods presented in this report:

	For the Years Ended December 31,
	2020	2019	2018
Net cash provided by (used in) operating activities from continuing operations	$2,250,373	$598,709	$(80)
Net cash provided by (used in) operating activities from discontinued operations	436,389	(263,476)	(725,000)
Net cash used by investing activities from continuing operations	(4,712,912)	(1,806,054)	-
Net cash used in investing activities from discontinued operations	(6,713)	(157,440)	(115,210)
Net cash provided by financing activities from continuing operations	19,147,918	4,149,141	-
Net cash provided by (used in) financing activities from discontinued operations	(788,599)	(996,355)	730,669
Effect of exchange rate change in cash, cash equivalents and restricted cash	2,806,981	(184,449)	(94,239)
Net change in cash, cash equivalents and restricted cash	19,133,437	1,340,076	(203,860)
Net change in cash, cash equivalents and restricted cash from discontinued operations	(283,314)	(1,440,823)	(203,710)
Net change in cash, cash equivalents and restricted cash from continuing operations	$19,416,751	$2,780,899	$(150)

Operating Activities

Net cash provided by operating activities for fiscal 2020 was approximately $2.3 million, which was primarily attributable to a net income of approximately $9.9 million, adjusted for non-cash items of approximately $2.0 million and adjustments for changes in working capital of approximately negative $9.8 million. The adjustments for changes in working capital mainly included (i) an increase $10.7 million in other receivable related to supply chain solutions business launched in January 2020, (ii) an increase in account payable of $1.0 million, (iii) a decrease in other payable of $2.1 million, and (iv) an increase in tax payable of $1.6 million due to higher earnings.

Net cash provided by operating activities for fiscal 2019 was approximately $0.6 million, which was primarily attributable to a net income of approximately $1.2 million, adjusted for non-cash items of approximately $0.2 million and adjustments for changes in working capital of approximately $(0.8) million. The adjustments for changes in working capital mainly included an increase in accounts receivable of $0.8 million from Small and Medium Enterprise financing solutions business.

Investing Activities

Net cash used in investing activities was $4.7 million for fiscal year 2020, primarily attributable to (i) the $5.0 million in cash acquired in connection with the Company’s acquisition of Nami, (ii) $15.6 million of investment in debt securities, (iii) $3.1 million of investment in short-term investment, and (iv) $11.0 million of repayment of loans to third parties less $1.8 million in new loans to third parties

Net cash used in investing activities was $1.8 million for fiscal year 2019, including $0.2 million paid for property and equipment purchase, $3.6 million of loans to third parties and $2.0 million of cash acquired from the business acquisitions of Fintech, Hengpu and Nami Shanghai.

Financing activities

Net cash provided by financing activities was $19.1 million for fiscal year 2020, primarily attributable to (i) the proceeds of $6.5 million from the private placement, (ii) $10.5 million of loans from Nisun Cayman, (iii) $3.1 million capital contribution from non-controlling interest in Taiding, (iv) $4.6 million of capital contribution from Nisun Cayman, and (v) $6.8 million of repayments to related parties.

Net cash provided by financing activities was approximately $4.1 million for fiscal 2019. It was primarily attributable to a $3.6 million additional capital contribution and additional advances of approximately $0.6 million during the year from related parties.

Obligations under Material Contracts

The future undiscounted aggregate minimum lease payments under non-cancellable operating leases were as follows as of December 31, 2020:

Year ended December 31, 2020	Amount
2021	$783,955
2022	539,558
2023	154,367
2024	11,723
2025	-
thereafter	-
Total undiscounted future minimum lease payments	1,489,603
Less: Amounts representing interest	(72,619)
Total present value of operation lease liabilities	1,416,984
Less: current portion of operating lease liabilities	(736,854)
Non-current portion of operating lease liabilities	$680,130

Impact of Inflation

We do not believe the impact of inflation on our Company has been material. Almost all our operations are in China and China’s inflation rates have been relatively stable in the last three years: 2.5% in 2020, 2.9% in 2019, and 2.1% in 2018.

Impact of Foreign Currency Fluctuations

We do not believe the impact of foreign currency fluctuations on our Company is material.

We have not and do not have any foreign currency hedge investments, borrowings, or other hedging instruments. We manage our price risks through productivity improvements and cost-containment measures.

Research and Development

During fiscal year 2020, we spent $0.8 million on developing our proprietary financial technology platform “Huijingshe” and supply chain fintech platform. During fiscal year 2019, the Company spent $0.2 million on developing our proprietary financial technology platform “Huijingshe”.

Off-balance Sheet Arrangements

We have not entered any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support or that engages in leasing, hedging or research and development services with us.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating lease arrangement	$1,489,603	$783,955	$693,925	$11,723	$-
Total	$1,489,603	$783,955	$693,925	$11,723	$-

Recently issued and adopted accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The standard’s main goal is to improve financial reporting by requiring earlier recognition of credit losses on financing receivables and other financial assets in scope. The effective date for all public companies, except smaller reporting companies, is fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The effective date for all other entities is fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company does not expect the new standard to have a material impact on the consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This guidance removes certain exceptions to the general principles in Topic 740 and enhances and simplifies various aspects of the income tax accounting guidance, including requirements such as tax basis step-up in goodwill obtained in a transaction that is not a business combination, ownership changes in investments, and interim-period accounting for enacted changes in tax law. This standard is effective for the Company for the annual reporting periods beginning January 1, 2022 and interim periods beginning January 1, 2023. Early adoption is permitted. The Company does not expect any material impact on the Company’s consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) - Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. This guidance addresses accounting for the transition into and out of the equity method and provides clarification of the interaction of rules for equity securities, the equity method of accounting, and forward contracts and purchase options on certain types of securities. This standard is effective for the Company beginning January 1, 2022 including interim periods within the fiscal year. Early adoption is permitted. The Company does not expect any material impact on the Company’s consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have material impact on the Company’s consolidated financial position, statements of operations and cash flows.

Safe Harbor

See “SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS.”

Item 6.	Directors, Senior Management and Employees

A.	Directors and Management

The following table provides information regarding our executive officers and directors:

Name	Age	Position(s)
Xiaoyun Huang	36	Chief Executive Officer and Chairman of the Board
Changjuan Liang	37	Chief Financial Officer
Jinbao Li	41	Director
Xin Liu	32	Director
Christian DeAngelis	51	Independent Director
Xiaofeng Ma	45	Independent Director
Sheng Tang	43	Independent Director
Haiying Xiang	39	Independent Director

The business address of each of the directors and senior management is c/o Nisun International Enterprise Development Group Co., Ltd, C9, 99 Danba Rd, Putuo District, Shanghai, PRC 200336.

Xiaoyun Huang. Mr. Huang has served as the Chairman of the Board and Chief Executive Officer since September 2020. Prior to join our Company, he had held the President and Chief Executive Officer of Huizhong Business Consulting (Beijing) Co., Ltd. From June 2018 to September 2020. In those roles, he oversees and is responsible for all aspects of the company’s business operations, planning and development. From June 2017 to May 2018, he had served as the General Manager and Chairman of the board of directors of Beijing Hengtai Puhui Information Service Co., Ltd., a subsidiary company we acquired in 2019. Mr. Huang had been the President and Chief Executive Officer of Hangzhou Rongdu Technology Co., Ltd. from 2015 to May 2017. Mr. Huang received a bachelor’s degree in Computer Science and Technology in 2007 from Shanghai University of Electric Power. We have chosen Mr. Huang to serve as a director because of his entrepreneurial experience holding the top leadership positions as CEOs and Chairmen of the companies he had previously served and his expertise in financial technologies.

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

Jinbao Li. Mr. Li has served as a director since September 2020. Since April 2016, Mr. Li has been the Chief Executive Officer of Shanghai Nami Financial Consulting Co., Ltd (“Shanghai Nami”), a consolidated affiliate of our Company. Mr. Li is also the controlling shareholder of Shanghai Nami. As the CEO of Nami, he oversees and is responsible for all aspects of business operations, financial performance, and development of Shanghai Nami. From July 2014 to April 2016, he was the general manager of Shandong branch of Huizhong Business Consulting (Beijing) Co., Ltd. Mr. Li received an associate degree in Marketing in 2008 from Shandong Technology University. We have chosen Mr. Li to serve as a director because of his marketing and customer resources and business management experience as a senior business executive.

Xin Liu. Mr. Liu has served as a director since September 2020. Mr. Liu has been the Vice President of Shanghai Nima since April 2016. In that role, he manages operations aspects of Shanghai Nami’s business. From October 2014 to March 2016, he was the Head Manager of the administration and operations department of Shandong branch of Huizhong Business Consulting (Beijing) Co. Mr. Li had been the Head of the International Trade department of Qingdao Antaixin Group Co., Ltd. from September 2012 to October 2014. Mr. Liu received a bachelor’s degree in International Business in 2012 from Shandong University of Technology. We have chosen Mr. Liu to serve as a director because of his management skills and cross-border trade and business experience.

Christian DeAngelis. Mr. DeAngelis has served as an independent director since September 2020. From March 2009, Mr. DeAngelis has served as the General Manager and Head of China office of Alliance Business Consulting and Advisory Company in Beijing, China. Mr. DeAngelis received a bachelor’s degree in Accounting in 1992 from Lehigh University in Pennsylvania. He received a master’s degree in Business Administration in 1999 from Columbia Business School. We have chosen Mr. DeAngelis as a director because of his expertise in the business consulting and advisory industry and his business management experience as a senior business executive.

Xiaofeng Ma. Dr. Ma has served as an independent director since September 2020. Dr. Ma has been an associate professor at Tongji University in Shanghai, China since 2012. From 2017, Dr. Ma has also served as the Chairman of the Board of Directors of Hangzhou Blockchain Research Institute Co., Ltd. with oversight responsibility for the strategic planning and development of the blockchain enterprise. In these roles, Dr. Ma has leveraged his expertise in the finance and innovative technology industries. Dr. Ma received a bachelor’s degree in Industrial Electrical Automation in 1997 from Taiyuan University of Technology, China and a master’s degree in Control Science and Engineering in 2000 from Tongji University, China. Dr. Ma received a doctorate degree in Technology Management in 2008 from Leiden University in the Netherlands. We have chosen Mr. Ma to serve as a director because of the perspective he brings to innovative finance industry in China and his reputation as a well-respected scholar.

Sheng Tang. Dr. Tang has served as an independent director since September 2020. Dr. Tang has served as the Director of the Dean’s Office at Shanghai Advanced Institute of Finance since February 2009. In that role, Dr. Tang is responsible for the operations of Dean’s Office and administering of the Board Council. From January 2008 to January 2009, Dr. Tang was the General Manager of the electric power business unit of Shanghai Huahong Group Co., Ltd. and managed the overall operations of the business unit. From April 2003 to December 2007, Dr. Tang was a marketing director of Shanghai Huahong Group Co., Ltd. promoting the sale of semiconductor products for the company. Dr. Tang received a bachelor’s degree in Civil Engineering in 2000 and a master’s degree in Computer Science in 2003 from Zhejiang University. Dr. Tang received a doctorate degree in Business Administration in 2011 from Shanghai Jiaotong University. We have chosen Mr. Tang to serve as a director because of his expertise in the financial technology industry and management experience.

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

Board of Directors and Board Committees

Our board of directors consists of seven (7) directors. We expect that all current directors will continue to serve until the next annual meeting of shareholders at which their respective class of directors is re-elected or until their successors have been duly elected and qualified. A majority of our Board of Directors (namely, Mr. Christian DeAngelis, Mr. Xiaofeng Ma, Mr. Sheng Tang and Ms. Haiying Xiang) are independent, as such term is defined by The Nasdaq Capital Market.

The directors are divided into three classes, as nearly equal in number as the then total number of directors permits. Class II directors shall face re-election at our annual general meeting of shareholders in 2021 and every three years thereafter. Class III directors shall face re-election at our annual general meeting of shareholders in 2022 and every three years thereafter. Class I directors shall face re-election at our annual general meeting of shareholders in 2023 and every three years thereafter.

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

Mr. Xiaoyun Huang currently holds both the positions of Chief Executive Officer and Chairman of the Board. We do not have a lead independent director because we believe our independent directors are encouraged to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small company; as such we deem it appropriate to be able to benefit from the guidance of Mr. Sun as both our principal executive officer and Chairman of the Board. Our Board of Directors plays a key role in our risk oversight. The Board of Directors makes all relevant Company decisions. As a smaller company with a relatively small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

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

Haiying Xiang qualifies as an audit committee financial expert and she is the chair of the audit committee. Christian DeAngelis and Xiaofeng Ma serve on the audit committee. Xiaofeng Ma is the chair of the compensation committee. Christian DeAngelis and Sheng Tang serve on the compensation committee. Sheng Tang is the chair of the nominating committee. Xiaofeng Ma and Haiying Xiang are members of the nomination committee, Each member of the three committees is an independent director.

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

Code of Business Conduct and Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Ethics is attached as an exhibit to this annual report. We have also posted a copy of our code of business conduct and ethics on our website at https://www.fintaike.com/.

B.	Compensation

Director Compensation

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected or until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive compensation in cash or stock, or both, for serving as directors and may receive option grants from our company. Haiying Xiang is entitled to receive $10,000 per year for serving as a director and may receive option grants from our company. Christian DeAngelis is entitled to receive $30,000 in cash and 1,500 common shares per year. Sheng Tang and Xiaofeng Ma each is entitled to receive 3,000 common shares per year. In addition, non-employee directors are entitled to receive reimbursement for their actual travel expenses for each Board of Directors meeting attended.

During fiscal 2020, 2019 and 2018, no employee members of our Board of Directors received compensation in their capacity as directors.

During the year ended December 31, 2020, we paid an annual director fee of $10,000 to each of three former independent directors (Xianpang Hu, Xuesong Liu and Hua Zhang) and two current directors (Haiying Xiang and Christian DeAngelis). We also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In addition, we may provide incentive grants of stock, options or other securities convertible into or exchangeable for, our securities.

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

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the year ended December 31, 2020 and 2019.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Xiaoyun Huang	2020	120,000
Chief Executive Officer(1)	2019	-	-	-	-	-

Anyuan Sun(2)	2020	48,000	-	-	-
Former Chief Executive Officer	2019	60,000	-	-	-	60,000

Changjuan Liang	2020	48,468	-	-	-	48,468
Chief Financial Officer	2019	48,068	-	-	-	48,068

(1)	Xiaoyun Huang was appointed as our Chief Executive Officer, effective on September 4, 2020.
(2)	Anyuan Sun resigned as the Chief Executive Officer, effective on September 4, 2020.

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

Xiaoyun Huang

We entered an employment agreement with our Chief Executive Officer, Mr. Huang, effective as of September 4, 2020 and running through December 31, 2014 that provided a base gross annual salary of $120,000.00.

Changjuan Liang

We entered an employment agreement with our Chief Financial Officer, Mr. Changjuan Liang, effective as of August 8, 2019 and running through July 31, 2022 that provide an annual salary of $48,468.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information with respect to beneficial ownership of our common shares as of April 30, 2021 by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding common shares;

●	Each of our director, director nominees and named executive officers; and

●	All directors and named executive officers as a group.

The number and percentage of Common Shares beneficially owned are based on 20,555,129 Common Shares issued as of April 30, 2021. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or greater of our Common Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Common Shares beneficially owned by a person listed below and the percentage ownership of such person, Common Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of April 30, 2021 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Common Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD, C9, 99 Danba Rd, Putuo District, Shanghai, People’s Republic of China PRC 200336. As of April 30, 2021, we had 115 shareholders of record.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)	Percentage Ownership
Directors and Named Executive Officers:
Xiaoyun Huang, Chief Executive Officer and Chairman(2)	288,179	1.40%
Changjuan Liang, Chief Financial Officer(3)	67,000	*
Jinbao Li, Director(4)	1,562,726	7.60%
Xin Liu, Director	-	-
Christian DeAngelis, Director	-	-
Xiaofeng Ma, Director	-	-
Sheng Tang, Director	-	-
Haiying Xiang, Director	-	-
All directors and executive officers as a group (8 persons)	1,917,905	1%

5% Beneficial Owners:
NiSun International Enterprise Management Group Co., Ltd.(5)	7,778,400	37.84%
Nami Holding (BVI) Co., Ltd(4)	1,562,726	7.60%
Yung Kong Chin(6)	1,200,000	5.84%
Guoya Asset Management Co. Ltd (BVI)(7)	1,152,715	5.61%

*	Less than 1% of our outstanding shares.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Common Shares. All shares represent only Common Shares held by shareholders as no options are issued or outstanding.
(2)	Hong Kong D&L Technology Co., Limited, a Hong Kong company, owning 288,179 Class A Common Shares of the Company, is controlled by Mr. Xiaoyun Huang, who may be deemed to have the voting and dispositive power of such shares.
(3)	67,000 Class A Common Shares were part of the shares granted to Company employees under the restricted stock award on April 6, 2020 pursuant to the Company’s 2019 One Million Share Incentive Plan.
(4)	Nami Holding (BVI) Co., Ltd, holding 1,562,726 Class A Common Shares of the Company, is controlled by Mr. Jinbao Li, who may be deemed to have the voting and dispositive power of such shares.
(5)	NiSun International Enterprise Management Group Co., Ltd., a Cayman Islands company, holding 7,778,400 Class A Common Shares of the Company, is solely owned by Mr. Bodang Liu, who may be deemed to have the voting and dispositive power of such shares.
(6)	Mr. Yung Kong Chin owns 90% of Paces Battle Group, Inc., a capital broker/dealer, through Westwind LLC owned by him. He is not a FINRA registered person, and has no role in the operations of Paces Battle Group.

(7)	Guoya Asset Management Co. Ltd (BVI), holding 1,152,715 Class A Common Shares of the Company, is controlled by Mr. Chao Zhang, who may be deemed to have the voting and dispositive power of such shares.

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

There are no other related party transactions for the years ended December 31, 2020, 2019 and 2018, except the transactions mentioned below.

The table below sets forth major related parties of our Company and their relationships with our Company:

Entity or individual name	Relationship with the Group
Shanghai NiSun Enterprise Management Group Co., Ltd (“NiSun Shanghai”)	An affiliated entity controlled by our ultimate controlling shareholder
Huizhong Business Consulting (Beijing) Co., Ltd. (“Huizhong”)	An affiliated entity controlled by our ultimate controlling shareholder
Nisun International Enterprise Management Group Co., Ltd (“Nisun Cayman”)	The largest shareholder who owns 37.8% of the shares of the Company
Mr. Bodang Liu	The ultimate controlling shareholder of the Company
Mr. Anyuan Sun	Former CEO and former Chairman of the Board
Mr. Jian Lin	The shareholder of Wenzhou Jinda
Hong Kong Xibolun Technology Limited (“Xibolun HK”)	The entity disposed by us on November 30, 2020

(a)	We entered into the following related party transactions:

Starting on July 12, 2019, we rented office from NiSun Shanghai and incurred $63,749.0 rent expense for the year ended December 31, 2019 and $127,565.0 rent expense for the year ended December 31, 2020.

 We have commercial arrangements with Huizhong Business Consulting (Beijing) Co., Ltd. (“Huizhong”) to provide SME financing solution services. In connection with the services provided by Nami Shanghai to Huizhong, we generated revenue of $3,908,134.0 (RMB26,982,503) from SME financing solutions for the period from May 31, 2020, the acquisition date of Nami, to December 31, 2020.

(b)	We had the following significant related party balances:

As of December 31, 2020, We had a due to related party balance of $393,148.0 payable to Mr. Bodang Liu, the controlling person of our largest shareholder, Nisun Cayman. For the year ended December 31, 2020, we paid approximately $6.5 million (RMB 45.9 million) related to the purchase price payable for the acquisition of Nisun BVI. As of December 31, 2019, we had a due to related party balance of $7,345,399.0 to Mr. Bodang Liu, of which $7.0 million was related to the purchase price payable for the acquisition of NiSun BVI. The due to related party balance is non-interest bearing and due on demand.

As of December 31, 2020, and 2019, we had a due to related party balance of $1,379,310.0 and nil, respectively, payable to Nisun Shanghai, an entity under common control. The due to related party balance is non-interest bearing and was repaid on February 26, 2021.

As of December 31, 2020, and 2019, we had a due to related party balance of nil and $414,044.0 respectively, due to Mr. Anyuan Sun, our former chief executive officer. The due to related party balance was non-interest bearing and was offset by the payment for the disposition of Xibolun HK.

As of December 31, 2020, and 2019, we had a due to related party balance of $298,851.0 and $280,100.0 respectively, due to Mr. Jian Lin, the shareholder of Wenzhou Jinda. We own a 23.08% equity interest in Wenzhou Jinda. The due to related party balance is non-interest bearing and due on demand.

As of December 31, 2019, we had a due from the discontinued operation of $9,201,432 related to Xibolun HK and its affiliates, which was disposed on November 30, 2020. For the year ended December 31, 2020, the Company transferred Xibolun HK to the Purchaser, Wise Metro Development Co., Ltd. which agreed to pay for approximately $15.0 million (RMB98.3 million) in accordance with the Equity Transfer Agreement. As of December 31, 2020, we had a consideration receivable of approximately $15.0 million from the disposition. We collected approximately $7.7 million by the end of March 2021 and expect to collect the remaining amount by the end of April 2021.

Our former chief executive office, Mr. Sun and his immediate family members had jointly provided guarantees or personal assets as collateral to our loan agreements, trade financing agreements, letters of guarantee, funding agreements and other credit agreements with commercial banks. For the years ended December 31, 2020, 2019 and 2018, the outstanding bank loan balance amounted to nil, $861,846, and $1,698,058, respectively, were guaranteed by the former chief executive officer and his immediate family members.

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

A.	Consolidated Statements and Other Financial Information

Please refer to Item 18.

We incorporate by reference in the Registration Statement on Form F-8 (File No. 333- 236843) our consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2020, which appears in this Annual Report on Form 20-F.

Legal and Administrative Proceedings

We are currently a party to one legal proceeding. A shareholder class action lawsuit has been filed against us with the United States District Court for the Southern District of New York which is currently pending. On June 3, 2020, a short seller issued a report alleging that, among other things, the private placement we consummated in December 2019, Hengpu and Nami acquisitions were related party transactions which we failed to disclose. We had conducted an independent investigation by special counsel that concluded that the allegations were substantially unfounded. A shareholder class action lawsuit was filed against us and certain of our directors and officers. On March 19, 2021, we submitted a motion to the court to dismiss the lawsuit. No decision has been made by the court, and it is unclear when a decision will be made. Although the ultimate outcome is uncertain at this time, we will defend our position vigorously and believe that the ultimate outcome will not have a material adverse effect on our financial position.

Except the above proceeding, we are not aware of any other pending or threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

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

If we determine to pay dividends on any of our common shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries. Current PRC regulations permit our PRC subsidiaries to pay dividends to Xibolun HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Our subsidiaries in China are required to set aside statutory reserves and have done so.

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

Our common shares (or Class A common shares since March 19, 2018) have been listed and traded on the Nasdaq Capital Market since December 27, 2016 under the symbol “HEBT” until November 15, 2020 and under the symbol “NISN” since November 16, 2020.

B.	Plan of distribution

Not applicable for annual reports on Form 20-F.

C.	Markets

Our Class A common shares are listed on the Nasdaq Capital Market under the symbol “NISN.”

D.	Selling shareholders

Not applicable for annual reports on Form 20-F.

E.	Dilution

Not applicable for annual reports on Form 20-F.

F.	Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10.	Additional Information

A.	Share capital

Not applicable for annual reports on Form 20-F.

B.	Memorandum and articles of association

The information required by this item is incorporated by reference to the material headed “Description of Share Capital” in our Registration Statement on Form F-1, File no. 333-208583, filed with the SEC on July 13, 2016, as amended. We incorporate by reference into this annual report our Fourth Amended and Restated Memorandum and Articles of Association filed as Exhibit 1.1 to our current report on Form 6-K with the Securities and Exchange Commission on November 16, 2020.

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

Generally

Nisun International and Nisun BVI are tax-exempt companies incorporated in the British Virgin Islands. Nami Cayman is tax-exempt company incorporated in the Cayman Islands. Nisun HK and Nami Hong Kong are subject to Hong Kong profits tax rate. The rest of the Company’s subsidiaries and VIEs and subsidiaries of VIEs in PRC are governed by PRC laws.

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

Fintech and Hengpu are recognized as a High-technology Company by the Chinese government and is subject to a favorable income tax rate of 15%. Both Fintech and Hengpu’s High-technology certificates are valid for three years and subject to renewal. In accordance with the implementation rules of the Income Tax Law of the PRC, for the enterprises newly established in the Horgos Development Zone within the scope of “preferential catalogue of income tax for key industries encouraged to develop in Xinjiang’s difficult areas”, the enterprise income tax shall be exempt for five years from the tax year of the first production and operations income. Khorgos is established in the Horgos Development Zone and its income tax is eligible to be exempt for five years starting from 2019. The Company’s other PRC subsidiaries, VIEs and VIEs’ subsidiaries are subject to corporate income tax at the PRC unified rate of 25%.

Under the EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will normally be subject to the enterprise income tax at the rate of 25% on its global income. If the PRC tax authorities subsequently determine that we, NiSun BVI, NiSun HK, Nami Cayman, Nami HK, or any future non-PRC subsidiary should be classified as a PRC resident enterprise, then such entity’s global income will be subject to PRC income tax at a tax rate of 25%. In addition, under the EIT Law, payments from our subsidiaries and VIEs in PRC to us may be subject to a withholding tax. The EIT Law currently provides for a withholding tax rate of 20%. If NiSun HK or Nami HK is deemed to be a non-resident enterprise, then it will be subject to a withholding tax at the rate of 10% on any dividends paid by its Chinese subsidiaries to such entity. In practice, the tax authorities typically impose the withholding tax rate of 10% rate, as prescribed in the implementation regulations; however, there can be no guarantee that this practice will continue as more guidance is provided by relevant government authorities. We are actively monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

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

PRC Business Tax

Companies in China are generally subject to business tax and related surcharges by various local tax authorities at rates ranging from 3% to 20% on revenue generated from providing services and revenue generated from the transfer of intangibles. However, since May 1, 2016, the Business Tax has been incorporated into Value Added Tax in China, which means there will be no more Business Tax and accordingly some business operations previously taxed in the name of Business Tax will be taxed in the manner of VAT thereafter. In general, this newly implemented policy is intended to relieve many companies from heavy taxes under currently slowing down economy. In the case of our Chinese subsidiaries, even though the VAT rate ranges from 6% to 13%, with the deductibles the company may get in the business process, it will bear less burden than previous Business Tax.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, the RMB has not been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar or the Euro in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in RMB exchange rate and lessen intervention in the foreign exchange market. The RMB depreciated approximately 2% in 2020.

Interest Rate Risk

Our interest rate risk arises from short and long-term borrowings. As of December 31, 2020 and 2019, we had no borrowings with variable rates and we were not exposed to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk.

As of December 31, 2020 and 2019, we had no long-term interest-bearing assets or long-term interest-bearing liabilities.

Credit Risk

Our cash is invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, and accounts receivable. As of December 31, 2020 and 2019, $25,263,391 and $2,781,506 of our cash and cash equivalents and restricted cash was on deposit at financial institutions in the PRC, which the management believes are of high credit quality. In May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash and short-term investments are financially sound based on public available information.

Accounts receivables are typically unsecured and derived from revenue earned from customers, thereby they are exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

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

We do not have any material defaults in the payment of principal, interest, or any instalments under a sinking or purchase fund.

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

As of December 31, 2020, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2020, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. In making its assessment, management used the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of December 31, 2020, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

●	The Company does not have adequate internal accounting personnel with sufficient knowledge of the US GAAP and SEC reporting standards, which could lead to material misstatements being undetected in a timely manner.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

The following changes in our internal controls over financial reporting occurred during the twelve months ended December 31, 2020 and have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting:

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

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Ethics is attached as an exhibit to this annual report. We have also posted a copy of our code of business conduct and ethics on our website at www.fintaike.com.

Item 16C.	Principal Accountant Fees and Services

Wei, Wei & Co., LLP was appointed by the Company on February 26, 2019 to serve as its independent registered public accounting firm for the year ended December 31, 2018 and re-appointed to serve for the years ended December 31, 2019 and 2020.

Audit services provided by Wei, Wei & Co., LLP for the years of 2020 and 2019 included the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

Wei, Wei & Co., LLP’s fees for the annual audit of our financial statements and review of the financial statements for fiscal 2020 was $390,000.

Wei, Wei & Co., LLP’s fees for the annual audit of our financial statements and review of the financial statements for fiscal 2019 were $$275,000.

Audit-Related Fees

The Company has not paid Wei, Wei & Co., LLP for audit-related services in fiscal 2020 and 2019.

Tax Fees

The Company has not paid Wei, Wei & Co., LLP for tax services in fiscal 2020 and 2019.

All Other Fees

The Company has not paid Wei, Wei & Co., LLP for any other services in fiscal 2020 and 2019.

Audit Committee Pre-Approval Policies

Before Wei, Wei & Co., LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Wei, Wei & Co., LLP have been so approved.

Percentage of Hours

All hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2020 were attributed to work performed by Wei, Wei & Co., LLP’s full-time permanent employees.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2020.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19.	Exhibits

Exhibit No.	Description of Exhibit
1.1(1)	Articles of Association of Hebron Technology Co., Ltd.

1.2(2)	First Amended and Restated Articles of Association of Hebron Technology Co., Ltd.

1.3(1)	Memorandum of Association of Hebron Technology Co., Ltd.

1.4(1)	First Amended and Restated Memorandum of Association of Hebron Technology Co., Ltd.

1.5(2)	Second Amended and Restated Memorandum of Association of Hebron Technology Co., Ltd.

1.6(3)	Third Amended and Restated Memorandum of Association of Hebron Technology Co., Ltd.

1.7(5)	Fourth Amended and Restated Memorandum and Articles of Association

2.1(6)	Registrant’s Form of Class A common share Certificate

2.2*	Description of Securities Registered under Section 12 of the Exchange Act

4.1(7)	English Translation of Office Lease dated April 25, 2019 between Shanghai Ningsheng Enterprise Management Group Co., Ltd. and Fintech (Shanghai) Digital Technology Co., Ltd.

4.2(7)	Trademarks, Technologies & Management and Consulting Services Agreement dated May 17, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Fintech (Shanghai) Digital Technology Co., Ltd., Shanghai Ningsheng Enterprise Management Group Co., Ltd. and Peng Jiang

4.3(7)	Equity Interest Pledge Agreement dated May 17, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Fintech (Shanghai) Digital Technology Co., Ltd., Shanghai Ningsheng Enterprise Management Group Co., Ltd. and Peng Jiang

4.4(7)	Equity Interest Holders’ Voting Rights Proxy Agreement dated May 17, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Shanghai Ningsheng Enterprise Management Group Co., Ltd. and Peng Jiang

4.5(7)	Exclusive Right and Option to Purchase Agreement dated May 17, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Fintech (Shanghai) Digital Technology Co., Ltd., Shanghai Ningsheng Enterprise Management Group Co., Ltd. and Peng Jiang

4.6(8)	Employment Contract dated August 8, 2019 between Hebron Technology Co. Ltd. and Changjuan Liang

4.7(9)	2019 One Million Share Incentive Plan (incorporated by reference to Exhibit 99.1 to Form 6-K filed with the Commission on November 20, 2019)

4.8(7)	Trademarks, Technologies & Management and Consulting Services Agreement dated December 31, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Beijing Hengtai Puhui Information Service Co. Ltd and Guoya Asset Management (Shenzhen) Co. Ltd.

4.9(7)	Equity Interest Pledge Agreement dated Equity Interest Pledge Agreement dated December 31, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Beijing Hengtai Puhui Information Service Co. Ltd and Guoya Asset Management (Shenzhen) Co. Ltd.

4.10(7)	Equity Interest Holders’ Voting Rights Proxy Agreement dated December 31, 2019 between NingChen (Shanghai) Enterprise Management Group Co., Ltd. and Guoya Asset Management (Shenzhen) Co. Ltd.

4.11(7)	Exclusive Right and Option to Purchase Agreement dated December 31, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Beijing Hengtai Puhui Information Service Co. Ltd and Guoya Asset Management (Shenzhen) Co. Ltd.

4.12(7)	First Amendment to Share Exchange Agreement dated April 8, 2020 among Hebron Technology Co., Ltd., Beijing Hengtai Puhui Information Service Co. Ltd, Guoya Asset Management Co. Ltd. (BVI) and HongKong D&L Technology Co., Limited

4.13*	Share Purchase Agreement dated May 12, 2020 among Hebron Technology Co., Ltd., Nami Holding (BVI) Co., Ltd (SPV) and Nami Holding (Cayman) Co., Ltd.

4.14(10)	Employment Agreement, dated September 4, 2020, between Hebron Technology Co., Ltd. and Xiaoyun Huang

8.1*	List of Subsidiaries of the Registrant

11.1(4)	Code of Business Conduct and Ethics

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent Letter of Wei, Wei & Co., LLP

99.1*	Unaudited Pro Forma Condensed Combined Financial Information

99.2*	Audited Consolidated Financial Statements of Nami Holding (Cayman) Co., Ltd.

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

(1)	Incorporated by reference to the Company’s Form F-1/A filed with the SEC on April 29, 2016.

(2)	Incorporated by reference to the Company’s Form F-1/A filed with the SEC on June 13, 2016.
(3)	Incorporated by reference to the Company’s Form 6-K filed with the SEC on March 9, 2018.
(4)	Incorporated by reference to Form 20-F filed with the SEC on April 11, 2017

(5)	Incorporated by reference to Exhibit 1.1 to Form 6-K filed with the SEC on November 16, 2020
(6)	Incorporated by reference to Exhibit 2.1 to Form 6-K filed with the SEC on November 16, 2020
(7)	Incorporated by reference to Form 20-F filed with the SEC on April 24, 2020

(8)	Incorporated by reference to Exhibit 10.1 to Form 6-K filed with the Commission on August 13, 2019

(9)	Incorporated by reference to Exhibit 99.1 to Form 6-K filed on November 20, 2019

(10)	Incorporated by reference to Exhibit 99.3 to Form 6-K filed with the Commission on September 4, 2020

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD

	By:	/s/ Xiaoyun Huang
		Name:	Xiaoyun Huang
		Title:	Chief Executive Officer

Date: May 3, 2021

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Nisun International Enterprise Development Group Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nisun International Enterprise Development Group Co., Ltd. (previously known as Hebron Technology Co., Ltd.) (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive income (loss) income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Investment in Limited Partnership

The Company holds a 99.9% equity interest in a limited partnership (“LP”) that is engaged primarily investing in debt securities of private companies. The main asset of the LP is the value of these investments. As discussed in Notes 2 and 10 to the consolidated financial statements, the Company reviews this investment for possible impairment on an annual basis or when events or changes in circumstances indicate that the carrying value of the investment could be impaired. As of December 31, 2020, the value of this investment was approximately $15.7 million or 14.6% of the Company’s total assets.

We identified the valuation of this investment as a critical audit matter not only because of the unique nature of this asset and its materiality in the consolidated financial statements but also the challenge, difficulty and extent of judgement involved in determining the fair value of this asset.

The primary procedures we performed to address this critical audit matter included the following. We evaluated the Company’s approach in assessing the fair value of this investment and discussed with management its evaluation process, specifically the manner in which it conducts the assessment of the LP’s financial condition. We obtained and reviewed the audited financial statements of the LP as of and for the year ended December 31, 2020, noting its critical accounting policies and financial results for the year ended 2020 and obtained an understanding of the procedures and analysis performed by the LP’s audit firm.

Goodwill Valuation

Goodwill consists of the excess of the purchase price over the fair value of tangible and identifiable intangible assets acquired net of liabilities assumed in a business acquisition. The Company’s goodwill is approximately $25.2 million and represents approximately 23.2% of total assets. Goodwill is subject to annual impairment tests, and if it is determined to be impaired, is to be written down to its estimated fair value.

We identified the Company's goodwill as a critical audit matter not only because of the materiality in the consolidated financial statements but also due to the significant estimates, assumptions and judgment management utilizes to determine if goodwill is impaired, especially considering the impact of the COVID-19 pandemic. This required a high degree of auditor judgment and additional effort was required in performing the audit procedures to evaluate the methodology and the reasonableness of related assumptions, as well as the inputs and calculations related to the forecasts of future revenues and earnings in determining if goodwill was impaired.

The primary procedures we performed to address this critical audit matter included the following. We obtained an understanding of management’s process to estimate the fair value of goodwill and reviewed the key data and assumptions used in its determination of the fair value of goodwill. We evaluated management's forecasts including revenues and earnings for reasonableness by comparing the forecasts to historical results, obtaining supporting evidence for assumptions and estimates related to management's forecasts. We assessed the sensitivity of the Company's impairment conclusions to changes in the forecasts, discount rates, and earnings multiples and evaluated the assumptions used by management, including testing the underlying source information and the mathematical accuracy of the calculations by developing a range of independent estimates and comparing those to the rates.

Business Acquisition

As discussed in Notes 1 and 3 to the consolidated financial statements, the Company acquired 100% of the outstanding shares of Nami Holding (Cayman) Co., Ltd on May 31, 2020 for approximately $20.3 million (net of cash acquired of approximately $5.0 million) comprised of Company stock valued at approximately $18.3 million and the balance to be paid in cash. The Company applied the acquisition method of accounting for the business combination which requires the purchase price allocation to the assets acquired and liabilities assumed, in each case based on estimates of their respective fair values at the acquisition date. The purchase price paid in excess of the estimated fair value of the net assets acquired was recorded as goodwill.

We identified the Company’s business combination as a critical audit matter because of the significant estimates and judgements in determining the fair values assigned to the acquired assets and assumed liabilities especially considering management’s assumptions surrounding estimated future operating results and cash flows. The Company, with the assistance of an independent valuation firm, determined the fair values using discounted cash flow and market multiple analyses. These types of analyses require assumptions and estimates regarding industry and economic factors, the profitability of future business strategies, discount rates, revenue growth rates and future cash flows. These significant estimates and assumptions are forward-looking and could be affected by future economic and market conditions.

The primary procedures we performed to address this critical audit matter included the following. We obtained an understanding of management’s process to estimate the fair values of the acquired assets and assumed liabilities and reviewed the key data used in its fair value calculations. We also evaluated the key controls used by management to develop its fair value estimates. We evaluated the appropriateness of specific key inputs supporting management’s estimates, including revenue growth rates and future cash flows, and we obtained and reviewed the independent valuation report issued by the independent valuation firm on the business, noting the valuation methodology and assumptions used in the determination of the related fair value of the business as well as the relevant qualifications, and experience of the firm in the preparation of the valuation report. We engaged a valuation specialist to assist us in assessing the reasonableness of the significant assumptions and valuation methodology and its mathematical accuracy of the valuation report. We also reviewed the calculation of the valuation of the common stock issued.

/s/ Wei, Wei & Co., LLP

We have served as the Company’s auditors since 2019.

Flushing, New York

May 3, 2021

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2020, AND 2019

(EXPRESSED IN US DOLLARS)

	December 31, 2020	December 31, 2019*
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$22,135,310	$2,756,490
Restricted cash	62,947	25,016
Short-term investments	4,680,843	-
Accounts receivable, net	4,939,912	1,233,038
Receivables from supply chain financing	10,741,981	-
Prepaid expenses and other current assets	971,839	280,202
Loans to third parties - current portion	1,915,709	2,434,715
Due from discontinued operations	-	9,201,432
Receivable from sale of discontinued operations	14,950,730	-
Assets of discontinued operations - current	-	36,985,779
TOTAL CURRENT ASSETS	60,399,271	52,916,672

NON-CURRENT ASSETS:
Property and equipment, net	655,643	287,057
Intangible assets, net	3,726,602	4,189,350
Right-of-use assets, net	1,464,745	502,670
Loans to third parties - non-current	-	2,872,820
Equity investments	484,864	500,715
Investment in limited partnership	15,736,927	-
Goodwill	25,172,407	11,074,864
Deferred tax assets, net	456,370	20,040
Assets of discontinued operations - non-current	-	21,636,501
TOTAL NON-CURRENT ASSETS	47,697,558	41,084,017
TOTAL ASSETS	$108,096,829	$94,000,689

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$1,312,560	$224,045
Accrued expenses and other current liabilities	2,001,031	674,169
Operating lease liabilities - current	736,854	138,133
Advance from customers	11,624	28,728
Taxes payable	3,133,038	138,157
Loan from related party	10,528,965	-
Due to related parties	2,071,309	7,759,443
Purchase price payable for acquisition	7,007,905	-
Liabilities of discontinued operations - current	-	28,472,022
TOTAL CURRENT LIABILITIES	26,803,286	37,434,697

Operating lease liabilities – non-current	680,130	368,019
Deferred tax liabilities	676,015	805,826
Liabilities of discontinued operations - non-current	-	1,456,634
TOTAL LIABILITIES	28,159,431	40,065,176

Commitments and contingencies

EQUITY:
Class A common stock, $0.001 par value, 40,000,000 shares authorized, 20,555,129 and 17,710,471 shares issued and outstanding as of December 31, 2020 and 2019, respectively	20,555	17,710
Class B common stock, $0.001 par value, 10,000,000 shares authorized, no shares issued and outstanding as of December 31, 2020 and 2019	-	-
Additional paid-in capital	59,472,255	28,369,076
Retained earnings	14,380,976	27,472,766
Unearned compensation	(624,455)
Accumulated other comprehensive income (loss)	3,593,188	(1,914,232)
TOTAL SHAREHOLDERS’ EQUITY	76,842,519	53,945,320
Non-controlling interests	3,094,879	(9,807)
TOTAL EQUITY	79,937,398	53,935,513
TOTAL LIABILITIES AND EQUITY	$108,096,829	$94,000,689

*	The amounts have been reclassified to conform with the Group’s decision to classify Hebron HK as assets and liabilities of discontinued operations.

The accompanying notes are an integral part of these consolidated financial statements.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(EXPRESSED IN US DOLLARS)

	For the Years Ended December 31,
	2020	2019	2018
REVENUE:
Small and Medium Enterprise financing solutions	$40,779,794	$2,522,143	$-
Supply Chain financing solutions	1,369,859	-	-
Other financing solutions	40,538	3,381	-
Financial services	42,190,191	2,525,524	-

COST OF REVENUE AND RELATED TAXES:			-
Cost of revenue	(19,740,267)	-	-
Business and sales related taxes	(233,389)	(19,492)	-
GROSS PROFIT	22,216,535	2,506,032	-

OPERATING EXPENSES:
Selling expenses	3,181,810	93,620	-
General and administrative expenses	8,188,736	1,082,631	1,170,900
Research and development expenses	817,770	155,216	923,094
Total operating expenses	12,188,316	1,331,467	2,093,994
INCOME (LOSS) FROM OPERATIONS	10,028,219	1,174,565	(2,093,994)

OTHER INCOME (EXPENSE):
Interest and investment income	585,177	-	-
Other income (expense), net	244,274	1,371	-
Total other income (expense), net	829,451	1,371	-

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	10,857,670	1,175,936	(2,093,994)

PROVISION (BENEFIT) FOR INCOME TAXES	941,064	(55,731)	-
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	9,916,606	1,231,667	(2,093,994)

DISCONTINUED OPERATIONS:
(Loss) income from discontinued operations, net of tax	(23,107,066)	1,508,323	(3,050,721)
Net gain on sale of discontinued operations, net of tax	136,050	-	-
NET (LOSS) INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX	(22,971,016)	1,508,323	(3,050,721)
NET (LOSS) INCOME	(13,054,410)	2,739,990	(5,144,715)
Net income attributable to non-controlling interests	37,380	-	-
NET (LOSS) INCOME ATTRIBUTABLE TO SHAREHOLDERS	$(13,091,790)	$2,739,990	$(5,144,715)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation income (loss)	5,507,420	(561,091)	(1,755,528)
COMPREHENSIVE (LOSS) INCOME	(7,584,370)	2,178,899	(6,900,243)
Comprehensive loss attributable to non-controlling interests	(2,172)	-	-
COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO SHAREHOLDERS	$(7,582,198)	$2,178,899	$(6,900,243)

BASIC AND DILUTED EARNINGS (LOSS) PER COMMON SHARE:
Income (loss) from continuing operations	$0.53	$0.08	$(0.13)
Income (loss) from discontinued operations	(1.24)	0.09	(0.20)
TOTAL (LOSS) EARNINGS PER COMMON SHARE	$(0.71)	$0.17	$(0.33)

Weighted average number of shares outstanding-basic and diluted	18,587,674	16,269,577	15,760,633

The accompanying notes are an integral part of these consolidated financial statements.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

	Class A Common Stock		Class B Common Stock		Additional Paid in	Unearned	Retained	Accumulated Other Comprehensive	Non-controlling
	Shares	Amount	Shares	Amount	Capital	Compensation	Earnings	Income (Loss)	Interests	Total
Balance at January 1, 2018	6,916,947	$6,917	7,778,400	$7,778	$10,237,965	$-	$29,877,491	$402,387	$-	$40,532,538
Net (loss)	-	-	-	-	-	-	(5,144,715)	-	-	(5,144,715)
Foreign currency translation adjustment	-	-	-	-	-	-	-	(1,755,528)	-	(1,755,528)
Issuance of class A common stock for consulting services	131,452	131	-	-	239,369	-	-	-	-	239,500
Issuance of common stock for equity investment	1,442,778	1,443	-	-	2,884,113	-	-	-	-	2,885,556
Balance at December 31, 2018	8,491,177	8,491	7,778,400	7,778	13,361,447	-	24,732,776	(1,353,141)	$-	36,757,351

Net income	-	-	-	-	-	-	2,739,990	-	-	2,739,990
Foreign currency translation adjustment	-	-	-	-	-	-	-	(561,091)	-	(561,091)
Capital contribution by shareholder	-	-	-	-	3,582,781	-	-	-	-	3,582,781
Shares issued for business acquisition	1,440,894	1,441	-	-	11,424,848	-	-	-	(9,807)	11,416,482
Reclassification of common stock	7,778,400	7,778	(7,778,400)	(7,778)	-	-	-	-	-	-
Balance at December 31, 2019	17,710,471	17,710	-	-	28,369,076	-	27,472,766	(1,914,232)	(9,807)	53,935,513

Capital contributed by shareholder	-	-	-	-	4,550,000	-	-	-	-	4,550,000
Net (loss)	-	-	-	-	-	-	(13,091,790)	-	37,380	(13,054,410)
Foreign currency translation adjustment	-	-	-	-	-	-	-	5,507,420	2,172	5,509,592
Private placement	1,048,932	1,049	-	-	6,502,329	-	-	-	-	6,503,378
Shares issued for business acquisition	1,562,726	1,563	-	-	18,329,213	-	-	-	-	18,330,776
Shares issued for share-based compensation	233,000	233	-	-	1,721,637	(624,455)	-	-	-	1,097,415
Capital contribution from non-controlling interest	-	-	-	-	-	-	-	-	3,065,134	3,065,134
Balance at December 31, 2020	20,555,129	$20,555	-	$-	$59,472,255	(624,455)	$14,380,976	$3,593,188	$3,094,879	$79,937,398

The accompanying notes are an integral part of these consolidated financial statements.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(EXPRESSED IN US DOLLARS)

	For the Years Ended December 31,
	2020	2019		2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(13,054,410)		$2,739,990		$(5,144,715)
Net (loss) income from discontinued operations	(22,971,016)		1,508,323		(3,050,721)
Net income (loss) from continuing operations	9,916,606		1,231,667		(2,093,994)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,686,518		242,409		-
Stock-based compensation	1,097,415		-		-
Bad debt expense	-		-		1,162,594
Loss on disposition of property and equipment	42,534		-		-
(Income) from investments	(169,720)		-		-
Deferred taxes	(584,760)		(55,731)		-
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	573,418		(815,534)		-
Decrease (increase) in prepaid expenses and other current assets	16,009		(108,150)		931,320
(Increase) in operating lease right-of-use assets	(56,831)		-		-
(Increase) in receivable from supply chain financing	(10,741,981)		-		-
Increase in accounts payable	1,014,227		-		-
Increase in advance from customers	(17,977)		-		-
(Decrease) in other payable	(2,112,886)
Increase in taxes payable	1,609,498		54,474		-
(Decrease) in operating lease liabilities	(523,797)		-		-
Increase in accrued expenses and other current liabilities	502,100		49,574		-
Net cash provided by (used in) operating activities from continuing operations	2,250,373		598,709		(80)
Net cash provided by (used in) operating activities from discontinued operations	436,389		(263,476)		(725,000)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	2,686,762		335,233		(725,080)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(204,904)		(237,548)		-
Acquisition of intangible assets	(94,400)		-		-
Proceeds from disposal of equipment	41,688		-		-
Cash acquired with business acquisitions	4,990,754		2,043,176		-
Investment in limited partnership	(15,589,966)		-		-
Purchase of short-term investment	(3,065,134)		-		-
Repayments from loan to third parties	11,019,545		-		-
Loans to third parties	(1,810,495)		(3,611,682)		-
Net cash (used in) investing activities from continuing operations	(4,712,912)		(1,806,054)		-
Net cash (used in) investing activities from discontinued operations	(6,713)		(157,440)		(115,210)
NET CASH (USED IN) FINANCING ACTIVITIES	(4,719,625)		(1,963,494)		(115,210)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment to related parties	(6,803,115)		566,360		-
Advances from related parties	1,303,556		-		-
Loan from related parties	10,528,965		-		-
Proceeds from private placement	6,503,378		-		-
Capital contribution from non-controlling interest	3,065,134		-		-
Capital contribution from shareholder	4,550,000		3,582,781		-
Net cash provided by financing activities from continuing operations	19,147,918		4,149,141		-
Net cash (used in) provided by financing activities from discontinued operations	(788,599)		(996,355)		730,669
NET CASH PROVIDED BY FINANCING ACTIVITIES	18,359,319		3,152,786		730,669

EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH EQUIVALENT	2,806,981		(184,449)		(94,230)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	19,133,437		1,340,076		(203,860)
Add: decrease in cash and cash equivalents from discontinued operations	283,314		1,440,823		203,710
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS	19,416,751		2,780,899		(150)

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH-BEGINNING	2,781,506		607		757
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH-ENDING	$22,198,257		$2,781,506		$607

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income taxes	$552,783		$5,158		$42,250
Cash paid for interest	$124,778		$147,900		$91,917

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Payment payable to related parties for business acquisition	$7,007,905		$7,000,000		$-
Issuance of shares for business acquisition	$18,330,776		$11,426,289		$-
Receivable from sale of discontinued operations	$14,950,730	$			$-
Issuance of shares for share based compensation	$1,721,870	$		$
Issuance of shares for consulting services	$-		$-		$239,500
Issuance of shares for equity investment	$-		$-		$2,885,556

CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATION COMPRISE OF THE FOLLOWING:
Cash and cash equivalents	$22,135,310		$2,756,490		$607
Restricted cash	62,947		25,016		-
Total cash, cash equivalents and restricted cash	$22,198,257		$2,781,506		$607

The accompanying notes are an integral part of these consolidated financial statements.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Organization and description of business

Nisun International Enterprise Development Group Co., Ltd (“Nisun International” or the “Company”), formerly known as Hebron Technology Co., Ltd, is an investment holding company established under the laws of the British Virgin Islands (“BVI”) on May 29, 2012. On November 16, 2020, the Company officially changed its Nasdaq trading symbol to “NISN” and its name from “Hebron Technology Co., Ltd” to “Nisun International Enterprise Development Group Co., Ltd”, which the management believes more closely reflects the Company’s new financial services business. The Company conducts its business mainly through its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs (collectively referred to as the “Group”) in the People’s Republic of China (‘‘PRC’’).

The Group began to conduct its financial services business in 2019 through the Group’s newly acquired entities, Fintech (Shanghai) Digital Technology Co., Ltd. (“Fintech”), Beijing Hengtai Puhui Information services Co., Ltd. (“Hengpu”), Nami Shanghai Financial Consulting Co., Ltd (“Nami Shanghai”) and their subsidiaries. The Group provides a set of technology-driven customized financing solutions to small-and mid-size enterprises through Hengpu, Fintech, Nami Shanghai and their subsidiaries. Hengpu and Fintech provide comprehensive financing solutions for small to medium-sized enterprises, while Nami facilitates the matching of investors and small to medium-sized enterprises. The Group commenced a technology-driven integrated supply chain financing solutions through Fintech and its subsidiaries in January 2020 by involvement in bringing the lender and borrower together.

Acquisition of Nami Holding (Cayman) Co., Ltd (Note 3)

On May 31, 2020, the Group acquired 100% of Nami Holding (Cayman) Co., Ltd. (“Nami Cayman”) for $25.34 million, consisting of $7.01 million (RMB 50 million) to be paid in cash and 1,562,726 shares of our common stock issued at $11.73 per share valued at $18.33 million, to Nami Cayman’s original shareholders (See Note 3). Nami Cayman effectively controls Nami Shanghai through a series of contractual agreements (“VIE Agreements”).

Disposition of Hong Kong Xibolun Technology Co., Ltd (Note 4)

On November 30, 2020, the Group completed the disposition of its valve manufacturing and installation business. The Group sold all equity interests in its subsidiary, Hong Kong Xibolun Technology Co., Ltd. (“Hebron HK”) to Wise Metro Development Co., Ltd. (a company owned by the Company’s prior CEO and another officer) for consideration of approximately $14.95 million (RMB 98.3 million). As a result of the disposition, the Group sold all the equity interests it held in Zhejiang Xibolun Automation Project Technology Co., Ltd, Wenzhou Xibolun Fluid Equipment Co., Ltd., and Xuzhou Weijia Biotechnology Co., Ltd. The manufacturing and installation business have been presented as discontinued operations (“Discontinued Operations”) retroactively for the periods presented in the consolidated financial statements.

COVID-19

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. COVID-19 has spread rapidly to many parts of the PRC and other parts of the world in the first quarter of 2020, which has caused significant volatility in the PRC and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the PRC and international economies. For the year ended December 31, 2020 and subsequent period up to the date of this report, the COVID-19 pandemic did not have a material negative impact on the Group’s financial services business. For the year ended December 31, 2020, the COVID-19 pandemic resulted in material adverse effects on the Group’s discontinued manufacturing and installation business. During the temporary business closure period, employees had very limited access to the Group’s manufacturing facilities, and as a result, the Group experienced difficulty providing manufacturing and installation services on a timely basis. In addition, due to the COVID-19 outbreak, some of the Group’s customers and suppliers experienced financial distress, delayed or defaulted on their payments, reduced the scale of their business, and suffered disruptions in their business. On November 30, 2020, the Group disposed of the manufacturing and installation business.

The extent of the impact on the Group’s fiscal 2021 results will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Group is currently unable to quantify the expected impact of the COVID-19 pandemic on the Group’s future operations, financial condition, liquidity and results of operations if the current situation continues.

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION - CONTINUED

As of December 31, 2020, the Group’s subsidiaries and consolidated VIEs are as follows:

	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest
Subsidiaries
NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd. (“NiSun BVI”)	July 12, 2019	BVI	100%
NiSun International Enterprise Management Group (Hong Kong) Co., Limited (“NiSun HK”)	July 12, 2019	Hong Kong	100%
Nisun (Shandong) Industrial Development Co., Ltd (“Nisun Shandong” or “WOFE”)	December 15, 2020	PRC	100%
NingChen (Shanghai) Enterprise Management Co., Ltd.(“NingChen”)	July 12, 2019	PRC	100%
Shandong Taiding International Investment Co., Ltd. (“Taiding”)	November 12, 2019	PRC	80%
Nami Holding (Cayman) Co., Ltd (“Nami Cayman”)	April 09, 2019	Cayman Islands	100%
Nami Holding (Hong Kong) Co., Limited (“Nami HK”)	May 02, 2019	Hong Kong	100%
Shanghai Naqing Enterprise Management Co., Ltd (“Naqing” or “WOFE”)	April 10, 2019	PRC	100%

VIEs	,
Fintech (Shanghai) Digital Technology Co., Ltd. (“Fintech Shanghai”)	July 12, 2019	PRC	100%
Beijing Hengtai Puhui Information Services Co., Ltd (“Hengpu”)	December 31, 2019	PRC	100%
Nami Shanghai Financial Consulting Co., Ltd (“Nami Shanghai”)	June 04, 2015	PRC	100%

Subsidiaries of the VIEs
Khorgos Fintech Network Technology Co., Ltd. (“Khorgos”)	July 12, 2019	PRC	100%
Jilin Lingang Supply Chain Management Co., Ltd (“Lingang”)	November 27, 2019	PRC	100%
NiSun Family Office (Guangzhou) Co., Ltd. (“Guangzhou”)	October 29, 2019	PRC	100%
Hangzhou Fengtai Supply Chain Management Co., Ltd. (“Fengtai”)	December 31, 2019	PRC	100%
Dunhua Midtown Asset Management Registration Center Co., Ltd. (“Midtown”)*	December 31, 2019	PRC	100%
Nanjing Nisun Gold Co., Ltd. (“Nisun Gold”)	December 10, 2020	PRC	100%
Fintech (Henan) Supply Chain Management Co., Ltd. (“Fintech Henan”)	August 26, 2020	PRC	100%
Fintech (Jiangsu) Supply Chain Management Co., Ltd. (“Fintech Jiangsu”)	November 06, 2020	PRC	100%
Fintech (Shandong) Supply Chain Management Co., Ltd. (“Fintech Shandong”)	November 04, 2020	PRC	100%
Fanlunke Supply Chain Management (Shanghai) Co., Ltd. (“Fanlunke Shanghai”)	December 29, 2020	PRC	100%
Shanxi Fintech Supply Chain Management Co., Ltd (“Fintech Shanxi”)	December 30, 2020	PRC	80%
Jilin Province Lingang Hengda Supply Chain Management Co., Ltd. (“Lingang Hengda”)	August 18, 2020	PRC	100%

*	The entity was deregistered on February 19, 2021. Since the entity did not have significant operations, the deregistration did not have a material impact to the Group’s consolidated financial statements for the years ended December 31, 2020, 2019 and 2018.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and the subsidiaries of the VIEs for which the Company or its subsidiary is the primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiaries, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiaries are the primary beneficiary of the entity.

All transactions and balances among the Group, its subsidiaries, the VIEs and subsidiaries of the VIEs have been eliminated upon consolidation.

VIE companies

1)	Contractual Agreements with VIE

The following is a summary of the VIE agreements:

Management and Consulting Service Agreement.

Under the Consulting Services Agreements, the Group has the exclusive right to provide management and consulting and other services to the VIEs for a consulting service fee from the VIEs and agree to authorize the VIEs to use the trademarks, technologies and related intellectual property rights held by the Group. The VIEs agree to pay the Group or the designated agent of the Group for the management and consulting services in the amount equivalent to all the VIEs net profits after tax. The agreement shall be effective as of the date of agreement and shall remain effective until the date when the Group terminates such agreements and Fintech, Hengpu or Nami Shanghai cease to exist.

Equity Interest Pledge Agreements

Pursuant to the Equity Interest Pledge Agreements, each Shareholder of the VIEs agreed to pledge his equity interest in the VIEs to the Group to secure the performance of the VIEs’ obligations under the Exclusive Business Cooperation Agreements and any such agreements to be entered into in the future. Each shareholder of the VIEs agrees not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on their equity interests in the VIEs without the prior written consent of the Group. The Pledges became effective on such date when the pledge of the Equity Interest contemplated herein were registered with the relevant Administration for Industry and Commerce (the “AIC”) and remain effective until all contract obligations have been fully performed and all secured indebtedness has been fully paid.

Voting Rights Proxy Agreement.

Under the Voting Rights Proxy Agreement, each shareholder of the VIEs irrevocably authorizes the Group to exercise rights and powers as the shareholders of the VIEs, including but not limited to, convening and attending shareholders’ meetings, voting on all matters of the VIEs requiring shareholder approval and appointing directors and senior management members. The Voting Rights Proxy Agreements will remain in force unless otherwise terminated in writing by the Group or with the written consent of all parties.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Exclusive Call Option Agreement.

Under the Exclusive Call Option Agreement, the VIEs and their shareholders have irrevocably granted the Group an exclusive option to purchase or authorize their designated persons to purchase all or part of each shareholder’s equity interests in the VIEs. The purchase price shall be equal to the minimum price required by the relevant PRC laws. Without prior written consent of the Group, the VIEs shall not among other things, amend their articles of association, sell or otherwise dispose of their assets or beneficial interests, enter into transactions which may adversely affect their assets, liabilities, business operations, equity interests and other legal interests, or merge with any other entities or make any investments, or distribute dividends. The Group has the right to transfer the rights and obligations pursuant to the Exclusive Call Option Agreement to any third party, which do not require any prior consent of the VIEs and their shareholders. The Exclusive Call Option Agreement will remain effective until the Group terminates this agreement with 30 days advance notice.

2)	Risks in relation to the VIE structure

The Group believes that the contractual arrangements with its VIEs and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Group’s PRC subsidiaries and VIEs;

●	discontinue or restrict the operations of any related-party transactions between the Group’s PRC subsidiaries and VIEs;

●	limit the Group’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Group’s PRC subsidiaries and VIEs may not be able to comply;

●	require the Group’s PRC subsidiaries and VIEs to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Group’s use of the proceeds of a public offering to finance the Group’s business and operations in China.

The Group’s ability to conduct its financial services business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Group may not be able to consolidate its VIEs in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs – Fintech, Hengpu, and Nami Shanghai and their respective shareholders and it may lose the ability to receive the economic benefits from the VIEs. The Group, however, does not believe such actions would result in the liquidation or dissolution of the Group, its PRC subsidiaries and VIEs.

The interests of the shareholders of VIEs may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so. The Group cannot assure that when conflicts of interest arise, shareholders of the VIEs will act in the best interests of the Group or that conflicts of interests will be resolved in the Group’s favor. Currently, the Group does not have existing arrangements to address potential conflicts of interest the shareholders of the VIEs may encounter in their capacity as beneficial owners and directors of the VIEs, on the one hand, and as beneficial owners and directors of the Group, on the other hand. The Group believes the shareholders of the VIEs will not act contrary to any of the contractual arrangements and the exclusive option agreements provide the Group with a mechanism to remove the current shareholders of the VIEs should they act to the detriment of the Group. The Group relies on certain current shareholders of the VIEs to fulfill their fiduciary duties and abide by laws of the PRC and act in the best interest of the Group. If the Group cannot resolve any conflicts of interest or disputes between the Group and the shareholders of the VIEs, the Group would have to rely on legal proceedings, which could result in disruption of its business, and there are substantial uncertainties as to the PRC legal system and the outcome of any such legal proceedings.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIEs and their subsidiaries taken as a whole, which were included in the Group’s consolidated financial statements for continuing operations with intercompany balances and transactions eliminated between the VIEs and their subsidiaries:

	December 31, 2020	December 31, 2019
Total current asset	$43,832,012	$5,988,899
Total assets	$47,223,358	$9,793,910
Total current liabilities	$11,146,286	$1,295,055
Total liabilities	$11,826,417	$1,295,055

	For the year ended December 31, 2020	For the year ended December 31, 2019
Financial services revenue	$42,190,191	$2,525,524
Net income	$11,583,787	$1,600,661

	For the year ended December 31, 2020	For the year ended December 31, 2019
Net cash provided by operating activities	$2,560,400	$824,462
Net cash (used in) investing activities	$(13,321,524)	$(3,132,684)
Net cash provided by financing activities	$4,051,162	$3,044,235

As of December 31, 2020, there were no consolidated assets of the VIEs that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations. There were no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Group in the normal course of business. The Group neither provides nor intends to provide additional financial or other support not previously contractually required to the VIEs and subsidiaries of the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of its net assets, equivalent to the balance of its paid-in capital, capital reserve and statutory reserves, to the Group in the form of loans, advances or cash dividends. Please refer to Note 18 for disclosure of restricted net assets.

Non-controlling interests

Non-controlling interests are recognized to reflect the portion of the equity that is not attributable, directly, or indirectly, to the Group. Non-controlling interests are presented as a separate component of equity in the consolidated balance sheets and earnings and other comprehensive income (loss) are attributed to controlling and non-controlling interests. As of December 31, 2020, non-controlling interest relates to the 20% equity interest in Taiding.

Uses of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during each reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include: the allowance for doubtful accounts, the valuation of inventory, realizability of deferred tax assets, costs to complete contracts, estimated useful lives and fair values in connection with the impairment of property and equipment, the valuation of intangible assets, and goodwill, accruals for income tax uncertainties, and the determination of fair values related to business acquisitions.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Business combinations

The Group accounts for business combinations using the purchase method of accounting in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) topic 805, Business Combinations. The purchase method of accounting requires the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Group acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent consideration and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total acquisition cost, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings as a bargain purchase gain.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed, and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, the forecasted life cycle and forecasted cash flows over that period. The fair value of the identifiable assets acquired, and liabilities assumed at the acquisition date is based on a valuation performed by an independent valuation firm engaged by the Group.

Discontinued operations

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. Included in the consolidated statements of operations and comprehensive income (loss), the results from discontinued operations are reported separately from the income and expense from continuing operations and prior periods are presented on a comparative basis. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations, if any.

Revenue recognition

The Group adopted FASB ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018 using the modified retrospective approach. Revenues are presented under ASC 606, and there was no adjustment to the opening balance of retained earnings at January 1, 2018 since there was no significant change to the timing and pattern of revenue recognition upon adoption of ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. All of the Group’s contracts with customers do not contain cancelable and refund-type provisions.

Under the guidance of ASC 606, the Group is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) the Group satisfies its performance obligation. In determining the transaction price, the Group includes variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur. Revenues are recorded, net of sales related taxes and surcharges.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Small and medium enterprise financing solution

The Group earns one-time advisory fees from its services provided to small-and mid-size enterprises. The Group enters into one-time advisory fee agreements with small-and mid-size enterprises, underwriters, financial institutions and issuers, which specifies the key terms and conditions of the arrangement. Such agreements generally do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. The Group earns a one-time advisory fee from its clients upon offerings completed on the PRC provincial or national asset exchanges or other designated markets. Revenue is calculated at a fixed charge rate based on the amount and length of the offering (prorated by the financing term). The Group believes such arrangement represents a performance obligation that is satisfied at a point of time, therefore, the underwriting related advisory fees are recognized as revenue upon the closing of the offerings.

Other financing solutions

The Group also provides ongoing user management services to small and medium commercial banks and financial institutions in distributing and sourcing funds for their direct banking and other financial products in exchange for a recurring service fee. Recurring service agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. Recurring service fees are calculated as a fixed percentage of the qualified investments made by users during the contractual investment period of the direct banking and other financial products. Payment of recurring service fees by commercial banks and financial institutions are normally on a regular basis (typically quarterly or annually). The Group believes such arrangement requires the Group to provide ongoing management services including but not limited to direct banking account reconciliation between the financial institution and investors and maintaining investors’ account portfolios over the contractual term, which represents a performance obligation that the Group satisfies over time. Therefore, the recurring service revenue is recognized over the contract term on a straight-line basis.

Supply chain financing solution

For the year ended December 31, 2020, the Group started to offer supply chain financing advisory services through Fintech and its subsidiaries by integrating the working capital needs of suppliers and merchants in the supply chain and assisting them to obtain sufficient funds.

One-time commission fees: The Group provides fund sourcing services to suppliers and merchants in the supply chain in exchange for a one-time commission fee. The Group merely acts as an agent to facilitate the transactions and earns a commission fee based on the volume of products transacted through the supply chain. Pursuant to the agreements with related suppliers and merchants, the Group recognizes the one-time commission fee when the service is facilitated. Such agreements generally do not include rights of return, credits or discounts, rebates, price protection or other similar privileges.

Recurring supply chain management service fees: The Group provides ongoing supply chain management services to suppliers in exchange for a recurring management fee. Recurring management fees are calculated based on a fixed charge rate on the financing amount facilitated for the supplier over the service period. Payment of recurring management fees are normally on semi-monthly or monthly basis. The Group believes such arrangement requires the Group to provide ongoing supply chain management services, including but not limited to vender account reconciliation on a periodic basis and monitoring purchase-sales transaction cycle and related payment information on a regular basis, which represents a performance obligation that the Group satisfies over time. Therefore, the recurring service revenue is recognized over the contract term on a straight-line basis.

Disaggregation of revenue

The Group derives revenue primarily from one-time commissions and recurring service fees paid by clients or financial product providers. The following tables show the revenue from financial services disaggregated by nature for the years ended December 31, 2020 and 2019:

	For the year ended December 31 2020	For the year ended December 31, 2019
One-time commission fees	$42,082,585	$2,522,143
Recurring service fees	107,606	3,381
Total revenue	$42,190,191	$2,525,524

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The Group provides small and medium enterprise financing solutions, supply chain financing solutions and other financing solutions. The following tables show the revenue from financial services disaggregated by revenue line for the years ended December 31, 2020 and 2019:

	For the year ended December 31 2020	For the year ended December 31, 2019
Small and medium enterprise financing solutions	$40,779,794	$2,522,143
Supply chain financing solutions	1,369,859
Other financing solutions	40,538	3,381
Total revenue	$42,190,191	$2,525,524

Practical expedient

The Group has applied the practical expedient for certain revenue streams to exclude the value of remaining performance obligations for (i) contracts with an original expected term of one year or less or (ii) contracts for which the Group recognizes revenue in proportion to the amount the Group has the right to invoice for services performed.

Cash and cash equivalent

Cash and cash equivalents consist of cash on hand, money market fund investments, time deposits, as well as highly liquid investments, which have original maturities of three months or less.

Restricted Cash

The Group had restricted cash of $62,947 and $25,016 at December 31, 2020 and December 31, 2019, respectively, which are primarily security deposits related to our financing services. In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts presented in the statement of cash flows.

Short-term investments

The Group’s short-term investments include the Group’s investments in wealth management products issued by commercial banks and financial institutions that have a stated maturity within one year and normally pay a prospective fixed interest rate. The wealth management products are unsecured and primarily invested in financial instruments with high credit ratings and good liquidity in the interbank and exchange markets, including but not limited to debt securities issued by financial institutions, central bank bills, interbank and exchange-traded bonds, and asset backed securities. The Group measures the short-term investments at fair value using the quoted subscription or redemption prices published or by discounting the future cash flows at the expected yield rate with reference to the expected benchmark yield rates of the wealth management product.

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

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The carrying amounts reported in the balance sheets for cash and cash equivalents, short term investments, accounts receivable, receivables from supply chain financing, loans to third parties, accounts payable, advances from customers, taxes payable, due to related parties and accrued expenses and other current liabilities, approximate their fair value based on the short-term maturity of these instruments. The Group believes that the carrying amount of the investment in debt securities approximates fair value based on the terms of the investments and current market rates as the interest rates are reflective of the current market rates.

Transfers into or out of the fair value hierarchy classifications are made if the significant inputs used in the financial models measuring the fair value of the assets and liabilities became unobservable or observable in the current marketplace. These transfers are considered to be effective as of the beginning of the period in which they occur. The Group did not transfer any assets or liabilities in or out of Level 2 and Level 3 during the years ended December 31, 2020 and 2019.

Fair value measurements on a recurring basis

As of December 31, 2019, the Group did not have any financial instruments measured at fair value on a recurring basis. As of December 31, 2020, the financial instruments measured at fair value on a recurring basis are as follows:

	Fair value as of December 31,	Fair value measurement at reporting date
Description	2020	(Level 1)	(Level 2)	(Level 3)
Short-term investments:
Wealth management products	$4,680,843	$-	$4,680,843	$-

Accounts receivable

Accounts receivable is stated at the historical carrying amount net of an allowance for uncollectible accounts. An allowance for uncollectable accounts is established based on the management’s assessment of the recoverability of accounts and other receivables. Judgment is required in assessing the realizability of these receivables, including the current credit worthiness of each customer and the related aging analysis. An allowance is provided for accounts when management has determined that the likelihood of collection is doubtful. The Group writes off accounts and contract receivables against the allowance when a balance is determined to be uncollectible.

Investment in debt securities

The Group’s investments in debt securities that have a stated maturity and normally pay a prospective fixed rate of return. The Group classifies the investments in debt securities as held-to-maturity when it has both the positive intent and ability to hold them until maturity. Held-to-maturity investments are recorded at amortized cost and are classified as long-term or short-term according to their contractual maturity. Long-term investments are reclassified as short-term when their contractual maturity date is less than one year. Investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value with changes in fair value recognized in earnings. Investments that do not meet the criteria of held-to-maturity or trading securities are classified as available-for-sale, and are reported at fair value with changes in fair value deferred in other comprehensive income.

Long term investments

FASB ASU 2016-01 (“ASU 2016-01”), Recognition and Measurement of Financial Assets and Financial Liabilities amends certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The main provisions require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value through earnings, unless they qualify for a measurement alternative. The Group adopted the new financial instruments accounting standard on January 1, 2019. Prior to January 1, 2019, the Group did not have any long-term investments, so the adoption of ASU 20106-01 did not have any material impact to the Group’s consolidated financial statements upon adoption.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Equity investments without readily determinable fair values

After the adoption of this new accounting standard, the Group elected to record equity investments without readily determinable fair values and not accounted for under the equity method at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investment in current earnings. Changes in the carrying value of the equity investment are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. Reasonable efforts are be made to identify price changes that are known or that can reasonably be known.

Equity investments with readily determinable fair values

Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date.

Equity investments accounted for using the equity method

The Group accounts for its equity investments over which it has significant influence (usually 20% to 49.9%) but does not own a majority equity interest or otherwise control, using the equity method. The Group adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. The Group assesses its equity investment for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entity, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investments in a privately held entity, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary.

The investment held by the Group as of December 31, 2020 and 2019 represented the Group’s 23.08% equity interest in Wenzhou Jinda Holding Co., Ltd (“Jinda”). The Group considers it has significant influence over Jinda due to the level of ownership and its participation in their significant business operating and strategic decisions. Accordingly, the Group accounts for the investment using the equity method. For the year ended December 31, 2020, the Group did not receive any dividends from this investment. For the years ended December 31, 2020 and 2019, the Group recognized its share of loss in Jinda of $46,659 and $0, respectively.

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

Useful life
Software	3 - 5 years
Trademark	3-5 years
Technology	5-10 years

The estimated useful lives of amortizable intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives have changed.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as significant adverse changes to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the years ended December 31, 2020, 2019 and 2018.

Goodwill

Goodwill represents the excess of the consideration over the fair value of the identifiable assets and liabilities acquired at the date of acquisition. In January 2017, the FASB issued ASU 2017-04, “Intangibles—Goodwill and Other (Topic 350), simplifying the test for goodwill impairment”. The guidance removes Step 2 of the goodwill impairment test, which required a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value. The ASU is applicable for the annual or any interim goodwill impairment tests beginning after December 15, 2019. The adoption of this standard did not have a material impact on the Group’s consolidated financial statements. The Group tests goodwill at least annually for impairment at the reporting unit level. A reporting unit is the operating service, or one level below that operating service (the component level) if discrete financial information is prepared and regularly reviewed by management. However, components are aggregated as a single reporting unit if they have similar economic characteristics. The Group recognizes an impairment charge if the carrying amount of a reporting unit exceeds its fair value and the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill. When a portion of a reporting unit is disposed, goodwill is allocated to the gain or loss on disposition based on the relative fair values of the business or businesses disposed and the portion of the reporting unit that will be retained. For the year ended December 31, 2020, 2019 and 2018, the Group did not recognize any goodwill impairment charges.

Leases

The Group adopted FASB ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”) on January 1, 2019 by using the modified retrospective method and did not restate the prior periods. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. The Group also elected the practical expedient not to separate lease and non-lease components of contracts, Lastly, the Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

The Group determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Group recognizes a “right of use” asset (“ROU”) and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. For finance leases, assets are included in property and equipment on the consolidated balance sheets. As most of the Group’s leases do not provide an implicit rate, the Group estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in the economic environment where the leased asset is located. The Group’s leases often include options to extend and lease terms include such extended terms when the Group is reasonably certain to exercise those options. Lease terms also include periods covered by options to terminate the leases when the Group is reasonably certain not to exercise those options. Lease expense is recorded on a straight-line basis over the lease term.

The Group recognized ROU assets and total lease liabilities (including current and non-current) for operating leases as of January 1, 2019 upon adoption.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Stock-based compensation

The Group recognizes share based compensation based on the fair value of equity awards on the date of the grant, with compensation expense recognized using a straight-line vesting method over the requisite service periods of the awards, which is generally the vesting period. The expected life assumption is primarily based on historical exercise patterns and employee post-vesting termination rates. The risk-free interest rate for the expected term of an option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is based on the Group’s current and expected dividend policy.

Research and development expenses

Research and development expenses mainly consist of salary and welfare benefits and bandwidth costs incurred for the development and enhancement to the Group’s websites and platform applications. Research and development expenditures are expensed as incurred.

Income taxes

The Group’s subsidiaries in China are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC and Hong Kong for the year ended December 31, 2020, 2019 and 2018. The Group accounts for income tax under FASB ASC Section 740 which utilizes the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the differences between financial statement carrying amounts of assets and liabilities versus the tax basis of assets and liabilities. Deferred tax assets are also provided for carryforward losses which can be used to offset future taxable income. Deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. A valuation allowance is established against net deferred tax assets when it is more likely than not that some portion or all of the net deferred tax asset will not be realized. The Group provided a valuation allowance of $368,165 and $1,341,877 on the net deferred tax assets as of December 31, 2020 and 2019, respectively.

The Group continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest related to underpayment of income taxes for uncertain tax positions are classified as income tax expense in the period incurred. No penalties or interest relating to uncertain tax positions has been incurred during the years ended December 31, 2020, 2019 and 2018. As of December 31, 2020, the tax years ended December 31, 2018 through December 31, 2020 for the Group’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Under the Provisional Regulations of the PRC Concerning Income Tax on Enterprises promulgated by the PRC, income tax is payable by enterprises at a rate of 25% of their taxable income determined under PRC accounting rules. The Group believes that it has provided the best estimates of its accrued tax liabilities because those accruals are based on the prevailing tax rates stipulated under the laws.

Value added tax (“VAT”)

Revenue represents the invoiced value of goods and services, net of VAT. VAT is based on the gross sales price and VAT rates range from 6% to 13%, depending on the type of goods or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Group’s subsidiaries in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation

Since the Group operates primarily in the PRC, the Group’s functional currency is the Chinese Yuan (“RMB”). The Group’s financial statements have been translated into the reporting currency of the United States Dollar. Assets and liabilities of the Group are translated at the exchange rate at each reporting period end date. Equity is translated at the historical exchange rate when the transaction occurred. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income (loss). Gains and losses resulting from the translation of foreign currency transactions and balances are reflected in the results of operations.

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

	December 31, 2020	November 31, 2020	December 31, 2019
Balance sheet items, except for equity accounts	US$1=RMB 6.5250	US$1=RMB 6.5760	US$1=RMB 6.9618
Items in the statements of operations and cash flows	US$1=RMB 6.9042	US$1=RMB 6.9377	US$1=RMB 6.9081
Balance sheet items, except for equity accounts	US$1=HKD 7.7534	US$1=HKD 7.7522	US$1=HKD 7.7894
Items in the statements of operations and cash flows	US$1=HKD 7.7559	US$1=HKD 7.7563	US$1=HKD 7.8351

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

Credit risk and concentration

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and accounts receivable. As of December 31, 2020, and 2019, $22,198,257 and $2,781,506 of the Group’s cash and cash equivalents and restricted cash from continuing operations was on deposit at financial institutions in the PRC, which the management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them for up RMB 500,000 (USD $72,000). Such Deposit Insurance Regulations would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the coverage limit. However, the Group believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash and short-term investments are financially sound based on public available information. Balances in excess of the insured amount at December 31, 2020 was approximately $24,628,000.

Accounts receivable is typically unsecured and derived from revenue earned from customers, and is thereby exposed to credit risk. The risk is mitigated by the Group’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Substantially all of the Group’s revenues are derived from customers that are located primarily in China. The Group has a concentration of its revenues with specific customers. For the year ended December 31, 2020, three customers accounted for 31%, 21% and 12%, of the Group’s total revenue from the financial service business. For the year ended December 31, 2019, one customer accounted for almost all of the Group’s total revenue from the financial services business.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Earnings (loss) per share

The Group computes earnings (loss) per share (“EPS”) in accordance with FASB ASC 260, “Earnings per Share” (“ASC 260”). Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2020, 2019, and 2018, no dilutive outstanding instruments were included in the computation of diluted EPS.

Statements of cash flows

In accordance with FASB ASC Topic 230, Statement of Cash Flows, cash flows from the Group are calculated based upon the local currencies and translated at the average exchange rates during the reporting period. As a result, amounts related to assets and liabilities reported on the Group’s statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Reclassifications

Certain reclassifications have been made to prior year amounts to conform with current year presentation of discontinued operations.

Recent accounting pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The standard’s main goal is to improve financial reporting by requiring earlier recognition of credit losses on financing receivables and other financial assets in scope. The effective date for all public companies, except smaller reporting companies, is fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The effective date for all other entities is fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Group does not expect the new standard to have a material impact on the consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This guidance removes certain exceptions to the general principles in Topic 740 and enhances and simplifies various aspects of the income tax accounting guidance, including requirements such as tax basis step-up in goodwill obtained in a transaction that is not a business combination, ownership changes in investments, and interim-period accounting for enacted changes in tax laws. This standard is effective for the Group for the annual reporting periods beginning January 1, 2022 and interim periods beginning January 1, 2023. Early adoption is permitted. The Group does not expect any material impact on the Group’s consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) - Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. This guidance addresses accounting for the transition into and out of the equity method and provides clarification of the interaction of rules for equity securities, the equity method of accounting, and forward contracts and purchase options on certain types of securities. This standard is effective for the Group beginning January 1, 2022 including interim periods within the fiscal year. Early adoption is permitted. The Group does not expect any material impact on the Group’s consolidated financial statements.

Except for the above-mentioned pronouncements, there are no other recently issued accounting standards that should have a material impact on the Group’s consolidated financial position, statements of operations and cash flows.

Note 3 — BUSINESS COMBINATIONS

Acquisition of Nami Cayman

The Group completed the acquisition of 100% of Nami Cayman on May 31, 2020 (the “closing date”). Nami Cayman effectively controls Nami Shanghai, a company that provides intermediate matching services to small-and mid-size enterprises and high-quality investors in the PRC. The Group believes the acquisition provides an opportunity for the Group to offer comprehensive financing solutions to small and medium size enterprises in the market with significant growth potential.

The Group’s acquisition of Nami Cayman was accounted for as business combination in accordance with FASB ASC 805. Pursuant to the acquisition agreement, the Group is required to pay cash consideration of approximately $7.0 million (RMB 50 million) within 12 months following the close of the transaction and issued 1,562,726 the Group’s Class A common shares to the original shareholders of Nami Cayman as purchase consideration. The fair value of common shares paid was approximately $18.3 million based on the weighted average of the closing share price of the Group for five trading days up to the date immediately prior to the signing date of the purchase agreement. Acquisition-related costs incurred for the acquisitions are not material. The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, which represents the net purchase price allocation at the date of the acquisition based on a valuation performed by an independent valuation firm engaged by the Group:

May 31, 2020
Cash and cash equivalents acquired	$4,990,754
Short-term investments	1,402,632
Accounts receivable, net	3,869.453
Prepayments and other current assets	621,735
Loans to third parties	5,484,531
Right-of-use assets	1,305,961
Property and equipment, net	407,678
Intangible assets, net	144,153
Accounts payable	(322)
Advance from customers and other payables	(1,839,558)
Salary payable	(891,347)
Taxes payable	(1,172,980)
Operating lease liabilities	(1,308,864)
Goodwill	12,324,856
Total consideration	$25,338,682

The goodwill is attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets and comprise (a) the assembled work force with their knowledge and experience in the industry and (b) the expected but unidentifiable business growth potential as a result of the synergy resulting from the acquisition. None of the goodwill is expected to be deductible for income tax purposes.

The total revenue and net income from Nami Cayman that are included in the Group’s consolidated statement of operations for the year ended December 31, 2020 were $16.2 million (RMB 114.3 million) and $3.0 million (RMB20.6 million), respectively.

The following unaudited pro forma consolidated financial information reflects the combined results of operations of the Group and Nami Cayman for the years ended December 31, 2019 and 2018, as if the acquisition of Nami Cayman had occurred on January 1, 2018, and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place as of the beginning of the periods presented and may not be indicative of future operating results.

	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
Revenue from continuing operations	$21,436,553	$11,407,879
Net income (loss) from continuing operations	4,686,302	(6,289,702)

Note 4 — DISCONTINUUED OPERATIONS

On November 30, 2020, the Group sold all its equity interests in its subsidiary- Hong Kong Xibolun Technology Co., Ltd. (“Hebron HK”) to Wise Metro Development Co., Ltd. (an entity owned by the Group’s chief executive officer and another officer) for cash consideration of approximately $15.0 million (RMB 98.3 million), which was fully collected subsequently on April 9, 2021. The disposition resulted in a gain from disposition of $136,050 for the year ended December 31, 2020. The discontinued equipment and engineering business represent a strategic shift that has a significant effect on the Group’s operations and financial results, which trigger discontinued operations accounting in accordance with FASB ASC 205-20-45. The assets and liabilities related to the discontinued operations are classified as assets/liabilities of discontinued operations, while results of operations related to the discontinued operations, including comparatives, were reported as income (loss) from discontinued operations. The results of discontinued operations for the years ended December 31, 2020, 2019 and 2018 were as follows:

	For the Year Ended December 31,	For the Year Ended December 31,	For the Year Ended December 31,
	2020	2019	2018
REVENUE
Installation service	$876,972	$10,490,191	$17,297,212
Fluid equipment sales	3,344,328	8,087,399	7,992,848
	4,221,300	18,577,590	25,290,060

COST OF REVENUE
Cost of revenue	(3,439,279)	(12,882,094)	(17,458,252)
Business and sales related taxes	(22,759)	(144,907)	(253,856)
GROSS PROFIT	759,262	5,550,589	7,577,952

OPERATING EXPENSES:
General and administrative expenses	1,226,966	1,484,200	2,127,288
Selling and marketing expenses	161,389	891,632	1,337,321
Bad debt expenses	22,376,509	2,079,837	6,990,348
Research and development expenses	-	337,480	358,411
Total operating expenses	23,764,864	4,793,149	10,813,368

(LOSS) INCOME FROM OPERATIONS	(23,005,602)	757,440	(3,235,416)

OTHER INCOME (EXPENSES)
Other expenses, net	72,170	1,253,778	(426,585)
Interest (expenses)	(59,517)	(158,119)	(208,306)
(Loss) income from investments	(90,541)	153,554	168,534
Total other (expense), net	(77,888)	1,249,213	(466,357)

(Loss) income (Loss) before income taxes	(23,083,490)	2,006,653	(3,701,773)
Income tax expense (benefit)	23,576	498,330	(651,052)

Net loss from discontinued operations	$(23,107,066)	$1,508,323	$(3,050,721)

Note 4 — DISCONTINUUED OPERATIONS - continued

The carrying amounts of major classes of assets and liabilities from discontinued operations in the consolidated balance sheets as of December 31, 2019 are as follow:

	December 31, 2019
CURRENT ASSETS:	$
Cash and cash equivalents		696,157
Restricted cash		934,656
Contracts receivable, net		30,120,533
Accounts receivable, net		1,791,493
Bank acceptance notes receivable		22,660
Inventories		635,989
Other receivables, net		415,496
Prepaid expenses and other current assets		2,368,795
TOTAL CURRENT ASSETS OF DISCONTINUED OPERATIONS		$36,985,779

Property and equipment at cost, net of accumulated depreciation		$11,602,316
Intangible asset, net		934,914
Retainage receivables, net		2,408,070
Operating lease right-of-use assets, net		1,412,907
Rent and other deposits		82,517
Equity investments		3,207,644
Deferred tax assets, net		1,988,133
TOTAL NON-CURRENT ASSETS OF DISCONTINUED OPERATIONS		$21,636,501

CURRENT LIABILITIES:
Short-term loans		$861,846
Bank acceptance notes Payable		929,148
Accounts payable		2,162,016
Accrued expenses and other current liabilities		3,050,980
Operating lease liabilities		50,424
Advances from customers		1,282,276
Taxes payable		10,777,326
Due to Nisun International		9,201,432
TOTAL CURRENT LIABILITIES OF DISCONTINUED OPERATIONS		$28,472,022

Loan payable – long-term		54,726
Operating lease liabilities - non-current		1,401,908
TOTAL NON-CURRENT LIABILITIES OF DISCONTINUED OPERATIONS		1,456,634

Note 5 — ACCOUNTS RECEIVABLES, NET

The accounts receivable consists of the following:

	December 31 2020	December 31, 2019
Accounts receivable	$5,018,839	$1,307,013
Less: allowance for doubtful accounts	(78,927)	(73,975)
Accounts receivable, net	$4,939,912	$1,233,038

Note 6 — RECEIVABLES FROM SUPPLY CHAIN FINANCING

	December 31, 2020	December 31, 2019
Receivables related to supply chain financing	$10,741,981	$-
Less: allowance for doubtful accounts	-	-
Receivables related to supply chain financing business, net	$10,741,981	$-

The age of these financing receivables is generally within 12 months. Since the related suppliers pledge their inventory to guarantee the repayment of these receivables in the short term, no provision for doubtful accounts was recorded for the year ended December 31, 2020.

Note 7 — LOANS TO THIRD PARTIES

Loans to third parties consist of the following:

	December 31, 2020	December 31, 2019
Jianuo Finance Lease (Shanghai) Co., Ltd. (“Jianuo”) (1)	$-	$1,723,692
Shandong Daohong Industry and Trade Co., Ltd (2)	-	711,023
Qingdao Manster Digital Technology Co., Ltd (3)	-	2,872,820
Sichuan Jingpin Construction Decoration Engineering Co., Ltd (4)	306,514	-
Henan Tianxia Kang Trading Co., Ltd (5)	1,609,195	-
Total	1,915,709	5,307,535
Less: current portion	1,915,709	2,434,715
Loans to third parties – noncurrent portion	$-	$2,872,820

(1)	Hengpu had a loan receivable of $1,723,692 (or RMB 12 million) from Jianuo Finance Lease (Shanghai) Co., Ltd.(“Jianuo”) The loan earned interest of 1.2% and its principal and interest matured on January 10, 2020. The Group fully collected the loan receivable on January 9, 2020.

(2)	Taiding, a subsidiary of the Group, made a loan of $711,023 (or RMB 4.95 million) to Shandong Daohong industry and Trade Co., Ltd. (“Daohong”) on December 26, 2019. The loan earned interest of 7% and its principal and interest matured on December 25, 2020. The Group fully collected the loan receivable on December 24, 2020.

(3)	Fintech, had a loan receivable of $2,872,820 (or RMB 20 million) from Qingdao Manster Digital Technology Co., Ltd (“Manster”) that earned interest of 4.8%. The principal of the loan was due on December 9, 2024 and the interest was due on an annual basis. The Group fully collected the loan receivable on December 16, 2020.

(4)	Hengpu, made a loan of $306,514 (or RMB 2 million) to Sichuan Jingpin Construction Decoration Engineering Co., Ltd (“Jingpin”) on February 10, 2020. The loan earns interest of 18% and its principal and interest are due on February 10, 2021, which was subsequently extended to June 10, 2021.

(5)	Taiding made a loan of $1,609,195 (or RMB 10.5 million) to Henan Tianxia Kang Trading Co., Ltd (“Tianxia Kang”) on December 28, 2020. The loan is interest free due to the short term and due on January 28, 2021. The loan was repaid on January 13, 2021.

The Group classifies loans to third parties as held-to-maturity investments, because the loans have a stated maturity and normally pay a fixed rate of return. In addition, the Group has the positive intent and ability to hold them until maturity. Held-to-maturity investments are recorded at amortized cost and are classified as long-term or short-term according to their contractual maturity.

Note 8 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	December 31, 2020	December 31, 2019
Transportation equipment	$505,423	$284,922
Office equipment	258,420	13,716
Electronic equipment	375,991	59,473
Leasehold improvements	388,792	18,244
Subtotal	1,528,626	376,355
Less: accumulated depreciation	(872,983)	(89,298)
Property, plant and equipment, net	$665,643	$287,057

Depreciation expense was $211,796 and $15,551 for the year ended December 31, 2020 and 2019, respectively.

Note 9 — INTANGIBLE ASSETS, NET

The following is a summary of intangible assets as of December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
Software	$479,000	$185,215
Technology	4,551,724	4,266,138
Total intangible assets	5,030,724	4,451,353
Less: accumulated amortization	(1,304,122)	(262,003)
Intangible assets, net	$3,726,602	$4,189,350

Amortization expense was $ 945,744 and $226,858 for the year ended December 31, 2020 and 2019, respectively.

Note 10 – INVESTMENT IN LIMITED PARTNERSHIP

During the year end December 31, 2020, the Group invested, as a limited partner, $15,589,966 (RMB101,724,531) into a Limited partnership (“LP”), which invests the funds in debt securities of private companies. Pursuant to the agreement, the LP’s investment in debt securities have a fixed interest rate of 8% starting in August 2020 for a term of 5 years. The interest is due on an annual basis. The Group values its investment in the LP at amortized cost and classified it as long-term according to the underlying debts contractual maturities. As of December 31, 2020, the carrying value of this investment principal was $15,589,966 (RMB101,724,531) and the Group accrued interest income of $146,961 (RMB 958,921) for the year ended December 31, 2020. For the year ended December 31, 2020, the Group did not recognize any impairment loss for the investment in the LP.

Note 11—LEASES

Leases are classified as operating leases or finance leases in accordance with FASB ASC 842. The Group’s operating leases mainly relats to office facilities. For leases with terms greater than 12 months, the Group records the related right-of-use asset and lease liability at the present value of lease payments over the term. The right of use Asset is amortized using the straight-line method over the life of the lease. Certain leases include rental escalation clauses, renewal options and/or termination options, which are factored into the Group’s determination of lease payments when appropriate.

As of December 31, 2020, the weighted average remaining lease term was 1.99 years and the weighted average discount rate was 4.75% for the Group’s operating leases. The Group’s lease costs are included within cost of revenue, and selling and administrative expenses on the consolidated statements of operations. For the year ended December 31, 2020, the lease cost amounted to $578,689.

Note 11—LEASES - continued

As of December 31, 2019, the weighted average remaining lease term was 3.75 years and the weighted average discount rate was 4.75% for the Group’s operating leases. The Group’s lease costs are included within selling and administrative expenses on the consolidated statement of operations. For the year ended December 31, 2019, the lease cost amounted to $63,749.

The future undiscounted aggregate minimum lease payments under non-cancellable operating leases are as follows as of December 31, 2020:

Year ended December 31, 2020	Amount
2021	$783,955
2022	539,558
2023	154,367
2024	11,723
2025	-
thereafter	-
Total undiscounted future minimum lease payments	1,489,603
Less: Amounts representing interest	(72,619)
Total present value of operating lease liabilities	1,416,984
Less: current portion of operating lease liabilities	(736,854)
Non-current portion of operating lease liabilities	$680,130

Note 12 – INCOME TAXES

Taxes payable consisted of the following:

	December 31, 2020	December 31, 2019
Income taxes payable	$2,045,559	$57,761
Value added taxes payable	889,257	57,317
Business taxes payable	43,704	-
Withholding taxes payable	112,113	-
Other taxes payable	42,405	23,079
Total taxes payable	$3,133,038	$138,157

BVI

Nisun International, formerly known as Hebron Technology, and Nisun BVI were incorporated in the BVI and are not subject to income taxes under the current laws of the BVI.

Cayman

Nami Cayman is incorporated in the Cayman Islands and is not subject to income taxes under the current laws of the Cayman Islands.

Hong Kong

Nisun HK and Nami HK are registered in Hong Kong and subject to a corporate income tax of 17.5% if revenue is generated in Hong Kong. No revenue was generated in Hong Kong for the years ended December 31, 2020 and 2019.

Note 12 – INCOME TAXES - continued

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. Starting from the year ended December 31, 2018, Hengpu was qualified as a High-technology Company and subject to a favorable income tax rate of 15%. Hengpu’s High-technology certificate is valid for three years starting from November 2018 and subject to renewal. Starting from the year ended December 31, 2020, Fintech was recognized as a High-technology Company by the Chinese government and is subject to a favorable income tax rate of 15%. In accordance with the implementation rules of the Income Tax Law of the PRC, for the enterprises newly established in the Horgos Development Zone within the scope of “preferential catalogue of income tax for key industries encouraged to develop in Xinjiang’s difficult areas”, the enterprise income tax shall be exempt for five years from the tax year of the first production and operations income. Khorgos is established in the Horgos Development Zone and its income is exempt for five years starting from 2019. The remaining Group’s subsidiaries VIEs and VIEs’ subsidiaries from the financial services business are subject to corporate income taxes at the PRC unified rate of 25%. The PRC does not allow the filling of consolidated tax returns and accordingly, each subsidiary and VIE and their subsidiaries file their own tax Returns.

i)	The components of the income tax provision (benefit) are as follows:

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Current tax provision	$1,525,824	$-	$-
Deferred tax provision (benefit)	(584,760)	(55,731)	-
Total	$941,064	$(55,731)	$-

ii)	The following table summarizes deferred tax assets resulting from differences between financial accounting basis and tax basis of assets and liabilities and net operating loss carryforwards:

	December 31, 2020	December 31, 2019
Deferred tax assets
Provision for doubtful accounts	$368,165	$346,864
Operating loss carryforwards	456,370	1,015,053
Total deferred tax assets	824,535	1,361,917
Less: valuation allowance	(368,165)	(1,341,877)
Net deferred tax assets	$456,370	$20,040

The change in valuation allowance for the year ended December 31, 2020, and 2019 amounted to $ 973,712, and $ 1,341,877, respectively.

	December 31, 2020	December 31, 2019
Deferred tax liabilities
Intangible assets acquired from business combinations	$676,015	$805,826
Total deferred tax liabilities	$676,015	$805,826

Note 12 – INCOME TAXES - continued

The following table reconciles the China statutory rates to the Group’s effective tax rate for the year ended, 2020 and 2019:

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018*
China Income tax statutory rate	25.0%	25.0%	-
Effect of favorable income tax rates	(23.8)%	(25)%	-
Effect of temporary differences	1.2%	(4.7)%	-
Effect of non-deductible expenses	10%	-	-
Effect of previous year net operating loss	(3.8)%	-	-
Effective tax rate for the continuing operation	8.7%	(4.7)%	-

*	For the year ended December 31, 2018, all the Group business was related to the equipment and engineering businesses, which was disposed in November 2020 and included in discontinued operations.

The Group continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of December 31, 2020, the tax years ended December 31, 2018 through December 31, 2020 for the Group’s PRC subsidiaries and VIEs remain open for statutory examination by PRC tax authorities.

The per share effect of favorable income tax rates for the year ended December 31, 2020, and 2019 were $0.14, and $ 0.02, respectively.

Note 13 — CONCENTRATION OF MAJOR CUSTOMERS

Substantially all of the Group’s financial services revenue is derived from customers that are located primarily in China. The Group has a concentration of its revenues with specific customers. For the year ended December 31, 2020, three customers accounting for 31%, 21% and 12% of the Group’s total revenue. For the year ended December 31, 2019, one customer accounts for approximately 100% of the Group’s total revenue from the financial services business. As of December 31, 2020, three customers accounted for approximately 45%, 20% and 17%, of the Group’s total accounts receivable balance. As of December 31, 2019, one customer accounted for approximately 62% of the Group’s total accounts receivable balance.

Note 14 — SHAREHOLDERS’ EQUITY

The Group has 50,000,000 authorized common shares at $0.001 par value, consisting of 40,000,000 authorized Class A common shares and 10,000,000 Class B common shares, of which 20,555,129 and 17,710,471 Class A common shares were issued and outstanding as of December 31, 2020 and 2019, respectively. No Class B common shares were issued and outstanding as of December 31, 2020 and 2019.

On June 14, 2019, the Shareholders of the Group approved a share transfer transaction by Wise Metro Development Co., Ltd., a British Virgin Islands company (“Wise”) and Mr. Zuoqiao Sun Zhang, a citizen of Guatemala (“Sun Zhang”); and together with Wise, (“Sellers”) of all of such Sellers’ Class B common shares of the Group to NiSun International Enterprise Management Group Co., Ltd., a company organized under the laws of Cayman Islands (“NiSun Cayman”). Upon the close of the transaction, NiSun Cayman purchased (i) Wise’s 1,800,000 Class B common shares of The Group and (ii) Sun Zhang’s 5,978,400 Class B common shares of The Group, which constituted approximately 47.8% of all of The Group’s outstanding common shares at the time of the Closing on a fully diluted basis (Wise’s and Sun Zhang’s Class B common shares are referred to as the “Shares”). The Shares were automatically converted into Class A common shares upon transfer from the Sellers to the Buyer, and upon such transfer the Group had no remaining issued and outstanding Class B common shares. Upon this conversion, the Shares are entitled to one vote per share. The transaction was closed in July 2019.

Additional paid-in capital

On November 20, 2019, NiSun Cayman, the controlling shareholder of the Group, contributed additional capital of $3,582,781 which has been shown as additional paid-in capital. On June 30, 2020, Nisun Cayman contributed additional capital of $4,550,000 which has been shown as additional paid-in capital.

Note 14 — SHAREHOLDERS’ EQUITY - continued

Shares issued for acquisition of Hengpu

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

Private placement 2019

On December 6, 2019, the Group and certain institutional investors entered into a share purchase agreement pursuant to which the Group sold 1,048,932 Class A common shares at $6.21 per share. The transaction was closed on May 1, 2020 and the Group received net proceeds of $6,503,378.

Shares issued for acquisition of Nami

In connection of the acquisition of Nami on May 31, 2020, the Group issued 1,562,726 Class A common shares to the shareholders of Nami as purchase consideration. The fair value of the stock consideration was $18,330,776 based on the weighted average of the closing share price of the Group for five trading days up to the date immediately prior to the signing date of purchase agreement.

Share incentive plan

The Board of directors approved the 2019 One Million Share Incentive Plan (the “2019 Plan”) on December 20, 2019, which permits the grant of restricted shares and options to employees, directors, officers and consultants to purchase the Group’s Class A common shares. The maximum aggregate number of Class A common shares, which may be issued pursuant to all awards under the 2019 Plan, is 1 million shares. The Plan is valid and effective for a term of ten years commencing from its adoption.

On April 6, 2020, the Board granted an aggregate of 300,000 restricted Class A common shares to the Group’s CFO and two officers of which 67,000 shares were subsequently forfeited and cancelled. The fair value of these restricted Class A common shares was $1,721,870, determined using the closing price of $7.39 on April 6, 2020. Pursuant to the agreement, one-third (33%) of the shares of restricted stock issued will vest on the date of the grant and the first anniversary of the date of grant; and the remaining 34% will vest on the second anniversary of the date of the grant. For the year ended December 31, 2020 and 2019, the Group recognized shares-based compensation of $1,097,415 and $0, respectively. As of December 31, 2020, the Group had unrecognized share-based compensation of $624,455, which is expected to be recognized in the remaining 1.25 years.

Note 15 — RELATED PARTY TRANSACTIONS

The table below sets forth major related parties of the Group and their relationships with the Group:

Entity or individual name	Relationship with the Group
Shanghai NiSun Enterprise Management Group Co., Ltd (“NiSun Shanghai”)	An affiliated entity controlled by the ultimate controlling shareholder of the Group
Huizhong Business Consulting (Beijing) Co., Ltd. (“Huizhong”)	An affiliated entity controlled by the ultimate controlling shareholder of the Group
Nisun International Enterprise Management Group Co., Ltd (“Nisun Cayman”)	A shareholder who owns 37.8% equity interest of the Group
Mr. Bodang Liu	The ultimate controlling shareholder of the Group
Mr. Anyuan Sun	Former Chief executive officer of the Group
Mr. Jian Lin	The shareholder of Wenzhou Jinda
Hong Kong Xibolun Technology Limited (“Hebron HK”)	The entity disposed on November 30, 2020

Note 15 — RELATED PARTY TRANSACTIONS - continued

(a)	The Group entered into the following related party transactions:

Starting on July 12, 2019, the Group rented an office from NiSun Shanghai and incurred $127,565 and $63,749 of rent expense for the year ended December 31, 2020 and 2019, respectively.

The Group has commercial arrangements with Huizhong to provide small and medium enterprise financing solution services. In connection with these services provided by Nami to Huizhong $3,908,134 (RMB26,982,503) was recorded as revenue from Small and Medium Enterprise financing solutions in the consolidated statement of operations for the period from the acquisition date May 31,2020 through December 31, 2020.

(b)	The Group had the following significant related party balances:

During the year ended December 31, 2020, Nisun Cayman advanced $10,528,965 (RMB 69,883,631) as a loan to the Group. The loan is due on demand and without interest.

As of December 31, 2020, the Group had a due to related party balance of $393,148 owing to Mr. Bodang Liu. For the year ended December 31, 2020, the Group paid approximately $6.5 million (RMB 45.9 million) related to the purchase price payable the for acquisition of Nisun BVI. As of December 31, 2019, the Group had a due to related party balance of $7,345,399 owning to Mr. Bodang Liu, of which, $7 million was related to the purchase price payable for the acquisition of NiSun BVI. The due to related party balance is non-interest bearing and due on demand.

As of December 31, 2020, and 2019, the Group had a due to related party balance of $1,379,310 and $0, respectively, payable to Nisun Shanghai, an affiliated entity controlled by our controlling shareholder. The due to related party balance is non-interest bearing and was repaid on February 26, 2021.

As of December 31, 2020, and 2019, the Group had a due to related party balance of $0 and $414,044, respectively, due to Mr. Anyuan Sun, the former chief executive officer of the Group. The due to related party balance is non-interest bearing and was offset against the the amount due from the sale of discontinued operations for the disposition of Hebron HK.

As of December 31, 2020, and 2019, the Group had a due to related party balance of $298,851 and $280,100, respectively, due to Mr. Jian Lin, the shareholder of Wenzhou Jinda. The Group owns a 23.08% equity interest in Wenzhou Jinda. The due to related party balance is non-interest bearing and due on demand.

As of December 31, 2019, the Group had a due from discontinued operations of $9,201,432 related to Hebron HK and its affiliates, which was received during the year ended December 31, 2020. For the year ended December 31, 2020, the Group disposed of Hebron HK and the Purchaser - Wise Metro Development Co., Ltd. agreed to pay approximately $15.0 million (RMB98.3 million) in accordance with the Equity Transfer Agreement. As of December 31,2020, the Group has a receivable from sale of discontinued operations of approximately $15.0 million from the disposition, which was fully collected in April 2021.

Note 16 — COMMITMENTS AND CONTINGENCIES

The Group may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Group determines whether an estimated loss for a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. The Group was not aware of any litigation, lawsuits or claims against them as of December 31, 2020 except for the following.

On June 3, 2020, a short seller issued a report alleging that, among other things, the private placement the Group consummated in December 2019, Hengpu and Nami acquisitions were related party transactions which the Group failed to disclose. The Group had conducted an independent investigation by special counsel that concluded that the allegations were substantially unfounded. A shareholder class action lawsuit was filed against the Group and certain of the Group’s directors and officers. On March 19, 2021, the Group submitted a motion to the court to dismiss this lawsuit. No decision has been made by the court and it is unclear when a decision will be made. Although the ultimate outcome is uncertain at this time, the Group will defend its position vigorously and believes that the ultimate outcome will not have a material adverse effect on its financial position.

Note 17 — SUBSEQUENT EVENTS

On January 15, 2021, Fintech incorporated a majority-owned subsidiary, Inner Mongolia Fintech Supply Chain Management Co., Ltd. (“Fintech Mongolia”), in the Inner Mongolia Province, China. On January 15, 2021, Fintech incorporated another subsidiary, Fintech Supply Chain Management (Ningbo) Co., Ltd (“Fintech Ningbo”) in Zhejiang Province, China. Both subsidiaries provide a technology-driven integrated supply chain financing in China.

In December 2020, based on a preliminary agreement with the local government, the Group established a wholly owned subsidiary, Nisun (Shandong) Industry Development Co., Ltd (“Nisun Shandong”), in Tai’an, Shandong province. Nisun Shandong is a holding company for our existing PRC operating subsidiaries and is expected to be a key operations platform. In March 2021, the ownership of Naqing transferred to Nisun Shandong from Nami HK

Note 18 — RESTRICTED NET ASSETS

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

In accordance with the PRC laws and regulations, statutory reserve funds shall be made and can only be used for specific purposes and are not distributable as cash dividends. As a result of these PRC laws and regulations that require annual appropriation of 10% of net after-tax profits determined in accordance with PRC accounting standards and regulations to be set aside prior to payment of dividends as a general reserve fund or statutory surplus fund until such reserve reaches 50% of the registered capital. The Group’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Group. For the years ended December 31, 2020 and 2019, the statutory reserve balance for the Group’s entities established in the PRC was $2,190,847 and $516,193, respectively.

Note 19 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Group performed a test on the restricted net assets of its consolidated subsidiaries and VIEs (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements”. Such restricted net assets amounted to approximately $46.5 million, or 60.5% of the Group’s total consolidated net assets, as of December 31, 2020. Based upon this percentage, the Group is required to disclose the financial information for the parent company.

No dividends have been paid to the Group for the periods presented. For the purpose of presenting parent only financial information, the group records it investment in its subsidiaries under the equity method of accounting. Such investment is presented on the separate consolidated balance sheets as “Investment in Subsidiaries, VIEs and VIEs’ subsidiaries” and the income of the subsidiaries, VIEs and VIEs’ subsidiaries as “Share of Profit (Loss) in Subsidiaries, VIEs and VIEs’ subsidiaries.” Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

The Group did not have any significant or other commitments, long-term obligations or guarantees as of December 31, 2020 and 2019.

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

a)	Condensed parent company balance sheets

	December 31, 2020	December 31, 2019
Assets:
Cash and cash equivalents	$2,426	$5,213
Prepayments and advances, net	-	38,221
Due from intercompany and others	14,951,086	6,147,054
TOTAL CURRENT ASSETS	14,953,512	6,190,488
Investment in subsidiaries, VIE, and VIEs’ subsidiaries	61,889,007	48,218,876
TOTAL ASSETS	$76,842,519	$54,409,364
LIABILITIES
CURRENT LIABILITIES
Accrued expenses and other current liabilities	$-	$464,044
TOTAL CURRENT LIABILITIES	-	464,044
Commitments and contingencies
Shareholders’ equity
Class A common stock, $0.001 par value, 40,000,000 shares authorized, 20,555,129 and 17,710,471 shares issued and outstanding as of December 31, 2020 and 2019, respectively.	20,555	17,710
Class B common stock, $0.001 par value, 10,000,000 shares authorized, no shares issued and outstanding as of December 31, 2020 and 2019	-	-
Additional paid-in capital	59,472,255	28,369,076
Unearned compensation	(624,455)	-
Retained earnings	14,380,976	27,472,766
Accumulated other comprehensive income (loss)	3,593,188	(1,914,232)
Total shareholders’ equity	76,842,519	53,945,320
Total liabilities and shareholders’ equity	$76,842,519	$54,409,364

b)	Condensed statements of comprehensive income (loss)

	For the year ended December 31,
	2020		2019	2018
Selling and marketing	$		$(15,005)	$-
Administrative		(1,098,668)	(408,656)	(2,093,307)
Other income (expense)			(820)	(686)
Share of profit (loss) in subsidiaries, VIEs and VIEs’ subsidiaries		(11,993,625)	$3,164,471	$(3,050,722)
Net income (loss)		(13,092,293)	2,739,990	(5,144,715)
Other comprehensive income
Foreign currency translation adjustment		5,507,420	(561,091)	(1,755,528)
Comprehensive income (loss)		$(7,584,873)	$2,178,899	$(6,900,243)

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

c)	Condensed statement of cash flows

	For the years ended December 31,
	2020	2019	2018
Cash flows from operating activities:
Net income(loss)	$(13,092,293)	$2,739,990	$(5,144,715)
Adjustments to reconcile net income to net cash used in operating activities
Share of profit (loss) in subsidiaries, VIEs and VIEs’ subsidiaries	11,992,091	(3,164,471)	3,050,722
Shares-based compensation	1,097,415	-	-
Impairment charge recognized	-	-	923,094
Due from intercompany and others	-	(38,561)	1,170,749
Accrued expenses and other current liabilities	-	467,648	-
Net cash provided by (used in) operating activities	(2,787)	4,606	(150)
Net (decrease)/increase in cash and cash equivalents	(2,787)	4,606	(150)
Cash and cash equivalents at beginning of the year	5,213	607	757
Cash and cash equivalents at end of the year	$2,426	$5,213	$607

Basis of presentation

Condensed financial information is used for the presentation of the Group, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the parent company uses the equity method to account for investment in its subsidiaries and VIEs.

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