Form 20-F
period 2021-12-31
Nisun International Enterprise Development Group Co., Ltd
filed 2022-05-17
CIK 1603993

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares as of the close of the period covered by the annual report: 32,752,629 Class A Common Shares and Nil Class B Common Shares.

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

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Emerging growth company ☐

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

☐ Yes     ☐ No

i

Conventions Used in this Annual Report

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only, “we,” “us,” “our company,” “Company,” “our” and “Nisun” refer to NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD, a British Virgin Islands company limited by shares (“Nisun International”), and its subsidiaries, including its offshore subsidiaries and PRC subsidiaries, and in the context of describing our operations and consolidated financial information, also include our consolidated affiliated entities in China.

References to “offshore subsidiaries” are to:

●	NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd. (“NiSun BVI”) (also referred to as 宁圣国际企业管理集团（维尔京群岛）有限公司), a limited company established under the laws of the British Virgin Islands and a wholly-owned subsidiary of Nisun International;

●	NiSun International Enterprise Management Group (Hong Kong) Co., Limited (“NiSun HK”) (also referred to as 宁圣国际企业管理集团（香港）有限公司), a limited company established under the laws of Hong Kong and a wholly-owned subsidiary of NiSun BVI;

●	Nami Holding (Cayman) Co., Ltd. (“Nami Cayman”), a Cayman Islands exempted company established under the laws of the Cayman Islands and a wholly-owned subsidiary of Nisun International; and

●	Nami Holding (Hong Kong) Co., Limited (“Nami HK”), a Hong Kong company and a wholly-owned subsidiary of Nami Cayman.

References to “PRC subsidiaries” are to:

●	NiSun (Shandong) Industrial Development Co., Ltd. (“NiSun Shandong”) (also referred to as 宁圣(山东)产业发展有限公司), a wholly foreign owned enterprise (“WFOE”) and wholly-owned subsidiary of Nisun HK;

●	NiSun Ocean (Qingdao) Supply Chain Investment Co., Ltd. (“NiSun Ocean”) (also referred to as 宁圣海洋 (青岛)供应链投资有限公司), a WFOE and wholly-owned subsidiary of NiSun HK;

●	Zhumadian NiSun Supply Chain Management Co., Ltd (“ZMD NiSun”) (also referred to as 驻马店宁圣供应链管理有限公司), a WFOE and wholly-owned subsidiary of NiSun HK;

●	NingChen (Shanghai) Enterprise Management Co., Ltd (“NingChen”) (also referred to as 宁臣(上海)企业管理有限公司), a wholly-owned subsidiary of NiSun Shandong;

●	Shanghai Naqing Enterprise Management Co., Ltd. (“Naqing”) (also referred to as 上海纳卿企业管理有限公司), a wholly-owned subsidiary of NiSun Shandong;
●	Shandong Taiding International Investment Co., Ltd (“Taiding”) (also referred to as 山东泰鼎国际投资有限公司), a joint venture company established under the laws of PRC and 80% owned by NiSun BVI;

References to “consolidated affiliated entities” are to: variable interest entities (“VIEs”) and subsidiaries of VIEs.

References to VIEs are to:

●	Fintech (Shanghai) Digital Technology Co., Ltd (“Fintech”) (also referred to as 范太克(上海)数字科技有限公司), a PRC company and a consolidated affiliate controlled by Ningchen through a series of VIE agreements;

●	Beijing Hengtai Puhui Information services Co., Ltd (“Hengpu”) (also referred to as 北京恒泰普惠信息服务有限公司), a PRC company and a consolidated affiliate controlled by Ningchen through VIE agreements;

●	Shanghai Nami Financial Consulting Co., Ltd. (“Nami Shanghai”) (also referred to as 上海纳觅财务咨询有限公司), a PRC company and a consolidated affiliate controlled by Naqing through VIE agreements;

References to VIE subsidiaries are to:

●	Khorgos Fintech Network Technology Co., Ltd (“Khorgos”) (also referred to as 霍尔果斯泛太克网络科技有限公司), a wholly-owned subsidiary of Fintech;

●	FintechSupply Chain Management (Jiangsu) Co., Ltd. (“Fintech Jiangsu”) (also referred to as 范太克供应链管理(江苏)有限公司), a wholly-owned subsidiary of Fintech;

●	Fintech Supply Chain Management (Shandong) Co. Ltd. (“Fintech Shandong”) (also referred to as 范太克供应链管理(山东)有限公司), a wholly-owned subsidiary of Fintech;

●	Fanlunke Supply Chain Management (Shanghai) Co., Ltd. (“Fanlunke”) (also referred to as 范伦克供应链管理(上海)有限公司), a wholly-owned subsidiary of Fintech;

●	Fintech Supply Chain Management (Ningbo) Co. Ltd. (“Fintech Ningbo”) (also referred to as 范太克供应链管理(宁波)有限公司), a wholly-owned subsidiary of Fintech;

●	Fintech (Henan) Supply Chain Management Co. Ltd. (“Fintech Henan”) (also referred to as 范太克(河南)供应链管理有限公司), a wholly-owned subsidiary of Fintech;

●	Fintech (Zibo) Supply Chain Management Co. Ltd. (“Fintech Zibo”) (also referred to as 范太克(淄博)供应链管理有限公司), a wholly-owned subsidiary of Fintech Henan;

●	Shaanxi Fintech Supply Chain Management Co. Ltd. (“Fintech Shanxi”) (also referred to as 陕西范太克供应链管理有限公司), a wholly-owned subsidiary of Fintech;

●	Fintech Supply Chain Management (Shanxi) Co. Ltd. (“Fintech SX”) (also referred to as 范太克供应链管理(山西)有限公司), a wholly owned subsidiary of Fintech;

●	Inner Mongolia Fintech Supply Chain Management Co. Ltd. (“Fintech Inner Mongolia”) (also referred to as 内蒙古范太克供应链管理有限公司), a 70%-owned subsidiary of Fintech;

●	Jiangxi Fintech Supply Chain Management Co. Ltd. (“Fintech Jiangxi”) (also referred to as 江西范太克供应链管理有限公司), a wholly owned subsidiary of Fintech;

●	Jilin Province Lingang Supply Chain Management Co., Ltd. (“Jilin”) (also referred to as 吉林省临港供应链管理有限公司), a wholly-owned subsidiary of Fintech;

●	Jilin Province Lingang Hengda Supply Chain Management Co. Ltd. (“Hengda”) (also referred to as 吉林省临港恒达供应链管理有限公司), a wholly-owned subsidiary of Jilin;

●	Liaogang NiSun (Yingkou) Supply Chain Management Co. Ltd. (“Liaogang”) (also referred to as 辽港宁圣(营口)供应链管理有限公司), a 51% owned subsidiary of Fintech;

●	Liaogang NiSun (Shanghai) Supply Chain Management Co., Ltd. (“Liaogang SH”) (also referred to as 辽港宁圣(上海)供应链管理有限公司), a wholly-owned subsidiary of Liaogang;

●	Nanjing NiSun Gold Co., Ltd. (“NiSun Nanjing”) (also referred to as 南京宁圣黄金有限公司), a wholly-owned subsidiary of Fintech;

●	Hangzhou Fengtai Supply Chain Management Co., Ltd. (also referred to as 杭州丰钛供应链管理有限公司), a wholly-owned subsidiary of Hengpu; and

●	Henan Youjiatian Agricultural Technology Co., Ltd. (“Youjiatian”) (also referred to as 河南由甲田农业科技有限公司), a 51% owned subsidiary of Fintech Henan.

References to “Xibolun subsidiaries” or “Hebron subsidiary” are to:

●	Hong Kong Xibolun Technology Limited, a Hong Kong limited company (“Xibolun HK” or “Hebron HK,” and together with its subsidiaries referred to as “Xibolun Group”), which was wholly owned by Nisun International until its disposition on November 30, 2020;

●	Zhejiang Xibolun Automation Project Technology Co., Ltd. (“Xibolun Automation”) (also referred to as 浙江希伯伦自控工程科技有限公司 or Zhejiang Xibolun Automatically Control System Engineering Technology Co., Ltd. in China), a PRC company and a wholly-owned subsidiary of Xibolun HK; and

●	Wenzhou Xibolun Fluid Equipment Co., Limited (“Xibolun Equipment”) (also referred to as 温州希伯伦流体设备有限公司 or Wenzhou Xibolun Fluid Equipment Co., Ltd. in China), a PRC company and a wholly-owned subsidiary of Xibolun HK, which holds 30% of Xibolun Equipment directly and the remaining 70% through its direct subsidiary, Xibolun Automation.

Hebron is the English romanization of Xibolun in Chinese.

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. The exchange rates in effect as of December 31, 2021 and 2020 were US$1.00 for RMB 6.3726 and RMB 6.5250, respectively. The average exchange rates for the years ended December 31, 2021, 2020 and 2019 were US$1.00 for RMB 6.4508, RMB 6.9042, and RMB 6.9081, respectively.   We use period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

v

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

Our Corporate Structure and Contractual Arrangements with our Consolidated Affiliated Entities

Nisun International Enterprise Development Group Co., Ltd, or Nisun International, is not a PRC operating company but a British Virgin Islands (“BVI”) holding company with operations primarily conducted through (i) its PRC subsidiaries, and (ii) contractual arrangements with its consolidated affiliated entities based in China. PRC laws and regulations restrict and impose conditions on foreign investment in internet based, value-added telecommunication services, mobile application services and certain other businesses. Accordingly, we operate these businesses in China mainly through our consolidated affiliated entities and rely on contractual arrangements among our PRC subsidiaries, our consolidated affiliated entities and their nominee shareholders to control the business operations of our consolidated affiliated entities. Our consolidated affiliated entities are consolidated for accounting purposes, but are not entities in which our BVI holding company, or our investors, own equity. Such structure and the contractual arrangements are designed to enable Nisun International to have power to direct significant activities of our consolidated affiliated entities and to receive economic benefits from these entities where PRC law prohibits, restricts or imposes conditions on direct foreign investment in such entities. Investors in our common shares thus are not acquiring or owning equity interests in our consolidated affiliated entities but instead are acquiring interests in a BVI holding company. Investors may never directly hold equity interests in these consolidated affiliated entities.

Our consolidated affiliated entities have been treated as Variable Interest Entities under the Statement of Financial Accounting Standards Board Accounting Standards Codification 810 Consolidation and we are regarded as the primary beneficiary of our consolidated affiliated entities, or VIEs. Accordingly, we treat our VIEs as our consolidated entities under U.S. GAAP and we consolidate the financial results of our VIEs in our consolidated financial statements in accordance with U.S. GAAP.

Our subsidiaries, our VIEs and shareholders of VIEs have entered into a series of contractual agreements. These contractual arrangements enable us to:

●	receive the economic benefits that could potentially be significant to our consolidated affiliated entities in consideration for the services provided by our subsidiaries;

●	exercise effective control over our consolidated affiliated entities; and

●	hold an exclusive option to purchase all or part of the equity interests in our VIEs when and to the extent permitted by PRC law.

The contractual arrangements among our subsidiaries, our VIEs and their shareholders generally include equity interest holder voting rights proxy agreements, exclusive equity purchase option agreements, trademarks, technologies, management and consulting services agreements, and equity interest pledge agreements. Terms contained in each set of contractual arrangements with our VIEs and their respective shareholders are substantially similar. As a result of the contractual arrangements, we have effective control over and are considered the primary beneficiary of these affiliated companies, and we have consolidated the financial results of these companies in our consolidated financial statements. For more details of these contractual arrangements, see “Item 4. Information on the Company—B. Business Overview—Contractual Arrangements with Our Consolidated Affiliated Entities and the Nominee Shareholders;” and “Item 4. Information on the Company—C. Organizational Structure.”

The contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated affiliated entities and we may incur substantial costs to enforce the terms of the arrangements. Uncertainties in the PRC legal system may limit our ability, as a BVI holding company, to enforce these contractual arrangements. There are very few precedents upon which we can rely to determine whether such contractual arrangements would provide our subsidiaries with effective control over the relevant consolidated affiliated entities, or how such contractual arrangements in the context of a consolidated affiliated entity structure should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the consolidated affiliated entity contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we experience significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated affiliated entities, and our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our consolidated affiliated entities and their shareholders for our business operations, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Shareholders of VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

Our corporate structure is subject to risks associated with our contractual arrangements with our VIEs. Investors may never directly hold equity interests in our VIEs. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, our VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our company as a whole.

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our BVI holding company with respect to its contractual arrangements with our VIEs and their respective shareholders. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If we or any of our VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure— Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations,” and “—If the PRC government finds that the contractual arrangements that establish the structure for operating our business do not comply with PRC laws and regulations, we could be subject to severe consequences.”

We face various legal and operational risks and uncertainties associated with being based in or having our operations primarily in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of our VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. These risks could result in a material adverse change in our operations and the value of our securities, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or be of little or no value. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our listed securities.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our common shares. For more details, see “Item 3. Key Information—D. Risk Factors— Risks Relating to Doing Business in China—Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us and our investors, materially and adversely affect our financial condition and results of operations, and cause our shares to significantly decline in value or become worthless.”

Permissions Required from the PRC Authorities for the Operations and Securities Offerings of PRC Subsidiaries and Consolidated Affiliated Entities

We conduct our business primarily through our subsidiaries, our VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, all of our PRC subsidiaries and consolidated affiliated entities have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our subsidiaries, VIEs and VIE subsidiaries in China, including, Business Licenses, the Internet Content Provision (ICP) Licenses and Electronic Data Interchange (EDI) Licenses. All of our PRC subsidiaries, VIEs and VIE subsidiaries are required to obtain, and have obtained, their respective Business Licenses. Fintech, Hengpu and Nami are required to made, and have made a record filing with the competent telecommunications authority as a non-operational Internet Content (ICP) Provider and therefore have received the ICP Licenses. Hengpu is required to make, and has made, an Electronic Data Interchange (EDI) record filing with the competent telecommunications authority and therefore has received the EDI License. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot assure you that we have obtained all the permits or licenses required by the PRC government authorities for conducting our business in China. We may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet- related or finance-related businesses and companies, and any lack of requisite approvals, licenses, permits or filings applicable to our business may have a material adverse effect on our business and results of operations.”

Furthermore, we are subject to PRC rules and regulations relating to overseas listing and securities offering, and a substantial extension of the PRC government’s oversight over our business operations or overseas listings may hinder our ability to offer or continue to offer our securities. Under current PRC laws, regulations and regulatory rules, we, our PRC subsidiaries and our consolidated affiliated entities may be required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, and may be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, in connection with any future offering and listing on overseas capital markets.

On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law which took effect on September 1, 2021. The Data Security Law provides for data security and privacy obligations of entities and individuals carrying out data activities, prohibits entities and individuals in China from providing any foreign judicial or law enforcement authority with any data stored in China without approval from the competent PRC authority, and sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification order, warning, fines of up to RMB10 million, suspension of relevant business, and revocation of business permits or licenses. The Data Security Law is relatively new, and therefore there are substantial uncertainties with respect to the interpretation and implementation of the law. We may need to adjust our operations to comply with data security requirements from time to time. If we were found to have violations, we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to fines and other government sanctions, which may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which took effect on the same day. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. As of the date of this opinion, no official guidance and related implementation rules have been issued in relation to these recently issued opinions and the interpretation and implementation of these opinions remain unclear at this stage.

On July 10, 2021, the Cyberspace Administration of China issued the Measures for Cybersecurity Review which took effect on February 15, 2022. The Revised Cybersecurity Measures authorize the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, including listings in foreign countries by companies that possess personal data of more than one million users. The PRC National Security Law covers various types of national security, including technology security and information security. Given the nature of our business in China and the fact that we do not have personal information of more than one million users, we do not believe we are an “internet platform operator” that is required to file for a cybersecurity review pursuant to the Measures for Cybersecurity Review.

On August 20, 2021, the Standing Committee of the National People’s Congress adopted the Personal Information Security Law, which took effect on November 1, 2021. The Personal Information Protection Law includes the basic rules for personal information processing, the rules for cross-border provision of personal information, the rights of individuals in personal information processing activities, the obligations of personal information processors, and the legal responsibilities for illegal collection, processing, and use of personal information. We have access to confidential or personal information in certain of the businesses and have privacy policies and other documentation regarding the protection of personal information; however, we may not be successful in achieving compliance if any employees or contractors fail to comply with these policies and procedures.

On December 24, 2021, the CSRC issued Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Administration Provisions”), and the Provisions of the State Council on the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Measures”). The Administration Provisions and Measures for overseas listings lay out specific requirements for filing documents and include unified regulation management, strengthening regulatory coordination, and cross-border regulatory cooperation. Domestic companies seeking to list abroad must carry out relevant security screening procedures if their businesses involve such supervision. Companies endangering national security are among those off-limits for overseas listings. According to Relevant Officials of the CSRC Answered Reporter Questions (“CSRC Answers”), after the Administration Provisions and Measures are implemented upon completion of public consultation and due legislative procedures, the CSRC will formulate and issue guidance for filing procedures to further specify the details of filing administration and ensure that market entities could refer to clear guidelines for filing, which means it will still take time to put the Administration Provisions and Measures into effect. As of the date of this report, the Administration Provisions and Measures have not yet come into effect. However, according to CSRC Answers, only new initial public offerings and refinancing by existent overseas listed Chinese companies will be required to go through the filing process; other existent overseas listed companies will be allowed sufficient transition period to complete their filing procedure. The Company may be required to obtain approval of and filling with the CSRC or other PRC government authorities for its future refinancing. However, it is uncertain when the Administration Provision and the Measures will take effect or if they will take effect as currently drafted. Currently, the period for public comment on these draft regulations has ended and their provisions and anticipated adoption or effective date are subject to changes and thus their interpretation and implementation remain substantially uncertain. It also remains unclear on whether a US-listed company, like Nisun International, is subject to the CSRC filing procedures, to maintain the listing of its securities in a foreign country. As of the date of this report, we cannot predict the impact of these regulations on maintaining the listing status of our common shares and/or other securities, or any of our future offerings of securities overseas in the overseas markets.

Based on PRC laws and regulations effective as of the date of this report and subject to different interpretations of these laws and regulations that may be adopted by PRC authorities, we believe that, as of the date of this report, we, our PRC subsidiaries and consolidated affiliated entities are not required to obtain any permission from the CSRC, the CAC, or any other PRC authority in connection with this offering. As a result, we have not submitted any application to the CSRC, the CAC or other PRC authorities for the approval of our securities offerings. As of the date of this report, we and our PRC subsidiaries have not received any inquiry, notice, warning or objection in relation to this offering or Nasdaq listing from the CSRC, the CAC or any other PRC authorities. If we fail to obtain the relevant approval or complete other review or filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiaries, restrictions on or delays to our future financing transactions, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our common shares. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or cause the value of our securities to significantly decline or be worthless,” and “Risk Factors—Risks Relating to Doing Business in China—Recent regulatory developments in China, including greater oversight and control by the CAC over privacy and data security, may subject us to additional regulatory review and any actions by the Chinese government to exert more oversight and control over foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.”

Holding Foreign Companies Accountable Act (HFCAA)

Our common shares may be prohibited from trading on a national exchange or “over-the-counter” markets under the HFCAA if the PCAOB determines it is unable to inspect or investigate completely our auditors for three consecutive years beginning in 2021. Further, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”) and on February 4, 2022, the U.S. House of Representatives passed the America Creating Opportunities for Manufacturing Pre-Eminence in Technology and Economic Strength (COMPETES) Act of 2022, or the COMPETES Act. If either the AHFCAA or COMPETES Act is enacted into law, it would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections or complete investigations for two consecutive years instead of three.

Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China and (2) Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. Our auditor, Wei, Wei & Co., LLP, is headquartered in New York City, New York and has been inspected by the PCAOB on a regular basis. Wei, Wei & Co., LLP is a firm registered with the PCAOB and is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. Wei, Wei & Co., LLP has been subject to PCAOB inspections, and is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely. Notwithstanding the foregoing, in the future, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, or if there is any regulatory change or step taken by PRC regulators that does not permit Wei, Wei & Co., LLP to provide audit documentations to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the Determination so that we are subject to the HFCAA, as the same may be amended, you may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected or investigated by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange or “over-the-counter” markets, may be prohibited under the HFCAA. See “Risk Factors — Our shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021, or for two consecutive years if the Accelerating Holding Foreign Companies Accountable Act becomes law; and the delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment” and “Risk Factors — Newly enacted Holding Foreign Companies Accountable Act, recent regulatory actions taken by the SEC and the Public Company Accounting Oversight Board, and proposed rule changes submitted by Nasdaq calling for additional and more stringent criteria to be applied to China-based public companies could add uncertainties to our capital raising activities and compliance costs” for more information.

Cash and Other Assets Transfers within our Organization and Dividend Distribution

Cash may be transferred within our organization in the following manner: (i) we may transfer funds to our subsidiaries, including our PRC subsidiaries, by way of capital contributions or loans, through intermediate holding companies or otherwise; (ii) we and our subsidiaries may provide loans to our VIEs and vice versa; (iii) funds may be transferred between our VIEs and our subsidiaries, including our PRC subsidiaries, as service fees for services contemplated by the VIE agreements, as repayment of loan or pursuant to other commercial contracts; and (iv) our subsidiaries, including our PRC subsidiaries, may make dividends or other distributions to us through intermediate holding companies or otherwise.

Because we control our VIEs through contractual arrangements, neither us nor our subsidiaries are able to make direct capital contribution to our VIEs or their respective subsidiaries.

For the years ended December 31, 2019, 2020 and 2021, Nisun International, through its intermediate holding companies, provided capital contribution of nil, $0.7 million, and $15.1 million to its subsidiaries in China. For the years ended December 31, 2019, 2020 and 2021, our VIEs received debt financing of nil, $2.1 million and $4.4 million from our subsidiaries in China, respectively.

Our VIEs may transfer cash to the relevant WFOE by paying service fees according to the management and consulting service agreement. For the years ended December 31, 2019, 2020 and 2021, no service fee was paid to the relevant WFOEs under the management and consulting service agreement.

For the years ended December 31, 2019, 2020 and 2021, no dividends or distributions were made to Nisun International by our subsidiaries. Under PRC laws and regulations, our PRC subsidiaries and VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and VIEs, totaling $12.6 million, $46.5 million and $64.6 million as of December 31, 2019, 2020 and 2021, respectively. Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China—Any limitation on the ability of our PRC subsidiaries to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.”

In the years ended December 31, 2019, 2020 and 2021, no assets other than cash were transferred through our organization.

Nisun International has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on its common shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the BVI, PRC and U.S. federal income tax considerations applicable to an investment in our Class A common shares, see “Item 10. Additional Information—E. Taxation.”

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that: (i) our PRC subsidiaries have taxable earnings, and (ii) they determine to pay a dividend in the future:

Taxation Scenario Statutory Tax and Standard Rates(1)
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China. For income tax purposes, our PRC subsidiaries file income tax returns on a separate company basis.

(2)	Under the terms of VIE agreements, our PRC subsidiaries may charge our VIEs for services provided to VIEs. These service fees shall be recognized as expenses of our VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and VIEs file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by our VIEs and as income by our PRC subsidiaries and are tax neutral.

(3)	Certain of our subsidiaries and VIEs qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of our VIEs will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of our VIEs exceed the service fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), our VIEs could make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in our VIEs. This would result in such transfer being non-deductible expenses for our VIEs but still taxable income for the PRC subsidiaries. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.

A. Selected Consolidated Financial Data

We do not own the VIEs that we consolidate in our financial statements. We consolidate the results of the VIEs and their subsidiaries under U.S. GAAP through our contractual arrangements with the VIEs and their nominee shareholders. The following tables present the condensed consolidating schedules of financial information for Nisun International, its wholly owned subsidiaries that are the primary beneficiary of our VIEs, our other subsidiaries, our VIEs and VIEs’ subsidiaries as of the dates presented.

We completed the sale of our equity interest in Xibolun HK to Wise Metro Development Co., Ltd., an entity controlled by our former Chairman and CEO, Mr. Anyuan Sun (“Wise Metro”) on September 30, 2021, pursuant to a Call Option Agreement we entered on April 16, 2019 with Wise Metro. Under the agreement, Wise Metro was granted an option to purchase all of the equity of the Xibolun Group for a period beginning six months after the effective date of the Call Option Agreement and expiring two years and six months after the agreement effective date. On May 11, 2020, Wise Metro exercised the Call Option to acquire the Xibolun Group and on September 30, 2020, we completed the sale of Xibolun Group to Wise Metro. The transaction met the criteria for discontinued operations. Accordingly, the results of operations of Hebron Group and the gain of approximately $0.1 million, net of transaction and other costs, from its disposal are presented in separate line items as discontinued operations. Retrospective adjustments to the historical statements have been made in order to provide a consistent basis of comparison. The financial position and results of operations in relation to the discontinued operations were therefore not disaggregated considering they will not constitute any part of our consolidated financial statements after the completion of the disposition.

Selected Condensed Consolidated Statements of Operations Data

The following table presents our condensed consolidating schedule of financial position for our top-tier publicly-traded holding company, Nisun International, our wholly-owned subsidiaries that are the primary beneficiaries of the VIEs under U.S. GAAP (the “Primary Beneficiaries of VIEs”), our other subsidiaries that are not the Primary Beneficiaries of VIEs (the “Other Subsidiaries”), and VIEs and their subsidiaries that we consolidate as of the dates presented:

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2021
	Nisun International	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIE subsidiaries (PRC)	Eliminations adjustments	Consolidated Total
Cash	$68,296,949	$425,272	$6,056	$22,898,764	$-	$91,627,041
Other current assets	-	241,390	2,963	135,926,634	-	136,170,987
Intercompany receivables (1)	7,582,199	4,449,051	457,312	409,334	(12,897,896)	-
Total current assets	75,879,148	5,115,713	466,331	159,234,732	(12,897,896)	227,798,028
Investments in subsidiaries (2)	115,680,581	78,539,006	-	-	(194,219,587)	-
Benefits through VIEs and VIE subsidiaries (2)	-	-	69,567,441	-	(69,567,441)	-
Goodwill and intangible assets	-	19,846,662	8,482,427	-	-	28,329,089
Other non-current assets	-	15,769,254	430,687	1,651,028	-	17,850,969
Total non-current assets	115,680,581	114,154,922	78,480,555	1,651,028	(263,787,028)	46,180,058
Total Assets	191,559,729	119,270,635	78,946,886	160,885,760	(276,684,924)	273,978,086
Intercompany payables (1)	404,408	4,291	403,706	12,085,491	(12,897,896)	-
Other liabilities and accrued liabilities	10,528,965	340,124	4,174	78,503,535	-	89,376,798
Total Liabilities	10,933,373	344,415	407,880	90,589,026	(12,897,896)	89,376,798
Total Shareholders’ Equity (2)	180,626,356	115,680,581	78,539,006	69,567,441	(263,787,028)	180,626,356
Non-controlling interests	-	3,245,639	-	729,293	-	3,974,932
Total Liabilities and Equity	$191,559,729	$119,270,635	78,946,886	$160,885,760	$(276,684,924)	$273,978,086

	As of December 31, 2020
	Nisun International	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIE subsidiaries (PRC)	Eliminations adjustments	Consolidated Total
Cash	$2,426	$4,405	$1,316	$22,190,110	$-	$22,198,257
Other current assets	-	281,905	-	22,968,532	-	23,250,437
Due from legacy business	14,950,577	-	-	-	-	14,950,577
Intercompany receivables (1)	509	2,267,082	-	-	(2,267,591)	-
Total current assets	14,953,512	2,553,392	1,316	45,158,642	(2,267,591)	60,399,271
Investments in subsidiaries (2)	80,260,786	58,080,737	-	-	(138,341,523)	-
Benefits through VIEs and VIE’s subsidiaries (2)	-	-	35,406,748	-	(35,406,748)	-
Goodwill and intangible assets	-	19,855,147	8,722,624	-	-	28,577,771
Other non-current assets	-	-	17,055,071	2,064,716	-	19,119,787
Total non-current assets	80,260,786	77,935,884	61,184,443	2,064,716	(173,748,271)	47,697,558
Total Assets	95,214,298	80,489,276	61,185,759	47,223,358	(176,015,862)	108,096,829
Intercompany payables (1)	-	173	336	2,267,082	(2,267,591)	-
Other liabilities and accrued liabilities	18,371,779	228,317	-	9,559,335	-	28,159,431
Total Liabilities	18,371,779	228,490	336	11,826,417	(2,267,591)	28,159,431
Total Shareholders’ Equity (2)	76,842,519	80,260,786	58,080,737	35,406,748	(173,748,271)	76,842,519
Non-controlling interests	-	-	3,104,686	(9,807)	-	3,094,879
Total Liabilities and Equity	$95,214,298	$80,489,276	61,185,759	$47,223,358	$(176,015,862)	$108,096,829

Selected Condensed Consolidated Statements of Operations Data

	For the Year Ended December 31, 2021
	Nisun International	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIE subsidiaries (PRC)	Eliminations adjustments	Consolidated Total
Third-party revenues	$-	$-	$-	$160,199,711	$-	$160,199,711
Intra- group revenues (3)	-	-	-	-	-	-
Total revenue	-	$-	$-	$160,199,711	$-	$160,199,711
Total costs and expenses	(3,071,681)	(789,676)	(477,303)	(117,672,141)	-	(122,010,801)
Income from subsidiaries and VIEs (2)	33,452,042	33,268,971	33,627,137	-	(100,348,150)	-
Income (loss) from non-operations	-	1,047,137	(228)	1,540,204	-	2,587,113
Income before income tax expenses	30,380,361	33,526,432	33,149,606	44,067,774	(100,348,150)	40,776,023
Less: income tax (benefit) expenses	-	(66,503)	(119,365)	10,455,369	-	10,269,501
Net income	30,380,361	33,592,935	33,268,971	33,612,405	(100,348,150)	30,506,522
Less: net income (loss) attributable to non-controlling interests	-	140,893	-	(14,732)	-	126,161
Net income attributable to Nisun International’s shareholders	30,380,361	33,452,042	33,268,971	33,627,137	(100,348,150)	30,380,361

	For the Year Ended December 31, 2020
	Nisun International	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIE subsidiaries (PRC)	Eliminations adjustments	Consolidated Total
Third-party revenues	$-	$-	$-	$42,190,191	$-	$42,190,191
Intra- group revenues (3)	-	-	-	-	-	-
Total revenue	-	-	-	42,190,191	$-	42,190,191
Total costs and expenses	(1,098,668)	(431,464)	(414,241)	(30,217,599)	-	(32,161,972)
(Loss) income from subsidiaries and VIEs (2)	(11,993,122)	11,232,662	11,583,787	-	(10,823,327)	-
Income (loss) from non-operations	-	105,063	980	723,408	-	829,451
(Loss) income before income tax expenses	(13,091,790)	10,906,261	11,170,526	12,696,000	(10,823,327)	10,857,670
Less: income tax (benefit) expenses	-	(109,013)	(62,136)	1,112,213	-	941,064
Net income from continuing operations	(13,091,790)	11,015,274	11,232,662	11,583,787	(10,823,327)	9,916,606
(Loss) income from discontinued operations	-	(22,971,016)	-	-	-	(22,971,016)
Net (loss) income	(13,091,790)	(11,955,742)	11,232,662	11,583,787	(10,823,327)	(13,054,410)
Less: net income attributable to non-controlling interests	-	37,380	-	-	-	37,380
Net (loss) income attributable to Nisun International’s shareholders	(13,091,790)	(11,993,122)	11,232,662	11,583,787	(10,823,327)	(13,091,790)

	For the Year Ended December 31, 2019
	Nisun International	Other Subsidiaries	Primary Beneficiaries of VIEs	VIEs and VIE subsidiaries (PRC)	Eliminations adjustments	Consolidated Total
Third-party revenues	$-	$-	$-	$2,525,524	$-	$2,525,524
Intra- group revenues (3)	-	-	-	-	-	-
Total revenue	-	-	-	2,525,524	-	2,525,524
Total costs and expenses	(424,492)	(244)	-	(926,223)	-	(1,350,959)
Income from subsidiaries and VIEs (2)	3,164,471	1,600,661	1,600,661	-	(6,365,793)	-
Income from non-operations	11	-	-	1,360	-	1,371
Income before income tax expenses	2,739,990	1,600,417	1,600,661	1,600,661	(6,365,793)	1,175,936
Less: income tax (benefit) expenses	-	(55,731)	-	-	-	(55,731)
Net income from continuing operations	2,739,990	1,656,148	1,600,661	1,600,661	(6,365,793)	1,231,667
Income from discontinued operations	-	1,508,323	-	-	-	1,508,323
Net income	2,739,990	3,164,471	1,600,661	1,600,661	(6,365,793)	2,739,990
Less: net income attributable to non-controlling interests	-	-	-	-	-	-
Net income attributable to Nisun International’s shareholders	2,739,990	3,164,471	1,600,661	1,600,661	(6,365,793)	2,739,990

Notes:

(1)	It represents the elimination of intercompany balances among Nisun International, the Primary Beneficiaries of VIEs, and VIEs and their subsidiaries that we consolidate.

(2)	It represents the elimination of investments among Nisun International, the Primary Beneficiaries of VIEs, the Other Subsidiaries, and VIEs and their subsidiaries that we consolidate.

(3)	It represents the elimination of the intercompany service charge at the consolidation level.

For the years ended December 31, 2021, 2020 and 2019, the Primary Beneficiaries of VIEs did not charge any service fee from the VIEs. Apart from what have been disclosed above, there was no intra-group revenues during the years ended December 31, 2021, 2020 and 2019, respectively.

B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

D. Risk Factors

Summary Of Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Relating to Our Business and Industry

●	We have a limited operating history in the rapidly evolving supply chain and financial services industries, and any unforeseeable changes and uncertainties could adversely affect our operating results and future prospects.

●	If we are unable to innovate or respond effectively to the ever-changing financial technologies and industry practice, our business and results of operations would be materially adversely affected.

●	We rely on our cooperation with our customers and industry partners, and if our technology solutions or services cannot meet the needs or expectations of customers and partners for any reason, we could lose our established market share.

●	We are subject to evolving regulatory requirements, and if we fail to adapt to regulatory changes, our business and prospects may be materially and adversely affected.

●	Failure to manage growth will cause disruption to our operations and impair our ability to generate revenue.

●	We have modified our business models and had substantial strategic changes to our business operations, and may be subject to additional risks and uncertainties as a result.

●	We cannot assure you that our growth strategies will be successful.

●	Cyber-attacks or any failure to adequately maintain data security and prevent unauthorized access to confidential information could materially adversely affect our reputation, financial condition and operating results.

Risks Relating to Doing Business in China

●	Adverse changes in political climate and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China and materially and adversely affect our competitive position.

●	Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us and our investors, materially and adversely affect our financial condition and results of operations, and cause our shares to significantly decline in value or become worthless.

●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet- related or finance-related businesses and companies, and any lack of requisite approvals, licenses, permits or filings applicable to our business may have a material adverse effect on our business and results of operations.

●	The PRC government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or cause the value of our securities to significantly decline or be worthless.

●	Recent regulatory developments in China, including greater oversight and control by the CAC over privacy and data security, may subject us to additional regulatory review and any actions by the Chinese government to exert more oversight and control over foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

●	PRC regulations establish complex procedures for some acquisitions conducted by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

●	Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completed our auditors for three consecutive years beginning in 2021, or for two consecutive years if the Accelerating Holding Foreign Companies Accountable Act or the America COMPETES Act becomes law.

●	Newly enacted Holding Foreign Companies Accountable Act, recent regulatory actions taken by the SEC and the Public Company Accounting Oversight Board, and proposed rule changes by Nasdaq calling for additional and more stringent criteria to be applied to China-based public companies could add uncertainties to our capital raising activities and compliance costs.

●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

●	There are uncertainties under the PRC laws relating to the procedures for U.S. regulators to investigate and collect evidence from companies located in the PRC.

●	Chinese economic growth slowdown may have a negative effect on our business.

●	You may have difficulty enforcing judgments against us.

●	Failure to comply with laws and regulations applicable to our business in China could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.

●	Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.

●	PRC regulation of loans and direct investment by offshore holding companies in PRC entities may delay or prevent us from using the proceeds of our securities offerings to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	Failure to comply with the Individual Foreign Exchange Rules relating to the overseas direct investment or the engagement in the issuance or trading of securities overseas by our PRC resident stockholders may subject such stockholders to fines or other liabilities.

●	We may be exposed to liabilities under the Foreign Corrupt Practices Act, and any determination that we violated the foreign corrupt practices act could have a material adverse effect on our business.

●	Governmental control of currency conversion may affect the value of your investment.

●	Payment of dividends is subject to restrictions under Nevada and the PRC laws.

●	Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China and materially and adversely affect our competitive position

●	Chinese economic growth slowdown may have a negative effect on our business.

●	We may be classified as a “Resident Enterprise” of China, which would result in unfavorable tax consequences.

●	Uncertainties with respect to the PRC legal system could adversely affect us.

●	Shareholders may experience difficulties in effecting service of legal process, enforcing foreign judgments, including those obtained in the U.S., or bringing actions in China against us or our management based on foreign laws.

Risks Relating to Our Corporate Structure

●	Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure and business operations.

●	If the PRC government finds that the contractual arrangements that establish the structure for operating our business do not comply with PRC laws and regulations, we could be subject to severe consequences.

●	We rely on our contractual arrangements with our consolidated affiliates and their shareholders for business operations, which may not be as effective as direct ownership in providing operational control.

●	Shareholders of VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

●	Our VIE agreements may be subject to scrutiny by the PRC tax authorities which may determine that we or our consolidated affiliates owe additional taxes.

Risks Related to Ownership of Our Common Shares

●	British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

●	The laws of the British Virgin Islands provide little protection for minority shareholders, and minority shareholders will have little or no recourse if the shareholders are dissatisfied with the conduct of our affairs.

●	The market price of our Class A common shares may be volatile or may decline regardless of our operating performance, and shareholders may not be able to resell their shares.

●	We do not intend to pay dividends for the foreseeable future.

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

After Spring 2020, the COVID outbreak in China has gradually been controlled and we also returned to normal operations. However, in March 2022, due to the spread of new variants and subvariants of COVID-19 in Shanghai and several other cities in China, local governments of the impacted cities have imposed strict movement restrictions. In mid-March 2022, Shanghai authorities issued strict lockdown and shutdown orders in response to the pandemic and as a result, employees of our PRC operating entities located in Shanghai having been working from home. As our Shanghai employees were prepared for remote working in advance, our Shanghai entities have been able to continue to provide services to our customers remotely with minimum interruptions. Our management does not believe the lockdown restrictions in Shanghai will have a material adverse impact on the Company’s overall business, operating results and financial condition. However, the pandemic could adversely affect our business and financial results in 2022 if any virus resurges cause significant disruptions to our operations or the business of our supply chain customers, logistics and service providers, and negative impact to the pricing of our products. We cannot predict the severity and duration of the impact from such resurgence. If any new outbreak of COVID-19 is not effectively and timely controlled, or if government responses to outbreaks or potential outbreaks are severe or long-lasting, our business operations and financial condition may be materially and adversely affected as a result of the deteriorating market outlook, the slowdown in regional and national economic growth, weakened liquidity and financial condition of our customers or other factors that we cannot foresee. Any of these factors and other factors beyond our control could have an adverse effect on the overall business environment, cause uncertainties in the economic growth in the regions where we conduct business, and could materially and adversely impact our business, financial condition and results of operations.

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

Negative publicity and allegations about us, our products and services or our financial results, including by short sellers or investment research firms, regardless of their veracity, may adversely damage our brand, public image and reputation, harm our ability to attract and retain customers and result in material adverse impact on our share price, business, results of operations and prospects. For example, on June 3, 2020, a short seller issued a report alleging that, among other things, the private placement we consummated in December 2019, Hengpu acquisition and Nami acquisition were undisclosed related party transactions which we failed to disclose. The trading price of our shares declined and a shareholder class action lawsuit was filed against us and some of our directors and senior executive officers with the United States District Court for the Southern District of New York. While the findings and conclusions of the independent investigation conducted by the special counsel have refuted the relevant allegations set out in the short report, and the class action lawsuit has been dismissed in its entirety, nevertheless our share price fluctuated after such negative publicity.

The loss of any of our key customers could reduce our revenues and our profitability.

For the year ended December 31, 2021, two customers accounted for 37% and 15% of the Company’s total revenue from the financial service business, respectively. Two customers accounted for 71% and 10% of the Company’s total revenue from supply chain trading business, respectively. For the year ended December 31, 2020, three customers accounting for 31%, 21% and 12% of the Company’s total revenue. For the year ended December 31, 2019, one customer accounted for approximately 100% of our total financial services revenue and accounts receivable from the financial services. As of December 31, 2021, two customers accounted for approximately 31% and 29% of the Company’s total accounts receivable balance. As of December 31, 2020, three customers accounted for approximately 45%, 20% and 17% of the Company’s total accounts receivable balance.

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

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. We rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our digital technology systems and platform. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage.

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

Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us and our investors, materially and adversely affect our financial condition and results of operations and cause our shares to significantly decline in value or become worthless.

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

PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China for the past decades. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we may not be aware of our potential violation of these policies and rules. In addition, any administrative and court proceedings in China may be protracted and result in substantial costs and diversion of resources and management attention.

PRC government has significant oversight over the conduct of our business and it has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet- related or finance-related businesses and companies, and any lack of requisite approvals, licenses, permits or filings applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government extensively regulates the internet industry and finance-related industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry and finance-related industry. These internet-related or finance-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

For example, PRC regulations impose sanctions for engaging in disseminating analysis, forecasting, advisory or other information related to securities and securities markets without having obtained the securities investment consultancy qualifications in China. We do not intend to engage in such business in China. However, our users could post articles or share contents that contain analysis, forecasting or advisory content related to securities on our platform. If any of the information or content displayed on our platform is deemed as analysis, forecasting, advisory or other information related to securities or securities markets, or any of our business in the PRC is deemed to be a service providing such information, we may be subject to regulatory measures including warnings, public condemnation, suspension of relevant business and other measures in accordance with applicable laws and regulations. Any such penalties may disrupt our business operations or materially and adversely affect our business, financial condition and results of operations.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry and finance-related have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet and finance-related businesses in China, including our business. While we believe that we have obtained all the permits or licenses required to conduct our business operations in China, we cannot assure you that the relevant government authorities will determine we have obtained all required permits or licenses or completed all the record-filing procedures required for conducting our business, or that we will be able to maintain our existing licenses or obtain new permits if so required. If the PRC government considers that we were operating without the proper approvals, licenses, permits or filings or promulgates new laws and regulations that require additional approvals, licenses, permits or filings or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

The PRC government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or cause the value of our securities to significantly decline or be worthless.

The Chinese government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The Chinese government has recently published new policies that significantly affected certain industries such as the education and internet industries. Recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in mainland China that are to be conducted in foreign markets, as well as foreign investment in China-based issuers like us. Any future action by the Chinese government expanding the categories of industries and companies whose foreign securities offerings are subject to government review could significantly limit or completely hinder our ability to offer or continue to offer securities to investors or could disallow our current operating structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, including causing the value of such securities to significantly decline or become worthless.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Since this document is still relatively new, uncertainties still exist in relation to how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our future business combination with a company with major operation in China.

Further, Chinese government continues to exert more oversight and control over Chinese technology firms. On July 2, 2021, Chinese cybersecurity regulator announced, that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s application be removed from smartphone application stores. On July 5, 2021, the Chinese cybersecurity regulator launched the same investigation on two other Internet platforms, China’s Full Truck Alliance of Full Truck Alliance Co. Ltd. (NYSE: YMM) and Boss of KANZHUN LIMITED (Nasdaq: BZ).

On December 24, 2021, the CSRC issued the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures”), collectively, the Draft Overseas Listing Rules, which are currently published for public comments only. According to the Draft Overseas Listing Rules, among other things, all China-based companies applying for overseas securities issuance, listing and post-listing capital operations shall be subject to statutory procedures, such as filing and information reporting requirement. After making initial applications with overseas stock markets for offerings or listings, all China-based companies shall file with the CSRC within three business days. In addition, overseas offerings and listings may be prohibited for such China-based companies when any of the following applies: (a) if the securities offerings and listings are prohibited by applicable PRC laws and rules; (b) if securities offerings and listings may constitute a threat to, or endanger national security as reviewed and determined by PRC authorities; (c) if there are material ownership disputes over applicants’ equity interests, major assets, core technologies or other items; (d) if a PRC company or its controlling shareholders or de facto controllers have committed certain crimes, under investigation for suspicion of major violations in the prior three years; (e) if any directors, supervisors, or senior executives of applicants have been subject to administrative punishments for severe violations, or are under investigations for crimes or major violations; or (f) other circumstances as provided. The Draft Administrative Provisions further provide that a fine between RMB 1 million and RMB 10 million may be imposed if a company fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Draft Overseas Listing Rules. In the case of severe violations, an order to suspend relevant businesses or halt operations for rectification may be issued, and relevant business permits or operational license revoked. Overseas issuance and listings subject to the Draft Overseas Listing Rules include direct and indirect issuance and listings. Our future securities offerings if any could be deemed an indirect overseas issuance under the Draft Overseas Listing Rules and would be required to complete the filing procedures and submit the relevant information to CSRC after the Draft Overseas Listing Rules become effective. As of the date of this report, such rules have not become effective. In addition, after the rules take effect, we would only need to submit the filing materials and no CSRC approval would be required under the rules. However, in the event that a government approval is required, we cannot assure you that we will be able to receive clearance in a timely manner, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our shares to significantly decline in value or become worthless.

Recent regulatory developments in China, including greater oversight and control by the CAC over privacy and data security, may subject us to additional regulatory review and any actions by the Chinese government to exert more oversight and control over foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. The PRC government recently initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, among other things, including adopting new measures to extend the scope of cybersecurity reviews, cracking down on illegal activities in the securities market, and expanding the efforts in anti-monopoly enforcement. The PRC government is increasingly focused on data security, recently launching cybersecurity review against a number of mobile apps operated by several U.S.-listed Chinese companies and prohibiting these apps from registering new users during the review period. We are subject to various risks and costs related to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. Such covered data is wide ranging and relates to our investors, employees, suppliers, customers and other third parties. The relevant PRC laws apply not only to third-party transactions, but also to transfers of information between Nisun International, offshore subsidiaries, our PRC subsidiaries, and other parties with which we have commercial relations.

The PRC regulatory and enforcement regime with regard to privacy and data security is evolving. The PRC Cybersecurity Law, which was promulgated on November 7, 2016 and became effective on June 1, 2017, provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. The interpretation and application of these cybersecurity laws, regulations and standards are still uncertain and evolving. We cannot assure you that relevant governmental authorities will not interpret or implement these and other laws or regulations in ways that may negatively affect us.

On November 14, 2021, the CAC published a discussion draft of the Administrative Measures for Internet Data Security, or the Draft Measures for Internet Data Security, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. There have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” The CAC has solicited comments on this draft until December 13, 2021, but there is no timetable as to when it will be enacted. As such, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation. The Draft Measures for Internet Data Security, if enacted as proposed, may materially impact our capital raising activities. Any failure to obtain such approval or clearance from the regulatory authorities could materially constrain our liquidity and have a material adverse impact on our business operations and financial results, especially if we need additional capital or financing.

On December 28, 2021, the CAC, the NDRC, the MIIT, and several other administrations jointly published the Measures for Cybersecurity Review, effective on February 15, 2022, which provides that certain operators of critical information infrastructure purchasing network products and services or network platform operators carrying out data processing activities, which affect or may affect national security, must apply with the Cybersecurity Review Office for a cybersecurity review. However, the scope of operators of “critical information infrastructure” under the current regulatory regime remains unclear and is subject to the decisions of competent PRC regulatory authorities. Based on our understanding of the Measures as of the date hereof, the exact scope of operators of “critical information infrastructure” under the Measures and current PRC regulatory guidance remains unclear, and is subject to the decisions of the relevant PRC government authorities that have been delegated the authority to identify operators of “critical information infrastructure” in their respective jurisdictions (including regions and industries). PRC government authorities have wide discretion in the interpretation and enforcement of these laws, including the identification of operators of “critical information infrastructure” and the interpretation and enforcement of requirements potentially applicable to such operators of “critical information infrastructure.” As we operate an internet platform, we are at risk of being deemed to be an operator of “critical information infrastructure” or a network platform operator meeting the above criteria under PRC cybersecurity laws. If we are identified as an operator of “critical information infrastructure,” we would be required to fulfill various obligations as required under PRC cybersecurity laws and other applicable laws for such operators of “critical information infrastructure,” including, among others, setting up a special security management organization, organizing regular cybersecurity education and training, formulating emergency plans for cyber security incidents and conducting regular emergency drills, and we may need to follow cybersecurity review procedure and apply with Cybersecurity Review Office before making certain purchases of network products and services. During cybersecurity review, we may be required to suspend the provision of any existing or new services to our users, and we may experience other disruptions of our operations, which could cause us to lose users and customers therefore resulting in adverse impacts on our business. The cybersecurity review could also lead to negative publicity and a diversion of time and attention of our management and our other resources. It could be costly and time-consuming for us to prepare application materials and make the applications. Furthermore, there can be no assurance that we will obtain the clearance or approval for these applications from the Cybersecurity Review Office and the relevant regulatory authorities in a timely manner, or at all. If we are found to be in violation of cybersecurity requirements in China, the relevant governmental authorities may, at their discretion, conduct investigations, levy fines, request app stores to take down our apps and cease to provide viewing and downloading services related to our apps, prohibit the registration of new users on our platform, or require us to change our business practices in a manner materially adverse to our business. Any of these actions may disrupt our operations and adversely affect our business, results of operations and financial condition.

PRC regulations establish complex procedures for some acquisitions conducted by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, adopted by six PRC regulatory agencies in August 2006 and amended in June 2009, among other things, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. In addition, the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, or the Rules Concerning Security Review on M&A, issued by the Ministry of Commerce in August 2011, specify that mergers and acquisitions by foreign investors involved in “an industry related to national security” are subject to strict review by the Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. We believe that our business is not in an industry related to national security, but we cannot preclude the possibility that the competent PRC government authorities may publish explanations contrary to our understanding or broaden the scope of such security reviews in the future, in which case our future acquisitions and investment in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Moreover, according to the Anti-Monopoly Law, the SMAR shall be notified in advance of any concentration of undertaking if certain filing thresholds are triggered. We may grow our business in part by directly acquiring complementary businesses in China. Complying with the requirements of the laws and regulations mentioned above and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the SMAR, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

In December 2020, the NDRC and the Ministry of Commerce promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. As these measures are recently promulgated, official guidance has not been issued by the relevant government authority. The interpretation of those measures remains unclear in many aspects such as what would constitute “important information technology and internet services and products” and whether these measures may apply to foreign investment that is implemented or completed before the enactment of these new measures. We cannot assure you that our current business operations will remain fully compliant, or we can adapt our business operations to new regulatory requirements on a timely basis, or at all.

Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completed our auditors for three consecutive years beginning in 2021, or for two consecutive years if the Accelerating Holding Foreign Companies Accountable Act or the America COMPETES Act becomes law.

In recent years, U.S. regulatory authorities have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. As part of a continued regulatory focus in the United States on access to audit and other information, the Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The HFCAA also requires that, to the extent that the PCAOB has been unable to inspect an issuer’s auditor for three consecutive years since 2021, the SEC shall prohibit its securities registered in the United States from being traded on any national securities exchange or over-the-counter markets in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. The interim final rule applies to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. Consistent with the HFCAA, the interim final rule requires the submission of documentation to the SEC establishing that such a registrant is not owned or controlled by a government entity in that foreign jurisdiction and also requires disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and government influence on, such registrants. On May 13, 2021, the PCAOB issued proposed PCAOB Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act for public comment. The proposed rule provides a framework for making determinations as to whether PCAOB is unable to inspect an audit firm in a foreign jurisdiction, including the timing, factors, bases, publication and revocation or modification of such determinations, and such determinations will be made on a jurisdiction-wide basis in a consistent manner applicable to all firms headquartered in the jurisdiction. In November 2021, the SEC approved PCAOB Rule 6100. On December 2, 2021, the SEC adopted amendments to final rules implementing the disclosure and submission requirements of the HFCAA.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act or AHFCAA, and on February 4, 2022, the U.S. House of Representatives passed the America Creating Opportunities for Manufacturing Pre-Eminence in Technology and Economic Strength (COMPETES) Act of 2022, or the COMPETES Act. If either bill is enacted into law, it would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections or complete investigations for two consecutive years instead of three. As a result, our securities may be prohibited from trading on Nasdaq or over-the-counter markets if our auditor is not inspected by the PCAOB for three consecutive years as specified in the HFCAA or two years if the AHFCAA or the COMPETES Act becomes law, and would reduce the time before our securities may be prohibited from trading or delisted.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB announced the PCAOB Holding Foreign Companies Accountable Act determinations (the “PCAOB determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

The lack of access to the PCAOB inspection or investigation in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections or investigations of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections and investigations, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our current auditor, Wei, Wei & Co., LLP, an independent registered public accounting firm that is headquartered in the United States, is a firm registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”), and is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. Wei, Wei & Co., LLP has been subject to PCAOB inspections, and is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely.

Notwithstanding the foregoing, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, or if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the Determination so that we are subject to the HFCAA, as the same may be amended, you may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected or investigated by the PCAOB, or a lack of PCAOB inspections or investigations of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate.

However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national security exchange or over-the-counter stock market). In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

Newly enacted Holding Foreign Companies Accountable Act, recent regulatory actions taken by the SEC and the Public Company Accounting Oversight Board, and proposed rule changes by Nasdaq calling for additional and more stringent criteria to be applied to China-based public companies could add uncertainties to our capital raising activities and compliance costs.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, the SEC Chairman and PCAOB Chairman, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 18, 2020, NASDAQ filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) prohibit Restrictive Market companies from directly listing on NASDAQ Capital Market, and only permit them to list on NASDAQ Global Select or NASDAQ Global Market in connection with a direct listing, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives passed the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), and on February 4, 2022, the U.S. House of Representatives passed the America Creating Opportunities for Manufacturing Pre-Eminence in Technology and Economic Strength (COMPETES) Act of 2022, or the COMPETES Act. Either bill, if signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two and, would reduce the time before our securities may be prohibited from trading or delisted.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, PCAOB announced the PCAOB Holding Foreign Companies Accountable Act determinations (the “PCAOB determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

The recent regulatory developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national security exchange or over-the-counter stock market). In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

As a result of these scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions, and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our future securities offerings, business and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and defend our Company. Our management would have to divert valuable resources and attention away from our operations and may negatively impact our operations. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our shares.

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

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.

We are a BVI holding company and we may rely on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and for services of any debt we may incur. Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and our consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

In response to the persistent capital outflow and RMB’s depreciation against U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the People’s Bank of China issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or the PBOC Circular 306, on November 22, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises that it holds equity interests in shall not exceed 30% of the domestic enterprise’s ownership interest in the offshore enterprise. The PBOC Circular 306 may constrain our PRC subsidiaries’ ability to provide offshore loans to us. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Under the EIT Law and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. Undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 are exempted from any withholding tax. The BVI, where Nisun International, the parent company of our PRC subsidiaries, is incorporated, does not have such a tax treaty with China. Hong Kong has a tax arrangement with China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. However, if NiSun HK is not considered being the beneficial owner of the dividends paid to it by our WFOE under the tax circulars promulgated in February and October 2009, such dividends would be subject to withholding tax at a rate of 10%. If our PRC subsidiaries declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company.

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

Any loans to our PRC subsidiaries are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are FIEs, to finance their activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE. Currently, China is holding more open and tolerant attitude toward FIEs. More open rules and regulations are published in recent years to replace previous ones which are more restrictive. On March 30, 2015, SAFE promulgated Circular 19 which is about Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises) and effective since June 1, 2015. Circular 19 has made some important changes in rules regarding the conversion of foreign exchanges to RMB, which are as follows in particular:

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

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

The Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular No. 75, and a series of implementation rules and guidance issued by SAFE, including the circular relating to operating procedures that took effect in July 2011, required PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or SPV, for the purposes of overseas equity financing activities, and to update such registration in the event of any significant changes with respect to that offshore company. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, on July 4, 2014, which replaced the SAFE Circular No. 75. SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” The term “control” under SAFE Circular No. 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular No. 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. On February 28, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. In accordance with SAFE Notice 13, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under the SAFE Circular No. 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration.

Our shareholders that are PRC entities are required to complete their overseas direct investment filings according to applicable laws and regulations regarding the overseas direct investment by PRC entities, including certificates, filings or registrations with the MOFCOM and the NDRC, or the local branch of the MOFCOM and NDRC based on the investment amount, invested industry or other factors thereof, and shall also update or apply for amendment in respect to the certificates, filings or registrations in the event of any significant changes with respect to the offshore investment.

We have notified our shareholders whom we know are PRC residents to register with the local SAFE branch and update their registrations as required under the SAFE regulations described above. We believe that such PRC resident shareholders either have registered and updated registration when required, or are in the process of the registration, with the relevant local SAFE branch. We, however, cannot provide any assurances that all of our shareholders who are PRC residents have filed or will file all applicable registrations or update previously filed registrations as required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures or other applicable PRC regulations may subject the PRC resident shareholders to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign exchange-dominated loans from our company.

As it is uncertain how the SAFE regulations described above will be interpreted or implemented, we cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the SAFE regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

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

We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive income (loss).” For the years ended December 31, 2021, 2020 and 2019, we had foreign currency translation gain of $2.0 million, foreign currency gain of $5.5 million and foreign currency translation loss of $0.6 million, respectively. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange gains and losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

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

Risks Related to Our Corporate Structure

Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure and business operations.

The National People’s Congress promulgated the Foreign Investment Law on March 15, 2019 and the State Council adopted the Regulation on Implementing the Foreign Investment Law (the “Implementation Regulations”) on December 12, 2019, effective from January 1, 2020, to replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

Risks Related to Ownership of Our Common Shares

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

The trading price for our Class A common shares has fluctuated since we first listed our common shares. The trading price of our Class A common shares has ranged from $3.02 to $21.47 per share for the year ended December 31, 2021, and the last reported trading price on May 13, 2022 was $0.63 per Class A common share. The market price of our common shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, beginning with the first annual report on Form 20-F, we have been required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. If we continue to identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which could require additional financial and management resources.

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

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD, formerly Hebron Technology Co., Ltd. (“Nisun International” or the “Company”) was established under the laws of the British Virgin Islands (“BVI”) on May 29, 2012 as a company limited by shares. The Company is a holding company and conducts its business through its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of VIEs in the People’s Republic of China (“PRC’’).

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

Principal Corporate Activities

Below is a brief summary of principal activities of our Company since its formation.

●	January 25, 2005, Xibolun Equipment was incorporated.

●	June 14, 2011, Xibolun HK was formed in accordance with laws and regulations of Hong Kong.

●	July 21, 2011, Xibolun HK acquired 30% ownership interest of Xibolun Equipment.

●	May 29, 2012, Hebron Technology was established under the laws of the British Virgin Islands as a holding company.

●	September 24, 2012, Xibolun Automation was incorporated.

●	December 5, 2012, Xibolun HK acquired 100% ownership interest of Xibolun Automation from Hebron Technology, Xibolun Equipment, and Zhejiang Xibolun.

●	October 22, 2012, Hebron Technology acquired 100% ownership interest of Xibolun HK. As a result, Xibolun HK became a wholly owned subsidiary of Hebron Technology.

●	July 29, 2013, Mr. Anyuan Sun transferred his 70% ownership interest in Xibolun Equipment to Xibolun Automation.

●	December 27, 2016, Hebron Technology completed an initial public offering of 2,695,347 common shares. The offering was completed at an issuance price of $4.00 per share. Prior to the offering, the Company had 12,000,000 issued and outstanding shares, and after the offering, the Company had 14,695,347 issued and outstanding shares. The Company issued to the placement agent in the initial public offering, warrants to purchase 134,768 common shares for an exercise price of $4.80 per share. The placement agent’s warrants have a term of three years.

●	March 7, 2018, Hebron Technology re-classified and re-designated our common shares into Class A common shares and Class B common shares by filing the Third Amended and Restated Memorandum of Association with the BVI Registrar of Corporate Affairs. Pursuant to the Third Amended and Restated Memorandum of Association, our authorized shares are re-classified and re-designated into 50,000,000 common shares of par value of US$0.001 each, of which 40,000,000 share are designated as Class A common shares of par value of US$0.001 each and 10,000,000 shares are designated as Class B common shares of par value of US$0.001 each. Each Class A common share is entitled to one vote and each Class B common share is entitled to five votes on all matters subject to vote at our shareholders’ meetings. After the reclassification and re-designation, 6,916,947 Class A common shares and 7,778,400 Class B common shares were issued and outstanding. Our former Chief Executive Officer, Mr. Anyuan Sun, beneficially owns all of the 7,778,400 Class B common shares. The Nasdaq marketplace effective date is March 12, 2018.

●	March 10, 2018, Hebron Technology entered into a share acquisition agreement with the sole shareholder of Xuzhou Weijia Bio-Tech Co., Ltd. (“Weijia Bio-Tech”) and Weijia Bio-Tech to acquire 49% of the equity in Weijia Bio-Tech. As consideration, we were obligated to issue 1,442,778 unregistered Class A common shares (based on an agreed value of $2.00 per share) to the individuals designated by the selling shareholder of Weijia Bio-Tech within 20 business days after signing the agreement. On April 17, 2018, the parties signed an addendum to extend 20 business days to 40 business days. Effective as of April 9, 2018, we issued 1,442,778 unregistered Class A common shares pursuant to the agreement. On or about April 11, 2018, we completed the acquisition of the 49% equity interest in Weijia Bio-Tech.

●	April 16, 2019, Hebron Technology entered into a securities purchase agreement with Wise Metro Development Co., Ltd. (“Wise Metro”), Zuoqiao Sun Zhang (“Sun Zhang”; and together with Wise, “Sellers”) and NiSun Cayman, pursuant to which NiSun Cayman would acquire 7,778,400 Class B Common Shares from the Sellers. Upon the consummation of the share purchase transaction in July 2019, all of the Class B common shares were automatically converted into Class A common shares.

●	July 12, 2019, Hebron Technology acquired all of the equity of NiSun BVI for a consideration of $7 million. NiSun BVI effectively controls Fintech through a series of variable interest agreements. At acquisition, Fintech was the parent company of Khorgos Fintech Network Technology Co., Ltd (“Khorgos”), Jilin Lingang Trade Co., Ltd (“Jilin”) and NiSun Family Office (Guangzhou) Co., Ltd (“Guangzhou”).

●	November 8, 2019, NiSun BVI entered into a cooperation agreement with Tai’an Keyuan Infrastructure Investment Construction Co., Ltd. (“Keyuan”) to form a joint venture entity, Shandong Taiding International Investment Co., Ltd (“Taiding”), of which NiSun BVI and Keyuan hold 80% and 20%, respectively, of the equity interest in Taiding. Taiding was formed on November 12, 2019.

●	December 15, 2019, Hebron Technology entered into a share exchange agreement with Hengpu and shareholders of Hengpu to acquire a controlling interest in Hengpu in exchange for issuance of 1,440,894 Class A Common Share of the Company to Hengpu’s shareholders. The Company, through its subsidiary NingChen, obtained an effective control of Hengpu upon the entry into a series of VIE agreements with Hengpu. At acquisition, Hengpu owned a 92% equity interest of Hangzhou Fengtai Technology Co., Ltd (“Fengtai”) and 100% equity interest of Dunhua Midtown Assets Management Registration Center Co., Ltd.

●	May 31, 2020, Hebron Technology acquired Nami Cayman, and its subsidiaries and consolidated affiliated entity (collectively, “Nami” or “Nami Subsidiary Group”) pursuant to a share purchase agreement. At acquisition, Nami Cayman owned all of the equity in Nami HK and Naqing, and Naqing controlled Nami Shanghai through a series of VIE agreements. Nami provides financial advisory and intermediary financing solutions services matching small- and mid-sized enterprises and high quality investors in China.

●	September 22, 2020, we changed our corporate name from “Hebron Technology Co., Ltd.” to “Nisun International Enterprise Development Group Co., Ltd” and in connection with the name change, the trading symbol of our Class A common shares on the Nasdaq Capital Market was changed to “NISN” from “HEBT,” effective on November 16, 2020. The new corporate name reflects our Company’s current core business and enables different service business to integrate various brands under one corporate identity.

●	November 30, 2020, to streamline our businesses, we disposed of Xibolun HK to Wise Metro, an entity controlled by our former Chairman and CEO, Mr. Anyuan Sun. The disposition of Xibolun HK (the “Disposition”) was consummated pursuant to a Call Option Agreement we entered on April 16, 2019 with Wise Metro under which Wise Metro was granted an option to purchase all of the equity of the Xibolun Group for a period beginning six months after the effective date of the Call Option Agreement and expiring two years and six months after the agreement effective date. Upon exercise, the purchase price to exercise the Call Option Agreement would be equal to the fair market value of the Xibolun Group at the time of exercise of the Call Option as determined by a qualified and experienced business appraisal firm appointed by us and Wise Metro. On June 14, 2019, our shareholders approved our entry into the Call Option Agreement. On May 11, 2020, Wise Metro exercised the Call Option to acquire the Xibolun Group. We completed the Disposition on November 30, 2020.

●	December 15, 2020, based on a preliminary agreement with the local government, the Company established a wholly owned subsidiary, Nisun (Shandong) Industry Development Co., Ltd (“Nisun Shandong”), in Tai’an, Shandong province. Nisun Shandong is a holding company for our PRC operating subsidiaries and is expected to be a key operations platform.

●	December 21, 2020, the Company announced that Fintech entered into a strategic collaboration agreement with Shanghai Petroleum and Natural Gas Exchange (“SHPGX”). SHPGX is a national-level energy trading platform for energy products approved by the Shanghai municipal government and operates under the direct guidance of the National Development and Reform Commission and the National Energy Administration. Under the agreement, Fintech and SHPGX agreed to join forces to expand technology support services to members of SHPGX’s trading platform through the provision of supply chain management and financial services, targeting upstream and downstream enterprises in the energy industry.

●	August through December 2020, Fintech formed a number of operating subsidiaries in different regions of China in response to the operational demands in our supply chain solutions services, including:

●	Fintech (Henan) Supply Chain Management Co., Ltd. (“Fintech Henan”), a wholly owned subsidiary of Fintech;

●	Fintech (Jiangsu) Supply Chain Management Co., Ltd. (“Fintech Jiangsu”), a wholly owned subsidiary;

●	Fanlunke Supply Chain Management (Shanghai) Co., Ltd. (“Fanlunke”), a wholly owned subsidiary;

●	Fintech Supply Chain Management (Ningbo) Co., Ltd, a wholly owned subsidiary;

●	Nanjing Nisun Gold Co., Ltd. (“Nisun Gold”), a wholly owned subsidiary;

●	Fintech Supply Chain Management (Shandong) Co., Ltd. (“Fintech Shandong”), a wholly owned subsidiary;

●	Jilin Province Lingang Hengda Supply Chain Management Co., Ltd. (“Lingang Hengda”), a wholly owned subsidiary of Jilin Province Lingang Supply Chain Management Co., Ltd, a wholly owned subsidiary of Fintech;

●	Shanxi Fintech Supply Chain Management Co., Ltd (“Fintech Shanxi”), a wholly owned subsidiary;

●	Inner Mongolia Fintech Supply Chain Management Co., Ltd (“Fintech Inner Mongolia”), a 70%-owned subsidiary.

●	December 29, 2021, Nisun HK formed Zhumadian NiSun Supply Chain Management Co., Ltd. (“Nisun ZMD”), a wholly owned PRC operating subsidiary;

●	July 30, 2021, Nisun HK formed NiSun Ocean (Qingdao) Supply Chain Investment Co., Ltd. (“Nisun Ocean”), a wholly owned PRC operating subsidiary;

●	May through October 2021, Fintech formed the following the operating subsidiaries:

●	Jiangxi Fintech Supply Chain Management Co., Ltd. (“Fintech Jiangxi”), a wholly owned subsidiary;

●	Fintech Supply Chain Management (Shanxi) Co., Ltd. (“Fintech SX”), a wholly owned subsidiary;

●	Liaogang NiSun (Yingkou) Supply Chain Management Co., Ltd.(“Liaogang Yingkou”), a 51%-owned subsidiary;

●	Liaogang NiSun (Shanghai) Supply Chain Management Co., Ltd.(“Liaogang SH”), a wholly owned subsidiary of Liaogang Yingkou; and

●	Fintech (Zibo) Supply Chain Management Co., Ltd.(“Fintech Zibo”), a wholly owned subsidiary.

●	In December 2021, the Company closed a firm commitment underwritten public offering of 19.25 million Class A common shares and pre-funded warrants to purchase Class A common shares, with gross proceeds to the Company of $77 million, before deducting underwriting discounts and commissions and other expenses. The pre-funded warrants were offered at the same $4.00 price per share as the common shares, less the $0.001 per share exercise price of each pre-funded warrant.

●	January 13, 2022, the Company adopted the Amended and Restated Memorandum and Articles of Association (the “Amended M&A”) to increase the number of Class A common shares the Company was authorized to issue. Pursuant to the Amended M&A, the Company is authorized to issue a maximum of 310,000,000 common shares divided into (i) 300,000,000 Class A common shares of par value of $0.001 each, and (ii) 10,000,000 Class B common shares of par value of $0.001 each.
●	January 2022, Fintech Henan acquired a 51% equity interest in Henan Youjiatian Agricultural Technology Co., Ltd (“Youjiatian”) from its sole shareholder, Guifeng Xu, for a cash consideration of RMB0.51 million (approximately $80,280).

B.	Business Overview

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

Contractual Arrangements with Our Consolidated Affiliated Entities and the Nominee Shareholders

We conduct our business through our PRC subsidiaries, three VIEs, Fintech, Hengpu and Nami, and VIE subsidiaries. Our relationships with the VIEs and their respective nominee shareholders are governed by a series of contractual arrangements, including:

Trademarks, Technologies & Management and Consulting Services Agreements (the “Consulting Services Agreement”)

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

Equity Interest Pledge Agreements

Pursuant to the Equity Interest Pledge Agreements, each shareholder of the VIEs agreed to pledge his equity interest in the VIEs to NingChen and Naqing, respectively, to secure nominal loans provided to the shareholders of VIEs for a loan term of 100 years. Each shareholder of VIEs agrees that the repayment of loan can only happen on loan maturity date or NingChen or Naqing agrees to collect the loan repayment. If VIEs or their shareholders breach their contractual obligations under these agreements, NingChen and Naqing, as pledgees, will have the right to dispose of the pledged equity interests and will have priority in receiving the proceeds from the auction or sale of the pledged equity interests. NingChen and Naqing are entitled to any dividends declared or paid in connection with the pledged equity interests during the term of this agreement. The VIEs and their shareholders have further agreed that they will not transfer or encumber the pledged equity interests without the prior written consent from NingChen or Naqing during the term of this agreement. The Equity Interest Pledge Agreement remains effective and no provision of this agreement may be amended, modified, supplemented discharged or terminated unless all parties consent thereto in writing.

Equity Interest Holders’ Voting Rights Proxy Agreements (the “Voting Rights Proxy Agreements”)

Under the Voting Rights Proxy Agreements, each shareholder of the VIEs irrevocably authorizes NingChen and Naqing, respectively, to exercise rights and powers as the shareholders of the VIEs, including but not limited to, convening and attending shareholders’ meetings, voting on all matters of the VIEs requiring shareholder approval and appointing directors and senior management members. The Voting Rights Proxy Agreement will remain in force unless otherwise terminated in writing by NingChen or Naqing or with the written consent of all parties.

Exclusive Right and Option to Purchase Agreements (the “Exclusive Call Option Agreements”)

Under the Exclusive Call Option Agreements, the VIEs and their shareholders have irrevocably granted NingChen and Naqing, respectively, an exclusive option to purchase, or authorize their designated persons to purchase all or part of each shareholder’s equity interests in VIEs. The purchase price shall be equal to the minimum price required by the relevant PRC laws. Without prior written consent of NingChen and Naqing, VIEs shall not to, among other things, amend their articles of association, sell or otherwise dispose of their assets or beneficial interests, enter into transactions which may adversely affect their assets, liabilities, business operations, equity interests and other legal interests, or merge with any other entities or make any investments, or distribute dividends. NingChen and Naqing have rights to transfer the rights and obligations pursuant to the Exclusive Call Option Agreements to any third party, which does not require any prior consent of VIEs and their shareholders. The Exclusive Call Option Agreements will remain effective until NingChen or Naqing terminates this agreement with 30 days advance notice.

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

Supply Chain Trading

Since the launch of our supply chain solutions business, we have connected with supply chain participants from different sectors through our supply chain platforms and developed high quality customers in various industries, especially in agriculture, coal, new energy technology, construction, e-commerce, retail, and food and vegetable industries.

As our supply chain solution business grew substantially in size, we launched supply chain trading business in 2021, further expanding our product offerings and leveraging our supply chain technology platforms and high-quality customers connections. Complementary to supply chain solutions services, which primarily are focused on the financing aspect of the supply chain business, we have begun to participate in the procurement and distribution process as a trading partner, purchasing and selling merchandise, such as chemicals, food and agricultural products, directly to customers through our supply chain platforms and system. Empowered by our AI technology, we have developed an intelligent matching system through which we connect the upstream suppliers and the downstream customers through our procurement services. After a customer posts their product purchase inquiries on our platform, we are able to screen and identify the products with the most suitable suppliers in our supplier database via our intelligent matching system. When a customer places an order, we purchase products from a pre-selected supplier as an independent vendor and arrange delivery from the supplier directly to the customer. In the supply chain trading operations, we have developed supply chain logistics, inventory and warehousing capacities and also bear a vendor’s risks associated with turnovers of inventories.

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

Activity Distribution of Revenues

The chart below is a breakdown of total revenues by activities for the years ended December 31, 2021, 2020 and 2019, respectively.

	Fiscal 2021	Fiscal 2020	Fiscal 2019
Revenue generated from service
SME Financing Solutions	54%	97%	100%
Supply Chain Solutions	3%	3%	-%
Other Financing Solutions	-%	-%	-%
Total revenue generated from service	57%	100%	100%
Revenue from supply chain trading	43%	-%	-%
Total revenue	100%	100%	100%

All the Company’s revenue were generated in the PRC.

Customer Concentration

For the year ended December 31, 2021, two customers accounted for 37% and 15% of our total revenue from the financial services business, and two customers accounted for 71% and 10% of our total revenue from supply chain trading business.

For the year ended December 31, 2020, three customers accounted for 31%, 21% and 12% of our total financial service revenue, respectively.

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

For the years ended December 31, 2021, 2020 and 2019, we spent $1,599,728, $817,770 and $155,216, respectively, on R&D. The R&D expenses in 2021 were primary used to maintain and develop our supply chain financing and other financing services APPs and platform. We anticipate that we will continue to focus our research and development efforts on developing new technology and improving existing products in the coming years.

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

Import and export agent; Provide online markets for buyers and sellers of goods and services

26438032	1/14/2019	1/13/2029	Hengpu	Electronic Notepad; Animation; Computer software (recorded); Computer program (downloadable software); Computer peripherals; Mobile phone; Portable media player Automatic Teller Machine (ATM); Interactive touch screen terminal; Downloadable mobile application software

26443894	9/7/2018	9/6/2028	Hengpu	Information transmission; Telephone service; Provide Internet chat rooms Provide online forums; Provide telecommunications connection services with global computer networks; Digital file transfer; Video on demand transmission; Email transmission; Provide database access service; Data streaming

26428917	10/28/2018	10/27/2028	Hengpu	Technical Studies; Information Technology Consulting Services; Cloud computing; Art identification; Intangible assets assessment; Urban planning; Energy audit; Computer Programming; Provide Internet Search Engine; Data Security Consulting

26434429	10/28/2018	10/27/2028	Hengpu	Online advertising on computer networks; Purchasing for others (purchasing goods or services for other companies); Provide online markets for buyers and sellers of goods and services; Marketing; Looking for sponsorship; Advertising; Retail or wholesale services of pharmaceutical, veterinary, hygienic preparations and medical supplies (-); Franchise business management; Import and export agent; Sell for others

26439293	10/28/2018	10/27/2028	Hengpu	Guarantee; Fiduciary management; Financial Information; Brokerage; Pawn; Insurance Broker; Finance lease; Coin valuation; Real estate agency; Raise Charity Fund

26443885	01/28/2019	01/27/2029	Hengpu	Interactive touch screen terminal; Computer program (downloadable software); Electronic Notepad; Mobile phone; Portable media player; Downloadable mobile application software; Computer software (recorded); Automatic Teller Machine (ATM); Animation; Computer peripherals

26428913	1/14/2019	1/13/2029	Hengpu	Coin valuation; Pawn; Fiduciary management; Finance lease; Real estate agency; Guarantee; Brokerage (3605) Financial Information (3602) Raise Charity Fund (3607)

20689649	9/14/2017	9/13/2027	Hengpu	Insurance Underwriting; Financial Services; Financial Management; Financial loans; Art valuation; Real estate management; Brokerage; Guarantee; Raise Charity Fund; Pawn

17764453	12/21/2016	12/20/2026	Hengpu	Quality assessment; Technical Project Research; Hosted computer station (website); Provide Internet Search Engine; Computer system remote monitoring; Create and maintain websites for others; Art identification; Intangible assets assessment; Intangible assets evaluation (-)

26008168	10/28/2018	10/27/2028	Fintech	Looking for sponsorship; Provide online markets for buyers and sellers of goods and services; Accounting; Provide business information through the website; Business intermediary services; Personnel management consulting; Advertising; Commercial enterprise relocation; Update and maintain data in computer databases; Sell for others; Franchise business management.

26008168	10/28/2018	10/27/2028	Fintech	Provide global computer network user access service; Telephone communication; TV broadcast; Communication equipment rental; Computer terminal communication; Satellite transmission; Provide database access service; Provide telecommunications connection services with global computer networks; Provide Internet chat rooms; Wireless broadcasting

26008168	10/28/2018	10/27/2028	Fintech	Internal communication device; Electronic monitoring device (-) Downloadable computer application software; Computer software (recorded); Computer program (downloadable software); Recorded computer program; Cash register; Remote control device; Electronic Publication (-); Electronic Notepad; Electronic Note (-); cashier(-); Electronic monitoring device (-) Remote control device (-)

26008168	10/28/2018	10/27/2028	Fintech	Credit card related investigations Financial loans; Art valuation; Real estate agency; Brokerage; Insurance Underwriting; Guarantee; Raise Charity Fund; Fiduciary management; Capital investment; Organize collections; Financial Information; Provide financial information through the website Insurance information; Pawn; Trust; Financial Management; Financial Consulting; Bank; Jewelry valuation

26008168	10/28/2018	10/27/2028	Fintech	Adoption Agent; Security and anti-theft alarm system monitoring; Open the safety lock Clothing rental; Computer Software License (Legal Service); Social companionship; Online social networking services; Lost and Found; Dating Service; Safe rental; Adoption agents; security and anti-theft alarm system monitoring; unlocking locks; clothing rental; computer software licensing (legal services); social companionship; online social networking services; lost and found; dating services; safe rental (-)

26008168	10/28/2018	10/27/2028	Fintech	Quality system certification; Convert tangible data or files into electronic media; Technical Studies; Computer system remote monitoring; Interior Design; Computer Software Design; Electronic data storage; Cosmetic Research; Industrial design; Intangible assets assessment

48343254	06/21/2019	06/20/2029	Nami	Insurance Broker; Insurance coverage; Life insurance underwriting; Insurance consultation; Insurance information; Rental of real estate; Real estate agency; Real estate brokerage; Real estate valuation; Real estate management

32919214	08/28/2019	8/27/2029	Nami	Business management consulting Commercial intermediary services Provide business information through website; Market intelligence service; Temporary business management; Appointment service (office affairs); Registration of written messages and data accounting; Draw up bill and account report marketing management; Appointment service (Office affairs)

48343254	04/14/2021	04/13/2031	Nami	Financial audit; Business administration assistance advertisement; Personnel management consulting; Business management consulting; Management service of business enterprise migration marketing management; Sell for others; Looking for sponsorship; Appointment service (office affairs)

We own the following copyrights:

Copyright Name	Reg. No.	Completion Date	Owner
Hengpu online RMB withdrawal system	2020SR1554067	11/09/2020	Hengpu

Hemp Online Mobile Investment System	2020SR1554106	11/09/2020	Hengpu

Hengpu online RMB recharge system	2020SR1554066	11/09/2020	Hengpu

Hengpu online authentication system	2020SR1554072	11/09/2020	Hengpu

Hengpu online entrusted trading system	2020SR1554073	11/09/2020	Hengpu

Hengpu Fund Information Display System	2020SR0774260	07/15/2020	Hengpu

Hemp Fund Mobile Redemption System	2020SR0776761	07/15/2020	Hengpu

Hengpu Fund Management System	2020SR0774255	07/15/2020	Hengpu

Hengpu Fund Trading System	2020SR0774266	07/15/2020	Hengpu

Hengpu Fund Mobile Requisition System	2020SR0769122	07/14/2020	Hengpu

Huijingshe CRM customer management system	2020SR0331868	04/14/2020	Fintech

Jetcom wallet background management system	2020SR0330745	04/14/2020	Fintech

Huijingshe Financial Management System	2020SR0332562	04/14/2020	Fintech

Huijingshe Financial Products Management Platform	2020SR0332553	04/14/2020	Fintech

Huijingshe sales channel cost accounting and operation management system	2020SR0332191	04/14/2020	Fintech

Huijingshe integrated financial management APP system	2020SR0332195	04/14/2020	Fintech

Equity trading system	2020SR0332587	04/14/2020	Fintech

Huijingshe website content management system	2020SR0331400	04/14/2020	Fintech

Huijing Fund Finance APP System	2020SR0332558	04/14/2020	Fintech

Huijingshe system monitoring alarm management platform	2020SR0331454	04/14/2020	Fintech

Employee loan system	2020SR0331462	04/14/2020	Fintech

Huijingshe distributed message management platform	2020SR0332591	04/14/2020	Fintech

Huijingshe Insurance APP System	2020SR0331872	04/14/2020	Fintech

Huijingshe risk control management system	2020SR0331518	04/14/2020	Fintech

Huijingshe Financial Leasing System	2020SR0330193	04/14/2020	Fintech

Jetcom wallet back-office management system	2020SR0332521	04/14/2020	Fintech

Huijingshe Big Data Reporting Platform	2020SR0332497	04/14/2020	Fintech

New three board data mobile display system	2019SR0914974	9/3/2019	Hengpu

Hengpu offline financial management system	2019SR0914982	9/3/2019	Hengpu

Application and display system of equity pledge financing	2019SR0915056	9/3/2019	Hengpu

Hengpu offline financing mobile investment system	2019SR0912121	9/2/2019	Hengpu

Hengpu offline financial investment system	2019SR0912070	9/2/2019	Hengpu

Hengpu Financial RMB Withdrawal System	2018SR498978	6/28/2018	Hengpu

Hengpu Financial Bank Depository Docking System	2018SR269474	4/20/2018	Hengpu

Hengpu Financial Mobile Investment System	2018SR265882	4/19/2018	Hengpu

Hengpu Financial Transaction Return System	2018SR265875	4/19/2018	Hengpu

Hengpu financial product search recommendation system	2018SR265870	4/19/2018	Hengpu

Hengpu Financial Identity Verification System	2018SR178293	3/19/2018	Hengpu

Hengpu financial investment marketing activity system	2018SR178208	3/19/2018	Hengpu

Hengpu Financial Virtual Account System	2018SR178316	3/19/2018	Hengpu

Hengpu Financial Commission Trading System	2018SR178319	3/18/2019	Hengpu

Hengpu Financial Personal Name Coin Recharge System	2018SR178295	3/19/2018	Hengpu

Huijingshe APP platform	2018SR241757	4/10/2018	Fintech

Our Employees

As of December 31, 2021, we employed total of 178 full-time employees in the following functions:

Department	December 31, 2021	December 31, 2020	December 31, 2019
Management and administration	50	120	28
Research and Development	10	10	33
Production and operation	67	111	50
Sales	51	571	31
Total	178	812	142

Note: The total number of our employees was significantly higher in 2020 than 2019 as a result of our acquisition of Nami Cayman and its subsidiaries and consolidated VIE, which had a large workforce. During 2021, Nami management decided to reduce the number of employees to reduce labor costs and hired third party contractors to perform certain job functions.

We had no part-time employees in 2021.

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

We are a British Virgin Islands company and thus, we are classified as a foreign enterprise under the PRC laws. On March 15, 2019, the NPC promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation, and failure to take timely and appropriate measures to cope with the regulatory-compliance challenges could result in material and adverse effect on us. For instance, though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment”, which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if so, how our contractual arrangements should be dealt with. In addition, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. In the worst-case scenario, we may be required to unwind our existing contractual arrangements and/or dispose of the relevant business operations, which could have a material and adverse effect on our current corporate structure, corporate governance, business, financial condition and results of operations.

Investments in the PRC by foreign investors and foreign-invested enterprises are regulated by the Catalogue of Industries in which Foreign Investment is Encouraged (2020 Edition), or the 2020 Catalog, and the Special Administrative Measures for Foreign Investment Access (Negative List 2021), or the 2021 Negative List. The establishment of wholly foreign-owned enterprises is generally allowed in industries not included in the Negative List. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other applicable Chinese regulations. Under the 2021 Negative List, foreign equity in companies providing value-added telecommunications services, excluding e-commerce, domestic multi-party communications, data collection and transmission services, and call centers, should not exceed 50%. Part of our business is subject to such 50% foreign invested equity cap.

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

Regulations on Foreign Investment in the Value-Added Telecommunications Industry

Foreign direct investment in telecommunications companies in China is governed by the Administrative Rules on Foreign-invested Telecommunications Enterprises, or the FITE Regulations, which was issued by the State Council on December 11, 2001 and last amended on February 6, 2016. The Decision of the State Council on Revising or Abolishing Certain Administrative Regulations, which was promulgated by the State Council on March 29, 2022 and will take effect from May 1, made certain significant changes to the 2016 FITE Regulations. Under the 2016 FITE Regulations, foreign investors are not allowed to hold more than 50% of the equity interests in a company providing value-added telecommunications services. In addition, a foreign investor who invests in a value-added telecommunications business in the PRC must possess prior experience in and a proven track record of operating value-added telecommunications businesses overseas (the “Qualification Requirements”), while the 2022 Decision repeals the Qualification Requirements. The restrictions of Qualification Requirements no longer apply to foreign investors, and foreign investors may be allowed to hold no more than 50% of the equity interests of a company providing value-added telecommunications services. However, as of the date of this report, no applicable PRC laws, regulations or rules have provided clear guidance or interpretation about the 2022 Decision. It remains extremely uncertain as to the interpretation and enforcement of the 2022 Decision in practice and relevant regulations by government authorities.

However, under the Circular on Loosening the Restriction on Foreign Shareholdings in Online Data Processing and Transaction Processing Business (for E-commerce), or Circular 196, issued by MIIT on June 19, 2015, foreign investors may hold up to 100% of all equity interest in an online data processing and transaction processing business operating e-commerce in China, while other requirements provided by the FITE Regulations shall still apply. Apart from e-commerce, the 2021 Negative List also provides that foreign investors may hold 100% equity interest in domestic multi-party communications, data collection and transmission services and call centers. Pursuant to the Special Administrative Measures for Foreign Investment Access (Negative List 2021), foreign investors are not allowed to hold more than 50% of the equity interests of any company providing value-added telecommunications services, including ICP services, with the exception of e-commerce, domestic multi-party communications, storage- forwarding, and call centers businesses. The MIIT’s Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, issued on July 13, 2006, requires foreign investors to set up foreign-invested enterprises and obtain a license for value-added telecommunications services. It prohibits domestic companies holding value-added telecommunications services licenses from leasing, transferring or selling their licenses in any form, or providing any resource, sites or facilities, to any foreign investors intending to conduct this type of businesses in China.

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

On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law which took effect in September 1, 2021. The Data Security Law provides for data security and privacy obligations of entities and individuals carrying out data activities, prohibits entities and individuals in China from providing any foreign judicial or law enforcement authority with any data stored in China without approval from the competent PRC authority, and sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification order, warning, fines of up to RMB10 million, suspension of relevant business, and revocation of business permits or licenses.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which took effective on the same day. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection.

On July 10, 2021, the Cyberspace Administration of China issued the Measures for Cybersecurity Review which took effect on February 15 2022. It proposes to authorize the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, including listings in foreign countries by companies that possess personal data of more than one million users. The PRC National Security Law covers various types of national security, including technology security and information security.

On December 24, 2021, the CSRC issued Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Administration Provisions”), and the Provisions of the State Council on the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Measures”). The Administration Provisions and Measures for overseas listings lay out specific requirements for filing documents and include unified regulation management, strengthening regulatory coordination, and cross-border regulatory cooperation. Domestic companies seeking to list abroad must carry out relevant security screening procedures if their businesses involve such supervision. Companies endangering national security are among those off-limits for overseas listings. According to Relevant Officials of the CSRC Answered Reporter Questions (“CSRC Answers”), after the Administration Provisions and Measures are implemented upon completion of public consultation and due legislative procedures, the CSRC will formulate and issue guidance for filing procedures to further specify the details of filing administration and ensure that market entities could refer to clear guidelines for filing, which means it will still take time to put the Administration Provisions and Measures into effect. However, according to CSRC Answers, only new initial public offerings and refinancing by existent overseas listed Chinese companies will be required to go through the filing process; other existent overseas listed companies will be allowed sufficient transition period to complete their filing procedure. The Company may be required to obtain approval of and filling with the CSRC or other PRC government authorities for its future refinancing. However, it is uncertain when the Administration Provision and the Measures will take effect or if they will take effect as currently drafted. Currently, the period for public comment on these draft regulations has ended and their provisions and anticipated adoption or effective date are subject to changes and thus their interpretation and implementation remain substantially uncertain.

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

On August 20, 2021, the Standing Committee of the National People’s Congress adopted the Personal Information Security Law, which took effect on November 1, 2021. The Personal Information Protection Law includes the basic rules for personal information processing, the rules for cross-border provision of personal information, the rights of individuals in personal information processing activities, the obligations of personal information processors, and the legal responsibilities for illegal collection, processing, and use of personal information.

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

Regulation on Dividend Distributions

The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include:

●	Corporate Law (1993), as last amended with immediate effect on October 26, 2018

●	The Foreign Investment Law promulgated on March 15, 2019 that became effect on January 1, 2020;

●	The Implementation Regulations for the Foreign Investment Law that was promulgated on December 12, 2019 and became effect on January 1, 2020; and

●	The Enterprise Income Tax Law (2007) which was amended on December 29, 2018 and its Implementation Regulations (2007) which was amended on April 23, 2019.

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

M&A Rules and Regulation on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, MOFCOM, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, CSRC and SAFE, jointly adopted the Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006, which was amended in June 2009. The M&A Rules purport, among other things, to require that offshore SPVs that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interests held by such PRC companies or individuals, obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.

While the application of the M&A Rules remains unclear, our PRC legal counsel advised us that, based on their understanding of the current PRC laws and regulations as well as the notice announced on September 21, 2006:

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

Regulations on Trademarks

Trademarks are protected by the PRC Trademark Law adopted in 1982, as last amended in 2019 amended, as well as the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and amended in 2014. The Trademark Office under the SAIC handles trademark registrations. Trademarks can be registered for a term of ten years and can be extended for another ten years if requested upon expiration of the first or any renewed ten-year term. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration application has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same type of or similar commodities or services, the application for such trademark registration may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such other party’s use. Trademark license agreements must be filed with the Trademark Office or its regional offices. We are currently using at no expense two trademarks registered in China and owned by Mr. Anyuan Sun. Meanwhile, we have successfully applied on our own name two trademarks in 2015, for both of which we have obtained the certificate issued by the authority (SAIC).

Regulations on Copyright and Software Products

Under the Copyright Law of the PRC issued by the NPC Standing Committee on September 7, 1990, which has been replaced by its latest amendment on June 1 2020 and became effective on June 1, 2021, works of Chinese citizens, legal persons or other organizations, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Similarly, under the Computer Software Protection Regulations issued by the State Council on June 4, 1991, last amended on January 30, 2013 and effective on March 1, 2013, Chinese citizens, legal persons and other organizations shall enjoy copyright on the software they develop, regardless of whether the software has been released publicly. Software copyright commences from the date on which the development of the software is completed. A software copyright owner may register with the software registration institution recognized by the copyright administration department of the State Council of the PRC. A registration certificate issued by the software registration institution is a preliminary proof of the registered items. The protection period for software copyright of a legal person or other organizations shall be fifty years, concluding on December 31 of the fiftieth year after the software’s initial release. In order to further implement the Computer Software Protection Regulations, the National Copyright Administration issued the Measures for the Registrations of Computer Software Copyright effective on February 20, 2002, which provides procedures for software copyright registration, license contract registration and transfer contract registration. The Copyright Protection Center of the PRC is mandated as the software registration institution under the regulations.

Employment Laws

In accordance with the PRC National Labor Law, which became effective in January 1995 and last amended on December 29, 2018, and the PRC Labor Contract Law, which became effective in January 2008, as amended subsequently in 2012, employers must execute written labor contracts with full-time employees in order to establish an employment relationship. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, employers in China are obliged to pay contributions to the social insurance plan and the housing fund plan for employees.

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

Corporate Structure

The following chart illustrates our Company’s organizational structure, including our subsidiaries and consolidated affiliated entities as of the date of this annual report:

NiSun International Enterprise Development Group Co., Ltd
100%
100%
NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd.
Nami Holding (Cayman) Co., Ltd.
100%
100%
NiSun International Enterprise Management Group (Hong Kong) Co., Limited
Nami Holding (Hong Kong) Co., Ltd.
Offshore PRC
Onshore PRC
100%
100%
100%
NiSun Ocean (Qingdao) Supply Chain Investment Co., Ltd.
NiSun (Shandong) Industry Development Co., Ltd.
Zhumadian NiSun Supply Chain Management Co., Ltd.
100%
100%
NingChen (Shanghai) Enterprise Management Co., Ltd.
Shanghai Naqing Enterprise Management Co., Ltd.
80%
Shandong Taiding International Investment Co., Ltd.
VIE
100%
Fintech (Shanghai) Digital Technology Co., Ltd.
VIE
100%
Beijing Hengtai Puhui Information Service Co., Ltd.
100%
Hangzhou Fengtai Supply Chain Management Co., Ltd.
VIE
100%
Shanghai Nami Financial Consulting Co., Ltd.
100%
Fintech Supply Chain Management (Shandong) Co., Ltd.
51%
Liaogang NiSun (Yingkou) Supply Chain Management Co., Ltd.
100%
Fanlunke Supply Chain Management (Shanghai) Co., Ltd.
100%
Jilin Province Lingang Supply Chain Management Co., Ltd.
100%
Nanjing NiSun Gold Co., Ltd.
100%
Fintech (Henan) Supply Chain Management Co., Ltd.
70%
Inner Mongolia Fintech Supply Chain Management Co., Ltd.
100%
Khorgos Fintech Network Technology Co., Ltd.
100%
Shaanxi Fintech Supply Chain Management Co., Ltd.
100%
Fintech Supply Chain Management (Shanxi) Co., Ltd.
100%
Fintech Supply Chain Management (Ningbo) Co., Ltd.
100%
Jiangxi Fintech Supply Chain Management Co., Ltd.
100%
Fintech Supply Chain Management (Jiangsu) Co., Ltd.
100%
Liaogang NiSun (Shanghai) Supply Chain Management Co., Ltd.
100%
Jilin Province Lingang Hengda Supply Chain Management Co., Ltd.
100%
Fintech (Zibo) Supply Chain Management Co., Ltd.
Equity Investment
Contractual Arrangement

D.	Property, plant and equipment

Description of Property

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes. Following is a list of our properties, all of which we currently lease:

Property	Rental Term	Space	Ground Floor Area
99 Damba Road, Putuo District, Shanghai	May 20, 2019 – October 19, 2023		354	m2
Gubei SOHO, 188 HongBaoShi Road, Changning District, Shanghai	October 01, 2019 – July 31, 2022		1000	m2
Unit 605, 6 / F, block B, 33 Financial Street, Xicheng District, Beijing	January 01, 2020 – December 31, 2020		278	m2

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

Overview

Nisun International Enterprise Development Group Co., Ltd (“Nisun International” or the “Company”), formerly known as Hebron Technology Co., Ltd., was established under the laws of the British Virgin Islands (“BVI”) as a company limited by shares on May 29, 2012. On September 22, 2020, the Company changed its name from “Hebron Technology Co., Ltd.” to “Nisun International Enterprise Development Group Co., Ltd.” The Company is a holding company and conducts its business mainly through its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs in the People’s Republic of China (the “PRC”).

We are a technology-driven, integrated supply chain solutions and financial solutions services provider focused on transforming China’s corporate finance industry. We provide supply chain solutions services to corporate enterprises and finance institutions in technology supply chain management and digital technology transformation. Leveraging our fintech expertise and industry experience, we provide supply chain solutions to both PRC and non-PRC enterprises. Further, we offer a wide range of technology-driven customized financing solutions to small and medium-sized enterprises (SMEs) in China to improve SMEs’ access to capital. Our comprehensive solutions enable SMEs to acquire financing in a convenient, efficient and customized manner to facilitate healthy enterprise development. We also provide direct banking solutions to small- and medium-sized commercial banks and other financial institutions in their distribution and management of direct banking and other financial products. Built on our proprietary financial technology, our fintech platforms offer specialized asset allocation and financial planning services to institutional and individual investors.

Prior to November 30, 2020, our business also included equipment and engineering services focused on the development and manufacture of valves, pipe fittings fluid equipment primarily used in the pharmaceutical, biological, food and beverage industries in the PRC. The equipment and engineering services were conducted by Hong Kong Xibolun Technology Limited (“HK Xibolun”) and its subsidiaries in the PRC, Wenzhou Xibolun Fluid Equipment Co., Limited and Zhejiang Xibolun Automation Project Technology Co., Ltd. (collectively, the “Xibolun Group”).

On November 30, 2020, to streamline our businesses, we transferred all of our equity interests in HK Xibolun to Wise Metro Development Co., Ltd. (“Wise Metro”), an entity controlled by our former Chief Executive Officer and former Chairman of the Board of Directors, Mr. Anyuan Sun, pursuant to a call option agreement we entered into with Wise Metro on April 16, 2019. Through the disposition of our equity in HK Xibolun, we divested our interests in the Xibolun Group and discontinued our legacy manufacturing and engineering business.

Our current business is comprised of three main services areas, including SME financing solutions, supply chain solutions and other financing solutions, and supply chain trading business. We provide technology-driven customized comprehensive financing solutions to SMEs to improve SMEs’ access to capital and financings. Leveraging our closed-loop fintech ecosystem, we help SMEs channel working capital and liquidity resources by connecting SMEs to the investors and solving risk control issues in the financing process.

We launched our technology-driven integrated supply chain solutions business in January 2020. Fintech provides multi-level supply chain solutions to core enterprises and SMEs by focusing on industry and finance integration and industry segmentation. Our supply chain solutions services currently primarily target the agriculture, infrastructure, maritime logistics, energy and plastics products markets. With a focus on finance and industry linkage, we serve the upstream and downstream enterprises and transactions of the supply chain industry while facilitating supply-side sub-sector reforms. We aim to build supply chain platforms that link commercial banks, securities firms, trusts, investment funds, insurance companies and state-owned enterprises through the continued introduction of big data, artificial intelligence, Internet of Things, blockchain and other cutting-edge technologies into the supply chain industry.

As our supply chain solution business grew substantially in size, we launched supply chain trading business and expand our product offerings, leverage supply chain technology platform and high-quality customers connections. Complementary to supply chain solution, we also sell products such as chemicals and vegetables directly to customers through our intelligent matching system.

Fintech also provides direct banking solutions to small and medium-sized commercial banks and other financial institutions in their distribution and management of direct banking and other financial products. Our Fintech platform offers specialized asset allocation and financial planning services to institutional and individual investors. It optimizes risk controls and asset management procedures to meet the investors’ financial planning needs and minimize their investment risks.

Impact of COVID-19 Pandemic

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. COVID-19 has spread rapidly to many parts of the PRC and other parts of the world in the first quarter of 2020, which has caused significant volatility in the PRC and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the PRC and international economies. After the Spring of 2020, the COVID outbreak in China has gradually been controlled and we returned to normal operations. The COVID-19 pandemic did not have a material negative impact on the Company’s financial services and supply chain solution business for the year ended December 31, 2021. In March 2022, due to the spread of new variants and subvariants of COVID-19 in Shanghai and several other cities in China, which appeared to have spread faster than the original COVID-19 variant, local governments of the impacted cities have imposed strict movement restrictions. In mid-March 2022, Shanghai authorities issued strict lockdown and shutdown orders in response to the pandemic. As a result, the employees of our PRC operating entities located in Shanghai started to work from home. As our Shanghai employees were prepared for remote working in advance, our Shanghai entities have been able to continue to provide services to our customers remotely with minimum interruptions. Management of the Company does not believe the lockdown restrictions in Shanghai will have a material adverse impact on the Company’s overall business, operating results and financial condition.

However, the pandemic could adversely affect our business and financial results in 2022 if the virus’s resurgence causes significant disruptions to our operations or the business of our supply chain customers, logistics and service providers, and has a negative impact to the pricing of our products. We cannot predict the severity and duration of the impact from such resurgence. If any new outbreak is not effectively and timely controlled, or if government responses to outbreaks are long lasting, it could result in the slowdown in regional economic growth and weakened liquidity and financial condition of our customers, among other things. Any of these factors and other factors beyond our control could have an adverse effect on the overall business environment, cause uncertainties in the economic growth of the regions where we conduct business, and could materially and adversely impact our business, financial condition, and results of operations.

Financial Results for fiscal year 2021 and 2020

The following table presents an overview of our results of operations for fiscal years 2021 and 2020:

	Year ended December 31,		Changes
	2021	2020	($)	(%)
Revenue	$160,199,711	$42,190,191	118,009,520	280%
Cost of revenue	106,151,567	19,973,656	86,177,911	432%
Gross profit	54,048,144	22,216,535	31,831,609	143%
Selling, general and administrative expenses	15,859,234	12,188,316	3,670,918	30%
Income from operations	38,188,910	10,028,219	28,160,691	281%
Other income (expense), net	2,587,113	829,451	1,757,662	212%
Income before income taxes	40,776,023	10,857,670	29,918,353	276%
Income taxes expense	10,269,501	941,064	9,328,437	991%
Net income from continuing operations	30,506,522	9,916,606	20,589,916	208%
(Loss) income from discontinued operations, net of tax	-	(22,971,016)	22,971,016	100%
Net income (loss)	30,506,522	(13,054,410)	43,560,932	334%
Less: net income attributed to non-controlling interest	126,161	37,380	88,781	238%
Net income (loss) attributed to the shareholders	30,380,361	(13,091,790)	43,472,151	332%
Foreign currency translation income	2,039,011	5,507,420	(3,468,409)	(63)%
Comprehensive (loss) income	$32,419,372	$(7,584,370)	40,003,742	527%

The following table presents an overview of our results of operations for fiscal years 2020 and 2019:

	Year ended December 31,		Changes
	2020	2019	($)	(%)
Revenue	$42,190,191	$2,525,524	39,664,667	1571%
Cost of revenue	19,973,656	19,492	19,954,164	102371%
Gross profit	22,216,535	2,506,032	19,710,503	787%
Selling, general and administrative expenses	12,188,316	1,331,467	10,856,849	815%
Income from operations	10,028,219	1,174,565	8,853,654	754%
Other income (expense), net	829,451	1,371	828,080	60400%
Income before income taxes	10,857,670	1,175,936	9,681,734	824%
Income taxes expense (benefit)	941,064	(55,731)	996,795	1,789%
Net income from continuing operations	9,916,606	1,231,667	8,684,939	705%
(Loss) income from discontinued operations, net of tax	(22,971,016)	1,508,323	(24,479,339)	(1623)%
Net (loss) income	(13,054,410)	2,739,990	(15,794,400)	(575)%
Less: net income attributed to non-controlling interest	37,380	-	37,380	100%
Net (loss) income attributed to the shareholders	(13,091,790)	2,739,990	(15,831,780)	(578)%
Foreign currency translation income (loss)	5,507,420	(561,091)	6,068,511	(1082)%
Comprehensive (loss) income	$(7,584,370)	$2,178,899	(9,763,269)	(448)%

Revenues

The following table presents a breakdown of our revenue from continuing operations for fiscal years 2021 and 2020.

	Year ended December 31,				Changes	Changes
	2021	%	2020	%	($)	(%)
Revenue from financial service:
SME financing solutions	$87,133,963	54%	$40,779,794	97%	46,354,169	114%
Supply chain financing solutions	4,930,289	3%	1,369,859	3%	3,560,430	260%
Other financing solutions	3,222	0%	40,538	0%	(37,316)	(92)%
Total revenue from financial service	$92,067,474	57%	$42,190,191	100%	49,877,283	118%
Revenue from supply chain trading	68,132,237	43%	-	-%	68,132,237	100%
Total revenue	160,199,711	100%	42,190,191	100%	118,009,520	280%

The following table presents a breakdown of our revenue from continuing operations for fiscal years 2020 and 2019.

	Year ended December 31,				Changes	Changes
	2020	%	2019	%	($)	(%)
SME financing solutions	$40,779,794	97%	$2,522,143	100%	38,257,651	1517%
Supply chain financing solutions	1,369,859	3%	-	-%	1,369,859	100%
Other financing solutions	40,538	0%	3,381	-%	37,157	1099%
Total revenue	$42,190,191	100%	$2,525,524	100%	39,664,667	1571%

Total revenue for the year ended December 31, 2021, was $160.2 million, representing an increase of $118.0 million or 280%, from $42.2 million for the year ended December 31, 2020, with increases in both revenue from financial service and revenue from sales. The increase in our total revenues was primarily due to our ability to expand our business, achieve higher quality customers, and achieve a higher customer retention.

The Company provides a set of financing solutions to SMEs, including design, issuance, distribution, and management of financial products. For the year ended December 31, 2021, the revenue from SME financing solution services increased by $46.4 million, or 114%, from $40.8 million for the year ended December 31, 2020, to $87.1 million in the comparable period in 2021 as a result of the increased demand from SME customers to seek alternative financing solutions to bank financing.

The Company commenced its supply chain solution business in January 2020. With a focus on finance and industry linkages, the Company aims to serve the upstream and downstream of the supply chain industry while facilitating supply-side sub-sector reform. Revenue generated from supply chain solutions includes financing and management services to downstream venders. During the year ended December 31, 2021, revenue from the supply chain solutions was $4.9 million, increased by $3.6 million, or 260%, from $1.4 million for the year ended December 31, 2020, primarily due to the Company’s expansion of its supply chain solution business in various industries such as the energy industry and retail industry.

The Company launched supply chain trading business in July 2021 after generating high-quality customers and resources through its supply chain financing solution business. For fiscal year 2021, revenue from supply chain trading business was $68.1 million. We expect our revenue from sales related to supply chain solution business will continue to grow.

Cost of Revenue

The following table presents a breakdown of our cost of revenue for fiscal years 2021 and 2020:

	Year ended December 31,				Changes	Changes
	2021	%	2020	%	($)	(%)
Cost of revenue - service
SME financing solutions	$36,744,546	35%	$19,249,545	96%	17,495,001	91%
Supply chain financing solutions	1,548,698	1%	724,111	4%	824,587	114%
Other financing solutions	-		-	-	-	-
Total cost of revenue - service	38,293,244	36%	19,973,656	100%	18,319,588	92%
Cost of revenue – supply chain trading	67,858,323	64%	-	-%	67,858,323	100%
Total cost of revenue	$106,151,567	100%	$19,973,656	100%	86,177,911	432%

The following table presents a breakdown of our cost of revenue for fiscal years 2020 and 2019:

	Year ended December 31,				Changes	Changes
	2020	%	2019	%	($)	(%)
Cost of revenue - service
SME financing solutions	$19,249,545	96%	$19,492	100%	19,230,053	*
Supply chain financing solutions	724,111	4%	-	-%	724,111	100%
Other financing solutions	-	-%	-	-%	-	-%
Total cost of revenue	$19,973,656	100%	$19,492	100%	19,954,164	*

*	Not meaningful

Cost of revenue from service is primarily comprised of cost of sales, direct operational costs, direct costs associated with staff who design and manage the SME financing solutions, supply chain solutions and other financing solutions business and sales related taxes, office rent and expenses.

For the year ended December 31, 2021, cost of revenue was $106.2 million, increased by $86.2 million, or 432%, from $20.0 million for the year ended December 31, 2021.

For the year ended December 31, 2021, cost of revenue related to SME financing service was $36.7 million, increased by $17.5 million, or 92%, from $19.2 million for the year ended December 31, 2021, primarily attributable to the increased revenue and more operational cost and staff cost.

For the year ended December 31, 2021, cost of revenue related to supply chain financing solution service was $1.5 million, increased by $0.8 million, or 114%, from $0.7 million for the year ended December 31, 2021, primarily attributable to the increased revenue and more operational cost.

The Company launched trading business in July 2021 after generating high-quality customers and resources through its supply chain financing solution business. For the year ended December 31, 2021, the cost of revenue related to sales was $67.9 million.

Gross Profit

For the years ended December 31, 2021 and 2020, gross profit from continuing operations was $54.0 million and $22.2 million, respectively, representing an increase of approximately $31.8 million or 143%. The increase was primarily due to the fact that the Company commenced its financial services business in July 2019 and has experienced a significant increase in demand from SME enterprises in the PRC to seek for standardized financing solutions alternative to bank financing.

Operating Expenses

The following table presents a breakdown of operating expenses for fiscal years 2021 and 2020:

	Year ended December 31,				Changes	Changes
	2021	%	2020	%	($)	(%)
Selling expenses	$2,323,403	15%	$3,181,810	26%	(858,407)	(27)%
General and administrative expenses	11,936,103	75%	8,188,736	67%	3,747,367	46%
Research and development expenses	1,599,728	10%	817,770	7%	781,958	96%
Total operating expenses	$15,859,234	100%	$12,188,316	100%	3,670,918	30%

The following table presents a breakdown of operating expenses for fiscal years 2020 and 2019:

	Year ended December 31,				Changes	Changes
	2020	%	2019	%	($)	(%)
Selling expenses	$3,181,810	67%	$93,620	7%	3,088,190	3299%
General and administrative expenses	8,188,736	26%	1,082,631	81%	7,106,105	656%
Research and development expenses	817,770	7%	155,216	12%	662,554	427%
Total operating expenses	$12,188,316	100%	$1,331,467	100%	10,856,849	815%

Operating expenses are comprised of advertising and marketing costs, administrative compensation, office rent and expenses, R&D expenses, and professional fees. Total operating expenses were $15.9 million for fiscal year 2021, increased by $3.7 million, or 30%, from $12.2 million in the same period of the prior year.

For fiscal year 2021, the Company incurred selling expenses of approximately $2.3 million, as compared to approximately $3.2 million for fiscal year 2020, a decrease of approximately $0.9 million. The decrease in expenses was mainly a result of the Company’s efforts in cutting marketing costs. In fiscal year 2020, the newly acquired entity, Nami, incurred advertising and marketing expenses of $2.6 million to promote its business.

For fiscal year 2021, the Company incurred general and administrative expenses of approximately $11.9 million, as compared to approximately $8.2 million for fiscal year 2010, representing an increase of approximately $3.7 million or 46%. The increase in general and administrative expenses was mainly because (i) more labor and managerial expenses incurred in fiscal 2021 mainly as a result of the Company’s expansion in its supply chain business in 2021, (ii) the Company spent approximately $2.5 million more in professional fees for financing activities and public company compliance.

For fiscal year 2021, our research and development (R&D) expenses were $1.6 million, representing an increase of $0.8 million, compared to $0.8 million in R&D expenses in fiscal 2020. The increased R&D expenses were primarily used to enhance and develop the functionalities of the Company’s supply chain solution and other financing service Apps and platform.

Other income (expense), net

Other income (expense), net, is used to record our non-operating income and expenses, interest income and expenses, investment income and other income and expenses.

For fiscal year 2021, the Company had a net other income of 2.6 million, representing an increase of 1.8 million, compared to 0.8 million for fiscal year 2020. The increase was due to an increase in investment income from the short-term investments and investment in limited partnership.

Income tax expense (benefit)

For fiscal year 2021 and 2020, Fintech was recognized as a High-Technology (“High-Tech”) Company by the Chinese government and subject to a reduced income tax rate of 15%, a reduction from the normal unified rate of 25%. The High-Tech certificate is valid for three years starting from November 2020 and subject to renewal. In fiscal year 2020, Hengpu was recognized as a High-Tech Company and is subject to a reduced income tax rate of 15%. In accordance with the implementation rules of the Income Tax Law of the PRC, for the enterprises newly established in the Horgos Development Zone within the scope of “Catalogue of EIT Incentives for Industries Specially Encouraged for Development by Poverty Areas of Xinjiang”, the enterprise income from income tax shall be exempt for five years beginning from the first year in which the manufacturing or business operational revenue is earned. Khorgos is established in the Horgos Development Zone and its income is eligible to be exempt for five years starting from 2019. For the year ended December 31, 2021, Jilin Lingang, Jilin Lingang Hengda, Liaogang Nisun (Shanghai), Fintech Zibo, Fintech Inner Mongolia, Fintech Shanxi, Fintech SX, Fintech Ningbo, Fintech Shandong, Nisun Gold, and Fintech Jiangxi are subject to a favorable income tax rate of 2.5% due to being small-scale taxpayers. The remaining subsidiaries, VIEs and VIEs’ subsidiaries from the financial services business are subject to corporate income tax at the PRC unified rate of 25%.

For fiscal year 2021, income tax expense was $10.3 million, as compared to $1.0 million of income tax expenses for fiscal year 2020, which was mainly because the Company realized an income before taxes of approximately $41.1 million in fiscal year 2021, compared with an income before tax of approximately $10.9 million in fiscal year 2020. The effective tax rate in fiscal 2021 was approximately 25.0%, compared to the effective tax rate of approximately 8.7%   for fiscal year 2020.

Net income (loss)

For fiscal year 2021, the Company incurred a net income of $30.5 million, as compared to a net loss of approximately $13.1 million for fiscal year 2020, representing an increase of 43.6 million. The increase primarily due to the significant increase in revenue from financial service business and disposal of the equipment and engineering business in fiscal year 2020.

For fiscal year 2021, the Company had a net income from continuing operations of $30.5 million, representing an increase of $20.6 million or 208%, compared to the net income of $9.9 million for fiscal year 2020. The increase in net income was mainly due to the significant increase in revenue and related gross profit from financing services.

For fiscal year 2020, due to the COVID-19 outbreak, the Company’s customers and suppliers in the equipment and engineering businesses experienced financial distress, delayed or defaulted on their payments, reduced the scale of their business, and suffered disruptions in their business, which in turn had caused an adverse impact on the Company’s equipment and engineering business. As a result, the Company had a net loss of $23.0 million, which was mainly due to an impairment loss of $9.9 million on the equipment and engineering business’s assets. The Company disposed the equipment and engineering business on November 30, 2020. Since the equipment and engineering business is considered as discontinued operations, the results of operations related to the discontinued operations, including comparatives, were reported as income (loss) from discontinued operations.

Net income (loss) per share

For fiscal year 2021, the net income per share was $1.41, compared to a net loss per share of $0.71 for fiscal year 2020. The net income per share from continuing operation was $1.41 for fiscal year 2021, compared to $0.53 for fiscal year 2020, representing the increase of approximately $0.89 per share.

Liquidity and Capital Resources

As of December 31, 2021, the Company had cash, cash equivalents and restricted cash of $91.6 million, compared to $22.2 million as of December 31, 2020. This increase was primarily attributable to $23.9 million from operating activities, $70.5 million from financing activities, against $25.3 million used in investing activities.

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

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, an enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount of such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. As of December 31, 2021, and December 31, 2020, the statutory reserve balance for the Company’s entities established in the PRC was $6,942,111 (RMB 30,241,027) and $2,190,847 (RMB 15,126,025), respectively. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Under PRC law, RMB is currently convertible into U.S. Dollars under a company’s “current account,” which includes dividends, trade and service-related foreign exchange transactions, without prior approval of the State Administration of Foreign Exchange (SAFE), but is not from a company’s “capital account,” which includes foreign direct investments and loans, without the prior approval of the SAFE.

We have not declared or paid any cash dividends to our shareholders. We did not pay any dividends out of our retained earnings for the years ended December 31, 2021 and 2020. Our Board of Directors may declare dividends in the future after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time. Any declaration and payment, as well as the amount of dividends will be subject to our Memorandum and Articles of Association, as amended, and applicable PRC, BVI and U.S. securities laws and regulations

The following table provides summary information about our net cash flows for financial statement periods presented in this report:

	For the Years Ended December 31,
	2021	2020	2019
Net cash provided by operating activities from continuing operations	$23,857,102	$2,250,373	$598,709
Net cash provided by (used in) operating activities from discontinued operations	-	436,389	(263,476)
Net cash (used in) investing activities from continuing operations	(25,250,787)	(4,712,912)	(1,806,054)
Net cash (used in) investing activities from discontinued operations	-	(6,713)	(157,440)
Net cash provided by financing activities from continuing operations	70,527,541	19,147,918	4,149,141
Net cash (used in) financing activities from discontinued operations	-	(788,599)	(996,355)
Effect of exchange rate change in cash, cash equivalents and restricted cash	294,928	2,806,981	(184,449)
Net change in cash, cash equivalents and restricted cash	69,428,784	19,133,437	1,340,076
Net change in cash, cash equivalents and restricted cash from discontinued operations	-	(283,314)	(1,440,823)
Net change in cash, cash equivalents and restricted cash from continuing operations	$69,428,784	$19,416,751	$2,780,899

Operating Activities

Net cash provided by operating activities for fiscal 2021 was approximately $23.9 million, which was primarily attributable to a net income of approximately $30.5 million, adjusted for non-cash items of approximately $2.7 million and adjustments for changes in working capital of approximately negative $9.4 million. The adjustments for changes in working capital mainly included (i) an increase $13.3 million in account receivable related to supply chain trading business launched in fiscal year 2021, (ii) an increase $48.2 million in other receivable related to supply chain solutions business due to the significant increase of supply chain solution business, (iii) an increase of 9.2 million in advanced to suppliers (iv) an increase in account payable of $33.6 million, (v) an increase in other payable related to supply chain business of $25.6 million, and (vi) an increase in tax payable of $5.6 million due to higher earnings.

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

Investing Activities

Net cash used in investing activities was $25.3 million for fiscal year 2021, primarily attributable to (i) $39.5 million of investment in debt securities and structured deposits, (ii) the $7.0 million cash paid in connection with the Company’s acquisition of Nami, (iii) the $15.0 million cash received on disposal of discontinued operations, (iv) cash received from sale of debt securities and structured deposits, and (v) $1.6 million of repayment from loans to third parties.

Net cash used in investing activities was $4.7 million for fiscal year 2020, primarily attributable to (i) the $5.0 million in cash acquired in connection with the Company’s acquisition of Nami, (ii) $15.6 million of investment in debt securities, (iii) $3.1 million of investment in short-term investment, and (iv) $11.0 million of repayment of loans to third parties less $1.8 million in new loans to third parties

Financing activities

Net cash provided by financing activities was $70.5 million for fiscal year 2021, primarily attributable to (i) the net proceeds of $70.8 million from $77 million public offering of common shares and pre-funded warrants, (ii) $1.8 million of repayments to related parties, (iii) $0.7 million capital contribution from non-controlling interest in Liaogang Yingkou, and (iv) $0.8 million cash received from short-term bank loans.

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

Material Cash Requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our capital expenditures and operating lease obligations, as well as cash requirements for potential investments.

Our capital expenditures primarily consist of purchases of servers, computers, other office equipment and intangible assets. Our capital expenditures were $204,896 in 2021, $299,304 in 2020 and $237,548 in 2019. We will continue to make capital expenditures to meet the expected growth of our business.

Our operating lease obligations primarily represent consist of the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates. Our leasing expense was RMB 680,033, RMB 578,689 and RMB 63,749 for the years ended December 31, 2021, 2020, and 2019, respectively. The majority of our operating lease commitments are related to our office lease agreements in China.

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We do not have retained or contingent interests in assets transferred. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.

Impact of Inflation

We do not believe the impact of inflation on our Company has been material. Almost all our operations are in China and China’s inflation rates have been relatively stable in the last three years: 0.9% in 2021, 2.39% in 2020, and 2.9% in 2019.

Holding Company Structure

Nisun International. is a holding company with no material operations of its own. We conduct our operations through our PRC subsidiaries and our VIEs in China. As a result, our ability to pay dividends depends significantly upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their accumulated after-tax profits, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC law, each of our PRC subsidiaries and our VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Research and Development

During fiscal year 2021, the Company spent $1.6 million on enhancing and developing the functionalities of the Company’s supply chain solution and other financing service Apps and platform. During fiscal year 2020, we spent $0.8 million on developing our proprietary financial technology platform “Huijingshe” and supply chain fintech platform.

Impact of Foreign Currency Fluctuations

We do not believe the impact of foreign currency fluctuations on our Company is material.

We have not and do not have any foreign currency hedge investments, borrowings, or other hedging instruments. We manage our price risks through productivity improvements and cost-containment measures.

Recent Developments

Strategic Collaborations to further expand the supply chain business:

The Company has cooperated with enterprises in various industries to further expand its supply chain business. These collaborations are expected to enhance the Company’s development advantages in five core industries of agriculture, e-commerce, gold, coal and chemicals, connecting innovative resources to facilitate value sharing.

●	The Company started to focus on agricultural industries in 2021 and entered into strategic collaborations with renowned domestic enterprises, such as Henan Wanbang International Agricultural Product Logistics Park and Henan Fulushi Industrial Co., Ltd., cooperating on supply chain procurement services to support the trade of agricultural products.

●	The Company held an investment cooperation ceremony with Gansu Silu Huixiang Trading Co., Ltd., a wholly-owned subsidiary of Jiuquan Jingtou Group. During the ceremony, the two parties entered into an agreement to establish a supply chain joint venture company in Jiuquan City, Gansu Province, to provide specialized supply chain services to local enterprises.

●	The Company entered into a strategic cooperation agreement with Shanghai Bailian Group to procure information appliances, such as computer, communication and consumer electronics (“3C Products”). The two parties will share resources and create an effective bridge between supply and demand to establish a new supply chain model and further develop new communicative channels in China’s retail industry. In addition, the two parties will join together to promote the ongoing expansion and transformation of the 3C Products market in China.

●	The Company entered into a strategic cooperation with Zhumadian Industry Investment Group, a state-owned enterprise located in south Henan Province. Under this cooperation, the two parties will establish a new company, Zhumadian City Industry Investment Nisun Supply Chain Co., Ltd. with RMB 500 million in registered capital. This newly established company will serve as a link between the local government and enterprises to further growth of the local economy and small businesses.

Acquisition:

On January 14, 2022, Fintech (Henan) Supply Chain Management Co., Ltd, a subsidiary of Fintech (Shanghai) Digital Technology Co., Ltd and a controlled affiliate of the Company, entered into a share acquisition agreement with Youjiatian and its sole shareholder to acquire a 51% equity interest in Youjiatian for a cash consideration of RMB 0.51 million, or approximately $80,280. This acquisition is expected to further facilitate Nisun’s expansion into the agricultural industry.

$77 Million Financing:

On December 13, 2021, the Company completed on a firm commitment underwritten public offering of 19.25 million Class A common shares and pre-funded warrants to purchase Class A common shares with gross proceeds of $77 million to the Company before deducting underwriting discounts and commissions and other expenses. The pre-funded warrants were offered at the same $4.00 price per share as the common shares, less the $0.001 per share exercise price of each pre-funded warrant. The Company intends to use the net proceeds from this offering for general corporate purposes, including, but not limited to, working capital and other business opportunities.

Critical Accounting Estimates

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

Safe Harbor

See “SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS.”

Item 6. Directors, Senior Management and Employees

A.	Directors and Management

The following table provides information regarding our executive officers and directors:

Name	Age	Position(s)
Xiaoyun Huang	37	Chief Executive Officer and Chairman of the Board
Changjuan Liang	38	Chief Financial Officer
Jinbao Li	42	Director
Xin Liu	33	Director
Christian DeAngelis	52	Independent Director
Xiaofeng Ma	46	Independent Director
Sheng Tang	44	Independent Director
Haiying Xiang	40	Independent Director

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

Haiying Xiang qualifies as an audit committee financial expert and she is the chair of the audit committee. Christian DeAngelis and Xiaofeng Ma serve on the audit committee. Xiaofeng Ma is the chair of the compensation committee. Christian DeAngelis and Sheng Tang serve on the compensation committee. Sheng Tang is the chair of the nominating committee. Xiaofeng Ma and Haiying Xiang are members of the nomination committee. Each member of the three committees is an independent director.

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

Director Compensation

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected or until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive compensation in cash or stock, or both, for serving as directors and may receive option grants from our company. We also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. Non-employee directors are entitled to receive reimbursement for their actual travel expenses for each Board of Directors meeting attended. In addition, from time to time, we may grant our directors incentive grants of stock, options or other securities convertible into or exchangeable for, our securities.

Haiying Xiang is entitled to receive $10,000 per year for serving as a director and may receive stock or option grants from our company. Christian DeAngelis is entitled to receive $30,000 in cash and 1,500 common shares per year. Sheng Tang and Xiaofeng Ma are each entitled to receive 3,000 common shares per year.

During the years ended December 31, 2021 and 2020, no employee members of our Board of Directors received compensation in their capacity as directors.

During the year ended December 31, 2021, Christian DeAngelis, Sheng Tang and Xiaofeng Ma received 1,500, 3,000 and 3,000 common shares for their services as our directors, respectively, under our 2019 One Million Share Incentive Plan.

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

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the year ended December 31, 2021 and 2020.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Xiaoyun Huang	2021	120,000	-	-	-	120,000
Chief Executive Officer(1)	2020	40,000	-	-	-	40,000

Anyuan Sun(2)	2021	-	-	-	-	-
Former Chief Executive Officer	2020	48,000	-	-	-	48,000

Changjuan Liang	2021	62,868	-	251,260	-	314,128
Chief Financial Officer	2020	48,468	-	243,870	-	292,338

(1)	Xiaoyun Huang was appointed as our Chief Executive Officer, effective on September 4, 2020.

(2)	Anyuan Sun resigned as the Chief Executive Officer, effective on September 4, 2020.

Equity-Based Compensation

In addition to base salary, we also offer certain equity-based incentive compensation awards to employees, directors or consultants. Our stock-based incentive compensation plan, the 2019 One Million Share Incentive Plan, was approved by our Board of Directors on November 20, 2019 and ratified by shareholders on December 20, 2019. This plan serve as the primary vehicle by which we offer long-term incentives and rewards to our executive officers and key employees. We regard the 2019 stock incentive plan as a key retention tool. Retention serves as an important factor in our determination of the type of award to grant and the number of underlying shares that are granted in connection with that award.

In March 2020, our Compensation Committee approved the grant of stock awards of an aggregate of 300,000 Class A common shares to three members of our management (100,000 shares per person) under the 2019 One Million Share Incentive Plan. One-third of the shares vested on the date of the grant, and one-third of the shares will vest on each of the first and second anniversary of the grant date, respectively.

The Company terminated the 2019 One Million Share Incentive Plan on December 13, 2021 in connection with our December 2021 capital raise and deregistered all common shares that were previously registered pursuant to the Registration Statement on the Form S-8 (File No. 333-236843) and were available for grant under the Plan or subject to awards under the Plan.

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

Xiaoyun Huang

We entered an employment agreement with our Chief Executive Officer, Mr. Xiaoyun Huang, effective as of September 4, 2020 and running through December 31, 2024 that provided a base gross annual salary of $120,000.00.

Changjuan Liang

We entered an employment agreement with our Chief Financial Officer, Mr. Changjuan Liang, effective as of August 8, 2019 and running through July 31, 2022 that provides an annual salary of $48,468. In 2021, Ms. Liang received an annual compensation of $62,868 as a result of a pay increase. On April 6, 2020, Mr. Liang was granted a one-time stock award of 100,000 Class A common shares for her services to our company and performance.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information with respect to beneficial ownership of our common shares as of May 13, 2022 by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding common shares;

●	Each of our director, director nominees and named executive officers; and

●	All directors and named executive officers as a group.

The number and percentage of Common Shares beneficially owned are based on 35,752,629 Common Shares issued as of May 13, 2022. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or greater of our Common Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Common Shares beneficially owned by a person listed below and the percentage ownership of such person, Common Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of May 13, 2022 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Common Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD, C9, 99 Danba Rd, Putuo District, Shanghai, People’s Republic of China PRC 200336. As of May 13, 2022, we had 117 shareholders of record.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)	Percentage Ownership
Directors and Named Executive Officers:
Xiaoyun Huang, Chief Executive Officer and Chairman(2)	288,179	*
Changjuan Liang, Chief Financial Officer(3)	67,000	*
Jinbao Li, Director(4)	1,562,726	4.37%
Xin Liu, Director	-	-
Christian DeAngelis, Director(5)	1,500	*
Xiaofeng Ma, Director(6)	3,000	*
Sheng Tang, Director(7)	3,000	*
Haiying Xiang, Director	-	-
All directors and executive officers as a group (8 persons)	1,925,405	5.39%

5% Beneficial Owners:
NiSun International Enterprise Management Group Co., Ltd.(8)	7,778,400	21.76%

*	Less than 1% of our outstanding shares.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Common Shares. All shares represent only Common Shares held by shareholders as no options are issued or outstanding.

(2)	Hong Kong D&L Technology Co., Limited, a Hong Kong company, owning 288,179 Class A Common Shares of the Company, is controlled by Mr. Xiaoyun Huang, who may be deemed to have the voting and dispositive power of such shares.

(3)	67,000 Class A Common Shares were part of the shares granted to Company employees under the restricted stock award on April 6, 2020 pursuant to the Company’s 2019 One Million Share Incentive Plan.

(4)	Nami Holding (BVI) Co., Ltd, owning 1,562,726 Class A Common Shares of the Company, is controlled by Mr. Jinbao Li, who may be deemed to have the voting and dispositive power of such shares.

(5)	1,500 Class A Common Shares were granted on September 7, 2021 under the Company’s 2019 One Million Share Incentive Plan.

(6)	3,000 Class A Common Shares were granted on September 7, 2021 under the Company’s 2019 One Million Share Incentive Plan.

(7)	3,000 Class A Common Shares were granted on September 7, 2021 under the Company’s 2019 One Million Share Incentive Plan.

(8)	NiSun International Enterprise Management Group Co., Ltd., a Cayman Islands company, holding 7,778,400 Class A Common Shares of the Company, is solely owned by Mr. Bodang Liu, who may be deemed to have the voting and dispositive power of such shares.

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

There are no other related party transactions for the years ended December 31, 2021, 2020 and 2019, except the transactions mentioned below.

The table below sets forth major related parties of our Company and their relationships with our Company:

Entity or individual name	Relationship with the Group
Shanghai NiSun Enterprise Management Group Co., Ltd (“NiSun Shanghai”)	An affiliated entity controlled by our ultimate controlling shareholder
Huizhong Business Consulting (Beijing) Co., Ltd. (“Huizhong”)	An affiliated entity controlled by our ultimate controlling shareholder
Nisun International Enterprise Management Group Co., Ltd (“Nisun Cayman”)	The largest shareholder who owns 23.75% of the shares of the Company
Mr. Bodang Liu	The ultimate controlling shareholder of the Company
Mr. Anyuan Sun	Former CEO and former Chairman of the Board
Mr. Jian Lin	The shareholder of Wenzhou Jinda
Hong Kong Xibolun Technology Limited (“Xibolun HK”)	The entity disposed by us on November 30, 2020

(a)	We entered into the following related party transactions:

Starting on July 12, 2019, we rented office from NiSun Shanghai and incurred $136,532, $127,565 and $63,749 of rent expense for the years ended December 31, 2021, 2020 and 2019, respectively.

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

As of December 31, 2021 and 2020, we had a due from related party balance of nil and $393,148, respectively, owing to Mr. Bodang Liu. For the year ended December 31, 2021, we paid off all the balance of $393,148 due to Mr. Liu. For the year ended December 31, 2020, we paid approximately $6.5 million (RMB 45.9 million) related to the purchase price payable for the acquisition of Nisun BVI. The due to related party balance was non-interest bearing and due on demand.

As of December 31, 2021, we had a due from related party balance of $10,662 from Nisun Shanghai, an affiliated entity controlled by our controlling shareholder. As of December 31, 2020, we had a due to related party balance of $1,379,310 to Nisun Shanghai. The due to related party balance was non-interest bearing and was repaid on March 9, 2022 and February 26, 2021, respectively.

As of December 31, 2021, and 2020, we had a due to related party balance of $295,336 and $298,851, respectively, due to Mr. Jian Lin, the shareholder of Wenzhou Jinda. We own a 23.08% equity interest in Wenzhou Jinda. The due to related party balance is non-interest bearing and due on demand.

For the year ended December 31, 2020, the Company transferred Xibolun HK to the Purchaser, Wise Metro Development Co., Ltd., which agreed to pay the purchase price of approximately $15.0 million (RMB98.3 million) in accordance with the Equity Transfer Agreement. As of December 31, 2020, we had a consideration receivable of approximately $15.0 million from the disposition. The receivable from sale of discontinued operations was fully collected in April 2021.

Our former chief executive office, Mr. Sun and his immediate family members had jointly provided guarantees or personal assets as collateral to our loan agreements, trade financing agreements, letters of guarantee, funding agreements and other credit agreements with commercial banks. For the years ended December 31, 2021, 2020 and 2019, the outstanding bank loan balance amounted to nil, $861,846, and $1,698,058, respectively, were guaranteed by the former chief executive officer and his immediate family members.

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

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

Please refer to Item 18.

We incorporate by reference in the Registration Statement on Form F-3 (File No. 333- 256550) our consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2021, which appears in this Annual Report on Form 20-F.

Legal and Administrative Proceedings

We are currently not a party to any material legal or administrative proceedings and are not aware of any pending or threatened material legal or administrative proceedings against us. We were a party to one legal proceeding in 2021. On June 3, 2020, a short seller issued a report alleging that, among other things, the private placement we consummated in December 2019, Hengpu and Nami acquisitions were related party transactions which we failed to disclose. We had conducted an independent investigation by special counsel that concluded that the allegations were substantially unfounded. On June 9, 2020, plaintiffs filed a class action lawsuit with the United States District Court for the Southern District of New York (the “Court”) against the Company and its then CEO and CFO on behalf of a class of purchasers of the Company’s common shares between April 24, 2020 and June 3, 2020, inclusive, alleging violations of federal securities law. Specifically, the plaintiffs alleged that the Company had misrepresented and omitted material information in public statements by failing to disclose certain transactions as related party transactions in violations of §§ 10(b) and 20(a) of the Securities Exchange Act of 1934 and the SEC rules thereunder. The Company responded by filing a motion to dismiss the case for failure to state a claim. On September 22, 2021, the Court granted the motion and dismisses the lawsuit in its entirety, and the case was closed.

Except the above proceeding, we are not aware of any other material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

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

If we determine to pay dividends on any of our common shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries. Current PRC regulations permit our PRC subsidiaries to pay dividends to NiSun HK (or NiSun BVI) only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Our subsidiaries in China are required to set aside statutory reserves and have done so.

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

The information required by this item is incorporated by reference to the material headed “Description of Share Capital” in our Registration Statement on Form F-1, File no. 333-208583, filed with the SEC on July 13, 2016, as amended. We incorporate by reference into this annual report our Fifth Amended and Restated Memorandum and Second Amended and Restated Articles of Association filed as Exhibit 3.1 to our current report on Form 6-K with the Securities and Exchange Commission on February 9, 2022.

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

Fintech is recognized as a High-technology Company by the Chinese government and is subject to a favorable income tax rate of 15%. Fintech’s High-technology certificate is valid for three years and subjects to renewal. In accordance with the implementation rules of the Income Tax Law of the PRC, for the enterprises newly established in the Horgos Development Zone within the scope of “preferential catalogue of income tax for key industries encouraged to develop in Xinjiang’s difficult areas”, the enterprise income tax shall be exempt for five years from the tax year of the first production and operations income. Khorgos is established in the Horgos Development Zone and its income tax is eligible to be exempt for five years starting from 2019. For the year ended December 31, 2021, Jilin Lingang, Jilin Lingang Hengda, Liaogang Nisun (Shanghai), Fintech Zibo, Fintech Inner Mongolia, Fintech Shanxi, Fintech SX, Fintech Ningbo, Fintech Shandong, Nisun Gold, and Fintech Jiangxi are subject to a favorable income tax rate of 2.5% due to being small-scale taxpayers. The remaining Group’s subsidiaries, VIEs and VIEs’ subsidiaries from the financial services business are subject to corporate income tax at the PRC unified rate of 25%.

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

Based on the market price of our common shares, the value of our assets and the composition of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2021, 2020 or 2019. However, given the factual nature of the analyses and the lack of guidance, no assurance can be given. We do not expect to be a PFIC for our taxable year ending December 31, 2022. However, because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year, our actual PFIC status will not be determinable until the close of the taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year.

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

Interest Rate Risk

Our interest rate risk arises from short and long-term borrowings. As of December 31, 2021 and 2020, we had no borrowings with variable rates and we were not exposed to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk.

As of December 31, 2021 and 2020, we had no long-term interest-bearing assets or long-term interest-bearing liabilities.

Credit Risk

Our cash is invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, and accounts receivable. As of December 31, 2021 and 2020, $25,263,391 and $2,781,506 of our cash and cash equivalents and restricted cash was on deposit at financial institutions in the PRC, which the management believes are of high credit quality. In May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash and short-term investments are financially sound based on public available information.

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

As of December 31, 2021, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2021, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. In making its assessment, management used the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of December 31, 2021, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

●	The Company does not have adequate internal accounting personnel with sufficient knowledge of the US GAAP and SEC reporting standards, which could lead to material misstatements being undetected in a timely manner.

●	The Company did not design and maintain effective controls over information technology (“IT”) general controls for the information systems that are relevant to the preparation of our financial statements. Specifically, the Company did not design and maintain: (i) unified and updated financial software to ensure that the financial software is aligned with business, financial reporting and IT requirements, (ii) computer operations controls to ensure that critical batch jobs are monitored and data backups are authorized and monitored, and (iii) identification and testing of system-generated reports used in the execution of manual controls.

Management’s Planned Remediation Activities

During fiscal year 2021, we undertook efforts to remediate previously disclosed material weaknesses and strengthen our internal controls. Management under the supervision and direction of our CEO and CFO continue to take steps to remediate the material weaknesses described above. The Company has set up a financial reporting team and recruited financial reporting staff who have experience with U.S. GAAP and SEC reporting knowledge to prepare and review the financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements. Management’s internal control remediation efforts are underway, and management plans to implement several measures, including, among others:

To enhance the financial reporting competencies:

●	Establish a formal and regular training program for accounting personnel to equip them with sufficient knowledge and practical experience of preparing financial statements under U.S. GAAP and SEC reporting requirements, including mandatory requirements for accounting staff to attend U.S. GAAP course programs offered by third-party organization or accounting firm on a periodic basis; and

●	Enhance the communications between accounting personal and financial reporting team, including mandatory requirement for financial reporting team to review the accounting team’s work and work papers on a periodic basis.

To enhance the controls over information technology systems that are relevant to the preparation of the consolidated financial statements:

●	Replace outdated information technology systems for financial reporting.

●	Proactively integrate SOX controls into system updates, upgrades, or implementations.

●	Implement program management controls over IT program and data changes for systems for financial systems.

●	Implement controls to monitor and remediate issues with batch jobs and backups.

●	Continue training IT personnel on how to implement IT general controls

However, we cannot assure you that all these measures will be sufficient to remediate our material weaknesses in time, or at all. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we continue to be unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common shares may decline.”

(c)	Attestation report of the registered public accounting firm.

Our independent registered public accounting firm, Wei, Wei & Co., LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2021, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

(d)	Changes in internal control over financial reporting.

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Wei, Wei & Co., LLP was appointed by the Company on February 26, 2019 to serve as its independent registered public accounting firm for the year ended December 31, 2018 and re-appointed to serve for the years ended December 31, 2019, 2020 and 2021.

Audit services provided by Wei, Wei & Co., LLP for the years of 2020 and 2021 included the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

Wei, Wei & Co., LLP’s fees for the annual audit of our financial statements and review of the financial statements for fiscal 2021 were $550,000.

Wei, Wei & Co., LLP’s fees for the annual audit of our financial statements and review of the financial statements for fiscal 2020 was $390,000.

Audit-Related Fees

The Company has not paid Wei, Wei & Co., LLP for audit-related services in fiscal 2021 and 2020.

Tax Fees

The Company has not paid Wei, Wei & Co., LLP for tax services in fiscal 2021 and 2020.

All Other Fees

The Company has not paid Wei, Wei & Co., LLP for any other services in fiscal 2021 and 2020.

Audit Committee Pre-Approval Policies

Before Wei, Wei & Co., LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Wei, Wei & Co., LLP have been so approved.

Percentage of Hours

All hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2021 were attributed to work performed by Wei, Wei & Co., LLP’s full-time permanent employees.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services Performed by the Independent Registered Public Accounting Firm

Pursuant to applicable law, and as set forth in the terms of its charter, the Audit Committee is responsible for overseeing the work of our company’s independent registered public accounting firm. Any audit or non-audit services proposed to be performed are considered by and, if deemed appropriate, approved by the Audit Committee in advance of the performance of such services. All of the fees earned by Wei, Wei & Co., LLP described above were attributable to services pre-approved by the Audit Committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser has purchased any shares or other units of any class of the Company’s equity securities registered by the Company pursuant to Section 12 of the Securities Exchange Act during the fiscal year ended December 31, 2021.

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

Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the NASDAQ Capital Market. NASDAQ Listing Rule 5635 (“NASDAQ Rule 5635”) generally provides that shareholder approval is required of U.S. domestic companies listed on the NASDAQ Capital Market prior to an issuance (or potential issuance) of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) certain transactions other than a public offering involving issuances equaling 20% or more of the Company’s common shares or voting power for less than the greater of market or book value. Notwithstanding this general requirement, NASDAQ Listing Rule 5615(a)(3)(A) permits foreign private issuers like the Company to follow their home country practice rather than this shareholder approval requirement. The corporate governance practice in our home country, the British Virgin Islands, does not require to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described in NASDAQ Rule 5635 above. The Company has adopted and opted to follow British Virgin Islands practices in lieu of the requirements of NASDAQ Rule 5635 in connection with an issuance of securities.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1(1)	Articles of Association of Hebron Technology Co., Ltd.

1.2(2)	First Amended and Restated Articles of Association of Hebron Technology Co., Ltd.

1.3(1)	Memorandum of Association of Hebron Technology Co., Ltd.

1.4(1)	First Amended and Restated Memorandum of Association of Hebron Technology Co., Ltd.

1.5(2)	Second Amended and Restated Memorandum of Association of Hebron Technology Co., Ltd.

1.6(3)	Third Amended and Restated Memorandum of Association of Hebron Technology Co., Ltd.

1.7(5)	Fourth Amended and Restated Memorandum and Articles of Association

1.8(11)	Fifth Amended and Restated Memorandum and Second Amended and Restated Articles of Association

2.1(6)	Registrant’s Form of Class A common share Certificate

2.2*	Description of Securities Registered under Section 12 of the Exchange Act

4.1(7)	English Translation of Office Lease dated April 25, 2019 between Shanghai Ningsheng Enterprise Management Group Co., Ltd. and Fintech (Shanghai) Digital Technology Co., Ltd.

4.2(7)	Trademarks, Technologies & Management and Consulting Services Agreement dated May 17, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Fintech (Shanghai) Digital Technology Co., Ltd., Shanghai Ningsheng Enterprise Management Group Co., Ltd. and Peng Jiang

4.3(7)	Equity Interest Pledge Agreement dated May 17, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Fintech (Shanghai) Digital Technology Co., Ltd., Shanghai Ningsheng Enterprise Management Group Co., Ltd. and Peng Jiang

4.4(7)	Equity Interest Holders’ Voting Rights Proxy Agreement dated May 17, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Shanghai Ningsheng Enterprise Management Group Co., Ltd. and Peng Jiang

4.5(7)	Exclusive Right and Option to Purchase Agreement dated May 17, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Fintech (Shanghai) Digital Technology Co., Ltd., Shanghai Ningsheng Enterprise Management Group Co., Ltd. and Peng Jiang

4.6(8)	Employment Contract dated August 8, 2019 between Hebron Technology Co. Ltd. and Changjuan Liang

4.7(9)	2019 One Million Share Incentive Plan (incorporated by reference to Exhibit 99.1 to Form 6-K filed with the Commission on November 20, 2019)

4.8(7)	Trademarks, Technologies & Management and Consulting Services Agreement dated December 31, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Beijing Hengtai Puhui Information Service Co. Ltd and Guoya Asset Management (Shenzhen) Co. Ltd.

4.9(7)	Equity Interest Pledge Agreement dated Equity Interest Pledge Agreement dated December 31, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Beijing Hengtai Puhui Information Service Co. Ltd and Guoya Asset Management (Shenzhen) Co. Ltd.

4.10(7)	Equity Interest Holders’ Voting Rights Proxy Agreement dated December 31, 2019 between NingChen (Shanghai) Enterprise Management Group Co., Ltd. and Guoya Asset Management (Shenzhen) Co. Ltd.

4.11(7)	Exclusive Right and Option to Purchase Agreement dated December 31, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Beijing Hengtai Puhui Information Service Co. Ltd and Guoya Asset Management (Shenzhen) Co. Ltd.

4.12(7)	First Amendment to Share Exchange Agreement dated April 8, 2020 among Hebron Technology Co., Ltd., Beijing Hengtai Puhui Information Service Co. Ltd, Guoya Asset Management Co. Ltd. (BVI) and HongKong D&L Technology Co., Limited

4.13(10)	Employment Agreement, dated September 4, 2020, between Hebron Technology Co., Ltd. and Xiaoyun Huang

8.1*	List of Subsidiaries of the Registrant

11.1(4)	Code of Business Conduct and Ethics

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent Letter of Wei, Wei & Co., LLP

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

(1)	Incorporated by reference to the Company’s Form F-1/A filed with the SEC on April 29, 2016.

(2)	Incorporated by reference to the Company’s Form F-1/A filed with the SEC on June 13, 2016.

(3)	Incorporated by reference to the Company’s Form 6-K filed with the SEC on March 9, 2018.

(4)	Incorporated by reference to Exhibits to Form 20-F filed with the SEC on April 11, 2017

(5)	Incorporated by reference to Exhibit 1.1 to Form 6-K filed with the SEC on November 16, 2020

(6)	Incorporated by reference to Exhibit 2.1 to Form 6-K filed with the SEC on November 16, 2020

(7)	Incorporated by reference to Exhibits to Form 20-F filed with the SEC on April 24, 2020

(8)	Incorporated by reference to Exhibit 10.1 to Form 6-K filed with the Commission on August 13, 2019

(9)	Incorporated by reference to Exhibit 99.1 to Form 6-K filed on November 20, 2019

(10)	Incorporated by reference to Exhibit 4.14 to Form 20-F filed with the SEC on May 3, 2021

(11)	Incorporated by reference to Exhibit 3.1 to Form 6-K filed on February 9, 2022

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD

	By:	/s/ Xiaoyun Huang
		Name:	Xiaoyun Huang
		Title:	Chief Executive Officer

Date: May 16, 2022

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Nisun International Enterprise Development Group Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nisun International Enterprise Development Group Co., Ltd. (previously known as Hebron Technology Co., Ltd.) (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive income (loss) income, changes in shareholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 16, 2022, expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Valuation of Investment in Limited Partnership

The Company holds a 99.9% equity interest in a limited partnership (“LP”) that is engaged primarily in investing in debt securities of private companies. The main asset of the LP is the value of these investments. As discussed in Notes 2 and 9 to the consolidated financial statements, the Company reviews this investment for possible impairment on an annual basis or when events or changes in circumstances indicate that the carrying value of the investment could be impaired. As of December 31, 2021, the value of this investment was approximately $16.2 million or 5.9% of the Company’s total assets.

We identified the valuation of this investment as a critical audit matter not only because of the unique nature of this asset and its materiality in the consolidated financial statements but also the challenge, difficulty and extent of judgement involved in determining the fair value of this asset.

The primary procedures we performed to address this critical audit matter included the following. We evaluated the Company’s approach in assessing the fair value of this investment and discussed with management its evaluation process, specifically the manner in which it conducted the assessment of the LP’s financial condition. We obtained and reviewed the audited financial statements of the LP as of and for the year ended December 31, 2021, noting its critical accounting policies and financial results for the year then ended and obtained an understanding of the procedures and analysis performed by the LP’s audit firm.

Goodwill Valuation

Goodwill consists of the excess of the purchase price over the fair value of tangible and identifiable intangible assets acquired, net of liabilities assumed, in a business acquisition. As of December 31, 2021, goodwill was approximately $25.8 million or approximately 9.4%, of the Company’s total assets. Goodwill is subject to, at a minimum, an annual impairment test, and if it is determined to be impaired, is to be written down to its estimated fair value.

We identified the Company's goodwill valuation as a critical audit matter not only because of the materiality in the consolidated financial statements but also due to the significant estimates, assumptions and judgment management utilizes to determine if goodwill is impaired, especially considering the impact of the COVID-19 pandemic. This required a high degree of auditor judgment and additional effort was required in performing the audit procedures to evaluate the methodology and the reasonableness of related assumptions utilized by management, as well as the inputs and calculations related to the forecasts of future revenues and earnings in determining if goodwill was impaired.

The primary procedures we performed to address this critical audit matter included the following. We obtained an understanding of management’s process to estimate the fair value of goodwill and reviewed the key data and assumptions used in its determination of the fair value of goodwill. We evaluated management's forecasts including revenues and earnings for reasonableness by comparing the forecasts to historical results, obtaining supporting evidence for assumptions and estimates related to management's forecasts. We assessed the sensitivity of the Company's impairment conclusions to changes in the forecasts, discount rates, and earnings multiples and evaluated the assumptions used by management, including testing the underlying source information and the mathematical accuracy of the calculations by developing a range of independent estimates and comparing those to the Company’s determinations.

/s/ Wei, Wei & Co., LLP

We have served as the Company’s auditor since 2019.

Flushing, New York

May 16, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Nisun International Enterprise Development Group Co., Ltd.

Adverse Opinion on Internal Control over Financial Reporting

We have audited Nisun International Enterprise Development Group Co., Ltd’s (the “Company”) internal control over financial reporting as of December 31, 2021 based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses described in the following paragraph on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2021 based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

A material weakness is a control deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment:

●	The Company does not have adequate internal accounting personnel with sufficient knowledge of US GAAP and SEC reporting standards, which could lead to material misstatements being undetected in a timely manner and missing disclosures.

●	The Company did not design and maintain effective controls over information technology (“IT”) general controls for the information systems that are relevant to the preparation of the Company’s consolidated financial statements. Specifically, the Company does not have: (i) unified and current financial software to ensure that the financial software is aligned with its business operations, financial reporting and IT requirements, (ii) computer operations controls to ensure that critical batch jobs are monitored and data backups are authorized and monitored, and (iii) identification and testing of system-generated reports used in the execution of manual controls.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2021 financial statements, and this report does not affect our report dated May 16, 2022, on those consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows of the Company, and our report dated May 16, 2022, expressed an unqualified opinion.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Wei, Wei & Co., LLP

Flushing, New York

May 16, 2022

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2021 AND 2020

(EXPRESSED IN US DOLLARS)

	December 31, 2021	December 31, 2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$91,447,620	$22,135,310
Restricted cash	179,421	62,947
Short-term investments	40,666,617	4,680,843
Accounts receivable, net	18,516,150	4,939,912
Advance to suppliers, net	9,213,279	-
Receivables from supply chain solutions	59,792,613	10,741,981
Inventories	3,979,653	-
Prepaid expenses and other current assets	4,002,675	971,839
Loans to third parties - current portion	-	1,915,709
Receivable from sale of discontinued operations	-	14,950,730
TOTAL CURRENT ASSETS	227,798,028	60,399,271

NON-CURRENT ASSETS:
Property and equipment, net	464,156	655,643
Intangible assets, net	2,850,853	3,726,602
Right-of-use assets, net	479,473	1,464,745
Equity investments	404,022	484,864
Investment in limited partnership and other investments	16,207,152	15,736,927
Goodwill	25,774,402	25,172,407
Deferred tax assets, net	-	456,370
TOTAL NON-CURRENT ASSETS	46,180,058	47,697,558
TOTAL ASSETS	$273,978,086	$108,096,829

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$34,997,401	$1,312,560
Short-term bank loans	784,609	-
Accrued expenses and other current liabilities	3,575,836	2,001,031
Operating lease liabilities - current	337,698	736,854
Payables to supply chain solutions	25,922,931	-
Advances from customer	3,429,103	11,624
Taxes payable	8,851,898	3,133,038
Loan from related party	10,528,965	10,528,965
Due to related parties - current	295,336	2,071,309
Purchase price payable for acquisition of NAMI	-	7,007,905
TOTAL CURRENT LIABILITIES	88,723,777	26,803,286

Operating lease liabilities – non-current	148,988	680,130
Deferred tax liabilities	504,033	676,015
TOTAL LIABILITIES	89,376,798	28,159,431

SHAREHOLDERS’ EQUITY:
Class A common stock, $0.001 par value, 40,000,000 shares authorized, 39,812,629 and 20,555,129 shares issued and outstanding as of December 31, 2021 and 2020, respectively	39,813	20,555
Class B common stock, $0.001 par value, 10,000,000 shares authorized, no shares issued and outstanding as of December 31, 2021 and 2020	-	-
Additional paid-in capital	130,318,637	59,472,255
Retained earnings	37,819,226	9,629,712
Statutory reserves	6,942,111	4,751,264
Unearned compensation	(125,630)	(624,455)
Accumulated other comprehensive income	5,632,199	3,593,188
COMMON SHAREHOLDERS’ EQUITY	180,626,356	76,842,519
Non-controlling interests	3,974,932	3,094,879
TOTAL SHAREHOLDERS’ EQUITY	184,601,288	79,937,398
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$273,978,086	$108,096,829

The accompanying notes are an integral part of these consolidated financial statements.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEAR ENDED DECEMBER 31, 2021, 2020 AND 2019

(EXPRESSED IN US DOLLARS)

	For the Year Ended December 31,
	2021	2020	2019
REVENUES:
Revenue generated from services:
Small and Medium Enterprise financing solutions	$87,133,963	$40,779,794	$2,522,143
Supply Chain financing solutions	4,930,289	1,369,859	-
Other financing solutions	3,222	40,538	3,381
Total revenue generated from services	92,067,474	42,190,191	2,525,524
Revenue generated from sales:
Supply chain trading business	68,132,237	-	-
Total revenues	160,199,711	42,190,191	2,525,524

COST OF REVENUE:
Cost of revenue - services	(37,989,001)	(19,740,267)	-
Cost of revenue - sales	(67,628,806)	-	-
Business and sales related taxes	(533,760)	(233,389)	(19,492)
GROSS PROFIT	54,048,144	22,216,535	2,506,032

OPERATING EXPENSES:
Selling expenses	2,323,403	3,181,810	93,620
General and administrative expenses	11,936,103	8,188,736	1,082,631
Research and development expenses	1,599,728	817,770	155,216
Total operating expenses	15,859,234	12,188,316	1,331,467
INCOME FROM OPERATIONS	38,188,910	10,028,219	1,174,565

OTHER INCOME (EXPENSE):
Interest and investment income	2,122,903	585,177	-
Other income (expense), net	464,210	244,274	1,371
Total other income (expense), net	2,587,113	829,451	1,371

INCOME BEFORE PROVISION FOR INCOME TAXES	40,776,023	10,857,670	1,175,936

PROVISION (BENEFIT) FOR INCOME TAXES	10,269,501	941,064	(55,731)
NET INCOME FROM CONTINUING OPERATIONS	30,506,522	9,916,606	1,231,667

DISCONTINUED OPERATIONS:
(Loss) income from discontinued operations, net of tax	-	(23,107,066)	1,508,323
Net gain on sale of discontinued operations, net of tax	-	136,050	-
NET (LOSS) INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX	-	(22,971,016)	1,508,323
NET INCOME (LOSS)	30,506,522	(13,054,410)	2,739,990
Net income attributable to non-controlling interests	126,161	37,380	-
NET INCOME (LOSS)	$30,380,361	$(13,091,790)	$2,739,990

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation income (loss)	2,039,011	5,507,420	(561,091)
COMPREHENSIVE INCOME (LOSS)	32,419,372	(7,584,370)	2,178,899
Comprehensive loss attributable to non-controlling interests	(2,051)	(2,172)	-
COMPREHENSIVE INCOME (LOSS)	$32,421,423	$(7,582,198)	$2,178,899

BASIC AND DILUTED EARNINGS (LOSS) PER COMMON SHARE:

Income from continuing operations	$1.41	$0.53	$0.08
Income (loss) from discontinued operations	-	(1.24)	0.09
TOTAL EARNINGS (LOSS) PER COMMON SHARE	$1.41	$(0.71)	$0.17

Weighted average number of shares outstanding-basic and diluted	21,506,828	18,587,674	16,269,577

The accompanying notes are an integral part of these consolidated financial statements.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

	Class A Common Stock		Class B Common Stock		Additional paid in	Unearned	Retained	Statutory	Accumulated Other Comprehensive	Non-controlling
	Shares	Amount	Shares	Amount	capital	Compensation	Earnings	reserves	Income (Loss)	Interests	Total
Balance at January 1, 2019	8,491,177	$8,491	7,778,400	$7,778	$13,361,447	$-	$24,717,707	$15,069	$(1,353,141)	$-	$36,757,351
Net income	-	-	-	-	-	-	2,739,990	-	-	-	2,739,990
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(561,091)	-	(561,091)
Capital contribution by shareholder	-	-	-	-	3,582,781	-	-	-	-	-	3,582,781
Shares issued for business acquisition	1,440,894	1,441	-	-	11,424,848	-	-	-	-	(9,807)	11,416,482
Statutory reserves	-	-	-	-	-	-	(501,124)	501,124			-
Reclassification of common stock	7,778,400	7,778	(7,778,400)	(7,778)	-	-	-	-	-	-	-
Balance at December 31, 2019	17,710,471	17,710	-	-	28,369,076	-	26,956,573	516,193	(1,914,232)	(9,807)	53,935,513

Capital contributed by shareholder	-	-	-	-	4,550,000	-	-	-	-	-	4,550,000
Net (loss)	-	-	-	-	-	-	(13,091,790)	-	-	37,380	(13,054,410)
Statutory reserves	-	-	-	-	-	-	(4,235,071)	4,235,071	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	5,507,420	2,172	5,509,592
Private placement	1,048,932	1,049	-	-	6,502,329	-	-	-	-	-	6,503,378
Shares issued for business acquisition	1,562,726	1,563	-	-	18,329,213	-	-	-	-	-	18,330,776
Shares issued for share-based compensation	233,000	233	-	-	1,721,637	(624,455)	-	-	-	-	1,097,415
Capital contribution from non-controlling interest	-	-	-	-	-	-	-	-	-	3,065,134	3,065,134
Balance at December 31, 2020	20,555,129	20,555	-	-	59,472,255	(624,455)	9,629,712	4,751,264	3,593,188	3,094,879	79,937,398
Issuance of common shares and pre-funded warrants	19,250,000	19,250	-	-	70,775,215	-	-	-	-	-	70,794,465
Shares issued for board compensation	7,500	8	-	-	71,167	-	-	-	-	-	71,175
Amortization of share-based compensation	-	-	-	-	-	498,825	-	-	-	-	498,825
Capital contribution from non-controlling interest	-	-	-	-	-	-	-	-	-	751,841	751,841
Net income	-	-	-	-	-		30,380,361	-	-	126,161	30,506,522
Statutory reserves	-	-	-	-	-	-	(2,190,847)	2,190,847	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	2,039,011	2,051	2,041,062
Balance at December 31, 2021	39,812,629	$39,813	-	$-	$130,318,637	$(125,630)	$37,819,226	$6,942,111	$5,632,199	$3,974,932	$184,601,288

The accompanying notes are an integral part of these consolidated financial statements.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(EXPRESSED IN US DOLLARS)

	2021	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$30,506,522	$(13,054,410)		$2,739,990
Net (loss) income from discontinued operations	-	(22,971,016)		1,508,323
Net income from continuing operations	30,506,522	9,916,606		1,231,667
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,180,038	1,686,518		242,409
Stock-based compensation	498,825	1,097,415		-
Shares issued for compensation	71,175	-		-
Provision for doubtful accounts	294,536	-		-
Loss on disposition of property and equipment	190,301	42,534		-
(Income) from investments	(808,464)	(169,720)		-
Deferred tax expense (benefit)	275,749	(584,760)		(55,731)
Changes in operating assets and liabilities:
Accounts receivable	(13,294,924)	573,418		(815,534)
Advance to suppliers	(9,213,279)	-		-
Prepaid expenses and other current assets	(3,464,939)	16,009		(108,150)
(Increase) in operating lease right-of-use assets	-	(56,831)		-
Receivables from supply chain solutions	(48,202,128)	(10,741,981)		-
Inventories	(3,931,400)	-		-
Accounts payable	33,620,611	1,014,227		-
Advance from customers	3,375,769	(17,977)		-
Taxes payable	5,575,502	1,609,498		54,474
Other payables	2,576,570	(2,112,886)		-
Payable to supply chain solutions	25,608,622	-		-
Operating lease liabilities	(952,495)	(523,797)		-
Accrued expenses and other current liabilities	(1,049,489)	502,100		49,574
Net cash provided by operating activities from continuing operations	23,857,102	2,250,373		598,709
Net cash provided by (used in) operating activities from discontinued operations	-	436,389		(263,476)
NET CASH PROVIDED BY OPERATING ACTIVITIES	23,857,102	2,686,762		335,233

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(186,705)	(204,904)		(237,548)
Purchase of intangible asset	(18,281)	(94,400)		-
Proceeds from disposal of equipment	-	41,688		-
Cash (paid) received in connection with Nami acquisition	(7,007,905)	4,990,754		2,043,176
Investment in limited partnership and other investments	-	(15,589,966)		-
Cash received on disposal of discontinued operations	14,950,730	-		-
Proceeds from sale of short-term investments	4,894,270	-		-
Purchase of short-term investments	(39,526,099)	(3,065,134)		-
Collection of loans to third parties	1,643,203	11,019,545		-
Loans to third parties	-	(1,810,495)		(3,611,682)
Net cash (used in) investing activities from continuing operations	(25,250,787)	(4,712,912)		(1,806,054)
Net cash (used in) investing activities from discontinued operations	-	(6,713)		(157,440)
NET CASH (USED IN) INVESTING ACTIVITIES	(25,250,787)	(4,719,625)		(1,963,494)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	784,609	-		-
Proceeds from issuance of common shares and pre-funded warrants	70,794,465	-		-
Proceeds from private placement	-	6,503,378		-
Repayment to related party	(1,803,374)	(6,803,115)		-
Advances from related parties	-	1,303,556		566,360
Loan from related parties	-	10,528,965		-
Capital contribution from non-controlling interest	751,841	3,065,134		-
Capital contribution by shareholder	-	4,550,000		3,582,781
Net cash provided by financing activities from continuing operations	70,527,541	19,147,918		4,149,141
Net cash (used in) financing activities from discontinued operations	-	(788,599)		(996,355)
NET CASH PROVIDED BY FINANCING ACTIVITIES	70,527,541	18,359,319		3,152,786

EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH EQUIVALENTS	294,928	2,806,981		(184,449)
NET INCREASE IN CASH AND CASH EQUIVALENTS	69,428,784	19,133,437		1,340,076
Less: (decrease) in cash and cash equivalents from discontinued operations	-	(283,314)		(1,440,823)
NET INCREASE IN CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS	69,428,784	19,416,751		2,780,899

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH FROM CONTINUING OPERATIONS-BEGINNING	22,198,257	2,781,506		607

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH FROM CONTINUING OPERATIONS-ENDING	$91,627,041	$22,198,257		$2,781,506

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income taxes	$5,546,082	$552,783		$5,158
Cash paid for interest	$370,356	$124,778		$147,900

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Payment payable to related parties for business acquisition	$-	$7,007,905		$7,000,000
Issuance of shares for business acquisition	$-	$18,330,776		$11,426,289
Receivable from sale of discontinued operations	$-	$14,950,730		$-
Issuance of shares for share-based compensation	$71,175	$1,721,870	$

CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS ARE COMPRISED OF THE FOLLOWING:
Cash and cash equivalents	$91,447,620	$22,135,310		$2,756,490
Restricted cash	179,421	62,947		25,016
Total cash, cash equivalents and restricted cash	$91,627,041	$22,198,257		$2,781,506

The accompanying notes are an integral part of these consolidated financial statements.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Organization and description of business

Nisun International Enterprise Development Group Co., Ltd (“Nisun International” or the “Company”), formerly known as Hebron Technology Co., Ltd, is an investment holding company established under the laws of the British Virgin Islands (“BVI”) on May 29, 2012. On November 16, 2020, the Company officially changed its Nasdaq trading symbol to “NISN” and its name from “Hebron Technology Co., Ltd” to “Nisun International Enterprise Development Group Co., Ltd”, which the management believes more closely reflects the Company’s new financial services and supply chain solutions business. The Company conducts its business mainly through its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs (collectively referred to as the “Group”) in the People’s Republic of China (‘‘PRC’’).

The Company began to conduct its financial services business in 2019 through the Group’s subsidiaries and VIEs, Fintech (Shanghai) Digital Technology Co., Ltd. (“Fintech”), Beijing Hengtai Puhui Information services Co., Ltd. (“Hengtai”), Nami Shanghai Financial Consulting Co., Ltd (“Nami Shanghai”) and their subsidiaries. The Company provides a set of technology-driven customized financing solutions to small-and mid-size enterprises (“SME’s”) through Hengpu, Fintech, Nami and their subsidiaries. Hengpu and Fintech provide comprehensive financing solutions for SMEs, while Nami facilitates the matching of investors and SMEs. The Company commenced a technology-driven integrated supply chain solution through Fintech and its subsidiaries in January 2020 by involving the sales transactions. The Group commenced a technology-driven integrated supply chain solution through Fintech and its subsidiaries in January 2020 by involving the sales transactions. The Company launched supply chain trading business in July 2021 after generating high-quality customer and resources through its supply chain solution business.

On November 30, 2020, the Company completed the previously announced disposition of its valve manufacturing and installation business. The Company sold all equity interests in its subsidiary, Hong Kong Xibolun Technology Co., Ltd. (“Hebron HK”), pursuant to the terms of an agreement (the “Equity Transfer Agreement”), dated November 30, 2020, to Wise Metro Development Co., Ltd. for approximately $13.9 million (RMB98.3 million), to be paid in cash. Through the Hebron HK Equity Transfer, the Company sold all the equity interests it held in Zhejiang Xibolun Automation Project Technology Co., Ltd, Wenzhou Xibolun Fluid Equipment Co., Ltd., and Xuzhou Weijia Biotechnology Co., Ltd. The manufacturing and installation business have been presented as discontinued operation (“Discontinued Operations”) retroactively for the periods presented in the consolidated financial statements.

COVID-19

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. COVID-19 has spread rapidly to many parts of the PRC and other parts of the world in the first quarter of 2020, which has caused significant volatility in the PRC and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the PRC and international economies. After the Spring of 2020, the COVID outbreak in China has gradually been controlled and we returned to normal operations. The COVID-19 pandemic did not have a material negative impact on the Company’s financial services and supply chain solution business for the year ended December 31, 2021. In March 2022, due to the spread of new variants and subvariants of COVID-19, which may spread faster than the original COVID-19 variant in Shanghai and some other cities in China, some local government in China has imposed strict movement restrictions. In the mid-March 2022, the Shanghai authorities issued strict lock-downs and shut-down orders in response to the pandemic. As a result, the employees of the PRC operating entities located in Shanghai started to work from home. As the employees are equipped and prepared for the remote work situations, and the PRC operating entities are able to continue to provide services with the customers remotely with minimum interruption. The management of the PRC operating entities do not believe the lock-down restrictions in Shanghai will have a materially negative impact to the business, operations, and financial results.

However, the pandemic could adversely affect our business and financial results in 2022 if the virus’s resurgence causes significant disruptions to our operations or the business of our supply chain customers, logistics and service providers, and has a negative impact to the pricing of our products. We cannot predict the severity and duration of the impact from such resurgence, if any. Any of these factors and other factors beyond our control could have an adverse effect on the overall business environment, cause uncertainties in the regions where we conduct business, and could materially and adversely impact our business, financial condition, and results of operations.

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (CONTINUED)

As of December 31, 2021, the Company’s subsidiaries and consolidated VIEs are as follows:

	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest
Subsidiaries
NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd. (“NiSun BVI”)	July 12, 2019	BVI	100%
NiSun International Enterprise Management Group (Hong Kong) Co., Limited (“NiSun HK”)	July 12, 2019	Hong Kong	100%
Nisun (Shandong) Industrial Development Co., Ltd (“Nisun Shandong” or “WOFE”)	December 15, 2020	PRC	100%
NingChen (Shanghai) Enterprise Management Co., Ltd.(“NingChen”)	July 12, 2019	PRC	100%
Shandong Taiding International Investment Co., Ltd. (“Taiding”)	November 12, 2019	PRC	80%
Nami Holding (Cayman) Co., Ltd (“Nami Cayman”)	April 09, 2019	Cayman Islands	100%
Nami Holding (Hong Kong) Co., Limited (“Nami HK”)	May 02, 2019	Hong Kong	100%
Shanghai Naqing Enterprise Management Co., Ltd (“Naqing” or “WOFE”)	April 10, 2019	PRC	100%
NiSun Ocean (Qingdao) Supply Chain Investment Co., Ltd.(“Nisun Ocean”)	July 30, 2021	PRC	100%
Zhumadian NiSun Supply Chain Management Co., Ltd.(“Nisun ZMD”)	December 29, 2021	PRC	100%

VIEs
Fintech (Shanghai) Digital Technology Co., Ltd. (“Fintech Shanghai”)	July 12, 2019	PRC	100%
Beijing Hengtai Puhui Information Services Co., Ltd (“Hengpu”)	December 31, 2019	PRC	100%
Nami Shanghai Financial Consulting Co., Ltd (“Nami Shanghai”)	June 04, 2015	PRC	100%

Subsidiaries of the VIEs
Khorgos Fintech Network Technology Co., Ltd. (“Khorgos”)	July 12, 2019	PRC	100%
Jilin Lingang Supply Chain Management Co., Ltd (“Lingang”)	November 27, 2019	PRC	100%
NiSun Family Office (Guangzhou) Co., Ltd. (“Guangzhou”)**	October 29, 2019	PRC	100%
Hangzhou Fengtai Supply Chain Management Co., Ltd. (“Fengtai”)	December 31, 2019	PRC	100%
Dunhua Midtown Asset Management Registration Center Co., Ltd. (“Midtown”)*	December 31, 2019	PRC	100%
Nanjing Nisun Gold Co., Ltd. (“Nisun Gold”)	December 10, 2020	PRC	100%
Fintech (Henan) Supply Chain Management Co., Ltd. (“Fintech Henan”)	August 26, 2020	PRC	100%
Fintech (Jiangsu) Supply Chain Management Co., Ltd. (“Fintech Jiangsu”)	November 06, 2020	PRC	100%
Fintech (Shandong) Supply Chain Management Co., Ltd. (“Fintech Shandong”)	November 04, 2020	PRC	100%
Fanlunke Supply Chain Management (Shanghai) Co., Ltd. (“Fanlunke Shanghai”)	December 29, 2020	PRC	100%
Shanxi Fintech Supply Chain Management Co., Ltd (“Fintech Shanxi”)	December 30, 2020	PRC	100%
Jilin Province Lingang Hengda Supply Chain Management Co., Ltd. (“Lingang Hengda”)	August 18, 2020	PRC	100%
Fintech Supply Chain Management (Ningbo) Co., Ltd. (“Fintech Ningbo”)	January 25, 2021	PRC	100%
Inner Mongolia Fintech Supply Chain Management Co., Ltd. (“Fintech Mongolia”)	January 15, 2021	PRC	70%
Jiangxi Fintech Supply Chain Management Co., Ltd. (“Fintech Jiangxi”)	May 10, 2021	PRC	100%
Fintech Supply Chain Management (Shanxi) Co., Ltd. (“Fintech SX”)	May 6, 2021	PRC	100%
Liaogang NiSun (Yingkou) Supply Chain Management Co., Ltd.(“Liaogang Yingkou”)	September 03, 2018	PRC	51%
Liaogang NiSun (Shanghai) Supply Chain Management Co., Ltd.(“Liaogang SH”)	September 30, 2021	PRC	51%
Fintech (Zibo) Supply Chain Management Co., Ltd. (“Fintech Zibo”)	October 26,2021	PRC	100%

*	The entity was deregistered on February 19, 2021. Since the entity did not have significant operations, the deregistration did not have a material impact to the Group's consolidated financial statements for the years ended December 31, 2021, 2020 and 2019.
**	The entity was deregistered on June 04, 2021. Since the entity did not have significant operations, the deregistration did not have a material impact to the Group's consolidated financial statements for the years ended December 31, 2021, 2020 and 2019.

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

Equity Interest Pledge Agreements

Pursuant to the Equity Interest Pledge Agreements, each Shareholder of the VIEs agreed to pledge his equity interest in the VIEs to the Group to secure the performance of the VIEs’ obligations under the Exclusive Business Cooperation Agreements and any such agreements to be entered into in the future. Each shareholder of the VIEs agrees not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on their equity interests in the VIEs without the prior written consent of the Group. The Pledges became effective on such date when the pledge of the Equity Interest contemplated herein were registered with the relevant Administration for Industry and Commerce (the “AIC”) and remain effective until all contract obligations have been fully performed and all secured indebtedness has been fully paid. The Pledges were registered with the competent branch of the State Administration for Industry and Commerce.

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

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIEs and their subsidiaries taken as a whole, which were included in the Group’s consolidated financial statements for continuing operations with intercompany balances and transactions eliminated between the VIEs and their subsidiaries:

	December 31, 2021	December 31, 2020
Total current asset	$159,234,732	$43,832,012
Total assets	$160,885,760	$47,223,358
Total current liabilities	$90,440,038	$11,146,286
Total liabilities	$90,589,026	$11,826,417

	For the year ended December 31, 2021	For the year ended December 31, 2020
Revenue generated from service	$92,067,474	$42,190,191
Revenue generated from sales	68,132,237	-
Total revenue	$160,199,711	$42,190,191
Net income	$33,612,404	$11,583,787

	For the year ended December 31, 2021	For the year ended December 31, 2020
Net cash provided by operating activities	$525,753	$2,560,400
Net cash provided by (used in) investing activities	$569,301	$(13,321,524)
Net cash (used in) provided by financing activities	$(919,642)	$4,051,162

As of December 31, 2021, there were no consolidated assets of the VIEs that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations. There were no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Group in the normal course of business. The Group neither provides nor intends to provide additional financial or other support not previously contractually required to the VIEs and subsidiaries of the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of its net assets, equivalent to the balance of its paid-in capital, capital reserve and statutory reserves, to the Group in the form of loans, advances or cash dividends. Please refer to Note 17 for disclosure of restricted net assets.

Non-controlling interests

Non-controlling interests are recognized to reflect the portion of the equity that is not attributable, directly, or indirectly, to the Group. Non-controlling interests are presented as a separate component of equity in the consolidated balance sheets and statements of operations and other comprehensive income (loss) are attributed to controlling and non-controlling interests. As of December 31, 2021, non-controlling interest primarily relates to the 20% equity interest in Taiding and 49% equity interest in Liaogang Yingkou. As of December 31, 2020, non-controlling interest relates to the 20% equity interest in Taiding.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Uses of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during each reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include: the allowance for doubtful accounts, the valuation of inventory, realizability of deferred tax assets, costs to complete contracts, estimated useful lives and fair values in connection with the impairment of property and equipment, the valuation of intangible assets and goodwill, accruals for income tax uncertainties, and the determination of fair values related to business acquisitions.

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

Revenue recognition

The Group follows FASB ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”). Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. All of the Company’s contracts with customers do not contain cancelable and refund-type provisions.

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

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Net Financial services

SMEs financing solutions: The Group earns one-time advisory fees from its services provided to small-and mid-size enterprises The Group enters into one-time advisory fee agreements with underwriters, financial institutions and issuers, which specifies the key terms and conditions of the arrangement. Such agreements generally do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. The Group earns a one-time advisory fee from its clients upon offerings on the PRC provincial or national asset exchanges or other designated markets. Revenue is calculated at a fixed charge rate with the amount of the offering (prorated by the period length). The Group believes such arrangement represents a performance obligation that is satisfied at a point in time, therefore, the underwriting related advisory fees are recognized as revenue upon the closing of the offerings.

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

Supply chain solutions: For the year ended December 31, 2021, the Group also offered supplier chain financing advisory services to suppliers and merchants. Pursuant to the agreements with related suppliers, the Group earns advisory fees when suppliers receive the financing and the advisory fee is calculated as a fixed charge rate with the amount of the financing (prorated by the period length). The Group believes such arrangement represents a performance obligation that is satisfied at a point in time, therefore, the supplier chain advisory fees are recognized as revenue when the suppliers receive the financing.

Disaggregation of revenue from financial service

The Group derives revenue primarily from one-time commissions and recurring service fees paid by clients or financial product providers. The following tables show the revenue from financial services disaggregated by nature for the year ended December 31, 2021, 2020 and 2019:

	For the year ended December 31,
	2021	2020	2019
One-time commission fees	$90,853,014	$42,082,585	$2,525,524
Recurring service fees	1,214,460	107,606	-
Total	$92,067,474	$42,190,191	$2,525,524

Net Product Sales Revenues

In accordance with ASC 606, the Group evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When the Group is a principal, that the Group obtains control of the specified goods or services before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. When the Group is an agent and its obligation is to facilitate third parties in fulfilling their performance obligation for specified goods or services, the revenues should be recognized in the net amount for the amount of commission which the Group earns in exchange for arranging for the specified goods or services to be provided by other parties. Revenues are recorded net of value-added taxes.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

For the year ended December 31, 2021, the Group commenced a supply chain trading business, which involves acquiring products, primarily agriculture and chemical products, from suppliers at customers’ requests in most cases and selling them directly to customers. Sales contracts are entered into with each individual customer. The Group recognizes the product sales revenues from the supply chain trading business on a gross basis as the Group is acting as a principal in these transactions as the Group (i) is responsible for fulfilling the promise to provide the specified goods, (ii) is responsible for inventory risks and (iii) has discretion in establishing price. Revenues are recorded net of value-added taxes, or VAT. Revenue from the sales of goods is recognized when the products are delivered and title passes to customers.

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

Restricted Cash

The Group had restricted cash of $179,421 and $62,947 at December 31, 2021 and December 31, 2020, respectively, which are primarily security deposits related to our financing services. In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts presented in the statement of cash flows.

Short-term investments

The Group’s short-term investments include investments in wealth management products issued by commercial banks and financial institutions that have a stated maturity within one year and normally pay a prospective fixed interest rate. The wealth management products are unsecured and primarily invested in financial instruments with high credit ratings and good liquidity in the interbank and exchange markets, including but not limited to debt securities issued by financial institutions, central bank bills, interbank and exchange-traded bonds, and asset backed securities. The Group measures the short-term investments at fair value using the quoted subscription or redemption prices published or by discounting the future cash flows at the expected yield rate with reference to the expected benchmark yield rates of the wealth management product.

Credit losses

In 2016, the FASB issued ASC Topic 326, which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses. The guidance is applicable to accounts receivable and the Group adopted ASC Topic 326 on January 1, 2020. Accounts receivable are recorded at the original amounts less an allowance for any potential uncollectible amounts. The Group makes estimates of expected credit and collectability trends for the allowance for credit losses based upon assessment of various factors, including historical experience, the age of the accounts receivable balances, credit-worthiness of the customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the customers. The Group also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected. Expected credit losses for accounts receivable are recorded as general and administrative expenses on the consolidated statements of comprehensive income. The initial impact of applying ASC Topic 326 on the consolidated financial statements is immaterial to the Group’s retained earnings as of January 1, 2020.

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

The carrying amounts reported in the balance sheet for cash, accounts receivable, receivables from supplier chain financing, bank acceptance notes receivable, prepayments and advances to suppliers, loans to third parties, accounts payable, bank acceptance notes payable, advances from customers, payables to supply chain financing, taxes payable, due to related party and accrued expenses and other current liabilities, approximate their fair value based on the short-term maturity of these instruments. The Group believes that the carrying amount of the short-term loans approximate fair value based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rate.

Transfers into or out of the fair value hierarchy classifications are made if the significant inputs used in the financial models measuring the fair value of the assets and liabilities became unobservable or observable in the current marketplace. These transfers are considered to be effective as of the beginning of the period in which they occur. The Group did not transfer any assets or liabilities in or out of Level 2 and Level 3 during the years ended December 31, 2021 and 2020.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value of financial instruments (Continued)

Fair value measurements on a recurring basis

As of December 31, 2021, the financial instruments measured at fair value on a recurring basis are as follows:

	Fair value as of December 31,	Fair value measurement at reporting date
Description	2021	(Level 1)	(Level 2)	(Level 3)
Short-term investments:
Wealth management products and structure deposits	$40,666,617	$-	$40,666,617	-

As of December 31, 2020, the financial instruments measured at fair value on a recurring basis are as follows:

	Fair value as of December 31,	Fair value measurement at reporting date
Description	2020	(Level 1)	(Level 2)	(Level 3)
Short-term investments:
Wealth management products	$4,680,843	$-	$4,680,843	$-

Accounts receivable

Accounts receivable is stated at the historical carrying amount net of an allowance for uncollectible accounts. An allowance for uncollectable accounts is established based on management’s assessment of the recoverability of accounts and other receivables. Judgment is required in assessing the realizability of these receivables, including the current credit worthiness of each customer and the related aging analysis. An allowance is provided for accounts when management has determined that the likelihood of collection is doubtful. The Group writes off accounts and contract receivables against the allowance when a balance is determined to be uncollectible.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost of inventories is determined using the weighted average cost method. Adjustments to reduce the cost of inventories to its net realizable value for slow-moving merchandise and damaged goods are recorded in cost of goods sold. The Group considers factors such as historical and forecasted consumer demand when estimating the net realizable value. The Group takes ownership and risks of the products purchased.

Investment in limited partnership and other investments

The Group’s has an investment in a limited partnership that invests in debt securities, which has a stated maturity within five years and pays a prospective fixed rate of return. The Group classifies the investment in this limited partnership as held-to-maturity because it has both the positive intent and ability to hold it until maturity. This investment is recorded at amortized cost and is classified as long-term based on its contractual maturity.

Investments are reclassified as short-term when their contractual maturity date is less than one year. Investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value with changes in fair value recognized in earnings. Investments that do not meet the criteria of held-to-maturity or trading securities are classified as available-for-sale, and are reported at fair value with changes in fair value reported in other comprehensive income.

Stock-based compensation

The Company recognizes share-based compensation based on the fair value of equity awards on the date of the grant, with compensation expense recognized using a straight-line vesting method over the requisite service periods of the awards, which is generally the vesting period. The expected life assumption is primarily based on historical exercise patterns and employee post-vesting termination rates. The risk-free interest rate for the expected term of an option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is based on the Company’s current and expected dividend policy.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Long term investments

FASB ASU 2016-01 (“ASU 2016-01”), Recognition and Measurement of Financial Assets and Financial Liabilities amends certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The main provisions require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value through earnings unless they qualify for a measurement alternative.

Equity investments without readily determinable fair values

The Group elected to record equity investments without readily determinable fair values and not accounted for under the equity method at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investment in current earnings. Changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. Reasonable efforts are be made to identify price changes that are known or that can reasonably be known.

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

The investment held by the Group as of December 31, 2021 and 2020 represented the Group’s 23.08% equity interest in Wenzhou Jinda Holding Co., Ltd (“Jinda”). The Group considers it has significant influence over Jinda due to the level of ownership and its participation in their significant business operating and strategic decisions. Accordingly, the Group accounts for the investment using the equity method. For the years ended December 31, 2021, 2020 and 2019, the Group did not receive any dividends from this investment. For the years ended December 31, 2021, 2020 and 2019, the Group recognized its share of loss in Jinda of $41,379, $46,659, and nil, respectively.

Property and equipment, net

Property and equipment are recorded at cost. Depreciation and amortization is provided in amounts sufficient to recognize the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Transportation equipment	4 years
Office equipment	3 - 5 years
Electronic equipment	3 - 5 years
Leasehold improvements	Shorter of remaining lease term or life of assets

The Group charges maintenance, repairs and minor renewals directly to expense as incurred; major additions and betterments are capitalized.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible assets, net

Intangible assets acquired are recorded at cost less accumulated amortization. Amortization is provided in amounts sufficient to recognize the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Software	3-5 years
Trademarks	3-5 years
Technology	5-10 years

The estimated useful lives of amortizable intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives have changed.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as significant adverse changes to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the remaining useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the years ended December 31, 2021, 2020 and 2019.

Goodwill

Goodwill represents the excess of the consideration over the fair value of the identifiable assets and liabilities acquired at the date of acquisition. In January 2017, the FASB issued ASU 2017-04, “Intangibles—Goodwill and Other (Topic 350), simplifying the test for goodwill impairment”. The guidance removes Step 2 of the goodwill impairment test, which required a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value. The ASU is applicable for the annual or any interim goodwill impairment tests beginning after December 15, 2019. The adoption of this standard did not have a material impact on the Group’s consolidated financial statements. The Group tests goodwill at least annually for impairment at the reporting unit level. A reporting unit is the operating segment, or one level below that operating segment (the component level) if discrete financial information is prepared and regularly reviewed by management. However, components are aggregated as a single reporting unit if they have similar economic characteristics. The Group recognizes an impairment charge if the carrying amount of a reporting unit exceeds its fair value and the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill. When a portion of a reporting unit is disposed, goodwill is allocated to the gain or loss on disposition based on the relative fair values of the business or businesses disposed and the portion of the reporting unit that will be retained. For the years ended December 31, 2021, 2020 and 2019, the Group did not recognize any goodwill impairment charges.

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

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases (Continued)

The Group determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Group recognizes a “right of use” asset (“ROU”) and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. For finance leases, assets are included in property and equipment on the consolidated balance sheets. As most of the Group’s leases do not provide an implicit rate, the Group estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized loan basis with similar terms and payments, and in the economic environment where the leased asset is located. The Group’s leases often include options to extend and lease terms include such extended terms when the Group is reasonably certain to exercise those options. Lease terms also include periods covered by options to terminate the leases when the Group is reasonably certain not to exercise those options. Lease expense is recorded on a straight-line basis over the lease term.

The Group recognized ROU assets and total lease liabilities (including current and non-current) for operating leases as of January 1, 2019 upon adoption.

Research and development expenses

Research and development expenses mainly consist of salary and welfare benefits and bandwidth costs incurred for the development and enhancement to the Group’s websites and platform applications. Research and development expenditures are expensed as incurred. Research and development expense were $1,599,728, $817,770, and $155,216 for the years ended December 31, 2021, 2020 and 2019, respectively.

Income taxes

The Group’s subsidiaries in China are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC and Hong Kong for the years ended December 31, 2021, 2020 and 2019. The Group accounts for income tax under FASB ASC Section 740 which utilizes the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the differences between financial statement carrying amounts of assets and liabilities versus the tax basis of assets and liabilities. Deferred tax assets are also provided for carryforward losses which can be used to offset future taxable income. Deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. A valuation allowance is established against net deferred tax assets when it is more likely than not that some portion or all of the net deferred tax asset will not be realized. The Group provided a valuation allowance of $624,905 and $368,165 on the net deferred tax assets as of December 31, 2021 and 2020, respectively.

The Group continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest related to underpayment of income taxes for uncertain tax positions are classified as income tax expense in the period incurred. No penalties or interest relating to uncertain tax positions has been incurred during the years ended December 31, 2021, 2020 and 2019. As of December 31, 2021, the tax years ended December 31, 2019 through December 31, 2021 for the Group’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

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

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

	December 31, 2021	December 31, 2020	December 31, 2019

Balance sheet items, except for equity accounts	US$1=RMB 6.3726	US$1=RMB 6.5250	US$1=RMB 6.9618
Items in the statements of income and cash flows	US$1=RMB 6.4508	US$1=RMB 6.9042	US$1=RMB 6.9081
Balance sheet items, except for equity accounts	US$1=HKD 7.7996	US$1=HKD 7.7534	US$1=HKD 7.7894
Items in the statements of income and cash flows	US$1=HKD 7.7727	US$1=HKD 7.7559	US$1=HKD 7.8351

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

Credit risk and concentrations

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and accounts receivable. As of December 31, 2021, and 2020, $91,627,041 and $22,198,257 of the Group’s cash and cash equivalents and restricted cash from continuing operations was on deposit at financial institutions in the PRC and Hong Kong, which the management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them for up RMB 500,000 (USD $72,000). Such Deposit Insurance Regulations would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the coverage limit. However, the Group believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash and short-term investments are financially sound based on public available information. In Hong Kong, the DPS is established under the Deposit Protection Scheme Ordinance (DPS Ordinance). In case a member bank of DPS (a Scheme member) fails, the DPS will pay compensation up to a maximum of HK$500,000 (approximately US$64,000) to each depositor of the failed Scheme member. Balances in excess of the insured amount as of December 31, 2021 was approximately $89,804,000.

Accounts receivable is typically unsecured and derived from revenue earned from customers, and is thereby exposed to credit risk. The risk is mitigated by the Group’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Earnings (loss) per share

The Group computes earnings (loss) per share (“EPS”) in accordance with FASB ASC 260, “Earnings per Share” (“ASC 260”). Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding (including pre-funded warrants) for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2021, 2020, and 2019, no dilutive outstanding instruments were included in the computation of diluted EPS.

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

Note 3 — SHORT-TERM INVESTMENTS

The following table summarizes the Company’s short-term investments as of December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020

Wealth management products, cost	$10,034,523	$4,597,701
Structured deposits	29,815,146	-
Add: Accrued interest receivable	816,948	83,142
Total short-term investments	$40,666,617	$4,680,843

As of December 31, 2021, short-term investments consist of investments in wealth management products issued by financial institutions of which the underlying assets are loans receivable or capital lease receivables and investments in structured deposits issued by a commercial bank. As of December 31, 2020, the short-term investment primarily consists of investments in wealth management products issued by financial institutions of which the underlying assets are loans receivable or capital lease receivables. All the short investments have a stated maturity within 12 months and pay the prospective rates of return in the range from 1.8% to 9%. The Company recorded investment income on the products of $816,948, $83,142 and nil for the years ended December 31, 2021, 2020 and 2019, respectively.

Note 4 — ACCOUNTS RECEIVABLE, NET

The accounts receivable consists of the following:

	December 31, 2021	December 31, 2020

Account receivable from services	$11,592,952	$5,018,839
Account receivable from sales	7,004,013	-
Total	18,596,965	5,018,839
Less: allowance for doubtful accounts	(80,815)	(78,927)
Accounts receivable, net	$18,516,150	$4,939,912

Note 5 — RECEIVABLES FROM SUPPLY CHAIN SOLUTIONS

As of December 31, 2021, and 2020, the balance of receivables from supply chain solutions amounted to $59,792,613 and $10,741,981, respectively. The age of these financing receivables is generally within 12 months. Since the related suppliers pledge their inventory to guarantee the repayment of these receivables in the short term, no provision for doubtful accounts was recorded for the year ended December 31, 2021 and 2020. As of the date of this report, the Group has collected approximately 44.3 million of this receivable.

Note 6 — LOANS TO THIRD PARTIES

Loans to third parties consist of the following:

	December 31, 2021	December 31, 2020

Sichuan Jingpin Construction Decoration Engineering Co., Ltd (1)	$298,151	$306,514
Henan Tianxia Kang Trading Co., Ltd (2)	-	1,609,195
Total loan to third parties	298,151	1,915,709
Less: allowance for doubtful account	298,151	-
Loan to third parties, net	$-	$1,915,709

(1)	The Group made a loan to Sichuan Jingpin Construction Decoration Engineering Co., Ltd (“Jingpin”) on February 10, 2020. The loan was to earn interest of 18% and its principal and interest were due on February 10, 2021. Jingpin repaid $15,502 (RMB 100,000). The Company recorded a $298,151 allowance for the outstanding balance as of December 31, 2021 due to that management estimated collection of amounts due are at risk.

(2)	The Group made a loan to Henan Tianxia Kang Trading Co., Ltd (“Tianxia Kang”) on December 28, 2020. The loan was interest free due to the short term and due on January 28, 2021. The loan was repaid on January 13, 2021. On January13, 2021, the Group provided a new interest-free loan of $1,627,352 (or RMB 10.5 million) to Tianxia Kang due on July 13, 2021, which was repaid on July 9, 2021.

The Group classifies loans to third parties as held-to-maturity investments, because the loans have a stated maturity. In addition, the Group has the positive intent and ability to hold them until maturity. Held-to-maturity investments are recorded at amortized cost and are classified as long-term or short-term according to their contractual maturities.

Note 7 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	December 31, 2021	December 31, 2020
Transportation equipment	$663,424	$505,423
Office equipment	85,565	258,420
Electronic equipment	84,126	375,991
Leasehold improvements	417,092	388,792
Subtotal	1,250,207	1,528,626
Less: accumulated depreciation and amortization	(786,051)	(872,983)
Property, plant and equipment, net	$464,156	$665,643

Depreciation expense was $200,655, $211,796 and $15,551 for the years ended December 31, 2021, 2020 and 2019, respectively.

Note 8 — INTANGIBLE ASSETS, NET

The following is a summary of intangible assets as of December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Software	$508,961	$479,000
Technology	4,660,578	4,551,724
Total intangible assets	5,169,539	5,030,724
Less: accumulated amortization	(2,318,686)	(1,304,122)
Intangible assets, net	$2,850,853	$3,726,602

Amortization expense was $ 971,453, $945,744 and $266,858 for the years ended December 31, 2021, 2020 and 2019, respectively.

Note 9 — INVESTMENT IN LIMITED PARTNERSHIP AND OTHER INVESTMENTS

During the year end December 31, 2020, the Group invested, as a limited partner, $15,962,799 (RMB101,724,531) into a Limited partnership (“LP”), which invests the funds in debt securities of private companies. Pursuant to the agreement, the LP’s investment in debt securities have a fixed interest rate of 8% starting in August 2020 for a term of 5 years. The interest is due on an annual basis. The Group values its investment in the LP at amortized cost and classified it as long-term according to the underlying debt contractual maturities. As of December 31, 2021, the carrying value of this investment was $16,207,152, consisting of the principal balance of $15,962,799 and interest receivable of $244,353. As of December 31, 2020, the carrying value of this investment was $15,736,927, consisting of the principal balance of $15,589,966 (or RMB101,724,531) and interest receivable of $146,961. For the year ended December 31, 2021 and 2020, the Group recognized interest income from investment $892,308 and $146,961, respectively. For the years ended December 31, 2021 and 2020, the Group received cash distributions of $799,569 and nil, respectively. For the years ended December 31, 2021 and, 2020, the Group did not recognize any impairment loss for the investment in the LP.

Note 10 — SHORT TERM BANK LOANS

Short-term bank loans consisted of the following loans:

Lender	December 31, 2021	Term	Effective Interest Rate
China Everbright Bank	$470,765	March 30, 2021 to March 29, 2022	4.35%
Zhejiang Tailing Bank	313,844	February 08, 2021 to February 08, 2022	5.88%
Total	784,609
Less: current portion	784,609
Long term portion	$-

All principal of the above loans as of December 31, 2021 are due upon maturity and interest payments are due on a quarterly or monthly basis.

The Group repaid $313,844 to Zhejiang Tailong Bank on February 08, 2022, and $470,765 to China Everbright Bank on March 25, 2022

Interest expense for these loans was $ 31,355, nil and nil for the years ended December 31, 2021, 2020 and 2019, respectively.

Note 11 — LEASES

Leases are classified as operating leases or finance leases in accordance with FASB ASC 842. The Group’s operating leases are principally for office facilities. For leases with terms greater than 12 months, the Group records the related right-of-use asset and lease liability at the present value of lease payments over the term. The right-of-use Asset is amortized over the life of the lease. Certain leases include rental escalation clauses, renewal options and/or termination options, which are factored into the Group’s determination of lease payments when appropriate.

As of December 31, 2021, the weighted average remaining lease term was 1.21 years and the weighted average discount rate was 4.65% for the Group’s operating leases. The Group’s lease costs are included within cost of revenue and selling and administrative expenses on the consolidated statements of operations. For the year ended December 31, 2021, the lease cost amounted to $680,033.

As of December 31, 2020, the weighted average remaining lease term was 1.99 years and the weighted average discount rate was 4.75% for the Group’s operating leases. The Group’s lease costs are included within cost of revenue and selling and administrative expenses on the consolidated statements of operations. For the year ended December 31, 2020, the lease cost amounted to $578,689.

As of December 31, 2019, the weighted average remaining lease term was 3.75 years and the weighted average discount rate was 4.75% for the Group’s operating leases. The Group’s lease costs are included within selling and administrative expenses on the consolidated statement of operations. For the year ended December 31, 2019, the lease cost amounted to $63,749.

The future undiscounted aggregate minimum lease payments under non-cancellable operating leases are as follows as of December 31, 2021:

Year ended December 31,	Amount
2022	$343,408
2023	158,177
2024	-
2025	-
2026	-
thereafter	-
Total undiscounted future minimum lease payments	501,585
Less: Amounts representing interest	14,899
Total present value of operating lease liabilities	486,686
Less: current portion of operating lease liabilities	337,698
Non-current portion of operating lease liabilities	$148,988

Note 12 — INCOME TAXES

Taxes payable consisted of the following:

	December 31, 2021	December 31, 2020

Income tax payable	$6,654,091	$2,045,559
Value added tax payable	1,971,625	889,257
Business tax payable	139,137	43,704
Withholding taxes payable	2,720	112,113
Other taxes payable	84,325	42,405
Total taxes payable	$8,851,898	$3,133,038

BVI

Nisun International, formerly known as Hebron Technology, and Nisun BVI were incorporated in the BVI and are not subject to income taxes under the current laws of the BVI.

Cayman

Nami Cayman is incorporated in the Cayman Islands and is not subject to income taxes under the current laws of the Cayman Islands.

Hong Kong

Nisun HK and Nami HK are the companies registered in Hong Kong and subject to a corporate income tax rate of 16.5% if revenue is generated in Hong Kong. No revenue was generated in Hong Kong for the years ended December 31, 2021 and 2020.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. Starting from the year ended December 31, 2020, Fintech qualified as a High-technology Company and is subject to a favorable income tax rate of 15%. Fintech’s High-technology certificate is valid for three years starting from November 2020 and subject to renewal. In accordance with the implementation rules of the Income Tax Law of the PRC, for the enterprises newly established in the Horgos Development Zone within the scope of "preferential catalogue of income tax for key industries encouraged to develop in Xinjiang's difficult areas", the entity shall be exempt from the enterprise income tax for five years from the tax year of the first production and operations income. Khorgos is established in the Horgos Development Zone and its income tax is eligible to be exempt for five years starting from the year ended December 31, 2019. For the year ended December 31, 2021, Jilin Lingang, Jilin Lingang Hengda, Liaogang SH, Fintech Zibo, Fintech Mongolia, Fintech Shanxi, Fintech SX, Fintech Ningbo, Fintech Shandong, Nisun Gold, and Fintech Jiangxi are subject to a favorable income tax rate of 2.5% due to being small-scale taxpayers. The remaining Group’s subsidiaries, VIEs and VIEs’ subsidiaries from the financial services business are subject to corporate income tax at the PRC unified rate of 25%.

i)	The components of the income tax provision (benefit) are as follows:

	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Current tax provision	$9,996,987	$1,525,824	$-
Deferred tax provision (benefit)	272,514	(584,760)	(55,731)
Total	$10,269,501	$941,064	$(55,731)

Note 12 — INCOME TAXES (CONTINUED)

ii)	The following table summarizes deferred tax assets resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	December 31, 2021	December 31, 2020
Deferred tax assets
Provision for doubtful accounts	$624,905	$368,165
Operating loss carryforwards	-	456,370
Total deferred tax assets	624,905	824,535
Less: valuation allowance	(624,905)	(368,165)
Net deferred tax assets	$-	$456,370

The change in valuation allowance for the years ended December 31, 2021, and 2020 amounted to $ 256,740, and $973,712, respectively.

	December 31, 2021	December 31, 2020
Deferred tax liabilities
Intangible assets acquired from business combinations	$504,033	$676,015
Total deferred tax liabilities	$504,033	$676,015

As the PRC does not allow the filing of consolidated tax returns, the deferred taxes relate to separate entities that file their own tax returns and therefore could not be offset with each other. The following table reconciles the China statutory rates to the Group’s effective tax rate for the years ended, 2021, 2020 and 2019:

	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
China Income tax statutory rate	25.0%	25.0%	25.0%
Effect of favorable income tax rates	(8.3)%	(23.8)%	(25.0)%
Effect of temporary differences	0.6%	1.2%	(4.7)%
Effect of non-deductible expenses	7.7%	10.1%	-
Effect of previous year net operating loss	-	(3.8)%	-
Effective tax rate for the continuing operation	25.0%	8.7%	(4.7)%

The Group continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of December 31, 2021, the tax years ended December 31, 2019 through December 31, 2021 for the Group’s PRC subsidiaries, VIEs and the subsidiaries of VIEs remain open for statutory examination by PRC tax authorities.

The per share effect of favorable income tax rates for the years ended December 31, 2021, and 2020 were $0.16, and $ 0.14, respectively.

Note 13 — CONCENTRATION OF MAJOR CUSTOMERS

Substantially all of the Group’s revenue from financial services and the supply chain trading business is derived from customers that are located primarily in China. The Group has a concentration of its revenues with specific customers. For the year ended December 31, 2021, two customer accounts for 37% and 15% of the Group’s total revenue from the financial services business and two customers accounted for 71% and 10% of the Group’s total revenue from its supply chain trading business. For the year ended December 31, 2020, three customers accounting for 31%, 21% and 12% of the Group’s total revenue. As of December 31, 2021, two customers accounted for approximately 31% and 29% of the Group’s total accounts receivable balance. As of December 31, 2020, three customers accounted for approximately 45%, 20% and 17%, of the Group’s total accounts receivable balance.

Note 14 — SHAREHOLDERS’ EQUITY

The Group has 50,000,000 authorized common shares at $0.001 par value, consisting of 40,000,000 authorized Class A common shares and 10,000,000 Class B common shares, of which 39,812,629 and 20,555,129 Class A common shares were issued and outstanding as of December 31, 2021 and December 31, 2020, respectively. No class B common shares are outstanding as of December 31, 2021 and 2020.

On June 14, 2019, the Shareholders of the Company approved a share transfer transaction with Wise Metro Development Co., Ltd., a British Virgin Islands company (“Wise”) and Mr. Zuoqiao Sun Zhang, a citizen of Guatemala (“Sun Zhang”); and together with Wise, (“Sellers”) of all of such Sellers’ Class B common shares of the Group to NiSun International Enterprise Management Group Co., Ltd., a company organized under the laws of Cayman Islands (“NiSun Cayman”). Upon the close of the transaction, NiSun Cayman purchased (i) Wise’s 1,800,000 Class B common shares of The Group and (ii) Sun Zhang’s 5,978,400 Class B common shares of The Group, which constituted approximately 47.8% of all of The Group’s outstanding common shares at the time of the Closing on a fully diluted basis (Wise’s and Sun Zhang’s Class B common shares are referred to as the “Shares”). The Shares were automatically converted into Class A common shares upon transfer from the Sellers to the Buyer, and upon such transfer, the Group had no remaining issued and outstanding Class B common shares. The Class A shares are entitled to one vote per share. The transaction was closed in July 2019.

Additional paid-in capital

On November 20, 2019, NiSun Cayman, the controlling shareholder of the Group, contributed additional capital of $3,582,781 which has been shown as additional paid-in capital. On June 30, 2020, Nisun Cayman, contributed additional capital of $4,550,000 which has been shown as additional paid-in capital.

Private placement 2019

On December 6, 2019, the Group and certain institutional investors entered into a share purchase agreement pursuant to which the Group sold 1,048,932 Class A common shares at $6.21 per share. The transaction closed on May 1, 2020 and the Group received net proceeds of $6,503,378.

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

On April 6, 2020, the Board initially granted an aggregate of 300,000 restricted Class A common shares to the Group’s CFO and two officers of which subsequently 67,000 shares were forfeited and cancelled. The fair value of these restricted Class A common shares was $1,721,870, determined using the closing price of $7.39 on April 6, 2020. Pursuant to the agreement, one-third (33%) of the common shares of restricted stock vested on the date of the grant and the first anniversary of the date of grant; and the remaining 34% will vest on the second anniversary of the date of the grant. For the year ended December 31, 2021, and 2020, the Group recognized share-based compensation of $498,825 and $1,097,415, respectively. As of December 31, 2021, the Group had unrecognized share-based compensation of $125,630 which is expected to be recognized in the quarter ending March 31, 2022.

Note 14 — SHAREHOLDERS’ EQUITY (CONTINUED)

On September 24, 2021, the Board initially granted an aggregate of 7,500 Class A common shares to three non-employee directors. The fair value of these Class A common shares was $71,175, determined using the closing price of $9.49 on September 24, 2021. On September 4, 2020, the Company entered into certain engagement letter with three employee directors. Pursuant to the agreement, each of the Directors will have served the Company for a full year and on September 4, 2021, the anniversary date of their appointment as a director, and be entitled to receive such agreed-upon compensation pursuant to their respective Engagement Letters.

Public and registered direct offerings

On December 13, 2021, the Company completed an underwritten public offering of approximately $77 million, before deducting underwriting discounts, commissions and other offering expenses. The offering consisted of ((i) 12,190,000 shares of Class A common shares and (the “December 2021 Common shares”) (ii) pre-funded warrants to purchase 7,060,000 Class A Common Shares (the “Pre-Funded Warrants”). Each Pre-funded Warrants entitles the holder to purchase one Class A Common Share at an exercise price of $0.001 per share until the Pre-funded Warrants are exercised in full, subject to adjustment as provided in the Prefunded Warrant. The Pre-Funded Warrants are exercisable at any time after the date of issuance upon payment of the exercise price.

Management determined that the Pre-Funded Warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to its own stock. The warrants were recorded at their fair value on the date of issuance as a component of shareholders’ equity. In addition, since these warrants are exercisable for a nominal amount, they have been shown as exercised when issued and as outstanding common stock in the accompanying financial statements and earnings per share calculations.

As of December 31, 2021, none of 7,060,000 Pre-Funded Warrants have been exercised.

Note 15 — RELATED PARTY TRANSACTIONS

The table below sets forth major related parties of The Group and their relationships with the Group:

Entity or individual name	Relationship with the Group
Shanghai NiSun Enterprise Management Group Co., Ltd (“NiSun Shanghai”)	An affiliated entity controlled by the ultimate controlling shareholder of the Group
Nisun International Enterprise Management Group Co., Ltd (“Nisun Cayman”)	A shareholder who owns 23.75% equity interest of the Group
Mr. Bodang Liu	The ultimate controlling shareholder of the Group
Mr. Anyuan Sun	Former Chief executive officer of the Group
Mr. Jian Lin	The shareholder of Wenzhou Jinda
Hong Kong Xibolun Technology Limited (“Hebron HK”)	The entity disposed on November 30, 2020

(a)	The Group entered into the following related party transactions:

Starting on July 12, 2019, the Group rented an office from NiSun Shanghai and incurred $136,532, $127,565 and $63,749 of rent expense for the years ended December 31, 2021, 2020 and 2019, respectively.

(b)	The Group had the following significant related party balances:

During the year ended December 31, 2020, Nisun Cayman advanced $10,528,965 (RMB 69,883,631) as a loan to the Group. The loan is due on demand and without interest.

As of December 31, 2020, the Group had a due to related party balance of $393,148 owning to Mr. Bodang Liu. The Group repaid Mr. Liu during the year ended December 31, 2021.

For the year ended December 31, 2020, the Group paid approximately $6.5 million (RMB 45.9 million) related to the purchase price payable for the acquisition of Nisun BVI. The due to related party balance is non-interest bearing and due on demand.

As of December 31, 2021, the Group had a due from related party balance of $10,662 from Nisun Shanghai, an affiliated entity controlled by our controlling shareholder.

As of December 31, 2020, the Group had a due to related party balance of $1,379,310 to Nisun Shanghai. The due to related party balance was non-interest bearing and was repaid on March 09, 2021 and February 26, 2021

Note 15 — RELATED PARTY TRANSACTIONS (CONTINUED)

As of December 31, 2021 and 2020, the Group had a due to related party balance of $295,336 and $298,851, respectively, due to Mr. Jian Lin, the shareholder of Wenzhou Jinda. The Group owns a 23.08% equity interest in Wenzhou Jinda. The due to related party balance is non-interest bearing and due on demand.

For the year ended December 31, 2020, the Group disposed of Hebron HK and the Purchaser - Wise Metro Development Co., Ltd. agreed to pay approximately $15.0 million (RMB98.3 million) in accordance with the Equity Transfer Agreement. The receivable from the sale of the discontinued operations was fully collected in April 2021.

Note 16 — COMMITMENTS AND CONTINGENCIES

The Group may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Group determines whether an estimated loss for a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. The Group was not aware of any litigation, lawsuits or claims as of December 31, 2021.

On June 3, 2020, a short seller issued a report alleging that, among other things, the private placement the Group consummated in December 2019, Hengpu and Nami acquisitions were related party transactions which the Group failed to disclose. The Group had conducted an independent investigation by special counsel that concluded that the allegations were substantially unfounded. A shareholder class action lawsuit was filed against the Group and certain of the Group’s directors and officers. On March 19, 2021, the Group submitted a motion to the court to dismiss this lawsuit. On September 22, 2021, the Court dismissed the Class Action in its entirety, and the case was closed.

Note 17 — SUBSEQUENT EVENTS

Authorization of Common Shares

On January 13, 2022, the Company adopted the Amended and Restated Memorandum and Articles of Association of the Company to increase the authorized number of Class A common shares, par value of $0.001 each. On February 2, 2022, the Company filed the Amended M&A with the British Virgin Islands Registrar of Corporate Affairs. Pursuant to the Amended M&A, the Company is authorized to issue a maximum of 310,000,000 Common Shares divided into (i) 300,000,000 Class A Common Shares, and (ii) 10,000,000 Class B Common Shares of par value of $0.001 each.

Acquisition of Youjiatian

On January 14, 2022, the Group entered into a share acquisition agreement with Henan Youjiatian Agricultural Technology Co., Ltd (“Youjiatian”) and its sole shareholder to acquire a 51% equity interest in Youjiatian for cash consideration of RMB 0.51 million (approximately $80,280) and closed the acquisition on January 31, 2022 (the “closing date”). Upon completion of the acquisition, Youjiatian became a subsidiary of Fintech Henan, a subsidiary of a VIE of the Group. Youjiatian is an agricultural supply chain management company based in the PRC. The Group expects to achieve significant synergies from such acquisition which it plans will complement its supply chain financing business.

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

In accordance with the PRC laws and regulations, statutory reserve funds can only be used for specific purposes and are not distributable as cash dividends. As a result of these PRC laws and regulations that require annual appropriation of 10% of net after-tax profits determined in accordance with PRC accounting standards and regulations to be set aside prior to payment of dividends as a general reserve fund or statutory surplus fund until such reserve reaches 50% of the registered capital. Therefore, The Group’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Group. For the years ended December 31, 2021 and 2020 the statutory reserve balance for the Group's entities established in the PRC was $6,942,111 and $2,190,847, respectively.

Note 19 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Group performed a test on the restricted net assets of its consolidated subsidiaries and VIEs (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements”. Such restricted net assets amounted to approximately $64.6 million, or 35.0% of the Group’s total consolidated net assets, as of December 31, 2021. Based upon this percentage, the Group is required to disclose the financial information for the parent company.

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

The Group did not have any significant or other commitments, long-term obligations or guarantees as of December 31, 2021 and 2020.

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

a)	Condensed parent company balance sheets:

	December 31, 2021	December 31, 2020
Assets:
Cash and cash equivalents	$68,296,949	$2,426
Due from intercompany and others	7,582,199	14,951,086
TOTAL CURRENT ASSETS	75,879,148	14,953,512
Other non-current asset	-	-
Investment in subsidiaries, VIE, and VIEs’ subsidiaries	115,680,581	80,260,786
TOTAL ASSETS	$191,559,729	$95,214,298
LIABILITIES
CURRENT LIABILITIES
Accrued expenses and other liabilities	$10,933,373	$18,371,779
TOTAL CURRENT LIABILITIES	10,933,373	18,371,779
Commitments and contingencies
Shareholders’ equity
Class A common stock, $0.001 par value, 40,000,000 shares authorized, 20,555,129 and 17,710,471 shares issued and outstanding as of December 31, 2020 and 2019, respectively.	39,813	20,555
Class B common stock, $0.001 par value, 10,000,000 shares authorized, no shares issued and outstanding as of December 31, 2020 and 2019	-	-
Additional paid-in capital	130,318,637	59,472,255
Unearned compensation	(125,630)	(624,455)
Retained earnings	37,819,226	9,629,712
Statutory reserve	6,942,111	4,751,264
Accumulated other comprehensive income	5,632,199	3,593,188
Total shareholders’ equity	180,626,356	76,842,519
Total liabilities and shareholders’ equity	$191,559,729	$95,214,298

b)	Condensed statements of comprehensive income (loss)

	For the year ended December 31,
	2021	2020		2019

Selling and marketing	$-	$		$(15,005)
Administrative	(3,071,681)		(1,098,668)	(408,656)
Other income (expense)	-			(820)
Share of profit (loss) in subsidiaries, VIEs and VIEs’ subsidiaries	33,452,042		(11,993,122)	3,164,471
Net income (loss)	30,380,361		(13,091,790)	2,739,990
Other comprehensive income
Foreign currency translation adjustment	2,039,011		5,507,420	(561,091)
Comprehensive income (loss)	32,419,372		(7,584,370)	2,178,899
Comprehensive loss attributable to non-controlling interests	(2,051)		(2,172)	-
Comprehensive (loss) income attributable to shareholders	$32,421,423		$(7,582,198)	$2,178,899

c)	Condensed statement of cash flows

	For the year ended December 31,
	2021	2020	2019

Cash flows from operating activities:
Net income (loss)	$30,380,361	$(13,091,790)	$2,739,990
Adjustments to reconcile net income (loss) to net cash used in operating activities
Share of profit (loss) in subsidiaries, VIEs and VIEs’ subsidiaries	(33,449,939)	11,991,588	(3,164,471)
Shares-based compensation	570,000	1,097,415	-
Due from intercompany and others	(364)	-	(38,561)
Accrued expenses and other current liabilities	-	-	467,648
Net cash (used in) provided by operating activities	(2,499,942)	(2,787)	4,606

Cash flows from financing activities:
Proceeds from issuance of shares and warrants	70,794,465	-	-
Net cash provided by financing activities	70,794,465	-	-
Net increase (decrease) in cash and cash equivalents	68,294,523	(2,787)	4,606
Cash and cash equivalents at beginning of the year	2,426	5,213	607
Cash and cash equivalents at end of the year	$68,296,949	$2,426	$5,213

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

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