Form 20-F
period 2022-12-31
Nisun International Enterprise Development Group Co., Ltd
filed 2023-08-08
CIK 1603993

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Floor 20-21, No. 55 Loushanguan Road, Changning District,

Shanghai, Peoples Republic of China

(Address of principal executive offices)

Changjuan Liang, Chief Financial Officer

+86-577-8689-5678– telephone

liangchangjuan@cnisun.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Symbol	Name of each exchange on which registered
Class A common shares, par value $0.01 per share	NISN	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares as of the close of the period covered by the annual report: 3,749,716 Class A Common Shares and Nil Class B Common Shares.

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

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

References to “offshore subsidiaries” are to:

●	NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd. (“NiSun BVI”) (also referred to as 宁圣国际企业管理集团（维尔京群岛）有限公司), a limited company established under the laws of the British Virgin Islands and a wholly-owned subsidiary of Nisun International;

●	NiSun International Enterprise Management Group (Hong Kong) Co., Limited (“NiSun HK”) (also referred to as 宁圣国际企业管理集团（香港）有限公司), a limited company established under the laws of Hong Kong and a wholly-owned subsidiary of NiSun BVI;

●	Nami Holding (Cayman) Co., Ltd. (“Nami Cayman”), a Cayman Islands exempted company established under the laws of the Cayman Islands and a wholly-owned subsidiary of Nisun International; and

●	Nami Holding (Hong Kong) Co., Limited (“Nami HK”), a Hong Kong company and a wholly-owned subsidiary of Nami Cayman.

References to “PRC subsidiaries” are to:

●	NiSun (Shandong) Industrial Development Co., Ltd. (“NiSun Shandong”) (also referred to as 宁圣(山东)产业发展有限公司), a wholly foreign owned enterprise (“WFOE”) and wholly-owned subsidiary of Nisun HK;

●	NiSun Ocean (Qingdao) Supply Chain Investment Co., Ltd. (“NiSun Ocean”) (also referred to as 宁圣海洋 (青岛)供应链投资有限公司), a WFOE and wholly-owned subsidiary of NiSun HK;

●	Zhumadian NiSun Supply Chain Management Co., Ltd (“ZMD NiSun”) (also referred to as 驻马店宁圣供应链管理有限公司), a WFOE and wholly-owned subsidiary of NiSun HK;

●	NiSun (Beijing) Supply Chain Management Co., Ltd. (“NiSun Beijing”) (also referred to as 宁圣（北京）供应链管理有限公司), a WFOE and wholly-owned subsidiary of NiSun HK;

●	NingChen (Shanghai) Enterprise Management Co., Ltd (“NingChen”) (also referred to as 宁臣(上海)企业管理有限公司), a wholly-owned subsidiary of NiSun Shandong;

●	Shanghai Naqing Enterprise Management Co., Ltd. (“Naqing”) (also referred to as 上海纳卿企业管理有限公司), a wholly-owned subsidiary of NiSun Shandong;

●	Qingdao Sailang International Trade Co., Ltd (“Qingdao Sailang”) (also referred to as青岛赛朗国际贸易有限公司), a wholly-owned subsidiary of NiSun Ocean;

●	Rizhao Sailang Mining Co., Ltd (also referred to as日照赛朗矿业有限公司), a wholly-owned subsidiary of Qingdao Sailang;

●	NiSun Supply Chain Management (MiShan) Co., Ltd (also referred to as宁圣供应链管理(密山市)有限公司), a wholly-owned subsidiary of Qingdao Sailang;

●	Gansu Zhonghexi Trading Co., Ltd (also referred to as 甘肃众禾熙商贸有限公司), a 65% owned subsidiary of Qingdao Sailang;

●	NiSun Haiyuan (Qingdao) Supply Chain Co., Ltd (also referred to as宁圣海缘(青岛)供应链有限公司), a 51% owned subsidiary of NiSun Ocean;

●	Shandong Taiding International Investment Co., Ltd (“Taiding”) (also referred to as 山东泰鼎国际投资有限公司), a joint venture company established under the laws of PRC and 80% owned by NiSun BVI;

ii

References to “consolidated affiliated entities” are to: variable interest entities (“VIEs”) and subsidiaries of VIEs.

References to VIEs are to:

●	Fintech (Shanghai) Digital Technology Co., Ltd (“Fintech”) (also referred to as 范太克(上海)数字科技有限公司), a PRC company and a consolidated affiliate controlled by Ningchen through a series of VIE agreements;

●	Beijing Hengtai Puhui Information services Co., Ltd (“Hengpu”) (also referred to as 北京恒泰普惠信息服务有限公司), a PRC company and a consolidated affiliate controlled by Ningchen through VIE agreements;

●	Shanghai Luyao Financial Consulting Co., Ltd. (also referred to as上海禄邀财务咨询有限公司), a PRC company and a consolidated affiliate controlled by Ningchen through VIE agreements;

References to VIE subsidiaries are to:

●	Horgos Fintech Network Technology Co., Ltd (“Horgos”) (also referred to as 霍尔果斯泛太克网络科技有限公司), a wholly-owned subsidiary of Fintech;

●	Fintech Supply Chain Management (Jiangsu) Co., Ltd. (“Fintech Jiangsu”) (also referred to as 范太克供应链管理(江苏)有限公司), a wholly-owned subsidiary of Fintech;

●	Fintech Supply Chain Management (Shandong) Co. Ltd. (“Fintech Shandong”) (also referred to as 范太克供应链管理(山东)有限公司), a wholly-owned subsidiary of Fintech;

●	Fanlunke Supply Chain Management (Shanghai) Co., Ltd. (“Fanlunke”) (also referred to as 范伦克供应链管理(上海)有限公司), a wholly-owned subsidiary of Fintech;

●	Fintech Supply Chain Management (Ningbo) Co. Ltd. (“Fintech Ningbo”) (also referred to as 范太克供应链管理(宁波)有限公司), a wholly-owned subsidiary of Fintech;

●	Fintech (Henan) Supply Chain Management Co. Ltd. (“Fintech Henan”) (also referred to as 范太克(河南)供应链管理有限公司), a wholly-owned subsidiary of Fintech;

●	Fintech (Zibo) Supply Chain Management Co. Ltd. (“Fintech Zibo”) (also referred to as 范太克(淄博)供应链管理有限公司), a wholly-owned subsidiary of Fintech Henan;

●	Shaanxi Fintech Supply Chain Management Co. Ltd. (“Fintech Shanxi”) (also referred to as 陕西范太克供应链管理有限公司), a wholly-owned subsidiary of Fintech dissolved in February 2023;

●	Fintech Supply Chain Management (Shanxi) Co. Ltd. (“Fintech SX”) (also referred to as 范太克供应链管理(山西)有限公司), a wholly owned subsidiary of Fintech in the process of dissolving;

●	Jiangxi Fintech Supply Chain Management Co. Ltd. (“Fintech Jiangxi”) (also referred to as 江西范太克供应链管理有限公司), a wholly owned subsidiary of Fintech dissolved in May 2023;

●	Jilin Province Lingang Supply Chain Management Co., Ltd. (“Jilin”) (also referred to as 吉林省临港供应链管理有限公司), a wholly-owned subsidiary of Fintech;

iii

●	Jilin Province Lingang Hengda Supply Chain Management Co. Ltd. (“Hengda”) (also referred to as 吉林省临港恒达供应链管理有限公司), a wholly-owned subsidiary of Jilin;

●	Liaogang NiSun (Yingkou) Supply Chain Management Co. Ltd. (“Liaogang”) (also referred to as 辽港宁圣(营口)供应链管理有限公司), a 51% owned subsidiary of Fintech;

●	Liaogang NiSun (Shanghai) Supply Chain Management Co., Ltd. (“Liaogang SH”) (also referred to as 辽港宁圣(上海)供应链管理有限公司), a wholly-owned subsidiary of Liaogang;

●	Fintech Supply Chain Management (Anhui) Co., Ltd (also referred to as范太克供应链管理(安徽)有限公司), a wholly-owned subsidiary of Fanlunke;

●	Fintech Supply Chain Management (Shenzhen) Co., Ltd (also referred to as范太克供应链管理(深圳)有限公司), a wholly-owned subsidiary of Fanlunke;

●	Henan NiSun Huaixiang Food Co., Ltd (also referred to as河南宁圣怀香食品有限公司), a wholly-owned subsidiary of Fintech;

●	Nanjing NiSun Gold Co., Ltd. (“NiSun Nanjing”) (also referred to as 南京宁圣黄金有限公司), a wholly-owned subsidiary of Fintech; and

●	Hangzhou Fengtai Supply Chain Management Co., Ltd. (also referred to as 杭州丰钛供应链管理有限公司), a wholly-owned subsidiary of Hengpu.

References to “Xibolun subsidiaries” or “Hebron subsidiary” are to:

●	Hong Kong Xibolun Technology Limited, a Hong Kong limited company (“Xibolun HK” or “Hebron HK,” and together with its subsidiaries referred to as “Xibolun Group”), which was wholly owned by Nisun International until its disposition on November 30, 2020;

●	Zhejiang Xibolun Automation Project Technology Co., Ltd. (“Xibolun Automation”) (also referred to as 浙江希伯伦自控工程科技有限公司 or Zhejiang Xibolun Automatically Control System Engineering Technology Co., Ltd. in China), a PRC company and a wholly-owned subsidiary of Xibolun HK; and

●	Wenzhou Xibolun Fluid Equipment Co., Limited (“Xibolun Equipment”) (also referred to as 温州希伯伦流体设备有限公司 or Wenzhou Xibolun Fluid Equipment Co., Ltd. in China), a PRC company and a wholly-owned subsidiary of Xibolun HK, which holds 30% of Xibolun Equipment directly and the remaining 70% through its direct subsidiary, Xibolun Automation.

Hebron is the English romanization of Xibolun in Chinese.

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. The exchange rates in effect as of December 31, 2022 and 2021 were US$1.00 for RMB 6.8972 and RMB 6.3726, respectively. The average exchange rates for the years ended December 31, 2022, 2021 and 2020 were US$1.00 for RMB 6.7290, RMB 6.4508, and RMB 6.9042, respectively. We use period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

iv

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

Our consolidated affiliated entities have been treated as Variable Interest Entities under the Financial Accounting Standards Board’s Accounting Standards Codification Topic 810 “Consolidation” and we are regarded as the primary beneficiary of our consolidated affiliated entities, or VIEs. Accordingly, we treat our VIEs as our consolidated entities under U.S. GAAP and we consolidate the financial results of our VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

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

On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law which took effect on September 1, 2021. The Data Security Law provides for data security and privacy obligations of entities and individuals carrying out data activities, prohibits entities and individuals in China from providing any foreign judicial or law enforcement authority with any data stored in China without approval from the competent PRC authority, and sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification orders, warnings, fines of up to RMB10 million, suspension of the relevant business, and revocation of business permits or licenses. The Data Security Law is relatively new, and therefore there are substantial uncertainties with respect to the interpretation and implementation of the law. We may need to adjust our operations to comply with data security requirements from time to time. If we were found to have violations, we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to fines and other government sanctions, which may materially and adversely affect our business, financial condition, and results of operations.

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

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. On February 17, 2023, the CSRC held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that domestic companies that have already been listed overseas on or prior to the effective date of the Trial Measures (i.e. March 31, 2023) shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures immediately, and they are required to file with the CSRC when subsequent matters such as refinancings are involved. However, since the Trial Measures was newly promulgated, the interpretation, application and enforcement of Trial Measures remain unclear. If the filing procedure with the CSRC under the Trial Measures is required for any future offerings, listing or any other capital raising activities, it is uncertain whether we, our PRC subsidiaries and consolidated affiliated entities, could complete the filing procedure in relation to any further capital raising activities in a timely manner, or at all.

On July 7, 2022, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer, which took effect on September 1, 2022. According to these measures, in addition to the requirement to conduct self-assessment on the risks of the outbound data transfer, to provide data abroad under any of the following circumstances, a data processor must apply to the national cyberspace department for data security assessment through the provincial-level cyberspace administration authority: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by a critical information infrastructure operator or a personal information processor who has processed the personal information of more than one million people; (iii) outbound transfer of personal information by a personal information processor who has made outbound transfers of the personal information of 100,000 people cumulatively or the sensitive personal information of 10,000 people cumulatively since January 1 of the previous year; and (iv) other circumstances where an application for the security assessment of an outbound data transfer is required as prescribed by the national cyberspace administration authority. The Measures for Security Assessment of Cross-border Data Transfer further stipulate the process and requirements for the security assessment. However, it remains uncertain how the PRC government authorities will regulate companies under such circumstances. This brings more uncertainties with respect to the application and enforcement of the newly published measures, and we may be subject to such outbound data security assessment with the CAC.

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

Holding Foreign Companies Accountable Act (HFCAA)

Our common shares may be prohibited from trading on a national exchange or “over-the-counter” markets under the HFCAA if the PCAOB determines it is unable to inspect or investigate completely our auditors for two consecutive years.

Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in: mainland China and Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. Our auditor, Wei, Wei & Co., LLP, is headquartered in New York City, New York and has been inspected by the PCAOB on a regular basis. Our auditor was not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that were subject to PCAOB’s determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Notwithstanding the foregoing, in the future, if it is determined that the PCAOB is unable to inspect or investigate our auditor completely, or if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the Determination so that we are subject to the HFCAA, as the same may be amended, you may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected or investigated by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditor’s audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange or “over-the-counter” markets, may be prohibited under the HFCAA. See “Risk Factors — Our shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for two consecutive years” for more information.

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

Because we control our VIEs through contractual arrangements, neither us nor our subsidiaries are able to make direct capital contributions to our VIEs or their respective subsidiaries.

For the years ended December 31, 2020, 2021 and 2022, Nisun International, through its intermediate holding companies, provided capital contribution of $0.7 million, $15.1 million, and $32 million to its subsidiaries in China. For the years ended December 31, 2020, 2021 and 2022, our VIEs received debt financing of $2.1 million, $4.4 million and $2.9 million from our subsidiaries in China, respectively.

Our VIEs may transfer cash to the relevant WFOE by paying service fees according to the management and consulting service agreement. For the years ended December 31, 2020, 2021 and 2022, no service fee was paid to the relevant WFOEs under the management and consulting service agreement.

For the years ended December 31, 2020, 2021 and 2022, no dividends or distributions were made to Nisun International by our subsidiaries and our subsidiaries have paid all income taxes. Under PRC laws and regulations, our PRC subsidiaries and VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. Any dividends paid outside of China are subject to a PRC 10% withholding tax. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and VIEs, totaling $46.5 million, $64.6 million and $82.5 million as of December 31, 2020, 2021 and 2022, respectively. Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China—Any limitation on the ability of our PRC subsidiaries to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.”

In the years ended December 31, 2020, 2021 and 2022, no assets other than cash were transferred through our organization.

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

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that: (i) our PRC subsidiaries have taxable earnings, and (ii) they determine to pay a dividend in the future:

Taxation Scenario Statutory Tax and Standard Rates(1)
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China. For income tax purposes, our PRC subsidiaries file income tax returns on a separate company basis.

(2)	Under the terms of VIE agreements, our PRC subsidiaries are intitled to charge our VIEs for services provided equal to the net income of the VIE, as determined under PRC accounting standards. These service fees shall be recognized as expenses of our VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and VIEs file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by our VIEs and as income by our PRC subsidiaries and are tax neutral.

(3)	Certain of our subsidiaries and VIEs qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

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

Selected Condensed Consolidated Statements of Operations Data

The following table presents our condensed consolidating schedule of financial position for our publicly-traded holding company, Nisun International, our wholly-owned subsidiaries that are the primary beneficiaries of the VIEs under U.S. GAAP (the “Primary Beneficiaries of VIEs”), our other subsidiaries that are not the Primary Beneficiaries of VIEs (the “Other Subsidiaries”), and VIEs and their subsidiaries that we consolidate as of the dates presented:

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2022
	Nisun International	Other Subsidiaries	Primary Beneficiaries of VIEs (WOFEs)	VIEs and VIE subsidiaries (PRC)	Elimination adjustments	Consolidated Total
Cash	$23,091,162	$21,832,883	$548	$22,393,980	$-	$67,318,573
Other current assets	-	60,670,653	-	102,905,583	-	163,576,236
Intercompany receivables (1)	11,005,498	20,835,344	372,077	12,921,740	(45,134,659)	-
Total current assets	34,096,660	103,338,880	372,625	138,221,303	(45,134,659)	230,894,809
Investments in subsidiaries (2)	159,855,586	95,016,017	-	-	(254,871,603)	-
Benefits through VIEs and VIE subsidiaries (2)	-	-	82,338,592	-	(82,338,592)	-
Goodwill and intangible assets from business acquisition	-	12,635,412	12,677,752	-	-	25,313,164
Other non-current assets	-	14,981,577	-	12,230,231	-	27,211,808
Total non-current assets	159,855,586	122,633,006	95,016,344	12,230,231	(337,210,195)	52,524,972
Total Assets	$193,952,246	$225,971,886	$95,388,969	$150,451,534	$(382,344,854)	$283,419,781
Intercompany payables (1)	$291,476	$20,726,946	$372,952	$23,743,286	$(45,134,660)	$-
Other liabilities and accrued liabilities	8,028,965	41,965,706	-	43,628,242	-	93,622,913
Total Liabilities	8,320,441	62,692,652	372,952	67,371,528	(45,134,660)	93,622,913
Total Shareholders’ Equity (2)	185,631,805	159,855,586	95,016,017	82,338,592	(337,210,195)	185,631,805
Non-controlling interests	-	3,423,648	-	741,415	-	4,165,063
Total Liabilities and Equity	$193,952,246	$225,971,886	95,388,969	$150,451,535	$(382,344,855)	$283,419,781

	As of December 31, 2021
	Nisun International	Other Subsidiaries	Primary Beneficiaries of VIEs (WOFEs)	VIEs and VIE subsidiaries (PRC)	Elimination adjustments	Consolidated Total
Cash	$68,296,949	$425,272	$6,056	$22,898,764	$-	$91,627,041
Other current assets	-	241,390	2,963	135,926,634	-	136,170,987
Intercompany receivables (1)	7,582,199	4,449,051	457,312	409,334	(12,897,896)	-
Total current assets	75,879,148	5,115,713	466,331	159,234,732	(12,897,896)	227,798,028
Investments in subsidiaries (2)	115,680,581	78,539,006	-	-	(194,219,587)	-
Benefits through VIEs and VIE subsidiaries (2)	-	-	69,567,441	-	(69,567,441)	-
Goodwill and intangible assets	-	19,846,662	8,482,427	-	-	28,329,089
Other non-current assets	-	15,769,254	430,687	1,651,028	-	17,850,969
Total non-current assets	115,680,581	114,154,922	78,480,555	1,651,028	(263,787,028)	46,180,058
Total Assets	$191,559,729	$119,270,635	$78,946,886	$160,885,760	$(276,684,924)	$273,978,086
Intercompany payables (1)	$404,408	$4,291	$403,706	$12,085,491	$(12,897,896)	$-
Other liabilities and accrued liabilities	10,528,965	340,124	4,174	78,503,535	-	89,376,798
Total Liabilities	10,933,373	344,415	407,880	90,589,026	(12,897,896)	89,376,798
Total Shareholders’ Equity (2)	180,626,356	115,680,581	78,539,006	69,567,441	(263,787,028)	180,626,356
Non-controlling interests	-	3,245,639	-	729,293	-	3,974,932
Total Liabilities and Equity	$191,559,729	$119,270,635	$78,946,886	$160,885,760	$(276,684,924)	$273,978,086

Selected Condensed Consolidated Statements of Operations Data

	For the Year Ended December 31, 2022
	Nisun International	Other Subsidiaries	Primary Beneficiaries of VIEs (WOFEs)	VIEs and VIE subsidiaries (PRC)	Eliminations adjustments	Consolidated Total
Third-party revenues	$-	$26,473,317	$-	$207,700,948	$-	$234,174,265
Intra- group revenues (3)	2,939,975	12,680,218	-	11,325,733	(26,945,926)	-
Total revenue	2,939,975	39,153,535	-	219,026,681	(26,945,926)	234,174,265
Total costs and expenses	(1,421,470)	(41,183,306)	(457,720)	(200,465,482)	27,063,169	(216,464,809)
Income from subsidiaries and VIEs (2)	16,079,196	17,806,658	18,150,175	-	(52,036,029)	-
Income (loss) from non-operations	23,111	832,877	(228)	3,956,696	-	4,812,456
Income before income tax expenses	17,620,812	16,609,764	17,692,227	22,517,895	(51,918,786)	22,521,912
Less: income tax (benefit) expense	-	518,952	(114,430)	4,337,332	-	4,741,854
Net income	17,620,812	16,090,812	17,806,657	18,180,563	(51,918,786)	17,780,058
net (income) attributable to non-controlling interests	-	(128,859)	-	(30,387)	-	(159,246)

Net income attributable to Nisun International’s shareholders	$17,620,812	$15,961,953	$17,806,657	$18,150,176	$(51,918,786)	$17,620,812

	For the Year Ended December 31, 2021
	Nisun International	Other Subsidiaries	Primary Beneficiaries of VIEs (WOFEs)	VIEs and VIE subsidiaries (PRC)	Eliminations adjustments	Consolidated Total
Third-party revenues	$-	$-	$-	$160,199,711	$-	$160,199,711
Intra-group revenues (3)	-	-	-	-	-	-
Total revenue	-	-	-	160,199,711	-	160,199,711
Total costs and expenses	(3,071,681)	(789,676)	(477,303)	(117,672,141)	-	(122,010,801)
Income from subsidiaries and VIEs (2)	33,452,042	33,268,971	33,627,137	-	(100,348,150)	-
Income (loss) from non-operations	-	1,047,137	(228)	1,540,204	-	2,587,113
Income before income tax (benerfit) expenses	30,380,361	33,526,432	33,149,606	44,067,774	(100,348,150)	40,776,023
Less: income tax (benefit) expense	-	(66,503)	(119,365)	10,455,369	-	10,269,501
Net income	30,380,361	33,592,935	33,268,971	33,612,405	(100,348,150)	30,506,522
Less: net income (loss) attributable to non-controlling interests	-	140,893	-	(14,732)	-	126,161
Net income attributable to Nisun International’s shareholders	$30,380,361	$33,452,042	$33,268,971	$33,627,137	$(100,348,150)	$30,380,361

	For the Year Ended December 31, 2020
	Nisun International	Other Subsidiaries	Primary Beneficiaries of VIEs (WOFEs)	VIEs and VIE subsidiaries (PRC)	Eliminations adjustments	Consolidated Total
Third-party revenues	$-	$-	$-	$42,190,191	$-	$42,190,191
Intra- group revenues (3)	-	-	-	-	-	-
Total revenue	-	-	-	42,190,191	-	42,190,191
Total costs and expenses	(1,098,668)	(431,464)	(414,241)	(30,217,599)	-	(32,161,972)
(Loss) income from subsidiaries and VIEs (2)	(11,993,122)	11,232,662	11,583,787	-	(10,823,327)	-
Income from non-operations	-	105,063	980	723,408	-	829,451
(Loss) income before income tax expenses	(13,091,790)	10,906,261	11,170,526	12,696,000	(10,823,327)	10,857,670
Less: income tax (benefit) expense	-	(109,013)	(62,136)	1,112,213	-	941,064
Net (loss) income from continuing operations	(13,091,790)	11,015,274	11,232,662	11,583,787	(10,823,327)	9,916,606
(Loss) from discontinued operations	-	(22,971,016)	-	-	-	(22,971,016)
Net (loss) income	(13,091,790)	(11,955,742)	11,232,662	11,583,787	(10,823,327)	(13,054,410)
Less: net income attributable to non-controlling interests	-	37,380	-	-	-	37,380
Net (loss) income attributable to Nisun International’s shareholders	$(13,091,790)	$(11,993,122)	$11,232,662	$11,583,787	$(10,823,327)	$(13,091,790)

Notes:

(1)	Elimination of intercompany balances among Nisun International, the Primary Beneficiaries of VIEs, and VIEs and their subsidiaries that we consolidate.

(2)	Elimination of investments among Nisun International, the Primary Beneficiaries of VIEs, the Other Subsidiaries, and VIEs and their subsidiaries that we consolidate.

(3)	Elimination of the intercompany service charge at the consolidation level.

For the years ended December 31, 2022, 2021 and 2020, the Primary Beneficiaries of VIEs did not charge any service fee from the VIEs. Apart from what have been disclosed above, there was no intra-group revenues during the years ended December 31, 2022, 2021 and 2020, respectively.

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

D. Risk Factors

Summary Of Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Relating to Our Business and Industry

●	We have a limited operating history in the rapidly evolving supply chain and financial services industries, and any unforeseeable changes and uncertainties could adversely affect our operating results and future prospects.

●	If we are unable to innovate or respond effectively to the ever-changing financial technologies and industry practice, our business and results of operations would be materially adversely affected.

●	We rely on our cooperation with our customers and industry partners, and if our technology solutions or services cannot meet the needs or expectations of customers and partners for any reason, we could lose our established market share.

●	We are subject to evolving regulatory requirements, and if we fail to adapt to regulatory changes, our business and prospects may be materially and adversely affected.

●	Failure to manage growth will cause disruption to our operations and impair our ability to generate revenue.

●	We have modified our business models and had substantial strategic changes to our business operations, and may be subject to additional risks and uncertainties as a result.

●	We cannot assure you that our growth strategies will be successful.

●	Cyber-attacks or any failure to adequately maintain data security and prevent unauthorized access to confidential information could materially adversely affect our reputation, financial condition and operating results.

Risks Relating to Doing Business in China

●	Adverse changes in political climate and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China and materially and adversely affect our competitive position.

●	Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us and our investors, materially and adversely affect our financial condition and results of operations, and cause our shares to significantly decline in value or become worthless.

●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet- related or finance-related businesses and companies, and any lack of requisite approvals, licenses, permits or filings applicable to our business may have a material adverse effect on our business and results of operations.

●	The PRC government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or cause the value of our securities to significantly decline or be worthless.

●	Recent regulatory developments in China, including greater oversight and control by the CAC over privacy and data security, may subject us to additional regulatory review and any actions by the Chinese government to exert more oversight and control over foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

●	PRC regulations establish complex procedures for some acquisitions conducted by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

●	Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completed our auditors for two consecutive years.

●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

●	There are uncertainties under the PRC laws relating to the procedures for U.S. regulators to investigate and collect evidence from companies located in the PRC.

●	Chinese economic growth slowdown may have a negative effect on our business.

●	You may have difficulty enforcing judgments against us.

●	Failure to comply with laws and regulations applicable to our business in China could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.

●	Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.

●	PRC regulation of loans and direct investment by offshore holding companies in PRC entities may delay or prevent us from using the proceeds of our securities offerings to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	Failure to comply with the Individual Foreign Exchange Rules relating to the overseas direct investment or the engagement in the issuance or trading of securities overseas by our PRC resident stockholders may subject such stockholders to fines or other liabilities.

●	We may be exposed to liabilities under the Foreign Corrupt Practices Act, and any determination that we violated the foreign corrupt practices act could have a material adverse effect on our business.

●	Governmental control of currency conversion may affect the value of your investment.

●	Payment of dividends is subject to restrictions under Nevada and the PRC laws.

Risks Relating to Our Corporate Structure

●	Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure and business operations.

●	If the PRC government finds that the contractual arrangements that establish the structure for operating our business do not comply with PRC laws and regulations, we could be subject to severe consequences.

●	We rely on our contractual arrangements with our consolidated affiliates and their shareholders for business operations, which may not be as effective as direct ownership in providing operational control.

●	Shareholders of VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

●	Our VIE agreements may be subject to scrutiny by the PRC tax authorities which may determine that we or our consolidated affiliates owe additional taxes.

Risks Related to Ownership of Our Common Shares

●	British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

●	The laws of the British Virgin Islands provide little protection for minority shareholders, and minority shareholders will have little or no recourse if the shareholders are dissatisfied with the conduct of our affairs.

●	The market price of our Class A common shares may be volatile or may decline regardless of our operating performance, and shareholders may not be able to resell their shares.

●	We do not intend to pay dividends for the foreseeable future.

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

Our relationships with our customers and partners are critical to our success. We generate revenue primarily by providing financial services and technology solutions to our customers and partners for service fees. In our supply chain solutions business, much of our business depends on our relationships with core enterprises and financial institutions and their willingness to continue to work with us. Almost all of our customers apply a complex and rigorously screened bidding process in selecting their fintech solutions partners to address some of their most challenging yet frequently encountered problems. We have been successful in building trusted relationships with those core enterprises and financial institutions and believe we will continue to deliver satisfactory fintech solutions to those businesses. However, our service agreements are usually non-exclusive in nature, and they may choose to use their in-house research and development capabilities or choose our competitors to develop their supply chain fintech platforms and solutions. We cannot guarantee our customers and industry partners will renew contracts with us on a long term basis or at all, nor can we be certain that the customer will not engage other third-party technology solution providers for their technical solution needs.

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

After Spring 2020, the COVID outbreak in China has gradually been controlled and we also returned to normal operations. However, in March 2022, due to the spread of new variants and subvariants of COVID-19 in Shanghai and several other cities in China, local governments of the impacted cities had imposed strict movement restrictions. In mid-March 2022, Shanghai authorities issued strict lockdown and shutdown orders in response to the pandemic and as a result, employees of our PRC operating entities located in Shanghai have worked from home. Our Shanghai entities have been able to continue to provide services to our customers remotely with minimum interruptions. China modified its COVID control policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. However, the pandemic could adversely affect our business and financial results in 2023 if any virus resurges cause significant disruptions to our operations or the business of our supply chain customers, logistics and service providers, and negative impact to the pricing of our products. We cannot predict the severity and duration of the impact from such resurgence. If any new outbreak of COVID-19 is not effectively and timely controlled, or if government responses to outbreaks or potential outbreaks are severe or long-lasting, our business operations and financial condition may be materially and adversely affected as a result of the deteriorating market outlook, the slowdown in regional and national economic growth, weakened liquidity and financial condition of our customers or other factors that we cannot foresee. Any of these factors and other factors beyond our control could have an adverse effect on the overall business environment, cause uncertainties in the economic growth in the regions where we conduct business, and could materially and adversely impact our business, financial condition and results of operations.

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

For the year ended December 31, 2022, five customers accounted for 18%, 16%, 15%, 13% and 13% of our total revenue from the financial services business and one customer accounted for 33% of the total revenue from its supply chain trading business. For the year ended December 31, 2021, two customer accounts for 37% and 15% of our total revenue from the financial services business and two customers accounted for 71% and 10% of the total revenue from its supply chain trading business. As of December 31, 2022, two customers accounted for approximately 20% and 11% of our total accounts receivable balance. As of December 31, 2021, two customers accounted for approximately 31% and 29% of our total accounts receivable balance.

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

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be adversely affected. Furthermore, if internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

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

According to the Trial Measures released on February 17, 2023, which came into effect on March 31, 2023, (1) domestic companies that seek to offer or list securities in overseas markets, either in direct or indirect means, should fulfill the filing procedure with and report relevant information to the CSRC; if a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (2) if the issuer meets both of the following criteria, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; (ii) the main parts of the issuer’s operation activities are conducted in mainland China, or the principal operation premises are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have habitual residences located in mainland China; and (3) an overseas offering and listing of securities of a domestic company is prohibited under any of the following circumstances: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company(ies) intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company(ies) intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the PRC domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller. Furthermore, the Trial Measures also provide that (1) where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, fulfill the filing procedures with the CSRC; (2) an initial public offering and listing shall be filed with the CSRC within three business days after the relevant application is submitted overseas; (3) subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within three business days after the offering is completed; (4) subsequent securities offerings and listings of an issuer in overseas markets other than where it has offered and listed shall be filed pursuant to provisions as stipulated for initial public offerings and listings.

On February 17, 2023, the CSRC held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that (1) domestic companies that have already been listed overseas on or prior to the effective date of the Trial Measures (i.e. March 31, 2023) shall be deemed as existing issuers, or the Existing Issuers, Existing Issuers are not required to complete the filling procedures immediately, and they are required to file with the CSRC when subsequent matters such as refinancing are involved; (2) domestic companies that have already obtained approval of CSRC for direct overseas offering and listing may complete the filing before the filing notice expires, otherwise it shall file with the CSRC in accordance with the Trial Measures; (3) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges (such as the completion of registration in the market of the United States or the completion of hearing in the market of Hong Kong), but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing or have to obtain regulatory approval again within such six-month transition period, they shall file with the CSRC according to the requirements; and (4) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources.

In addition, pursuant to the Confidentiality and Archives Management Provisions, which was promulgated on February 24, 2023 and came into effect on March 31, 2023, PRC domestic enterprises seeking to offer securities and list in overseas markets, either directly or indirectly, shall establish and improve the system of confidentiality and archives work, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of state organs to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting records or photocopies thereof to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals shall be subject to corresponding procedures in accordance with relevant laws and regulations;

However, given that the Trial Measures and the Confidentiality and Archives Management Provisions were recently promulgated, there are substantial uncertainties as to the implementation and interpretation, and how they will affect our listing status and future capital raising activities. If we fail to complete the filing with or approval of the CSRC or other PRC government authorities in a timely manner or at all, for any future offering or any other activities which are subject to the filing or approval requirements under the aforesaid provisions, our ability to raise or utilize funds and our financial conditions, business operation, and business prospect may be adversely and materially affected.

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

The PRC regulatory and enforcement regime with regard to privacy and data security is evolving. The PRC Cyber Security Law, which was promulgated on November 7, 2016 and became effective on June 1, 2017, provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. On September 12, 2022, the Cyber Administration of China issued the Cyber Security Law (Draft for Comments) to solicit public comments. The draft mainly adjusted the penalties stipulated in Cyber Security Law. As of now, Cyber Security Law has not been revised. The interpretation and application of these cybersecurity laws, regulations and standards are still uncertain and evolving. We cannot assure you that relevant governmental authorities will not interpret or implement these and other laws or regulations in ways that may negatively affect us.

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

On July 7, 2022, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer, which took effect on September 1, 2022. According to these measures, in addition to the requirement to conduct self-assessment on the risks of the outbound data transfer, to provide data abroad under any of the following circumstances, a data processor must apply to the national cyberspace department for data security assessment through the provincial-level cyberspace administration authority: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by a critical information infrastructure operator or a personal information processor who has processed the personal information of more than one million people; (iii) outbound transfer of personal information by a personal information processor who has made outbound transfers of the personal information of 100,000 people cumulatively or the sensitive personal information of 10,000 people cumulatively since January 1 of the previous year; and (iv) other circumstances where an application for the security assessment of an outbound data transfer is required as prescribed by the national cyberspace administration authority. The Measures for Security Assessment of Cross-border Data Transfer further stipulate the process and requirements for the security assessment. However, it remains uncertain how the PRC government authorities will regulate companies under such circumstances. This brings more uncertainties with respect to the application and enforcement of the newly published measures, and we may be subject to such outbound data security assessment with the CAC.

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

Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completed our auditors for two consecutive years.

In recent years, U.S. regulatory authorities have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. As part of a continued regulatory focus in the United States on access to audit and other information, the Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The HFCAA and related legislation also require that, to the extent that the PCAOB has been unable to inspect an issuer’s auditor for two consecutive years, the SEC shall prohibit its securities registered in the United States from being traded on any national securities exchange or over-the-counter markets in the United States.

Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. Our auditor, Wei, Wei & Co., LLP, is headquartered in New York City, New York and has been inspected by the PCAOB on a regular basis. Our auditor was not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that were subject to PCAOB’s determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Notwithstanding the foregoing, if in the future it is determined that the PCAOB is unable to inspect or investigate our auditor completely, or if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the Determination so that we are subject to the HFCAA, as the same may be amended, you may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected or investigated by the PCAOB, or a lack of PCAOB inspections or investigations of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate.

Chinese economic growth slowdown may have a negative effect on our business.

Since 2014, Chinese economic growth has been slowing down from double-digit GDP speed. The annual rate of growth declined from 7.3% in 2014 to 6.9% in 2015, to 6.7% in 2016, to 6.9% in 2017, to 6.6% in 2018, and to 6.1% in 2019. Due to the impact of COVID-19, China’s economic growth rate in 2020 has slowed to 2.3%, its lowest level in years. The China’s economic growth rate were 8.1% in 2021 and 2.8% in 2022, which is fluctuating. While technology-based financial services companies have not been affected by the pandemic on the same level as companies in certain other industries, nevertheless a slow economic growth could adversely affected many of our customers and partners, which in turn may materially adversely affected our financial condition and results of operations.

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

We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive income (loss).” For the years ended December 31, 2022, 2021 and 2020, we had foreign currency translation loss of $12.6 million, foreign currency gain of $2.0 million and foreign currency translation gain of $5.5 million, respectively. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange gains and losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

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

Foreign ownership of internet-based businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except e-commerce) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Special Administrative Measures for Foreign Investment Access (Negative List 2021) issued on June 23, 2020 and effective on July 23, 2020, by the National Development and Reform Commission, or the NDRC, and the PRC Ministry of Commerce, and other applicable laws and regulations.

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

The trading price for our Class A common shares has fluctuated since we first listed our common shares. The trading price of our Class A common shares has ranged from $3.02 to $21.47 per share for the year ended December 31, 2021, and the last reported trading price on August 4, 2023 was $2.99 per Class A common share. The market price of our common shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

On March 24, 2021, we completed a subsidiary reorganization whereby Nami Cayman and its Hong Kong subsidiary transferred all of the equity they held in Naqing and the economic interests in Nami Shanghai to Nisun Shandong. Following the transaction, Naqing became a wholly-owned subsidiary of Nisun Shandong, which holds a controlling interest in Nami Shanghai.

Corporate Information

Our principal executive offices are located at Floor 20-21, No. 55 Loushanguan Road, Changning District, , Shanghai, People’s Republic of China. Our telephone number is +86-21-2357-0055.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. We maintain our websites at https://www.fintaike.com for Fintech, at https://www.ihengpu.com for Hengpu, and at www.namizx.com.cn for Nami.

Principal Corporate Activities

Below is a brief summary of principal activities of our Company since its formation.

●	January 25, 2005, Xibolun Equipment was incorporated.

●	June 14, 2011, Xibolun HK was formed in accordance with laws and regulations of Hong Kong.

●	July 21, 2011, Xibolun HK acquired 30% ownership interest of Xibolun Equipment.

●	May 29, 2012, Hebron Technology was established under the laws of the British Virgin Islands as a holding company.

●	September 24, 2012, Xibolun Automation was incorporated.

●	December 5, 2012, Xibolun HK acquired 100% ownership interest of Xibolun Automation from Hebron Technology, Xibolun Equipment, and Zhejiang Xibolun.

●	October 22, 2012, Hebron Technology acquired 100% ownership interest of Xibolun HK. As a result, Xibolun HK became a wholly owned subsidiary of Hebron Technology.

●	July 29, 2013, Mr. Anyuan Sun transferred his 70% ownership interest in Xibolun Equipment to Xibolun Automation.

●	December 27, 2016, Hebron Technology completed an initial public offering of 2,695,347 common shares. The offering was completed at an issuance price of $4.00 per share. Prior to the offering, the Company had 12,000,000 issued and outstanding shares, and after the offering, the Company had 14,695,347 issued and outstanding shares. The Company issued to the placement agent in the initial public offering, warrants to purchase 134,768 common shares for an exercise price of $4.80 per share. The placement agent’s warrants have a term of three years.

●	March 7, 2018, Hebron Technology re-classified and re-designated our common shares into Class A common shares and Class B common shares by filing the Third Amended and Restated Memorandum of Association with the BVI Registrar of Corporate Affairs. Pursuant to the Third Amended and Restated Memorandum of Association, our authorized shares are re-classified and re-designated into 50,000,000 common shares of par value of US$0.001 each, of which 40,000,000 share are designated as Class A common shares of par value of US$0.001 each and 10,000,000 shares are designated as Class B common shares of par value of US$0.001 each. Each Class A common share is entitled to one vote and each Class B common share is entitled to five votes on all matters subject to vote at our shareholders’ meetings. After the reclassification and re-designation, 6,916,947 Class A common shares and 7,778,400 Class B common shares were issued and outstanding. Our former Chief Executive Officer, Mr. Anyuan Sun, beneficially owns all of the 7,778,400 Class B common shares. The Nasdaq marketplace effective date is March 12, 2018.

●	March 10, 2018, Hebron Technology entered into a share acquisition agreement with the sole shareholder of Xuzhou Weijia Bio-Tech Co., Ltd. (“Weijia Bio-Tech”) and Weijia Bio-Tech to acquire 49% of the equity in Weijia Bio-Tech. As consideration, we were obligated to issue 1,442,778 unregistered Class A common shares (based on an agreed value of $2.00 per share) to the individuals designated by the selling shareholder of Weijia Bio-Tech within 20 business days after signing the agreement. On April 17, 2018, the parties signed an addendum to extend 20 business days to 40 business days. Effective as of April 9, 2018, we issued 1,442,778 unregistered Class A common shares pursuant to the agreement. On or about April 11, 2018, we completed the acquisition of the 49% equity interest in Weijia Bio-Tech.

●	April 16, 2019, Hebron Technology entered into a securities purchase agreement with Wise Metro Development Co., Ltd. (“Wise Metro”), Zuoqiao Sun Zhang (“Sun Zhang”; and together with Wise, “Sellers”) and NiSun Cayman, pursuant to which NiSun Cayman would acquire 7,778,400 Class B Common Shares from the Sellers. Upon the consummation of the share purchase transaction in July 2019, all of the Class B common shares were automatically converted into Class A common shares.

●	July 12, 2019, Hebron Technology acquired all of the equity of NiSun BVI for a consideration of $7 million. NiSun BVI effectively controls Fintech through a series of variable interest agreements. At acquisition, Fintech was the parent company of Khorgos Fintech Network Technology Co., Ltd (“Khorgos”), Jilin Lingang Trade Co., Ltd (“Jilin”) and NiSun Family Office (Guangzhou) Co., Ltd (“Guangzhou”).

●	November 8, 2019, NiSun BVI entered into a cooperation agreement with Tai’an Keyuan Infrastructure Investment Construction Co., Ltd. (“Keyuan”) to form a joint venture entity, Shandong Taiding International Investment Co., Ltd (“Taiding”), of which NiSun BVI and Keyuan hold 80% and 20%, respectively, of the equity interest in Taiding. Taiding was formed on November 12, 2019.

●	December 15, 2019, Hebron Technology entered into a share exchange agreement with Hengpu and shareholders of Hengpu to acquire a controlling interest in Hengpu in exchange for issuance of 1,440,894 Class A Common Share of the Company to Hengpu’s shareholders. The Company, through its subsidiary NingChen, obtained an effective control of Hengpu upon the entry into a series of VIE agreements with Hengpu. At acquisition, Hengpu owned a 92% equity interest of Hangzhou Fengtai Technology Co., Ltd (“Fengtai”) and 100% equity interest of Dunhua Midtown Assets Management Registration Center Co., Ltd.

●	May 31, 2020, Hebron Technology acquired Nami Cayman, and its subsidiaries and consolidated affiliated entity (collectively, “Nami” or “Nami Subsidiary Group”) pursuant to a share purchase agreement. At acquisition, Nami Cayman owned all of the equity in Nami HK and Naqing, and Naqing controlled Nami Shanghai through a series of VIE agreements. Nami provides financial advisory and intermediary financing solutions services matching small- and mid-sized enterprises and high quality investors in China.

●	September 22, 2020, we changed our corporate name from “Hebron Technology Co., Ltd.” to “Nisun International Enterprise Development Group Co., Ltd” and in connection with the name change, the trading symbol of our Class A common shares on the Nasdaq Capital Market was changed to “NISN” from “HEBT,” effective on November 16, 2020. The new corporate name reflects our Company’s current core business and enables different service business to integrate various brands under one corporate identity.

●	November 30, 2020, to streamline our businesses, we disposed of Xibolun HK to Wise Metro, an entity controlled by our former Chairman and CEO, Mr. Anyuan Sun. The disposition of Xibolun HK (the “Disposition”) was consummated pursuant to a Call Option Agreement we entered on April 16, 2019 with Wise Metro under which Wise Metro was granted an option to purchase all of the equity of the Xibolun Group for a period beginning six months after the effective date of the Call Option Agreement and expiring two years and six months after the agreement effective date. Upon exercise, the purchase price to exercise the Call Option Agreement would be equal to the fair market value of the Xibolun Group at the time of exercise of the Call Option as determined by a qualified and experienced business appraisal firm appointed by us and Wise Metro. On June 14, 2019, our shareholders approved our entry into the Call Option Agreement. On May 11, 2020, Wise Metro exercised the Call Option to acquire the Xibolun Group. We completed the Disposition on November 30, 2020.

●	December 15, 2020, based on a preliminary agreement with the local government, the Company established a wholly owned subsidiary, Nisun (Shandong) Industry Development Co., Ltd (“Nisun Shandong”), in Tai’an, Shandong province. Nisun Shandong is a holding company for our PRC operating subsidiaries and is expected to be a key operations platform.

●	December 21, 2020, the Company announced that Fintech entered into a strategic collaboration agreement with Shanghai Petroleum and Natural Gas Exchange (“SHPGX”). SHPGX is a national-level energy trading platform for energy products approved by the Shanghai municipal government and operates under the direct guidance of the National Development and Reform Commission and the National Energy Administration. Under the agreement, Fintech and SHPGX agreed to join forces to expand technology support services to members of SHPGX’s trading platform through the provision of supply chain management and financial services, targeting upstream and downstream enterprises in the energy industry.

●	August through December 2020, Fintech formed a number of operating subsidiaries in different regions of China in response to the operational demands in our supply chain solutions services, including:

●	Fintech (Henan) Supply Chain Management Co., Ltd. (“Fintech Henan”), a wholly owned subsidiary of Fintech;

●	Fintech (Jiangsu) Supply Chain Management Co., Ltd. (“Fintech Jiangsu”), a wholly owned subsidiary;

●	Fanlunke Supply Chain Management (Shanghai) Co., Ltd. (“Fanlunke”), a wholly owned subsidiary;

●	Fintech Supply Chain Management (Ningbo) Co., Ltd, a wholly owned subsidiary;

●	Nanjing Nisun Gold Co., Ltd. (“Nisun Gold”), a wholly owned subsidiary;

●	Fintech Supply Chain Management (Shandong) Co., Ltd. (“Fintech Shandong”), a wholly owned subsidiary;

●	Jilin Province Lingang Hengda Supply Chain Management Co., Ltd. (“Lingang Hengda”), a wholly owned subsidiary of Jilin Province Lingang Supply Chain Management Co., Ltd, a wholly owned subsidiary of Fintech;

●	Shanxi Fintech Supply Chain Management Co., Ltd (“Fintech Shanxi”), a wholly owned subsidiary;

●	Inner Mongolia Fintech Supply Chain Management Co., Ltd (“Fintech Inner Mongolia”), a 70%-owned subsidiary.

●	December 29, 2021, Nisun HK formed Zhumadian NiSun Supply Chain Management Co., Ltd. (“Nisun ZMD”), a wholly owned PRC operating subsidiary;

●	July 30, 2021, Nisun HK formed NiSun Ocean (Qingdao) Supply Chain Investment Co., Ltd. (“Nisun Ocean”), a wholly owned PRC operating subsidiary;

●	May through October 2021, Fintech formed the following the operating subsidiaries:

●	Jiangxi Fintech Supply Chain Management Co., Ltd. (“Fintech Jiangxi”), a wholly owned subsidiary;

●	Fintech Supply Chain Management (Shanxi) Co., Ltd. (“Fintech SX”), a wholly owned subsidiary;

●	Liaogang NiSun (Yingkou) Supply Chain Management Co., Ltd.(“Liaogang”), a 51%-owned subsidiary;

●	Liaogang NiSun (Shanghai) Supply Chain Management Co., Ltd.(“Liaogang SH”), a wholly owned subsidiary of Liaogang; and

●	Fintech (Zibo) Supply Chain Management Co., Ltd.(“Fintech Zibo”), a wholly owned subsidiary.

●	In December 2021, the Company closed a firm commitment underwritten public offering of 19.25 million Class A common shares and pre-funded warrants to purchase Class A common shares, with gross proceeds to the Company of $77 million, before deducting underwriting discounts and commissions and other expenses. The pre-funded warrants were offered at the same $4.00 price per share as the common shares, less the $0.001 per share exercise price of each pre-funded warrant.

●	January 13, 2022, the Company adopted the Amended and Restated Memorandum and Articles of Association (the “Amended M&A”) to increase the number of Class A common shares the Company was authorized to issue. Pursuant to the Amended M&A, the Company is authorized to issue a maximum of 310,000,000 common shares divided into (i) 300,000,000 Class A common shares of par value of $0.001 each, and (ii) 10,000,000 Class B common shares of par value of $0.001 each.

●	January 2022, Fintech Henan acquired a 51% equity interest in Henan Youjiatian Agricultural Technology Co., Ltd (“Youjiatian”) for a cash consideration of RMB0.51 million (approximately $80,280).

●	June 8, 2022, Nisun Ocean formed Nisun Haiyuan (Qingdao) Supply Chain Co., Ltd. (“Nisun Haiyuan”), a 51%-owned subsidiary;

●	July 2022, Nisun Ocean acquired 100% of the equity interest in Qingdao Sailang International Trade Co., Ltd. (“Qingdao Sailan”) for a cash consideration of RMB5.0 million (approximately $741,477);

●	September 23, 2022, Nami Shanghai changed its company name from Shanghai Nami Financial Consulting Co., Ltd. to Shanghai Luyao Financial Consulting Co., Ltd. (“Luyao Shanghai”); and

●	November 7, 2022, Nisun HK formed NiSun (Beijing) Supply Chain Management Co., Ltd. (“Nisun Beijing”), a wholly owned PRC operating subsidiary.

●	March through December 2022, Fintech formed the following operating subsidiaries:

●	Nisun Supply Chain Management (Mishan City) Co., Ltd. (“Nisun Mishan”), a wholly owned subsidiary;

●	Fintech Supply Chain Management (Anhui) Co., Ltd. (“Fintech Anhui”), a wholly owned subsidiary;

●	Fintech Supply Chain Management (Shenzhen) Co., Ltd. (“Fintech Shenzhen”), a wholly owned subsidiary; and

●	Henan Nisun Huaixiang Food Co., Ltd. (“Nisun Huaixiang”), a wholly owned subsidiary.

●	December 2022, Fintech Henan sold all of its equity interest in Youjiatian to Shandong Yongdao Zhihe Property Management Co., Ltd., for a cash consideration of RMB2.0 million (approximately $289,973).

●	May 17, 2023, the Company effected a share consolidation (the “Reverse Share Split”) of its authorized shares, including issued Class A Common Shares, at the ratio of one-for-ten. The Reverse Share Split was reflected with NASDAQ Capital Market and in the marketplace at the open of business on May 18, 2023 (the “Effective Time”). As a result of the Reverse Share Split, all 310,000,000 authorized common shares, divided into 300,000,000 Class A Common Shares, each with a par value of US$0.001, and 10,000,000 Class B Common Shares, each with a par value of $0.001, were consolidated into 31,000,000 common shares, divided into 30,000,000 Class A Common Shares, each with a par value of $0.01, and 1,000,000 Class B Common Shares, each with a par value of $0.01. Immediately prior to the Effective Time, there were 40,057,159 Class A Common Shares outstanding. As a result of the Reverse Share Split, there are 4,005,708 Class A Common Shares outstanding. No fractional shares were issued to the shareholders in connection with the Reverse Share Split. The Company will purchase, redeem or otherwise acquire at market value the resulting fractional shares.

B.	Business Overview

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

Distribution Channels and Methods of Competition

Domestic Markets and Customers

Our marking network has a presence in different regions in China, including several main offices such as Shanghai, Zhengzhou, Bozhou, Beijing, Tai’an, Shandong, and Khorgos, Xinjiang.

International Markets

All of our products and services are available for international markets. We may explore the international market, though there is no guarantee that we will be able to materialize the plan. We intend to focus our growth efforts within China with regards to the services we provide as a result of the Company’s assessment of current market opportunities.

Activity Distribution of Revenues

The chart below is a breakdown of total revenues by activities for the years ended December 31, 2022, 2021 and 2020, respectively.

	Fiscal 2022	Fiscal 2021	Fiscal 2020
Revenue generated from service
SME Financing Solutions	38%	54%	97%
Supply Chain Solutions	1%	3%	3%
Total revenue generated from service	39%	57%	100%
Revenue from supply chain trading	61%	43%	-%
Total revenue	100%	100%	100%

All the Company’s revenue were generated in the PRC.

Customer Concentration

For the year ended December 31, 2022, five customers accounted for 18%, 16%, 15%, 13% and 13% of our total revenue from the financial services business respectively and one customer accounted for 33% of the total revenue from our supply chain trading business.

For the year ended December 31, 2021, two customers accounted for 37% and 15% of our total revenue from the financial services business and two customers accounted for 71% and 10% of our total revenue from supply chain trading business, respectively.

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

For the years ended December 31, 2022, 2021 and 2020, we spent $1,563,718, $1,599,728 and $817,770, respectively, on R&D. The R&D expenses in 2022 were primary used to maintain and develop our supply chain financing and other financing services APPs and platform. We anticipate that we will continue to focus our research and development efforts on developing new technology and improving existing products in the coming years.

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

Import and export agent; Provide online markets for buyers and sellers of goods and services

26438032	1/14/2019	1/13/2029	Hengpu	Electronic Notepad; Animation; Computer software (recorded); Computer program (downloadable software); Computer peripherals; Mobile phone; Portable media player Automatic Teller Machine (ATM); Interactive touch screen terminal; Downloadable mobile application software

26443894	9/7/2018	9/6/2028	Hengpu	Information transmission; Telephone service; Provide Internet chat rooms Provide online forums; Provide telecommunications connection services with global computer networks; Digital file transfer; Video on demand transmission; Email transmission; Provide database access service; Data streaming

26428917	10/28/2018	10/27/2028	Hengpu	Technical Studies; Information Technology Consulting Services; Cloud computing; Art identification; Intangible assets assessment; Urban planning; Energy audit; Computer Programming; Provide Internet Search Engine; Data Security Consulting

26434429	10/28/2018	10/27/2028	Hengpu	Online advertising on computer networks; Purchasing for others (purchasing goods or services for other companies); Provide online markets for buyers and sellers of goods and services; Marketing; Looking for sponsorship; Advertising; Retail or wholesale services of pharmaceutical, veterinary, hygienic preparations and medical supplies (-); Franchise business management; Import and export agent; Sell for others

26439293	10/28/2018	10/27/2028	Hengpu	Guarantee; Fiduciary management; Financial Information; Brokerage; Pawn; Insurance Broker; Finance lease; Coin valuation; Real estate agency; Raise Charity Fund

26443885	01/28/2019	01/27/2029	Hengpu	Interactive touch screen terminal; Computer program (downloadable software); Electronic Notepad; Mobile phone; Portable media player; Downloadable mobile application software; Computer software (recorded); Automatic Teller Machine (ATM); Animation; Computer peripherals

26428913	1/14/2019	1/13/2029	Hengpu	Coin valuation; Pawn; Fiduciary management; Finance lease; Real estate agency; Guarantee; Brokerage (3605) Financial Information (3602) Raise Charity Fund (3607)

20689649	9/14/2017	9/13/2027	Hengpu	Insurance Underwriting; Financial Services; Financial Management; Financial loans; Art valuation; Real estate management; Brokerage; Guarantee; Raise Charity Fund; Pawn

17764453	12/21/2016	12/20/2026	Hengpu	Quality assessment; Technical Project Research; Hosted computer station (website); Provide Internet Search Engine; Computer system remote monitoring; Create and maintain websites for others; Art identification; Intangible assets assessment; Intangible assets evaluation (-)

26008168	10/28/2018	10/27/2028	Fintech	Looking for sponsorship; Provide online markets for buyers and sellers of goods and services; Accounting; Provide business information through the website; Business intermediary services; Personnel management consulting; Advertising; Commercial enterprise relocation; Update and maintain data in computer databases; Sell for others; Franchise business management.

26008168	10/28/2018	10/27/2028	Fintech	Provide global computer network user access service; Telephone communication; TV broadcast; Communication equipment rental; Computer terminal communication; Satellite transmission; Provide database access service; Provide telecommunications connection services with global computer networks; Provide Internet chat rooms; Wireless broadcasting

26008168	10/28/2018	10/27/2028	Fintech	Internal communication device; Electronic monitoring device (-) Downloadable computer application software; Computer software (recorded); Computer program (downloadable software); Recorded computer program; Cash register; Remote control device; Electronic Publication (-); Electronic Notepad; Electronic Note (-); cashier(-); Electronic monitoring device (-) Remote control device (-)

26008168	10/28/2018	10/27/2028	Fintech	Credit card related investigations Financial loans; Art valuation; Real estate agency; Brokerage; Insurance Underwriting; Guarantee; Raise Charity Fund; Fiduciary management; Capital investment; Organize collections; Financial Information; Provide financial information through the website Insurance information; Pawn; Trust; Financial Management; Financial Consulting; Bank; Jewelry valuation

26008168	10/28/2018	10/27/2028	Fintech	Adoption Agent; Security and anti-theft alarm system monitoring; Open the safety lock Clothing rental; Computer Software License (Legal Service); Social companionship; Online social networking services; Lost and Found; Dating Service; Safe rental; Adoption agents; security and anti-theft alarm system monitoring; unlocking locks; clothing rental; computer software licensing (legal services); social companionship; online social networking services; lost and found; dating services; safe rental (-)

26008168	10/28/2018	10/27/2028	Fintech	Quality system certification; Convert tangible data or files into electronic media; Technical Studies; Computer system remote monitoring; Interior Design; Computer Software Design; Electronic data storage; Cosmetic Research; Industrial design; Intangible assets assessment

48343254	06/21/2019	06/20/2029	Nami	Insurance Broker; Insurance coverage; Life insurance underwriting; Insurance consultation; Insurance information; Rental of real estate; Real estate agency; Real estate brokerage; Real estate valuation; Real estate management

32919214	08/28/2019	8/27/2029	Nami	Business management consulting Commercial intermediary services Provide business information through website; Market intelligence service; Temporary business management; Appointment service (office affairs); Registration of written messages and data accounting; Draw up bill and account report marketing management; Appointment service (Office affairs)

48343254	04/14/2021	04/13/2031	Nami	Financial audit; Business administration assistance advertisement; Personnel management consulting; Business management consulting; Management service of business enterprise migration marketing management; Sell for others; Looking for sponsorship; Appointment service (office affairs)

59956207	04/07/2022	04/06/2022	Nanjing Nisun

Precious metal ingots; unprocessed or semi-processed precious metals; precious metal alloys; works of art made of precious metals; badges made of precious metals; silver crafts; boxes made of precious metals coins (collectors’ items); watches; jewelry made of precious metals

57577553	01/21/2022	01/20/2032	Nanjing Nisun	Newswire services; cable television broadcasting; radio broadcasting; computer-aided messaging and image delivery; provision of telecommunications connectivity to global computer networks; provision of telecommunications channels for telephone shopping; provision of online forums; videoconferencing services; podcast video delivery; digital file delivery

57570987	01/21/2022	01/20/2032	Nanjing Nisun	Precious metal ingots; Raw or semi-processed precious metals; Precious metal alloys; Precious metal boxes; Precious metal works of art; Precious metal badges; Silver artifacts; Coins (collectibles); Precious metal jewelry; Watches

57595650	01/14/2022	01/13/2023	Nanjing Nisun	Financial Consulting; Valuables Storage; Financing Services; Financial Management; Art Valuation; Jewelry Valuation; Coin Valuation; Trusts; E-Wallet Payment Services; Pawning

57586962	01/14/2022	01/13/2023	Nanjing Nisun

Telecommunication channels for telephone shopping; Provision of online forums; Video conferencing services

Podcast video delivery; digital file transfer; provision of telecommunications connectivity to global computer networks; newswire services; cable television broadcasting; radio broadcasting; computer-aided messaging and image delivery

We own the following copyrights:

Copyright Name	Reg. No.	Issuance Date	Owner
Hengpu online RMB withdrawal system	2020SR1554067	11/09/2020	Hengpu

Hemp Online Mobile Investment System	2020SR1554106	11/09/2020	Hengpu

Hengpu online RMB recharge system	2020SR1554066	11/09/2020	Hengpu

Hengpu online authentication system	2020SR1554072	11/09/2020	Hengpu

Hengpu online entrusted trading system	2020SR1554073	11/09/2020	Hengpu

Hengpu Fund Information Display System	2020SR0774260	07/15/2020	Hengpu

Hemp Fund Mobile Redemption System	2020SR0776761	07/15/2020	Hengpu

Hengpu Fund Management System	2020SR0774255	07/15/2020	Hengpu

Hengpu Fund Trading System	2020SR0774266	07/15/2020	Hengpu

Hengpu Fund Mobile Requisition System	2020SR0769122	07/14/2020	Hengpu

Huijingshe CRM customer management system	2020SR0331868	04/14/2020	Fintech

Jetcom wallet background management system	2020SR0330745	04/14/2020	Fintech

Huijingshe Financial Management System	2020SR0332562	04/14/2020	Fintech

Huijingshe Financial Products Management Platform	2020SR0332553	04/14/2020	Fintech

Huijingshe sales channel cost accounting and operation management system	2020SR0332191	04/14/2020	Fintech

Huijingshe integrated financial management APP system	2020SR0332195	04/14/2020	Fintech

Equity trading system	2020SR0332587	04/14/2020	Fintech

Huijingshe website content management system	2020SR0331400	04/14/2020	Fintech

Huijing Fund Finance APP System	2020SR0332558	04/14/2020	Fintech

Huijingshe system monitoring alarm management platform	2020SR0331454	04/14/2020	Fintech

Employee loan system	2020SR0331462	04/14/2020	Fintech

Huijingshe distributed message management platform	2020SR0332591	04/14/2020	Fintech

Huijingshe Insurance APP System	2020SR0331872	04/14/2020	Fintech

Huijingshe risk control management system	2020SR0331518	04/14/2020	Fintech

Huijingshe Financial Leasing System	2020SR0330193	04/14/2020	Fintech

Jetcom wallet back-office management system	2020SR0332521	04/14/2020	Fintech

Huijingshe Big Data Reporting Platform	2020SR0332497	04/14/2020	Fintech

New three board data mobile display system	2019SR0914974	9/3/2019	Hengpu

Hengpu offline financial management system	2019SR0914982	9/3/2019	Hengpu

Application and display system of equity pledge financing	2019SR0915056	9/3/2019	Hengpu

Hengpu offline financing mobile investment system	2019SR0912121	9/2/2019	Hengpu

Hengpu offline financial investment system	2019SR0912070	9/2/2019	Hengpu

Hengpu Financial RMB Withdrawal System	2018SR498978	6/28/2018	Hengpu

Hengpu Financial Bank Depository Docking System	2018SR269474	4/20/2018	Hengpu

Hengpu Financial Mobile Investment System	2018SR265882	4/19/2018	Hengpu

Hengpu Financial Transaction Return System	2018SR265875	4/19/2018	Hengpu

Hengpu financial product search recommendation system	2018SR265870	4/19/2018	Hengpu

Hengpu Financial Identity Verification System	2018SR178293	3/19/2018	Hengpu

Hengpu financial investment marketing activity system	2018SR178208	3/19/2018	Hengpu

Hengpu Financial Virtual Account System	2018SR178316	3/19/2018	Hengpu

Hengpu Financial Commission Trading System	2018SR178319	3/18/2019	Hengpu

Hengpu Financial Personal Name Coin Recharge System	2018SR178295	3/19/2018	Hengpu

Huijingshe APP platform	2018SR241757	4/10/2018	Fintech

Internet technology e-commerce platform system	2021SR1914048	11/26/2021	Fintech

Computer-based blockchain technology system development application platform	2021SR1914074	11/26/2021	Fintech

Internet science and technology information resource service platform	2021SR1892299	11/25/2021	Fintech

Internet digital repository storage software	2021SR1892285	11/25/2022	Fintech

Internet Digital Technology Information R&D Management System	2021SR1892290	11/25/2021	Fintech

Fintech E-commerce trading platform IOS side V1.0	2022SR0986900	08/02/2022	Fintech

Fintech E-commerce trading platform Android V1.0	2022SR0992901	08/03/2022	Fintech

Fintech E-commerce trading platform applet side V1.0	2022SR0992902	08/03/2022	Fintech

Fintech Supply Chain Approval System V1.0	2022SR0992904	08/03/2022	Fintech

Fintech Channel Management System V1.0	2022SR0992905	08/03/2022	Fintech

Fintech Supply Chain Risk Assessment SAAS System - Management Side V1.0	2022SR1394905	10/10/2022	Fintech

Fintech Supply Chain Asset Management System V1.0	2022SR1394913	10/10/2022	Fintech

Fintech Metrics Management Platform V1.0	2022SR1488486	11/10/2022	Fintech

Fintech Information Resource Management System V1.0	2022SR1488487	11/10/2022	Fintech

Fintech Data Center Management System V1.0	2022SR1488678	11/10/2022	Fintech

Fintech Project Management System V1.0	2022SR1488717	11/10/2022	Fintech

Fintech Data Visualization BI Reporting System V1.0	2022SR1491356	11/10/2022	Fintech

Fintech E-commerce industry data big screen kanban system V1.0	2022SR1491614	11/10/2022	Fintech

Fintech Project Intelligence Cloud Management Platform V1.0	2022SR1491623	11/10/2022	Fintech

Fintech Financial Cashier Management System V1.0	2022SR1527547	11/17/2022	Fintech

Fintech Enterprise Supply Chain Management System V1.0	2022SR1527676	11/17/2022	Fintech

Fintech Enterprise Credit Risk Location System V1.0	2022SR1527677	11/17/2022	Fintech

Fintech Blockchain BaaS Platform V1.0	2022SR1531324	11/17/2022	Fintech

Fintech Mutual fund platform business management system V1.0	2022SR1533264	11/17/2022	Fintech

Fintech IOS E-commerce platform V2.0	2022SR1569585	11/30/2022	Fintech

Fintech E-commerce system PC management backend V2.0	2022SR1569632	11/30/2022	Fintech

Fintech E-commerce trading platform applet side V2.0	2022SR1570303	12/01/2022	Fintech

Fintech E-commerce trading platform for Android V2.0	2022SR1570304	12/01/2022	Fintech

Fintech Data Security Management Platform V1.0	2022SR1491615	11/10/2022	Fintech

Fintech Technology Big Data Operation Platform V1.0	2022SR1494027	11/11/2022	Fintech

Fintech E-commerce system PC management backend V1.0	2022SR0992903	08/03/2022	Fintech

Our Employees

As of December 31, 2022, we employed 252 full-time employees in the following functions:

Department	December 31, 2022	December 31, 2021	December 31, 2020
Management and administration	116	50	120
Research and Development	29	10	10
Production and operation	45	67	111
Sales	62	51	571
Total	252	178	812

We had no part-time employees in 2022.

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stop pages.

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

Investments in the PRC by foreign investors and foreign-invested enterprises are regulated by the Catalogue of Industries in which Foreign Investment is Encouraged (2022 Edition), or the 2022 Catalog, and the Special Administrative Measures for Foreign Investment Access (Negative List 2021), or the 2021 Negative List. The establishment of wholly foreign-owned enterprises is generally allowed in industries not included in the Negative List. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other applicable Chinese regulations. Under the 2021 Negative List, foreign equity in companies providing value-added telecommunications services, excluding e-commerce, domestic multi-party communications, data collection and transmission services, and call centers, should not exceed 50%. Part of our business is subject to such 50% foreign invested equity cap.

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

Regulations on Foreign Investment in the Value-Added Telecommunications Industry

Foreign direct investment in telecommunications companies in China is governed by the Administrative Rules on Foreign-invested Telecommunications Enterprises, or the FITE Regulations, which was issued by the State Council on December 11, 2001, last amended on March 29, 2022, and come into effect from May 1, made certain significant changes to the 2016 FITE Regulations. Under the 2016 FITE Regulations, foreign investors are not allowed to hold more than 50% of the equity interests in a company providing value-added telecommunications services. In addition, a foreign investor who invests in a value-added telecommunications business in the PRC must possess prior experience in and a proven track record of operating value-added telecommunications businesses overseas (the “Qualification Requirements”), while the 2022 Decision repeals the Qualification Requirements. The restrictions of Qualification Requirements no longer apply to foreign investors, and foreign investors may be allowed to hold no more than 50% of the equity interests of a company providing value-added telecommunications services. However, as of the date of this report, no applicable PRC laws, regulations or rules have provided clear guidance or interpretation about the 2022 Decision. It remains extremely uncertain as to the interpretation and enforcement of the 2022 Decision in practice and relevant regulations by government authorities.

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

Regulations on Mobile Internet Application Information Services

In 2022, the Cyber Administration of China issued Provisions on the Administration of Information Services of Mobile Internet Apps (2022 Revision), which took effect on August 1, 2022, requiring Apps providers, who provide users with services such as information release and instant massaging, to authenticate the identity of users who apply for registration, establish and improve information content examination and registration mechanism. If Apps providers violate these regulations, Apps distribution platforms shall issue warning, suspend services, remove the Apps and/or report to the competent departments.

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

The Provisions on the Administration of Internet Users’ Account Information, which was issued by the CAC on June 27, 2022 and became effective on August 1, 2022, stipulate that internet information service providers must, among other things, equip themselves with professional and technical capabilities appropriate to the scale of services, establish, improve and strictly implement systems for identity authentication, account verification, information safekeeping, ecological governance, emergency response, personal information protection, among others. The provisions also require that the internet information service providers should handle and protect internet users’ account information in accordance with law, and take measures to prevent unauthorized access, as well as leakage, tampering, or loss of personal information. The internet information service providers must set up convenient portals for complaints and whistleblowing at an easily seen location, provide channels for complaints and whistleblowing, improve the acceptance, screening, disposal and feedback mechanisms, specify the handling process and feedback time limit and timely handle the complaints and whistleblowing of users and the public.

On September 9, 2022, the CAC, the MIIT, and the SAMR issued the Administrative Provisions on Internet Pop-up Push Notification Services, which took effect on September 30, 2022. The provisions require that internet pop-up push notification service providers should implement the responsibilities as subjects of information content management and establish and improve management systems for censoring of information content, ecological governance, data security, and personal information protection, and protection of minors.

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

On November 7, 2016, the NPC Standing Committee promulgated the Cyber Security Law of the PRC, or Cyber Security Law, which took effect on June 1, 2017, pursuant to which, network operators must comply with laws and regulations and fulfil their obligations to safeguard security of the network when conducting business and providing services. Those who provide services through networks must take technical measures and other necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. It also states that: network operator may not collect personal information that is irrelevant to the services it provides or collect or use the personal information in violation of the provisions of laws or agreements between both parties. The Regulations on Cyber Security Supervision and Inspection of Public Security Organs, which was issued by the MPS on September 15, 2018 and came into effect on November 1, 2018, is an important basis for the Public Security Bureau to strengthen the enforcement of the Cyber Security Law. On September 12, 2022, the Cyber Administration of China issued the Cyber Security Law (Draft for Comments) to solicit public comments. The draft mainly adjusted the penalties stipulated in Cyber Security Law. As of now, Cyber Security Law has not been revised.

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

On December 28, 2021, the Cyberspace Administration of China issued the Measures for Cybersecurity Review which took effect on February 15 2022. It proposes to authorize the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, including listings in foreign countries by companies that possess personal data of more than one million users. It also stipulates that any operator in violation of the regulations shall be penalized in accordance with the Cyber Security Law and the Data Security Law.

On July 7, 2022, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer, which took effect on September 1, 2022. According to these measures, in addition to the requirement to conduct self-assessment on the risks of the outbound data transfer, to provide data abroad under any of the following circumstances, a data processor must apply to the national cyberspace department for data security assessment through the provincial-level cyberspace administration authority: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by a critical information infrastructure operator or a personal information processor who has processed the personal information of more than one million people; (iii) outbound transfer of personal information by a personal information processor who has made outbound transfers of the personal information of 100,000 people cumulatively or the sensitive personal information of 10,000 people cumulatively since January 1 of the previous year; and (iv) other circumstances where an application for the security assessment of an outbound data transfer is required as prescribed by the national cyberspace administration authority.

The Measures for the Standard Contractual Measures for Cross-border Transfer of Personal Information, which was issued by the CAC on February 22, 2023 and will take effect on June 1, 2023, specified the applicable scope of, conditions to enter into and detailed filing requirements for standard contracts on cross-border transfer of personal information, which will become a part of the compliance mechanism for personal information protection.

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

On July 22, 2020, the Ministry of Public Security issued the Guiding Opinions on Implementing the Network Security Level Protection System and Critical Information Infrastructure Security Protection System. It stipulates that internet operators shall cooperate with public security authorities to crack down on illegal and criminal online activities. In the event of online crimes, or material cyber security threats and incidents, the internet operators shall promptly report and provide necessary assistance to the public security authorities.

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

Regulations on Anti-Monopoly Matters Related to Internet Platform Companies

The PRC Anti-Monopoly Law, which was last amended on June 24, 2022, and took effect on August 1, 2022, prohibits monopolistic conducts such as entering into monopoly agreements, abusing market dominance, and undertaking concentrations that may have the effect of eliminating or restricting competition. On February 7, 2021, the Anti-Monopoly Commission of the State Council officially promulgated the Anti-Monopoly Guidelines on Platform Economics. The guidelines prohibit certain monopolistic conducts of internet platforms to protect market competition, safeguard interests of users and operators who participate in internet platform economics, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology methods to block competitors’ interface, tying or attaching unreasonable trading conditions, compulsory collection of unnecessary user data). In addition, the guidelines also reinforce the requirement of antitrust merger review for internet platform related transactions to safeguard market competition.

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

The Interim Measures for Administration of Internet Loans Issued by Commercial Banks, or the Internet Loans Interim Measures, promulgated by the CBIRC, came into effect on July 12, 2020 and was amended on June 21, 2021. While the Interim Measures apply to commercial banks, consumer finance companies and auto finance companies directly, the Interim Measures also require these banking financial institutions to strengthen the management of cooperation related to loan business, which would affect the cooperated institutions in internet loan business and their existing business models. Pursuant to these Interim Measures, commercial banks shall evaluate their cooperation agencies and implement name list management. Commercial banks shall not accept direct and disguised credit enhancement services from unqualified cooperation agencies, nor entrust third-party collection agencies with illegal records. The Interim Measures also provide that, except for cooperating institutions that jointly provide loans, commercial banks shall not entrust cooperating institutions to perform key operations, such as loan issuance, loan principal and interest recovery, and suspension of funding. Pursuant to the Interim Measures, commercial banks shall independently carry out risk assessment and credit approval for loans they fund, and take primary responsibility for post-loan management. Commercial banks shall not entrust third-party institutions with records of violent collection or other illegal records to collect loans. Furthermore, according to the Interim Measures, commercial banks shall forbid third-party partners from charging any fees or interests on borrowers, and shall clarify such rule in written agreements with their partners. The CBIRC and its local branches shall evaluate reports and relevant materials submitted by commercial banks, and the key assessment factors include independent control of credit approval procedures, contract signing and other core risk management procedures of commercial banks.

On February 19, 2021, the CBIRC issued the Notice of Further Regulating Online Loan Business of Commercial Banks, and it provides that commercial banks shall not outsource material procedures of loan origination, loan servicing, and delinquency management to third-party institutions, and in addition, commercial banks shall not engage in online loan business outside its registered place.

On July 12, 2022, CBIRC issued the Notice on Strengthening the Management of Commercial Banks’ Internet Loan Business and Improving the Quality and Efficiency of Financial Services, which further requires commercial banks to: (i) effectively conduct security assessments on the cooperating institutions which provide and process personal information; (ii) strengthen loan fund management, take effective measures to monitor loan usage, ensure safety of the loan funds, and prevent cooperating institutions from intercepting, pooling, or misappropriating fund; (iii) standardize the Internet loan cooperation business with third-party institutions, and restrict or refuse to cooperate with those that are in violation of relevant regulations on Internet loans; and (iv) strengthen the protection of consumer rights and interests, strengthen the compliance management of the marketing and publicity behaviors of cooperating institutions, and clearly stipulate relevant prohibited behaviors in the cooperation agreement. The transition period for the stock business of Internet loans of commercial banks will end on June 30, 2023. During the transition period, new Internet loans businesses of commercial banks shall meet the requirements of the Interim Measures, the Internet Loans Circular and this Notice.

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

M&A Rules and Regulation on Overseas Listings and Securities Offerings

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

On February 17, 2023, the CSRC issued the Trial Measures and five application guidelines, or the Overseas Listing Rules, which took effect on March 31, 2023. According to the Overseas Listing Rules, among other things, after making initial applications with overseas stock markets for offerings or listings, all China-based companies shall file with the CSRC within three business days. Subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within three business days after the offering is completed. Subsequent securities offerings and listings of an issuer in other overseas markets than where it has offered and listed shall be filed with the CSRC within three business days after the applications are made. In addition, overseas offerings and listings are prohibited for such China-based companies when any of the following applies: (a) where such securities offering and listing is explicitly prohibited by provisions in PRC laws, administrative regulations and relevant state rules; (b) where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (c) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (d) where the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; (e) where there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. The Overseas Listing Rules further stipulate that a fine between RMB 1 million and RMB 10 million may be imposed if a company fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Overseas Listing Rules. According to the Notice on the Filing Management Arrangements for Overseas Offerings and Listings by Domestic Companies published by the CSRC on February 17, 2023, existing listed companies are not required to make any filings until they conduct a new offering or financing transaction in the future. A company is regarded as an existing listed company if it (a) has already completed overseas listing or offering, or (b) has already obtained the approval for the offering or listing from overseas securities regulatory authorities or stock exchanges but has not completed such offering or listing before the effective date of the Overseas Listing Rules and also completes the offering or listing before September 30, 2023. On the effective date of the Overseas Listing Rules, PRC companies that have already submitted offering and listing applications but have not yet obtained the approvals from overseas securities regulators or exchanges shall make filings with the CSRC at a reasonable time before the completion of the offerings or listings. For those that have already obtained CSRC’s approvals for overseas listings or offerings may continue their process without additional filings but shall make the filing pursuant to the Overseas Listing Rules if they cannot complete the offering or listing before the expiration of the original approval from CSRC.

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

Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC subsidiaries shall be registered with SAFE. Furthermore, the total amount of foreign debts that can be incurred by such PRC subsidiaries, including any shareholder loans, shall not exceed the difference between the total investment amount and the registered capital amount of the PRC subsidiaries.

Regulations on Enterprise Income Tax

On March 16, 2007, the NPC Standing Committee issued the Enterprise Income Tax Law of the PRC, which took effect on January 1, 2008, or the Old EIT Law. On December 6, 2007, the State Council enacted the Implementation Rules for the Enterprise Income Tax Law of the PRC, or the EIT Rules, which also took effect on January 1, 2008 and was amended on April 23, 2019. The Old EIT Law was amended on February 24, 2017 and December 29, 2018. The Old EIT Law, as amended, and the EIT Rules are collectively referred to as the EIT Law. According to the EIT Law, taxpayers consist of resident enterprises and non-resident enterprises. Resident enterprises are defined as enterprises that are established in China in accordance with the PRC laws, or that are established in accordance with the laws of foreign countries but whose actual or de facto control entity is within the PRC. Non-resident enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries and whose actual administration is conducted outside the PRC, but (i) have entities or premises in China, or (ii) have no entities or premises but have income generated from China. According to the EIT Law, foreign-invested enterprises in the PRC are subject to a uniform enterprise income tax rate of 25%. A non-resident enterprise that has an establishment or premises within the PRC must pay enterprise income tax at a rate of 25% on its income that is derived from such establishment or premises inside the PRC and that is sourced outside the PRC but is actually connected with the said establishment or premises. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment institutions or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, the enterprise income tax is, in that case, set at the rate of 10% for their income sourced from inside the PRC.

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

The EIT Law provides that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. The income tax on the dividends may be reduced pursuant to a tax treaty between China and other applicable jurisdictions. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Double Tax Avoidance Arrangement, issued by the SAT on August 21, 2006 that took effect on December 8, 2006, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement, its protocols and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the in-charge tax authority. However, based on the SAT Circular on Relevant Issues relating to the Implementation of Dividend Clauses in Tax Agreements, issued and effective on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Based on the SAT Announcement of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties, issued on February 3, 2018 and effective from April 1, 2018, to determine the “beneficial owner” status of a resident of the treaty counterparty seeking to enjoy tax treaty benefits, a comprehensive analysis must be carried out in accordance with the factors set out in the announcement.

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

The following chart illustrates our Company’s organizational structure, including our subsidiaries and consolidated affiliated entities as of the date of this annual report:

D. Property, plant and equipment

Description of Property

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes. Following is a list of our properties, all of which we currently lease:

Property	Rental Term	Space	Ground Floor Area
Floor 20-21, No. 55 Loushanguan Road, Changning District, Shanghai,	July 01, 2022 – June 30, 2027		2058.2m2
Gubei SOHO, 188 HongBaoShi Road, Changning District, Shanghai	August 01, 2022 – July 31, 2025		1000m2
Floor 1-3, Building 26, No.80 Kangping Road, Zhengdong New District, Zhengzhou, Henan Province	May 01, 2022 – April 31, 2025		562.14m2
Unit 605, 6 / F, block B, 33 Financial Street, Xicheng District, Beijing	January 01, 2022 – December 31, 2023		278m2
Floor 8, No.31 Donghai West Road, Shinnan District, Qingdao, Shandong Province	January 01, 2022 – December 31, 2024		68m2

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

We are a technology-driven, integrated supply chain solutions and financial solutions services provider focused on improving China’s corporate finance industry. We provide supply chain solutions services to corporate enterprises and finance institutions in information technology supply chain management and digital technology transformation. Leveraging our fintech expertise and industry experience, we provide supply chain solutions to both PRC and non-PRC enterprises. Further, we offer a wide range of technology-driven customized financing solutions to small and medium-sized enterprises (SMEs) in China to improve SMEs’ access to capital. Our comprehensive solutions enable SMEs to acquire financing in a convenient, efficient and customized manner to facilitate healthy enterprise development. We also provide direct banking solutions to small and medium-sized commercial banks and other financial institutions in their distribution and management of direct banking and other financial products. Built on our proprietary financial technology, our fintech platforms offer specialized asset allocation and financial planning services to institutional and individual investors.

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

On November 30, 2020, to streamline our businesses, we transferred all of our equity interests in HK Xibolun to Wise Metro Development Co., Ltd. (“Wise Metro”), an entity controlled by our former Chief Executive Officer and former Chairman of the Board of Directors, Mr. Anyuan Sun, pursuant to a call option agreement we entered into with Wise Metro on April 16, 2019. Through the disposition of our equity in HK Xibolun, we divested our interests in the Xibolun Group and discontinued our legacy manufacturing and engineering business. This disposition has been treated as ”Discontinued Operations” in the consolidated financial statements.

Our current business is comprised of three main services areas, including SME financing solutions, supply chain and other financing solutions, and supply chain trading businesses. We provide technology-driven customized comprehensive financing solutions to SMEs to improve SMEs’ access to capital and financings. Leveraging our closed-loop fintech ecosystem, we help SMEs channel working capital and liquidity resources by connecting SMEs to the investors and solving risk control issues in the financing process.

We launched our technology-driven integrated supply chain solutions business through digital platforms in January 2020. Fintech provides multi-level supply chain solutions to core enterprises and SMEs by focusing on industry and finance integration and industry segmentation. Our supply chain solutions services currently primarily target the agriculture, infrastructure, maritime logistics, energy and plastics products markets. With a focus on finance and industry linkage, we serve the upstream and downstream enterprises and transactions of the supply chain industry while facilitating supply-side sub-sector reforms. We aim to build supply chain platforms that link commercial banks, securities firms, trusts, investment funds, insurance companies and state-owned enterprises through the continued introduction of big data, artificial intelligence, Internet of Things, blockchain and other cutting-edge technologies into the supply chain industry.

As our supply chain solution business grew substantially in size, we launched our supply chain trading business and expanded our product offerings, leveraging our supply chain technology platform and high-quality customer connections. Complementary to supply chain solutions, we also plan to sell products such as vegetables directly to customers through our Intelligent matching system.

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

Impact of COVID-19 Pandemic

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. COVID-19 has spread rapidly to many parts of the PRC and other parts of the world in the first quarter of 2020, which has caused significant volatility in the PRC and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the PRC and international economies. After the Spring of 2020, the COVID outbreak in China has gradually been controlled and we returned to normal operations. The COVID-19 pandemic did not have a material negative impact on the Company’s financial services and supply chain solution business for the year ended December 31, 2021. In March 2022, due to the spread of new variants and subvariants of COVID-19, which may spread faster than the original COVID-19 variant in Shanghai and some other cities in China, some local government in China has imposed strict movement restrictions. In late March and May 2022, the Shanghai authorities issued strict lock-downs and shut-down orders in response to the pandemic. As a result, the employees of the PRC operating entities located in Shanghai started to work from home. As the employees are equipped and prepared for the remote work situations, and the PRC operating entities are able to continue to provide services with the customers remotely with minimum interruption. The management of the PRC operating entities do not believe the lock-down restrictions in Shanghai will have a materially negative impact to the business, operations, and financial results.

With the COVID-19 resurgence gradually under control and the Zero-COVID policy being modified by the Chinese government, most of the travel restrictions and quarantine requirements were lifted in December 2022. According to the outbreak notice issued by the Prevention and Control Office, the State Council approved the lifting of the preventive and control measures against COVID-19 infection as a Class A infectious disease under the Law of the People’s Republic of China on the Prevention and Control of Infectious Diseases as of January 8, 2023. Following these changes, the Company continued to expand its sales networks to meet the increasing demands from customers. In light of the uncertainties in the global market and economic conditions attributable to the COVID-19 pandemic, the company will continue to evaluate the nature and extent of the impact of the COVID-19 pandemic to its financial condition and liquidity.

Financial Results for fiscal years 2022 and 2021

The following table presents an overview of our results of operations for fiscal years 2022 and 2021:

	Year ended December 31,		Changes
	2022	2021	($)	(%)
Revenue	$234,174,265	$160,199,711	$73,974,554	46%
Cost of revenue	197,124,969	106,151,567	90,973,402	86%
Gross profit	37,049,296	54,048,144	(16,998,848)	(31)%
Selling, general and administrative expenses	19,339,840	15,859,234	3,480,606	22%
Income from operations	17,709,456	38,188,910	(20,479,454)	(54)%
Other income (expense), net	4,812,456	2,587,113	2,225,343	86%
Income before income taxes	22,521,912	40,776,023	(18,254,111)	(45)%
Income taxes expense	4,741,854	10,269,501	(5,527,647)	(54)%
Net income	17,780,058	30,506,522	(12,726,464)	(42)%
Less: net income attributed to non-controlling interest	(159,246)	(126,161)	(33,085)	26%
Net income (loss) attributed to the Nisun shareholders	17,620,812	30,380,361	(12,759,549)	(42)%
Foreign currency translation (loss) income	(12,576,380)	2,039,011	(14,615,391)	(717)%
Comprehensive income	$5,044,432	$32,419,372	$(27,374,940)	(84)%

The following table presents an overview of our results of operations for fiscal years 2021 and 2020:

	Year ended December 31,		Changes
	2021	2020	($)	(%)
Revenue	$160,199,711	$42,190,191	$118,009,520	280%
Cost of revenue	106,151,567	19,973,656	86,177,911	432%
Gross profit	54,048,144	22,216,535	31,831,609	143%
Selling, general and administrative expenses	15,859,234	12,188,316	3,670,918	30%
Income from operations	38,188,910	10,028,219	28,160,691	281%
Other income (expense), net	2,587,113	829,451	1,757,662	212%
Income before income taxes	40,776,023	10,857,670	29,918,353	276%
Income taxes expense	10,269,501	941,064	9,328,437	991%
Net income from continuing operations	30,506,522	9,916,606	20,589,916	208%
(Loss) from discontinued operations, net of tax	-	(22,971,016)	22,971,016	100%
Net income (loss)	30,506,522	(13,054,410)	43,560,932	334%
Less: net income attributed to non-controlling interest	(126,161)	(37,380)	(88,781)	238%
Net income (loss) attributed to the Nisun shareholders	30,380,361	(13,091,790)	43,472,151	332%
Foreign currency translation income	2,039,011	5,507,420	(3,468,409)	(63)%
Comprehensive income (loss)	$32,419,372	$(7,584,370)	$40,003,742	527%

Revenues

The following table presents a breakdown of our revenue for fiscal years 2022 and 2021.

	Year ended December 31,				Changes	Changes
	2022	%	2021	%	($)	(%)
Revenue from financial services:
SME financing solutions	$87,269,959	37%	$87,133,963	54%	$135,996	0%
Supply chain financing solutions	3,542,592	2%	4,930,289	3%	(1,387,697)	(28)%
Other financing solutions	-	0%	3,222	0%	(3,222)	(100)%
Total revenue from financial services	90,812,551	39%	92,067,474	57%	(1,254,923)	(1)%
Revenue from supply chain trading	143,361,714	61%	68,132,237	43%	75,229,477	110%
Total revenue	$234,174,265	100%	$160,199,711	100%	$73,974,554	46%

The following table presents a breakdown of our revenue from continuing operations for fiscal years 2021 and 2020.

	Year ended December 31,				Changes	Changes
	2021	%	2020	%	($)	(%)
Revenue from financial services:
SME financing solutions	$87,133,963	54%	$40,779,794	97%	$46,354,169	114%
Supply chain financing solutions	4,930,289	3%	1,369,859	3%	3,560,430	260%
Other financing solutions	3,222	0%	40,538	0%	(37,316)	(92)%
Total revenue from financial services	92,067,474	57%	42,190,191	100%	49,877,283	118%
Revenue from supply chain trading	68,132,237	43%	-	-%	68,132,237	100%
Total revenue	$160,199,711	100%	$42,190,191	100%	$118,009,520	280%

Total revenue for the year ended December 31, 2022, was $234.2 million, representing an increase of $74.0 million or 46%, from $160.2 million for the year ended December 31, 2021, primarily with increases in revenue from supply chain trading sales. The increase in our total revenues was primarily due to our ability to expand our business, achieve higher quality customers, and achieve a higher customer retention.

The Company provides a set of financing solutions to SMEs, including design, issuance, distribution, and management of financial products. For the year ended December 31, 2022, the revenue from SME financing solution services increased by $0.1 million, from $87.1 million for the year ended December 31, 2021, to $87.2 million in the comparable period in 2022.

The Company commenced its supply chain solution business in January 2020. With a focus on finance and industry linkages, the Company aims to serve the upstream and downstream of the supply chain industry while facilitating supply-side sub-sector reform. Revenue generated from supply chain solutions includes financing and management services to downstream venders. During the year ended December 31, 2022, revenue from the supply chain financing solutions was $3.5 million, decreased by $1.4 million, or 28%, from $4.9 million for the year ended December 31, 2021, primarily due to the reason that the Company shifted the focus of business development from the supply chain financing solutions to supply chain trading.

The Company launched its supply chain trading business in July 2021 after generating high-quality customers and resources through its supply chain financing solutions business. During the year ended December 31, 2022, revenue from the supply chain trading business was $143.3 million, an increase of $75.2 million, or 110%, from $68.1 million for the year ended December 31, 2021, primarily due to the Company’s expansion of its supply chain trading business into various industries such as the agricultural industry and retail industry.

Cost of Revenue

The following table presents a breakdown of our cost of revenue for fiscal years 2022 and 2021:

	Year ended December 31,				Changes	Changes
	2022	%	2021	%	($)	(%)
Cost of revenue for services:
SME financing solutions	$54,603,027	28%	$36,440,303	35%	18,162,724	50%
Supply chain financing solutions	869,049	0%	1,548,698	1%	(679,649)	(44)%
Total cost of revenue - service	55,472,076	28%	37,989,001	36%	17,483,075	46%
Cost of revenue – supply chain trading	140,880,063	72%	67,628,806	64%	73,251,257	108%
Business and sales related tax	772,830	0%	533,760	0%	239,070	45%
Total cost of revenue	$197,124,969	100%	$106,151,567	100%	90,973,402	86%

The following table presents a breakdown of our cost of revenue for fiscal years 2021 and 2020:

	Year ended December 31,				Changes	Changes
	2021	%	2020	%	($)	(%)
Cost of revenue – services
SME financing solutions	$36,440,303	35%	$19,249,545	96%	17,190,758	89%
Supply chain financing solutions	1,548,698	1%	724,111	4%	824,587	114%
Total cost of revenue – service	37,989,001	36%	19,973,656	100%	18,015,345	90%
Cost of revenue – supply chain trading	67,628,806	64%	-	-%	67,628,806	100%
Business and sales related tax	533,760	0%	233,389	0%	300,371	129%
Total cost of revenue	$106,151,567	100%	$20,207,045	100%	86,177,911	431%

Cost of revenue from services is primarily comprised of cost of sales, direct operational costs, direct costs associated with staff who design and manage the SME financing solutions, supply chain solutions and other financing solutions business and sales related taxes.

For the year ended December 31, 2022, cost of revenue was $197.1  million, an increase of $90.9 million, or 86%, from $106.2 million for the year ended December 31, 2021.

For the year ended December 31, 2022, cost of revenue related to SME financing services was $54.6 million, an increase of $18.2 million, or 50%, from $36.4 million for the year ended December 31, 2021, primarily attributable to more operational costs and staff cost.

For the year ended December 31, 2022, cost of revenue related to supply chain financing solution services was $0.8 million, a decrease of $0.7 million, or 44%, from $1.5 million for the year ended December 31, 2021, primarily attributable to the decreased revenue and less operational costs.

The Company launched the supply chain trading business in July 2021 after generating high-quality customers and resources through its supply chain financing solutions business. For the year ended December 31, 2022, the cost of revenue related to sales was $140.9 million, an increase of $73.3 million, or 108%, from $67.6 million for the year ended December 31, 2021, primarily attributable to the increased revenue and more operational costs and staff cost.

Gross Profit

For the years ended December 31, 2022 and 2021, gross profit was $37.0 million and $54.0 million, respectively, representing a decrease of approximately $17.0 million or 31%. The decrease was primarily due to the significant increase in cost of third-party channels for the SME financing solution services (the gross profit of financing solution business decreased by $18.7 million, or 35%), adjusted by an increase in the gross profit of our supply chain trading business by $2.0 million, or 393%, primarily due to our ability to expand our business, attract higher quality customers, and achieve higher customer retention.

Operating Expenses

The following table presents a breakdown of operating expenses for fiscal years 2022 and 2021:

	Year ended December 31,				Changes	Changes
	2022	%	2021	%	($)	(%)
Selling expenses	$1,977,617	11%	$2,323,403	15%	$(345,786)	(15)%
General and administrative expenses	11,288,871	58%	11,641,567	73%	(352,696)	(3)%
Research and development expenses	1,563,718	8%	1,599,728	10%	(36,010)	(2)%
Bad debts expense	4,509,634	23%	294,536	2%	4,215,098	1431%
Total operating expenses	$19,339,840	100%	$15,859,234	100%	$3,480,606	22%

The following table presents a breakdown of operating expenses for fiscal years 2021 and 2020:

	Year ended December 31,				Changes	Changes
	2021	%	2020	%	($)	(%)
Selling expenses	$2,323,403	15%	$3,181,810	26%	$(858,407)	(27)%
General and administrative expenses	11,641,567	73%	8,188,736	67%	3,747,367	46%
Research and development expenses	1,599,728	10%	817,770	7%	781,958	96%
Bad debts expense	294,536	2%	-	-	294,536	100%
Total operating expenses	$15,859,234	100%	$12,188,316	100%	$3,670,918	30%

Operating expenses are comprised of advertising and marketing costs, administrative compensation, office rent and expenses, R&D expenses, and professional fees. Total operating expenses were $19.3 million for fiscal year 2022, an increase of $3.4 million, or 22%, from $15.9 million in the same period of the prior year.

For fiscal year 2022, the Company incurred selling expenses of approximately $2.0 million, as compared to approximately $2.3 million for fiscal year 2021, a decrease of approximately $0.3 million, or 15%. The decrease in expenses was principally due to the Company’s building up of its network in supply chain trading business in various industries and cutting its marketing expenses.

For fiscal year 2022, the Company incurred general and administrative expenses of approximately $11.3 million, as compared to approximately $11.6 million for fiscal year 2021, representing a decrease of approximately $0.3 million or 3%. The decrease in expenses was primarily due to the Company paid $2.5 million for AGP agreement cancellation fees last year, adjusted by the impairment loss on goodwill incurred this year and increased expenses due to expansion of business of $1.9 million.

For fiscal year 2022, our research and development (R&D) expenses were $1.6 million, same as R&D expenses in fiscal 2021.

For fiscal year 2022, our bad debt expense was $4.5 million, as compared to approximately $0.3 million for fiscal year 2021, representing an increase of approximately $4.2 million or 1,431%. The bad debt expense was primarily due to certain suppliers not being able to fulfill their obligations due to Covid-19.

Other income (expense), net

Other income (expense), net, is used to record our non-operating income and expenses, interest income and expenses, investment income and other income and expenses.

For fiscal year 2022, the Company had other income, net of $4.8 million, representing an increase of $2.2 million, compared to $2.6 million for fiscal year 2021. The increase was due to an increase in investment income from short-term investments and the Company’s investment in a limited partnership.

Income tax expense (benefit)

For fiscal years 2022 and 2021, Fintech was recognized as a High-Technology (“High-Tech”) Company by the Chinese government and subject to a reduced income tax rate of 15%, a reduction from the normal unified rate of 25%. The High-Tech certificate is valid for three years starting from November 2020 and subject to renewal. In accordance with the implementation rules of the Income Tax Law of the PRC, for the enterprises newly established in the Horgos Development Zone within the scope of “Catalogue of EIT Incentives for Industries Specially Encouraged for Development by Poverty Areas of Xinjiang”, the enterprise income from income tax shall be exempt for five years beginning from the first year in which the manufacturing or business operational revenue is earned. Khorgos is established in the Horgos Development Zone and its income is eligible to be exempt for five years starting from 2019. For the year ended December 31, 2022, Jilin Lingang, Jilin Lingang Hengda, Liaogang SH, Liaogang Yingkou, Fintech Zibo, Fintech SX, Fintech Ningbo, Fintech Shandong, Nisun Gold, and Fintech Jiangxi, Nisun Shandong, Gansu Zhonghexi, NingChen, Shanghai Naqing, Nisun Mishan, Hangzhou Fengtai, Fintech Shenzhen are subject to a favorable income tax rate of 2.5% due to being small-scale taxpayers. The remaining Group’s subsidiaries, VIEs and VIEs’ subsidiaries from the financial services business are subject to corporate income tax at the PRC unified rate of 25%.

For fiscal year 2022, income tax expense was $4.7 million, as compared to $10.3 million of income tax expenses for fiscal year 2021, which was mainly because the Company realized income before taxes of approximately $22.5 million in fiscal year 2022, compared with income before tax of approximately $40.8 million in fiscal year 2021.

The effective tax rate was 21.1% for fiscal year 2022, compared to 25.0% for fiscal year 2021 principally due to the reduced tax rates for small scale taxpayers.

Net income (loss)

For fiscal year 2022, the Company generated net income of $17.8 million, as compared to net income of approximately $30.5 million for fiscal year 2021, representing a decrease of $12.7 million. The decrease was primarily due to the significant increase in cost of third-party channels.

Net income (loss) per share

For fiscal year 2022, the net income per share was $4.42 for fiscal year 2022 compared to $14.13 for fiscal year 2021, representing a decrease of approximately $9.71 per share.

Liquidity and Capital Resources

As of December 31, 2022, the Company had cash, cash equivalents and restricted cash of $67.3 million, compared to $91.6 million as of December 31, 2021. This decrease was primarily attributable to $17.8 million generated from investing activities offset by $8.3 million used in financing activities and $29.0 million used in operating activities.

In assessing our liquidity, the Company monitors and analyzes our cash on-hand and our operating and capital expenditure commitments. Our liquidity needs are to meet our working capital requirements, operating expenses, and capital expenditure obligations.

Based on the above considerations, management is of the opinion that we have sufficient funds to meet our working capital requirements for the twelve months from the date of release of this report.

Substantially all of our operations are conducted in China and all of our revenues, expenses, and cash are denominated in Renminbi (RMB). RMB is subject to the exchange control regulation in China and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict its ability to convert RMB into U.S. Dollars.

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, an enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserve until the cumulative amount of such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. As of December 31, 2022, and December 31, 2021, the statutory reserve balance for the Company’s entities established in the PRC were $9,167,845 (RMB 52,721,692) and $6,942,111 (RMB 30,241,027), respectively. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Under PRC law, RMB is currently convertible into U.S. Dollars under a company’s “current account,” which includes dividends, trade and service-related foreign exchange transactions, without prior approval of the State Administration of Foreign Exchange (SAFE), but is not from a company’s “capital account,” which includes foreign direct investments and loans, without the prior approval of the SAFE.

We have not declared or paid any cash dividends to our shareholders. Our Board of Directors may declare dividends in the future after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time. Any declaration and payment, as well as the amount of dividends will be subject to our Memorandum and Articles of Association, as amended, and applicable PRC, BVI and U.S. securities laws and regulations.

The following table provides summary information about our net cash flows for financial statement periods presented in this report:

	For the Years Ended December 31,
	2022	2021	2020
Net cash (used in) provided by operating activities from continuing operations	$(28,952,923)	$23,857,102	$2,250,373
Net cash provided by operating activities from discontinued operations	-	-	436,389
Net cash provided by (used in) investing activities from continuing operations	17,837,501	(25,250,787)	(4,712,912)
Net cash used in investing activities from discontinued operations	-	-	(6,713)
Net cash (used in) provided by financing activities from continuing operations	(8,344,324)	70,527,541	19,147,918
Net cash (used in) financing activities from discontinued operations	-	-	(788,599)
Effect of exchange rate change in cash, cash equivalents and restricted cash	(4,848,722)	294,928	2,806,981
Net change in cash, cash equivalents and restricted cash	(24,308,468)	69,428,784	19,133,437
Net change in cash, cash equivalents and restricted cash from discontinued operations	-	-	(283,314)
Net change in cash, cash equivalents and restricted cash from continuing operations	$(24,308,468)	$69,428,784	$19,416,751

Operating Activities

Net cash used in operating activities for fiscal 2022 was approximately $29.0 million, which was primarily attributable to net income of approximately $17.8 million, adjusted for non-cash items of approximately $7.4 million and adjustments for changes in working capital of approximately negative $54.2 million. The adjustments for changes in working capital mainly included (i) a decrease for the purchase of $25.5 million in inventories due to the purchase of a new Chinese herbal medicine and gold sales business, (ii) advances of $39.9 million to suppliers, (iii) an increase of $11.4 million in other receivables related to the supply chain solutions business due to the significant increase of this business, (iv) an increase of $19.1 million in advances from suppliers due to significant growth in the supply chain trading business, which requires prepayments from customers for purchases, (v) a decrease in other payables related to our supply chain business of $15.2 million due to the payment of the prior year’s balance and the lower volume of business in 2022, and (vi) a decrease in taxes payable of 5.6 million.

Net cash provided by operating activities for fiscal 2021 was approximately $23.9 million, which was primarily attributable to net income of approximately $30.5 million, adjusted for non-cash items of approximately $2.7 million and adjustments for changes in working capital of approximately negative $9.4 million. The adjustments for changes in working capital mainly included (i) an increase $13.3 million in accounts receivable related to the supply chain trading business launched in fiscal year 2021, (ii) an increase $48.2 million in other receivables related to supply chain solutions business due to the significant increase of this business, (iii) an increase of 9.2 million in advances to suppliers (iv) an increase in accounts payable of $33.6 million, (v) an increase in other payable related to our supply chain business of $25.6 million, and (vi) an increase in taxes payable of $5.6 million due to higher earnings.

Investing Activities

Net cash provided by investing activities was $17.8 million for fiscal year 2022, primarily attributable to $51.6 million of investment in debt securities and structured deposits, payments made for the purchase of long-term investments of $7.4 million offset by cash of $78.6 million received from the sale of short-term investments.

Net cash used in investing activities was $25.3 million for fiscal year 2021, primarily attributable to (i) $39.5 million of investment in debt securities and structured deposits, (ii) $7.0 million cash paid in connection with the Company’s acquisition of Nami, (iii) $15.0 million of cash received on disposal of discontinued operations, (iv) $4.9 million cash received from sale of debt securities and structured deposits, and (v) $1.6 million of repayment from loans to third parties.

Financing activities

Net cash used in financing activities was $8.3 million for fiscal year 2022, primarily attributable to (i) $36.8 million of proceeds from third-party loans, and (ii) $41.5 million repayment of third-party loans, (iii) $1.2 million of repayments of short-term bank loans, and (iv) $2.5 million of repayment of loans from related parties.

Net cash provided by financing activities was $70.5 million for fiscal year 2021, primarily attributable to (i) the net proceeds of $70.8 million from our public offering of common shares and pre-funded warrants, (ii) $1.8 million of repayments to related parties, (iii) $0.7 million capital contribution from the non-controlling interest in Liaogang, and (iv) $0.8 million cash received from short-term bank loans.

Material Cash Requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our capital expenditures and operating lease obligations, as well as cash requirements for potential investments.

Our capital expenditures primarily consist of purchases of servers, computers, other office equipment and intangible assets. Our capital expenditures were $.7 million in 2022, $.2 million in 2021 and $.3 million in 2020. We will continue to make capital expenditures to meet the expected growth of our business.

Our operating lease obligations primarily represent the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates. Our leasing expense was $.8 million, $ .7 million and $ .6 million for the years ended December 31, 2022, 2021, and 2020, respectively. The majority of our operating lease commitments are related to our office lease agreements in China.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

Impact of Inflation

We do not believe the impact of inflation on our Company has been material. Almost all our operations are in China and the inflation rate has been relatively stable in the last three years: 2.50% in 2022, 0.9% in 2021, and 2.39% in 2020.

Holding Company Structure

Nisun International. is a holding company with no material operations of its own. We conduct our operations through our PRC subsidiaries and our VIEs in China. As a result, our ability to pay dividends depends significantly upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their accumulated after-tax profits, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC law, each of our PRC subsidiaries and our VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our VIE’s may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. In addition, any dividends paid by the PRC entities outside of China are subject to a 10% withholding tax. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Research and Development

During fiscal year 2022, the Company spent $1.6 million on enhancing and developing the functionalities of the Company’s supply chain solutions and other financing service Apps and platform, same as in fiscal year 2021.

Impact of Foreign Currency Fluctuations

For the years ended December 31, 2022, Foreign currency translation loss was $12.6 millions. If the RMB continues to deteriorate, this could affect the Company’s financial condition and operating results in the future.

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

●	The Company entered into a strategic cooperation agreement (the “Agreement”) with Gold of China Limited (“Gold of China”), a leading company engaged in gold jewelry wholesale and retail sales in China. The Agreement represents a significant initiative of the Company’s supply chain business strategy to increase its presence and explore growth opportunities in the gold and jewelry market.

●	The Company’s subsidiary, Nisun Haiyuan (Qingdao) Supply Chain Management Co. Ltd (“Nisun Haiyuan”) a joint venture company established by NiSun Ocean (Qingdao) Supply Chain Investment Co., Ltd (“Nisun Ocean”) and Qingdao Haiyuan Daodi Chinese Medicinal Herbs Technology Co., Ltd (“Daodi”), has signed an agricultural trade management services agreement (the “Agreement”) with Qingdao Shenghui Traditional Chinese Medicine Planting Professional Cooperative (“Shenghui”), an affiliate of Daodi primarily engaged in the cultivation of traditional Chinese medicinal herbs. The Agreement represents a significant initiative of the Company’s supply chain business strategy to increase its presence and pursue growth avenues in the Chinese medicinal herb products market.

Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates include, but are not limited to, the allowance for credit losses, inventory and long-lived asset valuations, goodwill and other intangible asset valuations and impairment, equity-based compensation and income taxes. Actual amounts may differ from these estimated amounts.

Recently issued and adopted accounting pronouncements

Please refer to Note 2 for recent accounting pronouncements.

Safe Harbor

See “SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS.”

Item 6. Directors, Senior Management and Employees

A. Directors and Management

The following table provides information regarding our executive officers and directors:

Name	Age	Position(s)
Xiaoyun Huang	38	Chief Executive Officer and Chairman of the Board
Changjuan Liang	39	Chief Financial Officer
Jinbao Li	43	Director
Xin Liu	34	Director
Christian DeAngelis	53	Independent Director
Jing Li	42	Independent Director
Sheng Tang	45	Independent Director
Haiying Xiang	41	Independent Director

The business address of each of the directors and senior management is c/o Nisun International Enterprise Development Group Co., Ltd, Floor 20-21, No. 55 Loushanguan Road, Changning District, Shanghai, PRC 200050.

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

Jing Li. Dr. Jing Li has been an associate professor at the School of Economics of Shanghai University since March 2017. Dr. Li was named as one of the “Shanghai Pujiang Talents” in 2020. He has published numerous papers in the authoritative journals of economics, such as Economic Research, Economics Quarterly, Economic Dynamics, and in the authoritative journals related to innovation and entrepreneurship, such as Scientific Research, Management of Research and Development. Dr. Li has presided over 7 projects sponsored by National Natural Science Foundation of China, Shanghai Pujiang Talent Plan, Shanghai Education Commission and Science and Technology Commission. Dr. Li received a bachelor’s degree in Enterprise Management from Anhui University, China, a master’s degree in Enterprise Management from Shanghai University of Finance and Economics, and his Ph. D. in Economics from Shanghai Jiao Tong University, China. Dr. Li was a visiting scholar at Wharton School, University of Pennsylvania from December 2018 to October 2019. Dr. Li was elected to serve as an independent director because of his in-depth knowledge in finance and economics and his broad perspective in innovative economy and finance industry.

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

Haiying Xiang qualifies as an audit committee financial expert and she is the chair of the audit committee. Christian DeAngelis and Jing Li serve on the audit committee. Jing Li is the chair of the compensation committee. Christian DeAngelis and Sheng Tang serve on the compensation committee. Sheng Tang is the chair of the nominating committee. Jing Li and Haiying Xiang are members of the nomination committee. Each member of the three committees is an independent director.

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

Qualifications

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

Haiying Xiang is entitled to receive $10,000 per year for serving as a director and may receive stock or option grants from our Company. Jing Li is entitled to receive $18,000 per year for serving as a director and may receive stock or option grants from our Company. Christian DeAngelis is entitled to receive $30,000 in cash and 1,500 common shares per year. Sheng Tangis entitled to receive 3,000 common shares per year.

During the years ended December 31, 2022 and 2021, no employee members of our Board of Directors received compensation in their capacity as directors.

During the year ended December 31, 2022, we paid an annual director fee of $10,000 to Haiying Xiang, and $30,000 to Christian DeAngelis. Christian DeAngelis, Sheng Tang and Xiaofeng Ma were entitled to receive 1,500, 3,000 and 3,000 common shares, respectively, in September 2022 for their second full year services as our directors but the issuance of such shares was delayed. These shares will be issued in 2023.

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

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the year ended December 31, 2022 and 2021.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Xiaoyun Huang	2022	120,000	-	-	-	120,000
Chief Executive Officer	2021	120,000	-	-	-	120,000

Changjuan Liang	2022	71,159	-	251,260	-	322,419
Chief Financial Officer	2021	62,868	-	251,260	-	306,738

Equity-Based Compensation

In addition to base salary, we also offer certain equity-based incentive compensation awards to employees, directors or consultants. Our stock-based incentive compensation plan, the 2019 One Million Share Incentive Plan, was approved by our Board of Directors on November 20, 2019 and ratified by shareholders on December 20, 2019 (the “2019 Plan”). This plan has served as a primary vehicle by which we offer long-term incentives and rewards to our executive officers and key employees. We regarded the 2019 stock incentive plan as a key retention tool. Retention serves as an important factor in our determination of the type of award to grant and the number of underlying shares that are granted in connection with that award.

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

The Company terminated the 2019 One Million Share Incentive Plan on December 13, 2021 in connection with our December 2021 capital raise and deregistered all unissued common shares that were previously registered pursuant to the Registration Statement on the Form S-8 (File No. 333-236843) and were available for grant under the Plan or subject to awards under the Plan. Awards granted under the plan were valued at the market price on the date granted and recognized at issuance or over the vesting period, if any, and have been recorded in General and administrative expenses.

In November 2022, the Compensation Committee and the Board of Directors approved and adopted the 2022 Equity Incentive Plan, or the 2022 Plan, which is substantially similar to our 2019 Plan. We have not granted any compensation awards under the 2022 Plan.

Employment Agreements

Our employment agreements with our officers generally provide for employment for a specific term with annual salaries, health insurance, pension insurance, and paid vacation and family leave time. The agreement may be terminated by either party as permitted by law. In the event of a breach or termination of the agreement by our company, we may be obligated to pay the employee twice the ordinary statutory rate. In the event of a breach or termination causing loss to our company by the employee, the employee may be required to indemnify us against loss.

Xiaoyun Huang

We entered an employment agreement with our Chief Executive Officer, Mr. Xiaoyun Huang, effective as of September 4, 2020 and running through December 31, 2024 that provided a base gross annual salary of $120,000.

Changjuan Liang

We entered an employment agreement with our Chief Financial Officer, Ms. Changjuan Liang, effective as of August 8, 2019 and running through July 31, 2022 that provided an annual salary of $48,468. In 2021, Ms. Liang received an annual compensation of $62,868 as a result of a pay increase. On April 6, 2020, Ms. Liang was granted a one-time stock award of 10,000 Class A common shares for her services to our Company and performance. We entered into an employment agreement with Ms. Liang, effective as of May 1, 2022 and running through April 30, 2025 that provides an annual salary of $72,087. Ms. Liang received annual compensation of $71,159 in 2022 as a result of a pay increase.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information with respect to beneficial ownership of our common shares as of July 31, 2023 by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding common shares;

●	Each of our director, director nominees and named executive officers; and

●	All directors and named executive officers as a group.

The number and percentage of Common Shares beneficially owned are based on 4,005,708 Common Shares issued as of July 31, 2023. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or greater of our Common Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Common Shares beneficially owned by a person listed below and the percentage ownership of such person, Common Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of July 31, 2023 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Common Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD, Floor 20-21, No. 55 Loushanguan Road, Changning District, Shanghai, People’s Republic of China PRC 200050. As of the date of this report, we had 118 shareholders of record.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)	Percentage Ownership
Directors and Named Executive Officers:
Xiaoyun Huang, Chief Executive Officer and Chairman(2)	28,817	*
Changjuan Liang, Chief Financial Officer(3)	6,700	*
Jinbao Li, Director(4)	156,272	3.90%
Xin Liu, Director	-	-
Christian DeAngelis, Director(5)	150	*
Sheng Tang, Director(6)	300	*
Haiying Xiang, Director	-	-
Jing Li, Director	-	-
All directors and executive officers as a group (8 persons)	192,239	4.80%

5% Beneficial Owners:
NiSun International Enterprise Management Group Co., Ltd.(7)	777,840	19.42%

*	Less than 1% of our outstanding shares.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Common Shares (given retroactive effect of the reverse stock split effected on May 18, 2023). All shares represent only Common Shares held by shareholders as no options are issued or outstanding.

(2)	Hong Kong D&L Technology Co., Limited, a Hong Kong company, owning 28,817 Class A Common Shares of the Company, is controlled by Mr. Xiaoyun Huang, who may be deemed to have the voting and dispositive power of such shares.

(3)	6,700 Class A Common Shares were part of the 10,000 shares granted to Ms. Liang under the restricted stock award on April 6, 2020 pursuant to the Company’s 2019 One Million Share Incentive Plan.

(4)	Nami Holding (BVI) Co., Ltd, owning 156,272 Class A Common Shares of the Company, is controlled by Mr. Jinbao Li, who may be deemed to have the voting and dispositive power of such shares.

(5)	150 Class A Common Shares were granted on September 7, 2021 under the Company’s 2019 One Million Share Incentive Plan.

(6)	300 Class A Common Shares were granted on September 7, 2021 under the Company’s 2019 One Million Share Incentive Plan.

(7)	NiSun International Enterprise Management Group Co., Ltd., a Cayman Islands company, holding 777,840 Class A Common Shares of the Company, is solely owned indirectly by Mr. Bodang Liu, who may be deemed to have the voting and dispositive power of such shares. Mr. Liu is not related to any officers/directors of the Company.

Related party transactions

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions since January 1, 2020, to which we have been a participant, in which the amount involved in the transaction is considered material and in which any of the following is a party: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

There are no other related party transactions for the years ended December 31, 2022, 2021 and 2020, except the transactions mentioned below.

The table below sets forth major related parties of our Company and their relationships with our Company:

Entity or individual name	Relationship with the Group
Shanghai NiSun Enterprise Management Group Co., Ltd (“NiSun Shanghai”)	An affiliated entity controlled by the ultimate controlling shareholder of the Group
Nisun International Enterprise Management Group Co., Ltd (“Nisun Cayman”)	A shareholder who owns 19.42% equity interest of the Group
Mr. Bodang Liu	An affiliate and largest shareholder of the Group
Mr. Jian Lin	The shareholder of Wenzhou Jinda

(a)	We entered into the following related party transactions:

From July 12, 2019 to June 20, 2022, the Group rented an office from NiSun Shanghai and incurred $70,044, $136,532 and $127,565 of rent expense for the years ended December 31, 2022, 2021 and 2020, respectively.

Starting from July 01, 2022, the Group rented an office to NiSun Shanghai and earned $122,706 of rental income for the year ended December 31, 2022.

(b)	We had the following significant related party balances:

As of December 31, 2022, the Group had a due to related party balance of $8,028,965 owning to Nisun Cayman. During the year ended December 31, 2020, Nisun Cayman advanced $10,528,965 (RMB 69,883,631) as a loan to the Group. The Group repaid Nisun Cayman $2.5 million during the year ended December 31, 2021. The loan is due on demand and without interest.

As of December 31, 2021, the Group had a due from related party balance of $10,662 from Nisun Shanghai, an affiliated entity controlled by our controlling shareholder. The due from related party balance was non-interest bearing and was repaid during the year ended December 31, 2022.

As of December 31, 2022 and 2021, the Group had a due to related party balance of $282,724 and $295,336, respectively, due to Mr. Jian Lin, the shareholder of Wenzhou Jinda. The Group owns a 23.08% equity interest in Wenzhou Jinda. The due to related party balance is non-interest bearing and due on demand.

Future Related Party Transactions

Our Corporate Governance Committee of our board of directors (which consists solely of independent directors) approve all related party transactions.

C.	Interests of experts and counsel

Not applicable for annual reports on Form 20-F.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

Please refer to Item 18.

We incorporate by reference in the Registration Statement on Form F-3 (File No. 333- 256550) our consolidated balance sheets as of December 31, 2022 and 2021 and the related consolidated statements of operations and comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2022, which appears in this Annual Report on Form 20-F.

Legal and Administrative Proceedings

Fintech Zibo, our consolidated VIE, is currently a party to one lawsuit pending at a district court in China. In March 2023, Fintech Zibo filed a lawsuit against Linyi Jinlong Cold Storage Factory (“Linyi Jinlong”), one of its suppliers, in connection with its purchases of frozen pork cuts from Linyi Jinlong in the amount of approximately $1.1 million (RMB7.71 million), which had previously been paid by Fintech Zibo under the purchase agreement. Fintech Zibo seeks a refund or return of the goods on the ground that the quality of the goods it had received failed to meet the required standard as provided in the purchase agreement. The trial court issued an order freezing the assets of defendant and its guarantor in May 2023, and the parties are currently in the pretrial discovery process. Other than the foregoing lawsuit, we are not aware of any other pending or threatened material legal or administrative proceedings to which we are a party. We were a party to one legal proceeding in 2021. On June 3, 2020, a short seller issued a report alleging that, among other things, the private placement we consummated in December 2019, Hengpu and Nami acquisitions were related party transactions which we failed to disclose. We had conducted an independent investigation by special counsel that concluded that the allegations were substantially unfounded. On June 9, 2020, plaintiffs filed a class action lawsuit with the United States District Court for the Southern District of New York (the “Court”) against the Company and its then CEO and CFO on behalf of a class of purchasers of the Company’s common shares between April 24, 2020 and June 3, 2020, inclusive, alleging violations of federal securities law. Specifically, the plaintiffs alleged that the Company had misrepresented and omitted material information in public statements by failing to disclose certain transactions as related party transactions in violations of §§ 10(b) and 20(a) of the Securities Exchange Act of 1934 and the SEC rules thereunder. The Company responded by filing a motion to dismiss the case for failure to state a claim. On September 22, 2021, the Court granted the motion and dismissed the lawsuit in its entirety, and the case was closed.

Except for the above dismissed proceeding, we are not aware of any other material legal or administrative proceedings brought against us during the three-year period covered by this annual report and through the date that this report was issued. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

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

The information required by this item is incorporated by reference to the material headed “Description of Share Capital” in our Registration Statement on Form F-1, File no. 333-208583, filed with the SEC on July 13, 2016, as amended, and our Amended and Restated Memorandum and Articles of Association filed as Exhibit 1.1 hereto.

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

Fintech is recognized as a High-technology Company by the Chinese government and is subject to a favorable income tax rate of 15%. Fintech’s High-technology certificate is valid for three years and subjects to renewal. In accordance with the implementation rules of the Income Tax Law of the PRC, for the enterprises newly established in the Horgos Development Zone within the scope of “preferential catalogue of income tax for key industries encouraged to develop in Xinjiang’s difficult areas”, the enterprise income tax shall be exempt for five years from the tax year of the first production and operations income. Khorgos is established in the Horgos Development Zone and its income tax is eligible to be exempt for five years starting from 2019. For the year ended December 31, 2022, Jilin Lingang, Jilin Lingang Hengda, Liaogang SH, Liaogang Yingkou, Fintech Zibo, Fintech SX, Fintech Ningbo, Fintech Shandong, Nisun Gold, and Fintech Jiangxi, Nisun Shandong, Gansu Zhonghexi, NingChen, Shanghai Naqing, Nisun Mishan, Hangzhou Fengtai, Fintech Shenzhen are subject to a favorable income tax rate of 2.5% due to being small-scale taxpayers. The remaining Group’s subsidiaries, VIEs and VIEs’ subsidiaries from the financial services business are subject to corporate income tax at the PRC unified rate of 25%.

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

Based on the market price of our common shares, the value of our assets and the composition of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2022, 2021 or 2020. However, given the factual nature of the analyses and the lack of guidance, no assurance can be given. We do not expect to be a PFIC for our taxable year ending December 31, 2023. However, because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year, our actual PFIC status will not be determinable until the close of the taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year.

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

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, the RMB has not been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar or the Euro in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in RMB exchange rate and lessen intervention in the foreign exchange market. The RMB depreciated approximately 2% in 2022.

Interest Rate Risk

Our interest rate risk arises from short and long-term borrowings. As of December 31, 2022 and 2021, we had no borrowings with variable rates and we were not exposed to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk.

As of December 31, 2022 and 2021, we had no long-term interest-bearing assets or long-term interest-bearing liabilities.

Credit Risk

Our cash is invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, and accounts receivable. As of December 31, 2022 and 2021, $35,911,261 and $25,263,391 of our cash and cash equivalents and restricted cash was on deposit at financial institutions in the PRC, which the management believes are of high credit quality. In May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash and short-term investments are financially sound based on public available information.

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

As of December 31, 2022, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022. In making its assessment, management used the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of December 31, 2022, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

●

The Company does not have adequate internal accounting personnel with sufficient knowledge of US GAAP and SEC reporting standards, which could lead to material misstatements being undetected in a timely manner.

●

The Company did not file its annual report on Form 20-F for the year ended December 31, 2022 (the “Form 20-F”) by the prescribed deadline because the Company was unable to finalize its financial statements for the year ended December 31, 2022 required to be included in the Form 20-F by the Form 20-F filing deadline.

Management’s Planned Remediation Activities

During fiscal year 2022, we undertook efforts to remediate previously disclosed material weaknesses and strengthen our internal controls. Management under the supervision and direction of our CEO and CFO continue to take steps to remediate the material weaknesses described above. The Company has set up a financial reporting team and recruited financial reporting staff who have experience with U.S. GAAP and SEC reporting knowledge to prepare and review the financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements. Management’s internal control remediation efforts are underway, and management plans to implement several measures, including, among others:

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

Item 16C. Principal Accountant Fees and Services

Wei, Wei & Co., LLP was appointed by the Company on February 26, 2019 to serve as its independent registered public accounting firm for the year ended December 31, 2018 and re-appointed to serve for the years ended December 31, 2022 and 2021.

Audit services provided by Wei, Wei & Co., LLP for the years of 2022 and 2021 included the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

Wei, Wei & Co., LLP’s fees for the annual audit of our financial statements and review of the financial statements for fiscal 2022 were $685,000.

Wei, Wei & Co., LLP’s fees for the annual audit of our financial statements and review of the financial statements for fiscal 2021 were $550,000.

Audit-Related Fees

The Company has not paid Wei, Wei & Co., LLP for audit-related services in fiscal 2022 and 2021.

Tax Fees

The Company has not paid Wei, Wei & Co., LLP for tax services in fiscal 2022 and 2021.

All Other Fees

The Company has not paid Wei, Wei & Co., LLP for any other services in fiscal 2022 and 2021.

Audit Committee Pre-Approval Policies

Before Wei, Wei & Co., LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Wei, Wei & Co., LLP have been so approved.

Percentage of Hours

All hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2022 were attributed to work performed by Wei, Wei & Co., LLP’s full-time permanent employees.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In May 2022, our board of directors authorized a share repurchase program of up to $8 million of our issued and outstanding Class A common shares over a six-month period from June 2022 to December 2022, which was subsequently modified to effect on August 10, 2022, subject to relevant rules under the Securities Exchange Act of 1934, as amended. The repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

Under the share repurchase program, we repurchased 62,188 common shares at an aggregate cost of approximately $0.4 million in 2022. The table below provides information on our repurchases of Class A common shares pursuant to the share repurchase program during the year ended December 31, 2022.

Period	Total Number of Common Shares Purchased	Average Price Paid Per Share ($)	Total Number of Common Shares Purchased as Part of the Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program ($, in thousands)
August 1, 2022 - August 31, 2022	10,887	8.494	10,887	7,908
October 1, 2022 - October 31, 2022	40,568	5.668	40,568	7,678
December 1, 2022 – December 31, 2022	10,733	5.742	10,733	7,616
Total	62,188	6.175	62,188	7,616

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16j. Insider Trading Policies

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1*	Amended and Restated Memorandum and Articles of Association.

2.1(2)	Registrant’s Form of Class A common share Certificate

2.2*	Description of Securities Registered under Section 12 of the Exchange Act

4.1(3)	English Translation of Office Lease dated April 25, 2019 between Shanghai Ningsheng Enterprise Management Group Co., Ltd. and Fintech (Shanghai) Digital Technology Co., Ltd.

4.2(3)	Trademarks, Technologies & Management and Consulting Services Agreement dated May 17, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Fintech (Shanghai) Digital Technology Co., Ltd., Shanghai Ningsheng Enterprise Management Group Co., Ltd. and Peng Jiang

4.3(3)	Equity Interest Pledge Agreement dated May 17, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Fintech (Shanghai) Digital Technology Co., Ltd., Shanghai Ningsheng Enterprise Management Group Co., Ltd. and Peng Jiang

4.4(3)	Equity Interest Holders’ Voting Rights Proxy Agreement dated May 17, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Shanghai Ningsheng Enterprise Management Group Co., Ltd. and Peng Jiang

4.5(3)	Exclusive Right and Option to Purchase Agreement dated May 17, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Fintech (Shanghai) Digital Technology Co., Ltd., Shanghai Ningsheng Enterprise Management Group Co., Ltd. and Peng Jiang

4.6*	Employment Contract between Fintech (Shanghai) Digital Technology Co., Ltd. and Changjuan Liang

4.7*	2022 Equity Incentive Plan

4.8(3)	Trademarks, Technologies & Management and Consulting Services Agreement dated December 31, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Beijing Hengtai Puhui Information Service Co. Ltd and Guoya Asset Management (Shenzhen) Co. Ltd.

4.9(3)	Equity Interest Pledge Agreement dated Equity Interest Pledge Agreement dated December 31, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Beijing Hengtai Puhui Information Service Co. Ltd and Guoya Asset Management (Shenzhen) Co. Ltd.

4.10(3)	Equity Interest Holders’ Voting Rights Proxy Agreement dated December 31, 2019 between NingChen (Shanghai) Enterprise Management Group Co., Ltd. and Guoya Asset Management (Shenzhen) Co. Ltd.

4.11(3)	Exclusive Right and Option to Purchase Agreement dated December 31, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Beijing Hengtai Puhui Information Service Co. Ltd and Guoya Asset Management (Shenzhen) Co. Ltd.

4.12(3)	First Amendment to Share Exchange Agreement dated April 8, 2020 among Hebron Technology Co., Ltd., Beijing Hengtai Puhui Information Service Co. Ltd, Guoya Asset Management Co. Ltd. (BVI) and HongKong D&L Technology Co., Limited

4.13(4)	Employment Agreement, dated September 4, 2020, between Hebron Technology Co., Ltd. and Xiaoyun Huang

8.1*	List of Subsidiaries of the Registrant

11.1(1)	Code of Business Conduct and Ethics

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent Letter of Wei, Wei & Co., LLP

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

(1)	Incorporated by reference to Exhibit 11.1 to Form 20-F filed with the SEC on April 11, 2017

(2)	Incorporated by reference to Exhibit 2.1 to Form 6-K filed with the SEC on November 16, 2020

(3)	Incorporated by reference to Exhibits to Form 20-F filed with the SEC on April 24, 2020

(4)	Incorporated by reference to Exhibit 4.14 to Form 20-F filed with the SEC on May 3, 2021

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD

	By:	/s/ Xiaoyun Huang
		Name:	Xiaoyun Huang
		Title:	Chief Executive Officer

Date: August 8, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Nisun International Enterprise Development Group Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nisun International Enterprise Development Group Co., Ltd. (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive income (loss) income, changes in shareholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

Valuation of Investment in Limited Partnership

The Company holds a 93.82% equity interest in a limited partnership (“LP”) that is engaged primarily in investing in debt securities of private companies. The principal assets of the LP is the value of these investments. As discussed in Notes 2 and 11 to the consolidated financial statements, the Company reviews this investment for possible impairment on an annual basis or when events or changes in circumstances indicate that the carrying value of the investment could be impaired. As of December 31, 2022, the value of this investment was approximately $14.9 million or 5.2% of the Company’s total assets.

We identified the valuation of this investment as a critical audit matter not only because of the unique nature of this investment and its materiality in the consolidated financial statements but also the challenge, difficulty and extent of judgement involved in determining the fair value of this asset.

The primary procedures we performed to address this critical audit matter included the following. We evaluated the Company’s approach in assessing the fair value of this investment and discussed with management its evaluation process, specifically the manner in which it conducted the assessment of the LP’s financial condition. We obtained and reviewed the partnership agreements on verifying the partnership’s arrangement and whether the return rate is consistent with the loan agreements. We obtained and reviewed the investment agreement with the investors in the LP to calculate relevant investment returns and review return payments. We reviewed and tested the consistency of investment returns. We obtained and reviewed the agreement of disposal of the equity investment in the LP and verified the transaction value to determine whether the value of the equity method investment had declined below its carrying value.

Goodwill Valuation

Goodwill consists of the excess of the purchase price over the fair value of tangible and identifiable intangible assets acquired, net of liabilities assumed, in a business acquisition. As of December 31, 2022, goodwill was approximately $23.8 million or approximately 8.3% of the Company’s total assets. Goodwill is subject to, at a minimum, an annual impairment test, and if it is determined to be impaired, is to be written down to its estimated fair value.

We identified the Company's goodwill valuation as a critical audit matter not only because of the materiality in the consolidated financial statements but also due to the significant estimates, assumptions and judgment management utilizes to determine if goodwill is impaired. This required a high degree of auditor judgment and additional effort was required in performing the audit procedures to evaluate the methodology and the reasonableness of related assumptions utilized by management, as well as the inputs and calculations related to the forecasts of future revenues and earnings in determining if goodwill was impaired.

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

Flushing, New York
August 8, 2023
PCAOB ID: 2388

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN US DOLLARS)

	December 31, 2022	December 31, 2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$63,901,329	$91,447,620
Restricted cash	3,417,244	179,421
Short-term investments	11,700,400	40,666,617
Accounts receivable, net	18,931,346	18,516,150
Advance to suppliers, net	46,968,549	9,213,279
Receivables from supply chain solutions	43,475,981	59,792,613
Inventories	31,609,877	3,979,653
Prepaid expenses and other current assets	10,890,083	4,002,675
TOTAL CURRENT ASSETS	230,894,809	227,798,028

NON-CURRENT ASSETS:
Property and equipment, net	719,574	464,156
Intangible assets, net	1,795,234	2,850,853
Right-of-use assets, net	3,349,432	479,473
Equity investments	373,292	404,022
Investment in limited partnership	14,913,539	16,207,152
Goodwill	23,814,005	25,774,402
Deferred tax assets, net	310,577	-
Long term investment	7,249,319	-
TOTAL NON-CURRENT ASSETS	52,524,972	46,180,058
TOTAL ASSETS	$283,419,781	$273,978,086

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$40,925,155	$34,997,401
Short-term bank loans	434,959	784,609
Accrued expenses and other current liabilities	6,090,582	3,575,836
Operating lease liabilities - current	1,008,766	337,698
Payables to supply chain solutions	9,122,978	25,922,931
Advances from customers	21,827,387	3,429,103
Taxes payable	2,748,474	8,851,898
Loan from related party	8,028,965	10,528,965
Due to related parties - current	282,724	295,336
TOTAL CURRENT LIABILITIES	90,469,990	88,723,777

Operating lease liabilities – non-current	2,425,597	148,988
Deferred tax liabilities	727,326	504,033
TOTAL LIABILITIES	93,622,913	89,376,798

SHAREHOLDERS’ EQUITY*:
Class A common stock, $0.01 par value, 30,000,000 and 4,000,000 shares authorized, 4,006,263 and 3,981,263 shares issued, and 3,944,075 and 3,981,263 shares outstanding as of December 31, 2022 and 2021, respectively	40,063	39,813
Class B common stock, $0.01 par value, 1,000,000 shares authorized, no shares issued and outstanding as of December 31, 2022 and 2021	-	-
Treasury shares	(355,844)	-
Additional paid-in capital	130,503,387	130,318,637
Retained earnings	53,214,304	37,819,226
Statutory reserves	9,167,845	6,942,111
Unearned compensation	-	(125,630)
Accumulated other comprehensive income	(6,937,950)	5,632,199
COMMON SHAREHOLDERS’ EQUITY	185,631,805	180,626,356
Non-controlling interests	4,165,063	3,974,932
TOTAL SHAREHOLDERS’ EQUITY	189,796,868	184,601,288
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$283,419,781	$273,978,086

*	The financial statements give retroactive effect to the May 18, 2023 one-for-ten reverse share split.

The accompanying notes are an integral part of these consolidated financial statements.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(EXPRESSED IN US DOLLARS)

	For the Year Ended December 31,
	2022	2021	2020
REVENUES:
Revenue generated from services:
Small and Medium Enterprise financing solutions	$87,269,959	$87,133,963	$40,779,794
Supply Chain financing solutions	3,542,592	4,930,289	1,369,859
Other financing solutions	-	3,222	40,538
Total revenue generated from services	90,812,551	92,067,474	42,190,191
Revenue generated from sales:
Supply chain trading business	143,361,714	68,132,237	-
Total revenues	234,174,265	160,199,711	42,190,191

COST OF REVENUE:
Cost of revenue - services	(55,472,076)	(37,989,001)	(19,740,267)
Cost of revenue - sales	(140,880,063)	(67,628,806)	-
Business and sales related taxes	(772,830)	(533,760)	(233,389)
GROSS PROFIT	37,049,296	54,048,144	22,216,535

OPERATING EXPENSES:
Selling expenses	1,977,617	2,323,403	3,181,810
General and administrative expenses	11,288,871	11,641,567	8,188,736
Research and development expenses	1,563,718	1,599,728	817,770
Bad debt expense	4,509,634	294,536	-
Total operating expenses	19,339,840	15,859,234	12,188,316
INCOME FROM OPERATIONS	17,709,456	38,188,910	10,028,219

OTHER INCOME (EXPENSE):
Interest and investment income	2,790,768	2,122,903	585,177
Other income (expense), net	2,021,688	464,210	244,274
Total other income, net	4,812,456	2,587,113	829,451

INCOME BEFORE PROVISION FOR INCOME TAXES	22,521,912	40,776,023	10,857,670

PROVISION FOR INCOME TAXES	4,741,854	10,269,501	941,064
NET INCOME FROM CONTINUING OPERATIONS	17,780,058	30,506,522	9,916,606

DISCONTINUED OPERATIONS:
(Loss) from discontinued operations, net of tax	-	-	(23,107,066)
Net gain on sale of discontinued operations, net of tax	-	-	136,050
NET (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	-	-	(22,971,016)
NET INCOME (LOSS)	17,780,058	30,506,522	(13,054,410)
Net (income) attributable to non-controlling interests	(159,246)	(126,161)	(37,380)
NET INCOME (LOSS) - Nisun International’s shareholders	$17,620,812	$30,380,361	$(13,091,790)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation (loss) income	(12,576,380)	2,039,011	5,507,420
COMPREHENSIVE INCOME (LOSS)	5,044,432	32,419,372	(7,584,370)
Comprehensive loss attributable to non-controlling interests	6,231	2,051	2,172
COMPREHENSIVE INCOME (LOSS)	$5,050,663	$32,421,423	$(7,582,198)

BASIC AND DILUTED EARNINGS (LOSS) PER COMMON SHARE:
Income from continuing operations	$4.42	$14.13	$5.32
Income (loss) from discontinued operations	-	-	(12.36)
NET EARNINGS (LOSS) PER COMMON SHARE	$4.42	$14.13	$(7.04)

Weighted average number of shares outstanding-basic and diluted*	3,986,359	2,150,683	1,858,767

*	The financial statements give retroactive effect to the May 18, 2023 one-for-ten reverse share split.

The accompanying notes are an integral part of these consolidated financial statements.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(EXPRESSED IN US DOLLARS)

	Class A Common Stock*		Class B Common Stock		Additional paid-in	Unearned	Retained	Statutory	Accumulated Other Comprehensive	Non- controlling	Treasury shares
	Shares	Amount	Shares	Amount	capital	Compensation	Earnings	reserves	Income (Loss)	Interests	Shares	Amount	Total
Balance at January 1, 2020	1,771,047	17,710	-	-	28,369,076	-	26,956,573	516,193	(1,914,232)	(9,807)	-	-	53,935,513
Capital contributed by shareholder	-	-	-	-	4,550,000	-	-	-	-	-	-	-	4,550,000
Net (loss)	-	-	-	-	-	-	(13,091,790)	-	-	37,380	-	-	(13,054,410)
Statutory reserves	-	-	-	-	-	-	(4,235,071)	4,235,071	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	5,507,420	2,172	-	-	5,509,592
Private placement	104,893	1,049	-	-	6,502,329	-	-	-	-	-	-	-	6,503,378
Shares issued for business acquisition	156,273	1,563	-	-	18,329,213	-	-	-	-	-	-	-	18,330,776
Shares issued for share-based compensation	23,300	233	-	-	1,721,637	(624,455)	-	-	-	-	-	-	1,097,415
Capital contribution from non-controlling interest	-	-	-	-	-	-	-	-	-	3,065,134	-	-	3,065,134
Balance at December 31, 2020	2,055,513	20,555	-	-	59,472,255	(624,455)	9,629,712	4,751,264	3,593,188	3,094,879	-	-	79,937,398
Shares issued for board compensation	750	8	-	-	71,167	-	-	-	-	-	-	-	71,175
Amortization of share-based compensation	-	-	-	-	-	498,825	-	-	-	-	-	-	498,825
Capital contribution from non-controlling interest	-	-	-	-	-	-	-	-	-	751,841	-	-	751,841
Net income	-	-	-	-	-		30,380,361	-	-	126,161	-	-	30,506,522
Statutory reserves	-	-	-	-	-	-	(2,190,847)	2,190,847	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	2,039,011	2,051	-	-	2,041,062
Issuance of common shares and pre-funded warrants	1,925,000	19,250	-	-	70,775,215	-	-	-	-	-	-	-	70,794,465
Balance at December 31, 2021	3,981,263	39,813	-	-	130,318,637	(125,630)	37,819,226	6,942,111	5,632,199	3,974,932	-	-	184,601,288
Amortization of share-based compensation	-	-	-	-	-	125,630	-	-	-	-	-	-	125,630
Capital contribution from non-controlling interest	-	-	-	-	-	-	-	-	-	37,116	-	-	37,116
Net income	-	-	-	-	-		17,620,812	-	-	159,246	-	-	17,780,058
Statutory reserves	-	-	-	-	-	-	(2,225,734)	2,225,734	-	-	-	-	-
Treasury shares											(62,188)	(355,844)	(355,844)
Shares issued for service	25,000	250	-	-	184,750	-	-	-	-	-	-		185,000

Foreign currency translation adjustment									(12,570,149)	(6,231)			(12,576,380)
Balance at December 31, 2022	4,006,263	$40,063	-	$-	$130,503,387	$-	$53,214,304	$9,167,845	$(6,937,950)	$4,165,063	(62,188)	$(355,844)	$189,796,868

*	The financial statements give retroactive effect to the May 18, 2023 one-for-ten reverse share split.

The accompanying notes are an integral part of these consolidated financial statements.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(EXPRESSED IN US DOLLARS)

	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$17,780,058	$30,506,522	$(13,054,410)
Net (loss) from discontinued operations	-	-	(22,971,016)
Net income from continuing operations	17,780,058	30,506,522	9,916,606
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,113,732	2,180,038	1,686,518
Stock-based compensation	125,630	498,825	1,097,415
Shares issued for compensation	185,000	71,175	-
Bad debt expense	4,509,634	294,536	-
Impairment of goodwill	777,329	-	-
Loss on disposition of property and equipment	1,385	190,301	42,534
(Income) from investments	(541,578)	(808,464)	(169,720)
Deferred tax (benefit) expense	271,907	275,749	(584,760)
Changes in operating assets and liabilities:
Accounts receivable	(2,075,274)	(13,294,924)	573,418
Advance to suppliers, net	(39,859,386)	(9,213,279)	-
Prepaid expenses and other current assets	(4,734,501)	(3,464,939)	16,009
Receivables from supply chain solutions	11,372,841	(48,202,128)	(10,741,981)
Inventories	(25,530,993)	(3,931,400)	-
Accounts payable	7,693,011	33,620,611	1,014,227
Advance from customers	19,085,377	3,375,769	(17,977)
Taxes payable	(5,574,048)	5,575,502	1,609,498
Other payables	-	2,576,570	(2,112,886)
Payable to supply chain solutions	(15,198,883)	25,608,622	-
Operating lease liabilities	(855,242)	(952,495)	(580,628)
Accrued expenses and other current liabilities	1,501,078	(1,049,489)	502,100
Net cash (used in) provided by operating activities from continuing operations	(28,952,923)	23,857,102	2,250,373
Net cash (used in) provided by operating activities from discontinued operations	-	-	436,389
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(28,952,923)	23,857,102	2,686,762

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(652,585)	(186,705)	(204,904)
Purchase of intangible assets	(74,710)	(18,281)	(94,400)
Proceeds from disposal of equipment	-	-	41,688
Cash (paid) received in connection with Nami acquisition	-	(7,007,905)	4,990,754
Cash paid in connection with acquisition, net of cash received	(530,322)	-	-
Investment in limited partnership	-	-	(15,589,966)
Cash received on disposal of discontinued operations	-	14,950,730	-
Proceeds from sale of short-term investments	78,595,280	4,894,270	-
Purchase of short-term investments	(51,567,746)	(39,526,099)	(3,065,134)
Purchase of Long-term investments	(7,430,511)	-	-
Collection of loans to third parties	-	1,643,203	11,019,545
Loans to third parties	(501,905)	-	(1,810,495)
Net cash provided by (used in) investing activities from continuing operations	17,837,501	(25,250,787)	(4,712,912)
Net cash (used in) investing activities from discontinued operations	-	-	(6,713)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	17,837,501	(25,250,787)	(4,719,625)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	445,831	784,609	-
Proceeds from issuance of common shares and pre-funded warrants	-	70,794,465	-
Proceeds from private placement	-	-	6,503,378
Proceeds from third-party loans	36,770,626	-	-
Repayment of short-term bank loans	(1,239,983)	-	-
Repayment of third-party loans	(41,491,973)	-	-
Repayment to related parties	(10,097)	(1,803,374)	(6,803,115)
Advances from related parties	-	-	1,303,556
Loan from related parties	-	-	10,528,965
Repayment of loan from related parties	(2,500,000)	-	-
Purchase of treasury shares	(355,844)	-	-
Capital contribution from non-controlling interest	37,116	751,841	3,065,134
Capital contribution by shareholder	-	-	4,550,000
Net cash (used in) provided by financing activities from continuing operations	(8,344,324)	70,527,541	19,147,918
Net cash (used in) financing activities from discontinued operations	-	-	(788,599)
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(8,344,324)	70,527,541	18,359,319)

EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH EQUIVALENTS	(4,848,722)	294,928	2,806,981
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(24,308,468)	69,428,784	19,133,437
Less: (decrease) in cash and cash equivalents from discontinued operations		-	(283,314)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS	(24,308,468)	69,428,784	19,416,751

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH FROM CONTINUING OPERATIONS-BEGINNING	91,627,041	22,198,257	2,781,506

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH FROM CONTINUING OPERATIONS-ENDING	$67,318,573	$91,627,041	$22,198,257

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income taxes	$10,385,495	$5,546,082	$552,783
Cash paid for interest	$496,932	$370,356	$124,778

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Amount payable to related parties for business acquisition	$-	$-	$7,007,905
Issuance of shares for business acquisition	$-	$-	$18,330,776
Receivable from disposal of subsidiary	$289,973	$-	$14,950,730
Issuance of shares for share-based compensation	$-	$71,175	$1,721,870

CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS ARE COMPRISED OF THE FOLLOWING:
Cash and cash equivalents	$63,901,329	$91,447,620	$22,135,310
Restricted cash	3,417,244	179,421	62,947
Total cash, cash equivalents and restricted cash	$67,318,573	$91,627,041	$22,198,257

The accompanying notes are an integral part of these consolidated financial statements.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Organization and description of business

Nisun International Enterprise Development Group Co., Ltd (“Nisun International” or the “Company”), formerly known as Hebron Technology Co., Ltd, is an investment holding company established under the laws of the British Virgin Islands (“BVI”) on May 29, 2012. On November 16, 2020, the Company officially changed its Nasdaq trading symbol to “NISN” and its name from “Hebron Technology Co., Ltd” to “Nisun International Enterprise Development Group Co., Ltd”, which the management believes more closely reflects the Company’s new financial services and supply chain solutions business. The Company conducts its business mainly through its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs (collectively referred to as the “Group”) in the People’s Republic of China (“PRC’’).

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

Impact of COVID-19

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. COVID-19 has spread rapidly to many parts of the PRC and other parts of the world in the first quarter of 2020, which has caused significant volatility in the PRC and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the PRC and international economies. After the Spring of 2020, the COVID outbreak in China has gradually been controlled and we returned to normal operations. The COVID-19 pandemic did not have a material negative impact on the Company’s financial services and supply chain solution business for the year ended December 31, 2021. In March 2022, due to the spread of new variants and subvariants of COVID-19, which may spread faster than the original COVID-19 variant in Shanghai and some other cities in China, some local government in China has imposed strict movement restrictions. In late March and May 2022, the Shanghai authorities issued strict lock-downs and shut-down orders in response to the pandemic. As a result, the employees of the PRC operating entities located in Shanghai started to work from home. As the employees are equipped and prepared for the remote work situations, and the PRC operating entities are able to continue to provide services with the customers remotely with minimum interruption. The management of the PRC operating entities do not believe the lock-down restrictions in Shanghai had a materially negative impact to the business, operations, and financial results.

With the COVID-19 resurgence gradually under control and the Zero-COVID policy being modified by the Chinese government, most of the travel restrictions and quarantine requirements were lifted in December 2022. Following this change, the Group continued to expand its sales networks to meet the increasing demands from customers. In light of the uncertainties in the global market and economic conditions attributable to the COVID-19 pandemic, the Group will continue to evaluate the nature and extent of the impact of the COVID-19 pandemic to its financial condition and liquidity.

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (CONTINUED)

As of December 31, 2022, the Company’s subsidiaries and consolidated VIEs are as follows:

	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest
Subsidiaries
NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd. (“NiSun BVI”)	July 12, 2019	BVI	100%
NiSun International Enterprise Management Group (Hong Kong) Co., Limited (“NiSun HK”)	July 12, 2019	Hong Kong	100%
Nisun (Shandong) Industrial Development Co., Ltd (“Nisun Shandong” or “WOFE”)	December 15, 2020	PRC	100%
NingChen (Shanghai) Enterprise Management Co., Ltd.(“NingChen”)	July 12, 2019	PRC	100%
Shandong Taiding International Investment Co., Ltd. (“Taiding”)	November 12, 2019	PRC	80%
Nami Holding (Cayman) Co., Ltd (“Nami Cayman”)	April 09, 2019	Cayman Islands	100%
Nami Holding (Hong Kong) Co., Limited (“Nami HK”)	May 02, 2019	Hong Kong	100%
Shanghai Naqing Enterprise Management Co., Ltd (“Naqing” or “WOFE”)	April 10, 2019	PRC	100%
NiSun Ocean (Qingdao) Supply Chain Investment Co., Ltd.(“Nisun Ocean”)	July 30, 2021	PRC	100%
Zhumadian NiSun Supply Chain Management Co., Ltd.(“Nisun ZMD”)	December 29, 2021	PRC	100%
Nisun (Beijing) Supply Chain Management Co., Ltd.(“Nisun Beijing”)	November 07, 2022	PRC	100%
NiSun Haiyuan (Qingdao) Supply Chain Co., Ltd.(“Nisun Haiyuan”)	June 08, 2022	PRC	51%
Qingdao Sailang International Trade Co., Ltd.(“Sailang”)	July 31, 2022	PRC	100%
Rizhao Sailang Mining Co., Ltd.(“RZ Sailang”)	July 31, 2022	PRC	100%
NiSun Supply Chain Management (Mishan) Co., Ltd.(“Nisun MS”)	March 14, 2022	PRC	100%
Gansu Zhonghexi Trading Co., Ltd.(“Gansu Zhonghexi”)	July 31, 2022	PRC	65%

VIEs
Fintech (Shanghai) Digital Technology Co., Ltd. (“Fintech Shanghai”)	July 12, 2019	PRC	100%
Beijing Hengtai Puhui Information Services Co., Ltd (“Hengpu”)	December 31, 2019	PRC	100%
Nami Shanghai Financial Consulting Co., Ltd (“Nami Shanghai”)	June 04, 2015	PRC	100%

Subsidiaries of the VIEs
Khorgos Fintech Network Technology Co., Ltd. (“Khorgos”)	July 12, 2019	PRC	100%
Jilin Province Lingang Supply Chain Management Co., Ltd (“Lingang”)	November 27, 2019	PRC	100%
NiSun Family Office (Guangzhou) Co., Ltd. (“Guangzhou”)**	October 29, 2019	PRC	100%
Hangzhou Fengtai Supply Chain Management Co., Ltd. (“Fengtai”)	December 31, 2019	PRC	100%
Dunhua Midtown Asset Management Registration Center Co., Ltd. (“Midtown”)*	December 31, 2019	PRC	100%
Nanjing Nisun Gold Co., Ltd. (“Nisun Gold”)	December 10, 2020	PRC	100%
Fintech (Henan) Supply Chain Management Co., Ltd. (“Fintech Henan”)	August 26, 2020	PRC	100%
Fintech (Jiangsu) Supply Chain Management Co., Ltd. (“Fintech Jiangsu”)	November 06, 2020	PRC	100%
Fintech (Shandong) Supply Chain Management Co., Ltd. (“Fintech Shandong”)	November 04, 2020	PRC	100%
Fanlunke Supply Chain Management (Shanghai) Co., Ltd. (“Fanlunke Shanghai”)	December 29, 2020	PRC	100%
Shanxi Fintech Supply Chain Management Co., Ltd (“Fintech Shanxi”)***	December 30, 2020	PRC	100%
Jilin Province Lingang Hengda Supply Chain Management Co., Ltd. (“Lingang Hengda”)	August 18, 2020	PRC	100%
Fintech Supply Chain Management (Ningbo) Co., Ltd. (“Fintech Ningbo”)	January 25, 2021	PRC	100%
Inner Mongolia Fintech Supply Chain Management Co., Ltd. (“Fintech Mongolia”)****	January 15, 2021	PRC	70%
Jiangxi Fintech Supply Chain Management Co., Ltd. (“Fintech Jiangxi”)	May 10, 2021	PRC	100%
Fintech Supply Chain Management (Shanxi) Co., Ltd. (“Fintech SX”)	May 6, 2021	PRC	100%
Liaogang NiSun (Yingkou) Supply Chain Management Co., Ltd.(“Liaogang Yingkou”)	September 03, 2018	PRC	51%
Liaogang NiSun (Shanghai) Supply Chain Management Co., Ltd.(“Liaogang SH”)	September 30, 2021	PRC	51%
Fintech (Zibo) Supply Chain Management Co., Ltd. (“Fintech Zibo”)	October 26,2021	PRC	100%
Fintech Supply Chain Management (Anhui) Co., Ltd.(“Fintech Anhui”)	June 06, 2022	PRC	100%
Fintech Supply Chain Management (Shenzhen) Co., Ltd.(“Fintech Shenzhen”)	November 21,2022	PRC	100%
Henan NiSun Huaixiang Food Co., Ltd (“Nisun Huaixiang”)	December 29,2022	PRC	100%

*	The entity was deregistered on February 19, 2021. Since the entity did not have significant operations, the deregistration did not have a material impact to the Group’s consolidated financial statements for the years ended December 31, 2021 and 2020.

**	The entity was deregistered on June 04, 2021. Since the entity did not have significant operations, the deregistration did not have a material impact to the Group’s consolidated financial statements for the years ended December 31, 2021 and 2020.
***

The entity was deregistered on February 06, 2023. Since the entity did not have significant operations, the deregistration did not have a material impact to the Group’s consolidated financial statements for the years ended December 31, 2022, 2021 and 2020.

****	The entity was deregistered on November 04, 2022. Since the entity did not have significant operations, the deregistration did not have a material impact to the Group’s consolidated financial statements for the years ended December 31, 2022, 2021 and 2020.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Certain reclassifications have been to the prior years’ financial statements to conform to the current year’s presentation. These reclassifications had no effect on net income (loss), total assets and shareholders’ equity.

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

All transactions and balances among the Group, its subsidiaries, the VIEs and their subsidiaries of the VIEs have been eliminated upon consolidation.

VIE companies

1) VIEs’ Contractual Agreements

The following is a summary of the VIE agreements:

Management and Consulting Service Agreements

Under the Management and Consulting Services Agreements, the Group has the exclusive right to provide management and consulting and other services to the VIEs for a consulting service fee from the VIEs and agree to authorize the VIEs to use the trademarks, technologies and related intellectual property rights held by the Group. The VIEs agree to pay the Group or the designated agent of the Group for the management and consulting services in the amount equivalent to all the VIE’s net profits after tax. The agreement shall be effective as of the date of agreement and shall remain effective until the date when the Group terminates such agreements and Fintech, Hengpu or Nami Shanghai cease to exist.

Equity Interest Pledge Agreements

Pursuant to the Equity Interest Pledge Agreements, each Shareholder of the VIEs agreed to pledge his equity interest in the VIEs to the Group to secure the performance of the VIEs’ obligations under the Management and Consulting Services Agreements and any such agreements to be entered into in the future. Each shareholder of the VIEs agrees not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on their equity interests in the VIEs without the prior written consent of the Group. The Pledges became effective on such date when the pledge of the Equity Interest contemplated herein were registered with the relevant Administration for Industry and Commerce (the “AIC”) and remain effective until all contract obligations have been fully performed and all secured indebtedness has been fully paid. The Pledges were registered with the competent branch of the State Administration for Industry and Commerce.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Exclusive Call Option Agreement.

Under the Exclusive Call Option Agreement, the VIEs and their shareholders have irrevocably granted the Group an exclusive option to purchase or authorize their designated persons to purchase all or part of each shareholder’s equity interests in the VIEs. The purchase price shall be equal to the minimum price required by the relevant PRC laws. Without prior written consent of the Group, the VIEs shall not among other things, amend their articles of association, sell or otherwise dispose of their assets or beneficial interests, enter into transactions which may adversely affect their assets, liabilities, business operations, equity interests and other legal interests, or merge with any other entities or make any investments, or distribute dividends. The Group has the right to transfer the rights and obligations pursuant to the Exclusive Call Option Agreement to any third party, which does not require any prior consent of the VIEs and their shareholders. The Exclusive Call Option Agreement will remain effective until the Group exercises the call option or terminates this agreement with 30 days advance notice.

2) Risks in relation to the VIE structure

The Group believes that the contractual arrangements with its VIEs and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce the above contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

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

The interests of the shareholders of the VIEs may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so. The Group cannot assure that when conflicts of interest arise, shareholders of the VIEs will act in the best interests of the Group or that conflicts of interests will be resolved in the Group’s favor. Currently, the Group does not have existing arrangements to address potential conflicts of interest the shareholders of the VIEs may encounter in their capacity as beneficial owners and directors of the VIEs, on the one hand, and as beneficial owners and directors of the Group, on the other hand. The Group believes the shareholders of the VIEs will not act contrary to any of the contractual arrangements and the exclusive option agreements provide the Group with a mechanism to remove the current shareholders of the VIEs should they act to the detriment of the Group. The Group relies on certain current shareholders of the VIEs to fulfill their fiduciary duties and abide by laws of the PRC and act in the best interest of the Group. If the Group cannot resolve any conflicts of interest or disputes between the Group and the shareholders of the VIEs, the Group would have to rely on legal proceedings, which could result in disruption of its business, additional costs and there are substantial uncertainties as to the PRC legal system and the outcome of any such legal proceedings.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIEs and their subsidiaries taken as a whole, which were included in the Group’s consolidated financial statements for continuing operations with intercompany balances and transactions eliminated between the VIEs and their subsidiaries:

	December 31, 2022	December 31, 2021	December 31, 2020
Total current assets	$138,221,303	$159,234,732	$43,832,012
Total assets	$150,451,534	$160,885,760	$47,223,358
Total current liabilities	$64,325,004	$90,440,038	$11,146,286
Total liabilities	$67,371,528	$90,589,026	$11,826,417

	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Revenue generated from services	$101,751,348	$92,067,474	$42,190,191
Revenue generated from sales	117,275,333	68,132,237	-
Total revenue	$219,026,681	$160,199,711	$42,190,191
Net income from continuing operations	$18,180,563	$33,612,404	$11,583,787

	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Net cash (used in) provided by operating activities	$(16,212,682)	$525,753	$2,560,400
Net cash provided by (used in) investing activities	$17,767,612	$569,301	$(13,321,524)
Net cash (used in) provided by financing activities	$(287,123)	$(919,642)	$4,051,162

As of December 31, 2022, there were no consolidated assets of the VIEs that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations. There were no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Group in the normal course of business. The Group neither provides nor intends to provide additional financial or other support not previously contractually required to the VIEs and subsidiaries of the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of its net assets, equivalent to the balance of its paid-in capital, capital reserve and statutory reserves, to the Group in the form of loans, advances or cash dividends. Please refer to Note 21 for disclosure of restricted net assets.

Non-controlling interests

Non-controlling interests are recognized to reflect the portion of the equity that is not attributable, directly, or indirectly, to the Group. Non-controlling interests are presented as a separate component of equity in the consolidated balance sheets and statements of operations and other comprehensive income (loss) are attributed to controlling and non-controlling interests. As of December 31, 2022, non-controlling interests primarily relate to the 20% equity interest in Taiding, 49% equity interest in Liaogang Yingkou, 49% interest in Nisun Haiyuan, and the 35% equity interest in Gansu Zhonghexi. As of December 31, 2021, non-controlling interests primarily relate to the 20% equity interest in Taiding and the 49% equity interest in Liaogang Yingkou.

Uses of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during each reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include: the allowance for doubtful accounts, the valuation of inventory, realizability of deferred tax assets, estimated useful lives of fixed assets, intangible assets and right-of-use assets and fair values in connection with the impairment of property and equipment, the valuation of intangible assets and goodwill, accruals for income tax uncertainties, and the determination of fair values related to business acquisitions and investments.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Business combinations

The Group accounts for business combinations using the purchase method of accounting in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations. The purchase method of accounting requires the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Group acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets purchased, liabilities assumed, and equity instruments issued as well any contingent consideration and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total acquisition cost, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings as a bargain purchase gain.

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

Disposal of subsidiary

On December 28, 2022, the Group sold all its equity interests in Youjiatian to Shandong Yongdao Zhihe property management Co., Ltd, which was acquired on January 14, 2022, for cash consideration of $289,973 (RMB 2 million), which was collected subsequently on January 17, 2023. The disposition resulted in a gain from disposition of $86,159 for the year ended December 31, 2022. The disposal of this subsidiary did not have a significant effect on the Group’s operations and financial results. In fiscal year 2022, the disposed subsidiary had a sales of US$4,589,710 with a loss before income tax of US$196,445.

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

Under the guidance of ASC 606, the Group is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) the Group satisfies its performance obligations. In determining the transaction price, the Group includes variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur. Revenues are recorded, net of sales related taxes and surcharges.

The Group’s revenue for the years ended December 31, 2022, 2021 and 2020 were generated $221,790,445, $160,199,711 and $42,190,191 in the Chinese Mainland and $12,383,820, nil and nil in Hongkong. The following table illustrates the disaggregation of revenue in 2022, 2021, and 2020 under ASC 606:

	For the year ended December 31,
	2022	2021	2020
Revenue generated from services:
Small and Medium Enterprise financing solutions	$87,269,959	$87,133,963	$40,779,794
Supply Chain financing solutions	3,542,592	4,930,289	1,369,859
Other financing solutions	-	3,222	40,538
Total revenue generated from services	90,812,551	92,067,474	42,190,191
Revenue generated from sales:
Supply chain trading business	143,361,714	68,132,237	-
Total	$234,174,265	$160,199,711	$42,190,191

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Recurring service fees: The Group also provides ongoing user management services to small and medium commercial banks and financial institutions in distributing and sourcing funds for their direct banking and other financial products in exchange for a recurring service fee. Recurring service agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. Recurring service fees are calculated as a fixed percentage of the qualified investments made by users during the contractual investment period of the direct banking and other financial products. Payment of recurring service fees by commercial banks and financial institutions are normally on a regular basis (typically quarterly or annually). The Group believes such arrangement requires the Group to provide ongoing user management services, which represents a performance obligation that the Group satisfies over time. Therefore, the recurring service revenue is recognized over the contract term on a straight-line basis. The Group has discontinued this service for the year ended December 31, 2022.

Supply chain solutions: For the year ended December 31, 2022, 2021, and 2020 the Group also offered supplier chain financing advisory services to suppliers and merchants. Pursuant to the agreements with related suppliers, the Group earns advisory fees when suppliers receive the financing and the advisory fee is calculated as a fixed charge rate with the amount of the financing (prorated by the period length). The Group believes such arrangement represents a performance obligation that is satisfied at a point in time, therefore, the supplier chain advisory fees are recognized as revenue when the suppliers receive the financing.

Disaggregation of revenue from financial services

The Group derives revenue primarily from one-time commissions and recurring service fees paid by clients or financial product providers. The following tables show the revenue from financial services disaggregated by nature for the year ended December 31, 2022, 2021 and 2020:

	For the year ended December 31,
	2022	2021	2020
One-time commission fees	$90,812,551	$90,853,014	$42,082,585
Recurring service fees	-	1,214,460	107,606
Total	$90,812,551	$92,067,474	$42,190,191

Product Sales Revenues

In accordance with ASC 606, the Group evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When the Group is a principal, the Group obtains control of the specified goods or services before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods transferred. When the Group is an agent and its obligation is to facilitate third parties in fulfilling their performance obligation for specified goods, the revenues should be recognized in the net amount for the amount of commission which the Group earns in exchange for arranging for the specified goods or services to be provided by other parties. Revenues are recorded net of value-added taxes.

For the year ended December 31, 2022, the Group commenced a supply chain trading business, which involves acquiring products, primarily agriculture and chemical products, from suppliers at customers’ requests in most cases and selling them directly to customers. Sales contracts are entered into with each individual customer. The Group recognizes the product sales revenues from the supply chain trading business on a gross basis as the Group is acting as a principal in these transactions as the Group (i) is responsible for fulfilling the promise to provide the specified goods, (ii) is responsible for inventory risks and (iii) has discretion in establishing price. Revenues are recorded net of value-added taxes, or VAT. Revenue from the sale of goods is recognized at a point in time when the products are delivered and title passes to customers.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Restricted Cash

The Group had restricted cash of $3,417,244 and $179,421 as of December 31, 2022 and December 31, 2021, respectively, which primarily consist of a $1.75 million deposit for the purchase of treasury shares, and $1.67 million of security deposits related to our financing services. In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts presented in the statement of cash flows.

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

Credit losses

In 2016, the FASB issued ASC Topic 326, which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses. The guidance is applicable to accounts receivable and the Group adopted ASC Topic 326 on January 1, 2020. Accounts receivable are recorded at the original amounts less an allowance for any potential uncollectible amounts. The Group makes estimates of expected credit and collectability trends for the allowance for credit losses based upon assessment of various factors, including historical experience, the age of the accounts receivable balances, credit-worthiness of the customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the customers. The Group also provides specific allowances when facts and circumstances indicate that the receivable is unlikely to be collected. Expected credit losses for accounts receivable are recorded as general and administrative expenses on the consolidated statements of operations and comprehensive income (loss). The initial impact of applying ASC Topic 326 on the consolidated financial statements did not have a material impact on the Group’s financial position, results of operations and cash flows.

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

The carrying amounts reported in the balance sheet for cash, accounts receivable, receivables from supply chain financing, bank acceptance notes receivable, prepayments and advances to suppliers, loans to third parties, accounts payable, bank acceptance notes payable, advances from customers, payables to supply chain financing, taxes payable, due to related party and accrued expenses and other current liabilities, approximate their fair value based on the short-term maturity of these instruments. The Group believes that the carrying amount of the short-term loans approximate fair value based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rate.

Transfers into or out of the fair value hierarchy classifications are made if the significant inputs used in the financial models measuring the fair value of the assets and liabilities became unobservable or observable in the current marketplace. These transfers are considered to be effective as of the beginning of the period in which they occur. The Group did not transfer any assets or liabilities in or out of Level 2 and Level 3 during the years ended December 31, 2022 and 2021.

Fair value measurements on a recurring basis

As of December 31, 2022, the financial instruments measured at fair value on a recurring basis are as follows:

	Fair value as of December 31,	Fair value measurement at reporting date
Description	2022	(Level 1)	(Level 2)	(Level 3)
Short-term investments:
Wealth management products and structure deposits	$11,700,400	$-	$11,700,400	$-
Long-term investments:
Structure deposits	7,249,319	-	7,249,319	-
Total	$18,949,719	$-	$18,949,719	$-

As of December 31, 2021, the financial instruments measured at fair value on a recurring basis are as follows:

	Fair value as of December 31,	Fair value measurement at reporting date
Description	2021	(Level 1)	(Level 2)	(Level 3)
Short-term investments:
Wealth management products	$40,666,617	$-	$40,666,617	$-

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Advances to suppliers

The Group advances funds to certain suppliers for purchases of finished goods. These advances are interest free, unsecured and short term in nature and are reviewed periodically to determine whether their carrying value has become impaired. For the years ended December 31, 2022, 2021 and 2020, the Group recorded an allowance of $3,068,722, nil and nil, respectively.

Investment in limited partnership

The Group has an investment in a limited partnership that pursue various investment strategies, including debt securities, which have a stated maturity within five years and pays a prospective fixed rate of return and an investment in a privately held company. The Group applies the equity method of accounting to account for the investment in limited partnership, according to ASC Topic 323, Investment—Equity Method and Joint Ventures (“ASC 323”), over which it has significant influence but does not own a majority equity interest or otherwise control.

Under the equity method, the Group’s share of profits or losses of the equity method investee is recognized in the consolidated statements of operations. The Group records its share of the results of the equity method investees on a quarterly basis in arrears. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity method investee generally represents goodwill and intangible assets acquired. When the Company’s share of losses of the equity method investee equals or exceeds its interest in the equity method investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity method investee.

The Group continually reviews its investment in this limited partnership under the equity method to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors the Group considers in its determination are the duration and severity of the decline in fair value, the financial condition, operating performance and the prospects of the equity investee, and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

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

Equity investments

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

Equity investments without readily determinable fair values

The Group elected to record its equity investments without readily determinable fair values and not accounted for under the equity method at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investment in current earnings. Changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. Reasonable efforts are be made to identify price changes that are known or that can reasonably be known.

Equity investments with readily determinable fair values

Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Equity investments accounted for using the equity method

The Group accounts for its equity investments over which it has significant influence (usually 20% to 49.9%) but does not own a majority equity interest or otherwise control, using the equity method. The Group adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. The Group assesses its equity investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entity, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investments in a privately held entity, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary.

The investment held by the Group as of December 31, 2022 and 2021 represented the Group’s 23.08% equity interest in Wenzhou Jinda Holding Co., Ltd (“Jinda”). The Group considers it has significant influence over Jinda due to the level of ownership and its participation in their significant business operating and strategic decisions. Accordingly, the Group accounts for the investment using the equity method. For the years ended December 31, 2022, 2021 and 2020, the Group did not receive any dividends from this investment. For the years ended December 31, 2022, 2021 and 2020, the Group recognized its share of loss in Jinda of $44,030, $41,379, and $46,659 respectively.

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

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as significant adverse changes to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the remaining useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the years ended December 31, 2022, 2021 and 2020.

Goodwill

Goodwill represents the excess of the consideration over the fair value of the identifiable assets and liabilities acquired at the date of acquisition. In January 2017, the FASB issued ASU 2017-04, “Intangibles—Goodwill and Other (Topic 350), simplifying the test for goodwill impairment”. The guidance removes Step 2 of the goodwill impairment test, which required a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value. The Group tests goodwill at least annually for impairment at the reporting unit level. A reporting unit is the operating segment, or one level below that operating segment (the component level) if discrete financial information is prepared and regularly reviewed by management. However, components are aggregated as a single reporting unit if they have similar economic characteristics. The Group recognizes an impairment charge if the carrying amount of a reporting unit exceeds its fair value and the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill. When a portion of a reporting unit is disposed, goodwill is allocated to the gain or loss on disposition based on the relative fair values of the business or businesses disposed and the portion of the reporting unit that will be retained. For the years ended December 31, 2022, 2021 and 2020, the Group did not recognize any goodwill impairment charges.

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

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Research and development expenses

Research and development expenses mainly consist of salary and welfare benefits and bandwidth costs incurred for the development and enhancement to the Group’s websites and platform applications. Research and development expenditures are expensed as incurred. Research and development expenses were $1,563,718, $1,599,728, and $817,770 for the years ended December 31, 2022, 2021 and 2020, respectively.

Income taxes

The Group’s subsidiaries in China are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC and Hong Kong for the years ended December 31, 2022, 2021 and 2020. The Group accounts for income tax under FASB ASC Section 740 which utilizes the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the differences between financial statement carrying amounts of assets and liabilities versus the tax basis of assets and liabilities. Deferred tax assets are also provided for carryforward losses which can be used to offset future taxable income. Deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. A valuation allowance is established against net deferred tax assets when it is more likely than not that some portion or all of the net deferred tax asset will not be realized. The Group provided a valuation allowance of $576,613 and $624,905 on the net deferred tax assets as of December 31, 2022 and 2021, respectively.

The Group continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest related to underpayment of income taxes for uncertain tax positions are classified as income tax expense in the period incurred. No penalties or interest relating to uncertain tax positions has been incurred during the years ended December 31, 2022, 2021 and 2020. As of December 31, 2022, the tax years ended December 31, 2020 through December 31, 2022 for the Group’s PRC subsidiaries remain open for statutory examination by PRC tax authorities and HK tax authorities.

Under the Provisional Regulations of the PRC Concerning Income Tax on Enterprises promulgated by the PRC, income tax is payable by enterprises at a rate of 25% of their taxable income determined under PRC accounting rules. Consolidated tax returns are not recognized in the PRC and all PRC companies file their own tax returns. The Group believes that it has provided the best estimates of its accrued tax liabilities because those accruals are based on the prevailing tax rates stipulated under the laws.

Under the provisions of the profits tax enacted in Hong Kong, profits tax is payable by enterprises at a rate of half the current rate (i.e., 8.25%)  for the first HK$2 million of profits earned while the remaining profits will continue to be taxed at the existing 16.5% if profits are generated.

Value added tax (“VAT”)

Revenue represents the invoiced value of goods and services, net of VAT. VAT is based on the gross sales price and VAT rates range from 6% to 13%, depending on the type of goods or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Group’s subsidiaries in China, have been and remain subject to examination by the tax authorities for five years from the date of filing. Under the provisions of tax enacted in Hong Kong, no VAT is levied.

Foreign currency translation

Since the Group operates primarily in the PRC, the Group’s functional currency is the Chinese Yuan (“RMB”). The Group’s financial statements have been translated into the reporting currency of the United States Dollar. Assets and liabilities of the Group are translated at the exchange rate at each reporting period end date. Equity is translated at the historical exchange rates when the transaction occurred. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported in other comprehensive income (loss). Gains and losses resulting from other foreign currency transactions are reflected in the results of operations.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

	December 31, 2022	December 31, 2021	December 31, 2020

Balance sheet items, except for equity accounts	US$1=RMB 6.8972	US$1=RMB 6.3726	US$1=RMB 6.5250
Items in the statements of operations and cash flows	US$1=RMB 6.7290	US$1=RMB 6.4508	US$1=RMB 6.9042
Balance sheet items, except for equity accounts	US$1=HKD 7.8015	US$1=HKD 7.7996	US$1=HKD 7.7534
Items in the statements of operations and cash flows	US$1=HKD 7.8306	US$1=HKD 7.7727	US$1=HKD 7.7559

Statutory reserves

In accordance with the relevant regulations and their articles of association, subsidiaries of the Group incorporated in the PRC are required to allocate at least 10% of their after-tax profit determined based on the PRC accounting standards and regulations to the general reserve until the reserve has reached 50% of the relevant subsidiary’s registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the respective company. These reserves can only be used for specific purposes and are not transferable to the Group in the form of loans, advances or cash dividends. As of December 31, 2022, 2021 and 2020, appropriations to the general reserve were $9,167,845, $6,942,111 and $4,751,264, respectively. No appropriations to the enterprise expansion fund or staff welfare and bonus fund have been made by the Group.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustments resulting from the Group not using the U.S. dollar as its functional currency.

Credit risk and concentrations

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and accounts receivable. As of December 31, 2022, and 2021, $67,316,757 and $91,627,041 of the Group’s cash and cash equivalents and restricted cash was on deposit at financial institutions in the PRC and Hong Kong, which the management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits for each account in each bank in RMB and in foreign currency placed with them for up RMB 500,000 (USD $72,000). Such Deposit Insurance Regulations would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the coverage limit. However, the Group believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in China and the Group believes that the Chinese banks that hold the Group’s cash and cash equivalents, restricted cash and short-term investments are financially sound based on public available information. In Hong Kong, the DPS is established under the Deposit Protection Scheme Ordinance (DPS Ordinance). In case a member bank of DPS (a Scheme member) fails, the DPS will pay compensation up to a maximum of HK$500,000 (approximately US$64,000) to each depositor of the failed Scheme member. Balances in excess of the insured amounts as of December 31, 2022 were approximately $42,697,893.

Accounts receivable is typically unsecured and derived from revenue earned from customers, and is thereby exposed to credit risk. The risk is mitigated by the Group’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

See Note 16 for customer concentration information.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Net earnings (loss) per share

The Group computes earnings (loss) per share (“EPS”) in accordance with FASB ASC 260, “Earnings per Share” (“ASC 260”). Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding (including pre-funded warrants) for the period. For the calculation of diluted net income per share, the weighted average number of ordinary shares is adjusted by the effect of dilutive potential ordinary shares, including unvested RSUs and ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method. The effect mentioned above is not included in the calculation of the diluted income/(loss) per share when inclusion of such effect would be anti-dilutive. For the years ended December 31, 2022, 2021, and 2020, there were no dilutive outstanding instruments.

Treasury shares

The Group accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account in shareholders’ equity (deficit). At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the par value reduces additional paid-in capital.

Recent accounting pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This guidance removes certain exceptions to the general principles in Topic 740 and enhances and simplifies various aspects of the income tax accounting guidance, including requirements such as tax basis step-up in goodwill obtained in a transaction that is not a business combination, ownership changes in investments, and interim-period accounting for enacted changes in tax laws. This standard was effective for the Group for the annual reporting period beginning January 1, 2022 and interim periods beginning January 1, 2023. The adoption of this standard did not have a material effect on the Group’s consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) - Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. This guidance addresses accounting for the transition into and out of the equity method and provides clarification of the interaction of rules for equity securities, the equity method of accounting, and forward contracts and purchase options on certain types of securities. This standard was effective for the Group beginning January 1, 2022 including interim periods within the fiscal year. The adoption of this standard did not have a material effect on the Group’s consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. For public companies, the guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted. The Group adopted this standard beginning January 1, 2022 and the impact was not material to the consolidated financial statements.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosure by Business Entities about Government Assistance (ASU 2021-10), which improves the transparency of government assistance received by most business entities by requiring the disclosure of: (1) the types of government assistance received; (2) the accounting for such assistance; and (3) the effect of the assistance on a business entity’s financial statements. This guidance was effective for the year ended December 31, 2022. The Group adopted this standard for the year ended December 31, 2022 and the impact was not material to the consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, which amends ASC 805 to “require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination.” Under current GAAP, an acquirer generally recognizes such items at fair value on the acquisition date. According to the FASB, this update is intended “to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to the following: a. Recognition of an acquired contract liability; b. Payment terms and their effect on subsequent revenue recognized by the acquirer.” For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments in this update should be applied prospectively to business combinations occurring on or after the effective date of the amendments. The adoption of this standard did not have a material impact on the Group’s consolidated financial statements.

In June 2022, the FASB issued ASU 2022-03, which (1) clarifies the guidance in ASC 820 on the fair value measurement of an equity security that is subject to a contractual sale restriction and (2) requires specific disclosures related to such an equity security. ASU 2022-03 clarifies that a “contractual sale restriction prohibiting the sale of an equity security is a characteristic of the reporting entity holding the equity security” and is not included in the equity security’s unit of account. Accordingly, an entity should not consider the contractual sale restriction when measuring the equity security’s fair value (i.e., the entity should not apply a discount related to the contractual sale restriction, as stated in ASC 820-10-35-36B as amended by the ASU). In addition, the ASU prohibits an entity from recognizing a contractual sale restriction as a separate unit of account. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, with early adoption permitted. The adoption of this standard is not expected to have a material impact on the Group’s consolidated financial statements.

In September 2022, the FASB issued ASU 2022-04 to enhance transparency about an entity’s use of supplier finance programs. ASU 2022-04 requires the buyer in a supplier finance program to disclose qualitative and quantitative information about the program, and at a minimum, the following at least annually: (1) the key terms of the program; including payment terms and assets pledged as security or other forms of guarantees; (2) the amount of obligations outstanding at the end of the reporting period that the buyer has confirmed as valid; a description of where those obligations are presented in the balance sheet; roll forward information for the annual period showing the amount at the beginning of the period, the amount added during the period, the amount settled during the period, and the amount outstanding at the end of the period. The amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the amendment on roll forward information, which is effective for fiscal years beginning after December 15, 2023. The adoption of this standard is not expected to have a material effect on the Group’s consolidated financial statements.

Except for the above-mentioned pronouncements, there are no other recently issued accounting standards that are expected to have a material impact on the Group’s consolidated financial position, statements of operations and cash flows.

Note 3 — BUSINESS COMBINATIONS

a) Acquisition of Youjiatian

On January 14, 2022, the Group entered into a share acquisition agreement with Henan Youjiatian Agricultural Technology Co., Ltd (“Youjiatian”) and its sole shareholder to acquire a 51% equity interest in Youjiatian and closed the acquisition on January 31, 2022. Upon completion of the acquisition, Youjiatian became a subsidiary of Fintech Henan, a subsidiary of a VIE of the Group. Youjiatian is an agricultural supply chain management company based in the PRC.

The Group’s acquisition of Youjiatian was accounted for as a business combination in accordance with ASC 805. The purchase price was approximately $80,280 (RMB 0.51 million) in cash, which was paid during the year ended December 31, 2022. The assets acquired and liabilities assumed of Youjiatian were not material to the consolidated financial statements.

The Company recognized a bargain purchase gain of $235,469 in other income, net in the consolidated statements of operations for the year ended December 31, 2022, for the acquisition of Youjiatian.

The revenues for the period from the acquisition date to December 31, 2022 were $4,589,710, the cost of revenue for the period from the acquisition date to December 31, 2022 was $4,218,196.

On December 28, 2022, the Group sold all its equity interests in Youjiatian to Shandong Yongdao Zhihe property management Co., Ltd for cash consideration of $289,973 (RMB 2 million), which was fully collected subsequently on January 17,2023. The disposition resulted in a gain from disposition of $86,159 for the year ended December 31, 2022. The disposal of subsidiary did not have a significant effect on the Group’s operations and financial results.

b) Acquisition of Sailang

On June 21, 2022, the Group entered into a share acquisition agreement with Qingdao Sailang International Trade Co., Ltd.(“Sailang”) and its sole shareholder to acquire a 100% equity interest in Sailang and closed the acquisition on July 31, 2022. Upon completion of the acquisition, Sailang became a subsidiary of Nisun Ocean, a PRC subsidiary of the Group. Sailang is a supply chain trading company based in the PRC. The Group expects to achieve significant synergies from such acquisition which it plans will complement its supply chain trading business.

The Group’s acquisition of Sailang was accounted for as a business combination in accordance with ASC 805. The purchase price was $741,477 (RMB 5 million) in cash, which was paid during the year ended December 31, 2022. Acquisition-related costs incurred for the acquisitions were not material. The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, which represents the net purchase price allocation at the date of the acquisition based on a valuation performed by an independent valuation firm engaged by the Group:

July 31, 2022
Cash and cash equivalents acquired	$142,603
Accounts receivable, net	637,757
Advance to suppliers	2,414,374
Inventories	3,093,522
Prepayments and other current assets	2,125,284
Accounts payable	(1,108,979)
Advance from customers and other payables	(650,645)
Loan from third parties	(6,688,120)
Goodwill	775,681
Total consideration	$741,477

The goodwill is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets, and comprise (a) the assembled work force with their knowledge and experience in the industry and (b) the expected but unidentifiable business growth potential as a result of the synergy resulting from the acquisition. None of the goodwill is expected to be deductible for income tax purposes.

Revenues for the period from the acquisition date to December 31, 2022 were $13,165,427.

Net loss for the period from the acquisition date to December 31, 2022 was $2,730,154.

The following reflects the unaudited pro-forma information as if this purchase occurred on January 1, 2021:

	For the Year Ended Of December 31, 2022	For the Year Ended Of December 31, 2021

Net sales	$260,213,334	$163,879,246
Gross Profit	$39,694,346	$53,727,099
Net Income	$19,301,401	$30,036,814

Note 4 — SHORT-TERM INVESTMENTS

The following table summarizes the Company’s short-term investments as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021

Wealth management products, cost	$10,830,482	$10,034,523
Structured deposits	724,932	29,815,146
Add: Accrued interest receivable	144,986	816,948
Total short-term investments	$11,700,400	$40,666,617

As of December 31, 2022 and 2021, short-term investments consist of investments in wealth management products issued by financial institutions of which the underlying assets are loans receivable or capital lease receivables and investments in structured deposits issued by a commercial bank. All the short investments have a stated maturity within 12 months and pay the prospective rates of return ranging from 2.25% to 9%. The Company recorded investment income on the products of $1,412,101, $816,948 and $83,142 for the years ended December 31, 2022, 2021 and 2020, respectively.

Note 5 — ACCOUNTS RECEIVABLE, NET

The accounts receivable consists of the following:

	December 31, 2022	December 31, 2021

Accounts receivable from services	$14,373,341	$11,592,952
Accounts receivable from sales	5,459,015	7,004,013
Total	19,832,356	18,596,965
Less: allowance for doubtful accounts	(901,010)	(80,815)
Accounts receivable, net	$18,931,346	$18,516,150

Note 6 — ADVANCE TO SUPPLIERS

As of December 31, 2022, and 2021, the balance of advance to suppliers amounted to $46,968,549 and $9,213,279, respectively. For the year ended December 31, 2022, the Company provided $4,186,385 for an allowance for doubtful accounts for those outstanding advances to suppliers due to non-delivery and non-refund of prepayments by the supplier, the Company initiated a lawsuit in September 2022 with unsatisfactory mediation results and expects to re-initiate the lawsuit. For the year ended December 31, 2021, the Company did not provide any allowance for doubtful.

Note 7 — RECEIVABLES FROM SUPPLY CHAIN SOLUTIONS

As of December 31, 2022, and 2021, the balance of receivables from supply chain solutions amounted to $ 43,475,981 and $59,792,613, respectively. The age of these financing receivables is generally within 12 months. For the year ended December 31, 2022, the Company provided a $673,300 allowance for doubtful accounts for those outstanding receivables from supply chain solutions due to the possibility that some customers may not be able to pay their outstanding debts, and remaining outstanding receivables from supply chain solutions are secured by assets or are collected after December 31, 2022. For the year ended December 31, 2021, the Company did not provide any allowance for doubtful accounts since the related suppliers pledged their inventory to guarantee the payment of these receivables.

Note 8 — INVENTORIES

Inventories primarily consisted of raw materials and finished goods, valued at $31,609,877 and $3,979,653 as of December 31, 2022 and 2021, respectively. As of December 31, 2022, inventories consisted of $339,665 of raw materials and $31,270,212 of finished goods. As of December 31, 2021, all inventories were finished goods. The Company consistently monitors its inventory for potential obsolete products. Any loss on damaged items is immaterial and will be recognized immediately. As a result, no reserve was made for inventory as of December 31, 2022 and 2021.

Note 9 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	December 31, 2022	December 31, 2021
Transportation equipment	$1,103,604	$663,424
Office equipment	107,504	85,565
Electronic equipment	199,420	84,126
Leasehold improvements	368,012	417,092
Subtotal	1,778,540	1,250,207
Less: accumulated depreciation and amortization	(1,058,966)	(786,051)
Property, plant and equipment, net	$719,574	$464,156

Depreciation expense was $353,298, $200,655 and $211,796 for the years ended December 31, 2022, 2021 and 2020, respectively.

Note 10 — INTANGIBLE ASSETS, NET

The following is a summary of intangible assets as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Software	$543,137	$508,961
Technology	4,306,095	4,660,578
Total intangible assets	4,849,232	5,169,539
Less: accumulated amortization	(3,053,998)	(2,318,686)
Intangible assets, net	$1,795,234	$2,850,853

Amortization expense was $934,457, $971,453 and $945,744 for the years ended December 31, 2022, 2021 and 2020, respectively.

Amortization expense for the next five years will be $931,403, $735,878, $39,407, $31,538 and $16,965 for the years thereafter.

Note 11 — INVESTMENT IN LIMITED PARTNERSHIP

During the year end December 31, 2020, the Group invested, as a limited partner, $15,962,799 (RMB101,724,531) into a Limited partnership (“LP”), which invests the funds in debt securities of private companies. Pursuant to the agreement, the LP’s investment in debt securities have a fixed interest rate of 8% for a term of 5 years. The interest is due on an annual basis. The Group values its investment in the LP using the equity method and classified it as long-term according to ASC Topic 323. As of December 31, 2022, the carrying value of this investment was $14,913,539, consisting of the principal balance of $14,748,671 and interest receivable of $164,868. As of December 31, 2021, the carrying value of this investment was $16,207,152, consisting of the principal balance of $15,962,799 and interest receivable of $244,353. For the year ended December 31, 2022 and 2021, the Group recognized investment income from this investment of $837,861 and $892,308, respectively. For the years ended December 31, 2022 and 2021, the Group received cash distributions of $820,072 and $799,569, respectively. For the years ended December 31, 2022 and, 2021, the Group did not recognize any impairment loss for the investment in the LP.

Note 12 — LONG-TERM INVESTMENTS

As of December 31, 2022, and 2021, the balance of long-term investment amounted to $7,249,319 and nil, respectively. As of December 31, 2022, long-term investments consist of investments in structured deposits issued by a commercial bank. All the long-term investments have a stated maturity of more than 12 months and pay the prospective rate of 3.33%. The Company recorded interest income on these investments of $92,491 for the year ended December 31, 2022.

Note 13 — SHORT TERM BANK LOANS

Short-term bank loans consisted of the following loans:

Lender	December 31, 2022	Term	Effective Interest Rate
China Everbright Bank	$434,959	August 26, 2022 to August 25, 2023	4.35%
Total	434,959
Less: current portion	434,959
Long term portion	$-

Note 13 — SHORT TERM BANK LOANS (CONTINUED)

Lender	December 31, 2021	Term	Effective Interest Rate
China Everbright Bank	$470,765	March 30, 2021 to March 29, 2022	4.35%
Zhejiang Tailong Bank	313,844	February 08, 2021 to February 08, 2022	5.88%
Total	784,609
Less: current portion	784,609
Long term portion	$-

All principal of the above loans as of December 31, 2022 and 2021 are due upon maturity and interest payments are due on a quarterly or monthly basis.

The Group repaid $314,169 to Zhejiang Tailong Bank on February 08, 2022, and $471,268 to China Everbright Bank on March 25, 2022

Interest expense for these loans was $24,239, $ 31,355 and nil for the years ended December 31, 2022, 2021 and 2020, respectively.

Note 14 — LEASES

Leases are classified as operating leases or finance leases in accordance with FASB ASC 842. The Group’s operating leases are principally for office facilities. For leases with terms greater than 12 months, the Group records the related right-of-use asset and lease liability at the present value of lease payments over the term. The right-of-use asset is amortized over the life of the lease on a straight line basis. Certain leases include rental escalation clauses, renewal options and/or termination options, which are factored into the Group’s determination of lease payments when appropriate.

As of December 31, 2022, the weighted average remaining lease term was 2.67 years and the weighted average discount rate was 4.3% for the Group’s operating leases. The Group’s lease costs are included within cost of revenue and administrative expenses on the consolidated statements of operations. For the year ended December 31, 2022, the lease cost amounted to $885,559.

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

The future undiscounted aggregate minimum lease payments under non-cancellable operating leases are as follows as of December 31, 2022:

Note 14 — LEASES (CONTINUED)

Year ended December 31,	Amount
2023	$1,137,651
2024	961,109
2025	772,934
2026	571,830
2027	285,915
thereafter	-
Total undiscounted future minimum lease payments	3,729,439
Less: amount representing interest	295,076
Total present value of operating lease liabilities	3,434,363
Less: current portion of operating lease liabilities	1,008,766
Non-current portion of operating lease liabilities	$2,425,597

Note 15 — INCOME TAXES

Taxes payable consisted of the following:

	December 31, 2022	December 31, 2021

Income tax payable	$808,705	$6,654,091
Value added tax payable	1,897,087	1,971,625
Business tax payable	19,342	139,137
Withholding taxes payable	-	2,720
Other taxes payable	23,340	84,325
Total taxes payable	$2,748,474	$8,851,898

BVI

Nisun International, formerly known as Hebron Technology, and Nisun BVI were incorporated in the BVI and are not subject to income taxes under the current laws of the BVI.

Cayman

Nami Cayman is incorporated in the Cayman Islands and is not subject to income taxes under the current laws of the Cayman Islands.

Hong Kong

Nisun HK and Nami HK are the companies registered in Hong Kong and subject to a corporate income tax rate of 8.25% on the first HK$2 million of profits and the remaining profits will be taxed at 16.5% if revenue is generated in Hong Kong. HK$3,572,012 and nil pretax income was generated in Hong Kong for the years ended December 31, 2022 and 2021.

Note 15 — INCOME TAXES (CONTINUED)

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. Starting from the year ended December 31, 2020, Fintech qualified as a High-technology Company and is subject to a favorable income tax rate of 15%. Fintech’s High-technology certificate is valid for three years starting from November 2020 and subject to renewal. In accordance with the implementation rules of the Income Tax Law of the PRC, for the enterprises newly established in the Horgos Development Zone within the scope of “preferential catalogue of income tax for key industries encouraged to develop in Xinjiang’s difficult areas”, the entity shall be exempt from the enterprise income tax for five years from the tax year of the first production and operations income. Khorgos is established in the Horgos Development Zone and its income tax is eligible to be exempt for five years starting from the year ended December 31, 2019. For the year ended December 31, 2022, Jilin Lingang, Jilin Lingang Hengda, Liaogang SH, Liaogang Yingkou, Fintech Zibo, Fintech SX, Fintech Ningbo, Fintech Shandong, Nisun Gold, and Fintech Jiangxi, Nisun Shandong, Gansu Zhonghexi, NingChen, Shanghai Naqing, Nisun Mishan, Hangzhou Fengtai, Fintech Shenzhen, RZ Sailang, Fintech Mongolia, Khorgos Fintech, Fintech Shanxi, Nisun Huaixiang are subject to a favorable income tax rate of 2.5% due to being small-scale taxpayers. The remaining Group’s subsidiaries, VIEs and VIEs’ subsidiaries from the financial services business are subject to corporate income tax at the PRC unified rate of 25%.

i)	The components of the income tax provision (benefit) are as follows:

	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Current tax provision	$4,792,026	$9,996,987	$1,525,824
Deferred tax (benefit) provision	(50,172)	272,514	(584,760)
Total	$4,741,854	$10,269,501	$941,064

ii)	The following table summarizes net deferred tax assets resulting from differences between the financial accounting basis and tax basis of assets and liabilities:

	December 31, 2022	December 31, 2021
Deferred tax assets:
Provision for doubtful accounts	$1,369,968	$624,905
Net operating loss carry-forwards	214,893	-
Expenses not currently deductible	292,675	-
Total deferred tax assets	1,877,536	624,905
Less: valuation allowance	(1,566,959)	(624,905)
Net deferred tax assets	$310,577	$-

The change in valuation allowance for the years ended December 31, 2022, 2021 and 2020 amounted to $942,054, $256,740 and $973,712, respectively.

	December 31, 2022	December 31, 2021
Deferred tax liabilities:
Intangible assets acquired from business combinations	$291,858	$504,033
Revenue not currently taxable	418,066	-
Other	17,402	-
Total deferred tax liabilities	$727,326	$504,033

Note 15 — INCOME TAXES (CONTINUED)

As the PRC does not allow the filing of consolidated tax returns, the deferred taxes relate to separate entities that file their own tax returns and therefore could not be offset with each other. The following table reconciles the China statutory rates to the Group’s effective tax rate for the years ended, 2022, 2021 and 2020:

	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
China Income tax statutory rate	25.0%	25.0%	25.0%
Effect of favorable income tax rates	(8.1)%	(8.3)%	(23.8)%
Effect of temporary differences	-	0.6%	1.2%
Effect of non-deductible expenses	0.1%	7.7%	10.1%
Change in Valuation Allowance	4.1%	-	-
Effect of net operating loss carryforwards	-	-	(3.8)%
Effective tax rate-continuing operations	21.1%	25.0%	8.7%

The Group continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of December 31, 2022, the tax years ended December 31, 2020 through December 31, 2022 for the Group’s PRC subsidiaries, VIEs and the subsidiaries of VIEs remain open for statutory examination by PRC tax authorities.

The per share effect of favorable income tax rates for the years ended December 31, 2022, 2021 and 2020 were $0.16, $1.57 and $1.39, respectively.

Note 16 — CONCENTRATION OF MAJOR CUSTOMERS

Substantially all of the Group’s revenue from financial services and the supply chain trading business is derived from customers that are located primarily in China. The Group has a concentration of its revenues with specific customers. For the year ended December 31, 2022, five customers accounted for 18%, 16%, 15%, 13% and 13% of the Group’s total revenue from the financial services business and one customer accounted for 29% of the Group’s total revenue from its supply chain trading business. For the year ended December 31, 2021, two customers accounted for 37% and 15% of the Group’s total revenue from the financial services business and two customers accounted for 71% and 10% of the Group’s total revenue from its supply chain trading business. As of December 31, 2022, two customers accounted for approximately 20% and 11% of the Group’s total accounts receivable balance. As of December 31, 2021, two customers accounted for approximately 31% and 29% of the Group’s total accounts receivable balance.

Note 17 — SHAREHOLDERS’ EQUITY

The Group had 5,000,000 authorized common shares at $0.01 par value, consisting of 4,000,000 authorized Class A common shares and 1,000,000 Class B common shares, of which 3,981,262 Class A common shares were issued and outstanding as of December 31, 2021. On January 13, 2022, the Company adopted the Amended and Restated Memorandum and Articles of Association of the Company to increase the authorized number of Class A common shares, par value of $0.01. On February 2, 2022, the Company filed the Amended M&A with the British Virgin Islands Registrar of Corporate Affairs. Pursuant to the Amended M&A, the Company is authorized to issue a maximum of 31,000,000 Common Shares divided into (i) 30,000,000 Class A Common Shares, and (ii) 1,000,000 Class B Common Shares of which 4,006,263 Class A common shares were issued and 3,944,075 outstanding as of December 31, 2022. No class B common shares are issued and outstanding as of December 31, 2022 and 2021.

On May 2, 2023, the Board of Directors of the Group approved a reverse split of the Company’s common shares at the ratio of one-for-ten with the effective date of May 18, 2023. The Reverse Share Split reduced the shares authorized for issuance to 31,000,000 common shares divided into: (i) 30,000,000 Class A Common Shares, each with a par value of US$0.01, and (ii) 1,000,000 Class B Common Shares, each with a par value of US$0.01, of which 4,006,263 Class A common shares were issued and 3,944,075 outstanding as of December 31, 2022. No class B common shares are issued and outstanding as of December 31, 2022 and 2021. The financial statements give retroactive effect to this one-for-ten Reverse Share Split.

Note 17 — SHAREHOLDERS’ EQUITY (CONTINUED)

Additional paid-in capital

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

Share incentive plan

The Board of directors approved the 2019 One Million Share Incentive Plan (the “2019 Plan”) on December 20, 2019, which permits the grant of restricted shares and options to the employees, directors, officers and consultants to purchase the Company’s Class A common shares. The maximum aggregate number of Class A common shares, which may be issued pursuant to all awards under the 2019 Plan, 100,000 shares. The Plan is valid and effective for a term of ten years commencing from its adoption.

On April 6, 2020, the Board initially granted an aggregate of 30,000 restricted Class A common shares to the Group’s CFO and two officers of which subsequently 6,700 shares were forfeited and cancelled. The fair value of these restricted Class A common shares was $1,721,870, determined using the closing price of $73.90 on April 6, 2020. Pursuant to the agreement, one-third (33%) of the common shares of restricted stock vested on the date of the grant and the first anniversary of the date of grant; and the remaining 34% will vest on the second anniversary of the date of the grant. For the year ended December 31, 2022, 2021, and 2020, the Group recognized share-based compensation of $125,630, $1,097,415 and $498,825, respectively. As of December 31, 2022, the Group had no unrecognized share-based compensation.

On September 24, 2021, the Board granted an aggregate of 750 Class A common shares to three non-employee directors. The fair value of these Class A common shares was $71,175, determined using the closing price on September 4, 2020. On September 4, 2020, the Company entered into certain engagement letters with these three directors. Pursuant to the agreements, each of the Directors will have served the Company for a full year (the vesting period) and on September 4, 2021, the anniversary date of their appointment as a director, received such shares share.  The value of these shares was recognized in general and administrative expenses over the vesting period.

Note 17 — SHAREHOLDERS’ EQUITY (CONTINUED)

Public and registered direct offerings

On December 13, 2021, the Company completed an underwritten public offering of approximately $77 million, before deducting underwriting discounts, commissions and other offering expenses. The offering consisted of ((i) 1,219,000 shares of Class A common shares and (the “December 2021 Common shares”) (ii) pre-funded warrants to purchase 706,000 Class A Common Shares (the “Pre-Funded Warrants”). Each Pre-funded Warrants entitles the holder to purchase one Class A Common Share at an exercise price of $0.01 per share until the Pre-funded Warrants are exercised in full, subject to adjustment as provided in the Prefunded Warrant. The Pre-Funded Warrants are exercisable at any time after the date of issuance upon payment of the exercise price.

Management determined that the Pre-Funded Warrants met the requirements for equity classification under ASC 815-40 because they are indexed to the Company’s own stock. The warrants were recorded at their fair value on the date of issuance as a component of shareholders’ equity. In addition, since these warrants are exercisable for a nominal amount, they have been shown as exercised when issued and as outstanding common stock in the accompanying financial statements and earnings per share calculations.

As of December 31, 2022, 680,453 of the 706,000 Pre-Funded Warrants have been exercised.

Note 18 — RELATED PARTY TRANSACTIONS

The table below sets forth major related parties of The Group and their relationships with the Group:

Entity or individual name	Relationship with the Group
Shanghai NiSun Enterprise Management Group Co., Ltd (“NiSun Shanghai”)	An affiliated entity controlled by the ultimate controlling shareholder of the Group
Nisun International Enterprise Management Group Co., Ltd (“Nisun Cayman”)	A shareholder who owns 19.42% equity interest of the Group
Mr. Bodang Liu	An affiliate and largest shareholder of the Group
Mr. Jian Lin	The shareholder of Wenzhou Jinda

(a)	The Group entered into the following related party transactions:

From July 12, 2019 to June 20, 2022, the Group rented an office from NiSun Shanghai and incurred $ 70,044, $136,532 and $127,565 of rent expense for the years ended December 31, 2022, 2021 and 2020, respectively.

Starting from July 01, 2022, the Group rented an office to NiSun Shanghai and earned $122,706 of rental income for the year ended December 31, 2022.

(b)	The Group had the following significant related party balances:

As of December 31, 2022, the Group had a due to related party balance of $8,028,965 owing to Nisun Cayman. During the year ended December 31, 2020, Nisun Cayman advanced $10,528,965 (RMB 69,883,631) as a loan to the Group. The Group repaid Nisun Cayman $2.5 million during the year ended December 31, 2022. The loan is due on demand and without interest.

As of December 31, 2021, the Group had a due from related party balance of $10,662 from Nisun Shanghai, an affiliated entity controlled by our controlling shareholder. The due from related party balance was non-interest bearing and was repaid during the year ended December 31, 2022.

As of December 31, 2022 and 2021, the Group had a due to related party balance of $282,724 and $295,336, respectively, due to Mr. Jian Lin, the shareholder of Wenzhou Jinda. The Group owns a 23.08% equity interest in Wenzhou Jinda. The due to related party balance is non-interest bearing and due on demand.

Note 19 — COMMITMENTS AND CONTINGENCIES

The Group may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Group determines whether an estimated loss for a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. The Group was not aware of any litigation, lawsuits or claims as of December 31, 2022.

Note 20 — SUBSEQUENT EVENTS

Full allowance for prepayments

On March 23, 2023, the Group filed a lawsuit against Linyi Jinlong Cold Storage Factory（“Linyi Jinlong”）, a supplier of the Group's subsidiary, Fintech (Zibo) Supply Chain Management Co. Ltd. (“Fintech Zibo”) , for purchasing frozen pork cuts from Linyi Jinlong in the amount of $1,117,664(RMB7.71 million), which had been paid, and the Company demanded a refund or return of the goods due to the quality of the goods not being up to the required standard, which has not been properly dealt with by Linyi Jinlong. Considering that the recovery of the amount is unlikely, the financial statements provide full allowance for this prepayment.

Transfer of investment in limited partnership

On April 28, 2023, the Group revised the partnership agreement with the general partner to transfer all of its investment in the limited partnership to Tai’an Lakeshore Investment Co., Ltd, which is the minority limited partner. The purchase price was approximately $15,368,555 (RMB 106 million) in cash, which was paid on May 10, 2023. The disposition results in a gain from disposition of approximately $77,200 (approximately RMB 532 thousand).

The Reverse Share Split

On May 2, 2023, the Board of Directors of the Group approved a reverse share split of the Group’s authorized shares (the “Reverse Share Split”) at the ratio of one-for-ten. The Reverse Share Split was effective on May 18, 2023 to enable the Group to meet the NASDAQ continued listing standards relating to the minimum bid price (with which the Group was previously advised it was non-compliant). The financial statements give retro-active effect to this Reverse Share Split.

Other than the above, the Group is not aware of any subsequent events that would require adjustment to or disclosure in the consolidated financial statements.

Note 21 — RESTRICTED NET ASSETS

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

In accordance with the PRC laws and regulations, statutory reserve funds can only be used for specific purposes and are not distributable as cash dividends. As a result of these PRC laws and regulations that require annual appropriation of 10% of net after-tax profits determined in accordance with PRC accounting standards and regulations to be set aside prior to payment of dividends as a general reserve fund or statutory surplus fund until such reserve reaches 50% of the registered capital. Therefore, The Group’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Group. For the years ended December 31, 2022 and 2021 the statutory reserve balance for the Group’s entities established in the PRC was $10,514,116 and $6,942,111, respectively.

Note 22 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Group performed a test on the restricted net assets of its consolidated subsidiaries and VIEs (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements”. Such restricted net assets amounted to approximately $81.7 million, or 42.8% of the Group’s total consolidated net assets, as of December 31, 2022. Based upon this percentage, the Group is required to disclose the financial information for the parent company.

No dividends have been paid to the parent Company for the periods presented. For the purpose of presenting parent only financial information, the Group records it investment in its subsidiaries under the equity method of accounting. Such investments are presented on the separate consolidated balance sheets as “Investment in Subsidiaries, VIEs and VIEs’ subsidiaries” and the income of the subsidiaries, VIEs and VIEs’ subsidiaries as “Share of Profit (Loss) in Subsidiaries, VIEs and VIEs’ subsidiaries.” Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

The Group did not have any significant or other commitments, long-term obligations or guarantees as of December 31, 2022 and 2021.

Note 22 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

a) Condensed parent company balance sheets:

	December 31, 2022	December 31, 2021
ASSETS:
Cash and cash equivalents	$23,091,162	$68,296,949
Due from intercompany and others	11,005,498	7,582,199
TOTAL CURRENT ASSETS	34,096,660	75,879,148
Other non-current assets	-	-
Investment in subsidiaries, VIE, and VIEs’ subsidiaries	159,855,586	115,680,581
TOTAL ASSETS	$193,952,246	$191,559,729
LIABILITIES
CURRENT LIABILITIES
Accrued expenses and other liabilities	$8,320,441	$10,933,373
TOTAL CURRENT LIABILITIES	8,320,441	10,933,373
Commitments and contingencies
Shareholders’ equity*
Class A common stock, $0.01 par value, 30,000,000 and 4,000,000 shares authorized, 4,006,263 and 3,981,263 shares issued and 3,944,075 and 3,981,263 shares outstanding as of December 31, 2022 and 2021 respectively.	40,063	39,813
Class B common stock, $0.01 par value, 1,000,000 shares authorized, no shares issued and outstanding.	-	-
Treasury shares, at cost	(355,844)	-
Additional paid-in capital	130,503,387	130,318,637
Unearned compensation	-	(125,630)
Retained earnings	53,214,304	37,819,226
Statutory reserve	9,167,845	6,942,111
Accumulated other comprehensive income	(6,937,950)	5,632,199
Total shareholders’ equity	185,631,805	180,626,356
Total liabilities and shareholders’ equity	$193,952,246	$191,559,729

*	The financial statements give retroactive effect to the May 18, 2023 one-for-ten reverse share split.

b) Condensed statements of comprehensive income (loss)

	For the year ended December 31,
	2022	2021	2020

Intercompany revenue	$2,939,975	$-	$-
Selling and marketing	-	-	-
General and administrative	(1,421,470)	(3,071,681)	(1,098,668)
Other income (expense)	23,111	-	-
Share of profit (loss) in subsidiaries, VIEs and VIEs’ subsidiaries	16,079,196	33,452,042	(11,993,122)
Net income (loss)	17,620,812	30,380,361	(13,091,790)
Other comprehensive income	-
Foreign currency translation adjustment	(12,576,380)	2,039,011	5,507,420
Comprehensive income (loss)	5,044,432	32,419,372	(7,584,370)
Comprehensive loss attributable to non-controlling interests	6,231	2,051	2,172
Comprehensive income (loss) attributable to shareholders	$5,050,663	$32,421,423	$(7,582,198)

Note 22 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

c) Condensed statement of cash flows

	For the year ended December 31,
	2022	2021	2020

Cash flows from operating activities:
Net income (loss)	$17,620,812	$30,380,361	$(13,091,790)
Adjustments to reconcile net income (loss) to net cash used in operating activities	-
Share of profit (loss) in subsidiaries, VIEs and VIEs’ subsidiaries	(16,079,196)	(33,449,939)	11,991,588)
Shares-based compensation	310,630	570,000	1,097,415
Due from intercompany and others	(4,000,000)	(364)	-
Net cash (used in) operating activities	(2,147,754)	(2,499,942)	(2,787)

Cash flows from investing activities:
Payments made for investment in subsidiaries	(40,202,189)	-	-
Net cash (used in) investing activities	(40,202,189)	-	-

Cash flows from financing activities:
Proceeds from issuance of shares and warrants	-	70,794,465	-
Repayment of related party loans	(2,500,000)	-	-
Purchase of treasury shares	(355,844)	-	-
Net cash (used in) provided by financing activities	(2,855,844)	70,794,465	-
Net (decrease) increase in cash and cash equivalents	(45,205,787)	68,294,523	(2,787)
Cash and cash equivalents at beginning of the year	68,296,949	2,426	5,213
Cash and cash equivalents at end of the year	$23,091,162	$68,296,949	$2,426

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