Form 20-F
period 2023-12-31
Nisun International Enterprise Development Group Co., Ltd
filed 2024-07-12
CIK 1603993

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares as of the close of the period covered by the annual report: 4,017,596 Class A Common Shares and Nil Class B Common Shares.

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

References to “offshore subsidiaries” are to:

●	NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd. (“NiSun BVI”) (also referred to as 宁圣国际企业管理集团（维尔京群岛）有限公司), a limited company established under the laws of the British Virgin Islands and a wholly-owned subsidiary of Nisun International;

●	NiSun International Enterprise Management Group (Hong Kong) Co., Limited (“NiSun HK”) (also referred to as 宁圣国际企业管理集团（香港）有限公司), a limited company established under the laws of Hong Kong and a wholly-owned subsidiary of NiSun BVI;

●	Nami Holding (Cayman) Co., Ltd. (“Nami Cayman”), a Cayman Islands exempted company established under the laws of the Cayman Islands and a wholly-owned subsidiary of Nisun International; and

●	Nami Holding (Hong Kong) Co., Limited (“Nami HK”), a Hong Kong company and a wholly-owned subsidiary of Nami Cayman.

References to “PRC subsidiaries” are to:

●	NiSun (Shandong) Industrial Development Co., Ltd. (“NiSun Shandong”) (also referred to as 宁圣(山东)产业发展有限公司), a wholly foreign owned enterprise (“WFOE”) and wholly-owned subsidiary of Nisun HK;

●	NiSun Ocean (Qingdao) Supply Chain Investment Co., Ltd. (“NiSun Ocean”) (also referred to as 宁圣海洋 (青岛)供应链投资有限公司), a WFOE and wholly-owned subsidiary of NiSun HK;

●	Zhumadian NiSun Supply Chain Management Co., Ltd (“ZMD NiSun”) (also referred to as 驻马店宁圣供应链管理有限公司), a WFOE and wholly-owned subsidiary of NiSun HK;

●	NiSun (Beijing) Supply Chain Management Co., Ltd. (“NiSun Beijing”) (also referred to as 宁圣（北京）供应链管理有限公司), a WFOE and wholly-owned subsidiary of NiSun HK;

●	NingChen (Shanghai) Enterprise Management Co., Ltd (“NingChen”) (also referred to as 宁臣(上海)企业管理有限公司), a wholly-owned subsidiary of NiSun Shandong;

●	Fanningke Digital Technology (Shanghai) Co., Ltd. (“Fanningke”) (also referred to as范宁克数字科技（上海）有限公司), a wholly-owned subsidiary of NingChen;

●	Fintech (Henan) Trading Co., Ltd. (“Henan Trading”) (also referred to as 范太克（河南）贸易有限公司), a wholly-owned subsidiary of NingChen;

●	Fanshengke Supply Chain (Shanghai) Co., Ltd. (“Fanshengke”) (also referred to as 范圣克供应链（上海）有限公司), a wholly-owned subsidiary of NingChen;

●	Shanghai Keqiya International Trade Co., Ltd. (“Keqiya”) (also referred to as 上海克奇亚国际贸易有限公司, a wholly owned subsidiary of NingChen;

●	Shanghai Naqing Enterprise Management Co., Ltd. (“Naqing”) (also referred to as 上海纳卿企业管理有限公司), a wholly-owned subsidiary of NiSun Shandong;

●	Qingdao Sailang International Trade Co., Ltd (“Qingdao Sailang”) (also referred to as 青岛赛朗国际贸易有限公司), a wholly-owned subsidiary of NiSun Ocean;

●	Rizhao Sailang Mining Co., Ltd (also referred to as 日照赛朗矿业有限公司), a wholly-owned subsidiary of Qingdao Sailang;

●	Gansu Zhonghexi Trading Co., Ltd (also referred to as 甘肃众禾熙商贸有限公司), a 65% owned subsidiary of Qingdao Sailang; and

●	Shandong Taiding International Investment Co., Ltd (“Taiding”) (also referred to as 山东泰鼎国际投资有限公司), a joint venture company established under the laws of PRC and 80% owned by NiSun BVI.

ii

References to “consolidated affiliated entities” are to: variable interest entities (“VIEs”) and subsidiaries of VIEs.

References to VIEs are to:

●	Fintech (Shanghai) Digital Technology Co., Ltd (“Fintech”) (also referred to as 范太克(上海)数字科技有限公司), a PRC company and a consolidated affiliate controlled by Ningchen through a series of VIE agreements;

●	Beijing Hengtai Puhui Information services Co., Ltd (“Hengpu”) (also referred to as 北京恒泰普惠信息服务有限公司), a PRC company and a consolidated affiliate controlled by Ningchen through VIE agreements;

●	Shanghai Luyao Financial Consulting Co., Ltd. (also referred to as上海禄邀财务咨询有限公司), a PRC company and a consolidated affiliate controlled by Ningchen through VIE agreements;

References to VIE subsidiaries are to:

●	Horgos Fintech Network Technology Co., Ltd (“Horgos”) (also referred to as 霍尔果斯泛太克网络科技有限公司), a wholly-owned subsidiary of Fintech;

●	Fintech Supply Chain Management (Jiangsu) Co., Ltd. (“Fintech Jiangsu”) (also referred to as 范太克供应链管理(江苏)有限公司), a wholly-owned subsidiary of Fintech;

●	Fintech Supply Chain Management (Shandong) Co. Ltd. (“Fintech Shandong”) (also referred to as 范太克供应链管理(山东)有限公司), a wholly-owned subsidiary of Fintech;

●	Fanlunke Supply Chain Management (Shanghai) Co., Ltd. (“Fanlunke”) (also referred to as 范伦克供应链管理(上海)有限公司), a wholly-owned subsidiary of Fintech;

●	Fintech Supply Chain Management (Ningbo) Co. Ltd. (“Fintech Ningbo”) (also referred to as 范太克供应链管理(宁波)有限公司), a wholly-owned subsidiary of Fintech;

●	Fintech (Henan) Supply Chain Management Co. Ltd. (“Fintech Henan”) (also referred to as 范太克(河南)供应链管理有限公司), a wholly-owned subsidiary of Fintech;

●	Fintech (Zibo) Supply Chain Management Co. Ltd. (“Fintech Zibo”) (also referred to as 范太克(淄博)供应链管理有限公司), a wholly-owned subsidiary of Fintech Henan;

●	Jilin Province Lingang Supply Chain Management Co., Ltd. (“Jilin”) (also referred to as 吉林省临港供应链管理有限公司), a wholly-owned subsidiary of Fintech;

iii

●	Jilin Province Lingang Hengda Supply Chain Management Co. Ltd. (“Hengda”) (also referred to as 吉林省临港恒达供应链管理有限公司), a wholly-owned subsidiary of Jilin;

●	Liaogang NiSun (Yingkou) Supply Chain Management Co. Ltd. (“Liaogang”) (also referred to as 辽港宁圣(营口)供应链管理有限公司), a 51% owned subsidiary of Fintech;

●	Fintech Supply Chain Management (Anhui) Co., Ltd (also referred to as范太克供应链管理(安徽)有限公司), a wholly-owned subsidiary of Fanlunke;

●	Fintech Supply Chain Management (Shenzhen) Co., Ltd (also referred to as范太克供应链管理(深圳)有限公司), a wholly-owned subsidiary of Fanlunke;

●	Nanjing NiSun Gold Co., Ltd. (“NiSun Nanjing”) (also referred to as 南京宁圣黄金有限公司), a wholly-owned subsidiary of Fintech; and

●	Hangzhou Fengtai Supply Chain Management Co., Ltd. (also referred to as 杭州丰钛供应链管理有限公司), a wholly-owned subsidiary of Hengpu.

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. The exchange rates in effect as of December 31, 2023 and 2022 were US$1.00 for RMB 7.0999 and RMB 6.8972, respectively. The average exchange rates for the years ended December 31, 2023, 2022 and 2021 were US$1.00 for RMB 7.0809, RMB 6.7290, and RMB 6.4508, respectively. We use period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

For the sake of clarity, this annual report follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of the Chief Executive Officer will be presented as “Xin Liu,” even though, in Chinese, Mr. Liu’s name is presented as “Liu Xin.”

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

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. On February 17, 2023, the CSRC held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that domestic companies that have already been listed overseas on or prior to the effective date of the Trial Measures (i.e. March 31, 2023) shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures immediately, and they are required to file with the CSRC when subsequent matters such as refinancings are involved. However, since the Trial Measures was newly promulgated, the interpretation, application and enforcement of Trial Measures remain unclear, we cannot be certain whether we, our PRC subsidiaries and consolidated affiliated entities, could complete the filing procedure in relation to any further capital raising activities in a timely manner, or at all. Provided by the Trial Measures, an issuer conducting overseas listing and subsequently issuing securities in the same overseas market shall undergo the registration formalities with the CSRC within three working days following the conclusion of the issuance.

On January 5, 2023, National Development and Reform Commission (NDRC) promulgated Administrative Measures for Examination and Registration of Medium and Long-Term Foreign Debts of Enterprises, which came into effect on February 10,2023. Provided by the measures, medium and long-term foreign debts of enterprises (hereinafter referred to as “foreign debts”) means debt instruments with a maturity of more than one year that are borrowed from overseas by enterprises within the territory of the People’s Republic of China and by overseas enterprises or branches controlled by them, denominated in local or foreign currency, and of which principal is repaid with payment of interest as agreed. Enterprises within the territory of the PRC and overseas enterprises or branches controlled by them, when borrowing medium and long-term foreign debts with a maturity of more than one year, must obtain the Certificate of Examination and Registration of Foreign Debts Borrowed by Enterprises and complete examination and registration formalities before the settlement of the offshore bond issuance. Moreover, within ten working days following the completion of the offshore bond settlement, an enterprise shall report the information concerning its foreign debt via the management and service network system for the examination and registration of foreign debts of enterprises to the NDRC.

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

Based on PRC laws and regulations effective as of the date of this report and subject to different interpretations of these laws and regulations that may be adopted by PRC authorities, we believe that, as of the date of this report, we have not entered into a transaction or offering that would require us, our PRC subsidiaries and consolidated affiliated entities to obtain any permission from the CSRC, the CAC, or any other PRC authority. As a result, we have not submitted any application to the CSRC, the CAC or other PRC authorities for the approval of our securities offerings. As of the date of this report, we and our PRC subsidiaries have not received any inquiry, notice, warning or objection in relation to this offering or Nasdaq listing from the CSRC, the CAC or any other PRC authorities. If we fail to obtain the relevant approval or complete other review or filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiaries, restrictions on or delays to our future financing transactions, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our common shares. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or cause the value of our securities to significantly decline or be worthless,” and “Risk Factors—Risks Relating to Doing Business in China—Recent regulatory developments in China, including greater oversight and control by the CAC over privacy and data security, may subject us to additional regulatory review and any actions by the Chinese government to exert more oversight and control over foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.”

Holding Foreign Companies Accountable Act (HFCAA)

Our common shares may be prohibited from trading on a national exchange or “over-the-counter” markets under the HFCAA if the PCAOB determines it is unable to inspect or investigate completely our auditors for two consecutive years.

Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. Our current auditor, Enrome LLP, is headquartered in the Republic of Singapore and can be inspected by the PCAOB on a regular basis. Our auditor was not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that were subject to PCAOB’s determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Notwithstanding the foregoing, in the future, if it is determined that the PCAOB is unable to inspect or investigate our auditor completely, or if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the Determination so that we are subject to the HFCAA, as the same may be amended, you may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected or investigated by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditor’s audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange or “over-the-counter” markets, may be prohibited under the HFCAA. See “Risk Factors — Our shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for two consecutive years” for more information.

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

For the years ended December 31, 2021, 2022 and 2023, Nisun International, through its intermediate holding companies, provided capital contributions of $15.1 million, $32.0 million, and $11.0 million, respectively, to its subsidiaries in China. For the years ended December 31, 2021, 2022 and 2023, our VIEs received debt financings of $4.4 million, $2.9 million and nil from our subsidiaries in China, respectively.

Our VIEs may transfer cash to the relevant WFOE by paying service fees according to the management and consulting service agreement. For the years ended December 31, 2021, 2022 and 2023, no service fee was paid to the relevant WFOEs under the management and consulting service agreement.

For the years ended December 31, 2021, 2022 and 2023, no dividends or distributions were made to Nisun International by our subsidiaries and our subsidiaries have paid all income taxes. Under PRC laws and regulations, our PRC subsidiaries and VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. Any dividends paid outside of China are subject to a PRC 10% withholding tax. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and VIEs, totaling $64.6 million, $82.5 million and $78.4 million as of December 31, 2021, 2022 and 2023, respectively. Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China—Any limitation on the ability of our PRC subsidiaries to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.”

In the years ended December 31, 2021, 2022 and 2023, no assets other than cash were transferred through our organization.

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

Selected Condensed Consolidated Statements of Operations Data

The following table presents our condensed consolidating schedule of financial position for Nisun International, our wholly-owned subsidiaries that are the primary beneficiaries of the VIEs under U.S. GAAP (the “Primary Beneficiaries of VIEs”), our other subsidiaries that are not the Primary Beneficiaries of VIEs (the “Other Subsidiaries”), and VIEs and their subsidiaries that we consolidate as of the dates presented:

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2023
	Nisun International	Other Subsidiaries	Primary Beneficiaries of VIEs (WFOEs)	VIEs and VIE subsidiaries (PRC)	Elimination adjustments	Consolidated Total
Cash	$7,676,349	$49,810,862	$10,222	$57,154,507	$-	$114,651,940
Other current assets	-	56,338,544	-	122,312,574	-	178,651,118
Intercompany receivables (1)	10,805,487	38,514,345	2,996,564	6,713,738	(59,030,134)	-
Total current assets	18,481,836	144,663,751	3,006,786	186,180,819	(59,030,134)	293,303,058
Investments in subsidiaries (2)	180,681,533	109,596,251	-	-	(290,277,785)	-
Benefits through VIEs and VIE subsidiaries (2)	-	-	103,593,154	-	(103,593,154)	-
Goodwill and intangible assets from business acquisition	-	12,274,675	6,005,035	-	-	18,279,710
Other non-current assets	-	44,682	-	4,271,384	-	4,316,066
Total non-current assets	180,681,533	121,915,609	109,598,189	4,271,384	(393,870,939)	22,595,776
Total Assets	$199,163,369	$266,579,360	$112,604,975	$190,452,203	$(452,901,073)	$315,898,834
Intercompany payables (1)	$364,498	$16,415,772	$3,008,722	$39,241,142	$(59,030,134)	$-
Other liabilities and accrued liabilities	-	66,093,697	-	46,750,616	-	112,844,313
Total Liabilities	364,498	82,509,469	3,008,722	85,991,758	(59,030,134)	112,844,313
Total Shareholders’ Equity (2)	198,798,871	180,681,533	109,596,251	103,593,154	(393,870,938)	198,798,871
Non-controlling interests	-	3,388,358	-	867,292	-	4,255,650
Total Liabilities and Equity	$199,163,369	$266,579,360	112,604,973	$190,452,204	$(452,901,072)	$315,898,834

	As of December 31, 2022
	Nisun International	Other Subsidiaries	Primary Beneficiaries of VIEs (WFOEs)	VIEs and VIE subsidiaries (PRC)	Elimination adjustments	Consolidated Total
Cash	$23,091,162	$21,832,883	$548	$22,393,980	$-	$67,318,573
Other current assets	-	60,670,653	-	102,905,583	-	163,576,236
Intercompany receivables (1)	11,005,498	20,835,344	372,077	12,921,740	(45,134,659)	-
Total current assets	34,096,660	103,338,880	372,625	138,221,303	(45,134,659)	230,894,809
Investments in subsidiaries (2)	159,855,586	95,016,017	-	-	(254,871,603)	-
Benefits through VIEs and VIE subsidiaries (2)	-	-	82,338,592	-	(82,338,592)	-
Goodwill and intangible assets from business acquisition	-	12,635,412	12,677,752	-	-	25,313,164
Other non-current assets	-	14,981,577	-	12,230,231	-	27,211,808
Total non-current assets	159,855,586	122,633,006	95,016,344	12,230,231	(337,210,195)	52,524,972
Total Assets	$193,952,246	$225,971,886	$95,388,969	$150,451,534	$(382,344,854)	$283,419,781
Intercompany payables (1)	$291,476	$20,726,946	$372,952	$23,743,286	$(45,134,660)	$-
Other liabilities and accrued liabilities	8,028,965	41,965,706	-	43,628,242	-	93,622,913
Total Liabilities	8,320,441	62,692,652	372,952	67,371,528	(45,134,660)	93,622,913
Total Shareholders’ Equity (2)	185,631,805	159,855,586	95,016,017	82,338,592	(337,210,195)	185,631,805
Non-controlling interests	-	3,423,648	-	741,415	-	4,165,063
Total Liabilities and Equity	$193,952,246	$225,971,886	95,388,969	$150,451,535	$(382,344,855)	$283,419,781

Selected Condensed Consolidated Statements of Operations Data

	For the Year Ended December 31, 2023
	Nisun International	Other Subsidiaries	Primary Beneficiaries of VIEs (WFOEs)	VIEs and VIE subsidiaries (PRC)	Eliminations adjustments	Consolidated Total
Third-party revenues	$-	$94,894,185	$-	$291,776,714	$-	$386,670,899
Intra- group revenues (3)	-	-	-	344,699	(344,699)	-
Total revenue	-	94,894,185	-	292,121,413	(344,699)	386,670,899
Total costs and expenses	(474,664)	(95,746,975)	(5,475,552)	(266,514,469)	344,699	(367,866,961)
Income from subsidiaries and VIEs (2)	18,120,217	18,062,423	23,538,190	-	(59,720,830)	-
Income (loss) from non-operations	(67,815)	931,939	(214)	3,852,979	-	4,716,889
Income before income tax expenses	17,577,738	18,141,572	18,062,424	29,459,923	(59,720,830)	23,520,827
Less: income tax expense	-	(8,404)	-	5,825,551	-	5,817,147
Net income	17,577,738	18,149,976	18,062,424	23,634,372	(59,720,830)	17,703,680
net (income) attributable to non-controlling interests	-	(29,759)	-	(96,183)	-	(125,942)
Net income attributable to Nisun International’s shareholders	$17,577,738	$18,120,217	$18,062,424	$23,538,189	$(59,720,830)	$17,577,738

	For the Year Ended December 31, 2022
	Nisun International	Other Subsidiaries	Primary Beneficiaries of VIEs (WFOEs)	VIEs and VIE subsidiaries (PRC)	Eliminations adjustments	Consolidated Total
Third-party revenues	$-	$26,473,317	$-	$207,700,948	$-	$234,174,265
Intra- group revenues (3)	2,939,975	12,680,218	-	11,325,733	(26,945,926)	-
Total revenue	2,939,975	39,153,535	-	219,026,681	(26,945,926)	234,174,265
Total costs and expenses	(1,421,470)	(41,183,306)	(457,720)	(200,465,482)	27,063,169	(216,464,809)
Income from subsidiaries and VIEs (2)	16,079,196	17,806,658	18,150,175	-	(52,036,029)	-
Income (loss) from non-operations	23,111	832,877	(228)	3,956,696	-	4,812,456
Income before income tax expenses	17,620,812	16,609,764	17,692,227	22,517,895	(51,918,786)	22,521,912
Less: income tax (benefit) expense	-	518,952	(114,430)	4,337,332	-	4,741,854
Net income	17,620,812	16,090,812	17,806,657	18,180,563	(51,918,786)	17,780,058
net (income) attributable to non-controlling interests	-	(128,859)	-	(30,387)	-	(159,246)
Net income attributable to Nisun International’s shareholders	$17,620,812	$15,961,953	$17,806,657	$18,150,176	$(51,918,786)	$17,620,812

	For the Year Ended December 31, 2021
	Nisun International	Other Subsidiaries	Primary Beneficiaries of VIEs (WFOEs)	VIEs and VIE subsidiaries (PRC)	Eliminations adjustments	Consolidated Total
Third-party revenues	$-	$-	$-	$160,199,711	$-	$160,199,711
Intra-group revenues (3)	-	-	-	-	-	-
Total revenue	-	-	-	160,199,711	-	160,199,711
Total costs and expenses	(3,071,681)	(789,676)	(477,303)	(117,672,141)	-	(122,010,801)
Income from subsidiaries and VIEs (2)	33,452,042	33,268,971	33,627,137	-	(100,348,150)	-
Income (loss) from non-operations	-	1,047,137	(228)	1,540,204	-	2,587,113
Income before income tax (benefit) expenses	30,380,361	33,526,432	33,149,606	44,067,774	(100,348,150)	40,776,023
Less: income tax (benefit) expense	-	(66,503)	(119,365)	10,455,369	-	10,269,501
Net income	30,380,361	33,592,935	33,268,971	33,612,405	(100,348,150)	30,506,522
Less: net income (loss) attributable to non-controlling interests	-	140,893	-	(14,732)	-	126,161
Net income attributable to Nisun International’s shareholders	$30,380,361	$33,452,042	$33,268,971	$33,627,137	$(100,348,150)	$30,380,361

Notes:

(1)	Elimination of intercompany balances among Nisun International, the Primary Beneficiaries of VIEs, and VIEs and their subsidiaries that we consolidate.

(2)	Elimination of investments among Nisun International, the Primary Beneficiaries of VIEs, the Other Subsidiaries, and VIEs and their subsidiaries that we consolidate.

(3)	Elimination of the intercompany service charge at the consolidation level.

For the years ended December 31, 2023, 2022 and 2021, the Primary Beneficiaries of VIEs did not charge any service fee from the VIEs. Apart from what have been disclosed above, there was no intra-group revenues during the years ended December 31, 2023, 2022 and 2021, respectively.

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

We are not aware any PRC authorities have imposed such liability or administrative penalties on us as of the date of this report. Nevertheless, we cannot assure you that we will not be subject to liabilities or regulatory penalties in connection with the historical products or services our affiliates previously offered. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of any violation of those policies and rules until notified by the relevant agencies, and we cannot assure you that our affiliates or disposed operations would not cause us to be subject to liabilities or administrative penalties even though the relevant products or operations had not been or no longer are associated with our Company. Any of such occurrence may materially and adversely affect our client relationship, reputation and business operations.

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

In addition, although the local financial exchanges are regulated by the local government subject to the two prohibitive provisions issued by the State Council, we cannot guarantee that they would not be covered by the tightened national financial supervision system. If they are subject to approval or guidance of any national regulatory bodies, such as the People’s Bank of China (“PBOC”), China Banking and Insurance Regulatory and Administration Committee, or the CSRC, these financial exchanges may be prohibited from listing certain or all of the products currently traded on such exchanges, or be prohibited from engaging in such listing and trading services. Under that circumstance, we may have to change our business model and as a result, our operating results from SME financing solution services would be materially and adversely affected.

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

For the year ended December 31, 2023, four customers accounted for 28%, 19%, 15%, and 11% of the Group’s total revenue from the financial services business and two customer accounted for 44% and 12% of the Group’s total revenue from its supply chain trading business. For the year ended December 31, 2022, five customers accounted for 18%, 16%, 15%, 13% and 13% of our total revenue from the financial services business and one customer accounted for 33% of the total revenue from its supply chain trading business. As of December 31, 2023, three customers accounted for approximately 23%, 19% and 16% of our total accounts receivable balance. As of December 31, 2022, two customers accounted for approximately 20% and 11% of our total accounts receivable balance.

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

We are highly dependent on our senior management to manage our business and operations and our key research and development personnel for the development of new products and the enhancement of our existing products and technologies. In particular, we rely substantially on members of our senior management, including Chief Executive Officer, Chief Financial Officer, and senior executives of Fintech, Hengpu and Nami to manage our operations.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, adopted by six PRC regulatory agencies in August 2006 and amended in June 2009, among other things, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. In addition, the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, or the Rules Concerning Security Review on M&A, issued by the Ministry of Commerce (“MOFCOM”) in August 2011, specify that mergers and acquisitions by foreign investors involved in “an industry related to national security” are subject to strict review by the MOFCOM, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. We believe that our business is not in an industry related to national security, but we cannot preclude the possibility that the competent PRC government authorities may publish explanations contrary to our understanding or broaden the scope of such security reviews in the future, in which case our future acquisitions and investment in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Moreover, according to the Anti-Monopoly Law, the SAMR shall be notified in advance of any concentration of undertaking if certain filing thresholds are triggered. We may grow our business in part by directly acquiring complementary businesses in China. Complying with the requirements of the laws and regulations mentioned above and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the SAMR, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

In December 2020, the NDRC and the MOFCOM promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. As these measures are recently promulgated, official guidance has not been issued by the relevant government authority. The interpretation of those measures remains unclear in many aspects such as what would constitute “important information technology and internet services and products” and whether these measures may apply to foreign investment that is implemented or completed before the enactment of these new measures. We cannot assure you that our current business operations will remain fully compliant, or we can adapt our business operations to new regulatory requirements on a timely basis, or at all.

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

Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. Our auditor, Enrome LLP, is headquartered in The Republic of Singapore and subject to inspected by the PCAOB on a regular basis. Our auditor was not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that were subject to PCAOB’s determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Notwithstanding the foregoing, if in the future it is determined that the PCAOB is unable to inspect or investigate our auditor completely, or if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the Determination so that we are subject to the HFCAA, as the same may be amended, you may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected or investigated by the PCAOB, or a lack of PCAOB inspections or investigations of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate.

Chinese economic growth slowdown may have a negative effect on our business.

Since 2014, Chinese economic growth has been slowing down from double-digit GDP speed. The annual rate of growth declined from 7.3% in 2014 to 6.9% in 2015, to 6.7% in 2016, to 6.9% in 2017, to 6.6% in 2018, and to 6.1% in 2019. Due to the impact of COVID-19, China’s economic growth rate in 2020 has slowed to 2.3%, its lowest level in years. The China’s economic growth rate were 8.1% in 2021, 2.8% in 2022 and 5.2% in 2023, which is fluctuating. While technology-based financial services companies have not been affected by the pandemic on the same level as companies in certain other industries, nevertheless a slow economic growth could adversely affected many of our customers and partners, which in turn may materially adversely affected our financial condition and results of operations.

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

In response to the persistent capital outflow and RMB’s depreciation against U.S. dollar in the fourth quarter of 2016, the PBOC and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the PBOC issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or the PBOC Circular 306, on November 26, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises that it holds equity interests in shall not exceed 30% of the domestic enterprise’s ownership interest in the offshore enterprise. The PBOC Circular 306 may constrain our PRC subsidiaries’ ability to provide offshore loans to us. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

China passed the EIT Law” and implementing rules, both of which newly amended on December 29, 2018. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

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

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by the MOFCOM, or its local counterpart. We may not be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiaries. If we fail to receive such approvals, we will not be able to use the proceeds of our offerings and capitalize our PRC operations, which could adversely affect our liquidity and our ability to fund and expand our business.

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

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the PBOC regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive income (loss).” For the years ended December 31, 2023, 2022 and 2021, we had foreign currency translation losses of $4.5 million and $12.6 million and foreign currency gain of $2.0 million, respectively. Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange gains and losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

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

On June 29, 2007, the PRC government promulgated a new labor law, namely, the Labor Contract Law of the PRC(“the LCL Law”), which became effective on January 1, 2008, which was further amended on December 28, 2012 (effective July 1, 2013). The LCL Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the LCL Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations. The LCL Law also mandates that employers provide social welfare packages to all employees, increasing our labor costs. To the extent competitors from outside China are not affected by such requirements, we could be at a competitive disadvantage.

Additional factors outside of our control related to doing business in China could negatively affect our business.

Additional factors that could negatively affect our business include a potential significant revaluation of the RMB, which may result in an increase in the cost of commodity or products in the PRC supply chain industry, labor shortages and increases in labor costs in China as well as difficulties in moving products manufactured in China out of the country, whether due to infrastructure inadequacy, labor disputes, slowdowns, PRC regulations and/or other factors. Prolonged disputes or slowdowns can negatively impact both the time and cost of goods. Natural disasters or health pandemics impacting China can also have a significant negative impact on our business. Further, the imposition of trade sanctions or other regulations against products supplied or sold in the supply chain industry transactions for which we provide solutions or the loss of “normal trade relations” status with China could significantly affect our operating results and harm our business.

Risks Related to Our Corporate Structure

Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure and business operations.

The National People’s Congress promulgated the Foreign Investment Law on March 15, 2019 and the State Council adopted the Regulation on Implementing the Foreign Investment Law (the “Implementation Regulations”) on December 26, 2019, effective from January 1, 2020, to replace the trio of existing laws regulating foreign investment in China, namely, PRC Foreign Invested Enterprise Law, PRC Sino-Foreign Equity Joint Venture Law and PRC Sino-Foreign Cooperative Joint Venture Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

If the PRC government finds that the contractual arrangements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of internet-based businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except e-commerce) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Special Administrative Measures for Foreign Investment Access (Negative List 2021) issued on November 27, 2021 and effective on January 1, 2022, by the National Development and Reform Commission, or the NDRC, and the MOFCOM, and other applicable laws and regulations.

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

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entities structures will be adopted or if adopted, what they would provide. In particular, in January 2015, the MOFCOM, published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. In December 2018, the Standing Committee of the National People’s Congress published a discussion draft of a new proposed Foreign Investment Law, aiming to replace the major existing laws governing foreign direct investment in China. On January 29, 2019, the discussion draft with slight revisions, or the New Draft Foreign Investment Law, was submitted for review. Pursuant to the New Draft Foreign Investment Law, foreign investments shall be subject to the negative list management system. However, the New Draft Foreign Investment Law does not mention “actual control” as regulated in the previous draft and the position to be taken with respect to the existing or future companies with the “variable interest entities” structure. On March 15, 2019, the Foreign Investment Law of the PRC, or the Final Foreign Investment Law, with slight revision, was finally issued and became effective on January 1, 2020.

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

Our board of directors is divided into three classes of directors. The current terms of the directors expire in 2024, 2025 and 2026. Directors of each class are chosen for three-year terms upon the expiration of their current terms, and each year the shareholders elect one class of directors. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders.

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

Principal Corporate Activities

Below is a brief summary of principal activities of our Company since its formation.

●	January 25, 2005, Xibolun Equipment was incorporated.

●	June 14, 2011, Xibolun HK was formed in accordance with laws and regulations of Hong Kong.

●	July 21, 2011, Xibolun HK acquired 30% ownership interest of Xibolun Equipment.

●	May 29, 2012, Hebron Technology was established under the laws of the British Virgin Islands as a holding company.

●	September 24, 2012, Xibolun Automation was incorporated.

●	December 5, 2012, Xibolun HK acquired 100% ownership interest of Xibolun Automation from Hebron Technology, Xibolun Equipment, and Zhejiang Xibolun.

●	October 22, 2012, Hebron Technology acquired 100% ownership interest of Xibolun HK. As a result, Xibolun HK became a wholly owned subsidiary of Hebron Technology.

●	July 29, 2013, Mr. Anyuan Sun transferred his 70% ownership interest in Xibolun Equipment to Xibolun Automation.

●	December 27, 2016, Hebron Technology completed an initial public offering of 2,695,347 common shares. The offering was completed at an issuance price of $4.00 per share. Prior to the offering, the Company had 12,000,000 issued and outstanding shares, and after the offering, the Company had 14,695,347 issued and outstanding shares. The Company issued to the placement agent in the initial public offering, warrants to purchase 134,768 common shares for an exercise price of $4.80 per share. The placement agent’s warrants have a term of three years.

●	March 7, 2018, Hebron Technology re-classified and re-designated our common shares into Class A common shares and Class B common shares by filing the Third Amended and Restated Memorandum of Association with the BVI Registrar of Corporate Affairs. Pursuant to the Third Amended and Restated Memorandum of Association, our authorized shares are re-classified and re-designated into 50,000,000 common shares of par value of US$0.001 each, of which 40,000,000 share are designated as Class A common shares of par value of US$0.001 each and 10,000,000 shares are designated as Class B common shares of par value of US$0.001 each. Each Class A common share is entitled to one vote and each Class B common share is entitled to five votes on all matters subject to vote at our shareholders’ meetings. After the reclassification and re-designation, 6,916,947 Class A common shares and 7,778,400 Class B common shares were issued and outstanding. Our former Chief Executive Officer, Mr. Anyuan Sun, beneficially owns all of the 7,778,400 Class B common shares. The Nasdaq marketplace effective date is March 12, 2018.

●	March 10, 2018, Hebron Technology entered into a share acquisition agreement with the sole shareholder of Xuzhou Weijia Bio-Tech Co., Ltd. (“Weijia Bio-Tech”) and Weijia Bio-Tech to acquire 49% of the equity in Weijia Bio-Tech. As consideration, we were obligated to issue 1,442,778 unregistered Class A common shares (based on an agreed value of $2.00 per share) to the individuals designated by the selling shareholder of Weijia Bio-Tech within 20 business days after signing the agreement. On April 17, 2018, the parties signed an addendum to extend 20 business days to 40 business days. Effective as of April 9, 2018, we issued 1,442,778 unregistered Class A common shares pursuant to the agreement. On or about April 11, 2018, we completed the acquisition of the 49% equity interest in Weijia Bio-Tech.

●	April 16, 2019, Hebron Technology entered into a securities purchase agreement with Wise Metro Development Co., Ltd. (“Wise Metro”), Zuoqiao Sun Zhang (“Sun Zhang”; and together with Wise, “Sellers”) and NiSun Cayman, pursuant to which NiSun Cayman would acquire 7,778,400 Class B Common Shares from the Sellers. Upon the consummation of the share purchase transaction in July 2019, all of the Class B common shares were automatically converted into Class A common shares.

●	July 12, 2019, Hebron Technology acquired all of the equity of NiSun BVI for a consideration of $7 million. NiSun BVI effectively controls Fintech through a series of variable interest agreements. At acquisition, Fintech was the parent company of Khorgos Fintech Network Technology Co., Ltd (“Khorgos”), Jilin Lingang Trade Co., Ltd (“Jilin”) and NiSun Family Office (Guangzhou) Co., Ltd (“Guangzhou”).

●	November 8, 2019, NiSun BVI entered into a cooperation agreement with Tai’an Keyuan Infrastructure Investment Construction Co., Ltd. (“Keyuan”) to form a joint venture entity, Shandong Taiding International Investment Co., Ltd (“Taiding”), of which NiSun BVI and Keyuan hold 80% and 20%, respectively, of the equity interest in Taiding. Taiding was formed on November 12, 2019.

●	December 15, 2019, Hebron Technology entered into a share exchange agreement with Hengpu and shareholders of Hengpu to acquire a controlling interest in Hengpu in exchange for issuance of 1,440,894 Class A Common Share of the Company to Hengpu’s shareholders. The Company, through its subsidiary NingChen, obtained an effective control of Hengpu upon the entry into a series of VIE agreements with Hengpu. At acquisition, Hengpu owned a 92% equity interest of Hangzhou Fengtai Technology Co., Ltd (“Fengtai”) and 100% equity interest of Dunhua Midtown Assets Management Registration Center Co., Ltd.

●	May 31, 2020, Hebron Technology acquired Nami Cayman, and its subsidiaries and consolidated affiliated entity (collectively, “Nami” or “Nami Subsidiary Group”) pursuant to a share purchase agreement. At acquisition, Nami Cayman owned all of the equity in Nami HK and Naqing, and Naqing controlled Nami Shanghai through a series of VIE agreements. Nami provides financial advisory and intermediary financing solutions services matching small- and mid-sized enterprises and high quality investors in China.

●	September 22, 2020, we changed our corporate name from “Hebron Technology Co., Ltd.” to “Nisun International Enterprise Development Group Co., Ltd” and in connection with the name change, the trading symbol of our Class A common shares on the Nasdaq Capital Market was changed to “NISN” from “HEBT,” effective on November 16, 2020. The new corporate name reflects our Company’s current core business and enables different service business to integrate various brands under one corporate identity.

●	November 30, 2020, to streamline our businesses, we disposed of Xibolun HK to Wise Metro, an entity controlled by our former Chairman and CEO, Mr. Anyuan Sun. The disposition of Xibolun HK (the “Disposition”) was consummated pursuant to a Call Option Agreement we entered on April 16, 2019 with Wise Metro under which Wise Metro was granted an option to purchase all of the equity of the Xibolun Group for a period beginning six months after the effective date of the Call Option Agreement and expiring two years and six months after the agreement effective date. Upon exercise, the purchase price to exercise the Call Option Agreement would be equal to the fair market value of the Xibolun Group at the time of exercise of the Call Option as determined by a qualified and experienced business appraisal firm appointed by us and Wise Metro. On June 14, 2019, our shareholders approved our entry into the Call Option Agreement. On May 11, 2020, Wise Metro exercised the Call Option to acquire the Xibolun Group. We completed the Disposition on November 30, 2020.

●	December 15, 2020, based on a preliminary agreement with the local government, the Company established a wholly owned subsidiary, Nisun (Shandong) Industry Development Co., Ltd (“Nisun Shandong”), in Tai’an, Shandong province. Nisun Shandong is a holding company for our PRC operating subsidiaries and is expected to be a key operations platform.

●	December 21, 2020, the Company announced that Fintech entered into a strategic collaboration agreement with Shanghai Petroleum and Natural Gas Exchange (“SHPGX”). SHPGX is a national-level energy trading platform for energy products approved by the Shanghai municipal government and operates under the direct guidance of the National Development and Reform Commission and the National Energy Administration. Under the agreement, Fintech and SHPGX agreed to join forces to expand technology support services to members of SHPGX’s trading platform through the provision of supply chain management and financial services, targeting upstream and downstream enterprises in the energy industry.

●	August through December 2020, Fintech formed a number of operating subsidiaries in different regions of China in response to the operational demands in our supply chain solutions services, including:

●	Fintech (Henan) Supply Chain Management Co., Ltd. (“Fintech Henan”), a wholly owned subsidiary of Fintech;

●	Fintech (Jiangsu) Supply Chain Management Co., Ltd. (“Fintech Jiangsu”), a wholly owned subsidiary;

●	Fanlunke Supply Chain Management (Shanghai) Co., Ltd. (“Fanlunke”), a wholly owned subsidiary;

●	Fintech Supply Chain Management (Ningbo) Co., Ltd, a wholly owned subsidiary;

●	Nanjing Nisun Gold Co., Ltd. (“Nisun Gold”), a wholly owned subsidiary;

●	Fintech Supply Chain Management (Shandong) Co., Ltd. (“Fintech Shandong”), a wholly owned subsidiary;

●	Jilin Province Lingang Hengda Supply Chain Management Co., Ltd. (“Lingang Hengda”), a wholly owned subsidiary of Jilin Province Lingang Supply Chain Management Co., Ltd, a wholly owned subsidiary of Fintech;

●	Shanxi Fintech Supply Chain Management Co., Ltd (“Fintech Shanxi”), a wholly owned subsidiary;

●	Inner Mongolia Fintech Supply Chain Management Co., Ltd (“Fintech Inner Mongolia”), a 70%-owned subsidiary.

●	December 29, 2021, Nisun HK formed Zhumadian NiSun Supply Chain Management Co., Ltd. (“Nisun ZMD”), a wholly owned PRC operating subsidiary;

●	July 30, 2021, Nisun HK formed NiSun Ocean (Qingdao) Supply Chain Investment Co., Ltd. (“Nisun Ocean”), a wholly owned PRC operating subsidiary;

●	May through October 2021, Fintech formed the following the operating subsidiaries:

●	Jiangxi Fintech Supply Chain Management Co., Ltd. (“Fintech Jiangxi”), a wholly owned subsidiary;

●	Fintech Supply Chain Management (Shanxi) Co., Ltd. (“Fintech SX”), a wholly owned subsidiary;

●	Liaogang NiSun (Yingkou) Supply Chain Management Co., Ltd.(“Liaogang”), a 51%-owned subsidiary;

●	Liaogang NiSun (Shanghai) Supply Chain Management Co., Ltd.(“Liaogang SH”), a wholly owned subsidiary of Liaogang; and

●	Fintech (Zibo) Supply Chain Management Co., Ltd.(“Fintech Zibo”), a wholly owned subsidiary.

●	In December 2021, the Company closed a firm commitment underwritten public offering of 19.25 million Class A common shares and pre-funded warrants to purchase Class A common shares, with gross proceeds to the Company of $77 million, before deducting underwriting discounts and commissions and other expenses. The pre-funded warrants were offered at the same $4.00 price per share as the common shares, less the $0.001 per share exercise price of each pre-funded warrant.

●	January 13, 2022, the Company adopted the Amended and Restated Memorandum and Articles of Association (the “Amended M&A”) to increase the number of Class A common shares the Company was authorized to issue. Pursuant to the Amended M&A, the Company is authorized to issue a maximum of 310,000,000 common shares divided into (i) 300,000,000 Class A common shares of par value of $0.001 each, and (ii) 10,000,000 Class B common shares of par value of $0.001 each.

●	January 2022, Fintech Henan acquired a 51% equity interest in Henan Youjiatian Agricultural Technology Co., Ltd (“Youjiatian”) for a cash consideration of RMB0.51 million (approximately $80,280).

●	June 8, 2022, Nisun Ocean formed Nisun Haiyuan (Qingdao) Supply Chain Co., Ltd. (“Nisun Haiyuan”), a 51%-owned subsidiary;

●	July 2022, Nisun Ocean acquired 100% of the equity interest in Qingdao Sailang International Trade Co., Ltd. (“Qingdao Sailan”) for a cash consideration of RMB5.0 million (approximately $741,477);

●	September 23, 2022, Nami Shanghai changed its company name from Shanghai Nami Financial Consulting Co., Ltd. to Shanghai Luyao Financial Consulting Co., Ltd. (“Luyao Shanghai”); and

●	November 7, 2022, Nisun HK formed NiSun (Beijing) Supply Chain Management Co., Ltd. (“Nisun Beijing”), a wholly owned PRC operating subsidiary.

●	March through December 2022, Fintech formed the following operating subsidiaries:

●	Nisun Supply Chain Management (Mishan City) Co., Ltd. (“Nisun Mishan”), a wholly owned subsidiary;

●	Fintech Supply Chain Management (Anhui) Co., Ltd. (“Fintech Anhui”), a wholly owned subsidiary;

●	Fintech Supply Chain Management (Shenzhen) Co., Ltd. (“Fintech Shenzhen”), a wholly owned subsidiary; and

●	Henan Nisun Huaixiang Food Co., Ltd. (“Nisun Huaixiang”), a wholly owned subsidiary.

●	December 2022, Fintech Henan sold all of its equity interest in Youjiatian to Shandong Yongdao Zhihe Property Management Co., Ltd., for a cash consideration of RMB2.0 million (approximately $289,973).

●	May 17, 2023, the Company effected a share consolidation (the “Reverse Share Split”) of its authorized shares, including issued Class A Common Shares, at the ratio of one-for-ten. The Reverse Share Split was reflected with NASDAQ Capital Market and in the marketplace at the open of business on May 18, 2023. As a result of the Reverse Share Split, all 310,000,000 authorized common shares, divided into 300,000,000 Class A Common Shares, par value of US$0.001, and 10,000,000 Class B Common Shares, par value of $0.001, were consolidated into 31,000,000 common shares, divided into 30,000,000 Class A Common Shares, par value of $0.01, and 1,000,000 Class B Common Shares, par value of $0.01. Immediately prior to the Effective Time, there were 40,057,159 Class A Common Shares outstanding. As a result of the Reverse Share Split, approximately 4,005,708 Class A Common Shares were outstanding. No fractional shares were issued to the shareholders in connection with the Reverse Share Split. The Company was required to purchase and redeem at market value the resulting fractional shares.

●	June through August 2023, NingChen formed the following the operating subsidiaries:

●	Shanghai Keqiya International Trade Co., Ltd. (“Keqiya”), a wholly owned subsidiary;

●	Fanningke Digital Technology (Shanghai) Co., Ltd. (“Fanningke”), a wholly owned subsidiary;

●	Fanshengke Supply Chain (Shanghai) Co., Ltd. (“Fanshengke”), a wholly owned subsidiary; and

●	Fintech (Henan) Trading Co., Ltd. (“Henan Trading”), a wholly owned subsidiary.

B.	Business Overview

We are a provider of innovative supply chain solutions and integrated financial services, primarily focusing on markets within the People’s Republic of China. Utilizing advanced technologies, we aim to enhance efficiency and support growth across various industries by transforming traditional supply chain management and corporate finance practices.

The principal operations of our subsidiaries and consolidated entities in China are centered around delivering sophisticated supply chain solutions to a broad range of industries, including agriculture, pharmaceuticals, and consumer goods. Through the application of artificial intelligence, the Internet of Things, and big data analytics, we strive to streamline operations, thereby helping businesses manage procurement, logistics, and distribution more effectively. In the past year, we introduced platforms that offer features such as real-time tracking and automated inventory management, designed to help clients improve responsiveness and operational efficiency.

In alignment with China’s ambitious Rural Revitalization Strategy, a 10-year plan initiated to transform and modernize the infrastructure and industries in rural areas, the government has committed to investing 7 trillion RMB. This significant investment focuses on various sectors, including agriculture, aiming to enhance the overall economic and social fabric of rural regions. Part of this initiative includes the modernization of agricultural supply chains and related industries, which is pivotal in increasing efficiency, improving market access for rural producers, and elevating the quality of life for the rural population. This strategic investment not only supports the growth of rural areas but also aligns with our objectives to provide advanced supply chain solutions, further positioning us to contribute significantly to this national effort.

In conjunction with our supply chain trading and services, our PRC subsidiaries and consolidated entities provide specialized financial solutions aimed at enhancing capital access for small and mid-sized enterprises within the supply chain ecosystem. Our financial services leverage our proprietary fintech platforms to provide various financing options, including supply chain financing, trade financing, and receivables financing. These services are integrated within our clients’ supply chain operations, providing a cohesive approach that combines financial and operational support.

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

Supply Chain Solutions

We launched our technology-driven integrated supply chain solutions services in January 2020, which was the fastest growing operational segment prior to the start of our supply chain trading business. We provide multi-level financing and supply chain solutions to core enterprises and SMEs by focusing on industry and finance integration and industry segmentation. Our supply chain solutions services mainly target the agriculture, infrastructure, maritime logistics, energy and plastics products markets. We streamline the supply chain finance process, participate as an intermediary and a partner in the merchandise flows in the procurement and distribution transactions, automate the transaction payments and offer the most favorable trading terms to both suppliers and buyers.

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

Activity Distribution of Revenues

The chart below is a breakdown of total revenues by activities for the years ended December 31, 2023, 2022 and 2021, respectively.

	Fiscal 2023	Fiscal 2022	Fiscal 2021
Revenue generated from service
SME Financing Solutions	26%	38%	54%
Supply Chain Solutions	2%	1%	3%
Total revenue generated from service	28%	39%	57%
Revenue from supply chain trading	72%	61%	43%
Total revenue	100%	100%	100%

All the Company’s revenue were generated in the PRC.

Customer Concentration

For the year ended December 31, 2023, four customers accounted for 28%, 19%, 15%, and 11% of the Group’s total revenue from the financial services business and two customers accounted for 44% and 12% of the Group’s total revenue from its supply chain trading business.

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

For the years ended December 31, 2023, 2022 and 2021, we spent $1,093,457, $1,563,718 and $1,599,728, respectively, on R&D. The R&D expenses in 2023 were primary used to maintain and develop our supply chain financing and other financing services APPs and platform. We anticipate that we will continue to focus our research and development efforts on developing new technology and improving existing products in the coming years.

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

Import and export agent; Provide online markets for buyers and sellers of goods and services

26438032	1/14/2019	1/13/2029	Hengpu	Electronic Notepad; Animation; Computer software (recorded); Computer program (downloadable software); Computer peripherals; Mobile phone; Portable media player Automatic Teller Machine (ATM); Interactive touch screen terminal; Downloadable mobile application software

26443894	9/7/2018	9/6/2028	Hengpu	Information transmission; Telephone service; Provide Internet chat rooms Provide online forums; Provide telecommunications connection services with global computer networks; Digital file transfer; Video on demand transmission; Email transmission; Provide database access service; Data streaming

26428917	10/28/2018	10/27/2028	Hengpu	Technical Studies; Information Technology Consulting Services; Cloud computing; Art identification; Intangible assets assessment; Urban planning; Energy audit; Computer Programming; Provide Internet Search Engine; Data Security Consulting

26434429	10/28/2018	10/27/2028	Hengpu	Online advertising on computer networks; Purchasing for others (purchasing goods or services for other companies); Provide online markets for buyers and sellers of goods and services; Marketing; Looking for sponsorship; Advertising; Retail or wholesale services of pharmaceutical, veterinary, hygienic preparations and medical supplies (-); Franchise business management; Import and export agent; Sell for others

26439293	10/28/2018	10/27/2028	Hengpu	Guarantee; Fiduciary management; Financial Information; Brokerage; Pawn; Insurance Broker; Finance lease; Coin valuation; Real estate agency; Raise Charity Fund

26443885	01/28/2019	01/27/2029	Hengpu	Interactive touch screen terminal; Computer program (downloadable software); Electronic Notepad; Mobile phone; Portable media player; Downloadable mobile application software; Computer software (recorded); Automatic Teller Machine (ATM); Animation; Computer peripherals

26428913	1/14/2019	1/13/2029	Hengpu	Coin valuation; Pawn; Fiduciary management; Finance lease; Real estate agency; Guarantee; Brokerage (3605) Financial Information (3602) Raise Charity Fund (3607)

20689649	9/14/2017	9/13/2027	Hengpu	Insurance Underwriting; Financial Services; Financial Management; Financial loans; Art valuation; Real estate management; Brokerage; Guarantee; Raise Charity Fund; Pawn

17764453	12/21/2016	12/20/2026	Hengpu	Quality assessment; Technical Project Research; Hosted computer station (website); Provide Internet Search Engine; Computer system remote monitoring; Create and maintain websites for others; Art identification; Intangible assets assessment; Intangible assets evaluation (-)

26008168	10/28/2018	10/27/2028	Fintech	Looking for sponsorship; Provide online markets for buyers and sellers of goods and services; Accounting; Provide business information through the website; Business intermediary services; Personnel management consulting; Advertising; Commercial enterprise relocation; Update and maintain data in computer databases; Sell for others; Franchise business management.

26008168	10/28/2018	10/27/2028	Fintech	Provide global computer network user access service; Telephone communication; TV broadcast; Communication equipment rental; Computer terminal communication; Satellite transmission; Provide database access service; Provide telecommunications connection services with global computer networks; Provide Internet chat rooms; Wireless broadcasting

26008168	10/28/2018	10/27/2028	Fintech	Internal communication device; Electronic monitoring device (-) Downloadable computer application software; Computer software (recorded); Computer program (downloadable software); Recorded computer program; Cash register; Remote control device; Electronic Publication (-); Electronic Notepad; Electronic Note (-); cashier(-); Electronic monitoring device (-) Remote control device (-)

26008168	10/28/2018	10/27/2028	Fintech	Credit card related investigations Financial loans; Art valuation; Real estate agency; Brokerage; Insurance Underwriting; Guarantee; Raise Charity Fund; Fiduciary management; Capital investment; Organize collections; Financial Information; Provide financial information through the website Insurance information; Pawn; Trust; Financial Management; Financial Consulting; Bank; Jewelry valuation

26008168	10/28/2018	10/27/2028	Fintech	Adoption Agent; Security and anti-theft alarm system monitoring; Open the safety lock Clothing rental; Computer Software License (Legal Service); Social companionship; Online social networking services; Lost and Found; Dating Service; Safe rental; Adoption agents; security and anti-theft alarm system monitoring; unlocking locks; clothing rental; computer software licensing (legal services); social companionship; online social networking services; lost and found; dating services; safe rental (-)

26008168	10/28/2018	10/27/2028	Fintech	Quality system certification; Convert tangible data or files into electronic media; Technical Studies; Computer system remote monitoring; Interior Design; Computer Software Design; Electronic data storage; Cosmetic Research; Industrial design; Intangible assets assessment

32912744	06/21/2019	06/20/2029	Nami	Insurance Broker; Insurance coverage; Life insurance underwriting; Insurance consultation; Insurance information; Rental of real estate; Real estate agency; Real estate brokerage; Real estate valuation; Real estate management

32919214	08/28/2019	8/27/2029	Nami	Appointment scheduling services (office services); Written registration of messages and data; Accounting; Drawing of bills, statements of accounts (Closed)

48343254	04/14/2021	04/13/2031	Nami	Financial audit; Business administration assistance advertisement; Personnel management consulting; Business management consulting; Management service of business enterprise migration marketing management; Sell for others; Looking for sponsorship; Appointment service (office affairs)

48323812	04/14/2021	04/13/2031	Nami	Insurance Brokerage; Financial Management; Financial Analysis; Financial Consulting; Financial Lending; Real Estate Brokerage; Customs Financial Brokerage Services; Guarantees; Collection of Charitable Funds; Fiduciary Management (Closed)

49065395	4/14/2021	4/13/2031	Hengpu	Recorded computer programs; computer software (recorded); downloadable computer programs; downloadable image files; downloadable computer applications; humanoid robots with artificial intelligence; recorded or downloadable computer software platforms; downloadable cell phone applications; computer network servers; interactive touch screen terminals

49057257	4/14/2021	4/13/2031	Hengpu

3501 Advertising / 3501 Online advertising on computer networks / 3502 Market analysis / 3502 Providing business information / 3502 Franchised business management / 3503 Online marketplaces for buyers and sellers of goods and services / 3503 Marketing / 3503 Marketing for others / 3503 Purchasing for others (purchasing goods or services on behalf of other businesses) / 3503 Import and export agency

Translated with DeepL.com (free version)

59956207	04/07/2022	04/06/2032	Fintech Shenzhen

Precious metal ingots; unprocessed or semi-processed precious metals; precious metal alloys; works of art made of precious metals; badges made of precious metals; silver crafts; boxes made of precious metals coins (collectors’ items); watches; jewelry made of precious metals

57577553	01/21/2022	01/20/2032	Fintech Shenzhen	Newswire services; cable television broadcasting; radio broadcasting; computer-aided messaging and image delivery; provision of telecommunications connectivity to global computer networks; provision of telecommunications channels for telephone shopping; provision of online forums; videoconferencing services; podcast video delivery; digital file delivery

57570987	01/21/2022	01/20/2032	Fintech Shenzhen	Precious metal ingots; Raw or semi-processed precious metals; Precious metal alloys; Precious metal boxes; Precious metal works of art; Precious metal badges; Silver artifacts; Coins (collectibles); Precious metal jewelry; Watches

57595650	01/14/2022	01/13/2023	Fintech Shenzhen	Financial Consulting; Valuables Storage; Financing Services; Financial Management; Art Valuation; Jewelry Valuation; Coin Valuation; Trusts; E-Wallet Payment Services; Pawning

57586962	01/14/2022	01/13/2023	Fintech Shenzhen

Telecommunication channels for telephone shopping; Provision of online forums; Video conferencing services

Podcast video delivery; digital file transfer; provision of telecommunications connectivity to global computer networks; newswire services; cable television broadcasting; radio broadcasting; computer-aided messaging and image delivery

64728317	11/07/2022	11/06/2032	Fintech	Personnel management consultancy; retail services for pharmaceutical, veterinary and hygienic preparations and medical supplies; sales promotion for others; search for sponsorships; business management of franchises; management services for the relocation of business enterprises; computerised document management; on-line marketplaces for buyers and sellers of goods and services; display of merchandise in communication media for retail purposes; advertising

64744087	11/7/2022	11/13/2032	Fintech	Cereal-based snacks; Rice-based snacks; Rice; Condiments; Coffee; Honey; Buns; Noodles; Candy; Tea

64744087	11/7/2022	11/13/2032	Fintech	In edible mushrooms; meat; eggs; tofu products; fish (non-live); fruit preserves; processed nuts; edible oil; yoghurt; preserved vegetables

71095804	12/14/2023	12/13/2032	Fintech	Canned fruits; canned vegetables; processed fruits; pickles; processed nuts; jellies for food (non-sweet); lactic acid beverages; fruit- and vegetable-based snacks; dried edible mushrooms; tofu products

71115170	4/23/2023	1/13/2034	Fintech	Grain (cereal); live animals; unprocessed nuts; animal foods Unprocessed cereals; unprocessed sweet corn cobs (peeled or unpeeled); maize; barley; unprocessed quinoa; fresh fruit

71100148	12/14/2023	12/13/2032	Fintech	Fruit Wine (Alcoholic); Wine; Rice Wine; Soju; Yellow Wine; White Wine

65862064	07/10/2022	06/27/2033	Fintech

Computer applications (programmes for performing computer maintenance work); computer programmes; surveillance programmes (computer programmes); downloadable applications for mobile phones; computer software for network management; mounting brackets for computer hardware; computer programmes (downloadable software); computer programmes for the Internet and the World Wide Web; microprocessors; and equipment and instruments for electronic navigation and positioning

68644578	11/30/2022	09/13/2033	Fintech	Pork food; ham; edible bird’s nest; crustaceans (non-live); shellfish (non-live); fruit-based snacks; processed fruit; fruit and vegetable-based snacks; preserved vegetables; eggs

68639948	11/30/2022	08/27/2033	Fintech

Tea; sugar; freeze-dried foodstuffs made mainly from rice; hulled cereals for human consumption in cereal products; spices; prepared foodstuffs based on pasta; prepared gluten for consumption; coffee; rice

68644585	11/30/2022	06/27/2033	Fintech	Live animals; live fish; live edible aquatic animals; lobsters (live); maize; barley; grain (cereals); fresh fruit; fresh vegetables; plants

49781203	04/28/2021	04/27/2031	Fintech	Tea; sugar; honey; propolis; royal jelly; biscuits; cakes; bread; oatmeal; cereals

49758087	04/28/2021	04/27/2031	Fintech	Beer; beer-based cocktails; non-alcoholic fruit juices; whey beverages; carbonated water; soft drinks; energy drinks; fruit juice drinks with pulp; non-alcoholic cocktails; distilled water for drinking

49754300	04/28/2021	04/27/2031	Fintech	Fruit wines (alcoholic); Aperitifs; Wines; Spirits (beverages); Brandy; Yellow wine; Alcoholic beverages in their original form; Sake (Japanese rice wine); Shochu; Sparkling wine

49771965	05/07/2021	05/06/2031	Fintech	Facial Cleanser; Skin Cleansing Lotion; Hair Conditioner; Laundry Detergent; Dishwashing Liquid; Essential Oils; Lipsticks; Beauty Masks; Cosmetics; Air Fragrance

49781272	04/28/2021	04/27/2031	Fintech

Insurance Brokerage; Insurance Underwriting; Insurance Consulting; Capital Investment; Financial Management; Financial Consulting; Art Valuation; Jewellery Valuation; Real Estate Rental; Real Estate Management

49781469	04/28/2021	04/27/2031	Fintech	Animal Skins; Fur; Imitation Leather; Wallets; Luggage; Cosmetic Bags; Suitcases; Leather Straps; Furniture Leather Trim; Umbrellas

49782712	04/28/2021	04/27/2031	Fintech	Household utensils: cutlery (except knives, forks and spoons): household or kitchen containers; sets of cooking pots and pans; condiment sets: china decorations; beer mugs; drinking vessels; food warming containers; beverage insulating containers

49766484	04/28/2021	04/27/2031	Fintech	Jewellery Boxes; Jewellery; Precious Metals; Necklaces; Silver Crafts; Jade Jewellery; Pearls; Gemstones; Wristwatches; Onyx

49758712	04/28/2021	04/27/2031	Fintech	Sideboards; Desks; Office Furniture; Furniture; Mirrors (Glass Mirrors); Bamboo and Wood Crafts; Grass Crafts; Works of Art made of Wood, Wax, Plaster or Plastic; Mattresses for Beds (except woven bedding); Pillows

49749229	04/28/2021	04/27/2031	Fintech	Game consoles; video game consoles; toys; scooters (toys); scale model cars; remote-controlled toy cars; toy dolls; balls for sports activities; apparatus for physical exercise; apparatus for sports activities

49777987	06/07/2021	06/06/2031	Fintech	Jewellery Boxes; Jewellery; Precious Metal Works of Art; Necklaces (Jewellery); Silver Crafts; Jade Jewellery; Pearls (Jewellery); Gemstones; Watches; Agates

49750675	06/14/2021	06/13/2031	Fintech	Animal Skins; Fur; Imitation Leather; Wallets (Money Clips); Luggage; Non-specialised Cosmetic Bags; Suitcases; Leather Straps; Furniture Leather Upholstery; Umbrellas

We own the following copyrights:

Copyright Name	Reg. No.	Issuance Date	Owner
Hengpu online RMB withdrawal system	2020SR1554067	11/09/2020	Hengpu

Hemp Online Mobile Investment System	2020SR1554106	11/09/2020	Hengpu

Hengpu online RMB recharge system	2020SR1554066	11/09/2020	Hengpu

Hengpu online authentication system	2020SR1554072	11/09/2020	Hengpu

Hengpu online entrusted trading system	2020SR1554073	11/09/2020	Hengpu

Hengpu Fund Information Display System	2020SR0774260	07/15/2020	Hengpu

Hemp Fund Mobile Redemption System	2020SR0776761	07/15/2020	Hengpu

Hengpu Fund Management System	2020SR0774255	07/15/2020	Hengpu

Hengpu Fund Trading System	2020SR0774266	07/15/2020	Hengpu

Hengpu Fund Mobile Requisition System	2020SR0769122	07/14/2020	Hengpu

Huijingshe CRM customer management system	2020SR0331868	04/14/2020	Fintech

Jetcom wallet background management system	2020SR0330745	04/14/2020	Fintech

Huijingshe Financial Management System	2020SR0332562	04/14/2020	Fintech

Huijingshe Financial Products Management Platform	2020SR0332553	04/14/2020	Fintech

Huijingshe sales channel cost accounting and operation management system	2020SR0332191	04/14/2020	Fintech

Huijingshe integrated financial management APP system	2020SR0332195	04/14/2020	Fintech

Equity trading system	2020SR0332587	04/14/2020	Fintech

Huijingshe website content management system	2020SR0331400	04/14/2020	Fintech

Huijing Fund Finance APP System	2020SR0332558	04/14/2020	Fintech

Huijingshe system monitoring alarm management platform	2020SR0331454	04/14/2020	Fintech

Employee loan system	2020SR0331462	04/14/2020	Fintech

Huijingshe distributed message management platform	2020SR0332591	04/14/2020	Fintech

Huijingshe Insurance APP System	2020SR0331872	04/14/2020	Fintech

Huijingshe risk control management system	2020SR0331518	04/14/2020	Fintech

Huijingshe Financial Leasing System	2020SR0330193	04/14/2020	Fintech

Jetcom wallet back-office management system	2020SR0332521	04/14/2020	Fintech

Huijingshe Big Data Reporting Platform	2020SR0332497	04/14/2020	Fintech

New three board data mobile display system	2019SR0914974	9/3/2019	Hengpu

Hengpu offline financial management system	2019SR0914982	9/3/2019	Hengpu

Application and display system of equity pledge financing	2019SR0915056	9/3/2019	Hengpu

Hengpu offline financing mobile investment system	2019SR0912121	9/2/2019	Hengpu

Hengpu offline financial investment system	2019SR0912070	9/2/2019	Hengpu

Hengpu Financial RMB Withdrawal System	2018SR498978	6/28/2018	Hengpu

Hengpu Financial Bank Depository Docking System	2018SR269474	4/20/2018	Hengpu

Hengpu Financial Mobile Investment System	2018SR265882	4/19/2018	Hengpu

Hengpu Financial Transaction Return System	2018SR265875	4/19/2018	Hengpu

Hengpu financial product search recommendation system	2018SR265870	4/19/2018	Hengpu

Hengpu Financial Identity Verification System	2018SR178293	3/19/2018	Hengpu

Hengpu financial investment marketing activity system	2018SR178208	3/19/2018	Hengpu

Hengpu Financial Virtual Account System	2018SR178316	3/19/2018	Hengpu

Hengpu Financial Commission Trading System	2018SR178319	3/19/2018	Hengpu

Hengpu Financial Personal Name Coin Recharge System	2018SR178295	3/19/2018	Hengpu

Huijingshe APP platform	2018SR241757	4/10/2018	Fintech

Internet technology e-commerce platform system	2021SR1914048	11/26/2021	Fintech

Computer-based blockchain technology system development application platform	2021SR1914074	11/26/2021	Fintech

Internet science and technology information resource service platform	2021SR1892299	11/25/2021	Fintech

Internet digital repository storage software	2021SR1892285	11/25/2021	Fintech

Internet Digital Technology Information R&D Management System	2021SR1892290	11/25/2021	Fintech

Fintech E-commerce trading platform IOS side V1.0	2022SR0986900	08/02/2022	Fintech

Fintech E-commerce trading platform Android V1.0	2022SR0992901	08/03/2022	Fintech

Fintech E-commerce trading platform applet side V1.0	2022SR0992902	08/03/2022	Fintech

Fintech Supply Chain Approval System V1.0	2022SR0992904	08/03/2022	Fintech

Fintech Channel Management System V1.0	2022SR0992905	08/03/2022	Fintech

Fintech Supply Chain Risk Assessment SAAS System - Management Side V1.0	2022SR1394905	10/10/2022	Fintech

Fintech Supply Chain Asset Management System V1.0	2022SR1394913	10/10/2022	Fintech

Fintech Metrics Management Platform V1.0	2022SR1488486	11/10/2022	Fintech

Fintech Information Resource Management System V1.0	2022SR1488487	11/10/2022	Fintech

Fintech Data Center Management System V1.0	2022SR1488678	11/10/2022	Fintech

Fintech Project Management System V1.0	2022SR1488717	11/10/2022	Fintech

Fintech Data Visualization BI Reporting System V1.0	2022SR1491614	11/10/2022	Fintech

Fintech E-commerce industry data big screen kanban system V1.0	2022SR1491356	11/10/2022	Fintech

Fintech Project Intelligence Cloud Management Platform V1.0	2022SR1491623	11/10/2022	Fintech

Fintech Financial Cashier Management System V1.0	2022SR1527547	11/17/2022	Fintech

Fintech Enterprise Supply Chain Management System V1.0	2022SR1527676	11/17/2022	Fintech

Fintech Enterprise Credit Risk Location System V1.0	2022SR1527677	11/17/2022	Fintech

Fintech Blockchain BaaS Platform V1.0	2022SR1531324	11/17/2022	Fintech

Fintech Mutual fund platform business management system V1.0	2022SR1533264	11/17/2022	Fintech

Fintech IOS E-commerce platform V2.0	2022SR1569585	11/30/2022	Fintech

Fintech E-commerce system PC management backend V2.0	2022SR1569632	11/30/2022	Fintech

Fintech E-commerce trading platform applet side V2.0	2022SR1570303	12/01/2022	Fintech

Fintech E-commerce trading platform for Android V2.0	2022SR1570304	12/01/2022	Fintech

Fintech Data Security Management Platform V1.0	2022SR1491615	11/10/2022	Fintech

Fintech Technology Big Data Operation Platform V1.0	2022SR1494027	11/11/2022	Fintech

Fintech E-commerce system PC management backend V1.0	2022SR0992903	08/03/2022	Fintech

Fintech Internet+Big Data Government-Enterprise Collaborative Supervision Platform V1.0	2022SR1491355	11/10/2022	Fintech

Our Employees

As of December 31, 2023, we employed 206 full-time employees in the following functions:

Department	December 31, 2023	December 31, 2022	December 31, 2021
Management and administration	106	116	50
Research and Development	12	29	10
Production and operation	30	45	67
Sales	58	62	51
Total	206	252	178

We had no part-time employees in 2023.

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

Regulations Relating to Foreign Investment

The establishment, operation and management of corporate entities in the PRC, including foreign-invested companies, are subject to the Company Law of the PRC, or the Company Law, which was issued by the Standing Committee of the National People’s Congress, or the NPC Standing Committee, on December 29, 1993 and took effect on July 1, 1994. It was last amended on December 29, 2023 and will take effect on July 1, 2024. Unless otherwise provided in the PRC’s foreign investment laws, the provisions of the Company Law shall prevail.

We are a British Virgin Islands company and thus, we are classified as a foreign enterprise under the PRC laws. On March 15, 2019, the NPC promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, PRC Foreign Invested Enterprise Law, PRC Sino-Foreign Equity Joint Venture Law and PRC Sino-Foreign Cooperative Joint Venture Law. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation, and failure to take timely and appropriate measures to cope with the regulatory-compliance challenges could result in material and adverse effect on us. For instance, though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment”, which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if so, how our contractual arrangements should be dealt with. In addition, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. In the worst-case scenario, we may be required to unwind our existing contractual arrangements and/or dispose of the relevant business operations, which could have a material and adverse effect on our current corporate structure, corporate governance, business, financial condition and results of operations.

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

On December 26, 2019, the State Council promulgated the Regulation on the Implementation of the Foreign Investment Law of the PRC , which became effective on January 1, 2020. The Implementation Regulations for the Foreign Investment Law implement the legislative principles and purpose of the Foreign Investment Law, emphasize on promoting the foreign investment and refine the specific measures, and also replaced the implementation rules of the Law of the PRC on Sino-foreign Equity Joint Ventures, the Wholly Foreign-owned Enterprise Law of the PRC and the Law of the PRC on Sino-foreign Cooperative Joint Ventures. On December 26, 2019, the Supreme People’s Court issued an Interpretation on Several Issues Concerning the Application of the Foreign Investment law of the PRC, which also came into effect on January 1, 2020. The interpretation applies to any contractual dispute arising from acquisition of the relevant rights and interests by a foreign investor through gift, division of property, merger of enterprises, division of enterprises, etc. On December 30, 2019, MOFCOM and the SAMR jointly issued the Measures on Reporting of Foreign Investment Information, which replaced the existing filing and approval procedures regarding the establishment and change of foreign-invested companies. On December 31, 2019, MOFCOM issued the Announcement on Matters Relating to Foreign Investment Information Reporting, emphasized the information reporting requirements provided by the Measures on Reporting of Foreign Investment Information, and stipulated the forms for information reporting.

On December 19, 2020, NDRC and the Ministry of Commerce jointly issued the Measures for the Security Review of Foreign Investment which became effective on January 18, 2021. According to the Measures, a working mechanism shall be established for organizing, coordinating, and guiding the security review of foreign investments, and the office in charge of the security review work will be set up by the NDRC and the Ministry of Commerce. Furthermore, the Measures provide that if foreign investors or their related parties in China engage in any foreign investment in industry with national security concerns such as information technology, internet products and services, or financial services, they shall make applications to the office in charge of the security review work in advance of national security review.

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

On July 3, 2017, MIIT issued the Measures for the Administration of Telecommunications Business Licensing, or the Telecom Permit Measures, which took effect on September 1, 2017. The Telecom Permit Measures set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining the licenses and the administration and supervision of these licenses. Operators are required to submit an application within the prescribed period to the original permit-issuing authority with respect to changes in the business scope or the operating entity resulting from shareholder changes or the merger and division of the company as prescribed under relevant regulations.

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

Regulations on Internet Information Services

Administrative Measures for Internet Information Services , which was issued by the State Council on September 25, 2000 and amended on January 8, 2011, set out guidelines on the provision of internet information services. Pursuant to the Internet Information Measures, “internet information services” are defined as services that provide information to online users through the internet. The Internet Information Measures require internet information services operators to obtain a value-added telecommunications business operating license for internet information services, or the ICP License, from the relevant government authorities before engaging in any commercial internet information services operations in China.

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

On July 22, 2020, the MIIT issued the Notice by the Ministry of Industry and Information Technology of Launching a Special Campaign to Further Crack Down on APP Infringements on Users’ Rights and Interests on Users’ Personal Rights and Interests by APPs, or the Notice. The Notice requires inspection of certain practices of application service providers, including: (i) collecting personal information without user’s consent, collecting or using personal information beyond the necessary scope of service provided, and forcing users to receive advertisements; (ii) frequently or automatically launching third-parties apps without user permission, and (iii) deceiving and misleading users to download apps or providing personal information. The Notice also specifies the period of special inspection of the Apps for supervision, the Ministry of Industry and Information Technology will order the offending party to rectify the business within five working days, otherwise a public announcement will be made, and the App will be removed from the Apps store, and the offending party will be subject to other administrative penalties.

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

On March 16, 2023, the National Information Security Standardization Technical Committee (NISSTC) published the Notice on Soliciting Opinions on the National Standard <Requirements for Certification of Cross-Border Transmission of Personal Information for Information Security Technology> (Draft for Opinion). The standard stipulates the basic principles, basic requirements and requirements for safeguarding the rights and interests of the subject of personal information for the cross-border provision of personal information by personal information processors, and applies to the certification body’s certification of personal information protection for the activities of cross-border provision of personal information by personal information processors.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. We receive a significant portion of our revenue in Renminbi, which is not a freely convertible currency. Under our current structure, our income will be primarily derived from dividend payments from our subsidiaries in China. Even though we may remit the income from China to anywhere we want, the fluctuation of exchange rate may be a disadvantage to us if the Renminbi depreciated.

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

Regulation on Dividend Distributions

The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include:

●	Company Law (1993), as last amended on December 29, 2023 and will take effect on July 1, 2024.

●	The Foreign Investment Law promulgated on March 15, 2019 that became effect on January 1, 2020;

●	The Implementation Regulations for the Foreign Investment Law that was promulgated on December 12, 2019 and became effect on January 1, 2020; and

●	The Enterprise Income Tax Law (2007) which was amended on December 29, 2018 and its Implementation Regulations (2007) which was amended on April 23, 2019.

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

C. Organizational structure

Corporate Structure

The following chart illustrates our Company’s organizational structure, including our subsidiaries and consolidated affiliated entities as of the date of this annual report:

00. NiSun International Enterprise Development Group Co., Ltd
100%
100%
01. NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd.
Nami Holding (Cayman) Co., Ltd.
100%
100%
02. NiSun International Enterprise Management Group (Hong Kong) Co., Limited
Nami Holding (Hong Kong) Co., Ltd.
Offshore PRC
Onshore PRC
100%
100%
100%
100%
03. NiSun Ocean (Qingdao) Supply Chain Investment Co., Ltd.
04. NiSun (Shandong) Industrial Development Co., Ltd.
06. Zhumadian NiSun Supply Chain Management Co., Ltd.
07. Nisun (Beijing) Supply Chain Management Co., Ltd.
80%
100%
40. Shandong Taiding International Investment Co., Ltd.
032. Qingdao Sailang International Trade Co., Ltd.
100%
100%
05. NingChen (Shanghai) Enterprise Management Co., Ltd.
Shanghai Naqing Enterprise Management Co., Ltd.
100%
100%
65%
100%
100%
0321. Rizhao Sailang Mining Co., Ltd.
0323. Gansu Zhonghexi Trading Co., Ltd.
101. Fintech (Shanghai) Digital Technology Co., Ltd.
201. Beijing Hengtai Puhui Information Service Co., Ltd.
30. Shanghai Luyao Financial Consulting Co., Ltd.
*Multiple operating subsidiaries underneath. Please see affiliated chart.
100%
202. Hangzhou Fengtai Supply Chain Management Co., Ltd.
100%
100%
100%
100%
301.Fanningke Digital Technology (Shanghai) Co., Ltd.
401.Fintech (Henan) Trading Co., Ltd.
501.Fanshengke Supply Chain (Shanghai) Co., Ltd.
601.Shanghai Keqiya International Trade Co., Ltd.
Equity Investment
VIE Agreement

D. Property, plant and equipment

Description of Property

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes. Following is a list of our properties, all of which we currently lease:

Property	Rental Term	Space	Ground Floor Area
Floor 20-21, No. 55 Loushanguan Road, Changning District, Shanghai,	July 01, 2022 – June 30, 2027		2058.2m2
Gubei SOHO, 188 HongBaoShi Road, Changning District, Shanghai	August 01, 2022 – July 31, 2025		1000m2
Floor 1-3, Building 26, No.80 Kangping Road, Zhengdong New District, Zhengzhou, Henan Province	May 01, 2022 – April 31, 2025		562.14m2
Unit 605, 6 / F, block B, 33 Financial Street, Xicheng District, Beijing	January 01, 2022 – December 31, 2025		278m2
Floor 8, No.31 Donghai West Road, Shinnan District, Qingdao, Shandong Province	January 01, 2022 – December 31, 2024		68m2

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

Financial Results for fiscal years 2023 and 2022

The following table presents an overview of our results of operations for fiscal years 2023 and 2022:

	Year ended December 31,		Changes
	2023	2022	($)	(%)
Revenue	$386,670,899	$234,174,265	$152,496,634	65%
Cost of revenue	346,684,969	197,124,969	149,560,000	76%
Gross profit	39,985,930	37,049,296	2,936,634	8%
Selling, general and administrative expenses	21,181,992	19,339,840	1,842,152	10%
Income from operations	18,803,938	17,709,456	1,094,482	6%
Other income, net	4,716,889	4,812,456	(95,567)	(2)%
Income before income taxes	23,520,827	22,521,912	998,915	4%
Income taxes expense	5,817,147	4,741,854	1,075,293	23%
Net income	17,703,680	17,780,058	(76,378)	0%
Less: net income attributed to non-controlling interest	(125,942)	(159,246)	33,304	(21)%
Net income attributed to the Nisun shareholders	17,577,738	17,620,812	(43,074)	0%
Foreign currency translation loss	(4,536,797)	(12,576,380)	8,039,583	(64)%
Comprehensive income	$13,040,941	$5,044,432	$7,996,509	159%

The following table presents an overview of our results of operations for fiscal years 2022 and 2021:

	Year ended December 31,		Changes
	2022	2021	($)	(%)
Revenue	$234,174,265	$160,199,711	$73,974,554	46%
Cost of revenue	197,124,969	106,151,567	90,973,402	86%
Gross profit	37,049,296	54,048,144	(16,998,848)	(31)%
Selling, general and administrative expenses	19,339,840	15,859,234	3,480,606	22%
Income from operations	17,709,456	38,188,910	(20,479,454)	(54)%
Other income, net	4,812,456	2,587,113	2,225,343	86%
Income before income taxes	22,521,912	40,776,023	(18,254,111)	(45)%
Income taxes expense	4,741,854	10,269,501	(5,527,647)	(54)%
Net income	17,780,058	30,506,522	(12,726,464)	(42)%
Less: net income attributed to non-controlling interest	(159,246)	(126,161)	(33,085)	26%
Net income attributed to the Nisun shareholders	17,620,812	30,380,361	(12,759,549)	(42)%
Foreign currency translation (loss) income	(12,576,380)	2,039,011	(14,615,391)	(717)%
Comprehensive income	$5,044,432	$32,419,372	$(27,374,940)	(84)%

Revenues

The following table presents a breakdown of our revenue for fiscal years 2023 and 2022.

	Year ended December 31,				Changes	Changes
	2023	%	2022	%	($)	(%)
Revenue from financial services:
SME financing solutions	$101,823,899	26%	$87,269,959	37%	$14,553,940	17%
Supply chain financing solutions	6,153,645	2%	3,542,592	2%	2,611,053	74%
Other financing solutions	-	0%	-	0%	-	-
Total revenue from financial services	107,977,544	28%	90,812,551	39%	17,164,993	19%
Revenue from supply chain trading	278,693,355	72%	143,361,714	61%	135,331,641	94%
Total revenue	$386,670,899	100%	$234,174,265	100%	$152,496,634	65%

The following table presents a breakdown of our revenue from continuing operations for fiscal years 2022 and 2021.

	Year ended December 31,				Changes	Changes
	2022	%	2021	%	($)	(%)
Revenue from financial services:
SME financing solutions	$87,269,959	37%	$87,133,963	54%	$135,996	0%
Supply chain financing solutions	3,542,592	2%	4,930,289	3%	(1,387,697)	(28)%
Other financing solutions	-	0%	3,222	0%	(3,222)	(100)%
Total revenue from financial services	90,812,551	39%	92,067,474	57%	(1,254,923)	(1)%
Revenue from supply chain trading	143,361,714	61%	68,132,237	43%	75,229,477	110%
Total revenue	$234,174,265	100%	$160,199,711	100%	$73,974,554	46%

Total revenue for the year ended December 31, 2023, was approximately $386.7 million, representing an increase of $152.5 million, or 65%, from $234.2 million for the year ended December 31, 2022, primarily with increases in revenue from supply chain trading sales. The increase in our total revenues was primarily due to the growth in the scale of gold business increased by 798% and the expansion of the sales of new products in the agricultural sector with a 36% increase in revenues from agricultural products.

The Company provides a set of financing solutions to SMEs, including design, issuance, distribution, and management of financial products. For the year ended December 31, 2023, the revenue from SME financing solution services increased by $14.6 million or 17%, from $87.3 million for the year ended December 31, 2022, to $101.8 million in the comparable period in 2023. The increase was primarily due to the increase in the issue size of the customers and the corresponding increase in the service fee charged by the Company in accordance with the issue size.

The Company commenced its supply chain solution business in January 2020. With a focus on finance and industry linkages, the Company aims to serve the upstream and downstream of the supply chain industry while facilitating supply-side sub-sector reform. Revenue generated from supply chain solutions includes financing and management services to downstream venders. During the year ended December 31, 2023, revenue from the supply chain financing solutions was $6.2 million, increased by $2.7 million, or 74%, from $3.5 million for the year ended December 31, 2022, primarily due to the reason that the Company’s expansion of its supply chain solution business into the egg industry and achieved a daily supply of more than 20 million eggs.

The Company launched its supply chain trading business in July 2021 after generating high-quality customers and resources through its supply chain financing solutions business. During the year ended December 31, 2023, revenue from the supply chain trading business was $278.7 million, an increase of $135.3 million, or 94%, from $143.4 million for the year ended December 31, 2022, primarily due to the significant increase in the Company’s gold sales business during the year.

Cost of Revenue

The following table presents a breakdown of our cost of revenue for fiscal years 2023 and 2022:

	Year ended December 31,				Changes	Changes
	2023	%	2022	%	($)	(%)
Cost of revenue for services:
SME financing solutions	$67,727,708	20%	$54,603,027	28%	13,124,681	24%
Supply chain financing solutions	427,125	0%	869,049	0%	(441,924)	(51)%
Total cost of revenue - service	68,154,833	20%	55,472,076	28%	12,682,757	23%
Cost of revenue – supply chain trading	278,002,800	80%	140,880,063	72%	137,122,737	97%
Business and sales related tax	527,336	0%	772,830	0%	(245,494)	(32)%
Total cost of revenue	$346,684,969	100%	$197,124,969	100%	149,560,000	76%

The following table presents a breakdown of our cost of revenue for fiscal years 2022 and 2021:

	Year ended December 31,				Changes	Changes
	2022	%	2021	%	($)	(%)
Cost of revenue for services:
SME financing solutions	$54,603,027	28%	$36,440,303	35%	18,162,724	50%
Supply chain financing solutions	869,049	0%	1,548,698	1%	(679,649)	(44)%
Total cost of revenue - service	55,472,076	28%	37,989,001	36%	17,483,075	46%
Cost of revenue – supply chain trading	140,880,063	72%	67,628,806	64%	73,251,257	108%
Business and sales related tax	772,830	0%	533,760	0%	239,070	45%
Total cost of revenue	$197,124,969	100%	$106,151,567	100%	90,973,402	86%

Cost of revenue from services is primarily comprised of cost of sales, direct operational costs, direct costs associated with staff who design and manage the SME financing solutions, supply chain solutions and other financing solutions business and sales related taxes.

For the year ended December 31, 2023, cost of revenue was $346.7 million, an increase of $149.6 million, or 76%, from $197.1 million for the year ended December 31, 2022.

For the year ended December 31, 2023, cost of revenue related to SME financing services was $67.7 million, an increase of $13.1 million, or 24%, from $54.6 million for the year ended December 31, 2022, primarily attributable to more operational costs and staff cost.

For the year ended December 31, 2023, cost of revenue related to supply chain financing solution services was $0.4 million, a decrease of $0.4 million, or 51%, from $0.9 million for the year ended December 31, 2022, primarily attributable to the decreased revenue and less operational costs.

The Company launched the supply chain trading business in July 2021 after generating high-quality customers and resources through its supply chain financing solutions business. For the year ended December 31, 2023, the cost of revenue related to sales was $278.0 million, an increase of $137.1 million, or 97%, from $140.9 million for the year ended December 31, 2022, primarily attributable to the increased revenue and more operational costs and staff cost.

Gross Profit

For the years ended December 31, 2023 and 2022, gross profit was $39.9 million and $37.0 million, respectively, representing an increase of approximately $2.9 million or 8%. The increase was primarily due to the increase in the gross profit of our SME financing services of $1.4 million and supply chain financing solution services of $3.0 million, offset by a decrease in the gross profit of our supply chain trading business by $1.7 million, primarily due to the loss of the Nisun’s frozen meat and coal business.

Operating Expenses

The following table presents a breakdown of operating expenses for fiscal years 2023 and 2022:

	Year ended December 31,				Changes	Changes
	2023	%	2022	%	($)	(%)
Selling expenses	$1,525,692	7%	$1,977,617	11%	$(451,925)	(23)%
General and administrative expenses	10,859,011	51%	10,511,542	54%	347,469	3%
Research and development expenses	1,093,457	5%	1,563,718	8%	(470,261)	(30)%
Goodwill Impairment Loss	5,488,816	26%	777,329	4%	4,711,487	606%
Bad debts expense	2,215,016	11%	4,509,634	23%	(2,294,618)	(51)%
Total operating expenses	$21,181,992	100%	$19,339,840	100%	$1,842,152	10%

The following table presents a breakdown of operating expenses for fiscal years 2022 and 2021:

	Year ended December 31,				Changes	Changes
	2022	%	2021	%	($)	(%)
Selling expenses	$1,977,617	11%	$2,323,403	15%	$(345,786)	(15)%
General and administrative expenses	11,288,871	58%	11,641,567	73%	(352,696)	(3)%
Research and development expenses	1,563,718	8%	1,599,728	10%	(36,010)	(2)%
Bad debts expense	4,509,634	23%	294,536	2%	4,215,098	1431%
Total operating expenses	$19,339,840	100%	$15,859,234	100%	$3,480,606	22%

Operating expenses are comprised of advertising and marketing costs, administrative compensation, office rent and expenses, R&D expenses, professional fees, goodwill impairment loss, bad debt expenses and credit loss exposure of financial guarantee. Total operating expenses were $21.2 million for fiscal year 2023, an increase of $1.8 million, or 10%, from $19.3 million in the same period of the prior year.

For fiscal year 2023, the Company incurred selling expenses of approximately $1.5 million, as compared to approximately $2.0 million for fiscal year 2022, a decrease of approximately $0.4 million, or 23%. The decrease in expenses was principally due to the Company’s building up of its network in supply chain trading business in various industries and cutting its marketing expenses.

For fiscal year 2023, the Company incurred general and administrative expenses of approximately $10.8 million, as compared to approximately $10.5 million for fiscal year 2022, representing an increase of approximately $0.3 million or 3%. The increase in expenses was primarily due to an increase in revenue-related administrative expenses as a result of the increase in revenue during the year.

For fiscal year 2023, our research and development (R&D) expenses were $1.1 million, as compared to approximately $1.6 million for fiscal year 2022, a decrease of approximately $0.5 million, or 30%. The decrease in expenses was principally due to a decrease in technical service business, which is part of the SME financing solutions business.

For fiscal year 2023, our goodwill impairment loss was $5.5 million, as compared to approximately $0.8 million for fiscal year 2022, an increase of approximately $4.7 million, or 606%. The increase in expenses was principally due to the fact that the fair value of Hengpu was less than the carrying value based on the results of the goodwill impairment test in the current year, and the impairment was recorded based on the fair value.

For fiscal year 2023, our bad debt expenses was $2.2 million, as compared to approximately $4.5 million for fiscal year 2022, representing a decrease of approximately $2.3 million or 51%. The decrease in expenses was principally due to the group’s enhancement of customer credit management and credit enhancement measures, the overdue amount decreased as compared to fiscal year 2022.

Other income, net

Other income, net, is used to record our non-operating income and expenses, interest income and expenses, investment income and other income and expenses.

For fiscal year 2023, the Company had other income, net of $4.7 million, representing a decrease of $0.1 million or 2%, compared to $4.8 million for fiscal year 2022.

Income tax expense

For fiscal years 2023 and 2022, Fintech was recognized as a High-Technology (“High-Tech”) Company by the Chinese government and subject to a reduced income tax rate of 15%, a reduction from the normal unified rate of 25%. The High-Tech certificate is valid for three years starting from November 2020 and subject to renewal. In accordance with the implementation rules of the Income Tax Law of the PRC, for the enterprises newly established in the Horgos Development Zone within the scope of “Catalogue of EIT Incentives for Industries Specially Encouraged for Development by Poverty Areas of Xinjiang”, the enterprise income from income tax shall be exempt for five years beginning from the first year in which the manufacturing or business operational revenue is earned. Khorgos is established in the Horgos Development Zone and its income is eligible to be exempt for five years starting from 2019. For the year ended December 31, 2023, Jilin Lingang, Jilin Lingang Hengda, Liaogang Yingkou, Fintech Zibo Nisun Gold, Nisun Shandong, Gansu Zhonghexi, NingChen, Shanghai Naqing, RZ Sailang, Fanshengke, Henan Trading and Fanningke are subject to a favorable income tax rate of 5% due to being small and micro taxpayers. The remaining Group’s subsidiaries, VIEs and VIEs’ subsidiaries from the financial services business are subject to corporate income tax at the PRC unified rate of 25%.

For fiscal year 2023, income tax expense was $5.8 million, as compared to $4.7 million of income tax expenses for fiscal year 2022, which was mainly because the Company realized income before taxes of approximately $23.7 million in fiscal year 2023, compared with income before tax of approximately $22.5 million in fiscal year 2022.

The effective tax rate was 24.7% for fiscal year 2023, compared to 21.1% for fiscal year 2022.

Net income

For fiscal year 2023, the Company generated net income of $17.7 million, as compared to net income of approximately $17.8 million for fiscal year 2022, basically unchanged.

Net income per share

For fiscal year 2023, the net income per share was $4.46 compared to $4.42 for fiscal year 2022, representing a increase of approximately $0.04 per share.

Liquidity and Capital Resources

As of December 31, 2023, the Company had cash, cash equivalents and restricted cash of $114.7 million, compared to $67.3 million as of December 31, 2022. This increase was primarily attributable to $35.9 million generated from operating activities and $19.7 million generated from investing activities, offset by $6.9 million used in financing activities.

In assessing our liquidity, the Company monitors and analyzes our cash on-hand and our operating and capital expenditure commitments. Our liquidity needs are to meet our working capital requirements, operating expenses, and capital expenditure obligations.

Based on the above considerations, management is of the opinion that we have sufficient funds to meet our working capital requirements for the twelve months from the date of this report.

Substantially all of our operations are conducted in China and all of our revenues, expenses, and cash are denominated in Renminbi (RMB). RMB is subject to the exchange control regulation in China and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict its ability to convert RMB into U.S. Dollars.

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, an enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserve until the cumulative amount of such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. As of December 31, 2023 and 2022, the statutory reserve balance for the Company’s entities established in the PRC were $11,564,250 (RMB 69,735,929) and $9,167,845 (RMB 52,721,692), respectively. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Under PRC law, RMB is currently convertible into U.S. Dollars under a company’s “current account,” which includes dividends, trade and service-related foreign exchange transactions, without prior approval of the State Administration of Foreign Exchange (SAFE), but is not from a company’s “capital account,” which includes foreign direct investments and loans, without the prior approval of the SAFE.

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

The following table provides summary information about our net cash flows for financial statement periods presented in this report:

	For the Years Ended December 31,
	2023	2022	2021
Net cash provided by (used in) operating activities	$35,499,780	$(28,952,923)	$23,857,102
Net cash provided by (used in) investing activities	19,815,569	17,837,501	(25,250,787)
Net cash (used in) provided by financing activities	(6,747,302)	(8,344,324)	70,527,541
Effect of exchange rate change in cash, cash equivalents and restricted cash	(1,234,680)	(4,848,722)	294,928
Net change in cash, cash equivalents and restricted cash	47,333,367	(24,308,468)	69,428,784

Operating Activities

Net cash provided by operating activities for fiscal 2023 was approximately $35.5 million, which was primarily attributable to net income of approximately $17.8 million, adjusted for non-cash items of approximately $8.8 million and adjustments for changes in working capital of approximately negative $8.8 million. The adjustments for changes in working capital mainly included (i) a decrease in accounts receivable of $3.1 million, (ii) a decrease of $18.7 million in other receivables related to the supply chain solutions business due to higher transaction volumes in the egg supply chain business added during the year, (iii) an increase in accounts payable of $5.7 million due to the increase in the volume of transactions in bulk trade, (iv) an increase of $7.3 million in advances to suppliers due to significant growth in the supply chain trading business, which requires prepayments from customers for purchases, and (v) an increase of $17.0 million in advances from customers due to increased volume of bulk trade.

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

Investing Activities

Net cash provided by investing activities was $19.8 million for fiscal year 2023, primarily attributable to $104.4 million of investment in debt securities and structured deposits, offset by cash of $103.5 million received from the sale of short-term investments, $7.1 million received from the sale of long-term investments, and cash of $14.4 million received from investment in debt securities.

Net cash provided by investing activities was $17.8 million for fiscal year 2022, primarily attributable to $51.6 million of investment in debt securities and structured deposits, payments made for the purchase of long-term investments of $7.4 million offset by cash of $78.6 million received from the sale of short-term investments.

Financing activities

Net cash used in financing activities was $6.7 million for fiscal year 2023, primarily attributable to (i) $2.0 million of proceeds from third-party loans, and (ii) $2.3 million repayment of third-party loans, (iii) $8.0 million of repayment of loans from related parties, and (iv) $1.6 million of Proceeds from short-term loans.

Net cash used in financing activities was $8.3 million for fiscal year 2022, primarily attributable to (i) $36.8 million of proceeds from third-party loans, and (ii) $41.5 million repayment of third-party loans, (iii) $1.2 million of repayments of short-term bank loans, and (iv) $2.5 million of repayment of loans from related parties.

Material Cash Requirements

Other than the ordinary cash requirements for our operations, our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our capital expenditures and operating lease obligations, as well as cash requirements for potential investments.

Our capital expenditures primarily consist of purchases of servers, computers, other office equipment and intangible assets. Our capital expenditures were $0.5 million in 2023, $0.7 million in 2022 and $0.2 million in 2021. We will continue to make capital expenditures to meet the expected growth of our business.

Our operating lease obligations primarily represent the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates. Our leasing expense was $0.8 million, $0.8 million and $0.7 million for the years ended December 31, 2023, 2022, and 2021, respectively. The majority of our operating lease commitments are related to our office lease agreements in China.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

Impact of Inflation

We do not believe the impact of inflation on our Company has been material. Almost all our operations are in China and the inflation rate has been relatively stable in the last three years: 0.2% in 2023, 2.5% in 2022, and 0.9% in 2021.

Holding Company Structure

Nisun International is a holding company with no material operations of its own. We conduct our operations through our PRC subsidiaries and our VIEs in China. As a result, our ability to pay dividends depends significantly upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their accumulated after-tax profits, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC law, each of our PRC subsidiaries and our VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our VIE’s may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. In addition, any dividends paid by the PRC entities outside of China are subject to a 10% withholding tax. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Research and Development

During fiscal year 2023, the Company spent $1.1 million on enhancing and developing the functionalities of the Company’s supply chain solutions and other financing service Apps and platform.

Impact of Foreign Currency Fluctuations

For the years ended December 31, 2023, foreign currency translation loss was $4.5 million. If the RMB continues to deteriorate, this could affect the Company’s financial condition and operating results in the future.

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

Safe Harbor

See “SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS.”

Item 6. Directors, Senior Management and Employees

A. Directors and Management

The following table provides information regarding our executive officers and directors:

Name	Age	Position(s)
Jinbao Li	44	Chairman of the Board
Xin Liu	35	Chief Executive Officer and Director
Changjuan Liang	40	Chief Financial Officer
Xiaoyun Huang	39	Director
Christian DeAngelis	54	Independent Director
Jing Li	43	Independent Director
Sheng Tang	46	Independent Director
Haiying Xiang	42	Independent Director

The business address of each of the directors and senior management is c/o Nisun International Enterprise Development Group Co., Ltd, Floor 20-21, No. 55 Loushanguan Road, Changning District, Shanghai, PRC 200050.

Xin Liu. Mr. Liu has served as a director since September 2020 and as the Chief Executive Office since May 2024. Mr. Liu has been the Vice President of Luyao Shanghai, a consolidated VIE, since April 2016. In that role, he manages operations aspects of Luyao Shanghai’s business. From October 2014 to March 2016, he was the Head Manager of the administration and operations department of Shandong branch of Huizhong Business Consulting (Beijing) Co. Mr. Li had been the Head of the International Trade department of Qingdao Antaixin Group Co., Ltd. from September 2012 to October 2014. Mr. Liu received a bachelor’s degree in International Business in 2012 from Shandong University of Technology. We have chosen Mr. Liu to serve as a director because of his management skills and cross-border trade and business experience.

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

Jinbao Li. Mr. Li has served as a director since September 2020 and as Chairman of the Board since May 2024. Mr. Li has been the Chief Executive Officer of Luyao Shanghai since April 2016. Mr. Li is also the legal shareholder of Luyao Shanghai. As the CEO, he oversees and is responsible for all aspects of business operations, financial performance, and development of Luyao Shanghai. From July 2014 to April 2016, he was the general manager of Shandong branch of Huizhong Business Consulting (Beijing) Co., Ltd. Mr. Li received an associate degree in Marketing in 2008 from Shandong Technology University. We have chosen Mr. Li to serve as a director because of his marketing and customer resources and business management experience as a senior business executive.

.Xiaoyun Huang. Mr. Huang has served as a director since September 2020. Mr. Huang had been the Chairman of the Board and Chief Executive Officer of the Company from September 2020 to May 2024. Before joining our Company, he had held the President and Chief Executive Officer of Huizhong Business Consulting (Beijing) Co., Ltd. From June 2018 to September 2020. In those roles, he oversees and is responsible for all aspects of the company’s business operations, planning and development. From June 2017 to May 2018, he had served as the General Manager and Chairman of the board of directors of Beijing Hengtai Puhui Information Service Co., Ltd., a consolidated VIE the Company acquired in 2019. Mr. Huang had been the President and Chief Executive Officer of Hangzhou Rongdu Technology Co., Ltd. from 2015 to May 2017. Mr. Huang received a bachelor’s degree in Computer Science and Technology in 2007 from Shanghai University of Electric Power. We have chosen Mr. Huang to serve as a director because of his experience and management positions with the companies he had previously served and his expertise in the financial technology industry.

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

Board of Directors and Board Committees

Our board of directors consists of seven (7) directors. We expect that all current directors will continue to serve until the next annual meeting of shareholders at which their respective class of directors is re-elected or until their successors have been duly elected and qualified. A majority of our Board of Directors (namely, Mr. Christian DeAngelis, Mr. Jing Li, Mr. Sheng Tang and Ms. Haiying Xiang) are independent, as such term is defined by The Nasdaq Capital Market.

The directors are divided into three classes, as nearly equal in number as the then total number of directors permits. Class II directors shall face re-election at our annual general meeting of shareholders in 2024 and every three years thereafter. Class III directors shall face re-election at our annual general meeting of shareholders in 2025 and every three years thereafter. Class I directors shall face re-election at our annual general meeting of shareholders in 2026 and every three years thereafter.

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

Mr. Jinbao Li currently holds the position of Chairman of the Board. We do not have a lead independent director because we believe our independent directors are encouraged to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small company; as such we deem it appropriate to be able to benefit from the guidance of Mr. Li as both an executive director and Chairman of the Board. Our Board of Directors plays a key role in our risk oversight. The Board of Directors makes all relevant Company decisions. As a smaller company with a relatively small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this report. Each of the categories listed in the table below has the meaning set forth in Nasdaq Rule 5605(f).

Country of Principal Executive Offices:	China
Foreign Private Issuer:	Yes
Disclosure Prohibited under Home Country Law:	No
Total Number of Directors:	7

Gender Identity	Female	Male
Directors	1	6
Demographic Background
Underrepresented Individual in Home Country Jurisdiction		1
LGBTQ+		-
Did not disclose demographic background		-

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

Haiying Xiang is entitled to receive $10,000 per year for serving as a director and may receive stock or option grants from our Company. Jing Li is entitled to receive $18,000 per year for serving as a director and may receive stock or option grants from our Company. Christian DeAngelis is entitled to receive $30,000 in cash and 1,500 common shares per year. Sheng Tang is entitled to receive $1,379.52 in cash per month (payable semi-annually in two equal payments), and 3,000 common shares per year.

During the years ended December 31, 2023 and 2022, no employee members of our Board of Directors received compensation in their capacity as directors.

During the year ended December 31, 2023, we paid an annual director fee of $10,000 to Haiying Xiang and $30,000 to Christian DeAngelis. Christian DeAngelis and Sheng Tang were entitled to receive 1,500 and 3,000 common shares, respectively, in September 2023 for their third full year services as our directors. These shares were issued in 2023.

During the year ended December 31, 2022, we paid an annual director fee of $10,000 to Haiying Xiang, and $30,000 to Christian DeAngelis. Christian DeAngelis, Sheng Tang and Xiaofeng Ma were entitled to receive 1,500, 3,000 and 3,000 common shares, respectively, in September 2022 for their second full year services as our directors but the issuance of such shares was delayed. These shares were issued in 2023.

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

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the year ended December 31, 2023 and 2022.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Xin Liu(1)	2023	89,166	-	-	-	89,166
Chief Executive Officer	2022	84,735	-	-	-	84,735

Xiaoyun Huang(2)	2023	120,000	-	-	-	120,000
Former Chief Executive Officer	2022	120,000	-	-	-	120,000

Changjuan Liang	2023	72,087	-	-	-	72,087
Chief Financial Officer	2022	71,159	-	-	-	71,159

(1)	Xin Liu was appointed as our Chief Executive Officer, effective May 22, 2024. The salary Mr. Liu received in 2023 and 2022 indicated above was compensation for his service as an executive officer of Luyao Shanghai.

(2)	Xiaoyun Huang resigned as the Chief Executive Officer, effective May 22, 2024.

Equity-Based Compensation

In addition to base salary, we also offer certain equity-based compensation to employees, directors or consultants. Our stock-based compensation plan, the 2019 One Million Share Incentive Plan, was approved by our Board of Directors on November 20, 2019 and ratified by shareholders on December 20, 2019 (the “2019 Plan”). This plan had served as a primary vehicle by which we offer long-term incentives and rewards to our executive officers and key employees. We regard equity-based compensation as a key retention tool. Retention serves as an important factor in our determination of the type of award to grant and the number of underlying shares that are granted in connection with that award.

In March 2020, our Compensation Committee approved the grant of stock awards of an aggregate of 300,000 Class A common shares to three members of our management (100,000 shares per person) under the 2019 One Million Share Incentive Plan. One-third of the shares vested on the date of the grant, and one-third of the shares vested on each of the first and second anniversary of the grant date, respectively.

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

Compensation Recoupment (Clawback) Policy

We maintain a compensation clawback policy, which we adopted in November 2023 in compliance with Nasdaq listing requirements. In the event that the Company is required to prepare an accounting restatement due to its material noncompliance with any financial reporting requirement under U.S. federal securities law, the policy provides that the Company will recoup compensation from each current or former executive officer who, during the three-year period preceding the date on which an accounting restatement is required, received incentive compensation based on the erroneous financial data that exceeds the amount of incentive-based compensation the executive would have received based on the restatement. The Compensation Committee administers the Company’s Clawback Policy and has discretion to determine how to seek recovery under the policy and may forgo recovery if it determines that recovery would be impracticable.

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

Xin Liu

We entered into an employment agreement with our Chief Executive Officer, Mr. Xin Liu, effective May 22, 2024, that provides an annual gross base salary of RMB600,000 (approximately $82,867). Pursuant to the agreement, either party may terminate the agreement at any time, with or without cause, upon thirty days’ prior notice to the other party.

Xiaoyun Huang

We had previously entered into an employment agreement with our former Chief Executive Officer, Mr. Xiaoyun Huang, effective as of September 4, 2020 that provided an annual gross base salary of $120,000 per year. Mr. Huang’s employment agreement terminated upon his resignation from the Chief Executive Officer position.

Changjuan Liang

We entered an employment agreement with our Chief Financial Officer, Ms. Changjuan Liang, effective as of August 8, 2019 and running through July 31, 2022 that provided an annual salary of $48,468. We renewed the employment agreement with Ms. Liang, effective as of May 1, 2022 and running through April 30, 2025 that provides an annual salary of $72,087.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information with respect to beneficial ownership of our common shares as of July 11, 2024 by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding common shares;

●	Each of our director, director nominees and named executive officers; and

●	All directors and named executive officers as a group.

The number and percentage of Common Shares beneficially owned are based on 4,017,596 Common Shares issued as of July 11, 2024. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or greater of our Common Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Common Shares beneficially owned by a person listed below and the percentage ownership of such person, Common Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of July 11, 2024 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Common Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD, Floor 20-21, No. 55 Loushanguan Road, Changning District, Shanghai, People’s Republic of China PRC 200050. As of the date of this report, we had 118 shareholders of record.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)	Percentage Ownership
Directors and Named Executive Officers:
Jinbao Li, Chairman of the Board(2)	156,272	3.89%
Xin Liu, Chief Executive Officer and Director	-	-
Changjuan Liang, Chief Financial Officer(3)	6,700	*
Xiaoyun Huang, Director(4)	28,817	*
Christian DeAngelis, Director(5)	3,150	*
Sheng Tang, Director(6)	6,300	*
Haiying Xiang, Director	-	-
Jing Li, Director	-	-
All directors and executive officers as a group (8 persons)	201,239	5.00%

5% Beneficial Owners:
NiSun International Enterprise Management Group Co., Ltd.(7)	777,840	19.36%

*	Less than 1% of our outstanding shares.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Common Shares (given retroactive effect of the reverse stock split effected on May 18, 2023). All shares represent only Common Shares held by shareholders as no options are issued or outstanding.

(2)	Nami Holding (BVI) Co., Ltd, owning 156,272 Class A Common Shares of the Company, is controlled by Mr. Jinbao Li, who may be deemed to have the voting and dispositive power of such shares.

(3)	6,700 Class A Common Shares were part of the 10,000 shares granted to Ms. Liang on April 6, 2020 pursuant to the Company’s 2019 One Million Share Incentive Plan.

(4)	Hong Kong D&L Technology Co., Limited, a Hong Kong company, owning 28,817 Class A Common Shares of the Company, is controlled by Mr. Xiaoyun Huang, who may be deemed to have the voting and dispositive power of such shares.

(5)

150 Class A Common Shares were granted on September 7, 2021 under the Company’s 2019 One Million Share Incentive Plan. 1,500 and 1,500 shares were granted in 2023 for Mr. DeAngelis’s second and third full year services as our director.

(6)

300 Class A Common Shares were granted on September 7, 2021 under the Company’s 2019 One Million Share Incentive Plan. 3,000 and 3,000 shares were granted in 2023 for Mr. Tang’s second and third full year services as our director.

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

There are no other related party transactions for the years ended December 31, 2023, 2022 and 2021, except the transactions mentioned below.

The table below sets forth major related parties of our Company and their relationships with our Company:

Entity or individual name	Relationship with the Group
NiSun Agricultural Group Co., Ltd. (“Nisun Agricultural”)	An affiliated entity controlled by the ultimate controlling shareholder of the Group
Nisun International Enterprise Management Group Co., Ltd (“Nisun Cayman”)	A shareholder who owns 19.42% equity interest of the Group
Mr. Bodang Liu	An affiliate and largest shareholder of the Group
Mr. Jian Lin	The shareholder of Wenzhou Jinda

(a)	We entered into the following related party transactions:

From July 12, 2019 to June 20, 2022, the Group rented an office from Nisun Agricultural and incurred $70,044 and $136,532 of rent expense for the years ended December 31, 2022 and 2021, respectively.

Starting from July 01, 2022, the Group rented an office to Nisun Agricultural and earned $233,215 and $122,706 of rental income for the year ended December 31, 2023 and 2022, respectively.

(b)	We had the following significant related party balances:

As of December 31, 2022, the Group had a due to related party balance of $8,028,965 owed to Nisun Cayman. The Group has fully repaid the amount owed to Nisun Cayman during the year ended December 31, 2023. During the year ended December 31, 2020, Nisun Cayman advanced $10,528,965 (RMB 69,883,631) as a loan to the Group. The Group repaid Nisun Cayman $2.5 million during the year ended December 31, 2021. The loan was due on demand and without interest.

As of December 31, 2023, the Group prepaid $1,574 for purchases from Nisun Agricultural.

As of December 31, 2021, the Group had a due from related party balance of $10,662 from Nisun Agricultural. The due from related party balance was non-interest bearing and was repaid during the year ended December 31, 2022.

As of December 31, 2023, 2022 and 2021, the Group had a due to related party balance of $274,652, $282,724 and $295,336, respectively, owed to Mr. Jian Lin, the shareholder of Wenzhou Jinda. The Group owns a 23.08% equity interest in Wenzhou Jinda. The due to related party balance is non-interest bearing and due on demand.

Future Related Party Transactions

The Audit Committee of our board of directors (which consists solely of independent directors) approve all related party transactions.

C.	Interests of experts and counsel

Not applicable for annual reports on Form 20-F.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

Please refer to Item 18.

We incorporate by reference in the Registration Statement on Form F-3 (File No. 333- 256550) our consolidated balance sheets as of December 31, 2023 and 2022 and the related consolidated statements of operations and comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2023, which appears in this Annual Report on Form 20-F.

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

Fintech was recognized as a High-Technology (“High-Tech”) Company by the Chinese government and subject to a reduced income tax rate of 15%, a reduction from the normal unified rate of 25%. The High-Tech certificate is valid for three years starting from November 2020 and subject to renewal. In accordance with the implementation rules of the Income Tax Law of the PRC, for the enterprises newly established in the Horgos Development Zone within the scope of “Catalogue of EIT Incentives for Industries Specially Encouraged for Development by Poverty Areas of Xinjiang”, the enterprise income from income tax shall be exempt for five years beginning from the first year in which the manufacturing or business operational revenue is earned. Khorgos is established in the Horgos Development Zone and its income is eligible to be exempt for five years starting from 2019. For the year ended December 31, 2023, Jilin Lingang, Jilin Lingang Hengda, Liaogang Yingkou, Fintech Zibo Nisun Gold, Nisun Shandong, Gansu Zhonghexi, NingChen, Shanghai Naqing, RZ Sailang, Fanshengke, Henan Trading and Fanningke are subject to a favorable income tax rate of 5% due to being small and micro taxpayers. The remaining Group’s subsidiaries, VIEs and VIEs’ subsidiaries from the financial services business are subject to corporate income tax at the PRC unified rate of 25%.

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

Based on the market price of our common shares, the value of our assets and the composition of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2023, 2022 or 2021. However, given the factual nature of the analyses and the lack of guidance, no assurance can be given. We do not expect to be a PFIC for our taxable year ending December 31, 2024. However, because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year, our actual PFIC status will not be determinable until the close of the taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year.

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

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, the RMB has not been pegged to the U.S. dollar. Although the PBOC regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar or the Euro in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in RMB exchange rate and lessen intervention in the foreign exchange market. The RMB depreciated approximately 2% in 2023.

Interest Rate Risk

Our interest rate risk arises from short and long-term borrowings. As of December 31, 2023 and 2022, we had no borrowings with variable rates and we were not exposed to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk.

As of December 31, 2023 and 2022, we had no long-term interest-bearing assets or long-term interest-bearing liabilities.

Credit Risk

Our cash is invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, and accounts receivable. As of December 31, 2023 and 2022, $106,846,231 and $35,911,261 of our cash and cash equivalents and restricted cash was on deposit at financial institutions in the PRC, which the management believes are of high credit quality. In May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash and short-term investments are financially sound based on public available information.

The Group has identified the relevant risk characteristics of its customers and the related receivables, and other receivables which include type of the products the Group provides, nature of the customers or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, reasonable and supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered.

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

As of December 31, 2023, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2023, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. In making its assessment, management used the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of December 31, 2023, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

●

The Company does not have adequate internal accounting personnel with sufficient knowledge of US GAAP and SEC reporting standards, which could lead to material misstatements being undetected in a timely manner.

●

The Company did not file its annual report on Form 20-F for the year ended December 31, 2023 (the “Form 20-F”) by the prescribed deadline because the Company was unable to finalize its financial statements for the year ended December 31, 2023 required to be included in the Form 20-F by the Form 20-F filing deadline.

Management’s Planned Remediation Activities

During fiscal year 2023, we undertook efforts to remediate previously disclosed material weaknesses and strengthen our internal controls. Management under the supervision and direction of our CEO and CFO continue to take steps to remediate the material weaknesses described above. The Company has set up a financial reporting team and recruited financial reporting staff who have experience with U.S. GAAP and SEC reporting knowledge to prepare and review the financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements. Management’s internal control remediation efforts are underway, and management plans to implement several measures, including, among others:

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

Item 16C. Principal Accountant Fees and Services

Enrome LLP was appointed by the Company to serve as its independent registered public accounting firm for the 2023 fiscal year on June 1, 2024. Prior to the appointment of Enrome LLP, Yu Certified Public Accountant PC (“Yu CPA PC”) had served as the Company’s independent registered public accounting firm since November 1, 2023 until its dismissal by the Company on June 1, 2024. Wei, Wei & Co., LLP was appointed by the Company to serve as its independent registered public accounting firm for the 2022 fiscal year. Audit services provided by Enrome LLP, Yu CPA PC and Wei, Wei & Co., LLP for the 2023 and 2022 fiscal years included the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

Enrome LLP’s fees for the annual audit of our financial statements for fiscal 2023 were $330,000. Yu CPA PC’s fees for the annual audit of our financial statements and review of the financial statements for fiscal 2023 were $480,000.

Wei, Wei & Co., LLP’s fees for the annual audit of our financial statements and review of the financial statements for fiscal 2022 were $685,000.

Audit-Related Fees

The Company has not paid for audit-related services in fiscal 2023 and 2022.

Tax Fees

The Company has not paid for tax services in fiscal 2023 and 2022.

All Other Fees

The Company has not paid for any other services in fiscal 2023 and 2022.

Audit Committee Pre-Approval Policies

Before Enrome LLP and Yu CPA PC were engaged respectively by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Enrome LLP and Yu CPA PC have been so approved.

Percentage of Hours

All hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2023 were attributed to work performed by Enrome LLP and Yu CPA PC’s full-time permanent employees.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services Performed by the Independent Registered Public Accounting Firm

Pursuant to applicable law, and as set forth in the terms of its charter, the Audit Committee is responsible for overseeing the work of our company’s independent registered public accounting firm. Any audit or non-audit services proposed to be performed are considered by and, if deemed appropriate, approved by the Audit Committee in advance of the performance of such services. All of the fees earned by Enrome LLP, Yu CPA PC and Wei, Wei & Co., LLP described above were attributable to services pre-approved by the Audit Committee.

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

Under the share repurchase program, we repurchased 3,210 common shares at an aggregate cost of approximately $0.02 million in 2023. The table below  provides information on our repurchases of Class A common shares pursuant to the share repurchase program during the year ended December 31, 2023.

Period	Total Number of Common Shares Purchased	Average Price Paid Per Share ($)	Total Number of Common Shares Purchased as Part of the Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program ($, in thousands)
January 1, 2023 – January 31, 2023	3,210	5.466	3,210	7,598
Total	3,210	5.466	3,210	7,598

Item 16F. Change in Registrant’s Certifying Accountant

On November 1, 2023, the Company’s Audit Committee and Board of Directors approved and ratified the appointment of Yu Certified Public Accountant PC (“Yu CPA PC”) as the Company’s independent registered public accounting firm for the year ended December 31, 2023 and dismissal of the Company’s previous independent auditors, Wei, Wei & Co., LLP (“Wei & Wei”), on October 12, 2023. During the two fiscal years ended December 31, 2022 and 2021 through the dismissal of Wei & Wei on October 12, 2023, there were no disagreements between the Company and Wei & Wei on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Wei & Wei, would have caused it to make reference to the subject matter of the disagreements in connection with its report on the Company's consolidated financial statements for such periods. In addition, Wei & Wei’s reports on the financial statements as of and for the years ended December 31, 2022 and 2021 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal years ended December 31, 2022 and 2021 through the dismissal of Wei & Wei on October 12, 2023, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

During the fiscal years ended December 31, 2022 and 2021 and any subsequent interim period prior to engaging Yu CPA PC, neither the Company nor anyone on its behalf consulted Yu CPA PC regarding either (i) the application of accounting principles to any proposed or completed transaction, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Yu CPA PC concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) or a reportable event.

On June 1, 2024, the Audit Committee approved the appointment of Enrome LLP as the Company’s independent registered public accounting firm and dismissal of the Company’s previous independent auditors, Yu CPA PC, on the same date. Prior to the dismissal, Yu CPA PC had not issued an audit report with respect to the Company’s financial statements for the year ended December 31, 2023. During the Company’s most recent fiscal year ended December 31, 2023 through the dismissal of Yu CPA PC, there was no adverse opinion, disclaimer, qualification or modification as described in Item 16F(a)(1)(ii) of Form 20-F. During the year ended December 31, 2023 through the dismissal of Yu CPA PC on June 1, 2024, there were no disagreements with Yu CPA PC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure as described in Item 16F(a)(1)(iv) of Form 20-F, and there were no reportable events as defined in Item 16F(a)(1)(v) of Form 20-F, except as described as follows: Yu CPA PC has advised the Company that Yu CPA PC believes the Company’s financial statements for each of the two years ended December 31, 2022 may contain material restatements in the financial statements for each of the two years ended December 31, 2022.

During the two most recent fiscal years ended December 31, 2023 and 2022 and any subsequent interim period prior to engaging Enrome LLP, neither the Company nor anyone on its behalf consulted Enrome LLP regarding either (i) the application of accounting principles to any proposed or completed transaction, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Enrome LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) or a reportable event.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16j. Insider Trading Policies

Not applicable.

Item 16K. Cybersecurity

Risk Management and Strategy

Our subsidiaries are required to comply with rapidly evolving and complex PRC laws and regulations with respect to cybersecurity, data security and personal information protection. In response to the recent changes in the regulatory requirements, we have designed a data and information protection mechanism as part of our risk management process We have implemented processes for assessing, identifying and managing material risks from cybersecurity threats and monitoring the detection, mitigation and remediation of material cybersecurity incident.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external cyber threats. This system spans multiple security domains, including network, host and application layers. It integrates a range of security capabilities, such as threat defense, continuous monitoring, in-depth analysis, rapid response, as well as strategic deception and countermeasures. Our approach to managing cybersecurity risks and safeguarding sensitive data is multi-faceted, involving technological safeguards, procedural protocols, a rigorous program of surveillance on our corporate network, continuous testing of aspects of our security posture internally and with third-party business partners and third-party service providers, such as third-party online payment system provider, a solid incident response framework and regular cybersecurity training sessions for our employees. Our cybersecurity officer is actively engaged in continuous monitoring of our applications, systems and infrastructure to ensure prompt identification and response to potential cybersecurity issues, including emerging cybersecurity threats.

We have not engaged any third parties in connection with the processes for assessing, identifying, and managing material risks from cybersecurity threats. As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition. We have implemented a set of procedures to ensure effective management of the cybersecurity risks associated with the use of third-party service providers. These procedures include, but are not limited to, controlled user access in accordance with our enterprise-wide policy to restrict access to and use of malicious websites and programs. Cybersecurity awareness trainings are provided for all employees.

Governance

Our Company’s Board of Directors has oversight responsibility for the Company’s overall risk management, including cybersecurity risks, and has not delegated oversight authority for cybersecurity risks to any committee. Our management, led by our Chief Executive Officer and Chief Financial Officer, is responsible for assessing, identifying and managing material cybersecurity risks and threats to our Company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incidents if any. Our cybersecurity officer,, as the management representative, reports to the Board of Directors on a quarterly basis with respect to the status and updates of any material cybersecurity incidents or risks our Company may face and disclosure issues, if any, and on disclosure concerning cybersecurity matters in our annual report on Form 20-F.

In 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, we face potential cybersecurity threats that, if realized, would materially affect us. These threats include but are not limited to ransomware and malware attacks, and compromised business email and other social engineering threats. Our service providers, suppliers and business partners also face similar cybersecurity risks, which could have an adverse impact on our business. Additional information on cybersecurity risks we face is discussed in Part I, Item 1A, “Risk Factors - While we are not aware of any data breach in the past, future cyberattacks, computer viruses or any failure to adequately maintain security and prevent unauthorized access to our information technology system or data could result in a disruption of our business operations and materially adversely affect our reputation, financial condition and operating results.”

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F filed with the SEC on August 8, 2023)

2.1(2)	Registrant’s Form of Class A common share Certificate

2.2*	Description of Securities Registered under Section 12 of the Exchange Act

4.1(3)	English Translation of Office Lease dated April 25, 2019 between Shanghai Ningsheng Enterprise Management Group Co., Ltd. and Fintech (Shanghai) Digital Technology Co., Ltd.

4.2(3)	Trademarks, Technologies & Management and Consulting Services Agreement dated May 17, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Fintech (Shanghai) Digital Technology Co., Ltd., Shanghai Ningsheng Enterprise Management Group Co., Ltd. and Peng Jiang

4.3(3)	Equity Interest Pledge Agreement dated May 17, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Fintech (Shanghai) Digital Technology Co., Ltd., Shanghai Ningsheng Enterprise Management Group Co., Ltd. and Peng Jiang

4.4(3)	Equity Interest Holders’ Voting Rights Proxy Agreement dated May 17, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Shanghai Ningsheng Enterprise Management Group Co., Ltd. and Peng Jiang

4.5(3)	Exclusive Right and Option to Purchase Agreement dated May 17, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Fintech (Shanghai) Digital Technology Co., Ltd., Shanghai Ningsheng Enterprise Management Group Co., Ltd. and Peng Jiang

4.6	Employment Contract between Fintech (Shanghai) Digital Technology Co., Ltd. and Changjuan Liang (incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20-F filed with the SEC on August 8, 2023)

4.7	2022 Equity Incentive Plan (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F filed with the SEC on August 8, 2023)

4.8(3)	Trademarks, Technologies & Management and Consulting Services Agreement dated December 31, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Beijing Hengtai Puhui Information Service Co. Ltd and Guoya Asset Management (Shenzhen) Co. Ltd.

4.9(3)	Equity Interest Pledge Agreement dated Equity Interest Pledge Agreement dated December 31, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Beijing Hengtai Puhui Information Service Co. Ltd and Guoya Asset Management (Shenzhen) Co. Ltd.

4.10(3)	Equity Interest Holders’ Voting Rights Proxy Agreement dated December 31, 2019 between NingChen (Shanghai) Enterprise Management Group Co., Ltd. and Guoya Asset Management (Shenzhen) Co. Ltd.

4.11(3)	Exclusive Right and Option to Purchase Agreement dated December 31, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Beijing Hengtai Puhui Information Service Co. Ltd and Guoya Asset Management (Shenzhen) Co. Ltd.

4.12(3)	First Amendment to Share Exchange Agreement dated April 8, 2020 among Hebron Technology Co., Ltd., Beijing Hengtai Puhui Information Service Co. Ltd, Guoya Asset Management Co. Ltd. (BVI) and HongKong D&L Technology Co., Limited

4.13	Employment Agreement, dated May 22, 2024, between the Company and Xin Liu (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K filed with the SEC on June 7, 2024)

8.1*	List of Subsidiaries of the Registrant

11.1(1)	Code of Business Conduct and Ethics

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

16.1	Letter from Wei, Wei & Co., LLP dated November 7, 2023 (incorporated by reference to Exhibit 99.1 to our Current Report on Form 6-K filed with the SEC on November 7, 2023)

16.2	Letter from Yu Certified Public Accountant PC dated June 3, 2024 (incorporated by reference to Exhibit 99.1 to our Current Report on Form 6-K filed on June 4, 2024)

97.1*	Clawback Policy

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

(1)	Incorporated by reference to Exhibit 11.1 to Form 20-F filed with the SEC on April 11, 2017

(2)	Incorporated by reference to Exhibit 2.1 to Form 6-K filed with the SEC on November 16, 2020

(3)	Incorporated by reference to Exhibits to Form 20-F filed with the SEC on April 24, 2020

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD

	By:	/s/ Xin Liu
		Name:	Xin Liu
		Title:	Chief Executive Officer

Date: July 12, 2024

Nisun International Enterprise Development Group Co., Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Nisun International Enterprise Development Group Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nisun International Enterprise Development Group Co., Ltd. and its subsidiaries. (the “Company”) as of December 31, 2023, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for the year ended December 31,2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31,2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) related to accounts or disclosures that were material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

Goodwill Valuation

Goodwill consists of the excess of the purchase price over the fair value of tangible and identifiable intangible assets acquired, net of liabilities assumed, in a business acquisition. As of December 31, 2023, goodwill was approximately $17.7 million or approximately 5.6% of the Company’s total assets. Goodwill is subject to, at a minimum, an annual impairment test, and if it is determined to be impaired, is to be written down to its estimated fair value.

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

/s/ Enrome LLP

We have served as the Company’s auditor since 2024

Singapore

July 12, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Nisun International Enterprise Development Group Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nisun International Enterprise Development Group Co., Ltd. (the “Company”) as of December 31, 2022, and the related consolidated statements of operations and comprehensive income (loss) income, changes in shareholders’ equity, and cash flows for each of the years in the two year period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

Flushing, New York
August 8, 2023
PCAOB ID: 2388

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN US DOLLARS)

	December 31, 2023	December 31, 2022

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$114,454,844	$63,901,329
Restricted cash	197,096	3,417,244
Short-term investments	12,788,629	11,700,400
Accounts receivable, net	21,120,795	18,931,346
Advance to suppliers, net	38,602,304	46,968,549
Receivables from supply chain solutions	59,167,029	43,475,981
Inventories	30,953,583	31,609,877
Prepaid expenses and other current assets	16,018,778	10,890,083
TOTAL CURRENT ASSETS	293,303,058	230,894,809

NON-CURRENT ASSETS:
Property and equipment, net	881,276	719,574
Intangible assets, net	882,828	1,795,234
Right-of-use assets, net	2,384,590	3,349,432
Equity investments	368,528	373,292
Investment in limited partnership	-	14,913,539
Goodwill	17,659,983	23,814,005
Deferred tax assets, net	418,571	310,577
Long term investment	-	7,249,319
TOTAL NON-CURRENT ASSETS	22,595,776	52,524,972
TOTAL ASSETS	$315,898,834	$283,419,781

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$45,463,753	$40,925,155
Short-term bank loans	1,971,859	434,959
Accrued expenses and other current liabilities	7,245,358	6,090,582
Operating lease liabilities - current	861,087	1,008,766
Payables to supply chain solutions	12,947,708	9,122,978
Advances from customers	38,153,915	21,827,387
Taxes payable	4,145,920	2,748,474
Loan from related party	-	8,028,965
Liabilities of financial guarantee	22,335	-
Due to related parties - current	274,652	282,724
TOTAL CURRENT LIABILITIES	111,086,587	90,469,990

Operating lease liabilities – non-current	1,643,076	2,425,597
Deferred tax liabilities	114,650	727,326
TOTAL NON-CURRENT LIABILITIES	1,757,726	3,152,923
TOTAL LIABILITIES	112,844,313	93,622,913

SHAREHOLDERS’ EQUITY*:
Class A common stock, $0.01 par value, 30,000,000 and 30,000,000 shares authorized, 4,017,596 and 4,006,263 shares issued, and 3,952,198 and 3,944,075 shares outstanding as of December 31, 2023 and 2022, respectively	40,176	40,063
Class B common stock, $0.01 par value, 1,000,000 shares authorized, no shares issued and outstanding as of December 31, 2023 and 2022	-	-
Treasury shares	(261,592)	(355,844)
Additional paid-in capital	130,535,082	130,503,387
Retained earnings	68,395,637	53,214,304
Statutory reserves	11,564,250	9,167,845
Accumulated other comprehensive loss	(11,474,682)	(6,937,950)
COMMON SHAREHOLDERS’ EQUITY	198,798,871	185,631,805
Non-controlling interests	4,255,650	4,165,063
TOTAL SHAREHOLDERS’ EQUITY	203,054,521	189,796,868
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$315,898,834	$283,419,781

*	The financial statements give retroactive effect to the May 18, 2023 one-for-ten reverse share split.

The accompanying notes are an integral part of these consolidated financial statements.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(EXPRESSED IN US DOLLARS)

	For the Year Ended December 31,
	2023	2022	2021

REVENUES:
Revenue generated from services:
Small and Medium Enterprise financing solutions	$101,823,899	$87,269,959	$87,133,963
Supply Chain financing solutions	6,153,645	3,542,592	4,930,289
Other financing solutions	-	-	3,222
Total revenue generated from services	107,977,544	90,812,551	92,067,474
Revenue generated from sales:
Supply chain trading business	278,693,355	143,361,714	68,132,237
Total revenues	386,670,899	234,174,265	160,199,711

COST OF REVENUE:
Cost of revenue - services	(68,154,833)	(55,472,076)	(37,989,001)
Cost of revenue - sales	(278,002,800)	(140,880,063)	(67,628,806)
Business and sales related taxes	(527,336)	(772,830)	(533,760)
GROSS PROFIT	39,985,930	37,049,296	54,048,144

OPERATING EXPENSES:
Selling expenses	(1,525,692)	(1,977,617)	(2,323,403)
General and administrative expenses	(10,859,011)	(10,511,542)	(11,641,567)
Research and development expenses	(1,093,457)	(1,563,718)	(1,599,728)
Bad debt expense	(2,215,016)	(4,509,634)	(294,536)
Goodwill Impairment Loss	(5,488,816)	(777,329)	-
Total operating expenses	(21,181,992)	(19,339,840)	(15,859,234)
INCOME FROM OPERATIONS	18,803,938	17,709,456	38,188,910

OTHER INCOME :
Interest and investment income	2,557,588	2,790,768	2,122,903
Other income , net	2,159,301	2,021,688	464,210
Total other income, net	4,716,889	4,812,456	2,587,113

INCOME BEFORE PROVISION FOR INCOME TAXES	23,520,827	22,521,912	40,776,023

PROVISION FOR INCOME TAXES	(5,817,147)	(4,741,854)	(10,269,501)

NET INCOME	17,703,680	17,780,058	30,506,522
Net income attributable to non-controlling interests	(125,942)	(159,246)	(126,161)
NET INCOME - Nisun International’s shareholders	$17,577,738	$17,620,812	$30,380,361

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation (loss) income	(4,536,797)	(12,576,380)	2,039,011
COMPREHENSIVE INCOME	13,040,941	5,044,432	32,419,372
Comprehensive loss attributable to non-controlling interests	65	6,231	2,051
COMPREHENSIVE INCOME	$13,041,006	$5,050,663	$32,421,423

BASIC AND DILUTED EARNINGS PER COMMON SHARE:
NET EARNINGS PER COMMON SHARE	$4.46	$4.42	$14.13

Weighted average number of shares outstanding-basic and diluted*	3,943,793	3,986,359	2,150,683

*	The financial statements give retroactive effect to the May 18, 2023 one-for-ten reverse share split.

The accompanying notes are an integral part of these consolidated financial statements.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(EXPRESSED IN US DOLLARS)

	Class A Common Stock*		Class B Common Stock		Additional paid-in	Unearned	Retained	Statutory	Accumulated Other Comprehensive	Non- controlling	Treasury shares
	Shares	Amount	Shares	Amount	capital	Compensation	Earnings	reserves	Income (Loss)	Interests	Shares	Amount	Total
Balance as of January 1, 2021	2,055,513	20,555	-	-	59,472,255	(624,455)	9,629,712	4,751,264	3,593,188	3,094,879	-	-	79,937,398
Shares issued for board compensation	750	8	-	-	71,167	-	-	-	-	-	-	-	71,175
Amortization of share-based compensation	-	-	-	-	-	498,825	-	-	-	-	-	-	498,825
Capital contribution from non-controlling interest	-	-	-	-	-	-	-	-	-	751,841	-	-	751,841
Net income	-	-	-	-	-		30,380,361	-	-	126,161	-	-	30,506,522
Statutory reserves	-	-	-	-	-	-	(2,190,847)	2,190,847	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	2,039,011	2,051	-	-	2,041,062
Issuance of common shares and pre-funded warrants	1,925,000	19,250	-	-	70,775,215	-	-	-	-	-	-	-	70,794,465
Balance as of December 31, 2021	3,981,263	39,813	-	-	130,318,637	(125,630)	37,819,226	6,942,111	5,632,199	3,974,932	-	-	184,601,288
Amortization of share-based compensation	-	-	-	-	-	125,630	-	-	-	-	-	-	125,630
Capital contribution from non-controlling interest	-	-	-	-	-	-	-	-	-	37,116	-	-	37,116
Net income	-	-	-	-	-		17,620,812	-	-	159,246	-	-	17,780,058
Statutory reserves	-	-	-	-	-	-	(2,225,734)	2,225,734	-	-	-	-	-
Treasury shares	-	-	-	-	-	-	-	-	-	-	(62,188)	(355,844)	(355,844)
Shares issued for service	25,000	250	-	-	184,750	-	-	-	-	-	-	-	185,000
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(12,570,149)	(6,231)	-	-	(12,576,380)
Balance as of December 31, 2022	4,006,263	$40,063	-	$-	$130,503,387	$-	$53,214,304	$9,167,845	$(6,937,950)	$4,165,063	(62,188)	$(355,844)	$189,796,868
Issuance of common shares for board service	12,000	120	-	-	31,695	-	-	-	-	-	-	-	31,815
Capital contribution from non-controlling interest	-	-	-	-	-	-	-	-	-	(35,290)	-	-	(35,290)
Net income	-	-	-	-	-	-	17,577,738	-	-	125,942	-	-	17,703,680
Statutory reserves							(2,396,405)	2,396,405	-	-			-
Treasury shares	-	-	-	-	-	-	-	-	-	-	(3,210)	94,252	94,252
Cancellation of shares due to share split	(667)	(7)	-	-	-	-	-	-	-	-	-	-	(7)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(4,536,732)	(65)	-	-	(4,536,797)
Balance as of December 31, 2023	4,017,596	$40,176	-	$-	$130,535,082	-	$68,395,637	$11,564,250	$(11,474,682)	$4,255,650	(65,398)	(261,592)	203,054,521

*	The financial statements give retroactive effect to the May 18, 2023 one-for-ten reverse share split.

The accompanying notes are an integral part of these consolidated financial statements.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 and 2021

(EXPRESSED IN US DOLLARS)

	2023	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$17,703,680	$17,780,058	$30,506,522
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,238,222	2,113,732	2,180,038
Stock-based compensation	-	125,630	498,825
Shares issued for compensation	31,808	185,000	71,175
Bad debt expense	2,215,016	4,509,634	294,536
Impairment of goodwill	5,488,816	777,329	-
Loss on disposition of property and equipment	-	1,385	190,301
Income from investments	(365,359)	(541,578)	(808,464)
Deferred tax (benefit) expense	(710,672)	271,907	275,749
Changes in operating assets and liabilities:
Accounts receivable	(3,086,600)	(2,075,274)	(13,294,924)
Advance to suppliers, net	7,282,068	(39,859,386)	(9,213,279)
Prepaid expenses and other current assets	(5,511,142)	(4,734,501)	(3,464,939)
Receivables from supply chain solutions	(18,651,357)	11,372,841	(48,202,128)
Inventories	(246,818)	(25,530,993)	(3,931,400)
Accounts payable	5,722,300	7,693,011	33,620,611
Advance from customers	16,986,750	19,085,377	3,375,769
Taxes payable	1,478,316	(5,574,048)	5,575,502
Other payables	3,232,387	-	2,576,570
Payable to supply chain solutions	4,096,141	(15,198,883)	25,608,622
Operating lease liabilities	(834,381)	(855,242)	(952,495)
Accrued expenses and other current liabilities	(1,569,395)	1,501,078	(1,049,489)
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	35,499,780	(28,952,923)	23,857,102

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(503,957)	(652,585)	(186,705)
Purchase of intangible assets	(44,029)	(74,710)	(18,281)
Cash (paid) received in connection with Nami acquisition	-	-	(7,007,905)
Cash paid in connection with acquisition, net of cash received	-	(530,322)	-
Cash received on disposal of discontinued operations	-	-	14,950,730
Proceeds from sale of short-term investments	103,458,984	78,595,280	4,894,270
Proceeds from sale of Long-term investment	7,061,233	-	-
Proceeds from investment in debt securities	14,366,013	-	-
Purchase of short-term investments	(104,365,028)	(51,567,746)	(39,526,099)
Purchase of Long-term investments	-	(7,430,511)	-
Collection of loans to third parties	-	-	1,643,203
Proceeds from disposal of subsidiary	71,514	-	-
Loans to third parties	(229,161)	(501,905)	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	19,815,569	17,837,501	(25,250,787)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	1,553,471	445,831	784,609
Proceeds from issuance of common shares and pre-funded warrants	-	-	70,794,465
Proceeds from third-party loans	1,977,145	36,770,626	-
Repayment of short-term bank loans	(29,961)	(1,239,983)	-
Repayment of third-party loans	(2,277,954)	(41,491,973)	-
Repayment to related parties	-	(10,097)	(1,803,374)
Repayment of loan from related parties	(8,028,965)	(2,500,000)	-
Purchase of treasury shares	94,252	(355,844)	-
Capital contribution from non-controlling interest	(35,290)	37,116	751,841
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(6,747,302)	(8,344,324)	70,527,541

EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH EQUIVALENTS	(1,234,680)	(4,848,722)	294,928
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	47,333,367	(24,308,468)	69,428,784

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH FROM CONTINUING OPERATIONS-BEGINNING	67,318,573	91,627,041	22,198,257

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH FROM CONTINUING OPERATIONS-ENDING	$114,651,940	$67,318,573	$91,627,041

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income taxes	$4,530,963	$10,385,495	$5,546,082
Cash paid for interest	$29,961	$496,932	$370,356

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Repayment payable for business disposition	279,037	-	-
Receivable from disposal of subsidiary	$-	$289,973	$-
Lease liabilities arising from obtaining right-of-use assets	295,220	4,070,163	-
Issuance of shares for share-based compensation	$-	$-	$71,175

CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS ARE COMPRISED OF THE FOLLOWING:
Cash and cash equivalents	$114,454,844	$63,901,329	$91,447,620
Restricted cash	197,096	3,417,244	179,421
Total cash, cash equivalents and restricted cash	$114,651,940	$67,318,573	$91,627,041

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

The Company began to conduct its financial services business in 2019 through the Group’s subsidiaries and VIEs, Fintech (Shanghai) Digital Technology Co., Ltd. (“Fintech”), Beijing Hengtai Puhui Information services Co., Ltd. (“Hengpu”), Shanghai Luyao Financial Consulting Co., Ltd (“Nami Shanghai”) and their subsidiaries. The Company provides a set of technology-driven customized financing solutions to small-and mid-size enterprises (“SME’s”) through Hengpu, Fintech, Nami and their subsidiaries. Hengpu and Fintech provide comprehensive financing solutions for SMEs, while Nami facilitates the matching of investors and SMEs. The Company commenced a technology-driven integrated supply chain solution through Fintech and its subsidiaries in January 2020 by involving the sales transactions. The Group commenced a technology-driven integrated supply chain solution through Fintech and its subsidiaries in January 2020 by involving the sales transactions. The Company launched supply chain trading business in July 2021 after generating high-quality customer and resources through its supply chain solution business.

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

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (CONTINUED)

As of December 31, 2023, the Company’s subsidiaries and consolidated VIEs are as follows:

	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest
Subsidiaries
NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd. (“NiSun BVI”)	July 12, 2019	BVI	100%
NiSun International Enterprise Management Group (Hong Kong) Co., Limited (“NiSun HK”)	July 12, 2019	Hong Kong	100%
Nisun (Shandong) Industrial Development Co., Ltd (“Nisun Shandong” or “WFOE”)	December 15, 2020	PRC	100%
NingChen (Shanghai) Enterprise Management Co., Ltd.(“NingChen”)	July 12, 2019	PRC	100%
Shandong Taiding International Investment Co., Ltd. (“Taiding”)	November 12, 2019	PRC	80%
Nami Holding (Cayman) Co., Ltd (“Nami Cayman”)	April 09, 2019	Cayman Islands	100%
Nami Holding (Hong Kong) Co., Limited (“Nami HK”)	May 02, 2019	Hong Kong	100%
Shanghai Naqing Enterprise Management Co., Ltd (“Naqing” or “WFOE”)	April 10, 2019	PRC	100%
NiSun Ocean (Qingdao) Supply Chain Investment Co., Ltd.(“Nisun Ocean”)	July 30, 2021	PRC	100%
Zhumadian NiSun Supply Chain Management Co., Ltd.(“Nisun ZMD”)	December 29, 2021	PRC	100%
Nisun (Beijing) Supply Chain Management Co., Ltd.(“Nisun Beijing”)	November 07, 2022	PRC	100%
NiSun Haiyuan (Qingdao) Supply Chain Co., Ltd.(“Nisun Haiyuan”)********	June 08, 2022	PRC	51%
Qingdao Sailang International Trade Co., Ltd.(“Sailang”)	July 31, 2022	PRC	100%
Rizhao Sailang Mining Co., Ltd.(“RZ Sailang”)	July 31, 2022	PRC	100%
NiSun Supply Chain Management (Mishan) Co., Ltd.(“Nisun MS”)	March 14, 2022	PRC	100%
Gansu Zhonghexi Trading Co., Ltd.(“Gansu Zhonghexi”)	July 31, 2022	PRC	65%
Shanghai Keqiya International Trade Co., Ltd..(“Keqiya”)	June 07, 2023	PRC	100%
Fanningke Digital Technology (Shanghai) Co., Ltd.(“Fanningke”)	July 20, 2023	PRC	100%
Fanshengke Supply Chain (Shanghai) Co., Ltd.(“Fanshengke”)	July 28, 2023	PRC	100%
Fintech (Henan) Trading Co., Ltd.(“Henan Trading”)	April 03, 2023	PRC	100%

VIEs
Fintech (Shanghai) Digital Technology Co., Ltd. (“Fintech Shanghai”)	July 12, 2019	PRC	100%
Beijing Hengtai Puhui Information Services Co., Ltd (“Hengpu”)	December 31, 2019	PRC	100%
Shanghai Luyao Financial Consulting Co., Ltd. (“Luyao Shanghai”)*********	June 04, 2015	PRC	100%

Subsidiaries of the VIEs
Khorgos Fintech Network Technology Co., Ltd. (“Khorgos”)	July 12, 2019	PRC	100%
Jilin Province Lingang Supply Chain Management Co., Ltd (“Lingang”)	November 27, 2019	PRC	100%
NiSun Family Office (Guangzhou) Co., Ltd. (“Guangzhou”)**	October 29, 2019	PRC	100%

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (CONTINUED)

	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest
Hangzhou Fengtai Supply Chain Management Co., Ltd. (“Fengtai”)	December 31, 2019	PRC	100%
Dunhua Midtown Asset Management Registration Center Co., Ltd. (“Midtown”)*	December 31, 2019	PRC	100%
Nanjing Nisun Gold Co., Ltd. (“Nisun Gold”)	December 10, 2020	PRC	100%
Fintech (Henan) Supply Chain Management Co., Ltd. (“Fintech Henan”)	August 26, 2020	PRC	100%
Fintech (Jiangsu) Supply Chain Management Co., Ltd. (“Fintech Jiangsu”)	November 06, 2020	PRC	100%
Fintech (Shandong) Supply Chain Management Co., Ltd. (“Fintech Shandong”)	November 04, 2020	PRC	100%
Fanlunke Supply Chain Management (Shanghai) Co., Ltd. (“Fanlunke Shanghai”)	December 29, 2020	PRC	100%
Shanxi Fintech Supply Chain Management Co., Ltd (“Fintech Shanxi”)***	December 30, 2020	PRC	100%
Jilin Province Lingang Hengda Supply Chain Management Co., Ltd. (“Lingang Hengda”)	August 18, 2020	PRC	100%
Fintech Supply Chain Management (Ningbo) Co., Ltd. (“Fintech Ningbo”)	January 25, 2021	PRC	100%
Inner Mongolia Fintech Supply Chain Management Co., Ltd. (“Fintech Mongolia”)****	January 15, 2021	PRC	70%
Jiangxi Fintech Supply Chain Management Co., Ltd. (“Fintech Jiangxi”)*****	May 10, 2021	PRC	100%
Fintech Supply Chain Management (Shanxi) Co., Ltd. (“Fintech SX”)******	May 6, 2021	PRC	100%
Liaogang NiSun (Yingkou) Supply Chain Management Co., Ltd.(“Liaogang Yingkou”)	September 03, 2018	PRC	51%
Liaogang NiSun (Shanghai) Supply Chain Management Co., Ltd.(“Liaogang SH”)*******	September 30, 2021	PRC	51%
Fintech (Zibo) Supply Chain Management Co., Ltd. (“Fintech Zibo”)	October 26,2021	PRC	100%
Fintech Supply Chain Management (Anhui) Co., Ltd.(“Fintech Anhui”)	June 06, 2022	PRC	100%
Fintech Supply Chain Management (Shenzhen) Co., Ltd.(“Fintech Shenzhen”)	November 21,2022	PRC	100%
Henan NiSun Huaixiang Food Co., Ltd (“Nisun Huaixiang”)*****	December 29,2022	PRC	100%

*	The entity was deregistered on February 19, 2021. Since the entity did not have significant operations, the deregistration did not have a material impact to the Group’s consolidated financial statements for the years ended December 31, 2021.

**	The entity was deregistered on June 04, 2021. Since the entity did not have significant operations, the deregistration did not have a material impact to the Group’s consolidated financial statements for the years ended December 31, 2021.

***	The entity was deregistered on February 06, 2023. Since the entity did not have significant operations, the deregistration did not have a material impact to the Group’s consolidated financial statements for the years ended December 31, 2023, 2022 and 2021.

****	The entity was deregistered on November 04, 2022. Since the entity did not have significant operations, the deregistration did not have a material impact to the Group’s consolidated financial statements for the years ended December 31, 2023, 2022 and 2021.

*****	The entity was deregistered on May 12, 2023. Since the entity did not have significant operations, the deregistration did not have a material impact to the Group’s consolidated financial statements for the years ended December 31, 2023, 2022 and 2021.

******	The entity was deregistered on July 18, 2023. Since the entity did not have significant operations, the deregistration did not have a material impact to the Group’s consolidated financial statements for the years ended December 31, 2023, 2022 and 2021.

*******	The entity was deregistered on October 17, 2023. Since the entity did not have significant operations, the deregistration did not have a material impact to the Group’s consolidated financial statements for the years ended December 31, 2023, 2022 and 2021.

********	The entity was deregistered on December 21, 2023. Since the entity did not have significant operations, the deregistration did not have a material impact to the Group’s consolidated financial statements for the years ended December 31, 2023, 2022 and 2021.

*********	The entity changed its company name from Shanghai Nami Financial Consulting Co., Ltd. to Shanghai Luyao Financial Consulting Co., Ltd. (“Luyao Shanghai”) on September 23, 2022.

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

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIEs and their subsidiaries taken as a whole, which were included in the Group’s consolidated financial statements for continuing operations with intercompany balances and transactions eliminated between the VIEs and their subsidiaries:

	December 31, 2023	December 31, 2022	December 31, 2021
Total current assets	$186,180,819	$138,221,303	$159,234,732
Total assets	$190,452,203	$150,451,534	$160,885,760
Total current liabilities	$84,230,663	$64,325,004	$90,440,038
Total liabilities	$85,991,758	$67,371,528	$90,589,026

	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Revenue generated from services	$106,659,899	$101,751,348	$92,067,474
Revenue generated from sales	185,461,514	117,275,333	68,132,237
Total revenue	$292,121,413	$219,026,681	$160,199,711
Net income from continuing operations	$23,634,372	$18,180,563	$33,612,404

	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Net cash (used in) provided by operating activities	$31,958,893	$(16,212,682)	$525,753
Net cash provided by investing activities	$3,394,659	$17,767,612	$569,301
Net cash (used in) provided by financing activities	$141,225	$(287,123)	$(919,642)

As of December 31, 2023, there were no consolidated assets of the VIEs that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations. There were no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Group in the normal course of business. The Group neither provides nor intends to provide additional financial or other support not previously contractually required to the VIEs and subsidiaries of the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of its net assets, equivalent to the balance of its paid-in capital, capital reserve and statutory reserves, to the Group in the form of loans, advances or cash dividends. Please refer to Note 21 for disclosure of restricted net assets.

Non-controlling interests

Non-controlling interests are recognized to reflect the portion of the equity that is not attributable, directly, or indirectly, to the Group. Non-controlling interests are presented as a separate component of equity in the consolidated balance sheets and statements of operations and other comprehensive income (loss) are attributed to controlling and non-controlling interests. As of December 31, 2023, non-controlling interests primarily relate to the 20% equity interest in Taiding, 49% equity interest in Liaogang Yingkou, and the 35% equity interest in Gansu Zhonghexi. As of December 31, 2022, non-controlling interests primarily relate to the 20% equity interest in Taiding, 49% equity interest in Liaogang Yingkou, 49% interest in Nisun Haiyuan, and the 35% equity interest in Gansu Zhonghexi.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Uses of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during each reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include: the allowance for credit losses, the valuation of inventory, realizability of deferred tax assets, estimated useful lives of fixed assets, intangible assets and right-of-use assets and fair values in connection with the impairment of property and equipment, the valuation of intangible assets and goodwill, accruals for income tax uncertainties, and the determination of fair values related to business acquisitions and investments.

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

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Disposal of subsidiary

On December 28, 2022, the Group sold all its equity interests in Youjiatian to Shandong Yongdao Zhihe property management Co., Ltd, which was acquired on January 14, 2022, for cash consideration of $289,973 (RMB 2 million), which was collected subsequently on January 17, 2023. The disposition resulted in a gain from disposition of $86,159 for the year ended December 31, 2022. The disposal of this subsidiary did not have a significant effect on the Group’s operations and financial results. In fiscal year 2022, the disposed subsidiary had a sales of US$4,589,710 with a loss before income tax of US$196,468. As the other shareholder of Youjiatian, Xu Guifeng, did not agree to the transfer of the equity interest in Youjiatian to Shandong Yongdao Zhihe, on November 24, 2023, the Group received US$71,514 (RMB510,000) in cash from Xu Guifeng as consideration for the transfer of the Company’s holding of the equity interest in Youjiatian. On January 9, 2024, the Group returned to Shandong Yongdao Zhihe the cash amount of US$279,037 (RMB2,000,000).

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

The Group’s revenue for the years ended December 31, 2023, 2022 and 2021 were generated $378,790,712, $221,790,445 and $160,199,711 in the Chinese Mainland and $7,880,187, $12,383,820 and nil in Hongkong. The following table illustrates the disaggregation of revenue in 2023, 2022, and 2021 under ASC 606:

	For the year ended December 31,
	2023	2022	2021
Revenue generated from services:
Small and Medium Enterprise financing solutions	$101,823,899	$87,269,959	$87,133,963
Supply Chain financing solutions	6,153,645	3,542,592	4,930,289
Other financing solutions	-	-	3,222
Total revenue generated from services	107,977,544	90,812,551	92,067,474
Revenue generated from sales:
Supply chain trading business	278,693,355	143,361,714	68,132,237
Total	$386,670,899	$234,174,265	$160,199,711

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

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Supply chain solutions: For the year ended December 31, 2023, 2022, and 2021 the Group also offered supplier chain financing advisory services to suppliers and merchants. Pursuant to the agreements with related suppliers, the Group earns advisory fees when suppliers receive the financing and the advisory fee is calculated as a fixed charge rate with the amount of the financing (prorated by the period length). The Group believes such arrangement represents a performance obligation that is satisfied at a point in time, therefore, the supplier chain advisory fees are recognized as revenue when the suppliers receive the financing.

Disaggregation of revenue from financial services

The Group derives revenue primarily from one-time commissions and recurring service fees paid by clients or financial product providers. The following tables show the revenue from financial services disaggregated by nature for the year ended December 31, 2023, 2022 and 2021:

	For the year ended December 31,
	2023	2022	2021
One-time commission fees	$107,977,544	$90,812,551	$90,853,014
Recurring service fees	-	-	1,214,460
Total	$107,977,544	$90,812,551	$92,067,474

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

For the year ended December 31, 2023, 2022 and 2021, the Group commenced a supply chain trading business, which involves acquiring products, primarily agriculture and chemical products, from suppliers at customers’ requests in most cases and selling them directly to customers. Sales contracts are entered into with each individual customer. The Group recognizes the product sales revenues from the supply chain trading business on a gross basis as the Group is acting as a principal in these transactions as the Group (i) is responsible for fulfilling the promise to provide the specified goods, (ii) is responsible for inventory risks and (iii) has discretion in establishing price. Revenues are recorded net of value-added taxes, or VAT. Revenue from the sale of goods is recognized at a point in time when the products are delivered and title passes to customers.

Practical expedience

The Group has applied the practical expedient for certain revenue streams to exclude the value of remaining performance obligations for (i) contracts with an original expected term of one year or less or (ii) contracts for which the Group recognizes revenue in proportion to the amount the Group has the right to invoice for services performed.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, money market fund investments, time deposits, as well as highly liquid investments, which have original maturities of three months or less.

Restricted Cash

The Group had restricted cash of $197,096 and $3,417,244 as of December 31, 2023 and December 31, 2022. In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts presented in the statement of cash flows.

Short-term investments

The Group’s short-term investments include investments in enterprise wealth management products issued by commercial banks and national financial institutions that have a stated maturity within one year and normally pay a prospective fixed interest rate. , structure deposits issued by commercial banks that have relatively high interest rate, and the non-standard debt securities or asset backed securities, issued by some of Chinese local qualified issuers in the local or provincial financial assets exchanges, guaranteed by local qualified guaranty companies in the exchanges.

The wealth management products, issued by commercial banks and national financial institutions, are unsecured and primarily invested in financial instruments with high credit ratings and good liquidity in the interbank and exchange markets, including but not limited to debt securities issued by financial institutions, central bank bills, interbank and exchange-traded bonds, and asset backed securities.

The non-standard debt securities or asset backed securities, are unsecured and primarily invested in the credit risk mitigation funds, with underlying assets of bridge loans to small and medium-size enterprises with credit renewal agreement with local commercial banks, and some underlying debt instruments, mainly from national or local real estate developers, both issued by the qualified issuers in the local or provincial financial assets exchanges. Such debt securities or asset backed securities, bearing relatively high interest rate, have various maturity terms, from one month to one year. The principle and interests are paid upon maturity. Such investments have been classified as “held to maturity” by the management, and have been measured at amortized cost, and have been subject to the assessment of current estimated credit losses at least annually.

Investments in non-marketable asset management products issued by banks and financial institutions (the issuers) with original maturities of one year are classified as investment securities – held to maturity (“HTM”). The Group’s asset management products are managed by banks and financial institutions and invested in fixed-income financial products that are permitted by the China Securities Regulatory Commission (“CSRC”). The investment portfolios of these products are not disclosed to the Group by the banks or financial institutions.

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

Transfers into or out of the fair value hierarchy classifications are made if the significant inputs used in the financial models measuring the fair value of the assets and liabilities became unobservable or observable in the current marketplace. These transfers are considered to be effective as of the beginning of the period in which they occur. The Group did not transfer any assets or liabilities in or out of Level 2 and Level 3 during the years ended December 31, 2023 and 2022.

Fair value measurements on a recurring basis

As of December 31, 2023, the financial instruments measured at fair value on a recurring basis are as follows:

	Fair value as of December 31,	Fair value measurement at reporting date
Description	2023	(Level 1)	(Level 2)	(Level 3)
Short-term investments:
Wealth management products and structure deposits	$12,788,629	$-	$12,788,629	$-
Total	$12,788,629	$-	$12,788,629	$-

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

As of December 31, 2022, the financial instruments measured at fair value on a recurring basis are as follows:

	Fair value as of December 31,	Fair value measurement at reporting date
Description	2022	(Level 1)	(Level 2)	(Level 3)
Short-term investments:
Wealth management products and structure deposits	$11,700,400	$-	$11,700,400	$-
Long-term investments:
Structure deposits	7,249,319	-	7,249,319	-
Total	$18,949,719	$-	$18,949,719	$-

Accounts receivable

In January 2022, the Group adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for doubtful accounts, which replaces the previous incurred loss impairment model. The Group’s estimation of allowance for doubtful accounts considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Group assesses collectibility by pooling receivables that have similar risk characteristics and evaluates receivables individually when specific receivables no longer share those risk characteristics. For receivables evaluated individually, when it is determined that foreclosure is probable or when the debtor is experiencing financial difficulty at the reporting date and repayment is expected to be provided substantially through the operation or sale of collateral, expected credit losses are based on the fair value of the collateral at the reporting date. The adoption of ASC 326 did not have a material impact on the Group’s financial position, results of operations and cash flows. The consolidated financial statements for the year ended December 31, 2021 were not retrospectively adjusted. The allowance for doubtful accounts were $1,225,481 and $901,010 as of December 31, 2023 and 2022, respectively. The Group writes off accounts and contract receivables against the allowance when a balance is determined to be uncollectible.

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

Advances to suppliers

The Group advances funds to certain suppliers for purchases of finished goods. These advances are interest free, unsecured and short term in nature and are reviewed periodically to determine whether their carrying value has become impaired. For the years ended December 31, 2023, 2022 and 2021, the Group recorded an allowance of $3,982,991 , $4,186,385 , nil, respectively.

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

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Stock-based compensation

The Group accounts for share-based compensation in accordance with ASC Topic 718, Compensation-Stock Compensation: Overall, (“ASC 718”).

In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are measured based on their grant date fair values and recognized as compensation expense over the requisite service period and/or performance period in the consolidated statements of operations.

The Group recognizes share-based compensation based on the fair value of equity awards on the date of the grant, with compensation expense recognized using a straight-line vesting method over the requisite service periods of the awards, which is generally the vesting period. The expected life assumption is primarily based on historical exercise patterns and employee post-vesting termination rates. The risk-free interest rate for the expected term of an option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is based on the Company’s current and expected dividend policy.

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

The investment held by the Group as of December 31, 2023 and 2022 represented the Group’s 23.08% equity interest in Wenzhou Jinda Holding Co., Ltd (“Jinda”). The Group considers it has significant influence over Jinda due to the level of ownership and its participation in their significant business operating and strategic decisions. Accordingly, the Group accounts for the investment using the equity method. For the years ended December 31, 2023, 2022 and 2021, the Group did not receive any dividends from this investment. For the year ended December 31, 2023, the Group recognized its share of gain in Jinda of $5,909. For the years ended December 31, 2022 and 2021, the Group recognized its share of loss in Jinda of $44,030, and $41,379 respectively.

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

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as significant adverse changes to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the remaining useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the years ended December 31, 2023, 2022 and 2021.

Goodwill

Goodwill represents the excess of the consideration over the fair value of the identifiable assets and liabilities acquired at the date of acquisition. In January 2017, the FASB issued ASU 2017-04, “Intangibles—Goodwill and Other (Topic 350), simplifying the test for goodwill impairment”. The guidance removes Step 2 of the goodwill impairment test, which required a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value. The Group tests goodwill at least annually for impairment at the reporting unit level. A reporting unit is the operating segment, or one level below that operating segment (the component level) if discrete financial information is prepared and regularly reviewed by management. However, components are aggregated as a single reporting unit if they have similar economic characteristics. The Group recognizes an impairment charge if the carrying amount of a reporting unit exceeds its fair value and the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill. When a portion of a reporting unit is disposed, goodwill is allocated to the gain or loss on disposition based on the relative fair values of the business or businesses disposed and the portion of the reporting unit that will be retained. For the years ended December 31, 2023, 2022 and 2021, the Group has recognized goodwill impairment charges is $5,488,816, $777,329 and nil.For the goodwill impairment recognized during the year ended December 31, 2023, the Group recorded $5,488,816 for Hengpu.

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

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Research and development expenses

Research and development expenses mainly consist of salary and welfare benefits and bandwidth costs incurred for the development and enhancement to the Group’s websites and platform applications. Research and development expenditures are expensed as incurred. Research and development expenses were $1,093,457, $1,563,718, and $1,599,728 for the years ended December 31, 2023, 2022 and 2021, respectively.

Income taxes

The Group’s subsidiaries in China are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC and Hong Kong for the years ended December 31, 2023, 2022 and 2021. The Group accounts for income tax under FASB ASC Section 740 which utilizes the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the differences between financial statement carrying amounts of assets and liabilities versus the tax basis of assets and liabilities. Deferred tax assets are also provided for carryforward losses which can be used to offset future taxable income. Deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. A valuation allowance is established against net deferred tax assets when it is more likely than not that some portion or all of the net deferred tax asset will not be realized. The Group provided a valuation allowance of $766,475 and $1,566,959 on the net deferred tax assets as of December 31, 2023 and 2022, respectively.

The Group continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest related to underpayment of income taxes for uncertain tax positions are classified as income tax expense in the period incurred. No penalties or interest relating to uncertain tax positions has been incurred during the years ended December 31, 2023, 2022 and 2021. As of December 31, 2023, the tax years ended December 31, 2021 through December 31, 2023 for the Group’s PRC subsidiaries remain open for statutory examination by PRC tax authorities and HK tax authorities.

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

	December 31, 2023	December 31, 2022	December 31, 2021

Balance sheet items, except for equity accounts	US$1=RMB 7.0999	US$1=RMB 6.8972	US$1=RMB 6.3726
Items in the statements of operations and cash flows	US$1=RMB 7.0809	US$1=RMB 6.7290	US$1=RMB 6.4508
Balance sheet items, except for equity accounts	US$1=HKD 7.8015	US$1=HKD 7.8015	US$1=HKD 7.7996
Items in the statements of operations and cash flows	US$1=HKD 7.8306	US$1=HKD 7.8306	US$1=HKD 7.7727

Statutory reserves

In accordance with the relevant regulations and their articles of association, subsidiaries of the Group incorporated in the PRC are required to allocate at least 10% of their after-tax profit determined based on the PRC accounting standards and regulations to the general reserve until the reserve has reached 50% of the relevant subsidiary’s registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the respective company. These reserves can only be used for specific purposes and are not transferable to the Group in the form of loans, advances or cash dividends. As of December 31, 2023, and 2022, appropriations to the general reserve were $11,564,250 and $9,167,845, respectively. No appropriations to the enterprise expansion fund or staff welfare and bonus fund have been made by the Group.

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

The Reverse Share Split

On May 2, 2023, the Board of Directors of the Group approved a reverse share split of the Group’s authorized shares (the “Reverse Share Split”) at the ratio of one-for-ten. The Reverse Share Split was effective on May 18, 2023 to enable the Group to meet the NASDAQ continued listing standards relating to the minimum bid price (with which the Group was previously advised it was non-compliant). As a result, the Group’s issued and outstanding shares was decreased.

Except where otherwise specified, all number of shares, share prices and per share data in the consolidated financial statements and the notes to the consolidated financial statements have been retroactively restated as if the Reverse Share Split occurred at the beginning of the periods presented.

Employee benefits

The full-time employees of the Group’s PRC subsidiaries are entitled to staff welfare benefits including medical care, housing fund, pension benefits and unemployment insurance, which are governmental mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued.

Credit risk and concentrations

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and accounts receivable. As of December 31, 2023, and 2022, $ 114,651,940 and $ 67,318,573 of the Group’s cash and cash equivalents and restricted cash was on deposit at financial institutions in the PRC and Hong Kong, which the management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits for each account in each bank in RMB and in foreign currency placed with them for up RMB 500,000 (USD $70,424 ). Such Deposit Insurance Regulations would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the coverage limit. However, the Group believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in China and the Group believes that the Chinese banks that hold the Group’s cash and cash equivalents, restricted cash and short-term investments are financially sound based on public available information. In Hong Kong, the DPS is established under the Deposit Protection Scheme Ordinance (DPS Ordinance). In case a member bank of DPS (a Scheme member) fails, the DPS will pay compensation up to a maximum of HK$500,000 (approximately US$ 64,013 ) to each depositor of the failed Scheme member. Balances in excess of the insured amounts as of December 31, 2023 were approximately $110,968,651.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Net earnings (loss) per share

The Group computes earnings (loss) per share (“EPS”) in accordance with FASB ASC 260, “Earnings per Share” (“ASC 260”). Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding (including pre-funded warrants) for the period. For the calculation of diluted net income per share, the weighted average number of ordinary shares is adjusted by the effect of dilutive potential ordinary shares, including unvested RSUs and ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method. The effect mentioned above is not included in the calculation of the diluted income/(loss) per share when inclusion of such effect would be anti-dilutive. For the years ended December 31, 2023, 2022, and 2021, there were no dilutive outstanding instruments.

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

Reclassification

For comparability purposes with the Group’s consolidated financial statements as of and for the year ended December 31, 2023, goodwill impairment for the year ended December 31, 2022, was reclassified from general and administrative expenses and presented as a separate line item. The reclassification has no impact on the income statements, earning per shares and the overall consolidated financial statements.

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

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. ASU 2023-07 is designed to improve the reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the CODM. The new standard is effective for the Group for its fiscal year beginning January 1, 2025, with early adoption permitted. The Group does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 expands existing income tax disclosures for rate reconciliations by requiring disclosure of certain specific categories and additional reconciling items that meet quantitative thresholds and expands disclosures for income taxes paid by requiring disaggregation by certain jurisdictions. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The Group is currently evaluating the impact of adopting the standard and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

Note 3 — SHORT-TERM INVESTMENTS

The following table summarizes the Group’s short-term investments as of December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Wealth management products, cost	$12,394,541	$10,830,482
Structured deposits	-	724,932
Add: Accrued interest receivable	394,088	144,986
Total short-term investments	$12,788,629	$11,700,400

As of December 31, 2023 and 2022, short-term investments consist of investments in wealth management products issued by financial institutions of which the underlying assets are loans receivable or capital lease receivables and investments in structured deposits issued by a commercial bank. All the short investments have a stated maturity within 12 months and pay the prospective rates of return ranging from 2.25% to 9.5%. The Company recorded investment income on the products of $1,134,178 , $1,412,101 and $816,948 for the years ended December 31, 2023, 2022 and 2021, respectively.

Note 4 — ACCOUNTS RECEIVABLE, NET

The accounts receivable consists of the following:

	December 31, 2023	December 31, 2022
Accounts receivable from services	$13,411,519	$14,373,341
Accounts receivable from sales	8,934,757	5,459,015
Total	22,346,276	19,832,356
Less: allowance for doubtful accounts	(1,225,481)	(901,010)
Accounts receivable, net	$21,120,795	$18,931,346

Movement of the allowance for doubtful accounts for accounts receivable and contract assets is as follows:

Year ended December 31, 2023
Balance as of January 1	$901,010
Provisions for doubtful accounts	350,195
Changes due to foreign exchange	(25,724)
Balance as of December 31	$1,225,481

As of the date of the report, 79% of the accounts receivable as of 31 December 2023 had been collected and the remaining uncollected amounts had been subject to allowance for doubtful accounts based on credit impairment loss calculations.

Note 5 — ADVANCE TO SUPPLIERS

As of December 31, 2023, and 2022, the balance of advance to suppliers amounted to $38,602,304 and $46,968,549 , respectively. For the year ended December 31, 2023, the Company provided $ 3,982,991 for an allowance for doubtful accounts for those outstanding advances to suppliers due to non-delivery and non-refund of prepayments by the supplier, the Company initiated a lawsuit in September 2022 with unsatisfactory mediation results and expects to re-initiate the lawsuit. For the year ended December 31, 2022, the Company provided $4,186,385 for an allowance for doubtful accounts.

On March 23, 2023, the Group filed a lawsuit against Linyi Jinlong Cold Storage Factory (“Linyi Jinlong”), a supplier of the Group’s subsidiary, Fintech (Zibo) Supply Chain Management Co. Ltd. (“Fintech Zibo”), for purchasing frozen pork cuts from Linyi Jinlong in the amount of $1,117,664 (RMB7.71 million), which had been paid, and the Company demanded a refund or return of the goods due to the quality of the goods not being up to the required standard, which has not been properly dealt with by Linyi Jinlong. Considering that the recovery of the amount is unlikely, the financial statements provide full allowance for this prepayment.

Note 6 — RECEIVABLES FROM SUPPLY CHAIN SOLUTIONS

As of December 31, 2023, and 2022, the balance of receivables from supply chain solutions amounted to $59,167,029 and $43,475,981, respectively. The aging of these financing receivables is generally within 12 months. For the year ended December 31, 2023, the Company provided a $2,323,289 allowance for credit losses for those outstanding receivables from supply chain solutions due to accounting estimates based on Current Expected Credit Loss. For the year ended December 31, 2022, the Company provided a $673,300 allowance for doubtful accounts for those outstanding receivables from supply chain solutions due to the possibility that some customers may not be able to pay their outstanding debts, and remaining outstanding receivables from supply chain solutions are secured by assets or are collected after December 31, 2022.

Note 7 — INVENTORIES

The inventories consist of the following:

	December 31, 2023	December 31, 2022
Raw materials	$1,882,987	$339,665
finished goods	29,070,596	31,270,212
Inventories	$30,953,583	$31,609,877

The Company consistently monitors its inventory for potential obsolete products. Any loss on damaged items is immaterial and will be recognized immediately. As a result, no reserve was made for inventory as of December 31, 2023 and 2022.

Note 8 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	December 31, 2023	December 31, 2022
Transportation equipment	$1,253,545	$1,103,604
Office equipment	152,230	107,504
Electronic equipment	267,120	199,420
Leasehold improvements	240,149	368,012
Subtotal	1,913,044	1,778,540
Less: accumulated depreciation	(1,031,768)	(1,058,966)
Property and equipment, net	$881,276	$719,574

Depreciation expense was $349,696 , $353,298 and $200,655 for the years ended December 31, 2023, 2022 and 2021, respectively.

Note 9 — INTANGIBLE ASSETS, NET

The following is a summary of intangible assets as of December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Software	$571,541	$543,137
Technology	4,183,158	4,306,095
Total intangible assets	4,754,699	4,849,232
Less: accumulated amortization	(3,871,871)	(3,053,998)
Intangible assets, net	$882,828	$1,795,234

Amortization expense was $907,490, $934,457 and $971,453 for the years ended December 31, 2023, 2022 and 2021, respectively.

Amortization expense for the next four years are as follows：

Amortization expense
2024	$732,137
2025	65,132
2026	41,995
2027	43,564
TOTAL	882,828

Note 10 — INVESTMENT IN LIMITED PARTNERSHIP

During the year end December 31, 2020, the Group invested, as a limited partner, $15,962,799 (RMB101,724,531) into a Limited partnership (“LP”), which invests the funds in debt securities of private companies. Pursuant to the agreement, the LP’s investment in debt securities have a fixed interest rate of 8% for a term of 5 years. The interest is due on an annual basis. The Group values its investment in the LP using the equity method and classified it as long-term according to ASC Topic 323. On April 28, 2023, the Group revised the partnership agreement with the general partner to transfer all of its investment in the limited partnership to Tai’an Lakeshore Investment Co., Ltd, which is the minority limited partner. The purchase price was approximately $15,368,555 (RMB 106 million) in cash, which was paid on May 10, 2023. The disposition results in a gain from disposition of approximately $77,200 (approximately RMB 532 thousand). As of December 31, 2023, the carrying value of this investment was nill. As of December 31, 2022, the carrying value of this investment was $14,913,539, consisting of the principal balance of $14,748,671 and interest receivable of $164,868. For the year ended December 31, 2023, 2022 and 2021, the Group recognized investment income from this investment of $443,211, $837,861 and $892,308,, respectively. For the years ended December 31, 2023, 2022 and 2021, the Group received cash distributions of $528,612, $820,072 and $799,569, respectively. For the years ended December 31, 2023, 2022 and 2021, the Group did not recognize any impairment loss for the investment in the LP.

Note 11 — Goodwill

Changes in the carrying amount of goodwill by segment for the years ended December 31, 2023 and 2022 were as follows:

	Acquisition of Fintech	Acquisition of Hengpu	Acquisition of Nami	Total
Balance as of December 31, 2022(i)	4,585,321	6,593,272	12,635,412	23,814,005
Goodwill allowance (ii)	-	(5,488,816)	-	(5,488,816)
Foreign currency translation adjustments	(130,910)	(173,559)	(360,737)	(665,206)
Balance as of December 31, 2023	$4,454,411	$930,897	$12,274,675	$17,659,983

(i)	The goodwill associated with the Fintech Acquisition and Hengpu Acquisition was initially recognized at the acquisition closing date on December 31, 2019. The goodwill associated with the Nami Acquisition and Hengpu Acquisition was initially recognized at the acquisition closing date on May 31, 2020.

(ii)	For the goodwill impairment recognized during the year ended December 31, 2023, the Group recorded $5,488,816 for Hengpu.

Note 12 — LONG-TERM INVESTMENTS

As of December 31, 2023, and 2022, the balance of long-term investment amounted to nil and $7,249,319, respectively. As of December 31, 2023, early redemption of outstanding long-term investments and no new long-term investments. As of December 31, 2022, long-term investments consist of investments in structured deposits issued by a commercial bank. All the long-term investments have a stated maturity of more than 12 months and pay the prospective rate of 3.33%. The Company recorded interest income on these investments of 133,818 and $92,491 for the year ended December 31, 2023 and 2022, respectively.

Note 13 — SHORT TERM BANK LOANS

Short-term bank loans consisted of the following loans:

Lender	December 31, 2023	Term	Effective Interest Rate
Industrial and Commercial Bank of China (ICBC)	422,541	November 20, 2023 to November 20, 2024	3.45%
Dongying Bank	1,408,471	November 03, 2023 to November 03, 2024	6.90%
China Everbright Bank	$140,847	January 12, 2023 to January 11, 2024	4.35%
Total	1,971,859
Less: current portion	1,971,859
Long term portion	$-

Lender	December 31, 2022	Term	Effective Interest Rate
China Everbright Bank	$434,959	August 26, 2022 to August 25, 2023	4.35%
Total	434,959
Less: current portion	434,959
Long term portion	$-

All principal of the above loans as of December 31, 2023 and 2022 are due upon maturity and interest payments are due on a quarterly or monthly basis.

As of 31 December 2023, Industrial and Commercial Bank of China of $422,541 were guaranteed by Fintech Shanghai and China Everbright Bank of $140,847 were guaranteed by Jiang Peng,Qingping Lv and Fintech Shanghai.

The Group repaid $411,579 to China Everbright Bank on August 25, 2023 The Group repaid $140,847 to China Everbright Bank on January 10, 2024.

Interest expense for these loans was $30,144, $24,239 and $31,355 for the years ended December 31, 2023, 2022 and 2021, respectively.

Note 14 — LEASES

Leases are classified as operating leases or finance leases in accordance with FASB ASC 842. The Group’s operating leases are principally for office facilities. For leases with terms greater than 12 months, the Group records the related right-of-use asset and lease liability at the present value of lease payments over the term. The right-of-use asset is amortized over the life of the lease on a straight-line basis. Certain leases include rental escalation clauses, renewal options and/or termination options, which are factored into the Group’s determination of lease payments when appropriate.

Note 14 — LEASES (CONTINUED)

As of December 31, 2023, the weighted average remaining lease term was the weighted average remaining lease term was 1.03 years and the weighted average discount rate was 4.3% for the Group’s operating leases. The Group’s lease costs are included within general and administrative expenses on the consolidated statements of operations. For the year ended December 31, 2023, the amortization expense amounted to $907,422 and the interest expense amount to $125,855.

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

The future undiscounted aggregate minimum lease payments under non-cancellable operating leases are as follows as of December 31, 2023:

Year ended December 31,	Amount
2024	$953,341
2025	821,807
2026	626,909
2027	277,752
2028	-
thereafter	-
Total undiscounted future minimum lease payments	2,679,809
Less: amount representing interest	175,646
Total present value of operating lease liabilities	2,504,163
Less: current portion of operating lease liabilities	861,087
Non-current portion of operating lease liabilities	$1,643,076

Note 15 — INCOME TAXES

Taxes payable consisted of the following:

	December 31, 2023	December 31, 2022

Income tax payable	$2,400,330	$808,705
Value added tax payable	1,662,880	1,897,087
Business tax payable	20,843	19,342
Other taxes payable	61,867	23,340
Total taxes payable	$4,145,920	$2,748,474

BVI

Nisun International, formerly known as Hebron Technology, and Nisun BVI were incorporated in the BVI and are not subject to income taxes under the current laws of the BVI.

Cayman

Nami Cayman is incorporated in the Cayman Islands and is not subject to income taxes under the current laws of the Cayman Islands.

Hong Kong

Nisun HK and Nami HK are the companies registered in Hong Kong and subject to a corporate income tax rate of 8.25% on the first HK$2 million of profits and the remaining profits will be taxed at 16.5% if revenue is generated in Hong Kong. HK$1,714,103 and HK$3,572,012 pretax income was generated in Hong Kong for the years ended December 31, 2023 and 2022.

Note 15 — INCOME TAXES (CONTINUED)

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. Starting from the year ended December 31, 2020, Fintech qualified as a High-technology Company and is subject to a favorable income tax rate of 15%. Fintech’s High-technology certificate is valid for three years starting from November 2020 and subject to renewal. In accordance with the implementation rules of the Income Tax Law of the PRC, for the enterprises newly established in the Horgos Development Zone within the scope of “preferential catalogue of income tax for key industries encouraged to develop in Xinjiang’s difficult areas”, the entity shall be exempt from the enterprise income tax for five years from the tax year of the first production and operations income. Khorgos is established in the Horgos Development Zone and its income tax is eligible to be exempt for five years starting from the year ended December 31, 2019. For the year ended December 31, 2023, Jilin Lingang, Jilin Lingang Hengda, Liaogang Yingkou, Fintech Zibo Nisun Gold, Nisun Shandong, Gansu Zhonghexi, NingChen, Shanghai Naqing, RZ Sailang, Fanshengke, Henan Trading and Fanningke are subject to a favorable income tax rate of 5% due to being small and micro taxpayers. The remaining Group’s subsidiaries, VIEs and VIEs’ subsidiaries from the financial services business are subject to corporate income tax at the PRC unified rate of 25%.

i)	The components of the income tax provision (benefit) are as follows:

	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Current tax provision	$6,527,819	$4,792,026	$9,996,987
Deferred tax (benefit) provision	(710,672)	(50,172)	272,514
Total	$5,817,147	$4,741,854	$10,269,501

ii)	The following table summarizes net deferred tax assets resulting from differences between the financial accounting basis and tax basis of assets and liabilities:

	December 31, 2023	December 31, 2022
Deferred tax assets:
Provision for doubtful accounts	$1,185,047	$1,369,968
Net operating loss carry-forwards	-	214,893
Expenses not currently deductible	-	292,675
Total deferred tax assets	1,185,047	1,877,536
Less: valuation allowance	(766,476)	(1,566,959)
Net deferred tax assets	$418,571	$310,577

The change in valuation allowance for the years ended December 31, 2023, 2022 and 2021 amounted to negative $800,483 , $942,054 and $256,740, respectively.

	December 31, 2023	December 31, 2022
Deferred tax liabilities:
Intangible assets acquired from business combinations	$114,650	$291,858
Revenue not currently taxable	-	418,066
Other	-	17,402
Total deferred tax liabilities	$114,650	$727,326

Note 15 — INCOME TAXES (CONTINUED)

As the PRC does not allow the filing of consolidated tax returns, the deferred taxes relate to separate entities that file their own tax returns and therefore could not be offset with each other. The following table reconciles the China statutory rates to the Group’s effective tax rate for the years ended December 31, 2023, 2022 and 2021:

	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
China Income tax statutory rate	25.0%	25.0%	25.0%
Effect of favorable income tax rates	(4.2)%	(8.1)%	(8.3)%
Effect of temporary differences	(3.0)%	-	0.6%
Effect of non-deductible expenses	2.6%	0.1%	7.7%
Change in Valuation Allowance	3.4%	4.1%	-
Effect of net operating loss carryforwards	0.9%	-	-
Effective tax rate-continuing operations	24.7%	21.1%	25.0%

The Group continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of December 31, 2023, the tax years ended December 31, 2021 through December 31, 2023 for the Group’s PRC subsidiaries, VIEs and the subsidiaries of VIEs remain open for statutory examination by PRC tax authorities.

The per share effect of favorable income tax rates for the years ended December 31, 2023, 2022 and 2021 were $0.25, $0.16 and $1.57, respectively.

Note 16 — CONCENTRATION OF MAJOR CUSTOMERS

Substantially all of the Group’s revenue from financial services and the supply chain trading business is derived from customers that are located primarily in China. The Group has a concentration of its revenues with specific customers. For the year ended December 31, 2023, four customers accounted for 28%, 19%, 15%, and 11% of the Group’s total revenue from the financial services business and two customer accounted for 44% and 12% of the Group’s total revenue from its supply chain trading business. For the year ended December 31, 2022, five customers accounted for 18%, 16%, 15%, 13% and 13% of the Group’s total revenue from the financial services business and one customer accounted for 29% of the Group’s total revenue from its supply chain trading business. For the year ended December 31, 2021, two customers accounted for 37% and 15% of the Group’s total revenue from the financial services business and two customers accounted for 71% and 10% of the Group’s total revenue from its supply chain trading business. As of December 31, 2023, three customers accounted for approximately 23%, 19% and 16% of the Group’s total accounts receivable balance. As of December 31, 2022, two customers accounted for approximately 20% and 11% of the Group’s total accounts receivable balance.

Note 17 — SHAREHOLDERS’ EQUITY

The Group had 5,000,000 authorized common shares at $0.01 par value, consisting of 4,000,000 authorized Class A common shares and 1,000,000 Class B common shares, of which 3,981,262 Class A common shares were issued and outstanding as of December 31, 2021. On January 13, 2022, the Company adopted the Amended and Restated Memorandum and Articles of Association of the Company to increase the authorized number of Class A common shares, par value of $0.01. On February 2, 2022, the Company filed the Amended M&A with the British Virgin Islands Registrar of Corporate Affairs. Pursuant to the Amended M&A, the Company is authorized to issue a maximum of 31,000,000 Common Shares divided into (i) 30,000,000 Class A Common Shares, and (ii) 1,000,000 Class B Common Shares of which 4,006,263 Class A common shares were issued and 3,944,075 outstanding as of December 31, 2022. No class B common shares are issued and outstanding as of December 31, 2022.

On May 2, 2023, the Board of Directors of the Group approved a reverse split of the Company’s common shares at the ratio of one-for-ten with the effective date of May 18, 2023. The Reverse Share Split reduced the shares authorized for issuance to 31,000,000 common shares divided into: (i) 30,000,000 Class A Common Shares, each with a par value of US$0.01, and (ii) 1,000,000 Class B Common Shares, each with a par value of US$0.01, of which 4,017,596 Class A common shares were issued and 3,952,198 outstanding as of December 31, 2023. No class B common shares are issued and outstanding as of December 31, 2023. The financial statements give retroactive effect to this one-for-ten Reverse Share Split.

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

On September 1, 2023, the Board granted an aggregate of 7,500 Class A common shares to three non-employee directors. The fair value of these Class A common shares was $19,800, determined using the closing price on September 1, 2023. On September 4, 2020, the Company entered into certain engagement letters with these three directors. Pursuant to the agreements, each of the Directors will have served the Company for a full year (the vesting period) and on September 4, 2022, the anniversary date of their appointment as a director, received such shares share. 7,500 shares of Class A common stock were retroactively issued in 2023 for shares due to three non-employee directors in 2022  The value of these shares was recognized in general and administrative expenses over the vesting period.

On September 5, 2023, the Board granted an aggregate of 4,500 Class A common shares to two non-employee directors. The fair value of these Class A common shares was $12,015, determined using the closing price on September 5, 2023. On September 4, 2020, the Company entered into certain engagement letters with these two directors. Pursuant to the agreements, each of the Directors will have served the Company for a full year (the vesting period) and on September 4, 2023, the anniversary date of their appointment as a director, received such shares share.  The value of these shares was recognized in general and administrative expenses over the vesting period.

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

Note 17 — SHAREHOLDERS’ EQUITY (CONTINUED)

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

As of December 31, 2023, 705,153 of the 706,000 Pre-Funded Warrants have been exercised.

Note 18 — RELATED PARTY TRANSACTIONS

The table below sets forth major related parties of The Group and their relationships with the Group:

Entity or individual name	Relationship with the Group
NiSun Agricultural Group Co., Ltd. (“NiSun Agricultural”)	An affiliated entity controlled by the ultimate controlling shareholder of the Group
Nisun International Enterprise Management Group Co., Ltd (“Nisun Cayman”)	A shareholder who owns 19.42% equity interest of the Group
Mr. Bodang Liu	An affiliate and largest shareholder of the Group
Mr. Jian Lin	The shareholder of Wenzhou Jinda

(a)	The Group entered into the following related party transactions:

From July 12, 2019 to June 20, 2022, the Group rented an office from NiSun Agricultural and incurred $ 70,044 and $136,532 of rent expense for the years ended December 31, 2022 and 2021, respectively.

Starting from July 01, 2022, the Group rented an office to NiSun Agricultural and earned $ 233,215 and $122,706 of rental income for the year ended December 31, 2023 and 2022, respectively.

(b)	The Group had the following significant related party balances:

As of December 31, 2023, the Group had fully repaid the amount owed by Nisun Cayman.

As of December 31, 2022, the Group had a due to related party balance of $8,028,965 owing to Nisun Cayman. During the year ended December 31, 2020, Nisun Cayman advanced $10,528,965 (RMB 69,883,631) as a loan to the Group. The Group repaid Nisun Cayman $2.5 million during the year ended December 31, 2022. The loan is due on demand and without interest.

Note 19 — COMMITMENTS AND CONTINGENCIES

COMMITMENTS

Non-cancellable operating leases

The following table sets forth our contractual obligations as of December 31, 2023:

	Payment due by December 31,
	Total	2024	2025	2026	2027
Operating lease commitments for property management expenses under lease agreement	$366,243	$104,641	$104,641	$104,641	$52,320

CONTINGENCIES

The Group may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Group determines whether an estimated loss for a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. As of December 31, 2023, the Group guaranteed a bank loan for a third party company of $1,408,471. Except for the guarantee, the Group was not aware of any litigation, lawsuits or claims as of December 31, 2023.

Note 20 — SUBSEQUENT EVENTS

Returned from Youjiatian equity

On December 28, 2022, the Group sold all its equity interests in Youjiatian to Shandong Yongdao Zhihe property management Co., Ltd, which was acquired on January 14, 2022, for cash consideration of $289,973 (RMB 2 million), which was collected subsequently on January 17, 2023. As the other shareholder of Youjiatian, Xu Guifeng, did not agree to the transfer of the equity interest in Youjiatian to Shandong Yongdao Zhihe, on November 24, 2023, the Group received US$71,514 (RMB510,000) in cash from Xu Guifeng as consideration for the transfer of the Company’s holding of the equity interest in Youjiatian. On January 9, 2024, the Group returned to Shandong Yongdao Zhihe the cash amount of US$279,037 (RMB2,000,000).

Recovery of short-term investment

As of 30 April, 2024, the principal of short-term investments as at 31 December 2023 was recovered in the amount of $12.39 million, and investment income of $0.44 million was achieved.

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

In accordance with the PRC laws and regulations, statutory reserve funds can only be used for specific purposes and are not distributable as cash dividends. As a result of these PRC laws and regulations that require annual appropriation of 10% of net after-tax profits determined in accordance with PRC accounting standards and regulations to be set aside prior to payment of dividends as a general reserve fund or statutory surplus fund until such reserve reaches 50% of the registered capital. Therefore, The Group’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Group. For the years ended December 31, 2023 and 2022 the statutory reserve balance for the Group’s entities established in the PRC was $11,535,366 and $9,167,845 , respectively.

Note 22 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Group performed a test on the restricted net assets of its consolidated subsidiaries and VIEs (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements”. Such restricted net assets amounted to approximately $78.4 million, or 39.7% of the Group’s total consolidated net assets, as of December 31, 2023. Based upon this percentage, the Group is required to disclose the financial information for the parent company.

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

The Group did not have any significant or other commitments, long-term obligations or guarantees as of December 31, 2023 and 2022.

Note 22 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

a) Condensed parent company balance sheets:

	December 31, 2023	December 31, 2022
ASSETS:
Cash and cash equivalents	$7,676,349	$23,091,162
Due from intercompany and others	10,805,488	11,005,498
TOTAL CURRENT ASSETS	18,481,837	34,096,660
Other non-current assets	-	-
Investment in subsidiaries, VIE, and VIEs’ subsidiaries	180,681,532	159,855,586
TOTAL ASSETS	$199,163,369	$193,952,246
LIABILITIES
CURRENT LIABILITIES
Accrued expenses and other liabilities	$364,498	$8,320,441
TOTAL CURRENT LIABILITIES	364,498	8,320,441
Commitments and contingencies
Shareholders’ equity*
Class A common stock, $0.01 par value, 30,000,000 and 30,000,000 shares authorized, 4,017,596 and 4,006,263 shares issued and 3,952,865 and 3,944,075 shares outstanding as of December 31, 2023 and 2022 respectively.	40,176	40,063
Class B common stock, $0.01 par value, 1,000,000 shares authorized, no shares issued and outstanding.	-	-
Treasury shares, at cost	(261,592)	(355,844)
Additional paid-in capital	130,535,082	130,503,387
Retained earnings	68,395,637	53,214,304
Statutory reserve	11,564,250	9,167,845
Accumulated other comprehensive loss	(11,474,682)	(6,937,950)
Total shareholders’ equity	198,798,871	185,631,805
Total liabilities and shareholders’ equity	$199,163,369	$193,952,246

*	The financial statements give retroactive effect to the May 18, 2023 one-for-ten reverse share split.

b) Condensed statements of comprehensive income (loss)

	For the year ended December 31,
	2023	2022	2021

Intercompany revenue	$-	$2,939,975	$-
General and administrative	(474,664)	(1,421,470)	(3,071,681)
Other income (expense)	(67,815)	23,111	-
Share of profit in subsidiaries, VIEs and VIEs’ subsidiaries	18,120,217	16,079,196	33,452,042
Net income	17,577,738	17,620,812	30,380,361
Foreign currency translation adjustment	(4,536,797)	(12,576,380)	2,039,011
Comprehensive income	13,040,941	5,044,432	32,419,372
Comprehensive loss attributable to non-controlling interests	65	6,231	2,051
Comprehensive income attributable to shareholders	$13,041,006	$5,050,663	$32,421,423

Note 22 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

c) Condensed statement of cash flows

	For the year ended December 31,
	2023	2022	2021

Cash flows from operating activities:
Net income	$17,577,738	$17,620,812	$30,380,361
Adjustments to reconcile net income (loss) to net cash used in operating activities	-	-	-
Share of profit in subsidiaries, VIEs and VIEs’ subsidiaries	(18,120,217)	(16,079,196)	(33,449,939)
Shares-based compensation	31,808	310,630	570,000
Due from intercompany and others	-	(4,000,000)	(364)
Net cash (used in) operating activities	(510,671)	(2,147,754)	(2,499,942)

Cash flows from investing activities:
Payments made for investment in subsidiaries	(6,969,429)	(40,202,189)	-
Net cash (used in) investing activities	(6,969,429)	(40,202,189)	-

Cash flows from financing activities:
Proceeds from issuance of shares and warrants	-	-	70,794,465
Repayment of related party loans	(8,028,965)	(2,500,000)	-
Purchase of treasury shares	94,252	(355,844)	-
Net cash (used in) provided by financing activities	(7,934,713)	(2,855,844)	70,794,465
Net (decrease) increase in cash and cash equivalents	(15,414,813)	(45,205,787)	68,294,523
Cash and cash equivalents at beginning of the year	23,091,162	68,296,949	2,426
Cash and cash equivalents at end of the year	$7,676,349	$23,091,162	$68,296,949

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