Form 20-F
period 2024-12-31
Nisun International Enterprise Development Group Co., Ltd
filed 2025-04-29
CIK 1603993

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares as of the close of the period covered by the annual report: 4,538,358 Class A Common Shares and Nil Class B Common Shares.

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

References to “offshore subsidiaries” are to:

●	NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd. (“NiSun BVI”) (also referred to as 宁圣国际企业管理集团（维尔京群岛）有限公司), a limited company established under the laws of the British Virgin Islands and a wholly-owned subsidiary of Nisun International;

●	NiSun International Enterprise Management Group (Hong Kong) Co., Ltd. (“NiSun HK”) (also referred to as 宁圣国际企业管理集团（香港）有限公司), a limited company established under the laws of Hong Kong and a wholly-owned subsidiary of NiSun BVI;

●	Nami Holding (Cayman) Co., Ltd. (“Nami Cayman”), a Cayman Islands exempted company established under the laws of the Cayman Islands and a wholly-owned subsidiary of Nisun International; and

●	Nami Holding (Hong Kong) Co., Ltd. (“Nami HK”), a Hong Kong company and a wholly-owned subsidiary of Nami Cayman.

References to “PRC subsidiaries” are to:

●	NiSun (Shandong) Industrial Development Co., Ltd. (“NiSun Shandong”) (also referred to as 宁圣(山东)产业发展有限公司), a wholly foreign owned enterprise (“WFOE”) and wholly-owned subsidiary of Nisun HK;

●	NiSun Ocean (Qingdao) Supply Chain Investment Co., Ltd. (“NiSun Ocean”) (also referred to as 宁圣海洋 (青岛)供应链投资有限公司), a WFOE and wholly-owned subsidiary of NiSun HK;

●	Zhumadian NiSun Supply Chain Management Co., Ltd. (“ZMD NiSun”) (also referred to as 驻马店宁圣供应链管理有限公司), a WFOE and wholly-owned subsidiary of NiSun HK;

●	NiSun (Beijing) Supply Chain Management Co., Ltd. (“NiSun Beijing”) (also referred to as 宁圣（北京）供应链管理有限公司), a WFOE and wholly-owned subsidiary of NiSun HK;

●	NingChen (Shanghai) Enterprise Management Co., Ltd. (“NingChen”) (also referred to as 宁臣(上海)企业管理有限公司), a wholly-owned subsidiary of NiSun Shandong;

●	Fanningke Digital Technology (Shanghai) Co., Ltd. (“Fanningke”) (also referred to as范宁克数字科技（上海）有限公司), a wholly-owned subsidiary of NingChen;

●	Fintech (Henan) Trading Co., Ltd. (“Henan Trading”) (also referred to as 范太克（河南）贸易有限公司), a wholly-owned subsidiary of NingChen;

●	Fanshengke Supply Chain (Shanghai) Co., Ltd. (“Fanshengke”) (also referred to as 范圣克供应链（上海）有限公司), a wholly-owned subsidiary of NingChen;

●	Shanghai Keqiya International Trade Co., Ltd. (“Keqiya”) (also referred to as 上海克奇亚国际贸易有限公司, a wholly owned subsidiary of NingChen;

●	Shanghai Naqing Enterprise Management Co., Ltd. (“Naqing”) (also referred to as 上海纳卿企业管理有限公司), a wholly-owned subsidiary of NiSun Shandong;

●	Qingdao Sailang International Trade Co., Ltd. (“Qingdao Sailang”) (also referred to as 青岛赛朗国际贸易有限公司), a wholly-owned subsidiary of NiSun Ocean;

●	Rizhao Sailang Mining Co., Ltd. (“RZ Sailang) (also referred to as 日照赛朗矿业有限公司), a wholly-owned subsidiary of Qingdao Sailang;

●	Gansu Zhonghexi Trading Co., Ltd. (“Gansu Zhonghexi”) (also referred to as 甘肃众禾熙商贸有限公司), a 65% owned subsidiary of Qingdao Sailang;

●	Shandong Taiding International Investment Co., Ltd. (“Taiding”) (also referred to as 山东泰鼎国际投资有限公司), a joint venture company established under the laws of PRC and 80% owned by NiSun BVI.

●	Shanghai Ningzhuan Trading Partnership Enterprise (“Ningzhuan”) (also referred to as 上海宁撰贸易合伙企业(有限合伙), a limited partnership of which NingChen is a 95% partner;

●	Khorgos Fanning Network Technology Co., Ltd. (“Khorgos Fanning”) (also referred to as 霍尔果斯范宁克网络科技有限公司), a wholly-owned subsidiary of Fanningke;

●	Hebei Ruizu Trading Co., Ltd. (“Hebei Ruizu”) (also referred to as 河北瑞祖商贸有限公司), a 99% owned subsidiary of Qingdao Sailang;

●	FanShengke Supply Chain (Fujian) Co., Ltd. (“Fanshengke Fujian”) (also referred to as 范圣克供应链（福建）有限公司), a wholly-owned subsidiary of Fanshengke; and

●	Zhetai (Tianjin) Trading Co., Ltd. (“Zhetai Tianjin”) (also referred to as 喆泰（天津）贸易有限公司), a 70% owned subsidiary of Hebei Ruizu.

References to “consolidated affiliated entities” are to: variable interest entities (“VIEs”) and subsidiaries of VIEs.

References to VIEs are to:

●	Fintech (Shanghai) Digital Technology Co., Ltd. (“Fintech”) (also referred to as 范太克(上海)数字科技有限公司), a PRC company and a consolidated affiliate controlled by Ningchen through a series of VIE agreements;

●	Beijing Hengtai Puhui Information services Co., Ltd. (“Hengpu”) (also referred to as 北京恒泰普惠信息服务有限公司), a PRC company and a consolidated affiliate controlled by Ningchen through VIE agreements;

●	Shanghai Luyao Financial Consulting Co., Ltd. (“Luyao Shanghai”) (also referred to as上海禄邀财务咨询有限公司), a PRC company and a consolidated affiliate controlled by Ningchen through VIE agreements;

References to VIE subsidiaries are to:

●	Horgos Fintech Network Technology Co., Ltd. (“Horgos”) (also referred to as 霍尔果斯泛太克网络科技有限公司), a wholly-owned subsidiary of Fintech;

●	Fintech Supply Chain Management (Shandong) Co. Ltd. (“Fintech Shandong”) (also referred to as 范太克供应链管理(山东)有限公司), a wholly-owned subsidiary of Fintech;

●	Fanlunke Supply Chain Management (Shanghai) Co., Ltd. (“Fanlunke”) (also referred to as 范伦克供应链管理(上海)有限公司), a wholly-owned subsidiary of Fintech;

●	Fintech Supply Chain Management (Ningbo) Co. Ltd. (“Fintech Ningbo”) (also referred to as 范太克供应链管理(宁波)有限公司), a wholly-owned subsidiary of Fintech;

●	Jilin Province Lingang Supply Chain Management Co., Ltd. (“Lingang”) (also referred to as 吉林省临港供应链管理有限公司), a wholly-owned subsidiary of Fintech;

●	Liaogang NiSun (Yingkou) Supply Chain Management Co. Ltd. (“Liaogang Yingkou”) (also referred to as 辽港宁圣(营口)供应链管理有限公司), a 51% owned subsidiary of Fintech;

●	Fintech Supply Chain Management (Shenzhen) Co., Ltd. (“Fintech Shenzhen”) (also referred to as范太克供应链管理(深圳)有限公司), a wholly-owned subsidiary of Fanlunke;

●	Nanjing NiSun Gold Co., Ltd. (“NiSun Nanjing”) (also referred to as 南京宁圣黄金有限公司), a wholly-owned subsidiary of Fintech;

●	Hangzhou Fengtai Supply Chain Management Co., Ltd. (“Fengtai”) (also referred to as 杭州丰钛供应链管理有限公司), a wholly-owned subsidiary of Hengpu;

●	FanlunKe Trading (Nanjing) Co., Ltd. (“Fanlunke Nanjing”) (also referred to as 范伦克商贸（南京）有限公司), a wholly-owned subsidiary of Fanlunke;

●	Henan Fintech Digital Technology Co., Ltd. (“Henan Fintech”) (also referred to as 河南范太克数字科技有限公司), a wholly-owned subsidiary of Fintech;

●	FanlunKe Trading (Chengdu) Co., Ltd. (“Fanlunke Chengdu”) (also referred to as 范伦克商贸（成都）有限公司), a wholly-owned subsidiary of Fanlunke;

●	Fanlenke New Retail (Chengdu) Co., Ltd. (“Fanlenke New Retail Chengdu”) (also referred to as 范伦克新零售（成都）有限公司), a wholly-owned subsidiary of Fanlunke Chengdu; and

●	Henan Ningcheng Hechuang Trading Co., Ltd. (“Henan Ningcheng”) (also referred to as 河南宁诚合创商贸有限公司), a 51% owned subsidiary of Fanlunke.

This annual report contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. The exchange rates in effect as of December 31, 2024 and 2023 were US$1.00 for RMB 7.2993 and RMB 7.0999, respectively. The average exchange rates for the years ended December 31, 2024, 2023, and 2022 were US$1.00 for RMB 7.1937, RMB 7.0809, and RMB 6.7290, respectively. We use period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Any discrepancies in any table between the amounts identified as total amounts and the sum of the individual amounts listed therein are due to rounding.

For the sake of clarity, this annual report follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of the Chief Executive Officer is presented as “Xin Liu,” even though, in Chinese, Mr. Liu’s name is presented as “Liu Xin.”

We obtained the industry and market data used in this annual report, or any document incorporated by reference from industry publications, research, surveys and studies conducted by third parties and our own internal estimates based on our management’s knowledge and experience in the markets in which we operate. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report. We have sought to provide current information in this annual report and believe that the statistics provided in this annual report remain up-to-date and reliable, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report.

v

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

Item 3. Key Information

Our Corporate Structure and Contractual Arrangements with our Consolidated Affiliated Entities

Nisun International Enterprise Development Group Co., Ltd, or Nisun International, is not a PRC operating company but a British Virgin Islands (“BVI”) holding company with operations primarily conducted through (i) its PRC subsidiaries, and (ii) contractual arrangements with its consolidated affiliated entities based in China. PRC laws and regulations restrict and impose conditions on foreign investment in internet based, value-added telecommunication services, mobile application services and certain other businesses. Accordingly, we operate these businesses in China mainly through our consolidated affiliated entities and rely on contractual arrangements among our PRC subsidiaries, our consolidated affiliated entities and their nominee shareholders to control the business operations of our consolidated affiliated entities. Our consolidated affiliated entities are consolidated for accounting purposes, but are not entities in which our BVI holding company, or our investors, own equity. Such structure and the contractual arrangements are designed to enable Nisun International to have power to direct significant activities of our consolidated affiliated entities and to receive economic benefits from these entities where PRC law prohibits, restricts or imposes conditions on direct foreign investment in such entities. Investors in our common shares thus are not acquiring or owning equity interests in our consolidated affiliated entities, but instead are acquiring interests in a BVI holding company. Investors may never directly hold equity interests in these consolidated affiliated entities.

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

The contractual arrangements among our subsidiaries, our VIEs and their shareholders generally include equity interest holder voting rights proxy agreements, exclusive equity purchase option agreements, trademarks, technologies management and consulting services agreements, and equity interest pledge agreements. Terms contained in each set of contractual arrangements with our VIEs and their respective shareholders are substantially similar. As a result of the contractual arrangements, we have effective control over, and are considered the primary beneficiary of, these affiliated companies, and we have consolidated the financial results of these companies in our consolidated financial statements. For more details of these contractual arrangements, see “Item 4. Information on the Company—B. Business Overview—Contractual Arrangements with Our Consolidated Affiliated Entities and the Nominee Shareholders;” and “Item 4. Information on the Company—C. Organizational Structure.”

The contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated affiliated entities, and we may incur substantial costs to enforce the terms of the arrangements. Complexity of the PRC legal system and amendments of laws and regulations from time to time may limit our ability, as a BVI holding company, to enforce these contractual arrangements. There are very few precedents upon which we can rely to determine whether such contractual arrangements would provide our subsidiaries with effective control over the relevant consolidated affiliated entities, or how such contractual arrangements in the context of a consolidated affiliated entity structure would be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the consolidated affiliated entity contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we experience significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated affiliated entities, and our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our consolidated affiliated entities and their shareholders for our business operations, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Shareholders of VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

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

There are also substantial changes regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our BVI holding company with respect to its contractual arrangements with our VIEs and their respective shareholders. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If we or any of our VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure— Our currently corporate structure and business operations are subject to uncertainties with respect to the interpretation and implementation of the PRC Foreign Investment Law,” and “—If the PRC government finds that the contractual arrangements that establish the structure for operating our business do not comply with PRC laws and regulations, we could be subject to severe consequences.”

We face various legal and operational risks associated with being based in or having our operations primarily in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of our VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. These risks could result in a material adverse change in our operations and the value of our securities, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its influence and controls over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations of this nature may cause the value of such securities to significantly decline or be of little or no value. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant influence and discretion over our business operations could result in a material adverse change in our operations and the value of our listed securities.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our common shares. For more details, see “Item 3. Key Information—D. Risk Factors— Risks Relating to Doing Business in China—Complexity of the PRC legal system and uncertainties in the interpretation and enforcement of PRC laws and regulations may require reasonable expectations regarding the legal protections available to us and our investors, materially and adversely affect our financial condition and results of operations, and cause our shares to significantly decline in value or become worthless.”

Permissions Required from the PRC Authorities for the Operations and Securities Offerings of PRC Subsidiaries and Consolidated Affiliated Entities

We conduct our business primarily through our subsidiaries, our VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, all of our PRC subsidiaries and consolidated affiliated entities have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our subsidiaries, VIEs and VIE subsidiaries in China, including Business Licenses and the Internet Content Provision (ICP) Licenses. All of our PRC subsidiaries, VIEs and VIE subsidiaries are required to obtain, and have obtained, their respective Business Licenses. Hengpu is required to make, and has made a record filing with the competent telecommunications authority as a non-operational Internet Content Provider and therefore has received the ICP Licenses.   However, given the changes of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot assure you that we have obtained all the permits or licenses required by the PRC government authorities for conducting our business in China. We may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity and changes in PRC regulation of internet- related or finance-related businesses and companies, and any lack of requisite approvals, licenses, permits or filings applicable to our business may have a material adverse effect on our business and results of operations.”

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

On June 10, 2021, the Standing Committee of the National People’s Congress of China (the “SCNPC” or the “NPC Standing Committee” ) promulgated the Data Security Law which took effect on September 1, 2021. The Data Security Law provides for data security and privacy obligations of entities and individuals carrying out data activities, prohibits entities and individuals in China from providing any foreign judicial or law enforcement authority with any data stored in China without approval from the competent PRC authority, and sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification orders, warnings, fines of up to RMB10 million, suspension of the relevant business, and revocation of business permits or licenses. We may need to adjust our operations to comply with data security requirements from time to time. If we were found to have violations, we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to fines and other government sanctions, which may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which took effect on the same day. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. As of the date of this opinion, no official guidance and related implementation rules have been issued in relation to these recently issued opinions and the interpretation and implementation of these opinions remains unclear at this stage.

On December 28, 2021, the Cyberspace Administration of China issued the Measures for Cybersecurity Review which took effect on February 15, 2022. The revised Measures for Cybersecurity Review authorize the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, including listings in foreign countries by companies that possess personal data of more than one million users. The PRC National Security Law covers various types of national security, including technology security and information security. Given the nature of our business in China and the fact that we do not have personal information of more than one million users, we do not believe we are an “internet platform operator” that is required to file for a cybersecurity review pursuant to the Measures for Cybersecurity Review.

On August 20, 2021, the SCNPC adopted the Personal Information Security Law, which took effect on November 1, 2021. The Personal Information Protection Law includes the basic rules for personal information processing, the rules for cross-border provision of personal information, the rights of individuals in personal information processing activities, the obligations of personal information processors, and the legal responsibilities for illegal collection, processing, and use of personal information. We have access to confidential or personal information in certain of the businesses and have privacy policies and other documentation regarding the protection of personal information; however, we may not be successful in achieving compliance if any employees or contractors fail to comply with these policies and procedures.

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

On January 5, 2023, the National Development and Reform Commission (“NDRC”) promulgated Administrative Measures for Examination and Registration of Medium and Long-Term Foreign Debts of Enterprises, which came into effect on February 10, 2023. Provided by the measures, medium and long-term foreign debts of enterprises (hereinafter referred to as “foreign debts”) means debt instruments with a maturity of more than one year that are borrowed from overseas by enterprises within the territory of the People’s Republic of China and by overseas enterprises or branches controlled by them, denominated in local or foreign currency, and of which principal is repaid with payment of interest as agreed. Enterprises within the territory of the PRC and overseas enterprises or branches controlled by them, when borrowing medium and long-term foreign debts with a maturity of more than one year, must obtain the Certificate of Examination and Registration of Foreign Debts Borrowed by Enterprises and complete examination and registration formalities before the settlement of the offshore bond issuance. Moreover, within ten working days following the completion of the offshore bond settlement, an enterprise shall report the information concerning its foreign debt via the management and service network system for the examination and registration of foreign debts of enterprises to the NDRC.

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

Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021, which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. Our current auditor, Enrome LLP, is headquartered in the Republic of Singapore and subject to inspection by the PCAOB on a regular basis. Our auditor was not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that were subject to PCAOB’s determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Notwithstanding the foregoing, in the future, if it is determined that the PCAOB is unable to inspect or investigate our auditor completely, or if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the Determination so that we are subject to the HFCAA, as the same may be amended, you may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected or investigated by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditor’s audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange or “over-the-counter” markets, may be prohibited under the HFCAA. See “Risk Factors — Our shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for two consecutive years” for more information.

Cash and Other Assets Transfers within our Organization and Dividend Distribution

Cash may be transferred within our organization in the following manner: (i) we may transfer funds to our subsidiaries, including our PRC subsidiaries, by way of capital contributions or loans, through intermediate holding companies or otherwise; (ii) we and our subsidiaries may provide loans to our VIEs and vice versa; (iii) funds may be transferred between our VIEs and our subsidiaries, including our PRC subsidiaries, as service fees for services contemplated by the VIE agreements, as repayment of loans, or pursuant to other commercial contracts; and (iv) our subsidiaries, including our PRC subsidiaries, may make dividends or other distributions to us through intermediate holding companies or otherwise.

Because we control our VIEs through contractual arrangements, neither we nor our subsidiaries are able to make direct capital contributions to our VIEs or their respective subsidiaries.

For the years ended December 31, 2024, 2023 and 2022, Nisun International, through its intermediate holding companies, provided capital contributions of nil, $11.0 million, and $32.0 million, respectively, to its subsidiaries in China. For the years ended December 31, 2024, 2023 and 2022, our VIEs received debt financings of, nil, nil and $2.9 million from our subsidiaries in China, respectively.

Our VIEs may transfer cash to the relevant WFOE by paying service fees according to the management and consulting service agreement. For the years ended December 31, 2024, 2023 and 2022, no service fees were paid to the relevant WFOEs under the management and consulting service agreement.

For the years ended December 31, 2024, 2023 and 2022, no dividends or distributions were made to Nisun International by our subsidiaries and our subsidiaries have paid all income taxes. Under PRC laws and regulations, our PRC subsidiaries and VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. Any dividends paid outside of China are subject to a PRC 10% withholding tax. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and VIEs, totaling $82.5 million, $78.4 million and $78.4 million as of December 31, 2022, 2023 and 2024, respectively. Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and VIEs to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China—Any limitation on the ability of our PRC subsidiaries to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.”

In the years ended December 31, 2022, 2023 and 2024, no assets other than cash were transferred through our organization.

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

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that: (i) our PRC subsidiaries have taxable earnings, and (ii) they determine to pay a dividend in the future:

Taxation Scenario Statutory Tax and Standard Rates(1)

Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China. For income tax purposes, our PRC subsidiaries file income tax returns on a separate company basis.

(2)	Under the terms of VIE agreements, our PRC subsidiaries are entitled to charge our VIEs for services provided equal to the net income of the VIE, as determined under PRC accounting standards. These service fees shall be recognized as expenses of our VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminated in consolidation. For income tax purposes, our PRC subsidiaries and VIEs file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by our VIEs and as income by our PRC subsidiaries and are tax neutral.

(3)	Certain of our subsidiaries and VIEs qualify for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

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

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2024
	Nisun International	Other Subsidiaries	Primary Beneficiaries of VIEs (WFOEs)	VIEs and VIE subsidiaries (PRC)	Elimination adjustments	Consolidated Total
Cash	$6,108,783	$15,751,364	$116,740	$23,044,872	$-	$45,021,759
Other current assets	-	140,505,902	-	65,801,586	-	206,307,488
Intercompany receivables (1)	10,873,574	18,794,366	1,378,940	84,675,397	(115,722,277)	-
Total current assets	16,982,357	175,051,632	1,495,680	173,521,855	(115,722,277)	251,329,247
Investments in subsidiaries (2)	190,134,909	125,993,313	-	-	(316,128,222)	-
Benefits through VIEs and VIE subsidiaries (2)	-	-	120,895,960	-	(120,895,960)	-
Goodwill and intangible assets from business acquisition	-	11,939,359	5,111,441	-	-	17,050,800
Other non-current assets	-	142,468	-	2,898,771	-	3,041,239
Total non-current assets	190,134,909	138,075,140	126,007,401	2,898,771	(437,024,182)	20,092,039
Total Assets	$207,117,266	$313,126,772	$127,503,081	$176,420,626	$(552,746,459)	$271,421,286
Intercompany payables (1)	$354,586	$84,452,959	$1,507,120	$29,407,612	$(115,722,277)	$-
Other liabilities and accrued liabilities	-	35,149,582	2,647	25,139,947	-	60,292,176
Total Liabilities	354,586	119,602,541	1,509,767	54,547,559	(115,722,277)	60,292,176
Total Shareholders’ Equity (2)	206,762,680	190,134,909	125,993,314	120,895,959	(437,024,182)	206,762,680
Non-controlling interests	-	3,389,322	-	977,108	-	4,366,430
Total Liabilities and Equity	$207,117,266	$313,126,772	127,503,081	$176,420,626	$(552,746,459)	$271,421,286

	As of December 31, 2023
	Nisun International	Other Subsidiaries	Primary Beneficiaries of VIEs (WFOEs)	VIEs and VIE subsidiaries (PRC)	Elimination adjustments	Consolidated Total
Cash	$7,676,349	$49,810,862	$10,222	$57,154,507	$-	$114,651,940
Other current assets	-	56,338,544	-	122,312,574	-	178,651,118
Intercompany receivables (1)	10,805,487	38,514,345	2,996,564	6,713,738	(59,030,134)	-
Total current assets	18,481,836	144,663,751	3,006,786	186,180,819	(59,030,134)	293,303,058
Investments in subsidiaries (2)	180,681,533	109,596,252	-	-	(290,277,785)	-
Benefits through VIEs and VIE subsidiaries (2)	-	-	103,593,154	-	(103,593,154)	-
Goodwill and intangible assets from business acquisition	-	12,274,675	6,005,035	-	-	18,279,710
Other non-current assets	-	44,682	-	4,271,384	-	4,316,066
Total non-current assets	180,681,533	121,915,609	109,598,189	4,271,384	(393,870,939)	22,595,776
Total Assets	$199,163,369	$266,579,360	$112,604,975	$190,452,203	$(452,901,073)	$315,898,834
Intercompany payables (1)	$364,498	$16,415,772	$3,008,722	$39,241,142	$(59,030,134)	$-
Other liabilities and accrued liabilities	-	66,093,697	-	46,750,616	-	112,844,313
Total Liabilities	364,498	82,509,469	3,008,722	85,991,758	(59,030,134)	112,844,313
Total Shareholders’ Equity (2)	198,798,871	180,681,533	109,596,253	103,593,153	(393,870,939)	198,798,871
Non-controlling interests	-	3,388,358	-	867,292	-	4,255,650
Total Liabilities and Equity	$199,163,369	$266,579,360	112,604,975	$190,452,203	$(452,901,073)	$315,898,834

Selected Condensed Consolidated Statements of Operations Data

	For the Year Ended December 31, 2024
	Nisun International	Other Subsidiaries	Primary Beneficiaries of VIEs (WFOEs)	VIEs and VIE subsidiaries (PRC)	Eliminations adjustments	Consolidated Total
Third-party revenues	$-	$59,150,154	$-	$281,069,392	$-	$340,219,546
Intra- group revenues (3)	-	-	-	-	-	-
Total revenue	-	59,150,154	-	281,069,392	-	340,219,546
Total costs and expenses	(9,953,175)	(63,331,635)	(623,680)	(262,731,562)	-	(336,640,052)
Income from subsidiaries and VIEs (2)	15,580,806	15,373,607	15,884,337	-	(46,838,750)	-
Income (loss) from non-operations	159,785	(149,433)	(172)	1,973,421	-	1,983,601
Income before income tax expenses	5,787,416	11,042,693	15,260,485	20,311,251	(46,838,750)	5,563,095
Less: income tax expense	-	220,671	(113,123)	4,419,533	-	4,527,081
Net income from continuing operations	5,787,416	10,822,022	15,373,608	15,891,718	(46,838,750)	1,036,014
Income from Disposal of subsidiary in discontinued operations	-	-	-	4,863,777	-	4,863,777
Net income	5,787,416	10,822,022	15,373,608	20,755,495	(46,838,750)	5,899,791
net income attributable to non-controlling interests	-	(104,993)	-	(7,382)	-	(112,375)
Net income attributable to Nisun International’s shareholders	$5,787,416	$10,717,029	$15,373,608	$20,748,113	$(46,838,750)	$5,787,416

	For the Year Ended December 31, 2023
	Nisun International	Other Subsidiaries	Primary Beneficiaries of VIEs (WFOEs)	VIEs and VIE subsidiaries (PRC)	Eliminations adjustments	Consolidated Total
Third-party revenues	$-	$94,894,185	$-	$291,776,714	$-	$386,670,899
Intra- group revenues (3)	-	-	-	344,699	(344,699)	-
Total revenue	-	94,894,185	-	292,121,413	(344,699)	386,670,899
Total costs and expenses	(474,664)	(95,746,975)	(5,475,552)	(266,514,469)	344,699	(367,866,961)
Income from subsidiaries and VIEs (2)	18,120,217	18,062,423	23,538,190	-	(59,720,830)	-
Income (loss) from non-operations	(67,815)	931,939	(214)	3,852,979	-	4,716,889
Income before income tax expenses	17,577,738	18,141,572	18,062,424	29,459,923	(59,720,830)	23,520,827
Less: income tax expense	-	(8,404)	-	5,825,551	-	5,817,147
Net income	17,577,738	18,149,976	18,062,424	23,634,372	(59,720,830)	17,703,680
net income attributable to non-controlling interests	-	(29,759)	-	(96,183)	-	(125,942)
Net income attributable to Nisun International’s shareholders	$17,577,738	$18,120,217	$18,062,424	$23,538,189	$(59,720,830)	$17,577,738

	For the Year Ended December 31, 2022
	Nisun International	Other Subsidiaries	Primary Beneficiaries of VIEs (WFOEs)	VIEs and VIE subsidiaries (PRC)	Eliminations adjustments	Consolidated Total
Third-party revenues	$-	$26,473,317	$-	$207,700,948	$-	$234,174,265
Intra- group revenues (3)	2,939,975	12,680,218	-	11,325,733	(26,945,926)	-
Total revenue	2,939,975	39,153,535	-	219,026,681	(26,945,926)	234,174,265
Total costs and expenses	(1,421,470)	(41,183,306)	(457,720)	(200,465,482)	27,063,169	(216,464,809)
Income from subsidiaries and VIEs (2)	16,079,196	17,806,658	18,150,175	-	(52,036,029)	-
Income (loss) from non-operations	23,111	832,877	(228)	3,956,696	-	4,812,456
Income before income tax expenses	17,620,812	16,609,764	17,692,227	22,517,895	(51,918,786)	22,521,912
Less: income tax (benefit) expense	-	518,952	(114,430)	4,337,332	-	4,741,854
Net income	17,620,812	16,090,812	17,806,657	18,180,563	(51,918,786)	17,780,058
net income attributable to non-controlling interests	-	(128,859)	-	(30,387)	-	(159,246)
Net income attributable to Nisun International’s shareholders	$17,620,812	$15,961,953	$17,806,657	$18,150,176	$(51,918,786)	$17,620,812

Notes:

(1)	Elimination of intercompany balances among Nisun International, the Primary Beneficiaries of VIEs, and VIEs and their subsidiaries that we consolidate.

(2)	Elimination of investments among Nisun International, the Primary Beneficiaries of VIEs, the Other Subsidiaries, and VIEs and their subsidiaries that we consolidate.

(3)	Elimination of the intercompany service charge at the consolidation level.

For the years ended December 31, 2024, 2023 and 2022, the Primary Beneficiaries of VIEs did not charge any service fee from the VIEs. Apart from what have been disclosed above, there was no intra-group revenues during the years ended December 31, 2024, 2023 and 2022, respectively.

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

D. Risk Factors

Summary Of Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Relating to Our Business and Industry

●	We have a limited operating history in the rapidly evolving supply chain and financial services industries, and any unforeseeable changes and uncertainties could adversely affect our operating results and future prospects.

●	If we are unable to innovate or respond effectively to the ever-changing financial technologies and industry practice, our business and results of operations could be materially adversely affected.

●	We rely on our cooperation with our customers and industry partners, and if our technology solutions or services cannot meet the needs or expectations of customers and partners for any reason, we could lose our established market share.

●	We are subject to evolving regulatory requirements, and if we fail to adapt to regulatory changes, our business and prospects may be materially and adversely affected.

●	Failure to manage growth will cause disruption to our operations and impair our ability to generate revenue.

●	We have modified our business models and had substantial strategic changes to our business operations, and may be subject to additional risks and uncertainties as a result.

●	We cannot assure you that our growth strategies will be successful.

●	Cyber-attacks or any failure to adequately maintain data security and prevent unauthorized access to confidential information could materially adversely affect our reputation, financial condition and operating results.

Risks Relating to Doing Business in China

●	Our business and results of operations may be affected by changes in China’s economic, political or social conditions, or government policies.

●	Complexity of the PRC legal system and uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us and our investors, materially and adversely affect our financial condition and results of operations, and cause our shares to significantly decline in value or become worthless.

●	We may be adversely affected by the complexity and changes in PRC regulation of internet- related or finance-related businesses and companies, and any lack of requisite approvals, licenses, permits or filings applicable to our business may have a material adverse effect on our business and results of operations.

●	The PRC government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or cause the value of our securities to significantly decline or be worthless.

●	Recent regulatory developments in China, including greater oversight and control by the CAC over privacy and data security, may subject us to additional regulatory review and any actions by the Chinese government to exert more oversight and control over foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

●	PRC regulations establish complex procedures for some acquisitions conducted by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

●	Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely our auditors for two consecutive years.

●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may limit our ability to inject capital into our PRC subsidiaries, limit our subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

●	There are uncertainties under the PRC laws relating to the procedures for U.S. regulators to investigate and collect evidence from companies located in the PRC.

●	Chinese economic growth slowdown may have a negative effect on our business.

●	You may have difficulty enforcing judgments against us.

●	Failure to comply with laws and regulations applicable to our business in China could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.

●	Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.

●	PRC regulation of loans and direct investment by offshore holding companies in PRC entities may delay or prevent us from using the proceeds of our securities offerings to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	Failure to comply with the Individual Foreign Exchange Rules relating to the overseas direct investment or the engagement in the issuance or trading of securities overseas by our PRC resident stockholders may subject such stockholders to fines or other liabilities.

●	We may be exposed to liabilities under the Foreign Corrupt Practices Act, and any determination that we violated the foreign corrupt practices act could have a material adverse effect on our business.

●	Governmental control of currency conversion may affect the value of your investment.

●	Payment of dividends is subject to restrictions under Nevada and the PRC laws.

●	Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject our plan participants or us to fines and other legal or administrative sanctions.

Risks Relating to Our Corporate Structure

●	Our currently corporate structure and business operations are subject to uncertainties with respect to the interpretation and implementation of the PRC Foreign Investment Law.

●	If the PRC government finds that the contractual arrangements that establish the structure for operating our business do not comply with PRC laws and regulations, we could be subject to severe consequences.

●	We rely on our contractual arrangements with our consolidated affiliates and their shareholders for business operations, which may not be as effective as direct ownership in providing operational control.

●	Shareholders of VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

●	Our VIE agreements may be subject to scrutiny by the PRC tax authorities which may determine that we or our consolidated affiliates owe additional taxes.

Risks Related to Ownership of Our Common Shares

●	British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

●	The laws of the British Virgin Islands provide little protection for minority shareholders, and minority shareholders will have little or no recourse if the shareholders are dissatisfied with the conduct of our affairs.

●	The market price of our Class A common shares may be volatile or may decline regardless of our operating performance, and shareholders may not be able to resell their shares.

●	We do not intend to pay dividends for the foreseeable future.

Risks Related to Our Business and Industry

We have a limited operating history in the rapidly evolving supply chain and financial services industries, and any unforeseeable changes and uncertainties could adversely affect our operating results and growth prospects.

Financial technologies have brought dynamic and rapid changes to the financial services and supply chain industries in China. The regulatory framework for these industries is also evolving and may remain uncertain for the foreseeable future. We provide technology-driven customized financing solutions to small- and mid-sized enterprises (SMEs) (hereinafter referred to as “SME financing solutions”) China. We commenced our financial service operations in 2019 after we acquired NiSun BVI and its subsidiaries and contractually controlled affiliates, Fintech (Shanghai) Digital Technology Co., Ltd. (“Fintech”) and Beijing Hengtai Puhui Information Services Co., Ltd. (“Hengpu”). We expanded our financial service operations following the acquisition of Nami Holding (Cayman) Co., Ltd.

In January 2020, we commenced our supply chain financing solutions service operations. The supply chain industry is at a relatively early stage of its development in China, and there are few established players with well-recognized business models that we can follow or build upon. In addition, we face uncertainties related to increased competition and a changing regulatory environment in China’s supply chain finance industry. As the financial services market dynamics, regulatory environment and our business continue to evolve, we may need to introduce new services from time to time or modify our existing business models. Any significant change to our existing business models may not achieve expected results and may have a material impact on our financial condition and results of operations. It is therefore difficult to effectively assess the future prospects of our operations. Investors should consider our business and prospects based on such uncertainties that we encounter or may encounter in this fast-growing industry, including, but not limited to:

●	our ability to adapt to the changing macroeconomic environment in China and around the world, which may be influenced by a number of factors, such as geopolitical factors, global financial market volatility and pandemics such as COVID-19;

●	our ability to compete successfully with our industry peers, some of whom may have more resources in the business than we do;

●	our response to changes in the regulatory environment;

●	our ability to tailor solutions to meet the changing needs of our customers and partners, including those resulting from changes in the regulatory environment in which they operate;

●	our ability to maintain and strengthen our relationships with key stakeholders in the supply chain finance industry, including, but not limited to, core enterprises and their suppliers, as well as financial institutions;

●	our strategy to reach more core enterprises and financial institutions and increase the volume of transactions that process commodity flows through our technology solutions;

●	our innovations and product diversification;

●	improving of our operational efficiency;

●	measures to safeguard the security of our IT systems and confidentiality of the data we obtain and use through our solutions and systems;

●	ability to attract, retain, and motivate talented employees;

●	solutions to potential litigation such as regulatory, intellectual property infringement, data privacy, or other claims; and

●	other potential risks and uncertainties inherently associated with our industry and our operations;

If we are unable to effectively address the identified and unknown risks and uncertainties, or fail to adapt to changes in the financial services industry, our business, financial condition and operating results could be materially adversely affected.

If we are unable to innovate or respond effectively to ever-changing financial technologies and industry practices, our business and results of operations would be materially adversely affected.

The supply chain and SME financing markets in which we compete are subject to rapid and significant changes. Operating in the financial services industry requires cutting-edge technology to digitize supply chain finance processes and optimize payment cycles. We offer a wide range of solutions built upon our cutting-edge technologies such as AI, blockchain, big data, and cloud technology to digitize and optimize payment cycles throughout the supply chain procurement process. Innovation is key to improving our financing solution products and developing new technologies to meet ever-changing customer needs. If we fail to innovate or invest in technology innovation, our competitive position could be compromised, which in turn could have a material and adverse impact on our business, financial condition, operating results and prospects.

Our success will depend in part on our ability to adapt and respond to the technology changes in a timely and effective manner. It requires us to continue to invest significant resources to enhance our technology infrastructure and research and development efforts. Changes and developments in the supply chain finance industry may also require us to reevaluate our existing business models or financial solutions from time to time and make significant adjustments to our long-term strategy and business plans. We cannot assure you that we will succeed in implementing these initiatives. If we are unable to respond to technological developments or industry practices in a cost-effective manner, our business, financial position, and operating performance may be materially adversely affected.

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

Our ability to maintain and expand our customer base and build long-term relationships with our partners also depends on a number of other factors, such as:

●	our technologies and solutions to keep up with rapid technological change and the ability to compete in the market;

●	our ability to adapt to meet changing customer needs and expectations;

●	satisfaction level of our customers and partners with the performance, customization and effectiveness of our solutions and customer service;

●	our ability to accurately predict market trends and deliver attractive products and services at a prices sensitive to market demands;

●	the success and development of our customers and partners; and

●	overall economic conditions, market and regulatory developments.

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

Since 2019, our business has experienced significant growth through acquisitions and service solution diversification. Our growth strategy includes increasing market penetration of our existing products and services, enhancing our financial technologies, developing new products, and increasing the number of industries and customers we serve. Pursuing these strategies has resulted in, and will continue to result in substantial demands on our capital and operating resources. In particular, the management of our growth will require, among other things:

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

We have made certain investments and acquisitions during the past year, including, for example, working with local partners in Shandong to establish our Tai’an subsidiary as a key holding and operational platform, acquiring Nami Cayman and its subsidiaries and operating affiliates to support the growth of our SME financing solution services. However, our investments and acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will prove to be profitable or bring value to our shareholders.

If we cannot compete effectively, our results of operations could suffer.

Competition in the SME financing industry has been intense, and increasingly number of participants have also entered the supply chain financing solutions market. Our competitors operate with different business models, have different cost structures or participate selectively in different markets. They may ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale, and support of their financial service platforms and customers. Our competitors may also have longer operating histories, more extensive customer bases, greater brand recognition and loyalty, and broader partner relationships than us. Additionally, a current or potential competitor may acquire one or more of its existing competitors or form a strategic alliance with one or more of its competitors. Our competitors may be better at developing new products or services, responding faster to new technologies, or undertaking more extensive and effective marketing campaigns. If we are unable to compete with such companies and meet the need for innovation in the financial services industry, the demand for our financial services could stagnate or substantially decline, our financial services business could experience reduced revenues or fail to achieve or maintain more widespread market acceptance, any of which could harm our business and results of operations.

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

In addition, although the local financial exchanges are regulated by the local government subject to the two prohibitive provisions issued by the State Council, we cannot guarantee that they would not be covered by the tightened national financial supervision system. If they are subject to approval or guidance from any national regulatory bodies, such as the People’s Bank of China (“PBOC”), China Banking and Insurance Regulatory and Administration Committee, or the CSRC, these financial exchanges may be prohibited from listing certain or all of the products currently traded on such exchanges, or be prohibited from engaging in such listing and trading services. Under that circumstance, we may have to change our business model and as a result, our operating results from SME financing solution services would be materially and adversely affected.

We depend on our industry partners to derive a substantial portion of our revenues.

We derive a substantial portion of our revenues from our cooperation with industry partners, including state-owned enterprises in our supply chain finance operations, financial institutions underwriting our customers’ securities on the financial asset exchanges and commercial banks distributing various financial products. If we lose any of the product providers, sponsors or acquirers, or any of our partners significantly reduces their volume of business with us, our revenues and profitability would be substantially reduced if we are unable to seek alternative partners on a timely basis, or at all. In addition, the product volume we source and distribute from specific product providers may vary from period to period, particularly because we are not the exclusive distributor for any particular product provider. Our dependence on our financial product providers, sponsors or acquirers may also adversely affect our ability to negotiate fee rates with our customers, which may in turn materially and adversely affect our results of operations.

While we are not aware of any data breach in the past, cyber-attacks, computer viruses or any future failure to adequately maintain security and prevent unauthorized access to electronic and other confidential information could result in a data breach which could materially adversely affect our reputation, financial condition and operating results.

The protection of our customers’, business partners’, our Company’s and employees’ data is critically important to us. Our customers, business partners, and employees expect us to adequately safeguard and protect their sensitive personal and business information. We have become increasingly dependent upon automated information technology processes. Improper activities by third parties, exploitation of encryption technology, data-hacking tools and discoveries and other events or developments may result in a future compromise or breach of our networks, payment terminals or other settlement systems. In particular, the techniques used by criminals to obtain unauthorized access to sensitive data change frequently and often are not recognized until launched against a target; accordingly, we may be unable to anticipate these techniques or implement adequate preventative measures. There can be no assurance that we will not suffer a criminal cyber-attack in the future, that unauthorized parties will not gain access to personal or business information or sensitive data, or that any such incident will be discovered in a timely manner.

We also face indirect technology, cybersecurity and operational risks relating to the third parties with whom we work with to facilitate our business activities, including, among others, third-party online service providers who manage accounts for our customers and external cloud service providers. As a result of increasing consolidation and interdependence of technology systems, a technology failure, cyber-attack or other information or security breach that significantly compromises the systems of one entity could have a material impact on its counterparties. Any cyber-attack, computer viruses, physical or electronic break-ins or similar disruptions of such third-party service providers could adversely affect our operations and could result in the misappropriation of funds from our customers.

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

Negative publicity and allegations about us, our products and services or our financial results, including by short sellers or investment research firms, regardless of their veracity, may adversely damage our brand, public image and reputation, harm our ability to attract and retain customers and result in material adverse impact on our share price, business, results of operations and prospects. For example, on June 3, 2020, a short seller issued a report alleging that, among other things, the private placement we consummated in December 2019, the Hengpu acquisition and Nami acquisition were undisclosed related party transactions which we failed to disclose. The trading price of our shares declined and a shareholder class action lawsuit was filed against us and some of our directors and senior executive officers in the United States District Court for the Southern District of New York. While the findings and conclusions of the independent investigation conducted by the special counsel have refuted the relevant allegations set out in the short report, and the class action lawsuit has been dismissed in its entirety, nevertheless our share price fluctuated after such negative publicity.

The loss of any of our key customers could reduce our revenues and our profitability.

For the year ended December 31, 2024, four customers accounted for 30%, 14%, 13%, and 13% of the Company’s total revenue from the financial services business, and two customers accounted for 23% and 13% of the Company’s total revenue from its supply chain trading business. For the year ended December 31, 2023, four customers accounted for 28%, 19%, 15%, and 11% of the Company’s total revenue from the financial services business, and two customers accounted for 44% and 12% of the Company’s total revenue from its supply chain trading business. As of December 31, 2024, three customers accounted for approximately 30%, 17% and 10% of our total accounts receivable balance. As of December 31, 2023, three customers accounted for approximately 23%, 19% and 16% of our total accounts receivable balance.

We have not entered into long-term contracts with any of these major customers and instead rely on individual orders from such customers. Therefore, there can be no assurance that we will maintain or improve relationships with these customers, or that we will be able to continue to serve these customers at current levels or at all. As the majority of our revenues are driven by individual orders for services, our major customers often change each period based on when a given order is placed. Although long-term contracts do not exist in our industry and our customers often make orders repeatedly, if we cannot develop and maintain long-term relationships with major customers or replace major customers from period to period with equivalent customers, the loss of such sales could have an adverse effect on our business, financial condition and results of operations.

Our supply chain financing solutions services are capital driven operations, and if we cannot maintain the level of capital and funding sources needed to support our solutions services to our customers, our business would be harmed.

For our supply chain financing solutions services, we participate as an intermediary and a trading partner in the procurement and distribution transactions, automate the transaction payments and streamline the supply chain finance process. Such supply chain transactions are common for the commodity-based industry such as the agriculture, infrastructure and energy markets. As such, our supply chain financing solutions services may be considered capital intensive operations as they involve the merchandise flows from the upstream procurement to the downstream distribution. Further, to remain competitive and enhance customer experience and the quality of our services, we need to make continued investments to develop new solution products and expand into new industries. Such endeavors carry risks, such as cost overruns, delays in delivery or lack of acceptance from our clients or partners. There can be no assurance that we will have sufficient funds available to maintain the levels of funding or future investment required to support our products or innovations, and any delay in the delivery of new services or the failure to accurately predict and address market demand could render our services less desirable to our customers and cooperation partners. While we have made continued efforts to diversify revenue and funding sources, we cannot assure you that such efforts would be successful or could remain or become increasingly diversified in the future. If we become dependent on a small number of customers or funding sources, and any such entities decide not to collaborate with us, change the commercial terms to the extent unacceptable to us or limit the funding available on our platform, such constraints may materially limit our ability to serve our customers. As a result, our business, financial condition, results of operations and cash flow may be materially and adversely affected.

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

We are highly dependent on our senior management to manage our business and operations and our key research and development personnel for the development of new products and the enhancement of our existing products and technologies. In particular, we rely substantially on members of our senior management, including the Chief Executive Officer, Chief Financial Officer, and senior executives of Fintech, Hengpu and Nami to manage our operations.

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

We are heavily dependent upon our ability to attract, retain and motivate skilled personnel to serve our customers. Many of our personnel possess skills that would be valuable to companies engaged in our industry. Consequently, we expect that we will have to actively compete for these employees. Some of our competitors may be able to pay our employees more than we are able to pay to retain them. Our ability to profitably operate is substantially dependent upon our ability to locate, hire, train and retain our personnel. There can be no assurance that we will be able to retain our current personnel, or that we will be able to attract and assimilate other personnel in the future. If we are unable to effectively obtain and maintain skilled personnel, the development and quality of our services could be materially impaired. See “Our Employees.”

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

We rely on a combination of copyright, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. Our affiliated entities own a number of trademarks in China, all of which have been properly registered with regulatory agencies such as the State Intellectual Property Office and the Trademark Office. This intellectual property has allowed our products to earn market share in the financial services and supply chain solutions industries.

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

Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend our intellectual property rights, or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and the diversion of resources and management attention, which could harm our business and competitive position.

We may be exposed to intellectual property infringement and other claims by third parties which, if successful, could disrupt our business and have a material adverse effect on our financial condition and results of operations.

Our success depends, in large part, on our ability to use and develop our technology and know-how without infringing on third party intellectual property rights. As litigation concerning intellectual property has become more common in China, we face a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain intellectual property rights that will prevent, limit or interfere with our ability to use or sell our products in either China or other countries, including the United States. In addition, the defense of intellectual property suits, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to:

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

Enhancing the recognition and reputation of the brands of our financial services is critical to our business and competitiveness. Factors that are important to this objective include but are not limited to our ability to:

●	maintain the quality and reliability of our technology platform;

●	provide financial institutions, corporate and individual customers and industry partners with a superior client service experience;

●	maintain accurate financial product matching and asset management tools and decision-making models;

●	effectively manage and resolve any customer questions or concerns; and

●	effectively protect personal information and the privacy of customers and industry partners.

Any negative publicity by the media or other parties about the foregoing or other aspects of our services, including but not limited to our management, business, compliance with laws, whether with merit or not, could severely hurt our reputation and harm our business and operating results.

Certain factors that may adversely affect our reputation are beyond our control. Negative publicity about our industry partners, service providers or other counterparties, such as negative publicity about their revenue generating practices and any failure by them to adequately protect the information of their investors, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm the reputation of our financial services model that works with those industry partners. Furthermore, any negative development in the financial services industry, such as bankruptcies or failures of other financial technology platforms, or negative perception of the industry as a whole, such as that arises from any failure of other financial advisory service providers or their technology platforms to detect or prevent money laundering or other illegal activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and have a negative impact on our ability to attract new customers. Negative developments in the financial services industry, such as fraudulent behavior and/or the closure of other financial service platforms, may also lead to tightened regulatory scrutiny of the industry and limit the scope of permissible business activities that may be conducted by industry participants. If any of the foregoing were to occur, our business and results of operations could be materially and adversely affected.

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

In general, our business could be adversely affected by the effects of pandemic, including but not limited to, COVID-19, avian influenza, severe acute respiratory syndrome (SARS), influenza A virus, Ebola virus, or other outbreaks. In response to a pandemic, government and other organizations may adopt regulations and policies that could lead to severe disruptions to our daily operations, including temporary closure of our offices and other facilities. These severe conditions may cause us and/or our suppliers and customers to make internal adjustments, including but not limited to, temporarily closing down our business, limiting business hours, and setting restrictions on travel and/or visits with clients and suppliers for a prolonged period of time. Various impacts arising from a severe condition may cause business disruption, resulting in a material, adverse impact on our financial condition and results of operations.

Substantially all of our revenues and our workforce are concentrated in the PRC. Consequently, our results of operations will likely be adversely, and may be materially, affected, to the extent that COVID-19 or any other pandemic harms the Chinese and global economy in general. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of health pandemics and the actions taken by government authorities and other entities to contain the health pandemics or alleviate their impact, almost all of which are beyond our control. Potential impacts include, but are not limited to, the following:

●	temporary closure of offices, travel restrictions or suspension of services of our customers and suppliers have negatively affected, and could continue to negatively affect, the demand for our services;

●	our customers that are negatively impacted by the outbreak of health pandemics, may reduce their budgets on equipment and engineering projects or delay the progress of the related projects or have less demands on our financial service which may materially adversely impact our revenue;

●	our customers may require additional time to pay us or fail to pay us at all, which could significantly increase the amount of accounts receivable and require us to record additional allowances for doubtful accounts, which may in turn adversely affect our financial condition and operating results; and

●	any disruption of our supply chains, logistics providers or customers could adversely impact our business and results of operations, including causing our subcontractors to temporarily cease operation for a period of time, which may also lead to delayed project progress and negatively affect our business;

Because of the possible future uncertainty surrounding COVID-19, the financial impact related to the pandemic of and response cannot be reasonably estimated at this time. There is no guarantee that our total revenues will grow or remain at the similar level year-over-year in the future. We may have to record downward adjustments, if conditions have not been significantly improved and global stock markets have not recovered from recent declines.

Risks Related to Doing Business in China

Our business and results of operations may be affected by changes in China’s economic, political or social conditions, or government policies.

Substantially all of our business operations are conducted in China. Our business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. China’s economy has its unique characteristics in many respects, including with respect to government regulations and oversight, growth rate, regulation of foreign currency exchange, and allocation of resources. Any changes or developments in economic conditions in China, in the policies of the PRC government, or in the laws and regulations of China could have an adverse effect on the overall economic growth of China. In response to the global and regional economic slowdowns, the PRC government has adopted policy measures aimed at stimulating the economic growth in China, and the implementation of these measures may be adjusted from industry to industry or across different regions of the country. Any adverse developments in the overall economic growth or in the geographical markets in which we operate may result in a reduction in demand for our financing services or the commodities we trade. Such adverse changes could materially and adversely affect our business, financial condition and operating results.

Complexity of the PRC legal system and uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us and our investors, materially and adversely affect our financial condition and results of operations and cause our shares to significantly decline in value or become worthless.

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

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published in a timely basis or at all. As a result, we may not be aware of our potential violation of these policies and rules. In addition, any administrative and court proceedings in China may be protracted and result in substantial costs and diversion of resources and management attention.

The PRC government has significant oversight over the conduct of our business and it has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We may be adversely affected by the complexity and changes in PRC regulation of internet- related or finance-related businesses and companies, and any lack of requisite approvals, licenses, permits or filings applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government extensively regulates the internet industry and finance-related industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry and finance-related industry. These internet-related or finance-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant complexity. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

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

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry and finance-related have created substantial complexity regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet and finance-related businesses in China, including our business. While we believe that we have obtained all the permits or licenses required to conduct our business operations in China, we cannot assure you that the relevant government authorities will determine we have obtained all required permits or licenses or completed all the record-filing procedures required for conducting our business, or that we will be able to maintain our existing licenses or obtain new permits if so required. If the PRC government considers that we were operating without the proper approvals, licenses, permits or filings or promulgates new laws and regulations that require additional approvals, licenses, permits or filings or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

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

Further, Chinese government continues to exert more oversight and discretion over Chinese technology firms. On July 2, 2021, Chinese cybersecurity regulator announced, that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the Company’s application be removed from smartphone application stores. On July 5, 2021, the Chinese cybersecurity regulator launched the same investigation on two other Internet platforms, China’s Full Truck Alliance of Full Truck Alliance Co. Ltd. (NYSE: YMM) and Boss of KANZHUN LIMITED (Nasdaq: BZ).

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

In addition, pursuant to the Confidentiality and Archives Management Provisions, which were promulgated on February 24, 2023, and came into effect on March 31, 2023, PRC domestic enterprises seeking to offer securities and list in overseas markets, either directly or indirectly, shall establish and improve the system of confidentiality and archives work, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of state organs to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting records or photocopies thereof to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals shall be subject to corresponding procedures in accordance with relevant laws and regulations.

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

Recent regulatory developments in China, including greater oversight and discretion over privacy and data security, may subject us to additional regulatory review and any actions by the Chinese government to exert more oversight and control over foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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

The Regulation on Network Data Security Management, which was promulgated on September 24, 2024 and became effective on January 1, 2025. The Regulation on Network Data Security Management introduces several key obligations, including requiring network data handlers to specify the purpose and method of personal information processing, as well as the types of personal information involved, before any personal information is handled. It also clarifies definitions for important data, outlines the obligations of those handling important data, establishes broader contractual requirements for data sharing between data handlers, and introduces a new exemption for regulatory obligations regarding cross-border data transfers.

PRC regulations establish complex procedures for some acquisitions conducted by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, adopted by six PRC regulatory agencies in August 2006 and amended in June 2009, among other things, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. In addition, the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, or the Rules Concerning Security Review on M&A, issued by the Ministry of Commerce (the “MOFCOM”) in August 2011 and became effective on September 1, 2011, specify that mergers and acquisitions by foreign investors involved in “an industry related to national security” are subject to strict review by the MOFCOM, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. We believe that our business is not in an industry related to national security, but we cannot preclude the possibility that the competent PRC government authorities may publish explanations contrary to our understanding or broaden the scope of such security reviews in the future, in which case our future acquisitions and investment in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Moreover, according to the Anti-Monopoly Law, which became effective on August 1, 2022, the SAMR shall be notified in advance of any concentration of undertaking if certain filing thresholds are triggered. We may grow our business in part by directly acquiring complementary businesses in China. Complying with the requirements of the laws and regulations mentioned above and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the SAMR, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

In December 2020, the NDRC and the MOFCOM promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. The Measures for the Security Review of Foreign Investment stipulate rules for foreign investment that is subject to security review. According to the Measures for the Security Review of Foreign Investment, procedures will be established for organizing, coordinating and guiding the security review of foreign investments, and the office in charge of the security review will be set up under the NDRC and led by the NDRC and the MOFCOM. Furthermore, the Measures for the Security Review of Foreign Investment provide that, if foreign investors or relevant parties in mainland China intend to invest in crucial information technology and internet products and services, or in crucial financial services, or in other crucial fields which relate to national security, they shall apply to the office in advance for a security review.

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

Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. Our auditor, Enrome LLP, is headquartered in The Republic of Singapore and subject to inspection by the PCAOB on a regular basis. Our auditor was not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that were subject to PCAOB’s determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Notwithstanding the foregoing, if in the future it is determined that the PCAOB is unable to inspect or investigate our auditor completely, or if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the Determination so that we are subject to the HFCAA, as the same may be amended, you may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected or investigated by the PCAOB, or a lack of PCAOB inspections or investigations of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate.

Chinese economic growth slowdown may have a negative effect on our business.

Since 2014, Chinese economic growth has been slowing down from double-digit GDP speed. The annual rate of growth declined from 7.3% in 2014 to 6.9% in 2015, to 6.7% in 2016, to 6.9% in 2017, to 6.6% in 2018, and to 6.1% in 2019. Due to the impact of COVID-19, China’s economic growth rate in 2020 has slowed to 2.3%, its lowest level in years. The China’s economic growth rate were 8.1% in 2021, 2.8% in 2022, 5.2% in 2023 and 5% in 2024, which is fluctuating. While technology-based financial services companies have not been affected by the pandemic on the same level as companies in certain other industries, nevertheless a slow economic growth could adversely affect many of our customers and partners, which in turn may materially adversely affect our financial condition and results of operations.

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

Under the Enterprise Income Tax Law of the PRC (the “EIT Law”) and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. Undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 are exempted from any withholding tax. The BVI, where Nisun International, the parent company of our PRC subsidiaries, is incorporated, does not have such a tax treaty with China. Hong Kong has a tax arrangement with China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. However, if NiSun HK is not considered being the beneficial owner of the dividends paid to it by our WFOE under the tax circulars promulgated in February and October 2009, such dividends would be subject to withholding tax at a rate of 10%. If our PRC subsidiaries declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company.

Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.

The EIT Law was promulgated by the SCNPC on March 16, 2007, and last amended and implemented on December 29, 2018, and the Implementation Rules of the Enterprise Income Tax Law of the PRC (the “Implementing Rules of the EIT Law”) was promulgated by the State Council on December 6, 2007, last amended on December 6, 2024 and implemented on January 20, 2025. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation of China issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to the Criteria of de facto Management Bodies, or the Notice, further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or group. Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations resides or performs their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate stamps, board and stockholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management are often resident in China. A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and must pay a withholding tax at a rate of 10% when paying dividends to its non-PRC stockholders.

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

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Currently, we do not have any non-China source income, so this would have minimal effect on us; however, if we develop such income in the future, we could be adversely affected. Second, under the EIT Law and its implementing rules, dividends paid to us from our PRC subsidiaries would qualify as “tax-exempt income.” Finally, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC stockholders and on gains derived by our non-PRC stockholders from transferring our shares.

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

In utilizing proceeds of our securities offerings, we may make loans to our PRC subsidiaries and consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiaries.

Any loans to our PRC subsidiaries and consolidated affiliated entities are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are FIEs, to finance their activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE. Currently, China is holding more open and tolerant attitude toward FIEs. On March 30, 2015, SAFE promulgated Circular 19 on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, which became effective on June 1, 2015. It contains important changes in rules regarding the conversion of foreign exchanges to RMB and established rules for discretionary foreign-exchange settlement. FIEs are allowed to settle their contributed foreign exchange capital based on their operational needs with less restrictions, but are prohibited from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises.

On February 13, 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Foreign Exchange Administration Policies on Direct Investments (the “Circular 13”), which took effect on June 1, 2015 and was amended in December 2019. The Circular 13 specifies that the administrative examination and approval procedures with SAFE or its local branches relating to the foreign exchange registration approval for domestic direct investments as well as overseas direct investments have been canceled, and qualified banks are delegated the power to directly conduct such foreign exchange registrations under the supervision of SAFE or its local branches.

On June 9, 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account (the “Circular 16”), which was most recently amended on December 4, 2023. The Circular 16 reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-affiliated enterprises. In addition, the Circular 28, which was promulgated on October 23, 2019 and amended by the Circular Regarding Further Deepening the Reform to Promote the Facilitation Cross-border Trade and Investment issued on December 4, 2023, expressly allows foreign-invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investments as long as there is a truthful investment and such investment is in compliance with the foreign investment-related laws and regulations.

Even with more and more open policy toward FDI and FIEs, the Circulars mentioned above may still limit our ability to convert, transfer and use the net proceeds from our securities offerings and any offering of additional equity securities in China, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

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

The Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular No. 75, and a series of implementation rules and guidance issued by SAFE, including the circular relating to operating procedures that took effect in July 2011, required PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or SPV, for the purposes of overseas equity financing activities, and to update such registration in the event of any significant changes with respect to that offshore company. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, on July 4, 2014, which replaced the SAFE Circular No. 75. SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” The term “control” under SAFE Circular No. 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular No. 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. On February 13, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. In accordance with SAFE Notice 13, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under SAFE Circular No. 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration.

Our shareholders that are PRC entities are required to complete their overseas direct investment filings according to applicable laws and regulations regarding the overseas direct investment by PRC entities, including certificates, filings or registrations with the MOFCOM and the NDRC, or the local branch of the MOFCOM and the NDRC based on the investment amount, invested industry or other factors thereof, and shall also update or apply for amendment in respect to the certificates, filings or registrations in the event of any significant changes with respect to the offshore investment.

We have notified our shareholders whom we know are PRC residents to register with the local SAFE branch and update their registrations as required under the SAFE regulations described above. We believe that such PRC resident shareholders either have registered and updated registration when required, or are in the process of the registration, with the relevant local SAFE branch. We, however, cannot provide any assurances that all of our shareholders who are PRC residents have filed or will file all applicable registrations or update previously filed registrations as required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with the registration procedures or other applicable PRC regulations may subject the PRC resident shareholders to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign exchange denominated loans from our company.

As a result of the complexity and uncertainties of the interpretation or implementation of SAFE regulations described above, we cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the SAFE regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

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

We may not be fully informed of the identities of all our beneficial owners who are PRC residents. For example, because the investment in or trading of our shares may happen in an overseas public or secondary market where shares are often held by brokers in brokerage accounts, it is unlikely that we will know the identity of all of our beneficial owners who are PRC residents. Furthermore, we have no control over any of our future beneficial owners and we cannot assure you that such PRC residents will be able to complete the necessary approval and registration procedures required by the Individual Foreign Exchange Rules.

We cannot be sure whether the failure by any of our PRC resident stockholders to make the required registration will subject our PRC subsidiaries to fines or legal sanctions on their operations, delay or restrict on repatriation of proceeds from our securities offerings into the PRC, restrictions on remittance of dividends or other punitive actions that would have a material adverse effect on our business, results of operations and financial condition.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, income of our listed holding company will be derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our security-holders.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from our securities offerings into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our common shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the PBOC regularly adjusts the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive income (loss).” For the years ended December 31, 2024, 2023 and 2022, we had foreign currency translation losses of $1.8 million, $4.5 million and $12.6 million respectively.  Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange gains and losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

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

Shareholder claims that are common in the U.S., including securities law class actions and fraud claims, among other matters, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States has not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law, which became effective in March 2020, or Article 177, the securities regulatory authority of the State Council may collaborate with securities regulatory authorities of other countries or regions in order to monitor and oversee cross border securities activities. Article 177 further provides that overseas securities regulatory authorities are not permitted to carry out investigation and evidence collection directly within the territory of the PRC, and that any Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to overseas agencies without prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council.

Our principal business operations are conducted in the PRC. In the event that the U.S. regulators carry out investigations with respect to our business and need to conduct investigations or collect evidence within the territory of the PRC, the U.S. regulators may not be able to carry out such investigations or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may consider cross-border cooperation with securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC. However, there can be no assurance that the U.S. regulators could succeed in establishing such cross-border cooperation in a specific case or could establish the cooperation in a timely manner. If U.S. regulators are unable to conduct such investigations, such U.S. regulators may determine to suspend and ultimately delist our common shares from the Nasdaq Capital Market or choose to suspend or de-register our SEC registration.

Labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated a new labor law, namely, the Labor Contract Law of the PRC (“the LCL Law”), which became effective on January 1, 2008, which was further amended on December 28, 2012 (effective July 1, 2013). The LCL Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. In the event we decide to significantly change or decrease our workforce, the LCL Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations. The LCL Law also mandates that employers provide social welfare packages to all employees, increasing our labor costs. To the extent competitors from outside China are not affected by such requirements, we could be at a competitive disadvantage.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject our plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. Failure to complete SAFE registrations may subject them to fines and legal sanctions.

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options and/or are granted restricted shares will be subject to PRC individual income tax. Our mainland China subsidiaries have obligations to file documents related to employee share options and/or restricted shares with tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

Additional factors outside of our control related to doing business in China could negatively affect our business.

Additional factors that could negatively affect our business include a potential significant revaluation of the RMB, which may result in an increase in the cost of commodities or products in the PRC supply chain industry, labor shortages and increases in labor costs in China as well as difficulties in moving products manufactured in China out of the country, whether due to infrastructure inadequacy, labor disputes, slowdowns, PRC regulations and/or other factors. Prolonged disputes or slowdowns can negatively impact both the time and cost of goods. Natural disasters or health pandemics impacting China can also have a significant negative impact on our business. Further, the imposition of trade sanctions or other regulations against products supplied or sold in the supply chain industry transactions for which we provide solutions or the loss of “normal trade relations” status with China could significantly affect our operating results and harm our business.

Risks Related to Our Corporate Structure

Our currently corporate structure and business operations are subject to uncertainties with respect to the interpretation and implementation of the PRC Foreign Investment Law.

The National People’s Congress promulgated the Foreign Investment Law on March 15, 2019 and the State Council adopted the Regulation on Implementing the Foreign Investment Law (the “Implementation Regulations”) on December 26, 2019, which became effective January 1, 2020, to replace the trio of existing laws regulating foreign investment in China, namely, PRC Foreign Invested Enterprise Law, PRC Sino-Foreign Equity Joint Venture Law and PRC Sino-Foreign Cooperative Joint Venture Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. Under the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangements would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

If the PRC government finds that the contractual arrangements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of internet-based businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, according to the Special Administrative Measures for Foreign Investment Access (Negative List 2024) issued by the NDRC and the MOFCOM on September 6, 2024 and effective on November 1, 2024, foreign investors are generally not allowed to hold more than 50% of the equity interests in a value-added telecommunication service provider, except for e-commerce, domestic multi-party communication, storage-forwarding services, and call centers. Additionally, foreign investment is prohibited in certain sensitive sectors, including internet news information services, network publishing services, network audio-visual services, and internet cultural operations (excluding music).

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

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, in January 2015, the MOFCOM, published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. In December 2018, the SCNPC published a discussion draft of a new proposed Foreign Investment Law, aiming to replace the major existing laws governing foreign direct investment in China. On January 29, 2019, the discussion draft with slight revisions, or the New Draft Foreign Investment Law, was submitted for review. Pursuant to the New Draft Foreign Investment Law, foreign investments shall be subject to the negative list management system. However, the New Draft Foreign Investment Law does not mention “actual control” as regulated in the previous draft and the position to be taken with respect to the existing or future companies with the “variable interest entities” structure. On March 15, 2019, the Foreign Investment Law of the PRC, or the Final Foreign Investment Law, with slight revisions, was finally issued and became effective on January 1, 2020.

Although variable interest entity structures are not included in the Final Foreign Investment Law, it is uncertain whether any interpretation and implementation of the Final Foreign Investment Law or new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If the ownership structure, contractual arrangements and business of our PRC subsidiary or its consolidated VIEs are found to be in violation of any existing or future PRC laws or regulations, or if our PRC subsidiary fails to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating its income or the income of its PRC subsidiary or consolidated variable interest entities, revoking the business licenses or operating licenses of its PRC subsidiary or consolidated variable interest entities, discontinuing or placing restrictions or onerous conditions on its operations, requiring our PRC operations to undergo a costly and disruptive restructuring and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our financial service business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our consolidated variable interest entities, and/or our failure to receive economic benefits from our consolidated variable interest entities, we may not be able to consolidate our VIEs’ results into our consolidated financial statements in accordance with U.S. GAAP.

We rely on our contractual arrangements with VIEs and the shareholders of VIEs for our business operations, which may not be as effective as direct ownership in providing operational control.

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

If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the VIEs. However, under the current contractual arrangements, we rely on the performance by the VIEs and their shareholders of their obligations under the contracts to exercise control over our consolidated entities. The shareholders of VIEs may not act in the best interests of ours or may not perform their obligations under these contracts. Such risks exist throughout the period in which we operate our business through the contractual arrangements with the VIEs. Although we have the right to replace any shareholder of the consolidated variable interest entities under the contractual arrangement, if any shareholder of such entity is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce the rights under the contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, the contractual arrangements with VIEs may not be as effective in ensuring our control over the relevant portion of their business operations as direct ownership would be.

Shareholders of VIEs may have potential conflicts of interest with ours, which may materially and adversely affect our business and financial condition.

The equity interests of the VIEs are beneficially owned by several individual shareholders through holding companies. Such VIE shareholders’ interests in the VIE may differ from the interests of our Company as a whole. VIE shareholders may breach, or cause VIEs to breach, the existing contractual arrangements between us and VIEs, which would have a material adverse effect on our ability to effectively control the consolidated variable interest entities and receive economic benefits from them. For example, shareholders of VIEs may be able to cause the VIE agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to our subsidiaries on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of the VIE shareholders will act in the best interests of our Company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between VIE shareholders and ours, except that we could exercise the purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in the VIE to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute with the shareholders of the VIE, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our consolidated variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated variable interest entities owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between NingChen and Naqing, our wholly-owned subsidiaries in China, consolidated VIEs in China, and the shareholders of the VIEs were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and to adjust the VIEs’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing the tax expenses of NingChen and Naqing. In addition, if NingChen or Naqing requests the shareholders of VIEs to transfer their equity interests in the VIEs at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject the VIEs to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our consolidated variable interest entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our consolidated VIEs that are material to the operation of our business if the VIE goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

The VIE holds certain assets that are material to the operation of our financial services business, including domain names and equipment for our financial technology platform. Under the contractual arrangements, VIEs may not and VIE shareholders may not cause them to, in any manner, sell, transfer, mortgage or dispose of their assets or their legal or beneficial interests in the business without its prior consent. However, in the event a VIE shareholder breaches these contractual arrangements and voluntarily liquidates the VIE or the VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without NingChen’s or Naqing’s consent, it may be unable to continue some or all of its business activities, which could materially and adversely affect our business, financial condition and results of operations. If the VIE undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of their assets, thereby hindering our ability to operate its business, which could materially and adversely affect our business, financial condition and results of operations.

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

The trading price for our Class A common shares has fluctuated since we first listed our common shares. The trading price of our Class A common shares has ranged from $3.14 to $22.55 per share for the year ended December 31, 2024, and the last reported trading price on April 28, 2025  was $5.505 per Class A common share. The market price of our common shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

Our board of directors is divided into three classes of directors. The current terms of the directors expire in 2025, 2026 and 2027. Directors of each class are chosen for three-year terms upon the expiration of their current terms, and each year the shareholders elect one class of directors. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders.

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

As a result of disclosure of information in this annual report on Form 20-F and in filings required of a public company, our business and financial condition are more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand, reputation and results of operations.

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

We have had three major reorganizations since our inception. In connection with our initial public offering, we consummated the first reorganization to acquire our equipment and engineering business (the “IPO Reorganization”) in 2016. We became the ultimate parent company of Hong Kong Xibolun Technology Ltd. (“Xibolun HK”) and its PRC subsidiaries, Wenzhou Xibolun Fluid Equipment Co., Ltd. (“Xibolun Equipment”) and Zhejiang Xibolun Automation Project Technology Co., Ltd. (“Xibolun Automation”) (collectively referred to as the “Xibolun Group”), which, before the IPO Reorganization, were all controlled by Mr. Anyuan Sun, our former Chairman of the Board and CEO. The Xibolun Group conducts equipment and engineering services operations focusing on the research, development, and manufacture of valves, pipe fittings, and fluid equipment, with an emphasis on the manufacture and installation of intelligent valves used in the pharmaceutical, biological, food and beverage, and other clean industries in the PRC.

We commenced the second corporate restructure in July 2019 for the acquisition of our financial services business. We expanded our operations into the financial services industry through the acquisition of NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd. (“NiSun BVI”), its subsidiaries, and consolidated affiliate, Fintech (Shanghai) Digital Technology Co., Ltd. (“Fintech”), and subsidiaries of Fintech (collectively, “Fintech” or “Fintech Subsidiary Group”). In 2019, Fintech provided comprehensive financing solution services to SMEs primarily in connection with SME financings sponsored or underwritten by financial institutions, and also provided distribution and management services for direct banking products issued by small- and medium-sized commercial banks in China.

Since July 2019, our financial services operations have experienced significant growth through several subsequent acquisitions and organizational changes. In December 2019, we acquired a controlling interest in Beijing Hengtai Puhui Information Service Co. Ltd., a PRC company, and its subsidiaries (collectively, “Hengpu” or “Hengpu Subsidiary Group”) through certain contractual arrangements. Hengpu provides a full set of financing solution services in SME financings. In May 2020, we acquired Nami Holding (Cayman) Co., Ltd., a Cayman Islands exempted company (“Nami Cayman”), and its subsidiaries and consolidated affiliated entity (collectively, “Nami” or “Nami Subsidiary Group”) pursuant to a share purchase agreement. Nami provides financial advisory and intermediary financing solutions services, matching small- and mid-sized enterprises with high quality investors in China.

On September 22, 2020, we changed our corporate name from “Hebron Technology Co., Ltd.” to “Nisun International Enterprise Development Group Co., Ltd” and, in connection with the name change, the trading symbol of our Class A common shares on the Nasdaq Capital Market was changed to “NISN” from “HEBT,” effective on November 16, 2020. The new corporate name reflects our Company’s current core financial services business and enables our different service business to integrate various brands under one corporate identity.

In December 2020, based on a preliminary agreement with the local government, we established a wholly owned subsidiary, Nisun (Shandong) Industry Development Co., Ltd. (“Nisun Shandong”), in Tai’an, Shandong province. Nisun Shandong is a holding company for our existing PRC operating subsidiaries and is expected to be a key operations platform. In 2020, we also formed several operating subsidiaries in different regions of China in response to the operational demands in our supply chain solutions and SME financing solutions services.

On November 30, 2020, to streamline our businesses, we completed the third corporate restructure, whereby we sold all of our equity interest in Xibolun HK to Wise Metro Development Co., Ltd., an entity controlled by our former Chairman and CEO, Mr. Anyuan Sun (“Wise Metro”). The disposition of Xibolun HK (the “Disposition”) was consummated pursuant to a Call Option Agreement we entered into on April 16, 2019, with Wise Metro, under which Wise Metro was granted an option to purchase all of the equity of the Xibolun Group for a period beginning six months after the effective date of the Call Option Agreement and expiring two years and six months after the agreement effective date. Upon exercise, the purchase price to exercise the Call Option Agreement would be equal to the fair market value of the Xibolun Group at the time of exercise of the Call Option, as determined by a qualified and experienced business appraisal firm appointed by us and Wise Metro. On June 14, 2019, our shareholders approved our entry into the Call Option Agreement. On May 11, 2020, Wise Metro exercised the Call Option to acquire the Xibolun Group. We completed the Disposition on November 30, 2020.

Through the transfer of Xibolun HK and the resulting divestiture of our interests in Xibolun HK’s operating subsidiaries, Xibolun Automation and Xibolun Equipment, we discontinued our legacy equipment and engineering business and disposed of our minority interest in Xuzhou Weijia Biotechnology Co., Ltd. We sold the legacy businesses for a gain of approximately $0.14 million.

On March 24, 2021, we completed a subsidiary reorganization, whereby Nami Cayman and its Hong Kong subsidiary transferred all of the equity they held in Naqing and the economic interests in Nami Shanghai to Nisun Shandong. Following the transaction, Naqing became a wholly-owned subsidiary of Nisun Shandong, which holds a controlling interest in Nami Shanghai.

Corporate Information

Our principal executive offices are located at Floor 20-21, No. 55 Loushanguan Road, Changning District, Shanghai, People’s Republic of China. Our telephone number is +86-21-2357-0055.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. We maintain our websites at https://www.fintaike.com for Fintech, at https://www.ihengpu.com for Hengpu, and at www.namizx.com.cn for Nami.

Principal Corporate Activities

Below is a brief summary of principal activities of our Company since its formation.

●	January 25, 2005, Xibolun Equipment was incorporated.

●	June 14, 2011, Xibolun HK was formed in accordance with laws and regulations of Hong Kong.

●	July 21, 2011, Xibolun HK acquired 30% ownership interest of Xibolun Equipment.

●	May 29, 2012, Hebron Technology was established under the laws of the British Virgin Islands as a holding company.

●	September 24, 2012, Xibolun Automation was incorporated.

●	December 5, 2012, Xibolun HK acquired 100% ownership interest of Xibolun Automation from Hebron Technology, Xibolun Equipment, and Zhejiang Xibolun.

●	October 22, 2012, Hebron Technology acquired 100% ownership interest of Xibolun HK. As a result, Xibolun HK became a wholly owned subsidiary of Hebron Technology.

●	July 29, 2013, Mr. Anyuan Sun transferred his 70% ownership interest in Xibolun Equipment to Xibolun Automation.

●	December 27, 2016, Hebron Technology completed an initial public offering of 2,695,347 common shares. The offering was completed at an issuance price of $4.00 per share. Prior to the offering, the Company had 12,000,000 issued and outstanding shares, and after the offering, the Company had 14,695,347 issued and outstanding shares. The Company issued to the placement agent in the initial public offering, warrants to purchase 134,768 common shares for an exercise price of $4.80 per share. The placement agent’s warrants have a term of three years.

●	March 7, 2018, Hebron Technology re-classified and re-designated our common shares into Class A common shares and Class B common shares by filing the Third Amended and Restated Memorandum of Association with the BVI Registrar of Corporate Affairs. Pursuant to the Third Amended and Restated Memorandum of Association, our authorized shares are re-classified and re-designated into 50,000,000 common shares of par value of US$0.001 each, of which 40,000,000 share are designated as Class A common shares of par value of US$0.001 each and 10,000,000 shares are designated as Class B common shares of par value of US$0.001 each. Each Class A common share is entitled to one vote and each Class B common share is entitled to five votes on all matters subject to vote at our shareholders’ meetings. After the reclassification and re-designation, 6,916,947 Class A common shares and 7,778,400 Class B common shares were issued and outstanding. Our former Chief Executive Officer, Mr. Anyuan Sun, beneficially owns all of the 7,778,400 Class B common shares. The Nasdaq marketplace effective date is March 12, 2018.

●	March 10, 2018, Hebron Technology entered into a share acquisition agreement with the sole shareholder of Xuzhou Weijia Bio-Tech Co., Ltd. (“Weijia Bio-Tech”) and Weijia Bio-Tech to acquire 49% of the equity in Weijia Bio-Tech. As consideration, we were obligated to issue 1,442,778 unregistered Class A common shares (based on an agreed value of $2.00 per share) to the individuals designated by the selling shareholder of Weijia Bio-Tech within 20 business days after signing the agreement. On April 17, 2018, the parties signed an addendum to extend 20 business days to 40 business days. Effective as of April 9, 2018, we issued 1,442,778 unregistered Class A common shares pursuant to the agreement. On or about April 11, 2018, we completed the acquisition of the 49% equity interest in Weijia Bio-Tech.

●	April 16, 2019, Hebron Technology entered into a securities purchase agreement with Wise Metro Development Co., Ltd. (“Wise Metro”), Zuoqiao Sun Zhang (“Sun Zhang”; and together with Wise, “Sellers”) and NiSun Cayman, pursuant to which NiSun Cayman would acquire 7,778,400 Class B Common Shares from the Sellers. Upon the consummation of the share purchase transaction in July 2019, all of the Class B common shares were automatically converted into Class A common shares.

●	July 12, 2019, Hebron Technology acquired all of the equity of NiSun BVI for a consideration of $7 million. NiSun BVI effectively controls Fintech through a series of variable interest agreements. At acquisition, Fintech was the parent company of Khorgos Fintech Network Technology Co., Ltd (“Khorgos”), Jilin Lingang Trade Co., Ltd (“Jilin”) and NiSun Family Office (Guangzhou) Co., Ltd (“Guangzhou”).

●	November 8, 2019, NiSun BVI entered into a cooperation agreement with Tai’an Keyuan Infrastructure Investment Construction Co., Ltd. (“Keyuan”) to form a joint venture entity, Shandong Taiding International Investment Co., Ltd (“Taiding”), of which NiSun BVI and Keyuan hold 80% and 20%, respectively, of the equity interest in Taiding. Taiding was formed on November 12, 2019.

●	December 15, 2019, Hebron Technology entered into a share exchange agreement with Hengpu and shareholders of Hengpu to acquire a controlling interest in Hengpu in exchange for issuance of 1,440,894 Class A Common Share of the Company to Hengpu’s shareholders. The Company, through its subsidiary NingChen, obtained an effective control of Hengpu upon the entry into a series of VIE agreements with Hengpu. At acquisition, Hengpu owned a 92% equity interest of Hangzhou Fengtai Technology Co., Ltd (“Fengtai”) and 100% equity interest of Dunhua Midtown Assets Management Registration Center Co., Ltd.

●	May 31, 2020, Hebron Technology acquired Nami Cayman, and its subsidiaries and consolidated affiliated entity (collectively, “Nami” or “Nami Subsidiary Group”) pursuant to a share purchase agreement. At acquisition, Nami Cayman owned all of the equity in Nami HK and Naqing, and Naqing controlled Nami Shanghai through a series of VIE agreements. Nami provides financial advisory and intermediary financing solutions services matching small- and mid-sized enterprises and high quality investors in China.

●	September 22, 2020, we changed our corporate name from “Hebron Technology Co., Ltd.” to “Nisun International Enterprise Development Group Co., Ltd” and in connection with the name change, the trading symbol of our Class A common shares on the Nasdaq Capital Market was changed to “NISN” from “HEBT,” effective on November 16, 2020. The new corporate name reflects our Company’s current core business and enables different service business to integrate various brands under one corporate identity.

●	November 30, 2020, to streamline our businesses, we disposed of Xibolun HK to Wise Metro, an entity controlled by our former Chairman and CEO, Mr. Anyuan Sun. The disposition of Xibolun HK (the “Disposition”) was consummated pursuant to a Call Option Agreement we entered on April 16, 2019 with Wise Metro under which Wise Metro was granted an option to purchase all of the equity of the Xibolun Group for a period beginning six months after the effective date of the Call Option Agreement and expiring two years and six months after the agreement effective date. Upon exercise, the purchase price to exercise the Call Option Agreement would be equal to the fair market value of the Xibolun Group at the time of exercise of the Call Option as determined by a qualified and experienced business appraisal firm appointed by us and Wise Metro. On June 14, 2019, our shareholders approved our entry into the Call Option Agreement. On May 11, 2020, Wise Metro exercised the Call Option to acquire the Xibolun Group. We completed the Disposition on November 30, 2020.

●	December 15, 2020, based on a preliminary agreement with the local government, the Company established a wholly owned subsidiary, Nisun (Shandong) Industry Development Co., Ltd (“Nisun Shandong”), in Tai’an, Shandong province. Nisun Shandong is a holding company for our PRC operating subsidiaries and is expected to be a key operations platform.

●	December 21, 2020, the Company announced that Fintech entered into a strategic collaboration agreement with Shanghai Petroleum and Natural Gas Exchange (“SHPGX”). SHPGX is a national-level energy trading platform for energy products approved by the Shanghai municipal government and operates under the direct guidance of the National Development and Reform Commission and the National Energy Administration. Under the agreement, Fintech and SHPGX agreed to join forces to expand technology support services to members of SHPGX’s trading platform through the provision of supply chain management and financial services, targeting upstream and downstream enterprises in the energy industry.

●	August through December 2020, Fintech formed a number of operating subsidiaries in different regions of China in response to the operational demands in our supply chain solutions services, including:

●	Fintech (Henan) Supply Chain Management Co., Ltd. (“Fintech Henan”), a wholly owned subsidiary;

●	Fintech (Jiangsu) Supply Chain Management Co., Ltd. (“Fintech Jiangsu”), a wholly owned subsidiary, which was deregistered in February 2024 after it had ceased operation;

●	Fanlunke Supply Chain Management (Shanghai) Co., Ltd. (“Fanlunke”), a wholly owned subsidiary;

●	Fintech Supply Chain Management (Ningbo) Co., Ltd, a wholly owned subsidiary;

●	Nanjing Nisun Gold Co., Ltd. (“Nisun Gold”), a wholly owned subsidiary;

●	Fintech Supply Chain Management (Shandong) Co., Ltd. (“Fintech Shandong”), a wholly owned subsidiary;

●

Jilin Province Lingang Hengda Supply Chain Management Co., Ltd. (“Lingang Hengda”), a wholly owned subsidiary of Jilin Province Lingang Supply Chain Management Co., Ltd (Lingang Hengda was deregistered in August 2024 after it had ceased operation);

●	Shanxi Fintech Supply Chain Management Co., Ltd (“Fintech Shanxi”), a wholly owned subsidiary (Fintech Shanxi was deregistered in July 2023 due to inactivity);

●	Inner Mongolia Fintech Supply Chain Management Co., Ltd (“Fintech Inner Mongolia”), a 70%-owned subsidiary (Fintech Inner Mongolia was deregistered in November 2022 after it had ceased operation).

●	December 29, 2021, Nisun HK formed Zhumadian NiSun Supply Chain Management Co., Ltd. (“Nisun ZMD”), a wholly owned PRC operating subsidiary;

●	July 30, 2021, Nisun HK formed NiSun Ocean (Qingdao) Supply Chain Investment Co., Ltd. (“Nisun Ocean”), a wholly owned PRC operating subsidiary;

●	May through October 2021, Fintech formed the following subsidiaries:

●	Jiangxi Fintech Supply Chain Management Co., Ltd. (“Fintech Jiangxi”), a wholly owned subsidiary (Fintech Jiangxi was deregistered in May 2023 due to inactivity to reduce maintenance costs);

●	Fintech Supply Chain Management (Shanxi) Co., Ltd. (“Fintech SX”), a wholly owned subsidiary (Fintech SX was deregistered in February 2023 due to inactivity to reduce maintenance costs);

●	Liaogang NiSun (Yingkou) Supply Chain Management Co., Ltd.(“Liaogang”), a 51%-owned subsidiary;

●	Liaogang NiSun (Shanghai) Supply Chain Management Co., Ltd.(“Liaogang SH”), a wholly owned subsidiary of Liaogang (Liaogang SH was deregistered in October 2023 after it had ceased operations); and

●	Fintech (Zibo) Supply Chain Management Co., Ltd. (“Fintech Zibo”), a wholly owned subsidiary (Fintech Zibo was sold to an unrelated third party in October 2024).

●	In December 2021, the Company closed a firm commitment underwritten public offering of 19.25 million Class A common shares and pre-funded warrants to purchase Class A common shares, with gross proceeds to the Company of $77 million, before deducting underwriting discounts and commissions and other expenses. The pre-funded warrants were offered at the same $4.00 price per share as the common shares, less the $0.001 per share exercise price of each pre-funded warrant.

●	January 13, 2022, the Company adopted the Amended and Restated Memorandum and Articles of Association (the “Amended M&A”) to increase the number of Class A common shares the Company was authorized to issue. Pursuant to the Amended M&A, the Company is authorized to issue a maximum of 310,000,000 common shares divided into (i) 300,000,000 Class A common shares of par value of $0.001 each, and (ii) 10,000,000 Class B common shares of par value of $0.001 each.

●	January 2022, Fintech Henan acquired a 51% equity interest in Henan Youjiatian Agricultural Technology Co., Ltd (“Youjiatian”) for a cash consideration of RMB0.51 million (approximately $80,280).

●	June 8, 2022, Nisun Ocean formed Nisun Haiyuan (Qingdao) Supply Chain Co., Ltd. (“Nisun Haiyuan”), a 51%-owned subsidiary;

●	July 2022, Nisun Ocean acquired 100% of the equity interest in Qingdao Sailang International Trade Co., Ltd. (“Qingdao Sailang”) for a cash consideration of RMB5.0 million (approximately $741,477);

●	September 23, 2022, Nami Shanghai changed its company name from Shanghai Nami Financial Consulting Co., Ltd. to Shanghai Luyao Financial Consulting Co., Ltd. (“Luyao Shanghai”); and

●	November 7, 2022, Nisun HK formed NiSun (Beijing) Supply Chain Management Co., Ltd. (“Nisun Beijing”), a wholly owned PRC operating subsidiary.

●	March through December 2022, Fintech formed the following operating subsidiaries:

●	Nisun Supply Chain Management (Mishan City) Co., Ltd. (“Nisun Mishan”), a wholly owned subsidiary (Nisun Mishan was deregistered in March 2024 because of inactivity to reduce maintenance costs);

●	Fintech Supply Chain Management (Anhui) Co., Ltd. (“Fintech Anhui”), a wholly owned subsidiary;

●	Fintech Supply Chain Management (Shenzhen) Co., Ltd. (“Fintech Shenzhen”), a wholly owned subsidiary; and

●	Henan Nisun Huaixiang Food Co., Ltd. (“Nisun Huaixiang”), a wholly owned subsidiary (Nisun Huaixiang had no business operations and was subsequently transferred to NiSun Agricultural Group Co., Ltd. in February 2023).

●	December 2022, Fintech Henan sold all of its equity interest in Youjiatian to Shandong Yongdao Zhihe Property Management Co., Ltd., for a cash consideration of RMB2.0 million (approximately $289,973).

●	May 17, 2023, the Company effected a share consolidation (the “Reverse Share Split”) of its authorized shares, including issued Class A Common Shares, at a ratio of one-for-ten. The Reverse Share Split was reflected with NASDAQ Capital Market and in the marketplace at the open of business on May 18, 2023. As a result of the Reverse Share Split, all 310,000,000 authorized common shares, divided into 300,000,000 Class A Common Shares, par value of US$0.001, and 10,000,000 Class B Common Shares, par value of $0.001, were consolidated into 31,000,000 common shares, divided into 30,000,000 Class A Common Shares, par value of $0.01, and 1,000,000 Class B Common Shares, par value of $0.01. Immediately prior to the effective time, there were 40,057,159 Class A Common Shares outstanding. As a result of the Reverse Share Split, approximately 4,005,708 Class A Common Shares were outstanding. No fractional shares were issued to the shareholders in connection with the Reverse Share Split. The Company was required to purchase and redeem at market value the resulting fractional shares.

●	June through August 2023, NingChen formed the following the operating subsidiaries:

●	Shanghai Keqiya International Trade Co., Ltd. (“Keqiya”), a wholly owned subsidiary;

●	Fanningke Digital Technology (Shanghai) Co., Ltd. (“Fanningke”), a wholly owned subsidiary;

●	Fanshengke Supply Chain (Shanghai) Co., Ltd. (“Fanshengke”), a wholly owned subsidiary; and

●	Fintech (Henan) Trading Co., Ltd. (“Henan Trading”), a wholly owned subsidiary.

●	March through December 2024, our PRC Subsidiaries formed several operating subsidiaries, including:

●	March 19, 2024, Fanshengke formed Fanshengke Supply Chain (Fujian) Co., Ltd. (“Fanshengke Fujian”), a wholly owned subsidiary;

●	July 12, 2024, Fanningke formed Khorgos Fanning Network Technology Co., Ltd. (“Khorgos Fanning”), a wholly owned subsidiary;

●	December 4, 2024, NingChen formed Shanghai Ningzhuan Trading Partnership Enterprise (“Ningzhuan”), a partnership in which NingChen owns a 95% partnership interest;

●	December 12, 2024, Fanlunke formed Fanlunke Trading (Nanjing) Co., Ltd. (“Fanlunke Nanjing”), a wholly owned subsidiary;

●	June 27, 2024, Fintech formed Henan Fintech Digital Technology Co., Ltd. (“Henan Fintech”), a wholly owned subsidiary;

●	December 2024, Sailang acquired a 96.7% equity interest in Hebei Ruizu Trading Co., Ltd. (“Hebei Ruizu”) from an unrelated individual for no consideration. Through capital contribution, Sailang increased its holding to 99% of the equity of Hebei Ruizu;

●	August 2024, Keqiya acquired a 9% equity interest of Nanjing Pin Bai Sheng Catering Management Co., Ltd. for RMB0.9 million (approximately $123,300).

●	October 2024, Fintech sold all of its equity interest in Fintech Henan including Fintech Henan’s wholly owned subsidiary, Fintech Zibo, to Kaifeng Runhao Trading Co., Ltd., an unrelated third party, for a cash consideration of RMB0.1 million (approximately $13,700); and

●	October 2024, Fanlunke sold all of its equity interest in Fintech Anhui to Kaifeng Runhao Trading Co., Ltd., an unrelated third party, for a cash consideration of RMB3.6 million (approximately $493,198).

B.	Business Overview

Nisun International is a technology-driven, integrated financing solutions and supply chain services provider. The Company engages in supply chain trading, provides financing services to small and medium-sized enterprises (SMEs), and delivers comprehensive supply chain management solutions in response to customer demand for capital and operational support in the supply chain merchandise flow process. Leveraging advanced technology, finances and resource, we have built an integrated industrial platform that combines supply chain management with financial services. Through the optimization of procurement, logistics, distribution, and financing processes, we aim to enhance efficiency and support growth across various industries by transforming traditional supply chain management and corporate finance practices.

Our business and principal operations are conducted through our subsidiaries and consolidated entities based in China. Our operations have demonstrated strong performance and are expected to continue growing, particularly given that China remains the world’s largest goods trading nation. According to the World Trade Organization (WTO) in its 2023 Global Trade Outlook and Statistics, China’s total import-export volume reached $5.94 trillion in 2023, underscoring the importance of effective supply chain management in driving economic expansion. The market in China creates a favorable environment for our business, allowing us to operate across various sectors, including agriculture, pharmaceuticals, and consumer goods.

By utilizing advanced technologies such as artificial intelligence, the Internet of Things, and big data analytics, we streamline operations and enable businesses to more effectively manage procurement, logistics, and distribution. Our fintech platforms provide real-time tracking and automated inventory management, which enhance our customers’ responsiveness and operational efficiency.

Additionally, in alignment with China’s rural revitalization strategy, we actively engage in rural supply chain development. Our supply chain financing solutions focus on upgrading agricultural product processing and logistics, thereby promoting the integrated development of rural industries and contributing to the revitalization of rural economies. Through our agricultural supply chain management system, we aim to enhance productivity and improve living standards in rural China, creating a mutually beneficial scenario that aligns our business growth with national development objectives.

We are committed to leveraging cutting-edge digital technology to enhance supply chain finance, optimizing operational efficiency and facilitating seamless coordination across supply chain and industrial networks. Our strategic approach reduces logistics costs, while also enabling us, through comprehensive analyses of niche markets, to provide tailored financial services that meet the unique funding requirements of different industries. By establishing strategic collaborations with leading enterprises across various industries, we provide specialized and tailored financial services designed to meet the distinct funding requirements of industries throughout the production, sales, and procurement phases. This collaborative framework strengthens our competitive edge and fosters sustained, robust growth.

Our Strengths

We believe our following strengths position us to capitalize on opportunities in China’s financial services and supply chain industries:

●	Comprehensive Financial Solutions for SMEs. We have the scale and capacity to provide a variety of financial solutions to SMEs through our integrated closed-loop finance ecosystems. Our multi-faceted approach ensures that each line of our operations complements the services provided by other subsidiaries, allowing customers to benefit from our combined service capacity and a wide array of financing options. Our integrated solutions systems enable SMEs to acquire fundings in an efficient and customized manner, facilitating healthy enterprise development.

●	In-depth understanding of the supply chain sector. As a key intermediary in the procurement process, we understand the complexities within a supply chain system and the specific needs of core enterprises, suppliers, buyers and other stakeholders. Our expertise insight enables us to design tailored supply chain financing solutions for our customers that foster mutually beneficial relationships among industry participants.

●	Supply chain trading capacity optimized by leveraging supply chain finance expertise. Since 2021, we have expanded into the supply chain trading business, leveraging our industry expertise and established relationships with different industries. This expansion enables us to secure competitive procurement prices and reduce logistics costs, thereby creating additional revenue streams and enhancing our overall value proposition.

●	Data intelligence and technology capability. Our data processing and analytical capabilities add value to SMEs by optimizing their decision making in transaction and financing processes. Leveraging cutting-edge technologies such as big data, artificial intelligence, Internet of Things, and blockchain, we are well positioned to support SMEs and other industry participants in addressing challenges related to capital turnover, reduce financing costs, and enhancing overall business efficiency.

●	Diversified high-quality customer base: Our core customers include government-owned enterprises (“GOEs”), which are characterized by high quality accounts receivable, robust capital resources and favorable customer profiles. By establishing strategic partnerships and cooperation relationships with GOEs and other credit-worthy entities in selected industries, we ensure our supply chain solutions appeal to commodity-based sectors, where GOEs and other well-funded companies play a dominant role. We expect our supply chain financing solutions to continue attracting high quality customers to our finance platforms.

●	Controlled risk exposure: By facilitating transaction among GOEs, financial institutions and other credit-worthy customers, we are able to reduce contract processing costs and improve working capital for core enterprises and other transaction participants. Our ongoing monitoring of transaction status and the financial health of both the buyer and the supplier enables effective risk management for all parties involved.

●	Experienced management team: Our management team comprises seasoned professionals from both fintech market leaders and broader financial industry, bringing diverse insights and extensive customer resources. The foresight and industry experience of our management team, combined with their strong execution capabilities, drive our rapid transformation and enhance our operational resilience amidst the evolving regulatory landscape in China.

Our Strategy

Our mission is to transform the corporate finance industry by cultivating a finance ecosystem characterized by openness and empowerment. We are committed to supply chain financing and trading practices to enhancing access to capital, streamlining procurement, logistics, and distribution, and creating additional revenue streams We intend to achieve our growth objectives and strengthen our competitive position through the implementation of the following strategies:

●	Expand the scale of our supply chain financing, supply chain trading and SME financing ecosystems. We have developed expertise and capabilities in the SME financing, supply chain financing and supply chain trading. Our goal is to establish ourselves as a leader in the corporate finance and supply chain sector by leveraging our closed-loop finance ecosystems, promoting our advanced financing and trading solutions to new customers, and scaling our service platform. Through these efforts, we aim to drive sustainable growth and deliver values to our customers.

●	Focus on industry segmentation through the integration of industry and finance. We aim to expand our supply chain management, supply chain trading and financial services into targeted industries where fintech has increasingly influenced the procurement and distribution processes. Our strategy involves building supply chain platforms that connect commercial banks, securities firms, trusts, funds, insurance companies and state-owned enterprises, continually incorporating big data, artificial intelligence, Internet of Things, blockchain and other cutting-edge technologies into these industry supply chains.

●	Deepen market penetration by cultivating existing relationships with GOEs and strategic partners: We prioritize strengthening our current relationships with GOEs and strategic partners while also seeking new collaborations in targeted industries. For example, in 2023, we expanded our supply chain management and financial services into the energy industry through strategic partnership with Shanghai Petroleum and Natural Gas Exchange, a national energy trading platform. We will continue to explore strategic cooperation opportunities with prominent players in select industries.

●	Drive Innovation in Financial Technologies: Innovation is integral to our long-term growth strategy and essential for enhancing our ability to adapt to rapid industry and technological changes. We are committed to continuously improving our technology solutions and developing new technologies that meet evolving customer needs. We will continue to invest significantly in our technology infrastructure and research and development efforts to enhance our competitiveness and responsiveness to changes in customer demands in both supply chain financing and trading, as well as the broader corporate finance markets

●	Pursue strategic acquisitions and growth opportunities. In addition to organic growth, we are focused on pursuing strategic alliances, investments and potential acquisitions that complement our business and operations. This includes opportunities that reinforce our brand, expand our product and solution offerings on our platforms or those of our partners, strengthen our technology capabilities, and broaden our geographic reach.

Contractual Arrangements with Our Consolidated Affiliated Entities and their Nominee Shareholders

We conduct our business through our PRC subsidiaries, three VIEs, Fintech, Hengpu and Nami, and VIE subsidiaries. Our relationships with the VIEs and their respective nominee shareholders are governed by a series of contractual arrangements, including:

Trademarks, Technologies & Management and Consulting Services Agreements (the “Consulting Services Agreement”)

Under the Consulting Services Agreement, NingChen and Naqing have the exclusive right to provide management, consulting and other services to their respective VIEs for a consulting service fee. The Consulting Services Agreement also authorize the VIEs to use trademarks, technologies and related intellectual property rights of NingChen and Naqing. VIEs agree to pay NingChen and Naqing or their designated agents for the management and consulting service in the amount equivalent to VIEs’ net profits after tax. The agreement shall be effective as of the date of agreement and shall remain effective until the date when NingChen and Naqing terminate such agreements or a VIE ceases to exist.

Equity Interest Pledge Agreements

Pursuant to the Equity Interest Pledge Agreements, each shareholder of the VIEs has agreed to pledge his or her equity interest in the VIEs to NingChen and Naqing, respectively, to secure nominal loans provided to the shareholders of VIEs for a loan term of 100 years. Each shareholder of VIEs agrees that the repayment of the loans can only happen on the loans’ maturity date, unless NingChen or Naqing consents to an earlier repayment. If VIEs or their shareholders breach their contractual obligations under these agreements, NingChen and Naqing, as pledgees, will have the right to dispose of the pledged equity interests and will have priority in receiving the proceeds from the sale of the pledged equity interests. NingChen and Naqing are entitled to any dividends declared or paid in connection with the pledged equity interests during the term of this agreement. The VIEs and their shareholders have further agreed that they will not transfer or encumber the pledged equity interests without the prior written consent from NingChen or Naqing during the term of this agreement. The Equity Interest Pledge Agreement remains effective and no provision of this agreement may be amended, modified, supplemented discharged or terminated unless all parties consent thereto in writing.

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

Exclusive Right and Option to Purchase Agreements (the “Exclusive Call Option Agreements”)

Under the Exclusive Call Option Agreements, the VIEs and their shareholders have irrevocably granted NingChen and Naqing, respectively, an exclusive option to purchase, or authorize their designated persons to purchase all or part of each shareholder’s equity interests in VIEs. The purchase price shall be equal to the minimum price required by the relevant PRC laws. Without prior written consent of NingChen and Naqing, VIEs shall not to, among other things, amend their articles of association, sell or otherwise dispose of their assets or beneficial interests, enter into transactions which may adversely affect their assets, liabilities, business operations, equity interests and other legal interests, or merge with any other entities or make any investments, or distribute dividends. NingChen and Naqing have rights to transfer the rights and obligations pursuant to the Exclusive Call Option Agreements to any third party, which does not require any prior consent of VIEs and their shareholders. The Exclusive Call Option Agreements will remain effective until NingChen or Naqing terminates the agreement with 30 days advance notice.

Those contractual arrangements enable the Company to exercise effective control over the VIEs, have the right to all net profits earned by the VIEs, is obligated to absorb all of net losses borne by VIEs, and have an exclusive option to purchase 100% of the equity interest in the VIEs, when and to the extent permitted by PRC law. Through such arrangements, our VIEs have become our contractually controlled affiliates and their financial statements are consolidated with that of our Company for financial reporting purposes as required by Accounting Standards Codification Topic 810, Consolidation.

Our Products and Services

SME Financing Solutions

We provide a system of technology-driven customized financing solutions to small- and mid-sized enterprises (SMEs) in China to improve SMEs’ access to capital and unlock innovative funding sources. Each of our three VIE groups, Hengpu, Fintech and Nami, plays an integral and indispensable part of our SME financing solutions operations. Fintech provides comprehensive financing solution services to underwriters and financial institutions in SME issuers’ offerings of debt securities in the PRC provincial and municipal financial assets exchanges or other designated markets. These services include designing debt financial products, preparing product descriptions and other related advisory services. Hengpu provides a full set of financing solution services, such as due diligence investigation, government registration, customer recommendation, investor education and maintenance, and other related services. Nami provides financing solutions to SMEs by matching them with institutional and individual investors based on their specific financing needs. We help SMEs secure working capital and liquidity by utilizing funds sourced from Henpu’s original three-board equity pledge financing-based intermediary services, as well as from high-quality investors identified through Nami’s financial advisory and intermediary matching services.

By connecting the asset and capital sides and solving risk control issues in the financing process, we leverage our closed-loop system to provide a full set of financial solutions for SMEs. Our comprehensive solutions enable SMEs to acquire financings in an efficient and customized manner to facilitate a healthy enterprise development process starting from inception through growth and into maturity.

Supply Chain Solutions

We launched our technology-driven integrated supply chain financing solutions services in January 2020. This was the fastest growing operation prior to the start of our supply chain trading business. We provide multi-level financing and supply chain financing solutions to core enterprises and SMEs by focusing on industry and finance integration and industry segmentation. Our supply chain financing solutions services mainly target the agriculture, infrastructure, maritime logistics, commodities, energy and plastics products markets. By participating as an intermediary and a partner in the merchandise flows in the procurement and distribution transactions, we streamline the supply chain finance process, automate the transaction payments, and offer the most favorable trading terms to both suppliers and buyers.

Our supply chain financing solutions services provide cash flow solutions to help businesses free up working capital locked in the supply chains. Our offerings cover a broad range of trade financing solutions, encompassing all the financing opportunities across the supply chain. We facilitate merchandise purchases from suppliers with payment terms desirable to the suppliers that allows them to access working capital quickly and at a lower cost. Meanwhile our collaborations with merchandise buyers enable the buyers to make payments on a delayed basis, often including extended trade credit. Our solutions optimize working capital and allow for buyers to extend payments on supplies at no cost to the supplier. Pursuant to the agreements with our supply chain customers, we earn service fees when suppliers receive their financings, and our service fees are calculated as a fixed charge rate on the financing amount. Our services allow both suppliers and buyers to unlock working capital as well as reduce the risks associated with merchandise flows.

Through the ongoing integration of big data, artificial intelligence, Internet of Things, blockchain and other cutting-edge technologies into the supply chain industry, we aim to build supply chain financing platforms that link commercial banks, securities firms, trusts, funds, insurance companies and state-owned enterprises. In supply chain procurement and sales transactions, we play an instrumental role in reducing the purchase cost, communication cost and financial risks for core enterprises, buyers and suppliers.

Supply Chain Trading

Since the launch of our supply chain financing solutions business, we have established connections with supply chain participants from different sectors through our supply chain platforms and developed high quality customers in various industries, especially in agriculture, coal, new energy technology, construction, e-commerce, retail, and food and vegetable industries.

As our supply chain financing solution business grew substantially in size, we launched the supply chain trading business in 2021. This strategic expansion has expanded our product offerings and leveraged our supply chain technology platforms and high-quality customers connections. Complementary to our supply chain solutions financing services, which are primarily focused on the financing aspect of the supply chain, we have begun to participate in the procurement and distribution process as a trading partner, purchasing and selling merchandise, such as chemicals, food and agricultural products, directly to customers through our supply chain platforms and system. Empowered by our AI technology, we have developed an intelligent matching system through which we connect the upstream suppliers and the downstream customers through our procurement services. After a customer posts their product purchase inquiries on our platform, we are able to screen and identify the products with the most suitable suppliers in our supplier database via our intelligent matching system. When a customer places an order, we purchase products from a pre-selected supplier as an independent vendor and arrange delivery from the supplier directly to the customer. In the supply chain trading operations, we have developed supply chain logistics, inventory and warehousing capacities, while assuming the vendor risks associated with inventory turnover.

Distribution Channels and Methods of Competition

Domestic Markets and Customers

Our marketing network has a presence in different regions in China, including several main offices such as Shanghai, Zhengzhou, Bozhou, Beijing, Tai’an, Shandong, and Khorgos, Xinjiang.

International Markets

All of our products and services are available for international markets. We may explore the international market, though there is no guarantee that we will be able to implement the plan. We intend to focus our growth efforts within China with respect to the services we provide as a result of the Company’s assessment of current market opportunities.

Activity Distribution of Revenues

The chart below is a breakdown of total revenues by activities for the years ended December 31, 2024, 2023 and 2022, respectively.

	Fiscal 2024	Fiscal 2023	Fiscal 2022
Revenue generated from service
SME Financing Solutions	25%	26%	38%
Supply Chain Solutions	2%	2%	1%
Total revenue generated from service	27%	28%	39%
Revenue from supply chain trading	73%	72%	61%
Total revenue	100%	100%	100%

All the Company’s revenue were generated in the PRC.

Customer Concentration

For the year ended December 31, 2024, four customers accounted for 30%, 14%, 13%, and 13% of the Company’s total revenue from the financial services business and two customers accounted for 23% and 13% of the Company’s total revenue from its supply chain trading business.

For the year ended December 31, 2023, four customers accounted for 28%, 19%, 15%, and 11% of our total revenue from the financial services business respectively and two customers accounted for 44% and 12% of the Company’s total revenue from its supply chain trading business.

For the year ended December 31, 2022, five customers accounted for 18%, 16%, 15%, 13% and 13% of our total revenue from the financial services business respectively and one customer accounted for 33% of our total revenue from the supply chain trading business.

Methods of Competition

We plan to compete domestically by establishing new branch offices in more cities in China. We will also promote more products and services through our platforms, which will enable our customers to communicate with us online and to order, purchase and have our products and services delivered in a more convenient and faster manner.

Most of our service customers are SMEs in the supply chain, financial institutions and corporate clients, which present great development potential and customer demand in China. We compete on the basis of the experience and technology we have developed in serving customers.

Our Competitive Position

We have set forth our assessment of the Company’s relative strengths and challenges. The table below represent our belief about our competitive position and is based on our observations, rather than objective data. Our assessment may not be shared by others, including our competitors, but it does represent management’s assessment of our position within the industry.

We compete with the following listed companies in different areas. Currently there is no competitor that competes with us in all areas.

Competitors	Services	Comparative Strengths/Challenges
Client Service International Inc (“Client Service”)	Financial software and financial solution services provider	●	Client service focuses on providing financial software development .
		●	Fintech integrates financial product management services with technology services.
		●	Fintech assists commercial banks in analyzing and gaining a better understanding of their business needs, while Client Service primarily develops software to meet client needs.

Orbian	Supply Chain Finance Provider	●	Unlimited funding capacity (true multi-bank, source-agnostic funding)
		●	Multi-currency capacity
		●	True sale, non-recourse cash purchase of receivables (ensure payables treatment)

Beijing Udomedia Advertising Co., Ltd. (“Udomedia”)	Financial product recommendation	●	Amarsoft focuses on providing financial product comparison and recommendations to investors.
		●	Fintech offers asset-side options to financial institutions as well as financial planning services to investors.
		●	Fintech competes with Amarsoft in financial product distribution services.

PUYI INC. (“PUYI”)	Third-party wealth management services provider	●	PUYI aims to provide various financial product and asset allocation services to investors, which is similar to Hengpu’s goal.
		●	PUYI is mainly engaged in private funds and supply chain financing.
		●	Hengpu primarily engages in underwriting-related services for debt financial products.

Research and Development

We are committed to researching and developing financial technologies in the financial services, supply chain and other relevant industries. We believe that scientific and technological innovations will help our Company achieve its long-term strategic objectives. Our research and development efforts are an integral part of our operations and the crux of our competitive advantage and differentiation strategy.

For the years ended December 31, 2024, 2023 and 2022, we spent $1,414,437, $1,093,457 and $1,563,718, respectively, on R&D. The R&D expenses in 2024 were primarily used to maintain and develop our supply chain financing and other financing services APPs and platforms. We anticipate that we will continue to focus our research and development efforts on developing new technology and improving existing products in the coming years.

Our Intellectual Property

We have the right to use the following trademark registrations issued in the PRC:

Trademarks	Reg. No.	Issue Date	Expiration Date	Owner	Goods/Services
	26008168	10/28/2018	10/27/2028	Fintech	Looking for sponsorships; providing online markets for buyers and sellers of goods and services; accounting; providing business information through the website; business intermediary services; personnel management consulting; advertising; commercial enterprise relocation; updating and maintaining data in computer databases; selling for others; and franchise business management.

	26008168	10/28/2018	10/27/2028	Fintech	Provide global computer network user access service; telephone communication; TV broadcast; communication equipment rental; computer terminal communication; satellite transmission; provide database access service; provide telecommunications connection services with global computer networks; provide Internet chat rooms; Wireless broadcasting

26008168	10/28/2018	10/27/2028	Fintech	Internal communication device; electronic monitoring devices; downloadable computer application software; computer software (recorded); computer program (downloadable software); recorded computer program; cash register; remote control device; electronic publications ; electronic notepad; electronic notes; cashiers; electronic monitoring devices; remote control devices

26008168	10/28/2018	10/27/2028	Fintech	Credit card related investigations; financial loans; art valuation; real estate agency; brokerage; insurance underwriting; guarantees; charity funding; fiduciary management; capital investment; collection services; financial information; provid financial information through the website; insurance information; pawn; trust; financial management; financial consulting; banking; iewelry valuation

26008168	10/28/2018	10/27/2028	Fintech	Adoption Agent; security and anti-theft alarm system monitoring; unlocking the safety locks; clothing rental; computer software licensing (Legal services); social companionship; online social networking services; lost and found; dating Service; safe rental;

26008168	10/28/2018	10/27/2028	Fintech	Quality system certification; conversion tangible data or files into electronic media; technical studies; computer system remote monitoring; interior design; computer software design; electronic data storage; cosmetic research; industrial design; intangible assets assessment

32912744	06/21/2019	06/20/2029	Nami	Insurance brokerage; insurance coverage; life insurance underwriting; insurance consulting; insurance information; real estate retal; real estate agency; Real estate brokerage; real estate valuation; real estate management

32919214	08/28/2019	8/27/2029	Nami	Appointment scheduling services (office services); written registration of messages and data; accounting; drawing of bills and statements of accounts (Closed)

48343254	04/14/2021	04/13/2031	Nami	Financial audit; business administration supporting services; advertising services; personnel management consulting; business management consulting; business enterprise relocation and marketing services; sales services for others; sponsorship sourcing; appointment service (office services)

48323812	04/14/2021	04/13/2031	Nami	Insurance Brokerage; financial Management; financial analysis; financial consulting; financial lending; real estate brokerage; customs financial brokerage services; guarantees; charitable funds collection; fiduciary management (Closed)

49065395	4/14/2021	4/13/2031	Hengpu	Recorded computer programs; computer software (recorded); downloadable computer programs; downloadable image files; downloadable computer applications; humanoid robots powered by artificial intelligence; recorded or downloadable computer software; mobile phone applications; computer network servers; interactive touch screen terminals

49057257	4/14/2021	4/13/2031	Hengpu	3501 Advertising / 3501 Online advertising on computer networks / 3502 Market analysis / 3502 Providing business information / 3502 Franchised business management / 3503 Online marketplaces for buyers and sellers of goods and services / 3503 Marketing / 3503 Marketing for others / 3503 Procurement services (purchasing goods or services on behalf of other businesses) / 3503 Import and export agency Translated with DeepL.com (free version)

59956207	04/07/2022	04/06/2032	Fintech Shenzhen	Precious metal ingots; raw or semi-processed precious metals; precious metal alloys; precious metals works of art ; precious metals badges; precious metals boxes; precious metals jewelry; silver crafts; coins (collectibles); watches;

57577553	01/21/2022	01/20/2032	Fintech Shenzhen	Newswire services; cable television broadcasting; radio broadcasting; computer-aided messaging and image delivery; telecommunications connectivity to global computer networks; telecommunications channels for telephone shopping; online forums; videoconferencing services; podcast video delivery; digital file delivery

57570987	01/21/2022	01/20/2032	Fintech Shenzhen	Precious metal ingots; raw or semi-processed precious metals; precious metal alloys; precious metal boxes; precious metal works of art; precious metal badges; silver artifacts; coins (collectibles); precious metal jewelry; watches

57595650	01/14/2022	01/13/2023	Fintech Shenzhen	Financial consulting; valuables storage; financing services; financial management; art valuation; jewelry valuation; coin valuation; trusts; e-wallet payment services; pawning

57586962	01/14/2022	01/13/2023	Fintech Shenzhen	Telecommunication channels for telephone shopping; online forums; Video conferencing services; podcast video delivery; digital file transfer; telecommunications connectivity to global computer networks; newswire services; cable television broadcasting; radio broadcasting; computer-aided messaging and image delivery

64728317	11/07/2022	11/06/2032	Fintech Shanghai	personnel management consultancy; retail services for pharmaceutical, veterinary and hygienic preparations and medical supplies; sales promotion for others; sponsorships sourcing; franchises business management; relocation services for the business enterprises; computerized document management; online marketplaces for buyers and sellers of goods and services; merchandise display in communication media for retail purposes; advertising

64744087	11/7/2022	11/13/2032	Fintech Shanghai	Cereal-based snacks; rice-based snacks; rice; condiments; coffee; honey; buns; noodles; candy; tea

64744121	11/7/2022	11/13/2032	Fintech Shanghai	In edible mushrooms; meat; eggs; tofu products; fish (non-live); fruit preserves; processed nuts; edible oil; yoghurt; preserved vegetables

71095804	12/14/2023	12/13/2032	Fintech	Canned fruits; canned vegetables; processed fruits; pickles; processed nuts; non-sweet food jellies; lactic acid beverages; fruit- and vegetable-based snacks; dried edible mushrooms; tofu products

71115170	4/23/2023	1/13/2034	Fintech	Grain (cereal); live animals; unprocessed nuts; animal foods; unprocessed cereals; unprocessed sweet corn cobs (peeled or unpeeled); maize; barley; unprocessed quinoa; fresh fruit

71100148	12/14/2023	12/13/2032	Fintech	Fruit wine (Alcoholic); wine; Rice wine; Soju; yellow wine; white wine

65862064	07/10/2022	06/27/2033	Fintech	Computer applications (programmes for performing computer maintenance work); computer programmes; surveillance programmes (computer programmes); downloadable applications for mobile phones; computer software for network management; mounting brackets for computer hardware; computer programmes (downloadable software); computer programmes for the Internet and the World Wide Web; microprocessors; and equipment and instruments for electronic navigation and positioning

68644578	11/30/2022	09/13/2033	Fintech	Pork food; ham; edible bird’s nest; crustaceans (non-live); shellfish (non-live); fruit-based snacks; processed fruit; fruit and vegetable-based snacks; preserved vegetables; eggs

68639948	11/30/2022	08/27/2033	Fintech	Tea; sugar; freeze-dried foodstuffs made from rice; hulled cereals for human consumption in cereal products; spices; prepared foodstuffs based on pasta; prepared gluten for consumption; coffee; rice

68644585	11/30/2022	06/27/2033	Fintech	Live animals; live fish; live edible aquatic animals; live lobsters; maize; barley; cereals grain; fresh fruit; fresh vegetables; plants

49781203	04/28/2021	04/27/2031	Fintech	Tea; sugar; honey; propolis; royal jelly; biscuits; cakes; bread; oatmeal; cereals

49758087	04/28/2021	04/27/2031	Fintech	Beer; beer-based cocktails; non-alcoholic fruit juices; whey beverages; carbonated water; soft drinks; energy drinks; fruit juice drinks with pulp; non-alcoholic cocktails; distilled water for drinking

49754300	04/28/2021	04/27/2031	Fintech	Fruit wines (alcoholic); Aperitifs; wines; spirits (beverages); brandy; yellow wine; alcoholic beverages in their original form; sake (Japanese rice wine); shochu; sparkling wine

49771965	05/07/2021	05/06/2031	Fintech	Facial cleanser; skin cleansing lotion; hair conditioner; laundry detergent; dishwashing liquid; essential oils; Lipsticks; beauty masks; cosmetics; air fragrance

49781272	04/28/2021	04/27/2031	Fintech

Insurance brokerage; insurance underwriting; insurance consulting; capital investment; financial management; financial consulting; art valuation; Jewelry valuation; real estate rental; real estate management

49781469	04/28/2021	04/27/2031	Fintech	Animal skins; fur; imitation leather; wallets; luggage; cosmetic bags; suitcases; leather straps; furniture; leather trim; umbrellas

49782712	04/28/2021	04/27/2031	Fintech	Household utensils: cutlery (except knives, forks and spoons): household or kitchen containers; sets of cooking pots and pans; condiment sets: china decorations; beer mugs; drinking vessels; food-warming containers; beverage -insulating containers

49766484	04/28/2021	04/27/2031	Fintech	Jewelry boxes; jewellery; precious metals; necklaces; silver crafts; jade jewellery; pearls; gemstones; wristwatches; onyx

49749229	04/28/2021	04/27/2031	Fintech	Game consoles; video game consoles; toys; toys scooters; scale model cars; remote-controlled toy cars; dolls; sports balls; exercise equipment; sports activities equipment

49777987	06/07/2021	06/06/2031	Fintech	Jewellery boxes; jewellery; precious metal works of art; necklaces; silver Crafts; jade jewellery; pearls; gemstones; watches; agates

49750675	06/14/2021	06/13/2031	Fintech	Animal skins; fur; imitation leather; wallets (money clips); luggage; non-specialized cosmetic bags; suitcases; leather straps; furniture; leather upholstery; umbrellas

71106340	05/07/2024	05/06/2034	Fintech Shanghai	Coffee beverages; flowers or leaves used as tea substitutes; tea beverages; tea; sweets; honey; cereal-based snacks; instant rice; cereal products

71106371	03/07/2024	03/06/2034	Fintech Shanghai	Beer; soft drinks; fruit juices; non-alcoholic fruit juices; mineral water; bottled water; vegetable juice; fruit juice beverages (non-alcoholic); syrups for beverages

73832342	02/28/2024	02/27/2034	Fintech Shanghai	Advertising; display of goods in communication media for retail purposes; organization of commercial or advertising exhibitions and fairs; commercial management of concessions; auctions; marketing; sales promotion for others; provision of online marketplaces for buyers and sellers of goods and services; import-export agency; marketing within the framework of software publishing

73845304	03/14/2024	03/13/2034	Fintech Shanghai	API; ginseng; colla corii ssini; Chinese herbal medicine; pharmaceutical beverages; medical nutritional beverages; medical nutritional products; nutritional supplements; medicated pillows

73825123	02/28/2024	02/27/2034	Fintech Shanghai	Display of goods in communication media for retail purposes; advertising; organization of commercial or advertising exhibitions and fairs; commercial management of concessions; marketing within the framework of software publishing; marketing; auctions; marketing for others; import and export agency; online marketplaces for buyers and sellers of goods and services

73836137	02/28/2024	02/27/2034	Fintech Shanghai	Pharmaceutical beverages; raw materials; ginseng; ginseng punch; Colla Corii Asini; Chinese herbal medicine; nutritional supplements; medical nutritional products; medical nutritional beverages; pillows

78167909	11/14/2024	11/13/2034	Fintech Shanghai	Display of goods in communication media for retail purposes; advertising; organization of commercial or advertising exhibitions and fairs; commercial management of concessions; marketing in the framework of software publishing; marketing; auctions; marketing for others; import and export agency; online marketplaces for buyers and sellers of goods and services

78183739	10/07/2024	17/06/2034	Fintech Shanghai	Computer applications (programs for performing computer maintenance work); assembly brackets for computer hardware; monitoring programs (computer programs); downloadable applications for cell phones; computer programs for the Internet and World Wide Web; computer programs; computer software for network management; computer programs (downloadable software); microprocessors; equipment and instruments for electronic navigation and location

66054429	01/07/2023	01/06/2033	Jilin Lingang	Coffee drinks; chocolate spread; chocolate drinks; tea drinks; chocolate chips; sweets; ginseng sugar; chocolate; honey; autumn pear paste

66046493	01/07/2023	01/06/2033	Jilin Lingang	Ginseng; pharmaceutical beverages; raw materials; colla corii asini; Chinese herbal medicine; medicinal antler; human medicine; medical nutritional products; medical nutritional beverages

66046493	12/07/2023	12/06/2033	Jilin Lingang	Water (beverages); energy drinks; vegetable beverages; fruit juices; vegetable juices (beverages); juice drinks with pulp; ginger ale; non-alcoholic beverages; sparkling water; ingredients for making non-alcoholic beverages

72470612	01/28/2024	01/27/2034	Jilin Lingang	Mugwort rolls; dietary fiber; vitamin preparations; patches; proprietary Chinese medicines; medicinal plant extracts; nutritional supplements; mineral dietary supplements; yeast; dietary supplements; protein dietary supplements

72486302	01/28/2024	01/27/2034	Jilin Lingang	Meat; fish (non-live); fruit- and vegetable-based snacks; preserved fruits; eggs; yogurt; cooking oil; processed nuts; dried edible mushrooms; tofu products

We own the following copyrights:

Copyright Name	Reg. No.	Issuance Date	Owner
Huijingshe CRM customer management system	2020SR0331868	04/14/2020	Fintech

Jetcom wallet background management system	2020SR0330745	04/14/2020	Fintech

Huijingshe Financial Management System	2020SR0332562	04/14/2020	Fintech

Huijingshe Financial Products Management Platform	2020SR0332553	04/14/2020	Fintech

Huijingshe sales channel cost accounting and operation management system	2020SR0332191	04/14/2020	Fintech

Huijingshe integrated financial management APP system	2020SR0332195	04/14/2020	Fintech

Equity trading system	2020SR0332587	04/14/2020	Fintech

Huijingshe website content management system	2020SR0331400	04/14/2020	Fintech

Huijing Fund Finance APP System	2020SR0332558	04/14/2020	Fintech

Huijingshe system monitoring alarm management platform	2020SR0331454	04/14/2020	Fintech

Employee loan system	2020SR0331462	04/14/2020	Fintech

Huijingshe distributed message management platform	2020SR0332591	04/14/2020	Fintech

Huijingshe Insurance APP System	2020SR0331872	04/14/2020	Fintech

Huijingshe risk control management system	2020SR0331518	04/14/2020	Fintech

Huijingshe Financial Leasing System	2020SR0330193	04/14/2020	Fintech

Jetcom wallet back-office management system	2020SR0332521	04/14/2020	Fintech

Huijingshe Big Data Reporting Platform	2020SR0332497	04/14/2020	Fintech

Huijingshe APP platform	2018SR241757	4/10/2018	Fintech

Internet technology e-commerce platform system	2021SR1914048	11/26/2021	Fintech

Computer-based blockchain technology system development application platform	2021SR1914074	11/26/2021	Fintech

Internet science and technology information resource service platform	2021SR1892299	11/25/2021	Fintech

Internet digital repository storage software	2021SR1892285	11/25/2021	Fintech

Internet Digital Technology Information R&D Management System	2021SR1892290	11/25/2021	Fintech

Fintech E-commerce trading platform IOS side V1.0	2022SR0986900	08/02/2022	Fintech

Fintech E-commerce trading platform Android V1.0	2022SR0992901	08/03/2022	Fintech

Fintech E-commerce trading platform applet side V1.0	2022SR0992902	08/03/2022	Fintech

Fintech Supply Chain Approval System V1.0	2022SR0992904	08/03/2022	Fintech

Fintech Channel Management System V1.0	2022SR0992905	08/03/2022	Fintech

Fintech Supply Chain Risk Assessment SAAS System - Management Side V1.0	2022SR1394905	10/10/2022	Fintech

Fintech Supply Chain Asset Management System V1.0	2022SR1394913	10/10/2022	Fintech

Fintech Metrics Management Platform V1.0	2022SR1488486	11/10/2022	Fintech

Fintech Information Resource Management System V1.0	2022SR1488487	11/10/2022	Fintech

Fintech Data Center Management System V1.0	2022SR1488678	11/10/2022	Fintech

Fintech Project Management System V1.0	2022SR1488717	11/10/2022	Fintech

Fintech Data Visualization BI Reporting System V1.0	2022SR1491614	11/10/2022	Fintech

Fintech E-commerce industry data big screen kanban system V1.0	2022SR1491356	11/10/2022	Fintech

Fintech Project Intelligence Cloud Management Platform V1.0	2022SR1491623	11/10/2022	Fintech

Fintech Financial Cashier Management System V1.0	2022SR1527547	11/17/2022	Fintech

Fintech Enterprise Supply Chain Management System V1.0	2022SR1527676	11/17/2022	Fintech

Fintech Enterprise Credit Risk Location System V1.0	2022SR1527677	11/17/2022	Fintech

Fintech Blockchain BaaS Platform V1.0	2022SR1531324	11/17/2022	Fintech

Fintech Mutual fund platform business management system V1.0	2022SR1533264	11/17/2022	Fintech

Fintech IOS E-commerce platform V2.0	2022SR1569585	11/30/2022	Fintech

Fintech E-commerce system PC management backend V2.0	2022SR1569632	11/30/2022	Fintech

Fintech E-commerce trading platform applet side V2.0	2022SR1570303	12/01/2022	Fintech

Fintech E-commerce trading platform for Android V2.0	2022SR1570304	12/01/2022	Fintech

Fintech Data Security Management Platform V1.0	2022SR1491615	11/10/2022	Fintech

Fintech Technology Big Data Operation Platform V1.0	2022SR1494027	11/11/2022	Fintech

Fintech E-commerce system PC management backend V1.0	2022SR0992903	08/03/2022	Fintech

Fintech Internet+Big Data Government-Enterprise Collaborative Supervision Platform V1.0	2022SR1491355	11/10/2022	Fintech

Internet Digital Technology R&D Information Security Monitoring System V1.0	2023SR1742025	12/25/23	Fintech

Internet Technology E-commerce Cloud Account Service Management Software V1.0	2023SR1742034	12/25/23	Fintech

Internet Science and Technology Information Resources Sharing Service Platform V1.0	2023SR1742044	12/25/23	Fintech

Internet Science and Technology Information Resources Comprehensive Service Software V1.0	2023SR1742035	12/25/23	Fintech

Internet Technology E-commerce Operation Data Analysis System V1.0	2023SR1742033	12/25/23	Fintech

Internet Digital Resource Library Encryption Storage Supervision System V1.0	2024SR0088886	01/12/24	Fintech

E-Commerce Service Logistics and Distribution System V1.0	2024SR1539011	10/16/24	Fintech

E-commerce Operation Support Management Platform V1.0	2024SR1538565	10/16/24	Fintech

Internet Science and Technology Information Consulting Service Platform V1.0	2024SR1538606	10/18/24	Fintech

E-commerce Data Management System V1.0	2024SR1559844	10/18/24	Fintech

Internet e-commerce intelligent marketing and promotion system V1.0	2024SR1557176	10/18/24	Fintech

Our Employees

As of December 31, 2024, we employed 196 full-time employees in the following functions:

Department	December 31, 2024	December 31, 2023	December 31, 2022
Management and administration	90	106	116
Research and Development	10	12	29
Production and operation	38	30	45
Sales	58	58	62
Total	196	206	252

We had no part-time employees in 2024.

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

Regulations Relating to Foreign Investment

The establishment, operation and management of corporate entities in the PRC, including foreign-invested companies, are subject to the Company Law of the PRC, or the Company Law, which was issued by the SCNPC, or the NPC Standing Committee, on December 29, 1993 and took effect on July 1, 1994. The Company Law was last amended on December 29, 2023, with the amendments becoming effective on July 1, 2024. Unless otherwise provided in the PRC’s foreign investment laws, the provisions of the Company Law shall prevail.

We are a British Virgin Islands company and thus, we are classified as a foreign enterprise under PRC laws. On March 15, 2019, the NPC promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, PRC Foreign Invested Enterprise Law, PRC Sino-Foreign Equity Joint Venture Law and PRC Sino-Foreign Cooperative Joint Venture Law. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation, and failure to take timely and appropriate measures to cope with the regulatory-compliance challenges could result in material and adverse effect on us. For instance, though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment”, which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if so, how our contractual arrangements should be dealt with. In addition, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. In the worst-case scenario, we may be required to unwind our existing contractual arrangements and/or dispose of the relevant business operations, which could have a material and adverse effect on our current corporate structure, corporate governance, business, financial condition and results of operations.

Investments in the PRC by foreign investors and foreign-invested enterprises are regulated by the Catalogue of Industries in which Foreign Investment is Encouraged (2022 Edition), or the 2022 Catalog, and the Special Administrative Measures for Foreign Investment Access (Negative List 2024), or the 2024 Negative List. The establishment of wholly foreign-owned enterprises is generally allowed in industries not included in the 2024 Negative List. Industries not listed in the 2024 Negative List are generally open to foreign investment unless specifically restricted by other applicable Chinese regulations. Under the 2024 Negative List, foreign equity in companies providing value-added telecommunications services, excluding e-commerce, domestic multi-party communications, data collection and transmission services, and call centers, should not exceed 50%. Part of our business is subject to this 50% foreign investment equity cap.

On December 26, 2019, the State Council promulgated the Regulations on the Implementation of the Foreign Investment Law of the PRC , which became effective on January 1, 2020. The Implementation Regulations for the Foreign Investment Law implement the legislative principles and purpose of the Foreign Investment Law, emphasize promoting foreign investment and refine the specific measures. They also replace the implementation rules of the Law of the PRC on Sino-foreign Equity Joint Ventures, the implementation rules of the Wholly Foreign-owned Enterprise Law of the PRC and the implementation rules of the Law of the PRC on Sino-foreign Cooperative Joint Ventures. On December 26, 2019, the Supreme People’s Court issued an Interpretation on Several Issues Concerning the Application of the Foreign Investment law of the PRC, which also came into effect on January 1, 2020. The interpretation applies to any contractual dispute arising from the acquisition of the relevant rights and interests by a foreign investor through gift, division of property, merger of enterprises, division of enterprises, etc. On December 30, 2019, the MOFCOM and the SAMR jointly issued the Measures on Reporting of Foreign Investment Information, which replaced the previous filing and approval procedures regarding the establishment and change of foreign-invested companies. On December 31, 2019, the MOFCOM issued the Announcement on Matters Relating to Foreign Investment Information Reporting, which emphasized the information reporting requirements provided by the Measures on Reporting of Foreign Investment Information, and stipulated the forms for information reporting.

On December 19, 2020, the NDRC and the MOFCOM jointly issued the Measures for the Security Review of Foreign Investment which became effective on January 18, 2021. According to the Measures for the Security Review of Foreign Investment, a working mechanism was to be established for organizing, coordinating, and guiding the security review of foreign investments, and the office in charge of the security review process will be set up by the NDRC and the MOFCOM. Furthermore, the Measures for the Security Review of Foreign Investment provide that if foreign investors or their related parties in China engage in any foreign investment in industries with national security concerns such as important information technology, important internet products and services, or important financial services, they shall make applications for the security review to the designated office in advance.

Regulations Relating to Value-Added Telecommunication Services

The Telecommunications Regulations of the PRC, or the Telecommunications Regulations, issued by the State Council of the PRC on September 25, 2000 and last amended on February 6, 2016, provide the general framework for the provision of telecommunication services by PRC companies. They require a telecommunication service provider in China to obtain an operating license from the Ministry of Industry and Information Technology, or the MIIT, or its provincial counterparts, prior to commencement of operations.

The Telecommunications Regulations categorize telecommunication services in China as either basic telecommunications services or value-added telecommunications services. According to the Catalog of Telecommunications Business, attached to the Telecommunications Regulations and issued by the MIIT, on December 28, 2015 and last amended on June 6, 2019, online data processing, transaction processing and information services provided via fixed network, mobile network and internet, call center service and internet data center services are value-added telecommunication services.

On July 3, 2017, the MIIT issued the Measures for the Administration of Telecommunications Business Licensing, or the Telecom Permit Measures, which took effect on September 1, 2017. The Telecom Permit Measures set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining the licenses and the administration and supervision of these licenses. Operators are required to submit an application within the prescribed period to the original permit-issuing authority with respect to changes in the business scope or the operating entity resulting from shareholder changes or the merger and division of the Company as prescribed under relevant regulations.

On June 8, 2020, the MIIT issued the Notice of Strengthening the Administration of Call Center Service, which provides that any entities engaging in call center service shall obtain corresponding business permits as required by the relevant laws and regulations, and shall conduct the business subject to the Catalog of Telecommunications Business.

Regulations on Foreign Investment in the Value-Added Telecommunications Industry

Foreign direct investment in telecommunications companies in China is governed by the Administrative Rules on Foreign-invested Telecommunications Enterprises, or the FITE Regulations, which was issued by the State Council on December 11, 2001, last amended on March 29, 2022, and came into effect on May 1, 2022, made certain significant changes to the 2016 FITE Regulations. Under the 2016 FITE Regulations, foreign investors are not allowed to hold more than 50% of the equity interests in a company providing value-added telecommunications services. In addition, a foreign investor who invests in a value-added telecommunications business in the PRC must possess prior experience in and a proven track record of operating value-added telecommunications businesses overseas (the “Qualification Requirements”), while the 2022 Decision repeals the Qualification Requirements. These restrictions of Qualification Requirements no longer apply to foreign investors, and foreign investors may be allowed to hold no more than 50% of the equity interests in a company providing value-added telecommunications services.

However, under the Circular on Loosening the Restriction on Foreign Shareholdings in Online Data Processing and Transaction Processing Business (for E-commerce), or Circular 196, issued by the MIIT on June 19, 2015, foreign investors may hold up to 100% of all equity interest in an online data processing and transaction processing business operating e-commerce in China, while other requirements provided by the FITE Regulations shall still apply. Pursuant to the Special Administrative Measures for Foreign Investment Access (2024 Negative List), foreign investors are not allowed to hold more than 50% of the equity interests of any company providing value-added telecommunications services, including ICP services, with exception for e-commerce, domestic multi-party communications, storage- forwarding, and call centers businesses. The MIIT’s Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, issued on July 13, 2006, requires foreign investors to set up foreign-invested enterprises and obtain a license for value-added telecommunications services. It prohibits domestic companies holding value-added telecommunications services licenses from leasing, transferring or selling their licenses in any form, or providing any resource, sites or facilities, to any foreign investors intending to conduct this type of businesses in China.

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

Regulations on Internet Information Services

Administrative Measures for Internet Information Services, which was issued by the State Council on September 25, 2000, last amended on December 6, 2024, and took effect on January 20, 2025, set out guidelines on the provision of internet information services. Pursuant to the Internet Information Measures, “internet information services” are defined as services that provide information to online users through the internet. The Internet Information Measures require internet information services operators to obtain a value-added telecommunications business operating license for internet information services, or the ICP License, from the relevant government authorities before engaging in any commercial internet information services operations in China.

In addition, internet information service providers are required to monitor their websites to ensure that they do not contain content prohibited by law or regulation. The PRC government may require corrective actions to address non-compliance by ICP License holders or revoke their ICP License for serious violations. Furthermore, the MIIT Circular on Regulating the Use of Domain Names in Internet Information Services, issued on November 27, 2017 and took effect on January 1, 2018, requires internet information service providers to register and own the domain names they use in providing internet information services.

Regulations on Mobile Internet Application Information Services

In 2022, the Cyber Administration of China issued Provisions on the Administration of Information Services of Mobile Internet Apps (2022 Revision), which took effect on August 1, 2022, requiring app providers, who provide users with services such as information release and instant messaging, to authenticate the identity of users who apply for registration, establish and improve information content examination and registration mechanism. If app providers violate these regulations, app distribution platforms shall issue warning, restricted functions, remove the account and/or report to the competent departments.

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

The Provisions on the Administration of Internet Users’ Account Information, which was issued by the CAC on June 27, 2022 and became effective on August 1, 2022, stipulate that internet information service providers must, among other things, equip themselves with professional and technical capabilities appropriate to the scale of services, establish, improve and strictly implement systems for identity authentication, account verification, information safekeeping, ecological governance, emergency response, personal information protection, among others. The provisions also require that the internet information service providers should handle and protect personal information in internet users’ account information in accordance with law, and take measures to prevent unauthorized access, as well as leakage, tampering, or loss of personal information. The internet information service providers must set up convenient portals for complaints and whistleblowing at an easily seen location, provide channels for complaints and whistleblowing, improve the acceptance, screening, disposal and feedback mechanisms, specify the handling process and feedback time limit and timely handle the complaints and whistleblowing of users and the public.

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

Regulations Relating to Information Security and Privacy Protection

Regulations on Information Security

In recent years, PRC government authorities have enacted laws and regulations with respect to internet information security and protection of personal information from abuse or unauthorized disclosure. Pursuant to the Decision on the Maintenance of Internet Security issued by the NPC Standing Committee on December 28, 2000, which was amended on August 27, 2009, persons may be subject to criminal liability in China for any attempt to: (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe upon intellectual property rights and other activities prohibited by relevant laws and regulations.

The Administration Measures on the Security Protection of Computer Information Network with International Connections, issued by the Ministry of Public Security, or MPS, on December 16, 1997, and amended by the State Council of the PRC on January 8, 2011, prohibits any unit or individual from using the international network to endanger state security, divulge state secrets, infringe on national, social and collective interests, the legitimate rights and interests of citizens, or engage in illegal or criminal activities. The MPS has supervisory and inspection powers and relevant local security bureaus may also have jurisdiction. If a value-added-telecommunications service license holder violates these measures, the PRC government may revoke its value-added-telecommunications service license and shut down its websites.

On November 7, 2016, the NPC Standing Committee promulgated the Cyber Security Law of the PRC, or Cyber Security Law, which took effect on June 1, 2017, pursuant to which, network operators must comply with laws and regulations and fulfil their obligations to safeguard security of the network when conducting business and providing services. Entities that provide services through networks must take technical measures and other necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal or criminal activities, and maintain the integrity, confidentiality and usability of network data. It also stipulate that network operators may not collect personal information that is irrelevant to the services it provides or collect or use the personal information in violation of the provisions of laws or agreements between both parties.

The Regulations on Cyber Security Supervision and Inspection of Public Security Organs, which was issued by the MPS on September 15, 2018 and came into effect on November 1, 2018, is an important basis for the Public Security Bureau to strengthen the enforcement of the Cyber Security Law.

On September 12, 2022, the Cyber Administration of China issued the Cyber Security Law (Draft for Comments) to solicit public comments. The draft mainly adjusted the penalties stipulated in Cyber Security Law. As of the date of this report, Cyber Security Law has not been revised.

Pursuant to the Ninth Amendment to the Criminal Law issued by the NPC Standing Committee on August 29, 2015, which took effect on November 1, 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to comply with rectification orders is subject to criminal penalties for (i) any dissemination of illegal information on a large scale, (ii) any severe consequences due to leakage of the client’s information, (iii) any severe loss of criminal evidence, or (iv) other severe situation. These amendments also state that any individual or entity that (i) sells or provides personal information to others that violates applicable law, or (ii) steals or illegally obtains any personal information, is subject to criminal penalties for severe violations.

On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, which took effect on June 1, 2017. It clarifies several concepts regarding the crime of “infringement of citizens’ personal information,” including “citizens’ personal information,” “provision,” and “unlawful acquisition.”

Pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen personal information protection. Furthermore, app operators should not force their users to grant authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or in breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of APPs Infringing upon User’s Personal Rights and Interests, which was issued by the MIIT on October 31, 2019.

On October 21, 2019, the Supreme People’s Court and the Supreme People’s Procuratorate jointly issued the Interpretations on Certain Issues Regarding the Applicable of Law in the Handling of Criminal Case Involving Illegal Use of Information Networks and Assisting Committing Internet Crimes, which came into effect on November 1, 2019, and further clarified the meaning of “Internet service provider” and the severe situations of the relevant crimes.

The recommended national standard, Information Security Technology - Personal Information Security Specification, sets forth specific refined requirements on the collection, preservation, use, and commissioned processing, sharing, transfer, public disclosure, etc. Although it is not mandatory, in the absence of clear implementation rules and standards for the law on cyber security and other personal information protection, it serves as the basis for assessing compliance and making determinations. On November 28, 2019, The Notice of Identification Method of Application Illegal Collection and Use of Personal Information was issued, which provides a reference for identifying illegal collection and use of personal information by apps, and provides guidance for app operators’ self-inspection, self-correction and netizens’ public supervisions.

On December 15, 2019, the Provisions on Ecological Governance of Network Information Content was issued by the Cyberspace Administration of China, which came into effect on March 1, 2020. These provisions require network information content service platforms to perform their duties as administrator of information content, strengthen the ecological governance of the network information contents on their platforms, and foster a positive, healthy, progressive and amicable cyber culture.

On June 10, 2021, the SCNPC promulgated the Data Security Law which took effect in September 1, 2021. The Data Security Law mainly sets forth specific provisions regarding establishing basic systems for data security management, including data classification management system, risk assessment system, monitoring and early warning system, and emergency disposal system. In addition, it clarifies the data security protection obligations of organizations and individuals carrying out data activities and assigns responsibilities for data security protection. The Data Security Law provides for data security and privacy obligations of entities and individuals carrying out data activities, prohibits entities and individuals in China from providing any foreign judicial or law enforcement authority with any data stored in China without approval from the competent PRC authority, and sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification order, warning, fines of up to RMB10 million, suspension of relevant business, and revocation of business permits or licenses.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which became effective on the same day. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection.

On December 28, 2021, the Cyberspace Administration of China issued the Measures for Cybersecurity Review which took effect on February 15 2022. These measures authorize the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, including listings in foreign countries by online platform operator that possess personal data of more than one million users. They also stipulate that any key information infrastructure operators or online platform operators in violation of the regulations shall be penalized in accordance with the Cyber Security Law and the Data Security Law.

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

The Measures for the Standard Contractual Measures for Cross-border Transfer of Personal Information, which was issued by the CAC on February 22, 2023 and came into effect on June 1, 2023, specified the applicable scope of, conditions to enter into and detailed filing requirements for standard contracts on cross-border transfer of personal information, which will become a part of the compliance mechanism for personal information protection.

The Regulation on Network Data Security Management, which was promulgated on September 24, 2024 and became effective on January 1, 2025, set forth several key obligations, including requiring network data handlers to specify the purpose and method of personal information processing, as well as the types of personal information involved, before any personal information is handled. It also clarifies definitions for important data, outlines the obligations of those handling important data, establishes broader contractual requirements for data sharing between data handlers, and introduces a new exemption for regulatory obligations regarding cross-border data transfers.

Regulations on Privacy Protection

On December 13, 2005, the MPS issued the Regulations on Technological Measures for Internet Security Protection, or the Internet Protection Measures, which took effect on March 1, 2006, requiring internet service providers to utilize standard technical measures for internet security protection.

Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT on December 29, 2011 and that took effect on March 15, 2012, ICPs are also prohibited from collecting any personal user information or providing any information to third parties without the consent of the user. The Cyber Security Law provides an exception to the consent requirement where the information is anonymous, not personally identifiable and unrecoverable. ICPs must expressly inform the users of the method, content and purpose of the collection and processing of user personal information and may only collect information necessary for its services. ICPs are also required to properly maintain user personal information, and in case of any leak or likely leak of user personal information, ICPs must take remedial measures immediately and report any material leak to the telecommunications regulatory authority.

In addition, the Decision on Strengthening Network Information Protection issued by the NPC Standing Committee on December 28, 2012, emphasizes the need to protect electronic information that contains personal identification information and other private data. The decision requires ICPs to establish and publish policies regarding the collection and use of personal electronic information and to take necessary measures to ensure the security of the information and to prevent leakage, damage or loss. Furthermore, the MIIT’s Order on Protection of Personal Information of Telecommunications and Internet Users, issued on July 16, 2013 and took effect on September 1, 2013, contains detailed requirements on the use and collection of personal information as well as the security measures to be taken by ICPs.

On August 22, 2019, the Cyberspace Administration of China promulgated the Provisions on the Cyber Protection of Children’s Personal Information, which took effect on October 1, 2019, requiring that before collecting, using, transferring or disclosing the personal information of a child, any internet service operator should inform that child’s guardians in a noticeable and clear manner and obtain their consent. In addition, internet service operators should take measures like encryption when storing children’s personal information.

On May 28, 2020, the Civil Code of the PRC was issued by the National People’s Congress and became effective on January 1, 2021. The Civil Code defines the processing of personal information as the collection, storage, use, processing, transmittal, provision, and disclosure of personal information. Furthermore, according to the Civil Code, any entity that engages in the processing of personal information shall follow the principles of lawfulness, fairness, and necessity and shall not overuse personal information. Entities shall also obtain the consent from the natural person or his or her guardian, except as otherwise provided by laws and regulations.

On August 31, 2020, the Administrative Provisions for Text Message and Voice Call Service (Draft) were published for public comments. It provides that no entity or individual can send commercial text messages or make commercial calls to users without their consent. The relevant governmental authorities may order rectification, impose warnings or fines, make public announcements, or enforce other administrative measures on violation. In case of serious circumstances, the relevant governmental authorities may revoke telecommunication licenses and phone number sources of the violating entity or individual.

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

On August 20, 2021, the SCNPC adopted the Personal Information Security Law, which took effect on November 1, 2021. The Personal Information Protection Law includes the basic rules for personal information processing, the rules for cross-border provision of personal information, the rights of individuals in personal information processing activities, the obligations of personal information processors, and the legal responsibilities for illegal collection, processing, and use of personal information.

On March 16, 2023, the National Information Security Standardization Technical Committee (NISSTC) published the Notice on Soliciting Opinions on the National Standard< Requirements for Certification of Cross-Border Transmission of Personal Information for Information Security Technology> (Draft for Opinion). The draft standard stipulates the basic principles, basic requirements and requirements for safeguarding the rights and interests of the subject of personal information for the cross-border provision of personal information by personal information processors, and applies to the certification body’s certification of personal information protection for the activities of cross-border provision of personal information by personal information processors.

Regulations on Anti-Monopoly Matters Related to Internet Platform Companies

The PRC Anti-Monopoly Law, which was last amended on June 24, 2022, and took effect on August 1, 2022, prohibits monopolistic conduct, such as entering into monopoly agreements, abusing market dominance, and undertaking concentrations that may have the effect of eliminating or restricting competition. On February 7, 2021, the Anti-Monopoly Commission of the State Council officially promulgated the Anti-Monopoly Guidelines on Platform Economics. The guidelines prohibit certain monopolistic conducts of internet platforms to protect market competition, safeguard interests of users and operators who participate in internet platform economics, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology methods to block competitors’ interface, tying or attaching unreasonable trading conditions, compulsory collection of unnecessary user data). In addition, the guidelines also reinforce the requirement of antitrust merger review for internet platform related transactions to safeguard market competition.

Regulations Relating to Loan Facilitation

On December 1, 2017, the Company Head Office of Internet Financial Risk Special Rectification and the Company Head Office of the P2P Network Loan Risks jointly issued the Notice on the Regulation and Rectification of the “Cash Loan” Business, or Circular 141, which regulates “cash loan” businesses conducted by internet micro-finance companies, banking financial institutions and online lending information intermediaries. Circular 141 defines “cash loans” as loans that are unrelated to the circumstances of their use, with no designated use for the loan proceeds, no qualification requirement for the borrower and no collateral for the loan. The definition of a cash loan under Circular 141 is vague and subject to further regulatory interpretation. Circular 141 sets forth various prohibitions and obligations on banking financial institutions participating in “cash loan” businesses, including that: (i) banking financial institutions (including banks, trust companies, consumer finance companies, etc.) shall, in strict compliance with the Interim Measures for the Administration of Personal Loans and other regulatory and risk management requirements, regulate the lending activities; (ii) extension of loans jointly with any third-party institution that has not obtained approvals for the lending business, or funding to such institutions for the purpose of extending loans in any form, is prohibited; (iii) with respect to a lending business conducted in collaboration with a third-party institution, outsourcing of the core business (including the credit assessment and risk control) is prohibited, and any credit enhancement service, whether or not in disguised form (including the commitment to bear the risk of default), provided by any third-party institutions without guarantee qualification are also prohibited. The banking financial institutions must require and ensure that such third-party institutions do not collect any interest or fees from the borrowers; and (iv) banking financial institution and the asset management products issued or managed thereby shall not invest directly or in a disguised manner in any securitization product or any other product sold with “cash loans,” “campus loans” and “down payment loans,” among others, as the underlying assets. Any violation of Circular 141 may result in criminal liability and various penalties, including suspension or cessation of business operations, sanctions, rectification, rejection of filing, and revocation of license.

In addition, the Notice on Specific Rectification Implementation Plans for Risk of Online Microfinance Businesses of Microfinance Companies, or Circular 56, provides that the online lending business conducted by microfinance companies in collaboration with a third-party institution, may not involve any credit enhancement service in disguised form (including the provision of a “drawer agreement” guarantee) or underlying commitments by the third-party institution. Third-party institutions collaborating with microfinance companies are also prohibited from collecting any interest or fees from borrowers. Violations of Circular 56 may result in various penalties.

On August 1, 2019, the General Office of the State Council issued and promulgated the Guidance on Promoting the Healthy Development of the Platform Economy, which provides that the market-access management and supervision of financial services provided through online platforms in the finance sector are regulated by laws, regulations and other relevant rules. In addition, entities conducting financial information intermediaries services and transaction-matching services are subject to the market-access management pursuant to relevant laws.

The Interim Measures for Administration of Internet Loans Issued by Commercial Banks, or the Internet Loans Interim Measures, promulgated by the CBIRC, came into effect on July 12, 2020, and was amended on June 21, 2021. While the Interim Measures apply to commercial banks, consumer finance companies and auto finance companies directly, the Interim Measures also require these banking financial institutions to strengthen the management of cooperation related to loan business, which would affect the cooperated institutions in internet loan business and their existing business models. Pursuant to these Interim Measures, commercial banks shall evaluate their cooperation agencies and implement a name list management. Commercial banks shall not accept direct and disguised credit enhancement services from unqualified cooperation agencies, nor entrust third-party collection agencies with illegal records. The Interim Measures also provide that, except for cooperating institutions that jointly provide loans, commercial banks shall not entrust cooperating institutions to perform key operations, such as loan issuance, loan principal and interest recovery, and suspension of funding. Pursuant to the Interim Measures, commercial banks shall independently carry out risk assessment and credit approval for loans they fund, and take primary responsibility for post-loan management. Commercial banks shall not entrust third-party institutions with records of violent collection or other illegal records to collect loans. Furthermore, according to the Interim Measures, commercial banks shall forbid third-party partners from charging any fees or interests on borrowers, and shall clarify such rule in written agreements with their partners. The CBIRC and its local branches shall evaluate reports and relevant materials submitted by commercial banks, and the key assessment factors include independent control of credit approval procedures, contract signing, and other core risk management procedures of commercial banks.

On February 19, 2021, the CBIRC issued the Notice of Further Regulating Online Loan Business of Commercial Banks, and it provides that commercial banks shall not outsource material procedures of loan origination, loan servicing, and delinquency management to third-party institutions, and in addition, commercial banks shall not engage in online loan business outside its registered place.

On July 12, 2022, CBIRC issued the Notice on Strengthening the Management of Commercial Banks’ Internet Loan Business and Improving the Quality and Efficiency of Financial Services, which further requires commercial banks to: (i) effectively conduct security assessments on the cooperating institutions which provide and process personal information; (ii) strengthen loan fund management, take effective measures to monitor loan usage, ensure safety of the loan funds, and prevent cooperating institutions from intercepting, pooling, or misappropriating fund; (iii) standardize the Internet loan cooperation business with third-party institutions, and restrict or refuse to cooperate with those that are in violation of relevant regulations on Internet loans; and (iv) strengthen the protection of consumer rights and interests, strengthen the compliance management of the marketing and publicity behaviors of cooperating institutions, and clearly stipulate relevant prohibited behaviors in the cooperation agreement. The transition period for the existing stock business of Internet loans of commercial banks ended on June 30, 2023. During the transition period, new Internet loans businesses of commercial banks shall meet the requirements of the Interim Measures, the Internet Loans Circular, and this Notice.

Regulation related to Exchange Administered Financial Asset Securities Distribution

The distribution of exchange administered financial asset securities is currently regulated by the Decision Regarding Straightening out and Rectifying Various Types of Trading Venues to Effectively Prevent Financial Risks (“Document 38”) and the Implementation Opinions on Straightening out and Rectifying Various Types of Trading Venues (“Document 37”), promulgated by the General Office of the State Council on November 11, 2011 and July 12, 2012, respectively. Both Document 38 and Document 37 stipulate that exchanges that are subject to the approval of the State Council or its administration department of finance for establishment, shall be regulated by the administration department of finance of the State Council; all other exchanges shall be regulated by the local People’s Government at the provincial level, which in practice, are the offices of finance at municipal and provincial levels. Document 38 and Document 37 emphasize on the prohibitive activities relating to the issuance and distribution of exchange administered funds, for example, the number of investors of exchange administered funds shall not exceed 200 accumulatively.

Regulation on Foreign Exchange Control

Foreign exchange in China is primarily regulated by:

●	The Foreign Currency Administration Regulations (1996), as amended on January 14, 1997 and August 5, 2008; and

●	The Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Foreign Currency Administration Regulations, the RMB is convertible for current account items, including the distribution of dividends, interest payments, and trade service-related foreign exchange transactions. Conversion of RMB into foreign currency for capital account items, such as, loans, investment in securities and repatriation of investments, however, remains subject to registration with SAFE or its local counterparts as required by law. Under the Administration Rules, foreign-invested enterprises may buy, sell and remit foreign currencies at banks authorized to conduct foreign exchange transactions for settlement of current account items after providing valid commercial documents and, in the case of capital account item transactions, only after registration with SAFE and, if applicable, other relevant PRC government authorities as required by law. Capital investments directed outside of China by foreign-invested enterprises are also subject to restrictions, which include registration filing with the MOFCOM. If the investment is made in sensitive countries, regions, or industries, it needs to be approved by the MOFCOM.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB will be permitted to fluctuate within a band against a basket of foreign currencies. We receive a significant portion of our revenue in Renminbi, which is not a freely convertible currency. Under our current structure, our income is primarily derived from dividend payments from our subsidiaries in China. Although we may remit the income from China to other jurisdictions, the fluctuation in exchange rates may be a disadvantage to us if the RMB depreciates.

Regulation on Foreign Exchange Registration of Offshore Investment by PRC Residents

The Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, promulgated by SAFE on July 14, 2014 and designed to replace the former circular commonly known as “Notice 75”, requires registration of PRC residents with local branches of SAFE with respect to their direct establishment or indirect control of an offshore entity (referred to in Notice 37 as “special purpose vehicle”), where such offshore entities are established for the purpose of overseas investment or financing, provided that PRC residents contribute their legally owned assets or equity into such entities.

Notice 37 further requires PRC residents to amend their registration where any significant changes with respect to the special purpose vehicle capitalization or structure of the itself, such as capital increase, capital reduction, share transfer or exchange, merger or spin off.

Regulation on Dividend Distributions

The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include:

●	Company Law (1993), as last amended on December 29, 2023 that became effective on July 1, 2024.

●	The Foreign Investment Law promulgated on March 15, 2019 that became effective on January 1, 2020;

●	The Implementation Regulations for the Foreign Investment Law promulgated on December 12, 2019, and became effective on January 1, 2020;

●	The Enterprise Income Tax Law (2007), which was amended on December 29, 2018; and

●	The Implementation Regulations for the Enterprise Income Tax Law that was promulgated on December 6, 2024 and became effective on January 20, 2025.

Under these regulations, wholly foreign-owned and joint venture enterprises in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, an enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve fund reaches 50% of its registered capital. Our Company’s reserve fund has not yet reached this level.   The board of directors of a wholly foreign-owned enterprise has the discretion to allocate a portion of its after-tax profits to its employee welfare and bonus funds. These reserve funds, however, may not be distributed as cash dividends.

Under the Enterprise Income Tax Law and its implementation regulations, dividends payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a lower withholding tax rate. See “Taxation.”

M&A Rules and Regulation on Overseas Listings and Securities Offerings

On August 8, 2006, six PRC regulatory agencies, the MOFCOM, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, CSRC and SAFE, jointly adopted the Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006, and was amended in June 2009. The M&A Rules purport, among other things, to require that offshore SPVs that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interests held by such PRC companies or individuals, obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval for their overseas listings.

While the application of the M&A Rules remains unclear, our PRC legal counsel has advised us that, based on their understanding of the current PRC laws and regulations as well as the notice announced on September 21, 2006:

●	the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings such as our initial public offering are subject to the CSRC approval procedures under the M&A Rules; and

●	despite the lack of any definitive rule or interpretation from the CSRC, the main purpose of the M&A Rules is for national security and national industrial policy and so far none of the Chinese companies that have completed their public listing in the U.S. have obtained such approval; and

●	our business operations in China do not belong to a prohibited industry for foreign investment; and

●	our merges and acquisitions involving our Chinese subsidiary companies have all obtained properly the approval from the local governmental authorities; and

●	our BVI company was not established by a Chinese citizen. Accordingly, although the purpose of the BVI incorporation is for overseas listing, the M&A Rules should not apply to us.

Our PRC counsel also advises us, however, that there is still uncertainty as to how the M&A Rules will be interpreted and implemented. If the CSRC or other PRC regulatory agencies, subsequently determine that CSRC approval was required for our initial public offering, we may need to apply for remedial approval from the CSRC and we may be subject to penalties and administrative sanctions administered by these regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A common shares. Consequently, even though our PRC counsel believes the probability of the aforementioned actions is small, if you engage in market trading or other activities in anticipation of, and prior to, settlement and delivery, you do so at the risk that settlement and delivery may not occur.

On February 17, 2023, the CSRC issued the Trial Measures and five application guidelines, or the Overseas Listing Rules, which took effect on March 31, 2023. According to the Overseas Listing Rules, among other things, after making initial applications with overseas stock markets for offerings or listings, all China-based companies shall file with the CSRC within three business days. Subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within three business days after the offering is completed. Subsequent securities offerings and listings of an issuer in other overseas markets other than where it has offered and listed shall be filed with the CSRC within three business days after the applications are made. In addition, overseas offerings and listings are prohibited for such China-based companies when any of the following applies: (a) where such the securities offering and listing is explicitly prohibited by provisions in PRC laws, administrative regulations and relevant state rules; (b) where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (c) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (d) where the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made; (e) where there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. The Overseas Listing Rules further stipulate that a fine between RMB 1 million and RMB 10 million may be imposed if a company fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Overseas Listing Rules. According to the Notice on the Filing Management Arrangements for Overseas Offerings and Listings by Domestic Companies published by the CSRC on February 17, 2023, existing listed companies are not required to make any filings until they conduct a new offering or financing transaction in the future. A company is regarded as an existing listed company if it (a) has already completed overseas listing or offering, or (b) has already obtained the approval for the offering or listing from overseas securities regulatory authorities or stock exchanges but has not completed such offering or listing before the effective date of the Overseas Listing Rules and also completes the offering or listing before September 30, 2023. On the effective date of the Overseas Listing Rules, PRC companies that have already submitted offering and listing applications but have not yet obtained the approvals from overseas securities regulators or exchanges shall make filings with the CSRC at a reasonable time before the completion of the offerings or listings. For those that have already obtained the CSRC’s approvals for overseas listings or offerings may continue their process without additional filings but shall make the filing pursuant to the Overseas Listing Rules if they cannot complete the offering or listing before the expiration of the original approval from the CSRC.

Regulation Related to Stock Incentive Plans

On February 15, 2012, SAFE promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies. Under this notice and other rules and regulations, domestic individuals, which means the Chinese residents and non-PRC citizens residing in mainland China for a continuous period of not less than one year, subject to a few exceptions, who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are Chinese residents must retain a qualified mainland China agent, which could be a Chinese subsidiary of the overseas publicly listed company or another qualified institution selected by the Chinese subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the mainland China agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the mainland China agent or the overseas entrusted institution or other material changes. The mainland China agents must, on behalf of the Chinese residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the Chinese residents’ exercise of the employee share options. The foreign exchange proceeds received by the Chinese residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in mainland China opened by the mainland China agents before distribution to such Chinese residents. In addition, the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles provides that Chinese residents who participate in a share incentive plan of an overseas unlisted special purpose company may register with SAFE or its local branches before exercising rights.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

Shareholder loans made by offshore parent holding companies to their PRC subsidiaries are regarded as foreign debts in China for regulatory purposes, and are subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange.

Under these regulations, shareholder loans from offshore parent holding companies to their PRC subsidiaries shall be registered with SAFE. Furthermore, the total amount of foreign debts that can be incurred by such PRC subsidiaries, including any shareholder loans, shall not exceed the difference between the total investment amount and the registered capital amount of the PRC subsidiaries.

Regulations on Enterprise Income Tax

On March 16, 2007, the NPC Standing Committee issued the Enterprise Income Tax Law of the PRC, which took effect on January 1, 2008, or the Old EIT Law. The Old EIT Law was amended on February 24, 2017 and December 29, 2018. On December 6, 2024, the State Council amended the Implementation Regulations for the Enterprise Income Tax Law, which became effective on January 20, 2025, or the EIT Rules. The Old EIT Law, as amended, and the EIT Rules are collectively referred to as the “EIT Law”. According to the EIT Law, taxpayers consist of resident enterprises and non-resident enterprises. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but whose actual or de facto control entity is within the PRC. Non-resident enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries and whose actual administration is conducted outside the PRC, but (i) have entities or premises in China, or (ii) have no entities or premises but have income generated from China. According to the EIT Law, foreign-invested enterprises in the PRC are subject to a uniform enterprise income tax rate of 25%. A non-resident enterprise that has an establishment or premises within the PRC must pay enterprise income tax at a rate of 25% on its income that is derived from such establishment or premises inside the PRC and that is sourced outside the PRC but is actually connected with the said establishment or premises. However, if a non-resident enterprise has not formed permanent establishments or premises in the PRC, or if it has formed permanent establishment institutions or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, the enterprise income tax is, in that case, set at the rate of 10% for its income sourced from inside the PRC.

Enterprises that are recognized as high and new technology enterprises in accordance with the Notice of the Ministry of Science, the Ministry of Finance and the State Administration of Taxation on Amending and Issuing the Administrative Measures for the Determination of High and New Tech Enterprises are entitled to a preferential enterprise income tax rate of 15%. Pursuant to the Administrative Measures for the Recognition of High and New Technology Enterprises, the validity period of the high and new technology enterprise qualification shall be three years from the date of issuance of the certificate as a high and new technology enterprise. An enterprise can re-apply for such recognition as a high and new technology enterprise before or after the previous certificate expires.

On February 3, 2015, the State Administration of Taxation, or SAT, issued the Announcement on Several Issues Concerning Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or Circular 7. Circular 7 provides comprehensive guidelines relating to, and heightening the Chinese tax authorities’ scrutiny of, indirect transfers by a non-resident enterprise of assets (including assets of organizations and premises in the PRC, immovable property in the PRC, and equity investments in PRC resident enterprises), or the PRC Taxable Assets. For instance, when a non-resident enterprise transfers equity interest in an overseas holding company that directly or indirectly holds certain PRC Taxable Assets and if the transfer is believed by the Chinese tax authorities to have no reasonable commercial purpose other than to evade enterprise income tax, Circular 7 allows the Chinese tax authorities to reclassify the indirect transfer of PRC Taxable Assets as a direct transfer and therefore impose PRC enterprise income tax at a rate of 10% on the non-resident enterprise. On the other hand, indirect transfers falling into the scope of the safe harbors under Circular 7 may not be subject to PRC tax under Circular 7. The safe harbors include qualified group restructurings, public market trades and exemptions under tax treaties or arrangements.

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

Under SAT Circular 7 and the Law on the Administration of Tax Collection issued by the NPC Standing Committee on September 4, 1992 and last amended on April 24, 2015, in the case of an indirect transfer, entities or individuals that are obligated to pay the transfer price to the transferor shall act as withholding agents. If they fail to make withholding or withhold the full amount of tax payable, the transferor of equity must declare and pay tax to the tax authorities in charge within seven days from the date the occurrence of the tax payment obligation arises. If a withholding agent does not make withholding, and the transferor of equity does not pay the payable amount, the tax authority may impose interest for late payment on the transferor. In addition, the tax authority may also hold the withholding agents liable and impose a penalty ranging from 50% to 300% of the unpaid tax on them. The penalty imposed on the withholding agents may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with Circular 7.

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

The EIT Law provides that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. The income tax on the dividends may be reduced pursuant to a tax treaty between China and other applicable jurisdictions. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Double Tax Avoidance Arrangement, issued by the SAT on August 21, 2006 that took effect on December 8, 2006, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement, its protocols and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the in-charge tax authority. However, based on the SAT Circular on Relevant Issues relating to the Implementation of Dividend Clauses in Tax Agreements, issued and effective on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Based on the SAT Announcement of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties, issued on February 3, 2018 and effective on April 1, 2018, to determine the “beneficial owner” status of a resident of the treaty counterparty seeking to enjoy tax treaty benefits, a comprehensive analysis must be carried out in accordance with the factors set out in the announcement.

On August 27, 2015, the SAT issued the Announcement on Promulgating the Administrative Measures for Tax Convention Treatment for Non-resident Taxpayers, which took effect on November 1, 2015 and was amended on June 15, 2018. This announcement was repealed by the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, which was promulgated on October 14, 2019 and took effect on January 1, 2020. Under such announcement, non-resident taxpayers that meet the conditions for enjoying the convention treatment may be entitled to the convention treatment themselves when filing a tax return or making a withholding declaration through a withholding agent, subject to the subsequent administration by the tax authorities. Such taxpayers who make their own declaration must self-assess whether they are entitled to tax treaty benefits, make truthful declarations and submit the relevant reports, statements and materials required by the relevant tax authorities.

Regulations on Value-added Tax

All entities and individuals engaged in the sale of goods, provision of processing, repairs and replacement services, and the importation of goods within the territory of the PRC must pay value-added tax, or VAT, in accordance with the Provisional Regulations on Value-added Tax of the PRC, or the Provisional Regulations on VAT, and its implementation rules, or collectively, the VAT Law. The Provisional Regulations on VAT, which was issued by the State Council on December 13, 1993 and took effect on January 1, 1994, was amended by the Notice of Adjustment of VAT Rates issued on April 4, 2018 and by the Notice of Strengthening Reform of VAT Policies issued on March 20, 2019. Pursuant to the VAT Law, VAT payable is calculated as “output VAT” minus “input VAT”. The applicable VAT rates are 13%, 9% and 6% depending on the type of product or service.

In accordance with the Circular of the Ministry of Finance and SAT on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax, issued on March 23, 2016 and effective from May 1, 2016, upon approval of the State Council of the PRC, the pilot program to replace business tax with VAT was implemented nationwide on May 1, 2016.

On December 25, 2024, the SCNPC promulgated the VAT Law of the PRC, which will become effective on January 1, 2026, and will replace the Provisional Regulations on Value-added Tax of the PRC.

Regulations on Trademarks

Trademarks are protected by the PRC Trademark Law adopted in 1982, as last amended in 2019, as well as the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and amended in 2014. The Trademark Office under the SAIC handles trademark registrations. Trademarks can be registered for a term of ten years and can be extended for another ten years if requested upon expiration of the first or any renewed ten-year term. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration application has been made is identical or similar to another trademark which has already been registered or has been subject to a preliminary examination and approval for use on the same type of or similar commodities or services, the application for such trademark registration may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such other party’s use. Trademark license agreements must be filed with the Trademark Office or its regional offices.

Regulations on Copyright and Software Products

Under the Copyright Law of the PRC issued by the NPC Standing Committee on September 7, 1990, which has been amended by its latest version promulgated on June 1,2020, and which became effective on June 1, 2021, works of Chinese citizens, legal persons or other organizations, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Similarly, under the Computer Software Protection Regulations issued by the State Council on June 4, 1991, last amended on January 30, 2013 and effective on March 1, 2013, Chinese citizens, legal persons and other organizations are entitled to enjoy copyright in the software they develop, regardless of whether the software has been publicly released. Software copyright commences from the date on which the development of the software is completed. A software copyright owner may register with the software registration institution recognized by the copyright administration department of the State Council of the PRC. A registration certificate issued by the software registration institution is a preliminary proof of the registered items. The protection period for software copyright of a legal person or other organization shall be fifty years, concluding on December 31 of the fiftieth year after the software’s initial release. In order to further implement the Computer Software Protection Regulations, the National Copyright Administration issued the Measures for the Registrations of Computer Software Copyright, effective on February 20, 2002, which provides procedures for software copyright registration, license contract registration and transfer contract registration. The Copyright Protection Center of the PRC is mandated as the software registration institution under the regulations.

Regulations on Domain Names

Internet domain name registration and related matters are primarily regulated by the Measures on Administration of Internet Domain Names, which were promulgated by the MIIT on August 24, 2017 and became effective on November 1, 2017, and the Implementing Rules on the Registration of National Top-level Domain Names, which were promulgated by China Internet Network Information Center, and became effective on June 18, 2019. Domain name owners are required to register their domain names, and the MIIT is in charge of the administration of PRC internet domain names. The domain name services follow a “first come, first served” principle. Applicants for registration of domain names shall provide their true, accurate and complete domain name information to, and enter into registration agreements with, domain name registration service institutions. The applicants will become the domain name holders upon the completion of the registration process.

Regulations on Patents

Patents in mainland China are principally protected under the PRC Patent Law, which became effective on April 1, 1985 and was last amended on June 1, 2021, and the Implementation Rules of the PRC Patent Law, which was promulgated by the State Council on June 15, 2001 and last amended on January 20, 2024. The Chinese patent system adopts a “first-to-file” principle. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. The duration of a patent right is 10 years, 15 years or 20 years from the date of application, depending on the type of patent right.

Employment Laws

In accordance with the PRC National Labor Law, which became effective in January 1995 and last amended on December 29, 2018, and the PRC Labor Contract Law, which became effective in January 2008 and was subsequently amended in 2012, employers must execute written labor contracts with full-time employees in order to establish an employment relationship. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, employers in China are obliged to pay contributions to the social insurance plan and the housing fund plan for employees.

We have entered into employment agreements with all of our full-time employees. We have contributed to the basic and minimum social insurance plan. Due to a high employee turnover rate in our industry, it is difficult for us to comply fully with the law. While we believe we have made adequate provision for any outstanding contributions to these plans in our financial statements, any failure to make sufficient payments to such plans would be in violation of applicable PRC laws and regulations and, if we are found to be in violation of such laws and regulations, we could be required to make up the contributions for such plans as well as to pay late fees and fines.

C. Organizational structure

Corporate Structure

The following chart illustrates our Company’s organizational structure, including our subsidiaries and consolidated affiliated entities as of the date of this annual report:

D. Property, plant and equipment

Description of Property

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes. Following is a list of our properties, all of which we currently lease:

Property	Rental Term	Space	Ground Floor Area
Floor 20-21, No. 55 Loushanguan Road, Changning District, Shanghai	July 01, 2022 – June 30, 2027		2058.2m2
No.1-2, 475 Taihe Road, Baoshan District, Shanghai	August 07, 2023 –September 05, 2026		1160m2
Gubei SOHO, 188 HongBaoShi Road, Changning District, Shanghai	August 01, 2022 – June 03, 2025		1000m2
No.4-1, 475 Taihe Road, Baoshan District, Shanghai	August 20, 2023 –September 18, 2026		948m2
Unit 605, 6 / F, block B, 33 Financial Street, Xicheng District, Beijing	January 01, 2022 – December 31, 2025		278m2
Floor 8, No.31 Donghai West Road, Shinnan District, Qingdao, Shandong Province	January 01, 2022 – December 31, 2024		68m2

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

Overview

Nisun International Enterprise Development Group Co., Ltd (“Nisun International” or the “Company”), formerly known as Hebron Technology Co., Ltd., was established under the laws of the British Virgin Islands (“BVI”) as a company limited by shares on May 29, 2012. On September 22, 2020, the Company changed its name from “Hebron Technology Co., Ltd.” to “Nisun International Enterprise Development Group Co., Ltd” The Company is a holding company and conducts its business mainly through its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs in the People’s Republic of China (the “PRC”).

We are a technology-driven, financing solutions provider and an integrated supply chain services provider, offering comprehensive management and operational support for both supply chain trading and supply chain financing solutions. Our current business is comprised of three main services areas, including SME financing solutions, supply chain financing solutions, and supply chain trading businesses

We provide technology-driven customized comprehensive financing solutions to SMEs to improve SMEs’ access to capital and financings. Leveraging our closed-loop fintech ecosystem, we help SMEs channel working capital and liquidity resources by connecting SMEs to the investors and solving risk control issues in the financing process. Our comprehensive financing solutions enable SMEs to acquire financing in a convenient, efficient and customized manner to facilitate healthy enterprise development.

We launched our technology-driven integrated supply chain financing solutions business through digital platforms in January 2020. Leveraging our fintech expertise and industry experience, we provide supply chain financing solutions to both PRC and international enterprises by focusing on industry and finance integration and industry segmentation. Our supply chain financing solutions services currently primarily target the agriculture, infrastructure, maritime logistics, energy, commodities and plastics products markets. With a focus on finance and industry linkage, we serve the upstream and downstream enterprises and transactions of the supply chain industry while facilitating supply-side sub-sector reforms. By leveraging our expertise in supply chain management and harnessing cutting-edge technologies, such as big data, artificial intelligence, Internet of Things, blockchain and other cutting-edge technologies, we aim to build supply chain platforms that link commercial banks, securities firms, trusts, investment funds, insurance companies and state-owned enterprises.

As our supply chain financing solution business grew substantially in size, we launched our supply chain trading business and expanded our product offerings, leveraging our supply chain technology platform and high-quality customer connections. Complementary to our supply chain financing solutions, we also sell products directly to customers through our Intelligent matching system.

Financial Results for fiscal years 2024 and 2023

The following table presents an overview of our results of operations for fiscal years 2024 and 2023:

	Year ended December 31,		Changes
	2024	2023	($)	(%)
Revenue	$340,219,546	$386,670,899	$(46,451,353)	(12)%
Cost of revenue	309,307,525	346,684,969	(37,377,444)	(11)%
Gross profit	30,912,021	39,985,930	(9,073,909)	(23)%
Selling, general and administrative expenses	27,332,527	21,181,992	6,150,535	29%
Income from operations	3,579,494	18,803,938	(15,224,444)	(81)%
Other income, net	1,983,601	4,716,889	(2,733,288)	(58)%
Income before income taxes	5,563,095	23,520,827	(17,957,732)	(76)%
Income taxes expense	4,527,081	5,817,147	(1,290,066)	(22)%
Gain disposal of subsidiaries from discontinued operations	4,863,777	-	4,863,777	-%
Net income	5,899,791	17,703,680	(11,803,889)	(67)%
Less: net income attributed to non-controlling interest	(112,375)	(125,942)	13,567	(11)%
Net income attributed to the Nisun shareholders	5,787,416	17,577,738	(11,790,322)	(67)%
Foreign currency translation loss	(6,017,982)	(4,536,797)	(1,481,185)	33%
Comprehensive (loss) income	$(230,566)	$13,040,941	$(13,271,507)	(102)%

The following table presents an overview of our results of operations for fiscal years 2023 and 2022:

	Year ended December 31,		Changes
	2023	2022	($)	(%)
Revenue	$386,670,899	$234,174,265	$152,496,634	65%
Cost of revenue	346,684,969	197,124,969	149,560,000	76%
Gross profit	39,985,930	37,049,296	2,936,634	8%
Selling, general and administrative expenses	21,181,992	19,339,840	1,842,152	10%
Income from operations	18,803,938	17,709,456	1,094,482	6%
Other income, net	4,716,889	4,812,456	(95,567)	(2)%
Income before income taxes	23,520,827	22,521,912	998,915	4%
Income taxes expense	5,817,147	4,741,854	1,075,293	23%
Net income	17,703,680	17,780,058	(76,378)	0%
Less: net income attributed to non-controlling interest	(125,942)	(159,246)	33,304	(21)%
Net income attributed to the Nisun shareholders	17,577,738	17,620,812	(43,074)	0%
Foreign currency translation loss	(4,536,797)	(12,576,380)	8,039,583	(64)%
Comprehensive income	$13,040,941	$5,044,432	$7,996,509	159%

Revenues

The following table presents a breakdown of our revenue for fiscal years 2024 and 2023.

	Year ended December 31,				Changes	Changes
	2024	%	2023	%	($)	(%)
Revenue from financial services:
SME financing solutions	$84,320,613	25%	$101,823,899	26%	$(17,503,286)	(17)%
Supply chain financing solutions	5,712,543	2%	6,153,645	2%	(441,102)	(7)%
Total revenue from financial services	90,033,156	27%	107,977,544	28%	(17,944,388)	(17)%
Revenue from supply chain trading	250,186,390	73%	278,693,355	72%	(28,506,965)	(10)%
Total revenue	$340,219,546	100%	$386,670,899	100%	$(46,451,353)	(12)%

The following table presents a breakdown of our revenue from continuing operations for fiscal years 2023 and 2022.

	Year ended December 31,				Changes	Changes
	2023	%	2022	%	($)	(%)
Revenue from financial services:
SME financing solutions	$101,823,899	26%	$87,269,959	37%	$14,553,940	17%
Supply chain financing solutions	6,153,645	2%	3,542,592	2%	2,611,053	74%
Total revenue from financial services	107,977,544	28%	90,812,551	39%	17,164,993	19%
Revenue from supply chain trading	278,693,355	72%	143,361,714	61%	135,331,641	94%
Total revenue	$386,670,899	100%	$234,174,265	100%	$152,496,634	65%

Total revenue for the year ended December 31, 2024, was approximately $340.2 million, representing a decrease of $46.5 million, or 12%, from $386.7 million for the year ended December 31, 2023. The decrease in our total revenues was primarily due to declines in revenue from SME financing solutions services and revenue from supply chain trading. According to the National Bureau of Statistics of China, China’s economy experienced a deceleration in economic growth during the second and third quarters of 2024. The economic slowdown in 2024 prompted individual investors to adopt a more cautious approach, thereby leading SMEs to reduce their corporate finance activities to minimize risk. This shift led to a decline in the Group’s revenue from SME financing solutions revenue, reflecting the impact of the economic conditions on our performance. Meanwhile, the economic slowdown affected the Company's supply trading revenues, especially bulk trading. Due to the high volatility of market prices, the Company scaled down the volume of bulk trade transactions accordingly in order to minimize losses.

The Company offers a comprehensive range of financing solutions to SMEs, encompassing the design, issuance, distribution, and management of financial products. For the year ended December 31, 2024, the revenue from SME financing solution services was $84.3 million, decreased by $17.5 million or 17%, from $101.8 million for the year ended December 31, 2023. The decline was primarily due to the economic slowdown in 2024, which led individual investors to adopt a more cautious investment approach, thereby leading SMEs to reduce their corporate finance activities to minimize risk. This shift led to a decline in the revenue from SME financing solutions services, reflecting the impact of the economic conditions on our performance.

The Company launched its supply chain solution business in January 2020 focusing on finance and industry linkages to serve both the upstream and downstream segments of the supply chain while facilitating supply-side sub-sector reform. Revenue generated from supply chain solutions includes financing and management services provided to downstream vendors. For the year ended December 31, 2024, revenue from the supply chain financing solutions was $5.7 million, a decrease of $0.4 million, or 7%, from $6.1 million for the year ended December 31, 2023. As China’s economy slowed in 2024, the Company experienced an increase in bad debts and delays in fund recovery. In response, the Company reduced the amounts of financings provided to customers in order to manage and mitigate its credit risk exposure.

The Company launched its supply chain trading business in July 2021, leveraging high-quality customer base and resources through its supply chain financing solutions. For the year ended December 31, 2024, revenue from the supply chain trading business was $250.2 million, a decrease of $28.5 million, or 10%, from $278.7 million for the year ended December 31, 2023. This decline was primarily attributable to the impact of economic slowdown in 2024 on supply chain trade revenues, especially bulk trading. Due to the high volatility of commodity market prices, the Company scaled down the volume of bulk trade transactions in order to minimize losses. Despite this, we believe that our strong customer base and resources position us well for future recovery and growth as market conditions improve.

Cost of Revenue

The following table presents a breakdown of our cost of revenue for fiscal years 2024 and 2023:

	Year ended December 31,				Changes	Changes
	2024	%	2023	%	($)	(%)
Cost of revenue for services:
SME financing solutions	$56,870,151	18%	$67,727,708	20%	(10,857,557)	(16)%
Supply chain financing solutions	1,949,245	1%	427,125	0%	1,522,120	356%
Total cost of revenue - service	58,819,396	19%	68,154,833	20%	(9,335,437)	(14)%
Cost of revenue – supply chain trading	249,887,524	81%	278,002,800	80%	(28,115,276)	(10)%
Business and sales related tax	600,605	0%	527,336	0%	73,269	14%
Total cost of revenue	$309,307,525	100%	$346,684,969	100%	(37,377,444)	(11)%

The following table presents a breakdown of our cost of revenue for fiscal years 2023 and 2022:

	Year ended December 31,				Changes	Changes
	2023	%	2022	%	($)	(%)
Cost of revenue for services:
SME financing solutions	$67,727,708	20%	$54,603,027	28%	13,124,681	24%
Supply chain financing solutions	427,125	0%	869,049	0%	(441,924)	(51)%
Total cost of revenue - service	68,154,833	20%	55,472,076	28%	12,682,757	23%
Cost of revenue – supply chain trading	278,002,800	80%	140,880,063	72%	137,122,737	97%
Business and sales related tax	527,336	0%	772,830	0%	(245,494)	(32)%
Total cost of revenue	$346,684,969	100%	$197,124,969	100%	149,560,000	76%

Costs of revenue from services primarily consist of cost of sales, direct operational costs, direct costs associated with personnel responsible for designing and managing the SME financing solutions, supply chain solutions and other business and sales related taxes.

For the year ended December 31, 2024, the cost of revenue was $309.3 million, reflecting a decrease of $37.4 million, or 11%, from $346.7 million for the year ended December 31, 2023.

For the year ended December 31, 2024, the cost of revenue related to SME financing services was $56.9 million, a decrease of $10.8 million, or 16%, from $67.7 million for the year ended December 31, 2023, primarily due to a decline in revenue from SME financing solutions.

For the year ended December 31, 2024, the cost of revenue related to supply chain financing solution services was $1.9 million, an increase of $1.5 million, or 356%, from $0.4 million for the year ended December 31, 2023. The increase in cost of revenue was primarily due to the Company’s expansion into gold-related supply chain financing services, which involves the procurement and processing of gold raw materials. Although the Company generates service fees from processing activities, the required holding of gold inventory exposes the Company to gold price fluctuations, impacting the cost of revenue.

The Company launched the supply chain trading business in July 2021, leveraging high-quality customer base and resources through its supply chain financing solutions business. For the year ended December 31, 2024, the cost of revenue associated with sales was $249.9 million, representing a decrease of $28.1 million, or 10%, from $278.0 million for the year ended December 31, 2023, primarily attributable to a reduction in supply chain trading volume.

Gross Profit

For the years ended December 31, 2024 and 2023, gross profit was $30.9 million and $39.9 million, respectively, representing a decrease of approximately $9.0 million or 23%. The decline was primarily driven by a reduction in gross profit of our SME financing services, which decreased by $6.6 million, from our supply chain financing solution services, which declined by $2.0 million and from our supply chain trading business by $0.4 million. The overall decline was primarily due to a decrease in revenue.

Operating Expenses

The following table presents a breakdown of operating expenses for fiscal years 2024 and 2023:

	Year ended December 31,				Changes	Changes
	2024	%	2023	%	($)	(%)
Selling expenses	$1,504,002	6%	$1,525,692	7%	$(21,690)	(1)%
General and administrative expenses	19,247,560	70%	10,859,011	51%	8,388,549	77%
Research and development expenses	1,414,437	5%	1,093,457	5%	320,980	29%
Goodwill Impairment Loss	128,577	1%	5,488,816	26%	(5,360,239)	(98)%
Bad debts expense	5,037,951	18%	2,215,016	11%	2,822,935	127%
Total operating expenses	$27,332,527	100%	$21,181,992	100%	$6,150,535	29%

The following table presents a breakdown of operating expenses for fiscal years 2023 and 2022:

	Year ended December 31,				Changes	Changes
	2023	%	2022	%	($)	(%)
Selling expenses	$1,525,692	7%	$1,977,617	11%	$(451,925)	(23)%
General and administrative expenses	10,859,011	51%	10,511,542	54%	347,469	3%
Research and development expenses	1,093,457	5%	1,563,718	8%	(470,261)	(30)%
Goodwill Impairment Loss	5,488,816	26%	777,329	4%	4,711,487	606%
Bad debts expense	2,215,016	11%	4,509,634	23%	(2,294,618)	(51)%
Total operating expenses	$21,181,992	100%	$19,339,840	100%	$1,842,152	10%

Operating expenses consist of advertising and marketing costs, administrative compensation, office rent and expenses, R&D expenses, professional fees, goodwill impairment loss, bad debt expenses and credit loss exposure of financial guarantees. Total operating expenses were $27.3 million for fiscal year 2024, an increase of $6.1 million, or 29%, from $21.2 million in the same period of the prior year.

For fiscal year 2024, the Company incurred selling expenses of approximately $1.5 million, unchanged compared to approximately $1.5 million for fiscal year 2023.

For fiscal year 2024, the Company incurred general and administrative expenses of approximately $19.2 million, as compared to approximately $10.9 million for fiscal year 2023, representing an increase of approximately $8.3 million or 77%. The increase in expenses was primarily due to a non-cash expense of $9.2 million related to the issuance of common shares during the year under the Company’s employee equity incentive plan to reward exceptional employees who had made significant contributions to the Company. This increase was partially offset by a decrease in other general and administrative expenses resulting from the Company’s continued efforts of cost control efforts.

For fiscal year 2024, our research and development (R&D) expenses were $1.4 million, as compared to approximately $1.1 million for fiscal year 2023, an increase of approximately $0.3 million, or 29%. The increase in expenses was largely driven by our ongoing investment in research and development initiatives designed to enhance the efficiency of our services to customers.

For fiscal year 2024, our goodwill impairment loss was $0.1 million, as compared to approximately $5.5 million for fiscal year 2023, a decrease of approximately $5.4 million, or 98%. The decrease was primarily due to an additional impairment related to Hengpu based on the goodwill impairment test, with no indication of impairment for Fintech and Nami.

For fiscal year 2024, our bad debt expenses was $5.0 million, compared to approximately $2.2 million for fiscal year 2023, representing an increase of approximately $2.8 million or 127%. The increase in expenses was primarily attributable to an increase in the provision for expected credit losses, as determined in accordance with the Company’s credit impairment loss model under applicable accounting standards. The increase was mainly related to certain long-outstanding advances for goods that had not been received as of December 31, 2024. These balances remain temporarily uncollected, and the Company continues to monitor and assess their recoverability in the ordinary course of business.

Other income, net

Other income, net, is used to record our non-operating income and expenses, interest income and expenses, investment income and other income and expenses.

For fiscal year 2024, the Company had other income, net, of $2.0 million, representing a decrease of $2.7 million or 58%, compared to $4.7 million for fiscal year 2023.

Income tax expense

For fiscal years 2024 and 2023, Fintech was recognized as a High-Technology (“High-Tech”) Company by the Chinese government and subject to a reduced income tax rate of 15%, a reduction from the normal unified rate of 25%. The High-Tech certificate is valid for three years starting from November 2023 and subject to renewal.   In accordance with the implementation rules of the Income Tax Law of the PRC, for the enterprises newly established in the Horgos Development Zone within the scope of “Catalogue of EIT Incentives for Industries Specially Encouraged for Development by Poverty Areas of Xinjiang”, the enterprise income from income tax shall be exempt for five years beginning from the first year in which the manufacturing or business operational revenue is earned. Khorgos is established in the Horgos Development Zone and its income is eligible to be exempt for five years starting from 2019. Due to the expiration of the 5-year tax exemption period as of June 2024, for the year ended December 31, 2024, Khorgos was entitled to a 40% reduction in corporate income tax in China’s national autonomous regions, subject to a reduced income tax rate of 15%. And Khorgos Fanning is established in the Horgos Development Zone and its income is eligible to be exempt for five years starting from 2024. For the year ended December 31, 2024, Jilin Lingang, Liaogang Yingkou, Nisun Shandong, Gansu Zhonghexi, NingChen, Shanghai Naqing, RZ Sailang, Fanshengke, Henan Trading, Fanningke, Fengtai, Fintech Ningbo, Nisun Nanjing, Fintech Shenzhen, Henan Fintech, Hebei Ruizu, Fanshengke Fujian and Keqiya are subject to a favorable income tax rate of 5% due to being small and micro taxpayers. The Company’s remaining subsidiaries, VIEs and VIEs’ subsidiaries from the financial services business are subject to corporate income tax at the PRC unified rate of 25%.

For fiscal year 2024, income tax expense was $4.5 million, as compared to $5.8 million of income tax expenses for fiscal year 2023. The decrease was primarily due to the reduction in income before taxes to approximately $5.6 million realized in fiscal year 2024 from approximately $23.5 million in fiscal year 2023.

The effective tax rate was 81.4% for fiscal year 2024, compared to 24.7% for fiscal year 2023.

Net income

For fiscal year 2024, the Company generated net income of $5.9 million, compared to net income of approximately $17.7 million for fiscal year 2023, driven by the factors described above.

Net income per share

For fiscal year 2024, the net income per share was $1.43 compared to $4.46 for fiscal year 2023, representing a decrease of approximately $3.03 per share.

Liquidity and Capital Resources

As of December 31, 2024, the Company had cash, cash equivalents and restricted cash of $45.0 million, compared to $114.7 million as of December 31, 2023. This decline was primarily attributable to the outflows of $75.7 million used in operating activities and $0.8 million used in financing activities, offset by $6.0 million generated from investing activities.

In evaluating our liquidity, the Company diligently monitors and analyzes our cash reserves alongside our operating and capital expenditure commitments. Our liquidity requirements are primarily directed at meet our working capital needs, covering operating expenses, and fulfilling capital expenditure obligations.

Given these considerations, management is confident that we possess sufficient funds to meet our working capital requirements for the twelve months following the date of this report.

The majority of our operations are situated in China, with all revenues, expenses, and cash transactions are denominated in Renminbi (RMB). Due to the exchange control regulation governing RMB in China and, as a result, we may face challenge in distributing dividends outside of China, as PRC regulations restrict the conversion of RMB into U.S. Dollars.

In accordance with applicable PRC regulations, foreign-invested enterprises in China may only distribute dividends from their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Furthermore, enterprises in China are required to allocate a minimum of 10% of its after-tax profit, based on PRC accounting standards, to a general reserve each year until the cumulative balance of such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. As of December 31, 2024 and 2023, the statutory reserve balance for the Company’s entities established in the PRC were $13,229,313 (RMB 81,696,532) and $11,564,250 (RMB 69,735,929), respectively. The board of directors of a foreign-invested enterprise possesses the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which are not be distributable to equity owners except in the event of liquidation. Under PRC law, RMB is currently convertible into U.S. Dollars under a company’s “current account,” which includes dividends, trade and service-related foreign exchange transactions, without prior approval from the State Administration of Foreign Exchange (SAFE). However, conversion from a company’s “capital account,” which includes foreign direct investments and loans, necessitates prior approval of the SAFE.

To date, we have not declared or paid any cash dividends to our shareholders. The Board of Directors may consider declaring dividends in the future, taking into account our operational performance, earnings, financial condition, cash requirements, and other relevant factors at that time. Any declaration and payment of dividends, as well as the specific amount, will be subject to our Memorandum and Articles of Association, as amended, and applicable PRC, BVI and U.S. securities laws and regulations.

The following table provides summary information about our net cash flows for financial statement periods presented in this report:

	For the Years Ended December 31,
	2024	2023	2022
Net cash provided by (used in) operating activities	$(75,687,925)	$35,499,780	$(28,952,923)
Net cash provided by investing activities	6,011,044	19,815,569	17,837,501
Net cash used in financing activities	(739,845)	(6,747,302)	(8,344,324)
Effect of exchange rate change in cash, cash equivalents and restricted cash	786,545	(1,234,680)	(4,848,722)
Net change in cash, cash equivalents and restricted cash	(69,630,181)	47,333,367	(24,308,468)

Operating Activities

Net cash used in operating activities for fiscal 2024 was approximately $75.7 million, which was primarily attributable to net income of approximately $5.9 million, which was adjusted for non-cash items of approximately $16.0 million, along with adjustments for changes in working capital that totaled approximately negative $97.6 million. The working capital adjustments included the following key factors: (i) a decrease in accounts receivable of $34.6 million due to delays in follow-up of accounts receivable collections during the year, (ii) an increase of $34.0 million in other receivables related to the supply chain solutions business, attributable to the recovery of a substantial amount of prior year receivables during the year, (iii) a decrease in accounts payable of $11.2 million due to the decrease in unliquidated accounts payable in the current year compared to the previous year, (iv) a decrease of $56.2 million in advances to suppliers, necessitated by a significant volume of bulk commodity transactions that require advance payments, and (v) a decrease of $35.2 million in advances from customers resulting from fewer prepayment contracts in the current year compared to the previous year.

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

Investing Activities

Net cash provided by investing activities was $6.0 million for fiscal year 2024, primarily attributable to $44.8 million received from sale of short-term investment and $2.5 million received from loans to third parties, offset by cash of $39.1 million used in the short-term investments, $1.5 million used in the loans to third parties.

Net cash provided by investing activities was $19.8 million for fiscal year 2023, primarily attributable to $104.4 million of investment in debt securities and structured deposits, offset by cash of $103.5 million received from the sale of short-term investments, $7.1 million received from the sale of long-term investments, and cash of $14.4 million received from investment in debt securities.

Financing activities

Net cash used in financing activities was $0.7 million for fiscal year 2024, primarily attributable to (i) $5.4 million of proceeds from short-term loans, (ii) $2.1 million repayment of short-term bank loans, (iii) $2.9 million of repayment of third party loans, and (iv) $1.1 million for the purchase of shares under our 2024 repurchase program.

Net cash used in financing activities was $6.7 million for fiscal year 2023, primarily attributable to (i) $2.0 million of proceeds from third-party loans, and (ii) $2.3 million repayment of third-party loans, (iii) $8.0 million of repayment of loans from related parties, and (iv) $1.6 million of Proceeds from short-term loans.

Material Cash Requirements

Aside from our ordinary cash requirements for our operations, our material cash requirements as of December 31, 2024 and for any subsequent interim period, primarily include our capital expenditures and operating lease obligations, as well as cash requirements for potential investments.

Our capital expenditures primarily consist of purchases of servers, computers, other office equipment and intangible assets. Our capital expenditures were $0.03 million in 2024, $0.5 million in 2023 and $0.7 million in 2022. We will continue to make capital expenditures to support the anticipated growth of our business.

Our operating lease obligations primarily represent the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancelable operating leases with various expiration dates. Our leasing expense was $1.2 million, $0.8 million and $0.8 million for the years ended December 31, 2024, 2023, and 2022, respectively. The majority of our operating lease commitments are related to our office lease agreements in China.

We intend to fund our existing and future material cash requirements through our current cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We do not have retained or contingent interests in assets transferred, nor have we entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. Additionally, we do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

Impact of Inflation

We do not believe the impact of inflation on our Company has been material. Almost all our operations are based in China, we have observed that the inflation rate has remained relatively stable in the past three years: 0.2% in 2024, 0.2% in 2023, and 2.0% in 2022.

Holding Company Structure

Nisun International is a holding company with no material operations of its own. We conduct our operations through our PRC subsidiaries and our VIEs in China. As a result, our ability to pay dividends depends significantly upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only from their accumulated after-tax profits, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC law, each of our PRC subsidiaries and our VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, after offsetting any previous years’ accumulated losses, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion. our VIEs may similarly allocate a portion of their after-tax profits to a discretionary surplus fund at its discretion. Both the statutory reserve funds and discretionary funds are not distributable as cash dividends. The remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. Furthermore, any dividends paid by the PRC entities outside of China are subject to a 10% withholding tax. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Research and Development

During fiscal year 2024, the Company spent $1.4 million in enhancing and developing the functionalities of our supply chain solutions and other financing service applications and platforms.

Impact of Foreign Currency Fluctuations

For the years ended December 31, 2024, the Company recorded a foreign currency translation loss of $1.8 million. If the RMB continues to depreciate, this could negatively affect the Company’s financial condition and operating results in the future.

We do not currently and have not engaged in any foreign currency hedge investments, borrowings, or other hedging instruments. Instead, we manage our exchange rate risks through productivity improvements and cost-containment measures.

Critical Accounting Estimates

The preparation of financial statements in accordance with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates include, but are not limited to, the allowance for credit losses, inventory and long-lived asset valuations, goodwill and other intangible asset valuations and impairment, equity-based compensation and income taxes. Actual amounts may differ from these estimated amounts.

Recently issued and adopted accounting pronouncements

Please refer to Note 2 for recent accounting pronouncements.

Safe Harbor

See “SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS.”

Item 6. Directors, Senior Management and Employees

A. Directors and Management

The following table provides information regarding our executive officers and directors:

Name	Age	Position(s)
Jinbao Li	44	Chairman of the Board
Xin Liu	36	Chief Executive Officer and Director
Changjuan Liang	41	Chief Financial Officer
Xiaoyun Huang	40	Director
Christian DeAngelis	55	Independent Director
Jing Li	44	Independent Director
Sheng Tang	47	Independent Director
Haiying Xiang	43	Independent Director

The business address of each of the directors and senior management is c/o Nisun International Enterprise Development Group Co., Ltd, Floor 20-21, No. 55 Loushanguan Road, Changning District, Shanghai, PRC 200050.

Xin Liu. Mr. Liu has served as a director since September 2020 and as the Chief Executive Officer since May 2024. Mr. Liu has been the Vice President of Luyao Shanghai, a consolidated VIE, since April 2016. In that role, he manages operational aspects of Luyao Shanghai’s business. From October 2014 to March 2016, he was the Head Manager of the administration and operations department of the Shandong branch of Huizhong Business Consulting (Beijing) Co. Mr. Liu had been the Head of the International Trade department of Qingdao Antaixin Group Co., Ltd. from September 2012 to October 2014. Mr. Liu received a bachelor’s degree in International Business in 2012 from Qingdao University of Technology. We have chosen Mr. Liu to serve as a director because of his management skills and cross-border trade and business experience.

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

.Xiaoyun Huang. Mr. Huang has served as a director since September 2020. Mr. Huang has served as the General Manager and a direct of Shenzhen Feima International Supply Chain Co., Ltd. since May 2024. As the General Manager, he is responsible for Shenzhen Feima’s corporate development, planning and overall management. Mr. Huang had served as the Chairman of the Board and Chief Executive Officer of the Company from September 2020 to May 2024. Before joining our Company, he had served as the President and Chief Executive Officer of Huizhong Business Consulting (Beijing) Co., Ltd. From June 2018 to September 2020. In those roles, he oversaw and is responsible for all aspects of the Company’s business operations, planning and development. from June 2017 to May 2018, he served as the General Manager and Chairman of the board of directors of Beijing Hengtai Puhui Information Service Co., Ltd., a consolidated VIE the Company acquired in 2019. Mr. Huang also served as the President and Chief Executive Officer of Hangzhou Rongdu Technology Co., Ltd. from 2015 to May 2017. Mr. Huang received a bachelor’s degree in Computer Science and Technology in 2007 from Shanghai University of Electric Power. We have chosen Mr. Huang to serve as a director because of his experience and management positions with the companies he had previously served and his expertise in the financial technology industry.

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

Sheng Tang. Dr. Tang has served as an independent director since September 2020. Dr. Tang has served as the Director of the Dean’s Office at Shanghai Advanced Institute of Finance since February 2009. In that role, Dr. Tang is responsible for the operations of Dean’s Office and administration of the Board Council. From January 2008 to January 2009, Dr. Tang was the General Manager of the electric power business unit of Shanghai Huahong Group Co., Ltd. and managed the overall operations of the business unit. From April 2003 to December 2007, Dr. Tang was a marketing director of Shanghai Huahong Group Co., Ltd. promoting the sale of semiconductor products for the Company. Dr. Tang received a bachelor’s degree in Civil Engineering in 2000 and a master’s degree in Computer Science in 2003 from Zhejiang University. Dr. Tang received a doctorate degree in Business Administration in 2011 from Shanghai Jiaotong University. We have chosen Dr. Tang to serve as a director because of his expertise in the financial technology industry and management experience.

Haiying Xiang. Ms. Xiang has served as an independent director since September 2016. Ms. Xiang has served as the Secretary of Directing Board at China City em Angola since May 2019 where she manages its real estate development. Prior to that role, she was a Commercial Officer at China Tiesiju Civil Engineering Group Co., Ltd Angolan Branch and responsible for contract management, commercial information management and marketing management. Previously she was a Senior Internal Controller with Siemens Limited China where she worked since 2012. She works in the Controlling Department of Industry Sector and is tasked with Sarbanes-Oxley compliance and support, coordination of compliance with global risk management and internal control programs for eighteen operating companies and analysis and optimization of business processes. She has been a Supervisor of Shanghai Bobo Biological Technology Co., Ltd. since 2011. Previously she was an Internal Controller at Siemens Mechanical Drive (Tianjin) Co., Ltd. from 2008 through 2011, where she focused on compliance, internal controls and risk control. Before that, Ms. Xiang was a member of the Trading Department of Qingdao Far East Gem and Jewelry Co., Ltd. from 2006 through 2007. Ms. Xiang obtained her certified Internal Auditor qualification in 2012. She received her bachelor’s degree in Economics from Nankai University in 2004. She also received her master’s degree in Economics from Nankai University in 2006. We have chosen Ms. Xiang as a director because of her experience with financial matters and experience with public company compliance matters. We appointed Ms. Xiang as our audit committee financial expert.

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

The directors are divided into three classes, as nearly equal in number as the then total number of directors permits. Class III directors shall face re-election at our annual general meeting of shareholders in 2025 and every three years thereafter. Class I directors shall face re-election at our annual general meeting of shareholders in 2026 and every three years thereafter. Class II directors shall face re-election at our annual general meeting of shareholders in 2027 and every three years thereafter.

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

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted toward a quorum upon a motion in respect of any contract or arrangement which he shall make with our Company, or in which he is so interested and may vote on such motion.

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

Board Committees

We have established three standing committees under the board: the audit committee, the compensation committee and the nominating committee. The audit committee is responsible for overseeing the accounting and financial reporting processes of our Company and audits of the financial statements of our Company, including the appointment, compensation and oversight of the work of our independent auditors. The compensation committee reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The nominating committee is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

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

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or intend to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

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

Limitation of Director and Officer Liability

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. British Virgin Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as providing indemnification against civil fraud or the consequences of committing a crime.

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

B. Compensation

Director Compensation

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected or until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the board of directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive compensation in cash or stock, or both, for serving as directors and may receive option grants from the Company. We also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. Non-employee directors are entitled to receive reimbursement for their actual travel expenses for each board of directors meeting attended. In addition, from time to time, we may grant our directors incentive grants of stock, options or other securities convertible into or exchangeable for, our securities.

Haiying Xiang is entitled to receive $10,000 per year for serving as a director and may receive stock or option grants from our Company. Jing Li is entitled to receive $1,800 per year for serving as a director and may receive stock or option grants from our Company. Christian DeAngelis is entitled to receive $30,000 in cash and 1,500 common shares per year. Sheng Tang is entitled to receive RMB10,000 (approximately $1,406) in cash per month (payable semi-annually in two equal payments) and 3,000 common shares per year.

During the years ended December 31, 2024 and 2023, no employee members of our board of directors received compensation in their capacity as directors.

During the year ended December 31, 2024, we paid an annual director fee of $10,000 to Haiying Xiang, $30,000 to Christian DeAngelis, RMB120,000 (approximately $16,869) to Sheng Tang, and $1,800 to Jing Li. Christian DeAngelis and Sheng Tang were entitled to receive 1,500 and 3,000 common shares, respectively, in November 2024 for their full year services as our directors. These shares were issued in 2024.

During the year ended December 31, 2023, we paid an annual director fee of $10,000 to Haiying Xiang and $30,000 to Christian DeAngelis. Christian DeAngelis and Sheng Tang were entitled to receive 1,500 and 3,000 common shares, respectively, in September 2023 for their third full year services as our directors. These shares were issued in 2023.

Executive Compensation

We have a compensation committee that approves our salary and benefit policies. Our compensation committee determines the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers’ to our success. Each of the named officers will be measured by a series of performance criteria established by the board of directors, or by the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. The board of directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The board of directors oversees executive compensation plans, policies and programs.

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the year ended December 31, 2024 and 2023.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Xin Liu(1)	2024	83,383	-	2,734,200	-	2,817,583
Chief Executive Officer	2023	89,166	-	-	-	89,166

Jinbao Li(2)	2024	83,383	-	1,822,800	-	1,906,183
CEO of Luyao Shanghai	2023	84,735	-	-	-	84,735

Xiaoyun Huang(3)	2024	52,148	-	-	-	52,148
Former Chief Executive Officer	2023	120,000	-	-	-	120,000

Changjuan Liang	2024	72,087	-	-	-	72,087
Chief Financial Officer	2023	72,087	-	-	-	72,087

(1)	Xin Liu was appointed as our Chief Executive Officer, effective May 22, 2024. The salary Mr. Liu received in 2024 and 2023 was compensation for his service as an executive officer of Luyao Shanghai. Mr. Liu was also granted 210,000 restricted shares on September 12, 2024 under our 2022 Equity Incentive Plan.

(2)	The salary Jinbao Li received in 2024 and 2023 was compensation for his service as an executive officer of Luyao Shanghai. Mr. Li was also granted 140,000 restricted shares on September 12, 2024 under our 2022 Equity Incentive Plan.

(3)	Xiaoyun Huang resigned as the Chief Executive Officer, effective May 22, 2024.

Equity-Based Compensation

In addition to base salary, we also offer certain equity-based compensation to employees, officers, directors and consultants. Our existing stock-based compensation plan, the 2022 Equity Incentive Plan, was approved by our board of directors on November 9, 2022 (the “2019 Plan”). This plan has served as a primary vehicle by which we offer long-term incentives and rewards to our executive officers and key employees. We regard equity-based compensation as a key retention tool. Retention serves as an important factor in our determination of the type of award to grant and the number of underlying shares that are granted in connection with that award.

On September 12, 2024, our compensation committee and board of directors approved the grant of stock awards of an aggregate of 700,000 Class A common shares to six officers and employees. Awards granted under the plan were valued at the market price on the date granted and recognized at issuance or over the vesting period, if any, and have been recorded in General and administrative expenses.

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

Employment Agreements

Our employment agreements with our officers generally provide for employment for a specific term with annual salaries, health insurance, pension insurance, and paid vacation and family leave time. The agreement may be terminated by either party as permitted by law. In the event of a breach or termination of the agreement by our company, we may be obligated to pay the employee up to twice the ordinary statutory rate. In the event of a breach or termination causing loss to our company by the employee, the employee may be required to indemnify us against loss.

Xin Liu

We entered into an employment agreement with our Chief Executive Officer, Mr. Xin Liu, effective May 22, 2024, that provides an annual gross base salary of RMB600,000 (approximately $83,383). Pursuant to the agreement, either party may terminate the agreement at any time, with or without cause, upon thirty days’ prior notice to the other party.

Xiaoyun Huang

We had previously entered into an employment agreement with our former Chief Executive Officer, Mr. Xiaoyun Huang, effective as of September 4, 2020 that provided an annual gross base salary of $120,000 per year. Mr. Huang’s employment agreement terminated upon his resignation from the Chief Executive Officer position.

Changjuan Liang

We entered into an employment agreement with our Chief Financial Officer, Ms. Changjuan Liang, effective as of August 8, 2019 and running through July 31, 2022. Our current employment agreement with Ms. Liang, effective May 1, 2022 through April 30, 2025, provides a monthly salary of RMB28,392 and a quarterly bonus of RMB36,504 for the total annual compensation of RMB486,720 (approximately $72,087). Pursuant to the employment agreement, either party may terminate the agreement at any time, with or without cause, upon thirty days’ prior notice to the other party. We renewed the employment agreement with Ms. Liang, effective May 1, 2025, with terms substantially similar to the employment agreement for the current term.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information with respect to beneficial ownership of our common shares as of April 28, 2025 by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding common shares;

●	Each of our directors, director nominees and named executive officers; and

●	All directors and named executive officers as a group.

The number and percentage of Common Shares beneficially owned are based on 4,798,358 Common Shares issued and outstanding as of April 28, 2025. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or greater of our Common Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Common Shares beneficially owned by a person listed below and the percentage ownership of such person, Common Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of April 28, 2025 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Common Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD, Floor 20-21, No. 55 Loushanguan Road, Changning District, Shanghai, People’s Republic of China PRC 200050. As of April 28, 2025, we had 119 shareholders of record.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)	Percentage Ownership
Directors and Named Executive Officers:
Jinbao Li, Chairman of the Board(2)	296,272	6.17%
Xin Liu, Chief Executive Officer and Director(3)	210,000	4.38%
Changjuan Liang, Chief Financial Officer(4)	6,700	*
Xiaoyun Huang, Director(5)	28,817	*
Christian DeAngelis, Director(6)	4,650	*
Sheng Tang, Director(7)	9,300	*
Haiying Xiang, Director	-	-
Jing Li, Director	-	-
All directors and executive officers as a group (8 persons)	555,739	11.58%

5% Beneficial Owners:
NiSun International Enterprise Management Group Co., Ltd(8)	777,840	16.21%
Jinbao Li(2)	296,272	6.17%

*	Less than 1% of our outstanding shares.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Common Shares (given retroactive effect of the reverse stock split effected on May 18, 2023). All shares represent only Common Shares held by shareholders as no options are issued or outstanding.

(2)	Consists of: (i) 140,000 Common Shares granted in September 2024 pursuant to the Company’s 2022 Equity Incentive Plan and (ii) 156,272 Common Shares held by Nami Holding (BVI) Co., Ltd, which is controlled by Mr. Jinbao Li, who may be deemed to have the voting and dispositive power of such shares.

(3)	Consists of 210,000 Common Shares granted on September 12, 2024 pursuant to the Company’s 2022 Equity Incentive Plan.

(4)	6,700 Common Shares were part of the 10,000 shares granted to Ms. Liang on April 6, 2020 pursuant to the Company’s 2019 One Million Share Incentive Plan.

(5)	Hong Kong D&L Technology Co., Limited, a Hong Kong company, owning 28,817 Common Shares of the Company, is controlled by Mr. Xiaoyun Huang, who may be deemed to have the voting and dispositive power of such shares.

(6)	Consists of 150 Common Shares issued in September 2021 as part of the compensation for Mr. DeAngelis’s first full year services as our director and an aggregate of 4,500 Common Shares issued for his services as our director from September 2021 to September 2024.

(7)	Consists of 300 Common Shares issued in September 2021 as part of the compensation for Mr. Tang’s first full year services as our director and an aggregate of 9,000 Common Shares issued for his services as our director from September 2021 to September 2024.

(8)	NiSun International Enterprise Management Group Co., Ltd., a Cayman Islands company, holding 777,840 Class A Common Shares of the Company, is solely owned indirectly by Mr. Bodang Liu, who may be deemed to have the voting and dispositive power of such shares. Mr. Liu is not related to any officers or directors of the Company.

Related party transactions

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions since January 1, 2022, in which we have been a participant, where the amount involved in the transaction is considered material and in which any of the following was a party: (a) enterprises that directly or indirectly through one or more intermediaries, control, are controlled by, or are under common control with our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

There were no other related party transactions for the years ended December 31, 2024, 2023 and 2022, except for the transactions mentioned below.

The table below sets forth the major related parties of our Company and their relationships with our Company:

Entity or individual name	Relationship with the Company
NiSun Agricultural Group Co., Ltd. (“Nisun Agricultural”)	An affiliated entity controlled by the ultimate controlling shareholder of the Company
Nisun International Enterprise Management Group Co., Ltd (“Nisun Cayman”)	A shareholder who owns 19.42% equity interest of the Company
Mr. Bodang Liu	An affiliate and the largest shareholder of the Company
Mr. Jian Lin	The shareholder of Wenzhou Jinda

(a)	We entered into the following related party transactions:

From July 12, 2019 to June 20, 2022, the Company rented an office from Nisun Agricultural and incurred $70,044 in rent expense for the years ended December 31, 2022.

Starting from July 1, 2022, the Company rented an office out to Nisun Agricultural and earned $229,494 and $233,215 in rental income for the year ended December 31, 2024 and 2023, respectively.

(b)	We had the following significant related party balances:

As of December 31, 2023, the Company had fully repaid the amount owed to Nisun Cayman.

As of December 31, 2022, the Company had a balance due to related party of $8,028,965 owed to Nisun Cayman. The Company had fully repaid the amount owed to Nisun Cayman during the year ended December 31, 2023. During the year ended December 31, 2020, Nisun Cayman advanced $10,528,965 (RMB 69,883,631) as a loan to the Company. The Company repaid Nisun Cayman $2.5 million during the year ended December 31, 2021. The loan was due on demand and non-interest bearing.

As of December 31, 2024, the Company prepaid $1,665 for purchases from Nisun Agricultural. As of December 31, 2023, the Company prepaid $1,574 for purchases from Nisun Agricultural.

As of December 31, 2021, the Company had a balance due from related party of $10,662 from Nisun Agricultural. The balance was non-interest bearing and was repaid during the year ended December 31, 2022.

As of December 31, 2024, 2023 and 2022, the Company had a balance due to related party of $267,149, $274,652 and $282,724, respectively, owed to Mr. Jian Lin, the shareholder of Wenzhou Jinda. The Company owns a 23.08% equity interest in Wenzhou Jinda. The balance is non-interest bearing and due on demand.

Future Related Party Transactions

The Audit Committee of our board of directors (which consists solely of independent directors) approves all related party transactions.

C.	Interests of experts and counsel

Not applicable for annual reports on Form 20-F.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

Please refer to Item 18.

Legal and Administrative Proceedings

Fintech Zibo was previously a party to one lawsuit pending at a district court in China. In March 2023, Fintech Zibo filed a lawsuit against Linyi Jinlong Cold Storage Factory (“Linyi Jinlong”), one of its suppliers, in connection with its purchases of frozen pork cuts from Linyi Jinlong in the amount of approximately $1.1 million (RMB7.71 million), which had previously been paid by Fintech Zibo under the purchase agreement. Fintech Zibo sought a refund or return of the goods on the ground that the quality of the goods it had received failed to meet the required standard as provided in the purchase agreement. The trial court issued an order freezing the assets of defendant and its guarantor in May 2023. Fintech Zibo was sold by Fintech on October 31, 2024, and as a result, all of Fintech Zibo’s assets and liabilities were transferred to the buyer.

Except for the above dismissed proceeding, we are not aware of any other material legal or administrative proceedings brought against us during the three-year period covered by this annual report and through the date that this report was issued. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Dividend Policy

We have never declared or paid any cash dividends on our common shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial condition, future prospects and other factors the board of directors may deem relevant.

Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment such that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital.

If we determine to pay dividends on any of our common shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries. Current PRC regulations permit our PRC subsidiaries to pay dividends to NiSun HK (or NiSun BVI) only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Our subsidiaries in China are required to set aside statutory reserves and have done so.

In addition, pursuant to the EIT Law and its implementation rules, dividends generated after January 1, 2008, and distributed to us by our PRC subsidiaries are subject to withholding tax at a rate of 10% unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

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

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, may be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans, or where foreign currency is to be remitted into China under the capital account, such as a capital increase or foreign currency loans to our PRC subsidiaries.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amended and simplified the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration, and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

According to the Circular of the State Administration of Foreign Exchange on Reforming the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, issued by the SAFE on Mach 30, 2015 and last amended and implemented on March 23, 2023, foreign-invested enterprises are permitted to make equity investments by using RMB funds converted from foreign exchange capital. Under the SAFE Circular 19, the foreign exchange capital in the capital account of foreign-invested enterprises, upon confirmation by a branch office of SAFE of a FIE’s rights and interests in monetary contributions (or by the banks processing book-entry registration of monetary contributions), can be settled at the banks based on the actual operation needs of the enterprises. The proportion of discretionary settlement of foreign exchange capital of foreign-invested enterprises is currently 100%. SAFE can adjust such proportion in due time based on the circumstances of the international balance of payments. In addition, SAFE Circular 19 and the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, issued by the SAFE on June 9, 2016, last amended and implemented on December 4, 2023, provide that foreign-invested enterprises shall not use RMB funds converted from its foreign exchange capital for expenditures beyond its business scope or prohibited by national laws and regulations, securities investment or other investment and wealth management other than banks’ principal guaranteed products, granting loans to non-affiliated enterprises, save as the cases expressly permitted in the business scope or constructing or purchasing non-self-use real estate (excluding real estate enterprises).

We typically do not need to use our offshore foreign currency to fund our PRC operations. In the event we need to do so, we will apply to obtain the relevant approvals of SAFE and other PRC government authorities as necessary.

SAFE Circular 37

In July 2014, the State Administration of Foreign Exchange, or SAFE, promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC individual corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendments to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions.

Regulation of Dividend Distribution

The principal laws, rules and regulations governing dividend distribution by foreign-invested enterprises in the PRC are the Company Law of the PRC. Under these laws, rules and regulations, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. Both PRC domestic companies and wholly-foreign owned PRC enterprises are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of such reserves reaches 50% of their registered capital. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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

Generally

Nisun International and Nisun BVI are tax-exempt companies incorporated in the British Virgin Islands. Nami Cayman is a tax-exempt company incorporated in the Cayman Islands. Nisun HK and Nami Hong Kong are subject to Hong Kong profits tax rate. The rest of the Company’s subsidiaries, VIEs and subsidiaries of VIEs in China are governed by PRC laws.

Our company pays PRC enterprise income taxes and value added taxes in China for revenues from our subsidiaries, VIEs and VIEs’ subsidiaries.

People’s Republic of China Enterprise Taxation

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. The EIT Law, effective as of January 1, 2008, provides that enterprises pay a unified income tax rate of 25% and that unified tax deduction standards are applied equally to both domestic-invested enterprises and foreign-invested enterprises.

Fintech was recognized as a High-Technology (“High-Tech”) Company by the Chinese government and subject to a reduced income tax rate of 15%, a reduction from the normal unified rate of 25%. The High-Tech certificate is valid for three years starting from November 2023 and subject to renewal. In accordance with the implementation rules of the Income Tax Law of the PRC, for enterprises newly established in the Horgos Development Zone within the scope of “Catalogue of EIT Incentives for Industries Specially Encouraged for Development by Poverty Areas of Xinjiang”, enterprise income tax is exempt for five years beginning from the first year in which manufacturing or business operational revenue is earned. Khorgos was established in the Horgos Development Zone and its income is eligible for exemption for five years starting from 2019. Due to the expiration of the 5-year tax exemption period as of June 2024, for the year ended December 31, 2024, Khorgos was entitled to a 40% reduction in corporate income tax in China’s national autonomous regions, subject to a reduced income tax rate of 15%. In addition, Khorgos Fanning was established in the Horgos Development Zone and its income is eligible to be exempt for five years starting from 2024. For the year ended December 31, 2024, Jilin Lingang, Liaogang Yingkou, Nisun Shandong, Gansu Zhonghexi, NingChen, Shanghai Naqing, RZ Sailang, Fanshengke, Henan Trading, Fanningke, Fengtai, Fintech Ningbo, Nisun Nanjing, Fintech Shenzhen, Henan Fintech, Hebei Ruizu, Fanshengke Fujian and Keqiya were subject to a favorable income tax rate of 5% due to being classified as small and micro taxpayers. The remaining subsidiaries, VIEs and VIE subsidiaries from the financial services business were subject to corporate income tax at the PRC unified rate of 25%.

Under the EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and is generally subject to enterprise income tax at the rate of 25% on its global income. If the PRC tax authorities subsequently determine that we, NiSun BVI, NiSun HK, Nami Cayman, Nami HK, or any future non-PRC subsidiary should be classified as a PRC resident enterprise, then such entity’s global income would be subject to PRC income tax at a rate of 25%. In addition, under the EIT Law, payments from our subsidiaries and VIEs in PRC to us may be subject to a withholding tax. The EIT Law currently provides for a withholding tax rate of 20%. If NiSun HK or Nami HK is deemed to be a non-resident enterprise, then it would be subject to a withholding tax at the rate of 10% on any dividends paid by its Chinese subsidiaries to such entity. In practice, the tax authorities typically impose the rate of 10% , as prescribed in the implementation regulations; however, there can be no guarantee that this practice will continue as more guidance is provided by relevant government authorities. We are actively monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

According to the Sino-U.S. Tax Treaty, which became effective on January 1, 1987, and is intended to avoid double taxation, income earned in one country should generally be taxed by that country and exempted from taxation by the other. However, dividends generated in China and distributed to foreigner recipients are subject to a 10% withholding tax.

Our Company will have to withhold that tax when we are distributing dividends to our foreign investors. If we do not fulfill this duty, we may be subject to a fine up to five times of the amount of the unpaid tax, or other administrative penalties from the government. The worst case could be a criminal charge of tax evasion against responsible persons. The criminal penalty for this offense depends on the tax amount evaded, and the maximum penalty is 3-7 years imprisonment plus a fine.

PRC Value Added Tax

Pursuant to the Provisional Regulation of China on Value Added Tax and its implementing rules issued in November 2017, all entities and individuals that engage in sales of goods, provision of services, or importation of goods into China are generally subject to a VAT at a rate ranging from 6% to 17% of the gross sales proceeds received, less any VAT already paid or borne by the taxpayer on the goods or services purchased and used in the production of goods or provisions of services that have generated the gross sales proceeds.

On December 25, 2024, the SCNPC promulgated the VAT Law of the PRC, which will take effect on January 1, 2026, and will replace the Provisional Regulations on Value-added Tax of the PRC.

British Virgin Islands Taxation

Under the BVI Business Companies Act as currently in effect, a holder of common shares who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the common shares and all holders of common shares are not liable to the British Virgin Islands for income tax on gains realized during that year on the sale or disposition of such shares. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Business Companies Act.

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated or re-registered under the BVI Business Companies Act. In addition, shares of such companies are not subject to transfer taxes, stamp duties or similar charges.

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

Tax Treaties

As mentioned above, according to the Sino-U.S. Tax Treaty, which became effective on January 1, 1987, and is intended to avoid double taxation, income that is incurred in one country should be taxed by that country and exempted from the other. However, for dividends generated in China and distributed to foreign recipients, a withholding tax at a rate of 10% applies.

Taxation of Dividends and Other Distributions on our Common Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the common shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

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

Taxation of Dispositions of Common Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the common shares. The gain or loss will generally be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A common shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U. S. source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

A non-U.S. corporation is considered a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either:

●	at least 75% of its gross income is passive income, defined as income from interest, dividends, rents, royalties, gains on property producing foreign personal holding company income, and certain other income that does not involve the active conduct of a trade or business; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Based on the market price of our common shares, the value of our assets and the composition of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2024, 2023 and 2022. However, given the factual nature of the analyses and the lack of guidance, no assurance can be given. We do not expect to be a PFIC for our taxable year ending December 31, 2025. However, because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year, our actual PFIC status will not be determinable until the close of the taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our common shares, our PFIC status will depend in large part on the market price of our common shares. Accordingly, fluctuations in the market price of our common shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our initial public offering. If we are a PFIC for any year during which you hold common shares, we will continue to be treated as a PFIC for all succeeding years during which you hold common shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the common shares.

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the common shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of your taxable year over your adjusted basis in such common shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. Your basis in the common shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “Taxation of Dividends and Other Distributions on our Common shares” generally would not apply.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of financial risks, including market risk (including currency risk, price risk and cash flow and fair value interest rate risk), credit risk and liquidity risk. Our overall risk management program focuses on the preservation of capital and the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance and position.

Foreign Exchange Risk

While our reporting currency is the U.S. Dollar, all of our consolidated sales and consolidated costs and expenses are denominated in RMB. All of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our sales and results of operations may be affected by fluctuations in the exchange rate between the U.S. Dollar and the RMB. If the RMB depreciates against the U.S. Dollar, the value of our RMB sales, earnings and assets as expressed in our U.S. Dollar financial statements will decline.

Assets and liabilities are translated at exchange rates as of the balance sheet dates, revenue and expenses are translated at average exchange rates, and stockholders’ equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of stockholders’ equity. We have not entered into any hedging transactions to reduce our exposure to foreign exchange risk.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, the RMB has not been pegged to the U.S. dollar. Although the PBOC regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar or the Euro in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market. The RMB depreciated approximately 1.5% in 2024.

Interest Rate Risk

Our interest rate risk arises from short and long-term borrowings. As of December 31, 2024 and 2023, we had no borrowings with variable rates and we were not exposed to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk.

As of December 31, 2024 and 2023, we had no long-term interest-bearing assets or long-term interest-bearing liabilities.

Credit Risk

Our cash is invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, and accounts receivable. As of December 31, 2024 and 2023, $43,379,429 and $106,846,231 of our cash Deposit Insurance Regulationand cash equivalents and restricted cash were on deposit at financial institutions in the PRC, which management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. The Deposit Insurance Regulation is not expected to provide complete protection for the Company’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Company believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in China and the Company believes that those Chinese banks that hold the Company’s cash and cash equivalents, restricted cash and short-term investments are financially sound based on publicly available information.

The Company has identified the relevant risk characteristics of its customers and the related receivables, and other receivables which include type of products the Company provides, nature of the customers or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the historical credit loss experience, current economic conditions, reasonable and supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Company’s receivables. Additionally, external data and macroeconomic factors are also considered.

Inflation

Inflationary factors such as increases in the cost of our products and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material effect on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross profit and selling, general and administrative expenses as a percentage of net sales if the selling prices of our products do not increase with these increased costs.

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

Use of Proceeds

Not applicable, as we disclosed application of all the offering proceeds in our Annual Report on Form 20-F, File 001-37829, filed with the SEC on May 15, 2019.

Item 15. Controls and Procedures

(a)	Disclosure Controls and Procedures.

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) that are designed to ensure that information required to be disclosed in our reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow for timely decisions regarding disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As of December 31, 2024, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2024, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024. In making its assessment, management used the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of December 31, 2024, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

●	The Company does not have adequate internal accounting personnel with sufficient knowledge of U.S. GAAP and SEC reporting standards, which could lead to material misstatements being undetected in a timely manner.

●	The Company did not file its annual report on Form 20-F for the year ended December 31, 2023 (the “2023 Form 20-F”) by the prescribed deadline because the Company was unable to finalize its financial statements for the year ended December 31, 2023 required to be included in the 2023 Form 20-F by the its filing deadline.

Management’s Planned Remediation Activities

During fiscal year 2024, we undertook efforts to remediate previously disclosed material weaknesses and strengthen our internal controls. Management, under the supervision and direction of our CEO and CFO, continue to take steps to remediate the material weaknesses described above. The Company has set up a financial reporting team and recruited financial reporting staff who have experience with U.S. GAAP and SEC reporting knowledge to prepare and review the financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements. Management’s internal control remediation efforts are underway, and management plans to implement several measures, including, among others:

To enhance the financial reporting competencies:

●	Establish a formal and regular training program for accounting personnel to equip them with sufficient knowledge and practical experience in preparing financial statements under U.S. GAAP and SEC reporting requirements, including mandatory requirements for accounting staff to attend U.S. GAAP course programs offered by third-party organizations or accounting firms on a periodic basis; and

●	Enhance communications between accounting personnel and financial reporting team, including mandatory requirement for financial reporting team to review the accounting team’s work and work papers on a periodic basis.

However, we cannot assure you that all these measures will be sufficient to remediate our material weaknesses in time, or at all. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we continue to be unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common shares may decline.”

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

Other than as described above, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Enrome LLP was appointed by the Company to serve as its independent registered public accounting firm for the 2023 fiscal year on June 1, 2024. Prior to the appointment of Enrome LLP, Yu Certified Public Accountant PC (“Yu CPA PC”) had served as the Company’s independent registered public accounting firm since November 1, 2023 until its dismissal by the Company on June 1, 2024. Audit services provided by Enrome LLP and Yu CPA PC for the 2024 and 2023 fiscal years included the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

Enrome LLP’s fees for the annual audit of our financial statements and review of the financial statements for fiscal 2024 were $470,000.

Enrome LLP’s fees for the annual audit of our financial statements for fiscal 2023 were $330,000. Yu CPA PC’s fees for the annual audit of our financial statements and review of the financial statements for fiscal 2023 were $480,000.

Audit-Related Fees

The Company paid Wei, Wei & Co., LLP $22,000 for audit-related services in fiscal 2024.

The Company has not paid for audit-related services in fiscal 2023.

Tax Fees

The Company has not paid for tax services in fiscal 2024 or 2023.

All Other Fees

The Company has not paid for any other services in fiscal 2024 or 2023.

Audit Committee Pre-Approval Policies

Before Enrome LLP and Yu CPA PC were engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Enrome LLP and Yu CPA PC have been so approved.

Percentage of Hours

All hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2024 and 2023 were attributed to work performed by Enrome LLP’s and Yu CPA PC’s full-time permanent employees.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services Performed by the Independent Registered Public Accounting Firm

Pursuant to applicable law, and as set forth in the terms of its charter, the Audit Committee is responsible for overseeing the work of our Company’s independent registered public accounting firm. Any audit or non-audit services proposed to be performed are considered by and, if deemed appropriate, approved by the Audit Committee in advance of the performance of such services. All of the fees earned by Enrome LLP and Yu CPA PC described above were attributable to services pre-approved by the Audit Committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On September 30, 2024, our board of directors authorized a share repurchase program of up to $15 million of our issued and outstanding Class A common shares over a twelve-month period from October 9, 2024, subject to relevant rules under the Securities Exchange Act of 1934, as amended. The repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

Under the share repurchase program, we repurchased 121,340 common shares at an aggregate cost of approximately $1.06 million in 2024. The table below provides information on our repurchases of Class A common shares pursuant to the share repurchase program during the year ended December 31, 2024.

Period	Total Number of Common Shares Purchased	Average Price Paid Per Share ($)	Total Number of Common Shares Purchased as Part of the Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program ($, in thousands)
October 1, 2024 – October 31, 2024	39,112	$14.15	39,112	$14,446
December 1, 2024 – December 31, 2024	82,228	$6.11	82,228	$13,944
Total	121,340	8.70	121,340	13,944

Item 16F. Change in Registrant’s Certifying Accountant

On November 1, 2023, the Company’s Audit Committee and board of directors approved and ratified the appointment of Yu Certified Public Accountant PC (“Yu CPA PC”) as the Company’s independent registered public accounting firm for the year ended December 31, 2023, and the dismissal of the Company’s previous independent auditors, Wei, Wei & Co., LLP (“Wei & Wei”), on October 12, 2023. During the two fiscal years ended December 31, 2022 and 2021 and through the dismissal of Wei & Wei on October 12, 2023, there were no disagreements between the Company and Wei & Wei on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Wei & Wei, would have caused it to make reference to the subject matter of the disagreements in connection with its report on the Company’s consolidated financial statements for such periods. In addition, Wei & Wei’s reports on the financial statements as of and for the years ended December 31, 2022 and 2021 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. During the fiscal years ended December 31, 2022 and 2021, and through the dismissal of Wei & Wei on October 12, 2023, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

During the fiscal years ended December 31, 2022 and 2021, and any subsequent interim period prior to engaging Yu CPA PC, neither the Company nor anyone on its behalf consulted Yu CPA PC regarding either (i) the application of accounting principles to any proposed or completed transaction, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Yu CPA PC concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) or a reportable event.

On June 1, 2024, the Audit Committee approved the appointment of Enrome LLP as the Company’s independent registered public accounting firm and the dismissal of the Company’s previous independent auditors, Yu CPA PC, on the same date. Prior to the dismissal, Yu CPA PC had not issued an audit report with respect to the Company’s financial statements for the year ended December 31, 2023. During the Company’s most recent fiscal year ended December 31, 2023 through the dismissal of Yu CPA PC, there was no adverse opinion, disclaimer, qualification or modification as described in Item 16F(a)(1)(ii) of Form 20-F. During the year ended December 31, 2023, and through the dismissal of Yu CPA PC on June 1, 2024, there were no disagreements with Yu CPA PC on any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure as described in Item 16F(a)(1)(iv) of Form 20-F, and there were no reportable events as defined in Item 16F(a)(1)(v) of Form 20-F, except as described as follows: Yu CPA PC has advised the Company that Yu CPA PC believes the Company’s financial statements for each of the two years ended December 31, 2022 may contain material restatements in the financial statements for each of the two years ended December 31, 2022.

During the two most recent fiscal years ended December 31, 2023 and 2022 and any subsequent interim period prior to engaging Enrome LLP, neither the Company nor anyone on its behalf consulted Enrome LLP regarding either (i) the application of accounting principles to any proposed or completed transaction, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Enrome LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) or a reportable event.

Item 16G. Corporate Governance

We are incorporated in the British Virgin Islands, and our corporate governance practices are governed by applicable British Virgin Islands law. In addition, because our Class A common shares are listed on The Nasdaq Capital Market, we are subject to Nasdaq’s corporate governance requirements.

Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the NASDAQ Capital Market. NASDAQ Listing Rule 5635 (“NASDAQ Rule 5635”) generally provides that shareholder approval is required of U.S. domestic companies listed on the NASDAQ Capital Market prior to an issuance (or potential issuance) of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees, or consultants; (iii) a change of control; and (iv) certain transactions other than a public offering involving issuances equaling 20% or more of the Company’s common shares or voting power for less than the greater of market or book value. Notwithstanding this general requirement, NASDAQ Listing Rule 5615(a)(3)(A) permits foreign private issuers like the Company to follow their home country practice rather than this shareholder approval requirement. The corporate governance practice in our home country, the British Virgin Islands, does not require obtaining such shareholder approval prior to entering into a transaction with the potential to issue securities as described in NASDAQ Rule 5635 above. The Company has adopted and opted to follow British Virgin Islands practices in lieu of the requirements of NASDAQ Rule 5635 in connection with an issuance of securities.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16j. Insider Trading Policies

We have adopted our insider trading policy to provide guidance on the purchases, sales and other dispositions of our securities by our directors, officers, employees and other covered persons in compliance with insider trading laws, rules and regulations and the listing standards of Nasdaq. The insider trading policy is filed as Exhibit 11.2 to this annual report on Form 20-F.

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

We have developed a comprehensive cybersecurity threat defense system to address both internal and external cyber threats. This system spans multiple security domains, including network, host and application layers. It integrates a range of security capabilities, such as threat defense, continuous monitoring, in-depth analysis, rapid response, as well as strategic deception and countermeasures. Our approach to managing cybersecurity risks and safeguarding sensitive data is multi-faceted, involving technological safeguards, procedural protocols, a rigorous program of surveillance on our corporate network, continuous testing of aspects of our security posture internally and with third-party business partners and third-party service providers, such as third-party online payment system providers, a solid incident response framework and regular cybersecurity training sessions for our employees. Our cybersecurity officer is actively engaged in continuous monitoring of our applications, systems and infrastructure to ensure prompt identification and response to potential cybersecurity issues, including emerging cybersecurity threats.

We have not engaged any third parties in connection with the processes for assessing, identifying, and managing material risks from cybersecurity threats. As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition. We have implemented a set of procedures to ensure effective management of the cybersecurity risks associated with the use of third-party service providers. These procedures include, but are not limited to, controlled user access in accordance with our enterprise-wide policy to restrict access to and use of malicious websites and programs. Cybersecurity awareness training is provided for all employees.

Governance

Our Company’s board of directors has oversight responsibility for the Company’s overall risk management, including cybersecurity risks, and has not delegated oversight authority for cybersecurity risks to any committee. Our management, led by our Chief Executive Officer and Chief Financial Officer, is responsible for assessing, identifying and managing material cybersecurity risks and threats to our Company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incidents if any. Our cybersecurity officer, as the management representative, reports to the board of directors on a quarterly basis with respect to the status and updates of any material cybersecurity incidents or risks our Company may face and disclosure issues, if any, and on disclosure concerning cybersecurity matters in our annual report on Form 20-F.

In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, we face potential cybersecurity threats that, if realized, would materially affect us. These threats include but are not limited to ransomware and malware attacks, compromised business email and other social engineering threats. Our service providers, suppliers and business partners also face similar cybersecurity risks, which could have an adverse impact on our business. Additional information on cybersecurity risks we face is discussed in Part I, Item 1A, “Risk Factors - While we are not aware of any data breach in the past, future cyberattacks, computer viruses or any failure to adequately maintain security and prevent unauthorized access to our information technology system or data could result in a disruption of our business operations and materially adversely affect our reputation, financial condition and operating results.”

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F filed with the SEC on August 8, 2023)

2.1	Registrant’s Form of Class A common share Certificate (incorporated by reference to Exhibit 2.1 to Form 6-K filed with the SEC on November 16, 2020)

2.2*	Description of Securities Registered under Section 12 of the Exchange Act

4.1*	English Translation of Office Lease dated July 1, 2022 between Fanlunke Supply Chain Management (Shanghai) Co., Ltd. and NiSun Agricultural Group Co., Ltd.

4.2(1)	Trademarks, Technologies & Management and Consulting Services Agreement dated May 17, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Fintech (Shanghai) Digital Technology Co., Ltd., Shanghai Ningsheng Enterprise Management Group Co., Ltd. and Peng Jiang

4.3(1)	Equity Interest Pledge Agreement dated May 17, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Fintech (Shanghai) Digital Technology Co., Ltd., Shanghai Ningsheng Enterprise Management Group Co., Ltd. and Peng Jiang

4.4(1)	Equity Interest Holders’ Voting Rights Proxy Agreement dated May 17, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Shanghai Ningsheng Enterprise Management Group Co., Ltd. and Peng Jiang

4.5(1)	Exclusive Right and Option to Purchase Agreement dated May 17, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Fintech (Shanghai) Digital Technology Co., Ltd., Shanghai Ningsheng Enterprise Management Group Co., Ltd. and Peng Jiang

4.6	Employment Contract between Fintech (Shanghai) Digital Technology Co., Ltd. and Changjuan Liang (incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20-F filed with the SEC on August 8, 2023)

4.7	2022 Equity Incentive Plan (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F filed with the SEC on August 8, 2023)

4.8(1)	Trademarks, Technologies & Management and Consulting Services Agreement dated December 31, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Beijing Hengtai Puhui Information Service Co. Ltd and Guoya Asset Management (Shenzhen) Co. Ltd.

4.9(1)	Equity Interest Pledge Agreement dated Equity Interest Pledge Agreement dated December 31, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Beijing Hengtai Puhui Information Service Co. Ltd and Guoya Asset Management (Shenzhen) Co. Ltd.

4.10(1)	Equity Interest Holders’ Voting Rights Proxy Agreement dated December 31, 2019 between NingChen (Shanghai) Enterprise Management Group Co., Ltd. and Guoya Asset Management (Shenzhen) Co. Ltd.

4.11(1)	Exclusive Right and Option to Purchase Agreement dated December 31, 2019 among NingChen (Shanghai) Enterprise Management Group Co., Ltd., Beijing Hengtai Puhui Information Service Co. Ltd and Guoya Asset Management (Shenzhen) Co. Ltd.

4.12(1)	First Amendment to Share Exchange Agreement dated April 8, 2020 among Hebron Technology Co., Ltd., Beijing Hengtai Puhui Information Service Co. Ltd, Guoya Asset Management Co. Ltd. (BVI) and HongKong D&L Technology Co., Limited

4.13	Employment Agreement, dated May 22, 2024, between the Company and Xin Liu (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K filed with the SEC on June 7, 2024)

4.14*	Employment Agreement, dated April 1, 2025, between Fintech (Shanghai) Digital Technology Co., Ltd. and Changjuan Liang

4.15*	English Translation of Share Transfer Agreement by and between Kaifeng Runhao Trading Co., Ltd. and Fanlunke Supply Chain Management (Shanghai) Co., Ltd.

4.16*	English Translation of Share Transfer Agreement by and between Kaifeng Runhao Trading Co., Ltd. and Fintech (Shanghai) Digital Technology Co., Ltd.

8.1*	List of Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 to Form 20-F filed with the SEC on April 11, 2017)

11.2*	Insider Trading Policy

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of Enrome LLP

15.2*	Consent of Wei, Wei & Co., LLP

16.1	Letter from Wei, Wei & Co., LLP dated November 7, 2023 (incorporated by reference to Exhibit 99.1 to our Current Report on Form 6-K filed with the SEC on November 7, 2023)

16.2	Letter from Yu Certified Public Accountant PC dated June 3, 2024 (incorporated by reference to Exhibit 99.1 to our Current Report on Form 6-K filed on June 4, 2024)

97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to our Annual Report on Form 20-F filed with the SEC on July 12, 2024)

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

(1)	Incorporated by reference to Exhibits to Form 20-F filed with the SEC on April 24, 2020

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD

	By:	/s/ Xin Liu
		Name:	Xin Liu
		Title:	Chief Executive Officer

Date: April 29, 2025

Nisun International Enterprise Development Group Co., Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Nisun International Enterprise Development Group Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nisun International Enterprise Development Group Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity and cash flows for each of the years ended December 31, 2024 and 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

Our audits included performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provided a reasonable basis for our opinion.

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

Goodwill Valuation

Goodwill consists of the excess of the purchase price over the fair value of tangible and identifiable intangible assets acquired, net of liabilities assumed, in a business acquisition. As of December 31, 2024, goodwill was approximately $17.05 million or approximately 6.3% of the Company’s total assets. Goodwill is subject to, at a minimum, an annual impairment test, and if it is determined to be impaired, is to be written down to its estimated fair value.

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

April 29, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Nisun International Enterprise Development Group Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nisun International Enterprise Development Group Co., Ltd. (the “Company”) as of December 31, 2022, and the related consolidated statements of operations and comprehensive income (loss) income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

Flushing, New York
August 8, 2023
PCAOB ID: 2388

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN US DOLLARS)

	December 31, 2024	December 31, 2023

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$45,021,759	$114,454,844
Restricted cash	-	197,096
Short-term investments	6,882,714	12,788,629
Accounts receivable, net	54,444,438	21,120,795
Derivative asset	1,996,340	-
Advance to suppliers, net	92,304,699	38,602,304
Receivables from supply chain solutions	23,978,130	59,167,029
Inventories	806,821	30,953,583
Due from related party	1,665	-
Prepaid expenses and other current assets	25,892,681	16,018,778
TOTAL CURRENT ASSETS	251,329,247	293,303,058

NON-CURRENT ASSETS:
Property and equipment, net	358,038	881,276
Intangible assets, net	205,032	882,828
Right-of-use assets, net	1,608,591	2,384,590
Equity investments	457,417	368,528
Goodwill	17,050,800	17,659,983
Deferred tax assets, net	412,161	418,571
TOTAL NON-CURRENT ASSETS	20,092,039	22,595,776
TOTAL ASSETS	$271,421,286	$315,898,834

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$34,630,781	$45,463,753
Short-term bank loans	5,274,478	1,971,859
Accrued expenses and other current liabilities	2,930,782	7,245,358
Operating lease liabilities - current	948,561	861,087
Payables to supply chain solutions	4,229,793	12,947,708
Advances from customers	7,528,352	38,153,915
Taxes payable	3,642,427	4,145,920
Liabilities of financial guarantee	21,725	22,335
Due to related parties - current	267,149	274,652
TOTAL CURRENT LIABILITIES	59,474,048	111,086,587

NON-CURRENT LIABILITIES
Operating lease liabilities – non-current	818,128	1,643,076
Deferred tax liabilities	-	114,650
TOTAL NON-CURRENT LIABILITIES	818,128	1,757,726
TOTAL LIABILITIES	60,292,176	112,844,313

SHAREHOLDERS’ EQUITY*:
Class A common stock, $0.01 par value, 30,000,000 and 30,000,000 shares authorized, 4,725,096 and 4,017,596 shares issued, and 4,538,358 and 3,952,198 shares outstanding as of December 31, 2024 and 2023, respectively	47,251	40,176
Class B common stock, $0.01 par value, 1,000,000 shares authorized, no shares issued and outstanding as of December 31, 2024 and 2023	-	-
Treasury shares	(1,253,012)	(261,592)
Additional paid-in capital	139,712,207	130,535,082
Retained earnings	72,517,990	68,395,637
Statutory reserves	13,229,313	11,564,250
Accumulated other comprehensive loss	(17,491,069)	(11,474,682)
COMMON SHAREHOLDERS’ EQUITY	206,762,680	198,798,871
Non-controlling interests	4,366,430	4,255,650
TOTAL SHAREHOLDERS’ EQUITY	211,129,110	203,054,521
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$271,421,286	$315,898,834

*	The financial statements give retroactive effect to the May 18, 2023 one-for-ten reverse share split.

The accompanying notes are an integral part of these consolidated financial statements.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(EXPRESSED IN US DOLLARS)

	For the Year Ended December 31,
	2024	2023	2022

REVENUES:
Revenue generated from services:
Small and Medium Enterprise financing solutions	$84,320,613	$101,823,899	$87,269,959
Supply Chain financing solutions	5,712,543	6,153,645	3,542,592
Total revenue generated from services	90,033,156	107,977,544	90,812,551
Revenue generated from sales:
Supply chain trading business	250,186,390	278,693,355	143,361,714
Total revenues	340,219,546	386,670,899	234,174,265

COST OF REVENUE:
Cost of revenue - services	(58,819,396)	(68,154,833)	(55,472,076)
Cost of revenue - sales	(249,887,524)	(278,002,800)	(140,880,063)
Business and sales related taxes	(600,605)	(527,336)	(772,830)
Total cost of revenue	(309,307,525)	(346,684,969)	(197,124,969)
GROSS PROFIT	30,912,021	39,985,930	37,049,296

OPERATING EXPENSES:
Selling expenses	(1,504,002)	(1,525,692)	(1,977,617)
General and administrative expenses	(19,247,560)	(10,859,011)	(10,511,542)
Research and development expenses	(1,414,437)	(1,093,457)	(1,563,718)
Bad debt expense	(5,037,951)	(2,215,016)	(4,509,634)
Goodwill Impairment Loss	(128,577)	(5,488,816)	(777,329)
Total operating expenses	(27,332,527)	(21,181,992)	(19,339,840)
INCOME FROM OPERATIONS	3,579,494	18,803,938	17,709,456

OTHER INCOME:
Interest and investment income	1,662,646	2,557,588	2,790,768
Other income , net	320,955	2,159,301	2,021,688
Total other income, net	1,983,601	4,716,889	4,812,456

INCOME BEFORE PROVISION FOR INCOME TAXES	5,563,095	23,520,827	22,521,912

PROVISION FOR INCOME TAXES	(4,527,081)	(5,817,147)	(4,741,854)

NET INCOME FROM CONTINUING OPERATIONS	1,036,014	17,703,680	17,780,058

DISCONTINUED OPERATIONS:
GAIN FROM DISCONTINUED OPERATIONS	4,863,777	-	-
NET (LOSS) FROM DISPOSAL OF SUBSIDIARIES IN DISCONTINUED OPERATIONS, NET OF TAX	4,863,777	-	-
NET INCOME	5,899,791	17,703,680	17,780,058
Net income attributable to non-controlling interests	(112,375)	(125,942)	(159,246)
NET INCOME - Nisun International’s shareholders	$5,787,416	$17,577,738	$17,620,812

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation loss	(6,017,982)	(4,536,797)	(12,576,380)
COMPREHENSIVE (LOSS) INCOME	(230,566)	13,040,941	5,044,432
Comprehensive loss attributable to non-controlling interests	1,595	65	6,231
COMPREHENSIVE (LOSS) INCOME	$(228,971)	$13,041,006	$5,050,663

BASIC AND DILUTED EARNINGS PER COMMON SHARE:
NET EARNINGS PER COMMON SHARE	$1.43	$4.46	$4.42

Weighted average number of shares outstanding-basic and diluted*	4,053,108	3,943,793	3,986,359

*	The financial statements give retroactive effect to the May 18, 2023 one-for-ten reverse share split.

The accompanying notes are an integral part of these consolidated financial statements.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(EXPRESSED IN US DOLLARS)

	Class A Common Stock*		Class B Common Stock		Additional paid-in	Unearned	Retained	Statutory	Accumulated Other Comprehensive	Non- controlling	Treasury shares		Total Shareholders’
	Shares	Amount	Shares	Amount	capital	Compensation	Earnings	reserves	Income (Loss)	Interests	Shares	Amount	Equity
Balance as of January 1, 2022	3,981,263	39,813	-	-	130,318,637	(125,630)	37,819,226	6,942,111	5,632,199	3,974,932	-	-	184,601,288
Amortization of share-based compensation	-	-	-	-	-	125,630	-	-	-	-	-	-	125,630
Capital contribution from non-controlling interest	-	-	-	-	-	-	-	-	-	37,116	-	-	37,116
Net income	-	-	-	-	-		17,620,812	-	-	159,246	-	-	17,780,058
Statutory reserves	-	-	-	-	-	-	(2,225,734)	2,225,734	-	-	-	-	-
Treasury shares	-	-	-	-	-	-	-	-	-	-	(62,188)	(355,844)	(355,844)
Shares issued for service	25,000	250	-	-	184,750	-	-	-	-	-	-	-	185,000
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(12,570,149)	(6,231)	-	-	(12,576,380)
Balance as of December 31, 2022	4,006,263	$40,063	-	$-	$130,503,387	$-	$53,214,304	$9,167,845	$(6,937,950)	$4,165,063	(62,188)	$(355,844)	$189,796,868
Issuance of common shares for board service	12,000	120	-	-	31,695	-	-	-	-	-	-	-	31,815
Capital contribution from non-controlling interest	-	-	-	-	-	-	-	-	-	(35,290)	-	-	(35,290)
Net income	-	-	-	-	-	-	17,577,738	-	-	125,942	-	-	17,703,680
Statutory reserves							(2,396,405)	2,396,405	-	-			-
Treasury shares	-	-	-	-	-	-	-	-	-	-	(3,210)	94,252	94,252
Cancellation of shares due to share split	(667)	(7)	-	-	-	-	-	-	-	-	-	-	(7)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(4,536,732)	(65)	-	-	(4,536,797)
Balance as of December 31, 2023	4,017,596	$40,176	-	$-	$130,535,082	-	$68,395,637	$11,564,250	$(11,474,682)	$4,255,650	(65,398)	(261,592)	203,054,521
Issuance of common shares for board service	4,500	45	-	-	43,155	-	-	-	-	-	-	-	43,200
Shares issued for services	3,000	30	-	-	26,970	-	-	-	-	-	-	-	27,000
Net income	-	-	-	-	-	-	5,787,416	-	-	112,375	-	-	5,899,791
Statutory reserves	-	-	-	--	-	-	(1,665,063)	1,665,063	-	-	-	-	-
Treasury shares	-	-	-		-	-	-	-	-	-	(121,340)	(991,420)	(991,420)
Shares issued for shares-based compensation	700,000	7,000	-	-	9,107,000	-	-	-	-	-	-	-	9,114,000
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(6,016,387)	(1,595)	-	-	(6,017,982)
Balance as of December 31, 2024	4,725,096	47,251	-	-	139,712,207	-	72,517,990	13,229,313	(17,491,069)	4,366,430	(186,738)	(1,253,012)	211,129,110

*	The financial statements give retroactive effect to the May 18, 2023 one-for-ten reverse share split.

The accompanying notes are an integral part of these consolidated financial statements.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 and 2022

(EXPRESSED IN US DOLLARS)

	2024	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,899,791	$17,703,680	$17,780,058
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,719,709	2,238,222	2,113,732
Stock-based compensation	-	-	125,630
Shares issued for compensation	9,184,200	31,808	185,000
Bad debt expense	5,037,951	2,215,016	4,509,634
Impairment of goodwill	128,577	5,488,816	777,329
Loss on disposition of property and equipment	217,351	-	1,385
Income from investments	(36,604)	(365,359)	(541,578)
Deferred tax (benefit) expense	(118,220)	(710,672)	271,907
Derivative asset	(182,232)	-	-
Repurchase Treasury shares	64,080	-	-
Changes in operating assets and liabilities:
Accounts receivable	(34,574,649)	(3,086,600)	(2,075,274)
Advance to suppliers, net	(56,157,685)	7,282,068	(39,859,386)
Prepaid expenses and other current assets	(8,653,076)	(5,511,142)	(4,734,501)
Receivables from supply chain solutions	33,997,219	(18,651,357)	11,372,841
Inventories	29,767,783	(246,818)	(25,530,993)
Accounts payable	(11,218,937)	5,722,300	7,693,011
Advance from customers	(35,241,476)	16,986,750	19,085,377
Taxes payable	(395,174)	1,478,316	(5,574,048)
Other payables	(5,604,548)	3,232,387	-
Payable to supply chain solutions	(9,165,567)	4,096,141	(15,198,883)
Operating lease liabilities	(730,895)	(834,381)	(855,242)
Accrued expenses and other current liabilities	374,477	(1,569,395)	1,501,078
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(75,687,925)	35,499,780	(28,952,923)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(26,677)	(503,957)	(652,585)
Purchase of intangible assets	(4,326)	(44,029)	(74,710)
Cash paid in connection with acquisition, net of cash received	-	-	(530,322)
Proceeds from sale of short-term investments	44,830,237	103,458,984	78,595,280
Proceeds from sale of Derivative asset	487,609	-	-
Proceeds from sale of Long-term investment	-	7,061,233	-
Proceeds from investment in debt securities	-	14,366,013	-
Proceeds from disposal of property and equipment	159,086	-	-
Purchase of short-term investments	(39,050,962)	(104,365,028)	(51,567,746)
Purchase of Derivative asset	(1,735,531)	-	-
Purchase of Long-term investments	-	-	(7,430,511)
Purchase of equity investees	(125,074)	-	-
Sale of a business, net of cash and cash equivalents sold	434,174	71,514	-
Repayments from loans to third parties	2,516,772	-	-
Loans to third parties	(1,474,264)	(229,161)	(501,905)
NET CASH PROVIDED BY INVESTING ACTIVITIES	6,011,044	19,815,569	17,837,501

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	5,350,399	1,553,471	445,831
Proceeds from third-party loans	-	1,977,145	36,770,626
Repayment of short-term bank loans	(2,116,345)	(29,961)	(1,239,983)
Repayment of third-party loans	(2,918,399)	(2,277,954)	(41,491,973)
Proceeds from related parties	-	-	(10,097)
Repayment of loan from related parties	-	(8,028,965)	(2,500,000)
Purchase of treasury shares	(1,055,500)	94,252	(355,844)
Capital contribution from non-controlling interest	-	(35,290)	37,116
NET CASH USED IN FINANCING ACTIVITIES	(739,845)	(6,747,302)	(8,344,324)

EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH EQUIVALENTS	786,545	(1,234,680)	(4,848,722)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(69,630,181)	47,333,367	(24,308,468)

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH FROM CONTINUING OPERATIONS-BEGINNING	114,651,940	67,318,573	91,627,041

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH FROM CONTINUING OPERATIONS-ENDING	$45,021,759	$114,651,940	$67,318,573

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income taxes	$5,673,350	$4,530,963	$10,385,495
Cash paid for interest	$170,745	$29,961	$496,932

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Repayment payable for business disposition	-	279,037	-
Receivable from disposal of subsidiary	$-	$-	$289,973
Lease liabilities arising from obtaining right-of-use assets	402,209	295,220	4,070,163
Issuance of shares for share-based compensation	$700,000	$-	$-

CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS ARE COMPRISED OF THE FOLLOWING:
Cash and cash equivalents	$45,021,759	$114,454,844	$63,901,329
Restricted cash	-	197,096	3,417,244
Total cash, cash equivalents and restricted cash	$45,021,759	$114,651,940	$67,318,573

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

The Company began to conduct its financial services business in 2019 through the Company’s subsidiaries and VIEs, Fintech (Shanghai) Digital Technology Co., Ltd. (“Fintech”), Beijing Hengtai Puhui Information services Co., Ltd. (“Hengpu”), Shanghai Luyao Financial Consulting Co., Ltd (“Nami Shanghai”) and their subsidiaries. The Company provides a set of technology-driven customized financing solutions to small-and mid-size enterprises (“SME’s”) through Hengpu, Fintech, Nami and their subsidiaries. Hengpu and Fintech provide comprehensive financing solutions for SMEs, while Nami facilitates the matching of investors and SMEs. The Company commenced a technology-driven integrated supply chain solution through Fintech and its subsidiaries in January 2020 by involving the sales transactions. The Company commenced a technology-driven integrated supply chain solution through Fintech and its subsidiaries in January 2020 by involving the sales transactions. The Company launched supply chain trading business in July 2021 after generating high-quality customer and resources through its supply chain solution business.

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

With the COVID-19 resurgence gradually under control and the Zero-COVID policy being modified by the Chinese government, most of the travel restrictions and quarantine requirements were lifted in December 2022. Following this change, the Company continued to expand its sales networks to meet the increasing demands from customers. In light of the uncertainties in the global market and economic conditions attributable to the COVID-19 pandemic, the Company will continue to evaluate the nature and extent of the impact of the COVID-19 pandemic to its financial condition and liquidity.

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (CONTINUED)

As of December 31, 2024, the Company’s subsidiaries and consolidated VIEs are as follows:

	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest
Subsidiaries
NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd. (“NiSun BVI”)	July 12, 2019	BVI	100%
NiSun International Enterprise Management Group (Hong Kong) Co., Limited (“NiSun HK”)	July 12, 2019	Hong Kong	100%
Nisun (Shandong) Industrial Development Co., Ltd (“Nisun Shandong” or “WFOE”)	December 15, 2020	PRC	100%
NingChen (Shanghai) Enterprise Management Co., Ltd.(“NingChen”)	July 12, 2019	PRC	100%
Shandong Taiding International Investment Co., Ltd. (“Taiding”)	November 12, 2019	PRC	80%
Nami Holding (Cayman) Co., Ltd (“Nami Cayman”)	April 09, 2019	Cayman Islands	100%
Nami Holding (Hong Kong) Co., Limited (“Nami HK”)	May 02, 2019	Hong Kong	100%
Shanghai Naqing Enterprise Management Co., Ltd (“Naqing” or “WFOE”)	April 10, 2019	PRC	100%
NiSun Ocean (Qingdao) Supply Chain Investment Co., Ltd.(“Nisun Ocean”)	July 30, 2021	PRC	100%
Zhumadian NiSun Supply Chain Management Co., Ltd.(“Nisun ZMD”)	December 29, 2021	PRC	100%
Nisun (Beijing) Supply Chain Management Co., Ltd.(“Nisun Beijing”)	November 07, 2022	PRC	100%
NiSun Haiyuan (Qingdao) Supply Chain Co., Ltd.(“Nisun Haiyuan”)********	June 08, 2022	PRC	51%
Qingdao Sailang International Trade Co., Ltd.(“Sailang”)	July 31, 2022	PRC	100%
Rizhao Sailang Mining Co., Ltd.(“RZ Sailang”)	July 31, 2022	PRC	100%
NiSun Supply Chain Management (Mishan) Co., Ltd.(“Nisun MS”) ***********	March 14, 2022	PRC	100%
Gansu Zhonghexi Trading Co., Ltd.(“Gansu Zhonghexi”)	July 31, 2022	PRC	65%
Shanghai Keqiya International Trade Co., Ltd.(“Keqiya”)	June 07, 2023	PRC	100%
Fanningke Digital Technology (Shanghai) Co., Ltd.(“Fanningke”)	July 20, 2023	PRC	100%
Fanshengke Supply Chain (Shanghai) Co., Ltd.(“Fanshengke”)	July 28, 2023	PRC	100%
Fintech (Henan) Trading Co., Ltd.(“Henan Trading”)	April 03, 2023	PRC	100%
Fanshengke Supply Chain (Fujian) Co., Ltd. (“Fanshengke Fujian”)	March 19, 2024	PRC	100%
Khorgos Fanning Network Technology Co., Ltd. (“Khorgos Fanning”)	July 12, 2024	PRC	100%
Shanghai Ningzhuan Trading Partnership Enterprise (“Ningzhuan”)	December 4, 2024	PRC	95%
Hebei Ruizu Trading Co., Ltd. (“Hebei Ruizu”)	December 11, 2024	PRC	99%

VIEs
Fintech (Shanghai) Digital Technology Co., Ltd. (“Fintech Shanghai”)	July 12, 2019	PRC	100%
Beijing Hengtai Puhui Information Services Co., Ltd (“Hengpu”)	December 31, 2019	PRC	100%
Shanghai Luyao Financial Consulting Co., Ltd. (“Luyao Shanghai”)*********	June 04, 2015	PRC	100%

Subsidiaries of the VIEs
Khorgos Fintech Network Technology Co., Ltd. (“Khorgos”)	July 12, 2019	PRC	100%
Jilin Province Lingang Supply Chain Management Co., Ltd (“Lingang”)	November 27, 2019	PRC	100%
NiSun Family Office (Guangzhou) Co., Ltd. (“Guangzhou”)**	October 29, 2019	PRC	100%

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (CONTINUED)

	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest
Hangzhou Fengtai Supply Chain Management Co., Ltd. (“Fengtai”)	December 31, 2019	PRC	100%
Dunhua Midtown Asset Management Registration Center Co., Ltd. (“Midtown”)*	December 31, 2019	PRC	100%
Nanjing Nisun Gold Co., Ltd. (“Nisun Gold”)	December 10, 2020	PRC	100%
Fintech (Jiangsu) Supply Chain Management Co., Ltd. (“Fintech Jiangsu”) **********	November 06, 2020	PRC	100%
Fintech (Shandong) Supply Chain Management Co., Ltd. (“Fintech Shandong”)	November 04, 2020	PRC	100%
Fanlunke Supply Chain Management (Shanghai) Co., Ltd. (“Fanlunke Shanghai”)	December 29, 2020	PRC	100%
Shanxi Fintech Supply Chain Management Co., Ltd (“Fintech Shanxi”)***	December 30, 2020	PRC	100%
Jilin Province Lingang Hengda Supply Chain Management Co., Ltd. (“Lingang Hengda”) ************	August 18, 2020	PRC	100%
Fintech Supply Chain Management (Ningbo) Co., Ltd. (“Fintech Ningbo”)	January 25, 2021	PRC	100%
Inner Mongolia Fintech Supply Chain Management Co., Ltd. (“Fintech Mongolia”)****	January 15, 2021	PRC	70%
Jiangxi Fintech Supply Chain Management Co., Ltd. (“Fintech Jiangxi”)*****	May 10, 2021	PRC	100%
Fintech Supply Chain Management (Shanxi) Co., Ltd. (“Fintech SX”)******	May 6, 2021	PRC	100%
Liaogang NiSun (Yingkou) Supply Chain Management Co., Ltd.(“Liaogang Yingkou”)	September 03, 2018	PRC	51%
Liaogang NiSun (Shanghai) Supply Chain Management Co., Ltd.(“Liaogang SH”)*******	September 30, 2021	PRC	51%
Fintech Supply Chain Management (Shenzhen) Co., Ltd.(“Fintech Shenzhen”)	November 21,2022	PRC	100%
Henan NiSun Huaixiang Food Co., Ltd (“Nisun Huaixiang”)*****	December 29,2022	PRC	100%
Henan Fintech Digital Technology Co., Ltd. (“Henan Fintech”)	June 27, 2024	PRC	100%
Fanlun Ke Trading (Nanjing) Co., Ltd. (“Fanlunke Nanjing”)	December 12, 2024	PRC	100%

*	The entity was deregistered on February 19, 2021. Since the entity did not have significant operations, the deregistration did not have a material impact to the Company’s consolidated financial statements for the years ended December 31, 2021.

**	The entity was deregistered on June 04, 2021. Since the entity did not have significant operations, the deregistration did not have a material impact to the Company’s consolidated financial statements for the years ended December 31, 2021.

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (CONTINUED)

***	The entity was deregistered on February 06, 2023. Since the entity did not have significant operations, the deregistration did not have a material impact to the Company’s consolidated financial statements for the years ended December 31, 2023, 2022 and 2021.

****	The entity was deregistered on November 04, 2022. Since the entity did not have significant operations, the deregistration did not have a material impact to the Company’s consolidated financial statements for the years ended December 31, 2023, 2022 and 2021.

*****	The entity was deregistered on May 12, 2023. Since the entity did not have significant operations, the deregistration did not have a material impact to the Company’s consolidated financial statements for the years ended December 31, 2023, 2022 and 2021.

******	The entity was deregistered on July 18, 2023. Since the entity did not have significant operations, the deregistration did not have a material impact to the Company’s consolidated financial statements for the years ended December 31, 2023, 2022 and 2021.

*******	The entity was deregistered on October 17, 2023. Since the entity did not have significant operations, the deregistration did not have a material impact to the Company’s consolidated financial statements for the years ended December 31, 2023, 2022 and 2021.

********	The entity was deregistered on December 21, 2023. Since the entity did not have significant operations, the deregistration did not have a material impact to the Company’s consolidated financial statements for the years ended December 31, 2023, 2022 and 2021.

*********	The entity changed its company name from Shanghai Nami Financial Consulting Co., Ltd. to Shanghai Luyao Financial Consulting Co., Ltd. (“Luyao Shanghai”) on September 23, 2022.

**********	The entity was deregistered on February 7, 2024. Since the entity did not have significant operations, the deregistration did not have a material impact to the Company’s consolidated financial statements for the years ended December 31, 2024, 2023 and 2022.

***********	The entity was deregistered on March 29, 2024. Since the entity did not have significant operations, the deregistration did not have a material impact to the Company’s consolidated financial statements for the years ended December 31, 2024, 2023 and 2022.

************	The entity was deregistered on August 26, 2024. Since the entity did not have significant operations, the deregistration did not have a material impact to the Company’s consolidated financial statements for the years ended December 31, 2024, 2023 and 2022.

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

All transactions and balances among the Company, its subsidiaries, the VIEs and their subsidiaries of the VIEs have been eliminated upon consolidation.

VIE companies

1) VIEs’ Contractual Agreements

The following is a summary of the VIE agreements:

Management and Consulting Service Agreements

Under the Management and Consulting Services Agreements, the Company has the exclusive right to provide management and consulting and other services to the VIEs for a consulting service fee from the VIEs and agree to authorize the VIEs to use the trademarks, technologies and related intellectual property rights held by the Company. The VIEs agree to pay the Company or the designated agent of the Company for the management and consulting services in the amount equivalent to all the VIE’s net profits after tax. The agreement shall be effective as of the date of agreement and shall remain effective until the date when the Company terminates such agreements and Fintech, Hengpu or Nami Shanghai cease to exist.

Equity Interest Pledge Agreements

Pursuant to the Equity Interest Pledge Agreements, each Shareholder of the VIEs agreed to pledge his equity interest in the VIEs to the Company to secure the performance of the VIEs’ obligations under the Management and Consulting Services Agreements and any such agreements to be entered into in the future. Each shareholder of the VIEs agrees not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on their equity interests in the VIEs without the prior written consent of the Company. The Pledges became effective on such date when the pledge of the Equity Interest contemplated herein were registered with the relevant Administration for Industry and Commerce (the “AIC”) and remain effective until all contract obligations have been fully performed and all secured indebtedness has been fully paid. The Pledges were registered with the competent branch of the State Administration for Industry and Commerce.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Voting Rights Proxy Agreement.

Under the Voting Rights Proxy Agreement, each shareholder of the VIEs irrevocably authorizes the Company to exercise rights and powers as the shareholders of the VIEs, including but not limited to, convening and attending shareholders’ meetings, voting on all matters of the VIEs requiring shareholder approval and appointing directors and senior management members. The Voting Rights Proxy Agreements will remain in force unless otherwise terminated in writing by the Company or with the written consent of all parties.

Exclusive Call Option Agreement.

Under the Exclusive Call Option Agreement, the VIEs and their shareholders have irrevocably granted the Company an exclusive option to purchase or authorize their designated persons to purchase all or part of each shareholder’s equity interests in the VIEs. The purchase price shall be equal to the minimum price required by the relevant PRC laws. Without prior written consent of the Company, the VIEs shall not among other things, amend their articles of association, sell or otherwise dispose of their assets or beneficial interests, enter into transactions which may adversely affect their assets, liabilities, business operations, equity interests and other legal interests, or merge with any other entities or make any investments, or distribute dividends. The Company has the right to transfer the rights and obligations pursuant to the Exclusive Call Option Agreement to any third party, which does not require any prior consent of the VIEs and their shareholders. The Exclusive Call Option Agreement will remain effective until the Company exercises the call option or terminates this agreement with 30 days advance notice.

2) Risks in relation to the VIE structure

the Company believes that the contractual arrangements with its VIEs and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the above contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

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

The Company’s ability to conduct its financial services business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIEs in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs – Fintech, Hengpu, and Nami Shanghai and their respective shareholders and it may lose the ability to receive the economic benefits from the VIEs. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiaries and VIEs.

The interests of the shareholders of the VIEs may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so. The Company cannot assure that when conflicts of interest arise, shareholders of the VIEs will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders of the VIEs may encounter in their capacity as beneficial owners and directors of the VIEs, on the one hand, and as beneficial owners and directors of the Company, on the other hand. The Company believes the shareholders of the VIEs will not act contrary to any of the contractual arrangements and the exclusive option agreements provide the Company with a mechanism to remove the current shareholders of the VIEs should they act to the detriment of the Company. The Company relies on certain current shareholders of the VIEs to fulfill their fiduciary duties and abide by laws of the PRC and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the shareholders of the VIEs, the Company would have to rely on legal proceedings, which could result in disruption of its business, additional costs and there are substantial uncertainties as to the PRC legal system and the outcome of any such legal proceedings.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIEs and their subsidiaries taken as a whole, which were included in the Company’s consolidated financial statements for continuing operations with intercompany balances and transactions eliminated between the VIEs and their subsidiaries:

	December 31, 2024	December 31, 2023	December 31, 2022
Total current assets	$173,521,855	$186,180,819	$138,221,303
Total assets	$176,420,626	$190,452,203	$150,451,534
Total current liabilities	$53,729,430	$84,230,663	$64,325,004
Total liabilities	$54,547,559	$85,991,758	$67,371,528

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Revenue generated from services	$85,889,060	$106,659,899	$101,751,348
Revenue generated from sales	195,180,332	185,461,514	117,275,333
Total revenue	$281,069,392	$292,121,413	$219,026,681
Net income from continuing operations	$15,891,718	$23,634,372	$18,180,563

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Net cash (used in) provided by operating activities	$(44,837,143)	$31,958,893	$(16,212,682)
Net cash provided by investing activities	$7,531,797	$3,394,659	$17,767,612
Net cash (used in) provided by financing activities	$4,794,513	$141,225	$(287,123)

As of December 31, 2024, there were no consolidated assets of the VIEs that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations. There were no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company in the normal course of business. The Company neither provides nor intends to provide additional financial or other support not previously contractually required to the VIEs and subsidiaries of the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of its net assets, equivalent to the balance of its paid-in capital, capital reserve and statutory reserves, to the Company in the form of loans, advances or cash dividends. Please refer to Note 21 for disclosure of restricted net assets.

Non-controlling interests

Non-controlling interests are recognized to reflect the portion of the equity that is not attributable, directly, or indirectly, to the Company. Non-controlling interests are presented as a separate component of equity in the consolidated balance sheets and statements of operations and other comprehensive income (loss) are attributed to controlling and non-controlling interests. As of December 31, 2024, non-controlling interests primarily relate to the 20% equity interest in Taiding, 49% equity interest in Liaogang Yingkou, 35% equity interest in Gansu Zhonghexi, 1% equity interest in Hebei Ruizu and the 5% equity interest in Ningzhuan. As of December 31, 2023, non-controlling interests primarily relate to the 20% equity interest in Taiding, 49% equity interest in Liaogang Yingkou, and the 35% equity interest in Gansu Zhonghexi.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Uses of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during each reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include: the allowance for credit losses, the valuation of inventory, realizability of deferred tax assets, estimated useful lives of property and equipment, intangible assets and right-of-use assets and fair values in connection with the impairment of property and equipment, the valuation of intangible assets and goodwill, accruals for income tax uncertainties, and the determination of fair values related to business acquisitions and investments.

Business combinations

The Company accounts for business combinations using the purchase method of accounting in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations. The purchase method of accounting requires the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets purchased, liabilities assumed, and equity instruments issued as well any contingent consideration and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total acquisition cost, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings as a bargain purchase gain.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed, and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, the forecasted life cycle and forecasted cash flows over that period. The fair value of the identifiable assets acquired, and liabilities assumed at the acquisition date is based on a valuation performed by an independent valuation firm engaged by the Company.

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

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Disposal of subsidiaries

On November 6, 2024, the Company sold all its equity interests in Fintech Anhui and Fintech Henan to Kaifeng Runhao Trading Co., Ltd, for cash consideration of $501,498(RMB3.6 million) and $13,930 (RMB0.1 million) respectively. The Company recognized a gain of $4,863,77 on disposal of these subsidiaries, which were determined by the excess of the sales consideration over the net book value of the subsidiaries at the time of disposal..The disposal of VIE’s subsidiaries did not have a significant effect on the Company’s operations and financial results. In fiscal year 2024, Fintech Anhui had a sale of $ 14,903,593 with a loss before income tax of $135,201. Fintech Henan had a sale of $ 6,131,901 with a income before income tax of $13,732.

On December 28, 2022, the Company sold all its equity interests in Youjiatian to Shandong Yongdao Zhihe property management Co., Ltd, which was acquired on January 14, 2022, for cash consideration of $289,973 (RMB 2 million), which was collected subsequently on January 17, 2023. The disposition resulted in a gain from disposition of $86,159 for the year ended December 31, 2022. The disposal of this subsidiary did not have a significant effect on the Company’s operations and financial results. In fiscal year 2022, the disposed subsidiary had a sales of US$4,589,710 with a loss before income tax of US$196,468. As the other shareholder of Youjiatian, Xu Guifeng, did not agree to the transfer of the equity interest in Youjiatian to Shandong Yongdao Zhihe, on November 24, 2023, the Company received US$71,514 (RMB510,000) in cash from Xu Guifeng as consideration for the transfer of the Company’s holding of the equity interest in Youjiatian. On January 9, 2024, the Company returned to Shandong Yongdao Zhihe the cash amount of US$279,037 (RMB2,000,000).

Revenue recognition

The Company follows FASB ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”). Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. All of the Company’s contracts with customers do not contain cancelable and refund-type provisions.

Under the guidance of ASC 606, the Company is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) the Company satisfies its performance obligations. In determining the transaction price, the Company includes variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur. Revenues are recorded, net of sales related taxes and surcharges.

The Company’s revenue for the years ended December 31, 2024, 2023 and 2022 were generated $340,219,546 , $378,790,712 and $221,790,445 in the Chinese Mainland and nill, $7,880,187 and $12,383,820 in Hongkong. The following table illustrates the disaggregation of revenue in 2024, 2023, and 2022 under ASC 606:

	For the year ended December 31,
	2024	2023	2022
Revenue generated from services:
Small and Medium Enterprise financing solutions	$84,320,613	$101,823,899	$87,269,959
Supply Chain financing solutions	5,712,543	6,153,645	3,542,592
Total revenue generated from services	90,033,156	107,977,544	90,812,551
Revenue generated from sales:
Supply chain trading business	250,186,390	278,693,355	143,361,714
Total	$340,219,546	$386,670,899	$234,174,265

Financial Services

SMEs financing solutions: the Company earns one-time advisory fees from its services provided to small-and mid-size enterprises the Company enters into one-time advisory fee agreements with underwriters, financial institutions and issuers, which specifies the key terms and conditions of the arrangement. Such agreements generally do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. The Company earns a one-time advisory fee from its clients upon offerings on the PRC provincial or national asset exchanges or other designated markets. Revenue is calculated at a fixed charge rate with the amount of the offering (prorated by the period length). The Company believes such arrangement represents a performance obligation that is satisfied at a point in time, therefore, the underwriting related advisory fees are recognized as revenue upon the closing of the offerings.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Supply chain solutions: For the year ended December 31, 2024, 2023, and 2022 the Company also offered supplier chain financing advisory services to suppliers and merchants. Pursuant to the agreements with related suppliers, the Company earns advisory fees when suppliers receive the financing and the advisory fee is calculated as a fixed charge rate with the amount of the financing (prorated by the period length). The Company believes such arrangement represents a performance obligation that is satisfied at a point in time, therefore, the supplier chain advisory fees are recognized as revenue when the suppliers receive the financing.

Disaggregation of revenue from financial services

The Company derives revenue primarily from one-time commissions and recurring service fees paid by clients or financial product providers. The following tables show the revenue from financial services disaggregated by nature for the year ended December 31, 2024, 2023 and 2022:

	For the year ended December 31,
	2024	2023	2022
One-time commission fees	$90,033,156	$107,977,544	$90,812,551

Product Sales Revenues

In accordance with ASC 606, the Company evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When the Company is a principal, the Company obtains control of the specified goods or services before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods transferred. When the Company is an agent and its obligation is to facilitate third parties in fulfilling their performance obligation for specified goods, the revenues should be recognized in the net amount for the amount of commission which the Company earns in exchange for arranging for the specified goods or services to be provided by other parties. Revenues are recorded net of value-added taxes.

For the year ended December 31, 2024, 2023 and 2022, the Company commenced a supply chain trading business, which involves acquiring products, primarily agriculture, gold and chemical products, from suppliers at customers’ requests in most cases and selling them directly to customers. Sales contracts are entered into with each individual customer. The Company recognizes the product sales revenues from the supply chain trading business on a gross basis as the Company is acting as a principal in these transactions as the Company (i) is responsible for fulfilling the promise to provide the specified goods, (ii) is responsible for inventory risks and (iii) has discretion in establishing price. Revenues are recorded net of value-added taxes, or VAT. Revenue from the sale of goods is recognized at a point in time when the products are delivered and title passes to customers.

Practical expedience

The Company has applied the practical expedient for certain revenue streams to exclude the value of remaining performance obligations for (i) contracts with an original expected term of one year or less or (ii) contracts for which the Company recognizes revenue in proportion to the amount the Company has the right to invoice for services performed.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, money market fund investments, time deposits, as well as highly liquid investments, which have original maturities of three months or less.

Restricted Cash

The Company had restricted cash of nil and $197,096 as of December 31, 2024 and December 31, 2023. In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts presented in the statement of cash flows.

Short-term investments

The Company’s short-term investments include investments in enterprise wealth management products issued by commercial banks and national financial institutions that have a stated maturity within one year and normally pay a prospective fixed interest rate. , structure deposits issued by commercial banks that have relatively high interest rate, and the non-standard debt securities or asset backed securities, issued by some of Chinese local qualified issuers in the local or provincial financial assets exchanges, guaranteed by local qualified guaranty companies in the exchanges.

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

Investments in non-marketable asset management products issued by banks and financial institutions (the issuers) with original maturities of one year are classified as investment securities – held to maturity (“HTM”). The Company’s asset management products are managed by banks and financial institutions and invested in fixed-income financial products that are permitted by the China Securities Regulatory Commission (“CSRC”). The investment portfolios of these products are not disclosed to the Company by the banks or financial institutions.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value of financial instruments

The Company follows the provisions of FASB ASC Section 820, “Fair Value Measurements and Disclosures” (“ASC 820”). ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

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

The carrying amounts reported in the balance sheet for cash, accounts receivable, receivables from supply chain financing, bank acceptance notes receivable, prepayments and advances to suppliers, loans to third parties, accounts payable, bank acceptance notes payable, advances from customers, payables to supply chain financing, taxes payable, due to related party and accrued expenses and other current liabilities, approximate their fair value based on the short-term maturity of these instruments. The Company believes that the carrying amount of the short-term loans approximate fair value based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rate.

Valuation Techniques & Inputs:

The Company principally employs the Discounted Cash Flow (DCF) valuation methodology to measure the fair value of Level 2 financial instruments, including but not limited to interest rate swaps, forward contracts, and other over-the-counter (OTC) derivative instruments. As of December 31, 2024 and 2023, the Company's valuation methodologies and techniques for Level 2 financial instruments remained unchanged from the prior year.

Transfers:

Transfers into or out of the fair value hierarchy classifications are made if the significant inputs used in the financial models measuring the fair value of the assets and liabilities became unobservable or observable in the current marketplace. These transfers are considered to be effective as of the beginning of the period in which they occur. No transfers of assets or liabilities into or out of Level 2 occurred during the years ended December 31, 2024 and 2023.

Fair value measurements on a recurring basis

As of December 31, 2024, the financial instruments measured at fair value on a recurring basis are as follows:

	Fair value as of December 31,	Fair value measurement at reporting date
Description	2024	(Level 1)	(Level 2)	(Level 3)
Short-term investments:
Wealth management products and structure deposits	$2,856,762	$-	$2,856,762	$-
Total	$2,856,762	$-	$2,856,762	$-

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

As of December 31, 2023, the financial instruments measured at fair value on a recurring basis are as follows:

	Fair value as of December 31,	Fair value measurement at reporting date
Description	2023	(Level 1)	(Level 2)	(Level 3)
Short-term investments:
Wealth management products and structure deposits	$12,788,629	$-	$12,788,629	$-
Total	$12,788,629	$-	$12,788,629	$-

Derivative Instruments

The Company holds derivatives for risk management purposes rather than for trading. The Company uses derivatives to mitigate uncertainty and volatility caused by underlying exposures to price volatility in rubber trade. The fair values of all derivative instruments are recognized as assets or liabilities at the balance sheet date and are reported gross.

Financial instruments that meet the definition of a derivative, but are not designated for hedge accounting under ASC 815, are accounted for at fair value using derivative pricing models. Valuation models require a variety of inputs, including rubber Prices, discount rates, and inflation assumptions. These instruments are subsequently remeasured to their fair value at each reporting date with the resulting gain or loss recognized in the Consolidated Statement of Operations.

Accounts receivable

In January 2022, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for doubtful accounts, which replaces the previous incurred loss impairment model. The Company’s estimation of allowance for doubtful accounts considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Company assesses collectibility by pooling receivables that have similar risk characteristics and evaluates receivables individually when specific receivables no longer share those risk characteristics. For receivables evaluated individually, when it is determined that foreclosure is probable or when the debtor is experiencing financial difficulty at the reporting date and repayment is expected to be provided substantially through the operation or sale of collateral, expected credit losses are based on the fair value of the collateral at the reporting date. The adoption of ASC 326 did not have a material impact on the Company’s financial position, results of operations and cash flows. The allowance for doubtful accounts were $1,981,884, $1,225,481 and $901,010 as of December 31, 2024, 2023 and 2022, respectively. The Company writes off accounts and contract receivables against the allowance when a balance is determined to be uncollectible.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost of inventories is determined using the weighted average cost method. Adjustments to reduce the cost of inventories to its net realizable value for slow-moving merchandise and damaged goods are recorded in cost of goods sold. The Company considers factors such as historical and forecasted consumer demand when estimating the net realizable value. The Company takes ownership and risks of the products purchased.

Advances to suppliers

The Company advances funds to certain suppliers for purchases of finished goods. These advances are interest free, unsecured and short term in nature and are reviewed periodically to determine whether their carrying value has become impaired. For the years ended December 31, 2024, 2023 and 2022, the Company recorded an allowance of $4,583,092, $3,982,991 and $4,186,385, respectively.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock-based compensation

The Company accounts for share-based compensation in accordance with ASC Topic 718, Compensation-Stock Compensation: Overall, (“ASC 718”).

In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are measured based on their grant date fair values and recognized as compensation expense over the requisite service period and/or performance period in the consolidated statements of operations.

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

Equity investments without readily determinable fair values

The Company elected to record its equity investments without readily determinable fair values and not accounted for under the equity method at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investment in current earnings. Changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. Reasonable efforts are be made to identify price changes that are known or that can reasonably be known.

Equity investments with readily determinable fair values

Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Equity investments accounted for using the equity method

The Company accounts for its equity investments over which it has significant influence (usually 20% to 49.9%) but does not own a majority equity interest or otherwise control, using the equity method. The Company adjusts the carrying amount of the investment and recognizes investment income or loss for its share of the earnings or loss of the investee after the date of investment. The Company assesses its equity investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entity, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investments in a privately held entity, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary.

The investment held by the Company as of December 31, 2024 and 2023 represented the Company’s 23.08% equity interest in Wenzhou Jinda Holding Co., Ltd (“Jinda”). The Company considers it has significant influence over Jinda due to the level of ownership and its participation in their significant business operating and strategic decisions. Accordingly, the Company accounts for the investment using the equity method. For the years ended December 31, 2024, 2023 and 2021, the Company did not receive any dividends from this investment. For the year ended December 31, 2024 and 2023, the Company recognized its share of gain in Jinda of $16,480 and $5,909, respectively. For the years ended December 31, 2022, the Company recognized its share of loss in Jinda of $44,030.

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

The Company charges maintenance, repairs and minor renewals directly to expense as incurred; major additions and betterments are capitalized.

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

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as significant adverse changes to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the remaining useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the years ended December 31, 2024, 2023 and 2022.

Goodwill

Goodwill represents the excess of the consideration over the fair value of the identifiable assets and liabilities acquired at the date of acquisition. In January 2017, the FASB issued ASU 2017-04, “Intangibles—Goodwill and Other (Topic 350), simplifying the test for goodwill impairment”. The guidance removes Step 2 of the goodwill impairment test, which required a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value. The Company tests goodwill at least annually for impairment at the reporting unit level. A reporting unit is the operating segment, or one level below that operating segment (the component level) if discrete financial information is prepared and regularly reviewed by management. However, components are aggregated as a single reporting unit if they have similar economic characteristics. The Company recognizes an impairment charge if the carrying amount of a reporting unit exceeds its fair value and the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill. When a portion of a reporting unit is disposed, goodwill is allocated to the gain or loss on disposition based on the relative fair values of the business or businesses disposed and the portion of the reporting unit that will be retained. For the years ended December 31, 2024, 2023 and 2022, the Company has recognized goodwill impairment charges is $128,577, $5,488,816 and $777,329.For the goodwill impairment recognized during the year ended December 31, 2024, the Company recorded $128,577 for Hengpu.

Leases

The Company adopted FASB ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”) on January 1, 2019 by using the modified retrospective method and did not restate the prior periods. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company also elected the practical expedient not to separate lease and non-lease components of contracts, Lastly, the Company elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

The Company determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Company recognizes a “right of use” asset (“ROU”) and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. For finance leases, assets are included in property and equipment on the consolidated balance sheets. As most of the Company’s leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized loan basis with similar terms and payments, and in the economic environment where the leased asset is located. The Company’s leases often include options to extend and lease terms include such extended terms when the Company is reasonably certain to exercise those options. Lease terms also include periods covered by options to terminate the leases when the Company is reasonably certain not to exercise those options. Lease expense is recorded on a straight-line basis over the lease term.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Research and development expenses

Research and development expenses mainly consist of salary and welfare benefits and bandwidth costs incurred for the development and enhancement to the Company’s websites and platform applications. Research and development expenditures are expensed as incurred. Research and development expenses were $1,414,437, $1,093,457, and $1,563,718 for the years ended December 31, 2024, 2023 and 2022, respectively.

Income taxes

The Company’s subsidiaries in China are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC and Hong Kong for the years ended December 31, 2024, 2023 and 2022. The Company accounts for income tax under FASB ASC Section 740 which utilizes the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the differences between financial statement carrying amounts of assets and liabilities versus the tax basis of assets and liabilities. Deferred tax assets are also provided for carryforward losses which can be used to offset future taxable income. Deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. A valuation allowance is established against net deferred tax assets when it is more likely than not that some portion or all of the net deferred tax asset will not be realized. The Company provided a valuation allowance of $2,360,682 and $766,475 on the net deferred tax assets as of December 31, 2024 and 2023, respectively.

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest related to underpayment of income taxes for uncertain tax positions are classified as income tax expense in the period incurred. No penalties or interest relating to uncertain tax positions has been incurred during the years ended December 31, 2024, 2023 and 2022. As of December 31, 2024, the tax years ended December 31, 2022 through December 31, 2024 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities and HK tax authorities.

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

	December 31, 2024	December 31, 2023	December 31, 2022

Balance sheet items, except for equity accounts	US$1=RMB 7.2993	US$1=RMB 7.0999	US$1=RMB 6.8972
Items in the statements of operations and cash flows	US$1=RMB 7.1957	US$1=RMB 7.0809	US$1=RMB 6.7290
Balance sheet items, except for equity accounts	US$1=HKD 7.7677	US$1=HKD 7.8109	US$1=HKD 7.8015
Items in the statements of operations and cash flows	US$1=HKD 7.8030	US$1=HKD 7.8292	US$1=HKD 7.8306

Statutory reserves

In accordance with the relevant regulations and their articles of association, subsidiaries of the Company incorporated in the PRC are required to allocate at least 10% of their after-tax profit determined based on the PRC accounting standards and regulations to the general reserve until the reserve has reached 50% of the relevant subsidiary’s registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the respective company. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. As of December 31, 2024, and 2023, appropriations to the general reserve were $13,229,313 and $11,564,250, respectively. No appropriations to the enterprise expansion fund or staff welfare and bonus fund have been made by the Company.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustments resulting from the Company not using the U.S. dollar as its functional currency.

The Reverse Share Split

On May 2, 2023, the Board of Directors of the Company approved a reverse share split of the Company’s authorized shares (the “Reverse Share Split”) at the ratio of one-for-ten. The Reverse Share Split was effective on May 18, 2023 to enable the Company to meet the NASDAQ continued listing standards relating to the minimum bid price (with which the Company was previously advised it was non-compliant). As a result, the Company’s issued and outstanding shares was decreased.

Except where otherwise specified, all number of shares, share prices and per share data in the consolidated financial statements and the notes to the consolidated financial statements have been retroactively restated as if the Reverse Share Split occurred at the beginning of the periods presented.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Employee benefits

The full-time employees of the Company’s PRC subsidiaries are entitled to staff welfare benefits including medical care, housing fund, pension benefits and unemployment insurance, which are governmental mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued.

Credit risk and concentrations

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and accounts receivable. As of December 31, 2024, and 2023, $45,021,759 and $ 114,651,940 of the Company’s cash and cash equivalents and restricted cash was on deposit at financial institutions in the PRC and Hong Kong, which the management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits for each account in each bank in RMB and in foreign currency placed with them for up RMB 500,000 (US $68,500 ). Such Deposit Insurance Regulations would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are much higher than the coverage limit. However, the Company believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in China and the Company believes that the Chinese banks that hold the Company’s cash and cash equivalents, restricted cash and short-term investments are financially sound based on public available information. In Hong Kong, the DPS is established under the Deposit Protection Scheme Ordinance (DPS Ordinance). In case a member bank of DPS (a Scheme member) fails, the DPS will pay compensation up to a maximum of HK$800,000 (approximately US$102,991 ) to each depositor of the failed Scheme member. Balances in excess of the insured amounts as of December 31, 2024 were approximately $41,250,309.

Net earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with FASB ASC 260, “Earnings per Share” (“ASC 260”). Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding (including pre-funded warrants) for the period. For the calculation of diluted net income per share, the weighted average number of ordinary shares is adjusted by the effect of dilutive potential ordinary shares, including unvested RSUs and ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method. The effect mentioned above is not included in the calculation of the diluted income/(loss) per share when inclusion of such effect would be anti-dilutive. For the years ended December 31, 2024, 2023, and 2022, there were no dilutive outstanding instruments.

Treasury shares

The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account in shareholders’ equity (deficit). At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the par value reduces additional paid-in capital.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Reclassification

For comparability purposes with the Company’s consolidated financial statements as of and for the year ended December 31, 2024 and 2023, goodwill impairment for the year ended December 31, 2022, was reclassified from general and administrative expenses and presented as a separate line item. The reclassification has no impact on the income statements, earning per shares and the overall consolidated financial statements.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. ASU 2023-07 is designed to improve the reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the CODM. The new standard is effective for the Company for its fiscal year beginning January 1, 2025, with early adoption permitted. The Company does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 expands existing income tax disclosures for rate reconciliations by requiring disclosure of certain specific categories and additional reconciling items that meet quantitative thresholds and expands disclosures for income taxes paid by requiring disaggregation by certain jurisdictions. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

In January 2025, the FASB issued ASU 2025-01 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The Board issued Update 2024-03 on November 4, 2024. Update 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of Update 2024-03, the Board was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in Update 2024-03 in an interim reporting period, rather than in an annual reporting period. The Board’s intent in the basis for conclusions of Update 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. However, the Board acknowledges that there was ambiguity between the intent in the basis for conclusions in Update 2024-03 and the transition guidance that was included in the Codification when Update 2024-03 was issued. We do not expect the adoption of this accounting standard to have an impact on our consolidated financial statements.

Note 3 — SHORT-TERM INVESTMENTS

The following table summarizes the Company’s short-term investments measured at fair value as of December 31, 2024 :

December 31, 2024
Non-Fixed Income Bank Financial Products	$2,856,762

As of December 31, 2024, of the short-term investments measured at fair value, $2,739,989 represents the initial investment cost of short-term investments and $116,773 represents gains and losses on changes in fair value.

The following table summarizes the Company’s short-term investments measured at amortized cost as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Wealth management products, cost	$3,972,984	$12,394,541
Add: Accrued interest receivable	52,968	394,088
Total short-term investments	$4,025,952	$12,788,629

As of December 31, 2024 and 2023, short-term investments consist of investments in wealth management products issued by financial institutions of which the underlying assets are loans receivable or capital lease receivables. The short investments measured at amortized cost have a stated maturity within 12 months and pay the prospective rates of return ranging from 5.6% to 7%.

The Company recorded investment income on the short-term investments of $627,090, $1,134,178 and $1,412,101 for the years ended December 31, 2024, 2023 and 2022, respectively.

Note 4 — ACCOUNTS RECEIVABLE, NET

The accounts receivable consists of the following:

	December 31, 2024	December 31, 2023
Accounts receivable from services	$24,674,517	$13,411,519
Accounts receivable from sales	31,751,805	8,934,757
Total	56,426,322	22,346,276
Less: allowance for credit losses	(1,981,884)	(1,225,481)
Accounts receivable, net	$54,444,438	$21,120,795

Movement of the allowance for credit losses for accounts receivable and contract assets is as follows:

	December 31, 2024	December 31, 2023
Balance as of January 1	$1,225,481	$901,010
Provisions for credit losses	789,881	350,195
Changes due to foreign exchange	(33,478)	(25,724)
Balance as of December 31	$1,981,884	$1,225,481

As of the date of the report, $15,352,705  of the accounts receivable as of 31 December 2024 had been collected and the remaining uncollected amounts had been subject to allowance for credit losses based on credit impairment loss calculations.

Note 5 — DERIVATIVE INSTRUMENTS

Year ended December 31, 2024
Current derivative assets:
Derivative assets, not designated for hedging	$128,830
Hedging instruments	1,867,510
$1,996,340

The Company utilizes derivative financial instruments to manage its primary market risk exposures, particularly commodity price volatility associated with fixed-price physical purchase/sales contracts and inventory positions. These commodity derivatives serve a dual purpose: (1) hedging guaranteed rubber transactions to mitigate price risk, and (2) generating trading gains through strategic positioning in derivative markets. For the year ended December 31, 2024, the Company recorded net investment losses of $641,097 on its derivative portfolio, reflecting both hedging activities and trading outcomes.

Derivative assets, not designated for hedging

The derivative instruments not designated for hedge accounting consist of standalone futures contracts acquired by the Company for speculative trading purposes, with the primary objective of generating investment returns through strategic positioning in futures markets. These contracts are actively traded to capitalize on price differentials between entry and exit positions, leveraging market volatility and liquidity conditions.

The Company classified these derivatives as fair value through profit or loss (FVTPL), with changes in their fair value recognized immediately in the income statement under 'investment gains/losses.' The Company employs rigorous risk management protocols to mitigate potential market, liquidity, and counterparty risks associated with these positions.

The trading strategy focuses on exploiting arbitrage opportunities, spread trading, and directional bets on underlying asset price movements, rather than serving as an economic hedge against the Company’s operational exposures.

Hedging instruments

The hedging instruments consist of exchange-traded futures contracts entered into by the Company to mitigate the price risk associated with anticipated future purchases of natural rubber. These derivative contracts are designated as cash flow hedges under ASC 815 (Accounting for Derivatives and Hedging), with the objective of locking in purchase prices and reducing volatility in future cash flows caused by fluctuations in rubber market prices.

The Company aligns the terms of these futures contracts—including contract size, maturity, and underlying commodity specifications—with its forecasted rubber procurement needs to ensure high hedge effectiveness. Changes in the fair value of these hedging instruments are recorded in Other Comprehensive Income (OCI) and subsequently reclassified into earnings when the hedged transaction (i.e., the actual purchase of rubber) affects profit or loss.

Additionally, the Company monitors basis risk—the potential mismatch between futures prices and regional rubber spot prices—and adjusts hedge positions as needed to maintain optimal risk mitigation.

The Company does not apply hedge accounting for its derivative instruments, as management has determined that the costs and operational complexities associated with compliance outweigh the financial reporting benefits. Under ASC 815 for U.S. GAAP, hedge accounting requires rigorous documentation, effectiveness testing, and ongoing reassessment, which the Company has concluded would impose an undue administrative burden without providing material advantages to its financial statements.

Note 6 — ADVANCE TO SUPPLIERS

As of December 31, 2024, and 2023, the balance of advance to suppliers amounted to $92,304,699 and $38,602,304, respectively.

Movement of the allowance for doubtful accounts for advance to suppliers is as follows:

	December 31, 2024	December 31, 2023
Balance as of January 1	$3,982,991	$4,186,385
Provisions for doubtful accounts	708,907	(83,874
Changes due to foreign exchange	(108,806)	(119,520)
Balance as of December 31	$4,583,092	$3,982,991

For the year ended December 31, 2024, the Company provided $4,583,092 for an allowance for doubtful accounts for those outstanding advances to suppliers, of which $2,203,520 was added to the provision for doubtful accounts, $338,645 was reversed due to recoveries, and the provision for doubtful accounts was reduced by $1,155,968 due to the disposal of subsidiaries. In October 2023, a lawsuit was filed against the supplier for $19,902,929, and in August 2024, a lawsuit was filed against the supplier for $69,314, which has not been recovered. $16,620,077 was initiated in September 2022, and the result of the lawsuit did not meet the Company's requirements, the Company transferred the case to the criminal case, which is still in the stage of negotiation with the Public Security Bureau for filing the case.

On March 23, 2023, the Company filed a lawsuit against Linyi Jinlong Cold Storage Factory (“Linyi Jinlong”), a supplier of the Company’s subsidiary, Fintech (Zibo) Supply Chain Management Co. Ltd. (“Fintech Zibo”), for purchasing frozen pork cuts from Linyi Jinlong in the amount of $1,117,664 (RMB7.71 million), which had been paid, and the Company demanded a refund or return of the goods due to the quality of the goods not being up to the required standard, which has not been properly dealt with by Linyi Jinlong. Considering that the recovery of the amount is unlikely, the financial statements provide full allowance for this prepayment. The allowance for doubtful accounts of Linyi Jinlong was reduced due to the fact that the Company has disposed of Fintech Zibo for the years ended December 31, 2024.

Note 7 — RECEIVABLES FROM SUPPLY CHAIN SOLUTIONS

As of December 31, 2024, and 2023, the balance of receivables from supply chain solutions amounted to $23,978,130 and $59,167,029, respectively. As of December 31, 2024, the Company used the credit impairment loss test for receivables from supply chain solutions for impairment testing.

Movement of the allowance for credit losses for receivables from supply chain solutions is as follows:

	December 31, 2024	December 31, 2023
Balance as of January 1	$2,323,289	$673,300
Provisions for credit losses	774,321	1,669,212
Changes due to foreign exchange	(63,467)	(19,223)
Balance as of December 31	$3,034,143	$2,323,289

.As of December 31, 2024, the Company provides for allowance for credit losses based on a credit impairment loss model, and the provision for allowance for credit losses is primarily a separate provision for bad debts for high-risk customers that the Company is suing or has completed the enforcement phase of a civil court settlement, of which $969,232 was added to the provision for credit losses, $194,911 was reversed due to recoveries.

Note 8 — INVENTORIES

The inventories consist of the following:

	December 31, 2024	December 31, 2023
Raw materials	$149,435	$1,882,987
Finished goods	657,386	29,070,596
Inventories	$806,821	$30,953,583

As of December 31, 2024, the Company's principal inventory items were gold raw materials and gold jewelry. Due to the high volatility of gold, the Company has an inventory reserve of $31,319. And no reserve was made for inventory as of 2023.

Note 9 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of the following:

	December 31, 2024	December 31, 2023
Transportation equipment	$991,984	$1,253,545
Office equipment	37,248	152,230
Electronic equipment	140,558	267,120
Leasehold improvements	102,687	240,149
Subtotal	1,272,477	1,913,044
Less: accumulated depreciation	(914,439)	(1,031,768)
Property and equipment, net	$358,038	$881,276

Depreciation expense was $369,432, $349,696 and $353,298 for the years ended December 31, 2024, 2023 and 2022, respectively.

Note 10 — INTANGIBLE ASSETS, NET

The following is a summary of intangible assets as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Software	$560,194	$571,541
Technology	4,068,883	4,183,158
Total intangible assets	4,629,077	4,754,699
Less: accumulated amortization	(4,424,045)	(3,871,871)
Intangible assets, net	$205,032	$882,828

Amortization expense was $667,416, $907,490 and $934,457 for the years ended December 31, 2024, 2023 and 2022, respectively.

Amortization expense for the next five years are as follows：

Amortization expense
2025	$77,098
2026	41,701
2027	57,747
2028	19,231
2029	9,255
TOTAL	205,032

Note 11 — Goodwill

Changes in the carrying amount of goodwill by segment for the years ended December 31, 2024 and 2023 were as follows:

	Acquisition of Fintech	Acquisition of Hengpu	Acquisition of Nami	Total
Balance as of December 31, 2023(i)	4,454,411	930,897	12,274,675	17,659,983
Goodwill allowance (ii)	-	(128,577)	-	(128,577)
Foreign currency translation adjustments	(121,684)	(23,606)	(335,316)	(480,606)
Balance as of December 31, 2024	$4,332,727	$778,714	$11,939,359	$17,050,800

	Acquisition of Fintech	Acquisition of Hengpu	Acquisition of Nami	Total
Balance as of December 31, 2022(i)	4,585,321	6,593,272	12,635,412	23,814,005
Goodwill allowance (ii)	-	(5,488,816)	-	(5,488,816)
Foreign currency translation adjustments	(130,910)	(173,559)	(360,737)	(665,206)
Balance as of December 31, 2023	$4,454,411	$930,897	$12,274,675	$17,659,983

(i)	The goodwill associated with the Fintech Acquisition and Hengpu Acquisition was initially recognized at the acquisition closing date on December 31, 2019. The goodwill associated with the Nami Acquisition and Hengpu Acquisition was initially recognized at the acquisition closing date on May 31, 2020. For the goodwill impairment recognized during the year ended December 31, 2023, the Group recorded $5,488,816 for Hengpu.

(ii)	For the goodwill impairment recognized during the year ended December 31, 2024, the Company recorded $128,577 for Hengpu.

Note 12 — SHORT TERM BANK LOANS

Short-term bank loans consisted of the following loans:

Lender	December 31, 2024	Term	Effective Interest Rate
Industrial and Commercial Bank of China (ICBC)	1,369,994	June 27, 2024 to June 14, 2025	3.45%
Shanghai Pudong Development Bank	1,369,994	September 30, 2024 to September 15, 2025	3.40%
Bank of Beijing	1,369,994	August 26, 2024 to August 26, 2025	3.45%
Bank of Communications	493,198	August 27, 2024 to August 27, 2025	3.70%
Bank of Communications	$671,298	September 24, 2024 to September 24, 2025	3.70%
Total	5,274,478
Less: current portion	5,274,478
Long term portion	$-

Lender	December 31, 2023	Term	Effective Interest Rate
Industrial and Commercial Bank of China (ICBC)	422,541	November 20, 2023 to November 20, 2024	3.45%
Dongying Bank	1,408,471	November 03, 2023 to November 03, 2024	6.90%
China Everbright Bank	$140,847	January 12, 2023 to January 11, 2024	4.35%
Total	1,971,859
Less: current portion	1,971,859
Long term portion	$-

All principal of the above loans as of December 31, 2024 and 2023 are due upon maturity and interest payments are due on a quarterly or monthly basis.

As of 31 December 2024, Industrial and Commercial Bank of China of $1,369,994 and Shanghai Pudong Development Bank of $1,369,994 were both guaranteed by NiSun Agricultura and Shanghai Policy Financing Guarantee Fund Management Center for Micro, Small and Medium Enterprises. Bank of Beijing of $1,369,994 were guaranteed by Bodang Liu and Shuxian Zhao.

As of 31 December 2023, Industrial and Commercial Bank of China of $422,541 were guaranteed by Fintech Shanghai and China Everbright Bank of $140,847 were guaranteed by Jiang Peng,Qingping Lv and Fintech Shanghai.

the Company repaid $140,847 to China Everbright Bank on January 10, 2024. The Company repaid $1,408,471 to Dongying Bank on November 03, 2024. The Company repaid $422,541 to ICBC on June 27, 2024.

Interest expense for these loans was $170,886, $30,144 and $24,239 for the years ended December 31, 2024, 2023 and 2022, respectively.

Note 13 — LEASES

Leases are classified as operating leases or finance leases in accordance with FASB ASC 842. The Company’s operating leases are principally for office facilities. For leases with terms greater than 12 months, the Company records the related right-of-use asset and lease liability at the present value of lease payments over the term. The right-of-use asset is amortized over the life of the lease on a straight-line basis. Certain leases include rental escalation clauses, renewal options and/or termination options, which are factored into the Company’s determination of lease payments when appropriate.

As of December 31, 2024, the weighted average remaining lease term was 1.47 years and the weighted average discount rate was 4.3% for the Company’s operating leases. The Company’s lease costs are included within general and administrative expenses on the consolidated statements of operations. For the year ended December 31, 2024, the amortization expense amounted to $1,102,265 and the interest expense amount to $98,596.

As of December 31, 2023, the weighted average remaining lease term was 1.03 years and the weighted average discount rate was 4.3% for the Company’s operating leases. The Company’s lease costs are included within cost of revenue and administrative expenses on the consolidated statements of operations. For the year ended December 31, 2023, the amortization expense amounted to $907,422 and the interest expense amount to $125,855.

As of December 31, 2022, the weighted average remaining lease term was 2.67 years and the weighted average discount rate was 4.3% for the Company’s operating leases. The Company’s lease costs are included within cost of revenue and selling and administrative expenses on the consolidated statements of operations. For the year ended December 31, 2022, the lease cost amounted to $885,559.

The future undiscounted aggregate minimum lease payments under non-cancellable operating leases are as follows as of December 31, 2024:

Year ended December 31,	Amount
2025	$964,674
2026	617,182
2027	270,165
Total undiscounted future minimum lease payments	1,852,021
Less: amount representing interest	85,332
Total present value of operating lease liabilities	1,766,689
Less: current portion of operating lease liabilities	948,561
Non-current portion of operating lease liabilities	$818,128

Note 14 — INCOME TAXES

Taxes payable consisted of the following:

	December 31, 2024	December 31, 2023

Income tax payable	$1,629,379	$2,400,330
Value added tax payable	1,931,306	1,662,880
Business tax payable	35,130	20,843
Other taxes payable	46,612	61,867
Total taxes payable	$3,642,427	$4,145,920

BVI

Nisun International, formerly known as Hebron Technology, and Nisun BVI were incorporated in the BVI and are not subject to income taxes under the current laws of the BVI.

Cayman

Nami Cayman is incorporated in the Cayman Islands and is not subject to income taxes under the current laws of the Cayman Islands.

Hong Kong

Nisun HK and Nami HK are the companies registered in Hong Kong and subject to a corporate income tax rate of 8.25% on the first HK$2 million of profits and the remaining profits will be taxed at 16.5% if revenue is generated in Hong Kong. HK$1,789,727 pretax loss was generated in Hong Kong for the years ended December 31, 2024. HK$1,714,103 pretax income was generated in Hong Kong for the years ended December 31, 2023.

Note 14 — INCOME TAXES (CONTINUED)

PRC

Under the PRC EIT Law, the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. Starting from the year ended December 31, 2020, Fintech qualified as a High-technology Company and is subject to a favorable income tax rate of 15%. Fintech’s High-technology certificate is valid for three years starting from November 2023 and subject to renewal. In accordance with the implementation rules of the Income Tax Law of the PRC, for the enterprises newly established in the Khorgos Development Zone within the scope of “preferential catalogue of income tax for key industries encouraged to develop in Xinjiang’s difficult areas”, the entity shall be exempt from the enterprise income tax for five years from the tax year of the first production and operations income. Khorgos is established in the Horgos Development Zone and its income tax is eligible to be exempt for five years starting from the year ended December 31, 2019. Khorgos is established in the Horgos Development Zone and its income is eligible to be exempt for five years starting from 2019. Due to the expiration of the 5-year tax exemption period as of June 2024, for the year ended December 31, 2024, Khorgos was entitled to a 40% reduction in corporate income tax in China’s national autonomous regions, subject to a reduced income tax rate of 15%. And Khorgos Fanning is established in the Horgos Development Zone and its income is eligible to be exempt for five years starting from 2024. For the year ended December 31, 2024, Jilin Lingang, Liaogang Yingkou, Nisun Shandong, Gansu Zhonghexi, NingChen, Shanghai Naqing, RZ Sailang, Fanshengke, Henan Trading, Fanningke, Fengtai, Fintech Ningbo, Nisun Nanjing, Fintech Shenzhen, Henan Fintech, Hebei Ruizu, Fanshengke Fujian and Keqiya are subject to a favorable income tax rate of 5% due to being small and micro taxpayers. The remaining Group’s subsidiaries, VIEs and VIEs’ subsidiaries from the financial services business are subject to corporate income tax at the PRC unified rate of 25%.

i)	The components of the income tax provision (benefit) are as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Current tax provision	$4,646,551	$6,527,819	$4,792,026
Deferred tax (benefit) provision	(119,470)	(710,672)	(50,172)
Total	$4,527,081	$5,817,147	$4,741,854

ii)	The following table summarizes net deferred tax assets resulting from differences between the financial accounting basis and tax basis of assets and liabilities:

	December 31, 2024	December 31, 2023
Deferred tax assets:
Provision for doubtful accounts	$2,366,850	$1,185,047
Provision for inventory valuation	7,830	-
Total deferred tax assets	2,374,680	1,185,047
Less: valuation allowance	(1,962,519)	(766,476)
Net deferred tax assets	$412,161	$418,571

The change in valuation allowance for the years ended December 31, 2024, 2023 and 2022 amounted to $1,196,042 , negative $800,483 and $942,054, respectively.

	December 31, 2024	December 31, 2023
Deferred tax liabilities:
Intangible assets acquired from business combinations	$-	$114,650
Total deferred tax liabilities	$-	$114,650

Note 14 — INCOME TAXES (CONTINUED)

As the PRC does not allow the filing of consolidated tax returns, the deferred taxes relate to separate entities that file their own tax returns and therefore could not be offset with each other. The following table reconciles the China statutory rates to the Company’s effective tax rate for the years ended December 31, 2024, 2023 and 2022:

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
China Income tax statutory rate	25.0%	25.0%	25.0%
Effect of favorable income tax rates	(6.0)%	(4.2)%	(8.1)%
Effect of temporary differences	(2.1)%	(3.0)%	-
Effect of non-deductible expenses	29.2%	2.6%	0.1%
Change in Valuation Allowance	35.3%	3.4%	4.1%
Effect of net operating loss carryforwards	-	0.9%	-
Effective tax rate-continuing operations	81.4%	24.7%	21.1%

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of December 31, 2024, the tax years ended December 31, 2022 through December 31, 2024 for the Company’s PRC subsidiaries, VIEs and the subsidiaries of VIEs remain open for statutory examination by PRC tax authorities.

The per share effect of favorable income tax rates for the years ended December 31, 2024, 2023 and 2022 were $0.08, $0.25 and $0.16, respectively.

Note 15 — CONCENTRATION OF MAJOR CUSTOMERS

Substantially all of the Company’s revenue from financial services and the supply chain trading business is derived from customers that are located primarily in China. The Company has a concentration of its revenues with specific customers. For the year ended December 31, 2024, four customers accounted for 30%, 14%, 13%, and 13% of the Company’s total revenue from the financial services business and two customer accounted for 23% and 13% of the Company’s total revenue from its supply chain trading business. For the year ended December 31, 2023, four customers accounted for 28%, 19%, 15%, and 11% of the Company’s total revenue from the financial services business and two customer accounted for 44% and 12% of the Company’s total revenue from its supply chain trading business. For the year ended December 31, 2022, five customers accounted for 18%, 16%, 15%, 13% and 13% of the Company’s total revenue from the financial services business and one customer accounted for 29% of the Company’s total revenue from its supply chain trading business. As of December 31, 2024, three customers accounted for approximately 30%, 17% and 10% of the Company’s total accounts receivable balance. As of December 31, 2023, three customers accounted for approximately 23%, 19% and 16% of the Company’s total accounts receivable balance.

Note 16 — SHAREHOLDERS’ EQUITY

The Company had 5,000,000 authorized common shares at $0.01 par value, consisting of 4,000,000 authorized Class A common shares and 1,000,000 Class B common shares, of which 3,981,262 Class A common shares were issued and outstanding as of December 31, 2021. On January 13, 2022, the Company adopted the Amended and Restated Memorandum and Articles of Association of the Company to increase the authorized number of Class A common shares, par value of $0.01. On February 2, 2022, the Company filed the Amended M&A with the British Virgin Islands Registrar of Corporate Affairs. Pursuant to the Amended M&A, the Company is authorized to issue a maximum of 31,000,000 Common Shares divided into (i) 30,000,000 Class A Common Shares, and (ii) 1,000,000 Class B Common Shares of which 4,006,263 Class A common shares were issued and 3,944,075 outstanding as of December 31, 2022. No class B common shares are issued and outstanding as of December 31, 2022.

On May 2, 2023, the Board of Directors of the Company approved a reverse split of the Company’s common shares at the ratio of one-for-ten with the effective date of May 18, 2023. The Reverse Share Split reduced the shares authorized for issuance to 31,000,000 common shares divided into: (i) 30,000,000 Class A Common Shares, each with a par value of US$0.01, and (ii) 1,000,000 Class B Common Shares, each with a par value of US$0.01, of which 4,725,096 Class A common shares were issued and 4,538,358 outstanding as of December 31, 2024. No class B common shares are issued and outstanding as of December 31, 2024. The financial statements give retroactive effect to this one-for-ten Reverse Share Split.

Note 16 — SHAREHOLDERS’ EQUITY (CONTINUED)

Additional paid-in capital

On June 30, 2020, Nisun Cayman, contributed additional capital of $4,550,000 which has been shown as additional paid-in capital.

Private placement 2019

On December 6, 2019, the Company and certain institutional investors entered into a share purchase agreement pursuant to which the Company sold 1,048,932 Class A common shares at $6.21 per share. The transaction closed on May 1, 2020 and the Company received net proceeds of $6,503,378.

Shares issued for acquisition of Nami

In connection of the acquisition of Nami on May 31, 2020, the Company issued 1,562,726 Class A common shares to the shareholders of Nami as purchase consideration. The fair value of the stock consideration was $18,330,776 based on the weighted average of the closing share price of the Company for five trading days up to the date immediately prior to the signing date of purchase agreement.

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

In November 2022, the Compensation Committee and the Board of Directors approved and adopted the 2022 Equity Incentive Plan, or the 2022 Plan, which is substantially similar to the Company’s 2019 Plan.

On April 6, 2020, the Board initially granted an aggregate of 30,000 restricted Class A common shares to the Company’s CFO and two officers of which subsequently 6,700 shares were forfeited and cancelled. The fair value of these restricted Class A common shares was $1,721,870, determined using the closing price of $73.90 on April 6, 2020. Pursuant to the agreement, one-third (33%) of the common shares of restricted stock vested on the date of the grant and the first anniversary of the date of grant; and the remaining 34% will vest on the second anniversary of the date of the grant. For the year ended December 31, 2022, 2021, and 2020, the Company recognized share-based compensation of $125,630, $1,097,415 and $498,825, respectively. As of December 31, 2024, the Company had no unrecognized share-based compensation.

Note 16 — SHAREHOLDERS’ EQUITY (CONTINUED)

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

On September 12, 2024, the Board of Directors authorized the Company to grant 700,000 shares of Class A common shares to the Company’s CEO, Xin Liu, Chairman of the Board of Directors, Jinbao Li, and four employees under the Company’s 2022 Equity Incentive Share Plan. The fair value of these restricted Class A common shares was $9,114,000, determined using the closing price of $13.02 on September 12, 2024.

On November 7, 2024, the Board granted an aggregate of 4,500 Class A common shares to two non-employee directors. The fair value of these Class A common shares was $43,200 , determined using the closing price on November 7, 2024. On September 4, 2020, the Company entered into certain engagement letters with these two directors. Pursuant to the agreements, each of the Directors will have served the Company for a full year (the vesting period) and on September 4, 2024, the anniversary date of their appointment as a director, received such shares share.  The value of these shares was recognized in general and administrative expenses over the vesting period.

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

Note 16 — SHAREHOLDERS’ EQUITY (CONTINUED)

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

As of December 31, 2024, 705,453 of the 706,000 Pre-Funded Warrants have been exercised.

Note 17 — RELATED PARTY TRANSACTIONS

The table below sets forth major related parties of the Company and their relationships with the Company:

Entity or individual name	Relationship with the Company
NiSun Agricultural Group Co., Ltd. (“NiSun Agricultural”)	An affiliated entity controlled by the ultimate controlling shareholder of the Company
Nisun International Enterprise Management Group Co., Ltd (“Nisun Cayman”)	A shareholder who owns 19.42% equity interest of the Company
Mr. Bodang Liu	An affiliate and largest shareholder of the Company
Mr. Jian Lin	The shareholder of Wenzhou Jinda

(a)	The Company entered into the following related party transactions:

From July 12, 2019 to June 20, 2022, the Company rented an office from NiSun Agricultural and incurred $ 70,044 of rent expense for the years ended December 31, 2022.

Starting from July 01, 2022, the Company rented an office to NiSun Agricultural and earned $229,494 and $233,215 of rental income for the year ended December 31, 2024 and 2023, respectively.

(b)	The Company had the following significant related party balances:

As of December 31, 2023, the Company had fully repaid the amount owed by Nisun Cayman.

As of December 31, 2022, the Company had a due to related party balance of $8,028,965 owing to Nisun Cayman. During the year ended December 31, 2020, Nisun Cayman advanced $10,528,965 (RMB 69,883,631) as a loan to the Company. the Company repaid Nisun Cayman $2.5 million during the year ended December 31, 2022. The loan is due on demand and without interest.

As of December 31, 2024, the Company prepaid $1,665 for purchases from Nisun Agricultural. As of December 31, 2023, the Company prepaid $1,574 for purchases from Nisun Agricultural.

As of December 31, 2021, the Company had a due from related party balance of $10,662 from Nisun Agricultural. The due from related party balance was non-interest bearing and was repaid during the year ended December 31, 2022.

As of December 31, 2024, 2023 and 2022, the Company had a due to related party balance of $267,149, $274,652 and $282,724, respectively, owed to Mr. Jian Lin, the shareholder of Wenzhou Jinda. the Company owns a 23.08% equity interest in Wenzhou Jinda. The due to related party balance is non-interest bearing and due on demand.

Note 18 — COMMITMENTS AND CONTINGENCIES

COMMITMENTS

Non-cancellable operating leases

The following table sets forth our contractual obligations as of December 31, 2024:

	Payment due by December 31,
	Total	2025	2026	2027
Operating lease commitments for property management expenses under lease agreement	$333,337	$171,849	$110,002	$51,486

CONTINGENCIES

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss for a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. As of December 31, 2024, the Company guaranteed a bank loan for a third party company of $1,356,294. Except for the guarantee, the Company was not aware of any litigation, lawsuits or claims as of December 31, 2024.

Note 19 — SUBSEQUENT EVENTS

The Company is not aware of any subsequent events that would require adjustment to or disclosure in the consolidated financial statements.

Note 20 — RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries and VIEs. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s subsidiaries and VIEs incorporated in the PRC only out of their retained earnings, after required statutory reserves, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries and VIEs.

In accordance with the PRC laws and regulations, statutory reserve funds can only be used for specific purposes and are not distributable as cash dividends. As a result of these PRC laws and regulations that require annual appropriation of 10% of net after-tax profits determined in accordance with PRC accounting standards and regulations to be set aside prior to payment of dividends as a general reserve fund or statutory surplus fund until such reserve reaches 50% of the registered capital. Therefore, the Company’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company. For the years ended December 31, 2024 and 2023 the statutory reserve balance for the Company’s entities established in the PRC was $13,229,313 and $11,564,250, respectively.

Note 21 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of its consolidated subsidiaries and VIEs (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements”. Such restricted net assets amounted to approximately $78.4 million, or 36.8% of the Company’s total consolidated net assets, as of December 31, 2024. Based upon this percentage, the Company is required to disclose the financial information for the parent company.

No dividends have been paid to the parent Company for the periods presented. For the purpose of presenting parent only financial information, the Company records it investment in its subsidiaries under the equity method of accounting. Such investments are presented on the separate consolidated balance sheets as “Investment in Subsidiaries, VIEs and VIEs’ subsidiaries” and the income of the subsidiaries, VIEs and VIEs’ subsidiaries as “Share of Profit (Loss) in Subsidiaries, VIEs and VIEs’ subsidiaries.” Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

The Company did not have any significant or other commitments, long-term obligations or guarantees as of December 31, 2024 and 2023.

Note 21 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

a) Condensed parent company balance sheets:

	December 31, 2024	December 31, 2023
ASSETS:
Cash and cash equivalents	$6,108,783	$7,676,349
Due from intercompany and others	10,873,575	10,805,488
TOTAL CURRENT ASSETS	16,982,358	18,481,837
Other non-current assets	-	-
Investment in subsidiaries, VIE, and VIEs’ subsidiaries	190,134,908	180,681,532
TOTAL ASSETS	$207,117,266	$199,163,369
LIABILITIES
CURRENT LIABILITIES
Accrued expenses and other liabilities	$354,586	$364,498
TOTAL CURRENT LIABILITIES	354,586	364,498
Commitments and contingencies
Shareholders’ equity*
Class A common stock, $0.01 par value, 30,000,000 and 30,000,000 shares authorized, 4,725,096 and 4,017,596 shares issued and 4,538,358 and 3,952,198 shares outstanding as of December 31, 2024 and 2023 respectively.	47,251	40,176
Class B common stock, $0.01 par value, 1,000,000 shares authorized, no shares issued and outstanding.		-
Treasury shares, at cost	(1,253,012)	(261,592)
Additional paid-in capital	139,712,207	130,535,082
Retained earnings	72,517,990	68,395,637
Statutory reserve	13,229,313	11,564,250
Accumulated other comprehensive loss	(17,491,069)	(11,474,682)
Total shareholders’ equity	206,762,680	198,798,871
Total liabilities and shareholders’ equity	$207,117,266	$199,163,369

*	The financial statements give retroactive effect to the May 18, 2023 one-for-ten reverse share split.

b) Condensed statements of comprehensive (loss) income

	For the year ended December 31,
	2024	2023	2022

Intercompany revenue		$-	$2,939,975
General and administrative	(9,953,175)	(474,664)	(1,421,470)
Other income (expense)	159,785	(67,815)	23,111
Share of profit in subsidiaries, VIEs and VIEs’ subsidiaries	15,580,806	18,120,217	16,079,196
Net income	5,787,416	17,577,738	17,620,812
Foreign currency translation adjustment	(6,017,982)	(4,536,797)	(12,576,380)
Comprehensive (loss) income	(230,566)	13,040,941	5,044,432
Comprehensive loss attributable to non-controlling interests	1,595	65	6,231
Comprehensive income attributable to shareholders	$(228,971)	$13,041,006	$5,050,663

Note 21 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

c) Condensed statement of cash flows

	For the year ended December 31,
	2024	2023	2022

Cash flows from operating activities:
Net income	$5,787,416	$17,577,738	$17,620,812
Adjustments to reconcile net income (loss) to net cash used in operating activities		-	-
Share of profit in subsidiaries, VIEs and VIEs’ subsidiaries	(15,580,806)	(18,120,217)	(16,079,196)
Shares-based compensation	9,184,200	31,808	310,630
Due from intercompany and others	-	-	(4,000,000)
Net cash used in operating activities	(609,190)	(510,671)	(2,147,754)

Cash flows from investing activity:
Payments made for investment in subsidiaries	97,124	(6,969,429)	(40,202,189)
Net cash provided by (used in) investing activities	97,124	(6,969,429)	(40,202,189)

Cash flows from financing activities:
Repayment of related party loans	-	(8,028,965)	(2,500,000)
Purchase of treasury shares	(1,055,500)	94,252	(355,844)
Net cash used in financing activities	(1,055,500)	(7,934,713)	(2,855,844)
Net (decrease) increase in cash and cash equivalents	(1,567,566)	(15,414,813)	(45,205,787)
Cash and cash equivalents at beginning of the year	7,676,349	23,091,162	68,296,949
Cash and cash equivalents at end of the year	$6,108,783	$7,676,349	$23,091,162

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company uses the equity method to account for investment in its subsidiaries and VIEs.

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

The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.