Form 20-F
period 2025-12-31
AIOS Tech Inc.
filed 2026-04-20
CIK 1603993

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________

For the transition period from               to

Commission file number 001-37829

AIOS Tech Inc.

(Exact name of Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Room 407, Tower 2, Harbour Centre,

8 Hok Cheung Street, Hunghom,

Kowloon, Hong Kong

(Address of principal executive offices)

Sylvia Kong Bit Hee, Chief Financial Officer

+852 400 603 7555 telephone

sylviakong@aiosinc.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Symbol	Name of each exchange on which registered
Class A common shares, par value $0.01 per share	AIOS	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares as of the close of the period covered by the annual report: 4,985,096. Class A Common Shares and Nil Class B Common Shares.

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

☐ Yes ☐ No

i

Conventions Used in this Annual Report

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only, the “Company” and “our Company” refer to AIOS TECH INC., a British Virgin Islands company limited by shares (“AIOS Tech” or formerly known as “Nisun International”). “We,” “us,” and “our” or “Group” refer to AIOS Tech together with its subsidiaries, including its offshore subsidiaries and PRC subsidiaries. Unless the context indicates otherwise, references to our business and operations in fiscal years 2023 and 2024 and the period prior to December 2025 also include our “former variable interest entities” or “former VIEs” (as defined below).

References to “offshore subsidiaries” are to:

●	YD Network Technology Company Limited (“YD Network”), a limited company established under the laws of Hong Kong and a wholly-owned subsidiary of AIOS Tech;

●	Everbright Solutions Limited (“Everbright Solutions”), a limited company established under the laws of the British Virgin Islands and a wholly-owned subsidiary of AIOS Tech;

 References to “former offshore subsidiaries” are to:

●	NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd. (“NiSun BVI”) (also referred to as 宁圣国际企业管理集团（维尔京群岛）有限公司), a limited company established under the laws of the British Virgin Islands and a wholly-owned subsidiary of AIOS Tech;

●	NiSun International Enterprise Management Group (Hong Kong) Co., Ltd. (“NiSun HK”) (also referred to as 宁圣国际企业管理集团（香港）有限公司), a limited company established under the laws of Hong Kong and a wholly-owned subsidiary of NiSun BVI;

References to “former PRC subsidiaries” are to:

●	NiSun (Shandong) Industrial Development Co., Ltd. (“NiSun Shandong”) (also referred to as 宁圣(山东)产业发展有限公司), a wholly foreign owned enterprise (“WFOE”) and wholly-owned subsidiary of Nisun HK;

●	NiSun Ocean (Qingdao) Supply Chain Investment Co., Ltd. (“NiSun Ocean”) (also referred to as 宁圣海洋 (青岛)供应链投资有限公司), a WFOE and wholly-owned subsidiary of NiSun HK;

●	Zhumadian NiSun Supply Chain Management Co., Ltd. (“ZMD NiSun”) (also referred to as 驻马店宁圣供应链管理有限公司), a WFOE and wholly-owned subsidiary of NiSun HK;

●	NiSun (Beijing) Supply Chain Management Co., Ltd. (“NiSun Beijing”) (also referred to as 宁圣（北京）供应链管理有限公司), a WFOE and wholly-owned subsidiary of NiSun HK;

●	NingChen (Shanghai) Enterprise Management Co., Ltd. (“NingChen”) (also referred to as 宁臣(上海)企业管理有限公司), a wholly-owned subsidiary of NiSun Shandong;

●	Fanningke Digital Technology (Shanghai) Co., Ltd. (“Fanningke”) (also referred to as范宁克数字科技（上海）有限公司), a wholly-owned subsidiary of NingChen;

●	Fintech (Henan) Trading Co., Ltd. (“Henan Trading”) (also referred to as 范太克（河南）贸易有限公司), a wholly-owned subsidiary of NingChen;

●	Fanshengke Supply Chain (Shanghai) Co., Ltd. (“Fanshengke”) (also referred to as 范圣克供应链（上海）有限公司), a wholly-owned subsidiary of NingChen;

●	Shanghai Keqiya International Trade Co., Ltd. (“Keqiya”) (also referred to as 上海克奇亚国际贸易有限公司, a wholly owned subsidiary of NingChen;

●	Shanghai Naqing Enterprise Management Co., Ltd. (“Naqing”) (also referred to as 上海纳卿企业管理有限公司), a wholly-owned subsidiary of NiSun Shandong;

●	Qingdao Sailang International Trade Co., Ltd. (“Qingdao Sailang”) (also referred to as 青岛赛朗国际贸易有限公司), a wholly-owned subsidiary of NiSun Ocean;

●	Rizhao Sailang Mining Co., Ltd. (“RZ Sailang) (also referred to as 日照赛朗矿业有限公司), a wholly-owned subsidiary of Qingdao Sailang;

●	Gansu Zhonghexi Trading Co., Ltd. (“Gansu Zhonghexi”) (also referred to as 甘肃众禾熙商贸有限公司), a 65% owned subsidiary of Qingdao Sailang;

●	Shandong Taiding International Investment Co., Ltd. (“Taiding”) (also referred to as 山东泰鼎国际投资有限公司), a joint venture company established under the laws of PRC and 80% owned by NiSun BVI.

●	Shanghai Ningzhuan Trading Partnership Enterprise (“Ningzhuan”) (also referred to as 上海宁撰贸易合伙企业(有限合伙), a limited partnership of which NingChen is a 95% partner;

●	Khorgos Fanning Network Technology Co., Ltd. (“Khorgos Fanning”) (also referred to as 霍尔果斯范宁克网络科技有限公司), a wholly-owned subsidiary of Fanningke;

●	Hebei Ruizu Trading Co., Ltd. (“Hebei Ruizu”) (also referred to as 河北瑞祖商贸有限公司), a 99% owned subsidiary of Qingdao Sailang;

●	FanShengke Supply Chain (Fujian) Co., Ltd. (“Fanshengke Fujian”) (also referred to as 范圣克供应链（福建）有限公司), a wholly-owned subsidiary of Fanshengke; and

●	Zhetai (Tianjin) Trading Co., Ltd. (“Zhetai Tianjin”) (also referred to as 喆泰（天津）贸易有限公司), a 70% owned subsidiary of Hebei Ruizu, until its shareholder was changed to Hebei Zhetai Technology Group Co., Ltd., an unrelated third party, on June 13, 2025.

References to “former consolidated affiliated entities” are to: former variable interest entities (“VIEs”) and subsidiaries of former VIEs.

References to former VIEs are to:

●	Fintech (Shanghai) Digital Technology Co., Ltd. (“Fintech”) (also referred to as 范太克(上海)数字科技有限公司), a PRC company and a consolidated affiliate controlled by Ningchen through a series of VIE agreements;

●	Beijing Hengtai Puhui Information services Co., Ltd. (“Hengpu”) (also referred to as 北京恒泰普惠信息服务有限公司), a PRC company and a consolidated affiliate controlled by Ningchen through VIE agreements;

●	Shanghai Luyao Financial Consulting Co., Ltd. (“Luyao Shanghai”) (also referred to as上海禄邀财务咨询有限公司), a PRC company and a consolidated affiliate controlled by Ningchen through VIE agreements;

References to VIE former subsidiaries are to:

●	Horgos Fintech Network Technology Co., Ltd. (“Horgos”) (also referred to as 霍尔果斯泛太克网络科技有限公司), a wholly-owned subsidiary of Fintech;

●	Fintech Supply Chain Management (Shandong) Co. Ltd. (“Fintech Shandong”) (also referred to as 范太克供应链管理(山东)有限公司), a wholly-owned subsidiary of Fintech;

●	Fanlunke Supply Chain Management (Shanghai) Co., Ltd. (“Fanlunke”) (also referred to as 范伦克供应链管理(上海)有限公司), a wholly-owned subsidiary of Fintech;

●	Fintech Supply Chain Management (Ningbo) Co. Ltd. (“Fintech Ningbo”) (also referred to as 范太克供应链管理(宁波)有限公司), a wholly-owned subsidiary of Fintech;

●	Jilin Province Lingang Supply Chain Management Co., Ltd. (“Lingang”) (also referred to as 吉林省临港供应链管理有限公司), a wholly-owned subsidiary of Fintech;

●	Liaogang NiSun (Yingkou) Supply Chain Management Co. Ltd. (“Liaogang Yingkou”) (also referred to as 辽港宁圣(营口)供应链管理有限公司), a 51% owned subsidiary of Fintech;

●	Fintech Supply Chain Management (Shenzhen) Co., Ltd. (“Fintech Shenzhen”) (also referred to as范太克供应链管理(深圳)有限公司), a wholly-owned subsidiary of Fanlunke;

●	Nanjing NiSun Gold Co., Ltd. (“NiSun Nanjing”) (also referred to as 南京宁圣黄金有限公司), a wholly-owned subsidiary of Fintech;

●	Hangzhou Fengtai Supply Chain Management Co., Ltd. (“Fengtai”) (also referred to as 杭州丰钛供应链管理有限公司), a wholly-owned subsidiary of Hengpu;

●	FanlunKe Trading (Nanjing) Co., Ltd. (“Fanlunke Nanjing”) (also referred to as 范伦克商贸（南京）有限公司), a wholly-owned subsidiary of Fanlunke;

●	Henan Fintech Digital Technology Co., Ltd. (“Henan Fintech”) (also referred to as 河南范太克数字科技有限公司), a wholly-owned subsidiary of Fintech;

●	FanlunKe Trading (Chengdu) Co., Ltd. (“Fanlunke Chengdu”) (also referred to as 范伦克商贸（成都）有限公司), a wholly-owned subsidiary of Fanlunke;

●	Fanlenke New Retail (Chengdu) Co., Ltd. (“Fanlenke New Retail Chengdu”) (also referred to as 范伦克新零售（成都）有限公司), a wholly-owned subsidiary of Fanlunke Chengdu; and

●	Henan Ningcheng Hechuang Trading Co., Ltd. (“Henan Ningcheng”) (also referred to as 河南宁诚合创商贸有限公司), a 51% owned subsidiary of Fanlunke, which was incorporated on April 2, 2025 and subsequently dissolved on August 11, 2025.

This annual report contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. The exchange rates in effect as of December 31, 2025, December 23, 2025and December 31, 2024 were US$1.00 for RMB 6.9931, US$1.00 for RMB 7.0280 and RMB 7.2993, respectively. The average exchange rates for the years ended December 31, 2025, 2024, and 2023 were US$1.00 for RMB 7.1875, RMB 7.1957, and RMB 7.0809, respectively. The average exchange rates for the years ended December 23, 2025 was US$1.00 for RMB 7.1913. We use period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Any discrepancies in any table between the amounts identified as total amounts and the sum of the individual amounts listed therein are due to rounding.

For the sake of clarity, this annual report follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of the Co-Chief Executive Officers are presented as “Xin Liu” and “Li Guo” even though, in Chinese, Mr. Liu and Mr. Guo’s name are presented as “Liu Xin” and “Guo Li.”

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

A. Reserved

B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

D. Risk Factors

Risks Related to Our Business and Industry

We have a limited operating history in the rapidly evolving AI and IT services industries, and any unforeseeable changes and uncertainties could adversely affect our operating results and growth prospects.

Following our strategic transformation and the divestiture of our legacy supply chain financing business in December 2025, our primary focus has shifted to providing artificial intelligence (AI) powered services, data solutions, and IT services through our Hong Kong-based subsidiary, YD Network Technology Company Limited (“YD Network”). As a result of this pivot, we are effectively a new entrant in the IT and AI services, and technology-driven financing sectors. We have a limited operating history in these specific fields upon which you can evaluate our business and prospects. You should consider our prospects in light of the risks and uncertainties that we may encounter as a company transitioning into a fast-growing and rapidly evolving industries.

The AI and IT services markets in Hong Kong and globally are characterized by rapid technological advancement, changing customer needs, and frequent product introductions. Our future success depends on our ability to design and deliver competitive AI and data solutions that meet the complex needs of commercial and financial clients. We cannot assure you that we will be able to successfully establish our market position, build a stable client base, or achieve profitability in these new business segments.

As our business and the regulatory environment for AI continue to evolve, we may need to adjust our strategies or business models. Any significant change to our business models may not achieve expected results and may have a material impact on our financial condition and results of operations. It is therefore difficult to effectively assess the future prospects of our new operations. Investors should consider our business and prospects based on such uncertainties that we encounter or may encounter in this fast-growing industry, including, but not limited to:

●	our ability to adapt to the changing macroeconomic environment in Hong Kong, Southeast Asia, and around the world, which may be influenced by a number of factors, such as geopolitical factors, global financial market volatility and pandemics such as COVID-19;

●	our ability to compete successfully with our industry peers, some of whom may have more resources in the business than we do;

●	our response to changes in the regulatory environment;

●	our ability to tailor solutions to meet the changing needs of our customers and partners, including those resulting from changes in the regulatory environment in which they operate;

●	our ability to maintain and strengthen our relationships with key stakeholders in the IT and AI services industry, including, but not limited to, commercial corporate clients and financial institution clients;

●	our strategy to reach more enterprise clients and financial institutions and increase the volume of data and technical service transactions processed;

●	our innovations and product diversification;

●	improving of our operational efficiency;

●	measures to safeguard the security of our IT systems and confidentiality of the data we obtain and use through our solutions and systems;

●	ability to attract, retain, and motivate talented employees;

●	solutions to potential litigation such as regulatory, intellectual property infringement, data privacy, or other claims; and

●	other potential risks and uncertainties inherently associated with our industry and our operations.

If we are unable to effectively address the identified and unknown risks and uncertainties, or fail to adapt to changes in the AI and IT services industry, our business, financial condition and operating results could be materially adversely affected.

If we are unable to innovate or respond effectively to ever-changing AI technologies and IT solutions and industry practices, our business and results of operations would be materially adversely affected.

The fintech, AI, data solutions, and IT services markets in which we compete are subject to rapid and significant changes. Operating in the technology services industry requires cutting-edge technology to digitize business processes and optimize data assets. We offer a wide range of solutions built upon our cutting-edge technologies such as AI models, cloud infrastructure, and big data analytics to empower the digital transformation of our clients.. Innovation is key to improving our service offerings and developing new technologies to meet ever-changing customer needs. If we fail to innovate or invest in technology innovation, our competitive position could be compromised, which in turn could have a material and adverse impact on our business, financial condition, operating results and prospects.

Our success will depend in part on our ability to adapt and respond to the technology changes in a timely and effective manner. It requires us to continue to invest significant resources to enhance our technology infrastructure and research and development efforts. Changes and developments in the AI and IT industries may also require us to reevaluate our existing business models or technical solutions from time to time and make significant adjustments to our long-term strategy and business plans. We cannot assure you that we will succeed in implementing these initiatives. If we are unable to respond to technological developments or industry practices in a cost-effective manner, our business, financial position, and operating performance may be materially adversely affected.

We rely on our cooperation with our customers and industry partners, and if our technology solutions or services cannot meet the needs or expectations of customers and partners for any reason, we could lose our established market share.

Our relationships with our customers and partners are critical to our success. We generate revenue primarily by providing IT services, data solutions, and AI-powered services and technology solutions to our customers and partners for service fees. In our new business model, much of our business depends on our relationships with corporate clients (including financial institutions requiring IT support) and their willingness to continue to work with us. Almost all of our customers apply a complex and rigorously screened bidding process in selecting their IT solutions partners to address some of their most challenging yet frequently encountered problems. We have been successful in building trusted relationships with those core enterprises and financial institutions and believe we will continue to deliver satisfactory technology solutions to those businesses. However, our service agreements are usually non-exclusive in nature, and they may choose to use their in-house research and development capabilities or choose our competitors to develop their digital platforms and AI solutions. We cannot guarantee our customers and industry partners will renew contracts with us on a long term basis or at all, nor can we be certain that the customer will not engage other third-party technology solution providers for their technical solution needs.

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

Many aspects of our business, including the provision of software development, data processing, and AI content generation among others, are subject to supervision and regulation by various governmental authorities in Hong Kong and other jurisdictions where we operate or plan to expand, such as Southeast Asia. While we have divested our mainland China operations, we may still be subject to certain PRC laws with extraterritorial effect, as discussed elsewhere in this section. In addition, as we continue to expand the solutions on our platform, we may be subject to new and more complex regulatory requirements (such as algorithms filing or cross-border data transfer security assessments). We are also required to comply with applicable laws and regulations in relevant jurisdictions to protect the privacy and security of our customers’ information. Legal and regulatory restrictions may delay, or possibly prevent, some of our solutions or services from being offered, which may have a material adverse effect on our business, financial condition and results of operations. Violation of laws and regulations may also result in severe penalties, confiscation of illegal income, revocation of licenses and, under certain circumstances, criminal prosecution.

The PRC regulatory framework governing internet, AI, and data security services is evolving. New laws or regulations may be promulgated, which could impose new requirements or prohibitions that render our operations or our technologies non-compliant. In addition, due to uncertainties and complexities of the regulatory environment, we cannot assure you that regulators will interpret laws and regulations the same way we do, or that we will always be in full compliance with applicable laws and regulations. To remedy any violations, we may be required to modify our business models, solutions and technologies in ways that render our solutions less appealing. We may also become subject to fines or other penalties, or, if we determine that the requirements to operate in compliance are overly burdensome, we may elect to terminate potentially non-compliant operations. If those situations were to happen, our business, financial condition and results of operations may be materially and adversely affected.

Failure to manage our strategic transformation and future growth could cause disruption to our operations, impair our ability to generate revenue and strain our operational and other resources.

Historically, our business experienced growth through acquisitions and service solution diversification. However, following our strategic pivot in December 2025, our primary focus has shifted to SME financing solutions, AI and IT services. Our current strategy includes integrating our newly acquired operations (i.e., YD Network), launching our new SME financing solutions business, enhancing our AI technologies, developing new data solutions, and increasing the number of commercial clients we serve. Pursuing these strategies has resulted in, and will continue to result in substantial demands on our capital and operating resources. In particular, the management of our transformation and future growth will require, among other things:

●	successful integration of our newly acquired AI and IT operations with our existing corporate structure;

●	continued technology innovations and R&D capability enhancement in the AI sector;

●	stringent cost controls and adequate replenishable liquidity during the transition period;

●	strengthening of financial and risk controls;

●	increased marketing, sales and support activities for our new services; and

●	retaining, training and hiring qualified employees and professionals with AI and IT expertise.

If we are not able to manage our transformation and growth successfully, our business, financial condition and operating results would be materially and adversely affected.

We have modified our business models and had substantial strategic operational adjustments to our business as a result of changes in the regulatory mandates as well as our corporate reorganizations, and we may be subject to risks, uncertainties or potential liabilities associated with our legacy business, products or services.

Given the complexities, uncertainties and changes in the laws, rules, regulations, policies and administrative measures governing our industries and business operations, we have modified our business models and practices in response to changes in regulatory requirements and our strategies. Specifically, in December 2025, we completed the divestiture of our former VIEs and their subsidiaries, which operated our legacy SME financing in mainland China and supply chain financing businesses. Although these entities are no longer part of our consolidated group, we may still be subject to regulatory scrutiny or legal challenges regarding their operations prior to the divestiture. For example, PRC regulatory authorities may conduct retrospective inspections on our historical financial service activities. If our former VIEs are found to have violated PRC laws (such as failing to obtain requisite financial licenses or non-compliance with tax regulations) during the period we controlled them, we could potentially be held liable for penalties or overdue taxes.

In addition, regarding the legacy Xibolun Group that was divested by us in 2020, we may still be subject to challenges from PRC taxing authorities regarding the amounts of taxes due. Although Xibolun Group management believed it had paid all accrued taxes owed, PRC taxing authorities may take the position that Xibolun Group owed more taxes than it had paid and could hold us liable for any overdue taxes despite that Xibolun Group is no longer a part of our consolidated group.

We are not aware any PRC authorities have imposed such liability or administrative penalties on us as of the date of this report. Nevertheless, we cannot assure you that we will not be subject to liabilities or regulatory penalties in connection with the historical products or services our former affiliates (including the recently divested former VIEs) previously offered. Furthermore, the PRC legal system is based in part on government policies and internal rules that may have retroactive effect. As a result, we may not be aware of any violation of those policies and rules until notified by the relevant agencies, and we cannot assure you that our affiliates or disposed operations would not cause us to be subject to liabilities or administrative penalties even though the relevant products or operations had not been or no longer are associated with our Company. Any of such occurrence may materially and adversely affect our client relationship, reputation and business operations.

We cannot assure you that our strategic transformation will be successful or that we will not incur losses in the future.

We are implementing diversified business strategies to pursue growth in the AI and IT sectors. However, many obstacles exist, including, but not limited to, increased competition from established IT service providers, our ability to commercialize our AI solutions, unexpected costs, and costs associated with marketing efforts. Notably, we incurred significant net losses of $220.9 million for the fiscal year ended December 31, 2025, primarily due to loss on disposal associated with our legacy business divestiture. We cannot assure you that we will be able to successfully overcome such obstacles or succeed in achieving our goals. Our inability to implement this new growth strategy successfully may have a negative impact on our future financial condition, results of operations or cash flows, and we may continue to incur operating losses during this transition phase.

Our planned expansion into Southeast Asian markets subjects us to additional operational, regulatory, and foreign exchange risks.

As part of our business strategy, we intend to gradually expand our footprint from Hong Kong into Southeast Asian markets, prioritizing countries such as Indonesia and the Philippines. We have limited operating history in these regions and face significant challenges in understanding and adapting to local regulatory frameworks, cultural nuances, and business practices. Expanding into Southeast Asia exposes us to multiple risks, including but not limited to: intense competition from well-established local IT providers; complex and unfamiliar legal and tax environments; potential political and economic instability; and fluctuations in foreign exchange rates between local currencies. If we are unable to effectively navigate these international expansion risks, our investments in these new markets may not yield the expected returns, which could negatively impact our overall business strategy and financial results.

We have incurred significant losses in the past, including a net loss of $220.9 million for the fiscal year ended December 31, 2025. We cannot assure you that we will be able to generate profits in the future.

We may experience losses due to our continued investments in AI technology, talent, brand recognition, and other initiatives. Our profitability also depends on our ability to manage our costs and expenses during our strategic transition. We intend to manage and control our costs and expenses, but there can be no assurance that we will achieve this goal. Our ability to achieve and sustain profitability is affected by various other factors, some of which are beyond our control, such as changes in the macroeconomic and regulatory environment or competitive dynamics in the IT services industry. Accordingly, shareholders should not rely on our financial results of any prior period as an indication of our future performance.

From time to time we may evaluate and pursue strategic investments or acquisitions, which could require significant management attention, disrupt our existing operations and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to expand our operations. Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

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

We have made certain investments and acquisitions during the past year, most notably the acquisition of YD Network Technology Company Limited in December 2025 to establish our AI and IT service capabilities in Hong Kong. However, our investments and acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will prove to be profitable or bring value to our shareholders.

If we cannot compete effectively in the AI and IT services market, our results of operations could suffer.

Competition in the AI and IT services industry is intense, and an increasingly number of participants have also entered the SME financing solutions market. Our competitors operate with different business models, have different cost structures or participate selectively in different markets. They may ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale, and support of their service platforms and customers. Our competitors may also have longer operating histories, more extensive customer bases, greater brand recognition and loyalty, and broader partner relationships than us. Additionally, a current or potential competitor may acquire one or more of its existing competitors or form a strategic alliance with one or more of its competitors. Our competitors may be better at developing new products or services, responding faster to new technologies, or undertaking more extensive and effective marketing campaigns. If we are unable to compete with such companies and meet the need for innovation in the IT services and fintech industries, the demand for our services could stagnate or substantially decline, our business could experience reduced revenues or fail to achieve or maintain more widespread market acceptance, any of which could harm our business and results of operations.

We depend on our industry partners to derive a substantial portion of our revenues.

We derive a substantial portion of our revenues from our cooperation with industry partners. Following our strategic transformation, our key partners now include technology vendors, cloud service providers, data suppliers, and enterprise clients (including financial institutions utilizing our IT solutions).If we lose any of the product providers, sponsors or acquirers, or any of our partners significantly reduces their volume of business with us, our revenues and profitability would be substantially reduced if we are unable to seek alternative partners on a timely basis, or at all. In addition, the product volume we source and distribute from specific product providers may vary from period to period, particularly because we are not the exclusive service provider for any particular product provider. Our dependence on our upstream technology partners or downstream clients may also adversely affect our ability to negotiate fee rates, which may in turn materially and adversely affect our results of operations.

While we are not aware of any material data breach in the past, cyber-attacks, computer viruses or any future failure to adequately maintain security and prevent unauthorized access to electronic and other confidential information could result in a data breach which could materially adversely affect our reputation, financial condition and operating results.

The protection of our customers’, business partners’, our Company’s and employees’ data is critically important to us. Our customers, business partners, and employees expect us to adequately safeguard and protect their sensitive personal and business information. We have become increasingly dependent upon automated information technology processes. Improper activities by third parties, exploitation of encryption technology, data-hacking tools and discoveries and other events or developments may result in a future compromise or breach of our networks, p AI model infrastructure, data storage systems, or other cloud-based systems. In particular, the techniques used by criminals to obtain unauthorized access to sensitive data change frequently and often are not recognized until launched against a target; accordingly, we may be unable to anticipate these techniques or implement adequate preventative measures. There can be no assurance that we will not suffer a criminal cyber-attack in the future, that unauthorized parties will not gain access to personal or business information or sensitive data, or that any such incident will be discovered in a timely manner.

We also face indirect technology, cybersecurity and operational risks relating to the third parties with whom we work with to facilitate our business activities, including, among others, external cloud service providers and data center operators.

As a result of increasing consolidation and interdependence of technology systems, a technology failure, cyber-attack or other information or security breach that significantly compromises the systems of one entity could have a material impact on its counterparties. Any cyber-attack, computer viruses, physical or electronic break-ins or similar disruptions of such third-party service providers could adversely affect our operations and could result in the loss or leakage of proprietary data or intellectual property.

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

Negative publicity and allegations about us, our products and services or our financial results, including by short sellers or investment research firms, regardless of their veracity, may adversely damage our brand, public image and reputation, harm our ability to attract and retain customers and result in material adverse impact on our share price, business, results of operations and prospects. For example, on June 3, 2020, a short seller issued a report alleging that, among other things, the private placement we consummated in December 2019, the Hengpu acquisition and Nami acquisition were undisclosed related party transactions which we failed to disclose. The trading price of our shares declined and a shareholder class action lawsuit was filed against us and some of our directors and senior executive officers in the United States District Court for the Southern District of New York. While the findings and conclusions of the independent investigation conducted by the special counsel have refuted the relevant allegations set out in the short report, and the class action lawsuit has been dismissed in its entirety, nevertheless our share price fluctuated after such negative publicity. Although the entities involved in these historical allegations (Hengpu and Nami) were were part of the legacy business divested in December 2025, any lingering negative publicity associated with our historical operations could still impact investor sentiment and our new brand reputation.

The loss of any of our key customers could reduce our revenues and our profitability.

For the fiscal year ended December 31, 2025, four customers accounted for 14%, 12%, 12%, and 11% of the Company’s total revenue from continuing operations. As of December 31, 2025, three customers accounted for approximately 38%, 37% and 25% of our total accounts receivable balance.

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

Our new AI and IT services business may require continued capital investment, and if we cannot maintain the level of capital and funding sources needed to support our growth, our business would be harmed.

While our new business model is less capital-intensive than our legacy supply chain financing operations, to remain competitive and enhance customer experience, we still need to make continued investments to develop new AI algorithms, data infrastructure, and expand into new markets. Such endeavors carry risks, such as cost overruns, delays in delivery or lack of acceptance from our clients. There can be no assurance that we will have sufficient funds available to maintain the levels of future investment required to support our product innovations. If we become dependent on a small number of funding sources (such as equity financing), constraints may materially limit our ability to expand. As a result, our business, financial condition, results of operations and cash flow may be materially and adversely affected.

Our historical financial data is derived from our former PRC subsidiaries’ and former consolidated affiliates’ books and records which were prepared in accordance with China GAAP, not U.S. GAAP.

While we have divested our mainland China operations, a significant portion of our historical financial data is based on our former PRC subsidiaries’ books and records are prepared in accordance with China GAAP. Our new operational hub in Hong Kong maintains records in accordance with Hong Kong Financial Reporting Standards (HKFRS). Despite our efforts to improve the Company’s controls and procedures, our accounting personnel do not have sufficient knowledge, experience and training in maintaining our books and records in accordance with U.S. GAAP standards. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm the value of our shares.

We are substantially dependent upon our senior management and key information technology and development personnel.

We are highly dependent on our senior management to manage our business and operations and our key research and development personnel for the development of new products and the enhancement of our existing products and technologies. In particular, we rely substantially on members of our senior management, including the Chief Executive Officers, Chief Financial Officer, and senior executives of our operating subsidiaries (including YD Network) to manage our operations.

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

As of December 31, 2025, we did not hold any registered intellectual property following the divestiture of our legacy business. We are in the process of developing new proprietary technologies for our AI and IT services, but we currently rely on a combination of copyright, trademark and trade secret laws and non-disclosure agreements and other methods to protect our developing intellectual property rights.

We also rely on trade secret rights to protect our business through non-disclosure agreements with certain employees. If any of our employees breach their non-disclosure obligations, we may not have adequate remedies in Hong Kong, and our trade secrets may become known to our competitors. In accordance with Hong Kong intellectual property laws and regulations, we will have to renew our trademarks once the terms expire.

Implementation of intellectual property-related laws in the jurisdictions where we operate can be challenging. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend our intellectual property rights, or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and the diversion of resources and management attention, which could harm our business and competitive position.

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

Our brands or reputation and the reputation of the brands of our AI and IT services may materially and adversely be affected by factors outside of its control.

Enhancing the recognition and reputation of the brands of our financial services is critical to our business and competitiveness. Factors that are important to this objective include but are not limited to our ability to:

●	maintain the quality and reliability of our technology platform;

●	provide financial institutions, corporate and individual customers and industry partners with a superior client service experience;

●	maintain accurate AI algorithms, data analytics models, and stable system performance;

●	effectively manage and resolve any customer questions or concerns; and

●	effectively protect personal information and the privacy of customers and industry partners.

Any negative publicity by the media or other parties about the foregoing or other aspects of our services, including but not limited to our management, business, compliance with laws, whether with merit or not, could severely hurt our reputation and harm our business and operating results.

Certain factors that may adversely affect our reputation are beyond our control. Negative publicity about our industry partners, service providers or other counterparties, such as negative publicity about their revenue generating practices and any failure by them to adequately protect the information of their investors, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm the reputation of our business model that works with those industry partners.

Furthermore, any negative development in the AI and IT services industry, such as data breaches, algorithmic failures, or bankruptcies of other technology platforms, or negative perception of the industry as a whole, such as that arises from any failure of other IT service providers to protect user privacy or prevent security vulnerabilities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and have a negative impact on our ability to attract new customers. Negative developments in the technology industry, such as misuse of AI technology or the closure of other service platforms, may also lead to tightened regulatory scrutiny of the industry and limit the scope of permissible business activities that may be conducted by industry participants. If any of the foregoing were to occur, our business and results of operations could be materially and adversely affected.

Our operations depend on the performance of the internet infrastructure and fixed telecommunications networks in mainland China and Hong Kong.

Our operations are primarily based in Hong Kong and depend on the performance of its internet infrastructure and fixed telecommunications networks. We rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. While we no longer have primary operations in mainland China, we may rely on its telecommunication networks for cross-border support activities, and almost all access to the internet in mainland China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our digital technology systems and platform. We cannot assure you that the internet infrastructure in the jurisdictions where we operate will be able to support the demands associated with the continued growth in internet usage.

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be adversely affected. Furthermore, if internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

Risks Related to Doing Business in Hong Kong

Compliance with Hong Kong’s data privacy, cybersecurity, and cross-border data transfer regulations may entail significant expenses and could materially and adversely affect our business.

As we expand our global operations, our business models may involve complex cross-border data flow scenarios. In Hong Kong, the Personal Data (Privacy) Ordinance (the “PDPO”) imposes increasingly strict requirements on data collection, storage, and cross-border transmission. While our current business operations primarily involve the processing and transfer of non-personal technical and commercial data, we are nonetheless subject to the PDPO in our capacity as a data user in Hong Kong. Furthermore, even for data that does not constitute “personal data” under the PDPO, our cross-border data transfer activities are subject to evolving cybersecurity standards and industrial guidelines in Hong Kong.

We believe that we and our operating subsidiaries in Hong Kong have been in compliance with the data privacy and personal information requirements of the PDPO. Moreover, we do not expect to be subject to any cybersecurity review by Hong Kong authorities for future offering. However, if our compliance measures fail to meet the stringent requirements of the PDPO and other evolving data protection laws, we may face severe regulatory scrutiny, which could result in significant fines, business interruptions, and loss of clients.

If our services are provided to customers in regulated industries, including financial institutions in Hong Kong, we may be subject to heightened compliance, technology risk management and auditability requirements.

Providing our information technology services to customers in the financial sector in Hong Kong subjects us to additional regulatory oversight. Regulators, including the Hong Kong Monetary Authority (HKMA), the Securities and Futures Commission (SFC), and the Insurance Authority (IA), have issued strict guidelines regarding outsourcing (such as HKMA’s Supervisory Policy Manual SA-2) and technology risk management (such as TM-G-1).

These regulations and guidelines mandate that financial institutions ensure their service providers maintain a high level of cyber resilience, operational traceability, and data localization. As part of these compliance obligations, we may be required to provide our financial clients and their respective regulatory authorities with direct audit rights to our technical systems, security protocols, and data processing centers.

If our technical architecture or data management frameworks fail to fully adapt to these evolving local compliance requirements, or if we are unable to facilitate the mandatory localized data storage and auditability demands, we may be disqualified from securing or maintaining engagements with financial institutional clients. Any such failure could lead to the termination of significant service contracts, exposure to legal liabilities, and substantial reputational damage, which would materially and adversely affect our business, financial condition, and results of operations.

Any inadequacy in our internal record-keeping or the lack of clear contractual governance regarding data and compliance responsibilities could expose us to significant legal liabilities and impair our ability to defend against claims.

Providing IT-related services in Hong Kong subjects us to various commercial compliance regulations. Beyond substantive compliance with data protection and sector-specific laws, we are operationally required to maintain a high level of auditability. For instance, any of our clients in highly regulated sectors are mandated by their respective regulators to ensure that their service providers maintain immutable operation logs and comprehensive audit trails.

If our internal operational processes fail to maintain adequate traces of data access, system modifications, or transaction processing, we may be unable to demonstrate our compliance during client-driven audits or regulatory inspections. Such a lack of traceable evidence could not only lead to the immediate termination of service contracts but also severely impair our legal standing. In the event of a commercial dispute or regulatory investigation, the absence of sufficient internal records may render us unable to effectively rebut allegations of non-compliance or breach of duty, thereby exposing us to substantial fines, damages, and reputational harm.

Furthermore, our business involves complex data interactions where the boundaries of data ownership and processing responsibilities must be clearly defined. If our service agreements contain oversights or loopholes – such as failing to explicitly allocate liability for data security incidents or failing to define the ownership of AI-generated insights – we may be drawn into prolonged legal disputes. Any failure to maintain clear, robust contractual arrangements and sufficient evidentiary records could significantly increase our legal exposure and materially and adversely affect our business, financial condition, and results of operations.

Our reliance on third-party cloud, technology, and outsourcing providers subjects us to operational and compliance risks that are beyond our direct control.

In delivering our AI-driven and data-driven full-stack solutions, we actively integrate our services with the ecosystems of major third-party cloud service providers, and collaborate with local system integrators and qualified suppliers. While these collaborations are essential for our infrastructure and service scalability, they introduce vulnerabilities. If these third-party providers experience technical malfunctions, cybersecurity breaches, or prolonged service disruptions, the reliability of our own solutions could be severely compromised, leading to customer dissatisfaction and potential claims for breach of service level agreements. From a regulatory perspective in Hong Kong, we remain accountable for the activities outsourced to third parties. Under the PDPO and specific financial regulatory guidelines, we are required to ensure that our service providers maintain high standards of data security and operational resilience. However, we have limited influence over the internal security protocols or financial stability of these vendors. Any failure by a third-party provider to comply with legal obligations—particularly regarding localized data storage or the handling of personal information – could result in regulatory investigations and penalties being directed at us, regardless of our own compliance efforts.

We operate most of our business outside mainland China after our reorganization and rebranding. However, due to the long arm provisions under the current laws and regulations of mainland China, the government of mainland China may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. The government of mainland China may also intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the government of mainland China may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the legal and regulatory system of mainland China cannot be certain.

We operate most of our business outside mainland China, including Hong Kong. Specifically, in December 2025, we completed the divestiture of our former VIEs (Fintech, Hengpu, and Nami) and their subsidiaries. For the years ended December 31, 2025, we generated 41% of our revenues of current business from Hong Kong.

As advised by our PRC counsel, Jingtian & Gongcheng, as of the date of this annual report, on the basis that (i) we currently do not have or intend to set up any subsidiary or VIE structure in mainland China, (ii) we do not have any business operations in mainland China, (iii) none of our and our subsidiaries’ clients are located in mainland China, and (iv) we and our subsidiary possess personal information of less than 1 million individuals in the PRC (for the purpose of this subsection (iv), including the special administrative regions of Hong Kong and Macau and Taiwan), and do not possess any core data or important data of the PRC or any information which affects or may affect national security of the PRC, we do not expect to be materially affected by recent statements by the government of mainland China indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers. However, due to long arm provisions under the current laws and regulations of mainland China, there remains regulatory uncertainty with respect to the implementation and interpretation of laws and regulations in mainland China.

As advised by our PRC counsel, Jingtian & Gongcheng, as of December 31, 2025, (i) we currently do not have or intend to set up any subsidiary or VIE structure in mainland China, (ii) we do not have any business operations in mainland China, (iii) substantially all of our and our subsidiaries’ clients are located outside mainland China, and (iv) we and our subsidiary possess personal information of less than 1 million individuals in the PRC (for the purpose of this subsection (iv), including the special administrative regions of Hong Kong and Macau and Taiwan), and do not possess any core data or important data of the PRC or any information which affects or may affect national security of the PRC, we do not expect to be materially affected by recent statements by the government of mainland China indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers. However, due to long arm provisions under the current laws and regulations of mainland China, there remains regulatory uncertainty with respect to the implementation and interpretation of laws and regulations in mainland China.

Pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. The basic policies of the PRC regarding Hong Kong as a special administrative region of the PRC are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”.

However, as the government of mainland China may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the government of mainland China to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in mainland China are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and may be inconsistent with our current policies and practices. New laws, regulations, and other government directives in mainland China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and/or

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that recently, the government of mainland China initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange.

The PRC government may intervene or influence our operations at any time or may exert control over offerings conducted overseas and foreign investment, which may result in a material change in our operations and/or the value of AIOS Tech’s Ordinary Shares. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products and services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of AIOS Tech’s Ordinary Shares, potentially rendering it worthless.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our HK Subsidiaries.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences – secession, subversion, terrorist activities, and collusion with a foreign or overseas force to endanger national security  –  and their corresponding penalties. Furthermore, on March 23, 2024, the Safeguarding National Security Ordinance (the “SNSO”) was enacted in Hong Kong pursuant to Article 23 of the Basic Law. The SNSO establishes a comprehensive legal framework covering offences such as treason, insurrection, theft of state secrets, espionage, sabotage, and external interference. These laws establish a comprehensive framework for safeguarding national security, defining offences such as secession, subversion, theft of state secrets, and external interference.

On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act (the “HKAA”), into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former and current HKSAR chief executives Carrie Lam and John Lee. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our HK Subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

The PRC government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment, which may result in a material change in our operations and/or the value of AIOS Tech’s Ordinary Shares. Additionally, the governmental and regulatory interference could significantly limit or completely AIOS Tech’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

There are political risks associated with conducting business in Hong Kong.

Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect our business operations. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since our operations are based in Hong Kong, any changes to such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. However, certain recent developments including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, and the signing of the HKAA in the U.S. on July 14, 2020 has led to various sanctions against certain Hong Kong individuals, including against the then HKSAR chief executive Carrie Lam and John Lee, who later replaced Carrie Lam as chief executive on July 1, 2022. The U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and may further impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from Mainland China. Legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including AIOS Tech, and the market price of AIOS Tech’s Class A Ordinary Shares could be adversely affected.

If the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

Under the Basic Law of the Hong Kong Special Administrative Region of PRC, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent developments including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and President Trump signed an executive order and the HKAA to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, mainland China and Hong Kong, which could potentially harm our business.

Our revenue is susceptible to the ongoing incidents or factors which affect the stability of the social, economic and political conditions in Hong Kong. Any drastic events may adversely affect our business operations. Such adverse events may include changes in economic conditions and regulatory environment, social and/or political conditions, civil disturbance or disobedience, as well as significant natural disasters. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including AIOS Tech, and the market price of AIOS Tech’s Class A Ordinary Shares could be adversely affected.

There remain some uncertainties as to whether we will be required to obtain approvals from mainland China and Hong Kong authorities to list additional AIOS Tech’s securities on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that AIOS Tech will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), adopted by six regulatory agencies of mainland China in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of mainland China-based companies and controlled by mainland China-based companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

We are also aware that recently, the government of mainland China initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over mainland China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On December 28, 2021, the CAC and other PRC authorities promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. In addition, the Cybersecurity Law, which was adopted by the Standing Committee of the National People’s Congress on November 7, 2016 and came into force on June 1, 2017, and the Cybersecurity Review Measures, or the “Review Measures”, provide that personal information and important data collected and generated by a critical information infrastructure operator, or a “CIIO”, in the course of its operations in mainland China must be stored in mainland China, and if a CIIO purchases internet products and services that affect or may affect national security, it should be subject to national security review by the CAC together with competent departments of the State Council. Under the Cybersecurity Review Measures, a network platform operator that processes the personal information of more than one million individuals and intends to conduct an overseas initial public offering shall apply for a cybersecurity review. Data processor means an individual or organization that independently makes decisions on the purpose and manner of processing in data processing activities, and data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. On September 24, 2024, the Regulations on the Network Data Security Management, or the “Data Security Regulations”, was promulgated by the State Council, and became effective as of January 1, 2025. This regulation restates and further specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. Among others, if the network data processing activities have or may have impacts on national security, such activities shall be subject to national security review in accordance with relevant laws and regulations.

Although our HK subsidiary is incorporated and operating in Hong Kong without any subsidiary or VIE structure in mainland China, the CAC may still assert jurisdiction under the Data Security Regulations and Cybersecurity Review Measures. Currently, and as of the date of this annual report, we do not expect the Review Measures to have an impact on the business and operations of AIOS Tech’s HK subsidiary, YD Network, because (i) Our HK subsidiary is not considered a CIIO by any competent PRC Government Agency ; (ii) as of the December 31, 2025, our HK subsidiary has not processed personal information of any individual customers of mainland China and collected and possesses personal information of less than 1 million individuals in the PRC ( including the special administrative regions of Hong Kong and Macau and Taiwan), and do not possess or process any data that has been identified as “Important Data” by relevant PRC Government Agencies, nor do our business activities involve any data processing activities that affects or may affect national security of the PRC; accordingly, our business and operations of AIOS Tech’s HK subsidiary does not trigger a mandatory filing for cybersecurity review under the Cybersecurity Review Measures; and (iii) as of the December 31, 2025, our HK subsidiary has not been informed by any governmental authority of mainland China of any requirement that it file for a cybersecurity review. Based on the foregoing and the advice of AIOS Tech’s PRC legal counsel, Jingtian&Gongcheng, as of the date of December 31, 2025, we believe our HK subsidiary are not required to pass the cybersecurity review of the CAC in order to list AIOS Tech’s Class A Ordinary Shares in the U.S. Nonetheless, if the authorized PRC regulatory body subsequently determines that we are required to go through such cybersecurity review, we may fail to complete such cybersecurity review procedures in a timely manner, or at all. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, reputational damage as well as legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations.

We are also aware that recently, the government of mainland China initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what potential impact such modified or new laws and regulations will have on YD Network’s daily business operations, AIOS Tech’s ability to accept foreign investments and the listing of AIOS Tech’s Class A Ordinary Shares on a U.S. or other foreign exchanges. If there is significant change to current political arrangements between mainland China and Hong Kong, the PRC government intervenes or influences operations of companies operated in Hong Kong like us, or exerts more control through change of laws and regulations over offerings conducted overseas and/or foreign investment in issuers like AIOS Tech, it may result in a material change in our operations and/or the value of the securities AIOS Tech is registering for sale or could significantly limit or completely hinder AIOS Tech’s ability to offer or continue to offer securities to investors and cause the value of AIOS Tech’s Class A Ordinary Shares to significantly decline or become worthless.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against AIOS Tech or its management named in the prospectus based on Hong Kong laws.

Currently, all of our operations are conducted outside the United States, and all of our assets are located outside the United States. All of AIOS Tech’s director and officers are not United States citizens or residents and all of their assets are located outside the United States. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against AIOS Tech or its management named in the prospectus, as judgments entered in the United States can be enforced in Hong Kong only at common law.

There is no statutory reciprocal enforcement of judgments between the United States and Hong Kong. Therefore, a judgment entered in the United States can be enforced in Hong Kong only under common law principles. To enforce a U.S. judgment in Hong Kong, a plaintiff must initiate a new legal action in a Hong Kong court, using the U.S. judgment as the basis for a debt claim. Furthermore, Hong Kong courts may stay proceedings if there is concurrent litigation elsewhere. Given these procedural obstacles and the requirement to initiate a fresh action under common law, you may incur additional costs and significant delays in seeking to enforce U.S. court judgments in Hong Kong. There is no guarantee that a Hong Kong court will ultimately recognize or enforce such judgments, which could substantially limit the legal protections available to our investors.

Risks Related to Doing Business in China

Our business and results of operations may be affected by changes in China’s economic, political or social conditions, or government policies.

Substantially all of our business operations are conducted formerly in mainland China and Hong Kong.. Our business, results of operations, financial condition and prospects are subject to economic, political and legal developments in China. China’s economy has its unique characteristics in many respects, including with respect to government regulations and oversight, growth rate, regulation of foreign currency exchange, and allocation of resources. Any changes or developments in economic conditions in China, in the policies of the PRC government, or in the laws and regulations of China could have an adverse effect on the overall economic growth of China. In response to the global and regional economic slowdowns, the PRC government has adopted policy measures aimed at stimulating the economic growth in China, and the implementation of these measures may be adjusted from industry to industry or across different regions of the country. Any adverse developments in the overall economic growth or in the geographical markets in which we operate may result in a reduction in demand for our IT solutions and AI services.. Such adverse changes could materially and adversely affect our business, financial condition and operating results.

Complexity of the PRC legal system and uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us and our investors, materially and adversely affect our financial condition and results of operations and cause our shares to significantly decline in value or become worthless.

We conduct all of our business through our subsidiaries in Hong Kong and formerly in mainland China . Our operations in mainland China are governed by PRC laws and regulations. Our former PRC subsidiaries are generally subject to laws and regulations applicable to foreign investments in China, in particular, the PRC Foreign Investment Law and the PRC Company Law. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

Although we completed the divestiture of our operations in mainland China in December 2025, we may continue to be subject to PRC laws and regulations and potential regulatory scrutiny arising from our historical business activities conducted within the territory of the PRC. The PRC regulatory authorities may initiate investigations, impose fines, or take other enforcement actions against us with respect to our prior operations in mainland China.

The PRC government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or cause the value of our securities to significantly decline or be worthless.

The Chinese government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The Chinese government has recently published new policies that significantly affected certain industries such as the education and internet industries. Recent statements made by the Chinese government have exerted the government’s oversight and control over offerings of companies with significant operations in mainland China that are to be conducted in foreign markets, as well as foreign investment in China-based issuers like we were prior to the divesture of our legacy business in December 2025. Any future action by the Chinese government expanding the categories of industries and companies whose foreign securities offerings are subject to government review could significantly limit or completely hinder our ability to offer or continue to offer securities to investors or could disallow our current operating structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, including causing the value of such securities to significantly decline or become worthless.

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

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or the “Trial Measures”, which took effect on March 31, 2023, According to these rules, the issuer or a major domestic operating company designated by the issuer, as the case may be, shall file with the CSRC, among other things, (i) with respect to its follow-on offering in the same foreign market within three business days, after completion of the follow-on offering, and (ii) with respect to its follow-on offering and listing in other foreign markets within three business days, after its initial filing of the listing application to the regulator in the place of such intended listing. If a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. If the issuer meets both of the following criteria, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; (ii) the main parts of the issuer’s operation activities are conducted in mainland China, or the principal operation premises are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have habitual residences located in mainland China.

On February 17, 2023, the CSRC held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that (1) domestic companies that have already been listed overseas on or prior to the effective date of the Trial Measures (i.e. March 31, 2023) shall be deemed as existing issuers, or the Existing Issuers, Existing Issuers are not required to complete the filling procedures immediately, and they are required to file with the CSRC when subsequent matters such as refinancing are involved; (2) domestic companies that have already obtained approval of CSRC for direct overseas offering and listing may complete the filing before the filing notice expires, otherwise it shall file with the CSRC in accordance with the Trial Measures; (3) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges (such as the completion of registration in the market of the United States or the completion of hearing in the market of Hong Kong), but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing or have to obtain regulatory approval again within such six-month transition period, they shall file with the CSRC according to the requirements; and (4) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources. Based on the Trial Measures, we believe that we are currently deemed as an “Existing Issuer” because we were listed overseas prior to March 31, 2023. Additionally, as we completed the divestiture of our former VIEs and PRC operations in December 2025, although we no longer operate through a VIE structure and maintain business operations or substantive assets in mainland China, we are required to comply with specific reporting obligations to the CSRC regarding material changes in our business operations, within three business days after the occurrence and public announcement of the relevant event. Any failure to obtain, report, or delay in obtaining the CSRC approval for our activities if such approval is required, or a rescission of such CSRC approval that we have obtained, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

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

Recent statements by the Chinese government have exerted more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. The PRC government recently initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, among other things, including adopting new measures to extend the scope of cybersecurity reviews, cracking down on illegal activities in the securities market, and expanding the efforts in anti-monopoly enforcement. We are subject to various risks and costs related to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. Such covered data is wide ranging and relates to our investors, employees, suppliers, customers and other third parties. The relevant PRC laws apply not only to third-party transactions, but also to transfers of information between AIOS Tech, offshore subsidiaries, former offshore subsidiaries, our former PRC subsidiaries, and other parties with which we have commercial relations.

The PRC regulatory and enforcement regime with regard to privacy and data security is evolving. The PRC Cyber Security Law, which was amended on October 28, 2025 and took effect on January 1, 2026, requires that a network operator take technical measures and other necessary measures in accordance with applicable laws and regulations and the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of its networks.

For more details, see “Item 3. Key Information—Risks Related to Doing Business in Hong Kong—There remain some uncertainties as to whether we will be required to obtain approvals from mainland China and Hong Kong authorities to list additional AIOS Tech’s securities on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that AIOS Tech will be able to obtain such approval.”

PRC government authorities have wide discretion in the interpretation and enforcement of these laws, including the identification of CIIO and the interpretation and enforcement of requirements potentially applicable to such operators of “critical information infrastructure.” In July 2021, the State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure took effect on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. Following the completion of the divestiture of our former PRC operations, we do not operate any business including network infrastructure within mainland China, based on our internal assessment conducted in accordance with the Cybersecurity Review Measures, we believe that the risk that we would be classified as a CIIO is relatively low.

If we are identified as a CIIO, we would be required to fulfill various obligations as required under PRC cybersecurity laws and other applicable laws for such operators of “critical information infrastructure,” including, among others, setting up a special security management organization, organizing regular cybersecurity education and training, formulating emergency plans for cyber security incidents and conducting regular emergency drills, and we may need to follow cybersecurity review procedure and apply with Cybersecurity Review Office before making certain purchases of network products and services. During cybersecurity review, we may be required to suspend the provision of any existing or new services to our users, and we may experience other disruptions of our operations, which could cause us to lose users and customers therefore resulting in adverse impacts on our business. The cybersecurity review could also lead to negative publicity and a diversion of time and attention of our management and our other resources. It could be costly and time-consuming for us to prepare application materials and make the applications. Furthermore, there can be no assurance that we will obtain the clearance or approval for these applications from the Cybersecurity Review Office and the relevant regulatory authorities in a timely manner, or at all. If we are found to be in violation of cybersecurity requirements in China, the relevant governmental authorities may, at their discretion, conduct investigations, levy fines, request app stores to take down our apps and cease to provide viewing and downloading services related to our apps, prohibit the registration of new users on our platform, or require us to change our business practices in a manner materially adverse to our business. Any of these actions may disrupt our operations and adversely affect our business, results of operations and financial condition.

On July 7, 2022, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer, which took effect on September 1, 2022. According to these measures, in addition to the requirement to conduct self-assessment on the risks of the outbound data transfer, to provide data abroad under any of the following circumstances, a data processor must apply to the national cyberspace department for data security assessment through the provincial-level cyberspace administration authority: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by a critical information infrastructure operator or a personal information processor who has processed the personal information of more than one million people; (iii) outbound transfer of personal information by a personal information processor who has made outbound transfers of the personal information of 100,000 people cumulatively or the sensitive personal information of 10,000 people cumulatively since January 1 of the previous year; and (iv) other circumstances where an application for the security assessment of an outbound data transfer is required as prescribed by the national cyberspace administration authority. The Measures for Security Assessment of Cross-border Data Transfer further stipulate the process and requirements for the security assessment. We may be subject to such outbound data security assessment with the CAC. However, on March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Flow, which provides exemptions for certain data export activities (e.g., data collected in international trade or cross-border transportation that does not contain personal information). Following the complete divestiture of our former PRC operations, we generally function as an overseas recipient rather than a PRC domestic data exporter. Therefore, we are not directly responsible for applying for security assessments with the CAC. However, if our mainland China-based clients or partners transfer data to us as part of our AI and IT solutions, they bear the primary compliance obligations. As the overseas recipient, we must cooperate with these domestic data processors to execute standard contractual clauses, facilitate security assessments, or implement other required compliance measures. Additionally, for our Hong Kong operations, we may benefit from the Memorandum of Cooperation on Facilitating Cross-border Data Flow Within the Guangdong-Hong Kong-Macao Greater Bay Area, which simplifies compliance for data flows between mainland China and Hong Kong.

The Regulation on Network Data Security Management was promulgated on September 24, 2024 and became effective on January 1, 2025. The Regulation on Network Data Security Management introduces several key obligations, including requiring network data handlers to specify the purpose and method of personal information processing, as well as the types of personal information involved, before any personal information is handled. It also clarifies definitions for important data, outlines the obligations of those handling important data, establishes broader contractual requirements for data sharing between data handlers, and introduces a new exemption for regulatory obligations regarding cross-border data transfers.

PRC regulations establish complex procedures for some acquisitions conducted by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, adopted by six PRC regulatory agencies in August 2006 and amended in June 2009, among other things, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. In addition, the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, or the Rules Concerning Security Review on M&A, issued by the Ministry of Commerce (the “MOFCOM”) in August 2011 and became effective on September 1, 2011, specify that mergers and acquisitions by foreign investors involved in “an industry related to national security” are subject to strict review by the MOFCOM, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. In December 2020, the NDRC and the MOFCOM promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. The Measures for the Security Review of Foreign Investment stipulate rules for foreign investment that is subject to security review. According to the Measures for the Security Review of Foreign Investment, procedures will be established for organizing, coordinating and guiding the security review of foreign investments, and the office in charge of the security review will be set up under the NDRC and led by the NDRC and the MOFCOM. Furthermore, the Measures for the Security Review of Foreign Investment provide that, if foreign investors or relevant parties in mainland China intend to invest in crucial information technology and internet products and services, or in crucial financial services, or in other crucial fields which relate to national security, they shall apply to the office in advance for a security review. Given that our new business focus involves AI and IT solutions, any future acquisitions we make in mainland China may likely fall under “crucial information technology” and trigger such security reviews.

While we historically believed our legacy business was not in an industry related to national security, our strategic pivot to AI and data solutions moves us into a sector that is increasingly scrutinized. We cannot preclude the possibility that our AI technologies or data processing activities may be categorized as “crucial information technology” or engaging in “crucial fields relating to national security” by PRC authorities. In such case, our future acquisitions and investment in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

Moreover, according to the Anti-Monopoly Law, as amended and effective on August 1, 2022, the SAMR shall be notified in advance of any concentration of undertaking if certain filing thresholds are triggered. We may grow our business in part by directly acquiring complementary businesses in China. Complying with the requirements of the laws and regulations mentioned above and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the SAMR, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

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

Since 2014, Chinese economic growth has been slowing down from double-digit GDP speed. The annual rate of growth declined from 7.3% in 2014 to 6.9% in 2015, to 6.7% in 2016, to 6.9% in 2017, to 6.6% in 2018, and to 6.1% in 2019. Due to the impact of COVID-19, China’s economic growth rate in 2020 has slowed to 2.3%, its lowest level in years. The China’s economic growth rate were 8.1% in 2021, 2.8% in 2022, 5.2% in 2023 and 5% in 2024, and approximately 5% in 2025,which is fluctuating. While technology-based financial services companies have not been affected by the pandemic on the same level as companies in certain other industries, nevertheless a slow economic growth could adversely affect many of our customers and partners, which in turn may materially adversely affect our financial condition and results of operations.

Under the Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC stockholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise.

On April 22, 2009, the State Administration of Taxation of China issued the Circular on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the De Facto Standards of Organizational Management, or Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Taxation Administration’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) its senior management in charge of daily operations resides or performs their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate stamps, board and stockholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management are often resident in China. Further to Circular 82, the State Taxation Administration issued the Bulletin on Promulgation of the Administrative Measures for Income Tax of Chinese-Controlled Offshore-Incorporated Resident Enterprises (Trial Implementation), which took effect in September 2011, to provide more guidance on the implementation of Circular 82. This bulletin provides for procedures and administration details of determination on resident status and administration on post-determination matters. A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and must pay a withholding tax at a rate of 10% when paying dividends to its non-PRC stockholders.

AIOS Tech does not have a PRC enterprise or enterprise group as its primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of the Circular 82, so we believe the Circular 82 is not applicable to us.

We do not believe that we meet some of the conditions outlined. The key assets and records of AIOS Tech including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that have been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that AIOS Tech should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in Circular 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

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

If we were treated as a “resident enterprise” by the PRC tax authorities, we would be subject to taxation in both the U.S. and China. As there is no effective comprehensive income tax treaty between the PRC and the United States, such dividends may also be subject to U.S. federal income tax, potentially resulting in double taxation. We would need to rely on U.S. foreign tax credits (subject to limitations) to mitigate such exposure, but full relief is not guaranteed..

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

We have notified our shareholders whom we know are PRC residents or entities to register with the local SAFE branch and update their registrations as required under the SAFE regulations described above. Due to the significant restructuring and divestiture of our VIEs in December 2025, our PRC resident shareholders and entity shareholders are required to file amendments to their existing SAFE registrations or ODI filings to reflect the material changes in our company’s asset structure. We cannot assure you that they will be able to complete such amendment registrations in a timely manner.

We, however, cannot provide any assurances that all of our shareholders who are PRC residents and entities have filed or will file all applicable registrations or update previously filed registrations as required. The failure or inability of our PRC resident shareholders and entities to comply with the registration procedures or other applicable PRC regulations may subject the PRC resident shareholders and entities to fines and legal sanctions, such non-compliance could restrict our cross-border investment activities, delay or obstruct the remittance of our divestiture proceeds out of mainland China to our offshore accounts, and limit the ability of any future PRC subsidiaries we may establish to distribute dividends to us or obtain foreign exchange-denominated loans.

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

In addition to SAFE Circular No. 37, our ability to conduct foreign exchange activities in the PRC may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by SAFE in January 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”). Under the Individual Foreign Exchange Rules, any PRC individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions. PRC individuals who fail to make such registrations may be subject to warnings, fines or other liabilities under PRC laws.

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

While we completed the restructure and divestiture of our VIEs in December 2025, we cannot be certain whether the failure by any of our PRC resident stockholders to make the required registrations will result in regulatory pushback against us. Such individual non-compliance could restrict our ability to conduct future cross-border investment activities, which could have an adverse effect on our broader strategic plans and financial condition.

Fluctuations in exchange rates have historically impacted our financial results, and while our exposure to the Renminbi (RMB) has been significantly reduced following our divestiture, we may still face residual currency risks.

Prior to the completion of the divestiture of our mainland China operations in December 2025, our revenues and expenses were primarily denominated in RMB. Changes in the value of the RMB against the U.S. dollar and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. We reflect the impact of currency translation adjustments in our financial statements under the heading “accumulated other comprehensive income (loss).” For the years ended December 31, 2025, 2024 and 2023, we had foreign currency translation gain of $17,491,144, loss of $6,017,982, and $4,536,797, respectively.

Additional factors outside of our control related to doing business could negatively affect our business.

Although we completed the divestiture of our mainland China operations in December 2025 and no longer incur direct operational or labor costs in mainland China, our business operations,now primarily based in Hong Kong, remain susceptible to broader geopolitical and regional risks. Ongoing geopolitical friction between the United States and China has resulted in dynamically changing trade sanctions, export controls, and restrictions on technology transfers. We operate in Hong Kong and the high-tech/AI sector, we remain vulnerable to international regulatory shifts.

Risks Related to Our Corporate Structure

Our currently corporate structure and business operations are subject to uncertainties with respect to the interpretation and implementation of the PRC Foreign Investment Law.

Following the divestiture of our former VIEs in December 2025, we no longer operate through a variable interest entity structure. We now conduct our business in China primarily through our Wholly Foreign-Owned Enterprises (WFOEs). However, the Foreign Investment Law stipulates that foreign investment includes “other means” stipulated by laws or administrative regulations. There is no assurance that our direct equity structure in the AI and IT sector would not be subject to scrutiny under the “Negative List” or other market access requirements. If future laws or regulations mandate further actions to be taken by companies with respect to foreign ownership in the technology sector, we may face substantial uncertainties. Failure to take timely and appropriate measures to cope with any of these regulatory compliance challenges could materially and adversely affect our corporate structure and business operations.

If the PRC government finds that corporate structure does not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

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

We are a British Virgin Islands company. To comply with PRC laws and regulations, we historically conducted our legacy operations through a series of contractual arrangements (VIEs). However, currently, we conduct our AI and IT service operations in China and Hong Kong through our directly owned subsidiaries. We believe our current ownership structure is not in violation of existing PRC laws, rules and regulations. However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations (especially regarding foreign ownership in Generative AI and data processing sectors). If the PRC government determines that our ownership structure does not comply with the restrictions contained in the Negative List, we could be subject to severe penalties, forced to relinquish our interests in those operations, or required to restructure our ownership.

Historical contractual arrangements in relation to our consolidated variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated variable interest entities owe additional taxes, which could negatively affect our financial condition and the value of your investment.

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

Although we divested our VIEs in December 2025,We may face material and adverse tax consequences if the PRC tax authorities determine that the historical contractual arrangements between our PRC subsidiaries and our former consolidated VIEs were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by former VIEs for PRC tax purposes, which could in turn increase our historical tax liabilities. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on us for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if such historical tax liabilities are reassessed.

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

The trading price for our Class A common shares has fluctuated since we first listed our common shares. The trading price of our Class A common shares has ranged from $0.960 to $9.330 per share for the year ended December 31, 2025, and the last reported trading price on April 17, 2026 was $0.5901 per Class A common share. The market price of our common shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

If we fail to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common shares may decline.

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

As a public company, we incur legal, accounting and other expenses that we did not incur as a private company. For example, we engage U.S. securities law counsel and U.S. GAAP auditors and we make annual payments for listing on a stock exchange. In addition, the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC and NASDAQ, has required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we incur additional costs associated with our public company reporting requirements. While it is impossible to determine the amounts of such expenses in advance, we expect that we will incur material additional expenses per year as we adapt to the evolving regulatory landscape concerning AI and data security.

Item 4. Information on the Company

A.	History and Development of the Company

AIOS TECH INC., formerly Hebron Technology Co., Ltd. or Nisun International Enterprise Development Group Co., Ltd (“AIOS Tech” or the “Company”) is now a technology-driven enterprise providing comprehensive financing solutions to SMEs and information technology services.

The Company was established under the laws of the British Virgin Islands (“BVI”) on May 29, 2012 as a company limited by shares. Prior to its strategic restructuring in late 2025, the Company was a holding company and conducted its business through its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of VIEs in the People’s Republic of China (“PRC”). Following the divestiture of its legacy businesses and the termination of the VIE structure in December 2025, the Company currently conducts its information technology services through its Hong Kong-based subsidiary, YD Network Technology Company Limited, and directly engages in SME financing solutions in overseas markets (outside mainland China) through the parent company.

To be specific, since its inception, the Company has undergone three major reorganizations and launched its fourth major corporate restructuring and strategic transformation in late 2025. Details are as follows:

1. First Restructuring (IPO-Related Restructuring)

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

2. Second Restructuring (Acquisition of Financial Services Business)

We commenced the second corporate restructure in July 2019 for the acquisition of our financial services business. We expanded our operations into the financial services industry through the acquisition of NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd. (“NiSun BVI”), its subsidiaries, and consolidated affiliate, Fintech (Shanghai) Digital Technology Co., Ltd. (“Fintech”), and subsidiaries of Fintech (collectively, the “Fintech Group”). In 2019, the Fintech Group provided comprehensive financing solution services to SMEs primarily in connection with SME financings sponsored or underwritten by financial institutions, and also provided distribution and management services for direct banking products issued by small- and medium-sized commercial banks in China.

Since July 2019, the Company’s financial services operations have experienced significant growth through several subsequent acquisitions and organizational changes:

●	In December 2019, we acquired a controlling interest in Beijing Hengtai Puhui Information Service Co. Ltd., a PRC company, and its subsidiaries (collectively, “Hengpu” or “Hengpu Subsidiary Group”) through certain contractual arrangements. Hengpu provides a full set of financing solution services in SME financings.

●	In May 2020, we acquired Nami Holding (Cayman) Co., Ltd., a Cayman Islands exempted company (“Nami Cayman”), and its subsidiaries and consolidated affiliated entity (collectively, “Nami” or “Nami Subsidiary Group”) pursuant to a share purchase agreement. Nami provides financial advisory and intermediary financing solutions services, matching small- and mid-sized enterprises with high quality investors in China.

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

3. Third Restructuring (Divestiture of Legacy Business)

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

4. Fourth Restructuring and Strategic Transformation

To optimize its asset structure and pivot its strategic focus toward high-growth technology sectors, the Company initiated its fourth major corporate restructuring and strategic transformation in late 2025:

●	On December 1, 2025, we commenced our new business segment in artificial intelligence and technology-enabled professional services through the acquisition of YD Network Technology Company Limited, a company specialized in providing information technology services in Hong Kong, for a total consideration of US$50,000. Our new business focus includes AI-driven IT solutions, customized financial technology services, and data-driven full-stack solutions.

●

On December 23, 2025, we entered into a share purchase agreement with Everstone Global Holdings Limited. Pursuant to the agreement, we transferred 100% of the equity interest in NiSun BVI and its subsidiaries (collectively, the “Divested Subsidiaries”) to Everstone Global Holdings Limited, an unaffiliated third party, for a total consideration of US$50,000.

As a result of this transaction, we have discontinued our legacy SME financing services business in mainland China and supply chain businesses. The financial results of the Divested Subsidiaries are no longer consolidated into the Company’s financial statements after December 23, 2025, and are reported as discontinued operations for the relevant periods. As of the date of this annual report, we are primarily engaged in providing AI-powered technology and data-driven professional services through YD Network and offering SME financing solutions in overseas markets, including Hong Kong, directly through our AIOS Tech.

In connection with our transformation of business, we implemented a corporate rebranding to better reflect our new business focus. Effective February 12, 2026, we officially changed our corporate name from “Nisun International Enterprise Development Group Co., Ltd” to “AIOS Tech Inc.” and our Nasdaq ticker symbol from “NISN” to “AIOS”. This rebranding marks the completion of our exit from legacy business lines and our full transition to the artificial intelligence and information technology sectors.

Corporate Information

Our principal executive offices are located at Room 407, Tower 2, Harbour Centre, 8 Hok Cheung Street, Hunghom, Kowloon, Hong Kong. Our telephone number is +852-400-6037-555.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

Principal Corporate Activities

Below is a brief summary of principal activities of our Company since its formation.

●	January 25, 2005, Xibolun Equipment was incorporated.

●	June 14, 2011, Xibolun HK was formed in accordance with laws and regulations of Hong Kong.

●	July 21, 2011, Xibolun HK acquired 30% ownership interest of Xibolun Equipment.

●	May 29, 2012, Hebron Technology was established under the laws of the British Virgin Islands as a holding company.

●	September 24, 2012, Xibolun Automation was incorporated.

●	December 5, 2012, Xibolun HK acquired 100% ownership interest of Xibolun Automation from Hebron Technology, Xibolun Equipment, and Zhejiang Xibolun.

●	October 22, 2012, Hebron Technology acquired 100% ownership interest of Xibolun HK. As a result, Xibolun HK became a wholly owned subsidiary of Hebron Technology.

●	July 29, 2013, Mr. Anyuan Sun transferred his 70% ownership interest in Xibolun Equipment to Xibolun Automation.

●	December 27, 2016, Hebron Technology completed an initial public offering of 2,695,347 common shares. The offering was completed at an issuance price of $4.00 per share. Prior to the offering, the Company had 12,000,000 issued and outstanding shares, and after the offering, the Company had 14,695,347 issued and outstanding shares. The Company issued to the placement agent in the initial public offering, warrants to purchase 134,768 common shares for an exercise price of $4.80 per share. The placement agent’s warrants have a term of three years.

●	March 7, 2018, Hebron Technology re-classified and re-designated our common shares into Class A common shares and Class B common shares by filing the Third Amended and Restated Memorandum of Association with the BVI Registrar of Corporate Affairs. Pursuant to the Third Amended and Restated Memorandum of Association, our authorized shares are re-classified and re-designated into 50,000,000 common shares of par value of US$0.001 each, of which 40,000,000 share are designated as Class A common shares of par value of US$0.001 each and 10,000,000 shares are designated as Class B common shares of par value of US$0.001 each. Each Class A common share is entitled to one vote and each Class B common share is entitled to five votes on all matters subject to vote at our shareholders’ meetings. After the reclassification and re-designation, 6,916,947 Class A common shares and 7,778,400 Class B common shares were issued and outstanding. Our former Chief Executive Officer, Mr. Anyuan Sun, beneficially owns all of the 7,778,400 Class B common shares. The Nasdaq marketplace effective date is March 12, 2018.

●	March 10, 2018, Hebron Technology entered into a share acquisition agreement with the sole shareholder of Xuzhou Weijia Bio-Tech Co., Ltd. (“Weijia Bio-Tech”) and Weijia Bio-Tech to acquire 49% of the equity in Weijia Bio-Tech. As consideration, we were obligated to issue 1,442,778 unregistered Class A common shares (based on an agreed value of $2.00 per share) to the individuals designated by the selling shareholder of Weijia Bio-Tech within 20 business days after signing the agreement. On April 17, 2018, the parties signed an addendum to extend 20 business days to 40 business days. Effective as of April 9, 2018, we issued 1,442,778 unregistered Class A common shares pursuant to the agreement. On or about April 11, 2018, we completed the acquisition of the 49% equity interest in Weijia Bio-Tech.

●	April 16, 2019, Hebron Technology entered into a securities purchase agreement with Wise Metro Development Co., Ltd. (“Wise Metro”), Zuoqiao Sun Zhang (“Sun Zhang”; and together with Wise, “Sellers”) and NiSun Cayman, pursuant to which NiSun Cayman would acquire 7,778,400 Class B Common Shares from the Sellers. Upon the consummation of the share purchase transaction in July 2019, all of the Class B common shares were automatically converted into Class A common shares.

●	July 12, 2019, Hebron Technology acquired all of the equity of NiSun BVI for a consideration of $7 million. NiSun BVI effectively controls Fintech through a series of variable interest agreements. At acquisition, Fintech was the parent company of Khorgos Fintech Network Technology Co., Ltd (“Khorgos”), Jilin Lingang Trade Co., Ltd (“Jilin”) and NiSun Family Office (Guangzhou) Co., Ltd (“Guangzhou”).

●	November 8, 2019, NiSun BVI entered into a cooperation agreement with Tai’an Keyuan Infrastructure Investment Construction Co., Ltd. (“Keyuan”) to form a joint venture entity, Shandong Taiding International Investment Co., Ltd (“Taiding”), of which NiSun BVI and Keyuan hold 80% and 20%, respectively, of the equity interest in Taiding. Taiding was formed on November 12, 2019.

●	December 15, 2019, Hebron Technology entered into a share exchange agreement with Hengpu and shareholders of Hengpu to acquire a controlling interest in Hengpu in exchange for issuance of 1,440,894 Class A Common Share of the Company to Hengpu’s shareholders. The Company, through its subsidiary NingChen, obtained an effective control of Hengpu upon the entry into a series of VIE agreements with Hengpu. At acquisition, Hengpu owned a 92% equity interest of Hangzhou Fengtai Technology Co., Ltd (“Fengtai”) and 100% equity interest of Dunhua Midtown Assets Management Registration Center Co., Ltd.

●	May 31, 2020, Hebron Technology acquired Nami Cayman, and its subsidiaries and consolidated affiliated entity (collectively, “Nami” or “Nami Subsidiary Group”) pursuant to a share purchase agreement. At acquisition, Nami Cayman owned all of the equity in Nami HK and Naqing, and Naqing controlled Nami Shanghai through a series of VIE agreements. Nami provides financial advisory and intermediary financing solutions services matching small- and mid-sized enterprises and high quality investors in China.

●	September 22, 2020, we changed our corporate name from “Hebron Technology Co., Ltd.” to “Nisun International Enterprise Development Group Co., Ltd” and in connection with the name change, the trading symbol of our Class A common shares on the Nasdaq Capital Market was changed to “NISN” from “HEBT,” effective on November 16, 2020. The new corporate name reflects our Company’s current core business and enables different service business to integrate various brands under one corporate identity.

●	November 30, 2020, to streamline our businesses, we disposed of Xibolun HK to Wise Metro, an entity controlled by our former Chairman and CEO, Mr. Anyuan Sun. The disposition of Xibolun HK (the “Disposition”) was consummated pursuant to a Call Option Agreement we entered on April 16, 2019 with Wise Metro under which Wise Metro was granted an option to purchase all of the equity of the Xibolun Group for a period beginning six months after the effective date of the Call Option Agreement and expiring two years and six months after the agreement effective date. Upon exercise, the purchase price to exercise the Call Option Agreement would be equal to the fair market value of the Xibolun Group at the time of exercise of the Call Option as determined by a qualified and experienced business appraisal firm appointed by us and Wise Metro. On June 14, 2019, our shareholders approved our entry into the Call Option Agreement. On May 11, 2020, Wise Metro exercised the Call Option to acquire the Xibolun Group. We completed the Disposition on November 30, 2020.

●	December 15, 2020, based on a preliminary agreement with the local government, the Company established a wholly owned subsidiary, Nisun (Shandong) Industry Development Co., Ltd (“Nisun Shandong”), in Tai’an, Shandong province. Nisun Shandong is a holding company for our PRC operating subsidiaries and is expected to be a key operations platform.

●	December 21, 2020, the Company announced that Fintech entered into a strategic collaboration agreement with Shanghai Petroleum and Natural Gas Exchange (“SHPGX”). SHPGX is a national-level energy trading platform for energy products approved by the Shanghai municipal government and operates under the direct guidance of the National Development and Reform Commission and the National Energy Administration. Under the agreement, Fintech and SHPGX agreed to join forces to expand technology support services to members of SHPGX’s trading platform through the provision of supply chain management and financial services, targeting upstream and downstream enterprises in the energy industry.

●	August through December 2020, Fintech formed a number of operating subsidiaries in different regions of China in response to the operational demands in our supply chain solutions services, including:

●	Fintech (Henan) Supply Chain Management Co., Ltd. (“Fintech Henan”), a wholly owned subsidiary;

●	Fintech (Jiangsu) Supply Chain Management Co., Ltd. (“Fintech Jiangsu”), a wholly owned subsidiary, which was deregistered in February 2024 after it had ceased operation;

●	Fanlunke Supply Chain Management (Shanghai) Co., Ltd. (“Fanlunke”), a wholly owned subsidiary;

●	Fintech Supply Chain Management (Ningbo) Co., Ltd, a wholly owned subsidiary;

●	Nanjing Nisun Gold Co., Ltd. (“Nisun Gold”), a wholly owned subsidiary;

●	Fintech Supply Chain Management (Shandong) Co., Ltd. (“Fintech Shandong”), a wholly owned subsidiary;

●	Jilin Province Lingang Hengda Supply Chain Management Co., Ltd. (“Lingang Hengda”), a wholly owned subsidiary of Jilin Province Lingang Supply Chain Management Co., Ltd (Lingang Hengda was deregistered in August 2024 after it had ceased operation);

●	Shanxi Fintech Supply Chain Management Co., Ltd (“Fintech Shanxi”), a wholly owned subsidiary (Fintech Shanxi was deregistered in July 2023 due to inactivity);

●	Inner Mongolia Fintech Supply Chain Management Co., Ltd (“Fintech Inner Mongolia”), a 70%-owned subsidiary (Fintech Inner Mongolia was deregistered in November 2022 after it had ceased operation).

●	December 29, 2021, Nisun HK formed Zhumadian NiSun Supply Chain Management Co., Ltd. (“Nisun ZMD”), a wholly owned PRC operating subsidiary;

●	July 30, 2021, Nisun HK formed NiSun Ocean (Qingdao) Supply Chain Investment Co., Ltd. (“Nisun Ocean”), a wholly owned PRC operating subsidiary;

●	May through October 2021, Fintech formed the following subsidiaries:

●	Jiangxi Fintech Supply Chain Management Co., Ltd. (“Fintech Jiangxi”), a wholly owned subsidiary (Fintech Jiangxi was deregistered in May 2023 due to inactivity to reduce maintenance costs);

●	Fintech Supply Chain Management (Shanxi) Co., Ltd. (“Fintech SX”), a wholly owned subsidiary (Fintech SX was deregistered in February 2023 due to inactivity to reduce maintenance costs);

●	Liaogang NiSun (Yingkou) Supply Chain Management Co., Ltd.(“Liaogang”), a 51%-owned subsidiary;

●	Liaogang NiSun (Shanghai) Supply Chain Management Co., Ltd.(“Liaogang SH”), a wholly owned subsidiary of Liaogang (Liaogang SH was deregistered in October 2023 after it had ceased operations); and

●	Fintech (Zibo) Supply Chain Management Co., Ltd. (“Fintech Zibo”), a wholly owned subsidiary (Fintech Zibo was sold to an unrelated third party in October 2024).

●	In December 2021, the Company closed a firm commitment underwritten public offering of 19.25 million Class A common shares and pre-funded warrants to purchase Class A common shares, with gross proceeds to the Company of $77 million, before deducting underwriting discounts and commissions and other expenses. The pre-funded warrants were offered at the same $4.00 price per share as the common shares, less the $0.001 per share exercise price of each pre-funded warrant.

●	January 13, 2022, the Company adopted the Amended and Restated Memorandum and Articles of Association (the “Amended M&A”) to increase the number of Class A common shares the Company was authorized to issue. Pursuant to the Amended M&A, the Company is authorized to issue a maximum of 310,000,000 common shares divided into (i) 300,000,000 Class A common shares of par value of $0.001 each, and (ii) 10,000,000 Class B common shares of par value of $0.001 each.

●	January 2022, Fintech Henan acquired a 51% equity interest in Henan Youjiatian Agricultural Technology Co., Ltd (“Youjiatian”) for a cash consideration of RMB0.51 million (approximately $80,280).

●	June 8, 2022, Nisun Ocean formed Nisun Haiyuan (Qingdao) Supply Chain Co., Ltd. (“Nisun Haiyuan”), a 51%-owned subsidiary;

●	July 2022, Nisun Ocean acquired 100% of the equity interest in Qingdao Sailang International Trade Co., Ltd. (“Qingdao Sailang”) for a cash consideration of RMB5.0 million (approximately $741,477);

●	September 23, 2022, Nami Shanghai changed its company name from Shanghai Nami Financial Consulting Co., Ltd. to Shanghai Luyao Financial Consulting Co., Ltd. (“Luyao Shanghai”); and

●	November 7, 2022, Nisun HK formed NiSun (Beijing) Supply Chain Management Co., Ltd. (“Nisun Beijing”), a wholly owned PRC operating subsidiary.

●	March through December 2022, Fintech formed the following operating subsidiaries:

●	Nisun Supply Chain Management (Mishan City) Co., Ltd. (“Nisun Mishan”), a wholly owned subsidiary (Nisun Mishan was deregistered in March 2024 because of inactivity to reduce maintenance costs);

●	Fintech Supply Chain Management (Anhui) Co., Ltd. (“Fintech Anhui”), a wholly owned subsidiary;

●	Fintech Supply Chain Management (Shenzhen) Co., Ltd. (“Fintech Shenzhen”), a wholly owned subsidiary; and

●	Henan Nisun Huaixiang Food Co., Ltd. (“Nisun Huaixiang”), a wholly owned subsidiary (Nisun Huaixiang had no business operations and was subsequently transferred to NiSun Agricultural Group Co., Ltd. in February 2023).

●	December 2022, Fintech Henan sold all of its equity interest in Youjiatian to Shandong Yongdao Zhihe Property Management Co., Ltd., for a cash consideration of RMB2.0 million (approximately $289,973).

●	May 17, 2023, the Company effected a share consolidation (the “Reverse Share Split”) of its authorized shares, including issued Class A Common Shares, at a ratio of one-for-ten. The Reverse Share Split was reflected with NASDAQ Capital Market and in the marketplace at the open of business on May 18, 2023. As a result of the Reverse Share Split, all 310,000,000 authorized common shares, divided into 300,000,000 Class A Common Shares, par value of US$0.001, and 10,000,000 Class B Common Shares, par value of $0.001, were consolidated into 31,000,000 common shares, divided into 30,000,000 Class A Common Shares, par value of $0.01, and 1,000,000 Class B Common Shares, par value of $0.01. Immediately prior to the effective time, there were 40,057,159 Class A Common Shares outstanding. As a result of the Reverse Share Split, approximately 4,005,708 Class A Common Shares were outstanding. No fractional shares were issued to the shareholders in connection with the Reverse Share Split. The Company was required to purchase and redeem at market value the resulting fractional shares.

●	June through August 2023, NingChen formed the following the operating subsidiaries:

●	Shanghai Keqiya International Trade Co., Ltd. (“Keqiya”), a wholly owned subsidiary;

●	Fanningke Digital Technology (Shanghai) Co., Ltd. (“Fanningke”), a wholly owned subsidiary;

●	Fanshengke Supply Chain (Shanghai) Co., Ltd. (“Fanshengke”), a wholly owned subsidiary; and

●	Fintech (Henan) Trading Co., Ltd. (“Henan Trading”), a wholly owned subsidiary.

●	March through December 2024, our PRC Subsidiaries formed several operating subsidiaries, including:

●	March 19, 2024, Fanshengke formed Fanshengke Supply Chain (Fujian) Co., Ltd. (“Fanshengke Fujian”), a wholly owned subsidiary;

●	July 12, 2024, Fanningke formed Khorgos Fanning Network Technology Co., Ltd. (“Khorgos Fanning”), a wholly owned subsidiary;

●	December 4, 2024, NingChen formed Shanghai Ningzhuan Trading Partnership Enterprise (“Ningzhuan”), a partnership in which NingChen owns a 95% partnership interest;

●	December 12, 2024, Fanlunke formed Fanlunke Trading (Nanjing) Co., Ltd. (“Fanlunke Nanjing”), a wholly owned subsidiary;

●	June 27, 2024, Fintech formed Henan Fintech Digital Technology Co., Ltd. (“Henan Fintech”), a wholly owned subsidiary;

●	December 2024, Sailang acquired a 96.7% equity interest in Hebei Ruizu Trading Co., Ltd. (“Hebei Ruizu”) from an unrelated individual for no consideration. Through capital contribution, Sailang increased its holding to 99% of the equity of Hebei Ruizu;

●	August 2024, Keqiya acquired a 9% equity interest of Nanjing Pin Bai Sheng Catering Management Co., Ltd. for RMB0.9 million (approximately $123,300).

●	October 2024, Fintech sold all of its equity interest in Fintech Henan including Fintech Henan’s wholly owned subsidiary, Fintech Zibo, to Kaifeng Runhao Trading Co., Ltd., an unrelated third party, for a cash consideration of RMB0.1 million (approximately $13,700); and

●	October 2024, Fanlunke sold all of its equity interest in Fintech Anhui to Kaifeng Runhao Trading Co., Ltd., an unrelated third party, for a cash consideration of RMB3.6 million (approximately $493,198).

●	December 1, 2025, we acquired YD Network Technology Company Limited, a company specialized in providing information technology services in Hong Kong, to commence AI and technology-enabled professional services;

●	February 18, 2025, Hebei Ruizu acquired a 70% equity interest in Zhetai Tianjin. Subsequently, on June 13, 2025, the shareholder of Zhetai Tianjin was changed to Hebei Zhetai Technology Group Co., Ltd., an unrelated third party, and Zhetai Tianjin ceased to be our subsidiary;

●	April 2, 2025, Henan Ningcheng, a 51% subsidiary of Fanlunke, was established. Henan Ningcheng was subsequently dissolved on August 11, 2025;

●	December 23, 2025, we transferred 100% of the equity interest in NiSun BVI to complete the divestiture of our legacy business, for a cash consideration of US$50,000.

●	February 12, 2026, we changed our corporate name from “Nisun International Enterprise Development Group Co., Ltd” to “AIOS Tech Inc.” and our Nasdaq ticker symbol from “NISN” to “AIOS”. This rebranding marks the completion of our exit from legacy business lines and our full transition to the artificial intelligence and information technology sectors.

B.	Business Overview

AIOS Tech is a technology-driven professional service provider. Following our strategic transformation in December 2025, our current operations primarily consist of two service segments: SME financing solutions and information technology services

Prior to May 2025, the Company primarily conducted its operations through its subsidiaries, former VIEs, and subsidiaries of the former VIEs, located within the PRC. On November 30, 2025, as part of a strategic shift, the Company completed the transfer of Nisun BVI and all of its subsidiaries to an independent third party, and discontinued its former financial services in mainland China and supply chain trading businesses.

In June 2025, in furtherance of its strategic transformation, the Company relaunched its SME financing solution business outside mainland China, with AIOS Tech itself conducting relevant overseas operations. Meanwhile, effective December 1, 2025, the Company acquired a new operating entity, YD Network, and gradually shifted its business focus to information technology services, progressively implementing the management’s strategic focus on positioning the Company as a provider of AI and technology-empowered professional services. Since then, the Company has been committed to building a comprehensive digital transformation service system through the “AI + Technology Empowerment” positioning. Leveraging the strategic advantages of Hong Kong as an Asia-Pacific digital hub, the Company integrates technological implementation, industry adaptation, and compliance assurance to provide integrated services from consulting and planning to technical implementation and long-term operation.

Although our new information technology professional services business was officially launched on December 1, 2025, it successfully generated nearly half of our total revenue for the fiscal.

Our Products and Services

Following our strategic transformation in December 2025 and our subsequent corporate rebranding to AIOS Tech Inc., we are repositioned as technology-driven professional service provider, aiming to provide professional services to our clients, including SME financing solutions and information technology services, as of December 31, 2025.

SME Financing Solutions

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

By offering a comprehensive range of financing solutions, encompassing the design, issuance, distribution, and management of financial products, to SMEs, we generate one-time advisory fees from the services provided to SMEs.

Information Technology Services

We provide end-to-end digital transformation support for enterprises. Leveraging Hong Kong’s geographical and compliance advantages as an Asia-Pacific digital hub, we are committed to connecting the key links of “technology implementation - industry adaptation - compliance guarantee”, delivering integrated services for enterprises ranging from pre-consulting and planning, mid-term technical implementation to long-term operation and maintenance. Ultimately, we strive to help clients achieve multiple goals of cost reduction and efficiency improvement, business innovation, and compliance upgrading.

As of December 31, 2025, our information technology services consist of the following four segments:

IT services for commercial clients across all industries

We provide customized software development, system integration, and cloud technology solutions to accelerate the upgrading of digital infrastructure for clients across all industries.

Revenue in this sector is primarily generated through one-time project-based fees. We enter into one-time fee agreements adopting a fixed price plus milestone payment model.

Customized IT solutions for the financial industry

We focus on core needs such as business process digitalization and intelligent risk control, tailoring our solutions to the regulatory and business scenarios of Hong Kong as an international financial center;

Revenue in this sector is primarily generated through one-time project-based fees. Customers pay in defined milestones (e.g., project initiation advance, post-delivery testing payment, and final acceptance payment).

Data-driven full-stack solutions

We offer data assetization, enterprise-level data middle platform construction, and AI integration application services to facilitate data-driven decision making.

Revenue in this sector is generated through a hybrid model. For our standardized SaaS Data Middle Platform targeted at micro and SMEs, we charge recurring SaaS subscription fees on an annual or quarterly basis. For customized enterprise-level data middle platforms and cross-border data compliance solutions targeted at large institutions, we charge one-time project-based fees.

AI-driven full-scenario services

We provide AI model development, platform construction, and infrastructure deployment. We also provide lightweight and implementable AI application suites for various industries.

Revenue in this sector is also generated through a hybrid model. Our standardized AI Customer Service Suites generate recurring SaaS subscription fees on an annual or quarterly basis . Meanwhile, the development of customized AI models generates one-time project-based fees.

Our Strengths

We believe our following strengths position us to capitalize on opportunities in the digital transformation, fintech, and AI-enabled professional services sectors across Hong Kong and Southeast Asia:

●

Comprehensive Financial Solutions for SMEs. We have the scale and capacity to provide a  variety of financial solutions to SMEs. Our multi-faceted approach ensures that each line of our operations complements the services provided by other subsidiaries, allowing customers to benefit from our combined service capacity and a wide array of financing options. Our integrated solutions systems enable SMEs to acquire fundings in an efficient and customized manner, facilitating healthy enterprise development.

●	Differentiated Capabilities Driven by Dual Engines of Technology and Industry. Technically, we have built a full-stack technology foundation covering cloud-native architecture, big data processing, and AI model development, which adapts to hybrid cloud and multi-cloud management needs and can flexibly respond to the digital demands of enterprises of different sizes. Industrially, we focus on in-depth cultivation of the financial sector while accumulating digital transformation experience in retail, manufacturing and other industries, achieving precise alignment of “general technical capabilities + industry-specific solutions”.

●	Geographical and Ecological Synergy Advantages. Based on Hong Kong’s dual positioning as an international financial center and an Asia-Pacific digital hub, we can not only rely on local sound digital infrastructure to meet global customer needs, but also link with mainland technology centers to form a collaborative network of “local services + cross-border support”, providing 7×24-hour operation and maintenance support. Meanwhile, we can quickly access the ecosystems of major cloud service providers such as AWS, Azure, and Alibaba Cloud, as well as industry resources including the Hong Kong Fintech Association, to build a diversified cooperation network.

●	Cost-Effective and Highly Adaptable AI Implementation Capabilities. Drawing on advanced industry practices, we integrate lightweight architecture with open-source ecosystems and combine AI deployment with traditional solutions, significantly lowering the technical threshold for adoption by small and medium-sized customers. At the same time, we focus on in-depth cultivation of vertical scenarios such as financial intelligent risk control and enterprise intelligent customer service, improving the accuracy of solutions through the model of “niche entry and in-depth penetration”.

Our Strategy

Our mission is to transform the corporate finance industry by cultivating a finance ecosystem characterized by openness and empowerment and empower enterprises’ digital transformation by building an open and enabling technology ecosystem. We are committed to delivering AI-driven professional services and compliance-aligned tech solutions to enhance operational efficiency, foster business innovation, and simplify regulatory adaptation for our clients. We intend to achieve our growth objectives and strengthen our competitive position through the implementation of the following strategies:

●	Pursue benchmark-led and gradient penetration market expansion. We will focus on overseas market (including Hong Kong), leveraging leading financial institutions and cross-border enterprises as benchmark clients to develop replicable industry cases. By offering integrated services covering financing, consulting, implementation, training, and operation and maintenance, we will lower the trial threshold for small and medium-sized enterprises and gradually expand from Hong Kong into the Southeast Asian market, achieving gradient development of “local in-depth cultivation and regional expansion.” Through these efforts, we aim to consolidate our market position in Hong Kong and establish a solid foundation for regional business expansion.

●	Adopt scenario-based and subscription-integrated product and service strategy. Centering on our core business segments, we will build a product system that combines standardization and customization. For general needs, we will launch standardized SaaS products (such as basic version of data middle platform and AI customer service suite) and collect service fees based on a subscription model. For in-depth industry needs, we will provide customized project services (such as development of intelligent risk control systems for financial institutions) and charge fees according to project implementation progress. Meanwhile, we will establish a customer success system, clarify service standards through SLA agreements, and enhance customer retention rate to drive long-term revenue growth.

●	Implement resource integration and capability complementation ecological cooperation strategy. On one hand, we will establish partnerships with local system integrators (SIs), law firms, and audit institutions to provide one-stop “technology + compliance + consulting” services. On the other hand, we will collaborate with universities and research institutions to jointly cultivate compound talents with both technical capabilities and industry knowledge, addressing the shortage of high-end industry talents. Additionally, we will actively participate in the formulation of industry standards, and enhance our brand influence through certification endorsements and case sharing to gain competitive advantages in the market.

●	Adhere to compliance-first and diversified layout risk control strategy. We will integrate compliance management into the entire business process, appoint full-time compliance specialists, and conduct regular risk inspections and compliance training to ensure adherence to relevant regulations. In terms of customer layout, we will avoid over-reliance on a single industry and initially focus on developing benchmark clients in 3-5 industries including finance, retail, and manufacturing to diversify operational risks. Technically, we will independently develop core modules, select qualified local suppliers for non-core businesses, and ensure data security and independent controllability of technology through NDA agreements, safeguarding the stable operation of our business.

Distribution Channels and Methods of Competition

Hong Kong Markets

Our core operations are centered in Hong Kong, leveraging its positioning as an international financial center and Asia-Pacific digital hub to serve local commercial clients, including leading financial institutions and cross-border enterprises. Following the divestiture of our legacy business in December 2025, we no longer maintain the previously mentioned regional offices in Shanghai, Zhengzhou, Bozhou, Beijing, Khorgos, and other mainland China locations.

Other International Markets

Our products and services are currently available in Hong Kong and Southeast Asia, and we are gradually building a global marketing system to expand our reach. We have prioritized regional expansion into Southeast Asia as part of our gradient development strategy, following in-depth cultivation of the Hong Kong market. Unlike our historical focus on mainland China, our growth efforts now focus on tapping into opportunities in the digital transformation and fintech sectors across Hong Kong and Southeast Asia, with ongoing plans to further expand our international footprint.

Marketing Channels

We employ a multi-channel synergy model to acquire customers efficiently:

●	Management Referrals. We leverage our management resources to secure high-end customized projects from large financial institutions and conglomerates.

●	Direct Sales Teams. Acting as our core acquisition channel, this team provides precise one-on-one docking to penetrate the SME market and regional financial institutions.

●	Channel Partnerships. We collaborate with financial industry associations, software/hardware vendors, and cross-border service agencies to expand market coverage for our standardized SaaS products and cross-border solutions.

Activity Distribution of Revenues

The chart below is a breakdown of total continuing revenues by activities for the years ended December 31, 2025, 2024 and  2023, respectively.

	Fiscal 2025	Fiscal 2024#	Fiscal 2023#
Revenue generated from service
SME Financing Solutions	59%	25%	26%
Supply Chain Solutions	-%	2%	2%
Information Technology Services	41%	-%	-%
Total revenue generated from service	100%	27%	28%
Revenue from supply chain trading	-%	73%	72%
Total revenue	100%	100%	100%

For the years ended December 31, 2024 and December 31, 2023, the Company’s revenue was primarily derived from Nisun BVI, a subsidiary that had been disposed of as of December 23, 2025. Such revenue has been presented under the item Net profit (loss) from discontinued operations in the consolidated statements of operations and comprehensive (loss) income.

Substantially all of the Company’s revenue from services is derived from customers that are located primarily in outside Mainland China, including Hong Kong.

Customer Concentration

For the year ended December 31, 2025, four customers accounted for 14%, 12%, 12%, and 11% of the Company’s total revenue from the services business and three customers accounted for 38%, 37% and 25% of the Company’s total accounts receivable balance.

For the years ended December 31, 2024 and 2023, the Company’s revenue was primarily derived from NISUN BVI and its subsidiaries, which were disposed of on December 23, 2025. Substantially all of the Company’s revenue from its former subsidiaries was derived from financial services and the supply chain trading business, which were primarily generated from customers located in China. The Company’s former subsidiaries has a concentration of its revenues with specific customers. The Company’s former subsidiaries has a concentration of its revenues with specific customers. For the year ended December 31, 2024, four customers accounted for 30%, 14%, 13%, and 13% of the Company’s total revenue from the financial services business and two customer accounted for 23% and 13% of the Company’s total revenue from its supply chain trading business. For the year ended December 31, 2023, four customers accounted for 28%, 19%, 15%, and 11% of the Company’s total revenue from the financial services business and two customer accounted for 44% and 12% of the Company’s total revenue from its supply chain trading business. As of December 31, 2024, three customers accounted for approximately 30%, 17% and 10% of the Company’s total accounts receivable balance.

Methods of Competition

We plan to cultivate the Hong Kong financial market as our core, serving licensed institutions, fintech startups, and cross-border entities. From this hub, we will gradually expand our footprint into Southeast Asian markets, prioritizing Indonesia and the Philippines.

Our target customers primarily include small and medium-sized financial institutions, large financial conglomerates, and cross-border enterprises facing digital transition and compliance needs. We compete in the highly competitive IT and AI services market on the basis of our “AI + Technology Empowerment” positioning and our differentiated capability to blend high-end customized solutions with lightweight, cost-effective SaaS applications.

Seasonality

Our services do not experience significant seasonal fluctuations.

Our Competitive Position

IT and AI service is a highly competitive and constantly evolving business. Our principal competitors include established local IT service providers in Hong Kong and mainland fintech companies expanding into Hong Kong.

We believe our competitive position is built upon our “AI + Technology Empowerment” positioning and our differentiated capability to blend high-end customized solutions with lightweight SaaS applications. Compared to traditional local IT providers, our AI implementation capabilities are more cost-effective and adaptable for SMEs. Compared to mainland fintech entrants, we possess a deeper integration with Hong Kong’s regulatory environment, offering cross-border data compliance solutions that are able to align with local compliance mandates.

Research and Development

We are committed to researching and developing AI technologies and IT solutions in the financial services, supply chain and other relevant industries. We believe that scientific and technological innovations will help our Company achieve its long-term strategic objectives. Our research and development efforts are an integral part of our operations and the crux of our competitive advantage and differentiation strategy.

For the years ended December 31, 2025, 2024 and 2023, we spent $503,815, $1,414,437 and $1,093,457, respectively, on R&D. The R&D expenses in 2025 consisted primarily of the development of systems relating to the SME financing solutions business and compensation for research and development personnel. We anticipate that we will continue to focus our research and development efforts on developing new technology and improving existing products in the coming years.

Our Intellectual Property

As of December 31, 2025, we do not hold any intellectual property.

Our Employees

As of December 31, 2025, we employed 20 full-time employees.

We had no part-time employees in 2025.

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

Prior Business Operations

Prior to the divestiture of our legacy business in December 2025, we operated as a technology-driven, integrated financing solutions and supply chain services provider. Through our former operating entities, we engaged in supply chain trading and provided financing services to SMEs in China. As these legacy businesses ceased operations in the first half of 2025 due to low commercial value, we completed the divestiture of the relevant entities on December 23, 2025, to optimize our asset structure. We have no remaining operational involvement, assets, or liabilities related to our former SME financing and supply chain businesses operated by the VIEs in mainland China. Nevertheless, the Company continues to offer a comprehensive range of SME financing solutions, having launched its SME financing operations outside mainland China through AIOS Tech in December 2025.

During the reporting period up until the cessation of operations, our principal activities in this segment included: (i) SME financing solutions, where we provided advisory services and matched SMEs with financial institutions for one-time commissions; and (ii) supply chain trading and financing, where we engaged in the direct procurement and sale of products (acting as principal) while providing financing support to downstream vendors.

For the fiscal year ended December 31, 2025, revenue from our legacy SME financing solutions was US$18.3 million, representing a 78% decrease compared to US$84.3 million in 2024. Revenue from supply chain trading and financing was 21.6 million, representing a 92% decrease compared to US$255.9 million in 2024.

Following the completion of this divestiture, we have no remaining operational involvement, assets, or liabilities related to our SME financing and former supply chain businesses.

Prior Contractual Arrangements with Our Consolidated Affiliated Entities and their Nominee Shareholders

We used to conduct our business through our former PRC subsidiaries, VIEs and VIE subsidiaries. Following our strategic restructuring and the divestiture of our legacy business in December 2025, we have dismantled our VIE structure and the contractual arrangements between the VIEs, their respective nominee shareholders and us have also been terminated.

Regulation

We operate in an increasingly complex legal and regulatory environment. We are subject to a variety of Hong Kong and foreign laws, rules and regulations across numerous aspects of our business. This section sets forth a summary of the principal Hong Kong and PRC laws, judicial interpretations, rules and regulations relevant to our business and operations in Hong Kong and formerly in PRC.

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

Regulations related to our Business Operation in Hong Kong

Regulations on Business Registration

Under the Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong), every person carrying on any business is required to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid, and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch.

Regulations on Data Protection

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)

Under the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (“PDPO”), data users (i.e. persons who, either alone or jointly with other persons, control the collection, holding, processing or use of personal data) should collect, handle and use personal data in compliance with the six Data Protection Principles (“DPP”) contained in Schedule 1 to the PDPO.

●	DPP 1 — purpose and manner of collection of personal data;

●	DPP 2 — accuracy and duration of retention of personal data;

●	DPP 3 — use of personal data;

●	DPP 4 — security of personal data;

●	DPP 5 — information to be generally available; and

●	DPP 6 — access to personal data.

According to section 37 of the PDPO, an individual may make a complaint to the Privacy Commissioner for Personal Data (the “Commissioner”) if a data user has breached the PDPO. Pursuant to section 38 of the PDPO, if the Commissioner receives a complaint or has reasonable grounds to believe there may be a breach of the PDPO, the Commissioner may conduct an investigation and publish a report setting out the investigation results and recommendations if it is in the public interest to do so. If it is found that the data user is contravening or has contravened the PDPO, the Commissioner may request the data user to take remedial or preventive steps by issuing an enforcement notice pursuant to section 50 of the PDPO.

The PDPO criminalizes certain activities, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned. The Company has complied the PDPO as at the date of this annual report.

Regulations on Cybersecurity and Cyber Resilience

Effective from January 1, 2026, the Protection of Critical Infrastructures (Computer Systems) Ordinance (Chapter 653 of the Laws of Hong Kong) (“PCICSO”) established a new statutory regime to enhance the cybersecurity and resilience of critical infrastructures in Hong Kong. The PCICSO focuses on protecting the computer systems of designated “Critical Infrastructure Operators” across essential sectors, including the Information Technology sector.

Under this regulatory framework, designated operators are required to comply with three categories of statutory obligations: (i) organizational obligations, such as maintaining a dedicated cybersecurity unit; (ii) preventive obligations, including conducting annual security risk assessments and independent audits; and (iii) incident reporting obligations, which mandate the notification of any significant cybersecurity incidents within prescribed timeframes.

While our current operations have not been formally designated as a “Critical Infrastructure Operator” as of the date of this annual report, we view the PCICSO as the compliance requirement for the IT solutions we provide to our clients, particularly those in regulated industries.

Regulations on Employment and Labor Protection

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance contains provisions in relation to protection of employees’ wages and regulation of the general conditions of employment and employment agencies. Under the Employment Ordinance, employees are entitled to, among others, maternity and paternity protection, rest days, statutory or alternative holidays and paid annual leave, sickness allowance, severance payment, long service payment, end of year payment, notice of termination of employment contract or payment in lieu of notice.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance provides for the payment of compensation to employees injured in the course of employment. According to section 40 of the Employees’ Compensation Ordinance, it is compulsory for employers to obtain an insurance policy to cover his liabilities under the laws for injuries at work in respect of all his employees, irrespective of the length of employment contract or working hours. The insured amount depends on the number of employees of the company. It is a criminal offence if an employer fails to do so and the employer will be liable, on conviction upon indictment, to a fine of HKD100,000 and imprisonment for 2 years, and on summary conviction, to a fine of HKD100,000 and imprisonment for 1 year. An insured employer is required to display, in a conspicuous place on each of his premises where any employee is employed, a prescribed notice of insurance.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The Mandatory Provident Fund Schemes Ordinance (“MPFSO”) is enacted for the establishment a system of privately managed, employment-related mandatory provident fund schemes. of Under section 7A of the MPFSO, employers are required to, from the employers’ own funds, contribute 5% of the employee’s relevant income to the Mandatory Provident Fund Scheme for employees aged between 18 to 64. It is a criminal offence for employers to fail to comply with the legal requirements stipulated in the MPFSO.

As at the date of this report, ACSL and ACL have made all contributions required under the MPFSO.

Regulations on Hong Kong Taxation

Profits Tax and Foreign-Sourced Income Exemption (“FSR”)

Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), Hong Kong profits tax is generally imposed on every person carrying on a trade, profession, or business in Hong Kong in respect of profits arising in or derived from Hong Kong. The two-tiered profits tax rates regime applies to corporations, where the first HKD2 million of assessable profits are taxed at 8.25%, and profits above that amount are taxed at 16.5%.

Specifically, as a technology-driven enterprise, our Hong Kong subsidiaries may benefit from the “Super Deduction” for Research and Development (R&D) expenditures, which allows for a 300% tax deduction for the first HKD2 million of qualifying R&D expenditure and a 200% deduction for the remainder.

Furthermore, we are subject to the Foreign-Sourced Income Exemption (“FSR”) regime introduced in 2023 and expanded in 2024. Under this regime, certain "covered income" (such as interest, dividends, and equity interest disposal gains) derived from outside Hong Kong and received by a multinational enterprise entity in Hong Kong may be subject to profits tax unless the entity satisfies specified economic substance requirements or the relevant nexus requirements (for intellectual property income). We monitor our inter-company transactions and fund flows to ensure compliance with these substance requirements.

Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong)

Under the Stamp Duty Ordinance, the Hong Kong stamp duty currently charged at the ad valorem rate of 0.1% on the higher of the consideration for or the value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HKD5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong. The Company has complied with the Inland Revenue Ordinance as at the date of this annual report.

Capital gains

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares.

Estate Duty

Hong Kong estate duty was abolished effective from February 11, 2006. No Hong Kong estate duty is payable by shareholders in relation to the shares owned by them upon death.

Regulations on Anti-Money Laundering and Counter-Terrorist Financing

Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong)

The Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong), or the AMLO, imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. In addition, the regulatory authorities are empowered to (i) ensure that proper safeguards exist to prevent contravention of specified provisions in the AMLO; and (ii) mitigate money laundering and terrorist financing risks. The Company has complied with the AMLO as at the date of this annual report.

United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong)

The United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong), or the UNATMO, provides that it is a criminal offence to: (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts; or (ii) make any funds or financial (or related) services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The UNATMO also requires a person to report his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offence under the UNATMO. The Company has complied with the UNATMO as at the date of this annual report.

Regulations related to our prior Business Operation in PRC

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

We are a British Virgin Islands company and thus, we are classified as a foreign enterprise under PRC laws. On March 15, 2019, the NPC promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, PRC Foreign Invested Enterprise Law, PRC Sino-Foreign Equity Joint Venture Law and PRC Sino-Foreign Cooperative Joint Venture Law. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation, and failure to take timely and appropriate measures to cope with the regulatory-compliance challenges could result in material and adverse effect on us. For instance, though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment”, which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if so, how our contractual arrangements should be dealt with. In addition, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. In the worst-case scenario, we may be required to unwind our existing contractual arrangements and/or dispose of the relevant business operations, which could have a material and adverse effect on our current corporate structure, corporate governance, business, financial condition and results of operations.

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

Regulations on Internet Information Services

Administrative Measures for Internet Information Services, which was issued by the State Council on September 25, 2000, amended for the second time on December 6, 2024 (and became effective on the same date of December 6, 2024), set out guidelines on the provision of internet information services. Pursuant to the Internet Information Measures, “internet information services” are defined as services that provide information to online users through the internet. The Internet Information Measures require internet information services operators to obtain a value-added telecommunications business operating license for internet information services, or the ICP License, from the relevant government authorities before engaging in any commercial internet information services operations in China.

In addition, internet information service providers are required to monitor their websites to ensure that they do not contain content prohibited by law or regulation. The PRC government may require corrective actions to address non-compliance by ICP License holders or revoke their ICP License for serious violations. Furthermore, the Measures for the Administration of Internet Domain Names (the “Domain Name Measures”), issued by the MIIT on August 24, 2017 and became effective on November 1, 2017, requires internet information service providers to use duly registered and lawfully compliant domain names with accurate and verified registration information in providing internet information services .

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

On September 12, 2022, the Cyber Administration of China issued the Cyber Security Law (Draft for Comments) to solicit public comments. The draft mainly adjusted the penalties stipulated in Cyber Security Law. Subsequently, the SCNPC formally adopted the Decision on Amending the Cyber Security Law of the PRC on October 28, 2025, which came into force on January 1, 2026.

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

Our headquarter is located in Room 407, Tower 2, Harbour Centre, 8 Hok Cheung Street, Hunghom, Kowloon, Hong Kong, where we leased approximately 150 square meters of office space as of December 31, 2025. In 2025, our total rental expenses were RMB3.5 million (US$0.5 million), which were incurred by our former subsidiaries

Item 4A. Unresolved Staff Comments

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

Overview

AIOS Tech Inc., formerly known as Hebron Technology Co., Ltd. or Nisun International Enterprise Development Group Co., Ltd., was established under the laws of the British Virgin Islands (“BVI”) as a company limited by shares on May 29, 2012. On September 22, 2020, the Company changed its name from “Hebron Technology Co., Ltd.” to “Nisun International Enterprise Development Group Co., Ltd”. On February 12, 2026, the Company changed its name from “Nisun International Enterprise Development Group Co., Ltd” to “AIOS Tech Inc.” Prior to November 30, 2025, the Company primarily conducted its operations through its subsidiaries, variable interest entities (“VIEs”), and subsidiaries of the VIEs located in the PRC. On November 30, 2025, as part of a strategic shift, the Company completed the transfer of Nisun BVI and all of its subsidiaries to an unrelated third-party enterprise, and discontinued its former financial services and supply chain trading businesses operated through its entities in mainland China. Following the divestiture, the Company has centered its new operations in Hong Kong and other international markets. Effective December 1, 2025, the Company acquired YD Network Technology Company Limited (“YD Network”) to progressively implement the management’s strategic focus on positioning the Company as a provider of artificial intelligence and technology-empowered professional services.

We are a former technology-driven financing solutions provider and integrated supply chain services provider, offering comprehensive management and operational support for supply chain trading and supply chain financing solutions. Our business previously comprised three main service areas: SME financing solutions, supply chain financing solutions, and supply chain trading businesses. Following the Company’s strategic restructuring, our current operations primarily consist of two service segments: SME financing solutions and information technology services.

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

We provide information technology services to our clients, primarily delivering digital transformation services to commercial customers. These services include custom software development, system integration, and advanced cloud-based technology solutions. We assist our clients in enhancing their operational efficiency, optimizing business processes, and accelerating digitalization through tailored, scalable, and secure technology offerings that align with their specific operational needs.

The accompanying financial statements and the following discussion reflect the historical results of continuing operations. In connection with the disposal of the majority of our operating entities during the year ended December 31, 2025, which are presented as discontinued operations, all prior period amounts have been reclassified to conform to the current presentation. Accordingly, all discussions of our financial condition and results of operations relate solely to continuing operations.

Financial Results for fiscal years 2025 and 2024

The following table presents an overview of our results of operations for fiscal years 2025 and 2024:

	Year ended December 31,		Changes
	2025	2024	($)	(%)
Revenue	$5,067,754	$-	$5,067,754	-
Cost of revenue	(1,421,368)	-	(1,421,368)	-
Gross profit	3,646,386	-	3,646,386	-
General and administrative expenses	(2,175,028)	(9,953,175)	7,778,147	(78.1)%
Income from operations	1,471,358	(9,953,175)	11,424,533	114.8%
Other (expenses) income	(225,106,572)	95,689	(225,202,261)	(235,348.1)%
Loss before income taxes from continuing operations	(223,635,214)	(9,857,486)	(213,777,728)	2,168.7%
Income tax expenses	(67,367)	-	(67,367)	-
Net loss from continuing operations	(223,702,581)	(9,857,486)	(213,845,095)	2,169.4%
Net profit from discontinued operations	2,796,798	15,757,277	(12,960,479)	(82.3)%
Less: net profit attributed to non-controlling interest from discontinued operations	(3,306)	(112,375)	109,069	(97.1)%
Net (loss) profit attributed to the shareholders	(220,909,089)	5,787,416	(226,696,505)	(3,917.1)%

Foreign currency translation gains (losses)	17,491,144	(6,017,982)	23,509,126	390.6%
Comprehensive (loss) income	$(203,417,945)	$(230,566)	$(203,187,379)	88,125.5%

The following table presents an overview of our results of operations for fiscal years 2024 and 2023:

	Year ended December 31,		Changes
	2024	2023	($)	(%)
General and administrative expenses	(9,953,175)	(472,422)	(9,480,753)	2,006.8%
Loss from operations	(9,953,175)	(472,422)	(9,480,753)	2,006.8%
Other income(expenses)	95,689	(67,815)	163,504	241.1%
Loss before income taxes from continuing operations	(9,857,486)	(540,237)	(9,317,249)	1,724.7%
Income tax expenses	-	-	-	-%
Net loss from continuing operations	(9,857,486)	(540,237)	(9,317,249)	1,724.7%
Net profit from discontinued operations	15,757,277	18,243,917	(2,486,640)	(13.6)%
Less: net profit attributed to non-controlling interest from discontinued operations	(112,375)	(125,942)	13,567	(10.8)%
Net profit attributed to the shareholders	5,787,416	17,577,738	(11,790,322)	(67.1)%
Foreign currency translation losses	(6,017,982)	(4,536,797)	(1,481,185)	32.6%
Comprehensive (loss) income	$(230,566)	$13,040,941	(13,271,507)	(101.8)%

Revenues

The following table presents a breakdown of our revenue for fiscal years 2025 and 2024.

	Year ended December 31,				Changes	Changes
	2025	%	2024	%	($)	(%)
Revenue from financial services:
SME financing solutions	$3,000,000	59%	$84,320,613	25%	$(81,320,613)	(96)%
Supply chain financing solutions	-	-%	5,712,543	2%	(5,712,543)	(100)%
Information Technology Services	2,067,754	41%	-	-%	2,067,754	-%
Total revenue from financial services	5,067,754	100%	90,033,156	27%	(84,965,402)	(94)%
Revenue from supply chain trading	-	-%	250,186,390	73%	(250,186,390)	(100)%
Total revenue	$5,067,754	100%	$340,219,546	100%	$(335,151,792)	(99)%

As the Company’s revenues for the years ended December 31, 2024 and 2023 were primarily generated by the mainland China and Hong Kong subsidiaries under Nisun BVI, a disposed subsidiary, and revenues from Nisun BVI and its subsidiaries have been reclassified to discontinued operations. The following table presents a breakdown of our revenue for fiscal years 2024 and 2023.

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

Total revenue for the year ended December 31, 2025, was approximately $5.1 million, representing a decrease of $335.2 million, or 99%, from $340.2 million for the year ended December 31, 2024. The decrease was primarily due to the fact that the Company’s parent entity, acting as a holding company, generated no revenue during fiscal year 2024. Instead, the majority of the Company’s revenue was derived from NISUN BVI, a subsidiary disposed of on December 23, 2025. Revenue from NISUN BVI has been reclassified to net profit from discontinued operations. In December 2025, in furtherance of its strategic transformation, the Company transferred part of its SME financing solution business to operations outside mainland China, with the parent company conducting overseas business. Meanwhile, the Company acquired a new operating entity, YD Network, and gradually shifted its business focus to information technology services.

The Company offers a comprehensive range of financing solutions to SMEs, encompassing the design, issuance, distribution, and management of financial products. For the year ended December 31, 2025, the revenue from SME financing solution services was $3.0 million, decreased by $81.3 million, or 96%, from $84.3 million for the year ended December 31, 2024. The decrease was primarily due to the fact that the parent company acted as a holding company and was not an operating entity in 2024. In December 2025, to implement its strategic transformation, the Company launched SME financing solution operations outside mainland China through the parent company. For the year ended December 31,2024, revenue from SME financing was primarily generated by the disposed subsidiary NISUN BVI through its operations in Chinese Mainland. During January–May 2025, NISUN BVI still recognized revenue from SME financing solutions, which has been reclassified to discontinued operations.

The Company launched its supply chain solution business in January 2020 focusing on finance and industry linkages to serve both the upstream and downstream segments of the supply chain while facilitating supply-side sub-sector reform. Revenue generated from supply chain solutions includes financing and management services provided to downstream vendors. For the year ended December 31, 2025, revenue from the supply chain financing solutions was nil, a decrease of $5.7 million, or 100%, from $5.7 million for the year ended December 31, 2024, was primarily due to revenue from the supply chain solution business generated by the Company in 2025 was derived from subsidiaries of the disposed subsidiary NISUN BVI operating in Chinese Mainland, and such revenue has been reclassified to net profit from discontinued operations. For the fiscal year 2024, revenue from the supply chain solution business was mainly generated by the mainland China-based subsidiaries of the disposed subsidiary NISUN BVI.

In connection with its strategic transformation, the Company launched information technology services in December 2025, providing customers with digital transformation services, including customized software development, system integration, and advanced cloud technology solutions. As this business was newly added in December 2025, there is no comparable data for 2024.

The Company launched its supply chain trading business in July 2021, leveraging high-quality customer base and resources through its supply chain financing solutions. For the year ended December 31, 2025, revenue from the supply chain trading business was nil, a decrease of $250.2 million, or 100%, from $250.2 million for the year ended December 31, 2024, was mainly due to the Company's 2025 supply chain trading revenue was generated by subsidiaries of the disposed subsidiary NISUN BVI in Chinese Mainland and has been reclassified to net profit from discontinued operations. For fiscal year 2024, supply chain trading revenue was primarily derived from the Chinese Mainland operations of subsidiaries of the disposed subsidiary NISUN BVI.

Cost of Revenue

The following table presents a breakdown of our cost of revenue for fiscal years 2025 and 2024:

	Year ended December 31,				Changes	Changes
	2025	%	2024	%	($)	(%)
Cost of revenue for services:
SME financing solutions	$-	-%	$56,870,151	18%	(56,870,151)	(100)%
Supply chain financing solutions	-	-%	1,949,245	1%	(1,949,245)	(100)%
Information Technology Services	1,421,368	100%	-	-%	1,421,368	-%
Total cost of revenue - service	1,421,368	100%	58,819,396	19	(57,398,028)	(98)%
Cost of revenue – supply chain trading	-	-%	249,887,524	81%	(249,887,524)	(100)%
Business and sales related tax	-	-%	600,605	0%	(600,605)	(100)%
Total cost of revenue	$1,421,368	100%	$309,307,525	100%	(307,886,157)	(99.5)%

As the Company has disposed of its subsidiary Nisun BVI, and the revenues for the years ended December 31, 2024 and 2023 were primarily generated by the mainland China and Hong Kong subsidiaries under Nisun BVI, whose revenues have been reclassified to discontinued operations. The following table presents a breakdown of our cost of revenue for fiscal years 2024 and 2023:

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

Costs of revenue from services primarily consist of cost of sales, direct operational costs, direct costs associated with personnel responsible for designing and managing the SME financing solutions and other business and sales related taxes.

For the year ended December 31, 2025, the cost of revenue was $1.4 million, reflecting a decrease of $307.9 million, or 99.5%, from $309.3 million for the year ended December 31, 2024. The costs primarily consist of outsourced personnel costs for information system construction related to revenue from the Company’s newly added information technology services business. For the SME financing solution business, the Company provided services to customers utilizing its existing resources, which did not result in additional costs. The decrease was primarily due to the fact that the costs of revenue for the fiscal year 2025 were mainly generated by operations of the disposed subsidiary NISUN BVI, which have been reclassified to net profit from discontinued operations. For fiscal year 2024, the Company’s cost of revenue was primarily derived from the disposed subsidiary NISUN BVI.

Gross Profit

For the years ended December 31, 2025, gross profit was $3.6 million.

As the Company disposed of subsidiary Nisun BVI, whose revenues for the years ended December 31, 2024 and 2023 were primarily generated by its mainland China and Hong Kong subsidiaries, and such revenues have been reclassified to discontinued operations, there are no comparable data available for gross profit analysis.

Operating Expenses

The following table presents a breakdown of operating expenses for fiscal years 2025 and 2024:

	Year ended December 31,				Changes	Changes
	2025	%	2024	%	($)	(%)
General and administrative expenses	$2,175,028	100%	$9,953,175	100%	$(7,778,147)	(78.1)%
Total operating expenses	$2,175,028	100%	$9,953,175	100%	$(7,778,147)	(78.1)%

The following table presents a breakdown of operating expenses for fiscal years 2024 and 2023:

	Year ended December 31,				Changes	Changes
	2024	%	2023	%	($)	(%)
General and administrative expenses	$9,953,175	100%	$472,422	100%	$9,480,753	2,006.8%
Total operating expenses	$9,953,175	100%	$472,422	100%	$9,480,753	2,006.8%

Operating expenses primarily comprised of general and administrative expenses. Total operating expenses were $2.2 million for fiscal year 2025, a decrease of $7.8 million, or 78.1%, from $10.0 million in the same period of the prior year.

For fiscal year 2025, the Company incurred general and administrative expenses of approximately $2.2 million, as compared to approximately $10.0 million for fiscal year 2024, representing a decrease of approximately $7.8 million or 78.1%. The decrease in expenses was primarily due to a non-cash expense of $9.2 million related to the issuance of common shares during the fiscal year of 2024 under the Company’s employee equity incentive plan to reward exceptional employees who had made significant contributions to the Company.

Other (expenses) income

Other (expenses) income, is used to record our non-operating income and expenses, interest income and expenses, investment income ,loss on disposal of subsidiaries and other income and expenses.

For fiscal year 2025, the Company had other expenses, of $225.1 million, representing an increase of $225.2 million or 235,348.1%, compared to other income $0.01 million for fiscal year 2024. The increase was mainly due to a disposal loss of $225.3 million recognized upon the disposal of Nisun BVI and its subsidiaries for cash consideration of $50,000 on December 23, 2025. The consolidated net assets of Nisun BVI and its subsidiaries were $194.1 million as of the disposal date, and the related accounts receivable from Nisun BVI and its subsidiaries, which were deemed uncollectible, were also included in the disposal loss.

Income tax expenses

For fiscal year 2025, income tax expense was $ 67,367, the income tax expense mainly relates to income tax recognized on the net income generated by YD Network, a subsidiary newly consolidated in December 2025, from its operations in Hong Kong.

Net profit from discontinued operations

Discontinued operations represent our former PRC-based business, which was disposed of in 2025. These operations accounted for substantially all of our revenue in fiscal years 2024 and 2023, and continued to contribute significantly to our results in fiscal year 2025 prior to disposal.

Revenue from discontinued operations was approximately $39.9 million for the year ended December 31, 2025, compared to $340.2 million and $386.7 million for the years ended December 31, 2024 and 2023, respectively. The decrease in revenue was primarily attributable to the substantial cessation of operations of the disposed subsidiary, NISUN BVI, in mainland China as of May 31, 2025. In addition, during the five months ended May 31, 2025, revenue from our supply chain trading business declined significantly as we strategically shifted our focus toward supply chain financing solutions.

Costs and expenses associated with discontinued operations were $36.1 million, $321.5 million, and $359.7 million for the years ended December 31, 2025, 2024, and 2023, respectively. The decrease in costs and expenses was primarily attributable to the decline in revenue, which resulted in a corresponding reduction in associated costs. In addition, as our operations in mainland China were conducted only during the five months ended May 31, 2025, our expenses decreased significantly compared to fiscal years 2024 and 2023.

Net profit from discontinued operations was $2.8 million, $15.7 million, and $18.2 million for the years ended December 31, 2025, 2024, and 2023, respectively. The decrease was primarily attributable to the factors discussed above,

Following the completion of the disposal, we no longer generate revenue from these operations, and they are not expected to contribute to our future results. Accordingly, our future financial performance will depend entirely on our continuing operations.

Net (loss) profit attributed to the shareholders

For fiscal year 2025, the Company generated net loss of $220.9 million, compared to net income of approximately $5.9 million for fiscal year 2024, the decrease was primarily driven by a disposal loss of $225.3 million recognized in connection with the disposal of NISUN BVI, a subsidiary, on December 23, 2025.

Net loss (income) per share

For fiscal year 2025, the net loss per share was $47.65 compared to net income per share $1.43 for fiscal year 2024, representing a decrease of approximately $49.08 per share.

Liquidity and Capital Resources

As of December 31, 2025, the Company had cash, cash equivalents of $1.4 million, compared to $6.1 million as of December 31, 2024. This decline was primarily attributable to the outflows of $26.9 million used in operating activities and $14.5 million used in investing activities, offset by $0.7 million generated from financing activities.

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

Prior to December 23, 2025, the majority of our operations are situated in China, with all revenues, expenses, and cash transactions are denominated in Renminbi (RMB). Due to the exchange control regulation governing RMB in China and, as a result, we may face challenge in distributing dividends outside of China, as PRC regulations restrict the conversion of RMB into U.S. Dollars.

In accordance with applicable PRC regulations, foreign-invested enterprises in China may only distribute dividends from their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Furthermore, enterprises in China are required to allocate a minimum of 10% of its after-tax profit, based on PRC accounting standards, to a general reserve each year until the cumulative balance of such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. As of December 31, 2024 , the statutory reserve balance for the Company’s former entities established in the PRC were $13,229,313 (RMB 81,696,532). As of December 31, 2025, following the disposal of subsidiary Nisun BVI and its subsidiaries, the Company’s statutory reserve was nil. As a result of the divestiture of our mainland China operations, the PRC regulations regarding dividend distribution and statutory reserves are no longer applicable to our current corporate structure and do not materially impact our ability to transfer funds or pay dividends from our continuing operations.

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

The following table provides summary information about our net cash flows for financial statement periods presented in this report:

	For the Years Ended December 31,
	2025	2024	2023
Net cash used in (provided by) operating activities	$(26,877,738)	$(75,687,925)	$35,499,780
Net cash used in investing activities	(14,471,564)	(32,901,932)	(87,160,021)
Net cash provided by (used in) financing activities	695,284	(739,845)	(6,747,302)
Effect of exchange rate change in cash, cash equivalents and restricted cash	(2,957,067)	786,545	(1,234,680)
Net change in cash, cash equivalents and restricted cash	(43,611,085)	(108,543,157)	(59,642,223)

Operating Activities

Net cash used in operating activities for fiscal 2025 was approximately $26.9 million, which was primarily attributable to net loss of approximately $220.9 million, which was adjusted for non-cash items of approximately $228.3 million, along with adjustments for changes in working capital that totaled approximately negative $34.3 million.

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

Investing Activities

Net cash used in investing activities was $14.5 million for the fiscal year 2025. This was primarily attributable to $4.2 million received from the sale of short-term investments and $2.0 million received from the sale of derivative assets, partially offset by a cash outflow of $16.0 million resulting from the disposal of Nisun BVI and its subsidiaries, as well as $4.8 million used for the purchase of short-term investments.

Net cash used in investing activities was $32.9 million for fiscal year 2024, primarily attributable to $44.8 million received from the sale of short-term investments and $2.5 million received from loans to third parties, partially offset by a cash outflow of $38.9 million in connection with the disposal of Nisun BVI and its subsidiaries, as well as $39.1 million used for the purchase of short-term investments and $1.5 million used for loans to third parties.

Financing activities

Net cash provided by financing activities was $0.7 million for fiscal year 2025, primarily attributable to $0.7 million of proceeds from short-term loans.

Net cash used in financing activities was $0.7 million for fiscal year 2024, primarily attributable to (i) $5.4 million of proceeds from short-term loans, (ii) $2.1 million repayment of short-term bank loans, (iii) $2.9 million of repayment of third party loans, and (iv) $1.1 million for the purchase of shares under our 2024 repurchase program, pursuant to which we were authorized to repurchase up to $15 million of our issued and outstanding Class A common shares over a twelve-month period from October 9, 2024.

Material Cash Requirements

Aside from our ordinary cash requirements for our operations, our material cash requirements as of December 31, 2025 and for any subsequent interim period, primarily include our capital expenditures and operating lease obligations, as well as cash requirements for potential investments.

Our capital expenditures primarily consist of purchases of servers, computers, other office equipment and intangible assets. Our capital expenditures were nil in 2025, $0.03 million in 2024 and $0.5 million in 2023. We will continue to make capital expenditures to support the anticipated growth of our business.

Our operating lease obligations primarily represent the commitments under the lease agreements for our office premises. We lease our office facilities under non-cancellable operating leases with various expiration dates. Our leasing expense was $1.2 million and $0.8 million for the years ended December 31, 2024 and 2023 respectively. The majority of our former operating lease commitments are related to our office lease agreements in China mainland. As of December 31, 2025, the Company had no non-cancelable operating leases.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

Impact of Inflation

We do not believe the impact of inflation on our Company has been material. Almost all our former operations are based in China, we have observed that the inflation rate has remained relatively stable in the past three years: 0% in 2025, 0.2% in 2024 and 0.2% in 2023.

Impact of Foreign Currency Fluctuations

For the years ended December 31, 2025, the Company recorded a foreign currency translation gain of $17.5 million.

We do not currently engage in and have not engaged in any foreign currency hedge investments, borrowings, or other hedging instruments. Instead, we manage our exchange rate risks through productivity improvements and cost-containment measures.

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during each reporting period. Actual results could differ from those estimates. There were no key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next reporting period.

Accounts receivable

In January 2022, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for doubtful accounts, which replaces the previous incurred loss impairment model. The Company’s estimation of allowance for doubtful accounts considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Company assesses collectability by pooling receivables that have similar risk characteristics and evaluates receivables individually when specific receivables no longer share those risk characteristics. For receivables evaluated individually, when it is determined that foreclosure is probable or when the debtor is experiencing financial difficulty at the reporting date and repayment is expected to be provided substantially through the operation or sale of collateral, expected credit losses are based on the fair value of the collateral at the reporting date. The adoption of ASC 326 did not have a material impact on the Company’s financial position, results of operations and cash flows. No credit impairment losses were recognized as of December 31, 2025, 2024 and 2023. The Company regularly reviews the creditworthiness of its customers to determine whether a credit impairment has occurred on their carrying amounts. The Company writes off accounts and contract receivables against the allowance when a balance is determined to be uncollectible.

Business Combinations

Business combinations are recorded using the acquisition method of accounting. We allocate the purchase consideration to the intangible assets acquired based on their estimated fair values. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, expected cash flows and discount rates.

Management’s estimates of fair value are based upon assumptions believed to be reasonable, but are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. We use various techniques to determine fair value in such instances, including the income approach. Significant estimates used in determining fair value include, but are not limited to, cash flow projections, discount rate and useful lives. Allocating the acquisition consideration to identifiable assets and liabilities will affect our amortization expense, as intangible assets acquired in the business combination are required to be amortized over their estimated useful lives. Changes in these estimates and assumptions could materially affect the determination of the asset’s fair value. See Note 3 of the Notes to the Consolidated Financial Statements for information regarding business combination.

Recently issued and adopted accounting pronouncements

Please refer to Note 2 for recent accounting pronouncements.

Safe Harbor

See “SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS.”

Item 6. Directors, Senior Management and Employees

A. Directors and Management

The following table provides information regarding our executive officers and directors:

Name	Age	Position(s)
Xin Liu	37	Co-Chief Executive Officer
Li Guo	46	Co-Chief Executive Officer and Director
Xuemei Zhang	36	Chairperson of the Board, President of the Company and Director
Sylvia Kong Bit Hee	48	Chief Financial Officer
Chui Kwan Pui	30	Chief Compliance and Operation Officer
Yun Zhao	41	Independent Director
Yishi Huang	31	Independent Director
Ziming Huang	41	Independent Director

The business address of each of the directors and senior management is c/o AIOS Tech Inc., Room 407, Tower 2, Harbour Centre, 8 Hok Cheung Street, Hunghom, Kowloon, Hong Kong.

Xin Liu. Mr. Liu has served as our director since September 2020 and as our Chief Executive Officer since May 2024. Mr. Liu has been the Vice President of Luyao Shanghai, a consolidated VIE, since April 2016. In that role, he manages operational aspects of Luyao Shanghai’s business. From October 2014 to March 2016, he was the Head Manager of the administration and operations department of the Shandong branch of Huizhong Business Consulting (Beijing) Co. Mr. Liu had been the Head of the International Trade department of Qingdao Antaixin Group Co., Ltd. from September 2012 to October 2014. Mr. Liu received a bachelor’s degree in International Business in 2012 from Qingdao University of Technology. We have chosen Mr. Liu to serve as a director because of his management skills and cross-border trade and business experience.

Li Guo. Mr. Guo has served as our Co-Chief Executive Officer and our director since December 2025. He is an executive with over 15 years of experience in sales and management in information technology and big data sector. From 2009 to 2025, Mr. Guo held various positions at Capital Online Data Service Co., Ltd. During his tenure, he served as Senior Sales Manager, Sales Director, Vice President of the Sales Department, and Deputy General Manager. In these roles, Mr. Guo oversaw the operations of the sales department and was responsible for daily business operations. Mr. Guo holds a Bachelor’s degree in Computer Science and Technology from Northeast Agricultural University, which he earned in 2008.

Xuemei Zhang. Ms. Zhang has been our Chairperson and President since February 12, 2026. She has extensive management and operational experience. From 2023 to 2025, Ms. Zhang served as Managing Director of Nepstar Inc., where she was responsible for overseeing overall business and strategic planning. Prior to that, she was Head of Operation at Vanrei International from 2020 to 2023, managing daily operations and business functions. She obtained a bachelor’s degree in business management from Keele University in 2011.

Sylvia Bit Hee Kong.  Ms. Kong has been our Chief Financial Officer since December 2025. She served as a consultant to Okwis Inc. from 2023 to December 2025, where she was responsible for providing strategic development planning, as well as advisory services in finance, investment, mergers and acquisitions, and risk management. From 2020 to 2023, Ms. Hee served as Financial Manager of Rivta Global Company Limited, responsible for financial planning, internal control, and compliance matters. Ms. Hee obtained a Bachelor’s degree in Business Administration from the University of Hertfordshire in 2000.

Chui Kwan Pui. Mr. Chui has been our chief compliance and operation officer since February 12, 2026. He was a lawyer at Fujian Shuangding Law Office from 2024 to 2025, where he provided legal advices to corporate clients. Prior to that, he served as a Registered Foreign Lawyer and Legal Assistant in the Corporate Finance Practice Group at Deacons from 2019 to 2024, where he handled corporate finance matters and IPO projects. He obtained a bachelor’s degree in law from Xiamen University in 2018 and a master’s degree in law from City University of Hong Kong in 2019.

Yun Zhao. Ms. Zhao has been our independent director since December 2025. She has been a financial risk analyst at Guoshi Data Technology (Shanghai) Co., Ltd. since 2022, with responsibility for financial risk management. From 2019 to 2022, she served as a senior financial advisor at Jiayu Wealth Management (Shanghai) Co., Ltd., where she provided financial advisory services. Ms. Zhao obtained a Bachelor’s degree in Finance from Guangdong University of Foreign Studies in 2023.

Yishi Huang. Ms. Huang has been our independent director since December 2025. She is a qualified legal professional with a background in corporate compliance and legal advisory services. Since July 2025, Ms. Huang has served as Legal Counsel at Innovation Global Financial Group Limited, where she manages compliance management and provides legal guidance. Prior to this role, she worked as a Lawyer at Sundial Law Firm from October 2020 to September 2024, delivering legal services to clients. Ms. Huang holds a Master of Law degree in Chinese Law from Hong Kong University, earned in 2017, and a Bachelor of Law degree from Sun Yat-sen University, obtained in 2016.

Ziming Huang. Mr. Huang has been our independent director since December 2025. He is an accounting and finance professional with over 15 years of experience in accounting. He joined Shenzhen Tianjian (Group) Co., Ltd in 2008, where he served as a cost accounting clerk, tax supervisor, accounting supervisor and project manager. He is responsible for managing accounting operations and leading project related matters. Mr. Huang holds a Bachelor’s degree in Accounting from Southwestern University of Finance and Economics, which he earned in 2008.

Election of Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. There is no family relationship among any of our directors or executive officers.

Board of Directors and Board Committees

Our board of directors consists of five (5) directors. We expect that all current directors will continue to serve until the next annual meeting of shareholders at which their respective class of directors is re-elected or until their successors have been duly elected and qualified. A majority of our board of directors (namely, Ms. Yun Zhao, Ms. Yishi Huang and Mr. Ziming Huang) are independent, as such term is defined by the Nasdaq Capital Market.

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

Ms. Xuemei Zhang currently holds the position of Chairperson of the Board. We do not have a lead independent director because we believe our independent directors are encouraged to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small company; as such we deem it appropriate to be able to benefit from the guidance of Ms. Zhang as both an executive director and Chairperson of the Board. Our board of directors plays a key role in our risk oversight. The board of directors makes all relevant Company decisions. As a smaller company with a relatively small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

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

Ziming Huang qualifies as an audit committee financial expert and he is the chair of the audit committee. Yishi Huang and Yun Zhao serve on the audit committee. Yun Zhao is the chair of the compensation committee. Ziming Huang and Yishi Huang serve on the compensation committee. Yishi Huang is the chair of the nominating committee. Yun Zhao and Ziming Huang are members of the nomination committee. Each member of the three committees is an independent director.

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

Code of Business Conduct and Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Ethics is attached as an exhibit to this annual report. We have also posted a copy of our code of business conduct and ethics on our website at .

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

During the years ended December 31, 2025 and 2024, no employee members of our board of directors received compensation in their capacity as directors.

During the years ended December 31, 2025 and 2024, the aggregate cash compensation to our then non-executive directors was approximately $58,669 and $58,669, respectively. 4,500 common shares were issued to certain former non-executive directors as equity-based compensation in 2024.

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

During the years ended December 31, 2025 and 2024, the aggregate cash compensation to our then executive officers was approximately $155,738 and $334,207, respectively. nil and 354,500 common shares were issued to certain former executive officers as equity-based compensation in 2024 and 2025, respectively.

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

Each of our executive officers has entered into an employment agreement with us. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to a felony, negligence or dishonesty to our detriment, failure to perform the agreed-to duties after a reasonable opportunity to cure the failure and failure to achieve the performance measures specified in the employment agreement. An executive officer may terminate his employment at any time with one-month prior written notice if there is a material reduction in his authority, duties and responsibilities or in his annual salary before the next annual salary review. Furthermore, we may terminate an executive officer’s employment at any time without cause upon two-month advance written notice.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment, any confidential information, trade secrets and know-how of our company or the confidential information of any third-party, including our consolidated VIE and our subsidiaries, received by us. In addition, each executive officer has agreed to be bound by non-competition restrictions set forth in his employment agreement. Specifically, each executive officer has agreed not to, while employed by us and for one year following the termination or expiration of the employment agreement, (i) approach our clients, customers or contacts or other persons or entities introduced to the executive officer for the purpose of doing business with such person or entities, and will not interfere with the business relationship between us and such persons and/or entities; (ii) assume employment with or provide services as a director for any of our competitors, or engage, whether as principal, partner or otherwise, in any business which is in direct or indirect competition with our business; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us at the date of the executive officer’s termination, or in the year preceding such termination.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information with respect to beneficial ownership of our common shares as of March 31, 2026 by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding common shares;

●	Each of our directors, director nominees and named executive officers; and

●	All directors and named executive officers as a group.

The number and percentage of Common Shares beneficially owned are based on 64,985,096 Common Shares issued and outstanding as of March 31, 2026, 2026. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or greater of our Common Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Common Shares beneficially owned by a person listed below and the percentage ownership of such person, Common Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of March 31, 2026 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Common Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of AIOS Tech Inc., Room 407, Tower 2, Harbour Centre, 8 Hok Cheung Street, Hunghom, Kowloon, Hong Kong PRC 200050. As of March 31, 2026, we had 132 shareholders of record.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)	Percentage Ownership
Directors and Named Executive Officers:
Xuemei Zhang, Chairperson of the Board	0	0%
Xin Liu, Co-Chief Executive Officer	0	0%
Sylvia Kong Bit Hee, Chief Financial Officer	0	0%
Li Guo, Co-Chief Executive Officer and Director	0	0%
Chui Kwan Pui, Chief Compliance and Operation Officer	0	0%
Yun Zhao, independent director	0	0%
Ziming Huang, independent director	0	0%
Yishi Huang, independent director	0	0%
All directors and executive officers as a group (eight persons)	0	0%

5% Beneficial Owners:
Lamor Blossom Limited(2)	21,185,000	32.6%
Yanto(2)	21,185,000	32.6%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Common Shares (given retroactive effect of the reverse stock split effected on May 18, 2023). All shares represent only Common Shares held by shareholders as no options are issued or outstanding.

(2)	Represents 21,185,000 Class A Common Shares of the Company directly held by Lamor Blossom Limited. Yanto is the sole shareholder of Lamor Blossom Limited. The business address of Lamor Blossom Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands and the business address of Yanto is 28 Duchess Road, #02-13 The Tresor, Singapore.

Related party transactions

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions since January 1, 2023, in which we have been a participant, where the amount involved in the transaction is considered material and in which any of the following was a party: (a) enterprises that directly or indirectly through one or more intermediaries, control, are controlled by, or are under common control with our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

There were no other related party transactions for the years ended December 31, 2025, 2024 and 2023, except for the transactions mentioned below.

The table below sets forth the major related parties of our Company and their relationships with our Company:

Entity or individual name	Relationship with the Company
Zhao Yun	Independent Director and Chairman of the Remuneration Committee of the Company

(a)	We entered into the following related party transactions:

For the year ended December 31, 2025 and 2024, the Company had no material related party transactions.

(b)	We had the following significant related party balances:

As of December 31, 2025, the Company had a due to related party balance of $12,083 owing to Zhao Yun.

Future Related Party Transactions

The Audit Committee of our board of directors (which consists solely of independent directors) approves all related party transactions.

C.	Interests of experts and counsel

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

If we determine to pay dividends on any of our common shares in the future, Following the complete divestiture of our mainland China operations and VIEs in December 2025, we now operate primarily through our Hong Kong subsidiary and other overseas entities, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries.

B.	Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offer and Listing

A.	Offer and listing details

Our common shares (or Class A common shares since March 19, 2018) have been listed and traded on the Nasdaq Capital Market since December 27, 2016 under the symbol “HEBT” until November 15, 2020, under the symbol “NISN” since November 16, 2020 and under the symbol “AIOS” since February 12, 2026.

B.	Plan of distribution

Not applicable for annual reports on Form 20-F.

C.	Markets

Our Class A common shares are listed on the Nasdaq Capital Market under the symbol “AIOS.”

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

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our common shares.

Common shares

The Company is authorized to issue a maximum of 10,000,000,000 common shares divided into:

(a) 9,600,000,000 Class A common shares of a nominal or par value of US$0.01 each (Class A common shares); and

(b) 400,000,000 Class B common shares of a nominal or par value of US$0.01 each (Class B common shares, together with Class A common shares, the common shares or shares).

Dividend distributions

The holders of our common shares are entitled to such dividends as may be declared by our board of directors subject to the BVI Business Companies Act.

Voting rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called meeting of the shareholders entitled to vote on such action and may be effected by a resolution in writing. At each shareholder’s meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will be entitled to one vote for each Class A common share which such shareholder holds and be entitled to 80 votes for each Class B common share which such shareholder holds on all matters subject to vote at each shareholders’ meeting of the Company.

Conversion

Each Class B common share is convertible into one (1) Class A common share at any time by the holder thereof. The right to convert shall be exercisable by the holder of the Class B common share delivering a written notice to the Company that such holder elects to convert a specified number of Class B common shares into Class A common shares.

The number of Class B common shares held by a holder thereof will be automatically and immediately converted into an equal and corresponding number of Class A common shares upon any direct or indirect sale, transfer, assignment or disposition of such number of Class B common shares by the holder thereof or an Affiliate or such holder or the direct or indirect transfer or assignment of the voting power attached to such number of Class B common shares through voting proxy or otherwise to any person or entity that is not an affiliate of such holder. For the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class B common shares to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third-party right is enforced and results in the third party holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related Class B common shares, in which case all the related Class B common shares shall be automatically converted into the same number of Class A common shares.

Election of directors

Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. The laws of the British Virgin Islands, however, do not specifically prohibit or restrict the creation of cumulative voting rights for the election of our directors. Cumulative voting is not a concept that is accepted as a common practice in the British Virgin Islands, and we have made no provisions in our amended and restated memorandum and articles of association to allow cumulative voting for elections of directors.

Meetings

We must provide written notice of all meetings of shareholders, stating the time, place and, in the case of a special meeting of shareholders, the purpose or purposes thereof, at least 7 days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our board of directors shall call a special meeting upon the written request of shareholders holding at least 30% of our outstanding voting shares. In addition, our board of directors may call a special meeting of shareholders on its own motion. A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90 percent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares which that shareholder holds.

The management of us is entrusted to our board of directors, who will make corporate decisions by board resolution. Our directors are free to meet at such times and in such manner and places within or outside the BVI as the directors determine to be necessary or desirable. A 3 days’ notice of a meeting of directors must be given. At any meeting of directors, a quorum will be present if half of the total number of directors is present, unless there are only 2 directors in which case the quorum is 2. If a quorum is not present, the meeting will be dissolved. If a quorum is present, votes of half of present directors are required to pass a resolution of directors.

A meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than one-third (1/3) of the votes of the shares entitled to vote on resolutions of shareholders to be considered at the meeting. A quorum may comprise a single shareholder or proxy and then such person may pass a resolution of shareholders and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy instrument shall constitute a valid resolution of shareholders. If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third (1/3) of the votes of the shares or each class or series of shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved. No business may be transacted at any general meeting unless a quorum is present at the commencement of business. If present, the chairman of our board of directors shall be the chairman presiding at any meeting of the shareholders.

A corporation that is a shareholder shall be deemed for the purpose of our amended and restated memorandum and articles of association to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Protection of minority shareholders

We would normally expect British Virgin Islands courts to follow English case law precedents, which permit a minority shareholder to commence a representative action, or derivative actions in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority by parties in control of us, (3) the act complained of constitutes an infringement of individual rights of shareholders, such as the right to vote and pre-emptive rights and (4) an irregularity in the passing of a resolution which requires a special or extraordinary majority of the shareholders.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new common shares under either British Virgin Islands law or our amended and restated memorandum and articles of association.

Transfer of common shares

Subject to the restrictions in our amended and restated memorandum and articles of association and applicable securities laws, any of our shareholders may transfer all or any of his or her common shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any common share. If our board of directors resolves to refuse or delay any transfer, it shall specify the reasons for such refusal in the resolution. Our directors may not resolve or refuse or delay the transfer of a common share unless the shareholder has failed to pay an amount due in respect of the share.

Liquidation

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay all amounts paid to us on account of the issue of shares immediately prior to the winding up, the excess shall be distributable pari passu among those shareholders in proportion to the amount paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the amounts paid to us on account of the issue of shares, those assets shall be distributed so that, to the greatest extent possible, the losses shall be borne by the shareholders in proportion to the amounts paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up, the liquidator appointed by us may, in accordance with the BVI Business Companies Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

Calls on common shares and forfeiture of common shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their common shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The common shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of common shares

The Company may purchase, redeem or otherwise acquire and hold its own shares in such manner and upon such other terms as the directors may agree with the relevant shareholder(s) save that the Company may not purchase, redeem or otherwise acquire its own shares without the consent of shareholders whose shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted by the BVI Business Companies Act or any other provision in the amended and restated memorandum or articles to purchase, redeem or otherwise acquire the shares without their consent.

The Company may only offer to purchase, redeem or otherwise acquire shares if the resolution of directors authorising the purchase, redemption or other acquisition contains a statement that the directors are satisfied, on reasonable grounds, that immediately after the acquisition the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

Modifications of rights

If at any time our shares are divided into different classes, the rights attached to any class may only be varied, whether or not the Company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50 percent of the issued shares in that class.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by resolution of our board of directors:

●	amend our amended and restated memorandum of association to increase or decrease the maximum number of shares we are authorized to issue;

●	subject to our amended and restated memorandum, divide our authorized and issued shares into a larger number of shares; and

●	subject to our amended and restated memorandum, combine our authorized and issued shares into a smaller number of shares.

Inspection of books and records

Under British Virgin Islands Law, holders of our common shares are entitled, upon giving written notice to us, to inspect (i) our amended and restated memorandum and articles of association, (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members, and to make copies and take extracts from the documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests.

Rights of non-resident or foreign shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional common shares

Our amended and restated memorandum and articles of association authorizes our board of directors to issue additional common shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

Differences in Corporate Law

The BVI Business Companies Act and the laws of the British Virgin Islands affecting British Virgin Islands companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the laws of the British Virgin Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and similar arrangements

Under the laws of the British Virgin Islands, two or more companies may merge or consolidate in accordance with Section 170 of the BVI Business Companies Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders.

While a director may vote on the plan of merger or consolidation even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company.

A transaction entered into by our company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions.

Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the amended and restated memorandum or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the British Virgin Islands.

A shareholder may dissent from a mandatory redemption of his shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder within 20 days who gave written objection. These shareholders then have 20 days to give to the company their written election in the form specified by the BVI Business Companies Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Shareholders’ suits

There are both statutory and common law remedies available to our shareholders as a matter of British Virgin Islands law. These are summarized below:

Prejudiced members

A shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Business Companies Act, inter alia, for an order that his shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Business Companies Act or our amended and restated memorandum and articles of association be set aside.

Derivative actions

Section 184C of the BVI Business Companies Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company to redress any wrong done to it.

Just and equitable winding up

In addition to the statutory remedies outlined above, shareholders can also petition for the winding up of a company on the grounds that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is only available where the company has been operated as a quasi partnership and trust and confidence between the partners has broken down.

Indemnification of directors and executive officers and limitation of liability

British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any provision providing indemnification may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our amended and restated memorandum and articles of association, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

●	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

●	is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover provisions in our amended and restated memorandum and articles of association

Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorise our board of directors to issue additional unissued common shares without further approval from our shareholders. However, under British Virgin Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association, as amended and restated from time to time, as they believe in good faith to be in the best interests of our company.

Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a transaction that is material to the company. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Under British Virgin Islands law, our directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner which contravenes the BVI Business Companies Act or our amended and restated memorandum and articles of association, as amended and re-stated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Shareholder action by written consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. British Virgin Islands law provides that shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting; provided that if the consent is less than unanimous, notice must be given to all non-consenting shareholders. Our amended and restated memorandum and articles of association permit shareholders to act by written consent.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A meeting of shareholders may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling meetings of shareholders. British Virgin Islands law and our amended and restated memorandum and articles of association allow our shareholders holding not less than 30% of the votes of the outstanding voting shares to requisition a shareholders’ meeting. We are not obliged by law to call shareholders’ annual general meetings, but our amended and restated memorandum and articles of association do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under British Virgin Islands law, our amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated memorandum and articles of association, a director may be removed from office, (a) with or without cause, by resolution of shareholders passed at a meeting of shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by at least 75 percent of the votes of the shareholders of the Company entitled to vote; or (b) with cause, by resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. British Virgin Islands law has no comparable statute.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the BVI Business Companies Act and our amended and restated memorandum and articles of association, we may appoint a voluntary liquidator by a resolution of the shareholders or by resolution of directors.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our amended and restated memorandum and articles of association, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not our company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50 percent of the issued shares in that class.

Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, our amended and restated memorandum and articles of association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. Any amendment is effective from the date it is registered at the Registry of Corporate Affairs in the British Virgin Islands.

C.	Material contracts

We have not entered into any material contracts other than in the ordinary course of business and otherwise described elsewhere in this annual report.

D.	Exchange controls

The British Virgin Islands currently has no exchange control regulations or currency restrictions.

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

General

AIOS Tech and Everbright Solutions are tax-exempt companies incorporated in the British Virgin Islands. YD Network is subject to Hong Kong profits tax rate. The rest of the Company’s subsidiaries in China are governed by PRC laws.

Our company pays PRC enterprise income taxes and value added taxes in China for revenues from our subsidiaries.

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

Following the divestiture of our mainland China operations in December 2025, our business operations and management functions have transitioned to Hong Kong. Therefore, we do not consider that our offshore holding company should be classified as a PRC resident enterprise.

PRC Value Added Tax

Pursuant to the Provisional Regulation of China on Value Added Tax and its implementing rules issued in November 2017, all entities and individuals that engage in sales of goods, provision of services, or importation of goods into China are generally subject to a VAT at a rate ranging from 6% to 17% of the gross sales proceeds received, less any VAT already paid or borne by the taxpayeer on the goods or services purchased and used in the production of goods or provisions of services that have generated the gross sales proceeds.

On December 25, 2024, the SCNPC promulgated the VAT Law of the PRC, which will take effect on January 1, 2026, and will replace the Provisional Regulations on Value-added Tax of the PRC.

Following the divestiture of our mainland China operations in December 2025, our business operations and management functions have transitioned to Hong Kong. Accordingly, we do not avail ourselves of such tax policy as of the date of December 31, 2025.

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

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated or re-registered under the BVI Business Companies Act. In addition, except to the extent that our Company has any interest in real property in the British Virgin Islands, all instruments relating to transactions in respect of the common shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from the payment of stamp duty in the British Virgin Islands.

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

Foreign Exchange Risk

Our reporting currency is the U.S. Dollar. Historically, substantially all of our operations were conducted in the PRC, and our sales and costs were denominated in Renminbi (“RMB”). Following our strategic expansion into the Artificial Intelligence sector in late 2025, a portion of our operations is now conducted through our Hong Kong subsidiaries, where transactions are primarily denominated in Hong Kong Dollars (“HKD”).

We are exposed to foreign exchange risk as our results of operations may be affected by fluctuations in the exchange rate between the U.S. Dollar, the RMB, and the HKD.

RMB: If the RMB depreciates against the U.S. Dollar, the value of our RMB sales, earnings and assets as expressed in our U.S. Dollar financial statements will decline. The RMB appreciated approximately 4.25% in 2025.

HKD: The HKD is currently pegged to the U.S. Dollar. However, there is no assurance that the Hong Kong government will maintain the peg in the future. Any significant fluctuation in the exchange rate between the HKD and the U.S. Dollar may materially and adversely affect our financial condition and results of operations.

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

Cash Concentration: As of December 31, 2025 and 2024, approximately $1.4 million and $6.1 million of our cash and cash equivalents were on deposit at financial institutions in Hong Kong.

In Hong Kong: Deposits in Hong Kong are generally protected by the Deposit Protection Scheme (DPS) up to a limit of HK$500,000 (or HK$800,000 effective Oct 2024) per depositor per bank.However, the Company believes that the risk of failure of any of these banks is remote.

Accounts Receivable: The Company has identified the relevant risk characteristics of its customers. Following the divestiture of our legacy supply chain business in December 2025, our customer base has shifted towards technology and enterprise clients. For each pool of customers, the Company considers the historical credit loss experience, current economic conditions, and reasonable forecasts in assessing the lifetime expected credit losses.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any instalments under a sinking or purchase fund after giving effect to the disposal of our former business and the acquisition of YD Network Technology Company Limited in December 2025.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged. The disposal of our former business and the acquisition of YD Network did not result in any modification to the rights of holders of our Class A ordinary shares.

Use of Proceeds

Not applicable, as we disclosed application of all the offering proceeds in our Annual Report on Form 20-F, File 001-37829, filed with the SEC on May 15, 2019. The consideration for the acquisition of YD Network Technology Company Limited was funded by internal resources.

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

As of December 31, 2025, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b)	Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. As previously disclosed, we assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025. In making its assessment, management used the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management implemented and tested internal control over financial reporting based on the Company’s operations, organizational structure and business activities as they existed as of December 31, 2024, and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of December 31, 2025, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

●	The Company does not have adequate internal accounting personnel with sufficient knowledge of U.S. GAAP and SEC reporting standards, which could lead to material misstatements being undetected in a timely manner.

Management’s Planned Remediation Activities

During fiscal year 2025, we undertook efforts to remediate previously disclosed material weaknesses and strengthen our internal controls. Management, under the supervision and direction of our CEO and CFO, continue to take steps to remediate the material weaknesses described above. The Company has set up a financial reporting team and recruited financial reporting staff who have experience with U.S. GAAP and SEC reporting knowledge to prepare and review the financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements. Management’s internal control remediation efforts are underway, and management plans to implement several measures, including, among others::

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

However, we cannot assure you that all these measures, whether implemented prior to or following the Company’s business transformation, will be sufficient to remediate our material weaknesses in time, or at all. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we continue to be unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common shares may decline.”

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The Company’s board of directors has determined that Mr. Ziming Huang qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market standards. The Company’s board of directors has also determined that Mr. Huang and the other members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq Capital Market standards.

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Ethics is attached as an exhibit to this annual report. We have also posted a copy of our code of business conduct and ethics on our website at https://ir.aiosinc.com/corporate-governance/documents-charters.

Item 16C. Principal Accountant Fees and Services

Enrome LLP was appointed by the Company to serve as its independent registered public accounting firm for the 2023 fiscal year on June 1, 2024. Audit services provided by Enrome LLP for the 2025 and 2024 fiscal years included the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.

Information relating to audit services for the fiscal year ended December 31, 2025 will be updated upon completion of the Company’s consolidated financial statements and audit procedures.

Fees Paid To Independent Registered Public Accounting Firm

Audit Fees

Enrome LLP’s fees for the annual audit of our financial statements and review of the financial statements for fiscal 2025 were $300,000.

Enrome LLP’s fees for the annual audit of our financial statements for fiscal 2024 were $470,000.

Audit-Related Fees

The Company has not paid for audit-related services in fiscal 2025.

The Company paid Wei, Wei & Co., LLP $22,000 for audit-related services in fiscal 2024.

Tax Fees

The Company has not paid for tax services in fiscal 2025 or 2024.

All Other Fees

The Company has not paid for any other services in fiscal 2025 or 2024.

Audit Committee Pre-Approval Policies

Before Enrome LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Enrome LLP and Yu CPA PC have been so approved.

Percentage of Hours

All hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2025 and 2024 were attributed to work performed by Enrome LLP’s full-time permanent employees.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services Performed by the Independent Registered Public Accounting Firm

Pursuant to applicable law, and as set forth in the terms of its charter, the Audit Committee is responsible for overseeing the work of our Company’s independent registered public accounting firm. Any audit or non-audit services proposed to be performed are considered by and, if deemed appropriate, approved by the Audit Committee in advance of the performance of such services. All of the fees earned by Enrome LLP described above was attributable to services pre-approved by the Audit Committee.

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

For the year ended December 31, 2025, we did not repurchase any shares of Class A common stock.

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

Governance

Our Company’s board of directors has oversight responsibility for the Company’s overall risk management, including cybersecurity risks, and has not delegated oversight authority for cybersecurity risks to any committee. Our management, led by our Chief Executive Officers and Chief Financial Officer, is responsible for assessing, identifying and managing material cybersecurity risks and threats to our Company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incidents if any. Our cybersecurity officer, as the management representative, reports to the board of directors on a quarterly basis with respect to the status and updates of any material cybersecurity incidents or risks our Company may face and disclosure issues, if any, and on disclosure concerning cybersecurity matters in our annual report on Form 20-F.

In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, we face potential cybersecurity threats that, if realized, would materially affect us. These threats include but are not limited to ransomware and malware attacks, compromised business email and other social engineering threats. Our service providers, suppliers and business partners also face similar cybersecurity risks, which could have an adverse impact on our business. Additional information on cybersecurity risks we face is discussed in Part I, Item 1A, “Risk Factors - While we are not aware of any data breach in the past, future cyberattacks, computer viruses or any failure to adequately maintain security and prevent unauthorized access to our information technology system or data could result in a disruption of our business operations and materially adversely affect our reputation, financial condition and operating results.”

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1	Amended and Restated Memorandum and Articles of Association

2.1	Registrant’s Form of Class A common share Certificate (incorporated by reference to Exhibit 2.1 to Form 6-K filed with the SEC on November 16, 2020)

2.2*	Description of Securities Registered under Section 12 of the Exchange Act

4.1	Employment Agreement, dated May 22, 2024, between the Company and Xin Liu (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K filed with the SEC on June 7, 2024)

4.2	Employment Agreement, dated December 9, 2025, between the Company and Li Guo (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K filed with the SEC on December 11, 2025)

4.3	Employment Agreement, dated December 23, 2025, between the Company and Sylvia Kong Bit Hee (incorporated by reference to Exhibit 10.1 to our Current Report on Form 6-K filed with the SEC on December 23, 2025)

8.1*	List of Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 11.1 to Form 20-F filed with the SEC on April 11, 2017)

11.2*	Insider Trading Policy

12.1*	Certification of Co-Chief Executive Officer Guo Li Required by Rule 13a-14(a)

12.2*	Certification of Co-Chief Executive Officer Xin Liu Required by Rule 13a-14(a)

12.3*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Co-Chief Executive Officer Guo Li Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Co-Chief Executive Officer Xin Liu Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.3**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of Enrome LLP

15.2*	Consent of Ogier

15.3*	Consent of Jingtian & Gongcheng Law Firm

16.1	Letter from Yu Certified Public Accountant PC dated June 3, 2024 (incorporated by reference to Exhibit 99.1 to our Current Report on Form 6-K filed on June 4, 2024)

97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to our Annual Report on Form 20-F filed with the SEC on July 12, 2024)

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

(1)	Incorporated by reference to Exhibits to Form 20-F filed with the SEC on April 24, 2020
*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AIOS TECH INC.

	By:	/s/ Xin Liu
		Name:	Xin Liu
		Title:	Co-Chief Executive Officer

Date: April 20, 2026

AIOS TECH INC.

(Formerly known as Nisun International Enterprise Development Group Co., Ltd)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

AIOS Tech Inc.(Formerly known as Nisun International Enterprise Development Group Co., Ltd)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AIOS Tech Inc and its subsidiaries. (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity and cash flows for the years ended December 31, 2025, 2024 and 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31,2025 and 2024, and the results of its operations and its cash flows for the years ended December 31, 2025, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments.

We determined that there are no critical audit matters.

/s/ Enrome LLP

We have served as the Company’s auditor since 2024

Singapore

April 20, 2026

AIOS TECH INC.

(Formerly known as Nisun International Enterprise Development Group Co., Ltd)

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN US DOLLARS)

	December 31, 2025	December 31, 2024

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,410,674	$6,108,783
Short-term investments	2,930	-
Accounts receivable, net	1,580,000	-
Other receivables	2,050,000	-
Current assets of discontinued operations	-	245,220,464
TOTAL CURRENT ASSETS	5,043,604	251,329,247

NON-CURRENT ASSETS:
Intangible assets, net	54,083	-
Non-current assets of discontinued operations	-	20,092,039
TOTAL NON-CURRENT ASSETS	54,083	20,092,039
TOTAL ASSETS	$5,097,687	$271,421,286

LIABILITIES
CURRENT LIABILITIES:
Accrued expenses and other current liabilities	$331,882	$380,096
Due to related parties - current	12,083	-
Taxes payable	67,367	-
Current liabilities of discontinued operations	-	59,093,952
TOTAL CURRENT LIABILITIES	411,332	59,474,048

NON-CURRENT LIABILITIES
Non-current liabilities of discontinued operations	-	818,128
TOTAL NON-CURRENT LIABILITIES	-	818,128
TOTAL LIABILITIES	411,332	60,292,176

SHAREHOLDERS’ EQUITY*:
Class A common stock, $0.01 par value, 30,000,000 and 30,000,000 shares authorized, 4,985,096 and 4,725,096 shares issued, and 4,798,358 and 4,538,358 shares outstanding as of December 31, 2025 and 2024, respectively	49,851	47,251
Class B common stock, $0.01 par value, 1,000,000 shares authorized, no shares issued and outstanding as of December 31, 2025 and 2024	-	-
Treasury shares	(1,469,517)	(1,253,012)
Additional paid-in capital	141,267,807	139,712,207
Accumulated deficit (retained earnings)	(135,161,786)	72,517,990
Statutory reserves	-	13,229,313
Accumulated other comprehensive loss	-	(17,491,069)
COMMON SHAREHOLDERS’ EQUITY	4,686,355	206,762,680
Non-controlling interests	-	4,366,430
TOTAL SHAREHOLDERS’ EQUITY	4,686,355	211,129,110
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$5,097,687	$271,421,286

*	The financial statements give retroactive effect to the May 18, 2023 one-for-ten reverse share split.

The accompanying notes are an integral part of these consolidated financial statements.

AIOS TECH INC.

(Formerly known as Nisun International Enterprise Development Group Co., Ltd)

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(EXPRESSED IN US DOLLARS)

	For the Year Ended December 31,
	2025	2024	2023

REVENUES:
Revenue generated from services:
Small and Medium Enterprise financing solutions	$3,000,000	$-	$-
Information Technology services	2,067,754	-	-
Total revenue generated from services	5,067,754	-	-
Total revenues	5,067,754	-	-

COST OF REVENUE:
Cost of revenue - services	(1,421,368)	-	-
Total cost of revenue	(1,421,368)	-	-
GROSS PROFIT	3,646,386	-	-

OPERATING EXPENSES:
General and administrative expenses	(2,175,028)	(9,953,175)	(472,422)
Total operating expenses	(2,175,028)	(9,953,175)	(472,422)
INCOME (LOSS) FROM OPERATIONS	1,471,358	(9,953,175)	(472,422)

OTHER (EXPENSES) INCOME:
Loss on disposal of subsidiaries	(225,328,551)	-	-
Interest and investment income (expense)	223,101	98,946	(64,402)
Other expense, net	(1,122)	(3,257)	(3,413)
Total other (expenses) income	(225,106,572)	95,689	(67,815)

LOSS BEFORE INCOME TAXES FROM CONTINUING OPERATIONS	(223,635,214)	(9,857,486)	(540,237)

INCOME TAX EXPENSES	(67,367)	-	-

NET LOSS FROM CONTINUING OPERATIONS	(223,702,581)	(9,857,486)	(540,237)

Net profit from discontinued operations	2,796,798	15,757,277	18,243,917
NET (LOSS) INCOME	(220,905,783)	5,899,791	17,703,680
Net profit attributable to non-controlling interests:
Discontinued operations	(3,306)	(112,375)	(125,942)
NET (LOSS) PROFIT ATTRIBUTABLE TO SHAREHOLDERS	$(220,909,089)	$5,787,416	$17,577,738
Continuing operations	(223,702,581)	(9,857,486)	(540,237)
Discontinued operations	2,793,492	15,644,902	18,117,975

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation gains (losses)	17,491,144	(6,017,982)	(4,536,797)
COMPREHENSIVE (LOSS) INCOME	(203,417,945)	(230,566)	13,040,941
Comprehensive income (loss) attributable to non-controlling interests	(75)	1,595	65
COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO SHAREHOLDERS	$(203,418,020)	$(228,971)	$13,041,006

BASIC AND DILUTED EARNINGS PER COMMON SHARE:
EARNINGS (LOSS) PER COMMON SHARE- BASIC AND DILUTED	$(47.65)	$1.43	$4.46

Weighted average number of shares outstanding-basic and diluted*	4,636,769	4,053,108	3,943,793

*	The financial statements give retroactive effect to the May 18, 2023 one-for-ten reverse share split.

The accompanying notes are an integral part of these consolidated financial statements.

AIOS TECH INC.

(Formerly known as Nisun International Enterprise Development Group Co., Ltd)

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(EXPRESSED IN US DOLLARS)

	Class A Common Stock*		Class B Common Stock		Additional paid-in	Unearned	Accumulated deficit (Retained	Statutory	Accumulated Other Comprehensive	Non- controlling	Treasury shares		Total Shareholders’
	Shares	Amount	Shares	Amount	capital	Compensation	Earnings)	reserves	Loss	Interests	Shares	Amount	Equity
Balance as of January 1, 2023	4,006,263	$40,063	-	$-	$130,503,387	$-	$53,214,304	$9,167,845	$(6,937,950)	$4,165,063	(62,188)	$(355,844)	$189,796,868
Issuance of common shares for board service	12,000	120	-	-	31,695	-	-	-	-	-	-	-	31,815
Capital contribution from non-controlling interest	-	-	-	-	-	-	-	-	-	(35,290)	-	-	(35,290)
Net income	-	-	-	-	-	-	17,577,738	-	-	125,942	-	-	17,703,680
Statutory reserves							(2,396,405)	2,396,405	-	-			-
Treasury shares	-	-	-	-	-	-	-	-	-	-	(3,210)	94,252	94,252
Cancellation of shares due to share split	(667)	(7)	-	-	-	-	-	-	-	-	-	-	(7)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(4,536,732)	(65)	-	-	(4,536,797)
Balance as of December 31, 2023	4,017,596	$40,176	-	$-	$130,535,082	-	$68,395,637	$11,564,250	$(11,474,682)	$4,255,650	(65,398)	(261,592)	203,054,521
Issuance of common shares for board service	4,500	45	-	-	43,155	-	-	-	-	-	-	-	43,200
Shares issued for services	3,000	30	-	-	26,970	-	-	-	-	-	-	-	27,000
Net income	-	-	-	-	-	-	5,787,416	-	-	112,375	-	-	5,899,791
Statutory reserves	-	-	-	-	-	-	(1,665,063)	1,665,063	-	-	-	-	-
Treasury shares	-	-	-		-	-	-	-	-	-	(121,340)	(991,420)	(991,420)
Shares issued for shares-based compensation	700,000	7,000	-	-	9,107,000	-	-	-	-	-	-	-	(9,114,000)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(6,016,387)	(1,595)	-	-	(6,017,982)
Balance as of December 31, 2024	4,725,096	47,251	-	-	139,712,207	-	72,517,990	13,229,313	(17,491,069)	4,366,430	(186,738)	(1,253,012)	211,129,110
Net income	-	-	-	-	-	-	(220,909,089)	-	-	3,306	-	-	(220,905,783)
Treasury shares	-	-	-	-	-	-	-	-	-	-	-	(216,505)	(216,505)
Shares issued for shares-based compensation	260,000	2,600	-	-	1,555,600	-	-	-	-	-	-	-	1,558,200
Disposal of subsidiaries	-	-	-	-	-	-	13,229,313	(13,229,313)	9,621,695	(4,369,736)	-	-	5,251,959
Foreign currency adjustment	-	-	-	-	-	-	-	-	7,869,374	-	-	-	7,869,374
Balance as of December 31, 2025	4,985,096	49,851	-	-	141,267,807	-	(135,161,786)	-	-	-	(186,738)	(1,469,517)	4,686,355

*	The financial statements give retroactive effect to the May 18, 2023 one-for-ten reverse share split.

The accompanying notes are an integral part of these consolidated financial statements.

AIOS TECH INC.

(Formerly known as Nisun International Enterprise Development Group Co., Ltd)

AND SUBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023

(EXPRESSED IN US DOLLARS)

	2025	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(220,905,783)	$5,899,791	$17,703,680
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,619,844	1,719,709	2,238,222
Shares issued for compensation	1,558,200	9,184,200	31,808
Bad debt expense	-	5,037,951	2,215,016
Impairment of goodwill	-	128,577	5,488,816
Loss on disposition of property and equipment	-	217,351	-
Income from investments	(933)	(36,604)	(365,359)
Deferred tax benefit	-	(118,220)	(710,672)
Derivative asset	-	(182,232)	-
Adjustments to treasury shares	(216,505)	64,080	-
Loss from disposal of properties	225,328,551
Changes in operating assets and liabilities:
Accounts receivable	19,235,641	(34,574,649)	(3,086,600)
Advance to suppliers, net	(81,548,904)	(56,157,685)	7,282,068
Prepaid expenses and other current assets	3,788,259	(8,653,076)	(5,511,142)
Receivables from supply chain solutions	(609,401)	33,997,219	(18,651,357)
Inventories	(6,907,189)	29,767,783	(246,818)
Accounts payable	26,896,549	(11,218,937)	5,722,300
Advance from customers	9,461,517	(35,241,476)	16,986,750
Taxes payable	(2,282,405)	(395,174)	1,478,316
Other payables	1,709,039	(5,604,548)	3,232,387
Payable to supply chain solutions	(2,224,708)	(9,165,567)	4,096,141
Operating lease liabilities	(1,793,220)	(730,895)	(834,381)
Accrued expenses and other current liabilities	13,710	374,477	(1,569,395)
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(26,877,738)	(75,687,925)	35,499,780

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	-	(26,677)	(503,957)
Purchase of intangible assets	(2,065)	(4,326)	(44,029)
Cash acquired from acquisition of a subsidiary	10,447	-	-
Proceeds from sale of short-term investments	4,211,946	44,830,237	103,458,984
Proceeds from sale of Derivative asset	2,026,319	487,609	-
Proceeds from sale of Long-term investment	-	-	7,061,233
Proceeds from investment in debt securities	-	-	14,366,013
Proceeds from disposal of property and equipment	71,139	159,086	-
Purchase of short-term investments	(4,802,759)	(39,050,962)	(104,365,028)
Purchase of Derivative asset	-	(1,735,531)	-
Purchase of equity investees	-	(125,074)	-
Cash disposed to disposal of subsidiaries	(15,986,591)	(38,912,976)	(106,975,590)
Sale of a business, net of cash and cash equivalents sold	-	434,174	71,514
Repayments from loans to third parties	-	2,516,772	-
Loans to third parties	-	(1,474,264)	(229,161)
NET CASH USED IN INVESTING ACTIVITIES	(14,471,564)	(32,901,932)	(87,160,021)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	695,284	5,350,399	1,553,471
Proceeds from third-party loans	-	-	1,977,145
Repayment of short-term bank loans	-	(2,116,345)	(29,961)
Repayment of third-party loans	-	(2,918,399)	(2,277,954)
Repayment of loan from related parties	-	-	(8,028,965)
Purchase of treasury shares	-	(1,055,500)	94,252
Capital contribution from non-controlling interest	-	-	(35,290)
NET CASH (USED IN) PRIVIDED BY FINANCING ACTIVITIES	695,284	(739,845)	(6,747,302)

EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH EQUIVALENTS	(2,957,067)	786,545	(1,234,680)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(43,611,085)	(108,543,157)	(59,642,223)

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH FROM CONTINUING OPERATIONS-BEGINNING	6,108,783	7,676,350	23,091,162

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH FROM CONTINUING OPERATIONS-ENDING	$1,410,674	$6,108,783	$7,676,350

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income taxes	$1,605,024	$5,673,350	$4,530,963
Cash paid for interest	$75,019	$170,745	$29,961

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Repayment payable for business disposition		-	279,037
Consideration payable for acquisition of a subsidiary	50,000
Receivable from disposal of subsidiary	$50,000	$-	$-
Lease liabilities arising from obtaining right-of-use assets	-	402,209	295,220
Issuance of shares for share-based compensation	$260,000	$700,000	$-

The accompanying notes are an integral part of these consolidated financial statements.

AIOS TECH INC.

(Formerly known as Nisun International Enterprise Development Group Co., Ltd)

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Organization and description of business

AIOS TECH INC. (“AIOS” or “the Company”), formerly known as Nisun International Enterprise Development Group Co., Ltd, is an investment holding company established under the laws of the British Virgin Islands (“BVI”) on May 29, 2012. On February 12, 2026, the Company officially changed its Nasdaq trading symbol to “AIOS” and its name from “Nisun International Enterprise Development Group Co., Ltd” to “AIOS Tech Inc.”, repositioning itself as a leading provider of artificial intelligence and technology-driven professional services. Following the divestiture of its legacy businesses and the termination of the VIE structure in December 2025, the Company currently conducts its information technology services through its Hong Kong-based subsidiary, YD Network Technology Company Limited, and directly engages in SME financing solutions in overseas markets (outside mainland China) through the parent company.

On November 16, 2020, the Company officially changed its Nasdaq trading symbol to “NISN” and its name from “Hebron Technology Co., Ltd” to “Nisun International Enterprise Development Group Co., Ltd”, which the management believed more closely reflected the Company’s financial services and supply chain solutions business. Prior to the divesture of its PRC operations in December 2025, the Company previously conducteds its business mainly through its subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs (collectively referred to as the “Group”) in the People’s Republic of China (“PRC’’).

The Company began to conduct its financial services business in 2019 through the Company’s subsidiaries and VIEs, Fintech (Shanghai) Digital Technology Co., Ltd. (“Fintech”), Beijing Hengtai Puhui Information services Co., Ltd. (“Hengpu”), Shanghai Luyao Financial Consulting Co., Ltd (“Nami Shanghai”) and their subsidiaries. The Company provided a set of technology-driven customized financing solutions to small-and mid-size enterprises (“SME’s”) through Hengpu, Fintech, Nami and their subsidiaries. Hengpu and Fintech provided comprehensive financing solutions for SMEs, while Nami facilitated the matching of investors and SMEs. The Company commenced a technology-driven integrated supply chain solution through Fintech and its subsidiaries in January 2020 by involving the sales transactions. The Company launched supply chain trading business in July 2021 after generating high-quality customer and resources through its supply chain solution business.

On November 30, 2020, the Company completed the previously announced disposition of its valve manufacturing and installation business. The Company sold all equity interests in its subsidiary, Hong Kong Xibolun Technology Co., Ltd. (“Hebron HK”), pursuant to the terms of an agreement (the “Equity Transfer Agreement”), dated November 30, 2020, to Wise Metro Development Co., Ltd. for approximately $13.9 million (RMB98.3 million). Through the Hebron HK Equity Transfer, the Company sold all the equity interests it held in Zhejiang Xibolun Automation Project Technology Co., Ltd, Wenzhou Xibolun Fluid Equipment Co., Ltd., and Xuzhou Weijia Biotechnology Co., Ltd. The manufacturing and installation business have been presented as discontinued operations (“Discontinued Operations”) retroactively for the periods presented in the consolidated financial statements.for fiscal years ended December 31, 2020, 2019 and 2018.

On December 23, 2025, the Company completed the disposal of NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd. Pursuant to the agreement (the “Equity Transfer Agreement”) dated December 23, 2025, the Company sold all of the equity interests in NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd. (“NiSun BVI”), and its wholly-owned subsidiary, to EVERSTONE GLOBAL HOLDINGS LIMITED for a cash consideration of approximately US$50,000, which remains uncollected as of December 31, 2025. As a result of this transaction, the Company has discontinued its legacy SME financing services business in mainland China and supply chain businesses. NiSun BVI and its subsidiaries have been retrospectively reclassified as discontinued operations in all periods presented in the consolidated financial statements.

As of December 31, 2025, the Company’s subsidiaries are as follows:

	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest
Subsidiaries
YD Network TechnologyCompany Limited	December 01, 2025	Hong Kong	100%
Nami Holding (Cayman) Co., Ltd (“Nami Cayman”)	April 09, 2019	Cayman Islands	100%
Nami Holding (Hong Kong) Co., Limited (“Nami HK”)	May 02, 2019	Hong Kong	100%

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, and the subsidiaries, VIEs and the subsidiaries of the VIEs before disposal, in which it had a controlling financial interest.

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

Uses of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during each reporting period. Actual results could differ from those estimates. There were no key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next reporting period.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

The Company’s revenue for the years ended December 31, 2025, 2024 and 2023 was $3,000,000, nil, and nil in BVI, and $2,067,754, nil, and nil in Hong Kong. The following table illustrates the disaggregation of revenue in 2025, 2024, and 2025 under ASC 606:

	For the year ended December 31,
	2025	2024#	2023#
Revenue generated from services:
Small and Medium Enterprise financing solutions	$3,000,000	$84,320,613	$101,823,899
Supply Chain financing solutions	-	5,712,543	6,153,645
Information Technology Services	2,067,754	-	-
Total revenue generated from services	5,067,754	90,033,156	107,977,544
Revenue generated from sales:
Supply chain trading business	-	250,186,390	278,693,355
Total	$5,067,754	$340,219,546	$386,670,899

#	The revenue numbers for the year ended December 31, 2024 and 2023 are included under Net profit from discontinued operations in the Consolidated Statement of Operations and Comprehensive (Loss) Income.

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

Information Technology Services: For the year ended December 31, 2025, the Company charges customers a one-time fee upon delivery and customer acceptance of its sales services of digital transformation information system software suites provided to customers. The Company enters into one-time fee agreements with customers, which specifies the key terms and conditions of the arrangement. Such agreements generally do not include rights of return, credits or discounts, rebates, price protection or other similar privileges.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, money market fund investments, time deposits, as well as highly liquid investments, which have original maturities of three months or less.

Short-term investments

The Company’s short-term investments include the money market funds.

The money market funds, primarily invest in short-term U.S. Treasury securities, high-grade bank certificates of deposit, commercial paper, and other liquid money market instruments. The investments are measured at fair value (Level 1) in the consolidated balance sheets.

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

The carrying amounts reported in the balance sheet for cash, accounts receivable, short-term investments and other receivables, approximate their fair value based on the short-term maturity of these instruments.

Fair value measurements on a recurring basis

As of December 31, 2025, the financial instruments measured at fair value on a recurring basis are as follows:

	Fair value as of December 31,	Fair value measurement at reporting date
Description	2025	(Level 1)	(Level 2)	(Level 3)
Short-term investments:
Money market funds	$2,930	$2,930	$-	$-
Total	$2,930	$2,930	$-	$-

As of December 31, 2024, the financial instruments measured at fair value on a recurring basis are as follows:

	Fair value as of December 31,	Fair value measurement at reporting date
Description	2024	(Level 1)	(Level 2)	(Level 3)
Short-term investments:
Money market funds	$-	$-	$-	$-
Total	$-	$-	$-	$-

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts receivable

In January 2022, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for doubtful accounts, which replaces the previous incurred loss impairment model. The Company’s estimation of allowance for doubtful accounts considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Company assesses collectability by pooling receivables that have similar risk characteristics and evaluates receivables individually when specific receivables no longer share those risk characteristics. For receivables evaluated individually, when it is determined that foreclosure is probable or when the debtor is experiencing financial difficulty at the reporting date and repayment is expected to be provided substantially through the operation or sale of collateral, expected credit losses are based on the fair value of the collateral at the reporting date. The adoption of ASC 326 did not have a material impact on the Company’s financial position, results of operations and cash flows. No credit impairment losses were recognized as of December 31, 2025, 2024 and 2023. The Company regularly reviews the creditworthiness of its customers to determine whether a credit impairment has occurred on their carrying amounts. The Company writes off accounts and contract receivables against the allowance when a balance is determined to be uncollectible.

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

Useful life
Customer base	5 years

The estimated useful lives of amortizable intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives have changed.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carryforwards, if any. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the consolidated statements of comprehensive income in the period the change in tax rates or tax laws is enacted.

The Company reduces the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is “more-likely-than-not” that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a “more-likely-than-not” realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, and the Company’s experience with operating loss and tax credit carryforwards, if any, not expiring.

The Company recognizes in its financial statements the impact of a tax position if that position is “more-likely-than-not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more-likely-than-not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Interest and penalties recognized related to unrecognized tax benefits are classified as income tax expense in the consolidated statements of comprehensive income.

Foreign currency translation

Since the Company’ former subsidiaries operates primarily in the PRC, the Company’s former subsidiaries’ functional currency is the Chinese Yuan (“RMB”). The functional currency of the Company and its subsidiaries incorporated outside the People’s Republic of China, including those in Hong Kong, is the United States dollar (“US$”). The Company’s financial statements have been translated into the reporting currency of the United States Dollar. Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at the historical exchange rates when the transaction occurred. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported in other comprehensive income (loss). Gains and losses resulting from other foreign currency transactions are reflected in the results of operations.

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

	December 31, 2025	December 23, 2025	December 31, 2024	December 31, 2023

Balance sheet items, except for equity accounts	US$1=RMB 6.9931	US$1=RMB 7.0280	US$1=RMB 7.2993	US$1=RMB 7.0999
Items in the statements of operations and cash flows	US$1=RMB 7.1875	US$1=RMB 7.1913	US$1=RMB 7.1957	US$1=RMB 7.0809
Balance sheet items, except for equity accounts	US$1=HKD 6.9931	US$1=HKD 7.0280	US$1=HKD 7.7677	US$1=HKD 7.8109
Items in the statements of operations and cash flows	US$1=HKD 7.1875	US$1=HKD 7.1913	US$1=HKD 7.8030	US$1=HKD 7.8292

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Statutory reserves

In accordance with the Company Laws of the PRC, the former subsidiaries registered as PRC domestic companies must make appropriations from its after-tax profit as determined under the PRC GAAP to non-distributable reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits as determined in accordance with the legal requirements in the PRC. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the respective company.

The use of the statutory reserves are restricted to the off-setting of losses or increasing capital of the respective company. All these reserves are not allowed to be transferred to their investors in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation. No appropriations to the enterprise expansion fund or staff welfare and bonus fund have been made by the Company.

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

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Employee benefits

The full-time employees of the Company’s former PRC subsidiaries were entitled to staff welfare benefits including medical care, housing fund, pension benefits and unemployment insurance, which are governmental mandated defined contribution plans. These entities were required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued.

Credit risk and concentrations

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, accounts receivable and other receivables. The Company places cash with financial institutions with high credit ratings and quality. Please refer to Note 9 for the disclosure related to concentration of major customers.

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with FASB ASC 260, “Earnings per Share” (“ASC 260”). Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding (including pre-funded warrants) for the period. For the calculation of diluted net income per share, the weighted average number of ordinary shares is adjusted by the effect of dilutive potential ordinary shares, including unvested RSUs and ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method. The effect mentioned above is not included in the calculation of the diluted income/(loss) per share when inclusion of such effect would be anti-dilutive. For the years ended December 31, 2025, 2024, and 2023, there were no dilutive outstanding instruments.

Treasury shares

The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account in shareholders’ equity. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the par value reduces additional paid-in capital.

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

Note 3 — ACQUISITIONS AND DISPOSALS

Acquisition of YD Network

On December 1, 2025, the Company acquired 100% equity interest in YD Network Technology Company Limited (“YD Network”) from a third-party entity, for a cash consideration of US$50,000.

As of the acquisition date of December 1, 2025, the following is a summary of the fair value of the purchase price and the final allocation of the purchase price to the assets acquired and liabilities assumed:

Fair value on acquisition
Assets	USD
Cash and cash equivalents and restricted cash	10,447
Short term investments	5,843
Intangible assets	55,000
Total assets	71,290

Liabilities
Accrued expenses and other current liabilities	17,130
Total liabilities	17,130
Total identifiable net assets at fair value	54,160

Consideration transferred:
-Cash	50,000

Effect of the acquisition of subsidiary on cash flows:

USD
Total cash consideration unpaid as of December 31, 2025	-
Cash and cash equivalents in subsidiary acquired	10,447
Net cash inflow on acquisition	10,447

Disposal of Nisun BVI and its subsidiaries

A disposal is categorized as a discontinued operation if the disposal group is a component of an entity or group of components that meets the held for sale criteria, is disposed of by sale or other than by sale and represents a strategic shift that has or will have a major effect on an entity’s operations and financial results. The results of disposals that qualify as a discontinued operation are presented as such for all reporting periods presented. Results of discontinued operations include all revenues and expenses directly derived from such disposal group; general corporate overhead is not allocated to a discontinued operation. For disposals other than by sale, results of operations of a business would not be recorded as a discontinued operation until the period in which the business is actually disposed of other than by sale.

On December 23, 2025, the Company disposed of 100% equity interest in NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd. (“NISUN BVI”) to an independent third party for a total consideration of US$50,000. The Company recognized a disposal loss of $225,328,551 in connection with this disposal. The disposal loss represents the excess of the net carrying amount of the subsidiary over the sales consideration, as well as the balance of amounts due from the disposed subsidiary that was determined to be uncollectible as of the disposal date and written off as part of the disposal loss. Accordingly, the Company deconsolidated the Disposed Group with effect from December 23, 2025.

The Company’s sales of the Disposal Group represented a strategic business shift having a major effect on the Group’s operations and financial results. The results of operations for the Disposal Group are presented as discontinued operations on the consolidated statements of operations and comprehensive loss, and assets and liabilities are reflected as “Assets and Liabilities of Discontinued Operations” on the consolidated balance sheets for all periods presented. Amounts for all periods discussed below reflect the results of operations, financial condition and cash flows from the Company’s continuing operations, unless otherwise note.

Note 3 — ACQUISITIONS AND DISPOSALS (CONTINUED)

As of the disposal date of December 23, 2025, the Nisun BVI’s subsidiaries and consolidated VIEs are as follows:

	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest
Subsidiaries
NiSun International Enterprise Management Group (Hong Kong) Co., Limited (“NiSun HK”)	July 12, 2019	Hong Kong	100%
Nisun (Shandong) Industrial Development Co., Ltd (“Nisun Shandong” or “WFOE”)	December 15, 2020	PRC	100%
NingChen (Shanghai) Enterprise Management Co., Ltd.(“NingChen”)	July 12, 2019	PRC	100%
Shandong Taiding International Investment Co., Ltd. (“Taiding”)	November 12, 2019	PRC	80%
Shanghai Naqing Enterprise Management Co., Ltd (“Naqing” or “WFOE”)	April 10, 2019	PRC	100%
NiSun Ocean (Qingdao) Supply Chain Investment Co., Ltd.(“Nisun Ocean”)	July 30, 2021	PRC	100%
Zhumadian NiSun Supply Chain Management Co., Ltd.(“Nisun ZMD”)	December 29, 2021	PRC	100%
Nisun (Beijing) Supply Chain Management Co., Ltd.(“Nisun Beijing”)	November 07, 2022	PRC	100%
Qingdao Sailang International Trade Co., Ltd.(“Sailang”)	July 31, 2022	PRC	100%
Rizhao Sailang Mining Co., Ltd.(“RZ Sailang”)	July 31, 2022	PRC	100%
Gansu Zhonghexi Trading Co., Ltd.(“Gansu Zhonghexi”)	July 31, 2022	PRC	65%
Shanghai Keqiya International Trade Co., Ltd.(“Keqiya”)	June 07, 2023	PRC	100%
Fanningke Digital Technology (Shanghai) Co., Ltd.(“Fanningke”)	July 20, 2023	PRC	100%
Fanshengke Supply Chain (Shanghai) Co., Ltd.(“Fanshengke”)	July 28, 2023	PRC	100%
Fintech (Henan) Trading Co., Ltd.(“Henan Trading”)	April 03, 2023	PRC	100%
Fanshengke Supply Chain (Fujian) Co., Ltd. (“Fanshengke Fujian”)	March 19, 2024	PRC	100%
Khorgos Fanning Network Technology Co., Ltd. (“Khorgos Fanning”)	July 12, 2024	PRC	100%
Shanghai Ningzhuan Trading Partnership Enterprise (“Ningzhuan”)	December 4, 2024	PRC	95%
Hebei Ruizu Trading Co., Ltd. (“Hebei Ruizu”)	December 11, 2024	PRC	99%

VIEs
Fintech (Shanghai) Digital Technology Co., Ltd. (“Fintech Shanghai”)	July 12, 2019	PRC	100%
Beijing Hengtai Puhui Information Services Co., Ltd (“Hengpu”)	December 31, 2019	PRC	100%
Shanghai Luyao Financial Consulting Co., Ltd. (“Luyao Shanghai”)	June 04, 2015	PRC	100%

Note 3 — ACQUISITIONS AND DISPOSALS (CONTINUED)

	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect economic interest
Subsidiaries of the VIEs
Khorgos Fintech Network Technology Co., Ltd. (“Khorgos”)	July 12, 2019	PRC	100%
Jilin Province Lingang Supply Chain Management Co., Ltd (“Lingang”)	November 27, 2019	PRC	100%
Fintech Supply Chain Management (Shenzhen) Co., Ltd.(“Fintech Shenzhen”)	November 21,2022	PRC	100%
Liaogang NiSun (Yingkou) Supply Chain Management Co., Ltd.(“Liaogang Yingkou”)	September 03, 2018	PRC	51%
Hangzhou Fengtai Supply Chain Management Co., Ltd. (“Fengtai”)	December 31, 2019	PRC	100%
Nanjing Nisun Gold Co., Ltd. (“Nisun Gold”)	December 10, 2020	PRC	100%
Fintech (Shandong) Supply Chain Management Co., Ltd. (“Fintech Shandong”)	November 04, 2020	PRC	100%
Fanlunke Supply Chain Management (Shanghai) Co., Ltd. (“Fanlunke Shanghai”)	December 29, 2020	PRC	100%
Fintech Supply Chain Management (Ningbo) Co., Ltd. (“Fintech Ningbo”)	January 25, 2021	PRC	100%
Henan Fintech Digital Technology Co., Ltd. (“Henan Fintech”)	June 27, 2024	PRC	100%
Fanlun Ke Trading (Nanjing) Co., Ltd. (“Fanlunke Nanjing”)	December 12, 2024	PRC	100%
Fanlunke Trading (Chengdu) Co., Ltd. (“Fanlunke Chengdu”)	January 17, 2025	PRC	100%
Fanlunke New Retail (Chengdu) Co., Ltd. (“Fanlunke Retail”)	March 11, 2025	PRC	100%

On December 23, 2025, the Company calculated a loss resulting from such disposal as follows:

Note 3 — ACQUISITIONS AND DISPOSALS (CONTINUED)

As of December 23, 2025
Assets	USD
Cash and cash equivalents and restricted cash	15,986,591
Short term investments	7,706,050
Accounts receivable	35,246,811
Advance to suppliers, net	179,209,454
Inventories	7,905,656
Receivables from supply chain solutions	26,628,729
Prepaid expenses and other current assets	20,432,683
Property and equipment, net	298,677
Intangible assets, net	190,475
Equity investments	458,201
Goodwill	17,709,008
Deferred tax assets, net	419,940
Total assets	312,192,275

Liabilities
Short-term loans	6,189,528
Accounts payable	63,489,162
Accrued expenses and other current liabilities	22,726,831
Payables to supply chain solutions	2,116,672
Liabilities of financial guarantee	22,563
Advances from customers	17,500,339
Taxes payable	1,376,565
Due to related parties - current	297,075
Total liabilities	113,718,735
Total net assets of the Disposal Group	198,473,540
Less: Non-controlling interest of the Disposal Group	4,369,736
Net assets of the Disposal Group attributable to the Company’s shareholders	194,103,804
Add:Writes-off of net amounts due from disposed subsidiaries	21,653,052
Less:disposal proceeds	(50,000)
Loss on disposal before reclassification of cumulative foreign currency translation differences of the Disposal Group to profit or loss	(215,706,856)
Reclassification of cumulative foreign currency translation losses of the Disposal Group to profit or loss	(9,621,695)
Loss on disposal recognized in the Consolidated Statements of Operations and Comprehensive (Loss) Income	(225,328,551)

Effect of the disposal of subsidiaries on cash flows:

USD
Total disposal proceeds which remains uncollected as of December 31, 2025	-
Less: Cash and cash equivalents in subsidiaries disposed	(15,986,591)
Net cash outflow on disposal	(15,986,591)

Note 3 — ACQUISITIONS AND DISPOSALS (CONTINUED)

The assets and liabilities for discontinued operations of the Disposal Group comprised the following items as of December 31, 2024:

As of December 31, 2024
USD
Current assets for discontinued operations
Cash and cash equivalents and restricted cash	38,912,976
Short term investments	6,882,714
Derivative asset	1,996,340
Advance to suppliers, net	92,304,699
Accounts receivable, net	54,444,438
Inventories	806,821
Receivables from supply chain solutions	23,978,130
Due from related party	1,665
Prepaid expenses and other current assets	25,892,681
Total current assets	245,220,464
Non-current assets for discontinued operations
Property and equipment, net	358,038
Intangible assets, net	205,032
Goodwill	17,050,800
Deferred tax assets, net	412,162
Equity investments	457,416
Right-of-use assets, net	1,608,591
Total non-current assets	20,092,039
Total assets	265,312,503

Current liabilities for discontinued operations
Accounts payable	34,630,781
Short-term bank loans	5,274,478
Accrued expenses and other current liabilities	2,550,686
Operating lease liabilities - current	948,561
Payables to supply chain solutions	4,229,793
Liabilities of financial guarantee	21,725
Advances from customers	7,528,352
Taxes payable	3,642,427
Due to related parties - current	267,149
Total current liabilities	59,093,952

Non-current liabilities for discontinued operations
Operating lease liabilities – non-current	818,128
Total non-current liabilities	818,128
Total liabilities	59,912,080
Total net assets of the Disposal Group	205,400,423

Note 3 — ACQUISITIONS AND DISPOSALS (CONTINUED)

The condensed cash flows of Disposal Group were as follows for the fiscal year ended December 31, 2025, 2024 and 2023:

	Years ended December 23,	Years ended December 31,
	2025	2024	2023
	USD	USD	USD
Net cash used in (provide) by operating activities	(25,991,045)	(75,175,858)	35,977,584
Net cash provide by investing activities	1,504,580	6,011,044	19,815,569
Net cash provide by (used in) financing activities	695,284	315,655	8,187,411

Reconciliation of the major classes of losses from discontinued operations in the consolidated statements of operations and comprehensive loss for the fiscal year ended December 31, 2025, 2024 and 2023 is as follow:

	Years ended December 23,	Years ended December 31, 2023
	2025	2024	2023
	USD	USD	USD
Revenues	39,851,717	340,219,546	386,670,899
Cost of revenue	(32,126,867)	(309,307,525)	(346,684,969)
Gross profit	7,724,850	30,912,021	39,985,930
Operating costs:
Selling expenses	(310,646)	(1,504,002)	(1,525,692)
General and administrative expenses	(3,200,625)	(9,294,385)	(10,386,589)
Research and development expenses	(503,815)	(1,414,437)	(1,093,457)
Bad debt expense	-	(5,037,951)	(2,215,016)
Goodwill Impairment Loss	-	(128,577)	(5,488,816)
Interest and investment income (expenses)	(41,270)	1,563,700	2,621,990
Other income (expenses), net	(21,164)	324,212	2,162,714
Net gain on sale of discontinued operations, net of applicable income tax	-	4,863,777	-
Profit before income taxes from discontinued operations	3,647,330	20,284,358	24,061,064
Income tax expenses	(850,532)	(4,527,081)	(5,817,147)
Net profit attributable to non-controlling interests	(3,306)	(112,375)	(125,942)
Net profit from discontinued operations	2,793,492	15,644,902	18,117,975

Note 4 — SHORT-TERM INVESTMENTS

The following table summarizes the Company’s short-term investments measured at amortized cost as of December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Money market funds, cost	$2,921	$-
Gain from changes in fair value	9	-
Total short-term investments	$2,930	$-

As of December 31, 2025, the fair value of the Taikang Kaitai US Dollar Money Market Fund held by the Company was $2,930, resulting in investment income from changes in fair value of $9.

Note 5 — ACCOUNTS RECEIVABLE, NET

The accounts receivable consists of the following:

	December 31, 2025	December 31, 2024
Accounts receivable from services	$1,580,000	$-
Total	1,580,000	-
Less: allowance for credit losses	-	-
Accounts receivable, net	$1,580,000	$-

The accounts receivable has been fully collected subsequent to the end of the fiscal year.

Note 6 — OTHER RECEIVABLES

	December 31, 2025	December 31, 2024
Other receivables	$2,050,000	$-
Total other receivables	$2,050,000	$-

As of December 31, 2025, other receivables include $2,050,000, of which $2,000,000 represented funds loaned by the company to a third-party enterprise for its working capital needs, with a loan term of three years from the date of transfer; the company may demand repayment of such amount at any time upon written notice, and $50,000 represents unpaid consideration from the disposal of a subsidiary. All other receivables are unsecured and non-interest-bearing.

Note 7 —INTANGIBLE ASSETS, NET

The following is a summary of intangible assets as of December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Customer base arise from acquisition of a subsidiary (Note 3)	$55,000	$-
Total intangible assets	55,000	-
Less: accumulated amortization	(917)	-
Intangible assets, net	$54,083	$-

Amortization expense was $917,nil and nil for the years ended December 31, 2025, 2024 and 2023, respectively.

Amortization expense for the next five years are as follows：

Amortization expense
2026	$11,000
2027	11,000
2028	11,000
2029	11,000
2030	10,083
TOTAL	54,083

Note 8 — INCOME TAXES

Taxes payable consisted of the following:

	December 31, 2025	December 31, 2024

Income tax payable	$67,367	$-
Total taxes payable	$67,367	$-

BVI

AIOS Tech Inc., formerly known as Nisun International, Hebron Technology, was incorporated in the BVI and is not subject to income taxes under the current laws of the BVI.

Cayman

Nami Cayman is incorporated in the Cayman Islands and is not subject to income taxes under the current laws of the Cayman Islands.

Hong Kong

Nami HK and YD Network are the companies registered in Hong Kong and subject to a corporate income tax rate of 8.25% on the first HK$2 million of profits and the remaining profits will be taxed at 16.5% if revenue is generated in Hong Kong. HK$3,934,608 profit before income tax was generated in Hong Kong for the years ended December 31, 2025.

Note 9 — CONCENTRATION OF MAJOR CUSTOMERS

Substantially all of the Company’s revenue from services is derived from customers that are located primarily outside Mainland China, including Hong Kong. The Company has a concentration of its revenues with specific customers. For the year ended December 31, 2025, four customers accounted for 14%, 12%, 12%, and 11% of the Company’s total revenue from the services business. As of December 31, 2025, three customers accounted for approximately 38%, 37% and 25% of the Company’s total accounts receivable balance.

For the years ended December 31, 2024 and 2023, the Company’s revenue was primarily derived from NISUN BVI and its subsidiaries, which were disposed of on December 23, 2025. Substantially all of the Company’s revenue from its former subsidiaries was derived from financial services and the supply chain trading business, which were primarily generated from customers located in China. The Company’s former subsidiaries has a concentration of its revenues with specific customers. For the year ended December 31, 2024, four customers accounted for 30%, 14%, 13%, and 13% of the Company’s total revenue from the financial services business and two customer accounted for 23% and 13% of the Company’s total revenue from its supply chain trading business. For the year ended December 31, 2023, four customers accounted for 28%, 19%, 15%, and 11% of the Company’s total revenue from the financial services business and two customer accounted for 44% and 12% of the Company’s total revenue from its supply chain trading business. As of December 31, 2024, three customers accounted for approximately 30%, 17% and 10% of the Company’s total accounts receivable balance.

Note 10 — SHAREHOLDERS’ EQUITY

On May 2, 2023, the Board of Directors of the Company approved a reverse split of the Company’s common shares at the ratio of one-for-ten with the effective date of May 18, 2023. The Reverse Share Split reduced the shares authorized for issuance to 31,000,000 common shares divided into: (i) 30,000,000 Class A Common Shares, each with a par value of US$0.01, and (ii) 1,000,000 Class B Common Shares, each with a par value of US$0.01, of which 4,985,096 Class A common shares were issued and 4,798,358 outstanding as of December 31, 2025. No class B common shares are issued and outstanding as of December 31, 2025. The financial statements give retroactive effect to this one-for-ten Reverse Share Split.

Share incentive plan

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

On September 12, 2024, the Board of Directors authorized the Company to grant 700,000 shares of Class A common shares to the Company’s CEO, Xin Liu, then Chairman of the Board of Directors, Jinbao Li, and four employees under the Company’s 2022 Equity Incentive Share Plan. The fair value of these restricted Class A common shares was $9,114,000, determined using the closing price of $13.02 on September 12, 2024. The incentive shares granted to four of the employees vested immediately upon grant.

Note 10 — SHAREHOLDERS’ EQUITY (CONTINUED)

On November 7, 2024, the Board granted an aggregate of 4,500 Class A common shares to two non-employee directors. The fair value of these Class A common shares was $43,200 , determined using the closing price on November 7, 2024. On September 4, 2020, the Company entered into certain engagement letters with these two directors. Pursuant to the agreements, each of the Directors will have served the Company for a full year (the vesting period) and on September 4, 2024, the anniversary date of their appointment as a director, received such shares share. The value of these shares was recognized in general and administrative expenses over the vesting period. The incentive shares granted vested immediately upon grant.

On March 19, 2025 and April 7, 2025, the Board of Directors approved the grant of 100,000 and 160,000 shares of Common Stock A to two employees pursuant to the 2022 Share Incentive Plan, with an aggregate fair value of $1,558,200 based on the grant-date closing prices of $7.15 and $5.27, respectively. The incentive shares granted vested immediately upon grant.

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

As of December 31, 2025, 2024 and 2023, 706,000, 705,453 and 705,153 of the 706,000 Pre-Funded Warrants have been exercised, respectively.

Note 11 — RELATED PARTY TRANSACTIONS

The table below sets forth major related parties of the Company and their relationships with the Company

Entity or individual name	Relationship with the Company
Zhao Yun	Independent Director and Chairman of the Remuneration Committee of the Company

(a)	The Company entered into the following related party transactions:

For the year ended December 31, 2025 and 2024, the Company had no material related party transactions.

(b)	The Company had the following significant related party balances:

As of December 31, 2025, the Company had a due to related party balance of $12,083 owing to Zhao Yun.

Note 12 — COMMITMENTS AND CONTINGENCIES

COMMITMENTS

As of December 31, 2025, the Company had no non-cancelable operating leases.

CONTINGENCIES

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss for a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. The Company was not aware of any litigation, lawsuits or claims as of December 31, 2025.

Note 13 — SUBSEQUENT EVENTS

Establishment of New Subsidiaries

On January 13, 2026, the Company incorporated Everbright Solutions Limited, a wholly owned subsidiary, under the laws of the British Virgin Islands (“BVI”).

Treasury Stock for Employee Equity Incentives

On January 30, 2026, the Company issued 186,738 shares of Common Stock A from the treasury stock held to two employees as incentives. The related share-based compensation expense was recognized in selling, general and administrative expenses based on the closing price on the issue date.

Private Placement of Common Stock A and Warrants

On February 13, 2026, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors relating to a private placement offering (the “Private Placement”) of 60,000,000 Class A common shares with a par value of US$0.01 per share at a subscription price of US$0.4 per share, and warrants to purchase up to an aggregate of 120,000,000 Class A common shares.

On March 6, 2026, all closing conditions under the Securities Purchase Agreement were satisfied, and the Private Placement was consummated. The Company issued the Class A common shares and warrants to the investors in accordance with the agreement, and gross proceeds from the share issuance were approximately US$24.0 million.

Increase of Authorized Share Capital

On February 25, 2026, the board of directors of the Company adopted the Amended and Restated Memorandum and Articles of Association to increase the maximum number of shares authorized for issuance to 10,000,000,000 common shares divided into (i) 9,600,000,000 Class A Common Shares of a par value of US$0.01 each; and (ii) 400,000,000 Class B Common Shares of a par value of US$0.01 each.

The Company has evaluated subsequent events from the balance sheet date through the date the financial statements are issued, and determined that there have been no other events or transactions occurring during this reporting period that would require recognition or disclosure in the financial statements, other than those disclosed herein.

Note 14 — RESTRICTED NET ASSETS

There is no other restriction on use of proceeds generated by the Group to satisfy any obligations of the Company.